Form 20-F
period 2018-12-31
StoneCo Ltd.
filed 2019-04-29
CIK 1745431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38714

StoneCo Ltd.
(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of incorporation or organization)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680
(Address of principal executive offices)

Marcelo Baldin, Vice President, Finance
Tel: +55 (11) 3157-3115 – marcelo.baldin@stone.com.br
R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares, par value US$0.000079365 per share	STNE	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	125,697,438
Class B common shares, par value US$0.000079365 per share	151,482,561

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

StoneCo Ltd.

ii

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Stone Co.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Linked Gourmet Soluções Para Restaurantes S.A. (“Linked Gourmet”), and Collact Serviços Digitais S.A. (“Collact”), being entities which we have a significant minority interest in but do not consolidate.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

Financial Statements

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Corporate Events

Acquisition of Remaining Interest in Equals

On September 4, 2018, we acquired an additional equity interest in Equals S.A., or “Equals”, an entity in which we previously had a significant minority interest but did not control, bringing our ownership of its outstanding equity interests to 56.0% as of such date. Accordingly, as of and for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2018 we did not consolidate Equals, but for periods subsequent to September 4, 2018, we have consolidated Equals in our financial statements. In addition, in connection with the consummation of the initial public offering, we purchased the remaining 44.0% interest in Equals in exchange for 233,856 Class A common shares. As of October 29, 2018, Equals is a wholly-owned subsidiary of the Company.

New Investments in Software

In March 2019, we signed two binding memoranda of understanding, to invest in two new software companies, VHSYS and Tablet Cloud, which we believe will strengthen our ecosystem of solutions that empower SMBs to manage and grow their businesses. Below of a description of these companies.

•	VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

•	Tablet Cloud is a white-label POS and simple ERP application focused on SMBs with simpler needs which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

Together, VHSYS and Tablet Cloud add nearly 18,000 software clients. We expect that these new solutions will assist us in our continued efforts to help clients better manage their operations, and drive omni-channel growth, giving brick and mortar establishments the tools they need to successfully sell both online and offline.

Special Note Regarding Non-IFRS Financial Measure

This annual report presents our adjusted net income (loss) for the convenience of investors. Adjusted net income (loss) is a non-IFRS financial measure. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Adjusted net income (loss), however, should be considered in addition to, and not as a substitute for or superior to, profit (loss), or other measures of the financial performance prepared in accordance with IFRS.

Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our core operating performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, (3) certain other non-recurring items and (4) tax effects of the foregoing adjustments, as described in note (3) to “Item 3. Key Information—A. Selected financial data.”

Adjusted net income (loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We believe adjusted net income (loss) is useful to evaluate our operating and financial performance for the following reasons:

•	adjusted net income (loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value of their assets and the method by which their assets were acquired;

•	non-cash equity grants made to executives and employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time and the related expenses are not key measures of our core operating performance;

•	fair value adjustments to share-based compensation expenses classified as a liability do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance;

•	amortization of the fair value adjustment on intangible assets and property and equipment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and

•	other write-offs that are one-time extraordinary charges and are not reflective of our core operating performance.

We use adjusted net income (loss) as a key profitability measure to assess the performance of our business. We believe that adjusted net income (loss) should therefore be made available to investors, securities analysts and other interested parties to assist in their assessment of the performance of our business.

Adjusted net income (loss) is not a substitute for net income or loss for the period, which is the IFRS measure of earnings. Additionally, our calculation of adjusted net income (loss) may be different from the calculation used by other companies, including our competitors in the payments processing industry, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. Additionally, this measure is not intended to be a measure of cash available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. For a reconciliation of our adjusted net income (loss), see “Item 3. Key Information—A. Selected financial data.” You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet, payment solutions and e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or the ABECS, (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN, (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, among others and (5) an August 2018 survey comparing the Net Promoter Scores, or NPS, of our peers in our key markets in Brazil, prepared by the Brazilian Institute of Public Opinion and Statistics (Instituto Brasileiro de Opinião Pública e Estatística), or the IBOPE, which was commissioned by us. For additional information regarding NPS, see “—Calculation of Net Promoter Score” below.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the selling shareholders, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Calculation of Net Promoter Score

Net Promoter Score, or NPS, is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Stone Co. to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question. Our NPS score of 65 was measured in an August 2018 survey we commissioned, which was conducted by the IBOPE.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report on form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these terms or other similar expressions.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by transaction activities, subscription and equipment rental fees and other services;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products and services;

•	our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	our plans to expand our global footprint and explore opportunities in adjacent sectors;

•	competition adversely affecting our profitability;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry;

•	our ability to innovate and respond to technological advances and changing market needs and customer demands;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes;

•	our failure to successfully maintain a relevant omni-channel experience for our clients, thereby adversely impacting our results of operations;

•	our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives; and

•	our plans to pursue and successfully integrate strategic acquisitions.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Certain Terms and Conventions

A glossary of industry and other defined terms is included in this annual report, beginning on page 162.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       Directors and senior management

Not applicable.

B.       Advisers

Not applicable.

C.       Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.       Offer statistics

Not applicable.

B.       Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected financial data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.

The summary statement of profit or loss data and statement of financial position data as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this annual report. The statement of financial position date as of December 31, 2016, is derived from our audited consolidated financial statements previously filed.

	For the Year Ended December 31,
	2018	2018	2017	2016
	(US$)(1)	(R$)
	(in millions, except amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	132.8	514.6	224.2	121.1
Net revenue from subscription services and equipment rental	55.1	213.7	105.0	54.7
Financial income	206.8	801.3	412.2	247.4
Other financial income	12.8	49.6	25.3	16.7
Total revenue and income	407.5	1,579.2	766.6	439.9
Cost of services	(83.4)	(323.0)	(224.1)	(133.2)
Administrative expenses	(65.3)	(252.9)	(174.6)	(106.1)
Selling expenses	(49.1)	(190.2)	(92.0)	(49.5)
Financial expenses, net	(77.7)	(301.1)	(237.1)	(244.7)
Other operating income (expense), net	(17.9)	(69.3)	(134.2)	(55.7)
(Loss) income from investment in associates	(0.1)	(0.4)	(0.3)	0.1
Profit (loss) before income taxes	114.2	442.3	(95.7)	(149.2)

	For the Year Ended December 31,
	2018	2018	2017	2016
	(US$)(1)	(R$)
	(in millions, except amounts per share)
Income tax and social contribution	(35.4)	(137.1)	(9.3)	27.0
Net income (loss) for the year	78.8	305.2	(105.0)	(122.2)
Net income (loss) attributable to non-controlling interests	1.0	4.0	3.8	(2.4)
Net income (loss) attributable to owners of the parent	77.7	301.2	(108.7)	(119.8)
Basic earnings (loss) per share(2)	US$ 0.34	R$ 1.30	R$(0.49)	R$(0.61)
Diluted earnings (loss) per share(2)	US$ 0.33	R$ 1.29	R$(0.49)	R$(0.61)
Other data:
Adjusted net income (loss) (in millions)(3)	US$ 88.5	R$ 342.8	R$45.1	R$(51.9)
TPV (in billions)	US$ 21.5	R$ 83.4	R$48.5	R$28.1
Active clients (in thousands)	n/a	267.9	131.2	82.0
Take rate	n/a	1.83%	1.53%	1.51%

_____________________

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing net income or loss for the period/year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the period. See note 23 to our audited consolidated financial statements included elsewhere in this annual report.

(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the period/year, the most directly comparable financial measure calculated and presented in accordance with IFRS.

	For the Year Ended December 31,
	2018	2018	2017	2016
	(US$ millions)(a)	(R$ millions)
Net income (loss) for the period/year	78.8	305.2	(105.0)	(122.2)
Share-based compensation expenses(b)	15.7	60.8	138.9	53.1
Amortization of fair value adjustment on intangibles related to acquisitions(c)	3.3	12.6	14.8	17.2
Fair value adjustments of assets whose control was acquired(d)	(5.5)	(21.4)	—	—
One-time impairment charges(e)	2.2	8.4	—	—
Pre-tax subtotal	94.4	365.7	48.7	(51.9)
Tax effect on adjustments(f)	(5.9)	(22.8)	(3.6)	—
Adjusted net income (loss)	88.5	342.8	45.1	(51.9)
____________________
(a)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(b)	Consists of non-cash expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Description of Principal Line Items—Other operating expenses, net—Liability-classified share-based compensation expense” and note 26 to our consolidated financial statements for further information.

(c)	Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the EdB Acquisition. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—EdB Acquisition” for further information.

(d)	Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired.

(e)	Consists of (1) impairment charges associated with certain processing system intangible assets acquired in the EdB Acquisition that we no longer use, in an amount of R$6.4 million for the year ended December 31, 2018 and (2) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for the year ended December 31, 2018.

(f)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

	As of December 31,
	2018	2018	2017	2016
	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	791.9	3,068.5	843.7	237.0
Accounts receivable from card issuers	2,385.7	9,244.6	5,078.4	3,052.6
Other current assets	32.2	124.7	77.4	29.5
Total current assets	3,209.8	12,437.8	5,999.5	3,319.1
Total non-current assets	220.8	855.4	636.2	520.2
Total assets	3,430.5	13,293.2	6,635.7	3,839.2
Liabilities and Equity
Current liabilities
Accounts payable to merchants	1,289.3	4,996.1	3,637.5	3,029.3
Other current liabilities	273.2	1,058.7	186.1	92.6
Total current liabilities	1,562.5	6,054.8	3,823.6	3,121.9
Non-current liabilities
Obligations to FIDC senior quota holders	531.1	2,057.9	2,056.3	—
Other non-current liabilities	22.6	87.6	273.3	130.1
Total non-current liabilities	553.7	2,145.5	2,329.6	130.1
Total liabilities	2,116.2	8,200.2	6,153.2	3,252.0
Total equity	1,314.3	5,093.0	482.6	587.2
Total liabilities and equity	3,430.5	13,293.2	6,635.7	3,839.2
____________________
(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

Exchange rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9725 per U.S.$1.00 on April 25, 2019, which reflected a 0.2% depreciation in the real against the U.S. dollar since December 31, 2018. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable.

Year	Period-end	Average(1)	Low	High
2014	2.6562	2.3599	2.1974	2.7403
2015	3.9048	3.3876	2.5754	4.1949
2016	3.2591	3.4500	4.1193	3.1558
2017	3.3080	3.193	3.0510	3.3807
2018	3.8748	3.6796	3.1391	4.1879

Month	Period-end	Average(2)	Low	High
October 2018	3.7177	3.7584	3.6368	4.0273
November 2018	3.8633	3.7852	3.6973	3.8925
December 2018	3.8748	3.8851	3.8285	3.9330
January 2019	3.6519	3.7416	3.6519	3.8595
February 2019	3.7385	3.7236	3.6694	3.7756
March 2019	3.8967	3.8470	3.7762	3.9682
April 2019 (through April 25, 2019)	3.9725	3.8915	3.8345	3.9725

____________________

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our shares could decline.

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants as rapidly as in the past, the use of our services could decline, reducing our revenues.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a number of projects to develop new services or compete with these new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account and bank card, prepaid card offerings, credit offerings and other new offerings emerging in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients. Furthermore, even though the market for alternative payment processing services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our offerings.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. For example, in October 2018, an individual or individuals publicly disclosed portions of certain non-material source code from the proprietary software used in our Pagar.me PSP solution and Stone Pagamentos S.A., or Stone Pagamentos, platforms that we had privately hosted on a third-party code development website. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. Given the rules established by the payment scheme settlors, such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants, and those who may hold funds and balance in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment schemes, governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment schemes. In addition, a significant cybersecurity breach of our systems or communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. While we maintain insurance policies to address certain risks associated with cyber attacks, such insurance coverage may be insufficient to cover all losses or types of claims that may arise.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small and mid-sized merchant processing and servicing sector, which are the markets in which we are principally focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our primary competitors include traditional merchant acquirers such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A.; Redecard S.A., a subsidiary of Itaú Unibanco Holding SA; and Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet), a subsidiary of Banco Santander (Brasil) S.A. Our other competitors include other payment processing companies, such as PagSeguro Digital Ltd.; First Data Corporation; Global Payments – Serviços de Pagamentos S.A., a subsidiary of Global Payments Inc.; Banrisul Cartões S.A. (known as Vero), a subsidiary of Banrisul S.A.; Adyen B.V.; and SafraPay, a unit of Banco Safra S.A. We also face competition from non-traditional payment processors that have significant financial resources and develop different kinds of services. Additionally, we may also face competition from traditional and established financial institutions, such as credit lendors that have significant financial resources and Brazilian credit industry experience.

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes, some of which are affiliated with our competitors. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. For instance, in connection with the EdB Acquisition and its associated merchant base, we discontinued certain client relationships that were not profitable to our business. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners.

Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

If we fail to manage our growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues; including subscription revenues owed from equipment rentals;

•	loss of clients;

•	loss of merchant and cardholder data;

•	loss of licenses with Visa, Mastercard or other payment schemes;

•	fines imposed by payment scheme associations and other issues relating to non-compliance with applicable payment scheme requirements;

•	a failure to receive, or loss of, Central Bank authorizations to operate as a payment institution (instituição de pagamento) or as a payment scheme settlor (instituidor de arranjo de pagamento) in Brazil;

•	fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of Stone Pagamentos and any of our subsidiaries to whom licenses may be granted in the future;

•	fines or other penalties imposed by the recently created National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”);

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

In particular, we rely heavily on our subsidiary, Buy4 Processamento de Pagamentos S.A., or Buy4, to provide transaction authorization and settlement, computing, storage, processing and other related services. Any disruption of or interference with our use of Buy4 services could negatively affect our operations and seriously harm our business. Buy4 provides software and systems to process the authorization and settlement of credit card and debit card transactions, and provides other products and services to our merchant base. Buy4 has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by Buy4, or regular or prolonged interruptions in the services provided by Buy4, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm its business and reputation. To the extent Buy4 begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. In addition, hosting costs will increase as our user base and user engagement grows. This could materially and adversely affect our business if our revenues do not increase faster than hosting costs.

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2017 and 2016, we and our independent registered public accounting firm identified a number of material weaknesses in our internal controls over financial reporting as of December 31, 2017 and 2016. Specifically, the following controls were not fully effective: (i) inaccuracies in our treatment of the measurement of and recognition of deferred income and social contribution taxes due to a lack of experienced personnel; (ii) inadequate controls around the monthly closing process which resulted in the need to make adjustments to historical financial statements; (iii) inaccuracies in our treatment of stock-based compensation due to a lack of experienced personnel; (iv) errors in our application of acquisition accounting policies to our acquisition of Elavon due to a lack of experienced personnel; (v) inaccuracies in our treatment of related party transactions due to the lack of a process for their identification and disclosure; and (vi) lack of procedures and controls for (a) the change management process, (b) granting access to our accounting systems, (c) revoking access for terminated personnel, (d) managing access for transferred and promoted employees, (e) periodically reviewing the profiles of those with access, (f) segregating access between development and production environments and (g) monitoring, logging and tracking access to our systems.

We have adopted a remediation plan with respect to the material weaknesses identified above and, by hiring several new, experienced personnel in our financial reporting organization, adopting revised processes and procedures and modifying our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation we believe that we have remediated each of the material weaknesses as of December 31, 2018.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in this annual report. We are only required to provide such a report for the fiscal year ending December 31, 2019. At that time, our management may conclude that our internal control over financial reporting is not effective. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of our initial public offering, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

Our results of operations and operating metrics may fluctuate and we may generate losses in the future, which may cause the market price of our Class A common shares to decline.

We intend to make significant investments in our business, including with respect to our employee base, sales and marketing, including expenses relating to increased direct marketing efforts, referral programs, and free hardware and subsidized services, development of new products, services, and features; expansion of office space, data centers and other infrastructure, development of international operations and general administration, including legal, finance, and other compliance expenses related to being a public company. If the costs associated with acquiring and supporting new or larger merchants materially rise in the future, including the fees we pay to third parties to advertise our products and services, our expenses may rise significantly. In addition, increases in our client base could cause us to incur losses, because costs associated with new clients are generally incurred up front, while revenue is recognized thereafter as merchants utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur significant losses in the future, which could cause the market price of our Class A common shares to decline.

We frequently invest in developing products or services that we believe will improve the experiences of our clients and therefore improve our long-term results of operations. However, these improvements often cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which may materially and adversely affect our business. For example, our growth strategy contemplates an expansion in the number of Stone Hubs and other relevant sales channels. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. We cannot assure you that our increased investment in marketing activities will result in corresponding revenue growth. Additionally, many of our existing Stone Hubs are still relatively new. We cannot assure you that our recently opened or future Stone Hubs will generate revenue and cash flow comparable with those generated by our more mature Stone Hubs. Furthermore, we cannot assure you that our new Stone Hubs will continue to mature at the same rate as our existing Stone Hubs, especially if economic conditions deteriorate.

If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline.

We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes increase the assessment, interchange and other fees that they charge payment processors. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento) and payment scheme settlor (instituidor de arranjo de pagamento) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised of Brazilian Federal Law No. 12,865/13 and related rules and regulations.

If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of Stone Pagamentos, and any of our subsidiaries to whom licenses may be granted in the future. Pagar.me has applied to the Central Bank to be licensed as a payment institution, and is awaiting such Central Bank approval. While Pagar.me is permitted to continue operations as a payment institution pending the outcome of the approval process, the failure to eventually obtain such approval would have material adverse effects on our business. In addition, Pagar.me currently operates as a payment scheme settlor pursuant to Central Bank license exemption, and depending on its growth in volumes processed, will be subject to the applicable regulations to operate as a payment scheme settlor. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

The working capital solutions that we offer merchants make up a significant portion of our activities. Law No. 12,865/13 prohibits payment institutions like us from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by Decree No. 22,623, of April 7, 1933 (the Brazilian Usury Law) would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected.

For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business overview—Regulatory Matters—Regulation of the SPB.”

As we grow our offering of credit services, we may need to comply with additional laws and regulations applicable to such services.

We are in the initial stages of our credit offering, currently granted by means of third party financial institutions. To the extent that we may expand our business to offer financial products directly to our merchants, including by means of a direct credit corporation (sociedade de crédito direto) for which we have filed a request with the Central Bank or any other type of financial institution, upon authorization by the Central Bank, we would be operating in an even higher regulated sector and be subject to extensive and continuous regulatory oversight by the Central Bank. We would be required to have in place a number of additional compliance policies, procedures, regulatory requirements, as well as a more extensive interaction with the regulator. The additional demands associated with these policies and procedures may disrupt regular operations of our business by diverting the attention of some of our senior management team, may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly, adversely affecting our ability to managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow as our business matures.

We began operations in 2014. As a result of our limited operating history, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. In particular, we have experienced periods of high revenue growth since we began selling our products and services, and we do not expect to be able to maintain the same rate of revenue growth as our business matures. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may be materially lower than projected.

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, determining appropriate investments, developing new products and features, among others. Any evaluation of our business and prospects should be considered in light of our limited operating history, and the risks and uncertainties inherent in investing in early-stage companies.

We may face challenges in expanding into new geographic regions outside of Brazil.

We may expand into new geographic regions outside of Brazil, and we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

The development of our products and services globally exposes us to risks relating to staffing and managing cross-border operations, increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, including with respect to privacy and security, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

Merchant attrition or a decline in our clients’ growth rate could cause our revenues to decline.

We experience attrition in merchant credit and debit card processing volume resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in same-store sales. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ business slow or decline, this could have an adverse effect on volumes processed and therefore an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base, we may fail to achieve our desired rate of growth.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition (such as the EdB Acquisition), partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We partially rely on card issuers or payment schemes to process our transactions. If we fail to comply with the applicable requirements of Visa, Mastercard or other payment schemes, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.

We partially rely on card issuers or payment schemes to process our transactions, and must pay a fee for this service. From time to time, payment schemes such as Mastercard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. A significant source of our revenue comes from processing transactions through Visa, Mastercard and other payment schemes. The payment schemes routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of non-compliance and fines, which have typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines from or pass through costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop providing payment services to Visa, Mastercard or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates, particularly in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If cardholders make fewer transactions with their cards, our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2018, we recorded an estimate for credit losses for receivables, mainly relating to equipment rental, of R$9.2 million relating to estimated losses on such doubtful accounts. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil.”

We have business systems that do not have full redundancy.

While much of our processing infrastructure is located in multiple, redundant data centers, we have some core business systems that are located in only one facility and do not have redundancy. An adverse event, such as damage or interruption from natural disasters, power or telecommunications failures, cybersecurity breaches, criminal acts and similar events, with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our financial condition and results of operations.

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry, and we have experienced significant change in recent years including certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer payments services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We incur chargeback and refund liability when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

Increases in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2018, we had R$2.8 billion of debt and senior quota holder obligations in our FIDCs subject to variable interest and return rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.

We are exposed to fluctuations in foreign currency exchange rates.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. The strengthening of the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems, software, hardware, web browsers and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including card issuers, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect, and enhance our brand would harm our business.

We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to expanding our base of merchants, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third party trademark infringement claims; employee misconduct; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.

We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about our company or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

If we are unable to maintain, promote, and grow our brand through effective marketing and communications strategies, our brand and business may be harmed.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our base of clients. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, and innovative products and services, which we may not do successfully. We may introduce, or make changes to, features, products, services, or terms of service that clients do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on the Company.

During the course of 2018, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase the use of electronic payments, increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include the following recently enacted Central Bank regulations: (i) Circular 3,886/18, which defines and classifies sub-acquirers and determines conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; (ii) Circular 3,887/18, which establishes that interchange fees on debit cards will be subject to a cap of up to 0.8% on debit transactions, and that debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume, with each cap effective October 2018; and (iii) Circular 3,925/18, which, among other matters, determined that payment scheme settlors may establish obligations for the monitoring, by the acquirers, of the compliance by the PSP with the rules of the payment scheme.

Furthermore, CMN’s Resolution 4,707, Circulars 3,924, 3,926 and 3,928 and Circular-Letter 3,934, which established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These recent regulations aim to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread. These rules have been issued as a model for transition to a more robust legal framework for transactions with credit card receivables in connection with Central Bank Public Hearing 68, issued in 2018. The implementation of the new rules will require operational and technological changes, which could be costly and time consuming. There can be no assurance that we will be able to comply with the recent regulations within the timeframe imposed by the rules that we will be able to fully comply with such recent regulations after they are in effect nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or future credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be required to (i) pay substantial fines (including fines per transaction) and disgorgement of our profits, or (ii) change our business practices. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.

In addition to such recently enacted regulations, there are legislative and regulatory initiatives currently being discussed by the Brazilian Congress, Central Bank and the broader payments industry which may modify the regulatory framework of the Brazilian payments and financial industries. For instance, there has been discussion in the Brazilian Congress about the payment cycle currently in place in the Brazilian payments market. See “Item 4. Information on the Company—B. Business Overview—Our Solutions—More Information on Working Capital Solutions” for a discussion of the current Brazilian payment cycle. The Central Bank has recently issued a letter in response to a report issued by the Brazilian Congress regarding the payment cycle currently in place in the Brazilian payments market, which presents a technical study of the impact of changes to the Brazilian payment cycle and confirms the Central Bank’s decision to promote a gradual and planned shortening of the existing payment cycles. Should these discussions lead the Central Bank, as the competent authority over the market, to implement regulatory initiatives to reduce existing payment cycles, this could adversely affect prepayment services relating to credit card installment receivables that are commonly used by merchants in Brazil. Any reduction in payment cycles could significantly negatively impact our working capital solutions business, which could adversely affect our business, revenues and financial condition.

These discussions are in various phases of development, whether as part of legislative, regulatory or private initiatives in the industry and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, revenues and financial condition.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

On August 14, 2018, the President of Brazil approved Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Moreover, on December 28, 2018, the President enacted Provisional Measure No. 869 of 2018, which amended certain provisions of the LGPD and created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”). The ANPD will be an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. The ANPD is expected to have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities. The Provisional Measure No. 869 of 2018 also extended the original term of 18 months for companies to become compliant with the LGPD to 24 months from the date of publication of the law. The LGPD will become effective in August 2020 by which date all legal entities will be required to adapt their data processing activities to these new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On August 16, 2018, the Central Bank approved Circular 3,909, which establishes requirements for the engaging of data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. In this regard, Circular 3,909 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in contracts regarding data processing, storage and cloud computing services. Circular 3,909 will become effective on September 1, 2019. All payment institutions will be required to adapt their activities and agreements to these new rules in accordance with the timeline for adequacy established by Circular 3,909.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

Our business is subject to complex and evolving regulations and oversight related to our provision of payments services and other financial services.

The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, anti-money laundering and terrorist financing, escheatment, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank and the National Monetary Council. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

For example, although we do not engage in financial services activities in the United States, we maintain bank accounts in the United States for the international settlement agent for the payment scheme settlors, such as Visa and Mastercard. We are or may be subject to anti-money laundering and terrorist financing laws and regulations that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations governing the ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts in our name.

We believe that our activities in the United States, including maintaining bank accounts in connection with payment scheme settlements do not require a license from federal or state banking authorities to conduct financial services activities in the United States. If we are found to have engaged in a banking or financial services business requiring a license, we could be subject to liability, or forced to cease doing such business, change our business practices, or become a regulated financial entity subject to compliance with applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.

Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may still be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of licensure in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us).

In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary rights, including technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our proprietary rights. Any of these third parties could make a claim of infringement against us with respect to our proprietary rights. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from third-party service providers to make certain products and services available on our platform. Our primary data centers are in Rio de Janeiro and São Paulo in Brazil, and in Charlotte, North Carolina, Chicago, Illinois and Atlanta, Georgia in the United States. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, develop and retain qualified employees is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. For instance, our Stone Missionaries are highly trained and, accordingly, we may face challenges in recruiting and retaining such qualified personnel. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs.

The operation of our hubs and other properties we occupy or may come to occupy are subject to certain license and certification requirements under applicable law, including operation and use licenses (alvará de licença de uso e funcionamento) from the municipalities in which we operate and certificates of inspection from applicable local fire departments. Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs. We have not yet obtained licenses for the majority of our hubs, and we cannot assure you that we will be able to obtain the licenses for which we have applied in a timely manner, as applicable. In addition, we cannot assure you that we will obtain such licenses in a timely manner for the opening of new hubs.

If we are unable to renew or obtain such licenses, we may be subject to certain penalties, which include the imposition of fines and the suspension or termination of our operations at the respective hub. The imposition of such penalties, or, in extreme scenarios, the sealing off of the premises by relevant public authorities pending compliance with all the requirements demanded by the municipalities and fire departments, may adversely affect our operations and our ability to generate revenues at the relevant location.

Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly profit.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.

Potential clients may be reluctant to switch to a new vendor, which may adversely affect our growth.

Many potential clients worry about disadvantages associated with switching payment processing vendors, such as a loss of accustomed functionality, increased costs and business disruption. For potential clients, switching from one vendor of core processing or related software and services (or from an internally-developed system) to a new vendor is a significant undertaking. As a result, potential clients often resist changing vendors. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our software. However, there can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors will be successful, and this resistance may adversely affect our growth.

We are dependent on a single manufacturer for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.

We currently are dependent on PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., or PAX, to manufacture and assemble a substantial amount of our POS devices. We are constrained by its manufacturing capabilities and pricing, and may face production delays or escalating costs if it is unable to manufacture a sufficient quantity of product at an affordable cost. Further, we could face production delays if it becomes necessary to replace this existing substantial supplier with one or more alternative suppliers.

We may also be subject to product recalls or other quality-related actions if such devices, or other products supplied by us, are believed to cause injury or illness, or if such products are defective or fail to meet our quality control standards or standards established by applicable law. If our suppliers are unable or unwilling to recall products failing to meet applicable quality standards, we may be required to recall those products at substantial cost to us. Recalls and government, customer or consumer concerns about product safety could harm our reputation, brands and relationships with clients, lead to increased costs, loss of revenues (including revenues from equipment rentals and/or decreased transaction volumes), and/or loss of merchants, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers. Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. Due to the reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, and/or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could damage our relationships with our clients, prevent us from acquiring new clients, and seriously harm our business.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.

We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in new Stone Hubs based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or services could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our or our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, bank credit facilities, and financing arrangements, including through FIDCs, which are Brazilian investment funds established to purchase and hold receivables. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects.”

Requirements associated with being a public company in the United States will require significant company resources and management attention.

We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As of December 31, 2018, our balance sheet includes intangible assets that amount to R$307.7 million. These assets consist primarily of identified intangible assets associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our Class A common shares and our business, operations and financial condition and ” and “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy.”

We are subject to the risks associated with less than full control rights of some of our subsidiaries and investors.

We own less than 100% of the equity interests or assets of some of our subsidiaries and investors and do not hold controlling interests in some of the entities in which we have invested. As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind us. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability;

•	labor and social security regulations;

•	energy and water shortages and rationing; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Significant Factors Affecting our Results of Operations—Macroeconomic environment.”

Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our Class A common shares and our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by companies with operations mainly in Brazil.

The recent political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato” have negatively impacted the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Amidst this background of recent political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations and was arrested on March 21, 2019. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018 yet had led for a while the polls as a top contender to win the 2018 presidential election. On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019.

During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our Class A ordinary shares.

It is expected from current Brazilian federal government to propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2019 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. In February 2019, the Brazilian federal government presented to the Congress a bill proposing a large and comprehensive change of Brazil’s public social security system. If some or all of these public expenses are maintained and the required reforms are not passed, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

In addition, our results of operations are substantially dependent on the macro-economic conditions in Brazil. The Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the previous Brazilian government and the global drop in commodity prices. GDP growth rates were 1.9%, 3.0% and 0.5% in 2012, 2013 and 2014, respectively, but GDP experienced a contraction of 3.5% in 2015 and 2016, respectively. For the years ended December 31, 2018 and 2017, GDP grew 1.1% and 1.0%, respectively. We cannot assure that Brazil’s GDP will increase or stabilize in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates, employment rates, the availability of credit and average wages in Brazil and, consequently, the demand for our products and services. As a result, any negative developments on these metrics may adversely affect our business strategies, results of operations, financial condition and/or the trading price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 3.8%, 2.9%, 6.3% and 10.7% in 2018, 2017, 2016 and 2015, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). On February 6, 2019, the Monetary Policy Committee decided to maintain the SELIC rate to 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on March 20, 2019. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure that such measures will not be taken by the Brazilian government in the future.The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017 and R$3.8748 per U.S. dollar on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. On April 25, 2019 the exchange rate was R$3.9725 per U.S.$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a growth rate of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.8% in 2015, a contraction of 3.6% in 2016, a growth of 1.0% in 2017, and a growth of 1.1% in 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the recent Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Internet regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues in Brazil of the relevant entity’s economic group in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and local Brazilian subsidiaries for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework.

However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the internet and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our clients’ perception and use of our service.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta or TAC). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered.

As of December 31, 2018, we had approximately 143 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Risks Relating to Our Class A Common Shares

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 277,396,282 common shares are outstanding as of April 5, 2019, (comprised of 145,167,197 Class A common shares and 132,229,085 Class B common shares). We, the members of our board of directors and our executive officers, as well as the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 90-day period following April 5, 2019, the date of our secondary share offering. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted the 2018 Omnibus Equity Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP) —2018 Omnibus Equity Plan.” We have registered on a Form S-8 registration statement all common shares that we may issue under the 2018 Omnibus Equity Plan. As a result, these can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Item 10. Additional Information—B. Memorandum and articles of association,” and any other applicable restrictions. Sales of these shares in the public market, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. Also, if a large number of our Class A common shares or securities convertible into our Class A common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class A common shares and impede our ability to raise future capital.

Our founder shareholders, in the aggregate, own less than 1.0% of our outstanding Class A common shares and 58.5% of our outstanding Class B common shares and control all matters requiring shareholder approval. Our founder shareholders also have the right to nominate a majority of our board and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.

Our founder shareholders own less than 1.0% of our Class A common shares and 58.5% of our Class B common shares, resulting in their ownership of 27.9% of our outstanding common shares, and, consequently, 52.7% of the combined voting power of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

These entities, to the extent they act together, control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, we have entered into a shareholders agreement with our founder shareholders pursuant to which we have granted the founder shareholders the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Shareholders Agreement.” The rights granted pursuant to our shareholders agreement mean that our founder shareholders are able to appoint a majority of our board despite owning a non-proportionate number of common shares and are able to control any transaction involving a merger or change of control until they own less than 15% of the total voting power of our common shares. In addition, our Articles of Association require consent of our founder shareholders before our shareholders are able to take certain actions, including to amend such document. See “Item 10. Additional Information—B. Memorandum and articles of association—Share Capital,” and “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for more information.

The interests of these shareholders may conflict with, or differ from, the interests of other holders of our shares. For example, our current controlling shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. They may also pursue acquisition opportunities for themselves that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, the Central Bank may hold our controlling shareholders jointly liable in connection with any regulatory actions against Stone Pagamentos. Such potential liability could cause the interests of our controlling shareholders to differ from other holders of our shares. So long as these shareholders continue to own a substantial number of our common shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Our dual-class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the aggregate voting power of our outstanding common shares on the record date for any general meeting of the shareholders. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 9.1% of all outstanding shares of our Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association—Meetings of Shareholders—Voting Rights and Right to Demand a Poll.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands Corporate Law and U.S. Corporate Law.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years following our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, the nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will follow home-country practice in lieu of the above requirements.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands, or “Cayman Companies Law,” and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands, or the “Grand Court” for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Under Cayman Islands’ law, a minority shareholder may bring a derivative action against the board of directors only in very limited circumstances, or seek to wind up the company on a just and equitable ground. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

Under Cayman Islands statutory law, a transferee to a scheme or contract involving the transfer of shares in a Cayman Islands company, which has been approved by holders of not less than 90% in value of the shares affected, has the power to compulsorily acquire the shares of any dissenting shareholders. An objection to such acquisition can be made to the Grand Court by any dissenting shareholder but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A Cayman Islands company may also propose a compromise or arrangement with its shareholders or any class of them. If a majority in number, representing at least 75% in value, of shareholders agrees to the compromise or arrangement then, subject to Grand Court approval of the same, it is binding on all of the shareholders. A shareholder may appear at the Grand Court hearing by which the company seeks the Grand Court’s approval of the compromise or arrangement to oppose it.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and is not impeachable under Cayman Islands law for fraud, being in breach of public policy of the Cayman Islands or being contrary to natural justice. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets, including goodwill, we do not believe that we currently are a PFIC However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC, U.S. holders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Item 10. Additional Information–E. Taxation.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and development of the company

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; and white-glove, on-demand customer service, each of which is described below.

(1)	Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omni-channel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

(2)	Differentiated Hyper-Local and Integrated Distribution—We developed our distribution solution to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

(3)	White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value to us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

The Stone Business Model is disruptive and has enabled us to gain significant traction in only four years since the launch of our service. In 2018, we were the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil according to data from public sources. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In the same year, we grew our total net revenue and income to R$766.6 million, an increase of 74.3% from 2016, and in 2018, we increased our total net revenue and income to R$1,579.2 million, an increase of 106.0% from 2017. We have managed this rapid growth while maintaining high-quality service and obtaining high NPS scores. As of August, 2018, we had an NPS of 65, the highest NPS among our peers in our key markets in Brazil, according to a study comparing industry participants performed by the Brazilian Institute of Public Opinion and Statistics, or IBOPE.

We served over 267,000 active clients in Brazil as of December 31, 2018, including digital and brick-and-mortar merchants of varying sizes and types, although our focus is primarily on targeting the approximately 8.8 million SMBs. We believe these merchants have been historically underserved and overcharged by traditional bank and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. We also served 108 integrated partners as of December 31, 2018, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global PSPs, digital marketplaces and ISVs.

We provide our clients with a powerful combination of solutions that help facilitate their in-store, online and mobile commerce activities, and empower them to:

•	Connect More Effectively—Our solutions allow our clients to connect more effectively by integrating and connecting to our cloud-based technology platform using simple and convenient APIs. These solutions provide powerful gateway services to encrypt, route, and decrypt transactions, and PSP solutions to onboard merchants and connect integrated partners.

•	Get Paid Quickly and Easily—We offer payment and digital account solutions to help our clients facilitate and manage their payments:

•	Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and APMs such as boletos, and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.

•	Digital Account Solutions: We can offer our clients a digital account, which can be integrated to the POS and allows our clients to receive and make payments, issue boletos, pay taxes, all in a cost-effective and user-friendly way.

•	Grow Your Business—We have the ability to grow our clients’ businesses by automating and streamlining business processes at the point of sale for digital checkout. These solutions help our clients run their businesses more effectively and in an integrated manner. Our growth solutions include:

•	Software Solutions: POS and ERP software, reconciliation, customer relationship management reporting tools that provide greater control, transparency of information, insights into their daily operations and consumer engagement, and facilitate brick and mortar stores to sell online.

•	SMB Capital Solutions: we help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing options. These provide clients with transparency and control over their receivables and enable them to manage their cash flow to help their businesses grow.

•	SMB Credit Solutions: we can also provide our clients with credit, if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way. Once onboarded, our clients can access credit through multiple channels including our merchant portal in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales. We are in the initial stages of our credit offering and as of the date of this filing have 143 clients contracted.

We distribute our solutions primarily through proprietary Stone Hubs. These hubs are located in small and medium-sized cities, or suburban areas of larger cities, and are designed to provide hyper-local sales and services and high-quality, on-demand support to SMB merchants within the hub’s designated area of operations. Our hubs may share an office depending on the size of the area served. We believe this approach enables us to provide a superior customer experience to our clients and is a key part of our go-to-market strategy. We had 245 operational Stone Hubs in January 2019, and we are currently growing our hubs’ footprint to maximize our presence in Brazil and provide sales coverage to the country’s approximately 5,500 cities with a total population of 208.5 million.

Our in-house customer relationship team supports all of our clients. We equip our customer relationship team with the tools and technologies to resolve our clients’ needs, often in a single phone call. We have a strong focus on using first-call resolution as a key performance indicator of our customer support operation. In December 2018, 86% of our clients who called our customer relationship team had their problems resolved on the first call.

We generate revenues based on fees we charge for the services we provide. These include payment processing fees related to transaction activities and other services (which are typically charged as a percentage of the transaction amount or as a fixed amount per transaction), financial income related to prepayment financing fees and subscription and equipment rental fees, which accounted for 32.6%, 50.7% and 13.5%, respectively, of our revenues in 2018. The following is a summary of our key operational and financial highlights:

•	In 2018, we generated R$1,579.2 million of total revenue and income, compared to R$766.6 million of total revenue and income in 2017, representing annual growth of 106.0%.

•	As of December 31, 2018, we served approximately 267,900 active clients, compared to approximately 131,200 as of December 31, 2017, representing 104.2% annual growth.

•	In 2018, we generated net income of R$305.2 million and adjusted net income of R$342.8 million, compared to a loss of R$105.0 million and adjusted net income of R$45.2 million in 2017. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

•	In 2018, we processed TPV of R$83.4 billion, compared to R$48.5 billion in 2017, representing 71.8% annual growth.

B.       Business overview

The Stone Business Model

We go to market and empower our clients to conduct commerce more effectively by utilizing our proprietary Stone Business Model, which we believe provides our clients with a range of new capabilities and a differentiated customer experience compared to our competitors.

As illustrated above, the Stone Business Model is based on three key pillars, which are supported by our client-centric, entrepreneurial culture:

(1)	Advanced, End-to-End Cloud-Based Technology Platform—We developed our fully-integrated and end-to-end Stone Technology Platform to provide seamless omni-channel capabilities for in-store commerce, e-commerce and mobile commerce. The advanced nature of our platform enables us to make traditionally complex and cumbersome tasks more simple and user-friendly, which we believe gives us significant competitive and operating advantages. We use our technology platform to:

•	Provide Simple API-Based Integrations—We help our e-commerce merchants and integrated partners connect to us easily and conveniently. We provide a combination of online gateway services, and PSP solutions, through simple and convenient API integrations. Our Mundipagg gateway serves some of the largest e-commerce merchants in Brazil in terms of gross merchandise value and our Pagar.me PSP platform serves some of the largest marketplaces in terms of gross merchandise value and fastest growing e-commerce merchants in Brazil. We also enable key global PSPs and specialized ISVs to conduct commerce in the Brazilian market through a simple integration with our technologies. Finally, our API technology enables our company to easily integrate new products to our platform.

•	Develop and Deploy Our Solutions—We use our technology platform to develop, host, manage and deploy all of our commerce-enabling solutions to help our clients connect, get paid and grow their businesses with differentiated capabilities. For example, we offer them the ability to complete transactions through: (1) a mobile payment link using SMS and WhatsApp messaging; (2) multi-buyer functionality, where the bill can be shared among buyers, and multi-payment functionality, where a bill can be split among different payment methods; and (3) a frictionless checkout solution that significantly improves conversion rates for e-commerce transactions.

•	Process Transactions Completely End-to-End—We capture payment credentials through our software and devices, encrypt and tokenize data via our gateway solutions, authorize and process transactions, and complete the clearing and settlement process on a single, integrated platform, without the need for third-party vendors. For example, our digital banking solution is directly integrated to the Central Bank system which enables us to make deposits without the need for an intermediary bank. This enables us to capture value across the payment chain, maintain control of the transaction data, increase efficiency, and operate with a lower cost base. This end-to-end functionality provides our clients with a single, integrated service that we believe is more secure, effective, and convenient than doing business with multiple vendors.

•	Run and Optimize Our Operations—Given its fully digital DNA, our technology platform is able to aggregate data and utilize advanced technologies, such as AI and machine learning tools across our enterprise. These capabilities provide differentiated operating advantages internally, and competitive advantages externally. For example, we developed specialized technology that enables our salespeople to evaluate, document and onboard new merchants in minutes, using fully digital applications. We also use client interaction data captured in our proprietary CRM platform and AI algorithms to help better understand our clients’ cash flow needs (for example, when they have supplier payments due, payroll outflows, etc.) and provide them with funding solutions that match their working capital needs.

(2)	Differentiated Hyper-Local and Integrated Distribution—Our distribution model was created to address the main gaps we believe existed in the Brazilian market. The key elements of our distribution are:

•	Hyper-Local Distribution—We deliver our solutions to SMBs throughout Brazil, using hyper-local Stone Hubs that serve and support our clients in an integrated manner close to where they live and work, instead of through bank branches like many of our competitors. We refer to our salespeople as Stone Missionaries because they are highly-trained and focused on serving our client-centric mission. We believe that this approach enables us to provide a superior customer experience than that of our peers and is a key part of our go-to-market strategy. We had 245 operational Stone Hubs in January 2019 and we are currently growing this base in order to reach and serve additional clients across Brazil.

•	Integrated Partner Distribution—We enable a range of ISVs and marketplaces to connect to our Stone Technology Platform through a simple integration and embed our solutions into their offerings that enable their merchants to accept payments seamlessly and easily. Given the specialization of our APIs, the efficiency of our software, and the flexible nature of our platform, we believe we eliminate many of the cumbersome tasks associated with integrating to traditional technology platforms.

•	Specialized E-Commerce Distribution—We have a proprietary sales team, which we call our Special Services, to serve online merchants and digital service providers with specialized e-commerce expertise. This team understands the unique characteristics and needs of the Brazilian e-commerce market and aims to help us provide solutions that address specific client needs.

(3)	White-Glove, On-Demand Customer Service—We support our clients and solutions with fast, convenient, and high-quality customer support that we believe is highly differentiated in Brazil. Our customer service approach is designed to continuously strengthen our client relationships and increase the long-term value of our client relationship, and it has enabled us to achieve the highest NPS among our peers in our key markets in Brazil according to an August 2018 study prepared by IBOPE. Our on-demand customer service combines three key elements, that include:

•	Human Connection—We have a centralized, in-house customer relationship team of technically trained agents equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key performance indicator of our customer support operation, and in December 2018, 86% of our clients who called our customer relationship team had their issues resolved on the first call. 94% of these calls were answered within 20 seconds and 91% were rated as “excellent” by our clients, in each case according to our internal surveys.

•	Proximity—We deploy a team of local, specialized personnel, called Green Angels, inside each of our Stone Hubs and close to our clients, who provide on-demand support. Once we become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need—rather than taking days or weeks and using the mail service or a third-party logistics company to deliver terminals and other items as other providers in our market do.

•	Technology—Our customer service system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems, to provide a comprehensive understanding of our clients. We use predictive modeling of merchant behavior to proactively identify customer service issues and deploy our Green Angels to provide on-demand support. We also offer a range of self-service tools that help our clients manage their operations more conveniently. For example, we have developed the Stone Merchant Portal, which enables our clients to access their detailed sales and payments information and perform a range of self-service functions rather than having to call a bank manager or call center. We also provide similar self-service functions through other technology touch-points, such as our merchant mobile app and our Mamba POS terminal operating system.

Our Markets

Merchant Acquiring Market Overview

We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil GDP and Private Consumption Expenditures in 2018 were R$6.8 trillion and R$4.4 trillion, respectively, up from R$6.6 trillion and R$4.2 trillion, respectively, in 2017. According to Statista, retail e-commerce sales in Brazil excluding digitally distributed services and digital media downloads were approximately R$61.8 billion (based on the December 31, 2017 exchange rate) in 2017 and are expected to grow to approximately R$104.8 billion (based on the December 31, 2017 exchange rate) by 2022, representing a compound annual growth rate of 11%. According to the World Payments Report 2018, Brazil is the fourth largest market in the world for non-cash transaction volumes. The payments market has continued to grow and demonstrate resiliency to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS.

Despite Brazil’s large size, we believe its payments market remains less penetrated and has greater growth upside than more mature economies, such as the United States and the United Kingdom, as summarized in the graph below. For example:

•	According to the World Bank and ABECS, electronic payments volume represented 28.4% of total household consumption in Brazil in 2016. This penetration percentage is lower than comparable measures of 46.0% and 68.6%, respectively, in the United States and the United Kingdom, during the same period, according to data from the World Bank and the Bank for International Settlements, or BIS.

•	According to the World Bank, 27.0% of the Brazilian population aged 15 and above had a credit card in 2017, compared to 65.6% in the United States and 65.4% in the United Kingdom.

•	We believe Brazil has an increased opportunity for growth in digital payments compared to more mature economies. According to the World Bank, in 2017, 17.6% of the Brazilian population aged 15 and above used the internet to pay bills or made online purchases over the previous year, compared to 77.2% in the United States and 80.7% in the United Kingdom.

Merchant Acquiring Market Share

The Brazilian merchant acquiring industry processed R$1.5 trillion in TPV during 2018, based on ABECS data for the year, resulting in a market share of 6.0%, for Stone in the fourth quarter of 2018, growing from 4.0% in the fourth quarter 2017. In terms of sales, we estimate Brazilian merchant acquirers posted more than R$20 billion in total revenue in 2018, based on total revenue reported by the five largest merchant acquirers in 2018 and an estimate for the other players.

New Markets

As we expand our capabilities to serve merchants with additional solutions, we enter new markets in Brazil such as retail management software, banking services and credit solutions. We have already started to offer software solutions to our clients, which is aimed at helping our merchants manage their business. According to International Data Corporation 2018, the market potential for retail management software in Brazil was R$9.5 billion in 2017, considering a higher penetration of software in the SMB and micro-merchant segments. Our digital banking account solution targets a market of approximately R$10 billion for 2018, based on our internal estimate for SMB clients, considering the revenue generated by the Brazilian top five banks in 2018 with checking account services. On credit solutions, we estimate the market at R$75 billion in 2018, based on our internal estimate for SMBs, considering Brazilian Central Bank data on non-targeted loans multiplied by the average spread discounted the default rate.

Combined, the new markets we are targeting are five times larger than merchant acquiring alone. While we have 6.0% market share in merchant acquiring for the fourth quarter of 2018, we have not yet reached scale on new solutions.

Our Ecosystem

The ecosystem of participants in our market includes a broad range of parties who we serve, partner with, and compete against. These include:

•	Consumers—According to the IBGE, there were 208.5 million people in Brazil in 2018, of which 163.9 million were aged 15 years or older. According to the Brazilian Tourism Ministry, there were 6.8 million foreign visitors who traveled to Brazil in 2018. Combined, we believe there were nearly 170 million consumers in Brazil in 2018.

•	Merchants—According to Neoway, a market data service, as of June 2018, there were 14.3 million total businesses in Brazil in segments that we believe represent a material market opportunity for electronic payments. According to the Neoway database, these businesses are categorized according to their annual gross revenues, as follows:

•	Large Businesses—Large businesses are businesses with annual gross revenues above R$78 million. There are over 5,300 large businesses in Brazil. We believe the majority of these are large merchants that use in-store, online, and mobile channels to conduct commerce.

•	Small and Medium-Sized Business (SMB)— annual gross revenues between R$81 thousand and R$78 million. There are approximately 8.8 million SMBs in Brazil. We believe the majority of these are SMB merchants that conduct commerce primarily through brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell goods and services. SMBs represent the focus of our strategy within the Stone Business Model.

•	Micro-Businesses—Micro-businesses are businesses with annual gross revenues below R$81 thousand. There are approximately 5.5 million micro-businesses in Brazil. We believe the majority of these are micro-merchants that either do not have storefronts or have very small operations. These micro-merchants are increasingly adopting simple, low-cost electronic commerce applications delivered through mobile devices, or mPOS, which are increasingly being offered by a growing number of vendors since they are relatively easy to develop and deploy.

•	POS Vendors—These are hardware and software vendors, such as VeriFone, Ingenico, PAX, and Gertec, who develop and sell point-of-sale terminals to financial institutions, payment processors, and larger merchants.

•	Software Vendors—These are software developers who create a range of software solutions that merchants use to run their businesses at the point-of-sale, in their daily operations, and in their back-office functions. These can be sold individually or as integrated solutions that include:

•	Point-of-Sale Software, which enables a merchant to facilitate and manage commercial transactions with consumers;

•	Business Automation Software, which enables a merchant to manage its daily front-of-house operations, including scheduling appointments or reservations, transaction ordering, fulfillment, customer relationship management and inventory management; and

•	ERP Software, which enables a merchant to manage its back-office functions, such as data reconciliation, financial reporting, accounting, payroll, and supply chain management.

•	Payment Processors—These are financial technology vendors that perform a range of functions to facilitate the acceptance, encryption, routing, decryption, processing, clearing, and settlement of an electronic commercial transaction, and provide the necessary customer support functions to maintain the technology and service. These include:

•	Merchant Acquirers— which are licensed firms that contract with a merchant to provide them with payment acceptance solutions and technology, and then facilitate the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede and GetNet, bank-controlled acquirers such as Cielo, and independent merchant acquirers like us.

•	Payment Services Providers— which are firms, also known as PSPs, that contract with a merchant to provide them with payment acceptance solutions. PSPs typically focus on selling through online or mobile channels and provide a front-end customer facing solution. PSPs then partner with a licensed merchant acquirer to facilitate the processing, clearing, and settlement of each transaction.

•	Networks— which are firms that create rules and standards, and provide transaction routing or switching services that help facilitate transactions between financial institutions across disparate ecosystems and geographies. These include global brands such as Visa, Mastercard and American Express, as well as local brands such as Elo and Hipercard.

•	Financial Institutions— which are banks and other licensed vendors of financial services that provide a range of services to consumers, merchants, and other financial institutions. These firms provide financial accounts, such as checking and savings accounts, issue bank cards, such as credit, debit, and prepaid cards, and offering revolving credit lines and loans. These include: (1) state-owned banks, such as Banco do Brasil, Caixa Economica Federal, and Banrisul; (2) private banks, such as Bradesco, Itaú-Unibanco, Votorantim, Safra, and BTG Pactual; and (3) foreign banks, such as Banco Santander.

Key Market Trends

We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:

•	Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets, and mobile devices instead of cash and checks.

•	Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices.

•	Growing Use of Omni-Channel Commerce—As a result of the growing use of electronic commerce and the increasing shift to digital channels, consumers and merchants are increasingly conducting commerce across more than one channel. Businesses are responding to increased consumer spending online and through mobile devices by increasing their e-commerce and mobile commerce capabilities.

•	Expanding Use of Technology at the POS—As the costs of technology have decreased in Brazil, access to the internet has increased, and software has become easier to use, merchants are using more solutions, such as smart POS devices, integrated POS terminals, mobile devices, and specialized software applications to run their front-of-house operations and back-office functions.

•	Deployment of Technology Services is Changing—As a result of the growing use of omni-channel commerce and the expanding use of technology at the POS in Brazil, service providers are increasingly deploying technology in new ways, including through: (1) cloud-based solutions; (2) integrated software solutions; (3) mobile devices; and (4) third-party applications.

•	Deployment of Financial Services is Changing—As a result of these trends, the deployment of financial services is also changing. More financial services are being provided outside of traditional bank branches, such as at the point-of-sale or online, and more financial services are being provided by non-bank firms that are using technology to deliver these services more efficiently and conveniently.

•	More Open Regulatory Environment—The regulatory environment for the payments industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. In 2010, the Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened up the market to new entrants. Since then, a new regulatory framework has been developed and government authorities have been fostering competition. We believe this has created an attractive environment for innovative financial technology providers, such as us, to continue to disrupt the market, bring better solutions to clients, and grow our market share.

•	Growing Market in Small and Medium-Sized Cities—We believe the incremental growth of electronic payments in Brazil will be significantly driven by commerce in small and medium cities. According to a 2015 McKinsey report, small and medium cities with populations between 20,000 and 500,000 inhabitants will account for more than 50% of total consumer spending growth in Brazil between 2015 and 2025. We believe this spending growth will be compounded by the continued shift to electronic payments to generate above-market growth rates for electronic payment volumes in Brazil.

Key Market Challenges

As a result of these trends, we believe our market is undergoing significant change and our ecosystem is adapting to a number of business, technical, and service challenges. We believe these challenges are also creating new opportunities for disruption and the deployment of new solutions and business models. These challenges include the need for:

•	New Business Models To Serve Clients—As consumers and merchants increasingly adopt new technologies to conduct commerce and migrate towards digital channels, new approaches and business models are required to meet the demand for faster, safer, and more convenient commerce-enabling solutions. For example, we believe current models that sell payment acceptance solutions through traditional bank branches are outdated and provide a poor client experience for business owners. Bank sales representatives are not specialized in payment acceptance solutions, and as a result, they lack advanced knowledge of how new technologies can impact the merchant point-of-sale. In addition, the client boarding and fulfillment processes through bank branches can take weeks to finalize.

•	An Effective Way to Reach SMBs Across 5,500 Cities—Brazil’s large geographic size can create logistical difficulties for SMBs to conduct commerce, such as slow delivery times and slow, inconsistent customer support. In addition, local infrastructure and customs for conducting commerce can vary across regions. As a result, we believe merchants are increasingly looking for commerce-enabling solutions, with consistent, high-quality service and quick, on-demand support, that meet their needs of their specific region.

•	More Seamless Omni-Channel Capabilities—As consumers and merchants in Brazil increasingly connect across multiple channels, in-store, online and on mobile devices, they are demanding better integrated and more seamless shopping and selling experiences. We believe merchants in particular are looking for solutions that enable them to manage their various commercial activities across channels on a single platform. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce.

•	More Powerful Commerce-Enabling Solutions—As the complexity of commerce increases due to the use of new technologies across multiple channels and an increase in the amount of data that needs to be managed, merchants are looking for more powerful solutions to enable them to conduct commerce more effectively and with greater functionality and more sophisticated reporting tools.

•	Better Integrated Technology—As merchants adopt solutions with more advanced functionality across their business, they are facing the difficulty of having to manage different systems for their front-office operations, payment acceptance, and back-office functions. These systems are typically provided by different vendors and are not well integrated, which makes it difficult to manage large amounts of data from different systems. As a result, merchants are demanding solutions that are better integrated or have easier and more convenient integration capabilities.

•	Better and Easier Connectivity Tools—In order to achieve a more seamless omni-channel experience, implement more advanced solutions, and integrate them more effectively, merchants are increasingly looking for faster and more flexible connectivity solutions, such as gateways and APIs, that are safe and easy to implement. The older legacy platforms provided by incumbent vendors often have limited and rigid connectivity tools that can significantly constrain what a merchant is able to do to deploy new technologies and improve operating efficiency.

•	More Advanced and Robust Technology Platforms—In order to provide the advanced functionality, seamless omni-channel experience, tighter integration, and better connectivity that merchants are seeking, providers require next-generation technology platforms with cloud-based architectures to develop, host, deploy and manage these capabilities in a fast, flexible and cost-effective manner. The older legacy platforms provided by incumbent vendors typically do not have many of these capabilities and can be difficult and expensive to maintain.

•	Faster and More Specialized Customer Support—In order to support merchants with advanced technologies and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively.

•	Less Bureaucracy—Merchants frequently face bureaucracy when dealing with traditional banks. We believe this bureaucracy creates time-consuming processes to solve client issues and results in a suboptimal customer experience. In order to improve the client experience and save their time, providers need to offer integrated technology solutions, streamline processes and on-demand service

We believe we are well-positioned to take advantage of these trends and opportunities, and to continue to disrupt the market, bring better solutions to clients, and grow our market share.

Our Competitive Strengths

We believe we have a dynamic mix of core competencies that significantly distinguish us from our main competitors in the Brazilian market. When combined, these competencies yield a powerful set of competitive strengths that have: (1) enabled us to disrupt legacy practices, older technologies, and incumbent vendors in the Brazilian market; (2) empowered us to launch other technology and financial services solutions; and (3) positioned us favorably to continue to grow our business and expand our addressable market.

Our Unique Culture

We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience. Our client-centric culture is built upon the following five themes, which we convey to our employees, employee candidates, clients and partners:

•	The Reason—Our culture is centered on the fundamental belief that our clients drive everything we do. We also emphasize to our clients that, like them, we have also worked hard to start and grow a new business. We believe that building and maintaining close and active relationships with our clients will improve our ability to innovate, expand our leadership in the market, and grow our business.

•	Own It—We expect that all employees present an “owner” mindset and use their intelligence to resolve problems with a primary focus on making our clients’ experience great. We constantly strive to recognize exceptional achievement.

•	No Bullshit—We encourage respectful candor in all interactions and aim to be straight to the point. We criticize ideas, not people. We expect our teams to always choose the correct path, not the quickest.

•	Team Play—We have learned that people achieve greater results together. We believe that more ideas flourish, are debated better, and questioned more effectively in teams. As a result, we strive to work together and constantly look for people with complementary skills to join our team.

•	Live the Ride—We believe we will evolve more effectively by trying new ideas and improving on them with energy and passion. New ideas need to be tested in a controlled way, and only scaled once they have demonstrated authentic promise.

Our Stone Business Model

Our Stone Business Model combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition in the market. Our model is disruptive and has enabled us to gain significant traction in only four years since the launch of our service. We believe it provides us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future, including:

•	Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to: (1) the close proximity to our clients provided by our Stone Hubs and Stone Missionaries; (2) the hands-on interactions and integrations with our e-commerce merchants and integrated partners provided by our Special Services team; and (3) the fast, high-touch, and personalized customer support provided by our in-house customer relationship management team and our local Green Angel teams. We believe these give us a greater understanding of our clients and their needs than our competitors.

•	Greater Ability to Serve Our Clients—The proprietary nature of our technology, distribution and customer service assets, combined with their vertical integration within our Stone Business Model enable us to directly control the development, deployment, and support of our solutions and services. We believe this provides us with a greater ability to serve our clients versus competitors who outsource some or all of these capabilities and rely on third-party vendors that may not have the same client focus.

•	Full Control of the Client Experience—The Stone Business Model also provides us with the ability to fully control the client experience that we provide. Our model ensures that all interactions are provided by our people and our technology. We believe this provides us with a greater ability to ensure that our clients are served with the high-quality solutions and premium service levels that seek to enhance their experience instead of just fulfilling a function. We believe this control enables us to build stronger relationships with our clients and deliver a superior value proposition versus competitors who do not have this type of control because they rely on third parties for portions of their technology, distribution, or customer service.

•	Greater Flexibility to Adapt and Innovate—Our Stone Business Model positions us to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control our model provides enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs, design and develop new solutions, deploy them, and be prepared to support them quickly in order to meet the changing requirements of our markets.

•	Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our hyper-local Stone Hubs and integrated partners to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors.

•	Low Cost of Operations—Our Stone Business Model enables us to operate with a low cost of operations and significant efficiencies. For example, because we developed our own end-to-end technology platform and do not rely on third-party vendors for processing and settlement, we operate with low marginal transaction costs.

•	Strong Lifetime Value—The combined attributes and benefits of the Stone Business Model enable us to provide high-quality service levels and build strong, local or highly-integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our wallet share. We believe this enables us to enhance the overall lifetime value of our client portfolio and maintain low marginal client acquisition costs.

•	Self-Reinforcing Network Effects—As we grow and expand our base of Stone Hubs, integrated partners, and suite of digital solutions, we benefit from self-reinforcing network effects. Our expanding base of Stone Hubs and integrated partners enable us to reach more merchants, who we can offer more solutions to. As we expand our base of merchants, integrated partners and new solutions, we are able to build stronger relationships with them and develop new learnings and market insights from them. We are able to use the Stone Business Model to act on these new insights to innovate, extend our value proposition, and win new merchants and integrated partners.

•	Protective Barriers to Replicate—The combination of the various proprietary and vertically integrated elements of our Stone Business Model are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.

Our Deep Expertise and Track Record

Our founders and management team have deep expertise in developing and delivering disruptive financial solutions. The team has a proven track record of founding, investing, and scaling several successful financial technology businesses in Brazil, including:

•	Pagafacil—an e-commerce escrow service, which was sold to private investors in 2004;

•	NetCredit—a provider of consumer credit solutions, which was sold to BNG Bank in 2009;

•	Braspag—an e-commerce payments solution provider, which was sold to Grupo Silvio Santos in 2009;

•	PGTX—a payments technology company, which was sold to Pontual in 2014;

•	Sieve Group—an e-commerce price comparison service, which was sold to B2W in 2015; and

•	Moip—an e-commerce payments facilitator, which was sold to Wirecard in 2016.

Our board of directors is composed of highly successful senior executives who combine strong global operating, financial, and regulatory experience with deep expertise in the financial services, payments, and technology industries. In addition, we have attracted a strong base of world-class investors, many of whom have been key strategic advisors to the company and have consistently increased their investment in the group over our prior capital rounds. We believe the mix of our entrepreneurial, executive, board, and shareholder experience and expertise provide a key competitive strength for the company.

Our Growth Strategies

Our primary mission is to remain focused on empowering our clients to grow their businesses and help them conduct commerce and run their operations more effectively. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We try to achieve this by leveraging the Stone Business Model to combine and provide powerful and convenient technology, innovative solutions, and high-quality customer support through sales people and marketing efforts that match our passionate and energetic client-centric culture. We plan to grow our business primarily by employing the following principal strategies:

Extend Our Reach and Scale our Business

We believe our distribution is a key competitive strength that will enable us to continue to scale our business, expand our geographic footprint and market penetration. For example, we intend to continue to:

•	Grow Our Base of Stone Hubs—We had 245 operational Stone Hubs across Brazil as of January 2019 and expect to continue to launch new hubs to increase our coverage and penetration of the market. Brazil has over 5,500 cities, many of which are underserved by incumbent providers who primarily target clients via their existing bank branch networks. We believe our strategy of targeting underserved, small-and-medium sized cities, combined with our speed and agility, provides us with a significant growth opportunity. Following the development of the Stone Hub, we have established highly-scalable, plug-and-play processes that enable us to deploy new hubs faster and more effectively, with more efficient hiring, training, and selling. Our hubs are set up either as proprietary hubs or franchised hubs, as described below:

•	Proprietary Stone Hub—We establish local operations and send highly trained Stone Missionaries and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled. Proprietary Stone Hubs currently represent substantially all of our hub base and are our primary method of establishing new Stone Hubs.

•	Franchise Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans.

The vast majority of our existing hubs are proprietary hubs, as our franchise hub strategy is in its early stages. As of December 31, 2018, we had 21 active franchised hubs in operation. Proprietary hubs remain the focus of our expansion strategy.

•	Grow Our Base of Integrated Partners—As of December 31, 2018, we had over 108 integrated partners, such as PSPs, marketplaces, and ISVs. We believe these integrated partners represent an important growth channel for us to capture more e-commerce and software-integrated payment volumes. We expect to continue to leverage our powerful connectivity and integration capabilities, including our Mundipagg gateway and Pagar.me PSP platform, to grow our base of integrated partners and help our existing clients grow their businesses. For example:

•	PSPs—PSPs sell online payment acceptance solutions to e-commerce merchants, but may also offer in-store solutions, and are increasingly looking to expand their capabilities and offer their customers the ability to conduct commerce in Brazil. PSPs offer us increased processing volumes from a base of merchants we may not directly access. We integrate our capabilities and enable our PSP partners to extend them to their customers in a seamless manner.

•	Marketplaces—Marketplaces provide digital platforms that enable sellers and buyers in specific market segments to connect more effectively. Marketplaces are one of the fastest growing segments in e-commerce because they enable small businesses with limited infrastructures to access large groups of potential buyers more efficiently online or through mobile applications. We provide marketplaces with advanced payment functionalities, such as split payments and automated settlement rules, which enable them to improve and streamline their operations.

•	ISVs—ISVs develop vertical-specific software for merchants. These developers are increasingly looking to embed payment acceptance and data reconciliation capabilities into their software in order to improve functionality and convenience, and to participate in a portion of the economics generated by payments processed through their software. We integrate our capabilities and enable our ISV partners to offer payment acceptance services in a seamless manner.

•	Sell Additional Solutions to Our Clients—As in-store merchant locations continue to become digitalized, we believe our broad suite of solutions and our omni-channel commerce capabilities provide us with significant opportunity to sell additional existing solutions into our client base. We intend to leverage the strong relationships and distribution capabilities provided by our Stone Hubs to sell additional solutions to our merchant base with a view to minimizing incremental acquisition costs.

•	Sell to New Client Segments—Micro-Merchant Commerce—Despite targeting the SMB segment as our core strategy, we are deploying Stone Mais, an independently branded easy-to-use, out-of-the-box, and cost-effective solution, which combines point-of-sale technology with our payment acceptance services and a fully integrated digital wallet account and bank card to help the approximately 5.5 million micro-merchants in Brazil (according to Neoway data as of June 2018). This solution enables us to serve an additional client segment beyond our SMB focus.

Expand our Offering and Capabilities

We believe our culture of innovation and technology development combined with our distribution capabilities are key competitive strengths that will allow us to continue to expand our offerings and grow our business through a multi-product strategy. We intend to continue to leverage these capabilities to develop and invest in new solutions that further empower and help our clients grow their businesses more effectively, and new capabilities that enable us to better serve our clients by providing them with a centralized point of contact to solve most of their issues in a fast manner. We intend to expand our offerings to our current and future clients in the following ways:

•	Software Solutions—by integrating our payment offerings with software solutions, we believe we will improve the lifetime value of our client relationships, and obtain access to transactional data that will allow us to be more proactive in providing financial solutions such as working capital and credit. Approximately 14,000 clients use at least one type of software product we provide. We also aim to invest in new software opportunities to help merchants become more productive, including opportunities to develop and deploy ERP software in other industry verticals. Recently, we entered into two binding memoranda of understanding to invest in Vhsys and Tablet Cloud, which will add nearly 18,000 software clients to our ecosystem. Our software solutions currently offer the following capabilities:

•	Reconciliation—we currently offer Equals, a reconciliation software to help merchants better manage their cash flows and reconcile multiple payment methods;

•	POS and ERP—we offer Linked Gourmet, VHSYS, and Tablet Cloud, POS and ERP softwares that help merchants manage and integrate their point-of-sale transactions with their front-of-house functions and back-office operations more effectively across an array of industry verticals.

•	CRM—we offer Collact, a provider of customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, which enables merchants to increase their sales consistently by increasing recurrence while also leveraging on customer data.

•	Gateways—our online and offline gateways allow our clients to connect effortlessly to multiple payment methods and provide simple and transparent dashboards that allow our for operational monitoring and improvements.

•	Financial Solutions—we believe that there is a significant opportunity to provide our clients with additional financial solutions, given that those products, when offered by incumbents, present similar characteristics as payments: traditional players and legacy business models have limited focus on client service, transparency and innovation. We intend to leverage our distribution, service and technology capabilities to expand our offering of financial solutions and improve revenue yield per client. As an example, we intend to grow our presence in the following markets beyond payments:

•	Digital Banking Solutions—We are developing a suite of digital banking solutions designed to enable our clients to conduct financial transactions, receive and remit funds, issue boletos, pay bills, and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of February 2019, our pilot had more than 2.5 thousand open accounts.

•	Credit Solutions—We are developing a product to allow our clients to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. We are in the initial stages of our credit offering and as of the date of hereof, have 143 clients contracted.

Enter New Markets

We believe our Stone Business Model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:

•	New Geographies—We are also expanding our geographic footprint by growing our base of Stone Hubs across Brazil. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can leverage our Stone Business Model.

•	New Sectors—We are exploring new complementary business opportunities in adjacent sectors, such as digital banking, software solutions and credit. In the future, we may selectively expand into other sectors where we see an opportunity to leverage our capabilities to provide a differentiated value proposition for clients.

Selectively Pursue Acquisitions

Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions to enhance our competitive position, improve our operations and expand our business. We may choose to acquire new technologies, expertise, volume and capabilities, enter new market segments or enter new geographies. We have established a track record of successfully investing, acquiring and integrating complementary solutions and businesses. For example, in 2016, we: (1) completed the EdB Acquisition, which added an attractive portfolio of SMB and e-commerce merchants onto our platform; (2) acquired full control of Pagar.me, which gave us our proprietary PSP service; and (3) acquired joint control of Equals, which gave us a powerful data reconciliation tool widely used in the markets we serve. We acquired full control of Equals in September 2018.

New Investments in Software

In March 2019, we signed two binding memoranda of understanding, to invest in two new software companies, VHSYS and Tablet Cloud, which we believe will strengthen our ecosystem of solutions that empower SMBs to manage and grow their businesses. Below of a description of these companies.

•	VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

•	Tablet Cloud is a white-label POS and simple ERP application focused on SMBs with simpler needs which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

Together, VHSYS and Tablet Cloud add nearly 18,000 software clients. We expect that these new solutions will assist us in our continued efforts to help clients better manage their operations, and drive omni-channel growth, giving brick and mortar establishments the tools they need to successfully sell both online and offline.

Our Solutions

Connect More Effectively

We empower our clients to connect more effectively by integrating and connecting to our cloud-based technology platform using simple and convenient APIs. These solutions provide powerful gateway services to encrypt, route, and decrypt transactions and PSP solutions to onboard merchants and connect integrated partners.

Solution	Description	Features and Benefits
POS Capture Solutions	Mamba, our POS operating system, enables in-store merchants to accept a variety of credit cards, debit cards and other APMs, through POS hardware devices.

•      Facilitates safe chip and pin payments.

•      Easy and user-friendly interface.

•      Lower processing times.

•      Universe of applications that enable alternative types of services.

•      Effective and efficient single deployment rollout of updates across the entire merchant base.

•      Continuous and real-time, remote monitoring of connectivity and integrity of machines.

•      Connectivity solutions such as 3G, Bluetooth and/or wi-fi enabled.

Solution	Description	Features and Benefits

e-Commerce Gateway	Mundipagg is a full-featured e-commerce gateway that seamlessly connects e-commerce merchants to the acquirers of their choice, enabling them to accept a wide variety of electronic payment options. Our clients are provided with a set of robust analytics, reporting and auditing capabilities through their Mundipagg portal.

•      Increased conversion rates.

•      Easy, user-friendly consumer checkout interface.

•      Merchant management portal.

•      Merchant acquirer agnostic with connections to all major providers in Brazil.

•      Secure transactions utilizing proprietary encryption and tokenization technologies.

•      Accepts all major payment schemes and APMs in Brazil.

•      API-based with simple, public documentation enabling self-directed customer integration.

Point of Sale Gateway	Cappta is an in-store gateway for the point-of-sale that connects merchants to the acquirers of their choice enabling a wide array of payment options including traditional and APM methods. It also offers clients the ability to integrate their POS with other business management software, such as inventory and tax management solutions.

•      Customizable rules that give merchants the ability to split transaction volume between multiple acquirers.

•      Integrates with other business management software solutions to provide enhanced business analytics for our merchants.

PSP Platform	Pagar.me is a sophisticated PSP solution with a quick and simple API integration, enabling omni-channel players and marketplaces to accept a wide array of electronic payments through multiple channels. With a large basket of features and products, clients are equipped with the tools and features they need to grow and manage their business.

•      Comprehensive set of solutions for marketplaces.

•      Increased conversion rates.

•      Easy, user-friendly consumer checkout interface.

•      Merchant management portal.

•      Merchant acquirer agnostic with connections to all providers in Brazil.

•      Secure transactions utilizing proprietary encryption and tokenization technologies.

•      Built-in anti-fraud capabilities.

•      Accepts all major payment schemes and APMs in Brazil.

•      API based with simple, public documentation enabling self-directed customer integration.

Get Paid Quickly and Easily

We enable our clients to get paid quickly and easily by accepting numerous forms of electronic payments and APMs such as boletos, and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our clients improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.

Solution	Description	Features and Benefits
Omni-Channel Merchant Acquiring	We are a fully licensed, end-to-end omni-channel merchant acquiring solution. With a large basket of features and products, clients are equipped with the tools they need to accept a wide array of electronic payments and effectively and efficiently manage their transaction receivables. Clients can integrate to our platform through multiple channels.

•      Efficient and secure.

•      Simple APIs for quick and seamless connection with integrated partners.

•      Acceptance of global and regional payment schemes along with local meal voucher schemes, and other APMs.

•      Higher conversion rates.

•      Data reconciliation.

•      Soft-descriptor code which allows merchants to write customizable client fields in transaction data.

•      Built-in anti-fraud capabilities.

Split Payments	Enables merchants and marketplaces to predetermine multiple accounts for receiving the settlement of their transactions. Through customizable splitting rules, consumer payments can be routed and deposited instantly to multiple parties.	• Fully customizable rules that simplify and automate cash settlement for multiple parties linked within a single transaction. • Settles directly to different bank accounts.
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.	• Frictionless interface. • Improves client experience and conversion rates.

Automated Retrial	Proprietary automated retry technology that helps to drastically reduce lost business from failed transactions, many of which are caused by payment scheme and third-party systems involved in a payment transaction. This is achieved by instantly reprocessing the transaction utilizing predetermined rules that could be reprocessed via another acquirer.

•      Increased conversion rates.

•      Fully configurable rules that allow the merchant to redirect failed payments to other acquirers.

•      Automated email reminders to consumers to attempt to recapture failed purchase attempts.

One-Click Buy	Encrypts and stores consumer payment methods in a secure virtual account that facilitates quick and easy one-click payments.	• Saves client data in a secure manner. • Simplifies payment process for consumers.

Recurring Billing	Simplifies and automates our clients’ businesses by allowing periodic and recurring billing, such as subscription services, in a simple and fully customizable manner.

•      Simplifies and automates reoccurring charges.

•      Fully customizable and flexible rules that incorporate installment features, pre and post payment settings and specific pre-programmed payments based on calendar dates and exceptions.

Solution	Description	Features and Benefits

Multi-Buyer Payment—Bill Split	Enables consumers to make group payments easier for their customers. This solution allows a single purchase to be billed, and paid, to multiple consumers.

•      Omni-channel offering for both digital service providers and online merchants.

•      Simple and user-friendly functionality leading to improved consumer loyalty for our clients.

•      Emails receipt to each consumer involved in the purchase.

Multi-Payment Acceptance	Enables a consumer to pay for a single invoice using multiple payment methods such as multiple debit and/or credit cards along with other alternative methods such as boletos.	• Omni-channel offering for both digital service providers and online merchants. • Simple and user-friendly functionality leading to improved consumer loyalty for our clients.

Social Commerce	Provides merchants and digital service providers with the ability to request payments from their customers via WhatsApp, SMS text or an email link.

•      Simplifies the card-not-present Mail Order Telephone Order payment process for transactions where the buyer and seller are in separate locations.

•      Integrates with other solutions such as Multi-Buyer Payments or Multi-Payment Acceptance.

Digital Banking	Fully digital banking platform that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP.	• Single API integration. • Allows cash management automation through integration to ERP and other business automation software. • TED/DOC bank transfers. • Boleto generation. • Bill payment.

Grow Our Clients’ Businesses

We empower our clients to manage and grow their business by automating and streamlining business processes at the point-of-sale or digital checkout. These solutions help our clients run their businesses more effectively and in a more integrated manner with ERP software, reconciliation, and reporting tools that provide greater control, transparency of information, and insights into their daily operations. We also help our clients manage their working capital needs and effectively plan for the future by providing our clients with prepayment financing options with total transparency and control over their receivables, enabling them to convert their daily sales into cash more quickly and plan for their future growth.

Solution	Description	Features and Benefits
Working Capital Solutions

Omni-channel cash management solution that allows clients to accelerate the payment of their future receivables, including installment-based receivables up to 12 months. Clients can request and predetermine the payment of their receivables via their client portal, directly on their mobile application, POS device, via email, or over the phone with our dedicated receivables prepayment team.

We provide more information on this solution at the end of this section.

•      Fully customizable a la carte payment options that gives clients complete control over when they get paid.

•      Ability to automate anticipating receivables payments with simple rules that can be set up quickly and easily in the client portal.

•      Dedicated and proactive team available to assist clients with their needs and equipped with AI yielding insights into client cash flow needs.

SMB Credit Solutions	Allows our clients to contract, monitor and payback loans by fully integrating our credit solution within our payments platform.

•      Self-service functionality pre-approved clients can order credit through the merchant portal.

•      Transparent pricing and no hidden fees.

•      Clients payback loans as a percentage of their credit cards receivables.

Software	VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve a wide array of service and retail businesses. The fully self-service platform consists of over 40 applications such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with multi-marketplace, logistics, and e-commerce integrations amongst others.

•      Customizable and fully integrated customer dashboards that gives merchants a complete snapshot of their business.

•      Robust reporting applications to help the client manage their business.

•      End-to-end integration of operations, payment transactions, accounting and compliance reporting.

Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

•      Applications are acquired a la carte based on each business’s particular needs & preferences, built to scale with growth of business.

•      Online & offline browser features, along with mobile, smart POS and tablet functionality.

Solution	Description	Features and Benefits

LinkedGourmet is a vertical-specific cloud-based ERP system built to simplify and empower SMBs in the food and beverage sector with a full suite of integrated business management tools including a mobile waiter app, inventory management, checkout, payment integration at the point-of-sale, and a suite of delivery management integrations and tools.

• Broad array of tools and applications that assist in B&M merchants to list and sell products and services online. • API driven to seamlessly integrates into third party apps and solutions providers.

	Collact is a multisided customer engagement and loyalty platform that enables small and medium sized businesses to acquire, engage and grow their client base by offering customized loyalty and marketing programs while giving consumer insights.	• Full suite of tools to increase customer acquisition, loyalty and engagement. • Consumer app actively helps drive consumers into the client’s place of businesses.

Equals is a card-based receivables reconciliation solution that streamlines the complex process of reconciling payments transactions and managing cash flow. This powerful tool enables our clients, from B&M SMBs to large online enterprises, to reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.

•      Straightforward reporting and easy to use tools that assist merchants in resolving flagged inconsistencies in their transactions.

•      Merchant acquirer agnostic.

•      Integrates with client ERP systems.

•      Automates the process of receivables management, such as downloading data from payments providers, reconciling transactions, and uploading information to a client’s ERP system.

App Store for POSs	Mamba is an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.

•      Open App Store that enables third-party app developers to create and deploy new app solutions.

•      Easily connects to third-party platforms.

•      Developer friendly with capabilities in more than 10 common code languages.

•      Ability for merchants to integrate more robust transaction reporting.

Data Reporting and Merchant Portal	Gives merchants full transparency and enterprise-level insight into their transactions in a simplified and easy manner with fully customizable dashboards and automated reporting functionality.	• Simple and user-friendly. • Robust reporting functionality. • Receivables management tools that help merchants better understand and manage their cash flows. • Accessible via the web or mobile app.

More Information on Working Capital Solutions

In Brazil, a standard credit card transaction, in which a consumer pays his or her credit card bill in 26 days on average, results in the card issuer paying the merchant acquirer approximately 28 days after the transaction date, and the merchant acquirer paying the merchant approximately 30 days after the transaction date. In addition, many merchants in Brazil allow their consumers to pay for goods and services in several interest-free installments, instead of having to pay upfront. Typically, these installments are spread across two to twelve monthly billing cycles on the consumer’s credit card. The merchant receives the initial payment a month after the transaction, and any future installments in the month the consumer’s card installments are charged. To allow our merchants to optimize their cash flows, we offer prepayment options to the merchant for the future expected receivables of these installments and charge a small, predetermined fee for the service.

In contrast to traditional models where merchants need to call a third-party call center or the bank manager to order prepayment under a rigid set of rules, our clients can do so quickly and easily through multiple digital channels, such as the merchant’s portal, app or POS device. This self-service approach provides merchants increased autonomy to request upfront cash under the terms that best fit their business needs. Merchants can set their own disbursement rules, like prepaying specific payment schemes or setting average duration, and choose the date they wish to receive a disbursement, program automatic reoccurring disbursements, or select instant spot transactions.

Our Sales and Distribution

We sell and distribute our solutions using two primary channels: Hyper-Local and Integrated. We also have an in-bound sales team that affiliates merchants who call us as a result of digital advertising campaigns and referrals resulting from networking effects of our clients within the Hubs.

Hyper-Local Sales and Distribution

We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. As of January 2019, we had 245 operational Stone Hubs in Brazil and we are currently growing these operations to penetrate the country further. Our hubs are staffed by sales personnel that include:

•	Missionaries—Our troops-on-the-ground sales team. This is a qualified team of young entrepreneurs who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to attend to their specific needs and react quickly to changes in each local market. Our Stone Missionaries are supported by an integrated technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.

•	District “Owners” and Hub “Owners”—Our regional sales leadership. This team is composed of highly trained and experienced former Stone Missionaries that are tasked with opening and managing new hub territories. Regional managers are supported extensively with daily performance indicators and tools provided by our technology platform and management to facilitate active interaction and support with their teams.

We have developed our method of training and supporting our sales personnel that we believe has directly increased our team’s results. Our Stone Missionaries receive extensive training in our company’s culture and operations during their onboarding process, and on an on-going basis, to help reinforce our client-centric culture and high-performance standards. Our sales personnel have disciplined daily, weekly, and monthly touchpoints with their leaders, along with routine reporting, KPI reviews, and other core processes to help ensure they are equipped with the tools and support they need to maximize their effectiveness. In addition, our sales personnel are supported by direct marketing campaigns to help build brand awareness as we enter new markets.

Over the last nine quarters, we have significantly scaled our Stone Hub operations throughout Brazil, achieving consistent growth and ramp-up of our active client base within our Stone Hubs. The following chart illustrates the average relative growth in active clients per Stone Hub for all Stone Hubs as of the fourth quarter of 2018 separated by their quarterly vintages. For purposes of the following chart, a quarterly vintage of Stone Hubs refers to all of the Stone Hubs opened within a specific quarter, relative to the second quarter of 2018. The average number of active clients per Stone Hub for the first quarter of 2018 has been indexed to 100 for the purpose of this analysis.

On a same hub analysis considering hubs that were active in October, 2017, we were able to grow revenues by 128% in the fourth quarter year over year while growing the number of sales people by only 8%, which shows that our teams are able to scale the business consistently as they mature. Also, this reflects in the 111% growth on revenue per salesperson in the period compared to an inflation growth of 4%.

Integrated Sales and Distribution

We distribute our technology and solutions to digital merchants primarily through highly trained sales and technical personnel and software vendors that have expertise in business process engineering and product development for digital solutions. These include:

•	Special Services—Our highly-specialized team of digital commerce experts. This team has a deep technical knowledge of our capabilities which enables them to target digital merchants, PSPs and marketplaces that we believe would most benefit from our digital commerce solutions. The Special Services team hosts initial discovery meetings with potential clients to understand their needs, and then meets with their technology developers and architects to design digital commerce solutions that meet the client’s needs. This team positions us as a trusted technology provider and a key business partner for our digital and integrated clients, and helps promote loyalty and long-term value.

•	ISVs—Our technology distribution partners. ISVs develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. ISVs may also participate in a portion of the economics generated by payments processed through their software.

Inbound Sales and Distribution

We also sell our solutions to brick-and-mortar and digital merchants through a similar, highly trained sales team that is centrally located and dedicated to fielding in-bound calls and sales leads. This team can manage and onboard a new client in-house.

Customer Service and Support

We service and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated, and have enabled us to achieve the highest NPS among our peers in our key markets in Brazil in 2018. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:

•	Client Relationship Team—This is a centralized, in-house customer relationship team largely consisting of technically trained agents trained in-house and equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key goal of our customer support operation, and in December 2018, 86% of our clients who called our customer relationship team had their issues resolved on the first call. 94% of these calls were answered within 20 seconds and 91% were rated as “excellent” by our clients according to our internal surveys.

•	Client Retention Team—This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancelation, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.

•	Green Angels—These are teams of local, specialized personnel, who provide on-demand logistics support in the field. Green Angel teams are embedded inside our local Stone Hubs, where they interact with Stone Missionaries and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s wi-fi connectivity, replace parts, or provide other services.

•	CRM AI Technology—We use a range of integrated systems, powered by the Stone Technology Platform and artificial intelligence, which empower our client relationship, client retention and Green Angel teams, and enable us to optimize our customer service and support functions. For example:

•	Celebro—This is a system that helps our client relationship, client retention and Green Angel teams manage service calls and access a 360-degree view of our clients through an integrated dashboard to view client sales, payments, logistics issues, activity history, registry data and more. This system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems and can provide our personnel with the responses for a client’s particular service call issue.

•	The Professor—This is an AI-based system that provides predictive modeling of client behavior and activity. The system constantly gathers information from Celebro and other databases to understand our clients’ historical patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to upsell a new solution. Our customer service and support teams use The Professor to identify and resolve a client’s issues, sometimes even before the client is aware themselves, which can create a superior client experience, reinforce our client-centric positioning, and strengthen our relationship.

•	Stone Self-Service Tools—We also offer a range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.

In addition to achieving the highest NPS among our peers in our key markets in Brazil, we believe our use of technology to support our customer service team and our focus on self-service tools provide us with scalable customer service operations, while maintaining the quality of our services. As shown in the charts below, we have grown our active client base while maintaining a relatively stable customer service headcount, reducing total number of calls per active client, and sustaining the same level of perceived quality by our clients.

Our Operations

We run and manage our operations with dedicated teams of specialized and experienced personnel that run various administrative, processing, and back-office functions. These enable us to serve, fulfill, and support our clients in a high-quality and efficient manner, and help us achieve operating efficiencies and minimize operating risks. These functions include:

•	Client Onboarding—Our client onboarding team works closely with our Stone Missionaries and other sales teams to provide a smooth and efficient transition from sales, to implementation and ongoing client services. Our onboarding team is highly trained and relies on advanced technologies, including risk assessment tools that collect public and private market information, to:

•	appropriately evaluate, document, and onboard new merchants quickly and safely using digital applications;

•	carry out appropriate Know Your Customer and Anti-Money Laundering assessments, check appropriate databases, such as OFAC, and run various other internal procedures;

•	continuously monitor the risk profile of our client portfolio to determine adherence to our internal policies; and

•	ensure the appropriate application and implementation of solutions and safeguards, based on a clients’ specific business model and inherent risks.

•	Settlement Operations—Our settlement operation team manages the clearing and settlement processes of our transaction processing functions with financial institutions and payment schemes. This team ensures that our transaction processes and fee collections adhere to the appropriate regulations and payment scheme rules, and help safeguard our clients’ receivables and our operations.

•	Chargeback Operations—Our chargeback team uses agile monitoring technology to secure payment transactions carried out on our platform and identify potentially fraudulent or improper sales. They manage processes to enhance our ability to prevent and manage fraud risk and avoid potential losses for our clients’ and our own operations. The team also provides support on behalf of our clients when disputed charges are filed, working closely with payment scheme settlors and card issuers involved in disputed transactions and, when appropriate, opens claim processes to seek reversal of the chargeback.

•	Logistics Management—Our logistics management team manages the deployment of POS devices and related accessories and uses predictive modeling of merchant behavior to proactively identify potential client logistics service issues. This centralized team manages terminal programming and equipment services, deployment, set-up, technical support, repair and replacement, remote terminal software updates, warehousing, and inventory control and reporting. They communicate with and deploy our local Green Angels to provide on-demand support.

Risk Management, Compliance and Controls

We have made significant investments and have retained key personnel to manage our risk management, compliance and controls functions. These teams help us identify and understand the risks to which we are exposed while conducting our activities, and they enable us to effectively manage, mitigate, and/or monitor them to protect our operations, our clients, and our partners. We continuously seek to enhance our risk management, compliance and controls functions by improving our processes and making investments in technology and personnel in these areas, including:

•	Risk Management—We face operational risks inherent to our business, such as those discussed in “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry.” We have risk management teams allocated across our operations that work with consultants and advanced technology in order to assess, plan, and implement strategies to minimize any potential risks and adverse effects on our operations.

•	Compliance and Controls—Our compliance and controls teams monitor risks, including those of third parties such as merchants, suppliers, PSPs, business partners, and others. This team advises on and oversees the implementation of effective risk management actions, and addresses process and control inadequacies. Our compliance and controls team continuously manages and executes a compliance program designed to map out and assure compliance with all of our internal risk policies and regulatory compliance requirements. To achieve this, the team seeks to ensure that:

•	Internal compliance and risk policies and appropriate training are continuously implemented and updated;

•	Internal and third-party operations are assessed and audited to validate that they comply with all policies and requirements in an ongoing manner; and

•	Actions are promptly taken to avoid potential reoccurrences, including appropriate reporting and revising of processes, policies, and controls.

Our Proprietary Technology

We developed and operate the Stone Technology Platform, which brings together an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omni-channel commerce client experiences in a more secure, all-in-one environment. Our platform was developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs, and optimize our client support functions—all in a fully-digital, fully-integrated and holistic manner. Given its digital DNA and cloud-based architecture, our platform is agile, reliable, and scalable with fast processing speeds and a broad range of capabilities that can be maintained and expanded relatively easily and cost-effectively. The advanced nature and flexibility of our platform enables us to provide a number of technologies and benefits, which we believe provides operating advantages, including the ability to:

•	Connect and Integrate Easily with Our Clients—We develop and provide a range of powerful connection and integration technologies, user-friendly client portals, and convenient reporting tools that are simple and easy to use. These were designed to eliminate the technical complexity and difficulty that many clients and partners typically encounter when trying to conduct electronic commerce, and they are designed to require minimum effort to implement by our clients or our personnel. We have publicly published our proprietary APIs, which provide a set of programming instructions and standards to access and connect to our systems. We have also developed a set of SDKs, which provide software development tools, code, and documentation to help third-party developers create applications on our platform. Together, these help our clients connect to our systems easily and make us a partner of choice for many ISVs, PSPs, and marketplaces seeking to do business in Brazil.

•	Provide Seamless Omni-Channel Experiences—We designed our platform to enable merchants to conduct commerce and reconcile data seamlessly across various sales channels in a single, brick-and-mortar store or multi-location environment, online through an e-commerce or mobile commerce-enabled website, or inside of a mobile application. We believe that this provides a competitive advantage that appeals to merchants and integrated partners who are increasingly operating across more than one channel and are looking to provide their consumers with a streamlined shopping experience.

•	Implement and Deploy New Capabilities—We utilize our digital, cloud-based architecture and integration capabilities to implement and deploy new features and technologies to our clients and integrated partners. Our technology platform provides the flexibility to do this easily without the need for expensive upgrades, complex conversions, or lengthy service disruptions. This enables us to provide our clients with the latest functionality in a quick and frictionless process. In addition, our architecture and infrastructure are designed for rapid scalability, which enables us to expand our capacity and manage utilization efficiently and cost-effectively.

•	Utilize AI and Machine Learning Technology—The digital DNA and cloud-based architecture of our platform enables us to generate, capture, and aggregate a vast array of data across our various business activities. For example, we have developed and deployed machine-learning technologies throughout our enterprise to leverage this data to improve the speed, functionality, and quality of many of our services and operations. For example, we use AI to (1) predict merchant behavior and enable proactive action by our sales teams; and (2) increase the accuracy of our fraud management. In addition, we use AI in many of our internal processes to create better efficiencies and performance. For example, we use AI to (1) improve the management and interpretation of our operational KPIs; and (2) better predict cultural fit, job satisfaction, and long-term performance of job candidates during our talent recruitment and retention processes.

•	Operate at Low Marginal Costs—The architecture and various operating advantages of the Stone Technology Platform enable us to run our business increasingly efficiently and with lower incremental transaction costs.

Key Technology Components

Our Stone Technology Platform is comprised of several integrated systems managed by our technology and product development team, which had 502 team members as of December 31, 2018. Some of the key components include:

•	Infrastructure—Our proprietary infrastructure’s architecture was designed to provide a high level of performance and security to meet the demands of our business. We have private and public cloud-based servers, along with mirrored data centers, dedicated disaster recovery centers, and global load balancers. Our private data centers give us the flexibility, scalability and cost-effectiveness of the public cloud infrastructure, with the control and reliability of a private cloud environment.

•	POS System—We developed and operate a POS operating system, called Mamba, that runs on Linux and Android-based point of sale terminals, and offers simple features and functions that enhance the user experience. Our Mamba POS system also enables us to integrate our platform with a broad range of POS manufacturers, third-party software, our proprietary app store, and other app stores.

•	POS App Store—We developed and operate a proprietary, cloud-based app store that hosts third-party applications that can be accessed and used by our Mamba-run POS devices. This app store also provides software developers with access to our POS system’s code, SDKs, and certain standards to help them create new applications for clients and their consumers to use on our Mamba POS devices.

•	POS Connectivity Technology—Our POS operating system also utilizes Unstructured Supplementary Data, or USSD, technology, which gives our terminals additional connectivity capabilities when conventional networks such as 2G, 3G and wi-fi are not fully functional. This functionality is relevant and differentiated in more remote regions of the country and enables us to reduce connectivity failures, increase the number of transactions we process, and improve our clients’ experience and perception of our company.

•	Processing System—We developed and operate an advanced front-end authorization processing system, which captures and processes all major card capture methods, including EMV, magnetic stripe, and contactless, among others. We also developed and operate an advanced back-end processing system that provides transaction clearing and settlement. These integrated systems have some of the highest transaction speeds in the market, and are fully compliant with all local and international regulatory requirements and security standards.

•	Network Operations Center—We operate a proprietary Network Operational Center, or NOC, that actively monitors our operations in real time, 24 hours per day and 7 days per week. Our NOC tracks each step of our payment transactions, the availability of payment scheme systems, telecom services providers’ systems, issuers’ systems, and latency and conversion rates. Our NOC manages notification and escalation rules used by developers to evaluate their services, by business teams to be aware of any potential threat to our clients, and by some of our largest clients through direct communication.

•	Information and Cybersecurity—Our well-trained and dedicated team of information security and cybersecurity professionals holds various certifications, including Sans, NIST, EC-Council and ISACA, and monitor our systems and transactions around the clock and work to keep our data secure. This team monitors and upholds stringent security and compliance policies in line with global best practices, including the Payment Card Industry Data Security Standard (PCI-DSS). This team and its technologies monitor all employees and third-parties who access our platforms, and manage tight authentication controls and physical authorization technologies in all of our operating environments. We also have adopted safe coding and development practices.

•	Product Development—We use a unique, client-centric product development approach and continuous deployment process to create and deliver fast, advanced, and easy-to-use solutions to our clients. Our development is driven by multi-function development teams that leverage user-experience designers and agile development methods. We use project management and design thinking flow tools and have implemented lean practices in product development. We frequently measure merchant satisfaction and product performance indicators—such as adoption, retention and engagement ratios—to come up with new and better potential solutions. Our new solution and features launches are preceded by extensive integration tests and pilot testing with real customers before roll-out.

We currently rely on PAX to manufacture and assemble a significant amount of our POS devices. For more information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—We are dependent on a single manufacturer for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.”

Our Competition

The Brazilian payments industry is highly competitive and fast-changing. We face competition to acquire merchants from a variety of providers of payments and payment-related services. Our primary competitors include traditional merchant acquirers such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A., Redecard S.A., a subsidiary of Itaú Unibanco Holding SA, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet), a subsidiary of Banco Santander (Brasil) S.A. Our other competitors include other payment processing companies, such as PagSeguro Digital Ltd., First Data Corporation, Global Payments—Serviços de Pagamentos S.A., a subsidiary of Global Payments Inc., Banrisul Cartões S.A.(known as Vero), a subsidiary of Banrisul S.A., Adyen B.V. and SafraPay, a unit of Banco Safra S.A. We also face competition from non-traditional payment processors and banks that have significant financial resources and develop different kinds of services, including gateways, PSPs, other reconciliation providers, ERPs, banking services and credit operations.

Like the digital payments industry in general, we believe that other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits or transfers, compete indirectly with our products and services.

The most significant competitive factors in this segment are price, brand, breadth of features and functionality, scalability and service capability. While competitive factors and their relative importance vary based on the size, industry and focus of each merchant, we seek to differentiate ourselves from our competitors through our disruptive business model.

For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants, the use of our services could decline, reducing our revenues” and “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—The payment processing industry is highly competitive, and we compete with certain firms that are larger and that have greater financial resources. Such competition could adversely affect the transaction and other fees we receive from merchants and financial institutions, and as a result, our margins, business, financial condition and results of operations.”

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of each year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of StoneCo Ltd.’s operating results across different fiscal quarters may not be accurate indicators of its future performance. For additional information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Our operating results are subject to seasonality, which could result in fluctuations in our quarterly profit.”

Regulatory Matters

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of the SPB.

Regulation of the SPB

Our activities in Brazil are subject to Brazilian laws and regulations relating to payment schemes and payment institutions. Law No. 12,865/13, which was enacted on October 9, 2013, establishes the first set of rules regulating the electronic payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB) and creates the concepts of payment schemes, payment scheme settlors and payment institutions.

In addition, Law No. 12,865/13 gave the Central Bank, in accordance with the guidelines set out by the CMN, and the CMN authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Law No. 12,865/13, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of Resolutions 4,282, Circulars 3,680, 3,681 and 3,682, as amended, all of which were published on November 4, 2013, and Circular 3,885 published on March 26, 2018, among others.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end users (i.e. payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

•	Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization by the Central Bank.

•	Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis.

•	Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank. Limited-purpose payment schemes are those whose payment orders are: (a) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; or (b) intended for payment of specific public utility services, such as public transport and public telecommunications, or (c) related to employee benefits established by law (such as meal vouchers).

•	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

Payment Scheme Settlor

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated to the execution of the remittance of funds to the receivers in payment schemes, among other activities. Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following three categories:

•	Issuers of electronic currency (prepaid payment instruments): These payment institutions manage prepaid payment accounts for cardholders or end-users. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

•	Issuers of post-paid payment instruments (e.g. credit cards): These payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•	Acquirers: These payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/13 classifies payment accounts into two types:

•	Prepaid payment accounts: Where the funds have been deposited into the payment account in advance of the intended payment transaction; and

•	Post-paid payment accounts: Where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law No. 12,865/13 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

Our Regulatory Position

Three of our subsidiaries perform activities that are in particular subject to Law No. 12,865/13 and regulations from the Central Bank and the CMN, which are Stone Pagamentos S.A., or Stone Pagamentos, MNLT Soluções de Pagamento S.A. (formerly Elavon), or EdB, and Pagar.me Pagamentos S.A., or Pagar.me. As required by the applicable regulations, the three of them have all applied for licenses of operation within the Central Bank, which current status follows below:

•	Stone Pagamentos was granted a license to operate as a payment institution in the acquirer category on July 3, 2017, and in the issuer of electronic currency category on April 24, 2018;

•	EdB applied for a license to operate as a payment institution in the acquirer category on June 22, 2014. On June 3, 2016, EdB informed the Central Bank regarding the EdB Acquisition and submitted supplemental documentation in connection with the license application. As of the date of this annual report, the Company is revising its strategic position regarding EdB license and therefore is currently discussing directly with Central Bank as to the need for EdB’s license application;

•	Pagar.me applied for a license to operate as a payment scheme settlor on February 3, 2017, and as a payment institution in the acquirer and issuer of electronic currency category on April 7, 2017. Due to recent changes in the Central Bank regulation, Pagar.me’s payment scheme is no longer subject to the authorization of Central Bank. Therefore, Pagar.me’s application for authorization as a payment scheme was dismissed by the Central Bank on June 8, 2017. In regard to the application for a license to operate as a payment institution, Pagar.me has supplemented the documentation submitted to the Central Bank in the application for authorization, and is currently waiting for the Central Bank’s approval; and

•	Stone Sociedade de Crédito Direto S.A. applied for a license to operate as a direct credit corporation (sociedade de crédito direto) on March 18, 2019.

Since its license to operate was granted by the Central Bank, Stone Pagamentos has been in compliance with applicable payment laws and regulations. Pagar.me is in a period of transition and adaptation to the payment laws and regulations, given that the request for authorization filed by Pagar.me with the Central Bank is still undergoing review. In this sense, its policies and operational routines are being created and adapted, and the changes that have been implemented in Stone Pagamentos for purposes of adapting to the payment rules will be replicated in Pagar.me.

In addition, Law No. 12,865/2013 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595/1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that do not form part of the Brazilian financial system, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC rate.

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of Stone Pagamentos. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering Rules

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

We comply with the applicable AML laws and regulations and we have implemented required policies and internal procedures to ensure compliance with such rules and regulations, including procedures to report suspicious activities, suspected terrorism financing and other potentially illegal activities to the authorities. Our employees are aware of our policies and internal procedures, which shall be mandatorily complied with and supervised. We also have an internal division focused on the prevention of risks and fraud, which is led by a specialized risk officer.

The Brazilian AML law specifies the acts that may constitute a crime and the required measures to prevent such crimes. It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian AML law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF has a key role in the Brazilian AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.

We have adopted the internal controls and procedures required by the Brazilian AML rules, which are focused on:

•	identifying and knowing our clients;

•	checking the compatibility between the volume of funds of a client and such client’s economic and financial capacity;

•	checking the origin of funds;

•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	keeping records of all transactions;

•	reporting to COAF, within one business day and without informing the involved person or any third party, (i) any transaction exceeding the limit set by the competent authority and as required under applicable regulations; (ii) any transaction deemed to be suspicious, as required under applicable regulations; and (iii) at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) clients and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

•	offering anti-money laundering training for employees;

•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and

•	the unavailability of goods, values and rights possessed, directly or indirectly, by any individual or legal entity sanctioned by any resolution of the United Nations Security Council.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/14, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet users and obligations relating to internet service providers. This law exempts intermediary platforms such as Stone Co. or EdB from liability for user generated content and certain activities carried out by their users. Since the Brazilian Civil Rights Framework for the internet is a new legislation and, therefore, there are few court decisions in this area, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

Law No. 8,078/90, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet and bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of the CMN’s Resolution No. 4,282/13). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

Consumer Protection Laws

Brazil’s Consumer Protection Code (Código de Defesa do Consumidor) sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. Specifically, we are subject to several laws and regulations designed to protect consumer rights—most importantly, Law No. 8,078 of September 11, 1990—known as the Consumer Protection Code. The Consumer Protection Code establishes the legal framework for the protection of consumers, setting out certain basic rights, and the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Data Privacy and Protection

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet users. Under Brazilian law, personal data may only be treated (i.e., collected, used, transferred, etc.) upon users’ prior and express consent. Privacy policies of any company must be clear and detailed and include information regarding all contemplated uses for such users’ data and excessively ample or vague consent for data treatment may be deemed invalid in Brazil.

Furthermore, consent from users must be obtained separately and contractual clauses relating to consent must be specifically highlighted. Brazilian courts have applied joint and several liability among all entities that shared and/or used personal data subject to a breach. See “Item 3. Key Information—D. Risk factors—Risks Relating to our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

On August 14, 2018, the Brazilian President signed Law No. 13,709 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and is expected to affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Moreover, on December 28, 2018, the President enacted Provisional Measure No. 869 of 2018, which amended certain provisions of the LGPD and created the ANPD. The ANPD will be a administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. The ANPD is expected to have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others. Provisional Measure No. 869 of 2018 also extended the original term of 18 months for companies to become compliant with the LGPD to 24 months. In this regard, the LGPD will become effective in August 2020, by which date all legal entities will be required to conform their data processing activities to these new rules. A comprehensive data mapping of the company’s personal data flows and the subsequent review of internal and external documents and procedures, as well as the negotiation of contractual amendments regulating data sharing are examples of adaptations required for compliance with the LGPD.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Intellectual Property

Most of our services are based on proprietary software and related payment systems solutions. We rely on a combination of software laws, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2018, we owned 30 trademarks issued in Brazil, including “Stone,” “Mundipagg,” “Pagar.me,” “Equals,” “Buy4,” and have 45 trademark applications pending in Brazil.

We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “stone.com.br,” “pagar.me,” “mundipagg.com.br,” “mundipagg.com,” “cappta.com.br,” “equals.com.br” , “stonemais.com.br”, “stone.co” and “investors.stone.co”.

We have material contracts with Visa and Mastercard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 (as amended from time to time), between Visa do Brasil Empreendimentos Ltda. and Stone Pagamentos S.A. sets forth the general terms and conditions under which Stone Pagamentos S.A. acts as a merchant acquiring principal participant for Visa in Brazil and provides Stone Pagamentos S.A. with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, Stone Pagamentos S.A. is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of December 21, 2015 and as amended from time to time, between MasterCard International Incorporated and Stone Pagamentos S.A. sets forth the general terms and conditions under which Mastercard grants Stone Pagamentos S.A. a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including Mastercard, Cirrus and Maestro branded marks) in Brazil in connection with Stone Pagamentos S.A.’s issuing and acquiring activities. No consideration is due to Mastercard under this agreement.

Trademarks

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this annual report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

C.       Organizational structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name StoneCo Ltd. Our principal executive offices are located at R. Fidêncio Ramos, 308, Vila Olímpia, 10th floor, São Paulo—SP, 04551-010, Brazil. Our telephone number at this address is +55 (11) 3004-9680.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.

We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our corporate structure is set forth below.

____________________
(1)	Ownership interests in these entities not held by Stone Co. or its affiliates are held by the original founders of such businesses.

(2)	Formerly known as Elavon do Brasil Soluções de Pagamento S.A.

See Exhibit 8.1 for a list of our subsidiaries.

D.       Property, plant and equipment

Properties

Our corporate headquarters, which includes product development, sales, marketing, and business operations, are located in São Paulo. It consists of two offices of 3,836 and 2,814 square meters of space each under leases that expire in 2021 and 2022. We also lease 6,380 square meters of corporate office space in Rio de Janeiro for part of our business activities, including client relationship and technology development, under a lease that expires in 2021. In line with our business strategy, as of January 31, 2019, we had 245 operational Stone Hubs in Brazil. We believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters, as of December 31, 2018, we leased operational, sales, and administrative facilities in Rio de Janeiro. Additionally, of December 31, 2018, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Charlotte, North Carolina, Chicago, Illinois and Atlanta, Georgia in the United States.

Many of our operational, sales, and administrative facilities, including our corporate headquarter and hubs, are held pursuant to lease agreements. The term of our leases for our facilities in São Paulo is greater than five years, and may be renewed with landlord consent or by filing a renewal lawsuit. However, the term of our leases for our facilities in Rio de Janeiro is less than five years, and there is no possibility of filing a renewal lawsuit. We may be required to vacate these facilities upon request of the landlord if we are not able to reach an agreement to renew our leases or the terms of any renewals are unfavorable.

In addition, the lease agreements are not registered, nor annotated on the real estate record files of the leased properties. Therefore: (i) in the event of sale of the leased real properties to third parties, even if the lease term is effective, the new owner will be entitled to terminate the lease upon a 90-day prior written notice period, counted as from the date of such acquisition, and the lessee will be forced to vacate the real property; and (ii) the lessee will not be entitled to adjudicate the leased properties in the event the respective lessor does not respect the lessee’s right of first refusal and sell the property to third parties.

We believe that our facilities are suitable and adequate for our business as presently conducted. However, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

A.       Operating results

Overview

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels. We have developed a deep client-centric culture that seeks to delight our clients rather than to simply provide them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to create and adapt the client experience and interact with our clients through our people and technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; and white-glove, on-demand customer service. The Stone Business Model is disruptive and has enabled us to gain significant traction in only five years since the launch of our service. In 2017, we also became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In 2018, we ranked as the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil, according to data from public filings.

We currently serve over 267,000 active clients of all sizes and types that transact online, offline or have an omni-channel sales approach, though our focus is primarily on targeting the approximately 8.8 million small-and-medium-sized businesses, or SMBs, in Brazil. We also served over 108 integrated partners as of December 2018, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global payment service providers, or PSP’s, digital marketplaces, and integrated software vendors, or ISVs. Since the roll-out of our Stone Business Model, we have rapidly grown our client base with a particular focus on the SMB market. As a result, our volume concentration has diminished over time. Our top ten clients represented 25.0% of TPV for the year ended December 31, 2018, which represents a 3% decrease from 28.0% for the year ended December 31, 2017. In addition, as the chart below highlights, our focus on SMB merchants has enabled us to grow our take rate from 1.55% in the first quarter of 2017 to 1.88% in the fourth quarter of 2018, representing 33 basis points of improvement in the period.

The following is a summary of our key operational and financial highlights:

•	We generated R$1,579.2million of total revenue and income in the year ended December 31, 2018, compared to R$766.6 million of total revenue and income in 2017, representing period over period growth of 106.0%. In 2017. We generated R$766.6 million of total revenue and income, compared to R$439.9 million of total revenue and income in 2016, representing annual growth of 74.3%.

•	We served approximately 267,900 active clients as of December 31, 2018, compared to approximately 131,200 as of December 31, 2017, representing period over period growth of 104.2%. As of December 31, 2017, we served approximately 131,200 active clients, compared to approximately 82,000 as of December 31, 2016, representing 60.1% annual growth.

•	We generated net income of R$305.2 million and adjusted net income of R$342.8 million in the year ended December 31, 2018, compared to a loss of R$105.0 million and adjusted net loss of R$45.2 million in the year ended December 31, 2017. In 2017, we generated a loss of R$105.0 million and adjusted net income of R$45.1 million, compared to a loss of R$122.2 million and adjusted net loss of R$51.9 million in 2016. See “Item 3. Key Information—A. Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.

•	We processed TPV of R$83.4 billion in 2018, compared to R$48.5 billion in 2017, representing period over period growth of 71.8%. In 2017, we processed TPV of R$48.5 billion, compared to R$28.1 billion in 2016, representing 72.6% annual growth.

Significant Factors Affecting our Results of Operations

Total Payments Volume and Processing Fees

We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:

•	Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV will also grow. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 8.8 million SMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its Payments market, particularly among SMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall Payments markets in Brazil.

•	Growth of our active client base. Growth of our active clients is driven by (i) growth in the number of merchants resulting from openings and ramp-up of Stone Hubs; (ii) growth in the number of integrated partners in specific verticals and niche market segments; and (iii) growth in our e-commerce merchant base.

Our quarterly TPV grew 126.8% in a two-year period, from R$11.7 billion for the quarter ended December 31, 2016 to R$26.6 billion for the quarter ended December 31, 2018, and our number of active clients expanded 226.8% over the same period, from approximately 82,000 active clients as of December 31, 2016 to approximately 267,900 active clients as of December 31, 2018, as shown in the graphs below.

A significant part of our net revenues is generated through fees we charge for providing end-to-end processing services using the Stone Technology Platform, which include the authorization, capture, transmission, processing and settlement of transactions. In the case of e-commerce merchants, we may additionally charge a fixed fee per transaction to provide gateway services.

The fees we charge our clients for processing services are subject to a variety of external factors such as competition, interchange and assessment fees and other macroeconomic factors, such as interest rates, inflation, among others. Our ability to sustain or increase our fees depends on our ability to continue to execute on our Stone Business Model and sustain a competitive advantage.

Adoption of our commerce-enabling solutions

We leverage our active client base and distribution capabilities to generate subscription-based revenue and upsell new solutions that we may develop or acquire.

Growth of recurring revenue from our active client base

In addition to net revenues driven by payment processing, we also generate revenues from fixed monthly subscription fees paid by our active client base. These fees are charged for providing different combinations of integrated service and solutions offerings to support our clients’ businesses, depending on their specific needs. These services can include, among others, POS rental, reconciliation solutions, and business automation solutions.

We may also generate additional revenues within our active client base by upselling new solutions as they are developed or acquired. We expect that, by executing this strategy, we will increase the lifetime value of our active client base. We expect to leverage our distribution capabilities through our Stone Hubs to increase penetration of our solutions at minimal incremental costs.

Working capital solutions

We provide working capital solutions to help merchants manage their cash flows more effectively. We offer our merchants prepayment options for their future expected receivables from credit card installments and we charge a discount rate equivalent to a percentage of the total volume requested to be prepaid. The discount rate depends on factors such as merchant size, the maturity of receivables to be prepaid, and local market dynamics. An overall increase in TPV generally increases financial income from our working capital solutions due to an overall increase in the volume of prepayments. Higher levels of installment transactions usually lead to higher demand for our working capital solutions. On the other hand, a smaller share of credit transactions leads to a decrease in the ratio of financial income from our working capital solutions relative to total revenue and income, since debit card transactions are not eligible for prepayment.

Due to our working capital solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, Fundo de Investimento de Direitos Creditórios (Fund for Investment in Credit Rights) or FIDCs, controlled by us that exclusively buy these receivables such as FIDC AR1 or AR2, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net” and note 18 of our audited consolidated financial statements. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDC AR1 and FIDC AR2 on attractive terms. See “Item 4. Information on the Company—B. Business overview—Our Solutions—Grow Our Clients’ Businesses.”

Complement Solutions Offerings through Acquisition and Investment Activity

We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Future acquisitions will likely remain an important part of our competitive strategy in order to enhance our portfolio of offerings and execute ISV strategies within specific verticals. Since January 1, 2016, we have made seven acquisitions and minority investments. Five of these have been of businesses or technologies which have strengthened our solutions offerings. In addition, our acquisition of Elavon do Brasil Soluções de Pagamento S.A., or EdB, on April 22, 2016 allowed us to expand our TPV and number of active clients, thereby increasing total revenue and income.

The financial impact of acquisitions may affect the comparability of our results from period to period. In addition to the revenues and expenses associated with such acquisitions only being included in our financial results for any period upon the closing of the acquisition, we will incur transaction and other expenses associated with acquisitions, including amortization of intangibles relating to those acquisitions, which we expect will negatively impact our profit (loss). Amortization of intangibles related to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired. See “—B. Liquidity and capital resources—Critical Accounting Policies and Estimates—Estimated Useful Life of Intangible Assets.”

In connection with the acquisition of EdB and certain other entities, we recorded amortization expense for the years ended December 31, 2018, 2017 and 2016 of R$12.6 million, R$14.8 million and R$17.2 million, respectively, related to the fair value adjustment on intangible assets, primarily software, and property and equipment, as a result of the application of the acquisition method.

Economies of scale resulting from our Stone Technology Platform

Our advanced, end-to-end, cloud-based technology platform allows us to grow our volumes and increase the number of active clients while reducing marginal transaction and operational costs.

Due to the relatively fixed cost nature of this platform, which relies on our data-centers and our internal team of engineers and developers, we expect that, as TPV grows, our cost per transaction will continue to decrease. The technologically advanced and integrated nature of our platform also allows us to run our operations in a cost-effective manner, by reducing the need for operational personnel and allowing several processes to be run with a high level of automation. For example, we are able to quickly onboard merchants because our platform is able to combine different sources of data and run automatic risk checks within minutes. Also, our Green Angels team of operations and support personnel allows us to improve POS deployment costs as we further penetrate and grow our active client base within our Stone Hubs.

Timing differential between future revenues generated and operational investments

In executing the Stone Business Model, we expect to incur initial operational investments in periods prior to the realization of any future revenues associated with this upfront investment. For example, in the process of opening a new Stone Hub, we incur the expense of hiring a team of Stone Missionaries and Green Angels to set up the operation. As sales productivity from this Stone Hub ramps up and marginal operational costs are reduced, we realize greater contribution margins from our Stone Hubs. With the deployment of new and better technologies, management processes and training, we expect the productivity of our Stone Business Model to improve over time.

Interchange and assessment fees

Our revenue from processing services is mainly composed of the net merchant discount rate, or net MDR, which is a commission withheld by us from the transaction value paid to the merchant. Our net revenue from MDR is defined as the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes. Interchange fees are set by the payment schemes according to certain variables, including the type of card product (e.g., credit vs debit), merchant segment, type of card (e.g. standard, gold, premium, business, others), transaction type (e.g., online vs POS terminal) and the origin of the card (international vs. domestic). Assessment fees are charged per transaction by the payment scheme settlors, such as Visa and Mastercard, to cover the cost of providing access to their payment network.

We are unable to predict if or when payment schemes will increase or decrease their fees or what the amount of any such variations may be. Our standard contract with our clients allows us to readjust our rates and tariffs by notice to the merchant to offset any increase in interchange fees. However, our ability to adjust our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, at times, we might not be able or willing to pass through all increases or decreases in assessment and/or interchange fees to our clients, and therefore, increases or decreases in these fees may reduce or increase our revenue from processing services.

On March 26, 2018, the Central Bank of Brazil issued a ruling whereby the interchange fees on debit cards will be subject to a cap of up to 0.8% on debit transactions, effective October 2018. Furthermore, debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume. Before this ruling, no such cap existed. We expect that, as a result of such ruling, interchange fees passed through, and overall prices charged to, merchants may change.

For further information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline,” and “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry, which may result in changes in the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on the Company.”

 Reclassification of liability-classified share-based compensation expense

Prior to our initial public offering, certain of our outstanding share-based compensation awards were liability-classified. In particular:

•	Class C Shares. Certain of our founding partners and senior executives received a one-time issuance of fully vested Class C shares (as classified under our Articles of Association in effect prior to the consummation of our initial public offering) as compensation for services rendered to us. These shares were subject to a lock-up period, and their terms provided Stone Co. with the right to redeem or repurchase such shares at any time at a price to be determined by our board of directors. Prior to January 2018, as our founding partners were deemed to have the power to cause the Company to redeem or repurchase shares beneficially owned by the founding partners, the fair value of the redemption or repurchase price related to the Class C shares beneficially owned by the founding partners was recorded as a liability in our financial statements. During the periods that these Class C shares were liability classified, the liability was adjusted to fair value at each reporting date through profit or loss.

•	Co-Investment Shares. Certain employees were also granted incentive shares, or the Co-Investment Shares, in one of our subsidiaries. These Co-Investment Shares are subject to a lock-up period and a discounted buy-back feature to be exercised by Stone Co. if the employee leaves prior to lockup expiration. As a result, the Co-Investment Shares were recorded as a liability in our financial statements. DLP Capital, LLC and DLP Par Participações S.A. each have a 90-day option to repurchase the Co-Investment Shares at the price of the most recent capital increase of DLP Pagamentos Brasil S.A. following expiration of the lock-up period and adjusted by 110% of the CDI Rate.

In January 2018, the terms of the articles of association of the entity wholly owned by the founding partners and senior executives that held the Class C shares were modified to create an independent committee to approve any share redemptions or repurchases beneficially owned by the founding partners within the vehicle (including the redemption of Class C shares of Stone Co.). As such, as of January 31, 2018, all outstanding Class C Shares held by the founding partners were reclassified to equity in our financial statements.

On July 17, 2018, we repurchased and immediately canceled 1,814,022 of the Class C shares. The total purchase price per Class C share amounted to 90% of the price per Class A common share sold in our initial public offering, after deducting underwriting discounts and commissions. Pursuant to the terms of the repurchase, the initial aggregate payment for this repurchase was R$63.2 million and was paid upon repurchase, with an additional aggregate payment of R$79.2 million paid to this entity.

In addition, in connection with our initial public offering, the Co-Investment Shares and Class C shares were reclassified into common shares pursuant to our amended and restated Articles of Association.

Accordingly, we do not have any outstanding Class C shares or Co-Investment Shares, and due to the modification of the articles of association noted above and the reclassification of the Co-Investment Shares (and associated removal of the Co-Investment Shares’ discounted buyback feature), after our initial public offering, we no longer had any liability-classified share-based compensation or related fair value adjustments impacting our profit or loss.

Macroeconomic environment

The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impacts the number and overall value of payment transactions. For more information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Brazil—Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our Class A common shares and our business, operations and financial condition.”

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2018		2017		2016
Real growth (contraction) in gross domestic product	1.1%		1.0%		(3.5%)
Inflation (IGP-M)(1)	7.6%		(0.5%)		7.2%
Inflation (IPCA)(2)	3.7%		2.9%		6.3%
Long-term interest rates–TJLP (average)(3)	6.7%		7.0%		7.5%
CDI interest rate (average)(4)	6.5%		10.1%		14.1%
Period-end exchange rate—reais per US$ 1.00	3.87	5	3.30	8	3.25	9
Average exchange rate—reais per US$ 1.00(5)	3.65	6	3.19	3	3.48	3
Appreciation (depreciation) of the real vs. US$ in the period(6)	(12.7%)		(1.5%)		16.6%
Unemployment rate(7)	12.3%		12.7%		11.5%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de deposito interbancário) Rate is an average of interbank overnight rates in Brazil (daily average for the period).

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for the year, as measured by the IBGE.

Interest rate

Interest rates have an effect on our ability to generate revenue. While higher interest rates can lead to decreases in private consumption, negatively impacting our TPV, they may also positively correlate to prepayment spreads, positively impacting our results to the extent that we are able to increase our prices in excess of increases in funding costs.

Inflation

Inflation has an effect on our obligations towards certain suppliers, such as office leasing and telecommunications operators, whose costs are indexed to inflation rates. However, most of our revenues are naturally hedged against inflation, since our TPV also tends to fluctuate according to inflation. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. However, if our merchants raise their prices due to inflation, this will positively impact our TPV and, consequently, our revenues.

Currency fluctuations

The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2018 2017 and 2016, we had a net foreign currency gain (loss) of R$(5.8) million, R$8.1 million and R$(36.1) million, respectively.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of each year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on its results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. For additional information, see “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Our operating results are subject to seasonality, which could result in fluctuations in our quarterly profit.”

EdB Acquisition

On April 22, 2016, we completed the acquisition of EdB, a payments company formed in 2010 as a joint venture between Elavon, Inc. (“Elavon Inc.”), USB Americas Holding Company and Banco Citibank S.A. We acquired 100% of EdB’s equity for the purchase price of 1 real. Upon the acquisition, we implemented initiatives to improve the efficiency of operations and the liquidity of EdB. Such initiatives were funded through capital contributions of R$409.9 million.

The EdB Acquisition enabled us to strengthen our position in the Brazilian payments market and to increase our transaction volume and access to a well-established portfolio of active clients and business partners. Of our total TPV of R$28.1 billion in 2016, 40.4% was processed on our processing platform and 59.6% was processed on Elavon Inc.’s legacy processing platform. Of our total TPV of R$48.5 billion in 2017, 69.3% was processed on our processing platform and 30.7% was processed on Elavon Inc.’s legacy processing platform. Of our total TPV of R$83.4 billion in 2018, 98% was processed on our processing platform and 2% was processed on Elavon Inc.’s legacy processing platform. This change in TPV on each platform was driven by organic growth of our active client base as well as the migration of merchants from Elavon Inc. to our processing platform. As a result of this migration, our margins have improved due to lower processing costs on our platform. As of the date of this annual report, nearly all of EdB’s merchant base has been migrated to our processing platform. For further information, see note 5.1 of our audited financial statements.

In conjunction with the EdB Acquisition, EdB and Elavon Inc. entered into a Master Processing and Operational Services Agreement, or MPA, pursuant to which Elavon Inc. agreed to provide certain processing services to EdB. The MPA had an initial term of two years, but was subsequently extended to August 22, 2018. During the term of this agreement, we have paid payment processing fees to Elavon Inc. in connection with volumes processed on their platform. Prior to August 22, 2018, we negotiated an extension of the MPA exclusively for transactions carried out by one specific EdB client until October 31, 2018. As of the date of this annual report, we no longer incur any costs associated with authorization and capture of new transactions on the Elavon Inc. platform.

As a result of the EdB Acquisition, our results of operation for 2017 may not be comparable to 2016 due to the results of EdB only being included in our reported results from and after April 22, 2016.

Description of Principal Line Items

The following is a summary of the principal line items comprising our statement of profit or loss and other comprehensive income.

Total revenue and income

Our total revenue and income consists of the sum of our net revenue from transaction activities and other services, net revenue from subscription services and equipment rental, financial income and other financial income.

Net revenue from transaction activities and other services

Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide through the Stone Technology Platform, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit and debit cards, meal vouchers, boletos and other APMs. Our net revenue from transaction activities and other services consists mainly of net MDR, which is a commission withheld by us that is discounted from the transaction values paid to the merchant, and/or other per-transaction commissions for providing gateway services. We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 3.14 of our audited financial statements. License fees paid to payment schemes are included in the cost of services as discussed below.

Our net MDR revenue is recognized net of interchange fees retained by card issuers, assessment fees charged by payment schemes and deductions. Such deductions consist primarily of the applicable Brazilian sales taxes and social security contributions: service tax (Imposto sobre Serviços, or ISS); contributions to the Brazilian government’s Social Integration Program (Programa de Integração Social, or PIS); and contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social, or COFINS). We are required to collect each of the above-mentioned taxes and contributions on our transaction activities and other services.

In the event of a chargeback, the net revenues associated with such transactions are deducted from net revenue from transaction activities and other services. Losses from chargebacks resulting from billing disputes are included in the cost of services as discussed below.

Net revenue from subscription services and equipment rental

We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment and other solutions or services, such as reconciliation solutions and business automation solutions, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the contractual lease term.

The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.

Financial income

Financial income is generated by our working capital solutions and consists of fees charged for the prepayment of our clients’ receivables from credit card transactions. Some merchants allow cardholders to elect to pay for purchases in multiple installments. We allow our merchants to elect early payment of single or multiple installment receivables, less a prepayment fee.

The prepayment fee included in financial income is charged, in addition to our payment processing transaction fees, as described above under “—Net revenue from transaction activities and other services.” The prepayment fee is recognized as financial income once the merchant elects for the receivable to be prepaid. If the merchant elects prepayment of a receivable on a weekend or bank holiday, the prepayment fee will be recognized in financial income on the next business day when the merchant receivable is paid.

The expenses we incur in funding the prepayment of receivables are included in financial expenses as discussed below. For more information regarding our working capital solutions, see “Item 4. Information on the Company—B. Business overview—Our Solutions.”

Other financial income

Our other financial income consists principally of interest generated by funds held in interest-bearing bank accounts and by deposits we are required to make by the Brazilian courts, known as judicial deposits, which are legal reserves as security for any damages or settlements we may be required to pay as a result of litigation.

Cost of services

Our cost of services include transaction costs, depreciation and amortization, costs to deploy merchant equipment, personnel expenses related to customer service, technology, operations, logistics and other, payment scheme license fees, losses from chargebacks and other costs. For further information on these costs, see note 24 to our audited consolidated financial statements.

•	Transaction costs consist of amounts related to processing, data center costs, telecommunications costs related to leased terminals, third-party payment processor fees (principally associated with payments processed through Elavon Inc. for merchants acquired pursuant to the EdB Acquisition) and wire transfer costs.

•	Depreciation and amortization expenses allocated to cost of services and administrative and selling expenses. Depreciation and amortization included in our cost of services consists mainly of (i) depreciation of equipment leased to merchants, (ii) the amortization of software that we develop internally for use in our operations and (iii) depreciation of datacenter used in our processing operations.

•	Costs to deploy merchant equipment consist of third-party supplier logistics services and internal and external costs related to delivery of leased equipment to merchants and other supply chain costs.

•	Personnel expenses are divided between cost of services and administrative expenses and selling expenses. Personnel expenses included in cost of services relate to customer relations personnel, certain personnel in our technology team, logistics personnel, and other personnel that support our transaction processing and other services.

•	Payment scheme license fees under cost of services are fees paid to Visa, Mastercard and other card schemes to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

•	Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event a billing dispute between a cardholder and merchant is not resolved in favor of the merchant. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargeback or refund from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refund due to closure, bankruptcy, or other circumstances, and, we bear the loss for the amounts paid to the cardholder.

•	Other expenses are allocated to our cost of services as well as our administrative and selling expenses. Other expenses included in our cost of services consist mainly of items such as travel expenses and costs of office supplies incurred in connection with the services that we sell.

Administrative expenses

Administrative expenses represent the amounts that we spend on back-office activities, quality control, indirect relations with our clients and overhead. These amounts consist of certain personnel expenses, depreciation and amortization and other expenses.

•	The portion of our personnel expenses that form part of our administrative expenses relate to our finance, legal, human resources, administrative, and other administrative personnel, as well as fees paid for professional services, including legal, tax and accounting services. The portion of our depreciation and amortization expenses that forms part of our administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office, back-office, and other operations, (ii) the amortization of acquired intangibles for customer relationships and brand, and (iii) the amortization of software developed internally to support our head office and back-office needs.

•	The portion of our other costs that form part of our administrative expenses includes items such as travel, lodging, insurance, facilities, rent, consultancy fees, reimbursement of staff expenses and office supplies.

•	Our administrative expenses have increased as a result of becoming a publicly traded company and compliance with the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services.

Selling expenses

Selling expenses represent the amounts we spend on commercial teams, marketing, publicity and commissions for third-party commercial partners.

•	The portion of our personnel expenses that form part of selling expenses relates to our commercial team which has direct interactions with potential and existing clients. The main portion of this team are individuals who act in a direct sales model.

•	The portion of our commissions for third-party commercial sales partners that form part of our selling expenses relates to amounts paid for sales partners or franchisees that act directly with potential clients in some determined areas. These sales partners are generally paid in accordance with a profit-sharing model and are paid monthly.

•	The portion of marketing and advertising expenses included in our selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in internet search platforms and expenses incurred in relation to trade marketing at events.

Financial expenses, net

Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the cost of swaps relating to our foreign currency borrowings and (v) bank services fees.

To date, we have funded our working capital solutions primarily (i) by selling receivables owed to us by card issuers to certain banks, (ii) with capital raised by securitizing the receivables owed to us by card issuers through two significant FIDCs, namely FIDC AR1 and FIDC AR2, (iii) through our general third-party borrowings and (iv) with our own capital. In 2017, we set up two Brazilian special purpose investment funds, FIDC AR1 and FIDC AR2, to purchase and hold receivables, through which we have raised capital to finance our working capital solutions. These FIDCs are controlled by us, and raised capital by issuing senior quotas in the FIDCs to outside investors, who receive a return on these investments. For further information regarding these FIDCs, see note 19 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Note on the impact of different funding sources in our operating and financing cash flows.”

All of our bank borrowings and senior quota holder obligations in FIDC AR1 and FIDC AR2 as of December 31, 2018, 2017 and 2016 were denominated in Brazilian reais. However, the interest rate on certain of these borrowings is indexed to the UMBNDES Rate, which is based on a basket of currencies including the U.S. dollar, the euro and other currencies. For further information on our borrowings, see note 18 to our audited consolidated financial statements.

Other operating expenses, net

Other operating expenses, net consists mainly of share-based payments, contingencies, charges and miscellaneous income and/or expense items.

Liability-classified share-based compensation expense

Certain of our founding partners and senior executives received a one-time issuance of fully-vested Class C shares (as classified under our Articles of Association in effect prior to the consummation of our initial public offering) in us, as compensation for services rendered to us. These shares are subject to a lock-up period, and their terms provide us with the right to redeem such shares at any time at a redemption price to be determined by our board of directors. As our founding partners were deemed to have the power to cause Stone Co. to redeem shares beneficially owned by the founding partners, the fair value of the redemption price related to these Class C shares was recorded as a liability in our financial statements until January 2018. Prior to this date liability associated with these Class C shares was adjusted to fair value through each reporting date through profit or loss.

Certain employees have also been granted Co-Investment Shares in one of our subsidiaries. Incentive shares are subject to a lock-up period and a discounted buy-back feature retained by us if the employee leaves prior to lockup expiration. As a result, the plan has been liability classified and as such has been re-measured at each reporting date and expensed in our consolidated statements of profit or loss. For further information about share-based payment expenses see note 26 to our audited consolidated financial statements and “—Significant Factors Affecting our Results of Operations—Reclassification of Liability-Classified Share-Based Compensation Expense”.

Share-based awards in connection with our initial public offering and follow-on offering

In September 2018, we granted new awards of restricted share units (RSUs) and stock options. In addition, we converted all outstanding Phantom Shares to RSU awards. These awards are equity settled, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. We granted 5,396,454 awards (including pursuant to the Phantom Share conversion), and, after giving effect to the acceleration of certain awards in connection with our initial public offering to allow recipients to participate in our initial public offering, such awards have the following aggregate vesting schedule: approximately 6% vested at the initial public offering, approximately 9% will vest in four years, approximately 18% will vest in five years, approximately 21% will vest in seven years, and approximately 46% will vest in 10 years. The aggregate share-based compensation expense associated with such RSU and stock option awards was approximately R$300 million and will be recognized over the vesting periods described above. We incurred 24 million and R$36 million of share-based compensation expense associated with these awards vesting in the fiscal quarters ending September 30, 2018 and December 31, 2018, respectively. As the award was a one-time, nonrecurring event related to our initial public offering, all incurred future share-based compensation expense associated with these awards will be an adjustment in our calculation of adjusted net income.

In connection with our follow-on offering, we accelerated the vesting of an aggregate of approximately 180,000 Class A common shares underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in this offering and/or to sell Class A common shares in the open market on or around the closing of our follow-on offering. We expect to incur approximately R$23 million of share-based compensation expense associated with these RSU vestings in the fiscal quarter ended June 30, 2019.

Gain (loss) on investment in associates

Gain (loss) on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.

Income tax and social contributions

Current income tax and social contribution tax on net profits

The current corporate income tax (“CIT”) is calculated at a joint nominal rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20,000.00 per month; and (ii) the statutory rate, totaling 34% in Brazil, composed of 25% income tax and 9% social contribution tax on net income at a 9% rate applicable to non-financial institutions.

Our tax assets for the current year are calculated based on the expected recoverable amount, and tax liabilities for the current year are calculated based on the amount payable to the applicable tax authorities. The tax rates and tax laws used to calculate this amount are those enacted or substantially enacted at the reporting date. We periodically evaluate our tax positions with respect to interpreting tax regulations and, when appropriate, establish provisions. Due to the nature of income tax and social contributions in Brazil described above, where income tax and social contributions are payable on a legal entity basis as opposed to on a consolidated basis, tax losses for one subsidiary entity cannot be used to offset income tax owed by other subsidiary entities.

Deferred income tax and social contributions tax on net profits

The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, taking into account the history of profitability for each subsidiary individually. In accordance with the Brazilian tax legislation, and as a general rule, loss carryforwards can be used to offset up to 30% of taxable profits for the year and do not expire.

Our deferred tax assets are generated by our net tax operating loss carryforwards. These are derived primarily from the acquisition of Elavon, as well as from carryforward losses accrued in connection with our operations.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law 11,196/05, (“Lei do Bem”), which enable us to reduce the overall financial impact of CIT. For the effective tax rate reconciliation, see note 11 of our audited consolidated financial statements.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2018 and 2017. Share and per share data for the year ended December 31, 2017 in the table below has been retroactively adjusted to give effect to the 126-for-one share split of our common shares effective as of October 14, 2018.

	For the Year Ended December 31,
	2018	2017	Variation (R$)	Variation (%)
	(R$ millions, except for amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	514.6	224.2	290.4	129.5%
Net revenue from subscription services and equipment rental	213.7	105.0	108.7	103.5%
Financial income	801.3	412.2	389.1	94.4%
Other financial income	49.6	25.3	24.3	96.1%
Total revenue and income	1,579.2	766.6	812.6	106.0%
Cost of services	(323.0)	(224.1)	(98.9)	44.1%
Administrative expenses	(252.9)	(174.6)	(78.3)	44.9%
Selling expenses	(190.2)	(92.0)	(98.2)	106.7%
Financial expenses, net	(301.1)	(237.1)	(64.0)	27.0%
Other operating expenses, net	(69.3)	(134.2)	64.9	(48.4%)
Loss on investment in associates	(0.4)	(0.3)	(0.1)	33.3%
Profit (loss) before income tax	442.3	(95.7)	538.0	n.m.
Income tax and social contribution	(137.1)	(9.3)	(127.8)	1,374.2%
Profit (loss) for the year	305.2	(105.0)	410.2	n.m.
Profit (loss) attributable to:
Owners of the parent	301.2	(108.7)	409.9	n.m.
Non-controlling interests	4.0	3.8	0.2	5.3%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	1.30	(0.49)	1.79	n.m.
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	1.29	(0.49)	1.78	n.m.

TPV and Active Clients

The following table sets forth our TPV and active clients for the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation (R$)	Variation (%)
	(R$ millions, except for amounts per share)
TPV (R$ billion)	83.4	48.5	34.9	72.0%
Active Clients (in thousands)	267.9	131.2	136.7	104.2%

As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2018, both in TPV and active clients, was primarily driven by our Stone Hubs, both through new Stone Hub openings and growing market share within existing Stone Hubs, which enabled us to onboard new SMB merchants and grow transaction volumes from existing and new clients. Due to our strategic focus on the SMB market segment, we grew our active client base faster than our TPV in the year ended December 31, 2018. As a result, our volume concentration has diminished over time. Our top ten clients represented 25.0% of TPV for the year ended December 31, 2018, representing a 3% decrease from 28.0% for the year ended December 31, 2017.

Total revenue and income

Total revenue and income was R$1,579.2 million for the year ended December 31, 2018, an increase of R$812.6 million or 106.0% from R$766.6 million for the year ended December 31, 2017. Total revenue and income growth was driven primarily by an increase in TPV and an increase in the number of SMBs as a proportion of our total client base.

	For the Year Ended December 31,
	2018	2017	Variation (R$)	Variation (%)
	(R$ millions, except for amounts per share)
Net revenue from transaction activities and other services	514.6	224.2	290.4	129.5%
Net revenue from subscription services and equipment rental	213.7	105.0	108.7	103.5%
Financial income	801.3	412.2	389.1	94.4%
Other financial income	49.6	25.3	24.3	96.1%
Total revenue and income	1,579.2	766.6	812.6	106.0%

Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$514.6 million for the year ended December 31, 2018 an increase of R$290.4 million or 129.5% from R$224.2 million for the year ended year over year December 31, 2017. This increase was primarily attributable to (i) the R$34.9 billion growth in TPV, which translated to an increase of R$188.1 million in net revenue from transaction activities and other services, and (ii) an improvement in average rates, mainly driven by a shift in the mix of our client base, with a greater proportion of SMB merchants, accounting for an increase in net revenue from transaction activities and other services of R$102.3 million.

Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$213.7 million for the year ended December 31, 2018, an increase of R$108.7 million or 103.5% from R$105.0 million for the year ended December 31, 2017. This increase was primarily attributable to the increase in the number of active SMB clients.

Financial income. Financial income for the year ended December 31, 2018 was R$801.3 million, an increase of R$389.1 million or 94.4% from R$412.2 million for the year ended December 31, 2017, primarily attributable to the 71.8% growth in TPV year over year. The R$34.9 billion growth of TPV year over year, which translates to an increase of R$315.5 million in financial income, and an increase in financial income as a percentage of TPV, from 0.85% in 2017 to 0.96% in 2018, which translated to an increase of R$73.6 million in financial income.

Other financial income. Other financial income was R$49.6 million for the year ended December 31, 2018, an increase of R$24.3 million from the year ended December 31, 2017, primarily attributable to an increase in our cash and cash equivalents and short-term investments primarily attributable our initial public offering proceeds

Cost of services

Cost of services for the year ended December 31, 2018 was R$323.0 million, an increase of R$98.9 million, or 44.1%, from R$224.1 million for the year ended December 31, 2017. Cost of services as a percentage of total revenue and income was 20.5% for the year ended December 31, 2018, an efficiency gain of 8.7%, from 29.2% for the year ended December 31, 2017. This efficiency gain is primarily driven by (i) dilution of fixed costs of our proprietary processing platform and personnel expenses, which contributed 4.7% and (ii) an improvement of 2.6% due to efficiency gains in our logistics and customer relationship operations.

Administrative expenses

Administrative expenses for the year ended December 31, 2018 were R$252.9 million, an increase of R$78.3 million or 44.9% from R$174.6 million for the year ended December 31, 2017. Administrative expenses as a percentage of total revenue and income was 16.0% for the year ended December 31, 2018, an efficiency gain of 6.8%, from 22.8% for the year ended December 31, 2017.

The increase in administrative expenses is primarily attributed to growth in headcount, depreciation and amortization expenses and facilities costs to support our growth. This consists of: (i) R$39.4 million of increases in personnel expenses; (ii) R$14.4 million in depreciation and amortization expenses; and (iii) R$10.2 million in facilities costs primarily related to new office lease contracts in São Paulo and the lease of office spaces for the newly created Stone Hubs.

Selling expenses

Selling expenses were R$190.2 million for the year ended December 31, 2018, an increase of R$98.2 million or 106.7% from R$92.0 million the year ended December 31, 2017, primarily attributable to an increase of R$83.9 million in personnel expenses due to additional headcount in the sales team in connection with the our strategy to grow through the Stone Hubs.

Financial expenses, net

Financial expenses, net were R$301.1 million for the year ended December 31, 2018, an increase of R$64.0 million from R$237.1 million for year ended December 31, 2017. This increase was primarily attributable to an increase in funding expenses of R$59.5 million due to higher prepayment volumes.

Financial expenses, net as a percentage of financial income reduced from 57.5% for the year ended December 31, 2017 to 37.6% for the year ended December 31, 2018. This reduction was due to (i) an increase in financial income and especially by (ii) lower financial expenses due to the cost of funds due to the lower base rate, less expensive funding arrangements and use of a higher amount of our own cash to fund prepayment operations.

Other operating expenses, net

Other operating expenses, net was R$69.3 million for the year ended December 31, 2018 a decrease of R$64.9 million or 48.4% from R$134.2 million for the year ended December 31, 2017. This was primarily attributable to a R$78.1 million reduction in share-based compensation expenses.

In the fourth quarter 2018, share-based compensation expense is related to the one-time pre-IPO grants, which are booked over time, according to the different vesting periods of each grant. These awards are equity classified and the majority of the awards are subject to performance conditions. For further information of share-based payment see Note 26 on our audit consolidated financial statements.

Loss on investment in associates

Losses on investments in associates for the year ended December 31, 2018 was R$0.4 million, or change of R$0.1 million from $0.3 million for the year ended December 31, 2017.

Profit (loss) before income taxes

Profit before income taxes was R$442.3 million for the year ended December 31, 2018 an increase of R$538.0 million from a loss of R$95.7 million before income taxes for the year ended December 31, 2017.

Income tax and social contribution

Our operations are in Brazil, where CIT is calculated at a joint nominal rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20,000.00 per month; and (ii) the statutory rate, totaling 34% in Brazil, composed of 25% income tax and 9% social contribution tax on net income at a 9% rate applicable to non-financial institutions.

Our total effective tax rate for the year ended December 31, 2018 was 31.0%, compared to 10.0% for the year ended December 31, 2017.

For further information about our income taxes, see note 11 to our audited consolidated financial statements.

Net income (loss) for the year

Net income was R$305.2 million for the year ended December 31, 2018 an increase of R$410.2 million from a net loss of R$105.0 million for the year ended December 31, 2017. This improvement is mainly related to the increase in total revenue and income in addition to operating leverage in cost of services, administrative expenses and financial expenses.

Adjusted net income

Adjusted net income was R$342.8 million for the year ended December 31, 2018 an increase of R$297.7 from R$45.1 million for the year ended December 31, 2017. The main factors that contributed to the growth in adjusted net income were: (i) increase in total revenue and income, primarily due to higher TPV and our focus on growing our base of SMB merchants; (ii) operating leverage in most lines, especially cost of services and administrative expenses; and (iii) reduced cost of funds, as we transition to less expensive funding arrangements and increase the use of own cash to fund our prepayment operations. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2017 and 2016. Share and per share data in the table below has been retroactively adjusted to give effect to the 126-for-one share split of our common shares effective as of October 14, 2018.

	For the Year Ended December 31,
	2017	2016	Variation (R$)	Variation (%)
	(R$ millions, except for amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	224.2	121.1	103.1	85.1%
Net revenue from subscription services and equipment rental	105.0	54.7	50.3	91.9%
Financial income	412.2	247.4	164.8	66.6%
Other financial income	25.3	16.7	8.6	51.5%
Total revenue and income	766.6	439.9	326.7	74.3%
Cost of services	(224.1)	(133.2)	(90.9)	68.3%
Administrative expenses	(174.6)	(106.1)	(68.5)	64.6%
Selling expenses	(92.0)	(49.5)	(42.5)	85.9%
Financial expenses, net	(237.1)	(244.7)	7.6	(3.1%)
Other operating expenses, net	(134.2)	(55.7)	(78.5)	140.9%
(Loss) gain on investment in associates	(0.3)	0.1	(0.4)	n.m.
Loss before income tax	(95.7)	(149.2)	53.5	(35.9%)
Income tax and social contribution	(9.3)	27.0	(36.3)	n.m.
Loss for the year	(105.0)	(122.2)	17.2	(14.1%)
Loss attributable to:
Owners of the parent	(108.7)	(119.8)	11.1	(9.3%)
Non-controlling interests	3.8	(2.4)	6.1	n.m.
Basic and diluted loss per share for the year attributable to owners of the parent (R$)	(0.49)	(0.61)	0.12	(19.0%)

TPV and Active Clients

The following table sets forth our TPV and active clients for the years ended December 31, 2017 and 2016:

	For the Year Ended December 31,
	2017	2016	Variation (R$)	Variation (%)
	(R$ millions, except for amounts per share)
TPV (R$ billion	48.5	28.1	20.4	72.6%
Active Clients (in thousands)	131.2	82.0	49.3	60.0%

As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. The TPV for the year ended December 31, 2016 considers EdB volumes as of April 22, 2016, the date of acquisition.

Growth for the year ended December 31, 2017, both in TPV and active clients, was primarily driven by our Stone Hubs, both through new Stone Hub openings and growing market share within existing Stone Hubs, which enabled us to onboard new SMB merchants and grow transaction volumes from existing and new clients. Due to our strategic focus in the SMB market segment, we grew our active client base faster than our TPV, after adjusting for Elavon’s volumes for the full year of 2016. As a result, our volume concentration has diminished over time. Our top ten clients represented 28.0% of TPV for the year ended December 31, 2017, which represents a 6.5% decrease from 34.5% for the year ended December 31, 2016.

Total revenue and income

Total revenue and income for the year ended December 31, 2017 was R$766.6 million, an increase of R$326.7 million or 74.3% from R$439.9 million for the year ended December 31, 2016. This increase was driven largely by increases in TPV and an increase in the number of SMBs as a proportion of our client base. The increase in SMBs as a proportion of our overall client base improved our take rate by 0.02%, to 1.53% for the year ended December 31, 2017 from 1.51% for the year ended December 31, 2016.

	For the Year Ended December 31,
	2017	2016	Variation (R$)	Variation (%)
	(R$ millions, except for percentages)
Net revenue from transaction activities and other services	224.2	121.1	103.1	85.1%
Net revenue from subscription services and equipment rental	105.0	54.7	50.3	91.9%
Financial income	412.2	247.4	164.8	66.6%
Other financial income	25.3	16.7	8.6	51.5%
Total revenue and income	766.6	439.9	326.7	74.3%

Net revenue from transaction activities and other services. Net revenue from transaction activities and other services for the year ended December 31, 2017 was R$224.2 million, an increase of R$103.1 million or 85.1% from R$121.1 million for the year ended December 31, 2016. This increase was primarily attributable to (i) the R$20.4 billion growth of TPV year over year which was translated to an increase of R$88.0 million in our net revenue from transaction activities and other services, and (ii) an improvement in the mix of our client base, with a greater proportion of SMB merchants, who pay higher rates per transaction, accounting for an increase in revenue from transaction activities and other services of R$15.1 million.

Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental for the year ended December 31, 2017 was R$105.0 million, an increase of R$50.3 million or 91.9% from R$54.7 million for the year ended December 31, 2016. This increase was primarily attributable to (i) an increase in the number of active clients that use our subscription services and rent our equipment, which contributed R$32.9 million, and (ii) an improvement in the mix of our client base, with a greater proportion of SMB merchants, who generally pay higher rental rates than our existing client base, accounting for an increase in revenue from subscription services and equipment rental of R$17.4 million.

Financial income. Financial income for the year ended December 31, 2017 was R$412.2 million, an increase of R$164.8 million or 66.6% from R$247.4 million for the year ended December 31, 2016, primarily attributable to the 72.7% growth in TPV year over year. The R$20.4 billion growth of TPV year over year, which translated to an increase of R$179.8 million in financial income, was offset by a R$15.0 million decrease resulting from the reduction in financial income as a percentage of TPV, from 0.88% in 2016 to 0.85% in 2017. Such reduction was driven by a smaller share of large key accounts in our TPV, which present a larger share of credit transactions and a higher share of installments. An overall increase in TPV generally increases financial income from our working capital solutions due to an overall increase in the volume of prepayments. Higher levels of installment transactions usually lead to higher demand for our working capital solutions. On the other hand, a smaller share of credit transactions leads to a decrease in the ratio of financial income from our working capital solutions, since debit card transactions are not eligible for prepayment.

Other financial income. Other financial income for the year ended December 31, 2017 was R$25.3 million, an increase of R$8.6 million or 51.5% from R$16.7 million for the year ended December 31, 2016, primarily attributable to an increase of R$8.0 million of interest income resulting from an increase in our cash balance.

Cost of services

Cost of services for the year ended December 31, 2017 was R$224.1 million, an increase of R$90.9 million, or 68.3%, from R$133.2 million for the year ended December 31, 2016. Cost of services as a percentage of total revenue and income was 29.2% for the year ended December 31, 2017, an efficiency gain of 1.1%, from 30.3% for the year ended December 31, 2016. This change was primarily due to (i) an increase of R$44.0 million in transaction and client service cost, which represents a decrease of 2.3% of total revenue and income. Such decrease was driven by the dilution of fixed costs of our proprietary processing platform, migration of clients from Elavon Inc. platform and efficiency gains; (ii) an increase of R$34.7 million in personnel expenses, which represents an increase of 1.5% of total revenue and income, to support the expected growth of our operations; and (iii) an increase of R$12.2 million in depreciation and amortization costs, which represents a decrease of 0.2% of total revenue and income.

Administrative expenses

Administrative expenses for the year ended December 31, 2017 were R$174.6 million, an increase of R$68.5 million or 64.6% from R$106.1 million for the year ended December 31, 2016.

The increase in administrative expenses is primarily attributed to growth in headcount, third-party services and facilities costs to support our growth. This consists of: (i) R$29.7 million in increases on headcount; (ii) R$13.9 million in third-party operational consultants and advisors; and (iii) R$11.6 million in facilities costs primarily related to new office lease contracts in São Paulo and the lease of office spaces for the newly created Stone Hubs.

Selling expenses

Selling expenses for the year ended December 31, 2017 were R$92.0 million, an increase of R$42.5 million or 85.9% from R$49.5 million for the year ended December 31, 2016, primarily attributable to an increase of R$40.6 million due to additional headcount in our sales team in line with strategy to grow through our Hub strategy, and an increase of R$2.0 million due to higher spending on marketing and advertising in connection with events and marketing campaigns.

Financial expenses, net

Financial expenses, net for the year ended December 31, 2017 were R$237.1 million, a decrease of R$7.6 million from R$244.7 million for the year ended December 31, 2016. This reduction was primarily attributable to, among other things (i) a gain of R$44.2 million due to appreciation in the value of the U.S. dollar relative to the real on foreign-currency denominated investments, offset by (ii) an increase in cost of funding of R$35.4 million resulting from the net effect between higher prepayment volumes, a decrease in Brazilian interest rates and better funding cost efficiency.

Our financial expenses, net as a percentage of our financial income was 57.5% and 98.9% for the year ended December 31, 2017 and December 31, 2016, respectively.

Other operating expenses, net

Other operating expenses, net for the year ended December 31, 2017 were R$134.2 million, an increase of R$78.5 million or 140.9% from R$55.7 million for the year ended December 31, 2016. This was primarily attributable to an increase of R$85.8 million of share-based payment expenses for the year ended December 31, 2017, which was driven by the adjustment to fair value of the Class C awards to our founding partners in 2017, along with new awards granted in the same period; and offset by R$7.4 million from other operating income due to asset sales and write-offs and other minor effects.

Gain (loss) on investment in associates

Gain (loss) on investment in associates for the year ended December 31, 2017 was R$(0.3) million, a change of R$0.4 million from R$0.1 million for the year ended December 31, 2016.

Loss before income taxes

As a result of the foregoing, loss before income taxes for the year ended December 31, 2017 was R$95.7 million, a decrease of R$53.5 million from a loss of R$149.2 million for the year ended December 31, 2016.

Income tax and social contribution

Our operations are in Brazil, where the nominal income tax rate is 34%.

Although we reported a consolidated net loss in 2017, we incurred R$9.3 million in income tax expense of which R$5.7 million relates to current income tax expense of our subsidiaries that generated taxable income during the year and R$3.6 million related to the effect of deferred taxes during the year.

For the year ended December 31, 2016, we recorded an income tax gain of R$27.0 million. Such gain primarily relates to the recognition of previously unrecognized unused tax loss carryforwards and other deferred tax assets from prior periods for an amount of R$12.2 million, R$2.5 million in relation to the recognition of tax credit carryforwards, and R$12.5 million related to the effect of changes in deferred tax assets and liabilities during the year.

For further information about our income taxes, see note 11 to our audited consolidated financial statements.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2017 was R$105.0 million, a decrease of R$17.2 million, or 14.1%, from a loss for the year ended December 31, 2016 of R$122.2 million.

Adjusted net income (loss)

Adjusted net income was R$45.2 million for the year ended December 31, 2017, an increase of R$97.1 million from an adjusted net loss of R$51.9 million for the year ended December 31, 2016.

The main factors that contributed to the growth in adjusted net income were: (i) increase of our total revenue and income, primarily due to higher TPV and our focus on growing our base of SMB merchants; (ii) improvement in financial efficiency, reflected by the reduction in financial expenses, net as a percentage of our financial income from 98.9% in 2016 to 57.5% in 2017; and (iii) operational leverage, which resulted in a reduction in cost of services, administrative and selling expenses as a percentage of total revenue and income from 65.7% in 2016 to 64.0% in 2017. See “Item 3. Key information—A. Selected financial data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

Quarterly Financial Data (Unaudited) and Other Information

The following tables set forth certain of our financial information for the periods indicated.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(unaudited) (R$ millions)
Income Statement Data:
Net revenue from transaction activities and other services	46.4	47.0	47.4	83.4	90.2	113.9	136.1	174.4
Net revenue from subscription services and equipment rental	24.5	24.8	26.5	29.2	38.5	46.5	59.2	69.5
Financial income	92.0	88.9	102.3	129.0	149.5	183.5	212.4	255.8
Other financial income	3.6	4.5	10.9	6.3	8.7	4.9	6.4	29.6
Total revenue and income	166.5	165.3	187.1	247.8	286.9	348.8	414.1	529.4
Cost of services	(46.5)	(50.4)	(53.7)	(73.5)	(70.8)	(70.2)	(80.7)	(101.3)
Administrative expenses	(36.1)	(33.0)	(42.9)	(62.6)	(58.3)	(59.1)	(62.1)	(73.4)
Selling expenses	(15.2)	(18.6)	(24.5)	(33.7)	(37.7)	(43.7)	(50.0)	(58.7)
Financial expenses, net	(66.5)	(52.3)	(56.9)	(61.4)	(68.1)	(74.5)	(83.4)	(75.1)
Other operating expenses, net	(74.9)	(9.7)	(19.3)	(30.3)	(5.1)	(15.7)	(6.9)	(41.6)
Gain (loss) on investment in associates	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)	0.1	(0.1)
Profit (loss) before income tax	(72.7)	1.1	(10.3)	(13.8)	46.8	85.3	130.9	179.3
Income tax and social contribution	(3.1)	(1.3)	(4.4)	(0.5)	(22.1)	(22.3)	(40.5)	(52.2)
Net income (loss)	(75.8)	(0.1)	(14.8)	(14.3)	24.7	63.0	90.4	127.1
Profit (loss) attributable to:
Owners of the parent	(76.4)	(3.1)	(15.5)	(13.7)	23.6	61.4	88.8	127.4
Non-controlling interests	0.6	3.0	0.8	(0.6)	1.1	1.6	1.6	(0.3)
Basic gain (loss) attributable to owners of the parent	(0.36)	(0.01)	(0.07)	(0.06)	0.11	0.28	0.40	0.49
Diluted Gain (loss) attributable to owners of the parent	(0.36)	(0.01)	(0.07)	(0.06)	0.11	0.28	0.40	0.48
Adjusted net income (loss)	6.2	12.4	5.7	20.9	26.5	71.1	89.3	155.9

In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the quarter, the most directly comparable financial measure calculated and presented in accordance with IFRS. For more information, see “Summary Financial and Other Information.”

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(unaudited) (R$ millions)
Net income (loss) for the period	(75.8)	(0.1)	(14.8)	(14.3)	24.7	63.0	90.4	127.1
Share-based compensation expenses	76.2	9.0	17.7	36.0	—	—	24.8	36.0
Amortization of fair value adjustment on intangibles related to acquisitions	5.8	3.5	2.7	2.8	2.7	2.8	2.8	4.3
Fair Value adjustments of assets whose control was acquired	—	—	—	—	—	—	(21.4)	—
One-time impairment charges	—	—	—	—	—	8.4	—	—
Pre tax subtotal	6.2	12.4	5.7	24.5	27.4	74.2	96.7	167.4
Tax effect on adjustments	—	—	—	(3.6)	(0.9)	(3.1)	(7.3)	(11.5)
Adjusted net income (loss)	6.2	12.4	5.7	20.9	26.5	71.1	89.3	155.9

B.       Liquidity and capital resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

Liquidity

Our sources of liquidity have primarily been derived from our: (i) sale of our receivables from card issuers to banks, (ii) funding from the issuance of senior quotas in FIDC AR1 and FIDC AR2, and (iii) capital contributions and cash flows from operations. Our primary capital needs relate to funding include: (i) funding our working capital solutions to clients; (ii) purchase of POS equipment; (iii) investment in product development; and (iv) selective acquisitions. We believe our current working capital is sufficient for our present requirements.

The following table is a summary of the generation and use of cash in the years ended December 31, 2018, 2017 and 2016.

	For the Year Ended December 31,
	2018	2017	2016
	(R$ millions)
Liquidity and Capital Resources:
Cash and cash equivalents	297.9	642.0	170.6
Net cash provided by (used in) operating activities	(2,415.6)	(1,284.0)	(493.4)
Net cash provided by (used in) investing activities	(2,737.1)	(299.7)	189.9
Net cash provided by (used in) financing activities	4,749.9	2,053.4	378.0
Foreign exchange in cash equivalents	13.8	1.5	12.6

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements.

Short-term investments included bonds and other short-term investments. Our short-term investments were R$2,770.6 million as of December 31, 2018, R$201.8 million as of December 31, 2017 and R$66.3 million as of December 31, 2016. For more information, see note 7 to our audited consolidated financial statements.

We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through the issuance of debt securities, entering into additional credit lines, and the sale of receivables. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments.

Cash Flows

Our net cash provided by (used in) operating activities has consisted of profit (loss) for the period adjusted for certain non-cash items including depreciation and amortization, share-based payments expense, other financial costs and foreign exchange, net, deferred income tax expense, loss on disposal of assets, among other non-cash items, as well as changes in our operating assets and liabilities and the cash amounts of income taxes and social contributions that we pay and net interest income that we receive during the period.

Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.

Our net cash provided by (used in) financing activities has consisted of proceeds from capital contributions, amounts we raised from senior quota holders of FIDC AR1 and FIDC AR2, the net amount of proceeds from borrowings and amortization of debt and finance leases, repurchases of our own shares and acquisitions of Non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Indebtedness and FIDC Senior Quota Holder Obligations.”

Note on the impact of different funding sources in our operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both accounts receivable from card issuers and accounts payable to clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operation, we principally use one of the following sources of funding: (i) the sale of our receivables from card issuers, to third-party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors or (iii) by deploying our own capital from capital contributions or cash flows from operations. These funding options lead to different impacts on our statement of cash flows and balance sheet:

(i)	Sale of our receivables: the true sale of receivables results in the derecognition of our accounts receivable from card issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both accounts receivable from card issuers and accounts payable to clients are derecognized from our balance sheet in the same amount and the combined effect to our cash flows is a positive operational cash flow equivalent to our net fees earned by providing such prepayment service.

(ii)	Issuance of senior quotas by FIDCs: when we launch a new FIDC in order to raise capital, such as FIDC AR1 and FIDC AR2, the amount we raise from senior quota holders less structuring and transaction costs will be recognized on our balance sheet as cash and as a non-current liability to senior quota holders. We then transfer our receivables from card issuers from our operating subsidiary to the FIDC and use the cash to fund our prepayment operations. As a result of consolidating the FIDC in our financial statements, the accounts receivable from card issuers held by the FIDC remain on our consolidated balance sheet. These set of transactions will generate a positive impact on our cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, as our accounts receivable from card issuers will remain on our balance sheet but our accounts payable to our clients will be derecognized, these transactions will also cause a negative impact on our cash flow from operations.

(iii)	Deploying our own capital: when we use our own capital to fund our prepayment operations, we do not sell our receivables from card issuers and they remain on our balance sheet but our accounts payable to our clients will be derecognized, and therefore these transactions will cause a negative impact on our cash flow from operations.

Net cash used in operating activities

For the year ended December 31, 2018, net cash used in operating activities was R$2,415.6 million, primarily as a result of:

•	Net income of R$305.2 million combined with non-cash expenses consisting primarily of other financial costs and foreign exchange, net R$126.8 million, and depreciation and amortization of R$92.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2018 was R$255.9 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$3,262.6 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$3,990.4 million, driven by the growth in TPV and the launch of FIDC AR1 and FIDC AR2 to fund our prepayment operations;

(ii)	partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$570.1million, mainly driven by the growth of our TPV which in turn was partially offset by the growth/decrease of prepayments made to clients under our working capital solutions offering.

•	In addition, amounts received from interest income of R$514.8 million, income tax and social contribution paid of R$87.4 million, and interest paid of R$141.4 million generated a net inflow of R$285.9 million.

For the year ended December 31, 2017, net cash used in operating activities was R$1,284.0 million, primarily as a result of:

•	Net loss of R$105.0 million, offset by non-cash expenses consisting primarily of share-based payments of R$138.9 million, other financial costs and foreign exchange, net, of R$71.9 million and depreciation and amortization of R$57.2 million. The total amount of adjustment to net loss from non-cash items in 2017 was R$277.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$1,552.7 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$1,774.3 million, driven by the growth in TPV and the launch of FIDC AR1 and FIDC AR2 to fund our prepayment operations;

(ii)	partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$210.3 million, mainly driven by the growth of our TPV which in turn was partially offset by the growth of prepayments made to clients under our working capital solutions offering.

•	In addition, amounts received from interest income of R$147.4 million, income tax and social contribution paid of R$3.2 million, and interest paid of R$47.5 million generated a net inflow of R$96.7 million.

For the year ended December 31, 2016, net cash used in operating activities was R$493.4 million, primarily as a result of:

•	Net loss of R$122.2 million and other non-cash adjustments that contributed negatively to cash flow, such as decrease of deferred income tax equal to R$27.3 million and other financial costs and foreign exchange, net of R$26.8 million. Those were partially offset by non-cash expenses consisting primarily of share-based payments of R$53.1 million and depreciation and amortization of R$43.0 million. The total amount of adjustment from non-cash items in 2016 was R$42.3 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$469.1 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$1,461.3 million, mainly driven by the growth in our TPV;

(ii)	partially offset by an increase in the balance of accounts payable, which led to positive cash flows of R$982.5 million, mainly driven by the growth of our TPV.

•	In addition, amounts received from interest income of R$ 63.1 million, income tax and social contribution paid of R$0.1 million and interest paid of R$7.3 million generated a net inflow of R$ 55.7 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities for the year ended December 31, 2018 was R$2,737.1 million, compared to R$299.7 million of net cash used in investing activities for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2018 was mainly driven by net acquisitions of short-term financial investments of R$2,557.3 million compared to net acquisition of short-term financial instruments of R$145.5 million for the year ended December 31, 2017. In addition, for the year ended December 31, 2018 we purchased property and equipment, including POS equipment and hardware for use in our data centers, amounting to R$140.9 million, compared to R$141.0 million for the year ended December 31, 2017.

Net cash used in investing activities for the year ended December 31, 2017 was R$299.7 million, compared to R$189.9 million of net cash provided by investing activities for the year ended December 31, 2016. Net cash used in investing activities for the year ended December 31, 2017 was mainly driven by the purchases of property and equipment, including POS equipment and hardware for use in our data centers, amounting to R$141.0 million, compared to R$31.6 million in 2016. In addition, in 2017 we had net acquisitions of short-term financial investments of R$145.5 million using funds raised from capital contributions, compared to net redemption of short-term financial instruments of R$216.7 million in 2016.

Net cash provided by (used in) financing activities

Net cash provided by financing activities in the year ended December 31, 2018 was R$4,794.9 million, compared to net cash provided by financing activities of R$2,053.4 million for the year ended December 31, 2017. The increase was mainly driven by a capital increase, net of transaction costs of R$4,229.2 million mainly related to the initial public offering proceeds in 2018 compared to R$2,053.3 million from senior quota holders of FIDC AR1 and FIDC AR2 in 2017.

Net cash provided by financing activities in the year ended December 31, 2017 was R$2,053.4 million, compared to R$378.0 million for the year ended December 31, 2016, which represents an increase of R$1,675.9 million. The increase was mainly driven by (i) a contribution of R$2,053.3 million from senior quota holders of FIDC AR1 and FIDC AR2 in 2017 and (ii) an increase in capital funding of R$529.0 million, offset by a repurchase of shares from certain of our shareholders of R$280.8 million and an increase in the amount of our acquisition of non-controlling interests of R$223.4 million in 2017.

Indebtedness and FIDC Senior Quota Holder Obligations

As of December 31, 2018, we had outstanding debt and FIDC senior quota holder obligations in the aggregate amount of R$2,837.0 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2018 and 2017:

	Average annual interest rate %	Maturity	At December 31, 2018 Amount (R$ million)	At December 31, 2017 Amount (R$ million)
Obligations to FIDC AR senior quota holders	106.8% of CDI Rate(1)	Jun/20, Nov/20	6.4	8.7
Obligations to FIDC TAPSO senior quota holders	118.0% of CDI Rate(1)	Sep/19	10.2	0.0
Leasing	CDI Rate(1) + 2.1% per year	Feb/19	0.8	10.5
Leasing	7.1% per year	Jul/20	1.5	0.0
Finame(3)	UMBNDES(2) + 4.0% per year	Jul/19	0.8	3.4
Loans with private entities	103.0% of CDI Rate(1)	Oct/19	758.0	0.0

Current portion of debt			777.7	22.5
Obligations to FIDC AR senior quota holders	106.8% of CDI Rate(1)	Jun/20, Dec/20	2,057.9	2,056.3
Leasing	CDI Rate(1) + 2.1% per year	Feb/19	0.0	2.0
Leasing	7.1% per year	Jul/20	1.4	0.0
Finame(3)	UMBNDES(2) + 4.0% per year	Jul/19	0.0	1.0
Non-current portion of debt			2,059.3	2,059.4
Total Debt			2,837.0	2,081.9

(1)	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(2)	“UMBNDES rate” means a floating exchange rate based on a monetary unit of the BNDES, which is based on a basket of currencies including the U.S. dollar, the euro and other currencies.

(3)	Lending program through the BNDES. Finame is a lending program through the BNDES, with such loans being collateralized by the equipment being financed.

In 2015, EdB entered into financial lease agreements with two commercial banks in order to finance the acquisition of POS and other equipment to be leased to our clients, as well as other fixed assets. Pursuant to the terms of these agreements, we pay a fixed monthly payment which is adjusted at a rate of the CDI Rate plus 2.1% per year. As of December 31, 2018, the outstanding obligations under these agreements totaled R$0.8 million, with the final payment due in February 2019. In 2015, EdB entered into a credit line with the BNDES (Banco Nacional de Desenvolvimento Econômico e Social) in order to finance the acquisition of POS and other equipment. The credit line bears interest at a rate of the UMBNDES Rate plus 3.93% per six months. As of December 31, 2018, the outstanding balance under this credit line totaled R$0.8 million, and matures in July 2019. We assumed the obligations under these agreements in connection with the EdB Acquisition.

As December 31, 2018, we had approximately R$149.8million of unused borrowing capacity under revolving credit lines we have entered into with commercial banks.

In June 2017 and November 2017, in order to raise capital to fund prepayment services to merchants, we launched two special purpose investment funds known as Fundos de Investimento em Direitos Creditórios, or FIDCs, which we refer to as FIDC AR1 and FIDC AR2. A FIDC is an investment fund authorized by the Brazilian Monetary Council, and specifically designed as an investment vehicle for investing in Brazilian credit rights, such as credit card receivable rights. Based on the contractual terms governing FIDC AR1 and FIDC AR2, we control these investment funds and therefore they are consolidated in our consolidated financial statements.

FIDC AR1 and FIDC AR2 raised a total of R$2,053.3 million, net of transaction costs, by issuing three-year senior quotas to a pool of institutional investors. Both FIDCs’ senior quotas have a benchmark return rate of 106.8% of the CDI Rate per year and receive interest payments every six months. At the end of the third annual period, the senior quotas must be fully redeemed by the applicable FIDC. Accordingly, FIDC AR1 matures in June 2020 and FIDC AR2 matures in December 2020. These FIDCs, in turn, use the capital raised to acquire our receivables against card issuers arising from credit card transactions and therefore finance our prepayment of receivables working capital solution. We hold 100% of the subordinated quotas in these FIDCs. Residual returns from these FIDCs, if any, are paid to subordinated quota holders.

On October 1, 2018, we entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction is a revolving loan in an amount of R$746.9 million, at a discount rate equivalent to 103.0% of the CDI Rate, and has a maturity of 12 months. Accounts receivables from card issuers are used as collateral, in the equivalent amount of 106% of loan balance.

For further information on our financing activities, see note 18 to our audited consolidated financial statements.

Capital Expenditures

Capital expenditures comprise purchases of intangible assets and property and equipment.

In the year ended December 31, 2018, we made capital expenditures of R$185.7 million. Of these, R$140.9 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$44.8 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.

In the year ended December 31, 2017, we made capital expenditures of R$162.3 million. Of these, R$141.0 million was spent on the purchase of property and equipment, comprised primarily of: (i) R$75.4 million of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base; and (ii) R$43.7 million to the purchase of datacenter and other IT equipment in order to achieve additional capacity to sustain the growth in our transaction volumes. In addition, R$21.3 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.

In the year ended December 31, 2016, we made capital expenditures of R$43.1 million. Of these, R$31.6 million was on purchase of property and equipment, which mainly include: (i) R$13.0 million expenditures related to purchase of equipment, mainly POS and other equipment to lease to our client base; and (ii) R$5.3 million in purchase of IT equipment. In addition, R$11.5 million was spent in relation to purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers which we capitalize.

We estimate that our capital expenditures for 2019 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Consolidation of structured entities

We consider each of the FIDC AR1 and FIDC AR2 to be structured entities as defined by IFRS 10. We hold all subordinated quotas issued by these FIDCs, representing approximately 10% of the total outstanding quotas, while third parties hold all senior quotas, representing approximately 90% of the total outstanding quotas.

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these

FIDCs. In addition, senior quota holders receive a fixed remuneration payment every six months and the senior quotas must be fully redeemed by us at the end of the third annual period. As sole holders of the subordinated quotas, we are entitled to the full residual value of the entities, if any, and thus we have the rights to their variable returns, if any.

In accordance with IFRS 10, we concluded we control each of FIDC AR1 and FIDC AR2 and, therefore, they are consolidated in our financial statements. The senior quotas are accounted for as a financial liability under “Obligations to FIDC senior quota holders” and the fixed remuneration paid to senior quota holders is recorded as interest expense.

Revenue recognition

Revenue is recognized when we have evidence of an arrangement, as services are rendered or transactions are cleared, consideration is reliably measurable and collectability is probable. When equipment or services are bundled in an agreement with a client, the components are separated using objective evidence of the fair value of the components, which is based on our customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery for that undelivered element.

We recognize revenue from transaction activities net of interchange fees retained by card issuers and assessment fees charged by payment schemes since we consider we are an agent in the authorization, processing and settlement of payment transactions as we do not bear the significant risks and rewards of those services, given that: (i) we are not the primary entity responsible for the authorization, processing and settlement services performed by the payment scheme networks and card issuers; (ii) we have no latitude to establish the assessment and interchange fees; (iii) we do not collect the interchange fee and the assessment fee is collected on behalf of the clients; and (iv) we do not bear the credit risk of the cardholder.

Intangible assets

Certain direct development costs associated with internally developed software and software enhancements of our technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized straight-line, generally over a period of three to five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets.

As of December 31, 2018, 2017 and 2016, we do not hold indefinite life intangibles assets, except for goodwill.

We test whether goodwill suffered any impairment on an annual basis at December 31 and, when circumstances indicate that the value may be impaired, at our single Cash Generating Unit, or CGU. The recoverable amount of our CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

We performed our annual impairment test as of December 31, 2018, 2017 and 2016, which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Share-based payments

We have equity-settled and cash-settled share-based payment plans, under which management grants shares or optional cash amounts based on the price or value of shares to employees and non-employees in exchange for services.

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost of equity-settled transactions and a corresponding increase in equity is recognized on the date of grant.

We account for cash-settled share-based payment transactions with employees and nonemployees within liabilities and initially measure the cost of the services received based on the fair value of the liability. This liability is remeasured at the end of each reporting period up to the date of settlement, such that the liability ultimately is measured at the fair value of the liability on the date of settlement. This requires a reassessment of the estimates used to value these shares at the end of each reporting period.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date. We use certain methodologies to estimate fair value, which include equity transactions with third parties close to the grant date and other valuation techniques, including option pricing models such as Black-Scholes.

On December 5, 2017, our wholly owned subsidiary, DLP Par, issued 47,996 Co-Investment Shares under a share based compensation plan. In connection with our initial public offering, holders of Co-Investment Shares exchanged these shares for 939,708 Class A common shares. -The share-based compensation expense associated with these awards was measured using a fair value based on the purchase price of shares issued in an investment round completed on December 8, 2017. Multiple third-party investors participated in the investment round on arm’s-length terms, which resulted in 2,676,492 ordinary nonvoting shares being issued for US$24.2 million, at a price per share of US$9.06. Such investors’ valuation of Stone was based on discussions with management and their own due diligence and internal analysis.

Management believes the difference between the fair value of the December 2017 award of Co-Investment Shares and the price per share of our initial public offering was the result of (i) the high level of growth achieved by Stone, as demonstrated by its principal operational and financial metrics, and (ii) a customary liquidity discount for privately issued securities without an established trading market.

Management believes that the Co-Investment Shares issued in December 2017 and the ordinary nonvoting shares issued in the December 2017 private placement were substantially identical in terms. Neither instrument entitled its holder to vote in an ordinary meeting of shareholders of the Company. Due to StoneCo Ltd. being a holding company without any material operations, assets or liabilities of its own, and the exchange ratio to be applied to the Co-Investment Shares, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of Class A common shares that were issued upon exchange. Furthermore, each ordinary nonvoting share was reclassified into Class A common shares on a one-for-one basis in connection with our initial public offering. Accordingly, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of ordinary nonvoting shares that were reclassified into Class A common shares in connection with our initial public offering.

In addition, Management believes that the Co-Investment Shares and the Class A common shares that they were exchanged into are substantially identical in terms and, as a consequence, their estimated fair value was the same at the date at which the exchange occurs. As stated above, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of Class A common shares that were issued upon exchange. In addition, the ten-year lock-up period that was applicable to the Co-Investment applies equally to the Class A common shares issued upon exchange that are held by holders of the previous Co-Investment Shares after the initial public offering. Therefore, the Company did not recognize incremental share-based compensation expense in connection with the exchange.

Deferred income tax and social contribution

Deferred income tax and social contribution is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

Application of New Accounting Standards and New Accounting Policies

On January 1, 2018 we applied the following accounting standards. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.19(i) to our audited consolidated financial statements included elsewhere in this annual report.

IFRS 15—Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a five-step model to account for revenues from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenues and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

We adopted IFRS 15 on its effective date of January 1, 2018, using a modified retrospective approach with no impact on our audited financial statements.

IFRS 9—Financial Instruments

In July 2014, IASB issued the final version of IFRS 9—Financial Instruments, which supersedes IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 brings together all three aspects of the accounting for financial instrument project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

We adopted the new standard as of January 1, 2018.

(a)	Classification and measurement

Accounts receivable from card issuers previously measured at amortized cost were reclassified to be measured at fair value through other comprehensive income, or OCI.

Trade accounts receivable are held to collect contractual cash flows and give rise to cash flows that represent exclusively principal and interest payments. As such, loans continue to be measured at amortized cost.

Accounts receivable from card issuers that are held to collect contractual cash flows and then sell the receivable are now measured at fair value through other comprehensive income, or FVOCI, under IFRS 9. For accounts receivable from card issuers measured at FVOCI, all changes in the fair value are now taken through OCI, except for the recognition of impairment gains or losses, interest income, gains and losses arising on de-recognition, and foreign exchange gains and losses, which are recognized in profit or loss.

On January 1, 2018, the effect of applying the classification and measurement provisions of IFRS 9 resulted in a reduction of R$71.0 million in accounts receivable from card issuers and a corresponding adjustment, net of taxes, of R$46.8 million to equity recognized in other comprehensive income.

(b)	Impairment

IFRS 9 requires the recording of expected credit losses on debt securities, loans and trade accounts receivable, for 12 months or on a lifetime basis. We implemented a three-stage model to record the expected losses on our accounts receivable. We have undertaken an analysis of the impact of adopting the expected loss model. Based on the past history of defaults as well as on expected nature and level of risk associated with loans and receivables, the effect of adoption of the expected loss model on January 1, 2018 resulted in an increase in the provision for losses of R$0.8 million, and a corresponding deferred tax asset of R$0.3 million, with a corresponding entry to equity of R$0.5 million.

New Accounting Standards under IFRS

Certain IFRS standards and interpretations that have been issued but that are not in effect until January 1, 2019 could impact the presentation of our financial position or performance once they become effective. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.19(ii) to our audited consolidated financial statements included elsewhere in this annual report.

IFRS 16—Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17—Leases. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to the recognition of finance leases under IAS 17. On the commencement date of the lease agreement, the lessee will recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term (i.e. the right to use asset). IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

We will apply the standard from its mandatory adoption date of January 1, 2019. We intend to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). We will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of below US$ 5,000.

We expect to recognize lease liabilities of approximately R$ 40,000 on January 1, 2019 and right-of-use assets in the same amount.

IFRIC 23—Uncertainty over Income tax treatments

On June 7, 2017, the IFRS Interpretations Committee (“IFRS IC”) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.

The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

We will adopt IFRIC 23 on its effective date, January 1, 2019, using the simplified retrospective approach, and do not expect to have any impact on our consolidated financial statements.

Material Weakness in Internal Controls and Remediation

In connection with the audit of our consolidated financial statements for the year ended December 31, 2017 and 2016, we and our independent registered public accounting firm identified a number of material weaknesses in our internal controls over financial reporting as of December 31, 2017 and 2016. Specifically, the following controls were not fully effective: (i) inaccuracies in our treatment of the measurement of and recognition of deferred income and social contribution taxes due to a lack of experienced personnel; (ii) inadequate controls around the monthly closing process which resulted in the need to make adjustments to historical financial statements; (iii) inaccuracies in our treatment of stock-based compensation due to a lack of experienced personnel; (iv) errors in our application of acquisition accounting policies to our acquisition of Elavon due to a lack of experienced personnel; (v) inaccuracies in our treatment of related party transactions due to the lack of a process for their identification and disclosure; and (vi) lack of procedures and controls for (a) the change management process, (b) granting access to our accounting systems, (c) revoking access for terminated personnel; and (d) managing access for transferred and promoted employees, (e) periodically reviewing the profiles of those with access, (f) segregating access between development and production environments; and (g) monitoring, logging and tracking access to our systems.

We have adopted a remediation plan with respect to the material weaknesses identified above and, by hiring several new, experienced personnel in our financial reporting organization, adopting revised processes and procedures and, modifying our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation we believe that we have remediated each of the material weaknesses, as of December 31, 2018. These measures include implementation of new processes and procedures, modifying our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation. There can be no assurance that our remediation efforts will continue to be successful. See “Item 3. Key Information—D. Risk factors—In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

C.	Research and development, patents and licenses, etc.

Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omni-channel commerce client experiences in a more secure, all-in-one environment, that is developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs, and optimize our client support functions—all in a fully digital, fully integrated, and holistic manner.

D.	Trend information

For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects.”

E.	Off-balance sheet arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

Our contractual obligations at December 31, 2018 were as follows:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Debt and FIDC senior quota holder obligations	2,837.0	777.7	2,059.3	—	—
Operating leases(1)	44.4	18.9	25.5	—	—
Total	2,881.4	796.6	2,084.8	—	—

(1)	Consists of office leases and lease and insurance costs for motorcycles used by our Green Angels.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Companies Law.

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, appointing and removing our executive officers, and appointing our independent auditors.

Our board of directors is composed of five members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of our board of directors hold office until the next annual general meeting.

Our Articles of Association provide that from and after the date on which the founder shareholders (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of our outstanding voting power (the “classifying date”), the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected as subject to the provisions of our Articles of Association. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the founder shareholders.

The following table presents the names of the members of our board of directors:

Name	Age	Position
André Street(1)	34	Director and Chairman
Eduardo Cunha Monnerat Solon de Pontes(1)	40	Director and Vice Chairman
Roberto Moses Thompson Motta(1)(2)	61	Director
Thomas A. Patterson	53	Director
Ali Mazanderani(2)	37	Director

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is R. Fidêncio Ramos, 308, Torre A, 10th floor, Vila Olímpia, São Paulo – SP, 04551-010, Brazil.

André Street is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company that geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. from 2015 to June 2018 and currently serves on the board of directors of Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Eduardo Cunha Monnerat Solon de Pontes is the Vice Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Pontes is a founding partner of ACP Investments Ltd - Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., and Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. He has also served on the board of directors of several companies, whether in a capacity as member or advisor, including Site Blindado S.A. and MOIP Pagamentos S.A. In 2005, he founded Braspag Tecnologia em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009. In 2007, he founded Netcredit, a consumer credit company that is geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Between 2012 and 2015, he served as indirect controlling shareholder of Sieve Group Brasil Tecnologia S.A. through certain investment vehicles. Mr. Pontes served as the CEO of Stone Pagamentos S.A. since its inception until early 2018 and currently serves on the board of directors of CVC Brasil Operadora e Agência de Viagens S.A. Mr. Pontes completed studies in data processing from the Pontifícia Universidade Católica do Rio de Janeiro in 2000, an MBA degree in e-business from Fundação Getulio Vargas in 2001, and also completed the Owner President Manager Program at Harvard Business School in 2010. We believe that Mr. Pontes is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a founder of certain of our subsidiaries and one of our executives since inception.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Thompson Motta serves as Chairman of our Finance Committee and Vice-chairman of our Compensation Committee. Mr. Thompson Motta has served as a member of the board of directors of Restaurant Brands International Inc. since 2014, of AmBev S.A. since 1999, of Lojas Americanas S.A. since 2001, and of Sao Carlos Empreendimentos e Participações S.A. since 2001. He also served as a member of the board of directors of Anheuser-Busch InBev from August 2004 to April 2014. Mr. Thompson Motta is also one of the founding partners of 3G Capital Inc., and continues to serve as a member of its board of directors. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Thompson Motta is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a member of the Advisory Committee of DLP Capital LLC.

Thomas A. Patterson is a member of our board of directors, a position he has held since 2018. Mr. Patterson is a General Partner at Madrone Capital Partners, an investment firm based in Menlo Park, California that focuses on investments in founder/family owned businesses, the emerging middle class in China and Brazil, and clean energy technology. Prior to joining Madrone, he was at Weston Presidio, a private equity firm focused on growth equity and leveraged buyout transactions, from 1995 until 2004. Prior to Weston Presidio, he worked for four years at McKinsey & Company and focused on the financial services and building materials industries. Mr. Patterson serves on the Boards of Stone Co., Barry-Wehmiller, Castleton Commodities, View and Dr Consulta. He is active in private land conservation and is a Director-At-Large of the Montana Land Reliance and a trustee of Rare. He holds an MBA from Harvard Business School and an AB in history from Harvard College where he rowed on the Crimson’s varsity lightweight crew team. We believe that Mr. Patterson is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial services sector.

Ali Mazanderani is a member of our board of directors, a position he has held since 2018. Mr. Mazanderani is a partner at Actis, a leading growth market private equity company, which has raised US$14 billion since inception. He joined Actis in 2010 and leads financial technology investments for the firm globally. He has been instrumental in several Actis investments including those in leading payment platforms operating across the world, from Africa and the Middle (Emerging Market Payments) to Southern Africa (PayCorp Investments) to South East Asia (GHL Systems Berhad), India (PineLabs) and Brazil (Stone Group). He is a non-executive director of several companies both in payments — Paycorp, GHL and Stone, as well as other growth market technology companies — Compuscan

Holdings (credit bureau) and Upstream Systems (mobile commerce). Before Actis, Mr. Mazanderani was the lead strategy consultant for First National Bank (South Africa) based in Johannesburg. Prior to that, he advised private equity and corporate clients for OC&C Strategy Consultants in London. He holds a Bachelors degree in Economics from the University of Pretoria, a Masters in Economics for Development from Oxford University, a Masters in Economic History from the London School of Economics, and an Executive MBA from INSEAD. We believe that Mr. Mazanderani is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial technology sector.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago dos Santos Piau, our CEO, with broad experience in information technology, strategy, operations, finance, sales, communications and training. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Thiago dos Santos Piau	29	Chief Executive Officer
Augusto Barbosa Estellita Lins	56	President
Marcelo Bastianello Baldin	36	Vice President, Finance
Rafael Martins Pereira	33	Investor Relations Executive Officer
Felipe Salvini Bourrus	35	Chief Technology Officer
Vinícius do Nascimento Carrasco	42	Chief Economist & Regulatory Affairs Executive Officer
Lia Machado de Matos	42	Chief Strategy Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is R. Fidêncio Ramos, 308, Torre A, 10th floor, Vila Olímpia, São Paulo—SP, 04551-010, Brazil.

Thiago Dos Santos Piau is our Chief Executive Officer, a position he has held since 2017. Prior to 2017, he was our Chief Operations Officer and prior to 2016, he was our Chief Financial Officer. He is a partner at ACP Investment Ltd. – Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions and oversees the management of portfolio companies. In 2011, he founded Paggtaxi, a company that facilitated the payment of taxi rides through a mobile app and credit card machines, where he served as a partner until 2013. Mr. Piau conducted studies in mechanical engineering at Universidade Federal do Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.

Augusto Barbosa Estellita Lins is our President, a position he has held since 2018. He is responsible for our overall strategy, operations and procedures, the development and consolidation of our distribution channels and our marketing strategies. Prior to joining Stone Co., he served as Commercial Director at Redecard from 2011 to 2013 where he was responsible for managing the relationship with merchants and oversaw a sales team of over 50 people. Between 2001 and 2011, he served as Director in different capacities at Itaú Unibanco, Hipercard Banco Múltiplo and Cartāo Unibanco where he was responsible for marketing credit cards and consumer financial products, including personal loans, insurance products and installment plans. Between 1993 and 2001, he served as Corporate Finance Director at ING Bank, where he participated in numerous mergers and acquisitions, structured debt financings and other capital market transactions involving Brazilian and Latin American companies. Prior to joining ING Bank, he worked in the corporate finance department at N M Rothschild & Sons in England, Portugal, Spain and the United States, where he participated in several structured transactions and investments in Brazil. Mr. Lins received a degree in electric and electronic engineering from the Universidade Federal do Rio de Janeiro in 1985, an MBA degree in Finance from Boston University School of Management in 1990 and completed an advanced management program in Business Administration from Fundação Dom Cabral/INSEAD in 2004. He also participated in the Owner President Manager Program at Harvard Business School in 2017.

Marcelo Bastianello Baldin is our Vice President, Finance, a position he has held since 2018. Prior to joining Stone Co., he served in various capacities at PricewaterhouseCoopers for over a decade between 2004 and 2017, most recently as a partner responsible for the financial risk management practice. Mr. Baldin received a bachelor’s degree in Business Administration from the Fundação Getulio Vargas in 2004 and a master of science degree in quantitative finance from the London Business School in 2011.

Rafael Martins Pereira is our Investor Relations Executive Officer, a position he has held since 2018. Prior to joining Stone Co., from 2012 to 2016 he served as an analyst and financial advisor for 3G Capital Group, providing support to the Board of companies such as Lojas Americanas S.A., B2W Companhia Digital S.A., Anheuser Busch InBev SA/NV, São Carlos Empreendimentos e Participacões S.A. and Restaurant Brands International Inc., in connection with new investments, mergers and acquisitions, strategic planning, compensation, budget planning, among others. Prior to that, he served as an investment banking analyst at Goldman Sachs from 2010 to 2012. Mr. Martins was also the founder of Exotic Cafés, where he served as a director until 2010. Between 2005 and 2006 he was an associate at the Barbosa de Souza Advogados law firm and he previously worked at the General Consulate of Canada in São Paulo. Mr. Martins received a law degree from Universidade de São Paulo in 2008 and a bachelor’s degree in Business Administration from Fundação Getúlio Vargas in 2010.

Felipe Salvini Bourrus is our Chief Technology Officer, a position he has held since 2018. Prior to joining Stone Co., he was an executive director of B2W Companhia Digital S.A. from 2015 to 2018 and was a founder of Sieve Group Brasil Tecnologia S.A., as well as the company’s Chief Technology Officer from 2010 until 2015. Between 2005 and 2009, he was a developer at Ponto de Referência, CarrierWeb and Cortex Intelligence. He also founded MeuTelefone (Voip) and MeuServidor, where he served as a partner until 2006. Mr. Salvini received a bachelor’s degree in computer science from the Pontifícia Universidade Católica do Rio de Janeiro in 2009 and completed the Key Executives Program, Business Administration and Management at Harvard Business School in 2013.

Vinícius do Nascimento Carrasco is our Chief Economist & Regulatory Affairs Executive Officer, a position he has held since 2018. Prior to joining Stone Co., he was the Planning and Research Executive Officer at the BNDES, having conducted, along with the Brazilian Central Bank and the Ministry of Finance, the credit reform that led to the creation of the Long Term Interest Rate (TLP). He also regularly acted as a consultant on matters of economics and econometrics, and has provided consulting services for the CVM in connection with the qualitative and econometric evaluation of the auditor rotation policy, for a credit guarantee fund in connection with the role of institutional investors as bank overseers in the reduction of systemic risk, among others. He has published several papers in his field of expertise and has also acted as a contributor for the American Economic Review, Econometrica, Review of Economic Studies, Journal of Economic Theory, Journal of Economic Behavior and Organizations, and Review of Brazilian Econometrics. Mr. Carrasco received a bachelor’s degree in economics from the Universidade Federal do Rio Grande do Sul in 1997, a master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro in 2000 and a PhD in economics from Stanford University in 2005. He has been a fellow at the economics department of Stanford University, the economics department at Pontifícia Universidade Católica do Rio de Janeiro, the John M. Olin Program in Law and Economics at Stanford Law School and the Stanford Institute for Economic Policy Research. He was an elected affiliated member of the Brazilian Academy of Sciences between 2012 and 2017 and is an Economics Professor at PUC-Rio.

Lia Machado de Matos is our Chief Strategy Officer, a position she has held since 2016. She is responsible for designing our strategy and leading the implementation of key strategic projects. She was responsible for the development of the Hub Strategy in 2015 and for the migration process subsequent to the Elavon acquisition in 2016. Prior to joining Stone Co., she served as a Family Office Director for Varbra between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.

B.	Compensation

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2018, the aggregate compensation expense for the members of the Board of Directors and Stone Co.’s executive officers for services in all capacities was R$25.3 million, which includes both benefits paid in kind and variable compensation.

Our executive officers, directors and management receive fixed and variable compensation as well as benefits which are in line with market practice in Brazil. The fixed component is set on market terms and adjusted annually.

The variable component consists of share-based compensation (including both share- and cash-settled awards) as discussed below and certain annual cash performance-based compensation.

Employment agreements

None of our executive officers have entered into employment agreements with the Company.

Long-Term Incentive Plans (LTIP)

Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the DLP Payments Holdings Ltd. Long-Term Incentive Plan (the “2018 Plan”) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares.

On September 1, 2018, we adopted the 2018 Plan to enable us to grant equity-based awards to our employees and other service providers with respect to our Class A common shares, and we granted RSUs and stock options to certain key employees under the 2018 Plan to incentivize and reward such individuals in connection with the successful completion of our initial public offering. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration. As of December 31, 2018, there were RSUs including the Phantom Shares outstanding with respect to 5,114,450 Class A common shares and stock options outstanding with respect to 135,198 Class A common shares (with a weighted average exercise price of US$24.00). The terms of the 2018 Plan are described in more detail below under “—2018 Omnibus Equity Plan”

Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for our Class A common shares (subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. As of December 31, 2018, there were Co-Investment Shares outstanding with respect to 5,333,202 Class A common shares. In addition, in connection with this offering, we intend to release transfer restrictions applicable to a number of Co-Investment Shares.

Certain of our founding partners and senior executives have received a one-time indirect issuance of our fully vested Class C shares, or the Class C shares, which permitted the holders of such shares to participate in our initial public offering. In connection with our initial public offering, the Class C shares were converted into Class B shares, of which there were 7,695,072 Class B shares outstanding as of December 31, 2018. These shares are subject to a lock-up period.

In 2018, certain of the key employees of our subsidiaries held phantom shares, or the Phantom Shares, that entitled participants to receive a cash payment in connection with a qualifying “settlement event” based on a change in control, which payment was determined based on the positive difference between the share price of DLP Brasil on the date of the settlement event and the share price of DLP Brasil on the grant date. In September 2018, we converted all outstanding Phantom Shares into RSU awards (with the terms described above) under the 2018 Plan. The then outstanding Phantom Shares were converted into RSU awards.

We have also entered into agreements with certain non-executive key employees pursuant to which these employees purchased Class A common shares on or after our initial public offering. Any such purchased shares are issued and outstanding shares and are deemed to be awards of restricted stock under the terms of the 2018 Plan, subject to either a three- or five-year lockup period. If the employee terminates employment with us prior to the end of the lock-up period, we may repurchase such shares for the lesser of the then-current fair market value or the purchase price. In connection with these equity agreements, we have also entered into full recourse loan agreements with such key employees to help fund their purchase of such Class A common shares.As of December 31, 2018, no share options relating to our shares were outstanding.

2018 Omnibus Equity Plan

In September 2018, we adopted, and our board of directors approved, the 2018 Plan for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward individuals to perform at the highest level. The 2018 Plan governs the issuances of equity incentive awards with respect to our Class A common shares. At the time of adoption, we reserved a maximum share capacity under the 2018 Plan of approximately 7,560,000 Class A common shares (which represents a pool that was approved by our pre-IPO shareholders for equity incentives to our key employees), of which there were approximately 976,374 Class A common shares remaining as of April 5, 2019. We intend to use this remaining share pool for issuances.

Equity incentive awards may be granted to our employees, non-employee directors, consultants or other advisors, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the 2018 Plan may be granted in the form of options, stock appreciation rights, restricted stock, unrestricted stock, RSUs, performance awards or other stock-based awards. Share options and share appreciation rights will have an exercise price determined by the administrator.

The vesting conditions for grants under the 2018 Plan will be determined by the administrator and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For restricted stock and unrestricted stock, the award documentation will specify any purchase price that the participant might be required to pay. For share options, the administrator will determine the exercise price of the option, the term of the option (which may not exceed 15 years from the grant date) and the time or times at which the option may be exercised.

The 2018 Plan is administered by the compensation committee of our board of directors or another committee as may be designated by the board of directors.

C.	Board practices

Committees of the Board of Directors

Our board of directors has two standing committees: the audit committee and the compensation committee. In addition, we have established two additional committees to assist the board of directors in a consultative capacity: the advisory committee and the finance committee. The advisory committee, which is comprised of board members, executives and other advisors, has been formed for the purpose of assisting management with its long-term strategy discussions, sourcing and evaluating business opportunities and devising plans and strategies to optimize the growth of our business. The finance committee, comprised of board members, executives and other advisors, has been formed for the purpose assisting management with assessing and managing market risks, liquidity risks, capital allocation decisions and other strategies and goals relating to our financial position.

Audit Committee

The audit committee, which consists of Roberto Moses Thompson Motta and Ali Mazanderani, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ali Mazanderani is the chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Ali Mazanderani and Roberto Moses Thompson Motta are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Roberto Moses Thompson Motta and Ali Mazanderani satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.

Compensation Committee

The compensation committee, which consists of André Street, Eduardo Pontes and Roberto Moses Thompson Motta, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors. The compensation committee is governed by a charter that is posted on our website.

Advisory Committee

The advisory committee assists our board of directors and management in conducting the business of the Company and deciding upon strategic matters. The members of such committee who are not members of our board of directors are not board members by virtue of their membership on the advisory committee, and shall not have fiduciary responsibilities resulting from their membership on the advisory committee. The advisory committee currently consists of Arminio Fraga, Carl Pascarella, Ali Mazanderani, André Street, Eduardo Pontes, Vinicius Carrasco, José Alexandre Scheinkman, and Jonas Gomes, who we believe are experienced and notable in our industry and qualified to support our management with their decision making process. We intend to rely on the advisory committee’s recommendations, despite the fact that recommendations will not have a binding effect on the Company. Our board of directors can extinguish the advisory committee at any time.

The biographies of those members of the advisory committee that are not members of our board of directors are as follows:

Arminio Fraga is the founding partner at Gavea Investimentos, an investment management firm he founded in August 2003, based in Rio de Janeiro, Brazil. Mr. Fraga was the Chairman of the Board, of B3 (formerly BM&F Bovespa), Brazil’s securities, commodities and derivatives exchange, from April 2009 to April 2013, and was the President of the Central Bank of Brazil from March 1999 to December 2002. From 1993 until his appointment as Governor of the Central Bank, he was Managing Director of Soros Fund Management in New York. From 1991 to 1992, he was the Director responsible for international affairs at the Central Bank of Brazil. Earlier in his career, he held positions with Salomon Brothers and Garantia Investment Bank. Mr. Fraga has taught at the Pontifícia Universidade Católica do Rio de Janeiro, the Graduate School of Economics at Getulio Vargas Foundation, the School of International Affairs at Columbia University and the Wharton School. He is a trustee of Princeton University, and a member of the Group of Thirty and of the Council on Foreign Relations, and serves on the boards of several NGOs. Mr. Fraga has published widely in the areas of international finance, macroeconomics, and monetary policy. Mr. Fraga earned his Ph.D. in Economics from Princeton University in 1985, and his BA/MA in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, in 1981.

Carl Pascarella is currently affiliated with TPG Capital as an Executive Advisor. Prior to that, he was President & Chief Executive Officer of Visa U.S.A. Inc. and a member of the Board of Directors of Visa International. Before assuming that position, he was President & CEO of Visa Asia Pacific Limited and Director of the Board. Prior to joining Visa, Mr. Pascarella was Vice President, International Division at Crocker National Bank and Vice President, Metropolitan Banking at Bankers Trust Company. His experience also included retail banking, commercial banking, corporate banking, credit review and policy, and DeNovo banking. Mr. Pascarella was also head of the California International Banking and Trade Finance organization for Crocker National Bank. Mr.

Pascarella received a Master of Science in Management from Stanford Sloan Program at the Graduate School of Business at Stanford University. Mr. Pascarella has been affiliated with the arts for over two decades and is currently Chairman of the San Francisco Ballet, Vice Chairman for the Fine Arts Museums and a life-time governor of the San Francisco Symphony.

José Alexandre Scheinkman is the Charles and Lynn Zhang Professor of Economics at Columbia University and Theodore A. Wells ‘29 Professor of Economics (emeritus) at Princeton University. Previously, Scheinkman was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Blaise Pascal Research Professor (France) and a Vice President in the Financial Strategies Group of Goldman, Sachs & Co. He has served as consultant to several financial institutions and is a member of the board of directors of Cosan Limited. Mr. Scheinkman was born in Brazil and is a naturalized citizen of the U.S. He has a Masters in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) and a PhD in economics from the University of Rochester. Mr. Scheinkman is a Member of the National Academy of Sciences (USA), Fellow of the American Academy of Arts and Sciences, Corresponding Member of the Brazilian Academy of Sciences, and recipient of a John Simon Guggenheim Memorial Fellowship and of a “doctorat honoris causa” from the Université Paris-Dauphine.

Jonas Gomes was partner and Private Equity fund manager at Bozano Investimentos from 2013 to April of 2018. Prior to that, he was the founding partner responsible for the Private Equity practice at BR Investimentos from 2007 to 2013, when BR Investimentos merged with asset management companies Mercatto and Trapezus to create Bozano Investimentos. Mr. Gomes has worked in the Private Equity industry in Brazil since 1999, when he became the CEO of Innovate, an investment vehicle of Banco Opportunity created to pursue investments in internet start-up companies. Mr. Gomes was also the CEO of W-Aura, an Opportunity investee company that pioneered mobile internet in Brazil. The Brazilian Ministry of Science and Technology granted Mr. Gomes the title of Constructor of the Brazilian Internet as a recognition of his pioneering work in founding the Brazilian Research Network, or RNP, a government organization that created and operated the first backbone of the Brazilian internet. Mr. Gomes has also worked at TV Globo, a major media & television group in Brazil, as the head of research and development, responsible for developing computer graphics technology for media and television applications. He has a Masters and a PhD degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil), or IMPA, where he worked actively for several years as a scientist, developing computer graphics, and conducting vision and image process research. While at IMPA, he also founded the Computer Graphics Laboratory Visgraf and sponsored the Masters and PhD programs in the area. Mr. Gomes has published widely in the areas on computer graphics, both in Brazil and in the United States. He is a member of the Brazilian Academy of Sciences and is currently a board member of IMPA and Muxi. He is also a board member of AfferoLab and of the public companies Somos Educação (formerly Abril Educação) and Anima Educação.

Foreign Private Issuer Status

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;

•	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

D.	Employees

As of December 31, 2018, 2017 and 2016, we had 3,574, 2,806 and 1,129 full-time employees, respectively. As of December 31, 2018, 1,224 of these employees were based in our offices in São Paulo, 1,284 of these employees were based in our offices in Rio de Janeiro, and 1,066 were based in other cities elsewhere in Brazil. We also engage consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2018:

Function	Number of Employees	% of Total
Administrative	567	15.9%
Operations	865	24.2%
Technology and Product Development	502	14.0%
Sales and Marketing	1,640	45.9%
Total	3,574	100%

Our employees in Brazil are affiliated with the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

None of our executive officers have entered into employment agreements with the Company.

E.	Share ownership

The following table presents the beneficial ownership of our shares owned by our directors and officers as of April 5, 2019. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
André Street (2)	35,655	0.0%	77,359,566	58.5%	52.7%
Eduardo Cunha Monnerat Solon de Pontes (3)	35,655	0.0%	77,359,566	58.5%	52.7%
Roberto Moses Thompson Motta	—	—	—	—	—
Thomas A. Patterson (4)	8,959,532	6.2%	20,379,744	15.4%	14.5%
Ali Mazanderani	—	—	—	—	—
Thiago dos Santos Piau	—	—	—	—	—
Augusto Barbosa Estellita Lins	1,836,591	1.3%	—	—	0.1%
Marcelo Bastianello Baldin	—	—	—	—	—
Rafael Martins Pereira	—	—	—	—	—
Felipe Salvini Bourrus	—	—	—	—	—
Vinícius do Nascimento Carrasco	—	—	—	—	—
Lia Machado de Matos	9,905	0.0%	—	—	0.1%
All directors and senior management as a group (12 persons)	10,841,683	7.5%	97,739,310	73.9%	67.3%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)	Shares beneficially owned consists of (i) 35,655 Class A common shares and 3,880,576 Class B common shares held of record by VCK Investment Fund Limited (SAC) (“VCK”), (ii) 4,988,151 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK (“Cakubran”) and (iii) 68,490,839 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd.—Arpex Capital, in turn controlled by VCK (“HR Holdings”), over which Mr. Street may be deemed to share voting and investment power. See footnote (2) under “Item 7—Major Shareholders and Related Party Transactions—A. Major shareholders.”

(3)	Shares beneficially owned offering consists of (i) 35,655 Class A common shares and 3,880,576 Class B common shares held of record by VCK, (ii) 4,988,151 Class B common shares held of record by Cakubran and (iii) 68,490,839 Class B Common Shares held of record by HR Holdings, over which Mr. Pontes may be deemed to share voting and investment power. See footnote (2) under “Item 7—Major Shareholders and Related Party Transactions—A. Major shareholders.”

(4)	The information in the above table concerning Mr. Patterson was obtained from a Schedule 13D/A filed with the Securities and Exchange Commission by Madrone Partners, L.P. on December 12, 2018 reporting beneficial ownership at December 7, 2018. Shares beneficially owned consists of 8,959,532 Class A common shares and 20,379,744 Class B common shares held of record by Madrone Partners L.P., over which Mr. Patterson may be deemed to share voting and investment power. See footnote (3) under “Item 7—Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of April 5, 2019. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right.

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 145,167,197 outstanding Class A common shares and 132,229,085 outstanding Class B common shares.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
HR Holdings LLC (2)	—	—	68,490,839	51.8%	46.7%
Madrone Partners L.P. (3)	8,959,532	6.2%	20,379,744	15.4%	14.5%
Tiger Global Investors (4)	—	—	10,597,754	8.0%	7.2
T. Rowe Price Funds (5)	28,883,228	19.9%	3,049,578	2.3%	4.0%
Actis 4 PCC (6)	18,675,685	12.9%	786,635	0.6%	1.8%
Berkshire Hathaway Inc. (7)	14,166,748	9.8%	—	—	1.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)	Consists of common shares held of record by HR Holdings, LLC. André Street and Eduardo Pontes may be deemed to have voting and dispositive power over the shares held by HR Holdings, LLC. In addition, Mr. Street and Mr. Pontes are the beneficial owners of (i) 64,634 Class A common shares and 4,192,588 Class B common shares held of record by VCK Investment Fund Limited (SAC) (“VCK”), and (ii) 5,460,077 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK. HR Holdings, LLC is controlled by ACP Investments Ltd.—Arpex Capital, which is in turn controlled by VCK.

(3)	The information in the above table concerning Madrone Partners, L.P. was obtained from a Schedule 13D/A filed with the Securities and Exchange Commission by Madrone Partners, L.P. on December 12, 2018 reporting beneficial ownership at December 7, 2018. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)	The information in the above table concerning Tiger Global Investors was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Tiger Global Management, LLC on February 14, 2019 reporting beneficial ownership at December 31, 2018. Consists of common shares held by Tiger Global Private Investment Partners IX, L.P. and Tiger Global Private Investment Partners VII, L.P. affiliates of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(5)	The information in the above table concerning T. Rowe Price Associates, Inc. was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by T. Rowe Price, Associates, Inc. on February 14, 2019 reporting beneficial ownership at December 31, 2018. Disclaimer: T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed above. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed above; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price funds.

(6)	The information in the above table concerning Actis 4 PCC-Cell Granite was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Actis 4 PCC-Cell Granite on February 13, 2019 reporting beneficial ownership at December 31, 2018. Consists of common shares held by Actis 4 PCC-Cell Granite. Actis 4 PCC-Cell Granite is a Mauritian protected cell company the shareholders of which are investment funds managed by Actis GP LLP or members of the Actis Group. The business address for Actis 4 PCC-Cell Granite is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. Actis Global 4 LP and Actis Global 4 A LP hold a majority of the interests of Actis 4 PCC–Cell Granite. Actis GP LLP is the general partner of Actis Global 4 LP and Actis Global 4 A LP. Actis New GP Co Ltd holds a majority of the interests of Actis GP LLP. Actis LLP is the sole shareholder of Actis New GP Co Ltd. H Ebco S.a.r.l. holds a majority of the interests of Actis LLP. Savina Holdings L.P. is the sole owner of H Ebco S.a.r.l. Savina Holdings GP LLP is the general partner of Savina Holdings L.P.

(7)	The information in the above table concerning Berkshire Hathaway, Inc. (“Berkshire Hathaway”) was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Berkshire Hathaway on November 8, 2018 reporting beneficial ownership at October 29, 2018. Berkshire Hathaway’s controlling shareholder is its Chairman and Chief Executive Officer, Warren E. Buffett, who may be deemed to have voting and dispositive power over the shares held by Berkshire Hathaway. The address for each of Berkshire Hathaway and Warren E. Buffet is 3555 Farnam Street, Omaha, Nebraska 68131.

Shareholders Agreement

We have entered into a shareholders agreement, or the Shareholders Agreement, with our founder shareholders. Among other things, the Shareholders Agreement provides our founder shareholders with the right to nominate a certain number of directors based on the aggregate voting power of the shares of our outstanding share capital held by them, so long as our founder shareholders own at least 5% of the voting power of our outstanding share capital.

The Shareholders Agreement provides that, subject to compliance with applicable law and Nasdaq rules, for so long as our founder shareholders and their affiliates beneficially own shares comprising at least 25% of the voting power of our outstanding share capital, they shall collectively be entitled to designate up to three nominees to our board of directors (or if the size of the board of directors is increased, a majority of the members of the board of directors); for so long as our founder shareholders and their affiliates beneficially own at least 10% of the voting power of our outstanding share capital, they shall collectively be entitled to designate up to two nominees to our board of directors (or if the size of the board of directors is increased, 25% of the members of the board of directors); and for so long as our founder shareholders and their affiliates beneficially own at least 5% of the voting power of our outstanding share capital, they shall collectively be entitled to designate one nominee to our board of directors (or if the size of the board of directors is increased, 10% of the members of the board of directors).

In addition, the Shareholders Agreement provides that for so long as our founder shareholders and their affiliates own at least 10% of the voting power of our outstanding share capital, our founder shareholders will have the right to cause each of the compensation committee, the audit committee, the finance committee and the advisory committee of our board of directors to include in its membership the pro rata share of the total number of members of each committee that is equal to the proportion that the number of directors that our founder shareholders are entitled to designate bears to the total number of directors on our board of directors, except to the extent that such membership would violate applicable securities laws or Nasdaq rules.

The rights granted to our founder shareholders to designate directors are additive to and not intended to limit in any way the rights that our founder shareholders or any of their affiliates may have to nominate, elect or remove our directors under our memorandum and articles of association or laws of the Cayman Islands.

The Shareholders Agreement also provides that for so long as founder shareholders own at least 15% of the voting power of our common shares then outstanding, we agree not to take, or permit our subsidiaries to take, certain actions, such as incurring indebtedness in excess of our net equity, entering into a transaction that would result in a Change of Control (as defined therein), entering into a merger, consolidation, reorganization or other business combination, taking any steps to liquidate or declare bankruptcy or insolvency, issue any capital shares other than pursuant to the 2018 Omnibus Equity Plan, acquire or dispose of assets in excess of 20% of our fair market value, or approve any annual compensation of officers and directors, without the approval of our founder shareholders. Additionally, for as long as our founder shareholders and their affiliates hold at least 5% of the total voting power of our outstanding share capital, our founder shareholders and their designated representatives will have certain information and access rights to our management. Finally, the Shareholders Agreement provides that from and after the date on which our founder shareholders no longer collectively beneficially own more than 50% of the voting power of our outstanding share capital, we will cause the board of directors to be divided into three classes of directors, whose members will serve for staggered terms as set forth in our Articles of Association.

B.	Related party transactions

Loan Arrangements

On December 5, 2017, our subsidiaries Stone Pagamentos S.A. and Buy4 Processamento de Pagamentos S.A. provided loans to two of our principal executives in an aggregate amount of R$282,593. These loans mature on December 5, 2023, subject to an additional 60-month renewal, and amounts outstanding under such loans are subject to annual adjustments for inflation at the Brazilian Consumer Price Index (IPCA) rate. As of September 17, 2018, these loans were forgiven and terminated.

In June 2015, our subsidiary DLP Pagamentos Brasil S.A. entered into an agreement to provide a loan amounting to R$2.2 million to one of our principal executives, which was disbursed in January 2017. This loan matures in June 2022. As of September 17, 2018, this loan was repaid in full.

On May 1, 2018, our subsidiaries DLP Pagamentos Brasil S.A. and Stone Pagamentos S.A. provided loans of R$411,986 and R$250,000, respectively, to Equals, an entity in which we had a significant minority interest at the time of the transaction which is currently a wholly-owned subsidiary of the Company. The loans bear an interest at a per annum rate of the CDI Rate plus 1.0%. The loans mature on May 1, 2020. On September 4, 2018, these loans were capitalized and as a result no amounts remain outstanding.

Class C Repurchase

On July 17, 2018, we repurchased 1,814,022 of our Class C shares from an entity owned by certain of our founding partners and senior executives for an initial aggregate payment of R$63.2 million. Upon the closing of the initial public offering, an additional aggregate payment of R$79.2 million was paid to this entity. The total purchase price per Class C share represented 90% of the price per share sold in the initial public offering, after underwriting discounts and commissions.

Services Agreement and Reimbursements

On January 2, 2014, DLP Capital LLC, our wholly-owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street, the Chairman of our board of directors, and Mr. Eduardo Pontes, one of our directors, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with Zurich Consultoria e Participações Ltda., or Zurich, an entity also controlled by Mr. André Street and Mr. Eduardo Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel” for R$7.7 million, R$6.5 million and R$6.5 million to Genova and Zurich pursuant to the services agreement and reimbursement expenses for the years ended on December 31, 2018, 2017 and 2016, respectively. For further information, see note 19 to our consolidated financial statements.

Cost-sharing and Checking Account Agreements

Our subsidiary Stone Pagamentos entered an agreement with our other subsidiaries and Equals, an entity in which we had a significant minority interest at the time of the transaction which is currently a wholly-owned subsidiary of the Company, under which Stone Pagamentos apportions to other subsidiaries and Equals the expenses of certain services and personnel hired by Stone Pagamentos for the benefit of the group and expenses related to our head office. Under this agreement, Stone Pagamentos apportions to other subsidiaries and Equals expenses relating to leased facilities, back-office, legal and HR services and certain ordinary course corporate services.

The agreement apportions the costs and expenses for these services as between Stone Pagamentos and other subsidiaries and Equals. The amounts that other subsidiaries and Equals pay to Stone Pagamentos are based on different criteria depending on the type of service, such as the number of employees allocated to each subsidiary when relating to legal and HR services or number of employees allocated to the head office when relating to facilities expenses.

Our subsidiary Stone Pagamentos is also party to an agreement with our other subsidiaries and Equals, pursuant to which a checking account balance is established between entities under common control. The agreement relates to expenses in the ordinary course of business resulting from the cost-sharing agreement.

For further information on our transactions with Equals, see “Associates” in note 20 to our consolidated financial statements.

Registration Rights Agreement

We have entered into a Registration Rights Agreement, or the Registration Rights Agreement, with our founder shareholders (Cakubran Holdings Ltd., HR Holdings, LLC and VCK Investment Fund Limited SAC), Madrone Partners L.P. and our directors and officers.

At any time that our founder shareholders and Madrone Partners L.P. are no longer subject to lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our founder shareholders and Madrone Partners L.P. may require that we register for public resale under the Securities Act all common shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $25 million. If we become eligible to register the sale of our securities on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our founder shareholders and Madrone Partners L.P. have the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), our founder shareholders and Madrone Partners L.P. and certain of our executive officers, are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated memorandum and articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See “Item 18. Financial statements.”

Legal proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings, which we believe are common and incidental to business operations in Brazil, in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of December 31, 2018, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$1.2 million and have made judicial deposits in an aggregate amount of R$7.7 million, as of December 31, 2018. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2018, we were party to approximately 435 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$1.0 million. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

EdB filed a lawsuit with a motion for preliminary injunction to suspend the protest of unpaid bank-issued invoices amounting to approximately R$12.8 million made by Cedro Preparação de Documentos e Serviços LTDA. and Brasil B. Preparação de Documentos e Serviços EIRELI, in the context of a service agreement entered into by the aforementioned parties. EdB alleges that the amount charged is not due because the services that were contracted for were not performed. On December 4, 2017, the trial court granted the injunction to suspend the protests and EdB amended its complaint seeking a judgment to declare the protests null and unenforceable. On February 18, 2018, the defendants presented their response to the initial claims, arguing that the charge was correct and presented a counterclaim for the payment of R$13.3 million. The judge referred the matter to an accounting expert to confirm the amount involved in the claim, and in October 2018 the parties presented their respective analysis and technical questions. Currently, the lawsuit is pending entry of the judgment.

On September 10, 2018, we filed a lawsuit with a motion for preliminary injunction to suspend the increased guarantee requested by Elo Serviços S.A (“Elo”) and to avoid total or partial termination of the contract between us and Elo. The amount indicated in our initial petition was R$50,000. On September 11, 2018, the trial court granted the injunction requested by us to suspend the increased guarantee. On September 19, 2018, after Elo’s response, the trial court retracted its injunction. Thereafter, each party presented its defense and response to the initial claims, respectively, and on March 7, 2019, the trial court ruled in favor of Elo and amend the amount of the claim to R$ 25 million, and ordered us to pay Elo’s attorneys’ fees up to 10% of the amount of the claim. Currently, we have not decided whether to appeal the decision to the regional court.

Labor Matters

As of December 31, 2018, we were party to 66 labor-related judicial and administrative proceedings in a total amount of approximately R$4.6 million for which R$0.3 million was recorded as a provision in our audited financial statements, and R$4.3 million provision was recorded. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to secondary liability of the company, overtime payment, salary differences (enquadramento sindical), termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2018, we were not involved in any material tax or social security proceedings.

Material Proceedings with Adverse Director, Management or Affiliate

None.

Dividends and dividend policy

We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

Under the Cayman Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. If, due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies such as us, or if Cayman Islands companies such as us become incapable of receiving them, we may not be able to make dividend payments in the future

B.	Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. Our common shares have been listed on the Nasdaq under the symbol “STNE” since October 25, 2018.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The following description of our share capital summarizes certain provisions of our Amended and Restated Memorandum and Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Amended and Restated Memorandum and Articles of Association. Prospective investors are urged to read the exhibits incorporated by reference for a complete understanding of our Amended and Restated Memorandum and Articles of Association. For the avoidance of doubt, our Amended and Restated Memorandum and Articles of Association are collectively referred to below as the “Articles of Association.”

General

We are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our constitutional documents consist of our Articles of Association. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Cayman Companies Law, or the Cayman Companies Law generally.

Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive offices are located at R. Fidêncio Ramos, 308, Torre A,10th floor, Vila Olímpia, São Paulo—SP, 04551-010, Brazil.

The following is a summary of the material provisions of our shares and our Articles of Association. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles of Association. The form of our Articles of Association is incorporated by reference to this annual report.

Share Capital

Our Articles of Association authorize two classes of common shares: Class A common shares, and Class B common shares. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below.

Our authorized share capital is US$50,000 divided into 630,000,000 shares of a par value of US$0.000079365 each.

The authorized but unissued shares are presently undesignated and may be issued by the board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2018, 125,697,438 Class A common shares and 151,482,561 Class B common shares were issued, fully paid and outstanding.

Treasury Shares

As of December 31, 2018, we had no shares in treasury.

Class A and Class B Common Shares

Holders of our Class A and Class B common shares who are nonresidents of the Cayman Islands may freely hold and vote their shares.

The following summarizes the rights of holders of our Class A and Class B common shares:

•	each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•	upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

Share Repurchase

The Cayman Companies Law and the Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Cayman Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the applicable stock exchange on which our securities are listed.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

Conversion

At the option of the holder, a Class B common share may be converted at any time into one Class A common share. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled by the shareholder or their affiliates. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of outstanding Class B common shares represents less than 10% of the aggregate voting power of the Class A common shares and Class B common shares then outstanding.

No class of our common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of ours may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by our board of directors.

The Class A common shares sold in this offering will be traded on Nasdaq stock exchange in book-entry form and may be transferred in accordance with the Articles of Association and rules and regulations of Nasdaq or of any recognized stock exchange on which our securities are listed.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any ordinary share unless:

•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;

•	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Transmission of Shares

Our Articles of Association provide provisions for the transmission of shares where a person becomes entitled to a share in consequence of the death or bankruptcy of a shareholder. These provisions include, amongst other things, provisions relating to Class B common shares and that no conversion is applicable upon transmission of such shares to a new holder who must be an affiliate (as defined in the Articles of Association) of the previous holder.

Limitations on the Rights to Own Securities

As provided in our Articles of Association, our Class A common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our Articles of Association contain no limitation on the rights to own our shares and no limitation on the rights of non-Cayman Islands residents or foreign shareholders to hold or exercise voting rights.

Directors

We are managed by our board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of 5 to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to the retirement of directors upon reaching an age limit.

Each director shall be appointed and elected for such terms as the resolution appointing him or her may determine or until his or her death, resignation or removal, subject to any applicable provision set forth in the Articles of Association.

A Director is not required to hold any shares in us by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board.

The board of directors may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the board of directors thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the board of directors.

Appointment, Disqualification and Removal of Directors

Subject to our Articles of Association, directors shall be elected by an ordinary resolution of the shareholders. Notwithstanding the foregoing, for so long as the founder shareholders, respectively, hold any shares, the founder shareholders, collectively, shall be entitled to nominate a certain number of designees to the board for a specific term, as set out in the Articles of Association. The founder shareholders may in like manner remove such director(s) appointed by them and appoint replacement director(s).

Our Articles of Association provide that from and after the date on which the (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of our outstanding voting power on the classifying date, the directors shall be divided into three classes designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected as subject to the provisions of our Articles of Association. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the founder shareholders.

Before the expiration of his or her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association and as subject to specific provisions in respect of founding directors. Cause shall mean, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects us; (c) breach or wilful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in our Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects the our financial situation or commercial reputation.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

The Articles of Association provide that the board of directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the board of directors may think fit. Unless otherwise specified in the terms of his or her appointment an officer may be removed by the board of directors.

Power to Allot and Issue Shares and Warrants

Subject to the provisions of the Cayman Companies Law, the Articles of Association and without prejudice to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached to it such rights, or such restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the board of directors may determine. Any share may be issued on terms that, upon the happening of a specified event or upon a given date and either at our option or the option of the holder of the share, it is liable to be redeemed.

The board of directors may issue warrants to subscribe for any class of shares or other securities of ours on such terms as we may from time to time determine.

We will not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Law, the Articles of Association and, where applicable, the rules of Nasdaq or any recognized stock exchange on which our securities are listed and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all of our unissued shares shall be at the disposal of the board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, provided that no shares shall be issued at a discount below par value.

Neither we nor the board of directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others whose registered addresses are in any particular territory or territories where, in the absence of a registration statement or other special formalities, this is or may, in the opinion of the board of directors, be unlawful or impracticable. However, no member affected as a result of the foregoing shall be, or be deemed to be, a separate class of members for any purpose whatsoever.

Power to Dispose of our Assets of or any of our Subsidiaries

While there are no specific provisions in the Articles of Association relating to the disposal of our assets or any of our subsidiaries, the board of directors may exercise all powers and do all acts and things which may be exercised or done or approved by us and which are not required by the Articles of Association or the Cayman Companies Law to be exercised or done by us in general meeting, but if such power or act is regulated by us in general meeting, such regulation shall not invalidate any prior act of the board of directors which would have been valid if such regulation had not been made.

Borrowing Powers

The board of directors may exercise all of our powers to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of ours and, subject to the Cayman Companies Law, to issue debentures, bonds and other securities of ours, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Remuneration

The Directors shall be entitled to receive, as ordinary remuneration for their services, such sums as shall from time to time be determined by the board of directors or us in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided among the Directors in such proportions and in such manner as they may agree or, failing agreement, either equally or, in the case of any Director holding office for only a portion of the period in respect of which the remuneration is payable, pro rata. The Directors shall also be entitled to be repaid all expenses reasonably incurred by them in attending any board of directors meetings, committee meetings or general meetings or otherwise in connection with the discharge of their duties as Directors. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office with us may be entitled by reason of such employment or office.

Any Director who, at our request, performs services which in the opinion of the board of directors go beyond the ordinary duties of a Director may be paid such special or extra remuneration as the board of directors may determine, in addition to or in substitution for any ordinary remuneration as a Director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration and such other benefits and allowances as the board of directors may from time to time decide. Such remuneration shall be in addition to his or her ordinary remuneration as a director.

The board of directors may establish, either on its own or jointly in concurrence or agreement with our subsidiaries or companies with which we are associated in business, or may make contributions out of our monies to, any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or former Director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and former employees of ours and their dependents or any class or classes of such persons.

The board of directors may also pay, enter into agreements to pay or make grants of revocable or irrevocable, whether or not subject to any terms or conditions, pensions or other benefits to employees and former employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or former employees or their dependents are or may become entitled under any such scheme or fund as mentioned above. Such pension or benefit may, if deemed desirable by the board of directors, be granted to an employee either before and in anticipation of, or upon or at any time after, his or her actual retirement.

Loans and Provision of Security for Loans to Directors

We shall not directly or indirectly make a loan to a Director or a director of any holding company of ours or any of our respective close associates, enter into any guarantee or provide any security in connection with a loan made by any person to a Director or a director of any holding company of ours or any of our respective close associates, or, if any one or more Directors hold(s) (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

Disclosure of Interest in Contracts with us or any of our Subsidiaries

With the exception of our office of auditor, a Director may hold any other office or place of profit with us in conjunction with his or her office of Director for such period and upon such terms as the board of directors may determine, and may be paid such extra remuneration for that other office or place of profit, in whatever form, in addition to any remuneration provided for by or pursuant to the Articles of Association. A Director may be or

become a director, officer or member of any other company in which we may be interested, and shall not be liable to account to us or the members for any remuneration or other benefits received by him as a director, officer or member of such other company. The board of directors may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as we think fit, including the exercise in favor of any resolution appointing the directors or any of them to be directors or officers of such other company.

No Director or intended Director shall be disqualified by his or her office from contracting with us, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship established by it. A Director who is, in any way, materially interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his or her interest at the earliest meeting of the board of directors at which he or she may practically do so.

There is no power to freeze or otherwise impair any of the rights attaching to any share by reason that the person or persons who are interested directly or indirectly in that share have failed to disclose their interests to us.

A Director shall not vote or be counted in the quorum on any resolution of the board of directors in respect of any contract or arrangement or proposal in which he or she or any of his or her close associate(s) has/have a material interest, and if such Director shall do so, his or her vote shall not be counted nor shall such Director be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters:

•	the giving of any security or indemnity to the Director or his or her close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at our request of or for our benefit or any of our subsidiaries;

•	the giving of any security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which the Director or his or her close associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares, debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase, where the Director or his or her close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

•	any proposal or arrangement concerning the benefit of our employees or any of our subsidiaries, including the adoption, modification or operation of either: (i) any employees’ share scheme or any share incentive or share option scheme under which the Director or his or her close associate(s) may benefit; or (ii) any of a pension fund or retirement, death or disability benefits scheme which relates to Directors, their close associates and employees of ours or any of our subsidiaries and does not provide in respect of any Director or his or her close associate(s) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

•	any contract or arrangement in which the Director or his or her close associate(s) is/are interested in the same manner as other holders of shares, debentures or other securities of ours by virtue only of his or her/their interest in those shares, debentures or other securities.

Proceedings of the Board of Directors

The Articles of Association provide that subject to the provisions of the Cayman Companies Law, the Articles of Association, the applicable stock exchange rules and any directions given by Ordinary or Special Resolution, our business and affairs will be managed by, or under the direction or supervision of, the board of directors. The board of directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs. A duly convened meeting of the board of directors at which a quorum is present may exercise all powers exercisable by the board of directors. Subject to the provisions of the Articles of Association, the board of directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

Chairman and Vice-Chairman

The board of directors will have a chairman who is elected and appointed by the founder shareholders to act as the chairman at board meetings as long as the founder shareholders hold at least 50% of all outstanding voting powers of the shareholders. Where the founder shareholders do not have such voting power then the board of directors shall have a chairman elected and appointed by the board of directors to act as the Chairman at board meetings. A Vice-Chairman may be elected to act in the absence of the Chairman at board meetings in the same manner as above including Founding Shareholder appointment.

The period for which the Chairman and/or the Vice-Chairman shall hold office shall be determined in accordance with the Articles of Association. The chairman shall preside as Chairman at every meeting of the board of directors at which he is present. Where the Chairman is not present at a meeting of the board of directors, the Vice-Chairman, if any, shall act as Chairman, or in his absence, the attending directors of the board of directors may choose one director to be the chairman of the meeting.

Alterations to the Constitutional Documents and Our Name

To the extent that the same is permissible under Cayman Islands law and subject to the Articles of Association, our Articles of Association may only be altered or amended, and our name may only be changed, with the sanction of a Special Resolution of ours together with the consent of the founder shareholders as set out in our Articles of Association.

Liquidation Rights

If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set- off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.

Changes to Capital

Pursuant to the Articles of Association, we may from time to time by ordinary resolution:

•	increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

•	convert all or any of our paid-up shares into common shares and reconvert those common shares into paid-up shares of any denomination;

•	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Mergers and Consolidations

Our Articles of Association provide that subject to the Cayman Companies Law and the rules of any applicable stock exchange, we will, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, provided that any such merger or consolidation shall require the consent of the founder shareholders.

Meetings of Shareholders

Special and Ordinary Resolutions

Special resolutions must be passed in accordance with the Cayman Companies Law, which requires that resolutions must passed by at least two-thirds of our shareholders who are entitled to vote in person or by proxy at a general meeting where notice specifying the intention to propose such resolution as a special resolution has been duly given.

Under the Cayman Companies Law, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of our members as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of ours duly convened and held, and where relevant as a special resolution so passed.

Voting Rights and Right to Demand a Poll

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his or her name in our register of members, (each Class B common share shall entitle the holder to 10 votes on all matters subject to a vote at our general meetings) provided that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House or its nominee(s), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his or her votes or cast all the votes he or her does use in the same way.

At any general meeting, a resolution put to the vote of the meeting is to be decided by poll save that the chairman of the meeting may, pursuant to the applicable stock exchange listing rules, allow a resolution to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by (in each case by members present in person or by proxy or by a duly authorized corporate representative):

•	at least two members;

•	any member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

•	a member or members holding shares in us conferring a right to vote at the meeting on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Should a Clearing House or its nominee(s) be a member of ours, such person or persons may be authorized as it thinks fit to act as its representative(s) at any meeting of ours or at any meeting of any class of members of ours provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized in accordance with this provision shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or its nominee(s) as if such person were an individual member including the right to vote individually on a show of hands.

Where we have knowledge that any member is, under the applicable stock exchange rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

Annual General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call annual general meetings; however, our Articles of Association provide that we must hold an annual general meeting each year other than the year of adoption of our Articles of Association. Such meeting must be held at least once every calendar year and take place at such place as may be determined by the board of directors from time to time.

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our Class A common shares must have been paid.

Members Requisition of Meetings

Our Articles of Association provide that for so long as the founder shareholders, collectively hold 50% of all the voting powers of the shareholders, then shareholders who collectively hold a majority of all the outstanding voting power shall be entitled to request directors to convene an extraordinary general meeting of ours. In the event that the founder shareholders collectively, hold less than 50% of all the voting powers, then no shareholder shall have the power to make a requisition to convene a meeting to directors.

Notices of Meetings and Business to be Conducted

An annual general meeting of ours shall be called by at least 21 days’ (and not less than 20 clear business days’) notice in writing, and any other general meeting of ours shall be called by at least 14 days’ (and not less than 10 clear business days’) notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and, in the case of special business, the general nature of that business.

Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the Articles of Association shall be in writing, and may be served by us on any member personally, by post to such member’s registered address or (in the case of a notice) by advertisement in the newspapers. We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands Law, the applicable stock exchange rules and SEC requirements.

Subject to the Cayman Companies Law and the applicable stock exchange rules, a notice or document may also be served or delivered by us to any member by electronic means.

Although a general meeting of ours may be called by shorter notice than as specified above, every general meeting may be deemed to have been duly called if it is so agreed by all of our members entitled to attend and vote thereat.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of certain routine matters which shall be deemed ordinary business.

Quorum for meetings and separate class meetings

The quorum for a general meeting shall be one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum shall be persons holding or representing by proxy not less than two-thirds of the issued shares of the applicable class.

Proceedings at General Meetings

Our Articles of Association provide that no business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall represent a quorum.

Proxies

Any member of ours entitled to attend and vote at our meeting is entitled to appoint another person as his or her proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him or her and vote on his or her behalf at a general meeting of ours or at a class meeting. A proxy need not be a member of us and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he or her acts as proxy as such member could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he or she acts as proxy as such member could exercise if it were an individual member. On a poll or on a show of hands, votes may be given either personally (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his or her attorney duly authorized in writing, or if the appointor is a corporation, either under seal or under the hand of a duly authorized officer or attorney. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the board of directors may from time to time approve, provided that it shall not preclude the use of the two-way form. Any form issued to a member for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his or her intentions, to instruct the proxy to vote in favor of or against (or, in default of instructions, to exercise his or her discretion in respect of) each resolution dealing with any such business.

Accounts and Audit

The board of directors shall cause proper books of account to be kept of the sums of money received and expended by us, and of our assets and liabilities and of all other matters required by the Cayman Companies Law (which include all sales and purchases of goods by us) necessary to give a true and fair view of the state of our affairs and to show and explain our transactions.

Our books of accounts shall be kept at our head office or at such other place or places as the board of directors decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any account, book or document of ours except as conferred by the Cayman Companies Law, Nasdaq listing rules or ordered by a court of competent jurisdiction or authorized by the board of directors.

The board of directors shall from time to time cause to be prepared and laid before us at our annual general meeting the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity (including every document required by law to be annexed thereto), together with a copy of the Directors’ report and a copy of the auditors’ report. Copies of these documents shall be sent to every person entitled to receive notices our general meetings under the provisions of the Articles of Association together with the notice of annual general meeting, not less than 10 days before the date of the meeting.

We shall appoint auditor(s) to hold office from time to time and with such duties as may be agreed with the board of directors. The appointment of and provisions relating to auditors shall be in accordance with any applicable law and Nasdaq listing rules.

The auditors shall audit our financial statements in accordance with generally accepted accounting principles of IFRS or such other standards as may be permitted by Nasdaq.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Cayman Companies Law was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Cayman Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Cayman Islands Company Law

We were incorporated in the Cayman Islands as an exempted company on March 11, 2014, subject to the Cayman Companies Law. Certain provisions of Cayman Islands company law are set out below but this section does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of the Cayman Companies Law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

Protection of Non-controlling Shareholders

The Grand Court may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Cayman Companies Law, any shareholder may petition the Grand Court which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company;

•	an exempted company may register as a segregated portfolio company; and

•	an exempted company may register as a special economic zone company.

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

Company Operations

An exempted company such as us must conduct its operations mainly outside the Cayman Islands. An exempted company is also required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share Capital

Under Cayman Companies Law, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:

•	paying distributions or dividends to members;

•	paying up unissued shares of the company to be issued to members as fully paid bonus shares;

•	any manner provided in section 37 of the Cayman Companies Law;

•	writing-off the preliminary expenses of the company; and

•	writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

Notwithstanding the foregoing, no distribution or dividend may be paid to members out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course of business.

Subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if authorized to do so by its articles of association, by special resolution reduce its share capital in any way.

Financial Assistance to Purchase Shares of a Company or its Holding Company

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis.

Purchase of Shares and Warrants by a Company and its Subsidiaries

A company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a member and, for the avoidance of doubt, it shall be lawful for the rights attaching to any shares to be varied, subject to the provisions of the company’s articles of association, so as to provide that such shares are to be or are liable to be so redeemed. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares; an ordinary resolution of the company approving the manner and terms of the purchase will be required if the articles of association do not authorize the manner and terms of such purchase. A company may not redeem or purchase its shares unless they are fully paid. Furthermore, a company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the company other than shares held as treasury shares. In addition, a payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless, immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

Shares that have been purchased or redeemed by a company or surrendered to the company shall not be treated as canceled but shall be classified as treasury shares if held in compliance with the requirements of Section 37A(1) of the Cayman Companies Law. Any such shares shall continue to be classified as treasury shares until such shares are either canceled or transferred pursuant to the Cayman Companies Law.

A Cayman Islands company may be able to purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. Thus there is no requirement under Cayman Islands law that a company’s memorandum or articles of association contain a specific provision enabling such purchases. The directors of a company may under the general power contained in its memorandum of association be able to buy, sell and deal in personal property of all kinds.

A subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Dividends and Distributions

Subject to a cash-flow solvency test, as prescribed in the Cayman Companies Law, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

For so long as a company holds treasury shares, no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made, in respect of a treasury share.

Protection of Minorities and Shareholders’ Suits

It can be expected that the Cayman Islands courts will ordinarily follow English case law precedents (particularly the rule in the case of Foss vs. Harbottle and the exceptions to that rule) which permit a minority member to commence a representative action against or derivative actions in the name of the company to challenge acts which are ultra vires, illegal, fraudulent (and performed by those in control of the company) against the minority, or represent an irregularity in the passing of a resolution which requires a qualified (or special) majority which has not been obtained.

Where a company (not being a bank) is one which has a share capital divided into shares, the court may, on the application of members holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and, at the direction of the court, to report on such affairs. In addition, any member of a company may petition the court, which may make a winding-up order if the court is of the opinion that it is just and equitable that the company should be wound up.

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on a potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

Disposal of assets

There are no specific restrictions on the power of directors to dispose of assets of a company, however, the directors are expected to exercise certain duties of care, diligence and skill to the standard that a reasonably prudent person would exercise in comparable circumstances, in addition to fiduciary duties to act in good faith, for proper purpose and in the best interests of the company under English common law (which the Cayman Islands courts will ordinarily follow).

Accounting and Auditing Requirements

A company must cause proper records of accounts to be kept with respect to: (i) all sums of money received and expended by it; (ii) all sales and purchases of goods by it and (iii) its assets and liabilities.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

If a company keeps its books of account at any place other than at its registered office or any other place within the Cayman Islands, it shall, upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law (Revised) of the Cayman Islands, make available, in electronic form or any other medium, at its registered office copies of its books of account, or any part or parts thereof, as are specified in such order or notice.

Exchange Control

There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

Inspection of Corporate Records

The members of a company have no general right to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association.

Register of Members

A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law (Revised) of the Cayman Islands.

Register of Directors and Officers

Pursuant to the Cayman Companies Law, a company is required to maintain at its registered office a register of directors, alternate directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within 60 days of any change in such directors or officers, including a change of the name of such directors or officers.

Winding Up

A Cayman Islands company may be wound up by: (i) an order of the court; (ii) voluntarily by its members; or (iii) under the supervision of the court.

The court has authority to order winding up in a number of specified circumstances including where, in the opinion of the court, it is just and equitable that such company be so wound up.

A voluntary winding up of a company (other than a limited duration company, for which specific rules apply) occurs where the company resolves by special resolution that it be wound up voluntarily or where the company in general meeting resolves that it be wound up voluntarily because it is unable to pay its debt as they fall due. In the case of a voluntary winding up, the company is obliged to cease to carry on its business from the commencement of its winding up except so far as it may be beneficial for its winding up. Upon appointment of a voluntary liquidator, all the powers of the directors cease, except so far as the company in general meeting or the liquidator sanctions their continuance.

In the case of a members’ voluntary winding up of a company, one or more liquidators are appointed for the purpose of winding up the affairs of the company and distributing its assets.

As soon as the affairs of a company are fully wound up, the liquidator must make a report and an account of the winding up, showing how the winding up has been conducted and the property of the company disposed of, and call a general meeting of the company for the purposes of laying before it the account and giving an explanation of that account.

When a resolution has been passed by a company to wind up voluntarily, the liquidator or any contributory or creditor may apply to the court for an order for the continuation of the winding up under the supervision of the court, on the grounds that: (i) the company is or is likely to become insolvent; or (ii) the supervision of the court will facilitate a more effective, economic or expeditious liquidation of the company in the interests of the contributories and creditors. A supervision order takes effect for all purposes as if it was an order that the company be wound up by the court except that a commenced voluntary winding up and the prior actions of the voluntary liquidator shall be valid and binding upon the company and its official liquidator.

For the purpose of conducting the proceedings in winding up a company and assisting the court, one or more persons may be appointed to be called an official liquidator(s). The court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more than one person is appointed to such office, the court shall declare whether any act required or authorized to be done by the official liquidator is to be done by all or any one or more of such persons. The court may also determine whether any and what security is to be given by an official liquidator on his or her appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the court.

Reconstructions

Reconstructions and amalgamations may be approved by a majority in number representing 75 percent in value of the members or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. Whilst a dissenting member has the right to express to the court his or her view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, the courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management, and if the transaction were approved and consummated the dissenting member would have no rights comparable to the appraisal rights (that is, the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.

The Cayman Islands Economic Substance Law

The Cayman Islands recently enacted the International Tax Co-operation (Economic Substance) Law, 2018, or “The Economic Substance Law’” which became effective on January 1, 2019, together with Guidance Notes published by the Cayman Islands Tax Information Authority on February 22, 2019. The Company is required to comply with the economic substance requirements beginning on July 1, 2019 and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.

Takeovers

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent of the shares which are the subject of the offer accept, the offeror may, at any time within two months after the expiration of that four-month period, by notice require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the Cayman Islands courts within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

Mergers and Consolidations

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his or her interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the applicable stock exchange rules, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he or she has a personal interest provided that he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the applicable stock exchange listing rules, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his or her functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the applicable stock exchange listing rules, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Cumulative Voting

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

As described in further details above, the office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes any arrangement or composition with his or her creditors, (3) dies or is in the opinion of all his or her co-directors, incapable by reason of mental disorder of discharging his or her duties as director (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Transactions with Interested Shareholders

The DGCL provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owes duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Cayman Companies Law, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote).

Variation of Rights of Shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material contracts

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.”

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

The Cayman Islands currently has no exchange control restrictions.

In Brazil, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments have been registered with the Central Bank.

Under current Brazilian legislation, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For further information on Brazilian exchange controls, see “Item 3. Key Information—A. Selected financial data” and “Item 3. Key Information—D. Risk factors.”

E.	Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder and the other authorities described below as of the date hereof, which are subject to change.

Holders of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

Pursuant to section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet that:

(a)	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

(b)	no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (Revised).

The undertaking for the Company is for a period of 20 years from April 26, 2016.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is a description of the material U.S. federal income tax consequences of the ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the shares.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value;

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy,” we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of Class A common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and certain gains from transactions. Cash is a passive asset for these purposes. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We do not believe we were a PFIC for our 2018 taxable year, and based on the composition of our income and assets, and the value of our assets, we do not expect to be a PFIC for our current taxable year; however, because our PFIC status for any taxable year can be determined only after the end of such taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, our tax counsel cannot opine as to whether we will be a PFIC for our current taxable year or any future year. Moreover, there can be no assurance that the IRS will agree with our conclusion. In addition, because it is uncertain how certain services we offer and related assets will be treated for purposes of the PFIC rules, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our Class A common shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if our Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our Class A common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our Class A common shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose.

If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company’s subsidiaries that were also determined to be PFIC.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION BY U.S. HOLDERS OF OUR CLASS A COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATION.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.        Subsidiary information

See note 2.1 to our audited consolidated financial statements for a description of the Company’s subsidiaries.

J.       The Cayman Islands Economic Substance Law

The Cayman Islands recently enacted the International Tax Co-operation (Economic Substance) Law, 2018, or “The Economic Substance Law” which became effective on January 1, 2019, together with Guidance Notes published by the Cayman Islands Tax Information Authority on February 22, 2019. The Company is required to comply with the economic substance requirements beginning on July 1, 2019 and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Our overall market risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

 Foreign Exchange Risk

Foreign exchange risk arises when commercial transactions or recognized assets or liabilities are denominated in a currency that is not our functional currency.

Virtually all of our revenues and our expenses are denominated in, or linked to, the Brazilian Real. Accordingly, we do not face any significant revenue or operating expense exposure to fluctuations between the real and other currencies.

As of December 31, 2018, 2017 and 2016 we had cash and cash equivalents and short-term investments denominated in U.S. dollars and euros in the amount of R$254.9 million, R$232.5 million and R$202.9 million, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from short-term investments and long-term borrowings subject in each case to variable interest rates, principally the LIBOR rate for our short-term investments and the CDI Rate for our long-term borrowings.

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of December 31, 2018. For this analysis, we adopted as a probable scenario for the future interest rates of 6.55% for the CDI Rate. When estimating an increase or decrease in current interest rates for the period of one year by 25% and 50%, other financial income (in connection with short-term investments) and financial expense, net (in connection with long-term borrowings) would be impacted as follows:

		Scenarios
Transactions	Interest Rate Risk	Current Exposure	Decrease by 50%	Decrease by 25%	Increase by 25%	Increase by 50%
		(R$ millions)
Short-term investments	CDI variation	2,434.1	(75.6)	(37.8)	37.7	75.4
Loans and financing – Leasing and Private entities	CDI variation	758.8	26.4	14.0	(10.9)	(23.3)
Obligations to FIDC senior quota holders	CDI variation	2,074.5	72.8	36.4	(36.5)	(73.0)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrearages and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material modifications to instruments

Not applicable.

B.	Material modifications to rights

Not applicable.

C.	Withdrawal or substitution of assets

Not applicable.

D.	Change in trustees or paying agents

Not applicable.

E.	Use of proceeds

On April 2, 2019, our registration statement on Form F-1 (File No. 333-230642), as amended, was declared effective by the SEC for our follow on offering of our Class A common shares, pursuant to which certain of our selling shareholders offered and sold a total of 19,500,000 of our Class A common shares, par value $0.000079365 per share, at a public offering price of $40.50 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. acted as global coordinators for the offering. The offering began on April 2, 2019 and was completed on April 5, 2019.

Certain selling shareholders sold 19,500,000 Class A common shares for an aggregate price of approximately $770.0 million.

We did not receive any proceeds from the sale of Class A common shares by certain selling shareholders in our initial public offering.

Our expenses in connection with our follow on offering through April 5, 2019, other than underwriting discounts and commissions, were the following:

Expenses	Amount (US$)
U.S. Securities and Exchange Commission registration fee	128,350
FINRA filing fee	128,350
Printing and engraving expenses	175,000
Legal fees and expenses	475,000
Transfer agent and registrar fees	58,000
Accounting fees and expenses	192,000
Miscellaneous costs	51,000
Total	1,208,357

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

On October 24, 2018, our registration statement on Form F-1 (File No. 333-227634), as amended, was declared effective by the SEC for our initial public offering of our Class A common shares, pursuant to which we and certain of our selling shareholders offered and sold a total of 58,333,333 of our Class A common shares, par value $0.000079365 per share, at a public offering price of $24.00 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as global coordinators for the offering. The offering began on October 24, 2018 and was completed on October 29, 2018.

We sold 45,818,182 Class A common shares and certain selling shareholders sold 12,515,151 Class A common shares, including 7,608,695 Class A common shares purchased by the underwriters pursuant to their option to purchase additional shares, for an aggregate price of approximately $1,350.2 million.

On October 22, 2018, we entered into an agreement to sell U.S.$100.0 million of Class A common shares to Ant Financial in a placement exempt from registration under the U.S. Securities Act of 1933, as amended, or the “Ant Financial Placement.” The price per share sold in the Ant Financial Placement was US$24.00, being the price per share to the public in this offering and 4,166,666 Class A common shares were issued in the Ant Financial Placement. The offering was completed on November 21, 2018.

We received net proceeds of approximately US$1,140.1 million in the initial public offering and the Ant Financial Placement, after deducting underwriting discounts and commissions of approximately US$43.3 million and other expenses of approximately US$20.5 million. We did not receive any proceeds from the sale of Class A common shares by certain selling shareholders in our initial public offering.

Our expenses in connection with our initial public offering through December 31, 2018, other than underwriting discounts and commissions, were the following:

Expenses	Amount (US$)
U.S. Securities and Exchange Commission registration fee	205,948
Nasdaq listing fee	456,295
FINRA filing fee	229,446
Printing and engraving expenses	754,183
Legal fees and expenses	4,489,580
Transfer agent and registrar fees	28,759
Accounting fees and expenses	5,101,235
Financial advisory services	7,072,562
Miscellaneous costs	2,132,842
Total	20,470,850

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Vice President, Finance concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in internal control over financial reporting

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Application of New Accounting Standards and New Accounting Policies” for changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Ali Mazanderani and Roberto Moses Thompson Motta are audit committee financial experts, as that term is defined by the SEC, and are both independent for the purposes of SEC and Nasdaq rules.

ITEM 16B. Code of ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors and posted the full text of our code of ethics on the investor relations section of our website, www.stone.co. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information contained on our website to be a part of this Annual Report on Form 20-F.

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2018 and 2017. Our independent accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2018 and 2017.

	2018	2017
	(in thousands of reais)
Audit fees	6,125.0	2,678.0
Audit related fees	91.0	210.0
Tax fees	-	-
All other fees	-	-
Total	6,216.0	2,888.0

Audit fees

 Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-related fees

 Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax fees

 Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2018 or 2017.

All other fees

There were no other fees in 2018 or 2017.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young Auditores Independentes S.S., including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Ernst & Young Auditores Independentes S.S. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

None.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

We are subject to the Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees—Audit Committee” (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below and under “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

Majority of Independent Directors

The Nasdaq rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, two of our directors, Ali Mazanderani and Roberto Moses Thompson Motta, are independent. Within one year of the date of our initial public offering, three of our six directors are expected to be independent. We intend to appoint one additional independent board member within one year following our initial offering.

Compensation Committee

The Nasdaq rules applicable to U.S. companies require the company to have, and to certify that it has and will continue to have, a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our board of directors is responsible for determining the individual compensation of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board will review the performance of our executive officers, including the performance of our principal executive officer, who will be required to excuse him or herself from discussions regarding his or her performance and compensation.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

See our audited consolidated financial statements beginning at page F-1.

ITEM 19. Exhibits

1.1	Amended and Restated Articles of Association of StoneCo Ltd. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 16, 2018).

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.2	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 between Visa do Brasil Empreendimentos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.3***	License Agreement, dated as of December 21, 2015 between Mastercard International Incorporated and Stone Pagamentos S.A., including the Acceptance Letter, dated as of December 21, 2015, from Mastercard International Incorporated to Stone Pagamentos S.A.; the Summary of Licenses Granted, dated as of December 21, 2015; and Supplement to Mastercard License Agreement, effective as of April 19, 2016, between Mastercard International Incorporated and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.4	Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.5	Loan Agreement dated as of May 1, 2018 between Equals S.A. and DLP Pagamentos Brasil S.A. (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.6	English translation of FIDC AR1 Bylaws, as amended and restated, dated as of June 25, 2018 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.7	English translation of FIDC AR2 Bylaws, as amended and restated, dated as of June 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.8***	English translation of the Supply Agreement ( Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.9	Shareholders Agreement among StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.10	Registration Rights Agreement between StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited, Madrone Partners L.P. and the persons listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.11	DLP Payments Holdings Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.12	StoneCo Ltd. Contribution Agreement Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Auditores Independentes S.S.

99.1	Consent of IBOPE Inteligência, dated April 29, 2019

99.2	Consent of Neoway Business Solutions, dated April 29, 2019

101**†	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

***	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

†	To be filed by amendment.

Glossary of Terms

The following is a glossary of certain industry and other defined terms used in this annual report:

“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).

“active client” means a merchant that has completed at least one electronic payment transaction with us within the preceding 90 days.

“acquirer” means a payment institution that, without managing payment accounts, provides the following services: (i) accreditation of receivers for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (ii) participation in the settlement process of payment transactions as a creditor with respect to the card issuer, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants.

“Adjusted net margin” means adjusted net income (loss) divided by total revenue and income for any given period/year, and “Net margin” means profit (loss) divided by total revenue and income for any given period/year.

“APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components, which, together with our SDKs and other tools, enables developers and resellers to create applications that can easily connect and integrate with our payment processing technology platform.

“APMs” means alternative payment methods, and includes any payment method used by customers that is not a credit or debit transaction involving a major payment scheme. APMs include, but are not limited to, local meal voucher schemes and boletos.

“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A boleto can be paid in cash at a bank teller, at an ATM, or by bank transfer. Our payment platform and merchant account can be used to pay boletos.

“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).

“cardholder” means an applicant (either an individual or an entity) for a credit, prepaid or debit card that has been approved by a card issuer. The cardholder may use its card at any affiliated merchant.

“card brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards.

“card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from cardholders.

“CDI Rate” means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil.

“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).

“chargeback” means a claim where the consumer makes a purchase using a payment card and subsequently requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged). Chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services.

“clients” means integrated partners and merchants.

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“DOC” means credit document (documento de crédito), a means of making an electronic transfer of funds used in Brazil.

“EdB” means our subsidiary, MNLT Soluções de Pagamento S.A., which was formerly known as Elavon do Brasil Soluções de Pagamento S.A. prior to our acquisition of such entity on April 22, 2016, or the “EdB Acquisition”.

“ERP” means enterprise resource planning.

“eWallet” means a digital wallet that offers clients the ability to make payments online using a variety of payment methods, including credit or debit cards, without having to type in the card details each time.

“FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Instruction No. 356/01, as amended from time to time, including by CVM Instruction No. 489/11 and CVM Instruction No. 531/13.

“FIDC AR1” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão de Credito—Stone, a FIDC launched by the Group in June 2017 in order to raise capital.

“FIDC AR2” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores De Cartão De Credito—Stone II, a FIDC launched by the Group in November 2017 in order to raise capital.

“FIDC TAPSO” means TAPSO—Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Group to provide working capital solutions to clients.

“gateway” means an online application that connects an e-commerce point of sale to the payment processor enabling online payment transactions.

“integrated partners” means PSPs, ISVs and marketplaces.

“interchange fee” means a fee paid by the acquirer to the card issuer (via the payment scheme settlors) for transaction established in the scope of a payment scheme.

“ISV” means integrated software vendor.

“marketplace” means digital platforms that enable sellers and buyers in specific market segments to connect more effectively.

“merchant” means any person, entity or organization that accepts electronic payment transactions for the payment of goods or services.

“merchant discount rate” or “MDR” means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

“net merchant discount rate” or “net MDR” means the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes.

“payment institution” means a legal entity that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in article 6, item III, of Law 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Central Bank has opted to narrow the definition of payment institutions as set out in Law 12,865/13 to include only those entities that can be classified into one of the following three categories: (i) issuer of electronic money (prepaid payment instruments), (ii) issuer of postpaid payment instruments (e.g., credit cards), and (iii) acquirers.

“payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end users (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

“payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Visa and Mastercard are major payment scheme settlors.

“POS” means a point of sale where a transaction is completed. “POS devices” allow merchants to accept payments where a sale is made, whether inside an establishment or in outdoor or mobile environments.

“PSP” means payment services providers, which are firms that contract with a merchant to provide them with payment acceptance solutions.

“reconciliation provider” means a service provider that integrates with, among other agents, acquirers and gateways in order to provide to merchants with a reconciliation of receivables resulting from their transactions, chargebacks and refunds. Equals is a reconciliation provider that offers reconciliation solutions.

“SDK” means software development kit, which is typically a set of software development tools that allows for the creation of applications for software packages or frameworks, hardware platforms, computer or operating systems or similar development platforms.

“SPB” or “Brazilian Payments System” (Sistema de Pagamentos Brasileiro) means all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer, and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Brazilian Federal Law No. 12,865/13 dated as of May 17, 2013, payment schemes and payment institutions.

“Take rate” means the sum of our net revenue from transaction activities and other services, net revenue from subscription services and equipment rental and financial income, divided by our TPV.

“TPV” means total payment volume, which is the value of payments successfully processed through our integrated platform, net of cancellations and chargebacks.

“transaction” means, unless the context otherwise requires, any and all electronic payment transactions for the acquisition of goods and services.

“transaction volume” means the volume of transactions captured, processed, transmitted, and settled by acquirers or any other entity responsible for the settlement of transactions.

“UMBNDES Rate ” means a floating exchange rate based on a monetary unit of the BNDES, which is based on a basket of currencies including the US dollar, the euro and other currencies.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

StoneCo Ltd.

Date:	April 29, 2019	By:	/s/ Thiago dos Santos Piau
			Name:	Thiago dos Santos Piau
			Title:	Chief Executive Officer

Date:	April 29, 2019	By:	/s/ Marcelo Baldin
			Name:	Marcelo Baldin
			Title:	Vice President, Finance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of StoneCo LTD (the “Company”), formerly known as DLP Payments Holdings Ltd. as of December 31, 2018 and 2017, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Adoption of New Accounting Standard – IFRS 9 – Financial Instruments

As discussed in Note 3.19 to the consolidated financial statements, the Company changed its method of accounting for accounts receivable from card issuers at fair value through other comprehensive income (“FVOCI”) in 2018 due to adoption of IFRS 9 – Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil,

March 15, 2019

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	6	297,929	641,952
Short-term investments	7	2,770,589	201,762
Accounts receivable from card issuers	8	9,244,608	5,078,430
Trade accounts receivable	9	44,616	23,120
Recoverable taxes	10	56,918	39,147
Prepaid expenses		15,066	10,391
Derivative financial instruments assets		1,195	-
Other accounts receivable		6,860	4,722
		12,437,781	5,999,524
Non-current assets
Receivables from related parties	19	8,095	9,078
Deferred tax assets	11	262,668	198,234
Other accounts receivable		8,507	3,446
Investment in associate		2,237	1,743
Property and equipment	12	266,273	189,631
Intangible assets	13	307,657	234,088
		855,437	636,220

Total assets		13,293,218	6,635,744

Liabilities and equity
Current liabilities
Accounts payable to clients	14	4,996,102	3,637,510
Trade accounts payable	15	117,836	53,238
Loans and financing	18	761,056	13,839
Obligations to FIDC senior quota holders	18	16,646	8,695
Labor and social security liabilities	16	96,732	35,959
Taxes payable	17	51,569	35,905
Derivative financial instruments liabilities		586	-
Other accounts payable		14,248	38,417
		6,054,775	3,823,563

Non-current liabilities
Loans and financing	18	1,395	3,032
Obligations to FIDC senior quota holders	18	2,057,925	2,056,331
Share-based payments	26	-	217,487
Deferred tax liabilities	11	80,223	52,268
Provision for contingencies	20	1,242	486
Other accounts payable		4,667	-
		2,145,452	2,329,604

Total liabilities		8,200,227	6,153,167

Equity	21
Issued capital		62	46
Capital reserve		5,351,873	967,749
Other comprehensive income		(56,334)	2,595
Accumulated losses		(202,276)	(503,018)
Equity attributable to owners of the parent		5,093,325	467,372
Non-controlling interests		(334)	15,205
Total equity		5,092,991	482,577

Total liabilities and equity		13,293,218	6,635,744

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss and other comprehensive income

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2018	2017	2016

Net revenue from transaction activities and other services	23	514,602	224,215	121,119
Net revenue from subscription services and equipment rental	23	213,679	104,952	54,686
Financial income	23	801,322	412,178	247,397
Other financial income	23	49,578	25,273	16,718

Total revenue and income		1,579,181	766,618	439,920

Cost of services		(323,039)	(224,109)	(133,187)
Administrative expenses		(252,852)	(174,601)	(106,107)
Selling expenses		(190,177)	(92,018)	(49,524)
Financial expenses, net		(301,065)	(237,094)	(244,676)
Other operating expenses, net		(69,264)	(134,151)	(55,706)
	24	(1,136,397)	(861,973)	(589,200)

Gain (loss) on investment in associates		(445)	(310)	59
Profit (loss) before income taxes		442,339	(95,665)	(149,221)

Current income tax and social contribution	11	(154,882)	(5,682)	(262)
Deferred income tax and social contribution	11	17,770	(3,622)	27,292
Net income (loss) for the year		305,227	(104,969)	(122,191)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value through other comprehensive income		(13,969)	-	-
Gain on available-for-sale financial assets		-	2,595	-
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net gain on equity instruments designated at fair value through other comprehensive income	7	954	-	-
Other comprehensive income (loss) for the year, net of tax		(13,015)	2,595	-

Total comprehensive income (loss) for the year, net of tax		292,212	(102,374)	(122,191)

Net income (loss) attributable to:
Owners of the parent		301,232	(108,731)	(119,827)
Non-controlling interests		3,995	3,762	(2,364)
		305,227	(104,969)	(122,191)

Total comprehensive income (loss) attributable to:
Owners of the parent		287,961	(106,136)	(119,827)
Non-controlling interests		4,251	3,762	(2,364)
		292,212	(102,374)	(122,191)
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 1.30	R$ (0.49)	R$ (0.61)
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 1.29	R$ (0.49)	R$ (0.61)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total
Balance as of January 1, 2016		30	471,811	—	3,522	475,333	—	(274,460)	200,903	17,227	218,130

Capital increase	21/29	11	472,390	—	—	472,390	—	—	472,401	12,857	485,258
Share-based payments – Class C	21		—	—	10,842	10,842	—	—	10,842	—	10,842
Acquisition of non-controlling interest	29	—	—	(4,913)	—	(4,913)	—	—	(4,913)	116	(4,797)
Dilution of non-controlling interest	29	—	—	(30,282)	—	(30,282)	—	—	(30,282)	30,282	—
Loss for the year		—	—	—	—	—	—	(119,827)	(119,827)	(2,364)	(122,191)
Balance as of December 31, 2016		41	944,201	(35,195)	14,364	923,370	—	(394,287)	529,124	58,118	587,242

Capital increase	21/29	8	527,523	—	—	527,523	—	—	527,531	1,483	529,014
Repurchase of shares	21	(3)	(280,822)	—	—	(280,822)	—	—	(280,825)	—	(280,825)
Acquisition of non-controlling interest	29	—	—	(198,013)	—	(198,013)	—	—	(198,013)	(52,467)	(250,480)
Dilution of non-controlling interest	29	—	—	(4,309)	—	(4,309)	—	—	(4,309)	4,309	—
Loss for the year		—	—	—	—	—	—	(108,731)	(108,731)	3,762	(104,969)
Other comprehensive income for the year		—	—	—	—	—	2,595	—	2,595	—	2,595

Balance as of December 31, 2017		46	1,190,902	(237,517)	14,364	967,749	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)	3.19	—	—	—	—	—	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018		46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21/29	16	4,302,919	—	—	4,302,919	—	—	4,302,935	1,992	4,304,927
Transaction costs	1.1	—	(75,774)	—	—	(75,774)	—	—	(75,774)	—	(75,774)
Repurchase and cancelation of shares	21	—	—	—	(142,440)	(142,440)	—	—	(142,440)	—	(142,440)
Issuance of shares for business acquisition	5.2	—	22,000		—	22,000	—	—	22,000	—	22,000
Reclassification of share-based payments liability to equity	26	—	—	—	217,487	217,487	—	—	217,487	—	217,487
Grant of share-based payments	26	—	—	—	46,091	46,091	—	—	46,091	—	46,091
Acquisition of non-controlling interest	29	—	—	13,841	—	13,841	—	—	13,841	(20,636)	(6,795)
Net income for the year		—	—	—	—	—	—	301,232	301,232	3,995	305,227
Other comprehensive income for the year		—	—	—	—	—	(13,271)	—	(13,271)	256	(13,015)

Balance as of December 31, 2018		62	5,440,047	(223,676)	135,502	5,351,873	(56,334)	(202,276)	5,093,325	(334)	5,092,991

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of cash flows

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Notes	2018	2017	2016
Operating activities
Net income (loss) for the year		305,227	(104,969)	(122,191)

Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12/13	92,333	57,208	42,957
Deferred income tax expenses	11	(17,770)	3,622	(27,292)
Loss (gain) on investment in associates		445	310	59
Other financial costs and foreign exchange, net		126,756	71,920	(26,765)
Provision for contingencies	20	778	424	108
Share-based payments expense	26	46,091	138,937	53,059
Allowance for doubtful accounts	8/9	14,271	2,716	1,967
Impairment of intangible assets	13	4,764	-	-
Loss on disposal of property, equipment and intangible assets	30	10,712	5,461	1,139
Onerous contract		(415)	(5,650)	(4,020)
Fair value adjustment to derivatives		(609)	-	-
Remeasurement of previously held interest in subsidiary acquired	5	(21,441)	-	-
Others		-	2,068	1,087

Working capital adjustments:
Accounts receivable from card issuers		(3,990,395)	(1,774,348)	(1,461,281)
Receivables from related parties		3,986	(7,052)	(1,386)
Recoverable taxes		(98,695)	(33,709)	3,922
Prepaid expenses		(4,675)	(6,418)	(3,387)
Trade and other accounts receivable		(36,855)	(15,627)	(2,618)
Accounts payable to clients		570,132	210,251	982,513
Taxes payable		183,921	33,635	3,717
Labor and social security liabilities		59,069	15,892	(1,116)
Accounts payable to related parties		-	-	(691)
Provision for contingencies		(22)	(51)	(10)
Trade and other accounts payable		50,910	24,734	11,212
Interest paid		(141,447)	(47,501)	(7,348)
Interest income received, net of costs		514,788	147,444	63,074
Income tax paid		(87,442)	(3,246)	(113)

Net cash used in operating activities		(2,415,583)	(1,283,949)	(493,404)

Investing activities
Purchases of property and equipment	30	(140,887)	(140,982)	(31,621)
Purchases and development of intangible assets	13	(44,838)	(21,283)	(11,481)
Acquisition of subsidiary, net of cash acquired	5	(2,940)	-	7,377
Proceeds from (acquisition of) short-term investments, net		(2,557,312)	(145,517)	216,661
Proceeds from the disposal of non-current assets		13,421	9,028	9,758
Acquisition of interest in associates		(4,549)	(1,220)	(780)
Proceeds from the disposal of assets held for sale		-	300	-

Net cash used in investing activities		(2,737,105)	(299,674)	189,914

Financing activities
Proceeds from borrowings	18	746,909	-	950
Payment of borrowings		(3,665)	(11,655)	(96,469)
Proceeds from FIDC senior quota holders	18	10,000	2,053,273	-
Payment of finance leases	18	(14,296)	(12,983)	(9,355)
Capital increase, net of transaction costs	21/29	4,229,153	529,014	485,258
Repurchase of shares	21	(142,440)	(280,825)	-
Acquisition of non-controlling interests		(30,773)	(223,399)	(2,398)

Net cash provided by financing activities		4,794,888	2,053,425	377,986

Effect of foreign exchange on cash and cash equivalents		13,777	1,506	12,609
Change in cash and cash equivalents		(344,023)	471,306	87,107
Cash and cash equivalents at beginning of year	6	641,952	170,646	83,539

Cash and cash equivalents at end of year	6	297,929	641,952	170,646

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 54.5% of Class B common shares, whose ultimate parent is an investment fund owned by the co-founder individuals, VCK Investment Fund Limited SAC.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

In December 2016, the Group launched an investment fund known as Fundo de Investimento em Direitos Creditórios (“FIDC”), TAPSO FIDC (“FIDC TAPSO”) in order to provide working capital solution to clients. In addition, in June 2017 and November 2017, the Group launched two additional FIDCs, FIDC Bancos Emissores de Cartão de Crédito—Stone (“FIDC AR 1”) and FIDC Bancos Emissores de Cartão de Crédito—Stone II (“FIDC AR 2”) in order to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables, such as credit card receivable.

On September 4, 2018, the Group acquired control of Equals S.A. (“Equals”), a subsidiary that provides reconciliation services of payment transactions to clients, in which the Group previously held significant influence through its interest of 30%. Information on the acquisition is provided in Note 5.

On October 14, 2018, the Company carried out a share split of 126:1 (one hundred twenty-six for one). As a result, the share capital represented by 1,757,558 shares was increased to 221,452,308 shares. The share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data (Note 22) as if the share split had been in effect for all periods presented.

1.1.	Initial Public Offering and resulting transactions

On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,103,822 thousand. The Company received net proceeds of US$ 1,060,544 thousand (or R$3,923,785), after deducting US$ 43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 20,471 thousand (or R$ 75,774) regarding other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on October 25, 2018 under the symbol “STNE”.

Simultaneously with the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in the IPO, resulting in proceeds of US$ 100 million (or R$ 375,910).

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par Participações S.A. (“DLP Par”) were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described above.

The Consolidated Financial Statements were approved at the Board of Directors’ meeting on March 15, 2019.

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	2018	2017

DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	24.70
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”) (*)	Brazil	Holding company	100.00	97.58
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	97.58
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	97.58
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	97.58
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	99.99	97.57
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	99.99	97.57
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	51.98
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	97.29
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	29.27
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	-
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	99.98	-
TAPSO FIDC (“TAPSO”) (Note 3.2)	Brazil	Receivables investment fund	100.00	97.58
FIDC AR1 (Note 3.2 / Note 19(a))	Brazil	Receivables investment fund	100.00	97.58
FIDC AR2 (Note 3.2 / Note 19(a))	Brazil	Receivables investment fund	100.00	97.58

(*) Formerly known as DLP Brasil Participações S.A.

On February 7, 2018, the Group established Stone Franchising, an unlisted company based in São Paulo, Brazil, to manage activities related to franchises, royalties and rights to use trademarks and image.

On July 17, 2018, the Group established TAG, an unlisted company based in São Paulo, Brazil, with the purpose of managing an electronic platform to register financial assets.

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par, equivalent to 47,996 shares of StoneCo Brasil, were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described in Note 1 above. This resulted in the increase of Group’s interest in DLP Par, and consequently in StoneCo Brasil, to 100.00%.

2.2.	Associates

On June 21, 2018, the Group acquired a 27.06% interest in Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) for R$ 2,366 fully paid by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for investments in equity instruments and accounts receivable from card issuers that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders.”

Consolidation of a structured entity

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

In December 2016, the Group launched FIDC TAPSO to provide working capital solutions to clients. In June 2017 and November 2017, the Group launched FIDC AR1 and FIDC AR2, respectively, to raise funds through the issuance of quotas in order to fund the Group’s operations and prepayment activities.

Based on the contractual terms, the Group assessed that the FIDCs are structured entities under IFRS 10 and that the Group controls them. See Note 4(g) for further details.

3.3.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income and consolidated statement of financial position.

3.4.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency for all of the Company’s subsidiaries is also the Brazilian reais.

Transactions in foreign currencies are initially recorded by the Group’s entities in Brazilian reais at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and acquisition of POS equipment.

3.5.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (“SPPI”)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

Financial assets at amortized cost (debt instruments)

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other accounts receivable and loans to directors included under receivables from related parties.

Financial assets at FVOCI (debt instruments)

The Group measures debt instruments at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group’s debt instruments at FVOCI includes accounts receivable from card issuers.

Financial assets designated at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category, included in short-term investments.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes listed equity investments under short—term investments, which the Group had not irrevocably elected to classify at FVOCI. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition or those already defaulted, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at FVOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at FVOCI comprise solely of accounts receivable from card issuers that are graded in the top investment category (Very Good and Good) by major rating agencies and, therefore, are considered to be low credit risk investments. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from at least one major rating agency both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other accounts payables, loans and financing including bank overdrafts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated its financial liability related to share-based payments as at FVPL.

Amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings, including loans and financing and obligations to FIDC senior quota holders.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Discount fee charged for the prepayment to clients of their installment receivables from us is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Financial income is recognized once the client has elected for the receivable to be prepaid.

Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 27.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

iv) Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting for its derivative financial instruments.

3.6.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

Group as lessee

A lease is classified at the inception date as a finance lease or an operating lease. Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.

Finance leases are capitalized at the commencement of the lease at the lower of the inception date fair value of the leased asset and the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine, if not, the lessee’s incremental borrowing rate shall be vised. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in net revenue from subscription services and equipment rental.

3.7.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Pin Pads & POS	3
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5

Leasehold improvements are amortized using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

3.8.	Intangible assets, other than goodwill

i)	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

ii)	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than (i) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2018 and 2017, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
Software	5
Customer relationships	10
Trademarks and patents	1-2

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

3.9.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

i)	Goodwill

Goodwill is monitored by management at the level of the cash-generating units (CGU). Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single CGU and, therefore, goodwill impairment test is performed at the single operating segment level.

The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. See Note 13 for a discussion of the model and key assumptions.

ii)	Other non-financial assets

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

3.10.	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

3.11.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures includes prepaid software licenses, certain consulting services and insurance premiums.

3.12.	Taxes

Current income and social contribution taxes

Income taxes are comprised of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for income tax (25%) and Social Contribution (9%), on an accrual basis, paying taxes based on the monthly estimate.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares.

Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (PIS) (a)	1.65%	1.65%	0.65%
Contribution on gross revenue for social security financing (COFINS) (a)	7.60%	7.60%	4.00%
Taxes on service (ISS) (b)	2.00%	—	—
Social security levied on gross revenue (INSS) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Buy4, Equals and Mundipagg pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

In addition, please see Note 10 for information in relation to contribution over revenue (PIS/COFINS) paid in the prior periods and recovered subsequently.

Tax on purchases

Taxes paid on purchase of goods and services can normally be recovered as tax credits, at the following statutory rates:

Rate
Contribution on gross revenue for social integration program (PIS)	1.65%
Contribution on gross revenue for social security financing (COFINS)	7.60%

3.13.	Revenue and income

Revenue is recognized when the Group has transferred control of the goods or services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those goods or services. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The Group recognizes revenues from:

(a)	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

(b)	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation solutions and business automatization solutions, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors and holds the hardware in property & equipment until leased to a customer.

Contracts with Multiple Performance Obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

(c)	Financial income

Comprised of discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid.

(d)	Other financial income

Mainly comprised of interest generated by bank savings accounts and by deposits with Brazilian courts for judicial deposits.

3.14.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund senior quota holders, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.15.	Employee benefits

i)	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii)	Share-based payments

The Group has equity settled and cash settled share-based payment plans, under which the management commits shares or optional cash amounts based on the price or value of shares to employees and non-employees in exchange for services.

Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

Cash settled transactions

The Group classifies cash settled share-based payment transactions with employees and non-employees within liabilities and initially measures the cost of the services received based on the fair value of the liability. This liability is remeasured at the end of each reporting period up to the date of settlement, such that the liability ultimately is measured at the fair value of the liability on the date of settlement.

The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 4(b). Activity relating to share-based payments is discussed further in Note 26.

iii)	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.16.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle:

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	is a cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.17.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired.

Impairment losses relating to goodwill are not reversed in future periods.

3.18.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

3.19.	New and amended standards and interpretations

i)	New and amended standards and interpretations adopted

The Group applied IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments for the first time on January 1, 2018. The nature and effect of the changes as a result of adoption of these new standards are described below.

Some other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group decided not to early adopt any other standard, interpretation or amendments that had been issued but are not yet effective.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a five-step model to account for revenues from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and related interpretations, and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The Group adopted IFRS 15 on its effective date, January 1, 2018, using the modified retrospective approach, and there was no impact on the Group’s consolidated financial statements, except for the required additional disclosures.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which supersedes IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Group applied IFRS 9 prospectively on January 1, 2018. The Group has not restated comparative information, which continues to be reported under IAS 39. The effects of adopting IFRS 9 have been recognized directly in retained earnings and in other comprehensive income in equity.

a)	Classification and measurement

Under IFRS 9, the Group classifies its accounts receivable from card issuers at FVOCI given the fact that they are held to collect contractual cash flows and to sell. Such receivables were previously measured at amortized cost under IAS 39. Accordingly, changes in fair value are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, gains and losses on de-recognition, and foreign exchange gains and losses, which are recognized in profit or loss.

Trade accounts receivable are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest. As such, the Group’s trade accounts receivable continue to be measured at amortized cost.

The effect of applying the classification and measurement principles of IFRS 9 to the opening balance resulted in a reduction of R$ 70,896 in accounts receivable from card issuers as a result of re-measurement to fair value at January 1, 2018, with a corresponding adjustment of R$ 46,791 to equity, net of deferred income taxes of R$ 24,105.

The table below shows financial instruments under their previous classification in accordance with IAS 39 and their new measurement categories in accordance with IFRS 9.

			At January 1, 2018
			IFRS 9 measurement category
IAS 39 measurement category	At December 31, 2017	Re- measurement	Amortized cost	FVPL	FVOCI
Loans and receivables
Accounts receivable from card issuers	5,078,430	(70,896)	-	-	5,007,534
Trade accounts receivable	23,120	(760)	22,360	-	-
Other accounts receivable	8,168		8,168	-	-
Fair value through profit or loss
Short-term investments	157,238	-	-	157,238	-
Available-for-sale
Short-term investments	44,524	-	-	36,960	7,564

Total financial assets	5,311,480	(71,656)	30,528	194,198	5,015,098
Amortized cost
Accounts payable to clients	3,637,510	-	3,637,510	-	-
Trade accounts payable	53,238	-	53,238	-	-
Loans and financing	16,871	-	16,871	-	-
Obligations to FIDC senior quota holders	2,065,026	-	2,065,026	-	-
Other accounts payable	38,417	-	38,417	-	-

Total financial liabilities	5,811,062	-	5,811,062	-	-

b)	Impairment

IFRS 9 requires the Group to record expected credit losses on debt securities, loans and trade accounts receivable, for 12 months or on a lifetime basis. The Group has undertaken an analysis of the impact of adopting the expected credit loss model. Based on the history of defaults as well as the expected nature and level of risk associated with loans and receivables, at December 31, 2017, an increase of R$ 760 to the provision for losses on trade accounts receivable was recorded, with a corresponding adjustment of R$ 502 to the opening equity, net of deferred income tax asset of R$ 257.

c)	Effects of changes from initial adoption

The effect of the initial adoption of IFRS 9 is as follows:

	Attributable to owners of the parent
	Other components of equity	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total Equity
Balance as of December 31, 2017	967,795	2,595	(503,018)	467,372	15,205	482,577
Re-measurement of assets categorized at FVOCI (a)	-	(69,178)	-	(69,178)	(1,718)	(70,896)
Provision for losses in trade accounts receivable (b)	-		(742)	(742)	(18)	(760)
Deferred tax asset	-	23,520	252	23,772	590	24,362
Net effect of adjustments for initial adoption	-	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018 after initial adoption	967,795	(43,063)	(503,508)	421,224	14,059	435,283

IFRS 2 Classification and Measurement of Share-based Payment Transactions—Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The adoption date of these amendments is January 1, 2018. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Group has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments did not affect the previous plans and was adopted at inception of the share-based payments transactions of the period.

ii)	New accounting standards not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC-15 – Operating Leases-Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to the recognition of finance leases under IAS 17. On the commencement date of the lease agreement, the lessee will recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term. The lessee will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

The Group will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of below US$ 5,000.

As at the reporting date, the Group has non-cancellable operating lease commitments of R$ 44, 414. See Note 28.

The Group expects to recognize lease liabilities of approximately R$ 40,000 on January 1, 2019 and right-of-use assets in the same amount.

IFRIC 23 – Uncertainty over Income tax treatments

On June 7, 2017, the IFRS Interpretations Committee (“IFRS IC”) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.

The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

The Group will adopt IFRIC 23 on its effective date, January 1, 2019, using the simplified retrospective approach, and do not expect to have any impact on the Group’s consolidated financial statements.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

The IASB (‘Board’) has issued a narrow-scope amendment to IFRS 9 to enable companies to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at FVPL.

Negative compensation arises where the contractual terms permit the borrower to prepay the instrument before its contractual maturity, but the prepayment amount could be less than unpaid amounts of principal and interest. However, to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract”. The Group concluded there was no impact of this amendment to IFRS 9 on the Group’s consolidated financial statements.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that pose a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:

(a)	Provision for expected credit losses of accounts receivable from card issuers and trade accounts receivable

The Group uses a provision matrix to calculate ECLs for accounts receivable from card issuers and trade accounts receivable. The provision rates are based on days past due for groupings of various clients segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions.

The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s accounts receivable from card issuers and trade accounts receivable are disclosed in Notes 8 and 9 respectively.

(b)	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

In December 2018, the Group reviewed the useful lives of its Property and Equipment and verified that due to technology improvements and use, Pin Pads and POSs should depreciate faster than initially established. Therefore, the Group adjusted the useful life of this group of assets from 5 to 3 years. There is no evidence that indicated that other useful lives should be revised.

Based on past events and future expectations, the Group identified that Pin Pads and POSs have a residual value at the end of their estimated useful life of 30% of the initial cost. The Group identified that there is an active market and therefore, deducted the residual value of the initial cost of this group of assets to determine its depreciable cost.

The Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

The effect of the change in the useful life mentioned above were treated in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 Property, Plant and Equipment which resulted in an increase of R$ 4,602 in the depreciation expense in the current year.

(c)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

(d)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

(e)	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

(f)	Provisions for contingencies

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

(g)	Provision for antifraud losses

A provision is recorded based on the estimated losses related to warranties provided by the Group in relation to the antifraud product sold to clients, under which the Group assumes the risk of losses related to any chargeback occurring within 120 days following the transaction date.

Management estimates the related provision for future losses based on historical losses information, as well as recent trends that might suggest that past cost information may differ from future losses. The assumptions made in relation to the current year are consistent with those in the prior year. Factors that could impact the estimated loss information include the success of the Group’s fraud prevention initiatives. As of December 31, 2018, this provision had a carrying amount of R$ 2,861 (2017—R$ 1,317).

(h)	Consolidation of structured entities

The Group considers the FIDC AR1, FIDC AR2 and TAPSO to be structured entities as defined by IFRS 10. The Group holds all subordinated quotas issued by the FIDCs AR, representing approximately 10% of the total outstanding quotas and TAPSO representing approximately 99%, while third-party partners hold all senior quotas, representing approximately 90% of the total outstanding quotas of FIDCs AR and 1% of TAPSO.

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these FIDCs. In addition, senior quota holders receive a remuneration every six months and the senior quotas must be fully redeemed by us at the end of the third annual period. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

In accordance with IFRS 10, the Group concluded it controls FIDC AR1, FIDC AR2 and TAPSO and, therefore, they are consolidated in the Group’s financial statements. The senior quotas are accounted for as a financial liability under “Obligations to FIDC senior quota holders” and the remuneration paid to senior quota holders is recorded as interest expense. See Note 18(a) for further details.

5.	Business combinations

5.1.	Acquisition of MNLT Soluções de Pagamentos S.A. (“MNLT”) formerly known as Elavon do Brasil S.A. (“EdB”)

On April 22, 2016, Stone acquired 100% of the shares of MNLT. MNLT is a payment solution company formed in 2011 as a joint venture among Elavon Inc., USB Americas Holding Company and Banco Citibank S.A.

MNLT’s activities are to accredit clients, which includes the provision of capture, routing, processing and settlement services for credit and debit card transactions, as well as related services. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and increase access to clients and business partners in the industry.

(i)	Fair value measurement

The fair value of identifiable assets and liabilities of MNLT on the acquisition date was as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	7,377
Accounts receivable	1,210,373
Other receivables	21,065
Property and equipment (Note 12)	63,218
Intangible assets—Customer relationship (Note 13)	93,442
Intangible assets—Trademark use right (Note 13)	12,491
Other intangible assets (Note 13)	13,573
Deferred tax asset	160,738

1,582,277
Liabilities
Accounts payable	(1,558,908)
Loans and financing (Note 18)	(56,684)
Onerous contracts	(9,051)
Other liabilities	(33,315)
Deferred tax liability	(38,501)

(1,696,459)

Net identifiable liabilities acquired	(114,182)

Goodwill on acquisition (Note 13)	114,182

Total consideration transferred	—

The fair value and gross contractual amount of trade accounts receivable was the same—R$ 1,210,373.

Goodwill comprises the value of expected synergies arising in the business combination.

Intangible assets acquired

The following intangible assets met the criteria in IAS 38—Intangible Assets for recognition:

Assets	Amount	Method	Expected amortization period
Customer relationship	93,442	Multi-period Excess Earnings Method—MEEM	10 years
Trademark use right	12,491	Relief from royalty	1 year

(ii)       Revenue and profit contribution

From the acquisition date, MNLT contributed total revenue and income of R$ 167,362 and a pretax income of R$ 4,718 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2016.

Had the business combination occurred at the beginning of 2016, MNLT would have contributed total revenue and income of R$ 228,690 and pretax loss of R$ 67,502, therefore, the Group’s consolidated total revenue and income would have been R$ 501,248 and the pretax loss would have totaled R$221,230 for the year ended December 31, 2016.

b.       Purchase consideration—cash outflow

Consideration paid in cash	—
Net cash acquired	7,377
Net cash flow on acquisition (a)	7,377

(a)       Included in the cash flow from investing activities

Acquisition-related costs

Acquisition-related transaction costs totaling R$ 1,727 were recognized in other expenses in the statement of profit or loss.

5.2.	Acquisition of Equals S.A.

On April 25, 2016, the Company’s subsidiary StoneCo Brasil acquired a 30% interest in Equals S.A. (“Equals”) and an option to acquire up to an additional 20% interest for R$ 2,000 adjusted by inflation, exercisable in full or partially at any moment until April 24, 2019.

On September 4, 2018, the Group acquired control of Equals through the exercise of the option and the acquisition of an additional 6% interest of the outstanding equity interest in Equals. In addition, the Group acquired the remaining 44% interest through the issuance of the Company’s shares upon consummation of the Company’s IPO. As a result, the Group obtained the whole ownership of Equals.

Equals’ activities are to provide financial reporting and reconciliation solutions to enable clients to monitor all payment flow data from their providers. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and to offer additional services and value added to its clients and business partners in the industry.

The consolidated financial statements include the results of Equals for the period from the acquisition date.

i)	Consideration transferred

The fair value of the consideration transferred was as follows:

At September 4, 2018
Cash consideration paid to the selling shareholders (a)	3,000
Shares of the Company issued to selling shareholders (b)	22,000
Total fair value of consideration transferred to selling shareholders	25,000
Capital contribution related to option exercised (c)	2,184
Fair value of previously held interest in Equals	22,816
Total fair value of consideration	50,000

(a)	consideration paid in cash for the acquisition of additional 6% interest, representing 3,600 outstanding shares held by the selling shareholders.

(b)	consideration price for the acquisition of the remaining 44% interest in Equals at fair value of R$ 22,000, through the issuance of 1,856 (after share split 233,856) shares of the Company, transferred to the selling shareholders after completion of the Company’s IPO.

(c)	exercise of the option for, whereby 17,142 new shares of Equals were issued, representing an increase of 20% to the previously held interest.

As a result, the Group recognized a gain of approximately R$ 21,441 for the difference between the previously held 50% interest in Equals, after option exercise, at fair value, in the amount of R$ 25,000, and its carrying amount, in the amount of R$ 3,559, including the capital contribution at option exercise. The gain was included in other operating income in the statement of profit and or loss.

ii)	Fair value measurement

The fair value of identifiable assets acquired and liabilities assumed of Equals on the acquisition date was as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	60
Trade accounts receivable	798
Other current assets	312
Receivables to related parties	1,057
Property and equipment	428
Intangible assets—Software (internally developed)	34,539
Intangible assets—Customer relationship	2,103
Intangible assets—Non-compete agreement	1,659
Deferred tax assets	108
41,064
Liabilities
Trade accounts payable	(419)
Labor and social security liabilities	(1,704)
Taxes payable	(225)
Payables to related parties	(244)
Deferred tax liabilities	(12,960)
(15,552)

Net identifiable assets acquired	25,512
Goodwill on acquisition	24,488
Total consideration transferred	50,000

Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of Equals with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Intangible assets acquired

The following intangible assets met the criteria in IAS 38—Intangible Assets for preliminary recognition:

Assets	Amount	Method	Expected amortization period
Software (internally developed)	34,355	Multi-period Excess Earnings Method—MEEM	10 years
Customer relationship	2,103	Cost approach	3 years
Non-compete agreement	1,659	With and without method	5 years

iii)	Revenue and profit contribution

From the acquisition date, Equals contributed total revenue and income of R$ 5,389 and pretax income of R$669 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2018.

Had the business combination occurred at the beginning of 2018, Equals would have contributed total revenue and income of R$ 14,370 and pretax loss of R$ 385. Therefore, the Group’s consolidated total revenue and income would have been R$ 1,588,161 and the pretax income would have totaled R$ 441,071 for the year ended December 31, 2018.

iv)	Purchase consideration—cash outflow

Consideration paid in cash	(3,000)
Net cash acquired	60
Net cash flow on acquisition (a)	(2,940)

(a)	Included in the cash flow from investing activities.

v)	Acquisition-related costs

Acquisition-related transaction costs totaling R$ 100 were recognized in other expenses in the statement of profit or loss.

6.	Cash and cash equivalents

	2018	2017

Short-term bank deposits—denominated in R$	235,488	611,254
Short-term bank deposits—denominated in US$	62,441	30,698
	297,929	641,952

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

Cash and cash equivalents are measured at fair value and classified as Level 1 under the fair value level hierarchy. See Note 27 for further details.

7.	Short-term investments

	2018	2017
Listed securities (a)
Bonds	2,752,743	157,238
Unlisted securities (b)
Investment funds	9,328	36,960
Equity securities	8,518	7,564
	2,770,589	201,762

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2018, listed securities are mainly indexed to 95% CDI rate (2017 – 3.95% per year in US Dollars). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2018 of R$ 954 (2017 - R$ 2,595) was recognized in other comprehensive income.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 27. Short-term investments are denominated in Brazilian reais, U.S. dollars and EURO.

8.	Accounts receivable from card issuers

	2018	2017
Accounts receivable from card issuers (a)	9,195,466	5,029,407
Accounts receivable from other acquirers (b)	54,968	49,023
Allowance for expected credit losses	(5,826)	-
	9,244,608	5,078,430

(a)       Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)       Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2018, R$ 2,166,132 of the total Accounts receivable from card issuers are held by FIDC AR 1 and AR 2 (2017 - R$ 2,244,576). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

The movement in the allowance for expected credit losses of accounts receivable from card issuers:

	2018	2017
Adoption of new accounting standard (IFRS 9)	760	-
Charge for the year	5,066	-
At December 31	5,826	-

i)	Classification as accounts receivable

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

ii)	Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.5 (i) for further details.

Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 27.

9.	Trade accounts receivable

	2018	2017
Accounts receivable from clients	32,823	19,078
Other trade accounts receivable	19,538	9,090
Allowance for expected credit losses	(7,745)	(5,048)
	44,616	23,120

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services and Pin Pads & POS sales to other customers. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

The Group records an allowance for expected credit losses of trade receivables from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.5 (i) for further details.

The movement in the allowance for expected credit losses of trade receivables:

	2018	2017
At January 1	5,048	3,205
Charge for the year	12,257	3,943
Reversal	(3,051)	(1,227)
Write-off	(6,509)	(873)
At December 31	7,745	5,048

10.	Recoverable taxes

	2018	2017
Prepayments of income taxes (IRPJ and CSLL)	243	3,457
Withholding income tax on finance income (a)	52,836	32,528
Contributions over revenue (b)	3,053	1,354
Withholding taxes on sales (c)	327	1,501
Other taxes	459	307
	56,918	39,147

(a)	This refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

(c)	Taxes withheld by customers on invoices from services rendered in Brazil, including PIS and COFINS. Refer to Note 3.12 for further information about the nature of these taxes.

11.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis. See current income tax positions in recoverable taxes (Note 10) and taxes payable (Note 17).

Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31, 2018 and 2017:

	2018	2017	2016
Profit (loss) before taxes	442,339	(95,665)	(149,221)
Brazilian statutory rate	34%	34%	34%
Tax (expense) benefit at the statutory rate	(150,395)	32,526	50,735

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	(3,283)	(37,098)	(32,819)
Other permanent differences	(2,871)	(3,805)	(743)
Equity pickup on associates	169	105	(20)
Unrecorded deferred taxes	(652)	(1,332)	(3,237)
Use of tax losses previously unrecorded	2,689	218	324
Previously unrecognized deferred income tax on unused tax losses	—	—	11,109
Previously unrecognized deferred income tax on temporary differences	—	—	1,653
Unrealized gain on previously held interest on acquisition	7,290	—	—
Tax incentives for cultural sponsorship	3,300	—	—
Research and development tax benefit	4,026	—	—
Other tax incentives	2,616	82	28
Total income tax and social contribution (expense) gain	(137,112)	(9,304)	27,030
Effective tax rate	(31%)	(10%)	18%

Current income tax and social contribution	(154,882)	(5,682)	(262)
Deferred income tax and social contribution	17,770	(3,622)	27,292
Total income tax and social contribution (expense) gain	(137,112)	(9,304)	27,030

Deferred income taxes

Net changes in deferred income taxes relate to the following:

	2018	2017

At January 1	145,966	149,588
Adoption of new accounting standard	24,362	-
At January 1	170,328	149,588
Losses available for offsetting against future taxable income	(8,328)	9,735
Tax credit carryforward	18,762	1,339
Temporary differences under FIDC	(16,095)	(24,203)
Share-based payments	16,103	3,636
Deferred income taxes arising from business combinations	(12,852)	-
Amortization of intangible assets acquired in business combinations	4,180	5,090
Changes in FVOCI	7,198	-
Others	3,149	781
At December 31	182,445	145,966

Deferred tax assets on tax losses	174,380	182,708
Deferred tax assets on temporary differences (a)	88,288	15,526
Deferred tax liabilities (b)	(80,223)	(52,268)
Deferred tax, net	182,445	145,966

(a)	The mainly temporary differences are the tax credit on assets measured at FVOCI and under expenses carryforward.

(b)	The mainly deferred tax liabilities are under intangible assets acquired in business combination and FIDC.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards in StoneCo Brasil of R$ 3,397 (2017 – R$ 4,511) for which a deferred tax asset was not recognized, and for the Group’s other subsidiaries of R$ 2,042 (2017 – R$ 848) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

12.	Property and equipment

	Balance at 12/31/2016	Additions	Disposals	Transfers	Balance at 12/31/2017	Business combination	Additions	Disposals	Transfers	Balance at 12/31/2018
Cost

Pin Pads & POS	85,039	75,442	(16,644)	-	143,837	-	136,819	(25,180)	(515)	254,961
IT equipment	14,947	43,713	(58)	(2,603)	55,999	576	18,542	(124)	361	75,354
Facilities	415	1,445	-	2	1,862	-	117	(457)	459	1,981
Leasehold improvements	8,467	7,881	-	22	16,370	-	349	(3,692)	6,117	19,144
Machinery and equipment	6,936	2,786	(247)	2,518	11,993	2	1,587	(50)	515	14,047
Furniture and fixtures	2,461	2,738	-	62	5,261	6	1,633	(245)	194	6,849
Telephony equipment	175	1	-	(1)	175	-	-	-	-	175
Vehicles	415	2	(3)	-	414	-	-	(324)	-	90
Construction in progress	1,149	6,974	(992)	-	7,131	-	-	-	(7,131)	-
	120,004	140,982	(17,944)	-	243,042	584	159,047	(30,072)	-	372,601
Depreciation

Pin Pads & POS	(20,473)	(23,158)	5,874	-	(37,757)	-	(44,698)	12,290	421	(69,744)
IT equipment	(3,432)	(4,879)	7	644	(7,660)	(152)	(13,971)	-	-	(21,783)
Facilities	(60)	(240)	-	-	(300)	-	(504)	95	-	(709)
Leasehold improvements	(1,424)	(2,460)	-	-	(3,884)	-	(4,207)	1,241	-	(6,850)
Machinery and equipment	(882)	(1,596)	126	(626)	(2,978)	(1)	(2,383)	50	(421)	(5,733)
Furniture and fixtures	(225)	(448)	-	(18)	(691)	(3)	(690)	30	-	(1,354)
Telephony equipment	(45)	(36)	-	-	(81)	-	(30)	-	-	(111)
Vehicles	(41)	(19)	-	-	(60)	-	(18)	34	-	(44)
	(26,582)	(32,836)	6,007	-	(53,411)	(156)	(66,501)	13,740	-	(106,328)

Property and equipment, net	93,422	108,146	(11,937)	-	189,631	428	92,546	(16,332)	-	266,273

i)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2018	2017	2016
Cost of services	54,203	31,224	20,113
General and administrative expenses	38,130	25,984	22,845
Depreciation and Amortization charges	92,333	57,208	42,958
Depreciation charge	66,501	32,836	21,352
Amortization charge (Note 13)	25,832	24,372	21,605
	92,333	57,208	42,957

ii)	Impairment loss and compensation

As of December 31, 2018, 2017 and 2016, there were no indicators of impairment of property and equipment.

iii)	Leased assets

The Group holds equipment under non-cancelable finance lease agreements. The lease terms are between 3 and 15 years, after which the ownership of the assets is transferred to the Group.

Assets under finance lease agreements included in “Pin Pad & POS” and “Machinery and Equipment” are as follows:

	2018	2017	2016
Cost - capitalized finance leases	7,643	8,070	8,070
Accumulated depreciation	(6,470)	(6,259)	(5,314)
Net book value	1,173	1,811	2,756

iv)	Property and equipment pledged as collateral

Finance leases and bank borrowings are collateralized by the Group’s assets with acquisition cost amounts as follows:

	2018	2017	2016
Furniture and fixtures	748	748	748
IT equipment	6,380	6,380	6,380
Leasehold improvements	-	427	427
Machinery and equipment	515	515	515
Total	7,643	8,070	8,070

13.	Intangible assets

	Balance at 12/31/2016	Additions	Disposals	Transfers	Balance at 12/31/2017	Business combination	Additions	Disposals	Impairment	Balance at 12/31/2018
Cost

Goodwill - acquisition of subsidiaries	118,706	-	-	-	118,706	24,488	-	-	-	143,194
Customer relationship	97,355	-	-	-	97,355	2,103	-	(30)	-	99,428
Trademark use right	12,491	-	-	-	12,491	-	-	-	-	12,491
Trademarks and patents	45	-	-	-	45	1,659	-	-	-	1,704
Software	30,394	16,514	(2,550)	(1,295)	43,063	34,544	22,840	-	(4,764)	95,683
Licenses for use - payment arrangements	4,039	1,488	-	-	5,527	-	5,910	-	-	11,437
Software in progress	-	3,281	(90)	1,295	4,486	-	19,701	(7,071)	-	17,116
Others	876	-	(176)	-	700	-	726	(700)	-	726
	263,906	21,283	(2,816)	-	282,373	62,794	49,177	(7,801)	(4,764)	381,779
Amortization

Customer relationship	(7,477)	(9,344)	10	-	(16,811)	-	(9,760)	-	-	(26,571)
Trademark use right	(8,658)	(3,833)	-	-	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	-	-	-	-	-	-	(113)	-	-	(113)
Software	(6,940)	(10,169)	255	(176)	(17,030)	(5)	(13,311)	-	-	(30,346)
Licenses for use - payment arrangements	(801)	(611)	-	176	(1,236)	-	(2,278)	-	-	(3,514)
Others	(302)	(415)	-	-	(717)	-	(370)	-	-	(1,087)
	(24,178)	(24,372)	265	-	(48,285)	(5)	(25,832)	-	-	(74,122)

Intangible assets, net	239,728	(3,089)	(2,551)	-	234,088	62,789	23,345	(7,801)	(4,764)	307,657

Impairment of intangible assets

As of December 31, 2018 the Group has recognized an impairment loss on software, in the amount of R$ 4,764. As of December 31, 2017 there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test as of December 31, 2018 and 2017 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 11.8% and the growth rate applied to perpetuity cash-flow is 6.0% that considers long-term local inflation and long-term real growth.

The key assumptions used in value in use calculation and sensitivity to changes in assumptions are as follows:

•	Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Considered a pre-tax discount rate applied to cash flow of 11.8%, based on long-term interest rate, equity risk premium, industry beta and other variables.

•	Considered a perpetuity growth rate of 6.0%, based on long-term local inflation and real growth.

Therefore, the goodwill impairment testing considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 3.0 basis points in perpetuity rate after the fifth year and an increase of 5.0 basis points in pre-tax discount rate, and it did not resulted in the impairment of the goodwill.

14.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

As of December 31, 2018, accounts payable to clients was R$ 4,996,102 (2017 – R$ 3,637,510).

15.	Trade accounts payable

	2018	2017
Domestic trade accounts payable	115,672	50,799
Foreign suppliers	1,736	2,159
Other	428	280
	117,836	53,238

Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable approximate their fair value, due to their short-term nature.

16.	Labor, social security and share-based payment liabilities

	2018	2017
Labor liabilities and related social charges	26,669	13,565
Accrued annual payments and related social charges	70,063	22,394
Total labor and social security liabilities	96,732	35,959
Share-based payments (Note 26)	-	217,487
Total share-based payments	-	217,487

The carrying amount of Labor and social security liabilities approximate fair value, due to their short-term nature. See further details on Share-based payments in Note 26.

17.	Taxes payable

	2018	2017
Contributions over revenue (PIS and COFINS) (a)	22,212	14,008
Taxes on services (ISS) (b)	9,504	117
Withholding taxes from services taken (c)	4,838	3,117
Social security levied on gross revenue (INSS) (d)	123	324
Withholding income tax (e)	8,527	13,028
Income tax (IRPJ and CSLL) (f)	5,944	4,605
Other taxes and contributions	421	706
	51,569	35,905

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(b)	ISS is recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(c)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(d)	The entities Buy4, Equals and Mundipagg pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

(e)	For some entities in the Group, advances for the payment of income tax are paid during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(f)	The expense for current income tax is recognized in the statement of profit or loss under “Income tax and social contribution” against tax payable. However, for some entities in the Group, advances for the payment of income tax are paid during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

18.	Loans and financing

As of December 31, 2018 and 2017, loans and financing are as follows:

	Average annual interest rate %	Maturity	2018	2017
Obligations to FIDC AR senior quota holders (a)	106.8% of CDI Rate*	Jun/20, Dec/20	6,408	8,695
Obligations to FIDC TAPSO senior quota holders (b)	118.0% of CDI Rate*	Sep/19	10,238	-
Leasing (c)	CDI Rate* + 2.1% per year	Feb/19	783	10,476
Leasing (c)	7.1% per year	Jul/20	1,496	-
Finame (d)	UMBNDES** + 4.0% per year	Jul/19	750	3,363
Loans with private entities (e)	103.0% of CDI Rate*	Oct/19	758,027	-
Current portion of debt			777,702	22,534

Obligations to FIDC AR senior quota holders (a)	106.8% of CDI Rate*	Jun/20, Dec/20	2,057,925	2,056,331
Leasing (c)	CDI Rate* + 2.1% per year	Feb/19	-	2,041
Leasing (c)	7,1% per year	Jul/20	1,395	-
Finame (d)	UMBNDES** + 4.0% per year	Jul/19	-	991
Non-current portion of debt			2,059,320	2,059,363
Total debt			2,837,022	2,081,898

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

**	“UMBNDES rate” means a floating exchange rate based on a monetary unit of the BNDES, which is based on a basket of currencies including the U.S. dollar, the Euro and other currencies.

(a)	Obligations to FIDC AR senior quota holders

The FIDC AR1 and FIDC AR2 were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas. Senior quotas of FIDC AR1 and FIDC AR2 bear interest at 106.8% of the CDI rate and receive interest payments every six months. At the end of the third annual period, the senior quotas must be fully redeemed.

(b)	Obligations to FIDC TAPSO senior quota holders

In August 2018, the Group raised a total of R$ 10,000, by issuing one-year senior quotas of the FIDC TAPSO to a pool of institutional investors. The senior quotas have a benchmark return rate of 118% of the CDI rate per year and receive interest payments every six months. At the end of the first year, the senior quotas must be fully redeemed. Accordingly, these senior quotas mature in September 2019.

(c)	Finance lease liabilities

The Group has lease agreements in order to finance the acquisition of POS and Pin Pads to be leased to the clients, as well as other fixed assets. The lease agreements provide a purchase option of the financed equipment and fixed assets by the Group.

The Group’s obligations under finance leases are effectively secured by the lessor’s title to the leased assets. Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

	2018	2017
Within one year	2,341	11,421
After one year but no more than 5 years	1,556	2,225
Total minimum lease payments	3,897	13,646
Future finance charges on finance leases	(223)	(1,129)
Present value of minimum lease payments	3,674	12,517

(d)	Finame

Bank borrowings mature through 2019 and bear average interest of UMBNDES Rate + 4.0% per year. The maturity dates are as follows:

	2018	2017
Less than 12 months	750	3,363
1-5 years	-	991
	750	4,354

(e)	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction is a revolving loan, at a discount rate equivalent to 103.0% of the CDI Rate, and has a maturity of 12 months. Accounts receivables from card issuers are used as collateral, in the equivalent amount of 106% of loan balance.

(f)	Changes in loans and financing

	Balance at 12/31/2017	Funding	Payment	Interest	Balance at 12/31/2018
Obligations to FIDC AR senior quota holders	2,065,026	-	(141,297)	140,604	2,064,333
Obligations to FIDC TAPSO senior quota holders	-	10,000	-	238	10,238
Finance lease	12,517	4,339	(14,296)	1,114	3,674
Bank borrowings	4,354	-	(3,815)	211	750
Loans with private entities	-	746,909	-	11,118	758,027
Total	2,081,897	761,248	(159,408)	153,285	2,837,022

Current	22,534				777,702
Noncurrent	2,059,363				2,059,320

	Balance at 12/31/2016	Funding	Payment	Interest	Balance at 12/31/2017
Obligations to FIDC AR senior quota holders	—	2,054,256	(42,939)	53,709	2,065,026
Finance lease	22,311	—	(12,983)	3,189	12,517
Bank borrowings	18,516	—	(16,218)	2,056	4,354
Total	40,827	2,054,256	(72,140)	58,954	2,081,897

Current	22,802				22,534
Noncurrent	18,025				2,059,363

19.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	2018	2017
Sales of services
Associates (legal and administration services) *	159	232
	159	232
Purchases of goods and services
Entity controlled management personnel**	(7,730)	(6,537)
Associates (transaction services) *	(397)	(61)
	(8,127)	(6,598)

*	Related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

**	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2018	2017
Receivables from related parties
Associates	13	386
Loans to key management personnel	8,082	8,692
	8,095	9,078

As of December 31, 2018, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

(c)	Key management personnel compensation

Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the year ended December 31, 2018 and 2017, compensation expense was as follows:

	2018	2017
Short-term benefits	5,330	3,873
Share-based payments (note 26)	19,941	122,577
	25,271	126,450
20.	Provision for contingencies

The Group companies are party to tax, labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount and nature of the liabilities is summarized as follows:

	2018	2017
Civil	991	426
Labor	251	60
Total	1,242	486

•	MNLT, Stone, Pagar.me, Cappta and Mundipagg are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	2018	2017
Civil	50,473	54,296
Labor	4,348	3,482
Total	54,821	57,778

The nature of the liabilities is summarized as follows:

•	Stone is party to an injunction filed by a financial institution against an accredited client in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited client resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. The amount of the lawsuit as of December 31, 2018 is R$ 44,776 (2017 - R$ 44,786).

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 2,205 (2017 - R$ 2,471); (ii) issues related to the bank slip product, totaling R$ 446 (2017 – R$ 3); and (iii) disputes related to merchants of credit card receivables, totaling R$ 555 (2017 – R$ 4,687).

21.	Equity

i.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

ii.	Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

•	each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•	upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Below are the issuances and repurchases of shares during 2016, 2017 and 2018 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Class C (cancelled)	Total

At January 1, 2016	-	165,699,072	-	165,699,072
Issuance	39,493,440	13,860	-	39,507,300
At December 31, 2016	39,493,440	165,712,932	-	205,206,372

Issuance	21,909,132	-	8,035,020	29,944,152
Repurchase and cancellation	(627,102)	(11,027,394)	(339,948)	(11,994,444)
At December 31, 2017	60,775,470	154,685,538	7,695,072	223,156,080

Issuance	4,276,916	-	-	4,276,916
Initial public offering	54,902,209	(9,084,027)	-	45,818,182
Vested awards	5,742,843	-	-	5,742,843
Repurchase and cancellation	-	-	(1,814,022)	(1,814,022)
Reclassification	-	5,881,050	(5,881,050)	-
At December 31, 2018	125,697,438	151,482,561	-	277,179,999

During 2016, the Company received capital contributions in which 110 ordinary voting shares (or 13,860 Class B common shares after split and reclassification) and 313,440 ordinary non-voting shares (or 39,493,440 Class A common shares after split and reclassification) were issued for an amount of R$ 472,401 to owners of the parent, and for an amount of R$ 12,857 to non-controlling interest.

In 2017, the Company had capital contributions in which 173,882 ordinary non-voting shares (or 21,909,132 Class A common shares after split and reclassification) were issued for an amount of R$527,531 to owners of the parent, and for an amount of R$ 1,483 to non-controlling interest.

In addition, during 2017, the Company repurchased 95,194 shares (or 11,994,444 shares after share split) which were cancelled. Total consideration paid for these shares was R$ 280,825.

In January 2018, the Company received capital contributions for an amount of R$ 3,240 for the issuance of 875 ordinary non-voting shares (or 110,250 Class A common shares after share split and reclassification).

In July 2018, 14,397 Class C shares (or 1,814,022 Class B common shares after split and reclassification) were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

As mentioned in Note 26, the Group granted 45,249 (after share split 5,701,374) new awards of restricted share units (“RSUs”), stock options and incentive shares. Approximately 9,000 (after share split 1,134,000) awards were reserved as anti-dilutive shares to be issued to the Company’s controlling shareholders pro-rata upon vesting of the granted RSUs and stock option awards described in Note 19.

As a result of the completion of the IPO described in Note 1, new shares were issued in October 2018 as follows:

(i)	45,818,182 new Class A common shares sold by the Company in the IPO;

(ii)	4,906,456 new Class A common shares sold by the selling shareholders in the IPO (and the related conversion of Class B common shares in connection with such sale);

(iii) 5,543,090 new Class A common shares as a result of the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (and the related conversion of Class B common shares in connection with such sale);

(iv)	4,166,666 new Class A common shares sold by the Company in the placement exempt from registration;

(v)	5,333,202 new Class A common shares issued to certain employees upon consummation of the IPO in exchange for equity awards that they hold in subsidiaries;

(vi)	146,806 new Class A common shares underlying outstanding RSUs that vested in connection with the IPO plus 28,979 new Class A common shares granted to the founder shareholders as anti-dilutive shares pro rata upon the vesting of such RSUs, both including additional RSU awards vested in connection with the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (Note 26);

(vii)	233,856 new Class A common shares as part of the purchase price consideration for the acquisition of the remaining 44.0% interest in Equals, effective upon the consummation of the IPO (Note 5);

During 2018, the Company received total capital contributions of R$ 4,229,153.

As of December 31, 2018 and 2017, all issued shares were paid in full.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

22.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

During 2018 and 2017, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	Liability and equity classified Class C Shares (prior to share reclassification) granted to founders and executives on multiple dates from 2015 through 2017 were issued on July 7, 2017. Upon grant and prior to the issuance of those shares, the founders and executives held a right to participate evenly in dividends when declared on ordinary shares.

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings (losses) as if all earnings (losses) for the year had been distributed. In determining the numerator of basic EPS, earnings (loss) attributable to the Group is allocated as follows:

	2018	2017	2016
Net income (loss) attributable to Owners of the Parent	301,232	(108,731)	(119,827)
Less: Net loss allocated to participating share grants of the Company	-	(2,025)	(2,844)
Less: Net loss allocated to participating shares of Group companies	(126)	(20)	(94)
Numerator of basic and diluted EPS	301,358	(106,686)	(116,889)

As of December 31, 2018, the shares issued in connection with the acquisition of Equals (Note 5) were adjusted to basic and diluted EPS calculation since the acquisition date. On September 1, 2018, the Group granted RSU and stock options (Note 26), which are included in diluted EPS calculation for the year then ended.

As of December 31, 2017, the Group had no outstanding and unexercised options to purchase shares and, as such, basic and diluted EPS are the same for the year then ended.

As of December 31, 2016, the Group had outstanding and unexercised options to purchase 187,236 shares, all of which were anti-dilutive. As such, were not included in the calculation of diluted earnings per share for the year then ended.

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2018, 2017 and 2016 (in thousands except share and per share amounts):

	2018	2017	2016
Numerator of basic EPS	301,358	(106,686)	(116,889)

Equals’ acquisition	33,316	-	-
Weighted average number of outstanding shares	232,499,264	215,571,771	191,225,664
Denominator of basic EPS	232,532,580	215,571,771	191,225,664

Basic earnings (loss) per share - R$	1.30	(0.49)	(0.61)

	2018	2017	2016
Numerator of diluted EPS	301,358	(106,686)	(116,889)

Equals’ acquisition	33,316	-	-
Share-based payments	1,748,001	-	-
Weighted average number of outstanding shares	232,499,264	215,571,771	191,225,664
Denominator of diluted EPS	234,280,581	215,571,771	191,225,664

Diluted earnings (loss) per share - R$	1.29	(0.49)	(0.61)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 1).

23.	Total revenue and income

	2018	2017	2016
Transaction activities and other services	587,299	267,509	139,696
(-) Taxes and contributions on revenue	(72,687)	(42,555)	(18,423)
(-) Other deductions	(10)	(739)	(154)
Net revenue from transaction activities and other services	514,602	224,215	121,119
Equipment rental and subscription services	235,682	118,335	62,046
(-) Taxes and contributions on revenue	(21,062)	(10,697)	(6,693)
(-) Other deductions	(941)	(2,686)	(667)
Net revenue from subscription services and equipment rental	213,679	104,952	54,686
Financial income	842,025	434,251	259,844
(-) Taxes and contributions on financial income	(40,703)	(22,073)	(12,447)
Financial income	801,322	412,178	247,397
Other financial income (a)	49,578	25,273	16,718
Total revenue and income	1,579,181	766,618	439,920

Timing of revenue recognition
Recognized at a point in time	514,602	224,215	121,119
Recognized over time	1,064,579	542,403	318,801
Total revenue and income	1,579,181	766,618	439,920

(a)	Other financial income mainly includes interest accrued in bank saving accounts and judicial deposits held by Brazilian courts for judicial disputes.

24.	Expenses by nature

	2018	2017	2016

Personnel expenses (Note 25)	421,240	336,902	146,001
Financial expenses (a)	301,065	237,094	244,676
Transaction and client services costs (b)	163,561	126,870	82,837
Depreciation and amortization	92,333	54,584	40,925
Third parties services	42,875	32,932	19,014
Marketing expenses and sales commissions (c)	40,890	26,521	24,638
Facilities expenses	34,095	26,066	14,447
Travel expenses	19,414	12,943	5,439
Other	20,924	8,061	11,223
Total expenses	1,136,397	861,973	589,200

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

25.	Employee benefits

	2018	2017	2016
Wages and salaries	242,147	146,153	72,093
Social security costs	70,988	36,577	15,721
Profit sharing and annual bonuses	47,262	15,235	5,128
Share-based payments	60,843	138,937	53,059
	421,240	336,902	146,001

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. All related amounts are recorded in profit or loss for each year.

26.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2018, 2017 and 2016.

	Equity					Liability
	Class C	RSU	Option	Incentive	Total	Class C	Incentive	Total	Total

Number of shares

As of December 31, 2015	519,246	-	-	-	519,246	-	-	-	519,246
Granted	924,966	-	-	-	924,966	3,545,388	-	3,545,388	4,470,354
As of December 31, 2016	1,444,212	-	-	-	1,444,212	3,545,388	-	3,545,388	4,989,600

Granted	-	-	-	-	-	3,045,420	5,028,282	8,073,702	80,073,702
Repurchased	(339,948)	-	-	-	(339,948)	-	-	-	(339,948)
As of December 31, 2017	1,104,264	-	-	-	1,104,264	6,590,808	5,028,282	11,619,090	12,723,354

Granted	-	5,261,256	135,198	304,920	5,701,374	-	-	-	5,701,374
Issued	-	(146,806)	-	-	(146,806)	-	-	-	(146,806)
Reclassified	6,590,808	-	-	5,028,282	11,619,090	(6,590,808)	(5,028,282)	(11,619,090)	-
Repurchased	(1,814,022)	-	-	-	(1,814,022)	-	-	-	(1,814,022)
Converted	(5,881,050)			-	(5,881,050)	-	-	-	(5,881,050)
As of December 31, 2018	-	5,114,450	135,198	5,333,202	10,582,850	-	-	-	10,582,850

Class C ordinary shares

The Group granted fully vested share awards from January 2015 to January 2017 entitling key founders and senior executives the issuance of Class C ordinary shares in the Group.

In July 2017, Class C Shares were issued to a holding vehicle in which the key founders and senior executives are shareholders.

The Class C Shares are subject to a 10-year lock-up period, however transfer of the Class C Shares during the lock-up period is permitted subject to approval by the Board of Directors of the Group.

Two of the key founders of the Group who received Class C Shares are two of the three board members of the holding vehicle and the Group. As board members of the Group, these key founders had the ability to approve a redemption of their Class C Shares pursuant to the terms of the articles of association at their discretion, thus creating an in-substance put option. As such, the grants to these key founders are liability classified. This liability was measured at fair value on the grant dates and remeasured subsequently every reporting date. The change in the fair value of the liability was recognized through profit and loss at each reporting date. For the year ended December 31, 2017 the Group recognized R$ 121,219 in compensation expense relating to Class C Shares granted to founders.

Effective January 1, 2018, the articles of association were modified to create an independent committee to approve any share redemptions of founders within the holding vehicle (including redemption of interests in the Group), which removed the mechanism that had allowed the founders to be able to put the shares to the Group. Therefore, the Class C Shares held by the founders were reclassified to equity.

The other key executives who were granted Class C Shares do not have control of the Group and therefore do not have the ability to control the redemption of their shares. Therefore, such awards were classified as equity. These equity grants were measured at fair value with an associated compensation expense fully recognized on the grant date.

In July 2018, 14,397 Class C shares (or 1,814,022 Class B common shares after share split and reclassification) were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which are then exchanged for common shares in DLP Par. Incentive shares are subject to a lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the then-current fair market value of StoneCo Brasil (determined as the current share price in a public market or the latest private funding round valuation if still private plus applicable accumulated interest subject to approval from DLP Capital and DLP Par and a preemptive right of DLP Capital and DLP Par to purchase the shares at the same price offered by a third-party buyer). If a participant ceases employment for any reason before the end of the 10 years lock-up period, DLP Par and DLP Capital each have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

Time remaining to the end of the Lock-up period	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has a 90-day option to repurchase the shares at the then-current share price.

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to 3 years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period, but leaves prior to the expiration of the lock-up period.

As mentioned in Note 21, in 2018, 5,333,202 new Class A common shares were issued to certain employees upon consummation of the IPO. This Class A shares were granted as Incentive shares plan, and were reclassified to equity.

Phantom Share plan

Under the Phantom Share plan granted on December 1, 2017 participants have the right to receive compensation in cash for the appreciation of StoneCo Brasil share price equivalent to the difference between the price per share at the date of grant and the price per share upon a qualifying settlement event. The participant must remain actively employed until the settlement event occurs in order to become vested in the award. A settlement event is defined as the entrance of a new shareholder into the Group who takes possession of more than 50% of voting rights. If the value of the incentive is negative, no amount will be owed to the participant. Therefore, the plan is accounted for as a cash settled award with a liability for the actual cash paid to the employees, which will be the fair value at settlement date. However, as of December 31, 2017, Management did not consider a settlement event probable. As such, no compensation expense has been recognized for this plan in the year ended December 31, 2017. In September 2018, these shares were converted to RSU awards and recognized in equity over the vesting period.

Share Options

In consideration of a nonemployee’s services as an advisor, on December 15, 2014 the Group granted this individual the right to subscribe for 1,486 non-voting shares of StoneCo at an aggregate purchase price of US$ 400 thousand. The Options are exercisable immediately upon grant date for up to 3 years (“Option Period”). The Options were never exercised and expired on December 15, 2017. The plan is accounted for as an equity settled award with fair value estimated using a Black Scholes option pricing model and the related compensation expense was recognized in full on grant date as the arrangement did not require any vesting or performance condition after the date of grant.

Restricted share units and stock options

In September 2018, the Group granted new awards of restricted share units (“RSUs”) and stock options. In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 42,911 (after share split 5,406,786) awards (including Phantom Shares converted to RSUs), of which approximately 6% are vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. The total expense, including taxes and social charges, recognized for the programs for the year was R$ 60,843.

Cappta share plan

In addition to the plans for share-based payments described above, the Group has a legacy plan from the subsidiary Cappta which has liability-classified shares that are measured at fair value. The liability as of December 31, 2018 is R$ 0 (R$ 53 as of December 31, 2017).

27.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

a)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the groups exposures to third parties, including cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets represents the maximum credit exposure.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees—collateral or bank—considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Group has not incurred losses from card issuer receivables.

b)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

Interest rate risk

This risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

The Group’s interest rate risk arises mainly from short-term investments and long-term borrowings. Short-term investments contracted in Brazilian reais are mainly exposed to changes in the CDI rate. Borrowings are mainly exposed to interest rate fluctuations in the CDI and rates that are determined by Brazilian Central Bank.

Interest rate sensitivity

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates arises primarily from short-term investments and long-term borrowings subject in each case to variable interest rates, principally the CDI rate.

The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2018. For this analysis, the Group adopted as a probable scenario for the future interest rates of 6.50% for the CDI rate. As a result, financial income (with respect to short-term investments) and financial expense, net (with respect to long-term borrowings) would be impacted as follows:

Transactions	Interest rate risk	Book value	Reasonably possible change in basis points	Impact on profit or loss before tax	Impact on pre-tax equity

Short-term investments	CDI variation	2,434,089	10	2,456	2,456
Loans and financing	CDI variation	(758,810)	10	(782)	(782)
Obligations to FIDC senior quota holders	CDI variation	(2,074,571)	10	(2,217)	(2,217)
				(543)	(543)

Foreign currency risk

The Group’s assets and liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars and Euros. To partially offset the Group’s risk of any depreciation of the Brazilian real against the U.S. dollar and Euro, from time to time the Group may enter into derivative contracts. The Group’s foreign currency exposure gives rise to minimum market risks associated with exchange rate movements.

As the Group’s borrowings are denominated in Brazilian reais, there is no significant exposure to currency risk. Other liabilities denominated in U.S. dollars are related to other accounts payable by subsidiaries located in the United States.

The Group has accounts receivable denominated in U.S. dollars derived from transactions with credit cards issued abroad and captured at accredited establishments in Brazil, which are settled at issuing banks abroad through card companies, but without significant exchange risk.

The Group also has certain investments in foreign operations, denominated in currencies other than Group’s functional currency, and whose net assets are exposed to foreign currency translation risk.

As of December 31, 2018 there were foreign currency non-deliverable forwards, accounted for as derivative financial instruments and measure at fair value through profit or loss.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives. The impact on the Group’s pre-tax equity is due to changes in the fair value of forward exchange contracts (NDFs).

Exposed financial position	Denomination currency	Book value	Reasonably possible change	Impact on profit or loss before tax	Impact on pre-tax equity
Cash and cash equivalents—Deposits	U.S. dollar	62,441	5.0%	3,122	3,122
Short-term investments—Equity securities	U.S. dollar	240	5.0%	-	12
Short-term investments—Equity securities	Euro	8,278	5.0%	-	414
Short-term investments—Others	U.S. dollar	183,937	5.0%	9,197	9,197
Accounts receivable from card issuers	U.S. dollar	3,861	5.0%	-	193
Other accounts receivable	U.S. dollar	423	5.0%	21	21
Trade accounts payable	U.S. dollar	(41,788)	5.0%	(2,089)	(2,089)
Other accounts payable	U.S. dollar	(5,022)	5.0%	(251)	(251)
				10,000	10,619

The Group’s exposure to foreign currency changes for all other currencies is not material.

c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements—for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Group’s treasury department. Group treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$ 201,762 that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2018
Accounts payable to clients	4,996,102	—	—	—
Trade accounts payable	117,836	—	—	—
Loans and financing	761,056	1,395	—	—
Obligation to FIDC senior quota holders	16,646	2,057,925	—	—
Other accounts payable	14,248	4,667

At December 31, 2017
Accounts payable to clients	3,637,510	—	—	—
Trade accounts payable	53,238	—	—	—
Loans and Financing	13,839	3,032	—	—
Obligation to FIDC senior quota holders	8,695	—	2,056,331	—
Other accounts payable	38,417	—	—	—

d)	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

e)	Collateral

The Group has pledged part of its accounts receivable from card issuers in order to fulfil the collateral requirements for the loan contract with private entity (Note 18 (e)).

(ii)       Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2018
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other accounts receivable	15,366	-	-	15,366
	59,982	2,763,266	9,253,126	12,076,374

	Loans and receivables	Assets at fair value through profit or loss	Assets available- for-sale	Total
At December 31, 2017
Short-term investments	—	157,238	44,524	201,762
Accounts receivable from card issuers	5,078,430	—	—	5,078,430
Trade accounts receivable	23,120	—	—	23,120
Assets held for sale	8,168	—	—	8,168
	5,109,718	157,238	44,524	5,311,480

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total
At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC senior quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other accounts payable	14,248	-	14,248
	7,965,208	586	7,965,794

	Liabilities at amortized cost	Liabilities at fair value through profit or loss	Total
At December 31, 2017
Accounts payable to clients	3,637,510	—	3,637,510
Trade accounts payable	53,238	—	53,238
Loans and financing	16,871	—	16,871
Obligations to FIDC senior quota holders	2,065,026	—	2,065,026
Other accounts payable	38,417	—	38,417
	5,811,062	—	5,811,062

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the years ended December 31, 2018 and 2017, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2018			2017
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Cash and cash equivalents (1)	297,929	297,929	I	641,952	641,952	I
Short-term investments (1)	2,770,589	2,770,589	I /II	201,762	201,762	I /II
Accounts receivable from card issuers (2)	9,244,608	9,244,608	II	5,078,430	5,007,534	II
Trade accounts receivable (3)	44,616	44,616	II	23,120	23,120	II
Derivative financial instruments (4)	1,195	1,195	II	-	-
Other accounts receivable (3)	15,367	15,367	II	8,168	8,168	II
	12,374,304	12,374,304		5,953,432	5,882,536
Financial liabilities
Accounts payable to clients (4)	4,996,102	4,898,949	II	3,637,510	3,541,537	II
Trade accounts payable (3)	117,836	117,836	II	53,238	53,238	II
Loans and financing (5)	762,451	747,651	II	16,871	17,442	II
Obligations to FIDC senior quota holders (5)	2,074,571	2,045,397	II	2,065,026	2,028,521	II
Derivative financial instruments (4)	586	586	II	-	-
Other accounts payable (3)	18,916	18,916	II	38,417	38,417	II
	7,970,462	7,829,335		5,811,062	5,679,155

(1)	The carrying values of cash equivalents and short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC senior quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of December 31, 2018 and 2017, the Group has no financial instruments that meet the conditions for recognition on a net basis.

(v)	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital on the basis of the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC senior quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2018 and 2017 was as follows:

	2018	2017
Cash and cash equivalents	297,929	641,952
Short-term investments	2,770,589	201,762
Accounts receivable from card issuers	9,244,608	5,078,430
Adjusted cash	12,313,126	5,922,144

Accounts payable to clients	(4,996,102)	(3,637,510)
Loans and financing	(762,451)	(16,871)
Obligations to FIDC senior quota holders	(2,074,571)	(2,065,026)
Adjusted debt	(7,833,124)	(5,719,407)

(=) Adjusted Net Cash	4,480,002	202,737

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. There is no requirement for compliance with a minimum equity for the other Group companies.

28.	Commitments

Operating lease commitments—Group as lessee

The Group has a number of non-cancelable operating lease agreements related to office buildings, other plants and vehicles. The lease terms are one or three years, and the majority of lease agreements is renewable at the end of the lease period at market rate.

The aggregate minimum lease payments under operating leases are as follows:

	2018	2017	2016
Less than one year	18,893	14,302	7,370
More than one year and no later than 5 years	25,521	34,459	25,537
	44,414	48,761	32,907

29.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non- controlling interests	Transfers to (from) non- controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non- controlling interests
For the year ended December 31, 2016
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and dilution of NCI in Stone (a)	12,359	24,612	(24,612)	—
Capital contribution to subsidiary and dilution of NCI in DLP Brasil (b)	498	6,283	(6,283)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	(613)	613	—
Dilution of non-controlling interest	12,857	30,282	(30,282)	—

Transactions between parent and non-controlling interests:
Acquisition of additional interest in Pagar.me (d)	—	116	(4,913)	(4,797)
Acquisition of non-controlling interest	—	116	(4,913)	(4,797)
	12,857	30,398	(35,195)	(4,797)
For the year ended December 31, 2017
Transactions between parent and non-controlling interests:
Acquisition of additional interest in Stone (a)	—	(49,677)	(179,323)	(229,000)
Acquisition of additional interest in StoneCo Brasil (b)	—	(2,790)	(18,690)	(21,480)
Acquisition of non-controlling interest	—	(52,467)	(198,013)	(250,480)

Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in StoneCo Brasil (b)	1,483	8,184	(8,184)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	(3,875)	3,875	—
Dilution of non-controlling interest	1,483	4,309	(4,309)	—
	1,483	(48,158)	(202,322)	(250,480)

For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (b)	—	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	-	-	-
Exchange of shares with non-controlling interests in StoneCo Brasil (b)	—	(19,594)	19,594	—
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (c)	—	(54)	(51)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	1	(1)	—
Dilution of non-controlling interest	—	(53)	(52)	—
	1,992	(20,636)	13,841	(6,690)

(a)	Transactions with non-controlling interest of Stone

In April 2016, the subsidiary Stone issued 1,482 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 390,690. The Group contributed R$ 378,331 for the purchase of 1,436 new shares while the non-controlling interest contributed R$ 12,359 for the remaining shares. This resulted in an increase in the Group’s share of Stone from 86.8% to 89.9% and a corresponding capital contributions to subsidiaries. Along with the non-controlling interest’s share of the increase in net assets of Stone due to capital infusions, this resulted in a net transfer of R$ 24,612 from equity of the parent to non-controlling interests.

On October 31, 2017, the Group acquired the remaining 10.1% of the outstanding shares of Stone for a purchase consideration of R$ 229,000 and now holds 100% of the equity share capital of Stone. The carrying amount of the non-controlling interests in Stone on the date of acquisition was R$ 49,677. The excess of consideration of R$ 179,323 was recognized as a decrease to equity of the parent. As of December 31, 2018, the amount of the total consideration was fully paid (2017 - R$ 29,000 outstanding, recorded in other accounts payable).

(b)	Transactions with non-controlling interest of StoneCo Brasil

During 2016, the subsidiary StoneCo Brasil issued 1,674,921 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 414,827. The Group contributed R$ 414,351 for the purchase of 1,673,484 new shares while the non-controlling parties contributed R$ 498 for the remaining shares. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.5% to 97.9% and a corresponding capital contributions to subsidiaries. Along with the non-controlling interest’s share of the increase in net assets of StoneCo Brasil due to capital infusions, this resulted in a net transfer of R$ 6,283 from equity of the parent to non-controlling interests.

In the course of 2017, the subsidiary StoneCo Brasil issued 1,161,375 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 202,830. The Group contributed R$ 201,347 for the purchase of 1,113,083 new shares while the non-controlling parties contributed R$ 1,483 for the remaining shares. This resulted in dilution of the Group’s interest in StoneCo Brasil from 97.9% to 97.2% and a corresponding increase in the non-controlling interest’s share.

Additionally, in 2017, the Group acquired 0.4% of the outstanding shares of StoneCo Brasil for consideration of R$ 21,480 and now holds 97.6% of StoneCo Brasil. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 2,790. The excess consideration of R$ 18,690 was recognized as a decrease to equity of the parent.

The resulting effect of these events in 2017 was an increase of R$ 8,184 in non-controlling interest with a corresponding decrease of equity of owners of the parent.

During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2018, the outstanding amount of the total consideration not paid was R$ 5,022, recorded in other accounts payable.

In October 2018, in connection with the consummation of the IPO, the Co-Investment Shares, thereon represented by common shares in DLP Par, were exchanged for Company’s Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.7% to 100.0%. By derecognizing the remaining non-controlling interests, a net increase of R$ 19,594 was recorded in equity attributable to owners of the parent.

(c)	Transactions with non-controlling interest of Cappta

In 2018, the subsidiary Cappta acquired from its minority shareholder 64,177 of its own shares. This resulted in an increase of the Group’s interest in Cappta from 53.3% to 61.8%. Such shares are currently held in treasury. The transaction was recorded as a decrease in equity attributable to owners of the parent and to NCI.

(d)	Acquisition of additional interest in Pagar.me

On August 24, 2016, the Group acquired the remaining 40% of the outstanding shares of Pagar.me for consideration of R$ 4,797 and now holds 100% of Pagar.me. The carrying amount of the non-controlling interests in Pagar.me on the date of acquisition was (R$ 116), representing the non-controlling interests share of the net liabilities of Pagar.me which were assumed by the Group. By derecognizing the remaining non-controlling interests, a total decrease of R$ 4,913 was recorded in equity attributable to owners of the parent. As of December 31, 2018, the amount of the total consideration was fully paid (2017 - R$ 480 outstanding not paid, recorded in other accounts payable).

(e)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

Due to changes in StoneCo Brasil’s share of Stone and Pagar.me as shown in the table above, in 2016 non-controlling interest decreased by R$ 613. Due to the acquisition of additional interest of Stone in 2017, non-controlling interest decreased by R$ 3,875. Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.

(f)	Summarized financial information of material partly-owned subsidiaries

	Cappta
	2018	2017	2016
Financial position
Current assets	2,058	2,922	1,499
Non-current assets	964	1,231	2,621
Current liabilities	(2,182)	(2,198)	(2,549)
Non-current liabilities	(1,773)	(801)	(36)
Net assets	933	1,154	1,535
Accumulated NCI	356	539	717

Comprehensive income
Revenue	16,237	18,523	18,249
Net income (loss) for the year	1,995	(318)	(1,409)
Total comprehensive income	1,995	(318)	(1,409)
Net income (loss) allocated to NCI	768	(149)	(658)

Cash flows
Operating activities	(459)	897	721
Investing activities	(532)	768	(21)
Financing activities	(524)	(438)	(708)
Net increase/(decrease) in cash and cash equivalents	(1,515)	1,227	(8)

30.	Other disclosures on cash flows

(a)	Non-cash operating activities

	2018	2017	2016

Fair value adjustment on accounts receivable from card issuers	92,063	-	-

(b)	Non-cash investing activities

	2018	2017	2016
Property and equipment and intangible assets acquired through finance lease	4,339	-	-

(c)	Non-cash financing activities

	2018	2017	2016

Unpaid consideration for acquisition of non-controlling shares (Note 29)	5,022	29,480	2,398

(d)	Property and equipment, and intangible assets

	2018	2017	2016
Additions (Note 12)	(159,047)	(140,982)	(31,621)
Purchases not paid at year end	18,160	-	-
Purchases of property and equipment	(140,887)	(140,982)	(31,621)

Net book value (Note 12 / Note 13)	24,133	14,489	10,897
Loss on disposal of property and equipment and intangible assets	(10,712)	(5,461)	(1,139)
Proceeds from disposal of property and equipment and intangible assets	13,421	9,028	9,758

In addition, the issue of shares as consideration for the acquisition of Equals (Note 5.2) and the options and shares issued to employees (Note 26) also had no cash consideration.

31.	Subsequent events

Acquisition of interest in associates

On February 6, 2019, the Group acquired a 25.0% interest in Collact Serviços Digitais Ltda. (“Collact”), a private company based in São Paulo, Brazil, that develops customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest.

The Group also holds an option to acquire an additional interest in the period from 2 to 3 years from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.