Form 20-F/A
period 2018-12-31
StoneCo Ltd.
filed 2019-05-29
CIK 1745431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

São Paulo—SP, 04551-010, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.000079365 per share	STNE	The Nasdaq Global Select Market

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

Yes ☐      No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by StoneCo Ltd. (“StoneCo.” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission on April 29, 2019 (the “Original Filing”). The Company is filing this Amendment solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original Filing. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 29, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

1.1	Amended and Restated Articles of Association of StoneCo Ltd. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 16, 2018).

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.2	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 between Visa do Brasil Empreendimentos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.3**	License Agreement, dated as of December 21, 2015 between Mastercard International Incorporated and Stone Pagamentos S.A., including the Acceptance Letter, dated as of December 21, 2015, from Mastercard International Incorporated to Stone Pagamentos S.A.; the Summary of Licenses Granted, dated as of December 21, 2015; and Supplement to Mastercard License Agreement, effective as of April 19, 2016, between Mastercard International Incorporated and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.4	Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.5	Loan Agreement dated as of May 1, 2018 between Equals S.A. and DLP Pagamentos Brasil S.A. (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.6	English translation of FIDC AR1 Bylaws, as amended and restated, dated as of June 25, 2018 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.7	English translation of FIDC AR2 Bylaws, as amended and restated, dated as of June 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.8**	English translation of the Supply Agreement ( Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.9	Shareholders Agreement among StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.10	Registration Rights Agreement between StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited, Madrone Partners L.P. and the persons listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.11	DLP Payments Holdings Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.12	StoneCo Ltd. Contribution Agreement Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 12.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 12.2 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.1 to the Company's Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (incorporated herein by reference to Exhibit 13.2 to the Company's Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

15.1	Consent of Ernst & Young Auditores Independentes S.S. (incorporated herein by reference to Exhibit 15.1 to the Company's Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

99.1	Consent of IBOPE Inteligência, dated April 26, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

99.2	Consent of Neoway Business Solutions, dated April 26, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019).

101*†	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed with this Amendment No. 1 to Annual Report on Form 20-F.

**	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

†	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

StoneCo Ltd.

Date:	May 28, 2019	By:	/s/ Thiago dos Santos Piau
			Name:	Thiago dos Santos Piau
			Title:	Chief Executive Officer

Date:	May 28, 2019	By:	/s/ Marcelo Baldin
			Name:	Marcelo Baldin
			Title:	Vice President, Finance