Form 20-F
period 2019-12-31
StoneCo Ltd.
filed 2020-04-29
CIK 1745431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-38714

StoneCo Ltd.
(Exact name of Registrant as specified in its charter)

The Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, Harbour Place
103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	178,681,714
Class B common shares, par value US$0.000079365 per share	98,678,252

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging Growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

 STONECO LTD.

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Stone Co.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Linked Gourmet Soluções Para Restaurantes S.A. (“Linked Gourmet”), Collact Serviços Digitais .Ltda. (“Collact”), VHSYS Sistema de Gestão S.A. (“VHSYS”), Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), and Trinks Serviços de Internet S.A. (“Trinks”) being entities which we have a significant minority interest in but do not consolidate.

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

Financial Statements

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Corporate Events

Acquisition of Remaining Interest in Equals

On September 4, 2018, we acquired an additional equity interest in Equals S.A., or “Equals”, an entity in which we previously had a significant minority interest but did not control, bringing our ownership of its outstanding equity interests to 56.0% as of such date. Accordingly, as of and for the years ended December 31, 2017 and 2016 we did not consolidate Equals, but for periods subsequent to September 4, 2018, we have consolidated Equals in our financial statements. In addition, in connection with the consummation of the initial public offering, we purchased the remaining 44.0% interest in Equals in exchange for 233,856 Class A common shares. As of October 29, 2018, Equals is a wholly-owned subsidiary of the Company.

Acquisition of Incremental Interest in Linked Gourmet

In 2019, we acquired a combined additional 21.50% equity interest in Linked Gourmet, an entity in which we previously had a 27.06% stake, bringing our ownership stake to 48.56% as of such date. Linked Gourmet is a private company based in São Paulo, Brazil, that develops software and services for the food service market. The Company also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Company to obtain control of Linked Gourmet.

New Investments in Software

In February 2019, the Company acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Company also holds an option to acquire an additional interest in the period between 2 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Collact.

In June 2019, the Company acquired 33.3% interest in VHSYS. VHSYS, a private company based in Curitiba, State of Paraná, Brazil, is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. VHSYS’s self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others. The Company also holds an option to acquire an additional interest in the period between 1 to 2 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in VHSYS.

In August 2019, the Company acquired a 25% interest in Tablet Cloud. Tablet Cloud, a private company based in the State of São Paulo, Brazil is a white-label POS and simple ERP application focused on SMBs with simpler needs which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online. The Company also holds an option to acquire an additional interest in Tablet Cloud in the period between 1.5 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Tablet Cloud.

In November 2019, the Company acquired a 19.9% interest in Trinks. Trinks is a software-as-a-service (“SaaS”) ERP and booking app which allows salon owners to manage all of its operations. The system automates key components of the salon functions such as client appointments, work schedules, inventory control, supplier contacts, etc. Trinks is already integrated with Stone, and allows card payment to be split between the salon and the professional in line with a specific Brazilian regulation (Law n. 13.352/16). The Company holds an option to acquire an additional interest in Trinks in the period between 1.5 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Trinks.

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

Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges (and reversal of impairment charges), (4) unusual income and expenses, and (5) tax effects of the foregoing adjustments, as described in note (3) to “Item 3. Key Information—A. Selected financial data.”

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet, payment solutions and e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e

Serviços), or the ABECS, (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN, and (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, among others.

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

Calculation of Net Promoter Score

Net Promoter Score, or NPS, is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Stone Co. to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question. Per our internal measurements, our NPS was 68 in the fourth quarter of 2019 which was unchanged compared to the prior-year period.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding revenues generated by transaction activities, subscription and equipment rental fees and other services;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products and services;

•	our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	our ability to invest more and collect results in the short-term;

•	our plans to expand our global footprint and explore opportunities in adjacent sectors;

•	competition adversely affecting our profitability;

•	the occurrence of a natural disaster, widespread health epidemic or pandemics, including the coronavirus (COVID-19) pandemic;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry;

•	our ability to innovate and respond to technological advances and changing market needs and customer demands;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes;

•	our failure to successfully maintain a relevant omni-channel experience for our clients, thereby adversely impacting our results of operations;

•	our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives; and

•	our plans to pursue and successfully integrate strategic acquisitions.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Certain Terms and Conventions

A glossary of industry and other defined terms is included in this annual report, beginning on page 170.

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

The summary statement of profit or loss data and statement of financial position data as of December 31, 2019 and 2018 and for each of the three years ended December 31, 2019 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this annual report. The statement of financial position date as of December 31, 2017 and 2016, is derived from our audited consolidated financial statements previously filed.

	For the Year Ended December 31,
	2019	2019	2018	2017	2016
	(US$)(1)		(R$)
	(in millions, except amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	191.1	770.3	514.6	224.2	121.1
Net revenue from subscription services and equipment rental	82.3	331.6	213.7	105.0	54.7
Financial income	319.5	1,287.8	801.3	412.2	247.4
Other financial income	46.2	186.4	49.6	25.3	16.7
Total revenue and income	639.1	2,576.0	1,579.2	766.6	439.9
Cost of services	(105.9)	(427.0)	(323.0)	(224.1)	(133.2)
Administrative expenses	(70.9)	(285.8)	(252.9)	(174.6)	(106.1)
Selling expenses	(89.5)	(360.6)	(190.2)	(92.0)	(49.5)
Financial expenses, net	(87.7)	(353.5)	(301.1)	(237.1)	(244.7)
Other operating expense, net	(14.3)	(57.7)	(69.3)	(134.2)	(55.7)
(Loss) income from investment in associates	(0.2)	(0.8)	(0.4)	(0.3)	0.1
Profit (loss) before income taxes	270.6	1,090.7	442.3	(95.7)	(149.2)
Income tax and social contribution	(71.1)	(286.5)	(137.1)	(9.3)	27.0
Net income (loss) for the year	199.5	804.2	305.2	(105.0)	(122.2)
Net income (loss) attributable to non-controlling interests	0.2	1.0	4.0	3.8	(2.4)
Net income (loss) attributable to owners of the parent	199.3	803.2	301.2	(108.7)	(119.8)
Basic earnings (loss) per share(2)	US$ 0.72	R$ 2.90	R$ 1.30	R$(0.49)	R$(0.61)
Diluted earnings (loss) per share(2)	US$ 0.71	R$ 2.85	R$ 1.29	R$(0.49)	R$(0.61)
Other data:
Adjusted net income (loss) (in millions)(3)	US$ 212.7	R$ 857.1	R$ 342.8	R$45.1	R$(51.9)
TPV (in billions)	US$ 32.0	R$ 129.1	R$ 83.4	R$48.5	R$28.1
Active clients (in thousands)(4)	n/a	495.1	269.1	131.2	82.0
Take rate(5)	n/a	1.85%	1.83%	1.53%	1.51%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing net income or loss for the year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 22 to our audited consolidated financial statements included elsewhere in this annual report.

(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS.

(4)	Includes micromerchants from the Stone Mais product prior to the launch of TON (partnership with Grupo Globo targeting the micromerchant space).

(5)	Total revenue and income excluding other financial income, divided by TPV.

	For the Year Ended December 31,
	2019	2019	2018	2017	2016
	(US$ millions)(a)	(R$ millions)
Net income (loss) for the year	199.5	804.2	305.2	(105.0)	(122.2)
Share-based compensation expenses(b)	16.0	64.3	60.8	138.9	53.1
Amortization of fair value adjustment on intangibles related to acquisitions(c)	4.3	17.2	12.6	14.8	17.2
Fair value adjustments of assets whose control was acquired(d)	-	-	(21.4)	-	-
One-time impairment charges(e)	-	-	8.4	-	-
Other income/expenses (f)	(0.4)	(1.7)	-	-	-
Pre-tax subtotal	219.4	884.0	365.7	48.7	(51.9)
Tax effect on adjustments(g)	(6.6)	(26.8)	(22.8)	(3.6)	-
Adjusted net income (loss)	212.7	857.1	342.8	45.1	(51.9)

(a)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)	Consists of expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Description of Principal Line Items—Other operating expenses, net—Liability-classified share-based compensation expense” and note 26 to our consolidated financial statements for further information.

(c)	Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the Elavon do Brasil (“EdB”) and Equals acquisitions. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—EdB Acquisition” for further information.

(d)	Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired.

(e)	Consists of (1) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million for the year ended December 31, 2018 and (2) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for the year ended December 31, 2018.

(f)	Consists of the fair value adjustment related to options to acquire additional interests in associated entities for the year ended December 31, 2019. See note 2.2 to our consolidated financial statements for further information.

(g)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

	As of December 31,
	2019	2019	2018	2017	2016
	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	968.9	3,905.4	3,068.5	843.7	237.0
Accounts receivable from card issuers	3,489.9	14,066.8	9,244.6	5,078.4	3,052.6
Other current assets	107.4	432.7	124.7	77.4	29.5
Total current assets	4,566.2	18,404.9	12,437.8	5,999.5	3,319.1
Total non-current assets	297.9	1,200.9	855.4	636.2	520.2
Total assets	4,864.1	19,605.7	13,293.2	6,635.7	3,839.2
Liabilities and Equity
Current liabilities
Accounts payable to merchants	1,612.6	6,500.1	4,996.1	3,637.5	3,029.3
Other current liabilities	1,332.9	5,372.5	1,058.7	186.1	92.6
Total current liabilities	2,945.5	11,872.5	6,054.8	3,823.6	3,121.9
Non-current liabilities
Obligations to FIDC senior quota holders	401.9	1,620.0	2,057.9	2,056.3		_
Other non-current liabilities	34.8	140.2	87.6	273.3	130.1
Total non-current liabilities	436.7	1,760.2	2,145.5	2,329.6	130.1
Total liabilities	3,382.2	13,632.7	8,200.2	6,153.2	3,252.0
Total equity	1,481.9	5,973.0	5,093.0	482.6	587.2
Total liabilities and equity	4,864.1	19,605.7	13,293.2	6,635.7	3,839.2

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall in 2015, the real depreciated 32.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 19.8% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 14.6% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per U.S.$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On April 15, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2579, reflecting a depreciation of 23.3% from December 31, 2019, being strongly affected by the COVID-19 pandemic.

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

Year	Period-end	Average(1)	Low	High
2015	3.9048	3.3876	2.5754	4.1949
2016	3.2591	3.4500	3.1193	4.1558
2017	3.3080	3.1930	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602

Month	Period-end	Average(2)	Low	High
November 2019	4.2240	4.1553	3.9786	4.2602
December 2019	4.0307	4.1096	4.0307	4.2261
January 2020	4.2695	4.1495	4.0213	4.2695
February 2020	4.4987	4.3410	4.2381	4.4987
March 2020	5.1987	4.8839	4.4883	5.1987
April 2020 (through April 15, 2020)	5.2579	5.2190	5.0779	5.2997

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

In addition, the services we deliver are designed to process very complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.

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

Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We have in the past, and could in the future be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. For example, in October 2018, an individual or individuals publicly disclosed portions of certain non-material source code from the proprietary software used in our Pagar.me

PSP solution and Stone Pagamentos S.A., or Stone Pagamentos, platforms that we had privately hosted on a third-party code development website. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. Given the rules established by the payment scheme settlors, such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants, and those who may hold funds in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment schemes, governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

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

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small and mid-sized merchant processing and servicing sector, which are the markets in which we are mainly focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our primary competitors include traditional merchant acquirers such as affiliates of financial institutions and well-established payment processing companies, including Cielo S.A., a company controlled by Banco Bradesco S.A. and Banco do Brasil S.A.; Redecard S.A., a subsidiary of Itaú Unibanco Holding SA; and Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet), a subsidiary of Banco Santander (Brasil) S.A. Our other competitors include other payment processing companies, such as PagSeguro Digital Ltd.; First Data Corporation; Global Payments – Serviços de Pagamentos S.A., a subsidiary of Global Payments Inc.; Banrisul Cartões S.A. (known as Vero), a subsidiary of Banrisul S.A.; Adyen B.V.; and SafraPay, a unit of Banco Safra S.A. We also face competition from non-traditional payment processors that have significant financial resources and develop different kinds of services. Additionally, we may also face competition from traditional and established financial institutions, such as credit lenders that have significant financial resources and Brazilian credit industry experience.

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. For instance, in connection with the EdB Acquisition and its associated merchant base, we discontinued certain client relationships that were not profitable to our business. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

In particular, we rely heavily on our subsidiary, Buy4 Processamento de Pagamentos S.A., or Buy4, to provide transaction authorization and settlement, computing, storage, processing and other related services. Any disruption of or interference with our use of Buy4 services could negatively affect our operations and seriously harm our business. Buy4 provides software and systems to process the authorization and settlement of credit card and debit card transactions, and provides other products and services to our merchant base. Buy4 has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by Buy4, or regular or prolonged interruptions in the services provided by Buy4, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation. To the extent Buy4 begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. In addition, hosting costs will increase as our user base and user engagement grows. This could materially and adversely affect our business if our revenues do not increase faster than hosting costs.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the novel coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business.

Our business is focused on SMB merchants in Brazil that conduct commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile in February, March and April 2020, and the market volatility resulting from the COVID-19 pandemic has already caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, or media coverage of infectious diseases could cause customers to avoid our clients’ storefronts, and with respect to our clients’ businesses generally, could cause temporary or long-term disruptions in our clients’ businesses. For instance, the COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and in the revenue we generate from our clients. Furthermore, if our clients’ businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.

Additionally, continued turbulence in capital markets may adversely affect our ability to access capital in order to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the COVID-19 pandemic, could limit our ability to raise funds, execute our existing strategy, pursue further business expansion and maintain revenue growth. Furthermore, changes or volatility in the debt and FIDC financial markets may in the future impact our ability to meet our financial or other obligations.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters, health epidemics or pandemics or other major events.

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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

As a payment institution (instituição de pagamento), a payment scheme settlor (instituidor de arranjo de pagamento) and a direct credit corporation (sociedade de crédito direto) in Brazil, our business is subject to Brazilian laws and regulations relating, respectively, to electronic payments, comprised of Brazilian Federal Law No. 12,865/13, and financial institutions, including Brazilian Federal Law No. 4,595/64, as well as their related rules and regulations.

If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of Stone Pagamentos and Stone Sociedade de Crédito Direto S.A., and any of our subsidiaries to whom licenses may be granted in the future. Pagar.me has applied to the Central Bank to be licensed as a payment institution and is awaiting such Central Bank approval. While Pagar.me is permitted to continue operations as a payment institution pending the outcome of the approval process, the failure to eventually obtain such approval would have material adverse effects on our business. In addition, Pagar.me currently operates as a payment scheme settlor pursuant to Central Bank license exemption, and depending on its growth in volumes processed, will be subject to the applicable regulations to operate as a payment scheme settlor. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

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

For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business overview— Regulatory Matters—Regulation of the SPB.”

As we grow our offering of credit services, we will need to comply with additional laws and regulations applicable to such services.

Following the expansion of our business to offer financial products such as loans directly to our clients, including by means of a direct credit corporation (sociedade de crédito direto), we operate in a highly regulated sector and are subject to extensive and continuous regulatory oversight by the Central Bank. We are required to have a number of additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank. The additional demands associated with these policies and procedures may disrupt regular operations of our business by diverting the attention of some of our senior management team, may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly, adversely affecting our ability to manage and grow our businesses or making it impractical to continue to offer financial products such as loans directly to our clients. Any of these effects could harm our business, financial condition and results of operations.

Furthermore, we are subject to the credit risk of our clients as they may default on loans and other financial products offered to them. Notwithstanding our adherence to the regulations of the Central Bank and industry standards with respect to the lending of funds to clients and certain steps to screen for merchant credit risk, a default on payment obligations by our clients could have a material adverse effect on our business.

We may not be able to effectively manage individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us, which could have a material adverse effect on our results of operations and financial condition.

We are exposed to institutional credit risk, principally from loans to our clients. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations, and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us.

We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the loan, and therefore have no other collateral embedded. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses; thus any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for loan losses. Although we regularly review our credit exposure to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of loans, deteriorating economic conditions (particularly in Brazil), increases in the level of loan balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.

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

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate and expect in the future to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition (such as the EdB Acquisition), partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our partnerships could expose us to additional risks from time to time.

We currently have a 67% investment in a Brazilian entity with Grupo Globo focusing on serving micro-merchants and may participate in additional investments from time to time. Our participation in such investments is subject to risks that may not be present with other methods of ownership, including:

•	our partners could have investment and financing goals that are not consistent with our objectives, including the timing, terms, and strategies for any investments, and what levels of debt to incur or carry;

•	we could experience a deadlock on specific decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes, including litigation or arbitration;

•	our ability to transfer our interest in an investment to a third party may be restricted and the market for our interest may be limited;

•	our partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as an investment partner, which may require us to inject our own capital into the entity on behalf of the partner despite other competing uses for such capital; and

•	our partners may have competing interests in our markets that could create conflict of interest issues.

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

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2019, we recorded an estimate for credit losses for receivables of R$30.9 million relating to estimated losses on such doubtful accounts. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil.”

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

We offer payments, digital banking and credit services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

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

Fraud by merchants, clients using our credit or digital banking solutions or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Furthermore, we are also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degredation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition, and results of operations.

Increases in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2019, we had R$4.8 billion of debentures, loans with private entities and quota holder obligations in our FIDCs subject to variable interest and return rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.

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

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Globo, Google or Facebook. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.

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

During the course of 2018, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase the use of electronic payments, increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include the following enacted Central Bank regulations: (i) Circular 3,886/18, which defines and classifies sub-acquirers and determines conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; (ii) Circular 3,887/18, which establishes that interchange fees on debit cards will be subject to a cap of up to 0.8% on debit transactions, and that debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume, with each cap effective October 2018; and (iii) Circular 3,925/18, which, among other matters, determined that payment scheme settlors may establish obligations for the monitoring, by the acquirers, of the compliance by the PSP with the rules of the payment scheme.

Furthermore, CMN’s Resolution 4,707, Circulars 3,924, 3,926 and 3,928 and Circular-Letter 3,934 established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These recent regulations aim to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread. These rules have been issued as a model for transition to a more robust legal framework for transactions with credit card receivables in connection with Central Bank Public Hearing 68, issued in 2018. The implementation of the new rules will require operational and technological changes, which could be costly and time consuming. There can be no assurance that we will be able to comply with the regulations nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be required to (i) pay substantial fines (including fines per transaction) and disgorgement of our profits, or (ii) change our business practices. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.

On June 27, 2019, a more robust legal framework for credit transactions guaranteed by card receivables was enacted underneath CMN’s Resolution No. 4,734 and Circular No. 3,952. As a result of these regulations, which will be effective on August 2020, credit transactions guaranteed by card receivables will be subject to registration and held publicly available. Additionally, the Brazilian Central Bank is developing an instant payments solution an alternative to debit transactions and analogous services that is expected to start operating by the end of 2020. Although certain details of such solution are still under discussion and pending regulation, such initiative may promote greater competition, which could result in a loss of existing clients, and greater difficulty in attracting new clients. Therefore, such developments may increase competition in the prepayment market, and could materially and adversely affect our business and results of operations.

At the end of 2019, the Brazilian Central Bank conducted public hearings aiming to promote competition and encourage the development of disruptive business models. Central Bank Public Hearing No. 72 discussed the possibility of setting up a regulatory “sandbox,” in which innovative products and solutions could be offered for a certain trial period in a controlled environment. Under the regulator’s supervision, certain regulatory requirements could be exempted for limited purpose during testing periods. Furthermore, Central Bank Public Hearing No. 74 discussed the registration and negotiation of invoices and Central Bank Public Hearing No. 75, is related to the automated teller machines’ market and their operation.

In addition, discussions with respect to creating an open banking framework in Brazil gained traction at the end of 2019, as a result of which the Central Bank enacted Public Hearing 73. As of the date of this annual report, a working group composed of representatives from relevant trade groups has been created. At this point, discussions have been preliminary, and have focused on the self-regulation governance structure and its implementation mechanisms. We expect that if Brazil moves to an open banking platform, we would need to comply with open banking-specific regulations, self-regulation and other data guidelines, such as stronger customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user. See “⸺We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.”

In addition to such recently enacted regulations, there are legislative and regulatory initiatives currently being discussed by the Brazilian Congress, Central Bank and the broader payments industry which may modify the regulatory framework of the Brazilian payments and financial industries. For instance, there has been discussions in the Brazilian Congress about the payment cycle currently in place in the Brazilian payments market. See “Item 4. Information on the Company—B. Business Overview—Our Solutions—More Information on Working Capital Solutions” for a discussion of the current Brazilian payment cycle. The Central Bank issued a letter in response to a report issued by the Brazilian Congress regarding the payment cycle currently in place in the Brazilian payments market, which presents a technical study of the impact of changes to the Brazilian payment cycle and confirms the Central Bank’s decision to promote a gradual and planned shortening of the existing payment cycles. Should these discussions lead the Central Bank, as the competent authority over the market, to implement regulatory initiatives to reduce existing payment cycles, this could adversely affect prepayment services relating to credit card installment receivables that are commonly used by merchants in Brazil. Any reduction in payment cycles could significantly negatively impact our working capital solutions business, which could adversely affect our business, revenues and financial condition.

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

On August 14, 2018, the President of Brazil approved Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Moreover, on July 8, 2019, Law No. 13,853, which amended certain provisions of the LGPD and created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD”) was enacted. The ANPD will be an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. The ANPD is expected to have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities. The Law No. 13,853/19 also extended the original term of 18 months for companies to become compliant with the LGPD to 24 months from the date of publication of the law. The LGPD will become effective in August 2020 by which date all legal entities will be required to adapt their data processing activities to these new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. On August 16, 2018, the Central Bank approved Circular 3,909, which establishes requirements for the engaging of data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. In this regard, Circular 3,909 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in contracts regarding data processing, storage and cloud computing services. Circular 3,909 became effective on September 1, 2019. All payment institutions are required to adapt their activities and agreements to these new rules in accordance with the timeline for adequacy established by Circular 3,909, up to no later than December 31, 2021. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

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

Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

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

We utilize data center hosting facilities from third-party service providers to make certain products and services available on our platform. Our primary data centers are in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. For instance, our Stone Agents are highly trained and, accordingly, we may face challenges in recruiting and retaining such qualified personnel. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

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

We currently are substantially dependent on PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., or PAX, to manufacture and assemble a substantial amount of our POS devices. We are constrained by its manufacturing capabilities and pricing, and may face production delays or escalating costs if it is unable to manufacture a sufficient quantity of product at an affordable cost. Further, we could face production delays if it becomes necessary to replace this existing substantial supplier with one or more alternative suppliers.

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

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. For example, the Brazilian Central Bank recently enacted a new regulation on this matter, Circular No. 3,978, which will become effective on July 1, 2020, and provides new guidelines with a risk based approach for anti-money laundering policies, procedures and controls. We are evaluating the impact of such regulations to us, but we face risks related to our ability to comply with such new regulations, as we may not be able to comply fully with, or obtain appropriate exemptions from, such regulation. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

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

Our indebtedness could adversely affect our financial flexibility and our competitive position.

We have and expect that we will continue to have a significant amount of debt. As of December 31, 2019, we had approximately R$6,746 million of debt outstanding, consisting of the amounts outstanding under (i) our FIDCs, which are Brazilian investment funds established to purchase and hold receivables, (ii) credit facilities, (iii) a loan with SRC Companhia Securitizadora de Créditos Financeiros and (iv) debentures issued by our wholly-owned subsidiary, Stone Pagamentos S.A. Increases in the level of debt also increases the risk that we may be unable to generate enough cash to pay the amounts due to debtholders. Our indebtedness could have other important consequences and significantly impact our business. For example, it could:

•	make it more difficult for us to satisfy our obligations;

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments to debtholders, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business plan or other general corporate purposes on reasonable terms or at all;

•	reduce the amount of surplus funds distributable by our subsidiaries to us for use in our business, such as for the payment of debt and dividends to our shareholders; and

•	lead us to make additional investments in our subsidiaries if their cash flow from operations is insufficient for them to pay their debts.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, bank credit facilities, and financing arrangements, including through FIDCs, which are Brazilian investment funds established to purchase and hold receivables and debentures. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities and debentures contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects.”

Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As of December 31, 2019, our balance sheet includes intangible assets that amount to R$373.7 million. These assets consist primarily of identified intangible assets associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our Class A common shares and our business, operations and financial condition” and “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy.”

We are subject to the risks associated with less than full control rights of some of our subsidiaries and investors.

We own less than 100% of the equity interests or assets of some of our subsidiaries and do not hold controlling interests in some of the entities in which we have invested. As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind us. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

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

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting our Results of Operations—Macroeconomic environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4.3%, 3.7% and 2.9% in 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 4.50% as of December 31, 2019, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). On February 5, 2020, the Monetary Policy Committee decided to cut the SELIC rate, or the Brazilian federal funds rate, to 4.25% and on March 18, 2020, down to 3.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout the past three decades, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure that such measures will not be taken by the Brazilian government in the future. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.030 per U.S.$1.00 on December 31, 2019, which reflected a 4.03% increase in the real against the U.S. dollar during 2018. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017 and a growth of 1.3% in 2018. In 2019, the Brazilian GDP grew by 1.1%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies operating in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally left the European Union on January 31, 2020, at which point a transition period begun. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflects the agency’s expectations that the Brazilian government will be able to continue the implementation of measures to reduce the fiscal deficit.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, which it maintained in September 2019, citing expectations of further cuts to government spending.

•	Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant operations in Brazil have been negatively affected.

The full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. We cannot assure you that the rating agencies will maintain their current ratings or outlooks, and such changes could increase our funding costs and adversely affect our results of operations. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

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

As of December 31, 2019, , we had approximately 229 active proceedings with PROCONs, as well as 409 judicial claims related to Special Civil Court that do not exceed 15,561,990.56 in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for non-compliance, and could negatively impact our results of operations.

Risks Relating to Our Class A Common Shares

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 277,043,681common shares are outstanding as of April 6, 2020, (comprised of 179,678,729 Class A common shares and 97,364,952 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted the Omnibus Equity Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP) —Omnibus Equity Plan.” We have registered on a Form S-8 registration statement all common shares that we may issue under the Omnibus Equity Plan. As a result, these can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Item 10. Additional Information—B. Memorandum and articles of association,” and any other applicable restrictions. Sales of these shares in the public market, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. Also, if a large number of our Class A common shares or securities convertible into our Class A common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class A common shares and impede our ability to raise future capital.

Our founder shareholders own, in the aggregate, 78.5% of our outstanding Class B common shares and control all matters requiring shareholder approval. They don´t own any Class A common shares.Our founder shareholders also have the right to nominate a majority of our board and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.

Our founder shareholders own, in the aggregate, 78.5% of our Class B common shares, resulting in their ownership of 27.6% of our outstanding common shares, and, consequently, 66.3% of the combined voting power of our common shares.See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders.”

These entities, to the extent they act together, control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, we have entered into a shareholders agreement with our founder shareholders pursuant to which we have granted the founder shareholders the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders—Shareholders Agreement.” The rights granted pursuant to our shareholders agreement mean that our founder shareholders are able to appoint a majority of our board despite owning a non-proportionate number of common shares and are able to control any transaction involving a merger or change of control until they own less than 15% of the total voting power of our common shares. In addition, our Articles of Association require consent of our founder shareholders before our shareholders are able to take certain actions, including to amend such document. See “Item 10. Additional Information—B. Memorandum and articles of association—Share Capital” and “Item 7. Major Shareholders and Related Party Transactions—Major shareholders” for more information.

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

If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

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

As a foreign private issuer we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company effected by a scheme of arrangement of a company. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands, or the “Grand Court” for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the enforcement of the judgment in Brazil is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

European Union Tax Decisions.

On February 18, 2020, it was announced that the Cayman Islands has been placed on the list of non-cooperative jurisdictions published by the European Union, for tax purposes. The Cayman Islands government issued a press release on February 18, 2020 affirming that the jurisdiction introduced appropriate legislative changes on February 7, 2020 relating to the European Union’s criteria, but that the listing appears to stem from such legislation not being enacted by February 4, 2020, which was the date of the European Union’s Code of Conduct Group meeting to advise the European Union Finance Ministers prior to the Finance Ministers’ decision regarding the listing on February 18, 2020. The Cayman Islands government press release states that the Cayman Islands remains fully committed to cooperating with the European Union, and will continue to constructively engage with them with the view to be delisted as soon as possible. It is unclear as to whether the Cayman Islands being placed on such list will have a significant, or any, effect on us.

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

Based on the expected composition of our income and assets, including goodwill, we do not believe that we were a PFIC with respect to our 2019 taxable year. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. Certain of our income may be treated as passive income, unless such income is eligible for an exception for income derived in the active conduct of a financing business under Section 954(h) of the Internal Revenue Code of 1986, as amended, (the “Active Financing Exception”), and related assets may be considered passive assets unless the Active Financing Exception applies. We believe that the Active Financing Exception, as interpreted by recently proposed Treasury regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the proposed Treasury regulations permit taxpayers to rely on them, it is possible that the Treasury Department will not follow the approach of the proposed regulations when issuing final regulations, in which case the Active Financing Exception might not apply to our income and it is possible that we could be treated as a PFIC.

If we are a PFIC, U.S. holders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material U.S. Federal Income Tax Considerations for U.S. Holders.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.

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

(1)	Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omni-channel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

(2)	Differentiated Hyper-Local and Integrated Distribution—We developed our distribution solution to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

(3)	White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

The Stone Business Model is disruptive and has enabled us to gain significant traction in only five years since the launch of our service. In 2019 and 2018, we were the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil according to data from public sources. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In the same year, we grew our total net revenue and income to R$766.6 million, an increase of 74.3% from 2016, and in 2018, we increased our total net revenue and income to R$1,579.2 million, an increase of 106.0% from 2017. Finally, in 2019, we grew our total revenue and income to R$2,576.0 million, an increase of 63.1% compared to 2018. We have managed this rapid growth while maintaining high-quality service and obtaining high NPS scores. As of August 2018, we had an NPS of 65, the highest NPS among our peers in our key markets in Brazil, according to a study comparing industry participants performed by the Brazilian Institute of Public Opinion and Statistics, or IBOPE. As of the fourth quarter 2019, our NPS, measured internally, was 68, which shows our continued focus on maintaining our very high service standards to our clients.

We served over 495,100 active clients in Brazil as of December 31, 2019, including digital and brick-and-mortar merchants of varying sizes and types, although our focus is primarily on targeting the approximately 8.8 million SMBs. We believe these merchants have been historically underserved and overcharged by traditional bank and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. We also served 116 integrated partners as of December 31, 2019, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global PSPs, digital marketplaces and ISVs.

We provide our clients with a powerful combination of solutions that help facilitate their in-store, online and mobile commerce activities, and empower them to:

•	Connect More Effectively—Our solutions allow our clients to connect more effectively by integrating and connecting to our cloud-based technology platform using simple and convenient APIs. These solutions provide powerful gateway services to encrypt, route, and decrypt transactions, and PSP solutions to onboard merchants and connect integrated partners.

•	Get Paid Quickly and Easily—We offer payment and digital account solutions to help our clients facilitate and manage their payments:

•	Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and APMs such as boletos, and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.

•	Digital Account Solutions: We can offer our clients a digital account, which can be integrated to the POS and allows our clients to receive and make payments, issue boletos, pay taxes, all in a cost-effective and user-friendly way.

•	Grow Your Business—We have the ability to grow our clients’ businesses by automating and streamlining business processes at the point of sale for digital checkout. These solutions help our clients run their businesses more effectively and in an integrated manner. Our growth solutions include:

•	Software Solutions: POS and ERP software, reconciliation, customer relationship management reporting tools that provide greater control, transparency of information, insights into their daily operations and consumer engagement, and facilitate brick and mortar stores to sell online.

•	SMB Capital Solutions: we help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing options. These provide clients with transparency and control over their receivables and enable them to manage their cash flow to help their businesses grow.

•	SMB Credit Solutions: we can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way. Once onboarded, our clients can access credit through multiple channels including our merchant portal in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales. We are in the initial stages of our credit offering and as of January 2020, we had 28,600 clients with the credit offering.

We distribute our solutions primarily through proprietary Stone Hubs. These hubs are located in small and medium-sized cities, or suburban areas of larger cities, and are designed to provide hyper-local sales and services and high-quality, on-demand support to SMB merchants within the hub’s designated area of operations. Our hubs may share an office depending on the size of the area served. We believe this approach enables us to provide a superior customer experience to our clients and is a key part of our go-to-market strategy. We had over 350 operational proprietary Stone Hubs in December 2019, and we are currently growing our hubs’ footprint to maximize our presence in Brazil and provide sales coverage to the country’s approximately 5,500 cities with a total population of 210.1 million.

Our in-house customer relationship team supports all of our clients. We equip our customer relationship team with the tools and technologies to resolve our clients’ needs, often in a single phone call. We have a strong focus on using first-call resolution as a key performance indicator of our customer support operation. In the fourth quarter of 2019, 87% of our clients who called our customer relationship team had their problems resolved on the first call.

We generate revenues based on fees we charge for the services we provide. These include (i) payment processing fees related to transaction activities and other services (which are typically charged as a percentage of the transaction amount or as a fixed amount per transaction), (ii) financial income related to prepayment financing fees and interest/fees related to our credit solutions and (iii) subscription and equipment rental fees. These accounted for 29.9%, 50.0% and 12.9%, respectively, of our revenues in 2019. The following is a summary of our key operational and financial highlights:

•	In 2019, we generated R$2,576.0 million of total revenue and income, compared to R$1,579.2 million of total revenue and income in 2018, representing annual growth of 63.1%.

•	As of December 31, 2019, we served approximately 495,100 active clients, compared to approximately 269,100 as of December 31, 2018, representing 84.0% annual growth.

•	In 2019, we generated net income of R$804.2 million and adjusted net income of R$857.1 million, compared to R$305.2 million and R$342.8 million in 2018, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

•	In 2019, we processed TPV of R$129.1 billion, compared to R$83.4 billion in 2018, representing 54.8% annual growth.

B.	Business overview

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

•	Run and Optimize Our Operations—Given its fully digital DNA, our technology platform is able to aggregate data and utilize advanced technologies, such as AI and machine learning tools across our enterprise. These capabilities provide differentiated operating advantages internally, and competitive advantages externally. For example, we developed specialized technology that enables our salespeople to evaluate, document and onboard new merchants in minutes, using fully digital applications. We also use client interaction data captured in our proprietary CRM platform and AI algorithms to help better understand our clients’ cash flow needs (for example, when they have supplier payments due, payroll outflows, etc.) and provide them with funding solutions that match their working capital needs.

(2)	Differentiated Hyper-Local and Integrated Distribution—Our distribution model was created to address the main gaps we believe existed in the Brazilian market. The key elements of our distribution are:

•	Hyper-Local Distribution—We deliver our solutions to SMBs throughout Brazil, using hyper-local Stone Hubs that serve and support our clients in an integrated manner close to where they live and work, instead of through bank branches like many of our competitors. We refer to our salespeople as Stone Agents because they are highly-trained and focused on serving our client-centric mission. We believe that this approach enables us to provide a superior customer experience than that of our peers and is a key part of our go-to-market strategy. We had over 350 operational proprietary Stone Hubs in December 2019 and we are currently growing this base in order to reach and serve additional clients across Brazil.

•	Integrated Partner Distribution—We enable a range of ISVs and marketplaces to connect to our Stone Technology Platform through a simple integration and embed our solutions into their offerings that enable their merchants to accept payments seamlessly and easily. Given the specialization of our APIs, the efficiency of our software, and the flexible nature of our platform, we believe we eliminate many of the cumbersome tasks associated with integrating to traditional technology platforms.

•	Specialized E-Commerce Distribution—We have a proprietary sales team, which we call our Special Services, to serve online merchants and digital service providers with specialized e-commerce expertise. This team understands the unique characteristics and needs of the Brazilian e-commerce market and aims to help us provide solutions that address specific client needs.

(3)	White-Glove, On-Demand Customer Service—We support our clients and solutions with fast, convenient, and high-quality customer support that we believe is highly differentiated in Brazil. Our customer service approach is designed to continuously strengthen our client relationships and increase the long-term value of our client relationship, and it has enabled us to achieve the highest NPS among our peers in our key markets in Brazil according to an August 2018 study prepared by IBOPE. In the fourth quarter 2019, we have maintained this very high service standards as shown by our internally measured NPS, which stood at 68 in the period. Our on-demand customer service combines three key elements, that include:

(4)	Human Connection—We have a centralized, in-house customer relationship team of technically trained agents equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key performance indicator of our customer support operation, and in the fourth quarter 2019, 87% of our clients who called our customer relationship team had their issues resolved on the first call. 95% of these calls were answered within 20 seconds and 90% were rated as “excellent” by our clients, in each case according to our internal surveys.

•	Proximity—We deploy a team of local, specialized personnel, called Green Angels, inside each of our Stone Hubs and close to our clients, who provide on-demand support. Once we become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need—rather than taking days or weeks and using the mail service or a third-party logistics company to deliver terminals and other items as other providers in our market do.

•	Technology—Our customer service system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems, to provide a comprehensive understanding of our clients. We use predictive modeling of merchant behavior to proactively identify customer service issues and deploy our Green Angels to provide on-demand support. We also offer a range of self-service tools that help our clients manage their operations more conveniently. For example, we have developed the Stone Merchant Portal, which enables our clients to access their detailed sales and payments information and perform a range of self-service functions rather than having to call a bank manager or call center. We also provide similar self-service functions through other technology touch-points, such as our merchant mobile app and our Mamba POS terminal operating system.

Our Markets

Merchant Acquiring Market Overview

We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil GDP and Private Consumption Expenditures in 2019 were R$7.3 trillion and R$4.7 trillion, respectively, up from R$6.8 trillion and R$4.4 trillion, respectively, in 2018. According to Statista, retail e-commerce sales in Brazil excluding digitally distributed services and digital media downloads were approximately R$61.8 billion (based on the December 31, 2017 exchange rate) in 2017 and are expected to grow to approximately R$104.8 billion (based on the December 31, 2017 exchange rate) by 2022, representing a compound annual growth rate of 11%. According to the World Payments Report 2019, Brazil is the fourth largest market in the world for non-cash transaction volumes. The payments market has continued to grow and demonstrate resiliency to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS.

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

Merchant Acquiring Market Share

We estimate that the Brazilian merchant acquiring industry processed R$1.8 trillion in TPV during 2019, based on ABECS data for the nine months ended September 2019, and we estimate our market share for the fourth quarter

2019 at 7.6%, growing from 6.0% in the fourth quarter 2018. In terms of sales, we estimate Brazilian merchant acquirers posted more than R$20 billion in total revenue in 2018, based on total revenue reported by the five largest merchant acquirers in 2018 and an estimate for the other players.

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

Combined, the new markets we are targeting are five times larger than merchant acquiring alone. While we estimate we have 7.6% market share in merchant acquiring for the fourth quarter of 2019, we have not yet reached scale on new solutions.

Our Ecosystem

The ecosystem of participants in our market includes a broad range of parties who we serve, partner with, and compete against. These include:

•	Consumers—According to IBGE, there were 210.1 million people in Brazil in 2019, of which 165.8 million were aged 15 years or older. According to the Brazilian Tourism Ministry, there were 6.6 million foreign visitors who traveled to Brazil in 2018. Assuming the number of tourists to Brazil remained the same in 2019, we believe there were over 172 million consumers in Brazil in 2019.

•	Merchants—According to Neoway, a market data service, as of June 2018, there were 14.3 million total businesses in Brazil in segments that we believe represent a material market opportunity for electronic payments. According to the Neoway database, these businesses are categorized according to their annual gross revenues, as follows:

•	Large Businesses—Large businesses are businesses with annual gross revenues above R$78 million. There are over 5,300 large businesses in Brazil. We believe the majority of these are large merchants that use in-store, online, and mobile channels to conduct commerce.

•	Small and Medium-Sized Businesses (SMB)— annual gross revenues between R$81 thousand and R$78 million. There are approximately 8.8 million SMBs in Brazil. We believe the majority of these are SMB merchants that conduct commerce primarily through brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell goods and services. SMBs represent the focus of our strategy within the Stone Business Model.

•	Micro-Businesses—Micro-businesses are businesses with annual gross revenues below R$81 thousand. There are approximately 5.5 million micro-businesses in Brazil. We believe the majority of these are micro-merchants that either do not have storefronts or have very small operations. These micro-merchants are increasingly adopting simple, low-cost electronic commerce applications delivered through mobile devices, or mPOS, which are increasingly being offered by a growing number of vendors since they are relatively easy to develop and deploy.

•	POS Vendors—These are hardware and software vendors, such as VeriFone, Ingenico, PAX, and Gertec, who develop and sell point-of-sale terminals to financial institutions, payment processors, and larger merchants.

•	Software Vendors—These are software developers who create a range of software solutions that merchants use to run their businesses at the point-of-sale, in their daily operations, and in their back-office functions. These can be sold individually or as integrated solutions that include:

•	Point-of-Sale Software, which enables a merchant to facilitate and manage commercial transactions with consumers;

•	Business Automation Software, which enables a merchant to manage its daily front-of-house operations, including scheduling appointments or reservations, transaction ordering, fulfillment, customer relationship management and inventory management; and

•	ERP Software, which enables a merchant to manage its back-office functions, such as data reconciliation, financial reporting, accounting, payroll, and supply chain management.

•	Payment Processors—These are financial technology vendors that perform a range of functions to facilitate the acceptance, encryption, routing, decryption, processing, clearing, and settlement of an electronic commercial transaction, and provide the necessary customer support functions to maintain the technology and service. These include:

•	Merchant Acquirers— which are licensed firms that contract with a merchant to provide them with payment acceptance solutions and technology, and then facilitate the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede and GetNet, bank-controlled acquirers such as Cielo, and independent merchant acquirers like us.

•	Payment Services Providers— which are firms, also known as PSPs, that contract with a merchant to provide them with payment acceptance solutions. PSPs typically focus on selling through online or mobile channels and provide a front-end customer facing solution. PSPs then partner with a licensed merchant acquirer to facilitate the processing, clearing, and settlement of each transaction.

•	Networks— which are firms that create rules and standards, and provide transaction routing or switching services that help facilitate transactions between financial institutions across disparate

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

Key Market Challenges

As a result of these trends, we believe our market is undergoing significant change and our ecosystem is adapting to a number of business, technical, and service challenges. We believe these challenges are also creating new opportunities for disruption and the deployment of new solutions and business models. These challenges include the need for:

•	New Business Models To Serve Clients—As consumers and merchants increasingly adopt new technologies to conduct commerce and migrate towards digital channels, new approaches and business models are required to meet the demand for faster, safer, and more convenient commerce-enabling solutions. For example, we believe current models that sell payment acceptance solutions through traditional bank branches are outdated and provide a poor client experience for business owners. Bank sales representatives are not specialized in payment acceptance solutions, and as a result, they lack advanced knowledge of how new technologies can impact the merchant point-of-sale. In addition, the client onboarding and fulfillment processes through bank branches can take weeks to finalize.

•	An Effective Way to Reach SMBs Across 5,500 Cities—Brazil’s large geographic size can create logistical difficulties for SMBs to conduct commerce, such as slow delivery times and slow, inconsistent customer support. In addition, local infrastructure and customs for conducting commerce can vary across regions. As a result, we believe merchants are increasingly looking for commerce-enabling solutions, with consistent, high-quality service and quick, on-demand support, that meet the needs of their specific region.

•	More Seamless Omni-Channel Capabilities—As consumers and merchants in Brazil increasingly connect across multiple channels, in-store, online and on mobile devices, they are demanding better integrated and more seamless shopping and selling experiences. We believe merchants in particular are looking for solutions that enable them to manage their various commercial activities across channels on a single platform. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce.

•	More Powerful Commerce-Enabling Solutions—As the complexity of commerce increases due to the use of new technologies across multiple channels and an increase in the amount of data that needs to be managed, merchants are looking for more powerful solutions to enable them to conduct commerce more effectively and with greater functionality and more sophisticated reporting tools.

•	Better Integrated Technology—As merchants adopt solutions with more advanced functionality across their business, they are facing the difficulty of having to manage different systems for their front-office operations, payment acceptance, and back-office functions. These systems are typically provided by different vendors and are not well integrated, which makes it difficult to manage large amounts of data from different systems. As a result, merchants are demanding solutions that are better integrated or have easier and more convenient integration capabilities.

•	Better and Easier Connectivity Tools—In order to achieve a more seamless omni-channel experience, implement more advanced solutions, and integrate them more effectively, merchants are increasingly looking for faster and more flexible connectivity solutions, such as gateways and APIs, that are safe and easy to implement. The older legacy platforms provided by incumbent vendors often have limited and rigid connectivity tools that can significantly constrain what a merchant is able to do to deploy new technologies and improve operating efficiency.

•	More Advanced and Robust Technology Platforms—In order to provide the advanced functionality, seamless omni-channel experience, tighter integration, and better connectivity that merchants are seeking, providers require next-generation technology platforms with cloud-based architectures to develop, host, deploy and manage these capabilities in a fast, flexible and cost-effective manner. The older legacy platforms provided by incumbent vendors typically do not have many of these capabilities and can be difficult and expensive to maintain.

•	Faster and More Specialized Customer Support—In order to support merchants with advanced technologies and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively.

•	Less Bureaucracy—Merchants frequently face bureaucracy when dealing with traditional banks. We believe this bureaucracy creates time-consuming processes to solve client issues and results in a suboptimal customer experience. In order to improve the client experience and save their time, providers need to offer integrated technology solutions, streamline processes and on-demand service

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

•	Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to: (1) the close proximity to our clients provided by our Stone Hubs and Stone Agents; (2) the hands-on interactions and integrations with our e-commerce merchants and integrated partners provided by our Special Services team; and (3) the fast, high-touch, and personalized customer support provided by our in-house customer relationship management team and our local Green Angel teams. We believe these give us a greater understanding of our clients and their needs than our competitors.

•	Greater Ability to Serve Our Clients—The proprietary nature of our technology, distribution and customer service assets, combined with their vertical integration within our Stone Business Model enable us to directly control the development, deployment, and support of our solutions and services. We believe this provides us with a greater ability to serve our clients versus competitors who outsource some or all of these capabilities and rely on third-party vendors that may not have the same client focus.

•	Full Control of the Client Experience—The Stone Business Model also provides us with the ability to fully control the client experience that we provide. Our model ensures that all interactions are provided by our people and our technology. We believe this provides us with a greater ability to ensure that our clients are served with the high-quality solutions and premium service levels that seek to enhance their experience instead of just fulfilling a function. We believe this control enables us to build stronger relationships with our clients and deliver a superior value proposition versus competitors who do not have this type of control because they rely on third parties for portions of their technology, distribution, or customer service.

•	Greater Flexibility to Adapt and Innovate—Our Stone Business Model positions us to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control our model provides enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs, design and develop new solutions, deploy them, and be prepared to support them quickly in order to meet the changing requirements of our markets.

•	Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our hyper-local Stone Hubs and integrated partners to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors.

•	Low Cost of Operations—Our Stone Business Model enables us to operate with a low cost of operations and significant efficiencies. For example, because we developed our own end-to-end technology platform and do not rely on third-party vendors for processing and settlement, we operate with low marginal transaction costs.

•	Strong Lifetime Value—The combined attributes and benefits of the Stone Business Model enable us to provide high-quality service levels and build strong, local or highly-integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our wallet share. We believe this enables us to enhance the overall lifetime value of our client portfolio and maintain low marginal client acquisition costs.

•	Self-Reinforcing Network Effects—As we grow and expand our base of Stone Hubs, integrated partners, and suite of digital solutions, we benefit from self-reinforcing network effects. Our expanding base of Stone Hubs and integrated partners enable us to reach more merchants, who we can offer more solutions to. As we expand our base of merchants, integrated partners and new solutions, we are able to build stronger relationships with them and develop new learnings and market insights from them. We are able to use the

Stone Business Model to act on these new insights to innovate, extend our value proposition, and win new merchants and integrated partners.

•	Protective Barriers to Replicate—The combination of the various proprietary and vertically integrated elements of our Stone Business Model are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.

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

Extend Our Reach and Scale our Business

We believe our distribution network is a key competitive strength that will enable us to continue to scale our business, expand our geographic footprint and market penetration. For example, we intend to continue to:

•	Grow Our Base of Stone Hubs—We had over 350 operational proprietary Stone Hubs across Brazil as of December 2019 and expect to continue to launch new hubs to increase our coverage and penetration of the market. Brazil has over 5,500 cities, many of which are underserved by incumbent providers who primarily target clients via their existing bank branch networks. We believe our strategy of targeting underserved, small-and-medium sized cities, combined with our speed and agility, provides us with a significant growth opportunity. Following the development of the Stone Hub, we have established highly-scalable, plug-and-play processes that enable us to deploy new hubs faster and more effectively, with more efficient hiring, training, and selling. Our hubs are set up either as proprietary hubs or franchised hubs, as described below:

•	Proprietary Stone Hub—We establish local operations and send highly trained Stone Agents and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled. Proprietary Stone Hubs currently represent substantially all of our hub base and are our primary method of establishing new Stone Hubs.

•	Franchise Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans.

The vast majority of our existing hubs are proprietary hubs, as our franchise hub strategy is in its early stages. As of December 31, 2019, we had 84 active franchised hubs in operation. Proprietary hubs remain the focus of our expansion strategy.

•	Grow Our Base of Integrated Partners—As of December 31, 2019, we had over 116 integrated partners, such as PSPs, marketplaces, and ISVs. We believe these integrated partners represent an important growth channel for us to capture more e-commerce and software-integrated payment volumes. We expect to continue to leverage our powerful connectivity and integration capabilities, including our Mundipagg gateway and Pagar.me PSP platform, to grow our base of integrated partners and help our existing clients grow their businesses. For example:

•	PSPs—PSPs sell online payment acceptance solutions to e-commerce merchants, but may also offer in-store solutions, and are increasingly looking to expand their capabilities and offer their customers the ability to conduct commerce in Brazil. PSPs offer us increased processing volumes from a base of merchants we may not directly access. We integrate our capabilities and enable our PSP partners to extend them to their customers in a seamless manner.

•	Marketplaces—Marketplaces provide digital platforms that enable sellers and buyers in specific market segments to connect more effectively. Marketplaces are one of the fastest growing segments in e-commerce because they enable small businesses with limited infrastructures to access large groups of potential buyers more efficiently online or through mobile applications. We provide marketplaces with advanced payment functionalities, such as split payments and automated settlement rules, which enable them to improve and streamline their operations.

•	ISVs—ISVs develop vertical-specific software for merchants. These developers are increasingly looking to embed payment acceptance and data reconciliation capabilities into their software in order to improve functionality and convenience, and to participate in a portion of the economics generated by payments processed through their software. We integrate our capabilities and enable our ISV partners to offer payment acceptance services in a seamless manner.

•	Sell Additional Solutions to Our Clients—As in-store merchant locations continue to become digitalized, we believe our broad suite of solutions and our omni-channel commerce capabilities provide us with significant opportunity to sell additional existing solutions into our client base. We intend to leverage the strong relationships and distribution capabilities provided by our Stone Hubs to sell additional solutions to our merchant base with a view to minimizing incremental acquisition costs.

•	Sell to New Client Segments—Micro-Merchant Commerce—Despite targeting the SMB segment as our core strategy, in 2019, the company announced a partnership with Grupo Globo to tackle the micromerchant space, under the brand TON. The partnership combines the vast media and marketing know-how of Brazil’s largest media group with Stone’s expertise in technology, payments and financial services, as well as its execution capabilities. This partnership enables us to serve more efficiently an additional client segment beyond our SMB focus.

Expand our Offering and Capabilities

We believe our culture of innovation and technology development combined with our distribution capabilities are key competitive strengths that will allow us to continue to expand our offerings and grow our business through a multi-product strategy. We intend to continue to leverage these capabilities to develop and invest in new solutions that further empower and help our clients grow their businesses more effectively, and new capabilities that enable us to better serve our clients by providing them with a centralized point of contact to solve most of their issues in a fast manner. We intend to expand our offerings to our current and future clients in the following ways:

•	Software Solutions—by integrating our payment offerings with some software solutions, we believe we will improve the lifetime value of our client relationships, and obtain access to transactional data that will allow us to be more proactive in providing financial solutions such as working capital and credit. As of December 2019, approximately 135,000 clients use at least one of the software products we provide. We also aim to invest in new software companies to be part of our ecosystem. Our software solutions currently offer the following capabilities:

•	Reconciliation—we currently offer a reconciliation software to help merchants better manage their cash flows and reconcile multiple payment methods;

•	POS and ERP—we offer POS and ERP software that help merchants manage and integrate their point-of-sale transactions with their front-of-house functions and back-office operations more effectively across an array of industry verticals.

•	CRM—we offer a customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, which enables merchants to increase their sales consistently by increasing recurrence while also leveraging on customer data.

•	Gateways—our online and offline gateways allow our clients to connect effortlessly to multiple payment methods and provide simple and transparent dashboards that allow for our operational monitoring and improvements.

•	Financial Solutions—we believe that there is a significant opportunity to provide our clients with additional financial solutions, given that those products, when offered by incumbents, present similar characteristics as payments: traditional players and legacy business models have limited focus on client service, transparency and innovation. In 2019, we started to leverage our distribution, service and technology capabilities to expand our offering of financial solutions and improve revenue yield per client. As an example, we started to grow our presence in the following markets beyond payments:

•	Digital Banking Solutions—We started to offer a suite of digital banking solutions designed to enable our clients to conduct financial transactions, receive and remit funds, issue boletos, pay bills, and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of January 2020, our digital banking offering had approximately 79,000 open accounts.

•	Credit Solutions—We have developed a product to allow our clients to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. As of January 2020, we had 28,600 clients using our credit solution.

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

Selectively Pursue Acquisitions

Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions to enhance our competitive position, improve our operations and expand our business. We may choose to acquire new technologies, expertise, volume and capabilities, enter new market segments or enter new geographies. We have established a track record of successfully investing, acquiring and integrating complementary solutions and businesses. For example, in 2016, we: (1) completed the EdB Acquisition, which added an attractive portfolio of SMB and e-commerce merchants onto our platform; (2) acquired full control of Pagar.me, which gave us our proprietary PSP service; and (3) acquired joint control of Equals, which gave us a powerful data reconciliation tool widely used in the markets we serve (we acquired full control of Equals in September 2018).

New Investments in Software

We also actively look for small software companies to be part of our ecosystem. For example, we have made the following investments in 2019:

•	Collact—In February 2019, the Company acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, that develops customer relationship management ("CRM") software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Company also holds an option to acquire an additional interest in the period between 2 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Collact.

•	VHSYS—In June 2019, the Company acquired 33.3% interest in VHSYS. VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve an array of service and retail businesses. VHSYS’s self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others. The Company also holds an option to acquire an additional interest in the period between 1 to 2 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in VHSYS.

•	Tablet Cloud—In August 2019, the Company acquired a 25% interest in Tablet Cloud. Tablet Cloud is a white-label POS and simple ERP application focused on SMBs with simpler needs which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online. The Company also holds an option to acquire an additional interest in Tablet Cloud in the period between 1.5 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Tablet Cloud.

•	Trinks—In November 2019, the Company acquired 19.9% interest in Trinks. Trinks is a SaaS ERP and booking app which allows salon owners to manage all its operations. The system automates key components of the salon functions such as client appointments, work schedules, inventory control, supplier contacts, etc. Trinks is already integrated with Stone, and allows card payment to be split between the salon and the professional in line with the “salão parceiro” law in Brazil. The Company holds an option to acquire an additional interest in Trinks in the period between 1.5 to 3 years from the date of the initial acquisition. If we exercise the option to acquire such additional interest, the Company will own a 50.0% interest in Trinks.

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

•   Secure transactions utilizing proprietary encryption and tokenization technologies.

•   Accepts all major payment schemes and APMs in Brazil.

•   API-based with simple, public documentation enabling self-directed customer integration.

Point of Sale Gateway	Cappta is an in-store gateway for the point-of-sale that connects merchants to the acquirers of their choice enabling a wide array of payment options including traditional and APM methods. It also offers clients the ability to integrate their POS with other business management software, such as inventory and tax management solutions.

•      Customizable rules that give merchants the ability to split transaction volume between multiple acquirers.

•      Integrates with other business management software solutions to provide enhanced business analytics for our merchants.

Solution	Description	Features and Benefits
PSP Platform	Pagar.me is a sophisticated PSP solution with a quick and simple API integration, enabling omni-channel players and marketplaces to accept a wide array of electronic payments through multiple channels. With a large basket of features and products, clients are equipped with the tools and features they need to grow and manage their business.

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

•      Higher conversion rates.

•      Data reconciliation.

•      Soft-descriptor code which allows merchants to write customizable client fields in transaction data.

•      Built-in anti-fraud capabilities.

Solution	Description	Features and Benefits
Split Payments	Enables merchants and marketplaces to predetermine multiple accounts for receiving the settlement of their transactions. Through customizable splitting rules, consumer payments can be routed and deposited instantly to multiple parties.	• Fully customizable rules that simplify and automate cash settlement for multiple parties linked within a single transaction. • Settles directly to different bank accounts.
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.	• Frictionless interface. • Improves client experience and conversion rates.
Automated Retrial	Proprietary automated retry technology that helps to drastically reduce lost business from failed transactions, many of which are caused by payment scheme and third-party systems involved in a payment transaction. This is achieved by instantly reprocessing the transaction utilizing predetermined rules that could be reprocessed via another acquirer.

•      Increased conversion rates.

•      Fully configurable rules that allow the merchant to redirect failed payments to other acquirers.

•      Automated email reminders to consumers to attempt to recapture failed purchase attempts.

One-Click Buy	Encrypts and stores consumer payment methods in a secure virtual account that facilitates quick and easy one-click payments.	• Saves client data in a secure manner. • Simplifies the payment process for consumers.
Recurring Billing	Simplifies and automates our clients’ businesses by allowing periodic and recurring billing, such as subscription services, in a simple and fully customizable manner.

•      Simplifies and automates recurring charges.

•      Fully customizable and flexible rules that incorporate installment features, pre and post payment settings and specific pre-programmed payments based on calendar dates and exceptions.

Multi-Buyer Payment—Bill Split	Enables consumers to make group payments easier for their customers. This solution allows a single purchase to be billed, and paid, to multiple consumers.

•      Omni-channel offering for both digital service providers and online merchants.

•      Simple and user-friendly functionality leading to improved consumer loyalty for our clients.

•      Emails receipt to each consumer involved in the purchase.

Multi-Payment Acceptance	Enables a consumer to pay for a single invoice using multiple payment methods such as multiple debit and/or credit cards along with other alternative methods such as boletos.	• Omni-channel offering for both digital service providers and online merchants. • Simple and user-friendly functionality leading to improved consumer loyalty for our clients.

Solution	Description	Features and Benefits
Social Commerce	Provides merchants and digital service providers with the ability to request payments from their customers via WhatsApp, SMS text or an email link.

•      Simplifies the card-not-present Mail Order Telephone Order payment process for transactions where the buyer and seller are in separate locations.

•      Integrates with other solutions such as Multi-Buyer Payments or Multi-Payment Acceptance.

Digital Banking	Fully digital banking platform that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP.

•      Single API integration.

•      Allows cash management automation through integration to ERP and other business automation software.

•      TED/DOC bank transfers.

•      Boleto generation.

•      Bill payment.

•      Prepaid Cards.

•      Payment link.

Grow Our Clients’ Businesses

We empower our clients to manage and grow their businesses by automating and streamlining business processes at the point-of-sale or digital checkout. These solutions help our clients run their businesses more effectively and in a more integrated manner by providing greater control, transparency of information, and insights into their daily operations. We also help our clients manage their working capital needs and effectively plan for the future by providing our clients with prepayment financing options with total transparency and control over their receivables, enabling them to convert their daily sales into cash more quickly and plan for their future growth.

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

•      Broad array of tools and applications that assist in brick and mortar merchants to list and sell products and services online.

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

Equals/Raio-X is a card-based receivables reconciliation solution that streamlines the complex process of reconciling payments transactions and managing cash flow. This powerful tool enables our clients, from brick and mortar SMBs to large online enterprises, to reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.

Trinks is a SaaS ERP and booking app which allows salon owners to manage all its operations. The system automates key components of the salon functions such as client appointments, work schedules, inventory control and supplier contacts.

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

•      Integrated with Stone to allow for the split of card payments between the salon and its employees.

•      Booking of client appointment.

•      Work schedules.

•      Inventory controls.

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

•      Easily connects to third-party platforms.

•      Developer friendly with capabilities in more than 10 common code languages.

•      Ability for merchants to integrate more robust transaction reporting.

Solution	Description	Features and Benefits
Data Reporting and Merchant Portal	Gives merchants full transparency and enterprise-level insight into their transactions in a simplified and easy manner with fully customizable dashboards and automated reporting functionality.	• Simple and user-friendly. • Robust reporting functionality. • Receivables management tools that help merchants better understand and manage their cash flows. • Accessible via the web or mobile app.

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

Hyper-Local Sales and Distribution

We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. As of December 2019, we had over 350 operational proprietary Stone Hubs in Brazil and we are currently growing these operations to penetrate the country further. Our hubs are staffed by sales personnel that include:

•	Missionaries—Our troops-on-the-ground sales team. This is a qualified team of young entrepreneurs who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to attend to their specific needs and react quickly to changes in each local market. Our Stone Agents are supported by an integrated technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.

•	District “Owners” and Hub “Owners”—Our regional sales leadership. This team is composed of highly trained and experienced former Stone Agents that are tasked with opening and managing new hub territories. Regional managers are supported extensively with daily performance indicators and tools provided by our technology platform and management to facilitate active interaction and support with their teams.

We have developed our method of training and supporting our sales personnel that we believe has directly increased our team’s results. Our Stone Agents receive extensive training in our company’s culture and operations during their onboarding process, and on an on-going basis, to help reinforce our client-centric culture and high-performance standards. Our sales personnel have disciplined daily, weekly, and monthly touchpoints with their leaders, along with routine reporting, KPI reviews, and other core processes to help ensure they are equipped with the tools and support they need to maximize their effectiveness. In addition, our sales personnel are supported by direct marketing campaigns to help build brand awareness as we enter new markets.

Over the last year, we have significantly scaled our Stone Hub operations throughout Brazil and increased our footprint, posting strong growth in net addition of clients in all 27 Brazilian states. The following chart illustrates our fourth quarter 2019 year over year net growth in the number of active clients compared to the fourth quarter of 2018 for all 27 states. We grew our active client base by over 50% in all 27 Brazilian states, with 26 states posting over 60% growth, including São Paulo and Rio de Janeiro.

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

Customer Service and Support

We service and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated, and have enabled us to maintain our high NPS levels in 2019. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:

•	Client Relationship Team—This is a centralized, in-house customer relationship team largely consisting of technically trained agents trained in-house and equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key goal of our customer support operation, and in the fourth quarter of 2019, 87% of our clients who called our customer relationship team had their issues resolved on the first call. 95% of these calls were answered within 20 seconds and 90% were rated as “excellent” by our clients according to our internal surveys.

•	Client Retention Team—This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancelation, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.

•	Green Angels—These are teams of local, specialized personnel, who provide on-demand logistics support in the field. Green Angel teams are embedded inside our local Stone Hubs, where they interact with Stone Agents and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s wi-fi connectivity, replace parts, or provide other services.

•	CRM AI Technology—We use a range of integrated systems, powered by the Stone Technology Platform and artificial intelligence, which empower our client relationship, client retention and Green Angel teams, and enable us to optimize our customer service and support functions. For example:

•	Celebro—This is a system that helps our client relationship, client retention and Green Angel teams manage service calls and access a 360-degree view of our clients through an integrated dashboard to view client sales, payments, logistics issues, activity history, registry data and more. This system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems and can provide our personnel with the responses for a client’s particular service call issue.

•	The Professor—This is an AI-based system that provides predictive modeling of client behavior and activity. The system constantly gathers information from Celebro and other databases to understand our clients’ historical patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to upsell a new solution. Our customer service and support teams use The Professor to identify and resolve a client’s issues, sometimes even before the client is aware themselves, which can create a superior client experience, reinforce our client-centric positioning, and strengthen our relationship.

•	Stone Self-Service Tools—We also offer a range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.

In addition to our high NPS in our key markets in Brazil, we believe our use of technology to support our customer service team and our focus on self-service tools provide us with scalable customer service operations, while maintaining the quality of our services. As shown in the charts below, we have grown our active client base while maintaining a relatively stable customer service headcount, reducing total number of calls per active client, and sustaining the same level of perceived quality by our clients.

Our Operations

We run and manage our operations with dedicated teams of specialized and experienced personnel that run various administrative, processing, and back-office functions. These enable us to serve, fulfill, and support our clients in a high-quality and efficient manner, and help us achieve operating efficiencies and minimize operating risks. These functions include:

•	Client Onboarding—Our client onboarding team works closely with our Stone Agents and other sales teams to provide a smooth and efficient transition from sales, to implementation and ongoing client services. Our onboarding team is highly trained and relies on advanced technologies, including risk assessment tools that collect public and private market information, to:

•	appropriately evaluate, document, and onboard new merchants quickly and safely using digital applications;

•	carry out appropriate Know Your Customer and Anti-Money Laundering assessments, check appropriate databases, such as OFAC, and run various other internal procedures;

•	continuously monitor the risk profile of our client portfolio to determine adherence to our internal policies; and

•	ensure the appropriate application and implementation of solutions and safeguards, based on a clients’ specific business model and inherent risks.

•	Settlement Operations—Our settlement operation team manages the clearing and settlement processes of our transaction processing functions with financial institutions and payment schemes. This team ensures that our transaction processes and fee collections adhere to the appropriate regulations and payment scheme rules, and help safeguard our clients’ receivables and our operations.

•	Chargeback Operations—Our chargeback team uses agile monitoring technology to secure payment transactions carried out on our platform and identify potentially fraudulent or improper sales. They manage processes to enhance our ability to prevent and manage fraud risk and avoid potential losses for our clients’ and our own operations. The team also provides support on behalf of our clients when disputed charges are filed, working closely with payment scheme settlors and card issuers involved in disputed transactions and, when appropriate, opens claim processes to seek reversal of the chargeback.

•	Logistics Management—Our logistics management team manages the deployment of POS devices and related accessories and uses predictive modeling of merchant behavior to proactively identify potential client logistics service issues. This centralized team manages terminal programming and equipment services, deployment, set-up, technical support, repair and replacement, remote terminal software updates, warehousing, and inventory control and reporting. They communicate with and deploy our local Green Angels to provide on-demand support.

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

•	Risk Management—We face operational risks inherent to our business, such as those discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have risk management teams allocated across our operations that work with consultants and advanced technology in order to assess, plan, and implement strategies to minimize any potential risks and adverse effects on our operations.”

•	Compliance and Controls—Our compliance and controls teams monitor risks, including those of third parties such as merchants, suppliers, PSPs, business partners, and others. This team advises on and oversees the implementation of effective risk management actions, and addresses process and control inadequacies. Our compliance and controls team continuously manages and executes a compliance program designed to map out and assure compliance with all of our internal risk policies and regulatory compliance requirements. To achieve this, the team seeks to ensure that:

•	Internal compliance and risk policies and appropriate training are continuously implemented and updated;

•	Internal and third-party operations are assessed and audited to validate that they comply with all policies and requirements in an ongoing manner; and

•	Actions are promptly taken to avoid potential reoccurrences, including appropriate reporting and revision of processes, policies, and controls.

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

Key Technology Components

Our Stone Technology Platform is comprised of several integrated systems managed by our technology and product development team, which had 668 team members as of December 31, 2019. Some of the key components include:

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

For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants, the use of our services could decline, reducing our revenues” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry”—The payment processing industry is highly competitive, and we compete with certain firms that are larger and that have greater financial resources. Such competition could adversely affect the transaction and other fees we receive from merchants and financial institutions, and as a result, our margins, business, financial condition and results of operations.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of each year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of StoneCo Ltd.’s operating results across different fiscal quarters may not be accurate indicators of its future performance. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Our operating results are subject to seasonality, which could result in fluctuations in our quarterly profit.”

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

Our Regulatory Position

Four of our subsidiaries perform activities that are subject to Laws No. 12,865/13 or 4,595/64 and regulations from the Central Bank and the CMN, as applicable, which are Stone Pagamentos S.A., or Stone Pagamentos, MNLT Soluções de Pagamento S.A. (formerly Elavon), or EdB, Pagar.me Pagamentos S.A., or Pagar.me, and Stone Sociedade de Crédito Direto S.A., or Stone SCD. As required by the applicable regulations, the four of them have all applied for licenses of operation within the Central Bank, which current status follows below:

•	Stone Pagamentos was granted a license to operate as a payment institution in the acquirer category on July 3, 2017, and in the issuer of electronic currency category on April 24, 2018;

•	EdB applied for a license to operate as a payment institution in the acquirer category on June 22, 2014. On June 3, 2016, EdB informed the Central Bank regarding the EdB Acquisition and submitted supplemental documentation in connection with the license application. Despite the license application, the nonexistence of actual operation and payment processing by EdB lead to the dismissal of the application for authorization on February 7, 2020. Given that EdB no longer has any operations, we do not believe that such dismissal will have an effect on our operations. Pagar.me applied for a license to operate as a payment scheme settlor on February 3, 2017, and as a payment institution in the acquirer and issuer of electronic currency category on April 7, 2017. Due to recent changes in the Central Bank regulation, Pagar.me’s payment scheme is no longer subject to the authorization of Central Bank. Therefore, Pagar.me’s application for authorization as a payment scheme was dismissed by the Central Bank on June 8, 2017. In regard to the application for a license to operate as a payment institution, Pagar.me has supplemented the documentation submitted to the Central Bank in the application for authorization, and is currently waiting for the Central Bank’s approval; and

•	Stone Sociedade de Crédito Direto S.A. was granted a license to operate as a financial institution established as a direct credit corporation (sociedade de crédito direto) on July 19, 2019.

Since its license to operate was granted by the Central Bank, Stone Pagamentos and Stone SCD have been in compliance with applicable payment laws and regulations. Pagar.me is in a period of transition and adaptation to the payment laws and regulations, given that the request for authorization filed by Pagar.me with the Central Bank is still undergoing review. In this sense, its policies and operational routines are being created and adapted, and the changes that have been implemented in Stone Pagamentos for purposes of adapting to the payment rules will be replicated in Pagar.me.

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

Regulation of Credit Fintechs in Brazil

CMN enacted Resolution No. 4,656/18 on April 26, 2018, to regulate online lending fintechs and create two new categories of financial institutions, as disciplined by Law No. 4,595/64, dated as of December 31, 1964, that are solely authorized to grant credit through electronic platforms:

•	Direct Credit Corporation (sociedade de crédito direto – “SCD”): a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using its proprietary capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to (i) financial institutions; (ii) credit rights investment funds (FIDCs); or (iii) securitization companies, provided that the quotas of the FIDC and the securities issued by the securitization company are offered exclusively to qualified investors; and

•	Peer to Peer Lending Corporation (sociedade de empréstimo entre pessoas – “SEP”): a financial institution that intermediates lending and financing transactions between persons, exclusively through an electronic platform. Creditors may be individuals, financial institutions, FIDC, securitization companies or other legal entities, but similarly to the SCD, the quotas of the FIDC and the securities issued by the securitization company can only be offered to qualified investors. CMN Resolution No. 4,656/2018 limits the exposure of non-qualified investors (as per CVM regulation) to BRL 15,000.00 per debtor, for transactions intermediated by the same SEP.

As financial institutions, SCDs and SEPs, among other provisions: (i) are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by the Brazilian Usury Law, (ii) will have direct access to the Credit Risk Data System of the Central Bank (Sistema de Informação de Crédito – SCR) for credit purposes analysis, (iii) perform credit collection for customers and third parties, (iv) issue electronic currency, in accordance with applicable regulation, and (v) may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System (Sistema Financeiro Nacional – SFN), such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client and anti-money laundering rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF),  administrative penalties for noncompliance, among others. In accordance with Resolution No. 4,656/18, once SCDs and SEPs have a simpler risk profile, these financial institutions may opt for falling into the S5 segment to qualify for proportional enforcement of certain operational and prudential rules.

Both companies are subject to prior licensing from the Central Bank in order to operate, following the procedure set forth in this new regulatory framework. Licensing requirements are slightly simpler (the business plan, for instance, is replaced by a statement of reasons), but are generally similar to those already in place for financial institutions, such as: (i) identifying the controlling group; (ii) proving financial and economic capacity, expertise and know-how; and (iii) showing evidence of approval from the applicant’s officer members. In case of foreign participation in the shareholding of SCDs and SEPs, there is no need to require any prior approval of the President of the Republic, considering the issuance of Presidential Decree No. 9,544/18, dated as of October 19, 2018, which already pre-authorized the participation of foreign capital in all and any SCDs or SEPs.

Direct Credit Corporation

The regulatory framework for SCDs is simple and straightforward, considering that such institutions have a limited and less complex scope of activities, focusing exclusively on the extension of loans and financing, as well as on the acquisition of receivables, using financial resources that originate solely from its proprietary capital.

 Seeking to provide greater legal certainty to this "new credit market", newly promulgated regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects to credit risk assessment.

The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for clients and third parties; (ii) collection of debts owed by clients and third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and also restricted from any fundraising from the public, except for the issuance of shares.

Anti-Money Laundering Rules

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing, including the “combating the financing of terrorism” rules, or CFT rules, and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

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

We have adopted the internal controls and procedures required by the Brazilian AML/CFT rules, which are focused on:

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

We are currently improving our anti-money laundering program in light of the new regulation imposed by the Central Bank, Circular No. 3,978, which will come into force on July 1, 2020, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.”

E-Commerce, Data Protection, Consumer Protection and Taxes.

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

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet and bank secrecy laws (Complementary Law No. 105/01 c/c/ Article 17 of the CMN’s Resolution No. 4,282/13). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

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

Consumer Protection Laws

Due to some of our products, we are subject to several laws and regulations designed to protect consumer rights—most importantly, Law No. 8,078 of September 11, 1990—known as the Consumer Protection Code (Código de Defesa do Consumidor), which sets forth the legal principles and requirements applicable to consumer relations in Brazil, setting out certain basic rights, and the consumers’ rights to access and modify personal information collected about them and stored in private databases. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. These consumer protection laws could result in substantial compliance costs.

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

Furthermore, consent from users must be obtained separately and contractual clauses relating to consent must be specifically highlighted. Brazilian courts have applied joint and several liability among all entities that shared and/or used personal data subject to a breach. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.” On August 14, 2018, the Brazilian President approved Law No. 13,709 (Lei Geral de Proteção de Dados, or the LGPD), a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and is expected to affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Moreover, Law No. 13,853/19 amended certain provisions of the LGPD and created the ANPD. The ANPD will be an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. The ANPD is expected to have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others. Law No. 13,853/19 also extended the original term of 18 months for companies to become compliant with the LGPD to 24 months. In this regard, the LGPD will become effective in August 2020, by which date all legal entities will be required to conform their data processing activities to these new rules. A comprehensive data mapping of the company’s personal data flows and the subsequent review of internal and external documents and procedures, as well as the negotiation of contractual amendments regulating data sharing are examples of adaptations required for compliance with the LGPD.

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

As of December 31, 2019, we owned 62 trademarks issued in Brazil, including “Stone,” “Mundipagg,” “Pagar.me,” “Equals,” “Buy4,” and have 40 trademark applications pending in Brazil.

We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “stone.com.br,” “pagar.me,” “mundipagg.com.br,” “mundipagg.com,” “cappta.com.br,” “equals.com.br“ , “stonemais.com.br“, “stone.co“ and “investors.stone.co“.

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

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of , this annual report.

We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our corporate structure is set forth below.

(1)	Ownership interests in these entities not held by Stone Co. or its affiliates are held by the original founders of such businesses.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, plant and equipment

Properties

Our registered office and corporate headquarters in 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands , Cayman Islands consists of an office of 144 square feet of space, which is under a lease that expires in 2023. Our operational hub, which includes product development, sales, marketing, and business operations, are located in São Paulo. It consists of two offices of 3,836 and 2,814 square meters of space, each under leases that expire in 2021 and 2022, respectively. In Rio de Janeiro our operation consists of two offices of 6,380 and 5,026 square meters of corporate office space for part of our business activities, including customer relations and technology development, under leases that expire in 2021 and 2029, respectively. In accordance with our business strategy, as of December 31, 2019, we had over 350 operational proprietary Stone Hubs operating in Brazil. We believe that our facilities are sufficient for our current needs.

Additionally, of December 31, 2019, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Charlotte, North Carolina, Chicago, Illinois and Atlanta, Georgia in the United States.

Many of our operational, sales, and administrative facilities, including our operational headquarter and hubs, are held pursuant to lease agreements. The term of our leases for our facilities in São Paulo is less than five years, and there is no possibility of filing a renewal lawsuit. However, the term of our leases for our facilities in Rio de Janeiro is greater than five years, and may be renewed with landlord consent or by filing a renewal lawsuit. We may be required to vacate these facilities upon request of the landlord if we are not able to reach an agreement to renew our leases or the terms of any renewals are unfavorable.

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

Overview

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels. We have developed a deep client-centric culture that seeks to delight our clients rather than to simply provide them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to create and adapt the client experience and interact with our clients through our people and technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; and white-glove, on-demand customer service. The Stone Business Model is disruptive and has enabled us to gain significant traction in only five years since the launch of our service. In 2017, we also became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In 2019, we ranked as the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil, according to data from public filings.

We currently serve over 495,100 active clients of all sizes and types that transact online, offline or have an omni-channel sales approach, though our focus is primarily on targeting the approximately 8.8 million small-and-medium-sized businesses, or SMBs, in Brazil. We also served over 116 integrated partners as of December 2019, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global payment service providers, or PSP’s, digital marketplaces, and integrated software vendors, or ISVs. Since the roll-out of our Stone Business Model, we have rapidly grown our client base with a particular focus on the SMB market. As a result, as the chart below highlights, our focus on SMB merchants has enabled us to grow our take rate from 1.55% in the first quarter of 2017 to 1.80% in the fourth quarter of 2019, representing 25 basis points of improvement in the period.

The following is a summary of our key operational and financial highlights:

•	We generated R$2,576.0 million of total revenue and income in the year ended December 31, 2019, compared to R$1,579.2 million of total revenue and income in 2018, representing annual growth of 63.1%. In 2018, we generated R$1,579.2 million of total revenue and income, compared to R$766.6 million of total revenue and income in 2017, representing annual growth of 106.0%.

•	We served approximately 495,100 active clients as of December 31, 2019, compared to approximately 269,100 as of December 31, 2018, representing annual growth of 84.0%. As of December 31, 2018, we served approximately 269,100 active clients, compared to approximately 131,200 as of December 31, 2017, representing annual growth of 105.1%.

•	We generated net income of R$804.2 million and adjusted net income of R$857.1 million in the year ended December 31, 2019, compared to net income of R$305.2 million and adjusted net income of R$342.8 million in the year ended December 31, 2018. In 2018, we generated net income of R$305.2 million and adjusted net income of R$342.8 million, compared to a loss of R$105 million and adjusted net income of R$45.1 million in 2017. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.

•	We processed TPV of R$129.1 billion in 2019, compared to R$83.4 billion in 2018, representing annual growth of 54.8%. In 2018, we processed TPV of R$83.4 billion, compared to R$48.5 billion in 2017, representing annual growth of 71.8%.

Significant Factors Affecting our Results of Operations

Total Payments Volume and Processing Fees

We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:

•	Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV will also grow. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 8.8 million SMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its Payments market, particularly among SMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall Payments markets in Brazil.

•	Growth of our active client base. Growth of our active clients is driven by (i) growth in the number of merchants resulting from openings and ramp-up of Stone Hubs; (ii) growth in the number of integrated partners in specific verticals and niche market segments; and (iii) growth in our e-commerce merchant base.

Our quarterly TPV grew 263.1% in a two-year period, from R$15.3 billion for the quarter ended December 31, 2017 to R$40.2 billion for the quarter ended December 31, 2019, and our number of active clients expanded 377.3% over the same period, from approximately 131,200 active clients as of December 31, 2017 to approximately 495,100 active clients as of December 31, 2019, as shown in the graphs below.

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

Working capital and credit solutions

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

We can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate from the client. Once onboarded, our clients can access credit through multiple channels including our merchant portal in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales.

Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, Fundo de Investimento de Direitos Creditórios (Fund for Investment in Credit Rights) or FIDCs, controlled by us that exclusively buy these receivables such as FIDC AR1 or AR2, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net” and note 18 of our audited consolidated financial statements. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDC AR1 and FIDC AR2 on attractive terms. See “Item 4. Information on the Company—B. Business overview—Our Solutions—Grow Our Clients’ Businesses.”

Complement Solutions Offerings through Acquisition and Investment Activity

We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Future acquisitions will likely remain an important part of our competitive strategy in order to enhance our portfolio of offerings and execute ISV strategies within specific verticals. Since January 1,

2016, we have made seven acquisitions and minority investments. Six of these have been of businesses or technologies which have strengthened our solutions offerings. In addition, our acquisition of Elavon do Brasil Soluções de Pagamento S.A., or EdB, on April 22, 2016 allowed us to expand our TPV and number of active clients, thereby increasing total revenue and income.

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

In connection with the acquisition of EdB and certain other entities, we recorded amortization expense for the years ended December 31, 2019, 2018 and 2017 of R$17.2 million, R$12.6 million and R$14.8 million, respectively, related to the fair value adjustment on intangible assets, primarily software, and property and equipment, as a result of the application of the acquisition method.

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

Timing differential between future revenues generated and operational investments

In executing the Stone Business Model, we expect to incur initial operational investments in periods prior to the realization of any future revenues associated with this upfront investment. For example, in the process of opening a new Stone Hub, we incur the expense of hiring a team of Stone Agents and Green Angels to set up the operation. As sales productivity from this Stone Hub ramps up and marginal operational costs are reduced, we realize greater contribution margins from our Stone Hubs. With the deployment of new and better technologies, management processes and training, we expect the productivity of our Stone Business Model to improve over time.

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

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017
Real growth (contraction) in gross domestic product	1.1%	1.3%	1.3%
Inflation (IGP-M)(1)	7.3%	7.5%	(0.5)%
Inflation (IPCA)(2)	4.3%	3.7%	2.9%
Long-term interest rates—TJLP (average)(3)	6.2%	6.7%	7.0%
CDI interest rate (4)	6.0%	6.5%	10.1%
Period-end exchange rate—reais per US$1.00	R$4.031	3.875	3.308
Average exchange rate—reais per US$1.00(5)	R$3.946	3.656	3.203
Appreciation (depreciation) of the real vs. US$ in the period(6)	(4.0)%	(17.1)%	(1.5)%
Unemployment rate(7)	11.9%	12.3%	12.7%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

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

Currency fluctuations

The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2019, 2018 and 2017, we had a net foreign currency gain (loss) of R$8.5 million, R$(5.8) million and R$8.1 million, respectively.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries,have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19, including Brazil. Significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. However, should the pandemic worsen, it could cause customers to continue to avoid our clients’ businesses and cause temporary or long-term disruptions in our clients’ businesses, including, but not limited to, complete or partial closures. This could lead to lower TPV and revenue generated from our clients. Furthermore, we could experience higher levels of default for our credit solutions. Each of the foregoing could have a material adverse effect on our results of operations and cash flows.

To date, the COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of some of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and the revenue we generate from our clients. In addition, deterioration in financial markets has led to increased costs of capital and decreased margins for our working capital solutions business. Furthermore, a substantial part of our employees are working remotely, which can adversely impact our business.We are unable to provide the same level of customer service we normally do with our Agents, as they cannot service our clients in person.

We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may have an adverse impact on our clients’ financial condition, particularly SMB merchants, and our business could be harmed.”

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

The EdB Acquisition enabled us to strengthen our position in the Brazilian payments market and to increase our transaction volume and access to a well-established portfolio of active clients and business partners. Of our total TPV of R$28.1 billion in 2016, 40.4% was processed on our processing platform and 59.6% was processed on Elavon Inc.’s legacy processing platform. Of our total TPV of R$48.5 billion in 2017, 69.3% was processed on our processing platform and 30.7% was processed on Elavon Inc.’s legacy processing platform. Of our total TPV of R$83.4 billion in 2018, 98% was processed on our processing platform and 2% was processed on Elavon Inc.’s legacy processing platform. This change in TPV on each platform was driven by organic growth of our active client base as well as the migration of merchants from Elavon Inc. to our processing platform. As a result of this migration, our margins have improved due to lower processing costs on our platform. As of the date of this annual report, nearly all of EdB’s merchant base has been migrated to our processing platform. For further information, see note 5 of our audited financial statements.

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

Financial income

Financial income is generated by our working capital and credit solutions, and consists of fees charged for the prepayment of our clients’ receivables from credit card transactions and from our credit operations.

Some merchants allow cardholders to elect to pay for purchases in multiple installments. We allow our merchants to elect early payment of single or multiple installment receivables, less a prepayment fee.

The prepayment fee included in financial income is charged, in addition to our payment processing transaction fees, as described above under “—Net revenue from transaction activities and other services.” The prepayment fee is recognized as financial income once the merchant elects for the receivable to be prepaid. If the merchant elects prepayment of a receivable on a weekend or bank holiday, the prepayment fee will be recognized in financial income on the next business day when the merchant receivable is paid. The expenses we incur in funding the prepayment of receivables and credit operations are included in financial expenses as discussed below. For more information regarding our working capital solutions, see “Item 4. Information on the Company—B. Business Overview—Our Solutions.”

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

•	Transaction costs consist of amounts related to processing, data center costs, telecommunications costs related to leased terminals, third-party payment processor fees (principally associated with payments processed through Elavon Inc. for merchants acquired pursuant to the EdB Acquisition) and wire transfer costs.

•	Depreciation and amortization expenses allocated to cost of services and administrative and selling expenses. Depreciation and amortization included in our cost of services consists mainly of (i) depreciation of equipment leased to merchants, (ii) the amortization of software that we develop internally for use in our operations, (iii) depreciation of datacenter used in our processing operations and (iv) depreciation of right-of-use assets due to the adoption of IFRS 16.

•	Costs to deploy merchant equipment consist of third-party supplier logistics services and internal and external costs related to delivery of leased equipment to merchants and other supply chain costs.

•	Personnel expenses are divided between cost of services and administrative expenses and selling expenses. Personnel expenses included in cost of services relate to customer relations personnel, certain personnel in our technology team, logistics personnel, and other personnel that support our transaction processing and other services.

•	Payment scheme license fees under cost of services are fees paid to Visa, Mastercard and other card schemes to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

•	Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event a billing dispute between a cardholder and merchant is not resolved in favor of the merchant. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargeback or refund from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refund due to closure, bankruptcy, or other circumstances, and, we bear the loss for the amounts paid to the cardholder.

•	Other expenses are allocated to our cost of services as well as our administrative and selling expenses. Other expenses included in our cost of services consist mainly of items such as travel expenses and costs of office supplies incurred in connection with the services that we sell.

Administrative expenses

Administrative expenses represent the amounts that we spend on back-office activities, quality control, indirect relations with our clients and overhead. These amounts consist of certain personnel expenses, depreciation and amortization and other expenses.

•	The portion of our personnel expenses that form part of our administrative expenses relate to our finance, legal, human resources, administrative, and other administrative personnel, as well as fees paid for professional services, including legal, tax and accounting services. The portion of our depreciation and amortization expenses that forms part of our administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office, back-office, and other operations, (ii) the amortization of acquired intangibles for customer relationships and brand, (iii) the amortization of software developed internally to support our head office and back-office needs and (iv) depreciation of right-of-use assets due to the adoption of IFRS 16.

•	The portion of our other costs that form part of our administrative expenses includes items such as travel, lodging, insurance, facilities, rent, consultancy fees, reimbursement of staff expenses and office supplies.

•	Our administrative expenses have increased as a result of becoming a publicly traded company and compliance with the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services.

Selling expenses

Selling expenses represent the amounts we spend on commercial teams, marketing, publicity, commissions for third-party commercial partners and depreciation expenses.

•	The portion of our personnel expenses that form part of selling expenses relates to our commercial team which has direct interactions with potential and existing clients. The main portion of this team are individuals who act in a direct sales model.

•	The portion of our commissions for third-party commercial sales partners that form part of our selling expenses relates to amounts paid for sales partners or franchisees that act directly with potential clients in some determined areas. These sales partners are generally paid in accordance with a profit-sharing model and are paid monthly.

•	The portion of marketing and advertising expenses included in our selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in internet search platforms and expenses incurred in relation to trade marketing at events.

•	The portion of depreciation expenses of right-of-use assets due to the adoption of IFRS 16.

Financial expenses, net

Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the cost of swaps relating to our foreign currency borrowings and (v) bank services fees.

To date, we have funded our working capital solutions primarily (i) by selling receivables owed to us by card issuers to certain banks, (ii) with capital raised by securitizing the receivables owed to us by card issuers through two significant FIDCs, namely FIDC AR1 and FIDC AR2, (iii) through our general third-party borrowings and (iv) with our own capital. In 2017, we set up two Brazilian special purpose investment funds, FIDC AR1 and FIDC AR2, to purchase and hold receivables, through which we have raised capital to finance our working capital solutions. These FIDCs are controlled by us, and raised capital by issuing senior quotas in the FIDCs to outside investors, who receive a return on these investments. For further information regarding these FIDCs, see note 18 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Note on the impact of different funding sources in our operating and financing cash flows.”

All of our bank borrowings and senior quota holder obligations in FIDC AR1 and FIDC AR2 as of December 31, 2019, 2018 and 2017 were denominated in Brazilian reais.

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

Certain employees have also been granted Co-Investment Shares in one of our subsidiaries. Incentive shares are subject to a lock-up period and a discounted buy-back feature retained by us if the employee leaves prior to lockup expiration. As a result, the plan has been liability classified and as such has been re-measured at each reporting date and expensed in our consolidated statements of profit or loss. In addition, in connection with our initial public offering, the Co-Investment Shares were reclassified into common shares pursuant to our amended and restated Articles of Association. For further information about share-based payment expenses see note 26 to our audited consolidated financial statements and “—Significant Factors Affecting our Results of Operations—Reclassification of Liability-Classified Share-Based Compensation Expense”.

Share-based awards in connection with our initial public offering and follow-on offering

In September 2018, we granted new awards of restricted share units (RSUs) and stock options. In addition, we converted all outstanding Phantom Shares to RSU awards. These awards are equity settled, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. We granted 5,396,454 awards (including pursuant to the Phantom Share conversion), and, after giving effect to the acceleration of certain awards in connection with our initial public offering to allow recipients to participate in our initial public offering, such awards have the following aggregate vesting schedule: approximately 6% vested at the initial public offering, approximately 9% will vest in four years, approximately 18% will vest in five years, approximately 21% will vest in seven years, and approximately 46% will vest in 10 years. The aggregate share-based compensation expense associated with such RSU and stock option awards was approximately R$300 million and will be recognized over the vesting periods described above. We incurred R$64 million and R$61 million of share-based compensation expense associated with these awards vesting in the fiscal years ending December 31, 2019 and December 31, 2018, respectively. As the award was a one-time, nonrecurring event related to our initial public offering, all incurred future share-based compensation expense associated with these awards will be an adjustment in our calculation of adjusted net income.

Gain (loss) on investment in associates

Gain (loss) on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.

Income tax and social contributions

Current income tax and social contribution tax on net profits

The current corporate income tax (“CIT”) is calculated at a joint nominal rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20 thousand per month; and (ii) social contribution tax on net income at a 9% rate applicable to non-financial institutions.

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

Our deferred tax assets are mainly generated by our net tax operating loss carryforwards. These are derived primarily from the acquisition of Elavon, as well as from carryforward losses accrued in connection with our operations.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law 11,196/05, (“Lei do Bem”), which enable us to reduce the CIT base. For the effective tax rate reconciliation, see note 11 of our audited consolidated financial statements.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2019 and 2018.

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	770.3	514.6	255.7	49.7%
Net revenue from subscription services and equipment rental	331.6	213.7	117.9	55.2%
Financial income	1,287.8	801.3	486.5	60.7%
Other financial income	186.4	49.6	136.8	275.8%
Total revenue and income	2,576.0	1,579.2	996.8	63.1%
Cost of services	(427.0)	(323.0)	(104.0)	32.2%
Administrative expenses	(285.8)	(252.9)	(32.9)	13.0%
Selling expenses	(360.6)	(190.2)	(170.4)	89.6%
Financial expenses, net	(353.5)	(301.1)	(52.4)	17.4%
Other operating expenses, net	(57.7)	(69.3)	11.6	-16.7%
Loss on investment in associates	(0.8)	(0.4)	(0.4)	100.0%
Profit (loss) before income taxes	1,090.7	442.3	648.4	146.6%
Income tax and social contribution	(286.5)	(137.1)	(149.4)	109.0%
Profit (loss) for the year	804.2	305.2	499.0	163.5%
Profit (loss) for the year
Owners of the parente	803.2	301.2	502.0	166.7%
Non-controlling interests	1.0	4.0	(3.0)	-75.0%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	R$ 2.90	R$ 1.30	R$ 1.60	123.1%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	R$ 2.85	R$ 1.29	R$ 1.56	120.9%

TPV and Active Clients

The following table sets forth our TPV and active clients for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
TPV (in billions)	129.1	83.4	45.7	54.8%
Active clients (in thousands)	495.1	269.1	226.0	84.0%

As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2019, both in TPV and active clients, was primarily driven by our Stone Hubs, both through new Stone Hub openings and growing market share within existing Stone Hubs, which enabled us to onboard new SMB merchants and grow transaction volumes from existing and new clients. Due to our strategic focus on the SMB market segment, we grew our active client base faster than our TPV in the year ended December 31, 2019.

Total revenue and income

Total revenue and income was R$2,576.0 million for the year ended December 31, 2019, an increase of R$996.8 million or 63.1% from R$1,579.2 million for the year ended December 31, 2018. Total revenue and income growth was driven primarily by an increase in TPV and an increase in the number of SMBs as a proportion of our total client base.

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Net revenue from transaction activities and other services	770.3	514.6	255.7	49.7%
Net revenue from subscription services and equipment rental	331.6	213.7	117.9	55.2%
Financial income	1,287.8	801.3	486.5	60.7%
Other financial income	186.4	49.6	136.8	275.8%
Total revenue and income	2,576.0	1,579.2	996.8	63.1%

Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$770.3 million for the year ended December 31, 2019 an increase of R$255.7 million or 49.7% from R$514.6 million for the year ended year over year December 31, 2018. This increase was primarily attributable to the R$45.7 billion growth in TPV, which translated to an increase of R$281.8 million in net revenue from transaction activities and other services, partially offset by a decrease in average rates.

Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$331.6 million for the year ended December 31, 2019, an increase of R$117.9 million or 55.2% from R$213.7 million for the year ended December 31, 2018. This increase was primarily attributable to the increase in the number of active SMB clients, partially offset by lower average subscription per client.

Financial income. Financial income for the year ended December 31, 2019 was R$1,287.8 million, an increase of R$486.5 million or 60.7% from R$801.3 million for the year ended December 31, 2018, primarily attributable to the 54.8% growth in TPV year over year. The R$45.7 billion growth of TPV year over year translates to an increase of R$486.4 million in financial income, and an increase in financial income as a percentage of TPV to 1.00% in 2019 from 0.96% in 2018.

Other financial income. Other financial income was R$186.4 million for the year ended December 31, 2019, an increase of R$136.8 million from the year ended December 31, 2018, primarily attributable to an increase in our cash and cash equivalents and short-term investments primarily attributable our initial public offering proceeds.

Cost of services

Cost of services for the year ended December 31, 2019 was R$427.0 million, an increase of R$104.0 million, or 32.2%, from R$323.0 million for the year ended December 31, 2018. Cost of services as a percentage of total revenue and income was 16.6% for the year ended December 31, 2019, an efficiency gain of 3.9%, from 20.5% for the year ended December 31, 2018. This efficiency gain is primarily driven by (i) dilution of fixed costs of our proprietary processing platform and personnel expenses, which contributed 1.1% and (ii) an improvement of 2.7% due to efficiency improvements our logistics and customer relationship operations.

Administrative expenses

Administrative expenses for the year ended December 31, 2019 was R$285.8 million, an increase of R$32.9 million or 13.0% from R$252.9 million for the year ended December 31, 2018. Administrative expenses as a percentage of total revenue and income was 11.1% for the year ended December 31, 2019, an efficiency gain of 4.9%, from 16.0% for the year ended December 31, 2018. This efficiency gain is mainly explained by operational leverage from personnel and facilities expenses.

Selling expenses

Selling expenses was R$360.6 million for the year ended December 31, 2019, an increase of R$170.4 million or 89.6% from R$190.2 million the year ended December 31, 2018, primarily attributable to an increase of R$105.3 million in personnel expenses due to additional headcount in the sales team in connection with the our strategy to grow through the Stone Hubs.

Financial expenses, net

Financial expenses, net was R$353.5 million for the year ended December 31, 2019, an increase of R$52.4 million from R$301.1 million for year ended December 31, 2018. This increase was primarily attributable to an increase in funding expenses of R$67.6 million due to higher prepayment volumes.

Financial expenses, net as a percentage of financial income reduced from 37.6% for the year ended December 31, 2018 to 27.4% for the year ended December 31, 2019. This reduction was due to lower financial expenses due to the lower base rate in the period, less expensive funding arrangements and use of higher amounts of our own cash to fund prepayment operations.

Other operating expenses, net

Other operating expenses, net was R$57.7 million for the year ended December 31, 2019 a decrease of R$11.6 million or 16.7% from R$69.3 million for the year ended December 31, 2018. This is mainly explained by recovery of receivables, partially offset by higher share-based compensation expenses.

Loss on investment in associates

Losses on investments in associates for the year ended December 31, 2019 was R$0.8 million, or change of R$0.4 million from $0.4 million for the year ended December 31, 2018.

Profit (loss) before income taxes

Profit before income taxes was R$1,090.7 million for the year ended December 31, 2019 an increase of R$648.4 million from a profit before income taxes of R$442.3 million before income taxes for the year ended December 31, 2018.

Income tax and social contribution

Our total effective tax rate for the year ended December 31, 2019 was 26.0%, compared to 31.0% for the year ended December 31, 2018.

For further information about our income taxes, see note 11 to our audited consolidated financial statements.

Net income (loss) for the year

Net income was R$804.2 million for the year ended December 31, 2019 an increase of R$499.0 million from a net income of R$305.2 million for the year ended December 31, 2018. This improvement is mainly related to the increase in total revenue and income in addition to operating leverage in cost of services, administrative expenses and financial expenses.

Adjusted net income

Adjusted net income was R$857.1 million for the year ended December 31, 2019 an increase of R$514.3 from R$342.8 million for the year ended December 31, 2018. The main factors that contributed to the growth in adjusted net income were: (i) increase in total revenue and income, primarily due to higher TPV and our focus on growing our base of SMB merchants; (ii) operating leverage in most lines, especially cost of services and administrative expenses; and (iii) reduced cost of funds, as we transition to less expensive funding arrangements and increase the use of own cash to fund our prepayment operations. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

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

	For the Year Ended December 31,
	2018	2017	Variation (R$)	Variation (%)
	R$ millions, except for amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	514.6	224.2	290.4	129.5%
Net revenue from subscription services and equipment rental	213.7	105.0	108.7	103.5%
Financial income	801.3	412.2	389.1	94.4%
Other financial income	49.6	25.3	24.3	96.1%
Total revenue and income	1,579.2	766.6	812.6	106.0%
Cost of services	(323.0)	(224.1)	(98.9)	44.1%
Administrative expenses	(252.9)	(174.6)	(78.3)	44.9%
Selling expenses	(190.2)	(92.0)	(98.2)	106.7%
Financial expenses, net	(301.1)	(237.1)	(64.0)	27.0%
Other operating expenses, net	(69.3)	(134.2)	64.9	(48.4%)
Loss on investment in associates	(0.4)	(0.3)	(0.1)	33.3%
Profit (loss) before income tax	442.3	(95.7)	538.0	n.m.
Income tax and social contribution	(137.1)	(9.3)	(127.8)	1,374.2%
Profit (loss) for the year	305.2	(105.0)	410.2	n.m.
Profit (loss) attributable to:
Owners of the parent	301.2	(108.7)	409.9	n.m.
Non-controlling interests	4.0	3.8	0.2	5.3%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	1.30	(0.49)	1.79	n.m.
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	1.29	(0.49)	1.78	n.m.

TPV and Active Clients

The following table sets forth our TPV and active clients for the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation (R$)	Variation (%)
	R$ millions, except for amounts per share
TPV (R$ billion)	83.4	48.5	34.9	72.0%
Active Clients (in thousands)	269.1	131.2	137.9	105.1%

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
	R$ millions, except for amounts per share
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

Other financial income. Other financial income was R$49.6 million for the year ended December 31, 2018, an increase of R$24.3 million from the year ended December 31, 2017, primarily attributable to an increase in our cash and cash equivalents and short-term investments primarily attributable our initial public offering proceeds.

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

Liquidity

Our sources of liquidity has primarily been derived from our: (i) sale of our receivables from card issuers to banks, (ii) funding from the issuance of senior quotas in FIDC AR1 and FIDC AR2, and (iii) capital contributions and cash flows from operations. Our primary capital needs relate to funding include: (i) funding our working capital solutions to clients; (ii) purchase of POS equipment; (iii) investment in product development; and (iv) selective acquisitions. We believe our current working capital is sufficient for our present requirements.

The following table is a summary of the generation and use of cash in the years ended December 31, 2019, 2018 and 2017.

	For the Year Ended December 31,
	2019	2018	2017
	R$ millions
Liquidity and Capital Resources:
Cash and cash equivalentes	968.3	297.9	642.0
Net cash used in operating activities	(2,651.8)	(2,415.6)	(1,284)
Net cash used in investing activities	(437.6)	(2,737.1)	(299.7)
Net cash provided by financing activities	3,757.9	4,794.9	2,053.4
Foreign exchange in cash equivalentes	1.8	13.8	1.5

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements.

Short-term investments included bonds and other short-term investments. Our short-term investments were R$2,937.0 million as of December 31, 2019, R$2,770.6 million as of December 31, 2018 and R$201.8 million as of December 31, 2017. For more information, see note 7 to our audited consolidated financial statements.

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

Note on the impact of different funding sources in our operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operation, we predominantly use one of the following sources of funding: (i) the sale of our receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) by deploying our own capital from capital contributions or cash flows from operations. These funding options lead to different effects on our balance sheet and statement of cash flows:

(i)	Sale of receivables: the true sale of receivables results in the derecognition of our Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from our balance sheet in the same amount and the combined effect to our cash flows is a positive operational cash flow equivalent to our net fees earned by providing such prepayment service.

(ii)	Issuance of FIDC senior quotas: when we launch a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on our balance sheet as cash and as a liability to senior quota holders. We then transfer our receivables from card issuers from our operating subsidiary to the FIDC and use the cash to fund our prepayment operations. As a result of consolidating the FIDC in our financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on our consolidated balance sheet. This set of transactions generates a positive impact on our cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

(iii)	Debentures and private loans: when we issue a debenture or takes a private loan, the effect on the our balance sheet and statement of cash flows is similar to the issuance of FIDC senior quotas.

(iv)	Deployment of our own capital: when we use our own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on our balance sheet. However, our Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

Net cash used in operating activities

For the year ended December 31, 2019, net cash used in operating activities was R$2,651.8 million, primarily as a result of:

•	Net income of R$804.2 million combined with non-cash expenses consisting primarily of other financial costs and foreign exchange, net of R$110.7 million, and depreciation and amortization of R$163.4 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2019 was R$403.4 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$4,610.8 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$4,779.5 million, driven by the growth in TPV and other sources of funding such as FIDC and borrowings; and

(ii)	partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$245.9 million, mainly driven by the growth of our TPV which in turn was partially offset by the growth of prepayments made to clients under our working capital solutions offering.

•	In addition, amounts received from interest income of R$1,191.1 million, income tax and social contribution paid of R$171.3 million, and interest paid of R$268.5 million generated a net inflow of R$751.3 million.

For the year ended December 31, 2018, net cash used in operating activities was R$2,415.6 million, primarily as a result of:

•	Net income of R$305.2 million combined with non-cash expenses consisting primarily of other financial costs and foreign exchange, net R$126.8 million, and depreciation and amortization of R$92.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2018 was R$255.9 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$3,262.6 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$3,990.4 million, driven by the growth in TPV and the launch of FIDC AR1 and FIDC AR2 to fund our prepayment operations;

(ii)	partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$570.1 million, mainly driven by the growth of our TPV which in turn was partially offset by the growth of prepayments made to clients under our working capital solutions offering.

•	In addition, amounts received from interest income of R$514.8 million, income tax and social contribution paid of R$87.4 million, and interest paid of R$141.4 million generated a net inflow of R$285.9 million.

For the year ended December 31, 2017, net cash used in operating activities was R$1,284.0 million, primarily as a result of:

•	Net loss of R$105.0 million, offset by non-cash expenses consisting primarily of share-based payments of R$138.9 million, other financial costs and foreign exchange, net, of R$71.9 million and depreciation and amortization of R$57.2 million. The total amount of adjustment to net loss from non-cash items in 2017 was R$277.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$1,552.7 million, principally due to:

(i)	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$1,774.3 million, driven by the growth in TPV and the launch of FIDC AR1 and FIDC AR2 to fund our prepayment operations;

(ii)	partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$210.3 million, mainly driven by the growth of our TPV which in turn was partially offset by the growth of prepayments made to clients under our working capital solutions offering.

•	In addition, amounts received from interest income of R$147.4 million, income tax and social contribution paid of R$3.2 million, and interest paid of R$47.5 million generated a net inflow of R$96.7 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities for the year ended December 31, 2019 was R$437.6 million, compared to R$2,737.1 million of net cash used in investing activities for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2019 was mainly driven by the purchase of property and equipment, including POS equipment and hardware for use in our data centers, amounting to R$333.6 million, compared to R$140.9 million for the year ended December 31, 2018.

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

Net cash provided by (used in) financing activities

Net cash provided by financing activities in the year ended December 31, 2019 was R$3,757.9 million, compared to net cash provided by financing activities of R$4,794.9 million for the year ended December 31, 2018. The increase was mainly driven by the proceeds from FIDC senior quota holders of R$1,640.0 million and issuance of borrowings, net of payments, of R$2,157.0 million in 2019.

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

Indebtedness and FIDC Quota Holder Obligations

As of December 31, 2019, we had outstanding debt and FIDC quota holder obligations in the aggregate amount of R$6,746.2 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2019 and 2018:

	Average annual interest rate %	Maturity	At December 31, 2019 Amount (R$ million)	At December 31, 2018 Amount (R$ million)
Obligations to FIDC AR quota holders (i)	106.0% - 106.8% of CDI Rate(1)	Jun/20, Nov/20, Dec/20, Jul/21	2,070.5	6.4
Obligations to FIDC TAPSO quota holders	115.0% of CDI Rate(1)	Mar/20	20.4	10.2
Leases	CDI Rate(1) + 2.1% per year		-	0.8
Leases	111.0% of CDI Rate(1)	Jul/20	1.5	1.5
Leases	105.7% - 107.1% of CDI Rate(1)	Jan/20 - Jun/29	35.8	-
Bank borrowings (ii)	108.0% - 121.3% of CDI Rate(1)	Jan/20 - Mar/20	1,777.1	0.8
Loans with private entities (iii)	109.8% of CDI Rate(1)	Sep/21	738.5	758.0
Debentures (iv)	109.0% of CDI Rate(1)	Jul/22	395.0	-

	Average annual interest rate %	Maturity	At December 31, 2019 Amount (R$ million)	At December 31, 2018 Amount (R$ million)
Current portion of debt			5,038.7	777.7
Obligations to FIDC AR quota holders (i)	106.0% - 106.8% of CDI Rate(1)	Jun/20, Nov/20, Dec/20, Jul/21	1,620.0	2,057.9
Leasing	111.0% of CDI Rate(1)	Jul/20	-	1.4
Leasing	105.7% - 107.1% of CDI Rate(1)	Jan/20 - Jun/29	87.5	-
Non-current portion of debt			1,707.5	2,059.3
Total Debt			6,746.2	2,837.0

(1)	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(i)	Obligations to FIDC quota holders

We launched two special purpose investment funds known as Fundos de Investimento em Direitos Creditórios, or FIDCs, which we referred to as FIDC AR1 and FIDC AR2, in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. A FIDC is an investment fund authorized by the Brazilian Monetary Council, and the purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund our operations. We hold 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to us as holders of subordinated quotas.

In 2017, three series of senior quotas were issued, with a total amount of up to R$2,059,500. FIDC AR1 will mature in June 2020, and FIDC AR2 will mature in December 2020. The payment of interest is made every six months and, at the end of the third annual period, the senior quotas must be fully redeemed. The benchmark return rate is 106.8% of the CDI rate.

In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$1,620,000, and will mature in July2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.

(ii)	Bank borrowings

In December 2018, the Company had outstanding bank borrowings of R$0.75 million with an average interest of UMBNDES Rate + 4.0% per year, which were fully redeemed in 2019. In the second half of 2019, the Company issued CCBs (Bank Credit Notes), maturing between January and March 2020.

(iii)	Loans with private entities

On October 1, 2018, the Company entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, at a discount rate equivalent to 103.0% of the CDI Rate, and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.

In October 2019 the Company renewed this loan contract for another two years, with a discount rate equivalent to 109.8% of the CDI Rate.

(iv)	Debentures

On June 12, 2019, we approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in a total aggregate principal amount of R$400,000, maturing in July 2022. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 109.0% of the CDI rate. The Debenture would contain financial covenants which were under review in December, 2019 but were already excluded in February 5, 2020.

Bilateral loan facilities

In addition, in March 2020, we entered into two US$100 million bilateral loans each indexed to the Brazilian real, totaling US$200 million. The loans mature in 90 days from the execution date, and the proceeds of these loans will be used mainly for the prepayment of receivables. The debt facilities bear interest at the rates of 4.085% and CDI + 0.85%, respectively.

As of December 31, 2019, we had approximately R$770 million of unused borrowing capacity under revolving credit lines we have entered into with commercial banks. For further information on our financing activities, see note 18 to our audited consolidated financial statements.

Capital Expenditures

Capital expenditures comprise purchases of intangible assets and property and equipment.

In the year ended December 31, 2019, we made capital expenditures of R$399.9 million. Of these, R$333.6 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$66.4 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.

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

We estimate that our capital expenditures for 2020 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.

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

Consolidation of structured entities

We consider each of FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA to be structured entities as defined by IFRS 10. The Company holds all subordinated quotas issued by the FIDCs AR, representing approximately 10% of the total outstanding quotas, FIDC TAPSO representing approximately 99% and FIDC SOMA representing 100%, while third-party partners hold all senior and mezzanine quotas, representing approximately 90% of the total outstanding quotas of FIDCs AR and 1% of TAPSO.

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these FIDCs. In addition, senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, the Company is entitled to the full residual value of the entities, if any, and thus the Company has the rights to their variable returns.

In accordance with IFRS 10, the Company concluded it controls FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA, therefore, they are consolidated in the Company’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

Financial Assets

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The Company applies a simplified approach in calculating ECLs, therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For financial instruments classified at FVPL when the fair values cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

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

The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with us.

Property and equipment and intangible assets useful lives

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Assets’ useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

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

Intangible Assets

Certain direct development costs associated with internally developed software and software enhancements of our technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized straight-line, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

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

As of December 31, 2019, 2018 and 2017, we do not hold indefinite life intangibles assets, except for goodwill.

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

We performed our annual impairment test as of December 31, 2019, 2018 and 2017, which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Share-based payments

We have equity-settled share-based payment plans, under which management grants shares to employees and non-employees in exchange for services.

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period).

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

Application of New Accounting Standards and New Accounting Policies

On January 1, 2019 we applied the following accounting standards. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.20 to our audited consolidated financial statements included elsewhere in this annual report.

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

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

We adopted IFRS 16 – Leases from January 1, 2019, applying the modified retrospective approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4 - Determining Whether an

Arrangement Contains a Lease at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

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

We adopted IFRIC 23 on its effective date, January 1, 2019 and had no impacts recognized in its financial statements.

 Amendments to IFRS 9: Prepayment Features with Negative Compensation

The IASB (‘Board’) has issued a narrow-scope amendment to IFRS 9 to enable companies to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at FVPL.

Negative compensation arises where the contractual terms permit the borrower to prepay the instrument before its contractual maturity, but the prepayment amount could be less than unpaid amounts of principal and interest. However, to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract”. The Company concluded there was no impact of this amendment to IFRS 9 on the Company’s consolidated financial statements.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

New Accounting Standards under IFRS

Certain IFRS standards and interpretations that have been issued but that are not in effect until January 1, 2020 could impact the presentation of our financial position or performance once they become effective. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.20.2 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

Our contractual obligations at December 31, 2019 were as follows:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Debt and FIDC quota holder obligations	6,623.3	5,003.3	1,620.0
Leases(1)	122.9	35.4	37.5	14.4	35.6
Total	6,746.2	5,038.7	1,657.5	14.4	35.6

(1)	Consists of office leases, software leases and lease and insurance costs for motorcycles used by our Green Angels.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

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

Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of our board of directors hold office until the next annual general meeting.

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

The following table presents the names of the members of our board of directors:

Name	Age	Position
André Street(1)	35	Director and Chairman
Eduardo Cunha Monnerat Solon de Pontes(1)	41	Director and Vice Chairman
Roberto Moses Thompson Motta(1)(2)	62	Director
Thomas A. Patterson	54	Director
Ali Mazanderani(2)	38	Director
Silvio José Morais(2)	57	Director

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

André Street is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company that geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil

Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception..

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

Ali Mazanderani is a member of our board of directors, a position he has held since 2018. He is a non-executive director of several companies including Network International (FTSE listed payments company operating in Africa and the Middle East), Creditinfo Group (multi-country credit bureau), 5 Star Loyaty (US loyalty and payment company). Mr. Mazanderani was previously a partner at Actis, a leading growth market private equity company. Before Actis, Mr. Mazanderani was the lead strategy consultant for First National Bank (South Africa) based in Johannesburg. Prior to that, he advised private equity and corporate clients for OC&C Strategy Consultants in London. He holds a Bachelors degree in Economics from the University of Pretoria, a Masters in Economics for Development from Oxford University, a Masters in Economic History from the London School of Economics, an Executive MBA from INSEAD and an Executive Masters in Buinsess Law from the University of St Gallen. We believe that Mr. Mazanderani is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial technology sector.

Silvio José Morais is a member of our board of directors, a position he has held since 2019. Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. from 1998 to 2018, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct Tax functions. Between 1988 and 1998, he held various other positions at Ambev S.A. Between 2008 and 2019 he also served as an officer at IAPP – Instituto Ambev de Previdencia Privada, and has been a board member since March 2019. Mr. Morais is also a board member, a position he has held since 2017, and an executive director, a position he has held since 2018, of FUNDAÇÃO ANTONIO E HELENA ZERRENNER. Since May 2019 he is board member at FALCONI Participações S.A., the entity which controls FALCONI Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP.

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

The following table lists our current executive officers:

Name	Age	Position
Thiago dos Santos Piau	30	Chief Executive Officer
Augusto Barbosa Estellita Lins	56	President
Marcelo Bastianello Baldin	37	Vice President, Finance
Rafael Martins Pereira	34	Investor Relations Executive Officer
Felipe Salvini Bourrus	36	Chief Technology Officer
Vinícius do Nascimento Carrasco	43	Chief Economist & Regulatory Affairs Executive Officer
Lia Machado de Matos	43	Chief Strategy Officer

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

Lia Machado de Matos is our Chief Strategy Officer, a position she has held since 2016. She is responsible for designing our strategy and leading the implementation of key strategic projects. She was responsible for the development of the Hub Strategy in 2015 and continues to lead StoneCo's strategic initiatives. Prior to joining Stone

Co., she served as a Family Office Director for Varbra between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005..

B.	Compensation

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2019, the aggregate compensation expense for the members of the Board of Directors and Stone Co.’s executive officers for services in all capacities was R$30.8million, which includes both benefits paid in kind and variable compensation.

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

We have not entered into any service contracts with our directors to provide for benefits upon termination of employment.

Employment agreements

None of our executive officers have entered into employments agreement with the Company.

Long-Term Incentive Plans (LTIP)

Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the StoneCo. Ltd. Long-Term Incentive Plan (the “LTIP “) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares.

On September 1, 2018, we adopted the LTIP to enable us to grant equity-based awards to our employees and other service providers with respect to our Class A common shares, and we granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals in connection with the successful completion of our initial public offering. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration. As of December 31, 2019, there were RSUs including the Phantom Shares outstanding with respect to 4,434,896 Class A common shares and stock options outstanding with respect to 33,636 Class A common shares (with a weighted average exercise price of US$ 24.92 The terms of the LTIP are described in more detail below under “—Omnibus Equity Plan”

Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for our Class A common shares (subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. As of December 31, 2019, there were Co-Investment Shares outstanding with respect to 5,329,364 Class A common shares. In addition, in connection with this offering, we intend to release transfer restrictions applicable to a number of Co-Investment Shares.

Certain of our founding partners and senior executives have received a one-time indirect issuance of our fully vested Class C shares, or the Class C shares, which permitted the holders of such shares to participate in our initial public offering. In connection with our initial public offering, the Class C shares were converted into Class B shares, of which there were 5,881,050 Class B shares outstanding as of December 31, 2019. These shares are subject to a lock-up period.

In 2018, certain of the key employees of our subsidiaries held phantom shares, or the Phantom Shares, that entitled participants to receive a cash payment in connection with a qualifying “settlement event” based on a change in control, which payment was determined based on the positive difference between the share price of DLP Brasil on the date of the settlement event and the share price of DLP Brasil on the grant date. In September 2018, we converted all outstanding Phantom Shares into RSU awards (with the terms described above) under the LTIP. The then outstanding Phantom Shares were converted into RSU awards.

Omnibus Equity Plan

In September 2018, we adopted, and our board of directors approved, the LTIP for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward individuals to perform at the highest level. The LTIP governs the issuances of equity incentive awards with respect to our Class A common shares. At the time of adoption, we reserved a maximum share capacity under the Plan of 7,442,316 Class A common shares (which represents a pool that was approved by our pre-IPO shareholders for equity incentives to our key employees), of which there were 1,445,279 Class A common shares remaining as of December 31, 2019. We intend to use this remaining share pool for future issuances.

Equity incentive awards may be granted to our employees, non-employee directors, consultants or other advisors, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the LTIP may be granted in the form of options, stock appreciation rights, restricted stock, unrestricted stock, RSUs, performance awards or other stock-based awards. Share options and share appreciation rights will have an exercise price determined by the administrator.

The vesting conditions for grants under the LTIP will be determined by the administrator and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For restricted stock and unrestricted stock, the award documentation will specify any purchase price that the participant might be required to pay. For share options, the administrator will determine the exercise price of the option, the term of the option (which may not exceed 15 years from the grant date) and the time or times at which the option may be exercised.

The LTIP is administered by the compensation committee of our board of directors or another committee as may be designated by the board of directors.

C.	Board practices

Committees of the Board of Directors

Our board of directors has two standing committees: the audit committee and the compensation committee. In addition, we have established an additional committee to assist the board of directors in a consultative capacity: the finance committee. The finance committee, comprised of board members, has been formed for the purpose assisting management with assessing and managing market risks, liquidity risks, capital allocation decisions and other strategies and goals relating to our financial position.

Audit Committee

The audit committee, which consists of Roberto Moses Thompson Motta, Ali Mazanderani and Silvio José Morais, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ali

Mazanderani is the chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Ali Mazanderani, Roberto Moses Thompson Motta and Silvio Jose Morais are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Roberto Moses Thompson Motta, Ali Mazanderani and Silvio José Morais satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.

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

Foreign Private Issuer Status

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;

•	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and

•	the requirement under Section 5635 of Nasdaq listing rules that requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

D.	Employees

As of December 31, 2019, 2018 and 2017, we had 5,938, 3,574 and 2,806 full-time employees, respectively. As of December 31, 2019, 1,152 of these employees were based in our offices in São Paulo, 1,714 of these employees were based in our offices in Rio de Janeiro, and 3,072 were based in other cities elsewhere in Brazil. We also engage consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2019:

Function	Number of Employees	% of Total
Administrative	781	13.2%
Operations	1,439	24.2%
Technology and Product Development	668	11.2%
Sales and Marketing	3,050	51.4%
Total	5,938	100%

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

The following table presents the beneficial ownership of our shares owned by our directors and officers as of April 6, 2020. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
André Street (2)	-	-	76,446,022	78.5%	66.3%
Eduardo Cunha Monnerat Solon de Pontes (3)	-	-	76,446,022	78.5%	66.3%
Roberto Moses Thompson Motta	-	-	-	-	-
Thomas A. Patterson (4)	8,959,532	5.0%	20,379,744	20.9%	18.4%
Ali Mazanderani	-	-	-	-	-
Silvio José Morais	-	-	-	-	-
Thiago dos Santos Piau	-	-	-	-	-
Augusto Barbosa Estellita Lins	1,736,591	1.0%	-	-	0.2%
Marcelo Bastianello Baldin	-	-	-	-	-
Rafael Martins Pereira	-	-	-	-	-
Felipe Salvini Bourrus	-	-	-	-	-
Vinícius do Nascimento Carrasco	-	-	-	-	-
Lia Machado de Matos	*	*	-	-	*
All directors and senior management as a group (13 persons)	10,706,028	6.0%	96,825,766	99.4%	84.9%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)	Shares beneficially owned consists of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 4,845,481 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 68,490,839 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Street may be deemed to share voting and investment power. See footnote (2) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

(3)	Shares beneficially owned consists of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 4,845,481 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 68,490,839 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Pontes may be deemed to share voting and investment power. See footnote (2) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

(4)	Shares beneficially owned consists of 6,209,532 Class A common shares and 20,379,744 Class B common shares held of record by Madrone Partners L.P., over which Mr. Patterson may be deemed to share voting and investment power. See footnote (3) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of April 6, 2020. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

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

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 179,678,729 outstanding Class A common shares and 97,364,952 outstanding Class B common shares as of April 6, 2020.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
HR Holdings LLC (2)	-	-	68,490,839	70.3%	59.4%
Madrone Partners L.P. (3)	8,959,532	5.0%	20,379,744	20.9%	18.4%
T. Rowe Price Funds (4)	32,838,829	18.3%	-	-	2.8%
Actis 4 PCC (5)	14,462,230	8.0%	-	-	1.3%

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
Capital Research Global Investors (6)	18,111,355	10.1%	-	-	1.6%
Berkshire Hathaway Inc. (7)	14,166,748	7.9%	-	-	1.2%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)	Consists of common shares held of record by HR Holdings, LLC. André Street and Eduardo Pontes may be deemed to have voting and dispositive power over the shares held by HR Holdings, LLC. In addition, Mr. Street and Mr. Pontes are the beneficial owners of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 4,845,481 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK. HR Holdings, LLC is controlled by ACP Investments Ltd.—Arpex Capital, which is in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK.

(3)	Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)	The information in the above table concerning T. Rowe Price Associates, Inc. was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc. on February 14, 2020 reporting beneficial ownership at December 31, 2019. Disclaimer: T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed above. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed above; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price funds.

(5)	The information in the above table concerning Actis 4 PCC-Cell Granite was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by Actis 4 PCC-Cell Granite on February 12, 2020 reporting beneficial ownership at December 31, 2019. Consists of common shares held by Actis 4 PCC-Cell Granite. Actis 4 PCC-Cell Granite is a Mauritian protected cell company the shareholders of which are investment funds managed by Actis GP LLP or members of the Actis Group. The business address for Actis 4 PCC-Cell Granite is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. Actis Global 4 LP and Actis Global 4 A LP hold a majority of the interests of Actis 4 PCC–Cell Granite. Actis GP LLP is the general partner of Actis Global 4 LP and Actis Global 4 A LP. Actis New GP Co Ltd holds a majority of the interests of Actis GP LLP. Actis LLP is the sole shareholder of Actis New GP Co Ltd. H Ebco S.a.r.l. holds a majority of the interests of Actis LLP. Savina Holdings L.P. is the sole owner of H Ebco S.a.r.l. Savina Holdings GP LLP is the general partner of Savina Holdings L.P.

(6)	The information in the above table concerning Capital Research Global Investors was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by Capital Research Global Investors on March 10, 2020 reporting beneficial ownership at February 28, 2020. Of the shares of Class A common shares beneficially owned, Capital Research Global Investors reported that it has sole dispositive power with respect to 18,111,355 shares, and sole voting power with respect to 18,104,903 shares. Capital Research Global Investors is a division of Capital Research and Management Company. The business address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

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

In addition, the Shareholders Agreement provides that for so long as our founder shareholders and their affiliates own at least 10% of the voting power of our outstanding share capital, our founder shareholders will have the right to cause each of the compensation committee, the audit committee and the finance committee of our board of directors to include in its membership the pro rata share of the total number of members of each committee that is equal to the proportion that the number of directors that our founder shareholders are entitled to designate bears to the total number of directors on our board of directors, except to the extent that such membership would violate applicable securities laws or Nasdaq rules.

The rights granted to our founder shareholders to designate directors are additive to and not intended to limit in any way the rights that our founder shareholders or any of their affiliates may have to nominate, elect or remove our directors under our memorandum and articles of association or laws of the Cayman Islands.

The Shareholders Agreement also provides that for so long as founder shareholders own at least 15% of the voting power of our common shares then outstanding, we agree not to take, or permit our subsidiaries to take, certain actions, such as incurring indebtedness in excess of our net equity, entering into a transaction that would result in a Change of Control (as defined therein), entering into a merger, consolidation, reorganization or other business combination, taking any steps to liquidate or declare bankruptcy or insolvency, issue any capital shares other than pursuant to the Omnibus Equity Plan, acquire or dispose of assets in excess of 20% of our fair market value, or approve any annual compensation of officers and directors, without the approval of our founder shareholders. Additionally, for as long as our founder shareholders and their affiliates hold at least 5% of the total voting power of our outstanding share capital, our founder shareholders and their designated representatives will have certain information and access rights to our management. Finally, the Shareholders Agreement provides that from and after the date on which our founder shareholders no longer collectively beneficially own more than 50% of the voting power of our outstanding share capital, we will cause the board of directors to be divided into three classes of directors, whose members will serve for staggered terms as set forth in our Articles of Association.

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

Services Agreement and Reimbursements

On January 2, 2014, DLP Capital LLC, our wholly-owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street, the Chairman of our board of directors, and Mr. Eduardo Pontes, one of our directors, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with Zurich Consultoria e Participações Ltda., or Zurich, an entity also controlled by Mr. André Street and Mr. Eduardo Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel” for R$10.0 million, R$7.7 million and R$6.5 million to Genova and Zurich pursuant to the services agreement and reimbursement expenses for the years ended on December 31, 2019, 2018 and 2017, respectively. For further information, see note 19 to our consolidated financial statements.

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

For further information on our transactions with Equals, see “Associates” in note 19 to our consolidated financial statements.

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

Related Person Transaction Policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

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

As of December 31, 2019, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$9.5 million and have made judicial deposits in an aggregate amount of R$15.5 million, as of December 31, 2019. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2019, we were party to 567 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$8.9 million. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2019, we were party to 90 labor-related judicial and administrative proceedings in a total amount of approximately R$8.3 million for which R$0.7 million was recorded as a provision in our audited financial statements. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to secondary liability of the company, overtime payment, salary differences (enquadramento sindical), termination fees, profit and result sharing and other indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2019, we were not involved in any material tax or social security proceedings.

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

In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. In April 2019, we completed a secondary follow on offering for 19.5 million Class A shares. Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018.

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

As of December 31, 2019, 178,681,714 Class A common shares and 98,678,252 Class B common shares were issued, fully paid and including 6,870 Class A common shares in treasury.

Treasury Shares

As of December 31, 2019, the Company holds 6,870 Class A common shares in treasury.

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

The Class A common shares are traded on the Nasdaq stock exchange in book-entry form and may be transferred in accordance with the Articles of Association and rules and regulations of Nasdaq or of any recognized stock exchange on which our securities are listed.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is a description of the material U.S. federal income tax consequences of the ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold our shares.

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

Based on the composition of our income and assets, the value of our assets, and recently proposed Treasury regulations (the “Proposed Regulations”), we do not believe we were a PFIC for our 2019 taxable year, and we do not expect to be a PFIC for our current taxable year. However, because our PFIC status for any taxable year can be determined only after the end of such taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time, and because there is no guarantee that the Proposed Regulations will be adopted in their current form, there can be no assurance that we will not be a PFIC for our current taxable year or any future year. Moreover, there can be no assurance that the IRS will agree with our conclusion. In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. Certain of our income may be treated as passive income, unless such income is eligible for the Active Financing Exception, and related assets may be considered passive assets unless the Active Financing Exception applies. We believe that the Active Financing Exception, as interpreted by the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, the Treasury Department has specifically requested comments regarding the continued applicability of the Active Financing Exception in the PFIC context once the corollary exception under the PFIC rules for licensed banks is finalized. While the Proposed Regulations permit taxpayers to rely on them, it is possible that the Treasury Department will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Financing Exception might not apply to our income and it is possible that we could be treated as a PFIC. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

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

As of December 31, 2019, 2018 and 2017 we had cash and cash equivalents and short-term investments denominated in U.S. dollars and euros in the amount of R$2,976.8 million, R$254.9 million and R$232.5 million, respectively.

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

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of December 31, 2019. For this analysis, we adopted as a probable scenario for the future interest rates of 5.78% for the CDI Rate. As a result, financial income (with respect to short-term investments) and financial expense, net (with respect to both short and long-term borrowings) would be impacted as follows:

Transactions	Interest rate risk	Book value	Reasonably possible change	Impact on profit or loss before tax
Short-term investments	CDI variation	2,758,265	10%	1,103
Loans and financing	CDI variation	(2,910,550)	10%	(1,261)
Obligations to FIDC quota holders	CDI variation	(3,710,894)	10%	(1,581)
				(1,738)

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposures to third parties, including cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets represents the maximum credit exposure.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Company, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Company’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees—collateral or bank—considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Company. To-date, the Company has not incurred losses from card issuer receivables.

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

On April 2, 2019, our registration statement on Form F-1 (File No. 333-230642), as amended, was declared effective by the SEC for our follow on offering of our Class A common shares, pursuant to which certain of our selling shareholders offered and sold a total of 19,500,000 of our Class A common shares, par value US$0.000079365 per share, at a public offering price of US$40.50 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. acted as global coordinators for the offering. The offering began on April 2, 2019 and was completed on April 5, 2019.

Certain selling shareholders sold 19,500,000 Class A common shares for an aggregate price of approximately US$770.0 million.

We did not receive any proceeds from the sale of Class A common shares by certain selling shareholders in our initial public offering. Underwriting discounts and commissions of approximately US$19.7 million and other expenses were approximately US$1.2 million.

Our expenses in connection with our follow on offering through December 31, 2019, other than underwriting discounts and commissions, were the following:

Expenses	Amount (US$)
U.S. Securities and Exchange Commission registration fee	128,350
FINRA filing fee	128,350
Printing and engraving expenses	175,000
Legal fees and expenses	475,000
Transfer agent and registrar fees	58,000
Accounting fees and expenses	192,000

Expenses	Amount (US$)
Miscellaneous costs	51,000
Total	1,207,700

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

On October 24, 2018, our registration statement on Form F-1 (File No. 333-227634), as amended, was declared effective by the SEC for our initial public offering of our Class A common shares, pursuant to which we and certain of our selling shareholders offered and sold a total of 58,333,333 of our Class A common shares, par value US$0.000079365 per share, at a public offering price of US$24.00 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as global coordinators for the offering. The offering began on October 24, 2018 and was completed on October 29, 2018.

We sold 45,818,182 Class A common shares and certain selling shareholders sold 12,515,151 Class A common shares, including 7,608,695 Class A common shares purchased by the underwriters pursuant to their option to purchase additional shares, for an aggregate price of approximately US$1,350.2 million.

On October 22, 2018, we entered into an agreement to sell US$100.0 million of Class A common shares to Ant Financial in a placement exempt from registration under the U.S. Securities Act of 1933, as amended, or the “Ant Financial Placement”. The price per share sold in the Ant Financial Placement was US$24.00, being the price per share to the public in this offering and 4,166,666 Class A common shares were issued in the Ant Financial Placement. The offering was completed on November 21, 2018.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Vice President, Finance concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report.

C.	Attestation report of the registered public accounting firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2019. Their attestation report on internal controls over financial reporting is included herein.

D.	Changes in internal control over financial reporting

Other than the implementation of controls over the new accounting standards effective January 1, 2019, mainly IFRS 16- Leases, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Ali Mazanderani Roberto Moses Thompson Motta and Silvio José Morais are audit committee financial experts, as that term is defined by the SEC, and are all independent for the purposes of SEC and Nasdaq rules.

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

ITEM 16C. Principal accountant fees and services

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2019 and 2018. Our independent accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2019 and 2018.

	2019	2018
	(in thousands of reais)
Audit fees	4,492.0	6,125.0
Audit related fees	359.0	91.0
Tax fees	175.0	-
Total	5,026.0	6,216.0

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

ITEM 16D. Exemptions from the listing standards for audit committees

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On May 13, 2019, we announced the adoption of our share repurchase program in an aggregate amount of up to US$200 million (the “Repurchase Program”). Our Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. No Class A common shares were purchased pursuant to the Repurchase Program in 2019.

As of the date of this annual report, 528,335 Class A common shares had been repurchased pursuant to the Repurchase Program in 2020.

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

Majority of Independent Directors

The Nasdaq rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, three of our directors, Ali Mazanderani, Roberto Moses Thompson Motta and Silvio Jose Morais, are independent.

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

ITEM 18. Financial statements

See our audited consolidated financial statements beginning at page F-1.

ITEM 19. Exhibits

1.1	Amended and Restated Articles of Association of StoneCo Ltd. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 16, 2018).

2.1*	Description of Securities registered under Section 12 of the Exchange Act

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.2	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 between Visa do Brasil Empreendimentos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.3†	License Agreement, dated as of December 21, 2015 between Mastercard International Incorporated and Stone Pagamentos S.A., including the Acceptance Letter, dated as of December 21, 2015, from Mastercard International Incorporated to Stone Pagamentos S.A.; the Summary of Licenses Granted, dated as of December 21, 2015; and Supplement to Mastercard License Agreement, effective as of April 19, 2016, between Mastercard International Incorporated and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.4	Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.5	Loan Agreement dated as of May 1, 2018 between Equals S.A. and DLP Pagamentos Brasil S.A. (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.6	English translation of FIDC AR1 Bylaws, as amended and restated, dated as of June 25, 2018 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.7	English translation of FIDC AR2 Bylaws, as amended and restated, dated as of June 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.8†	English translation of the Supply Agreement ( Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.9	Shareholders Agreement among StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.10	Registration Rights Agreement between StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited, Madrone Partners L.P. and the persons listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

4.11	DLP Payments Holdings Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.12	StoneCo Ltd. Contribution Agreement Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.13*	English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of November 3, 2017, between Elo Serviços S.A. and Stone Pagamentos S.A.

8.1*	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-230642) filed with the SEC on April 1, 2019).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Auditores Independentes S.S.

99.1	Consent of IBOPE Inteligência, dated April 26, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019)

99.2	Consent of Neoway Business Solutions, dated April 26, 2019 (incorporated herein by reference to Exhibit 99.2 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2019)

101**	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

*	Filed with this Annual Report on Form 20-F.

**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

Glossary of Terms

The following is a glossary of certain industry and other defined terms used in this annual report:

“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).

“active client” means a merchant that has completed at least one electronic payment transaction with us within the preceding 90 days and includes clients from our previous “Stone Mais” business

“acquirer” means a payment institution that, without managing payment accounts, provides the following services: (i) accreditation of receivers for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (ii) participation in the settlement process of payment transactions as a creditor with respect to the card issuer, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants.

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

“FIDC AR1” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão de Credito—Stone, a FIDC launched by the Company in June 2017 in order to raise capital.

“FIDC AR2” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores De Cartão De Credito—Stone II, a FIDC launched by the Company in November 2017 in order to raise capital.

“FIDC Soma” means Soma Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company in October 2019 in order to provide credit solution to clients.

“FIDC TAPSO” means TAPSO—Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company to provide working capital solutions to clients.

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

“SCD” means Direct Credit Society (Sociedade de Crédito Direto), which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using its proprietary capital as financial source for such transactions.

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

“Stone SCD” means the Company formed in August 5, 2019 to provide financial solutions to Stone’s clients. On July 22, 2019, the Company obtained a license from the Brazilian Central Bank allowing it to offer credit through Stone SCD.

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

StoneCo. Ltd.

Date:	April 29, 2020	By:	/s/ Thiago dos Santos Piau
			Name:	Thiago dos Santos Piau
			Title:	Chief Executive Officer

Date:	April 29, 2020	By:	/s/ Marcelo Baldin
			Name:	Marcelo Baldin
			Title:	Vice President, Finance

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2019 and 2018 and the three years ended December 31, 2019 with report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company“) as of December 31, 2019 and 2018, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2020 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from transaction activities and financial income

Description of the Matter

As described in note 3.14, the Company recognizes revenues from transaction activities relating to the fees for the intermediation of electronic payments services, including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meals cards, as well as fees for other services. Revenue from transactions activities is recognized when the transaction is captured net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks given that: (i) the Company is not the primary entity responsible for the authorization, processing and settlement services performed by the payment scheme networks and card issuers; (ii) the Company has no latitude to establish the assessment and interchange fees; (iii) the Company does not collect the interchange fee and the assessment fee is collected on behalf of the clients; and (iv) the Company does not bear the credit risk of the cardholder. Total revenue from transaction activities totaled R$ 862,268, while financial income related to discount fees for the prepayments to the clients totaled R$ 1,352,064. Auditing the Company’s revenue from transaction activities and financial income is complex, as such activities are processed through a complex information technology environment, stem from multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgement.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities and financial income with discount fees for the prepayments to the clients. For example, we involved our Information Technology professionals to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.

To test revenue from transaction activities and discount fees for the prepayments to clients, our audit procedures included, among others: (i) obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value; assessing whether the percentages applied to those transactions were in accordance with the contractual agreement with the customer; confirming balances with third parties; and testing the collection of the transactions. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

Deferred income tax assets

Description of the Matter

As discussed in Note 3.13.2, the Company has deferred tax assets generated mainly by net tax operating loss carryforwards and temporary differences. Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which temporary differences and tax losses can be utilized and significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the estimated timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2019, the balance of deferred income tax assets totaled R$ 192,781. Auditing the net deferred tax asset recognized by the Company was challenging due to the level of estimation uncertainty in the assumptions about future market conditions, Company´s performance and other key inputs in the computation of that asset.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s plan for future realization of deferred tax assets. For example, we tested controls around the determination of key assumptions used in management´s computation.

To test the net deferred income tax asset, our audit procedures included, among others: comparing the assumptions used by management to the Company´s approved budget; involving of our valuation specialists to assist us in evaluating management assumptions about future market conditions and tax professionals to assist us in assessing the application of tax regulations in management’s computation; evaluating the application of the relevant accounting standard; retrospectively assessing past management estimations about net deferred tax asset recoverability; comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

March 2, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Internal Control over Financial Reporting

We have audited StoneCo Ltd. (the “Company“) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 2, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

March 2, 2020

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian Reais)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	968,342	297,929
Short-term investments	7	2,937,029	2,770,589
Accounts receivable from card issuers	8	14,066,814	9,244,608
Trade accounts receivable	9	249,417	44,616
Recoverable taxes	10	50,426	56,918
Prepaid expenses		12,463	15,066
Derivative financial instruments		14,062	1,195
Other assets		106,345	6,860
		18,404,898	12,437,781
Non-current assets
Receivables from related parties	19	12,837	8,095
Deferred tax assets	11	192,781	262,668
Other assets		44,685	8,507
Investment in associates		28,242	2,237
Property and equipment	12	548,607	266,273
Intangible assets	13	373,699	307,657
		1,200,851	855,437

Total assets		19,605,749	13,293,218

Liabilities and equity
Current liabilities
Accounts payable to clients	14	6,500,071	4,996,102
Trade accounts payable	15	97,825	117,836
Loans and financing	18	2,947,811	761,056
Obligations to FIDC quota holders	18	2,090,894	16,646
Labor and social security liabilities	16	109,013	96,732
Taxes payable	17	44,940	51,569
Derivative financial instruments		1,354	586
Other liabilities		80,619	14,248
		11,872,527	6,054,775
Non-current liabilities
Loans and financing	18	87,483	1,395
Obligations to FIDC quota holders NC	18	1,620,000	2,057,925
Deferred tax liabilities	11	10,687	80,223
Provision for contingencies	20	9,564	1,242
Labor and social security liabilities	16	27,432	-
Other liabilities NC		5,051	4,667
		1,760,217	2,145,452

Total liabilities		13,632,744	8,200,227

Equity	21
Issued capital		62	62
Capital reserve		5,443,786	5,351,873
Treasury shares		(90)	-
Other comprehensive income		(72,335)	(56,334)
Retained earnings (accumulated losses)		600,956	(202,276)
Equity attributable to owners of the parent		5,972,379	5,093,325
Non-controlling interests		626	(334)
Total equity		5,973,005	5,092,991

Total liabilities and equity		19,605,749	13,293,218

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2019	2018	2017

Net revenue from transaction activities and other services	23	770,276	514,602	224,215
Net revenue from subscription services and equipment rental	23	331,565	213,679	104,952
Financial income	23	1,287,760	801,322	412,178
Other financial income	23	186,367	49,578	25,273
Total revenue and income		2,575,968	1,579,181	766,618

Cost of services		(426,961)	(323,039)	(224,109)
Administrative expenses		(285,788)	(252,852)	(174,601)
Selling expenses		(360,612)	(190,177)	(92,018)
Financial expenses, net		(353,451)	(301,065)	(237,094)
Other operating expenses, net		(57,691)	(69,264)	(134,151)
	24	(1,484,503)	(1,136,397)	(861,973)

Loss on investment in associates		(810)	(445)	(310)
Profit (loss) before income taxes		1,090,655	442,339	(95,665)

Current income tax and social contribution	11	(217,228)	(154,882)	(5,682)
Deferred income tax and social contribution	11	(69,232)	17,770	(3,622)
Net income (loss) for the year		804,195	305,227	(104,969)

Net income (loss) attributable to:
Owners of the parent		803,232	301,232	(108,731)
Non-controlling interests		963	3,995	3,762
		804,195	305,227	(104,969)
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.90	R$ 1.30	(R$ 0.49)
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.85	R$ 1.29	(R$ 0.49)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of other comprehensive income

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2019	2018	2017

Net income (loss) for the year		804,195	305,227	(104,969)
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(15,062)	(13,969)	-
Changes in the fair value of listed securities at fair value through other comprehensive income		(1)	-	-
Gain on available-for-sale financial assets		-	-	2,595
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	7	(938)	954	-
Other comprehensive income (loss) for the year, net of tax		(16,001)	(13,015)	2,595

Total comprehensive income (loss) for the year, net of tax		788,194	292,212	(102,374)

Total comprehensive income (loss) attributable to:
Owners of the parent CI		787,231	287,961	(106,136)
Non-controlling interests		963	4,251	3,762
		788,194	292,212	(102,374)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Trans- actions among share- holders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total
Balance as of December 31, 2016		41	944,201	(35,195)	-	14,364	923,370	-	-	(394,287)	529,124	58,118	587,242
Capital increase	21(b)/28	8	527,523	-	-	-	527,523	-	-	-	527,531	1,483	529,014
Repurchase of shares	21(b)	(3)	(280,822)	-	-	-	(280,822)	-	-	-	(280,825)	-	(280,825)
Acquisition of non-controlling interest	28	-	-	(198,013)	-	-	(198,013)	-	-	-	(198,013)	(52,467)	(250,480)
Dilution of non-controlling interest	28	-	-	(4,309)	-	-	(4,309)	-	-	-	(4,309)	4,309	-
Loss for the year		-	-	-	-	-	-	-	-	(108,731)	(108,731)	3,762	(104,969)
Other comprehensive income for the year		-	-	-	-	-	-	-	2,595	-	2,595	-	2,595
Balance as of December 31, 2017		46	1,190,902	(237,517)	-	14,364	967,749	-	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)		-	-	-	-	-	-	-	(45,658)	(490)	(46,148)	(1,146)	(47,294)
Balance as of January 1, 2018		46	1,190,902	(237,517)	-	14,364	967,749	-	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21(b)/28	16	4,302,919	-	-	-	4,302,919	-	-	-	4,302,935	1,992	4,304,927
Transaction costs	1.1	-	(75,774)	-	-	-	(75,774)	-	-	-	(75,774)	-	(75,774)
Repurchase and cancelation of shares	21(b)	-	-	-	-	(142,440)	(142,440)	-	-	-	(142,440)	-	(142,440)
Issuance of shares for business acquisition		-	22,000	-	-	-	22,000	-	-	-	22,000	-	22,000
Reclassification of share-based payments liability to equity	26	-	-	-	-	217,487	217,487	-	-	-	217,487	-	217,487
Grant of share-based payments	26	-	-	-	-	46,091	46,091	-	-	-	46,091	-	46,091
Acquisition of non-controlling interest	28	-	-	13,841	-	-	13,841	-	-	-	13,841	(20,636)	(6,795)
Net income for the year		-	-	-	-	-	-	-	-	301,232	301,232	3,995	305,227
Other comprehensive income for the year		-	-	-	-	-	-	-	(13,271)	-	(13,271)	256	(13,015)
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Repurchase of shares	21(b)	-	-	-	-	-	-	(90)	-	-	(90)	-	(90)
Share-based payments	26	-	-	-	-	30,786	30,786	-	-	-	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests	21(d)	-	-	-	61,127	-	61,127	-	-	-	61,127	-	61,127
Net income for the year		-	-	-	-	-	-	-	-	803,232	803,232	963	804,195
Dividends paid		-	-	-	-	-	-	-	-	-	-	(4)	(4)
Other comprehensive income for the year		-	-	-	-	-	-	-	(16,001)	-	(16,001)	-	(16,001)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of cash flows

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	Notes	2019	2018	2017
Operating activities
Net income (loss) for the year		804,195	305,227	(104,969)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12(a)	163,396	92,333	57,208
Deferred income tax and social contribution	11	69,232	(17,770)	3,622
Loss on investment in associates		810	445	310
Other financial costs and foreign exchange, net		110,744	126,756	71,920
Provision for contingencies	20	9,420	778	424
Share-based payments expense	26	30,787	46,091	138,937
Allowance for expected credit losses	8/9	33,926	14,272	2,716
Impairment of intangible assets	13	-	4,764	-
Loss on disposal of property, equipment and intangible assets	29	14,639	10,712	5,461
Fair value adjustment in financial instruments		(17,446)	-	-
Fair value adjustment in derivatives		(12,099)	(609)	-
Remeasurement of previously held interest in subsidiary acquired	5	-	(21,441)	-
Others		-	(416)	(3,582)
Working capital adjustments:
Accounts receivable from card issuers		(4,779,467)	(3,990,395)	(1,774,348)
Receivables from related parties		(1,132)	3,986	(7,052)
Recoverable taxes		(67,791)	(98,695)	(33,709)
Prepaid expenses		2,603	(4,675)	(6,418)
Trade accounts receivable and other assets		(284,982)	(36,855)	(15,627)
Accounts payable to clients		245,866	570,132	210,251
Taxes payable		238,967	183,921	33,635
Labor and social security liabilities		39,713	59,069	15,892
Provision for contingencies		(1,098)	(22)	(51)
Other liabilities		(3,434)	50,910	24,734
Interest paid		(268,453)	(141,447)	(47,501)
Interest income received, net of costs		1,191,136	514,788	147,444
Income tax paid		(171,313)	(87,442)	(3,246)
Net cash used in operating activities		(2,651,781)	(2,415,583)	(1,283,949)

Investing activities
Purchases of property and equipment	29	(333,568)	(140,887)	(140,982)
Purchases and development of intangible assets	29	(66,381)	(44,838)	(21,283)
Acquisition of subsidiary, net of cash acquired		-	(2,940)	-
Proceeds from (acquisition of) short-term investments, net		(21,930)	(2,557,312)	(145,517)
Proceeds from the disposal of non-current assets	29	1,104	13,421	9,028
Acquisition of interest in associates		(16,789)	(4,549)	(1,220)
Proceeds from the disposal of assets held for sale		-	-	300
Net cash used in investing activities		(437,564)	(2,737,105)	(299,674)

Financing activities
Proceeds from borrowings	18(g)	2,958,838	746,909	-
Payment of borrowings		(801,849)	(3,665)	(11,655)
Proceeds from FIDC quota holders	18(g)	1,640,000	10,000	2,053,273
Payment of leases	18(g)	(38,023)	(14,296)	(12,983)
Capital increase, net of transaction costs	21/28	-	4,229,153	529,014
Repurchase of shares	21(b)	(90)	(142,440)	(280,825)
Acquisition of non-controlling interests		(923)	(30,773)	(223,399)
Dividends paid to non-controlling interests		(4)	-	-
Net cash provided by financing activities		3,757,949	4,794,888	2,053,425

Effect of foreign exchange on cash and cash equivalents		1,809	13,777	1,504
Change in cash and cash equivalents		670,413	(344,023)	471,306

Cash and cash equivalents at beginning of year	6	297,929	641,952	170,646
Cash and cash equivalents at end of year	6	968,342	297,929	641,952
Change in cash and cash equivalents		670,413	(344,023)	471,306

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal business office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 69.41% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

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

The consolidated financial statements were approved at the Audit Committee meeting on February 27, 2020.

1.1.	Initial Public Offering and Follow On

On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,103,822 thousand. The Company received net proceeds of US$ 1,060,544 thousand (or R$ 3,923,785), after deducting US$ 43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 20,471 thousand (or R$ 75,774) regarding other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market on October 25, 2018 under the symbol “STNE”.

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

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par Participações S.A. (“DLP Par”) were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described in Note 21.

On April 1, 2019 the Company filed a follow-on prospectus declared effective by the Securities and Exchange Commission (”SEC”) On April 2, 2019 in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.2.	Corporate reorganization

In December 2019, the Group reorganized its structure. The assets and liabilities from StoneCo Brasil Participações S.A. (“StoneCo Brasil”) were split into Stone Pagamentos S.A. (“Stone”) and other two new holdings, STNE Participações S.A. (“STNE Par”) and STNE Participações em Tecnologia S.A. (“STNE Par Tec”). StoneCo Brasil was extinct.

The reorganization conducted had the objective to create a more efficient corporate organization structure, allowing for a reduction in administrative expenses. As a result of the reorganization the Company has no more rights under the tax loss carryforwards at StoneCo Brasil, which were no longer recognized.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2019	2018
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”) (Note 1.2)	Brazil	Holding company	-	100.00
STNE Participações S.A. (“STNE Par”) (Note 1.2)	Brazil	Holding company	100.00	-
STNE Participações em Tecnologia S.A. (“STNE Par Tec”) (Note 1.2)	Brazil	Holding company	100.00	-
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	99.99
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	99.99
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	99.98
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) (a)	Brazil	Financial services	100.00	-
Stone Logística Ltda (Stone Log) (b)	Brazil	Logistic services	100.00	-
PDCA S.A. ("PDCA") (c)	Brazil	Merchant acquiring	100.00	-
FIDC TAPSO (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC AR1 (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC AR2 (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC SOMA (Note 3.2.1) (d)	Brazil	Receivables investment fund	100.00	-

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(a)	On July 22, 2019, the Company obtained a license from BACEN to offer credit through Stone SCD which was formed on August 5, 2019 to provide financial solutions to its clients.

(b)	In September 2019, the Company started operating the subsidiary Stone Log, which was formed to provide faster and more efficient service to its clients.

(c)	On July 29, 2019, the Company executed a binding memorandum of understanding to create a partnership with Grupo Globo, the largest media conglomerate in Brazil, targeting the micromerchant space. The partnership will combine Stone’s experience in technology and payments with Grupo Globo’s deep expertise in media and marketing. On August 20, 2019, PDCA was formed to the partnership, as described. The closing of the transaction is subject to certain conditions.

(d)	In October 2019, the Group launched FIDC SOMA used as funding resource to the credit operation. A “Fundo de Investimento em Direitos Créditórios” (“FIDC”) is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables.

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2019	2018
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (a)	Brazil	Technology services	48.56	27.06
Collact Serviços Digitais Ltda. (“Collact”) (b)	Brazil	Technology services	25.00	-
VHSYS Sistema de Gestão S.A. (“VHSYS”) (c)	Brazil	Technology services	33.33	-
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud") (d)	Brazil	Technology services	25.00	-
Trinks Serviços de Internet S.A. ("Trinks") (e)	Brazil	Technology services	19.90	-

(a)	On June 21, 2018, the Group acquired a 27.06% interest in Linked for R$ 2,366 fully paid by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients. During the year, the Group acquired additional 21.50% interest in Linked through capital increase of R$ 5,181 of which R$ 2,000 paid in cash, R$ 1,600 by converting credits owned by STNE Par and R$ 1,581 payable until January 2020.

(b)	On February 6, 2019, the Group acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

(c)	On June 4, 2019, the Group acquired a 33.33% interest in VHSYS, a private company based in the State of Paraná, Brazil, for R$ 13,785 payable until January 2020. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. VHSYS is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(d)	On August 27, 2019, the Group acquired a 25% interest in Tablet Cloud, a private company based in the State of São Paulo, Brazil, for R$ 1,688. The Group already paid R$ 1,003 and will pay the remaining amount until May 2020. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. Tablet Cloud is a white label POS and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

(e)	On November 25, 2019, the Group acquired 19.9% interest in Trinks for R$ 4,493 payable until November 2020. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly in the beauty service segment. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30.1% interest in Trinks. The Group has determined that Trinks is an associate by its significant influence on the board of directors.

Each of the options described above have been evaluated in accordance with pre-determined formulas and R$ 1,714 were recorded in the consolidated statement of financial position as Derivative financial instruments.

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for some short-term investments, investments in equity instruments, accounts receivable from card issuers, some trade accounts receivable and derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

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

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

3.2.1.	Consolidation of a structured entity

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Based on the contractual terms, the Group assessed that the FIDCs are structured entities under IFRS 10 and that the Group controls them. See 4.8 for further details.

3.3.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker (“CODM”) of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss, consolidated statement of other comprehensive income and consolidated statement of financial position.

3.4.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

3.5.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency for all of the Company’s subsidiaries is also the Brazilian real.

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.6.1.	Financial assets

3.6.1.1.	Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

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

3.6.1.2.	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.1.2.1.	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other assets and loans to directors included under receivables from related parties.

3.6.1.2.2.	Financial assets at FVOCI (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group.

The Group’s financial assets at FVOCI includes accounts receivable from card issuers and some short-term investments.

3.6.1.2.3.	Financial assets designated at FVOCI (equity instruments)

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

The Group elected to classify irrevocably its non-listed equity investments under this category, included in short-term investments.

3.6.1.2.4.	Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes Bonds and Investment funds under short-term investments, which the Group had not irrevocably elected to classify at FVOCI, derivative financial instruments and loans held for sale under trade accounts receivable. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

3.6.1.3.	Derecognition

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

3.6.1.4.	Impairment of financial assets

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

The Group applies a simplified approach in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

The Group applies a simplified approach on both Accounts receivable from card issuers and Trade accounts receivable. Accounts receivable from card issuers are considered contract assets that have a maturity of one year or less.

3.6.2.	Financial liabilities

3.6.2.1.	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing including bank overdrafts, and derivative financial instruments.

3.6.2.2.	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

3.6.2.2.1.	Financial liabilities at FVPL

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

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes only derivative financial instruments.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.2.2.2.	Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. This category is the most relevant to the Group.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments.

3.6.2.3.	Derecognition

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

3.6.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

• Level I - quoted prices in active markets for identical assets or liabilities;

• Level II - other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

• Level III - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

3.6.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.6.5.	Derivative financial instruments

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

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting for its derivative financial instruments.

3.7.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

3.7.1.	Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.7.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Software	3

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

3.7.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under Loans and financing lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

• Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of Offices, Pin Pads & POS, software, vehicles and other equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.7.1.3.	Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

3.8.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Estimated useful lives (years)
Pin Pads & POS	3
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5

Leasehold improvements and Right-of-use assets are amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.

Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

3.9.	Intangible assets, other than goodwill

3.9.1.	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

3.9.2.	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets other than (3.9.1) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2019, and 2018, the Group does not hold indefinite life intangible assets, except for goodwill.

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Estimate useful life (years)
Software	5
Customer relationship	10
Trademarks and patents	1-2
Licenses for use	5

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

3.10.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (“CGU’s”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

3.10.1.	Goodwill

Goodwill is monitored by management at the level of the CGU. Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single CGU and, therefore, goodwill impairment test is performed at the single operating segment level.

The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods See Note 13 for a discussion of the model and key assumptions.

3.10.2.	Other non-financial assets

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.11.	Provisions

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

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

3.12.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include prepaid software licenses, certain consulting services and insurance premiums.

3.13.	Taxes

3.13.1.	Current income and social contribution taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for IRPJ (25%) and CSLL (9%), on an accrual basis, paying taxes based on the monthly estimate.

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

3.13.2.	Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

3.13.3.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (“PIS”) (a)	1.65%	1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	7.60%	7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00%	—	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable (Note 17) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Equals and Mundipagg pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

In addition, please see Note 10 for information in relation to contribution over revenue (PIS and COFINS) paid in the prior periods and recovered subsequently.

3.13.4.	Tax on purchases

Taxes paid on purchase of goods and services can normally be recovered as tax credits, at the following statutory rates:

Rate
Contribution on gross revenue for social integration program (“PIS”)	1.65%
Contribution on gross revenue for social security financing (“COFINS”)	7.60%

3.14.	Revenue and income

3.14.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the goods or services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the client. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

Revenue from contracts with clients comprises:

3.14.1.1.	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

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

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

3.14.1.2.	Subscription services and Equipment rental

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

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

3.14.1.3.	Contracts with Multiple Performance Obligations

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

3.14.1.4.	Costs to obtain and fulfill a contract

The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.14.2.	Financial income

Comprised mainly of discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid.

3.14.3.	Other financial income

Mainly comprised of interest generated by listed securities bonds, indexed to fixed and floating rates.

3.15.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund FIDC quota holders, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.16.	Employee benefits

3.16.1.	Short-term obligations

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

3.16.2.	Share-based payments

The Group has equity settled share-based payment plans, under which the management commits shares to employees and non-employees in exchange for services.

3.16.2.1.	Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 22.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.16.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.17.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period;

or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period;

or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.18.	Business combinations and goodwill

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

Impairment losses relating to goodwill are not reversed in future periods.

3.19.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within Share of profit of an associate in the statement of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

3.20.	New and amended standards and interpretations

3.20.1.	New and amended standards and interpretations adopted

The Group applied IFRS 16 – Leases for the first time. The nature and effect as a result of adoption of this new accounting standard is described below.

Several other amendments and interpretations apply for the first time in 2019, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.20.1.1.	IFRS 16 - Leases

The Group has adopted IFRS 16 – Leases from January 1, 2019, applying the modified retrospective approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.8% per year.

Impact of adoption on the statement of financial position (increase/(decrease)) as of January 1, 2019 is as follows:

2019
Assets
Property and equipment (Offices)	35,213
Property and equipment (Vehicles)	5,722
Total assets	40,935

Liabilities
Loans and financing	40,935
Total liabilities	40,935

Impact of adoption on the statement of profit or loss (increase/(decrease)) in the year ended December 31, 2019 is as follows:

2019
Depreciation expense (included in Cost of services)	(665)
Depreciation expense (included in Administrative expenses)	(13,549)
Depreciation expense (included in Selling expenses)	(9,001)
Amortization expense	(4,168)
Expense relating to short-term leases and leases of low-value assets	(183)
Financial expenses, net	(4,904)
Deferred income tax and social contribution	(1,084)
Rent expense (included in Cost of services and Administrative expenses) (*)	27,515
Expense for the period	(6,039)
Attributable to:
Equity holders of the parent	(6,039)
Non-controlling interests	-

(*) Recognized under IAS 17 - Leases

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short- term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 7 – Statement of Cash Flows, reducing the cash flows of this activity. The impact of adoption on the statement of cash flows (increase/(decrease)) for the year ended December 31, 2019 is as follows:

2019
Net profit	(6,039)
Depreciation and Amortization	27,383
Other financial costs and foreign exchange, net	4,904
Loss on disposal of property, equipment and intangible assets	(46)
Deferred income tax and social contribution	1,084
Working capital adjustments:
Prepaid Expenses	8,144
Net cash used in operating activities	35,430

Payment of finance leases	(35,430)
Net cash provided by financing activities	(35,430)

There is no impact on other comprehensive income and the basic and diluted EPS.

a) Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of Offices, software and vehicles.

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

b) Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-use assets
	Offices	Vehicles	Software	Total	Lease liabilities
As of December 31, 2018	-	-	-	-	-
Initial adoption of IFRS 16	35,213	5,722	-	40,935	40,935
As of January 1, 2019	35,213	5,722	-	40,935	40,935
Additions	69,856	6,346	37,513	113,715	113,715
Depreciation expense	(18,343)	(4,872)	(4,168)	(27,383)	-
Interest expense	-	-	-	-	4,904
Payments	-	-	-	-	(35,430)
Disposals	(134)	(683)	-	(817)	(863)
As of December 31, 2019	86,592	6,513	33,345	126,450	123,261

3.20.1.2.	IFRIC 23 – Uncertainty over Income tax treatments

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

The Group adopted IFRIC 23 on its effective date, January 1, 2019 and had no impacts recognized in its financial statements.

3.20.1.3.	Amendments to IFRS 9: Prepayment Features with Negative Compensation

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

3.20.1.4.	Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.20.2.	New accounting standards not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.20.2.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.2.	Amendments to IAS 1 and IAS 8: Definition of Material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.3.	Revised Conceptual Framework for Financial Reporting

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from 1 January 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Uncertainty about these assumptions and estimated could result in outcome that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that pose a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:

4.1.	Measurement of loss allowance for expected credit losses

4.1.1.	Accounts receivable from card issuers

For Accounts receivable from card issuers, the Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

4.1.2.	Trade accounts receivable

The provision rates are based on days past due for groupings of various client’s segments that have similar loss patterns (i.e., by product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

4.2.	Property and equipment and intangible assets useful lives

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

Based on past events and future expectations, the Group identified that Pin Pads and POSs have a residual value at the end of their estimated useful life of 30% of the initial cost, except those POSs that are utilized to the micro-merchant market. The Group identified that there is an active market and therefore, deducted the residual value of the initial cost of this group of assets to determine its depreciable cost.

The Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

The effect of the change in the useful life mentioned above was treated in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 Property, Plant and Equipment which resulted in an increase of R$ 4,602 in the depreciation expense in the 2018 consolidated statement of profit or loss.

4.3.	Share-based payments

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

4.4.	Impairment of non-financial assets

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 13.

Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

4.5.	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

4.6.	Provisions for contingencies

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

4.7.	Provision for antifraud losses

A provision is recorded based on the estimated losses related to warranties provided by the Group in relation to the antifraud product sold to clients, under which the Group assumes the risk of losses related to any chargeback occurring within 120 days following the transaction date.

Management estimates the related provision for future losses based on historical losses information, as well as recent trends that might suggest that past cost information may differ from future losses. The assumptions made in relation to the current year are consistent with those in the prior year. Factors that could impact the estimated loss information include the success of the Group’s fraud prevention initiatives. As of December 31, 2019, this provision had a carrying amount of R$ 925 (2018-R$ 2,861) and is recognized under Other liabilities.

4.8.	Consolidation of structured entities

The Group considers the FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA to be structured entities as defined by IFRS 10. The Group holds all subordinated quotas issued by the FIDCs AR, representing approximately 10% of the total outstanding quotas, FIDC TAPSO representing approximately 99% and FIDC SOMA representing 100%, while third-party partners hold all senior and mezzanine quotas, representing approximately 90% of the total outstanding quotas of FIDCs AR and 1% of TAPSO.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these FIDCs. In addition, senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

In accordance with IFRS 10, the Group concluded it controls FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 18 for further details.

4.9.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

4.10.	Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

4.11.	Equipment rental - Estimating the expected life of merchants

The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with Stone.

5.	Business combinations

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

As a result, in 2018, the Group recognized a gain of approximately R$ 21,441 for the difference between the previously held 50% interest in Equals, after option exercise, at fair value, in the amount of R$ 25,000, and its carrying amount, in the amount of R$ 3,559, including the capital contribution at option exercise. The gain was included in other operating income in the statement of profit or loss for the year ended December 31, 2018.

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
41,064

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

From the acquisition date, Equals contributed total revenue and income of R$ 5,389 and pretax income of R$ 669 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2018.

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

	2019	2018
Short-term bank deposits - denominated in R$	910,080	235,488
Short-term bank deposits - denominated in US$	58,262	62,441
	968,342	297,929

7.	Short-term investments

	2019	2018
Listed securities (a)
Bonds	2,927,002	2,752,743
Unlisted securities (b)
Investment funds	9,787	9,328
Equity securities	240	8,518
	2,937,029	2,770,589

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2019, listed securities are mainly indexed to 100% CDI rate (2018 – 95% CDI). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2019 of R$ (938) (2018 - R$ 954) was recognized in other comprehensive income.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

8.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2019	2018
Accounts receivable from card issuers (a)	13,595,133	9,195,466
Accounts receivable from other acquirers (b)	478,917	54,968
Allowance for expected credit losses	(7,236)	(5,826)
	14,066,814	9,244,608

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2019, R$ 3,714,422 of the total Accounts receivable from card issuers are held by FIDC AR 1 and AR 2 (2018 – R$ 2,166,132). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2019	2018
At January 1	5,826	-
Adoption of new accounting standard (IFRS 9)	-	760
Charge for the year	1,771	5,066
Reversal	(361)	-
At December 31	7,236	5,826

Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1 for further details.

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

	2019	2018
Accounts receivable from clients (a)	108,490	32,823
Loans held for sale (b)	124,661	-
Other trade accounts receivable	39,922	19,538
Allowance for expected credit losses	(23,656)	(7,745)
	249,417	44,616

(a)	Comprised mainly of accounts receivable from equipment rental.

(b)	Comprised of accounts receivable from credit solution.

The Group records an allowance for expected credit losses of trade receivables from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1 for further details.

The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2019	2018

At January 1	7,745	5,048
Charge for the year	35,695	12,257
Reversal	(3,179)	(3,051)
Write-off	(16,605)	(6,509)
At December 31	23,656	7,745

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Recoverable taxes

	2019	2018
Withholding income tax on finance income (a)	33,344	52,836
Contributions over revenue (b)	13,576	3,053
Other taxes	3,506	1,029
	50,426	56,918

(a)	This refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

11.	Income taxes

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Profit (loss) before income taxes	1,090,655	442,339	(95,665)
Brazilian statutory rate	34%	34%	34%
Tax (expense) benefit at the statutory rate	(370,823)	(150,395)	32,526

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	47,782	(3,283)	(37,098)
Interest on capital	10,102	-	-
Other permanent differences	6,039	(2,871)	(3,805)
Equity pickup on associates	(275)	169	105
Unrecorded deferred taxes	(2,030)	(652)	(1,332)
Use of tax losses previously unrecorded	5,163	2,689	218
Unrealized gain on previously held interest on acquisition	-	7,290	-
Tax incentives (i)	5,666	3,300	-
Research and development tax benefit	8,188	4,026	-
Other tax incentives	3,728	2,615	82
Total income tax and social contribution (expense) gain	(286,460)	(137,112)	(9,304)
Effective tax rate	26%	31%	(10)%

Current income tax and social contribution	(217,228)	(154,882)	(5,682)
Deferred income tax and social contribution	(69,232)	17,770	(3,622)
Total income tax and social contribution (expense) gain	(286,460)	(137,112)	(9,304)

(i)	Incentives to cultural and artistic activities (“Rouanet Law”), sports, child and adolescent rights fund and fund for the elderly.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Deferred income taxes

Net changes in deferred income taxes relate to the following:

	2019	2018

Beginning balance before adoption of new accounting standard	182,445	145,966
Adoption of new accounting standard	-	24,362
Beginning balance after adoption of new accounting standard	182,445	170,328
Losses available for offsetting against future taxable income	(46,177)	(8,328)
Tax credit carryforward	(2,720)	18,762
Tax deductible goodwill on non-controlling interest	61,127	-
Temporary differences under FIDC	(27,806)	(16,095)
Share-based compensation	6,354	16,103
Deferred income taxes arising from business combinations	5,890	(8,672)
Technological innovation benefit	(6,385)	(3,079)
Changes in FVOCI	7,758	7,198
Others	1,608	6,228
Final balance	182,094	182,445

Deferred tax assets on tax losses	124,530	174,380
Tax deductible goodwill on non-controlling interest	61,127	-
Assets at FVOCI	39,060	31,302
Tax credit carryforward	34,932	37,652
Share-based compensation	26,158	19,804
Temporary differences under FIDC	(68,099)	(40,293)
Deferred income taxes arising from business combinations	(30,961)	(36,851)
Technological innovation benefit	(9,464)	(3,079)
Others	4,811	(470)
Deferred tax, net	182,094	182,445

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

(c)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 2,714 (2018 – R$ 5,439) for which a deferred tax asset was not recognized, and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property and equipment

	Balance at 12/31/2017	Business combination	Additions	Disposals	Transfers	Balance at 12/31/2018	Additions	Disposals	IFRS 16 (i)	Balance at 12/31/2019
Cost
Pin Pads & POS	143,837	-	136,819	(25,180)	(515)	254,961	279,818	(21,846)	-	512,933
IT equipment	55,999	576	18,542	(124)	361	75,354	16,963	(661)	-	91,656
Facilities	18,232	-	466	(4,149)	6,576	21,125	1,617	-	-	22,742
Machinery and equipment	12,168	2	1,587	(50)	515	14,222	2,459	(10)	-	16,671
Furniture and fixtures	5,261	6	1,633	(245)	194	6,849	3,795	(156)	-	10,488
Vehicles	414	-	-	(324)	-	90	-	-	-	90
Construction in progress	7,131	-	-	-	(7,131)	-	1,039	(19)	-	1,020
Right-of-use assets - Vehicles (i)	-	-	-	-	-	-	6,346	(1,673)	5,722	10,395
Right-of-use assets - Offices (i)	-	-	-	-	-	-	69,856	(178)	35,213	104,891
	243,042	584	159,047	(30,072)	-	372,601	381,893	(24,543)	40,935	770,886
Depreciation
Pin Pads & POS	(37,757)	-	(44,698)	12,290	421	(69,744)	(79,849)	8,296	-	(141,297)
IT equipment	(7,660)	(152)	(13,971)	-	-	(21,783)	(14,345)	428	-	(35,700)
Facilities	(4,184)	-	(4,711)	1,336	-	(7,559)	(4,210)	-	-	(11,769)
Machinery and equipment	(3,059)	(1)	(2,413)	50	(421)	(5,844)	(3,279)	9	-	(9,114)
Furniture and fixtures	(691)	(3)	(690)	30	-	(1,354)	(838)	31	-	(2,161)
Vehicles	(60)	-	(18)	34	-	(44)	(13)	-	-	(57)
Right-of-use assets - Vehicles (i)	-	-	-	-	-	-	(4,872)	990	-	(3,882)
Right-of-use assets - Offices (i)	-	-	-	-	-	-	(18,343)	44	-	(18,299)
	(53,411)	(156)	(66,501)	13,740	-	(106,328)	(125,749)	9,798	-	(222,279)

Property and equipment, net	189,631	428	92,546	(16,332)	-	266,273	256,144	(14,745)	40,935	548,607

(i) Refers to IFRS 16 adoption. More details on Note 3.20.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2019	2018	2017

Cost of services	100,070	54,203	31,224
General and administrative expenses	49,358	38,130	25,984
Selling expenses	13,968	-	-
Depreciation and Amortization charges	163,396	92,333	57,208
Depreciation charge	125,749	66,501	32,836
Amortization charge (Note 13)	37,647	25,832	24,372
Depreciation and Amortization charges	163,396	92,333	57,208

Impairment loss and compensation

As of December 31, 2019, 2018 and 2017, there were no indicators of impairment of property and equipment.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets

	Balance at 12/31/2017	Business combination	Additions	Disposals	Impairment	Balance at 12/31/2018	Additions	Disposals	Transfers	Balance at 12/31/2019
Cost
Goodwill - acquisition of subsidiaries	118,706	24,488	-	-	-	143,194	-	-	-	143,194
Customer relationship	97,355	2,103	-	(30)	-	99,428	-	(60)	-	99,368
Trademark use right	12,491	-	-	-	-	12,491	-	-	-	12,491
Trademarks and patents	45	1,659	-	-	-	1,704	28	-	-	1,732
Software	43,063	34,544	22,840	-	(4,764)	95,683	41,363	(25,000)	22,566	134,612
Licenses for use - payment arrangements	5,527	-	5,910	-	-	11,437	88	(7)	-	11,518
Software in progress	4,486	-	19,701	(7,071)	-	17,116	25,695	(213)	(22,566)	20,032
Right-of-use assets - Software (i)	-	-	-	-	-	-	37,513	-	-	37,513
Others	700	-	726	(700)	-	726	-	(726)	-	-
	282,373	62,794	49,177	(7,801)	(4,764)	381,779	104,687	(26,006)	-	460,460
Amortization
Customer relationship	(16,811)	-	(9,760)	-	-	(26,571)	(10,582)	60	-	(37,093)
Trademark use right	(12,491)	-	-	-	-	(12,491)	-	-	-	(12,491)
Trademarks and patents	-	-	(113)	-	-	(113)	(335)	-	-	(448)
Software	(17,030)	(5)	(13,311)	-	-	(30,346)	(19,847)	23,678	-	(26,515)
Licenses for use - payment arrangements	(1,236)	-	(2,278)	-	-	(3,514)	(2,533)	1	-	(6,046)
Right-of-use assets - Software (i)	-	-	-	-	-	-	(4,168)	-		(4,168)
Others	(717)	-	(370)	-	-	(1,087)	(182)	1,269	-	-
	(48,285)	(5)	(25,832)	-	-	(74,122)	(37,647)	25,008	-	(86,761)

Intangible assets, net	234,088	62,789	23,345	(7,801)	(4,764)	307,657	67,040	(998)	-	373,699

(i) Refers to IFRS 16 adoption. More details on Note 3.20.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Impairment of intangible assets

As of December 31, 2019, there were no indicators of impairment of finite-life intangible assets. As of December 31, 2018, the Group has recognized an impairment loss on software, in the amount of R$ 4,764.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test as of December 31, 2019 and 2018 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 9.4% (2018 - 11.8%) and the growth rate applied to perpetuity cash-flow is 5.0% (2018 - 6.0%) that considers long-term local inflation and long-term real growth.

The key assumptions used in value in use calculation and sensitivity to changes in assumptions are as follows:

•	Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Considered a pre-tax discount rate applied to cash flow of 9.4% (2018 - 11.8%), based on long-term interest rate, equity risk premium, industry beta and other variables.

•	Considered a perpetuity growth rate of 5.0% (2018 - 6.0%), based on long-term local inflation and real growth.

Therefore, the goodwill impairment testing considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 250 basis points in perpetuity rate after the fifth year and an increase of 500 basis points in pre-tax discount rate, and it did not result in the impairment of the goodwill.

14.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

15.	Trade accounts payable

	2019	2018

Domestic trade accounts payable	94,887	115,672
Foreign suppliers	290	1,736
Other	2,648	428
	97,825	117,836

Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable approximate their fair value, due to their short-term nature.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

16.	Labor and social security liabilities

	2019	2018

Accrued annual payments and related social charges	85,675	70,063
Labor liabilities and related social charges	50,770	26,669
Total labor and social security liabilities	136,445	96,732
Current	109,013	96,732
Non current	27,432	-

17.	Taxes payable

	2019	2018

Contributions over revenue (PIS and COFINS) (a)	26,613	22,212
Taxes on services (ISS) (b)	6,839	9,504
Withholding income tax (c)	6,130	8,527
Withholding taxes from services taken (d)	2,527	4,838
Income tax (IRPJ and CSLL) (e)	2,181	5,944
Social security levied on gross revenue (INSS) (f)	221	123
Other taxes and contributions	429	421
	44,940	51,569

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(b)	ISS is recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(d)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(e)	The expense for current income tax is recognized in the statement of profit or loss under “Income tax and social contribution” against tax payable. However, for some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(f)	The entities Equals and Mundipagg pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

18.	Loans and financing

As of December 31, 2019, and 2018, loans and financing are as follows:

	Average annual interest rate %	Maturity	2019	2018

Obligations to FIDC AR quota holders (a)	106.0% - 106.8% of CDI Rate*	Jun/20, Nov/20, Dec/20, Jul/21	2,070,542	6,408
Obligations to FIDC TAPSO quota holders (b)	115.0% of CDI Rate*	Mar/20	20,352	10,238
Leases (c)	CDI Rate* + 2.1% per year		-	783
Leases (c)	111.0% of CDI Rate*	Jul/20	1,497	1,496
Leases (c)	105.7% - 107.1% of CDI Rate*	Jan/20 - Jun/29	35,778	-
Bank borrowings (d)	108.0% - 121.3% of CDI Rate*	Jan/20 - Mar/20	1,777,083	750
Loans with private entities	109.8% of CDI Rate*	Sep/21	738,456	758,027
Debentures (e)	109.0% of CDI Rate*	Jul/22	394,997	-
Current portion of debt			5,038,705	777,702

Obligations to FIDC AR quota holders (a)	106.0% - 106.8% of CDI Rate*	Jun/20, Nov/20, Dec/20, Jul/21	1,620,000	2,057,925
Leases (c)	111.0% of CDI Rate*	Jul/20	-	1,395
Leases (c)	105.7% - 107.1% of CDI Rate*	Jan/20 - Jun/29	87,483	-
Debentures (e)	109.0% of CDI Rate*	Jul/22	-	-
Non-current portion of debt			1,707,483	2,059,320

Total debt			6,746,188	2,837,022

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(a)	Obligations to FIDC AR quota holders

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

In 2017 three series of senior quotas were issued, with a total amount of up to R$ 2,059,500 and will mature in 2020. The payment of interest is made every six months and, at the end of the third annual period, the senior quotas must be fully redeemed. The benchmark return rate is 106.8% of the CDI rate.

In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$ 1,620,000, and will mature in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Obligations to FIDC TAPSO quota holders

In August 2018, the Group raised a total of R$ 10,000, by issuing one-year senior quotas of the FIDC TAPSO to a pool of institutional investors. The senior quotas had a benchmark return rate of 118.0% of the CDI rate per year and received interest payments every six months. In September 2019, these senior quotas were fully redeemed.

In October 2019, the Group raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas have a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they must be fully redeemed.

(c)	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations (see Note 3.20). The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

(d)	Bank borrowings

In December 2018 the Group had outstanding bank borrowings with an average interest of UMBNDES Rate + 4.0% per year. They were fully redeemed in 2019. During 2019 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes), maturing in 2020. The principal and the interests will be paid at maturity.

(e)	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, at a discount rate equivalent to 103.0% of the CDI Rate, and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.

In October 2019 the Group renewed this loan contract for another two years, with a discount rate equivalent to 109.8% of the CDI Rate.

(f)	Debentures

On June 12, 2019 Stone approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 109.0% of the CDI rate. The Debenture contains financial covenants which are under review.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(g)	Changes in loans and financing

	Balance at 12/31/2018	Additions	Payment	Interest	Balance at 12/31/2019

Obligations to FIDC AR quota holders (i)	2,064,333	1,620,000	(180,713)	186,922	3,690,542
Obligations to FIDC TAPSO quota holders	10,238	20,000	(10,734)	848	20,352
Leases (ii)	3,674	154,650	(38,023)	4,457	124,758
Bank borrowings (iii)	750	2,561,360	(798,323)	13,296	1,777,083
Debentures	-	397,478	(13,815)	11,334	394,997
Loans with private entities	758,027	-	(66,717)	47,146	738,456
	2,837,022	4,753,488	(1,108,325)	264,003	6,746,188
Current	777,702				5,038,705
Non current	2,059,320				1,707,483

	Balance at 12/31/2017	Additions	Payment	Interest	Balance at 12/31/2018

Obligations to FIDC AR quota holders	2,065,026	-	(141,297)	140,604	2,064,333
Obligations to FIDC TAPSO quota holders	-	10,000	-	238	10,238
Leases	12,517	4,339	(14,296)	1,114	3,674
Bank borrowings	4,354	-	(3,815)	211	750
Loans with private entities	-	746,909	-	11,118	758,027
	2,081,897	761,248	(159,408)	153,285	2,837,022
Current	22,534				777,702
Non current	2,059,363				2,059,320

(i)	Includes third series of senior quotas for FIDC AR II issued in June 2019 for 24 months.

(ii)	Additions refer to IFRS 16 R$ 40,935 initial impact (see Note 3.20.1.1) and R$ 100,464 for the period of twelve months ended in December 31, 2019.

(iii)	The balance mainly refers to issuances of Cédula de Crédito Bancário (“CCB”), maturing in 2020.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	2019	2018
Sales of services
Associates (legal and administrative services) (i)	11	159
	11	159
Purchases of goods and services
Entity controlled management personnel (ii)	(10,029)	(7,730)
Associates (transaction services) (iii)	(451)	(397)
	(10,480)	(8,127)

(i)	In 2019, related to services provided to VHSYS. In 2018, related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2019	2018
Associates	-	13
Loans to key management personnel	6,084	8,082
Convertible loans	6,753	-
Receivables from related parties	12,837	8,095

As of December 31, 2019, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(c)	Key management personnel compensation

Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the year ended December 31, 2019 and 2018, compensation expense was as follows:

	2019	2018
Short-term benefits	11,902	5,330
Share-based payments (Note 25)	18,878	19,941
	30,780	25,271

20.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation. The amount of the judicial deposits as of December 31, 2019 is R$ 15,541 (2018 - R$ 7,712), that are included in other assets in the non-current assets.

Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2017	425	61	486
Additions	840	203	1,043
Reversals	(252)	(13)	(265)
Payments	(22)	-	(22)
Balance at December 31, 2018	991	251	1,242
Additions	10,303	1,810	12,113
Reversals	(1,848)	(1,025)	(2,873)
Interests	142	38	180
Payments	(712)	(386)	(1,098)
Balance at December 31, 2019	8,876	688	9,564

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg and Buy4 are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	2019	2018
Civil	59,206	50,473
Labor	4,145	4,348
Total	63,351	54,821

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The nature of the litigations is summarized as follows:

•	Stone is party to an injunction filed by a financial institution against an accredited client in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited client resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. The amount of the lawsuit as of December 31, 2019 is R$ 49,674 (2018 - R$ 44,776).

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 3,915 (2018 - R$ 2,205); (ii) issues related to the bank slip product, totaling R$ 440 (2018 – R$ 446); and (iii) disputes related to merchants of credit card receivables, totaling R$ 1,499 (2018 – R$ 555).

21.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior to the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Below are the issuances and repurchases of shares during 2018 and 2019 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Class C (extinguished)	Total
At December 31, 2017	60,775,470	154,685,538	7,695,072	223,156,080

Issuance	4,276,916	-	-	4,276,916
Initial public offering	54,902,209	(9,084,027)	-	45,818,182
Vested awards	5,742,843	-	-	5,742,843
Repurchase and cancellation	-	-	(1,814,022)	(1,814,022)
Reclassification	-	5,881,050	(5,881,050)	-

At December 31, 2018	125,697,438	151,482,561	-	277,179,999

Issuance	35,655	-	-	35,655
Vested awards	151,182	-	-	151,182
Reclassification	52,804,309	(52,804,309)	-	-

At December 31, 2019	178,688,584	98,678,252	-	277,366,836

In 2017, the Company had capital contributions in which 21,909,132 ordinary non-voting shares (or Class A common shares after reclassification) were issued for an amount of R$527,531 to owners of the parent, and for an amount of R$ 1,483 to non-controlling interest.

In addition, during 2017, the Company repurchased 11,994,444 shares which were cancelled. Total consideration paid for these shares was R$ 280,825.

In January 2018, the Company received capital contributions for an amount of R$ 3,240 for the issuance of 110,250 ordinary non-voting shares (or Class A common shares after reclassification).

In July 2018, 1,814,022 Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

As mentioned in Note 26, the Group granted 5,701,374 new awards of restricted share units (“RSUs”), stock options and incentive shares. Approximately 1,134,000 awards were reserved as anti-dilutive shares to be issued to the Company’s controlling shareholders pro-rata upon vesting of the granted RSUs and stock option award.

As a result of the completion of the IPO described in Note 1, new shares were issued in October 2018 as follows:

(i)	45,818,182 new Class A common shares sold by the Company in the IPO;

(ii)	4,906,456 new Class A common shares sold by the selling shareholders in the IPO (and the related conversion of Class B common shares in connection with such sale);

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(iii)	5,543,090 new Class A common shares as a result of the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (and the related conversion of Class B common shares in connection with such sale);

(iv)	4,166,666 new Class A common shares sold by the Company in the placement exempt from registration;

(v)	5,333,202 new Class A common shares issued to certain employees upon consummation of the IPO in exchange for equity awards that they hold in subsidiaries and 939,708 are subject to a lock-up period;

(vi)	146,806 new Class A common shares underlying outstanding RSUs that vested in connection with the IPO plus 28,979 new Class A common shares granted to the founder shareholders as anti-dilutive shares pro rata upon the vesting of such RSUs, both including additional RSU awards vested in connection with the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (Note 26);

(vii)	233,856 new Class A common shares as part of the purchase price consideration for the acquisition of the remaining 44.0% interest in Equals, effective upon the consummation of the IPO (Note 5);

During 2018, the Company received total capital contributions of R$ 4,229,153.

As of December 31, 2019, and 2018, all issued shares were paid in full.

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

In April 2019, during the follow-on public offering, the vesting of some RSU awards was accelerated. Accordingly, Class A common shares were issued to our founder shareholders, as anti-dilutive shares. Also, in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

In December 2019, the Company holds 6,870 Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil by Stone (see Note 1.2) (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323, as mentioned in Note 28 (a)) will be deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a deferred tax asset.

22.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

During 2019 and 2018, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	Liability and equity classified Class C Shares (prior to share reclassification) granted to founders and executives on multiple dates from 2015 through 2017 were issued on July 7, 2017. Upon grant and prior to the issuance of those shares, the founders and executives held a right to participate evenly in dividends when declared on ordinary shares.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings (losses) as if all earnings (losses) for the year had been distributed. In determining the numerator of basic EPS, earnings (loss) attributable to the Group is allocated as follows:

	2019	2018	2017

Net income (loss) attributable to Owners of the Parent	803,232	301,232	(108,731)
Less: Net loss allocated to participating share grants of the Company	-	-	(2,025)
Less: Net loss allocated to participating shares of Group companies	-	(126)	(20)
Numerator of basic and diluted EPS	803,232	301,358	(106,686)

As of December 31, 2019, only the RSU and stock options are included in diluted EPS calculation for the year then ended.

As of December 31, 2018, the shares issued in connection with the acquisition of Equals were adjusted to basic and diluted EPS calculation since the acquisition date. On September 1, 2018, the Group granted RSU and stock options (Note 26), which are included in diluted EPS calculation for the year then ended.

As of December 31, 2017, the Group had no outstanding and unexercised options to purchase shares and, as such, basic and diluted EPS are the same for the year then ended.

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2019, 2018 and 2017 (in thousands except share and per share amounts):

	2019	2018	2017

Numerator of basic EPS	803,232	301,358	(106,686)

Equals’ acquisition	-	33,316	-
Weighted average number of outstanding shares	277,320,157	232,499,264	215,571,771
Denominator of basic EPS	277,320,157	232,532,580	215,571,771

Basic earnings (loss) per share - R$	2.90	1.30	(0.49)

Numerator of diluted EPS	803,232	301,358	(106,686)

Equals’ acquisition	-	33,316	-
Share-based payments	4,845,504	1,748,001	-
Weighted average number of outstanding shares	277,320,157	232,499,264	215,571,771
Denominator of diluted EPS	282,165,661	234,280,581	215,571,771

Diluted earnings (loss) per share - R$	2.85	1.29	(0.49)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 21).

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

23.	Total revenue and income

	2019	2018	2017

Transaction activities and other services	862,268	587,299	267,509
(-) Taxes and contributions on revenue	(91,978)	(72,687)	(42,555)
(-) Other deductions	(14)	(10)	(739)
Net revenue from transaction activities and other services	770,276	514,602	224,215
Equipment rental and subscription services	368,221	235,682	118,335
(-) Taxes and contributions on revenue	(33,971)	(21,062)	(10,697)
(-) Other deductions	(2,685)	(941)	(2,686)
Net revenue from subscription services and equipment rental	331,565	213,679	104,952
Financial income	1,352,064	842,025	434,251
(-) Taxes and contributions on financial income	(64,304)	(40,703)	(22,073)
Financial income	1,287,760	801,322	412,178
Other financial income	186,367	49,578	25,273
Total revenue and income	2,575,968	1,579,181	766,618

Timing of revenue recognition
Recognized at a point in time	770,276	514,602	224,215
Recognized over time	1,805,692	1,064,579	542,403
Total revenue and income	2,575,968	1,579,181	766,618

24.	Expenses by nature

	2019	2018	2017

Personnel expenses (Note 25)	576,440	421,240	336,902
Financial expenses (a)	353,451	301,065	237,094
Transaction and client services costs (b)	185,396	163,561	126,870
Depreciation and amortization (Note 12)	163,396	92,333	54,584
Third parties services	69,579	42,875	32,932
Marketing expenses and sales commissions (c)	71,811	40,890	26,521
Facilities expenses	30,547	34,095	26,066
Travel expenses	24,660	19,414	12,943
Other	9,223	20,924	8,061
Total expenses	1,484,503	1,136,397	861,973

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

25.	Employee benefits

	2019	2018	2017

Wages and salaries	348,731	242,147	146,153
Social security costs	117,604	70,988	36,577
Profit sharing and annual bonuses	45,596	47,262	15,235
Share-based payments	64,509	60,843	138,937
	576,440	421,240	336,902

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.

26.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2019, 2018 and 2017.

	Equity					Liability
	Class C	RSU	Option	Incentive	Total	Class C	Incentive	Total	Total
Number of shares
As of December 31, 2016	1,444,212	-	-	-	1,444,212	3,545,388	-	3,545,388	4,989,600
Granted	-	-	-	-	-	3,045,420	5,028,282	8,073,702	8,073,702
Repurchased	(339,948)	-	-	-	(339,948)	-	-	-	(339,948)
As of December 31, 2017	1,104,264	-	-	-	1,104,264	6,590,808	5,028,282	11,619,090	12,723,354
Granted	-	5,261,256	135,198	304,920	5,701,374	-	-	-	5,701,374
Issued	-	(146,806)	-	-	(146,806)	-	-	-	(146,806)
Reclassified	6,590,808	-	-	5,028,282	11,619,090	(6,590,808)	(5,028,282)	(11,619,090)	-
Repurchased	(1,814,022)	-	-	-	(1,814,022)	-	-	-	(1,814,022)
Converted	(5,881,050)	-	-	-	(5,881,050)	-	-	-	(5,881,050)
As of December 31, 2018	-	5,114,450	135,198	5,333,202	10,582,850	-	-	-	10,582,850
Granted	-	9,437	5,160	-	14,597	-	-	-	14,597
Issued	-	(159,751)	-	-	(159,751)	-	-	-	(159,751)
Cancelled	-	(529,240)	(106,722)	-	(635,962)	-	-	-	(635,962)
Repurchased	-	-	-	(3,838)	(3,838)	-	-	-	(3,838)
As of December 31, 2019	-	4,434,896	33,636	5,329,364	9,797,896	-	-	-	9,797,896

Class C ordinary shares

The Group granted fully vested share awards from January 2015 to January 2017 entitling key founders and senior executives the issuance of Class C ordinary shares in the Group.

In July 2017, Class C Shares were issued to a holding vehicle in which the key founders and senior executives are shareholders.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

In July 2018, 1,814,022 Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil, which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO, as mentioned in Note 21.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the fair market value of the Company. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

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

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.

During 2019, 3,838 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration.

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Restricted share units

In September 2018, the Group granted new awards of restricted share units (“RSUs”). In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,261,256 awards (including Phantom Shares converted to RSUs) as RSU, and, of which approximately 6% were vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. Afterwards, some employees that have not traded their shares on IPO, returned 11,601 shares to treasury to pay the withholding taxes. On the grant date the share price was US$ 24.00.

In April 2019 in connection with the follow-on offering, the Company accelerated the vesting of 151,182 Class A common shares, net of withholding taxes, underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering.

In August 2019, the Group granted new 9,437 awards as RSUs and also cancelled 527,350. These new awards granted are similar to the granted in September 2018, except for the vesting period that are vested 15% until 5 years, 20% until 7 years and 65% until 10 years. On the grant date the share price was US$ 35.54.

In December 2019, the Company delivered 8,569 Class A common shares hold in treasury shares, net of withholding taxes, to a former employee also in the same period 1,890 awards were cancelled.

Stock options

In September 2018, the Group issued 135,198 awards as stock options, of which approximately 77% have exercise date in 5 years, 5% in 7 years and 18% in 10 years. During 2019, the group also cancelled 106,722 awards as employees left the Company. The strike price for the grant is US$ 24.00.

In August 2019 the Group granted new 5,160 awards, of which approximately 50% have exercise date in 3 years and 50% in 5 years. The strike price for the grant is US$ 30.00.

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the year was R$ 64,509 (2018 - R$ 60,843).

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

Interest rate sensitivity

Interest rate risk is the risk that the fair value and future cash flows of a financial instrument fluctuates due to changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates arises primarily from short-term investments and both short and long-term borrowings subject in each case to variable interest rates, principally the CDI rate.

The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2019. For this analysis, the Group adopted as a probable scenario for the future interest rates of 5,78% for the CDI rate. As a result, financial income (with respect to short-term investments) and financial expense, net (with respect to both short and long-term borrowings) would be impacted as follows:

Transactions	Interest rate risk	Book value	Reasonably possible change	Impact on profit or loss before tax
Short-term investments	CDI variation	2,758,265	10%	1,103
Loans and financing	CDI variation	(2,910,550)	10%	(1,261)
Obligations to FIDC quota holders	CDI variation	(3,710,894)	10%	(1,581)
				(1,738)

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Foreign currency risk

The Group from time to may enter into derivatives contracts in order to offset foreign currency exchange rate risk which arise from assets and liabilities that are primarily denominated in U.S. dollars and Euros. The Group’s foreign currency exposure gives rise to minimum market risks associated with exchange rate movements.

As the Group’s borrowings are denominated in Brazilian reais, there is no significant exposure to currency risk. Other liabilities denominated in U.S. dollars are related to other accounts payable by subsidiaries located in the United States, but without significant exchange risk.

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

As of December 31, 2019 there were foreign currency non-deliverable forwards, accounted for as derivative financial instruments and measure at fair value through profit or loss.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives.

Transactions	Denomination currency	Book value	Reasonably possible change	Impact on profit or loss before tax
Cash and cash equivalents - Deposits	U.S. dollar	58,262	10.00%	5,826
Short-term investments - Equity securities	U.S. dollar	2,908,470	10.00%	290,847
Short-term investments - Others	U.S. dollar	10,027	10.00%	1,003
		2,976,759		297,676

The Group’s exposure to foreign currency changes for all other currencies is not material.

c)	Liquidity risk

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

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Group’s treasury department. Group treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$ 2,937,029 (2018 - R$ 2,770,589) that are expected to readily generate cash inflows for managing liquidity risk.

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2019
Accounts payable to clients	6,500,071	-	-	-
Trade accounts payable	97,825	-	-	-
Loans and financing	2,947,811	29,762	20,643	37,078
Obligations to FIDC quota holders	2,090,894	1,620,000	-	-
Derivative financial instruments liabilities	1,354	-
Other liabilities	80,619	5,051	-	-

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2018
Accounts payable to clients	4,996,102	-	-	-
Trade accounts payable	117,836	-	-	-
Loans and financing	761,056	1,395	-	-
Obligations to FIDC quota holders	16,646	2,057,925	-	-
Other liabilities	14,248	4,667	-	-

d)	Fraud risk

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

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Other assets	151,030	-	-	151,030
	275,786	3,065,232	14,077,334	17,418,352

At December 31, 2018
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other assets	15,367	-	-	15,367
	59,983	2,763,266	9,253,126	12,076,375

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

At December 31, 2019
Accounts payable to clients	6,500,071	-	6,500,071
Trade accounts payable	97,825	-	97,825
Loans and financing	3,035,294	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	3,710,894
Derivative financial instruments	-	1,354	1,354
Other liabilities	85,670	-	85,670
	13,429,754	1,354	13,431,108

At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other liabilities	18,915	-	18,915
	7,969,875	586	7,970,461

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(iii)	Fair value estimation

a)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2019			2018
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	2,937,029	2,937,029	I /II	2,770,589	2,770,589	I /II
Accounts receivable from card issuers (2)	14,066,814	14,066,814	II	9,244,608	9,244,608	II
Trade accounts receivable (3)	249,417	249,417	II	44,616	44,616	II
Derivative financial instruments (4)	14,062	14,062	II	1,195	1,195	II
Other assets (3)	151,030	151,030	II	15,367	15,367	II
	17,418,352	17,418,352		12,076,375	12,076,375

Financial liabilities
Accounts payable to clients (5)	6,500,071	6,380,302	II	4,996,102	4,898,949	II
Trade accounts payable (3)	97,825	97,825	II	117,836	117,836	II
Loans and financing (5)	3,035,294	3,041,500	II	762,451	747,651	II
Obligations to FIDC quota holders (5)	3,710,894	3,709,871	II	2,074,571	2,045,397	II
Derivative financial instruments (4)	1,354	1,354	II	586	586	II
Other liabilities (3)	85,670	85,670	II	18,915	18,915	II
	13,431,108	13,316,522		7,970,461	7,829,334

(1)	The carrying values of short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

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

For the years ended December 31, 2019 and 2018, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

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

As of December 31, 2019, and 2018, the Group has no financial instruments that meet the conditions for recognition on a net basis.

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

The Group monitors capital on the basis of the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2019 and 2018 was as follows:

	2019	2018

Cash and cash equivalents	968,342	297,929
Short-term investments	2,937,029	2,770,589
Accounts receivable from card issuers	14,066,814	9,244,608
Loans held for sale	124,661	-
Derivative financial instruments (a)	12,348	1,195
Adjusted cash	18,109,194	12,314,321

Accounts payable to clients	(6,500,071)	(4,996,102)
Loans and financing (b)	(2,912,033)	(762,451)
Obligations to FIDC quota holders	(3,710,894)	(2,074,571)
Derivative financial instruments	(1,354)	(586)
Adjusted debt	(13,124,352)	(7,833,710)

	4,984,842	4,480,611

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. The subsidiary Stone SCD also maintain a minimum equity required by BACEN for companies that offer credit by its own capital.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

28.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the year ended December 31, 2017
Transactions between parent and non-controlling interests:
Acquisition of additional interest in Stone (a)	-	(49,677)	(179,323)	(229,000)
Acquisition of additional interest in StoneCo Brasil (b)	-	(2,790)	(18,690)	(21,480)
Acquisition of non-controlling interest	-	(52,467)	(198,013)	(250,480)

Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in StoneCo Brasil (b)	1,483	8,184	(8,184)	-
Non-controlling share of changes in equity at indirect subsidiaries (d)	-	(3,875)	3,875	-
Dilution of non-controlling interest	1,483	4,309	(4,309)	-
	1,483	(48,158)	(202,322)	(250,480)

For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (b)	-	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	-	-	-
Exchange of shares with non-controlling interests in StoneCo Brasil (b)	-	(19,594)	19,594	-
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (c)	-	(54)	(51)	-
Non-controlling share of changes in equity at indirect subsidiaries (d)	-	1	(1)	-
Dilution of non-controlling interest	-	(53)	(52)	-
	1,992	(20,636)	13,841	(6,690)

(a)	Transactions with non-controlling interest of Stone.

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

Additionally, in 2017, the Group acquired 0.4% of the outstanding shares of StoneCo Brasil for consideration of R$ 21,480, owning 97.6% of StoneCo Brasil. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 2,790. The excess consideration of R$ 18,690 was recognized as a decrease to equity of the parent.

The resulting effect of these events in 2017 was an increase of R$ 8,184 in non-controlling interest with a corresponding decrease of equity of owners of the parent.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2019, the outstanding amount of the total consideration not paid was R$ 4,099 (2018 - R$ 5,022), recorded in other accounts payable.

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

(d)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

Due to the acquisition of additional interest of Stone in 2017, non-controlling interest decreased by R$ 3,875. Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.

In 2019 there are no transactions between parent and non-controlling interests. There are no material NCI at December 31,2019.

29.	Other disclosures on cash flows

(a) Non-cash operating activities
	2019	2018	2017
Fair value adjustment on accounts receivable from card issuers	22,818	92,063	-
Fair value adjustment on equity instruments	938	(954)	-

(b) Non-cash investing activities
	2019	2018	2017
Property and equipment and intangible assets acquired through lease	154,650	4,339	-

(c) Non-cash financing activities
	2019	2018	2017
Unpaid consideration for acquisition of non-controlling shares (Note 28)	4,099	5,022	29,480

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(d) Property and equipment, and intangible assets
	2019	2018	2017
Additions of property, plant and equipment (Note 12)	(381,893)	(159,047)	(140,982)
Additions of right of use (IFRS 16)	76,202	-	-
Payments from previous year	(18,160)	-	-
Purchases not paid at year end	1,050	18,160	-
Prepaid purchases of POS	(10,767)	-	-
Purchases of property and equipment	(333,568)	(140,887)	(140,982)

Additions of intangible assets (Note 13)	(104,687)	(49,177)	(21,283)
Additions of right of use (IFRS 16)	37,513	-	-
Purchases not paid at year end	-	4,339	-
Capitalization of borrowing costs	793	-	-
Purchases and development of intangible assets	(66,381)	(44,838)	(21,283)

Net book value of disposed assets (Note 12 / Note 13)	15,743	24,133	14,489
Loss on disposal of property and equipment and intangible assets	(14,639)	(10,712)	(5,461)
Proceeds from disposal of property and equipment and intangible assets	1,104	13,421	9,028

(e)	Loans held for sale

Loans held for sale represent a use of R$ 124,661 on operating activities in the consolidated statement of cash flows.