Form 20-F
period 2020-12-31
StoneCo Ltd.
filed 2021-04-07
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Title of each class
Class A common shares, par value US$0.000079365 per share
Trading Symbol(s)
STNE
Name of each exchange on which registered
The Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	256,946,670
Class B common shares, par value US$0.000079365 per share	51,782,702

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
Large Accelerated Filer ☒
Accelerated Filer ☐
Non-accelerated Filer ☐
Emerging Growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether an internal control over financial reporting auditor attestation is included in the filing:
Yes ☒
No ☐
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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐
No ☒

StoneCo Ltd.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Stone Co.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Collact Serviços Digitais .Ltda. (“Collact”), VHSYS Sistema de Gestão S.A. (“VHSYS”), Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), Trinks Serviços de Internet S.A. (“Trinks”) and Delivery Much Tecnologia S.A. (“Delivery Much”) being entities which we have a significant minority interest in but do not consolidate.
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
Financial Statements
We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Corporate Events
Investments in Software and other Companies
In April 2020, the Company obtained control of Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) through a step acquisition, which started in June, 2018, with the acquisition of a 27.06% interest, followed by the acquisition of another 21.50% interest in 2019 and an additional interest in April 2020, leading to the control of Linked with a 58.1% interest. Linked Gourmet is a private company based in São Paulo, Brazil, that develops software and services for the food service market.
In April 2020, the Company acquired a 100% interest in MVarandas Tecnologia Serviços Ltda. (“MVarandas” or “Menew”). MVarandas is a private company based in João Pessoa, Brazil, that develops software and services for the food service market. In May, 2020 the Company acquired 100% interest in Vitta Tecnologia em Saúde S.A., VittaPar LLC, AXEI Saúde Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta”). Vitta is a private company based in the State of São Paulo, Brazil, focused in health plan management, health services and insurance services.
In July 2020, the Group acquired a 22.64% interest in Delivery Much Tecnologia S.A. ("Delivery Much"). Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities.

In August 2020, the Company signed a definitive agreement for STNE Participações S.A., a controlled company of StoneCo Ltd. that holds the software investments business of the Stone Group in Brazil, to merge its business with Linx S.A. (“Linx”), a leading provider of retail management software in Brazil. In November, 2020, the Linx Extraordinary General Meeting that approved the business combination was held. As of March 31, 2021, considering the approval by the Linx Shareholders, the transaction is pending antitrust (CADE) final approval and certain other conditions.
In September 2020, the Company acquired a 50.0% interest in MLabs Software Ltda (“MLabs”). MLabs is a private company based in the State of São Paulo, Brazil, that develops software and services for social media management.
In October 2020, the Group acquired a 50.0% interest in Questor Sistemas S.A. (“Questor”). Questor is a private company based in Santa Catarina, Brazil, that develops management software for accounting offices.
In November 2020, the Group acquired a 90.0% interest in Sponte Informática S.A (“Sponte”). Sponte is a private company based in Paraná, Brazil, that develops management software for schools.
In November 2020, the Company acquired a 53.05% interest in StoneCo CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”). Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively.
In December 2020, we completed the issuance of R$ 580,000 of FIDC SOMA III quotas, raising R$ 493,000 in third-party capital for our credit solution, of which R$ 246,500 were received in 2020. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone holds the subordinated quotas. The senior quotas reached R$ 348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$ 145,000 and the benchmark return rate is CDI + 7.0% per year.
January, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020. As a result of this transaction, Stone is now the owner of 100% of the TON.
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
Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges (and reversal of impairment charges), (4) unusual income and expenses, and (5) tax effects of the foregoing adjustments, as described in note (3) to “Item 3. Key Information—A. Selected financial data.”
Adjusted net income (loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We believe adjusted net income (loss) is useful to evaluate our operating and financial performance for the following reasons:
•adjusted net income (loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value of their assets and the method by which their assets were acquired;

•equity grants made to executives and employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time and the related expenses are not key measures of our core operating performance;
•fair value adjustments to share-based compensation expenses classified as a liability do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance;
•amortization of the fair value adjustment on intangible assets and property and equipment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and
•other write-offs that are one-time extraordinary charges and are not reflective of our core operating performance.
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

Calculation of Net Promoter Score
Net Promoter Score, or NPS, is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Stone Co. to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question. According to an external survey conducted by IBOPE in November 2020, our NPS was 64.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:
•our expectations regarding revenues generated by transaction activities, subscription and equipment rental fees and other services;
•our expectations regarding our operating and net profit margins;
•our expectations regarding significant drivers of our future growth;
•our expectations regarding the performance of our current and new solutions
•our plans to continue to invest in research and development to develop technology for both existing and new products and services;
•our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services;
•our ability to attract and retain a qualified management team and other team members while controlling our labor costs;
•our ability to invest more and collect results in the short-term;
•our plans to expand our global footprint and explore opportunities in adjacent sectors and markets;
•competition adversely affecting our profitability;
•the occurrence of a natural disaster, widespread health epidemic or pandemics, including the coronavirus (COVID-19) pandemic;
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;
•our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry;
•our ability to innovate and respond to technological advances and changing market needs and customer demands;
•our ability to maintain, protect and enhance our brand and intellectual property;
•changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes;
•our failure to successfully maintain a relevant omni-channel experience for our clients, thereby adversely impacting our results of operations;
•our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives; and
•our plans to pursue, conclude and successfully integrate strategic acquisitions.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 167.

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
The summary statement of profit or loss data and statement of financial position data as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this annual report. The statement of financial position date as of December 31, 2018, 2017 and 2016 is derived from our audited consolidated financial statements previously filed.

	For the Year Ended December 31,
	2020		2020		2019		2018		2017		2016
	(US$)(1)		(R$)
	(in millions, except amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	220.2		1,144.1		770.3		514.6		224.2		121.1
Net revenue from subscription services and equipment rental	74.7		388.0		331.6		213.7		105.0		54.7
Financial income	316.9		1,647.0		1,287.8		801.3		412.2		247.4
Other financial income	27.1		140.7		186.4		49.6		25.3		16.7
Total revenue and income	638.9		3,319.8		2,576.0		1,579.2		766.6		439.9
Cost of services	(148.2)		(769.9)		(427.0)		(323.0)		(224.1)		(133.2)
Administrative expenses	(75.5)		(392.5)		(285.8)		(252.9)		(174.6)		(106.1)
Selling expenses	(97.4)		(505.9)		(360.6)		(190.2)		(92.0)		(49.5)
Financial expenses, net	(65.4)		(339.8)		(353.5)		(301.1)		(237.1)		(244.7)
Other operating expense, net	(34.1)		(177.1)		(57.7)		(69.3)		(134.2)		(55.7)
(Loss) income from investment in associates	(1.3)		(6.9)		(0.8)		(0.4)		(0.3)		0.1
Profit (loss) before income taxes	217.0		1,127.7		1,090.7		442.3		(95.7)		(149.2)
Income tax and social contribution	(55.8)		(290.2)		(286.5)		(137.1)		(9.3)		27.0
Net income (loss) for the year	161.2		837.5		804.2		305.2		(105.0)		(122.2)
Net income (loss) attributable to non-controlling interests	(3.2)		(16.6)		1.0		4.0		3.8		(2.4)
Net income (loss) attributable to owners of the parent	164.4		854.1		803.2		301.2		(108.7)		(119.8)
Basic earnings (loss) per share(2)	US$	0.60	R$	2.95	R$	2.90	R$	1.30	R$	(0.49)	R$	(0.61)
Diluted earnings (loss) per share(2)	US$	0.60	R$	2.91	R$	2.85	R$	1.29	R$	(0.49)	R$	(0.61)
Other data:
Adjusted net income (loss) (in millions)(3)	US$	184.3	R$	958.2	R$	857.1	R$	342.8	R$	45.1	R$	(51.9)
TPV (in billions)	US$	40.40	R$	209.9	R$	129.1	R$	83.4	R$	48.5	R$	28.1
Active clients (in thousands)(4)	n/a		652.6		480.9		267.9		131.2		82.0
Take rate(5)	n/a		1.51%		1.85%		1.83%		1.53%		1.51%

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing net income or loss for the year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS.
(4)	Does not include micromerchants from the previous Stone Mais and current TON products
(5)	Total revenue and income excluding other financial income, divided by TPV.

	For the Year Ended December 31,
	2020	2020	2019	2018	2017	2016
	(US$ millions)(a)	(R$ millions)

Net income (loss) for the year	161.2	837.5	804.2	305.2	(105.0)	(122.2)
Share-based compensation expenses(b)	23.2	120.7	64.3	60.8	138.9	53.1
Amortization of fair value adjustment on intangibles related to acquisitions(c)	3.3	17.2	17.2	12.6	14.8	17.2
Fair value adjustments of assets whose control was acquired(d)	(0.6)	(3.0)	—	(21.4)	—	—
One-time impairment charges(e)	—	—	—	8.4	—	—
Other income/expenses(f)	5.9	30.8	(1.7)	—	—	—
Pre-tax subtotal	193.0	1,003.2	884.0	365.7	48.7	(51.9)
Tax effect on adjustments(g)	(8.7)	(45.0)	(26.8)	(22.8)	(3.6)	—
Adjusted net income	184.3	958.2	857.1	342.8	45.1	(51.9)

(a)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(b)	Consists of expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Description of Principal Line Items—Other operating expenses, net—Liability-classified share-based compensation expense” and note 26 to our consolidated financial statements for further information.
(c)	Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the Elavon do Brasil (“EdB”) and Equals acquisitions. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—EdB Acquisition” for further information.
(d)	Consists of the gain on re-measurement of our previously held equity interest in Equals (2018) and Linked Gourmet (2020) to fair value upon the date control was acquired.
(e)	Consists of (1) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million for the year ended December 31, 2018 and (2) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for the year ended December 31, 2018.
(f)
Consists of the fair value adjustment related to associates call option, M&A expenses and earn-out interests related to acquisitions.. See notes 1.5, 2.2 and 5 to our consolidated financial statements for further information.

(g)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

	As of December 31,
	2020	2020	2019	2018	2017	2016
	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	2,034.9	10,575.0	3,905.4	3,068.5	843.7	237.0
Accounts receivable from card issuers	3,138.0	16,307.2	14,066.8	9,244.6	5,078.4	3,052.6
Other current assets	460.4	2,392.6	432.7	124.7	77.4	29.5
Total current assets	5,633.3	29,274.8	18,404.9	12,437.8	5,999.5	3,319.1
Total non-current assets	476.0	2,473.8	1,200.9	855.4	636.2	520.2
Total assets	6,109.4	31,748.6	19,605.7	13,293.2	6,635.7	3,839.2
Liabilities and Equity
Current liabilities
Accounts payable to merchants	1,765.0	9,172.4	6,500.1	4,996.1	3,637.5	3,029.3
Other current liabilities	809.7	4,208.0	5,372.5	1,058.7	186.1	92.6
Total current liabilities	2,574.8	13,380.4	11,872.5	6,054.8	3,823.6	3,121.9
Non-current liabilities
Obligations to FIDC quota holders	464.6	2,414.4	1,620.0	2,057.9	2,056.3	—
Other non-current liabilities	185.1	961.8	140.2	87.6	273.3	130.1
Total non-current liabilities	649.7	3,376.2	1,760.2	2,145.5	2,329.6	130.1
Total liabilities	3,224.5	16,756.6	13,632.7	8,200.2	6,153.2	3,252.0
Total equity	2,884.9	14,992.0	5,973.0	5,093.0	482.6	587.2
Total liabilities and equity	6,109.4	31,748.6	19,605.7	13,293.2	6,635.7	3,839.2

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall in 2015, the real depreciated 32.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 19.8% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank (“Central Bank” or “BCB”) was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 14.6% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per U.S.$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967, reflecting a depreciation of 22.4% in the real from December 31, 2019, being strongly affected by the COVID-19 pandemic.
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

Year	Period-end	Average(1)	Low	High
2016	3.2591	3.4500	3.1193	4.1558
2017	3.3080	3.1930	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1578	4.0213	5.9372

Month	Period-end	Average(2)	Low	High
October 2020	5.7718	5.6258	5.5205	5.7803
November 2020	5.3317	5.4178	5.2821	5.6932
December 2020	5.1967	5.1456	5.0578	5.2789
January 2021	5.4759	5.3562	5.1626	5.5089
February 2021	5.5302	5.4165	5.3423	5.5302
March 2021	5.6973	5.6461	5.4951	5.8397
April 2021 (through April 5, 2021)	5.6579	5.6714	5.6579	5.6849

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.
B.    Capitalization and indebtedness
Not applicable.

C.    Reasons for the offer and use of proceeds
Not applicable.
D.    Risk factors
The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:
•Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the novel coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business.
•If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants as rapidly as in the past, the use of our services could decline, reducing our revenues.
•Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business.
•Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners.
•If we fail to manage our growth effectively, our business could be harmed.
•Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
•Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.
•In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
•Our results of operations and operating metrics may fluctuate and we may generate losses in the future, which may cause the market price of our Class A common shares to decline.
•If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline.
•We may not be able to effectively manage individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us, which could have a material adverse effect on our results of operations and financial condition.
•Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
•As we grow our offering of credit services, we will need to comply with additional laws and regulations applicable to such services.
•Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on the Company.
•We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.
•Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.
•We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

•We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.
•Our indebtedness could adversely affect our financial flexibility and our competitive position.
•Our holding company structure makes us dependent on the operations of our subsidiaries.
•The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our Class A common shares.
•Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.
•If we are unable to complete the Linx Transaction, in a timely manner or at all, our business and our stock price may be adversely affected.
•Uncertainty about the Linx Transaction may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the Transaction is completed.
•The Linx Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, in our financial statements, and all other public information released by us from time to time, before making any investment decision. The risks described below are not the only ones we face. Our business, financial condition and operational results may be significantly affected not only by any of the risks set forth below, but also by any other risks that are currently unknown or considered irrelevant to us. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our shares could decline and our investors may lose part or all of their investment.
Risks Relating to COVID-19
Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the novel coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business.
Our business is focused on SMB merchants in Brazil that conduct commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which was declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains, resulted in mass layoffs and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile, and the market volatility resulting from the COVID-19 pandemic has already caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.
As a result of the COVID-19 pandemic, in May 2020, we reduced our workforce and laid off approximately 1,300 employees, constituting approximately 20% of our workforce at the time. The actions we have taken to reduce operating costs and improve efficiency, including the layoff of a substantial number of our employees and further changes we may make in the future to reduce costs, have caused and may continue to cause us to experience operational challenges, and may negatively impact our ability to attract and retain associates, our reputation and market share. In addition, the increase in the number of our employees working remotely has increased certain risks to our business, including increased demand on our information technology resources and systems, greater potential for phishing and other cybersecurity attacks, and an increase in the number of points of potential attack, and any failure to effectively manage these risks and to timely identify and respond to any cyberattacks may adversely affect our business. The pandemic may also have long-term effects on the nature of the office environment and remote working, which may present operational challenges that could adversely affect our business. Working remotely has caused strain for, and may adversely impact the productivity of, certain employees, which conditions, if prolonged, could harm our business. Additionally, efforts to re-open our offices and Stone Hubs safely may not be successful, could expose our personnel to health risks and will involve additional financial burdens.

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, or media coverage of infectious diseases could cause customers to avoid our clients’ storefronts, and with respect to our clients’ businesses generally, could cause temporary or long-term disruptions in our clients’ businesses. For instance, the COVID-19 pandemic has led to some of our clients’ employees being unable to work for some period of time, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and in the revenue we generate from our clients. Furthermore, if our clients’ businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.
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
The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a variety of projects to develop new services or compete with new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account and bank card, prepaid card products, credit products and other new products emerging in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable or obsolete, to our clients. Furthermore, even though the market for alternative payment services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services.
In addition, the services we render are designed to process very complex transactions and provide reports and other information concerning those transactions, at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue arising from a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.
Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings and/or products If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings and/or products.
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
Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
While we have grown the proportion of revenue from newer products and services such as our banking solution, credit solution and our fintech-as-a-service online business, and we intend to continue to broaden the scope of products and services we offer, we may not be successful in maintaining or growing our current revenue streams, or deriving any significant new revenue streams from these products and services. Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will continue to grow in revenue. Our offerings may present new and difficult technological, operational, regulatory, risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Further, our newer activities may not lead to growth or recoup our investments in a timely manner or at all and may require significant management time and attention. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.
We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption due to, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies contracted specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•loss of revenues; including subscription revenues owed from equipment rentals;
•loss of clients;
•loss of merchant and cardholder data;
•loss of licenses with Visa, Mastercard or other payment schemes;
•fines imposed by payment scheme associations and other issues relating to non-compliance with applicable payment scheme requirements;
•a failure to receive, or loss of, Central Bank authorizations granted by the Central Bank to operate as a payment institution (instituição de pagamento) or), as a payment scheme settlor (instituidor de arranjo de pagamento) or as a direct credit company (sociedade de crédito direto) in Brazil;
•fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management, insolvency proceedings, and/or the out-of-court liquidation of Stone Pagamentos and any of our subsidiaries to whom licenses may be granted in the future;
•fines or other penalties imposed by the recently created National Data Protection Authority (Autoridade Nacional de Proteção de Dados or ANPD);
•harm to our business or reputation resulting from negative publicity;
•exposure to fraud losses or other liabilities;
•additional operating and development costs; and/or
•diversion of technical and other resources.
In particular, we rely heavily on our subsidiary, Buy4 Processamento de Pagamentos S.A., or Buy4, to provide transaction authorization and settlement, computing, storage, processing and other related services. Any disruption of or interference with our use of Buy4 services could negatively affect our operations and seriously harm our business. Buy4 provides software and systems to process the authorization and settlement of credit card and debit card transactions. Buy4 has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by Buy4, or regular or prolonged interruptions in the services provided by Buy4, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation. To the extent Buy4 begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. In addition, hosting costs will increase as our user base and user engagement grows. This could materially and adversely affect our business if our revenues do not increase faster than hosting costs.

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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
We frequently invest in developing products or services that we believe will improve the experiences of our clients and therefore improve our long-term results of operations. However, these improvements often cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which may materially and adversely affect our business. For example, our growth strategy contemplates an expansion in the number of Stone Hubs and other relevant sales channels. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. We cannot assure you that our increased investment in marketing activities will result in corresponding revenue growth.. We cannot assure you that our recently opened or future Stone Hubs will generate revenue and cash flow comparable with those generated by our more mature Stone Hubs. Furthermore, we cannot assure you that our new Stone Hubs will continue to mature at the same rate as our existing Stone Hubs, especially if economic conditions deteriorate.
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
We are exposed to institutional credit risk, principally from credits provided to our clients. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations, and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us.
We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us, which is unsecured, and therefore have no other collateral embedded. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.
Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for credit losses. Although we regularly review our credit exposure to specific clients and counterparties and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws. Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio, deteriorating economic conditions (particularly in Brazil), increases in the level of credit balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations and financial condition.
We may face challenges in expanding into new geographic regions outside of Brazil.
We may expand into new geographic regions outside of Brazil, and we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets or acquire a Company that falls below our expectations.
The development of our products and services globally exposes us to risks relating to staffing and managing cross-border operations, increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, including privacy and security local regulations, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.
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
Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate and expect in the future to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition (such as the Linx Acquisition and the EdB Acquisition), partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations, and such integration may be substantially more costly and time consuming than we had anticipated. Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. Finally, we may be forced to assume certain liabilities in connection with any acquisitions that we consummate, including unknown and contingent liabilities that we failed or were unable to identify in the course of performing due diligence. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
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

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2020, we recorded estimated credit losses arising from defaults of issuing banks of R$ 45.2 million relating to estimated losses on such doubtful accounts. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil.”
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
If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected. For example, merchants may start using Pix, the instant payments solution developed by the Central Bank and operated by the market that started in November 2020, as an alternative to debit transactions, which may affect the volumes of that product.
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

We offer payments, digital banking and credit services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. When a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.
We incur chargeback and refund liability when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers. Any increase in chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.
We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. In addition, our exposure to these potential losses from chargebacks increases to the extent that we have provided working capital solutions to such merchants, as the full amount of the payment is provided up front rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain chargebacks. Historically, chargebacks occur more frequently in card not present transactions than in card present transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.

Fraud by merchants, clients using our credit or digital banking solutions or others could have a material adverse effect on our business, financial condition, and results of operations.
We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Furthermore, we are also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition, and results of operations.
Increases in interest rates may harm our business.
Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2020, we had R$5.9 billion of debentures, loans with private entities, bank borrowings and quota holder obligations in our FIDCs subject to variable interest and return rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.
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
The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.
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
If we are unable to renew or obtain such licenses, we may be subject to certain penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in a worst case scenario, closure of the hubs lacking the licenses and permits. The imposition of such penalties, or, in extreme scenarios, the sealing off of the premises by relevant public authorities pending compliance with all the requirements demanded by the municipalities and fire departments, may adversely affect our operations and our ability to generate revenues at the relevant location. Moreover, in the event of any accident at our leased properties, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective property. Any such developments may have a material adverse effect on us and on our reputation.
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
Although PAX BR Comércio e Serviços de Equipamentos de Informática Ltda.is no longer our sole provider of POS devices, we are still substantially dependent on it to manufacture and assemble a substantial amount of our POS devices. We are, therefore, constrained by its manufacturing capabilities and pricing, and may face production delays or escalating costs if it is unable to manufacture a sufficient quantity of product at an affordable cost. Further, we could face production delays if it becomes necessary to replace this existing substantial supplier with one or more alternative suppliers.
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
We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in new Stone Hubs based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or services could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.

Risks Relating to Legal and Regulatory Matters
Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
Stone Pagamentos, as a payment institution (instituição de pagamento) and a payment scheme settlor (instituidor de arranjo de pagamento), is subject to Brazilian laws and regulations relating to electronic payments, comprised of Brazilian Federal Law No. 12,865, dated as of October 9, 2013 (“Law 12,865”), CMN Resolution No. 4,282, dated as of November 4, 2013, BCB Circular No. 3,682, dated as of November 4, 2013, BCB Circular No. 3885, dated as of March 26, 2018 and related rules and regulations.
Our subsidiary, Pagar.me, has submitted an authorization request to the Central Bank to be licensed as a payment institution and is waiting such approval. Pagar.me is permitted to continue to operate as a payment institution while pending the outcome of the approval process, but the failure to eventually obtain such approval would have material adverse effects on our business. In addition, Pagar.me also operates as a payment scheme settlor pursuant to the Central Bank license exemption. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.
The working capital solutions that we offer merchants present significant portion of our financial income, which include the early payment of receivables. Nonetheless, Law 12,865 prohibits payment institutions like us from performing activities that are restricted to financial institutions, such as provide loans and financings. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by Decree No. 22,626, dated as of April 7, 1933 (the “Brazilian Usury Law”) would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected.
In addition, Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) is an authorized financial institution registered as a direct credit company (sociedade de crédito direto) and subject to Brazilian Federal Law No. 4,595/64, dated as of December 31, 1964 (“Law 4,595”), the National Monetary Council (the Conselho Monetário Nacional, or CMN) Resolution No. 4,656, dated as of April 26, 2018, and its related rules and regulations. Brazilian financial institutions are subject to extensive government regulations applicable to their activities, including those relating to minimum requirement of paid-in capital stock and net equity, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF), administrative penalties for noncompliance, among others.
Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect our operations and financial results.
If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices; or (iv) subject to insolvency proceedings under a intervention by the Central Bank, as well as the out-of-court liquidation of Stone Pagamentos and Stone Sociedade de Crédito Direto S.A., and any of our subsidiaries to whom licenses may be granted in the future.
For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business overview— Regulatory Matters—Regulation of the SPB.”

As we grow our offering of banking and credit services, we will need to comply with additional laws and regulations applicable to such services.
Following the expansion of our business to offer financial products such as loans directly to our clients, including by means of a Stone SCD, we operate in a highly regulated sector and are subject to extensive and continuous regulatory oversight by the Central Bank. We are required to have additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank. The additional demands associated with these policies and procedures may disrupt regular operations of our business by diverting the attention of some of our senior management team, may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly, adversely affecting our ability to manage and grow our businesses or making it impractical to continue to offer financial products such as loans directly to our clients. Any of these effects could harm our business, financial condition and results of operations.
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
In 2020, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include:
(i) “Pix” (BCB Circular No. 4,027, dated as of June 12, 2020 and BCB Resolution No. 1, dated as of August 12, 2020): instant payments ecosystem developed by the Central Bank that enables real-time transactions among individuals and entities on a 24/7 basis, which was launched in November 2020. This ecosystem promotes greater innovation to the existing payment structure in Brazil and is a feasible alternative to debit transactions and, in the future, to credit transactions with “Pix Garantido” and “Pix débito automático”, forthcoming Pix functionalities that will allow individuals to pay in installments. Although certain details of such solution are still under discussion and pending regulation, such initiative may promote greater competition, which could result in a loss of interest of existing clients in using payments schemes that we operate, and greater difficulty in attracting new clients. Therefore, such developments may increase competition in the payments industry, and could materially and adversely affect our business and results of operations.
(ii) Open Banking (Joint Resolution No. 1, enacted by the Central Bank and the CMN on May 4, 2020): in 2020, the Central Bank and CMN published the initial set of guidelines and standards for the implementation of the Open Financial System (“Open Banking”) in Brazil. The implementation of the Open Banking comprises four stages, described as follows:
a.Stage 1 (by February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions;
b.Stage 2 (by July 15, 2021): sharing of customer reference data and customer transactional data among the participating institutions;
c.Stage 3 (by August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals; and
d.Stage 4 (by December 15, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions.
Stone Pagamentos, as a payment institution that provides payment initiation services, is a mandatory participant in Stage 3. In this sense, we will need to comply with open banking-specific regulations, self-regulation and other data guidelines, as stringent as customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user. See “⸺We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.”

(iii) Payment Initiation Service Provider – PISP (BCB Resolution No. 24/2020): inserted in the context of Open Banking, a new category of payment institutions was created by BCB Resolution No. 24, dated as of October 22, 2020. This institution requires the initiation of payment transactions without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction. Such services include the initiation of Pix, “boleto” and other forms of payment transactions, that do not need a specific payment instrument to be performed. It is expected that tech companies and marketplaces will enter in the payments market developing activities as PISPs. For these reasons, this new PISP institutions can increase the competition in the payments industry and, therefore, result in a loss of existing clients and significant impact on our results.
(iv) Card receivables registration (CMN Resolution No. 4,734 and BCB Circular No. 3,952, both dated as of June 27, 2019): aiming to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread, CMN Resolution No. 4,707, BCB Circular 3,924, dated as of December 21, 2018, BCB Circular No. 3,926, dated as of January 31, 2019, BCB Circular No. 3,928, dated as of February 13, 2019 and BCB Circular-Letter 3,934, dated as of February 21, 2019 established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These rules have been issued as a model for transition to a more robust legal framework enacted underneath CMN Resolution No. 4,734 (“CMN Resolution 4,734”) and BCB Circular No. 3,952 (“BCB Circular 3,952”). As a result of these regulations, credit transactions guaranteed by card receivables will be subject to registration and held publicly available. However, due to operational difficulties, the entry into force of such regulations was postponed to June 2021. These requirements may result in more competition in the early payment of receivables and in the reduction of the spread applied in this type of transaction, which could affect our results.
In addition to such recently enacted regulations, there are legislative initiatives already reflected in Federal Law or currently being discussed by the Brazilian Congress which may modify the regulatory framework of the Brazilian payments and financial industries, as follows:
(i) Protection of resources in payment transactions (Federal Law No. 14,031, dated as of July 28, 2020): the legislation provided amendments to Federal Law 12,865 to secure the protection of resources involved in payment transactions. The new provisions establish that resources received by the participants of payment schemes (a) are segregated of other payment institution’s assets; (b) cannot be subject to judicial restraints; (c) cannot be assigned to third parties; and (d) cannot be offered as collateral (except if the transaction’s amounts of the respective assignment or collateral is intended to pay settlement obligations among participants of the relevant payment schemes); and (e) even in a bankruptcy scenario, shall be transferred to the final receiving party (i.e. the receiving merchant).
(ii) Foreign Capital and Foreign Exchange Market (Bill No. 5,387/2019): in October 7, 2019, the Government presented Bill No. 5,387 with the purpose of modernizing, simplifying, and bringing more efficiency to the Brazilian foreign exchange market. This initiative has also taken part in Central Bank’s regulatory agenda in the form of Public Hearing No. 79, dated as of September 1st, 2020. The regulatory proposal includes the following measures: (a) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to USD 100,000.00 per transaction; and (b) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market.
(iii) Temporary prudential requirements applicable to financial institutions during the period of public calamity arising from the COVID-19 pandemic (CMN Resolution No. 4,820, dated as of May 29, 2020): in order to ensure the liquidity and stability of the National Financial System in Brazil during the COVID-19 pandemic, CMN has enacted new rules applicable to financial institutions, which restricted the payment of dividends or interest on shareholders’ equity with amounts reported in the fiscal year of 2020, limiting such distributions to the greater of: (a) 30% of the adjusted net profit of the institutions; or (b) the minimum mandatory dividend established by the Brazilian Corporate Law. As a result, Stone SCD is subject to said restrictions and, therefore, shall not make distribution of profits using amounts reported in the fiscal year of 2020. This limitation may affect our financial results.
Discussions indicated above are in various phases of development, whether as part of legislative or regulatory initiatives and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, revenues and financial condition.

In addition, there can be no assurance that we will be able to comply with the regulations nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices; (iii) required to suspend business and activities; or (iv) subject to insolvency proceedings under a intervention by the Central Bank, as well as the out-of-court liquidation of Stone Pagamentos and Stone Sociedade de Crédito Direto S.A., and any of our subsidiaries to whom licenses may be granted in the future. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our operational results. These laws may change significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us regulate: (a) consumer products, product liability or consumer protection; (b) advertisement, marketing or selling of products; (c) labor and employment, including wage and hour laws; (d) tax matters or interpretations thereof; (e) bank secrecy laws, data protection and privacy laws and regulations; and (f) securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.
The Brazilian Data Protection Law (Law No. 13,709/18 or Lei Geral de Proteção de Dados), or LGPD, came into effect in September 2020 and it applies to individuals or legal entities, private or government entities, who processes personal data in Brazil or collects personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and will affect all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.
Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.
Law No. 14,010, of June 10, 2020, amended certain provisions of the LGPD, and postponed the administrative sanctions effectiveness to August 2021. However, LGPD allows private right of action, so we are still subject to individual claims for violations of LGPD. The penalties and fines for non-compliance with the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, partial or complete prohibition of processing activities; and (4) a fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50 million per violation.
On August 16, 2018, the Central Bank approved Circular 3,909, which establishes requirements for the engaging of data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy (“BCB Circular 3,909”). BCB Circular 3,909 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in contracts regarding data processing, storage and cloud computing services. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting of data processing, storage and cloud computing services.

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
The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, anti-money laundering and terrorism financing, escheatment, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank and the National Monetary Council. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.
For example, although we do not engage in financial services activities in the United States, we maintain bank accounts in the United States for the international settlement agent for the payment scheme settlors, such as Visa and Mastercard. We are or may be subject to anti-money laundering and terrorism financing laws and regulations that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations governing the ability to maintain a bank account in the countries where we operate, including the United States, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts in our name.
We believe that our activities in the United States, including maintaining bank accounts in connection with payment scheme settlements do not require a license from federal or state banking authorities to conduct financial services activities in the United States. If we are found to have engaged in a banking or financial services business requiring a license, we could be subject to liability, or forced to cease doing such business, change our business practices, or become a regulated financial entity subject to compliance with applicable laws and regulations, including anti-money laundering and terrorism financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.
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
In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Some tax rules related to collection, ancillary obligations or even changes on tax rates in Brazil can change without prior notice or vacancy period for their implementation. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments, penalties and interests for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending. Moreover, recently the Brazilian government enacted Supplementary Law No. 175/2020 which implemented additional changes regarding the ISS collection of certain services, including debit or credit card services, foreseeing that ISS due for the rendition of these services shall be collected to the municipality where the recipient of the service is located. Despite the enactment of Supplementary Law No. 175/2020, due to the preliminary injunction that was granted by the Supreme Court in 2018 on the Direct Unconstitutionality Lawsuit No. 5835, it can be argued that the obligation to collect ISS to the municipality of the recipient is currently suspended. This is because, as mentioned, in this case the Supreme Court evaluated the constitutionality of the provisions encompassed by Supplementary Law No. 157/2016, which provided the shift of the competence for the charge of ISS from the municipality of the service provider to the municipality of the recipient. Therefore, one can conclude that the legal basis that supports Supplementary Law No. 175/2020 is currently suspended and, as a result, the obligations set forth by this law shall be understood as suspended as well. Besides, Supplementary Law No. 175/2020 also provided that the ISS due should be reported by the 25th day of the month following the taxable event, using a standardized electronic system, in accordance with standards to be established by the Management Committee of Ancillary Obligations (CGOA) of the ISS. In this regard, it is important to clarify that currently there is no established timeframe for the implementation of the new standardized electronic system that will be designed by CGOA. Oppositely, the members that will compose the CGOA have only recently been appointed (on January 18th, 2021), through the enactment of Statement No. 01/2021 by the National Confederation of Municipalities.
Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities, judicial or administrative courts and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but it is advised that prospective investor consult their tax advisors for reviewing potential impacts associated with changes in the applicable tax law.
The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including those with respect to outsourced employees. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.
We operate in jurisdictions that have a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Errors, failures, violations or delays in complying with anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal, administrative and civil liability and/or lawsuits, significant fines and penalties, forfeiture of significant assets, or other enforcement action as well as reputational harm.
Regulators may increase enforcement of these obligations, which may require us to review or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators often reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. For example, the Central Bank enacted a regulation on this matter, Circular No. 3,978, which became effective on July 1, 2020, and provides new guidelines with a risk-based approach for anti-money laundering policies, procedures and controls. We face the unremitting risk of failing to create a corporate environment opposed to corruption, bribery, and money laundering or to install business practices that prevent and comply with several legislations under which we operate. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.
Risks Related to Information Technology Systems and Intellectual Property
Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.
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
We rely on a combination of contractual rights, intellectual property rights, including trademarks, patents, domain names, software, know how and trade secrets to establish and protect our proprietary rights, including technology, among others. We have been granted numerous trademarks covering our brands and products and have filed, and expect to continue to file, trademark applications before the Brazilian Patent and Trademark Office ("INPI") seeking to protect newly developed trademarks and products. We cannot be sure that intellectual property rights will be granted with respect to any of our applications. Third parties may challenge, invalidate, circumvent, infringe or misappropriate any existing or future intellectual property assets requested by, issued to, or licensed by, us, or our intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. There is also a risk that we could, by omission, fail to renew our intellectual property rights on a timely basis. Notwithstanding, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Furthermore, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive and time-consuming, could cause a diversion of resources and may not prove successful. Such cases may expose us and negatively affect the use of our intellectual property and we may be prohibited from continuing to exploit them. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our proprietary rights. Any of these third parties could make a claim of infringement against us with respect to our proprietary rights. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may be expensive, time consuming and result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks, our domain names, industrial designs, patents or other intellectual property assets. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.
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
Furthermore, any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.
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
Risks Related to Our Indebtedness
Our indebtedness could adversely affect our financial flexibility and our competitive position.
We have and expect that we will continue to have a significant amount of debt. As of December 31, 2020, we had approximately R$6,084 million of debt outstanding, consisting of the amounts outstanding under (i) our FIDCs (fundos de investimento em direitos creditórios), which are Brazilian investment funds established to purchase and hold receivables (“FIDC”), (ii) credit facilities, (iii) a loan with SRC Companhia Securitizadora de Créditos Financeiros, (iv) debentures issued by our wholly-owned subsidiary, Stone Pagamentos S.A and (v) leases. Increases in the level of debt also increases the risk that we may be unable to generate enough cash to pay the amounts due to debtholders. Our indebtedness could have other important consequences and significantly impact our business. For example, it could:
•make it more difficult for us to satisfy our obligations;
•increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
•require us to dedicate a substantial portion of our cash flow from operations to make payments to debtholders, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
•expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;
•limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business plan or other general corporate purposes on reasonable terms or at all;
•reduce the amount of surplus funds distributable by our subsidiaries to us for use in our business, such as for the payment of debt and dividends to our shareholders; and
•lead us to make additional investments in our subsidiaries if their cash flow from operations is insufficient for them to pay their debts.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
We have funded our operations since inception primarily through equity financings, bank credit facilities, and financing arrangements, including through FIDCs. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities and debentures contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects.”
Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.
As of December 31, 2020, our balance sheet includes intangible assets that amount to R$1,039.9 million. These assets consist primarily of identified intangible assets associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Organizational Structure
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
Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from our Brazilian subsidiaries.
Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. Such restrictions may hinder or prevent holders of shares of our Brazilian subsidiaries from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Any reais so held will be subject to devaluation risk against the U.S. dollar.
In addition, the likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due and the size of Brazil’s debt service burden relative to the economy as a whole. We cannot assure you that the Brazilian Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances.

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
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations, including to its monetary, fiscal, credit and tariff policies and rules. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•expansion or contraction of the Brazilian economy, as measured by gross domestic product, or GDP, rates;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of the domestic capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy and changes in tax laws;
•economic, political and social instability;
•labor and social security regulations;
•energy and water shortages and rationing; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. In addition, the Brazilian economy has been affected by recent political events that have also affected the confidence of investors and the public in general, thus adversely affecting Brazilian economic performance.
The impacts brought by COVID-19 generated economic and political instability in many countries in the world and in Brazil it was no different. We saw significant volatility in the Brazilian stock market during 2020 and in the country risk perception, which is reflected in the CDS and exchange rate, and any decision by the Brazilian government to implement changes in certain policies or regulations as a result of COVID-19 may contribute to investors’ economic uncertainty in relation to Brazil and increase market volatility, which may have a material adverse effect on us and on the market price of our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting our Results of Operations—Macroeconomic environment.”

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
In recent years, Brazilian markets have faced an increase in volatility due to uncertainties related to corruption scandals, which continue to be investigated by the Federal Public Prosecutor’s Office (Ministério Público Federal) in Operations Lava Jato, Zelotes, Greenfield, Eficiência, among others, and the impact of scandals on the Brazilian economy and political environment. Members of the Brazilian federal government and the Legislative and Executive Branches, as well as senior executives of large companies, have been arrested or are being prosecuted or investigated for the crime of corruption, among other crimes involving the payment of bribes.
The money received by politicians as a bribe would have been used to finance political campaigns by current political parties and previous governments, and to enrich the beneficiaries of the bargaining regime. As a result, a number of politicians, including ministers, senators, federal representatives and executives from major state-owned companies have been fired or imprisoned, and other elected politicians and public officials are being investigated for alleged unethical and illegal conduct identified during Operation Lava Jato. We cannot guarantee that any person who, directly or indirectly, is linked to us, whether an employee, director, counselor, supplier, service provider or subcontractor, is not or will not be involved in Operation Lava Jato or similar investigations, which could adversely affect our image and reputation.
The outcome of the ongoing investigations is uncertain, but there has already been a negative impact on the images and reputations of the companies involved, as well as on the Brazilian economy. In addition, we are unable to predict the outcome of these investigations or their effects on the Brazilian economy, the Brazilian stock market and/or on us.
The development of these cases of unethical conduct has affected and may continue to adversely affect our financial condition and results of operation, as well as the trading price of our common shares. We cannot predict whether the ongoing investigations will lead to further political and economic instability, or whether new allegations against government officials and executives and/or private companies will emerge in the future.
In addition, during the month of April 2020, the President of the Republic became involved in political discussions that culminated in the dismissal of the then Minister of Health, Luiz Henrique Mandetta, and the request for exoneration of the then Minister of Justice, Sergio Moro. The former ministers mentioned were considered strong names in the current Brazilian Government and the occasions when ministerial changes occurred caused even more instability in the Brazilian economy and in the capital market. We cannot guarantee that the development of these events will cause additional adverse impacts on the political and economic situation in Brazil.
As of the present date, President Jair Bolsonaro is being investigated by the STF for the practice of improper acts, alleged by the former Minister of Justice, Mr. Sergio Moro. According to the former Minister, the President had asked for the appointment of employees to the Brazilian federal police. If the President has committed such acts, any resulting consequences, including a potential opening of the impeachment process, could have significant adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including our business.
The recent economic instability in Brazil, especially impacted by the COVID-19 outbreak and its effect in the whole economy, has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. The current administration promised during the electoral campaign to be committed with a strong anticorruption agenda and a liberal economic view. However, due to the fragmented legislative and the different views within the administration there are currently uncertainties in the market regarding the advancement of these two fronts, which can lead to increase in volatility and risk perception.
A failure by the Brazilian government to implement necessary economic and structural reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4,5%, 4.3%, 3.7% and 2.9% in 2020, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 2.00% as of December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM) in a meeting on August 5th, 2020. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
Inflation and the Brazilian government's measures to combat inflation have had, and may continue to have, significant effects on the Brazilian economy and on our business. Strict monetary policies, with high interest rates and high requirements for compulsory deposits, can restrict Brazil's growth and the availability of credit. On the other hand, softer government and central bank policies and declining interest rates may trigger increases in inflation and, consequently, the volatility of economic growth and the need for sudden and significant increases in interest rates.
Inflationary pressures may result in government intervention in the economy, including policies that may adversely affect the overall performance of the Brazilian economy, which could, in turn, adversely affect our operations and the trading price of our common shares. Inflation, measures to contain inflation and speculation about potential measures can also contribute to significant uncertainty in relation to the Brazilian economy and weaken investor confidence, which can affect our ability to access finance, including access to equity of international capital markets.
Future measures by the Brazilian government, including reductions in interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation, adversely affecting the overall performance of the Brazilian economy.
Inflation can also increase our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. In addition, high inflation rates generally increase Brazilian interest rates and, therefore, the debt service of the portion in reais of our debt, which is indexed to floating rates, may also increase. With this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has fluctuated sharply against the U.S. dollar and other strong currencies over the past four decades. During this period, the Brazilian government has implemented various economic plans and used a number of exchange rate policies, including sudden depreciations, periodic mini-depreciations, floating exchange rate market systems, exchange controls and dual exchange rate markets. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.
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

The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2014 and 2015, the real depreciated 11.8% and 32.0%, respectively, against the U.S. dollar. In 2016 the real appreciated 19.8% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 14.6% in 2018, and 3.9% in 2019. In the years ended December 31, 2019 and 2020, the real/U.S. dollar exchange rate were R$4.03 and R$5.20, respectively, with a depreciation of 22.4% in the real in 2020. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.
Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates, which could negatively affect the Brazilian economy as a whole and our results, due to the retraction in consumption and the increase in our costs. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts and balance of payments, as well as a weakening in the growth of the gross domestic product generated by exports. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability. We have no influence on the exchange rate policy adopted in Brazil and do not have the capacity to foresee it. Our business, financial condition, results of operations and prospects may be adversely affected by changes in such foreign exchange policies.
Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017, a growth of 1.3% in 2018 and 1,1% in 2019 and a contraction of 4.1% in 2020. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.
The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has intensified by the COVID-19 outbreak economic and social impacts and is being marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of advances and emerging markets’ growth rates, currency volatility and, to some extent, limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
The decrease in foreign investment in Brazil may adversely affect growth and liquidity in the Brazilian economy, which, in turn, may have a negative impact on us. The interruption or volatility in global financial markets may further increase the negative effects on the economic and financial scenario in Brazil, which may have a material adverse effect on us.

Besides, crises and political instability in other emerging market countries (such as in Southeast Asia, Russia and Argentina), the United States, Europe or other countries have historically caused volatility in the Brazilian stock market and could decrease investor demand for securities offered by companies operating in Brazil, such as our common shares. Especially with the COVID-19 outbreak, the international stability can be more fragile, leading to crises in both advanced and emerging countries. Additionally, policy changes monetary policy and/or implementation of protectionist policies in the United States and other countries material for the international economical landscape may directly or indirectly impact the economy of the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.
We cannot guarantee that the new United States government will maintain policies aimed at promoting macroeconomic stability, fiscal discipline and domestic and foreign investment, which can have a significant adverse effect on the financial and securities markets in Brazil, on companies operating in Brazil, including us, and in the securities of Brazilian issuers, such as our Brazilian subsidiaries.The new political scenario in the United States and its relationship with China and the rest of the world, new elected presidents in other countries in the Latin American region and uncertainties in Europe with Brexit, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares.
Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Recently, the Brazilian political and economic scenario has shown high levels of volatility and instability, including a contraction in GDP, significant fluctuations in the real against the U.S. dollar, increased unemployment and a reduction in expenditure levels and consumer confidence.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBBnegative to BBpositive and subsequently downgraded it again from BBpositive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BBnegative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflected the agency’s expectations that the Brazilian government would be able to continue the implementation of measures to reduce the fiscal deficit. On April 7, 2020, Standard & Poor’s reaffirmed the BB- rating and revised the outlook on Brazil’s credit rating from positive to stable, on uncertainties related to COVID-19.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, which it maintained in September 2019, citing expectations of further cuts to government spending.
•Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May, 2020, Fitch reaffirmed Brazil’s credit rating as BB- and revised the outlook from stable to negative, reflecting the deterioration and downside risks of the country’s economic and fiscal outlooks, including tensions between the executive and congress, and uncertainties over the duration and intensity of the COVID-19 pandemic.
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
Until December 31, 2020, we received approximately 832 proceedings with PROCONs, moreover we have 847 active judicial claims related to Special Civil Court that do not exceed 14,045,575.58 in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for non-compliance, and could negatively impact our results of operations.

Risks Relating to the Linx Transaction
If we are unable to complete the Transaction, in a timely manner or at all, our business and our stock price may be adversely affected.
Our and Linx’s obligations to consummate the Transaction are subject to the satisfaction or waiver of the following customary conditions, including, among others: (i) obtaining final approval of the CADE, (ii) the absence of any injunction or order prohibiting or enjoining the consummation of the Transaction, (iii) no stop order suspending the effectiveness of the our registration statement on Form F-4 to effect the registration under the Securities Act of our Class A common shares to be issued to Linx shareholders shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC, and (iv) the entirety of our BDRs shall be admitted to trading at B3. As many of these conditions are outside of our control, we cannot assure you if the conditions to the completion of the Transaction will be satisfied in a timely manner or whether they will be satisfied at all which may affect when and whether the Transaction will occur. In addition, there can be no assurance that prior to the Closing of the Transaction another party does not bring a competing bid for Linx and such bid is accepted by the shareholders of Linx. Moreover, if Linx breaches the Association Agreement, we will not have specific enforcement or other remedies allowing us to force Closing, and our only remedy would be to receive the Fine. If the Transaction is not completed, our share price could fall to the extent that our current price reflects an assumption that we will complete the Transaction. Additionally, in some cases, we would be required to pay Linx a cash breakup fee of R$450 million. Furthermore, if the Transaction is not completed and the Association Agreement is terminated, we may suffer other consequences that could adversely affect our business, results of operations and share price, including the following:
•we have incurred and will continue to incur costs relating to the Transaction (including significant legal and financial advisory fees) and many of these costs are payable by us whether or not the Transaction is completed;
•matters relating to the Transaction (including integration planning) may require substantial commitments of time and resources by our management team, which could otherwise have been devoted to our historical core businesses or other opportunities that may have been beneficial to us;
•we may be subject to legal proceedings related to the Transaction or the failure to complete the Transaction;
•the failure to consummate the Transaction may result in negative publicity and a negative impression of us in the investment community; and
•any disruptions to our business resulting from the announcement and pendency of the Transaction, including any adverse changes in our relationships with our customers, suppliers and employees, may continue or intensify in the event the Transaction is not consummated.
Uncertainty about the Transaction may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the Transaction is completed.
The announcement of the Transaction on August 11, 2020, whether or not completed, may cause uncertainties in our relationships with our clients which could impair our ability to or expand our historical growth. Furthermore, uncertainties about the Transaction may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees which could affect our business.

The Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
The financial results of the combined company, following our acquisition of Linx, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Transaction we will record a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Transaction. In addition, upon the acquisition of Linx we will assume all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we failed or were unable to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations and put options requiring Linx to purchase additional shares in the target company, which we will assume upon consummation of the Transaction. If we are not able to completely assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, our future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition. The price of our Class A common shares if the Transaction is consummated could decline to the extent the combined company’s financial results are materially affected by any of these events.
The regulatory approval required in connection with the Transaction may not be obtained or may contain materially burdensome conditions.
Despite CADE’s General-Superintendence Technical Note issued on March 19, 2021, approving the Transaction without restrictions, as of March 31, 2021 this decision was still subject to third parties appeals or CADE’s Tribunal review. Completion of the Transaction is, therefore, conditioned upon obtaining final regulatory approval by the CADE, and we cannot provide assurance that this approval will be obtained. If any conditions or changes to the proposed structure of the Transaction are required to obtain this regulatory approval, they may have the effect of jeopardizing or delaying completion of the Transaction or reducing the anticipated benefits of the Transaction. If we agree to any material conditions in order to obtain approval by the CADE, the business and results of operations of the combined company may be adversely affected.
The Association Agreement subjects us to restrictions on our business activities prior to completion of the Transaction.
The Association Agreement subjects us to restrictions on our business activities and obligates us to conduct our operations in the ordinary course of business and/or in the best interest of our business in view of the market circumstances. We agree to refrain from committing acts that may materially affect our businesses or operations. These restrictions could prevent us from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on our results of operations, cash flows and financial position.
Third parties may terminate or alter existing contracts or relationships with us as a result of the announcement, pendency or completion of the Transaction.
We have contracts with customers, employees, suppliers, vendors, landlords, lenders, and other business partners, and these contracts may require us to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in us suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to our business. Further, parties with which we have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with us. Parties with whom we otherwise may have sought to establish business relationships may seek alternative relationships with third parties.
In addition, current and prospective employees may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on our corporate culture. There can be no assurance we will be able to attract and retain key talent, including senior leaders, to the same extent that we have previously been able to attract and retain employees. Any loss or distraction of our customers, employees, suppliers, vendors, landlords, lenders and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of ours and could limit our ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Association Agreement.

The Transaction is subject to certain legal proceedings and may be subject to future legal proceedings, which could delay the Transaction and prevent the Transaction from being completed.
On August 17, 2020, a collective action lawsuit (ação civil pública) was filed by the Brazilian Institute of Corporate Activism and Governance - IBRASG against Linx and STNE Participações S.A. (“STNE”), alleging that the Original Non-Compete Agreements (as defined herein) and the Original Executive Engagement Agreement (as defined herein) executed by the Linx Founding Shareholders were a form of control premium. The plaintiff has asked the court to, among other things, suspend the Linx Special Meeting and award other Linx shareholders tag-along rights to those of the Linx Founding Shareholders. We considered that the claims asserted in this suit had no merit and vigorously defended the Transaction against them. The lawsuit has been terminated without a ruling on the merits of the case, due to supervenient loss of purpose and consequent lack of procedural interest. However, we may in the future be party to legal challenges, proceedings and claims related to the Transaction in addition to the claims described above, which could result in an injunction, preventing or delaying the completion of the Transaction. The outcome of any future lawsuits related to the Transaction are uncertain and such legal proceedings could prevent or delay the closing and/or result in substantial costs to us. Any such actions may create uncertainty relating to the Transaction and may result in substantial costs and divert management time and resources. Further, the defense or settlement of any future lawsuits or claims, if unresolved at Closing, may adversely affect the combined company’s business, financial condition, results of operations and cash flows.
We have and expect to incur significant transaction-related costs in connection with the Transaction.
We have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain of our executives, filing fees, printing expenses and other related charges. Some of these costs are payable by us regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While we have assumed that a certain level of expenses would be incurred in connection with the Transaction and we continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of such expenses.
There may also be additional unanticipated significant costs in connection with the Transaction that we may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits we expect to achieve from the Transaction. Although we expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Even if the Transaction is consummated, we may not realize the benefits anticipated from the Transaction, which may adversely affect our stock price.
The anticipated benefits from the Transaction are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of Linx with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the potential Transaction, including the following:
•potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention and uncertainty with our current client relationships;
•challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software;
•challenges arising from the expansion into those Linx regions where we do not currently operate or have significant operations;
•coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;
•consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;
•coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;
•difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our business;
•limitations prior to the completion of the Transaction on the ability of management of our company and of Linx to conduct planning regarding the integration of the two companies;
•the increased scale and complexity of our operations resulting from the Transaction;
•retaining key employees, suppliers and other partners of our company and Linx;
•retaining and efficiently managing Linx’s customer base;
•obligations that we will have to counterparties of Linx that arise as a result of the change in control of Linx;
•difficulties in anticipating and responding to actions that may be taken by competitors in response to the Transaction; and
•the assumption of and exposure to unknown or contingent liabilities of Linx.
In addition, our anticipated benefits of the Transaction with Linx contemplate certain synergies. Consequently, even if we are able to successfully integrate the operations of Linx with ours, we may not realize the full benefits of the Transaction if we are unable to identify and implement the anticipated synergies or if the actions taken to implement such synergies have unintended consequences on our other business operations.
Risks Relating to Our Class A Common Shares
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 310,079,676 common shares are outstanding as of March 15, 2021, (comprised of 264,038,491 Class A common shares and 46,041,185 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

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
Our founder shareholders own, in the aggregate, 100.0% of our outstanding Class B common shares and control all matters requiring shareholder approval.. Our founder shareholders also have the right to nominate a majority of our board and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.
Our founder shareholders own, in the aggregate, 100.0% of our Class B common shares, resulting in their ownership of 16.0% of our outstanding common shares, and, consequently, 64.1% of the combined voting power of our common shares.See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders.”
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
As a foreign private issuer we will have different disclosure and other requirements than U.S. domestic registrants.
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
Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or “Cayman Companies Act,” and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as established as they would be as under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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
We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, most of our directors and officers are Brazilian nationals and reside or are based in Brazil. A substantial portion of our assets and the assets of these persons are located in Brazil. As a result, it may be difficult to effect service of process upon us or these persons within the United States. A final conclusive judgment of a United States court for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if such judgement (i) fulfills all formalities required for its enforceability under the laws of the place/jurisdiction where the foreign judgement was issued; (ii) is issued by a competent court and/or authority in the jurisdiction where it was awarded after proper service of process is made on the parties, in accordance with the applicable law, considering that service of process on individuals in Brazil must comply with the Brazilian applicable law, or after sufficient evidence of the parties’ absence has been given, as requested under the laws of the jurisdiction where the foreign judgment was entered; (iii) is not rendered in an action upon which Brazilian courts have exclusive jurisdiction; (iv) is final and binding and, therefore, not subject to appeal in the jurisdiction where it was issued; (v) does not conflict with a previous final and binding decision issued by a Brazilian on the case records of a lawsuit involving the same parties, cause of action and claim; (vi) is apostilled by the appropriate authority of the state rendering such foreign judgment, or is duly authenticated by the appropriate Brazilian consulate; (vii) is translated into Portuguese by a sworn translator in Brazil; and (viii) is not contrary to Brazilian national sovereignty, public policy or public morality. Therefore, it may be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to be effective in Brazil.
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
The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
It is possible that we will be a passive foreign investment company for future taxable years, which could have adverse tax consequences for our U.S. shareholders.
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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2020 taxable year. As discussed below, our expected PFIC status for 2021 is unclear. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the recently issued final PFIC Treasury regulations (the “Final Treasury Regulations”), the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time (including following the Linx Transaction, the assets of Linx), there can be no assurance that we will not be a PFIC for any taxable year. In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. While the Final Treasury Regulations generally apply to shareholders with taxable years beginning on or after January 14, 2021, it is unclear how the Final Treasury Regulations apply to a non-U.S. corporation with a taxable year that is different from that of its shareholders. It is possible that we could be a PFIC in future taxable years, possibly including 2021.
If we are a PFIC with respect to our U.S. shareholders, U.S. holders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material U.S. Federal Income Tax Considerations for U.S. Holders.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.

General Risk Factors
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
The Stone Business Model is disruptive and has enabled us to gain significant traction in only seven years since the launch of our service. In 2020, 2019 and 2018, we were the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil according to data from public sources. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In the same year, we grew our total net revenue and income to R$766.6 million, an increase of 74.3% from 2016, and in 2018, we increased our total net revenue and income to R$1,579.2 million, an increase of 106.0% from 2017. In 2019, we grew our total revenue and income to R$2,576.0 million, an increase of 63.1% compared to 2018. Finally, in 2020, we grew our total revenue and income to R$3,319.8 million, an increase of 28.9% compared to 2019.We have managed this rapid growth while maintaining high-quality service and obtaining high NPS scores. As of November 2020, we had an NPS of 64, the highest NPS among our peers in our key markets in Brazil, according to a study comparing industry participants performed by the Brazilian Institute of Public Opinion and Statistics, or IBOPE, which shows our continued focus on maintaining our very high service standards to our clients.
We served over 652,600 active clients in Brazil as of December 31, 2020, including digital and brick-and-mortar merchants of varying sizes and types, although our focus is primarily on targeting the approximately 8.8 million SMBs. We believe these merchants have been historically underserved and overcharged by traditional bank and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. We also served 260 integrated partners as of December 31, 2020, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global PSPs, digital marketplaces and ISVs.
We provide our clients with a powerful combination of solutions that help facilitate their in-store, online and mobile commerce activities, and empower them to:
•Connect More Effectively—Our solutions allow our clients to connect more effectively by integrating and connecting to our cloud-based technology platform using simple and convenient APIs. These solutions provide powerful gateway services to encrypt, route, and decrypt transactions, and PSP solutions to onboard merchants and connect integrated partners.
•Get Paid Quickly and Easily—We offer payment and digital account solutions to help our clients facilitate and manage their payments:
•Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and APMs such as boletos, and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.
•Digital Account Solutions: We offer our clients a digital account, which can be integrated to the POS and allows our clients to receive and make payments, issue boletos, pay taxes, make Pix transfers, all in a cost-effective and user-friendly way.

•Grow Your Business—We have the ability to grow our clients’ businesses by automating and streamlining business processes at the point of sale for digital checkout. These solutions help our clients run their businesses more effectively and in an integrated manner. Our growth solutions include:
•Software Solutions: POS and ERP software, reconciliation, customer relationship and social media management reporting tools that provide greater control, transparency of information, insights into their daily operations and consumer engagement, and facilitate brick and mortar stores to sell online.
•SMB Capital Solutions: we help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing options. These provide clients with transparency and control over their receivables and enable them to manage their cash flow to help their businesses grow.
•SMB Credit Solutions: we also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage on our clients’ data to offer this solution in a proactive and cost-effective way. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales.
We distribute our solutions primarily through proprietary Stone Hubs. These hubs are located in small and medium-sized cities, or suburban areas of larger cities, and are designed to provide hyper-local sales and services and high-quality, on-demand support to SMB merchants within the hub’s designated area of operations. Our hubs may share an office depending on the size of the area served. We believe this approach enables us to provide a superior customer experience to our clients and is a key part of our go-to-market strategy. We had approximately 350 operational proprietary Stone Hubs in December 2020, and we are currently growing our hubs’ footprint to maximize our presence in Brazil and provide sales coverage to the country’s approximately 5,500 cities with a total population of 211.8 million.
Our in-house customer relationship team supports all of our clients. We equip our customer relationship team with the tools and technologies to resolve our clients’ needs, often in a single phone call. We have a strong focus on using first-call resolution as a key performance indicator of our customer support operation. In the fourth quarter of 2020, 94% of our clients who called our customer relationship team had their problems resolved on the first call.
We generate revenues based on fees we charge for the services we provide. These include (i) payment processing fees related to transaction activities and other services (which are typically charged as a percentage of the transaction amount or as a fixed amount per transaction), (ii) financial income related to prepayment financing fees and interest/fees related to our credit solution and (iii) subscription and equipment rental fees. These accounted for 34.5%, 49.6% and 11.7%, respectively, of our revenues in 2020. The following is a summary of our key operational and financial highlights:
•In 2020, we generated R$3,319.8 million of total revenue and income, compared to R$2,576.0 million of total revenue and income in 2019, representing annual growth of 28.9%.
•As of December 31, 2020, we served approximately 652,600 active clients, compared to approximately 480,900 as of December 31, 2019, representing 35.7% annual growth.
•In 2020, we generated net income of R$837.4 million and adjusted net income of R$958.2 million, compared to R$804.2 million and R$857.1 million in 2019, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
•In 2020, we processed TPV of R$209.9 billion, compared to R$129.1 billion in 2019, representing 62.6% annual growth.

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
As illustrated above, the Stone Business Model is based on three key pillars, which are supported by our client-centric, entrepreneurial culture:
(1)    Advanced, End-to-End Cloud-Based Technology Platform—We developed our fully-integrated and end-to-end Stone Technology Platform to provide seamless omni-channel capabilities for in-store commerce, e-commerce and mobile commerce. The advanced nature of our platform enables us to make traditionally complex and cumbersome tasks more simple and user-friendly, which we believe gives us significant competitive and operating advantages. We use our technology platform to:
•Provide Simple API-Based Integrations—We help our e-commerce merchants and integrated partners connect to us easily and conveniently. We provide a combination of online gateway services, and PSP solutions, through simple and convenient API integrations. Our Mundipagg gateway serves some of the largest e-commerce merchants in Brazil in terms of gross merchandise value and our PSP platform serves some of the largest marketplaces in terms of gross merchandise value and fastest growing e-commerce merchants in Brazil. We also enable key global PSPs and specialized ISVs to conduct commerce in the Brazilian market through a simple integration with our technologies. Finally, our API technology enables our company to easily integrate new products to our platform.
•Develop and Deploy Our Solutions—We use our technology platform to develop, host, manage and deploy all of our commerce-enabling solutions to help our clients connect, get paid and grow their businesses with differentiated capabilities. For example, we offer them the ability to complete transactions through: (1) a mobile payment link using SMS and WhatsApp messaging; (2) multi-buyer functionality, where the bill can be shared among buyers, and multi-payment functionality, where a bill can be split among different payment methods; and (3) a frictionless checkout solution that significantly improves conversion rates for e-commerce transactions.

•Process Transactions Completely End-to-End—We capture payment credentials through our software and devices, encrypt and tokenize data via our gateway solutions, authorize and process transactions, and complete the clearing and settlement process on a single, integrated platform, without the need for third-party vendors. For example, our digital banking solution is directly integrated to the Central Bank system which enables us to make deposits without the need for an intermediary bank. This enables us to capture value across the payment chain, maintain control of the transaction data, increase efficiency, and operate with a lower cost base. This end-to-end functionality provides our clients with a single, integrated service that we believe is more secure, effective, and convenient than doing business with multiple vendors.
•Run and Optimize Our Operations—Given its fully digital DNA, our technology platform is able to aggregate data and utilize advanced technologies, such as AI and machine learning tools across our enterprise. These capabilities provide differentiated operating advantages internally, and competitive advantages externally. For example, we developed specialized technology that enables our salespeople to evaluate, document and onboard new merchants in minutes, using fully digital applications. We also use client interaction data captured in our proprietary CRM platform and AI algorithms to help better understand our clients’ cash flow needs (for example, when they have supplier payments due, payroll outflows, etc.) and provide them with funding solutions that match their working capital needs.
(2)    Differentiated Hyper-Local and Integrated Distribution—Our distribution model was created to address the main gaps we believe existed in the Brazilian market. The key elements of our distribution are:
•Hyper-Local Distribution—We deliver our solutions to SMBs throughout Brazil, using hyper-local Stone Hubs that serve and support our clients in an integrated manner close to where they live and work, instead of through bank branches like many of our competitors. We refer to our salespeople as Stone Agents because they are highly-trained and focused on serving our client-centric mission. We believe that this approach enables us to provide a superior customer experience than that of our peers and is a key part of our go-to-market strategy. We had over 350 operational proprietary Stone Hubs in December 2020 and we are currently growing this base in order to reach and serve additional clients across Brazil.
•Integrated Partner Distribution—We enable a range of ISVs and marketplaces to connect to our Stone Technology Platform through a simple integration and embed our solutions into their offerings that enable their merchants to accept payments seamlessly and easily. Given the specialization of our APIs, the efficiency of our software, and the flexible nature of our platform, we believe we eliminate many of the cumbersome tasks associated with integrating to traditional technology platforms.
•Specialized E-Commerce Distribution—We have a proprietary sales team, which we call our Special Services, to serve online merchants and digital service providers with specialized e-commerce expertise. This team understands the unique characteristics and needs of the Brazilian e-commerce market and aims to help us provide solutions that address specific client needs.
(3)    White-Glove, On-Demand Customer Service—We support our clients and solutions with fast, convenient, and high-quality customer support that we believe is highly differentiated in Brazil. Our customer service approach is designed to continuously strengthen our client relationships and increase the long-term value of our client relationship, and it has enabled us to achieve the highest NPS among our peers in our key markets in Brazil according to a November 2020 study prepared by IBOPE, with an NPS of 64. Our on-demand customer service combines three key elements, that include:
•Human Connection—We have a centralized, in-house customer relationship team of technically trained agents equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key performance indicator of our customer support operation, and in the fourth quarter 2020, 94% of our clients who called our customer relationship team had their issues resolved on the first call. 91% of these calls were answered within 20 seconds and 86% were rated as “excellent” by our clients, in each case according to our internal surveys.
•Proximity—We deploy a team of local, specialized personnel, called Green Angels, inside each of our Stone Hubs and close to our clients, who provide on-demand support. Once we become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need—rather than taking days or weeks and using the mail service or a third-party logistics company to deliver terminals and other items as other providers in our market do.

•Technology—Our customer service system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems, to provide a comprehensive understanding of our clients. We use predictive modeling of merchant behavior to proactively identify customer service issues and deploy our Green Angels to provide on-demand support. We also offer a range of self-service tools that help our clients manage their operations more conveniently. For example, we have developed the Stone Merchant Portal (which is being integrated into our complete financial platform), which enables our clients to access their detailed sales and payments information and perform a range of self-service functions rather than having to call a bank manager or call center. We also provide similar self-service functions through other technology touch-points, such as our merchant mobile app and our Mamba POS terminal operating system.
(4) Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.
Our Markets
Merchant Acquiring Market Overview
We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and Private Consumption Expenditures in 2020 were R$7.4 trillion and R$4.7 trillion, respectively, up from R$7.4 trillion and R$4.8 trillion, respectively, in 2019. According to Statista, retail e-commerce sales in Brazil excluding digitally distributed services, digital media downloads, B2B markets, resale of used goods and sales between private persons were approximately R$45.2 billion (based on the December 31, 2017 exchange rate) in 2017 and are expected to grow to approximately R$87.0 billion (based on the December 31, 2017 exchange rate) by 2022, representing a compound annual growth rate of 14%. According to the World Payments Report 2020, Brazil was the fifth largest market in the world for non-cash transaction volumes in 2019. The payments market has continued to grow and demonstrate resiliency to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS.
Electronic payments penetration in Brazilian household consumption has been increasing significantly throughout the years as consumers adoption increases. As a result, cards TPV as a percentage of household consumption has increased from 32.0% in the fourth quarter of 2016 to 46.4% in the fourth quarter of 2020 and is expected to reach 50% in 2021.

Merchant Acquiring Market Share
According to ABECS data, the Brazilian merchant acquiring industry processed R$2.0 trillion in TPV during 2020, resulting in a market share for Stone for the fourth quarter of 2020 of 9.4%, growing from 7.6% in the fourth quarter of 2019. In terms of sales, we estimate Brazilian merchant acquirers posted more than R$20 billion in total revenue in 2019, based on total revenue reported by the five largest merchant acquirers in 2019 and an estimate for the other players.

StoneCo Market Share in Brazil (Abecs)
6.0%
7.6%
9.4%
4Q18
4Q19
4Q20

New Markets
As we expand our capabilities to serve merchants with additional solutions, we enter new markets in Brazil such as retail management software, banking services and credit solutions. Our software solutions to our clients are aimed at helping our merchants manage their businesses better, become more productive, and sell more – both online and offline. According to International Data Corporation 2020, the market potential for retail management software in Brazil was R$11 billion in 2019. Our digital banking account solution targets a market of approximately R$10 billion, based on our internal estimate for SMB clients, considering the revenue generated by the Brazilian top five banks in their results for the second quarter of 2020 with checking account services. On credit solutions, we estimate the market at R$80 billion, based on our internal estimate for SMBs, considering Brazilian Central Bank data as of May-20 on non-targeted loans multiplied by the average spread discounted the default rate.
Combined, the new markets we are targeting are five times larger than merchant acquiring alone. While we estimate we have 9.4% market share in merchant acquiring volumes for the fourth quarter of 2020, we believe we have not yet reached scale on new solutions.

Our Ecosystem
The ecosystem of participants in our market includes a broad range of parties who we serve, partner with, and compete against. These include:
•Consumers—According to IBGE, there were 211.8 million people in Brazil in 2020. Assuming that the same percentage of people are aged 15 years or older in 2020 as in 2019, we estimate there were 167.1 million people in that category.
•Merchants—According to Neoway, a market data service, as of June 2018, there were 14.3 million total businesses in Brazil in segments that we believe represent a material market opportunity for electronic payments. According to the Neoway database, these businesses are categorized according to their annual gross revenues, as follows:
•Large Businesses—Large businesses are businesses with annual gross revenues above R$78 million. There are over 5,300 large businesses in Brazil. We believe the majority of these are large merchants that use in-store, online, and mobile channels to conduct commerce.
•Small and Medium-Sized Businesses (SMB)— annual gross revenues between R$81 thousand and R$78 million. There are approximately 8.8 million SMBs in Brazil. We believe the majority of these are SMB merchants that conduct commerce primarily through brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell goods and services. SMBs represent the focus of our strategy within the Stone Business Model.
•Micro-Businesses—Micro-businesses are businesses with annual gross revenues below R$81 thousand. There are approximately 5.5 million micro-businesses in Brazil. We believe the majority of these are micro-merchants that either do not have storefronts or have very small operations. These micro-merchants are increasingly adopting simple, low-cost electronic commerce applications delivered through mobile devices, or mPOS, which are increasingly being offered by a growing number of vendors since they are relatively easy to develop and deploy.
•POS Vendors—These are hardware and software vendors, such as VeriFone, Ingenico, PAX, and Gertec, who develop and sell point-of-sale terminals to financial institutions, payment processors, and larger merchants.
•Software Vendors—These are software developers who create a range of software solutions that merchants use to run their businesses at the point-of-sale, in their daily operations, and in their back-office functions. These can be sold individually or as integrated solutions that include:
•Point-of-Sale Software, which enables a merchant to facilitate and manage commercial transactions with consumers;
•Business Automation Software, which enables a merchant to manage its daily front-of-house operations, including scheduling appointments or reservations, transaction ordering, fulfillment, customer relationship management and inventory management; and
•ERP Software, which enables a merchant to manage its back-office functions, such as data reconciliation, financial reporting, accounting, payroll, and supply chain management.
•Payment Processors—These are financial technology vendors that perform a range of functions to facilitate the acceptance, encryption, routing, decryption, processing, clearing, and settlement of an electronic commercial transaction, and provide the necessary customer support functions to maintain the technology and service. These include:
•Merchant Acquirers— which are licensed firms that contract with a merchant to provide them with payment acceptance solutions and technology, and then facilitate the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede and GetNet, bank-controlled acquirers such as Cielo, and independent merchant acquirers like us.
•Payment Services Providers— which are firms, also known as PSPs, that contract with a merchant to provide them with payment acceptance solutions. PSPs typically focus on selling through online or mobile channels and provide a front-end customer facing solution. PSPs then partner with a licensed merchant acquirer to facilitate the processing, clearing, and settlement of each transaction.
•Networks— which are firms that create rules and standards, and provide transaction routing or switching services that help facilitate transactions between financial institutions across disparate ecosystems and geographies. These include global brands such as Visa, Mastercard and American Express, as well as local brands such as Elo and Hipercard.
•Financial Institutions— which are banks and other licensed vendors of financial services that provide a range of services to consumers, merchants, and other financial institutions. These firms provide financial accounts, such as checking and savings accounts, issue bank cards, such as credit, debit, and prepaid cards, and offering revolving credit lines and loans. These include: (1) state-owned banks, such as Banco do Brasil, Caixa Economica Federal, and Banrisul; (2) private banks, such as Bradesco, Itaú-Unibanco, Votorantim, Safra, and BTG Pactual; and (3) foreign banks, such as Banco Santander.

Key Market Trends
We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:
•Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets, and mobile devices instead of cash and checks.
•Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices.
•Growing Use of Omni-Channel Commerce—As a result of the growing use of electronic commerce and the increasing shift to digital channels, consumers and merchants are increasingly conducting commerce across more than one channel. Businesses are responding to increased consumer spending online and through mobile devices by increasing their e-commerce and mobile commerce capabilities.
•Expanding Use of Technology at the POS—As the costs of technology have decreased in Brazil, access to the internet has increased, and software has become easier to use, merchants are using more solutions, such as smart POS devices, integrated POS terminals, mobile devices, and specialized software applications to run their front-of-house operations and back-office functions.
•Deployment of Technology Services is Changing—As a result of the growing use of omni-channel commerce and the expanding use of technology at the POS in Brazil, service providers are increasingly deploying technology in new ways, including through: (1) cloud-based solutions; (2) integrated software solutions; (3) mobile devices; and (4) third-party applications.
•Deployment of Financial Services is Changing—As a result of these trends, the deployment of financial services is also changing. More financial services are being provided outside of traditional bank branches, such as at the point-of-sale or online, and more financial services are being provided by non-bank firms that are using technology to deliver these services more efficiently and conveniently.
•More Open Regulatory Environment—The regulatory environment for the payments industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. In 2010, the Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened up the market to new entrants. Since then, a new regulatory framework has been developed and government authorities have been fostering competition. We believe this has created an attractive environment for innovative financial technology providers, such as us, to continue to disrupt the market, bring better solutions to clients, and grow our market share.
•Growing Market in Small and Medium-Sized Cities—We believe the incremental growth of electronic payments in Brazil will be significantly driven by commerce in small and medium cities. According to a 2015 McKinsey report, small and medium cities with populations between 20,000 and 500,000 inhabitants will account for more than 50% of total consumer spending growth in Brazil between 2015 and 2025. We believe this spending growth will be compounded by the continued shift to electronic payments to generate above-market growth rates for electronic payment volumes in Brazil.
Key Market Challenges
As a result of these trends, we believe our market is undergoing significant change and our ecosystem is adapting to a number of business, technical, and service challenges. We believe these challenges are also creating new opportunities for disruption and the deployment of new solutions and business models. These challenges include the need for:
•New Business Models To Serve Clients—As consumers and merchants increasingly adopt new technologies to conduct commerce and migrate towards digital channels, new approaches and business models are required to meet the demand for faster, safer, and more convenient commerce-enabling solutions. For example, we believe current models that sell payment acceptance solutions through traditional bank branches are outdated and provide a poor client experience for business owners. Bank sales representatives are not specialized in payment acceptance solutions, and as a result, they lack advanced knowledge of how new technologies can impact the merchant point-of-sale. In addition, the client onboarding and fulfillment processes through bank branches can take weeks to finalize.

•An Effective Way to Reach SMBs Across 5,500 Cities—Brazil’s large geographic size can create logistical difficulties for SMBs to conduct commerce, such as slow delivery times and slow, inconsistent customer support. In addition, local infrastructure and customs for conducting commerce can vary across regions. As a result, we believe merchants are increasingly looking for commerce-enabling solutions, with consistent, high-quality service and quick, on-demand support, that meet the needs of their specific region.
•More Seamless Omni-Channel Capabilities—As consumers and merchants in Brazil increasingly connect across multiple channels, in-store, online and on mobile devices, they are demanding better integrated and more seamless shopping and selling experiences. We believe merchants in particular are looking for solutions that enable them to manage their various commercial activities across channels on a single platform. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce.
•More Powerful Commerce-Enabling Solutions—As the complexity of commerce increases due to the use of new technologies across multiple channels and an increase in the amount of data that needs to be managed, merchants are looking for more powerful solutions to enable them to conduct commerce more effectively and with greater functionality and more sophisticated reporting tools.
•Better Integrated Technology—As merchants adopt solutions with more advanced functionality across their business, they are facing the difficulty of having to manage different systems for their front-office operations, payment acceptance, and back-office functions. These systems are typically provided by different vendors and are not well integrated, which makes it difficult to manage large amounts of data from different systems. As a result, merchants are demanding solutions that are better integrated or have easier and more convenient integration capabilities.
•Better and Easier Connectivity Tools—In order to achieve a more seamless omni-channel experience, implement more advanced solutions, and integrate them more effectively, merchants are increasingly looking for faster and more flexible connectivity solutions, such as gateways and APIs, that are safe and easy to implement. The older legacy platforms provided by incumbent vendors often have limited and rigid connectivity tools that can significantly constrain what a merchant is able to do to deploy new technologies and improve operating efficiency.
•More Advanced and Robust Technology Platforms—In order to provide the advanced functionality, seamless omni-channel experience, tighter integration, and better connectivity that merchants are seeking, providers require next-generation technology platforms with cloud-based architectures to develop, host, deploy and manage these capabilities in a fast, flexible and cost-effective manner. The older legacy platforms provided by incumbent vendors typically do not have many of these capabilities and can be difficult and expensive to maintain.
•Faster and More Specialized Customer Support—In order to support merchants with advanced technologies and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively.
•Less Bureaucracy—Merchants frequently face bureaucracy when dealing with traditional banks. We believe this bureaucracy creates time-consuming processes to solve client issues and results in a suboptimal customer experience. In order to improve the client experience and save their time, providers need to offer integrated technology solutions, streamline processes and on-demand service.
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

Our Unique Culture
We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience. Our client-centric culture is built upon the following five themes, which we convey to our employees, employee candidates, clients and partners:
•The Reason—Our culture is centered on the fundamental belief that our clients drive everything we do. We also emphasize to our clients that, like them, we have also worked hard to start and grow a new business. We believe that building and maintaining close and active relationships with our clients will improve our ability to innovate, expand our leadership in the market, and grow our business.
•Own It—We expect that all employees present an “owner” mindset and use their intelligence to resolve problems with a primary focus on making our clients’ experience great. We constantly strive to recognize exceptional achievement.
•No Bullshit—We encourage respectful candor in all interactions and aim to be straight to the point. We criticize ideas, not people. We expect our teams to always choose the correct path, not the quickest.
•Team Play—We have learned that people achieve greater results together. We believe that more ideas flourish, are debated better, and questioned more effectively in teams. As a result, we strive to work together and constantly look for people with complementary skills to join our team.
•Live the Ride—We believe we will evolve more effectively by trying new ideas and improving on them with energy and passion. New ideas need to be tested in a controlled way, and only scaled once they have demonstrated authentic promise.
Our Stone Business Model
Our Stone Business Model combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition in the market. Our model is disruptive and has enabled us to gain significant traction in only seven years since the launch of our service. We believe it provides us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future, including:
•Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to: (1) the close proximity to our clients provided by our Stone Hubs and Stone Agents; (2) the hands-on interactions and integrations with our e-commerce merchants and integrated partners provided by our Special Services team; and (3) the fast, high-touch, and personalized customer support provided by our in-house customer relationship management team and our local Green Angel teams. We believe these give us a greater understanding of our clients and their needs than our competitors.
•Greater Ability to Serve Our Clients—The proprietary nature of our technology, distribution and customer service assets, combined with their vertical integration within our Stone Business Model enable us to directly control the development, deployment, and support of our solutions and services. We believe this provides us with a greater ability to serve our clients versus competitors who outsource some or all of these capabilities and rely on third-party vendors that may not have the same client focus.
•Full Control of the Client Experience—The Stone Business Model also provides us with the ability to fully control the client experience that we provide. Our model ensures that all interactions are provided by our people and our technology. We believe this provides us with a greater ability to ensure that our clients are served with the high-quality solutions and premium service levels that seek to enhance their experience instead of just fulfilling a function. We believe this control enables us to build stronger relationships with our clients and deliver a superior value proposition versus competitors who do not have this type of control because they rely on third parties for portions of their technology, distribution, or customer service.

•Greater Flexibility to Adapt and Innovate—Our Stone Business Model positions us to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control our model provides enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs, design and develop new solutions, deploy them, and be prepared to support them quickly in order to meet the changing requirements of our markets.
•Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our hyper-local Stone Hubs and integrated partners to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors.
•Low Cost of Operations—Our Stone Business Model enables us to operate with a low cost of operations and significant efficiencies. For example, because we developed our own end-to-end technology platform and do not rely on third-party vendors for processing and settlement, we operate with low marginal transaction costs.
•Strong Lifetime Value—The combined attributes and benefits of the Stone Business Model enable us to provide high-quality service levels and build strong, local or highly-integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our wallet share. We believe this enables us to enhance the overall lifetime value of our client portfolio and maintain low marginal client acquisition costs.
•Self-Reinforcing Network Effects—As we grow and expand our base of Stone Hubs, integrated partners, and suite of digital solutions, we benefit from self-reinforcing network effects. Our expanding base of Stone Hubs and integrated partners enable us to reach more merchants, to whom we can offer more solutions. As we expand our base of merchants, integrated partners and new solutions, we are able to build stronger relationships with them and develop new learnings and market insights from them. We are able to use the Stone Business Model to act on these new insights to innovate, extend our value proposition, and win new merchants and integrated partners.
•Protective Barriers to Replicate—The combination of the various proprietary and vertically integrated elements of our Stone Business Model are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.
Our Deep Expertise and Track Record
Our founders and management team have deep expertise in developing and delivering disruptive financial solutions. The team has a proven track record of founding, investing, and scaling several successful financial technology businesses in Brazil, including:
•Pagafacil—an e-commerce escrow service, which was sold to private investors in 2004;
•NetCredit—a provider of consumer credit solutions, which was sold to BNG Bank in 2009;
•Braspag—an e-commerce payments solution provider, which was sold to Grupo Silvio Santos in 2009;
•PGTX—a payments technology company, which was sold to Pontual in 2014;
•Sieve Group—an e-commerce price comparison service, which was sold to B2W in 2015; and
•Moip—an e-commerce payments facilitator, which was sold to Wirecard in 2016.
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
Our Growth Strategies
Our primary mission is to remain focused on empowering our clients to grow their businesses and help them conduct commerce and run their operations more effectively. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We try to achieve this by leveraging the Stone Business Model to combine and provide powerful and convenient technology, innovative solutions, and high-quality customer support through salespeople and marketing efforts that match our passionate and energetic client-centric culture. We plan to grow our business primarily by employing the following principal strategies:

Extend Our Reach and Scale our Business
We believe our distribution network is a key competitive strength that will enable us to continue to scale our business, expand our geographic footprint and market penetration. For example, we intend to continue to:
•Grow Our Base of Stone Hubs—We had approximately 350 operational proprietary Stone Hubs across Brazil as of December 2020 and expect to continue to launch new hubs to increase our coverage and penetration of the market. Brazil has over 5,500 cities, many of which are underserved by incumbent providers who primarily target clients via their existing bank branch networks. We believe our strategy of targeting underserved, small-and-medium sized cities, combined with our speed and agility, provides us with a significant growth opportunity. Following the development of the Stone Hub, we have established highly-scalable, plug-and-play processes that enable us to deploy new hubs faster and more effectively, with more efficient hiring, training, and selling. Our hubs are set up either as proprietary hubs or franchised hubs, as described below:
▪Proprietary Stone Hub—We establish local operations and send highly trained Stone Agents and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled. Proprietary Stone Hubs currently represent the vast majority of our hub base and are our primary method of establishing new Stone Hubs.
▪Franchise Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans.
The vast majority of our existing hubs are proprietary hubs. As of December 31, 2020, we had 163 active franchised hubs in operation. Proprietary hubs remain the focus of our expansion strategy.
•Grow Our Base of Integrated Partners—As of December 31, 2020, we had 260 integrated partners, such as PSPs, marketplaces, and ISVs. We believe these integrated partners represent an important growth channel for us to capture more e-commerce and software-integrated payment volumes. We expect to continue to leverage our powerful connectivity and integration capabilities, including our Mundipagg gateway and Pagar.me PSP platform, to grow our base of integrated partners and help our existing clients grow their businesses. For example:
▪PSPs—PSPs sell online payment acceptance solutions to e-commerce merchants, but may also offer in-store solutions, and are increasingly looking to expand their capabilities and offer their customers the ability to conduct commerce in Brazil. PSPs offer us increased processing volumes from a base of merchants we may not directly access. We integrate our capabilities and enable our PSP partners to extend them to their customers in a seamless manner.
▪Marketplaces—Marketplaces provide digital platforms that enable sellers and buyers in specific market segments to connect more effectively. Marketplaces are one of the fastest growing segments in e-commerce because they enable small businesses with limited infrastructures to access large groups of potential buyers more efficiently online or through mobile applications. We provide marketplaces with advanced payment functionalities, such as split payments and automated settlement rules, which enable them to improve and streamline their operations.
▪ISVs—ISVs develop vertical-specific software for merchants. These developers are increasingly looking to embed payment acceptance and data reconciliation capabilities into their software in order to improve functionality and convenience, and to participate in a portion of the economics generated by payments processed through their software. We integrate our capabilities and enable our ISV partners to offer payment acceptance services in a seamless manner.
•Sell Additional Solutions to Our Clients—As in-store merchant locations continue to become digitalized, we believe our broad suite of solutions and our omni-channel commerce capabilities provide us with significant opportunity to sell additional existing solutions into our client base. We intend to leverage the strong relationships and distribution capabilities provided by our Stone Hubs to sell additional solutions to our merchant base with a view to minimizing incremental acquisition costs.
•Sell to New Client Segments—Micro-Merchant Commerce—Despite targeting the SMB segment as our core strategy, in 2019, the company started to tackle the micromerchant space under the brand TON. TON looks to differentiate itself by providing a better service for micromerchants compared to its direct competitors.

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
•Software Solutions—with our software solutions offerings, we believe we are able to increase our value proposition to clients, streamlining operational and backoffice tasks, which not only improves the lifetime value of our client relationships, but also enables us to access rich data that will allow us to be more proactive in providing financial solutions such as working capital and credit. As of December 2020, approximately 387,600 clients use at least one of the software products we provide. We also aim to invest in new software companies to be part of our ecosystem. Our software solutions currently offer the following capabilities:
•Reconciliation—we currently offer a reconciliation software to help merchants better manage their cash flows and reconcile multiple payment methods;
•POS and ERP—we offer POS and ERP software solutions that help merchants and consumer facing service businesses manage and integrate their billing or point-of-sale transactions with their front-of-house functions such as client scheduling, amongst others, as well as with back-office operations across an array of industry verticals more effectively.
•Customer Engagement & Marketing Tools—we offer a customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, which enables merchants to increase their sales consistently by digitalizing their client base and providing marketing tools to increase recurring sales leveraging customer data. We also offer a social media management solution focused on agencies and small businesses, helping them to manage their social media across multiple networks, along with providing simple content creation tools, to drive our customers’ sales and productivity.
•Gateways—our online and offline gateways allow our clients to connect effortlessly to multiple payment methods and provide simple and transparent dashboards that allow for our operational monitoring and improvements.
•Accounting services—we offer accounting software solutions that include tax management and payroll solutions to help both accountants as well as companies.
•Financial Solutions—we believe that there is a significant opportunity to provide our clients with additional financial solutions, given that those products, when offered by incumbents, present similar characteristics as payments: traditional players and legacy business models have limited focus on client service, transparency and innovation. In 2019, we started to leverage our distribution, service and technology capabilities to expand our offering of financial solutions and improve revenue yield per client. In 2020, we have further scaled these solutions. As an example, we have been growing our presence in the following markets beyond payments:
•Digital Banking Solutions—We started to offer a suite of digital banking solutions designed to enable our clients to conduct financial transactions, receive and remit funds, issue boletos, pay bills, and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of December 2020, our digital banking offering had approximately 508,200 open accounts.
•Credit Solutions—We have developed a product to allow our clients to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. As of December 2020, we had 88,900 clients using our credit solution.

Enter New Markets
We believe our Stone Business Model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:
•New Geographies—We are also expanding our geographic footprint by growing our base of Stone Hubs across Brazil. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can leverage our Stone Business Model.
•New Sectors—We are exploring new complementary business opportunities in adjacent sectors, such as digital banking, software solutions and credit. In the future, we may selectively expand into other sectors where we see an opportunity to leverage our capabilities to provide a differentiated value proposition for clients.
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
New Investments in Software
We also actively look for small software companies to be part of our ecosystem. For example, we have made the following investments in 2020, which we believe will strengthen our ecosystem of solutions:
•Menew (MVarandas)— In April 2020 the Company acquired 100.0% of Menew (MVarandas), an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
•Vitta— In May 2020 we acquired 100.0% of Vitta, a health plan management and software solution company. Vitta, which has a network of approximately 15,000 doctors and manages 100,000 lives, offers health plans tailored for SMBs and startups, with an asset-light model in which it bears no insurance risk. Many of our clients do not have satisfactory healthcare plans either for their families or their employees. We believe that Vitta created an innovative business model in the health tech market combining better negotiation terms with white glove customer service based on 24/7 telemedicine and WhatsApp support. This investment is very synergistic with our client base.
•Delivery Much— In July 2020 we acquired 22.64% of Delivery Much, a food delivery marketplace company focused on small-and-midsize cities, with a similar expansion approach to Stone´s. Through its consumer client base. Delivery Much looks to increase restaurants’ online sales.
•MLabs— In September 2020 we acquired 50.0% of Mlabs. Mlabs is one of the country's leading SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. Mlabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production cost, optimize media investments and increase efficiency in the operations of their social media management.
•Questor— In October, 2020 we acquired 50.0% of Questor, an ERP for accounting offices and integrated cloud ERP offering for SMBs. Questor serves over 6,000 active clients and SMBs offering solutions related to accounting management, fiscal solutions and ERP.
•Sponte— In November, 2020 we acquired 90% of Sponte, a leading school and language academy software with more than 5,000 clients and 2 million students served.

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
•Facilitates safe chip and pin payments.
•Easy and user-friendly interface.
•Lower processing times.
•Universe of applications that enable alternative types of services.
•Effective and efficient single deployment rollout of updates across the entire merchant base.
•Continuous and real-time, remote monitoring of connectivity and integrity of machines.
•Connectivity solutions such as 3G, Bluetooth and/or wi-fi enabled.

e-Commerce Gateway
Mundipagg is a full-featured e-commerce gateway that seamlessly connects e-commerce merchants to the acquirers of their choice, enabling them to accept a wide variety of electronic payment options. Our clients are provided with a set of robust analytics, reporting and auditing capabilities through their Mundipagg portal.

•Increased conversion rates.
•Easy, user-friendly consumer checkout interface.
•Merchant management portal.
•Merchant acquirer agnostic with connections to all major providers in Brazil.
•Secure transactions utilizing proprietary encryption and tokenization technologies.
•Accepts all major payment schemes and APMs in Brazil.
•API-based with simple, public documentation enabling self-directed customer integration.

Point of Sale Gateway
Cappta is an in-store gateway for the point-of-sale that connects merchants to the acquirers of their choice enabling a wide array of payment options including traditional and APM methods. It also offers clients the ability to integrate their POS with other business management software, such as inventory and tax management solutions.

•Customizable rules that give merchants the ability to split transaction volume between multiple acquirers.
•Integrates with other business management software solutions to provide enhanced business analytics for our merchants.

PSP Platform	We have a sophisticated PSP solution with a quick and simple API integration, enabling omni-channel players and marketplaces to accept a wide array of electronic payments through multiple channels. With a large basket of features and products, clients are equipped with the tools and features they need to grow and manage their business.
•Comprehensive set of solutions for marketplaces.
•Increased conversion rates.
•Easy, user-friendly consumer checkout interface.
•Merchant management portal.
•Merchant acquirer agnostic with connections to all providers in Brazil.
•Secure transactions utilizing proprietary encryption and tokenization technologies.
•Built-in anti-fraud capabilities.
•Accepts all major payment schemes and APMs in Brazil.
•API based with simple, public documentation enabling self-directed customer integration.

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
•Efficient and secure.
•Simple APIs for quick and seamless connection with integrated partners.
•Acceptance of global and regional payment schemes along with local meal voucher schemes, and other APMs.
•Higher conversion rates.
•Data reconciliation.
•Soft-descriptor code which allows merchants to write customizable client fields in transaction data.
•Built-in anti-fraud capabilities.
•Enables merchants to accept Pix transactions

Split Payments	Enables merchants and marketplaces to predetermine multiple accounts for receiving the settlement of their transactions. Through customizable splitting rules, consumer payments can be routed and deposited instantly to multiple parties.	•Fully customizable rules that simplify and automate cash settlement for multiple parties linked within a single transaction. •Settles directly to different bank accounts.
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.	•Frictionless interface. •Improves client experience and conversion rates.
Automated Retrial	Proprietary automated retry technology that helps to drastically reduce lost business from failed transactions, many of which are caused by payment scheme and third-party systems involved in a payment transaction. This is achieved by instantly reprocessing the transaction utilizing predetermined rules that could be reprocessed via another acquirer.
•Increased conversion rates.
•Fully configurable rules that allow the merchant to redirect failed payments to other acquirers.
•Automated email reminders to consumers to attempt to recapture failed purchase attempts.

One-Click Buy	Encrypts and stores consumer payment methods in a secure virtual account that facilitates quick and easy one-click payments.	•Saves client data in a secure manner. •Simplifies the payment process for consumers.
Recurring Billing	Simplifies and automates our clients’ businesses by allowing periodic and recurring billing, such as subscription services, in a simple and fully customizable manner.
•Simplifies and automates recurring charges.
•Fully customizable and flexible rules that incorporate installment features, pre and post payment settings and specific pre-programmed payments based on calendar dates and exceptions.

Multi-Buyer Payment—Bill Split	Enables consumers to make group payments easier for their customers. This solution allows a single purchase to be billed, and paid, to multiple consumers.
•Omni-channel offering for both digital service providers and online merchants.
•Simple and user-friendly functionality leading to improved consumer loyalty for our clients.
•Emails receipt to each consumer involved in the purchase.

Solution	Description	Features and Benefits

Multi-Payment Acceptance	Enables a consumer to pay for a single invoice using multiple payment methods such as multiple debit and/or credit cards along with other alternative methods such as boletos.	•Omni-channel offering for both digital service providers and online merchants. •Simple and user-friendly functionality leading to improved consumer loyalty for our clients.
Social Commerce	Provides merchants and digital service providers with the ability to request payments from their customers via WhatsApp, SMS text or an email link.
•Simplifies the card-not-present Mail Order Telephone Order payment process for transactions where the buyer and seller are in separate locations.
•Integrates with other solutions such as Multi-Buyer Payments or Multi-Payment Acceptance.

Digital Banking	Fully digital banking platform that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP.
•Single API integration.
•Allows cash management automation through integration to ERP and other business automation software.
•TED/DOC bank transfers.
•Pix transactions.
•Boleto generation.
•Bill payment.
•Prepaid Cards.
•Payment link.

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

•Fully customizable a la carte payment options that gives clients complete control over when they get paid.
•Ability to automate anticipating receivables payments with simple rules that can be set up quickly and easily in the client portal.
•Dedicated and proactive team available to assist clients with their needs and equipped with AI yielding insights into client cash flow needs.

SMB Credit Solutions	Allows our clients to contract, monitor and payback loans by fully integrating our credit solution within our payments platform.
• Self-service functionality pre-approved clients can order credit through the merchant portal.
•Transparent pricing and no hidden fees.
• Clients payback loans as a percentage of their credit cards receivables.

Solution	Description	Features and Benefits

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

•Customizable and fully integrated customer dashboards that gives merchants a complete snapshot of their business.
• Robust reporting applications to help the client manage their business.
•End-to-end integration of operations, payment transactions, accounting and compliance reporting.

Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

•Applications are acquired a la carte based on each business’s particular needs & preferences, built to scale with growth of business.
•Online & offline browser features, along with mobile, smart POS and tablet functionality.

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
•API driven to seamlessly integrates into third party apps and solutions providers.

Collact is a multisided customer engagement and loyalty platform that enables small and medium sized businesses to acquire, engage and grow their client base by offering customized loyalty and marketing programs while giving consumer insights.

•Full suite of tools to increase customer acquisition, loyalty and engagement. • Consumer app actively helps drive consumers into the client’s place of businesses.

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

•Straightforward reporting and easy to use tools that assist merchants in resolving flagged inconsistencies in their transactions.
•Merchant acquirer agnostic.
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

•Integrated with Stone to allow for the split of card payments between the salon and its employees. •Booking of client appointment. •Work schedules. •Inventory controls.

Solution	Description	Features and Benefits

Delivery Much, is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to Stone´s. Delivery Much generates more sales to restaurants using their consumer client base. We believe this is an opportunity to provide fairer prices and a high level of service for a segment that has been growing significantly.
•B2C app to choose, order and pay online for food delivery •API with restaurants ERPs/POS to make the operations easier on the delivery management.
Menew is an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
•Connects merchants to a set of suppliers, allowing them to run their businesses in a consolidated platform.
•Provides a white-label delivery app for its merchants and has a seamless integrated solution with payments.

Mlabs is the country's leading SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. Mlabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production costs, optimize media investments and increase efficiency in the operations of social media management.

•Scheduling Posts in different formats and social networks.
•Interact with followers in inbox,direct and comments from all social networks in a single screen.
•Mlabs Studio helps clients make posts with image bank, filters, masks and much more.
•Reports to understand the audience and monitor competitors.

Vitta is a health plan management and software solution company. The company, which has a network of 15,000 doctors and manages 100,000 lives, offers health plans tailored for SMBs and startups, with an asset-light model in which it bears no insurance risk. Many of our clients do not have satisfactory healthcare plans either for their families or their employees. We believe that Vitta created an innovative business model in the health tech market combining better negotiation terms with white glove customer service based on 24/7 telemedicine and WhatsApp support. This investment is very synergistic with our client base.

•ERP for medical clinics & doctors •Patient CRM & Medical Record Management •Dynamic Patient Scheduling •Patient billing module with insurance claim management
	Questor is an ERP for accounting offices and integrated cloud ERP offering for SMBs. Their 6,000 accounting clients serve more than 450,000 businesses across the whole country.	•Book keeping, fiscal and payroll module for accountants do their customers' accounts. •Backoffice routine for accounting offices. •Version for companies that do their own accounting, tax and payroll.
	Sponte is a leading provider of cloud ERP solutions for schools, with over 5,000 clients and 2 million students, in an underpenetrated sector in terms of both payments and software.	•Fully cloud based ERP for schools and language academies •Student billing management (reoccurring via Card or “Boleto”) •Student report card management

CreditInfo is a credit bureau provider, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, with 3 operational countries in Central America.

•International experience in building and analyzing data for risk management, especially credit
•Main credit bureau in some Caribbean regions
•New ways and vehicles to create database analyses
•Platform of solutions that facilitate and accelerate the decision making process

Solution	Description	Features and Benefits

App Store for POSs
Mamba is an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.

•Open App Store that enables third-party app developers to create and deploy new app solutions.
•Easily connects to third-party platforms.
•Developer friendly with capabilities in more than 10 common code languages.
•Ability for merchants to integrate more robust transaction reporting.

Data Reporting and Merchant Portal	Gives merchants full transparency and enterprise-level insight into their transactions in a simplified and easy manner with fully customizable dashboards and automated reporting functionality.	•Simple and user-friendly. •Robust reporting functionality. •Receivables management tools that help merchants better understand and manage their cash flows. •Accessible via the web or mobile app.
Integrated Financial Platform	Provides merchants with a complete financial platform, integrating payments, banking and credit into a single dashboard, simplifying our clients’ financial management, eliminating bureacucracy and increasing transparency.
•Simple and user-friendly. •Integrates payments, banking and credit solutions into a single dashboard. •Simplifies financial management.
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
In contrast to traditional models where merchants need to call a third-party call center or the bank manager to order prepayment under a rigid set of rules, our clients can do so quickly and easily through multiple digital channels, such as the merchant’s portal, app, POS device or integrated financial platform. This self-service approach provides merchants increased autonomy to request upfront cash under the terms that best fit their business needs. Merchants can set their own disbursement rules, like prepaying specific payment schemes or setting average duration, and choose the date they wish to receive a disbursement, program automatic reoccurring disbursements, or select instant spot transactions.
Our Sales and Distribution
We sell and distribute our solutions using two primary channels: Hyper-Local and Integrated. We also have an in-bound sales team that affiliates merchants who call us as a result of digital advertising campaigns and referrals resulting from networking effects of our clients within the Hubs.

Hyper-Local Sales and Distribution
We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. As of December 2020, we had approximately 350 operational proprietary Stone Hubs in Brazil and we are currently growing these operations to penetrate the country further. Our hubs are staffed by sales personnel that include:
•Missionaries—Our troops-on-the-ground sales team. This is a qualified team of young entrepreneurs who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to attend to their specific needs and react quickly to changes in each local market. Our Stone Agents are supported by an integrated technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.
•District “Owners” and Hub “Owners”—Our regional sales leadership. This team is composed of highly trained and experienced former Stone Agents that are tasked with opening and managing new hub territories. Regional managers are supported extensively with daily performance indicators and tools provided by our technology platform and management to facilitate active interaction and support with their teams.
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
Over the last year, we have significantly scaled our Stone Hub operations throughout Brazil and increased our footprint, posting strong growth in net addition of clients in all 27 Brazilian states, despite COVID effects in the economy and in businesses.
Integrated Sales and Distribution
We distribute our technology and solutions to digital merchants primarily through highly trained sales and technical personnel and software vendors that have expertise in business process engineering and product development for digital solutions. These include:
•Special Services—Our highly-specialized team of digital commerce experts. This team has a deep technical knowledge of our capabilities which enables them to target digital merchants, PSPs and marketplaces that we believe would most benefit from our digital commerce solutions. The Special Services team hosts initial discovery meetings with potential clients to understand their needs, and then meets with their technology developers and architects to design digital commerce solutions that meet the client’s needs. This team positions us as a trusted technology provider and a key business partner for our digital and integrated clients, and helps promote loyalty and long-term value.
•ISVs—Our technology distribution partners. ISVs develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. ISVs may also participate in a portion of the economics generated by payments processed through their software.
Inbound Sales and Distribution
We also sell our solutions to brick-and-mortar and digital merchants through a similar, highly trained sales team that is centrally located and dedicated to fielding in-bound calls and sales leads. This team can manage and onboard a new client in-house.

Customer Service and Support
We service and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated, and have enabled us to maintain our high NPS levels in 2020. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:
•Client Relationship Team—This is a centralized, in-house customer relationship team largely consisting of technically trained agents trained in-house and equipped with the data, technology, and autonomy to resolve our clients’ needs. First-call resolution is a key goal of our customer support operation, and in the fourth quarter of 2020, 94% of our clients who called our customer relationship team had their issues resolved on the first call. 91% of these calls were answered within 20 seconds and 86% were rated as “excellent” by our clients according to our internal surveys.
•Client Retention Team—This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancelation, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.
•Green Angels—These are teams of local, specialized personnel, who provide on-demand logistics support in the field. Green Angel teams are embedded inside our local Stone Hubs, where they interact with Stone Agents and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s wi-fi connectivity, replace parts, or provide other services.
•CRM AI Technology—We use a range of integrated systems, powered by the Stone Technology Platform and artificial intelligence, which empower our client relationship, client retention and Green Angel teams, and enable us to optimize our customer service and support functions. For example:
•Celebro—This is a system that helps our client relationship, client retention and Green Angel teams manage service calls and access a 360-degree view of our clients through an integrated dashboard to view client sales, payments, logistics issues, activity history, registry data and more. This system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems and can provide our personnel with the responses for a client’s particular service call issue.
•The Professor—This is an AI-based system that provides predictive modeling of client behavior and activity. The system constantly gathers information from Celebro and other databases to understand our clients’ historical patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to upsell a new solution. Our customer service and support teams use The Professor to identify and resolve a client’s issues, sometimes even before the client is aware themselves, which can create a superior client experience, reinforce our client-centric positioning, and strengthen our relationship.
•Stone Self-Service Tools—We also offer a range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.
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

Our Operations
We run and manage our operations with dedicated teams of specialized and experienced personnel that run various administrative, processing, and back-office functions. These enable us to serve, fulfill, and support our clients in a high-quality and efficient manner, and help us achieve operating efficiencies and minimize operating risks. These functions include:
•Client Onboarding—Our client onboarding team works closely with our Stone Agents and other sales teams to provide a smooth and efficient transition from sales, to implementation and ongoing client services. Our onboarding team is highly trained and relies on advanced technologies, including risk assessment tools that collect public and private market information, to:
•appropriately evaluate, document, and onboard new merchants quickly and safely using digital applications;
•carry out appropriate Know Your Customer and Anti-Money Laundering assessments, check appropriate databases, such as OFAC, and run various other internal procedures;
•continuously monitor the risk profile of our client portfolio to determine adherence to our internal policies; and
•ensure the appropriate application and implementation of solutions and safeguards, based on a clients’ specific business model and inherent risks.
•Settlement Operations—Our settlement operation team manages the clearing and settlement processes of our transaction processing functions with financial institutions and payment schemes. This team ensures that our transaction processes and fee collections adhere to the appropriate regulations and payment scheme rules, and help safeguard our clients’ receivables and our operations.
•Chargeback Operations—Our chargeback team uses agile monitoring technology to secure payment transactions carried out on our platform and identify potentially fraudulent or improper sales. They manage processes to enhance our ability to prevent and manage fraud risk and avoid potential losses for our clients’ and our own operations. The team also provides support on behalf of our clients when disputed charges are filed, working closely with payment scheme settlors and card issuers involved in disputed transactions and, when appropriate, opens claim processes to seek reversal of the chargeback.
•Logistics Management—Our logistics management team manages the deployment of POS devices and related accessories and uses predictive modeling of merchant behavior to proactively identify potential client logistics service issues. This centralized team manages terminal programming and equipment services, deployment, set-up, technical support, repair and replacement, remote terminal software updates, warehousing, and inventory control and reporting. They communicate with and deploy our local Green Angels to provide on-demand support.
Risk Management, Compliance and Controls
We have made significant investments and have retained key personnel to manage our risk management, compliance and controls functions. These teams help us identify and understand the risks to which we are exposed while conducting our activities, and they enable us to effectively manage, mitigate, and/or monitor them to protect our operations, our clients, and our partners. We continuously seek to enhance our risk management, compliance and controls functions by improving our processes and making investments in technology and personnel in these areas, including:
•Risk Management—We face operational risks inherent to our business, such as those discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have risk management teams allocated across our operations that work with consultants and advanced technology in order to assess, plan, and implement strategies to minimize any potential risks and adverse effects on our operations.”
•Compliance and Controls—Our compliance and controls teams monitor risks, including those of third parties such as merchants, suppliers, PSPs, business partners, and others. This team advises on and oversees the implementation of effective risk management actions, and addresses process and control inadequacies. Our compliance and controls team continuously manages and executes a compliance program designed to map out and assure compliance with all of our internal risk policies and regulatory compliance requirements. To achieve this, the team seeks to ensure that:
•Internal compliance and risk policies and appropriate training are continuously implemented and updated;
•Internal and third-party operations are assessed and audited to validate that they comply with all policies and requirements in an ongoing manner; and
•Actions are promptly taken to avoid potential reoccurrences, including appropriate reporting and revision of processes, policies, and controls.

Our Proprietary Technology
We developed and operate the Stone Technology Platform, which brings together an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omni-channel commerce client experiences in a more secure, all-in-one environment. Our platform was developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs, and optimize our client support functions—all in a fully-digital, fully-integrated and holistic manner. Given its digital DNA and cloud-based architecture, our platform is agile, reliable, and scalable with fast processing speeds and a broad range of capabilities that can be maintained and expanded relatively easily and cost-effectively. The advanced nature and flexibility of our platform enables us to provide a number of technologies and benefits, which we believe provides operating advantages, including the ability to:
•Connect and Integrate Easily with Our Clients—We develop and provide a range of powerful connection and integration technologies, user-friendly client portals, and convenient reporting tools that are simple and easy to use. These were designed to eliminate the technical complexity and difficulty that many clients and partners typically encounter when trying to conduct electronic commerce, and they are designed to require minimum effort to implement by our clients or our personnel. We have publicly published our proprietary APIs, which provide a set of programming instructions and standards to access and connect to our systems. We have also developed a set of SDKs, which provide software development tools, code, and documentation to help third-party developers create applications on our platform. Together, these help our clients connect to our systems easily and make us a partner of choice for many ISVs, PSPs, and marketplaces seeking to do business in Brazil.
•Provide Seamless Omni-Channel Experiences—We designed our platform to enable merchants to conduct commerce and reconcile data seamlessly across various sales channels in a single, brick-and-mortar store or multi-location environment, online through an e-commerce or mobile commerce-enabled website, or inside of a mobile application. We believe that this provides a competitive advantage that appeals to merchants and integrated partners who are increasingly operating across more than one channel and are looking to provide their consumers with a streamlined shopping experience.
•Implement and Deploy New Capabilities—We utilize our digital, cloud-based architecture and integration capabilities to implement and deploy new features and technologies to our clients and integrated partners. Our technology platform provides the flexibility to do this easily without the need for expensive upgrades, complex conversions, or lengthy service disruptions. This enables us to provide our clients with the latest functionality in a quick and frictionless process. In addition, our architecture and infrastructure are designed for rapid scalability, which enables us to expand our capacity and manage utilization efficiently and cost-effectively.
•Utilize AI and Machine Learning Technology—The digital DNA and cloud-based architecture of our platform enables us to generate, capture, and aggregate a vast array of data across our various business activities. For example, we have developed and deployed machine-learning technologies throughout our enterprise to leverage this data to improve the speed, functionality, and quality of many of our services and operations. For example, we use AI to (1) predict merchant behavior and enable proactive action by our sales teams; and (2) increase the accuracy of our fraud management. In addition, we use AI in many of our internal processes to create better efficiencies and performance. For example, we use AI to (1) improve the management and interpretation of our operational KPIs; and (2) better predict cultural fit, job satisfaction, and long-term performance of job candidates during our talent recruitment and retention processes.
•Operate at Low Marginal Costs—The architecture and various operating advantages of the Stone Technology Platform enable us to run our business increasingly efficiently and with lower incremental transaction costs.

Key Technology Components
Our Stone Technology Platform is comprised of several integrated systems managed by our technology and product development team, which had 1,018 team members as of December 31, 2020. Some of the key components include:
•Infrastructure—Our proprietary infrastructure’s architecture was designed to provide a high level of performance and security to meet the demands of our business. We have private and public cloud-based servers, along with mirrored data centers, dedicated disaster recovery centers, and global load balancers. Our private data centers give us the flexibility, scalability and cost-effectiveness of the public cloud infrastructure, with the control and reliability of a private cloud environment.
•POS System—We developed and operate a POS operating system, called Mamba, that runs on Linux and Android-based point of sale terminals, and offers simple features and functions that enhance the user experience. Our Mamba POS system also enables us to integrate our platform with a broad range of POS manufacturers, third-party software, our proprietary app store, and other app stores.
•POS App Store—We developed and operate a proprietary, cloud-based app store that hosts third-party applications that can be accessed and used by our Mamba-run POS devices. This app store also provides software developers with access to our POS system’s code, SDKs, and certain standards to help them create new applications for clients and their consumers to use on our Mamba POS devices.
•POS Connectivity Technology—Our POS operating system also utilizes Unstructured Supplementary Data, or USSD, technology, which gives our terminals additional connectivity capabilities when conventional networks such as 2G, 3G and wi-fi are not fully functional. This functionality is relevant and differentiated in more remote regions of the country and enables us to reduce connectivity failures, increase the number of transactions we process, and improve our clients’ experience and perception of our company.
•Processing System—We developed and operate an advanced front-end authorization processing system, which captures and processes all major card capture methods, including EMV, magnetic stripe, and contactless, among others. We also developed and operate an advanced back-end processing system that provides transaction clearing and settlement. These integrated systems have some of the highest transaction speeds in the market, and are fully compliant with all local and international regulatory requirements and security standards.
•Network Operations Center—We operate a proprietary Network Operational Center, or NOC, that actively monitors our operations in real time, 24 hours per day and 7 days per week. Our NOC tracks each step of our payment transactions, the availability of payment scheme systems, telecom services providers’ systems, issuers’ systems, and latency and conversion rates. Our NOC manages notification and escalation rules used by developers to evaluate their services, by business teams to be aware of any potential threat to our clients, and by some of our largest clients through direct communication.
•Information and Cybersecurity—Our well-trained and dedicated team of information security and cybersecurity professionals holds various certifications, including Sans, NIST, EC-Council and ISACA, and monitor our systems and transactions around the clock and work to keep our data secure. This team monitors and upholds stringent security and compliance policies in line with global best practices, including the Payment Card Industry Data Security Standard (PCI-DSS). This team and its technologies monitor all employees and third-parties who access our platforms, and manage tight authentication controls and physical authorization technologies in all of our operating environments. We also have adopted safe coding and development practices.
•Product Development—We use a unique, client-centric product development approach and continuous deployment process to create and deliver fast, advanced, and easy-to-use solutions to our clients. Our development is driven by multi-function development teams that leverage user-experience designers and agile development methods. We use project management and design thinking flow tools and have implemented lean practices in product development. We frequently measure merchant satisfaction and product performance indicators—such as adoption, retention and engagement ratios—to come up with new and better potential solutions. Our new solution and features launches are preceded by extensive integration tests and pilot testing with real customers before roll-out.
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
Regulatory Matters
Our business is subject to several laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of the Brazilian Payments System (the Sistema de Pagamentos Brasileiro, or “SPB”).

Regulation of the SPB
Our activities in Brazil are subject to Brazilian laws and regulations relating to payment schemes and payment institutions. Law 12,865, establishes the first set of rules regulating the electronic payments industry within the overall SPB and creates the concepts of payment schemes, payment scheme settlors and payment institutions.
In addition, Law 12,865 gave the Central Bank, in accordance with the guidelines set out by the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Law 12,865, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of CMN Resolution No. 4,282, BCB Circular No. 3,680, 3,681 and 3,682, as amended, each of them dated as of November 4, 2013, and BCB Circular No. 3,885 dated as of March 26, 2018, and other related rules and regulations.
Payment Schemes
A payment scheme, for Brazilian regulatory purposes, is the set of rules and procedures that governs payment services provided to the public, with direct access by its users (i.e. payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme. The main features of payments shames set out in the Brazilian regulation are the following:
•Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization by the Central Bank.
•Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis.
•Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank. Limited-purpose payment schemes are those whose payment instruments are: (a) accepted only at the network of merchants pertaining to the same entity, even if not issued by it; or (b) accepted only at the network of merchants which have the same visual identify, such as franchisees and gas stations chains; or (c) intended for the payment of specific public services, such as public transport and public telephone network.
•Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, payment schemes aimed at granting benefits to natural persons due to employment relationships (such as meal vouchers) and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.
Payment Scheme Settlor
A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and functioning. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Payment Institutions
A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated to the execution of the remittance of funds to the receivers in payment schemes, among other activities. Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories:
•Issuers of electronic currency (prepaid payment instruments): These payment institutions manage prepaid payment accounts for cardholders or end-users. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.
•Issuers of post-paid payment instruments (e.g. credit cards): These payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.
•Acquirers: These payment institutions do not manage payment accounts but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in the same payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.
•Payment Initiation Service Provider (PISP): These payment institutions provide payment transaction initiation services without requiring the initiation of payment transactions. They accomplish this without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction.
Payment institutions must be authorized to operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain an authorization from the Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships (such as meal vouchers).
The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) promotion of financial inclusion; (iii) reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. BCB Circular No. 3,860, dated as of November 4, 2014, classifies payment accounts into two types:
•Prepaid payment accounts: Which is destined for the execution of payment transactions in electronic currency available as a result of previously deposited funds; and
•Post-paid payment accounts: Which is destined for the execution of payment transactions which do not depend on the prior deposit of funds.
In order to provide protection from bankruptcy, Law 12,865 or Law 4,595 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

Our Regulatory Position
Four of our subsidiaries perform activities that are subject to Law 12,865 or Law 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone Pagamentos S.A., or Stone Pagamentos, MNLT Soluções de Pagamento S.A. (formerly Elavon), or EdB, Pagar.me Pagamentos S.A., or Pagar.me, and Stone Sociedade de Crédito Direto S.A., or Stone SCD. As required by the applicable regulations, the four of them have submitted operational authorization requests before the Central Bank, which current status follows below:
•Stone Pagamentos was granted a license to operate as a payment institution in the acquirer category on July 3, 2017, and in the issuer of electronic currency category on April 24, 2018;
•EdB applied for a license to operate as a payment institution in the acquirer category on June 22, 2014. On June 3, 2016, EdB informed the Central Bank regarding the EdB Acquisition and submitted supplemental documentation in connection with the license application. Despite the license application, the non-existence of actual operation and payment processing by EdB lead to the dismissal of the application for authorization on February 7, 2020. Given that EdB no longer has any operations, we do not believe that such dismissal will have an effect on our operations.
•Pagar.me applied for a license to operate as a payment scheme settlor on February 3, 2017, and as a payment institution in the acquirer and issuer of electronic currency categories on April 7, 2017. Due to changes in the Central Bank regulation, Pagar.me’s payment scheme is no longer subject to the authorization of Central Bank. Therefore, Pagar.me’s authorization request as a payment scheme was dismissed by the Central Bank on June 8, 2017. In relation to the application for a license to operate as a payment institution, Pagar.me has supplemented the documentation submitted to the Central Bank in the application for authorization, and is currently waiting for the Central Bank’s approval; and
•Stone Sociedade de Crédito Direto S.A. was granted a license to operate as a financial institution established as a direct credit company (sociedade de crédito direto) on July 19, 2019.
Additionally, on October 20, 2020, our one of our subsidiaries, TAG Tecnologia para o Sistema Financeiro S.A., received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, as per Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and its related rules and regulations. The effective date of the credit transactions guaranteed by card receivables legal framework was, however, postponed to June 2021.
Furthermore, as of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros is authorized by Susep within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. The Regulatory Sandbox is ruled by the Resolution No. 381/2020 of the Brazilian National Council of Private Insurance’s (CNSP), the Circular No. 598/2020 of Susep and the Eletronic Edital No. 2/2020 of Susep. Following Susep's authorization, we created a new company, Stone Seguros, which is being set up to offer insurance services to the Group's customers. Stone Seguros, however, remains non-operational to this date.
Since their licenses to operate was granted by the Central Bank, Stone Pagamentos and Stone SCD have been in compliance with applicable payment and financial laws and regulations. Pagar.me is in a period of transition and adaptation to the payment laws and regulations, given that the request for authorization filed by Pagar.me with the Central Bank is still under review. In this sense, its policies and operational routines are being created and adapted, and changes that have been implemented in Stone Pagamentos for purposes of adapting to the payment rules will be replicated in Pagar.me.
In addition, Law 12,865 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law 4,595. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions performed in the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that are not comprised by the Brazilian financial system, the Brazilian Usury Law limited interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, restricted interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Usury Law). In this sense, it is possible to imply that, the discount rate that we charge directly from merchants for early payment of their receivables should be capped at two times the SELIC rate.
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures under an intervention by the Central Bank and the out-of-court liquidation of Stone Pagamentos. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk Factors - Risks Relating to Our Business and Industry - Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.
Regulation of Credit Fintechs in Brazil
CMN enacted Resolution No. 4,656 on April 26, 2018, to regulate online lending fintechs and establish two new categories of financial institutions (“CMN Resolution 4,656”), as disciplined by Law 4,595, that are only authorized to grant credit through electronic platforms:
•Direct Credit Corporation (sociedade de crédito direto – “SCD”): a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and
•Peer to Peer Lending Corporation (sociedade de empréstimo entre pessoas – “SEP”): a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform. Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 4,656 limits the exposure of non-qualified investors (as per CVM regulation) to BRL 15,000.00 per debtor, for transactions intermediated by the same SEP.
As financial institutions, SCDs and SEPs, among other provisions: (i) are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by the Brazilian Usury Law; (ii) will have direct access to the Credit Risk Data System of the Central Bank (Sistema de Informação de Crédito – SCR) for credit purposes analysis; (iii) perform credit collection for third parties (and customers, in the case of SEPs); (iv) issue electronic currency, in accordance with applicable regulation; and (v) may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.
On the other hand, SCDs and SEPs must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System (Sistema Financeiro Nacional – SFN), such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF), administrative penalties for noncompliance, among others. In accordance with Resolution 4,656, once SCDs and SEPs have a simpler risk profile, these financial institutions may opt to fall into the “S5” segment to qualify for proportional enforcement of certain operational and prudential rules.

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
Direct Credit Corporation
The regulatory framework for SCDs is simple and straightforward, considering that such institutions have a limited and less complex scope of activities, focusing exclusively on the extension of loans and financing, as well as on the acquisition of receivables, using financial resources that originate either from its own capital or from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).
Seeking to provide greater legal certainty to this "new credit market", the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment.
The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and also restricted from raising funds from the public, except for the issuance of shares.
Anti-Money Laundering and Terrorism Financing Rules
Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering (or “AML”), and terrorism financing (or “CFT”) rules. These rules require us to implement risk-based policies and internal procedures to identify clients, employees, suppliers and business partners (KYC, KYE, KYS and KYP, respectively), as well as to monitor and identify suspicious or atypical transactions, which must be duly reported to the relevant authorities.
We comply with the applicable AML laws and regulations and we have implemented required policies and internal procedures to ensure compliance with such rules and regulations, including procedures to report suspicious or atypical activities and suspected terrorism financing and other potentially illegal activities to the authorities. Our employees are aware of our policies and internal procedures, which is mandatorily complied with and supervised. The Brazilian AML law specifies the acts that may constitute money laundering crimes, which may subject the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines. .
The Brazilian AML law also sets forth business activities that are required to implement measures to monitor and prevent such crimes (which includes payment and financial institutions), subjecting those who do not comply therewith to warning, monetary fines and the revocation of the authorization to operate given by the competent regulators. Additionally, it created the Financial Activities Control Council, or COAF (“COAF”), which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Central Bank. COAF has a key role in the Brazilian AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.
•We have adopted the internal controls and procedures required by the Brazilian AML/CFT rules, which are focused on:
•identifying and knowing our clients;
•conducting risk-based KYC, KYS, KYP and KYE processes;
•carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
•keeping records of all transactions;
•reporting to COAF, within one business day and without informing the involved person or any third party, (i) any transaction exceeding the limit set by the competent authority and as required under applicable regulations; (ii) any transaction deemed to be suspicious, as required under applicable regulations; and (iii) at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal basis; (ii) clients and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

•offering anti-money laundering training for employees;
•monitoring transactions and situations that could be considered suspicious for anti-money laundering purposes, which includes checking the compatibility between the volume of funds of a client and such client’s economic and financial capacity, as well as the origin of funds;
•ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions;
•the unavailability of goods, values and rights possessed, directly or indirectly, by any individual or legal entity sanctioned by any resolution of the United Nations Security Council;
•conducting and updating, in every 2 (two) years, risk assessments with respect to clients, employees, partners and suppliers, our business model, transactions, products and services; and
•assessing our AML-CFT program’s effectiveness annually.
On October 1, 2020 the new regulation enacted by the Central Bank with regards AML/CFT policies came into force. In summary, the new regulation comprises (i) the Central Bank’s Circular No. 3,978, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People); and (ii) the Central Bank’s Circular Letter No. 4.001/20, which sets forth a list of operations and situations that may constitute money laundering and terrorism financing. By the end of 2020, the Central Bank required certain adjustments in our AML-CFT to fully comply with the new guidelines. We are currently working on our AML-CFT program to address the adjustments required and we expect to finish this process by July, 2021. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.
E-Commerce, Data Protection, Consumer Protection and Taxes.
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Until September, 2020 Internet activities in Brazil were mainly regulated by Law No. 12,965/14. On September 18, 2020, came into force Law No. 13,709 (Lei Geral de Proteção de Dados, or the “LGPD”), which unified and complemented legal provisions that governed personal data in Brazil so far by replacing or supplementing certain regulations and provisions and creating new ones. The new law provides for the processing of personal data, including by digital means, with the purpose of protecting the fundamental rights of freedom and privacy and the free development of the personality of the natural person. One important change brought by the LGPD is the establishment of 9 legal bases other than consent upon which personal data may be legally processed.
This legislative innovation brought new obligations and liabilities to all natural persons or a legal entity either public or private law that processes the personal data of people in Brazil, regardless of where that business or organization itself might be located. It is worth noting that, since the LGPD is a new law, many of its provisions have not yet been construed and clarified in a conclusive way by the National Data Protection Authority (“ANPD”).
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
Customer accounts on our digital platform are subject to the LGPD and bank secrecy law (Complementary Law No. 105/01 c/c/ Article 17 of the CMN’s Resolution No. 4,282/13). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

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
Data Privacy and Protection
The LGPD establishes general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and is expected to affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Unauthorized disclosure, sharing, destruction or modification of personal data for any reason (i.e cybersecurity breaches, computer viruses or otherwise disruption of our services) can expose us to liability, protracted and costly litigation and damage our reputation.
Moreover, the LGPD created a new authority responsible for supervising and enforcing the new law, the ANPD, whose members were appointed in October 2020. The ANPD is an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. According to the LGPD, the ANPD have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others. All legal entities will be required to conform their data processing activities to these new rules. A comprehensive data mapping of the company’s personal data flows and the review of internal and external documents and procedures are examples of adaptations required for compliance with the LGPD.
It is worth noting that once the LGPD comes into force, all companies are obliged to comply with all its provisions. However, the administrative penalties provided in articles 52 to 54 of the LGPD will only be valid after August 8, 2021- due to the extension of such articles introduced by the Law No. 14.010/2020. This does not mean that the companies that fail to comply with the LGPD since its entry into force cannot be subject to other legal consequences.
In relation to the LGPD, Stone Co. has implemented and continuously improves its processes to ensure compliance with its provisions. However, the foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Intellectual Property
Most of our services are based on proprietary software and related payment systems solutions. We rely on a combination of copyrights laws (which includes the Law no. 9,610/1998 and Law no. 9.609/1998, related tosoftwares), trademarks and trade secret laws (specifically Law no. 9.279/1996, the industrial property law of Brazil), as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our Intellectual Property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.
As of February 24, 2021, we owned 93 trademarks in Brazil, including “Stone”, “Mundipagg,”, “Cappta”, “Ton”, “Pagar.me”, “Equals”, “Buy4”, and others, as well as 68 trademarks applications before INPI pending in Brazil.
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “stone.com.br,” “collact.com.br”, “pagar.me,”, “mundipagg.com.br”, “mundipagg.com”, “cappta.com.br”, “equals.com.br“, “stonemais.com.br“, “stone.co“, “ton.com.br”, “https://taginfraestrutura.com.br” and “investors.stone.co“.
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
C.    Organizational structure
We are an exempted company with limited liability incorporated on March 11, 2014 under the laws of the Cayman Islands. with the legal name DLP Payments Holding Ltd. (later changed to StoneCo Ltd.). Our principal executive offices are located at R. Fidêncio Ramos, 308, Vila Olímpia, 10th floor, São Paulo—SP, 04551-010, Brazil. Our telephone number at this address is +55 (11) 3004-9680.
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

StoneCo Ltd. (Cayman)
33%
100%
43,83%
53,05%
Vitta (2) (Brazil)
StoneCo CI Ltd. (Cayman)
DLP Capital LLC (USA)
100%
100%
51,56%
STNE Part. em Tecnologia (Brazil)
100%
STNE Participações (Brazil)
Stone Pagamentos (Brazil)
100%
100%
100%
100%
TAG (Brazil)
MNLT (Brazil)
Pagar.ME (Brazil)
Stone SCD (Brazil)
67%
50%
99,7%
33,33%
100%
100%
13 other subsidiaries, including software companies (1)
PDCA (Brazil)
Questor (Brazil)
Mundipagg (Brazil)
VHSYS (Brazil)
STNE Seguros (Brazil)
Equals (Brazil)

(1)	For more details on the subsidiaries, please refer to Note 2 on the Notes to consolidated financial statements.
(2)
4,61% of Vitta Tecnologia em Saúde S.A. (“Vitta”) shares are treasury shares. Therefore, Vitta and its subsidiaries Vitta Corretora de Seguros Ltda., Vitta Serviços em Saúde S.A. and Vitta Saúde Administradora de Benefícios Ltda. can be deemed to the 100% owned by the Group. Please see note Note 2 on the Notes to consolidated financial statements for more details.

D.    Property and equipment
Properties
Our registered office and corporate headquarters in 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands , Cayman Islands consists of an office of 144 square feet of space, which is under a lease that expires in 2023. Our operational hub, which includes product development, sales, marketing, and business operations, are located in São Paulo. It consists of two offices of 2,814 and 3,836 square meters of space, each under leases that expire in 2022 and 2024, respectively. In Rio de Janeiro our operation consists of one office of 21,320 square meters of corporate office space for part of our business activities, including customer relations and technology development, under leases that expire in 2029. In 2021, the office area will be increased to 23,270 square meters in two more lease agreements that expire in 2029. In accordance with our business strategy, as of December 31, 2020, we had approximately 350 operational proprietary Stone Hubs operating in Brazil. We believe that our facilities are sufficient for our current needs.
Additionally, of December 31, 2020, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.

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
A.    Operating results
Overview
We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; and white-glove, on-demand customer service.:
The Stone Business Model is disruptive and has enabled us to gain significant traction in only seven years since the launch of our service. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank of Brazil to operate as a Merchant Acquirer Payments Institution. In 2020, we continued to be ranked as the largest independent merchant acquirer in Brazil and the fourth largest based on total volume according to data from public sources..
We served over 652,600 active clients in Brazil as of December 31, 2020, including digital and brick-and-mortar merchants of all sizes and types, although our focus is primarily on targeting the approximately 8.8 million small-and-medium-sized businesses, or SMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional bank and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. We also served 260 integrated partners as of December 31, 2020, which use or embed our solutions into their own offerings to enable their customers to conduct commerce more conveniently in Brazil. These integrated partners include global PSPs, digital marketplaces and integrated software vendors, or ISVs.

Since the roll-out of our Stone Business Model, we have rapidly grown our client base with a particular focus on the SMB market. As a result, as the chart below highlights, our focus on SMB merchants has enabled us to grow our take rate over time. In 2020, we saw overall lower take rates compared to 2019 mostly as a result of Coronavoucher volumes. Due to the COVID-19 pandemic, the Brazilian government created the Coronavoucher, a financial aid program targeting the most vulnerable part of the population as autonomous workers and people without income. Those individuals receive the amounts in a prepaid card and many of them used the card to transfer money from different digital wallets and to buy goods. Whenever those digital wallets use Stone fintech-as-a-service platform to process the cash-in transactions, we capture the related TPV. Since Coronavoucher volumes are debit-like transactions and have lower take rates, we saw an impact to our overall take rate as a result of processing those volumes. Excluding Coronavoucher volumes, our take rate was mostly impacted by the lower base rate in the country which directly affected prepayment prices from key accounts, as well as different effects from the COVID-19 crisis.

(1)	Take rate excluding Coronavoucher (government relief payments).
The following is a summary of our key operational and financial highlights:
•We generated R$3,319.8 million of total revenue and income in the year ended December 31, 2020, compared to R$2,576.0 million of total revenue and income in 2019, representing annual growth of 28.9%. In 2019, we generated R$2,576.0 million of total revenue and income, compared to R$1,579,2 million of total revenue and income in 2018, representing annual growth of 63.1%.
•We served approximately 652,600 active clients as of December 31, 2020, compared to approximately 480,900 as of December 31, 2019, representing annual growth of 35.7%. As of December 31, 2019, we served approximately 480,900 active clients, compared to approximately 267,900 as of December 31, 2018, representing annual growth of 79.5%.
•We generated net income of R$837.5 million and adjusted net income of R$958.2 million in the year ended December 31, 2020, compared to net income of R$804.2 million and adjusted net income of R$857.1 million in the year ended December 31, 2019. In 2019, we generated net income of R$804.2 million and adjusted net income of R$857.1 million, compared to a net income of R$305.2 million and adjusted net income of R$342.8 million in 2018. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$209.9 billion in 2020, compared to R$129.1 billion in 2019, representing annual growth of 62.6%. In 2019, we processed TPV of R$129.1 billion, compared to R$83.4 billion in 2018 representing annual growth of 54.8%.

Significant Factors Affecting our Results of Operations
Total Payments Volume and Processing Fees
We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:
•Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV will also grow. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 8.8 million SMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its Payments market, particularly among SMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall Payments markets in Brazil.
•Growth of our active client base. Growth of our active clients is driven by (i) growth in the number of merchants resulting from openings and ramp-up of Stone Hubs and penetration of new solutions; (ii) growth in the number of integrated partners in specific verticals and niche market segments; and (iii) growth in our e-commerce merchant base.
Our quarterly TPV grew 142.4% in a two-year period, from R$26.6 billion for the quarter ended December 31, 2018 to R$64.4 billion for the quarter ended December 31, 2020, and our number of active clients expanded 143.6% over the same period, from approximately 267,900 active clients as of December 31, 2018 to approximately 652,600 active clients as of December 31, 2020, as shown in the graphs below.
A significant part of our total revenue and income is generated through fees we charge for providing end-to-end processing services using the Stone Technology Platform, which include the authorization, capture, transmission, processing and settlement of transactions. In the case of e-commerce merchants, we may additionally charge a fixed fee per transaction to provide gateway services.
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
Growth of recurring revenue from our active client base
In addition to total revenue and income driven by payment processing, we also generate revenues from fixed monthly subscription fees paid by our active client base. These fees are charged for providing different combinations of integrated service and solutions offerings to support our clients’ businesses, depending on their specific needs. These services can include, among others, POS rental, reconciliation solutions, business automation solutions and an ecosystem of software solutions as they are developed or acquired.

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
We can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate from the client. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales. We may also generate additional revenues within our active client base by activating banking solutions. We expect that, by executing this strategy, we will increase the lifetime value of our active client base and leverage our distribution capabilities through our Stone Hubs to increase penetration of our solutions at minimal incremental costs.
Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, Fundo de Investimento de Direitos Creditórios (Fund for Investment in Credit Rights) or FIDCs, controlled by us that exclusively buy these receivables such as FIDC AR1, AR2, AR3 and FIDC SOMA, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net” and note 18 of our audited consolidated financial statements. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDC AR1, FIDC AR2, FIDC AR3 and FIDC SOMA on attractive terms. See “Item 4. Information on the Company—B. Business overview—Our Solutions—Grow Our Clients’ Businesses.”
Providing more financial solutions to the same client
We are evolving in the convergence of our different solutions, increasing penetration of additional financial solutions in our payment clients. In 2019, 10% of our SMB acquiring clients used another financial solution offered by us, and by the end of 2020 that number has increased to 34%. Also, we have increased the penetration of heavy users, who are those clients that are actively using our payments, credit and banking solutions. Approximately 5.3% of our payments SMB clients were heavy users at the end of 2020, compared to less than 0.5% in the first quarter 2020
Complement Solutions Offerings through Acquisition and Investment Activity
We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Future acquisitions will likely remain an important part of our competitive strategy in order to enhance our portfolio of offerings and execute ISV strategies within specific verticals. Since January 1, 2016, we have made several acquisitions and minority investments. The majority of these have been of businesses or technologies which have strengthened our solutions offerings. In addition, our acquisition of Elavon do Brasil Soluções de Pagamento S.A., or EdB, on April 22, 2016 allowed us to expand our TPV and number of active clients, thereby increasing total revenue and income.
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

In connection with the acquisition of EdB, Equals and certain other entities, we recorded amortization expense for the years ended December 31, 2020, 2019 and 2018 of R$17.2 million, R$17.2 million and R$12.6 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, as a result of the application of the acquisition method.
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
•Class C Shares. Certain of our founding partners and senior executives received a one-time issuance of fully vested Class C shares (as classified under our Articles of Association in effect prior to the consummation of our initial public offering) as compensation for services rendered to us. These shares were subject to a lock-up period, and their terms provided Stone Co. with the right to redeem or repurchase such shares at any time at a price to be determined by our board of directors. Prior to January 2018, as our founding partners were deemed to have the power to cause the Company to redeem or repurchase shares beneficially owned by the founding partners, the fair value of the redemption or repurchase price related to the Class C shares beneficially owned by the founding partners was recorded as a liability in our financial statements. During the periods that these Class C shares were liability classified, the liability was adjusted to fair value at each reporting date through profit or loss.
•Co-Investment Shares. Certain employees were also granted incentive shares, or the Co-Investment Shares, in one of our subsidiaries. These Co-Investment Shares are subject to a lock-up period and a discounted buy-back feature to be exercised by Stone Co. if the employee leaves prior to lockup expiration. As a result, the Co-Investment Shares were recorded as a liability in our financial statements. DLP Capital, LLC and DLP Par Participações S.A. each have a 90-day option to repurchase the Co-Investment Shares at the price of the most recent capital increase of DLP Pagamentos Brasil S.A. following expiration of the lock-up period and adjusted by 110% of the CDI Rate.
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

	For the Year Ended December 31,
	2020	2019	2018

Real growth (contraction) in gross domestic product	(4.10)%	1.10%	1.30%
Inflation (IGP-M)(1)	23.14%	7.30%	7.54%
Inflation (IPCA)(2)	4.52%	4.31%	3.75%
Long-term interest rates—TJLP (average)(3)	4.87%	6.20%	6.72%
CDI interest rate (4)	2.75%	5.94%	6.40%
Period-end exchange rate—reais per US$1.00	R$5.19	R$4.03	R$3.87
Average exchange rate—reais per US$1.00(5)	R$5.16	R$3.95	R$3.66
Appreciation (depreciation) of the real vs. US$ in the period(6)	(22.44)%	(3.90)%	(14.60)%
Unemployment rate(7)	13.50%	11.90%	12.30%

Source: FGV, IBGE, Central Bank and B3.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.
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
Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2020, 2019 and 2018, we had a net foreign currency gain (loss) of R$8.0 million, R$8.5 million and R$(5.8) million, respectively.
Potential Impact of the COVID-19 Pandemic
In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19, including Brazil.

The COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of some of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and the revenue we generate from our clients. Furthermore, a substantial part of our employees are working remotely.
In response to COVID-19, the Brazilian government distributed financial aid, referred to as “Coronavoucher”, targeting the most vulnerable members of the population consisting primarily of autonomous and informal workers and people without income, to help them through the crisis. As an acquirer, we take part in Coronavoucher transactions mainly through our integrated partners, thereby favorably impacting our transaction volumes. We transacted R$30.7 billion in Coronavoucher for the year ended on December 31, 2020. Many stores were also obliged to close down physically during the pandemic resulting in increased demand for online channels. However, while we have benefited as a result of such consumer spending trends, there can be no assurance that such trends will continue or that the levels of total revenue that we generate from Coronavoucher transactions and our online business will continue.
We have taken a series of measures in an effort to curb COVID-19 impacts on our business and operations. The four main priorities of these measures were:
1.protecting the health and safety of our team and our clients;
2.helping small and medium businesses withstand this crisis and reinvent their businesses in this new environment;
3.contributing to our communities through public health initiatives and support for local businesses; and
4.keeping our business financially strong, improving operational efficiency and allocating capital wisely.
The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing our financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.
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
Transaction with Linx S.A.
On August 11, 2020, Linx S.A., (“Linx”), its main shareholders and STNE Participações S.A. (“STNE Par”), a subsidiary of StoneCo that holds the software investments of ours and certain other parties, including StoneCo, entered into binding agreements outlining the transaction (the “Transaction Documents”), whereby through a Brazilian merger of shares (Incorporação de Ações), all of Linx’s shares are expected to be exchanged for redeemable shares of STNE Par, which are ultimately expected to be redeemed in consideration for cash and newly issued Class A common shares of StoneCo (the “StoneCo Class A Common Shares”). The total consideration paid is expected to be equal to R$6.8 billion (based on Stone’s closing price and exchange rate (PTAX) as of November 16,2020), with R$33.56 in cash plus 0.0126774 Stone Class A common share per Linx share, which is subject to assumptions including: (i) approximately 179.0 million fully diluted shares of Linx outstanding and (ii) such other assumptions as set forth in the Transaction Documents (the “Transaction”).
The Transaction is conditioned upon, among other things: (i) the effectiveness by the SEC of Stone’s registration of statement on Form F-4 in respect of its StoneCo Class A Common Shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx Shareholder Transaction Approval Meeting of the Transaction, authorization for STNE Par to not list in the Novo Mercado, and exemption to STNE Par to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE Par shareholder of the Transaction and of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A shares, as described above, at a shareholders meeting of STNE Par.
Regarding condition (i) above, the SEC declared Stone’s Form F-4 effective on October 5, 2020. Regarding condition (ii), on March 19, 2021, the Brazilian antitrust authority (CADE) published a decision approving the Transaction and imposing no restrictions; CADE’s decision is still subject to appeal by interested parties or review by CADE’s Tribunal. On condition (iii) above, Linx’s shareholders voted in favor of the Transaction and each necessary approval in support thereof on November 17, 2020 at the Linx Shareholder Transaction Approval Meeting. Further, on condition (iv) above, STNE Par’s shareholders have also approved, on November 17, 2020 at the STNE Par’s Shareholders’ Meeting the Transaction and redemption of the preferred shares, subject to the fulfillment of all conditions precedent. As mentioned above, as of March 31, 2021, the Transaction was still subject to final approval by the Brazilian antitrust authority (CADE).
Funding for our credit solution
In January 2021, we completed the issuance of R$580 million in FIDC (Fundo de Investimento em Direitos Creditórios) quotas, raising R$493 million in third-party capital for our credit solution for SMBs in Brazil.
The new credit FIDC is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while we hold the subordinated quotas. The senior quotas reached R$348 million with a brAAA rating and yield of CDI (basic interest rate) + 4% per year. The mezzanine quotas reached R$145 million with a brBBB rating and yield of CDI + 7% per year. The subordinated quotas held by Stone totaled R$87 million.

Despite the first issuance of a new FIDC product usually having a higher cost than an operation in steady state, we decided to increase the offer size from the initial size of R$340 million to R$493 million. Total demand was nearly R$1 billion, which we believe creates a healthy path for future issuances at a lower cost of funding.
This is an important milestone for us, advancing on our strategic roadmap to become a full financial platform for SMBs. We understand this type of transaction will enable us to scale further our credit solution while limiting our credit risk exposure.

Recent regulatory developments
Pix
On August 12, 2020, the Central Bank enacted the Resolution No. 1, which put in place a payment system denominated Pix where the user is guaranteed real-time payments and transfers. The main objective of the Central Bank in setting up an instant payment ecosystem is to render the completion of a payment transaction a simple, easy, convenient and direct act and, therefore, enhancing the experience of users. Following this principle, the Central Bank states that Pix has potential to promote the following standards (i) enhance competition; (ii) improve market efficiency; (iii) reduce costs; (iv) straighten security; (v) enhance client experience; (vi) accelerate the digitalization of the retail payment market; (vii) promote financial inclusion; and (viii) overcome deficiencies of other payments methods. Central Bank issued afterwards further regulation on the Pix ecosystem, setting forth operational procedure, technological infrastructure, disclosure requirements and potential penalties to relevant participants.
Payments transaction using Pix shall be validated by the relevant institutions within 34 seconds and subsequently liquidated within 40 seconds, through a centralized payment infrastructure developed by the Central Bank, denominated Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos or “SPI”) and implemented by BCB Circular No. 3,985, dated as of February 18, 2020.
All financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) are required to participate in Pix and the SPI. The participation by other financial and payment institutions that operate client accounts by the National Treasury Secretariat is optional. We enable our clients to accept PIX through our point-of-sale (POS) devices and execute and receive PIX transactions through our integrated financial platform.
BCB Resolution No. 1 also creates the Pix Forum, which is a permanent advisory committee that aims to make recommendations to the Central Bank in respect of the rules and procedures that govern the operation of the Pix System. The Pix Forum consists of: (i) participants in the Pix System, individually or through representative national associations; (ii) providers and potential providers of information technology services, as provided in BCB Circular No. 3,970, of November 28, 2019, and subsequent regulations; (iii) paying and receiving users, through representative national associations; and (iv) clearing houses and providers of clearing and settlement services that offer liquidity provision mechanisms within the scope of the Pix System.
According to the mentioned rule, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment institutions that (a) within the scope of the Pix system, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the SPI, and (c) do not meet the criteria of mandatory participation in the Pix system.
Besides, on October 1, 2020, the Central Bank issued (i) BCB Resolution No. 19, which provides for the collection of client fees for the provision of services in the Pix system, as well as for the initiation of payment transactions; and (ii) BCB Resolution No. 20, which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI.
Further, on October 29, 2020, the Central Bank issued Resolution No. 30, which amends BCB Resolution No. 1 to include new functionalities in the Pix regulations. Among these new functionalities is the Pix Cobrança, through which merchants, suppliers, service providers and other entrepreneurs can issue a QR Code to make instant payments, in points of sale or e-commerce, for example, or collections due on a future date. The new rule also provides that financial and payment institutions that wish to provide the integration services to receiving users must adopt an application programming interface (API) standardized by the Central Bank, among other updates to the Pix regulations.

Open Banking
Open Banking consists of the integration of information systems, allowing the sharing of data, products and services by financial institutions and other institutions authorized to operate by the Central Bank, at the customer’s discretion. Open Banking is considered by the Central Bank as an important tool for innovation in the financial market, making the banking sector more efficient and competitive.
The Open Banking System model being implemented in Brazil will include financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, and will enable to share, upon client’s authorization, (i) data on products and services, (ii) customer record data and (iii) customer transaction data. In this context, institutions authorized to operate by the Central Bank that choose to participate in Open Banking must share the information listed above with other participating institutions, and membership will be mandatory for financial institutions belonging to the segments 1 and 2, and, in relation to the sharing of payment transaction initiation services, for institutions that hold accounts and institutions that initiate payment transactions.
On May 4, 2020, the CMN and the Central Bank enacted the Joint Resolution No. 1 and the Central Bank issued Central Bank Circular No. 4,015 to regulate the scope of services and data protection of the Open Banking System. The implementation of Open Banking will be gradual, conducted in 4 phases, as follows:
a)    Stage 1 (by February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions;
b)    Stage 2 (by July 15, 2021): sharing of customer reference data and customer transactional data among the participating institutions;
c)    Stage 3 (by August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals; and
d)    Stage 4 (by December 15, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions.
Technological and security standards, in turn, must be established by self-regulation by the participating entities, under the supervision of the Central Bank, responsible for ensuring that access to the Open Banking environment is non-discriminatory and represents all segments of the industry.
Public Consultation to Improve Foreign Exchange Regulations
The Central Bank launched Public Consultation No. 79, dated as of September 1st, 2020, which contains a proposal to improve foreign exchange regulations in the context of technological innovations and new business models related to international payments and transfers.
The improvements considered recent developments related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework. According to the Central Bank, the structural innovations in the Brazilian foreign exchange market can only be implemented after updating the legal framework of the foreign exchange market through the approval of the New Foreign Exchange Bill.
The proposal seeks to expand competition in the segment of remittances, provide better services and facilitate the execution of these transactions. It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market.
In this sense, the proposal includes the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to USD 100,000.00 per transaction; and (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market.
The proposal also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases. The provider of such services would now be referred to in the exchange regulations by the term eFX.

Registration of Card Receivables
On June 27, 2019, a more robust legal framework for card receivables was enacted underneath CMN Resolution 4,734 and the BCB Circular 3,952. As a result of these regulations, card receivables due by acquirers to merchants will be subject to registration at registrars (registradoras), which should facilitate: (i) acquirers to anticipate card receivables originated by other acquirers, and (ii) such card receivables to be used as collateral in credit transactions.
Although the above mentioned regulations were initially expected to fully come into effect on August 3rd, 2020, this date has been postponed by the Central Bank in different occasions, having the last postponement taken place on February 12, 2021, when the CMN and the Central Bank decided that the new regulations will come into effect on June 7, 2021.
We intend to explore this opportunity both commercially (through StoneCo) and technologically (through one of our subsidiaries, TAG Tecnologia para o Sistema Financeiro S.A.). We believe this regulation will increase our addressable market for both prepayment and credit solutions, while bringing transparency and more efficiency to the financial market.
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
Net revenue from transaction activities and other services
Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide through the Stone Technology Platform, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit and debit cards, meal vouchers, boletos and other APMs. Our net revenue from transaction activities and other services consists mainly of net MDR, which is a commission withheld by us that is discounted from the transaction values paid to the merchant, and/or other per-transaction commissions for providing gateway services. We also recognize revenues from transactional services related to our banking operation. We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 3.14 of our audited financial statements. License fees paid to payment schemes are included in the cost of services as discussed below.
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
Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment and other solutions or services, such as reconciliation solutions, business automation and software solutions, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the contractual lease term.

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
Revenue from our credit solution is accounted at fair value and factors in expected delinquency rates.
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
•Transaction costs consist of amounts related to processing, data center costs, telecommunications costs related to leased terminals and wire transfer costs and other transactional costs related to our banking operations.
•Depreciation and amortization expenses are allocated to cost of services, administrative and selling expenses. Depreciation and amortization included in our cost of services consists mainly of (i) depreciation of equipment leased to merchants, (ii) the amortization of software that we develop internally for use in our operations, (iii) depreciation of datacenter used in our processing operations and (iv) amortization of right-of-use assets due to the adoption of IFRS 16.
•Costs to deploy merchant equipment consist of third-party supplier logistics services and internal and external costs related to delivery of leased equipment to merchants and other supply chain costs.
•Personnel expenses are divided between cost of services, administrative expenses and selling expenses. Personnel expenses included in cost of services relate to customer relations personnel, certain personnel in our technology team, logistics personnel, and other personnel that support our transaction processing and other services.
•Payment scheme license fees under cost of services are fees paid to Visa, Mastercard and other card schemes to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.
•Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event a billing dispute between a cardholder and merchant is not resolved in favor of the merchant. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargeback or refund from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refund due to closure, bankruptcy, or other circumstances, and, we bear the loss for the amounts paid to the cardholder.

Administrative expenses
Administrative expenses represent the amounts that we spend on back-office activities, quality control, indirect relations with our clients and overhead. These amounts consist of certain personnel expenses, depreciation and amortization and other expenses.
•The portion of our personnel expenses that form part of our administrative expenses relate to our finance, legal, human resources, administrative, and other administrative personnel, including new software companies’ team.
•The portion of our third parties services expenses include (i) fees paid for professional services, including legal, tax and accounting services, (ii) expenses associated with annual and quarterly reporting, investor relations, register and transfer agent fees, incremental insurance costs, and accounting and legal services and also (iii) expenses associated to the Linx Transaction, mostly related to legal and advisory services.
•The portion of our depreciation and amortization expenses that forms part of our administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office, back-office, and other operations, (ii) the amortization of acquired intangibles for customer relationships and brand, (iii) the amortization of software developed internally to support our head office and back-office needs and (iv) depreciation of right-of-use assets due to the adoption of IFRS 16.
•The portion of our other costs that form part of our administrative expenses includes items such as travel, lodging, insurance, facilities, rent, consultancy fees, reimbursement of staff expenses and office supplies.
Selling expenses
Selling expenses represent the amounts we spend on commercial teams, marketing, publicity, commissions for third-party commercial partners, depreciation expenses and expenses associated to the sales team.
•The portion of our personnel expenses that form part of selling expenses relates to our commercial team which has direct interactions with potential and existing clients. The main portion of this team are individuals who act in a direct sales model.
•The portion of our commissions for third-party commercial sales partners that form part of our selling expenses relates to amounts paid for sales partners or franchisees that act directly with potential clients in some determined areas. These sales partners are generally paid in accordance with a profit-sharing model and are paid monthly.
•The portion of marketing and advertising expenses included in our selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in internet search platforms and expenses incurred in relation to trade marketing at events.
•The portion of our depreciation expenses included in selling expenses relates to the right-of-use assets due to the adoption of IFRS 16.
Financial expenses, net
Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the cost of swaps relating to our foreign currency borrowings and (v) bank services fees.
To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by card issuers to certain banks, (ii) with capital raised by securitizing the receivables owed to us by card issuers and credit operations through currently three significant FIDCs, namely FIDC AR2, FIDC AR3 and FIDC SOMA 3, (iii) through our general third-party borrowings and (iv) with our own capital. In 2017, we set up two Brazilian special purpose investment funds, FIDC AR1 and FIDC AR2. In 2020, we set up two additional Brazilian special purpose investment funds, FIDC AR3 to purchase and hold receivables and FIDC SOMA 3 to purchase and hold credit operations, through which we have raised capital to finance our working capital solutions. These FIDCs are controlled by us, and raised capital by issuing senior and/or mezzanine quotas in the FIDCs to outside investors, who receive a return on these investments. For further information regarding these FIDCs, see note 18 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Note on the impact of different funding sources in our operating and financing cash flows.”
All of our bank borrowings and senior and/or mezzanine quota holder obligations in FIDC AR2, FIDC AR3 and FIDC SOMA 3 as of December 31, 2020, 2019, 2018 and 2017 were denominated in Brazilian reais.

Other operating expenses, net
Other operating expenses, net consist mainly of share-based payments, contingencies, donations and miscellaneous income and/or expense items.
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
Share-based awards in connection with our initial public offering and follow-on offering
In September 2018, we granted new awards of restricted share units (RSUs) and stock options. In addition, we converted all outstanding Phantom Shares to RSU awards. These awards are equity settled, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. We granted 5,396,454 awards (including pursuant to the Phantom Share conversion), and, after giving effect to the acceleration of certain awards in connection with our initial public offering to allow recipients to participate in our initial public offering, such awards have the following aggregate vesting schedule: approximately 6% vested at the initial public offering, approximately 9% will vest in four years, approximately 18% will vest in five years, approximately 21% will vest in seven years, and approximately 46% will vest in 10 years. The aggregate share-based compensation expense associated with such RSU and stock option awards will be recognized over the vesting periods described above. We incurred R$121 million and R$64 million of share-based compensation expense (including taxes and social charges) associated with these awards vesting in the fiscal years ending December 31, 2020 and December 31, 2019, respectively. As the award is part of an one-off share-based payment pool related to our initial public offering, all incurred future share-based compensation expenses associated with such share pool will be adjusted in our calculation of adjusted net income.
Loss on investment in associates
Loss on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.
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
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2020 and 2019.

	For the Year Ended December 31,
	2020	2019	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	1,144.1	770.3	373.8	48.5%
Net revenue from subscription services and equipment rental	388.0	331.6	56.4	17.0%
Financial income	1,647.0	1,287.8	359.2	27.9%
Other financial income	140.7	186.4	(45.7)	(24.5)%
Total revenue and income	3,319.8	2,576.0	743.7	28.9%
Cost of services	(769.9)	(427.0)	(342.9)	80.3%
Administrative expenses	(392.5)	(285.8)	(106.7)	37.3%
Selling expenses	(505.9)	(360.6)	(145.3)	40.3%
Financial expenses, net	(339.8)	(353.5)	13.7	(3.9)%
Other operating expenses, net	(177.1)	(57.7)	(119.4)	206.9%
Loss on investment in associates	(6.9)	(0.8)	(6.1)	762.5%
Profit (loss) before income taxes	1,127.7	1,090.7	37.0	3.4%
Income tax and social contribution	(290.2)	(286.5)	(3.7)	1.3%
Profit (loss) for the year	837.5	804.2	33.3	4.1%
Profit (loss) for the year
Owners of the parent	854.1	803.2	50.9	6.3%
Non-controlling interests	(16.6)	1.0	(17.6)	(1760.0)%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.95	R$2.90	R$0.05	1.7%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.91	R$2.85	R$0.06	2.1%
TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
TPV (in billions)	209.9	129.1	80.8	62.6%
Active clients (in thousands)	652.6	480.9	171.7	35.7%

As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2020, both in TPV and active clients, was driven mainly by our Stone Hubs, both through new Stone Hub openings and growing market share within existing Stone Hubs, which enabled us to onboard new SMB merchants and grow transaction volumes from existing and new clients. We also took part in Coronavoucher transactions mainly through our integrated partners, favorably impacting our transaction volumes in R$30.7 billion for the year ended on December 31, 2020.
Total revenue and income
Total revenue and income was R$3,319.8 million for the year ended December 31, 2020, an increase of R$743.9 million or 28.9% from R$2,576.0 million for the year ended December 31, 2019. Total revenue and income growth in 2020 was driven primarily by the 62.6% higher TPV year over year, partially compensated by a lower year over year take rate, mostly as a result of (i) Coronavoucher volumes, which have lower take rates, (ii) lower base rate in the country, impacting prepayment prices from larger accounts and (iii) different impacts related to COVID-19 pandemic.

	For the Year Ended December 31,
	2020	2019	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

Net revenue from transaction activities and other services	1,144.1	770.3	373.8	48.5%
Net revenue from subscription services and equipment rental	388.0	331.6	56.5	17.0%
Financial income	1,647.0	1,287.8	359.3	27.9%
Other financial income	140.7	186.4	(45.7)	(24.5)%
Total revenue and income	3,319.8	2,576.0	743.9	28.9%
Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$1,144.1 million for the year ended December 31, 2020 an increase of R$373.8 million or 48.5% from R$770.3 million for the year ended year over year December 31, 2019. This increase was primarily attributable to the R$80.8 billion growth in TPV.
Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$388.0 million for the year ended December 31, 2020, an increase of R$56.5 million or 17.0% from R$331.6 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in the number of active SMB clients, partially offset by lower average subscription per client, which is mainly a result of additional new-client subscription incentives
Financial income. Financial income for the year ended December 31, 2020 was R$1,647.0 million, an increase of R$359.3 million or 27.9% from R$1,287.8 million for the year ended December 31, 2019, primarily attributable to the 62.6% growth in TPV year over year, combined with the evolution of our credit offering. These effects were partially offset by a higher proportion of debit over credit as a result of COVID-19 effects in the economy, as well as lower prepayment prices, especially in large clients, as a result of the lower base rate in the country.
Other financial income. Other financial income was R$140.7 million for the year ended December 31, 2020, a decrease of R$45.7 million from the year ended December 31, 2019, mainly due to the lower base rate, which resulted in lower yields on the Company's cash balance and short-term investments, even after considering the cash raised in our follow on offering in August, which amounted to USD 1.5 billion.
Cost of services
Cost of services for the year ended December 31, 2020 were R$769.9 million, an increase of R$343.0 million, or 80.3%, from R$427.0 million for the year ended December 31, 2019. Cost of services as a percentage of total revenue and income was 23.2% for the year ended December 31, 2020, 6.6p.p higher than the 16.6% reported in the year ended December 31, 2019. The increase in our cost of services was primarily driven by (i) higher provisions and losses (not including provisions for delinquency related to our credit product); (ii) investment in technology and customer service personnel, including severance costs; (iii) higher card brand fees, mainly due to a one-time fine from a card scheme in the amount of R$14.0 million related to the non-usage of a specific product called 3DS; and (iv) higher depreciation and amortization expenses.

Administrative expenses
Administrative expenses for the year ended December 31, 2020 were R$392.5 million, an increase of R$106.7 million or 37.3% from R$285.8 million for the year ended December 31, 2020. Administrative expenses as a percentage of total revenue and income was 11.8% for the year ended December 31, 2020, 0.7p.p. higher than the 11.1% reported for the year ended December 31, 2019. The increase in our administrative expenses was primarily driven by (i) higher third-party services, including advisory and legal services hired in the context of the Linx Transaction and (ii) higher personnel expenses. These effects were partially offset by lower travel expenses as a result of remote working and travel restrictions related to the COVID-19 pandemic.
Selling expenses
Selling expenses were R$505.9 million for the year ended December 31, 2020, an increase of R$145.3 million or 40.3% from R$360.6 million for the year ended December 31, 2019, primarily attributable to an increase in personnel expenses due to higher average headcount in the sales team in 2020 compared to 2019 and higher investments in marketing campaigns, mostly in TON.
Financial expenses, net
Financial expenses, net were R$339.8 million for the year ended December 31, 2020, a decrease of R$13.7 million from R$353.5 million for year ended December 31, 2019. This decrease was mainly due to (i) lower cost of funds as a result of the lower base rate in Brazil, (ii) higher use of own cash to fund the prepayment operation and (iii) increased efficiency, which more than compensated the higher prepaid volumes in the year..
Other operating expenses, net
Other operating expenses, net were R$177.1 million for the year ended December 31, 2020, an increase of R$119.4 million or 206.9% from R$57.7 million for the year ended December 31, 2019. This is mainly related to higher share-based compensation expenses, due to tax and social charges provisions in relation to the appreciation of our shares in the second, third and fourth quarters of 2020, in addition to donations related to COVID-19. .
Loss on investment in associates
Losses on investments in associates for the year ended December 31, 2020 were R$6.9 million, or a change of R$6.1 million from $0.8 million for the year ended December 31, 2019.
Profit before income taxes
Profit before income taxes was R$1,127.7 million for the year ended December 31, 2020, an increase of R$37.0 million from a profit before income taxes of R$1,090.7 million of profit before income taxes for the year ended December 31, 2019.
Income tax and social contribution
Our total effective tax rate for the year ended December 31, 2020 was 25.7%, compared to 26.3% for the year ended December 31, 2019.
For further information about our income taxes, see note 11 to our audited consolidated financial statements.
Net income for the year
Net income was R$837.5 million for the year ended December 31, 2020 an increase of R$33.3 million from a net income of R$804.2 million for the year ended December 31, 2019. The main factors that contributed to the growth in net income were: (i) increase in total revenue and income, primarily due to higher TPV and our focus on growing our base of SMB merchants, combined with the evolution of our credit offering; and (ii) reduced cost of funds, as a result of the lower base rate in the country, higher efficiency and an increase in the use of own cash to fund our prepayment operation. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

Adjusted net income
Adjusted net income was R$958.2 million for the year ended December 31, 2020 an increase of R$101.1 from R$857.1 million for the year ended December 31, 2019. The main factors that contributed to the growth in adjusted net income were the same mentioned above.
Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2019 and 2018.

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	770.3	514.6	255.7	49.7%
Net revenue from subscription services and equipment rental	331.6	213.7	117.9	55.2%
Financial income	1,287.8	801.3	486.5	60.7%
Other financial income	186.4	49.6	136.8	275.8%
Total revenue and income	2,576.0	1,579.2	996.8	63.1%
Cost of services	(427.0)	(323.0)	(104.0)	32.2%
Administrative expenses	(285.8)	(252.9)	(32.9)	13.0%
Selling expenses	(360.6)	(190.2)	(170.4)	89.6%
Financial expenses, net	(353.5)	(301.1)	(52.4)	17.4%
Other operating expenses, net	(57.7)	(69.3)	11.6	(16.7)%
Loss on investment in associates	(0.8)	(0.4)	(0.4)	100.0%
Profit (loss) before income taxes	1,090.7	442.3	648.4	146.6%
Income tax and social contribution	(286.5)	(137.1)	(149.4)	109.0%
Profit (loss) for the year	804.2	305.2	499.0	163.5%
Profit (loss) for the year
Owners of the parente	803.2	301.2	502.0	166.7%
Non-controlling interests	1.0	4.0	(3.0)	(75.0)%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.90	R$1.30	R$1.60	123.1%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.85	R$1.29	R$1.56	120.9%
TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except for amounts per share

TPV (R$ billions)	129.1	83.4	45.7	54.8%
Active Clients (in thousands)	495.1	269.1	226.0	84.0%
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

	For the Year Ended December 31,
	2019	2018	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Net revenue from transaction activities and other service	770.3	514.6	255.7	49.7%
Net revenue from subscription services and equipment rental	331.6	213.7	117.9	55.2%
Financial income	1,287.8	801.3	486.5	60.7%
Other financial income	186.4	49.6	136.8	275.8%
Total revenue and income	2,576.0	1,579.2	996.8	63.1%
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
Net income for the year
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
Liquidity
Our sources of liquidity have primarily been derived from our: (i) sale of our receivables from card issuers to banks, (ii) funding from the issuance of senior quotas in FIDC AR2, FIDC AR3 and FIDC SOMA 3, (iii) bank borrowings and (iv) capital contributions and cash flows from operations. Our primary capital needs relate to funding include: (i) funding our working capital and credit solutions to clients; (ii) purchase of POS equipment; (iii) investment in product development; and (iv) selective acquisitions. We believe our current working capital is sufficient for our present requirements.
The following table is a summary of the generation and use of cash in the years ended December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020	2019	2018
	R$ millions
Liquidity and Capital Resources:
Cash and cash equivalents	2,447.0	968.3	297.9
Net cash provided / (used) in operating activities	56.5	(2,651.8)	(2,415.6)
Net cash used in investing activities	(5,809.0)	(437.6)	(2,737.1)
Net cash provided by financing activities	7,216.2	3,757.9	4,794.9
Foreign exchange in cash equivalents	15.0	1.8	13.8
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$8,128.1 million as of December 31, 2020, R$2,937.0 million as of December 31, 2019 and R$2,770.6 million as of December 31, 2018. For more information, see note 7 to our audited consolidated financial statements.
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
Our net cash provided by (used in) financing activities has consisted of proceeds from capital contributions, amounts we raised from senior quota holders of FIDC AR1, FIDC AR2, FIDC AR3 and FIDC SOMA the net amount of proceeds from borrowings and amortization of debt and finance leases, repurchases of our own shares and acquisitions of Non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Indebtedness and FIDC Senior Quota Holder Obligations.”

Note on the impact of different funding sources in our operating and financing cash flows
A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operation, we predominantly use one of the following sources of funding: (i) the sale of our receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior and/or mezzanine quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) by deploying our own capital from capital contributions or cash flows from operations. These funding options lead to different effects on our balance sheet and statement of cash flows:
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
(ii)    Issuance of FIDC senior and/or mezzanine quotas: when we launch a new FIDC in order to raise capital, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on our balance sheet as cash and as a liability to senior and/or mezzanine quota holders. We then transfer our receivables from card issuers from our operating subsidiary to the FIDC and use the cash to fund our prepayment operations. As a result of consolidating the FIDC in our financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on our consolidated balance sheet. This set of transactions generates a positive impact on our cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.
(iii)    Debentures and private loans: when we issue a debenture or takes a private loan, the effect on the our balance sheet and statement of cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.
(iv)    Deployment of our own capital: when we use our own capital to fund prepayment operations, we do not sell our receivables from card issuers and they remain on our balance sheet. However, our Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.
Note on the impact of different funding sources for our credit solution in the financial statements
Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:
(i)     Bilateral agreements with third-party financial institutions: the company may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.
(ii)     Issuance of FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine FIDC quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior and/or mezzanine quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.
(iii)     Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash provided by/(used in) Operating Activities.
(iv)     Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash provided by/(used in) Operating Activities.
Loan assets held in the Company´s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.

Net cash used in operating activities
For the year ended December 31, 2020, net cash provided in operating activities was R$56.5 million, primarily as a result of:
•Net income of R$837.5 million combined with non-cash expenses consisting primarily of interest, monetary and exchange variations, gain, of R$283.9 million, and depreciation and amortization of R$256.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2020 was R$153.5 million.
•Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$934.5 million, principally due to:
(i)    an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$2,081.9 million, driven by the growth in TPV and other sources of funding such as FIDC and borrowings; and
(ii) an increase in the balance of trade accounts receivable and other assets which led to negative cash flows of R$1,362.4, mainly related to the growth in our credit offering;
(iii)    partially offset by an increase in the balance of accounts payable which led to positive cash flows of R$1,379.1 million, mainly driven by the growth of our TPV which in turn was partially offset by the growth/decrease of prepayments made to clients under our working capital solutions offering.
•In addition, amounts received from interest income of R$1,172.8 million, income tax and social contribution paid of R$157.7 million, and interest paid of R$177.6 million generated a net inflow of R$837.5 million.
For the year ended December 31, 2019, net cash used in operating activities was R$2,651.8 million, primarily as a result of:
•Net income of R$804.2 million combined with non-cash expenses consisting primarily of other financial costs and foreign exchange, net of R$110.7 million, and depreciation and amortization of R$163.4 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2019 was R$403.4 million.
•Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$4,610.8 million, principally due to:
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
•In addition, amounts received from interest income of R$1,191.1 million, income tax and social contribution paid of R$171.3 million, and interest paid of R$268.5 million generated a net inflow of R$751.3 million.
For the year ended December 31, 2018, net cash used in operating activities was R$2,415.6 million, primarily as a result of:
•Net income of R$305.2 million combined with non-cash expenses consisting primarily of other financial costs and foreign exchange, net R$126.8 million, and depreciation and amortization of R$92.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2018 was R$255.9 million.
•Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$3,262.6 million, principally due to:
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
•In addition, amounts received from interest income of R$514.8 million, income tax and social contribution paid of R$87.4 million, and interest paid of R$141.4 million generated a net inflow of R$285.9 million.

Net cash used in investing activities
Net cash used in investing activities for the year ended December 31, 2020 was R$5,809.0 million, compared to R$437.6 million of net cash used in investing activities for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 was mainly driven by (i) the investment of R$5,069.1 million of cash on hand from follow-on in short-term securities, (ii) R$455.1 million in capex and (iii) the investment of R$291.9 million in the acquisition of subsidiaries and associates, mainly software companies.
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
Net cash provided by financing activities
Net cash provided by financing activities in the year ended December 31, 2020 was R$7,216.2 million, compared to net cash provided by financing activities of R$3,757.9 million for the year ended December 31, 2019. Net cash provided by financing activities was mainly driven by the proceeds from follow-on of 7,832.6 million.
Net cash provided by financing activities in the year ended December 31, 2019 was R$3,757.9 million, compared to net cash provided by financing activities of R$4,794.9 million for the year ended December 31, 2018. The increase was mainly driven by the proceeds from FIDC senior quota holders of R$1,640.0 million and issuance of borrowings, net of payments, of R$2,157.0 million in 2019.
Indebtedness and FIDC Quota Holder Obligations
As of December 31, 2020, we had outstanding debt and FIDC quota holder obligations in the aggregate amount of R$6,083.8 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2020 and 2019:

	Average annual interest rate %	Maturity	At December 31, 2020 Amount (R$ million)	At December 31, 2019 Amount (R$ million)

Obligations to FIDC AR quota holders (i)	106.0% of CDI Rate(1) / CDI Rate(1) + 1.50%	Jun/21, Aug/23	1,939.6	2,070.5
Obligations to FIDC TAPSO quota holders (ii)	CDI Rate(1) + 1.15%	Mar/21	20.5	20.4
Leases	111.0% of CDI Rate(1)	—	–	1.5
Leases (iv)	105.7% - 151.8% of CDI Rate(1)	Jan/21 - Jun/29	48.9	35.8
Bank borrowings (v)	CDI Rate(1) + 0.68% / CDI Rate(1) + 1.20%	Jan/21 - Mar/21	390.8	1,777.1
Loans with private entities (vi)	109.8% of CDI Rate(1)	Sep/21	745,1	738.5
Debentures (vii)	109.0% of CDI Rate(1)	Jul/22	–	395.0
Current portion of debt			3,144.9	5,038.8
Obligations to FIDC AR quota holders (i)	106.0% of CDI Rate(1) / CDI Rate(1) + 1.50%	Jun/21, Aug/23	2,174.7	1,620.0
Obligations to FIDC SOMA III quota holders (iii)	CDI Rate(1) + 4.0% / CDI Rate(1) + 7.0%	Dec/23	239.8	–
Leases (iv)	105.7% - 151.8% of CDI Rate(1)	Jan/21 - Jun/29	126.0	87.5
Debentures (vii)	109.0% of CDI Rate(1)	Jul/22	398.4	–
Non-current portion of debt			2,540.5	1,707.5
Total Debt			6,083.8	6,746.3

(1)	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(i)    Obligations to FIDC AR quota holders
The FIDC AR I and FIDC AR II were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas.
In 2017, three series of senior quotas were issued under these FIDCs, with a total amount of R$ 2,059,500 and maturity in 2020. The payment of interest was made every six months and, at the end of the third annual period, the senior quotas were fully redeemed. The benchmark return rate was 106.8% of the CDI rate. In June 2020, after the fully amortization of senior quotas, FIDC AR I was ended.
In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$1,620,000, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.5% per year.
(ii)    Obligations to FIDC TAPSO quota holders
In October 2019, we raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 we negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.
(iii)    Obligations to FIDC SOMA III quota holders
In December 2020, we completed the issuance of R$ 580,000 of FIDC SOMA III quotas, raising R$ 493,000 in third-party capital for our credit solution, of which R$ 246,500 were received in 2020. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone holds the subordinated quotas. The senior quotas reached R$ 348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$ 145,000 and the benchmark return rate is CDI + 7.0% per year.
(iv)    Leases
We have lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, we are restricted from assigning and subleasing the leased assets.
(v)    Bank borrowings
During 2019 we increased our options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity. As of December 31, 2020, the outstanding balance was R$ 390,830, whose annual price range is from CDI + 0.68% to CDI + 1.20%.
(vi)    Loans with private entities
On October 1, 2018, we entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, whose benchmark return rate was 103.0% of the CDI Rate and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.
In October 2019 we renewed this loan contract for another two years, with a benchmark return rate equivalent to 109.8% of the CDI rate.

(vii)    Debentures
On June 12, 2019 Stone approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone’s accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.
Bilateral loan facilities
In addition, in March 2020 the Group entered into two US$ 100,000 bilateral loans each indexed to the Brazilian real, totaling US$ 200,000, with maturity in 90 days from the execution dates. The debt facilities bear interest at the annual rates of 4.085% and CDI + 0.85%, respectively. The first loan was paid in June 2020 and the second had the maturity postponed and was paid in September 2020, with a new rate equivalent to CDI + 3.00% per year.
As of December 31, 2020, we had approximately R$1,220 million of unused borrowing capacity under revolving credit lines we have entered into with commercial banks. For further information on our financing activities, see note 18 to our audited consolidated financial statements.
Capital Expenditures
Capital expenditures comprise purchases of intangible assets and property and equipment.
In the year ended December 31, 2020, we made capital expenditures of R$455.1 million. Of these, R$372.1 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$83.0 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.
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
We estimate that our capital expenditures for 2021 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.

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
Consolidation of structured entities
We consider the FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO to be structured entities as defined by IFRS 10. The participation of the Group in each of them is stated as follows:

	Subordinated quotas – held by the Group	Senior and/or mezzanine quotas – held by third parties

FIDC AR II	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	Approximately 15% of the total outstanding quotas	Approximately 85% of the total outstanding quotas

Single class of quotas
FIC FIM STONECO	100% held by the Group
The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIDCs. In addition, FIDC’s senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, we are entitled to the full residual value of the entities, if any, and thus we have the rights to their variable returns.
In accordance with IFRS 10, we concluded we control FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. For further information, see note 18 to our audited consolidated financial statements.
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
For further information, including sensitivity analysis see note 27 to our consolidated financial statements
Revenue recognition
Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps: (1) Identification of the contract with a client, (2) Identification of the performance obligations in the contract, (3) Determination of the transaction price, (4) Allocation of the transaction price to the performance obligations in the contract, (5) Recognition of revenue when or as the entity satisfies a performance obligation.
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
As of December 31, 2020, 2019 and 2018, we do not hold indefinite life intangibles assets, except for goodwill.
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
We performed our annual impairment test as of December 31, 2020, 2019 and 2018, which did not result in the need to recognize impairment losses on the carrying value of goodwill. For further information, including sensitivity analysis see note 13 to our consolidated financial statements
Share-based payments
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
Application of New Accounting Standards and New Accounting Policies
On January 1, 2020 we applied the following accounting standards. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.20 to our audited consolidated financial statements included elsewhere in this annual report.
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
We adopted the amendments on its effective date, January 1, 2020 and had no material impacts recognized in our financial statements.

Amendments to IAS 1 and IAS 8: Definition of Material
IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.
In particular, the amendments clarify:
•that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and
•the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.
We adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in our financial statements.
Revised Conceptual Framework for Financial Reporting
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
No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.
We adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in our financial statements.
New Accounting Standards under IFRS
Certain IFRS standards and interpretations that have been issued but that are not in effect until January 1, 2021 could impact the presentation of our financial position or performance once they become effective. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.20.2 to our audited consolidated financial statements included elsewhere in this annual report.
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
E.    Off-balance sheet arrangements
As of December 31, 2020, we did not have any off-balance sheet arrangements.
F.    Tabular disclosure of contractual obligations
Our contractual obligations at December 31, 2020 were as follows:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Debt and FIDC quota holder obligations	6,169	3,215	1,731	1,223	—
Leases(2)	173	48	64	20	41
Total	6,342	3,263	1,795	1,243	41

(1)	Amounts refer to contractual undiscounted cash flows.
(2)	Consists of office leases, software leases and lease and insurance costs for motorcycles used by our Green Angels.
G.    Safe harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and senior management
Board of Directors
We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Companies Act.
Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, appointing and removing our executive officers, and appointing our independent auditors.
Our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of our board of directors hold office for a one-year term, as of our last annual general meeting held on December 11, 2020.
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

The following table presents the names of the members of our board of directors:

Name	Age	Position

André Street(1)	36	Director and Chairman
Eduardo Cunha Monnerat Solon de Pontes(1)	42	Director and Vice Chairman
Roberto Moses Thompson Motta(1)(2)	63	Director
Thomas A. Patterson	55	Director
Ali Mazanderani	39	Director
Silvio José Morais(2)	58	Director
Luciana Ibiapina Lira Aguiar (2)	47	Director

(1)	Member of our Compensation Committee
(2)	Member of our Audit Committee.
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
Eduardo Cunha Monnerat Solon de Pontes is the Vice Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Pontes is a founding partner of ACP Investments Ltd - Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., and Stone Pagamentos S.A. and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. He has also served on the board of directors of several companies, whether in a capacity as member or advisor, including Site Blindado S.A. and MOIP Pagamentos S.A. In 2005, he founded Braspag Tecnologia em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009. In 2007, he founded Netcredit, a consumer credit company that is geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Between 2012 and 2015, he served as indirect controlling shareholder of Sieve Group Brasil Tecnologia S.A. through certain investment vehicles. Mr. Pontes served as the CEO of Stone Pagamentos S.A. since its inception until early 2018 is currently the CEO of SaltPay Co, a payment services provider focused on small and medium businesses based in Europe. . Mr. Pontes completed studies in data processing from the Pontifícia Universidade Católica do Rio de Janeiro in 2000, an MBA degree in e-business from Fundação Getulio Vargas in 2001, and also completed the Owner President Manager Program at Harvard Business School in 2010. We believe that Mr. Pontes is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a founder of certain of our subsidiaries and one of our executives since inception.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. He has held the position of member of the Advisory Committee of DLP Capital LLC since 2014. Mr. Thompson Motta serves as Chairman of our Finance Committee and Vice-chairman of our Compensation Committee. Mr. Thompson Motta has served as a member of the board of directors of Anheuser-Busch InBev since 2020, of Restaurant Brands International Inc. since 2014, of AmBev S.A since 1999.. He also served as a member of the board of directors of Lojas Americanas S.A. from 2001 until 2020, and of São Carlos Empreendimentos e Participações S.A. from 2001 until 2020. Mr. Thompson Motta is one of the founding partners of 3G Capital Inc., and continues to serve as a member of its investment committee. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Thompson Motta is well qualified to serve as a member of our board of directors given his extensive experience in the financial technology sector and background as a member of the Advisory Committee of DLP Capital LLC.
Thomas A. Patterson is a member of our board of directors, a position he has held since 2018. Mr. Patterson is a General Partner at Madrone Capital Partners, an investment firm based in Menlo Park, California that focuses on investments in founder/family owned businesses, the emerging middle class in China and Brazil, and clean energy technology. Prior to joining Madrone, he was at Weston Presidio, a private equity firm focused on growth equity and leveraged buyout transactions, from 1995 until 2004. Prior to Weston Presidio, he worked for four years at McKinsey & Company and focused on the financial services and building materials industries. Mr. Patterson serves on the Boards of Stone Co. and Barry-Wehmiller. He is active in private land conservation and is a trustee of the Montana Land Reliance and Rare. He holds an MBA from Harvard Business School and an AB in history from Harvard College where he rowed on the Crimson’s varsity lightweight crew team. We believe that Mr. Patterson is well qualified to serve as a member of our board of directors given his extensive experience and background in the financial services sector.
Ali Mazanderani is a member of our board of directors, a position he has held since 2018. He is the co-founder and chairman of SaltPay. He is also a non-executive director on the board of Network International in Dubai and Net 1 UEPS in South Africa. Mr. Mazanderani was formerly a Partner at Actis, an emerging private equity firm, where he led multiple landmark fintech investments globally. . Prior to his career at Actis, Mr. Mazanderani was the lead strategy consultant for First National Bank based in Johannesburg and prior to that, he advised private equity and corporate clients for OC&C Strategy Consultants in London. He holds a Bachelors degree in Economics from the University of Pretoria, a Masters in Economics from Oxford University, a Masters in Economic History from the London School of Economics, a Masters in Business Law from the University og St. Gallen and an MBA
Silvio José Morais is a member of our board of directors, a position he has held since 2019. Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. from 1998 to 2018, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct Tax functions. Between 1988 and 1998, he held various other positions at Ambev S.A. Between 2008 and 2019 he also served as an officer at IAPP – Instituto Ambev de Previdencia Privada, and has been a board member since March 2019. Mr. Morais is also a board member, a position he has held since 2017, and an executive director, a position he has held since 2018, of FUNDAÇÃO ANTONIO E HELENA ZERRENNER. Since May 2019 he is board member at FALCONI Participações S.A., the entity which controls FALCONI Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP.
Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Mrs. Aguiar is also partner of a Brazilian law firm Bocater, Camargo, Costa e Silva Advogados. Prior to that Mrs. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for 2 and half years. Mrs. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly-held companies. Mrs. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master degree in Tax Law from Fundação Getúlio Vargas.
Alternate Directors
Our Articles of Association provide, as allowed by the Cayman Companies Act, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place. Unless the appointing director limits the time or scope of the appointment of the alternate director, the appointment is effective for all purposes until the appointing director ceases to be a director or removes the alternate director.

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
The following table lists our current executive officers:

Name	Age	Position

Thiago dos Santos Piau	31	Chief Executive Officer
Augusto Barbosa Estellita Lins	58	President
Marcelo Bastianello Baldin	38	Vice President, Finance
Rafael Martins Pereira	35	Investor Relations Executive Officer
Felipe Salvini Bourrus	37	Chief Technology Officer
Vinícius do Nascimento Carrasco	44	Chief Economist & Regulatory Affairs Executive Officer
Lia Machado de Matos	44	Chief Strategy Officer
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
Augusto Barbosa Estellita Lins is our President, a position he has held since 2018. He is responsible for our overall operations and procedures, and the support to distribution channels and our investments. In 2020, Augusto has also become responsible for overseeing and coordinating the Company’s social responsibility and sustainability team. Prior to joining Stone Co., he served as Commercial Director at Redecard from 2011 to 2013 where he was responsible for managing the relationship with merchants and oversaw the sales team. Between 2001 and 2011, he served as Director in different capacities at Itaú Unibanco, Hipercard Banco Múltiplo and Cartāo Unibanco where he was responsible for marketing credit cards and consumer financial products, including personal loans, insurance products and installment plans. Between 1993 and 2001, he served as Corporate Finance Director at ING Bank, where he participated in numerous mergers and acquisitions, structured debt financings and other capital market transactions involving Brazilian and Latin American companies. Prior to joining ING Bank, he worked in the corporate finance department at N M Rothschild & Sons in England, Portugal, Spain and the United States, where he participated in several structured transactions. Mr. Lins received a degree in electric engineering from the Universidade Federal do Rio de Janeiro in 1985, an MBA degree in Finance from Boston University School of Management in 1990 and completed an advanced management program in Business Administration from Fundação Dom Cabral/INSEAD in 2004. He also participated in the Owner President Manager Program at Harvard Business School in 2017.
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

Rafael Martins Pereira is our Investor Relations Executive Officer, a position he has held since 2018. Prior to joining Stone Co., from 2012 to 2017 he served as an analyst and financial advisor for 3G Capital Group, providing support to the Board of companies such as Lojas Americanas S.A., B2W Companhia Digital S.A., Anheuser Busch InBev SA/NV, São Carlos Empreendimentos e Participacões S.A. and Restaurant Brands International Inc., in connection with new investments, mergers and acquisitions, strategic planning, compensation, budget planning, among others. Prior to that, he served as an investment banking analyst at Goldman Sachs from 2010 to 2012. Mr. Martins was also the founder of Exotic Cafés, where he served as a director until 2010. Between 2005 and 2006 he was an associate at the Barbosa de Souza Advogados law firm and he previously worked at the General Consulate of Canada in São Paulo. Mr. Martins received a law degree from Universidade de São Paulo in 2008 and a bachelor’s degree in Business Administration from Fundação Getúlio Vargas in 2010.
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
Lia Machado de Matos is our Chief Strategy Officer, a position she has held since 2016. She is responsible for designing our strategy and leading the implementation of key strategic initiatives. Since 2021, she serves as a Board Member to Ambev S.A. Prior to joining Stone Co., she served as a Family Office Director for Varbra between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2020, the aggregate compensation expense for the members of the Board of Directors and Stone Co.’s executive officers for services in all capacities was R$47.5 million, which includes both benefits paid in kind and variable compensation.
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
On September 1, 2018, we adopted the LTIP to enable us to grant equity-based awards to our employees and other service providers with respect to our Class A common shares, and we granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals in connection with the successful completion of our initial public offering. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration. As of December 31, 2020, there were RSUs including the Phantom Shares outstanding with respect to 4,370,192 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92 The terms of the LTIP are described in more detail below under “—Omnibus Equity Plan”
Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for 5,333,202 new Class A common shares (939,708 subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. As of December 31, 2020, there were Co-Investment Shares outstanding with respect to 689,081 Class A common shares subject to a lock-up period. In addition, we intend to release transfer restrictions applicable to a number of Co-Investment Shares.
Certain of our founding partners and senior executives have received a one-time indirect issuance of our fully vested Class C shares, or the Class C shares, which permitted the holders of such shares to participate in our initial public offering. In connection with our initial public offering, the Class C shares were converted into Class B shares, of which there were 1,089,867 Class A shares and 1,304,951 Class B shares outstanding as of December 31, 2020 (5,881,050 Class B shares outstanding as of December 31, 2019). These shares are subject to a lock-up period.
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
Omnibus Equity Plan
In September 2018, we adopted, and our board of directors approved, the LTIP for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward individuals to perform at the highest level. The LTIP governs the issuances of equity incentive awards with respect to our Class A common shares. At the time of adoption, we reserved a maximum share capacity under the Plan of 7,442,316 Class A common shares (which represents a pool that was approved by our pre-IPO shareholders for equity incentives to our key employees), of which there were 1,170,763 Class A common shares remaining as of December 31, 2020 (1,445,279 as of December 31, 2019). We intend to use this remaining share pool for future issuances.
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
Audit Committee
The audit committee, which consists of Roberto Moses Thompson Motta, Silvio José Morais and Luciana Ibiapina Lira Aguiar, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Silvio José Morais is the chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Roberto Moses Thompson Motta, Silvio Jose Morais and Luciana Ibiapina Lira Aguiar are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Roberto Moses Thompson Motta, Silvio José Morais and Luciana Ibiapina Lira Aguiar satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.
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
Foreign Private Issuer Status
We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;
•the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;
•the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and
•the requirement under Section 5635 of Nasdaq listing rules that requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
D.    Employees
As of December 31, 2020, 2019, 2018 and 2017, we had 7,239, 5,938, 3,574 and 2,806 full-time employees, respectively. As of December 31, 2020, 1,448 of these employees were based in our offices in São Paulo, 2,549 of these employees were based in our offices in Rio de Janeiro, and 3,242 were based in other cities elsewhere in Brazil. We also engage consultants as needed to support our operations.
The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total

Administrative	860	11.9%
Operations	1,992	27.5%
Technology and Product Development	1,018	14.1%
Sales and Marketing	3,369	46.5%
Total	7,239	100,0%
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

E.    Share ownership
The following table presents the beneficial ownership of our shares owned by our directors and officers as of March 15, 2021. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%

André Street (2)	3,648,823	1.4%	46,041,185	100.0%	64.1%
Eduardo Cunha Monnerat Solon de Pontes (3)	3,648,823	1.4%	46,041,185	100.0%	64.1%
Roberto Moses Thompson Motta	—	—	—	—	—
Thomas A. Patterson (4)	25,339,276	9.6%	—	—	3.5%
Ali Mazanderani	—	—	—	—	—
Silvio José Morais	—	—	—	—	—
Luciana Ibiapina Lira Aguiar
Thiago dos Santos Piau	*	*	—	—	*
Augusto Barbosa Estellita Lins	*	*	—	—	*
Marcelo Bastianello Baldin	*	*	—	—	*
Rafael Martins Pereira	*	*	—	—	*
Felipe Salvini Bourrus	*	*	—	—	*
Vinícius do Nascimento Carrasco	—	—	—	—	—
Lia Machado de Matos	*	*	—	—	*
All directors and senior management as a group (14 persons)	30,404,214	11.5%	46,041,185	100.0%	67.8%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Shares beneficially owned consists of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 1,304,951 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 41,626,532 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Street may be deemed to share voting and investment power. See footnote (2) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

(3)
Shares beneficially owned consists of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 1,304,951 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 41,626,532 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Pontes may be deemed to share voting and investment power. See footnote (2) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

(4)
Shares beneficially owned consists of 25,339,276 Class A common shares and 20,379,744 Class B common shares held of record by Madrone Partners L.P., over which Mr. Patterson may be deemed to share voting and investment power. See footnote (5) under “Item 7— Major Shareholders and Related Party Transactions — A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 15, 2020. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 264,038,491 outstanding Class A common shares and 46,041,185 outstanding Class B common shares as of March 15, 2021.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
HR Holdings LLC (2)	2,521,718	1.0%	41,626,532	90.4%	57.8%
T. Rowe Price Funds. (3)	40,171,828	15.2%	—	—	5.5%
Capital Research Global Investors (4)	29,189,624	11.1%	—	—	4.0%
Madrone Partners L.P. (5)	25,339,276	9.6%	—	—	3.5%
Berkshire Hathaway Inc. (6)	14,166,748	5.4%	—	—	2.0%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Consists of common shares held of record by HR Holdings, LLC. André Street and Eduardo Pontes may be deemed to have voting and dispositive power over the shares held by HR Holdings, LLC. In addition, Mr. Street and Mr. Pontes are the beneficial owners of (i) 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 1,304,951 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK. HR Holdings, LLC is controlled by ACP Investments Ltd.—Arpex Capital, which is in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK.

(3)
The information in the above table concerning T. Rowe Price Associates, Inc. was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc. on February 16, 2021 reporting beneficial ownership at December 31, 2020. Disclaimer: T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed above. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed above; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price funds.

(4)
The information in the above table concerning Capital Research Global Investors was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by Capital Research Global Investors on February 16, 2021 reporting beneficial ownership at December 31, 2020. Of the shares of Class A common shares beneficially wned, Capital Research Global Investors reported that it has sole dispositive power with respect to 29,170,631 shares, and sole voting power with respect to 29,189,624 shares. Capital Research Global Investors is a division of Capital Research and Management Company. The business address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(5)
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

(6)
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
B.    Related party transactions
The Company has outstanding loans with certain management personnel, in the amount of R$4,149 as of December 31, 2020. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread. We also have outstanding convertible loans with a subsidiary in the amount of R$3,051 as of December 31, 2020.
As of December 31, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
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
Services Agreement and Reimbursements
On January 2, 2014, DLP Capital LLC, our wholly-owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street, the Chairman of our board of directors, and Mr. Eduardo Pontes, one of our directors, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with Zurich Consultoria e Participações Ltda., or Zurich, an entity also controlled by Mr. André Street and Mr. Eduardo Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel” for R$16.7 million, R$10.0 million and R$7.7 million to Genova and Zurich pursuant to the services agreement and reimbursement expenses for the years ended on December 31, 2020, 2019 and 2018, respectively. For further information, see note 19 to our consolidated financial statements.

In addition, in March 2020, we acquired, under arm’s length principle (using market quotation from specialized publication and comparable transaction), for R$ 15,974 an airplane from Zurich Consultoria e Participações Ltda (included in Property and equipment, see note 10 to our consolidated financial statements). With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated, the acquisition aims to meet the interests and needs of StoneCo and its affiliates in the development of its activities.
Acquisition of interests in Business Combination
In May 2020, we acquired the control of Vitta Group. Some of the Vitta’s selling shareholders are member of the Company’s Board of Directors. The Company paid R$1,436 to related parties through this business combination. For further information about Vitta’s acquisiton, see note 5 to our audited consolidated financial statements.
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
As of December 31, 2020, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$10.2 million and have made judicial deposits in an aggregate amount of R$20.4 million, as of December 31, 2020. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”
Civil Matters
As of December 31, 2020, we were party to 215 judicial and administrative proceedings of a civil nature to which chances of loss are estimated as probable, for which we recorded a provision of R$9.6 million. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Labor Matters
As of December 31, 2020, we were party to 16 labor-related judicial and administrative proceedings to which chances of loss are estimated as probable, for which R$0.6 million was recorded as a provision in our audited financial statements. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor lawsuits relate to secondary liability of the company, overtime payment, salary differences (union framing), termination fees, profit and result sharing and other indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
Tax and Social Security Matters
As of December 31, 2020, we were not involved in any material tax or social security proceedings.
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
Under the Cayman Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”
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
ITEM 9. THE OFFER AND LISTING
A.    Offering and listing details
Not applicable.
B.    Plan of distribution
Not applicable.

C.    Markets
In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. In April 2019, we completed a secondary follow on offering for 19.5 million Class A shares. In August 2020, we completed a primary follow on offering for 31.5 million Class A shares, including the exercise of the underwriter’s option. Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018.
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
General
We are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our constitutional documents consist of our Articles of Association. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Cayman Companies Act, or the Cayman Companies Act generally.
Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive offices are located at R. Fidêncio Ramos, 308, Torre A, 10th floor, Vila Olímpia, São Paulo—SP, 04551-010, Brazil.
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
As of December 31, 2020, 257,479,140 Class A common shares and 51,782,702 Class B common shares were issued, fully paid and including 532,470 Class A common shares in treasury.
Treasury Shares
As of December 31, 2020, the Company holds 532,470 Class A common shares in treasury.
Class A and Class B Common Shares
Holders of our Class A and Class B common shares who are nonresidents of the Cayman Islands may freely hold and vote their shares.
The following summarizes the rights of holders of our Class A and Class B common shares:
•each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;
•each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;
•the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and
•upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.
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
Share Repurchase
The Cayman Companies Act and the Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Cayman Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the applicable stock exchange on which our securities are listed.
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
However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any ordinary share unless:
•a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;
•the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the common shares transferred are free of any lien in favor of us; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.
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

Power to Allot and Issue Shares and Warrants
Subject to the provisions of the Cayman Companies Act, the Articles of Association and without prejudice to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached to it such rights, or such restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the board of directors may determine. Any share may be issued on terms that, upon the happening of a specified event or upon a given date and either at our option or the option of the holder of the share, it is liable to be redeemed.
The board of directors may issue warrants to subscribe for any class of shares or other securities of ours on such terms as we may from time to time determine.
We will not issue shares or warrants to bearer.
Subject to the provisions of the Cayman Companies Act, the Articles of Association and, where applicable, the rules of Nasdaq or any recognized stock exchange on which our securities are listed and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all of our unissued shares shall be at the disposal of the board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, provided that no shares shall be issued at a discount below par value.
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
Power to Dispose of our Assets of or any of our Subsidiaries
While there are no specific provisions in the Articles of Association relating to the disposal of our assets or any of our subsidiaries, the board of directors may exercise all powers and do all acts and things which may be exercised or done or approved by us and which are not required by the Articles of Association or the Cayman Companies Act to be exercised or done by us in general meeting, but if such power or act is regulated by us in general meeting, such regulation shall not invalidate any prior act of the board of directors which would have been valid if such regulation had not been made.
Borrowing Powers
The board of directors may exercise all of our powers to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of ours and, subject to the Cayman Companies Act, to issue debentures, bonds and other securities of ours, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.
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
A Director shall not vote or be counted in the quorum on any resolution of the board of directors in respect of any contract or arrangement or proposal in which he or she or any of his or her close associate(s) has/have a material interest, and if such Director shall do so, his or her vote shall not be counted nor shall such Director be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters:
•the giving of any security or indemnity to the Director or his or her close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at our request of or for our benefit or any of our subsidiaries;
•the giving of any security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which the Director or his or her close associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;
•any proposal concerning an offer of shares, debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase, where the Director or his or her close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

•any proposal or arrangement concerning the benefit of our employees or any of our subsidiaries, including the adoption, modification or operation of either: (i) any employees’ share scheme or any share incentive or share option scheme under which the Director or his or her close associate(s) may benefit; or (ii) any of a pension fund or retirement, death or disability benefits scheme which relates to Directors, their close associates and employees of ours or any of our subsidiaries and does not provide in respect of any Director or his or her close associate(s) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and
•any contract or arrangement in which the Director or his or her close associate(s) is/are interested in the same manner as other holders of shares, debentures or other securities of ours by virtue only of his or her/their interest in those shares, debentures or other securities.

Proceedings of the Board of Directors
The Articles of Association provide that subject to the provisions of the Cayman Companies Act, the Articles of Association, the applicable stock exchange rules and any directions given by Ordinary or Special Resolution, our business and affairs will be managed by, or under the direction or supervision of, the board of directors. The board of directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs. A duly convened meeting of the board of directors at which a quorum is present may exercise all powers exercisable by the board of directors. Subject to the provisions of the Articles of Association, the board of directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
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
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution:
•increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

•convert all or any of our paid-up shares into common shares and reconvert those common shares into paid-up shares of any denomination;
•subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
Mergers and Consolidations
Our Articles of Association provide that subject to the Cayman Companies Act and the rules of any applicable stock exchange, we will, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, provided that any such merger or consolidation shall require the consent of the founder shareholders.
Meetings of Shareholders
Special and Ordinary Resolutions
Special resolutions must be passed in accordance with the Cayman Companies Act, which requires that resolutions must passed by at least two-thirds of our shareholders who are entitled to vote in person or by proxy at a general meeting where notice specifying the intention to propose such resolution as a special resolution has been duly given.
Under the Cayman Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands.
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
At any general meeting, a resolution put to the vote of the meeting is to be decided by poll save that the chairman of the meeting may, pursuant to the applicable stock exchange listing rules, allow a resolution to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by (in each case by members present in person or by proxy or by a duly authorized corporate representative):
•at least two members;
•any member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or
•a member or members holding shares in us conferring a right to vote at the meeting on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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
Annual General Meetings
As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call annual general meetings; however, our Articles of Association provide that we must hold an annual general meeting each year other than the year of adoption of our Articles of Association. Such meeting must be held at least once every calendar year and take place at such place as may be determined by the board of directors from time to time.
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
Subject to the Cayman Companies Act and the applicable stock exchange rules, a notice or document may also be served or delivered by us to any member by electronic means.
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
Accounts and Audit
The board of directors shall cause proper books of account to be kept of the sums of money received and expended by us, and of our assets and liabilities and of all other matters required by the Cayman Companies Act (which include all sales and purchases of goods by us) necessary to give a true and fair view of the state of our affairs and to show and explain our transactions.
Our books of accounts shall be kept at our head office or at such other place or places as the board of directors decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any account, book or document of ours except as conferred by the Cayman Companies Act, Nasdaq listing rules or ordered by a court of competent jurisdiction or authorized by the board of directors.
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

Principal Differences between Cayman Islands and U.S. Corporate Law
The Cayman Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Cayman Islands Company Law
We were incorporated in the Cayman Islands as an exempted company on March 11, 2014, subject to the Cayman Companies Act. Certain provisions of Cayman Islands company law are set out below but this section does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of the Cayman Companies Act and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

Protection of Non-controlling Shareholders
The Grand Court may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Cayman Companies Act, any shareholder may petition the Grand Court which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.
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
Exempted Company
We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company;
•an exempted company may register as a segregated portfolio company; and
•an exempted company may register as a special economic zone company.
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
Share Capital
Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:
•paying distributions or dividends to members;
•paying up unissued shares of the company to be issued to members as fully paid bonus shares;
•any manner provided in section 37 of the Cayman Companies Act;
•writing-off the preliminary expenses of the company; and
•writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.
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

Shares that have been purchased or redeemed by a company or surrendered to the company shall not be treated as canceled but shall be classified as treasury shares if held in compliance with the requirements of Section 37A(1) of the Cayman Companies Act. Any such shares shall continue to be classified as treasury shares until such shares are either canceled or transferred pursuant to the Cayman Companies Act.
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
Dividends and Distributions
Subject to a cash-flow solvency test, as prescribed in the Cayman Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.
For so long as a company holds treasury shares, no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made, in respect of a treasury share.
Protection of Minorities and Shareholders’ Suits
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of Stone Co. in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.
Notwithstanding the U.S. securities laws and regulations that are applicable to Stone Co., general corporate claims against Stone Co. by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Stone Co.’s Articles of Association.
The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Stone Co., or derivative actions in Stone Co.’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Stone Co., and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority
Disposal of assets
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
Register of Members
A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (As Revised) of the Cayman Islands.
Register of Directors and Officers
Pursuant to the Cayman Companies Act, a company is required to maintain at its registered office a register of directors, alternate directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within 30 days of any change in such directors or officers, including a change of the name of such directors or officers.
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
The Cayman Islands Economic Substance Law
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or “The Economic Substance Act’”, together with related Guidance Notes and Regulations. The Company is required to comply with the economic substance requirements and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.
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
Mergers and Similar Arrangements
The Cayman Companies Act permits mergers or consolidations between two Cayman Islands companies or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidationis between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s Articles of Association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions, (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof, (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•we are not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such as a businessman would reasonably approve; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”
Squeeze-out Provisions
When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits
Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
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
Indemnification of Directors and Executive Officers and Limitation of Liability
The Cayman Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Stone Co.’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.
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
The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.
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
Under the Cayman Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote).
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
Handling of Mail
Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.
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
Cayman Islands Tax Considerations
Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet that:
(a)    no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and
(b)    no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:
(i)    on or in respect of the shares, debentures or other obligations of the Company; or
(ii)    by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).
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
This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•insurance companies;
•real estate investment trusts or regulated investment companies;

•dealers or traders in securities that use a mark-to-market method of tax accounting;
•persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A common shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value;
•persons holding our Class A common shares in connection with a trade or business conducted outside of the United States; or
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.
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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:
•an individual that is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.
This discussion assumes that we were not a passive foreign investment company (a “PFIC”) for our 2020 taxable year, as described below.
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
The amount of a dividend will generally be treated as non-U.S.-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2020 taxable year. As discussed below, our expected PFIC status for 2021 is unclear. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the recently issued final PFIC Treasury regulations (the “Final Treasury Regulations”), the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time (including following the Linx Transaction, the assets of Linx), there can be no assurance that we will not be a PFIC for any taxable year. Moreover, there can be no assurance that the IRS will agree with our conclusion. In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. While the Final Treasury Regulations generally apply to shareholders with taxable years beginning on or after January 14, 2021, it is unclear how the Final Treasury Regulations apply to a non-U.S. corporation with a taxable year that is different from that of its shareholders. It is possible that we could be a PFIC in future taxable years, possibly including 2021
If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the thresold requirements for PFIC status.
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
If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when the Company is a PFIC with respect to its U.S. shareholders will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company’s subsidiaries that were also determined to be PFIC.
If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules, including the application of the Final Treasury Regulations to the determination of our PFIC status.
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
We incur on foreign operation, mainly investments, supplier payments, which are settled in U.S. Dollars, and acquisition of Pin Pads & POS, which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2020 was of 8,286 a relatively low financial result, despite high volatility observed on the USD/BRL pair on the same period, showing a well-balanced risk management. Moreover, the TPV settled in foreign currencies is internalized to Brazilian Reais.
As of December 31, 2020, 2019 and 2018 we had cash and cash equivalents and short-term investments denominated in U.S. dollars and euros in the amount of R$6,768.8 million, R$2,976.8 million and R$254.9 million, respectively.
Interest Rate Risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
The Company’s interest rate risk arises mainly from the discount rate applied to determine the fair value of the Accounts receivable from card issuers. Due to its short duration the impact on our financial statements would be relatively low.
Credit Risk
Credit risk is defined the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposures to third parties, including cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments, as also our credit portfolio exposure, which is partially reduced by funding the operation primarily with 3rd-party capital through FIDC SOMA III structure.
The carrying amount of financial assets represents the maximum credit exposure.

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Company’s Global treasury department and supervised by the integrated risk management team, in accordance with the Company’s internal policies. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.
Accounts receivable from card issuers
The Company, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Company’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees - collateral or bank - considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Company has not incurred in losses from card issuer receivables.
Loans designated at FVPL
The Company's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk adjusted return on allocated economic capital and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.
We strictly control the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.
Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored using value-at-risk (“VaR”), that reflects the interdependency between risk variables.
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, we adopt a more conservative approach which consists in summing up all the individual figures.
We conduct a study on how market variables would impact the group’s financial statements. Based on Value-at-Risk models and the stressed scenario of the COVID-19 outbreak on the last two weeks of March 2020, the Company can assess its drawdown on adverse market conditions.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days	COVID-19 Outbreak

Interest rates	Account receivables from credit card issuers	1,094	5,820	15,801	17,077
Credit spread on interest rates	Account receivables from credit card issuers	252	797	1,951	4,030
Foreign currency exchange	USD denominated assets/liabilities	24	75	183	177
Equity price (i)	Listed securities	32,749	103,562	253,676	259,050

(i)
We hold positions on equity of Linx S.A. (B3: LINX3; NYSE: LINX). Despite the market movements on the price of this security, the market risk incurred by this position is mitigated since the business combination with the Company was approved on the Linx Extraordinary Shareholders meeting on November 17th, 2020 and the price the Company will pay to the current shareholders was determined. Additionally, on March 19, 2021, CADE’s General-Superintendence issued a Technical Note approving the transaction without restrictions. Although, as of March 31, 2021 the transaction was still conditioned to the final approval by the Brazilian antitrust authority (CADE), the Company does not expect any antitrust concerns.

The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 98% on normal market conditions.
The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets. To address for this issue, we also calculate a stressed scenario, that simulates the effects of the last two weeks of March 2020, on which the COVID-19 outbreak impacted the global financial markets.

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material modifications to instruments
Not applicable.
B.    Material modifications to rights
Not applicable.
C.    Withdrawal or substitution of assets
Not applicable.
D.    Change in trustees or paying agents
Not applicable.
E.    Use of proceeds
On August 14, 2020, our registration statement on Form F-1 (File No. 333-244404), as amended, was declared effective by the SEC for our follow on offering of our Class A common shares, in a primary issuance of a total of 31,481,250 of our Class A common shares, including 4,106,250 of exercise of the underwriters’ option to purchase additional shares, at a par value of US$0.000079365 per share, at a public offering price of US$47.50 per share. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and XP Investments US, LLC acted as global coordinators for the offering.
The total offer reached an aggregate price of approximately US$1,495.4 million before underwriting fees and expenses. Underwriting discounts and commissions were approximately US$30.7 million and other expenses were approximately US$7.3 million, leading to net total proceeds of U$S1,457.4.

We estimate our expenses in connection with our follow-on offering, other than underwriting discounts and commissions, were the following:

Expenses	Amount (US$)

U.S. Securities and Exchange Commission registration fee	194,098
FINRA filing fee	225,500
Legal fees and expenses	471,724
Accounting fees and expenses	154,066
Upfront and ticking fees	6,227,613
Miscellaneous costs	5,000
Total	7,278,001
None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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

In accordance with the directive issued by the Securities and Exchange Commission that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure of the year in which the acquisition occurred, management excluded the assessment of the effectiveness of internal control disclosure period for the following companies acquired in 2020:

Companies	Date of operation	Total assets	Percentage of Stoneco's total assets	Liquid assets	Percentage of Stoneco's net assets
		(R$ millions)	(%)	(R$ millions)	(%)

Linked	15/04/2020	3,6	0,01%	2,6	0,02%
Mvarandas	30/04/2020	7,3	0,02%	3,6	0,02%
Vitta	29/05/2020	18,5	0,06%	7,5	0,05%
Mlabs	01/09/2020	30,6	0,10%	27,1	0,18%
Questor	01/10/2020	50,5	0,16%	32,2	0,21%
Sponte	05/11/2020	10,4	0,03%	5,6	0,04%
Creditinfo Caribbean	05/11/2020	64,6	0,20%	61,2	0,41%
		185,5	0,58%	139,8	0,93%

Companies	Date of operation	Net revenue	Percentage of net revenue - StoneCo	Net income (loss) for the period	Percentage Net income (loss) for the period - StoneCo
		(R$ millions)	(%)	(R$ millions)	(%)

Linked	15/04/2020	0,9	0,03%	(4,2)	(0,50%)
Mvarandas	30/04/2020	2,9	0,09%	(1,1)	(0,13%)
Vitta	29/05/2020	12,2	0,37%	(1,5)	(0,18%)
Mlabs	01/09/2020	9,2	0,28%	0,3	0,04%
Questor	01/10/2020	8,5	0,26%	2,4	0,29%
Sponte	05/11/2020	3,9	0,12%	0,5	0,06%
Creditinfo Caribbean	05/11/2020	2,7	0,08%	(0,6)	(0,07%)
Total		40,3	1,21%	(4,1)	(0,49%)
The amounts above have been included in our consolidated financial statements for the year ended on December 31, 2020.
Based on this evaluation, subject to the exclusions listed above, management concluded that our internal control over financial reporting was effective as of December 31, 2020. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2020. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
Other than the implementation of controls on the new credit and banking offerings, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected or are reasonably likely to materially affect our internal control over financial reports.

ITEM 16. RESERVED
ITEM 16A. Audit committee financial expert
Our board of directors has determined that Roberto Moses Thompson Motta, Silvio José Morais and Luciana Ibiapina Lira Aguiar are audit committee financial experts, as that term is defined by the SEC, and are all independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2020 and 2019. Our independent accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2020 and 2019.

	2020	2019
	(in thousands of reais)

Audit fees	5,665.0	4,492.0
Audit related fees	1,711.0	359.0
Tax fees	216.0	175.0
Total	7.592,0	5,026.0
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
Company has repurchased and cancelled 7,595 shares under the incentive shares plan.
Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for our Class A common shares (subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. In a event of termination of services the Company, in its sole discretion may repurchase the shares at a discount of the purchase price.
As of the date of this annual report, the Company has repurchased and cancelled 7,595 shares under this plan.
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)⁽²⁾⁽³⁾	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program⁽¹⁾ (US$, in millions)

January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	287,508	183,100	287,508	189,870
April 2020	240,827	119,680	240,827	184,320
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	—	—	—	—
November 2020	—	—	—	—
December 2020	—	—	—	—
2020	528,335	154,190	528,335	184,320

⁽¹⁾ Our share repurchase program, which was adopted in May 2019 went into effect in the second quarter of 2019 and does not have a fixed expiration date.
⁽²⁾ Not including brokerage fees.
⁽³⁾ For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.
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
Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject to which oblige us to have a majority of independent directors, we believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, four of our directors, Roberto Moses Thompson Motta, Silvio Jose Morais, Thomas Patterson and Luciana Ibiapina Lira Aguiar are independent.
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

2.1	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to Form 20-F (File No. 001-38714) filed on April 29, 2020)

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

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

4.4
English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of November 3, 2017, between Elo Serviços S.A. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2020)

4.5
Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

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

4.8
English translation of FIDC AR2 Bylaws, as amended and restated, dated as of June 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.9†
English translation of the Supply Agreement (Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Pagamentos S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.10
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

4.12
DLP Payments Holdings Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.13
StoneCo Ltd. Contribution Agreement Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.14
English translation of the Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 99.1 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020)

4.15
English translation of the Amendment to the Association Agreement and Other Covenants, dated as of September 1, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020)

4.16
English translation of the Second Amendment to the Association Agreement and Other Covenants, dated as of October 2, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (incorporated herein by reference to Exhibit 99.1 to StoneCo’s Form 6-K furnished to the SEC on October 2, 2020).

4.17
English translation of the Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Linx S.A. and STNE Participações. (incorporated herein by reference to Exhibit 99.2 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020)

4.18	English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Nércio José Monteiro Fernandes, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020)

4.19
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alberto Menache, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020)

4.20
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alon Dayan, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020)

4.21
English translations of the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE Participações and Alberto Menache (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020)

8.1*	List of Subsidiaries

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Auditores Independentes S.S.

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

*	Filed with this Annual Report on Form 20-F.
**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SE.

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this annual report:
“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).
“active client” means a merchant that has completed at least one electronic payment transaction with us within the preceding 90 days and does not include micromerchants under the previous Stone Mais and current TON brands.
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

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
“Coronavoucher” means the financial aid program created by the government amid the COVID-19 crisis targeting the most vulnerable part of the population as autonomous and informal workers and people without income.
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
“FIDC Soma III” means Soma III Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company in December 2020 in order to provide credit solution to clients.
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
“Pix” is the instant payments ecosystem in Brazil developed and operated by the Central Bank and lauched in November 2020, through which individuals and merchants can settle transactions and make purchases instantaneously on a 24/7 basis.
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
Date: April 7, 2021

By:	/s/ Thiago dos Santos Piau
Name:	Thiago dos Santos Piau
Title:	Chief Executive Officer

By:	/s/ Marcelo Baldin
Name:	Marcelo Baldin
Title:	Vice President, Finance

Consolidated Financial Statements
StoneCo Ltd.
December 31, 2020 and 2019 and the three years ended December 31,2020 with report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company“) as of December 31, 2020 and 2019, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue from transaction activities, rental activities and financial income
Description of the Matter
As described in note 3.14, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities totaled R$ 1,294,294, while revenue from subscription services and rental activities totaled R$ 428,290 and financial income related to discount fees for the prepayments to the client and financial income related to the interests of credit offered to the clients totaled R$ 1,700,945.
Auditing the Company’s revenue from transaction activities, rental activities and financial income is complex, since such activities are processed through a complex information technology environment and stem from multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgement.

How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, rental activities and financial income with discount fees for the prepayments to the clients and financial income related to the interests of credit offered to the clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.
To test revenue from transaction activities, rental activities and discount fees for the prepayments to clients and interests of credit offered to the clients, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value; and testing the collection of cash for the transactions. We also assessed the Company’s related disclosures in respect to its revenue from transaction activities, rental activities and financial income to the consolidated financial statements.
Business Combinations
Description of the Matter
As described in note 3.18 the Company completed seven acquisitions throughout 2020, that accounted for as business combinations. The Company determined the fair value of net assets acquired and estimated contingent consideration, when applicable, using valuation models and assumptions about future business performance (including growth rates, market share and technology evolution curves), market conditions and interest rates. Those assumptions are subject to significant estimation uncertainty.
Auditing the Company’s business combinations is complex due to the significant estimation uncertainty related to the assumptions used by management in determining the fair value of net assets acquired and liabilities assumed, including contingent consideration when applicable. Management projections and underlying assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company accounting process for business combinations. For example, we tested controls over the identification, recognition and measurement of the fair value of assets acquired and liabilities assumed and tested controls over management assumptions.
To test the fair value of the net assets acquired and liabilities assumed, our audit procedures included, among others, evaluating the Company's financial information forecast model and testing the significant assumptions used in such model; testing the completeness and accuracy of the underlying data; comparing the significant assumptions to historical actual results (where applicable); comparing significant assumptions to market and economic trends and to the assumptions used to value similar assets in past acquisitions; comparing significant assumptions against industry benchmarks; involving our valuation specialists to assist in the evaluation of methodologies and models used by management and evaluating those models against the respective purchase agreements. We also assessed the Company’s related disclosures in respect to its business combinations to the consolidated financial statements.
/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company‘s auditor since 2016.

São Paulo, Brazil
March 11, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Internal Controls over Financial Reporting
We have audited StoneCo Ltd. (the “Company“) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
As indicated in the accompanying Report of Management on StoneCo’s Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Linked Gourmet Soluções para Restaurantes S.A. (“Linked”), MVarandas Tecnologia Serviços Ltda. (“MVarandas”), MLabs Software Ltda. (“MLabs”), Sponte Informática S.A ("Sponte"), Questor Sistemas S.A. (“Questor”). StoneCo CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”), Vitta Tecnologia em Saúde S.A., VittaPar LLC, AXEI Saúde Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta”), which is included in the 2020 consolidated financial statements of the Company and constituted less than 1% of total assets as of December 31, 2020 and approximately 1.2% of the Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Linked, Mlabs, Mvarandas, Questor, Sponte, Creditinfo Caribbean and Vitta.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 11, 2021 expressed an unqualified opinion thereon.
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
/s/ ERNST & YOUNG Auditores Independentes S.S.
São Paulo, Brazil
March 11, 2021

StoneCo Ltd.
Consolidated statement of financial position
As of December 31, 2020 and 2019
(In thousands of Brazilian Reais)

	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	6	2,446,990	968,342
Short-term investments	7	8,128,058	2,937,029
Accounts receivable from card issuers	8	16,307,155	14,066,814
Trade accounts receivable	9	1,415,850	249,417
Recoverable taxes	10	56,365	50,426
Prepaid expenses		67,658	12,463
Derivative financial instruments	27 (ii)	43,103	14,062
Other assets		809,645	106,345
		29,274,824	18,404,898
Non-current assets
Trade accounts receivable	9	382,106	—
Receivables from related parties	19 (b)	7,200	12,837
Deferred tax assets	11 (b)	138,697	192,781
Prepaid expenses		51,164	—
Other assets		85,571	44,685
Investment in associates		51,982	28,242
Property and equipment	12	717,234	548,607
Intangible assets	13	1,039,886	373,699
		2,473,840	1,200,851

Total assets		31,748,664	19,605,749

Liabilities and equity
Current liabilities
Accounts payable to clients	14	9,172,353	6,500,071
Trade accounts payable	15	180,491	97,825
Loans and financing	18	1,184,737	2,947,811
Obligations to FIDC quota holders	18	1,960,121	2,090,894
Labor and social security liabilities	16	173,103	109,013
Taxes payable	17	106,835	44,940
Derivative financial instruments	27 (ii)	16,233	1,354
Other liabilities		586,508	80,619
		13,380,381	11,872,527
Non-current liabilities
Loans and financing	18	524,363	87,483
Obligations to FIDC quota holders	18	2,414,429	1,620,000
Deferred tax liabilities	11 (b)	61,086	10,687
Provision for contingencies	20	10,150	9,564
Labor and social security liabilities	16	81,258	27,432
Other liabilities		284,972	5,051
		3,376,258	1,760,217

Total liabilities		16,756,639	13,632,744

Equity	21
Issued capital		75	62
Capital reserve		13,479,722	5,443,786
Treasury shares		(76,360)	(90)
Other comprehensive income		(5,002)	(72,335)
Retained earnings		1,455,027	600,956
Equity attributable to owners of the parent		14,853,462	5,972,379
Non-controlling interests		138,563	626
Total equity		14,992,025	5,973,005

Total liabilities and equity		31,748,664	19,605,749
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of profit or loss
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2020	2019	2018

Net revenue from transaction activities and other services	23	1,144,086	770,276	514,602
Net revenue from subscription services and equipment rental	23	388,033	331,565	213,679
Financial income	23	1,647,017	1,287,760	801,322
Other financial income	23	140,687	186,367	49,578
Total revenue and income		3,319,823	2,575,968	1,579,181

Cost of services		(769,946)	(426,961)	(323,039)
Administrative expenses		(392,476)	(285,788)	(252,852)
Selling expenses		(505,902)	(360,612)	(190,177)
Financial expenses, net		(339,844)	(353,451)	(301,065)
Other operating expenses, net		(177,056)	(57,691)	(69,264)
	24	(2,185,224)	(1,484,503)	(1,136,397)

Loss on investment in associates		(6,937)	(810)	(445)
Profit before income taxes		1,127,662	1,090,655	442,339

Current income tax and social contribution	11 (a)	(216,886)	(217,228)	(154,882)
Deferred income tax and social contribution	11 (a)	(73,330)	(69,232)	17,770
Net income for the year		837,446	804,195	305,227

Net income (loss) attributable to:
Owners of the parent		854,071	803,232	301,232
Non-controlling interests		(16,625)	963	3,995
		837,446	804,195	305,227
Earnings per share
Basic earnings per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.95	R$ 2.90	R$ 1.30
Diluted earnings per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.91	R$ 2.85	R$ 1.29
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of other comprehensive income
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2020	2019	2018

Net income for the year		837,446	804,195	305,227
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		28,726	(15,062)	(13,969)
Changes in the fair value of listed securities at fair value through other comprehensive income		—	(1)	—
Exchange differences on translation of foreign operations		(410)	—	—
Unrealized loss on cash flow hedge - highly probable future imports	27 (iv) (e)	(1,512)	—	—
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	7	40,336	(938)	954
Other comprehensive income (loss) for the year, net of tax		67,140	(16,001)	(13,015)

Total comprehensive income for the year, net of tax		904,586	788,194	292,212

Total comprehensive income (loss) attributable to:
Owners of the parent CI		921,404	787,231	287,961
Non-controlling interests CI		(16,818)	963	4,251
		904,586	788,194	292,212
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of changes in equity
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total

Balance as of December 31, 2017		46	1,190,902	(237,517)	—	14,364	967,749	—	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)		—	—	—	—	—	—	—	(45,658)	(490)	(46,148)	(1,146)	(47,294)
Balance as of January 1, 2018		46	1,190,902	(237,517)	—	14,364	967,749	—	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21(b)/28	16	4,302,919	—	—	—	4,302,919	—	—	—	4,302,935	1,992	4,304,927
Transaction costs	1.1	—	(75,774)	—	—	—	(75,774)	—	—	—	(75,774)	—	(75,774)
Repurchase and cancelation of shares	21(b)	—	—	—	—	(142,440)	(142,440)	—	—	—	(142,440)	—	(142,440)
Issuance of shares for business acquisition		—	22,000	—	—	—	22,000	—	—	—	22,000	—	22,000
Reclassification of share-based payments liability to equity	26	—	—	—	—	217,487	217,487	—	—	—	217,487	—	217,487
Grant of share-based payments	26	—	—	—	—	46,091	46,091	—	—	—	46,091	—	46,091
Acquisition of non-controlling interest	28	—	—	13,841	—	—	13,841	—	—	—	13,841	(20,636)	(6,795)
Net income for the year		—	—	—	—	—	—	—	—	301,232	301,232	3,995	305,227
Other comprehensive income for the year		—	—	—	—	—	—	—	(13,271)	—	(13,271)	256	(13,015)
Balance as of December 31, 2018		62	5,440,047	(223,676)	—	135,502	5,351,873	—	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Repurchase of shares	21(b)	—	—	—	—	—	—	(90)	—	—	(90)	—	(90)
Share-based payments	26	—	—	—	—	30,786	30,786	—	—	—	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests	21(d)	—	—	—	61,127	—	61,127	—	—	—	61,127	—	61,127
Net income for the year		—	—	—	—	—	—	—	—	803,232	803,232	963	804,195
Dividends paid		—	—	—	—	—	—	—	—	—	—	(4)	(4)
Other comprehensive income for the year		—	—	—	—	—	—	—	(16,001)	—	(16,001)	—	(16,001)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Capital increase	1.4	13	7,872,541	—	—	—	7,872,541	—	—	—	7,872,554	—	7,872,554
Transaction costs	1.4	—	(39,964)	—	—	—	(39,964)	—	—	—	(39,964)	—	(39,964)
Share-based payments	26	—	—	—	—	31,296	31,296	—	—	—	31,296	212	31,508
Issuance of shares for business acquisition	21 (b) / 5	—	34,961	—	—	—	34,961	—	—	—	34,961	—	34,961
Repurchase of shares	21 (c)	—	—	—	—	—	—	(76,270)	—	—	(76,270)	—	(76,270)
Repurchase and cancelation of shares	21 (c)	—	—	—	—	(91)	(91)	—	—	—	(91)	—	(91)
Cash proceeds from non-controlling interest	28	—	—	135,055	—	—	135,055	—	—	—	135,055	95,843	230,898
Dilution of non-controlling interest	28	—	—	2,138	—	—	2,138	—	—	—	2,138	(2,138)	—
Non-controlling interests arising on a business combination	28	—	—	—	—	—	—	—	—	—	—	61,720	61,720
Others		—	—	—	—	—	—	—	—	—	—	22	22
Net income for the year		—	—	—	—	—	—	—	—	854,071	854,071	(16,625)	837,446
Dividends paid		—	—	—	—	—	—	—	—	—	—	(904)	(904)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	67,333	—	67,333	(193)	67,140
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of cash flows
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais)

	Notes	2020	2019	2018

Operating activities
Net income for the year		837,446	804,195	305,227
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12 (b)	256,294	163,396	92,333
Deferred income tax and social contribution	11	73,330	69,232	(17,770)
Loss on investment in associates		6,937	810	445
Interest, monetary and exchange variations, net		(283,899)	110,744	126,756
Provision for contingencies		2,259	9,420	778
Share-based payments expense		31,508	30,787	46,091
Allowance for expected credit losses		35,632	33,926	14,272
Impairment of intangible assets		—	—	4,764
Loss on disposal of property, equipment and intangible assets		52,658	14,639	10,712
Fair value adjustment in financial instruments at FVPL		(12,461)	(17,446)	—
Fair value adjustment in derivatives		(5,758)	(12,099)	(609)
Remeasurement of previously held interest in subsidiary acquired		(2,992)	—	(21,441)
Others		—	—	(416)
Working capital adjustments:
Accounts receivable from card issuers		(2,081,945)	(4,779,467)	(3,990,395)
Receivables from related parties		8,688	(1,132)	3,986
Recoverable taxes		(18,624)	(67,791)	(98,695)
Prepaid expenses		(106,359)	2,603	(4,675)
Trade accounts receivable and other assets		(1,362,356)	(284,982)	(36,855)
Accounts payable to clients		1,379,099	245,866	570,132
Taxes payable		270,014	238,967	183,921
Labor and social security liabilities		109,953	39,713	59,069
Provision for contingencies		(2,193)	(1,098)	(22)
Other liabilities		31,790	(3,434)	50,910
Interest paid		(177,589)	(268,453)	(141,447)
Interest income received, net of costs		1,172,781	1,191,136	514,788
Income tax paid		(157,729)	(171,313)	(87,442)
Net cash (used in) / provided by in operating activities		56,484	(2,651,781)	(2,415,583)

Investing activities
Purchases of property and equipment		(372,138)	(333,568)	(140,887)
Purchases and development of intangible assets		(82,965)	(66,381)	(44,838)
Acquisition of subsidiary, net of cash acquired		(247,429)	—	(2,940)
Proceeds from (acquisition of) short-term investments, net		(5,069,142)	(21,930)	(2,557,312)
Proceeds from the disposal of non-current assets		7,127	1,104	13,421
Acquisition of interest in associates		(44,424)	(16,789)	(4,549)
Net cash used in investing activities		(5,808,971)	(437,564)	(2,737,105)

Financing activities
Proceeds from borrowings	18	3,996,820	2,958,838	746,909
Payment of borrowings		(5,381,130)	(801,849)	(3,665)
Payment to FIDC quota holders	18 (a)	(2,059,500)	—	—
Proceeds from FIDC quota holders	18	2,716,138	1,640,000	10,000
Payment of leases	18	(41,373)	(38,023)	(14,296)
Capital increase, net of transaction costs		7,832,590	—	4,229,153
Repurchase of shares	21 (c)	(76,361)	(90)	(142,440)
Acquisition of non-controlling interests		(1,012)	(923)	(30,773)
Dividends paid to non-controlling interests		(904)	(4)	—
Cash proceeds from non-controlling interest	28	230,898	—	—
Net cash provided by financing activities		7,216,166	3,757,949	4,794,888

Effect of foreign exchange on cash and cash equivalents		14,969	1,809	13,777
Change in cash and cash equivalents		1,478,648	670,413	(344,023)

Cash and cash equivalents at beginning of year	6	968,342	297,929	641,952
Cash and cash equivalents at end of year	6	2,446,990	968,342	297,929
Change in cash and cash equivalents		1,478,648	670,413	(344,023)
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations
StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street in George Town, Grand Cayman.
The Company is controlled by HR Holdings, LLC, which owns 61.1% of voting power, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.
The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.
The consolidated financial statements were approved at the Audit Committee meeting on March 8, 2021.
1.1.    Initial Public Offering
On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.
The initial offering price was US$24.00 per Class A common share, resulting in gross proceeds of US$1,103,822 thousand. The Company received net proceeds of US$1,060,544 thousand (or R$3,923,785), after deducting US$43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$20,471 thousand (or R$75,774) regarding other offering expenses.
The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market on October 25, 2018 under the symbol “STNE”.
Simultaneously with the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in the IPO, resulting in proceeds of US$100 million (or R$375,910).
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
1.2.    2019 Follow-on
On April 1, 2019 the Company filed a follow-on prospectus, declared effective by the Securities and Exchange Commission (”SEC”) on April 2, 2019, in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.
1.3.    Corporate reorganization
In December 2019, the Group reorganized its structure. The assets and liabilities from StoneCo Brasil Participações S.A. (“StoneCo Brasil”) were split into Stone Pagamentos S.A. (“Stone”) and other two new holdings, STNE Participações S.A. (“STNE Par”) and STNE Participações em Tecnologia S.A. (“STNE Par Tec”). StoneCo Brasil was extinct through a total merger into Stone.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The reorganization conducted had the objective to create a more efficient corporate organization structure, allowing for a reduction in administrative expenses. As a result of the reorganization the Company has no more rights under the tax loss carryforwards at StoneCo Brasil, which were no longer recognized.
1.4.    2020 Follow-on
On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).
The Offering price was US$47.50 per Class A common share, resulting in gross proceeds of US$1,495,359 thousand. The Company received net proceeds of US$1,464,702 thousand (or R$7,872,554), after deducting US$30,657 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$7,278 thousand (or R$39,964) regarding other offering expenses.
The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.
The Company intends to use the net proceeds from the Offering to finance the pending acquisition of Linx S.A (Note 1.5), and to pay related fees and expenses, as well as for general corporate purposes. If for any reason the acquisition of Linx S.A. is not consummated, the Company intends to use the net proceeds from the Offering for general corporate purposes. As of December 31, 2020, the amount is included in short term investments in the financial position.
1.5.    Linx acquisition
On 17 November 2020, Linx held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx S.A. (“Linx”), a leading provider of retail management software in Brazil. The transaction is now pending antitrust approval (CADE) and certain other conditions. A compensatory break fee equal to R$453,750 thousand will be payable by the Group to Linx if the CADE does not approve the transaction.
Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx Share issued and outstanding immediately prior to the consummation of the transaction will be automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share will be redeemed for a cash payment of R$33.56 updated pro rata die according to the CDI rate variation from the sixth month counted from August 11th, 2020 until the date of the effective payment and each STNE Par Class B Preferred Share will be redeemed for (i) 0.0126774 StoneCo Class A Common Share, or (ii) 0.0126774 BDR (Brazilian Depositary Receipt) (“StoneCo BDR”), provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 179,058,617 on the transaction consummation date and represents a total consideration of R$38.06 for each Linx Share or the total amount of R$6,814,971, considering the share price of the StoneCo Shares as of November 16, 2020.
In 2020 the costs related to this transaction was R$28,369, recognized in the statement of profit or loss under administrative expenses.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
2.    Group information
2.1.    Subsidiaries
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

Entity name	Country of incorporation	Principal activities	% Groups's equity interest
			2020	2019

DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Holding company	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”) (i)	Brazil	Electronic fund transfer	56.73	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda ("Stone Log")	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 28(d))	Brazil	Merchant acquiring	67.00	100.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 5)	Brazil	Technology services	58.10	—
MAV Participações S.A. (“MVarandas”) (Note 5)	Brazil	Technology services	100.00	—
Vitta Tecnologia em Saúde S.A. (“Vitta Group”) (Note 5)	Brazil	Health plan management	100.00	—
VittaPar LLC. (“Vitta Group”) (Note 5)	USA	Holding company	100.00	—
Vitta Corretora de Seguros Ltda. (“Vitta Group”) (Note 5)	Brazil	Insurance services	100.00	—
Vitta Serviços em Saúde LTDA. (“Vitta Group”) (Note 5)	Brazil	Health services	100.00	—
Vitta Saúde Administradora em Benefícios LTDA. (“Vitta Group”)	Brazil	Health services	100.00	—
MLabs Software Ltda. (“MLabs”) (Note 5)	Brazil	Social media services	51.50	—
Questor Sistemas S.A (“Questor”) (Note 5)	Brazil	Technology services	50.00	—
Sponte Informática S.A ("Sponte") (Note 5)	Brazil	Technology services	90.00	—
StoneCo CI Ltd (“Creditinfo Caribbean”) (Note 5)	Cayman Islands	Holding company	53.05	—
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”) (Note 5)	Jamaica	Credit bureau services	53.05	—
Creditinfo Guyana Inc (“Creditinfo Caribbean”) (Note 5)	Guyana	Credit bureau services	53.05	—
Creditadvice Barbados Ltd (“Creditinfo Caribbean”) (Note 5)	Barbados	Credit bureau services	53.05	—
Stone Seguros S.A (“Stone Seguros”) (ii)	Brazil	Insurance services	100.00	—
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone (“FIDC AR I”) (Note 18 (a))	Brazil	Receivables investment fund	—	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”) (Note 18 (a))	Brazil	Receivables investment fund	100.00	—
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”) (Note 18 (c))	Brazil	Receivables investment fund	100.00	—
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”) (iii)	Brazil	Investment fund	100.00	—

(i)	In 2020, STNE Par has reduced its interest in Cappta by a repurchase of treasury shares made by another shareholder.
(ii)	On November 18, 2020, the Group created a new company, Stone Seguros, which is being set up to offer insurance services to the Group's customers. As of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros is authorized by Susep within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. Stone Seguros remains non-operational. The Regulatory Sandbox is ruled by the Resolution No. 381/2020 of the Brazilian National Council of Private Insurance’s (CNSP), the Circular No. 598/2020 of Susep and the Eletronic Edital No. 2/2020 of Susep.
(iii)	In December 2020, the Group completed the issuance of R$ 43,600 of FIC FIM STONECO quotas. The purpose of FIC FIM STONECO is to invest in quotas of FIDCs.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
2.2.    Associates

Entity name	Country of incorporation	Principal activities	% Groups's equity interest
			December 31, 2020	December 31, 2019

Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 5)	Brazil	Technology services	—	48.56
Collact Serviços Digitais Ltda. (“Collact”) (i)	Brazil	CRM	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (ii)	Brazil	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud") (iii)	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks") (iv)	Brazil	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. ("Delivery Much") (v)	Brazil	Food delivery marketplace	22.64	—

(i)
On February 6, 2019, the Group acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, for R$1,667. Collact develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

(ii)
On June 4, 2019, the Group acquired a 33.33% interest in VHSYS, a private company based in the State of Paraná, Brazil, for R$13,785. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. VHSYS is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

(iii)
On August 27, 2019, the Group acquired a 25% interest in Tablet Cloud, a private company based in the State of São Paulo, Brazil, for R$1,688. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. Tablet Cloud is a white label POS and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

(iv)
On November 25, 2019, the Group acquired 19.9% interest in Trinks for R$4,493. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly in the beauty service segment. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30.1% interest in Trinks. The Group has determined that Trinks is an associate by its significant influence on the board of directors.

(v)
On July 3, 2020, the Group acquired 22.64% interest in Delivery Much Tecnologia S.A. ("Delivery Much"), for R$35,998. Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities, with which the Company expects to obtain synergies in its services to clients. The Group also holds options to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 27.36% interest in Delivery Much.

Each of the options has been evaluated in accordance with pre-determined formulas and R$7,220 were recorded in the consolidated statement of financial position as Derivative financial instruments.
3.    Significant accounting policies
3.1.    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, except for some short-term investments, accounts receivable from card issuers, some trade accounts receivable, derivative financial instruments and other liabilities related to contingent consideration that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$000), except when otherwise indicated.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
Based on the contractual terms, the Group assessed that the FIDCs and FIC FIM STONECO are structured entities under IFRS 10 – Consolidated Financial Statements and that the Group controls them. See 4.7 for further details.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
3.4.    Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, and readily convertible into cash.
3.5.    Foreign currency translation
The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.
For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Company’s subsidiaries is also the Brazilian real, except for Creditinfo Caribbean, which has their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) an average exchange rate for profit and loss for the year, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in other comprehensive income (“OCI”).
Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot rate at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and acquisition of POS equipment.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group’s financial assets at amortized cost includes trade accounts receivable, other assets and receivables from related parties.
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
The Group’s financial assets at FVOCI includes accounts receivable from card issuers and effective hedging instruments.
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
The Group elected to classify irrevocably its listed and non-listed equity investments under this category, included in short-term investments.
3.6.1.2.4.    Financial assets at FVPL
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
This category includes (i) bonds and investment funds under short-term investments, which the Group had not irrevocably elected to classify at FVOCI, (ii) derivative financial instruments, and (iii) loans under trade accounts receivable which the Group has irrevocably elected to classify as FVPL.
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
3.6.1.3.    Impairment of financial assets
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
The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing, and derivative financial instruments.
3.6.2.2.    Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
3.6.2.2.1.    Financial liabilities at FVPL
Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.
Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.
Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.
Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes derivative financial instruments and contingent consideration included in other liabilities.
3.6.2.2.2.    Financial liabilities at amortized cost
After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.
This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most relevant to the Group.
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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability; or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments, and therefore, the effective portion of gains or losses arising from changes in the fair value of these derivatives are recognized in equity, in “Other comprehensive income”, and subsequently (when settled) reclassified to “Property and equipment”, in the statement of financial position. The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net”.
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
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
3.7.1.2.    Lease liabilities
At the commencement date of the lease, the Group recognizes under “Loans and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.
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
•     Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, Pin Pads & POS, software, vehicles and other equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.
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
The Group has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5
Leasehold improvements and Right-of-use assets are amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.
Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. In 2020 the useful life was reviewed and changed, as described in note 4.2.
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
3.9.2.    Other intangible assets
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets other than those described in item 3.9.1 above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2020, and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)

Software	5
Customer relationship	10
Trademarks and patents	1-5
Licenses for use	5
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
The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods. See Note 13 for a discussion of the model and key assumptions.
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
December 31, 2020, 2019 and 2018
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
3.12. Prepaid expenses
Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include, but not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
3.13. Taxes
3.13.1.    Current income and social contribution taxes
Income taxes are comprised mainly of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”) (i)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (i)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (ii)	2.00% - 5.00%	—	—
Social security levied on gross revenue (“INSS”) (iii)	4.50%	—	—

(i)
PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable (Note 17) and presented net, as the amounts are due to the same tax authority

(ii)
ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(iii)
INSS is a social security charge levied on wages paid to employees. The subsidiaries Equals, Mundipagg, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

In addition, please see Note 10 for information in relation to contribution over revenue (PIS and COFINS) paid in the prior periods and recovered subsequently.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
3.14. Revenue and income
3.14.1.    Revenue from contracts with clients
Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps:
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
3.14.1.2.    Subscription services and Equipment rental
The Group provides (i) subscription services, such as reconciliation, business automatization solutions and others, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
3.14.1.4.    Costs to obtain and fulfill a contract
The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2020, the Group had a carrying amount of R$ 90,832 (2019 – R$ 46,792) recognized under Other assets and R$ 36,737 (2019 – R$ 10,194) as amortization recognized in the statement of profit or loss.
3.14.2.Financial income
Comprised mainly of:
(i)discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid;
(ii)interest income on loans; and
(iii)fair value adjustment on loans designated at FVPL.
3.14.3.Other financial income
Mainly comprised of interest generated by short-term investments, indexed to fixed and floating rates.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
3.20. New and amended standards and interpretations
3.20.1.    New and amended standards and interpretations adopted
Several amendments and interpretations apply for the first time in 2020, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.
3.20.1.1.    Amendments to IFRS 3: Definition of a Business
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
The Group has adopted the amendments on its effective date, January 1, 2020 and had no material impacts recognized in its financial statements.
3.20.1.2.    Amendments to IAS 1 and IAS 8: Definition of Material
IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.
In particular, the amendments clarify:
•that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and
•the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.
The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
3.20.1.3.    Revised Conceptual Framework for Financial Reporting
IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:
•increasing the prominence of stewardship in the objective of financial reporting
•reinstating prudence as a component of neutrality
•defining a reporting entity, which may be a legal entity, or a portion of an entity
•revising the definitions of an asset and a liability
•removing the probability threshold for recognition and adding guidance on derecognition
•adding guidance on different measurement basis, and
•stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.
No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.
The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.
3.20.2.    New accounting standards not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
3.20.2.1.Amendments to IAS 1: Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.20.2.2.Reference to the Conceptual Framework – Amendments to IFRS 3
In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 – Levies, if incurred separately.
At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.20.2.3.Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.
The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group is currently assessing the impact the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.20.2.4.IFRS 9 – Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on the Group’s consolidated financial statements on this apply.
4    Significant judgments, estimates and assumptions
The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Uncertainty about these assumptions and estimated could result in outcome that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that represent a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:
4.1.    Measurement of loss allowance for expected credit losses
4.1.1    Accounts receivable from card issuers
For Accounts receivable from card issuers, the Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
4.1.2    Trade accounts receivable
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
In September 2020, the Group reviewed the useful lives of its Property and Equipment and verified that its currently installed Pin Pads and POSs equipments are being used on average for 5 years, which is a longer period than the useful life previously estimated. The Group also reviewed the residual value of Pin Pads and POSs at the end of their estimated useful life and concluded that after this period of 5 years no residual value exists.
Therefore, the Group adjusted the useful life of this group of assets from 3 years with 30% of residual value to 5 years with no residual value.
The effect of the change in the useful life mentioned above was treated as change in an estimate in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 – Property, Plant and Equipment and therefore should be applied prospectively. The change resulted in a decrease of R$ 14,538 in the depreciation expense in the consolidated statement of profit or loss for the period ended September 30, 2020, when the change was applied.
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
The Group uses certain methodologies to estimate fair value which include the following:
•estimation of fair value based on equity transactions with third parties close to the grant date;
•other valuation techniques including option pricing models such as Black-Scholes.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 13. As of December 31, 2020, and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.
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
4.7.    Consolidation of structured entities
The Group considers the FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO to be structured entities as defined by IFRS 10. The participation of the Group in each of them is stated as follows:

	Subordinated quotas – held by the Group	Senior and/or mezzanine quotas – held by third parties

FIDC AR II	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	Approximately 15% of the total outstanding quotas	Approximately 85% of the total outstanding quotas

Single class of quotas

FIC FIM STONECO	100% held by the Group

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIDCs. In addition, FIDC’s senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.
In accordance with IFRS 10, the Group concluded it controls FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 18 for further details.
4.8.    Fair value measurement of financial instruments
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.
4.9.    Leases - Estimating the incremental borrowing rate
The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
4.10.    Equipment rental - Estimating the expected life of merchants
The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with Stone.
4.11.    Business combination – Determining the amount of intangible assets, evaluating their useful life and contingent consideration
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies. For more details about the business combination, please refer to Note 5.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
5.    Business combinations
(a)Financial position of business acquired
The allocation of assets acquired and liabilities assumed in the business combinations in the period are presented below:

Fair value	Linked (i) (*)	MVarandas (ii) (*)	Vitta Group (iii) (*)	MLabs (iv) (**)	Questor (v) (**)	Sponte (vi) (**)	Creditinfo Caribbean (vii) (**)	Total

Cash and cash equivalents	596	240	2,964	9,406	4,354	1,487	9,494	28,541
Trade accounts receivable (viii)	473	8	504	944	1,664	824	2,181	6,598
Property and equipment	167	68	304	1,695	1,575	811	800	5,420
Intangible asset	2,266	—	1,295	—	1,119	9	3,669	8,358
Intangible asset - Customer relationship (ix)	—	2,987	5,252	2,750	23,649	8,784	7,285	50,707
Intangible asset - Software (ix)	—	2,775	737	—	4,437	—	—	7,949
Intangible asset - Trademarks and patents (ix)	—	—	1,973	—	—	—	—	1,973
Intangible asset - Exclusivity right (ix)	—	—	—	—	—	—	38,827	38,827
Deferred tax assets	—	—	—	—	—	—	1,531	1,531
Other assets	2,850	190	1,722	15,610	11,539	681	1,908	34,500
Total assets	6,352	6,268	14,751	30,405	48,337	12,596	65,695	184,404

Trade accounts payable	—	40	783	146	47	93	2,334	3,443
Labor and social security liabilities	202	270	1,597	980	2,822	2,069	23	7,963
Deferred tax liabilities	—	1,959	2,707	935	9,549	2,987	—	18,137
Other liabilities	526	216	280	1,475	3,482	2,173	319	8,471
Total liabilities	728	2,485	5,367	3,536	15,900	7,322	2,676	38,014

Net assets and liabilities	5,624	3,783	9,384	26,869	32,437	5,274	63,019	146,390
Consideration transferred (Note 5(c))	14,256	30,392	301,210	69,636	58,325	80,553	102,868	657,240
Goodwill (x)	8,632	26,609	291,826	42,767	25,888	75,279	39,849	510,850

(*)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are complete.
(**)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

(i)
On April 15, 2020, the Group obtained the control of Linked through a step acquisition, which started on June 18, 2018, with the acquisition of 27.06% interest for R$ 2,366 fully paid by December 2018. During 2019, the Group acquired additional 21.50% interest through capital increase of R$ 5,181 fully paid by January 2020. Finally, on April 15, 2020, another capital increase in the amount of R$ 3,800 afforded the acquisition of Linked’s control with a 58.1% interest. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market, with which the Company expects to obtain synergies in its services to clients.

(ii)
On April 30, 2020, the Group acquired a 100% interest in MVarandas. MVarandas is an unlisted company based in João Pessoa, Brazil, that develops software and services for the food service market. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(iii)
On May 29, 2020, the Group acquired a 100% interest in Vitta Tecnologia em Saúde S.A, VittaPar LLC, Vitta Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta Group”) privates companies focused in health plan management, health services and insurance services, based in São Paulo, Brazil, with which the Group expects to obtain synergies in its services to clients.

(iv)
On September 1, 2020, the Group acquired a 51.5% interest in MLabs. MLabs is an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The shareholders shall approve the stock option plan of Mlabs limited to 2.912% of the total share capital of MLabs. Therefore, after the referred approval, STNE Par shall hold 50% interest in MLabs.

(v)
On October 1, 2020, the Group acquired a 50.0% interest in Questor. Questor is an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 50.0% interest in Questor.

(vi)
On November 5, 2020, the Group acquired a 90.0% interest in Sponte. Sponte is an unlisted company based in Paraná, Brazil, that develops management software for education. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(vii)
On November 5, 2020, the Group acquired a 53.05% interest in StoneCo CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”), private credit bureaus companies which the main products are credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively, with which the Company expects to grow in a developing market. The Group also holds an option to acquire an additional interest in the period from 2 to 5 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 46.95% interest in Creditinfo Caribbean.

(viii)	The fair value of trade accounts receivable is R$ 6,598. The gross amount of trade accounts receivable is R$ 6,870 and it is expected that the full contractual amounts can be collected.
(ix)
The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship, software, trademarks and patents, and exclusivity right. Details on the methods and assumptions adopted are described on Note 5(b).

(x)
Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(b)Intangible assets arised from the business combination
The fair value of intangible assets identified in the business combination carried out in 2020 are detailed below, as well as whether the assessment is preliminary or final. The Company has up to 12 months after each of the acquisitions to conclude the assessment.

Customer relationship	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean

Amount	—	2,987	5,252	2,750	23,649	8,784	7,285
Method of evaluation	N/A	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (i)	N/A	9 years	13 - 19 years	5 years	6 years	6 years	10 years
Discount rate (ii)	N/A	14.05%	12.85%	15.57%	15.57%	15.57%	10.54%
Source of information	N/A	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.
(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.
(*)	Multi-Period Excess Earnings Method (“MEEM”)

Software	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean

Amount	—	2,775	737	—	4,437	—	—
Method of evaluation	N/A	replacement cost	replacement cost	N/A	replacement cost	N/A	N/A
Estimated useful life (i)	N/A	10 years	10 years	N/A	3 years	N/A	N/A
Discount rate (ii)	N/A	14.55%	13.35%	N/A	15.57%	N/A	N/A
Source of information	N/A	historical data	historical data	N/A	historical data	N/A	N/A
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.
(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk..

Trademarks and patents	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean

Amount	—	—	1,973	—	—	—	—
Method of evaluation	N/A	N/A	royalty relief	N/A	N/A	N/A	N/A
Estimated useful life (i)	N/A	N/A	indefinite	N/A	N/A	N/A	N/A
Discount rate (ii)	N/A	N/A	13.85%	N/A	N/A	N/A	N/A
Source of information	N/A	N/A	acquirer’s management internal projections	N/A	N/A	N/A	N/A
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)

Exclusivity right	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean

Amount	—	—	—	—	—	—	38,827
Method of evaluation	N/A	N/A	N/A	N/A	N/A	N/A	WWM (*)
Estimated useful life (i)	N/A	N/A	N/A	N/A	N/A	N/A	10 years
Discount rate (ii)	N/A	N/A	N/A	N/A	N/A	N/A	10.54%
Source of information	N/A	N/A	N/A	N/A	N/A	N/A	acquirer’s management internal projections
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on contractual terms.
(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.
(*)	With and Without Method (“WWM”)
(c)Consideration transferred
The fair value of the consideration transferred on the business combination were as follows:

	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean	Total

Cash consideration paid to the selling shareholders in 2020	3,800	18,700	40,022	37,371	46,296	56,500	73,281	275,970
Shares of the Company issued to selling shareholders (i)	—	—	34,961	—	—	—	—	34,961
Cash consideration to be paid to the selling shareholders after 2020	—	1,495	—	15,110	3,031	6,500	—	26,136
Non‑controlling interest in the acquiree (ii)	2,356	—	—	13,031	16,219	527	29,587	61,720
Fair value of previously held equity interest in the acquiree (iii)	8,100	—	—	—	—	—	—	8,100
Call option in the acquiree (iv)	—	—	—	—	(10,891)	—	—	(10,891)
Contingent consideration (v) (vi) (vii) (viii) (ix)	—	10,197	226,227	4,124	3,670	17,026	—	261,244
Total	14,256	30,392	301,210	69,636	58,325	80,553	102,868	657,240

(i)
The Company issued 203,378 ordinary shares as consideration for the 100% interest in Vitta Group. The fair value of the shares is calculated with reference to the quoted price of the shares of the Company at the date of acquisition, which was US$ 31.68 (or R$ 171.91) per share. The fair value of the consideration given was therefore R$ $34,961.

(ii)
The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(iii)
As a result of the step acquisition of Linked, the Group recognized a gain of approximately R$ 2,992 for the difference between the previously held 48.56% interest in Linked, at fair value, in the amount of R$ 8,184 , and its carrying amount, in the amount of R$ 5,192. The gain was included in “Other operating expenses” in the statement of profit or loss for the period ended December 31, 2020.

(iv)	The option has been evaluated in accordance with pre-determined formulas and R$ 10,891 was recorded in the consolidated statement of financial position as Derivative financial instruments.
(v)
MVarandas’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and are determined by the valuation of MVarandas which will be defined considering multiples of the revenue recorded in 2022 less the payment made in 2020. The contingent consideration is limited to R$ 16,300.

(vi)
Vitta Group’s contingent consideration will be transferred to the minority selling shareholders after the closing of the 2023 fiscal year and are determined by the valuation of Vitta Group, which will be defined considering multiples of the revenue recorded in 2023 less the payment made in 2020, additional investments and any other payments made by the Company to afford the subsidiaries’ operation.

(vii)
MLabs’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$ 11,741.

(viii)
Questor’s contingent consideration will be transferred to the selling shareholders after the closing of the 2021 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue, number of new clients and profit margin that Questor will have at the end of 2021.

(ix)
Sponte’s contingent consideration will be transferred to the selling shareholders after the closing of the 2023 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that Sponte will have at the end of 2023. The contingent consideration is limited to R$ 31,500.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. As of December 31, 2020, R$ 269,162 (Note 27 (iii)) is included in non-current “Other liabilities” in the financial position.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(d)Acquisition-related costs
As of December 31, 2020, in the statement of profit or loss under administrative expenses the Group recognized R$ 819 of costs related to the acquisitions mentioned above.
(e)Revenue and profit contribution
The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	Linked	Mvarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean

Total revenue and income	900	2,869	12,247	9,230	8,506	3,876	2,675
Net Income (loss)	(4,200)	(1,070)	(1,469)	310	2,432	475	(567)
Total revenue and income and net income for the Group are presented below on a pro-forma basis assuming the acquisitions had occurred at the beginning of the year of each acquisition:

2020

Pro-forma total revenue and income	3,388,052
Pro-forma net income	850,099
This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Group's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.
6.     Cash and cash equivalents

	2020	2019

Short-term bank deposits - denominated in R$	2,370,414	910,080
Short-term bank deposits - denominated in US$	76,576	58,262
	2,446,990	968,342
7.     Short-term investments

	2020	2019

Listed securities
Bonds (a)	675,599	168,737
Equity securities (b)	970,353	—
Unlisted securities
Bonds (a)	6,464,154	2,758,265
Investment funds (c)	10,136	9,787
Equity securities (b)	7,816	240
	8,128,058	2,937,029

(a)
Comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2020, bonds of listed securities are mainly indexed in a range of 97.50% to 100% CDI rate (2019 – 100% CDI). Liquidity risk is minimal.

(b)
Comprised of ordinary shares of listed and unlisted entities. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2020 of R$ 40,336 (2019 - R$ (938)) was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian reais and U.S. dollars.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
8.    Accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2020	2019

Accounts receivable from card issuers (a)	16,031,948	13,595,133
Accounts receivable from other acquirers (b)	287,972	478,917
Allowance for expected credit losses	(12,765)	(7,236)
	16,307,155	14,066,814

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
As of December 31, 2020, R$ 4,437,285 of the total Accounts receivable from card issuers are held by FIDC AR II and FIDC AR III (December 31, 2019 — R$ 3,714,422 held by FIDC AR I and FIDC AR II). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2020	2019

At January 1	7,236	5,826
Charge for the year	6,626	1,771
Reversal	(1,097)	(361)
At December 31	12,765	7,236
Impairment and risk exposure
In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1.1 for further details.
Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 27.
9.    Trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to loans designated at FVPL, equipment rental and other services.

	2020	2019

Loans designated at FVPL (a)	1,646,685	124,661
Accounts receivable from clients (b)	130,059	108,490
Other trade accounts receivable	53,675	39,922
Allowance for expected credit losses	(32,463)	(23,656)
	1,797,956	249,417
Current	1,415,850	249,417
Non-current	382,106	—

(a)	The Company has started to directly offer credit to clients at the end of 2019. The Group has irrevocably elected to classify the loans at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III.
(b)	Comprised mainly of accounts receivable from equipment rental.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The Group records an allowance for expected credit losses of trade accounts receivable from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1.1 for further details.
The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2020	2019

At January 1	23,656	7,745
Charge for the year	30,372	35,695
Reversal	(269)	(3,179)
Write-off	(21,296)	(16,605)
At December 31	32,463	23,656
10.    Recoverable taxes

	2020	2019

Withholding income tax on finance income (a)	39,413	33,344
Contributions over revenue (b)	14,922	13,576
Other taxes	2,030	3,506
	56,365	50,426

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.
11.    Income taxes
(a)Reconciliation of income tax expense
The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

Profit before income taxes	1,127,662	1,090,655	442,339
Brazilian statutory rate	34%	34%	34%
Tax expense at the statutory rate	(383,405)	(370,823)	(150,395)

Additions (exclusions):
Different tax rates for companies abroad	98,376	47,782	(3,283)
Other permanent differences	(4,777)	6,039	(2,871)
Equity pickup on associates	(2,359)	(275)	169
Unrecorded deferred taxes	(31,531)	(2,030)	(652)
Use of tax losses previously unrecorded	—	5,163	2,689
Unrealized gain on previously held interest on acquisition	1,017	—	7,290
Interest payments on net equity	12,276	10,102	—
R&D Tax Benefits	13,107	8,188	4,026
Other tax incentives	7,080	9,394	5,915
Total income tax and social contribution expense	(290,216)	(286,460)	(137,112)
Effective tax rate	26%	26%	31%

Current income tax and social contribution	(216,886)	(217,228)	(154,882)
Deferred income tax and social contribution	(73,330)	(69,232)	17,770
Total income tax and social contribution expense	(290,216)	(286,460)	(137,112)

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(b)Changes in deferred income taxes
Net changes in deferred income taxes relate to the following:

	2020	2019

At January 1	182,094	182,445
Losses available for offsetting against future taxable income	(39,949)	(46,177)
Tax credit carryforward	51,063	(2,720)
Tax deductible goodwill	(12,226)	61,127
Share-based compensation	6,535	6,354
Assets at FVOCI	(14,020)	7,758
Assets at FVPL	(69,357)	—
Deferred income taxes arising from business combinations	(8,152)	5,890
Temporary differences under FIDC	1,563	(27,806)
Technological innovation benefit	(5,968)	(6,385)
Others	(13,972)	1,608
At December 31	77,611	182,094
(c)Deferred income taxes by nature
Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the year.

	2020	2019

Losses available for offsetting against future taxable income	84,581	124,530
Tax credit carryforward	85,995	34,932
Tax deductible goodwill	48,901	61,127
Share-based compensation	32,693	26,158
Assets at FVOCI	25,040	39,060
Assets at FVPL	(75,288)	(5,931)
Deferred income taxes arising from business combinations	(39,113)	(30,961)
Temporary differences under FIDC	(66,536)	(68,099)
Technological innovation benefit	(15,432)	(9,464)
Others	(3,230)	10,742
Deferred tax, net	77,611	182,094
(d) Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 36,906 (2019 – R$ 2,714) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
12.    Property and equipment
(a) Changes in Property and equipment

	Balance at 12/31/2018	Additions	Disposals	IFRS 16 (iii)	Balance at 12/31/2019	Additions	Disposals	Transfers (i)	Business Combination (ii)	Balance at 12/31/2020

Cost
Pin Pads & POS	254,961	279,818	(21,846)	—	512,933	327,149	(66,131)	(37,176)	—	736,775
IT equipment	75,354	16,963	(661)	—	91,656	35,642	(3,487)	—	4,433	128,244
Facilities	21,125	1,617	—	—	22,742	5,680	(18)	10,635	1,485	40,524
Machinery and equipment	14,222	2,459	(10)	—	16,671	983	(47)	—	635	18,242
Furniture and fixtures	6,849	3,795	(156)	—	10,488	2,687	(110)	562	1,002	14,629
Vehicles and airplane	90	—	—	—	90	16,033	—	—	138	16,261
Construction in progress	—	1,039	(19)	—	1,020	10,280	(22)	(11,197)	—	81
Right-of-use assets - Vehicles	—	6,346	(1,673)	5,722	10,395	15,098	(5,486)	—	—	20,007
Right-of-use assets - Offices	—	69,856	(178)	35,213	104,891	37,042	(17,548)	—	2,186	126,571
	372,601	381,893	(24,543)	40,935	770,886	450,594	(92,849)	(37,176)	9,879	1,101,334
Depreciation
Pin Pads & POS	(69,744)	(79,849)	8,296	—	(141,297)	(119,310)	11,903	—	—	(248,704)
IT equipment	(21,783)	(14,345)	428	—	(35,700)	(21,362)	1,644	—	(2,383)	(57,801)
Facilities	(7,559)	(4,210)	—	—	(11,769)	(4,869)	6	—	(548)	(17,180)
Machinery and equipment	(5,844)	(3,279)	9	—	(9,114)	(4,630)	14	—	(410)	(14,140)
Furniture and fixtures	(1,354)	(838)	31	—	(2,161)	(1,408)	25	—	(338)	(3,882)
Vehicles and airplane	(44)	(13)	—	—	(57)	(1,363)	—	—	(124)	(1,544)
Right-of-use assets - Vehicles	—	(4,872)	990	—	(3,882)	(8,256)	5,232	—	—	(6,906)
Right-of-use assets - Offices	—	(18,343)	44	—	(18,299)	(24,137)	9,149	—	(656)	(33,943)
	(106,328)	(125,749)	9,798	—	(222,279)	(185,335)	27,973	—	(4,459)	(384,100)
Property and equipment, net	266,273	256,144	(14,745)	40,935	548,607	265,259	(64,876)	(37,176)	5,420	717,234

(i)	In the second quarter of 2020, the Company started recording tax credits of PIS and COFINS at the time of the POS acquisition, in accordance with Brazilian tax law. Previously, the credit was taken due to the depreciation of the asset. Accordingly, the residual tax credit on assets in operation on June 30, 2020 was reclassified to recoverable taxes in the statement of financial position, with no impact on the statement of profit or loss. New acquisitions will be added to property and equipment net of tax credits, which will be recorded in the statement of profit or loss in line with the depreciation of the asset.
(ii)	For more details about the business combination, please refer to Note 5.
(iii)	Refers to adoption of IFRS 16 on January 1, 2019. After that, the new contracts are considered as a common addition.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(b) Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2020	2019	2018

Cost of services	162,202	100,070	54,203
General and administrative expenses	59,593	49,358	38,130
Selling expenses	34,499	13,968	—
Depreciation and Amortization charges	256,294	163,396	92,333
Depreciation charge	185,335	125,749	66,501
Amortization charge (Note 13)	70,959	37,647	25,832
Depreciation and Amortization charges	256,294	163,396	92,333
(c) Impairment loss and compensation
As of December 31, 2020, 2019 and 2018, there were no indicators of impairment of property and equipment.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
13.    Intangible assets

	Balance at 12/31/2018	Additions	Disposals	Transfers	Balance at 12/31/2019	Additions	Disposals	Transfers	Business Combination (i)	Balance at 12/31/2020

Cost
Goodwill - acquisition of subsidiaries	143,194	—	—	—	143,194	—	—	—	510,850	654,044
Customer relationship	99,428	—	(60)	—	99,368	4,300	—	—	51,433	155,101
Trademark use right	12,491	—	—	—	12,491	—	—	—	—	12,491
Trademarks and patents	1,704	28	—	—	1,732	7	—	—	1,989	3,728
Software	95,683	41,363	(25,000)	22,566	134,612	37,477	(11,899)	27,561	16,898	204,649
Licenses for use - payment arrangements	11,437	88	(7)	—	11,518	9,035	—	—	4,697	25,250
Exclusivity right	—	—	—	—	—	—	—	—	38,827	38,827
Software in progress	17,116	25,695	(213)	(22,566)	20,032	32,654	(190)	(27,561)	1,311	26,246
Right-of-use assets - Software	—	37,513	—	—	37,513	66,837	(37,513)	—	—	66,837
Others	726	—	(726)	—	—	—	—	—	—	—
	381,779	104,687	(26,006)	—	460,460	150,310	(49,602)	—	626,005	1,187,173
Amortization
Customer relationship	(26,571)	(10,582)	60	—	(37,093)	(13,450)	—	—	—	(50,543)
Trademark use right	(12,491)	—	—	—	(12,491)	—	—	—	—	(12,491)
Trademarks and patents	(113)	(335)	—	—	(448)	(345)	—	—	—	(793)
Software	(30,346)	(19,847)	23,678	—	(26,515)	(34,099)	9,438	—	(4,332)	(55,508)
Licenses for use - payment arrangements	(3,514)	(2,533)	1	—	(6,046)	(4,240)	—	—	(3,009)	(13,295)
Exclusivity right	—	—	—	—	—	(647)	—	—	—	(647)
Right-of-use assets - Software	—	(4,168)	—	—	(4,168)	(18,178)	8,336	—	—	(14,010)
Others	(1,087)	(182)	1,269	—	—	—	—	—	—	—
	(74,122)	(37,647)	25,008	—	(86,761)	(70,959)	17,774	—	(7,341)	(147,287)
Intangible assets, net	307,657	67,040	(998)	—	373,699	79,351	(31,828)	—	618,664	1,039,886

(i)	For more details about the business combination, please refer to Note 5.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
Impairment of intangible assets
As of December 31, 2020, and 2019, there were no indicators of impairment of finite-life intangible assets.
The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.
The Group performed its annual impairment test as of December 31, 2020 and 2019 which did not result in the need to recognize impairment losses on the carrying value of goodwill.
The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 10.54% (2019 - 9.4%) and the growth rate applied to perpetuity cash-flow is 5.0% (2019 - 5.0%) that considers long-term local inflation and long-term real growth.
The key assumptions used in value in use calculation are as follows:
•Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.
•Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.
•Considered a pre-tax discount rate applied to cash flow of 10.54% (2019 - 9.4%), based on long-term interest rate, equity risk premium, industry beta and other variables.
•Considered a perpetuity growth rate of 5.0% (2019 - 5.0%), based on long-term local inflation and real growth.
The sensitivity analysis of the goodwill impairment test considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 250 basis points in perpetuity rate after the fifth year and an increase of 500 basis points in pre-tax discount rate, and it did not result in the impairment of the goodwill.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
14.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
15.    Trade accounts payable

	2020	2019

Domestic trade accounts payable	178,050	94,887
Foreign suppliers	156	290
Other	2,285	2,648
	180,491	97,825
Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable is close to fair value, due to their short-term nature.
16.    Labor and social security liabilities

	2020	2019

Accrued annual payments and related social charges	142,552	85,675
Labor liabilities and related social charges	111,809	50,770
Total labor and social security liabilities	254,361	136,445
Current	173,103	109,013
Non-current	81,258	27,432
17.    Taxes payable

	2020	2019

Income tax (IRPJ and CSLL) (e)	55,794	2,181
Contributions over revenue (PIS and COFINS) (a)	23,502	26,613
Withholding income tax (c)	12,021	6,130
Taxes on services (ISS) (b)	8,635	6,839
Withholding taxes from services taken (d)	5,969	2,527
Social security levied on gross revenue (INSS) (f)	503	221
Other taxes and contributions	411	429
	106,835	44,940

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.
(b)	ISS is recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.
(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).
(d)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.
(e)	The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10). The majority of this amount refers to long-live assets and the settlement of the corresponding income tax will occur at the same time the assets are realized.
(f)
The entities Equals, Mundipagg, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
18.    Loans and financing
As of December 31, 2020, and 2019, loans and financing are as follows:

	Average annual interest rate %	Maturity	2020	2019

Obligations to FIDC AR quota holders (a)	106.0% of CDI Rate* / CDI Rate* + 1.50%	Jun/21 - Aug/23	1,939,645	2,070,542
Obligations to FIDC TAPSO quota holders (b)	CDI Rate* + 1.15%	Mar/21	20,476	20,352
Leases (d)	111.0% of CDI Rate*	—	—	1,497
Leases (d)	105.7% - 151.8% of CDI Rate*	Jan/21 - Jun/29	48,856	35,778
Bank borrowings (e)	CDI Rate* + 0.68% / CDI Rate* + 1.20%	Jan/21 - Mar/21	390,830	1,777,083
Loans with private entities (f)	109.8% of CDI Rate*	Sep/21	745,051	738,456
Debentures (g)	109.0% of CDI Rate*	Jul/22	—	394,997
Current portion of debt			3,144,858	5,038,705

Obligations to FIDC AR quota holders (a)	106.0% of CDI Rate* / CDI Rate* + 1.50%	Jun/21 - Aug/23	2,174,670	1,620,000
Obligations to FIDC SOMA III quota holders (c)	CDI Rate* + 4.0% / CDI Rate* + 7.0%	Dec/23	239,759	—
Leases (d)	105.7% - 151.8% of CDI Rate*	Jan/21 - Jun/29	126,005	87,483
Debentures (g)	109.0% of CDI Rate*	Jul/22	398,358	—
Non-current portion of debt			2,938,792	1,707,483

Total debt			6,083,650	6,746,188

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2020 was 2.76% (2019 - 5.97%).
(a)    Obligations to FIDC AR quota holders
The FIDC AR I and FIDC AR II were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas.
In 2017, three series of senior quotas were issued, with a total amount of R$ 2,059,500 and maturity in 2020. The payment of interest was made every six months and, at the end of the third annual period, the senior quotas were fully redeemed. The benchmark return rate was 106.8% of the CDI rate. In June 2020, after the fully amortization of senior quotas, FIDC AR I was ended.
In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$1,620,000, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.5% per year.
(b)    Obligations to FIDC TAPSO quota holders
In October 2019, the Group raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.
(c)    Obligations to FIDC SOMA III quota holders
In December 2020, the Group completed the issuance of R$ 580,000 of FIDC SOMA III quotas, raising R$ 493,000 in third-party capital for its credit solution, of which R$ 246,500 were received in 2020. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone holds the subordinated quotas. The senior quotas reached R$ 348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$ 145,000 and the benchmark return rate is CDI + 7.0% per year.
(d)    Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(e)    Bank borrowings
During 2019 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity. As of December 31, 2020, the outstanding was R$ 390,830, whose annual price range is from CDI + 0.68% to CDI + 1.20%.
(f)    Loans with private entities
On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, whose benchmark return rate was 103.0% of the CDI Rate and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance. In October 2019 the Group renewed this loan contract for another two years, with a benchmark return rate equivalent to 109.8% of the CDI rate.
(g)    Debentures
On June 12, 2019 Stone approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone’s accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.
(h)    Changes in loans and financing

	Balance at 12/31/2019	Additions	Disposals	Payment	Interest	Business Combination	Balance at 12/31/2020

Obligations to FIDC AR quota holders (i)	3,690,542	2,476,906	—	(2,169,073)	115,940	—	4,114,315
Obligations to FIDC TAPSO quota holders	20,352	—	—	(514)	638	—	20,476
Obligations to FIDC SOMA III quota holders (ii)	—	239,232	—	—	527	—	239,759
Leases (iii)	124,758	118,977	(36,919)	(41,373)	7,826	1,592	174,861
Bank borrowings (iv)	1,777,083	3,996,820	—	(5,422,211)	39,138	—	390,830
Debentures	394,997	—	—	(8,769)	12,130	—	398,358
Loans with private entities	738,456	—	—	(17,652)	24,247	—	745,051
	6,746,188	6,831,935	(36,919)	(7,659,592)	200,446	1,592	6,083,650
Current	5,038,705						3,144,858
Non-current	1,707,483						2,938,792

	Balance at 12/31/2018	Additions	Payment	Interest	Balance at 12/31/2019

Obligations to FIDC AR quota holders	2,064,333	1,620,000	(180,713)	186,922	3,690,542
Obligations to FIDC TAPSO quota holders	10,238	20,000	(10,734)	848	20,352
Leases	3,674	154,650	(38,023)	4,457	124,758
Bank borrowings	750	2,561,360	(798,323)	13,296	1,777,083
Debentures	—	397,478	(13,815)	11,334	394,997
Loans with private entities	758,027	—	(66,717)	47,146	738,456
	2,837,022	4,753,488	(1,108,325)	264,003	6,746,188
Current	777,702				5,038,705
Non-current	2,059,320				1,707,483
(i)    Additions refer to the first series of FIDC AR III senior quotas issuance. The total issuance to third party investors was R$ 2,500,000 (R$ 2,476,906 net of the offering transaction costs, which will be amortized over the course of the series). Payments mainly refer to the amortization of the principal and the payment of interest of FIDC AR I and FIDC AR II.
(ii)    Additions refer to the first series of FIDC SOMA III senior and mezzanine quotas. The total issuance to third party investors was R$ 493,000, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which will be amortized over the course of the series).
(iii)    The balance comprises leases related to the adoption of IFRS 16.
(iv)    In March 2020 the Group entered into two US$ 100,000 bilateral loans each indexed to the Brazilian real, totaling US$ 200,000, with maturity in 90 days from the execution dates. The debt facilities bear interest at the annual rates of 4.085% and CDI + 0.85%, respectively. The first loan was paid in June 2020 and the second had the maturity postponed and was paid in September 2020, with a new rate equivalent to CDI + 3.00% per year. Moreover, the Group has issued a total amount of R$ 2,960,000 of new CCBs (Bank Credit Notes), of which R$ 390,830 are still outstanding and will mature until March 2020. The proceeds of these loans were used mainly for the prepayment of receivables.
The Group has not breached borrowing limits or covenants (where applicable) on any of its borrowing facilities.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
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
(a)Transactions with related parties
The following transactions were carried out with related parties:

	2020	2019

Sales of services
Associates (legal and administrative services) (i)	11	11
	11	11
Purchases of goods and services
Entity controlled management personnel (ii)	(16,652)	(10,029)
Associates (transaction services) (iii)	(2,032)	(451)
	(18,684)	(10,480)
(i)    In 2020 and 2019, related to services provided to VHSYS.
(ii)    Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda, companies owned by related parties.
    In March 2020, the Group acquired, under arm’s length principle (using market quotation from specialized publication and comparable transaction), for R$ 15,974 an airplane from Zurich Consultoria e Participações Ltda (included in Property and equipment, Note 10). With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated, the acquisition aims to meet the interests and needs of StoneCo and its affiliates in the development of its activities and the utilization of this airplane must follows the Airplane Use and Disbursements Policy, approved by the Board.
(iii)    Related mainly to commission expenses paid to Collact due to new customer acquisition.
    Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
    In May 2020, the Group acquired the control of Vitta Group (Note 5). Some of the Vitta’s selling shareholders are member of the Company’s Board of Directors. The Group paid R$ 1,436 to related parties through this business combination and they do not hold any rights under additional payments to be made related to this acquisition.
    As of December 31, 2020, some officers and directors were subscribed to the Group’s banking solution, the total amount recognized in other liabilities is R$ 33.
(b)    Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2020	2019

Loans to management personnel	4,149	6,084
Convertible loans	3,051	6,753
Receivables from related parties	7,200	12,837
As of December 31, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(c)    Key management personnel compensation
Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2020 and 2019, compensation expense was as follows:

	2020	2019

Short-term benefits	15,202	11,902
Share-based payments (Note 26)	32,305	18,878
	47,507	30,780
20.    Provision for contingencies
The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation. The amount of the judicial deposits as of December 31, 2020 is R$ 20,448 (2019 - R$ 15,541), that are included in Other assets in the non-current assets.
Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total

Balance at December 31, 2018	991	251	1,242
Additions	10,303	1,810	12,113
Reversals	(1,848)	(1,025)	(2,873)
Interests	142	38	180
Payments	(712)	(386)	(1,098)
Balance at December 31, 2019	8,876	688	9,564
Additions	3,567	409	3,976
Reversals	(1,389)	(328)	(1,717)
Interests	481	39	520
Payments	(1,963)	(230)	(2,193)
Balance at December 31, 2020	9,572	578	10,150
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

	2020	2019

Civil	46,169	59,206
Labor	15,024	4,145
Total	61,193	63,351

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The nature of the civil litigations is summarized as follows:
•    Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss decreased to R$ 10,835 (December 31, 2019 - R$ 49,674).
•    Stone, MNLT, Cappta, PDCA and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback, which sums R$ 2,063 (December 31, 2019 - R$ 3,915); (ii) disputes related to amounts withheld due to credit and fraud prevention/risk management, totaling R$ 5,876 (December 31, 2019 - R$ 658); and (iii) disputes related to merchants credit card receivables, totaling R$ 1,256 (December 31, 2019 - R$ 1,499).
21.    Equity
(a)Authorized capital
The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
(b)Subscribed and paid-in capital and capital reserve
In October 2018, immediately prior to the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:
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
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
Below are the issuances and repurchases of shares during 2020 and 2019 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total

At December 31, 2018	125,697,438	151,482,561	277,179,999
Issuance	35,655	—	35,655
Vested awards (i)	151,182	—	151,182
Conversions	52,804,309	(52,804,309)	—
At December 31, 2019	178,688,584	98,678,252	277,366,836
Business combination (ii)	203,378	—	203,378
2020 Follow on (iii)	31,481,250	—	31,481,250
Vested awards (iv)	210,378	—	210,378
Conversions	46,895,550	(46,895,550)	—
At December 31, 2020	257,479,140	51,782,702	309,261,842
As of December 31, 2020, and 2019, all issued shares were paid in full.
(i)    In April 2019, during the follow-on public offering, the vesting of some RSU awards was accelerated. Accordingly, Class A common shares were issued to our founder shareholders, as anti-dilutive shares. Also, in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.
(ii)    On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group. Details of the transactions are described in Note 5.
(iii)As mentioned in Note 1.4, on August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common.
(iv)    As described in Note 26, the Company has accelerated 302,243 RSUs, of which 210,378 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax. Additionally the Company has repurchased and cancelled 7,595 shares under the incentive shares plan.
(c)Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.
In 2020, 528,335 Class A common shares (2019 - 0) were repurchased, for R$ 76,270.
As described on Note 21(b)(iv), the Company has delivered 2,735 treasury shares to anticipate the delivery of awards.
In December 2020, the Company holds 532,470 (December 2019 - 6,870) Class A common shares in treasury.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(d)Special reserve
Due to the reverse merger of StoneCo Brasil by Stone (see Note 1.3) (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323) will be deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a deferred tax asset.
22.    Earnings per share
Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.
The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2020	2019	2018

Net income attributable to Owners of the Parent	854,071	803,232	301,232
Less: Net loss allocated to participating shares of Group companies	—	—	(126)
Numerator of basic and diluted EPS	854,071	803,232	301,358
As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.
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
The following table contains the earnings per share of the Group for the years ended December 31, 2020, 2019 and 2018 (in thousands except share and per share amounts):

	2020	2019	2018

Numerator of basic EPS	854,071	803,232	301,358
Equals’ acquisition	—	—	33,316
Weighted average number of outstanding shares	289,289,033	277,320,157	232,499,264
Denominator of basic EPS	289,289,033	277,320,157	232,532,580
Basic earnings per share - R$	2.95	2.90	1.30
Numerator of diluted EPS	854,071	803,232	301,358
Equals’ acquisition	—	—	33,316
Share-based payments	4,448,505	4,845,504	1,748,001
Weighted average number of outstanding shares	289,289,033	277,320,157	232,499,264
Denominator of diluted EPS	293,737,538	282,165,661	234,280,581
Diluted earnings per share - R$	2.91	2.85	1.29
In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 21).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
23.    Total revenue and income

	2020	2019	2018

Transaction activities and other services	1,294,294	862,254	587,289
(-) Taxes and contributions on revenue	(150,208)	(91,978)	(72,687)
Net revenue from transaction activities and other services	1,144,086	770,276	514,602
Equipment rental and subscription services	428,290	365,536	234,741
(-) Taxes and contributions on revenue	(40,257)	(33,971)	(21,062)
Net revenue from subscription services and equipment rental	388,033	331,565	213,679
Financial income	1,700,945	1,352,064	842,025
(-) Taxes and contributions on financial income	(53,928)	(64,304)	(40,703)
Financial income	1,647,017	1,287,760	801,322
Other financial income	140,687	186,367	49,578
Total revenue and income	3,319,823	2,575,968	1,579,181

Timing of revenue recognition
Recognized at a point in time	1,144,086	770,276	514,602
Recognized over time	2,175,737	1,805,692	1,064,579
Total revenue and income	3,319,823	2,575,968	1,579,181
24.    Expenses by nature

	2020	2019	2018

Personnel expenses (Note 25)	833,310	576,440	421,240
Financial expenses (a)	339,844	353,451	301,065
Transaction and client services costs (b)	370,819	185,396	163,561
Depreciation and amortization (Note 12 (b))	256,294	163,396	92,333
Marketing expenses and sales commissions (c)	149,842	71,811	40,890
Third parties services	119,904	69,579	42,875
Facilities expenses	32,762	30,547	34,095
Travel expenses	8,402	24,660	19,414
Other	74,047	9,223	20,924
Total expenses	2,185,224	1,484,503	1,136,397
(a)    Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
25.    Employee benefits

	2020	2019	2018

Wages and salaries	483,600	348,731	242,147
Social security costs	138,960	117,604	70,988
Profit sharing and annual bonuses	89,973	45,596	47,262
Share-based payments	120,777	64,509	60,843
	833,310	576,440	421,240
The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.
26.    Share-based payment
The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2020, 2019 and 2018.

	Equity
	RSU	Option	Incentive	Total

Number of shares
As of December 31, 2018	5,114,450	135,198	5,333,202	10,582,850
Granted	9,437	5,160	—	14,597
Issued	(159,751)	—	—	(159,751)
Cancelled	(529,240)	(106,722)	—	(635,962)
Repurchased	—	—	(3,838)	(3,838)
As of December 31, 2019	4,434,896	33,636	5,329,364	9,797,896
Granted	329,405	—	—	329,405
Issued	(302,243)	—	—	(302,243)
Cancelled	(91,866)	(1,134)	—	(93,000)
Repurchased	—	—	(7,595)	(7,595)
As of December 31, 2020	4,370,192	32,502	5,321,769	9,724,463
Incentive Shares
In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil, which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
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
During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration (2019 - 3,838)
Phantom Share plan
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
In December 2019, the Company delivered 8,569 Class A common shares hold in treasury shares, net of withholding taxes, to a former employee. Also in the same period 1,890 awards were cancelled.
In 2020, the Company has accelerated 302,243 RSUs (see Note 21 (b) (iv)). 91,866 RSUs were cancelled and 329,405 RSUs were granted with an average price of US$ 29.69 (R$ 163.78), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
Stock options
In September 2018, the Group issued 135,198 awards as stock options, of which approximately 77% have exercise date in 5 years, 5% in 7 years and 18% in 10 years. During 2019, the group also cancelled 106,722 awards as employees left the Company. The strike price for the grant is US$ 24.00.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
In August 2019, the Group granted new 5,160 awards, of which approximately 50% have exercise date in 3 years and 50% in 5 years. The strike price for the grant is US$ 30.00.
In June 2020, 1,134 stock options were cancelled.
The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model with a weighted average exercise price of US$ 24.92.
The total expense, including taxes and social charges, recognized for the programs for the year was R$ 120,777 (2019 -R$ 64,509).
27.    Financial instruments
(i)    Financial risk management
The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.
Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.
The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.
a)    Credit risk
Credit risk is defined the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.
The carrying amount of financial assets reflects the expected credit exposure.
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
Accounts receivable from card issuers
The Group, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees - collateral or bank - considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Group has not incurred in losses from card issuer receivables.
Loans designated at FVPL
The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk adjusted return on allocated economic capital and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.
The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.
b)    Market risk
Market risk is the risk that arises on the possibility of financial loss on the fair value or future cash flows of any financial instrument due to changes in market conditions.
On the ordinary course of the business, the Group incurs in financial transactions subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.
Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk. The effects of market factors on the financial statements are discussed below.
Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash and cash equivalents denominated in foreign currencies, short-term investments denominated in foreign currencies.
Interest rate risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
The Group’s interest rate risk arises mainly from the discount rate applied to determine the fair value of the Accounts receivable from card issuers. Due to its short duration the impact on the Group’s financial statements would be relatively low.
Foreign currency risk
The Group incurs on foreign operation, mainly investments, supplier payments, which are settled in U.S. Dollars, and acquisition of Pin Pads & POS, which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2020 was of 8,286 a relatively low financial result, despite high volatility observed on the USD/BRL pair on the same period, showing a well-balanced risk management. Moreover, the TPV settled in foreign currencies is internalized to Brazilian Reais.
The Group’s exposure to foreign currency changes for all other currencies is not material.
Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2020, R$ 978,169 in listed and non-listed equity securities.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored using value-at-risk (“VaR”), that reflects the interdependency between risk variables.
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.
The Group conducts a study on how market variables would impact the group’s financial statements. Based on Value-at-Risk models and the stressed scenario of the COVID-19 outbreak on the last two weeks of March 2020, the Group can assess its drawdown on adverse market conditions.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days	COVID-19 Outbreak
Interest rates	Account receivables from credit card issuers	1,094	5,820	15,801	17,077
Credit spread on interest rates	Account receivables from credit card issuers	252	797	1,951	4,030
Foreign currency exchange	USD denominated assets/liabilities	24	75	183	177
Equity price (i)	Listed securities	32,749	103,562	253,676	259,050
(i)The Group holds positions on equity of Linx S.A. (B3: LINX3; NYSE: LINX). Despite the market movements on the price of this security, the market risk incurred by this position is mitigated since the business combination with the Company was approved on the Linx Extraordinary Shareholders meeting on November 17th, 2020 and the price the Company will pay to the current shareholders was determined. The transaction is conditioned to the approval by the Brazilian antitrust authority (CADE), but the Company does not expect any antitrust concerns.

The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 98% on normal market conditions.
The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets. To address for this issue, the Group also calculates a stressed scenario, that simulates the effects of the last two weeks of March 2020, on which the COVID-19 outbreak impacted the global financial markets.
c)    Liquidity risk
Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements - for example, currency restrictions.
Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Local treasury department. Local treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$8,128,058 (2019 - R$2,937,029) that are expected to readily generate cash inflows for managing liquidity risk.
As mentioned in note 1.5, the Group entered in a transaction to acquire Linx and is pending antitrust approval (CADE) and certain other conditions, if CADE does not approve the transaction a compensatory break fee equal to R$ 453,750 thousand will be payable by the Group to Linx.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2020
Accounts payable to clients	9,172,353	—	—	—
Trade accounts payable	180,491	—	—	—
Loans and financing	1,197,522	460,318	29,511	41,301
Obligations to FIDC quota holders	2,065,493	1,334,787	1,213,563	—
Other liabilities	586,507	284,972	—	—

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2019
Accounts payable to clients	6,500,071	—	—	—
Trade accounts payable	97,825	—	—	—
Loans and financing	2,947,811	29,762	20,643	37,078
Obligations to FIDC quota holders	2,090,894	1,620,000	—	—
Other liabilities	80,619	5,051	—	—
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
While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:
•Where clients also contract anti-fraud services rendered by the Group entities; or
•Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.
The Group is also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase our credit liabilities and default rates on our credit solutions, and subject us to potential fines by regulators.
e)    Collateral
The Group has pledged part of its accounts receivable from card issuers in order to fulfil the collateral requirements for the loan contract with private entity (Note 18 (f)).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Financial instruments by category
a)Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2020
Short-term investments	—	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	—	—	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	—	1,797,956
Derivative financial instruments	—	42,931	172	43,103
Receivables from related parties	7,200	—	—	7,200
Other assets (i)	895,216	—	—	895,216
	1,053,687	8,839,505	17,285,496	27,178,688
At December 31, 2019
Short-term investments	—	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	—	—	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	—	249,417
Derivative financial instruments	—	14,062	—	14,062
Receivables from related parties	12,837	—	—	12,837
Other assets	151,030	—	—	151,030
	288,623	3,065,232	14,077,334	17,431,189
(i)    Included in Other assets there is an amount of R$ 714,907 (2019 – R$ 62,434) related to the banking solutions operation. This operation is subject to BACEN rules which determine that the entity must maintain amounts invested in public bonds or similar investments to cover amounts deposited by the customers.
b)Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2020
Accounts payable to clients	9,172,353	—	—	9,172,353
Trade accounts payable	180,491	—	—	180,491
Loans and financing	1,709,100	—	—	1,709,100
Obligations to FIDC quota holders	4,374,550	—	—	4,374,550
Derivative financial instruments	—	13,574	2,659	16,233
Other liabilities (ii)	602,318	269,162	—	871,480
	16,038,812	282,736	2,659	16,324,207
At December 31, 2019
Accounts payable to clients	6,500,071	—	—	6,500,071
Trade accounts payable	97,825	—	—	97,825
Loans and financing	3,035,294	—	—	3,035,294
Obligations to FIDC quota holders	3,710,894	—	—	3,710,894
Derivative financial instruments	—	1,354	—	1,354
Other liabilities	85,670	—		85,670
	13,429,754	1,354	—	13,431,108
(ii)    Included in Other liabilities there is an amount of R$ 576,139 (2019 – R$ 59,785) related to the banking solutions operation. The amount represents the deposits made by the customers subscribed to this solution.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(iii)    Fair value estimation
a)    Fair value measurement
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2020			2019
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short-term investments (1)	8,128,058	8,128,058	I /II	2,937,029	2,937,029	I /II
Accounts receivable from card issuers (2)	16,307,155	16,307,155	II	14,066,814	14,066,814	II
Trade accounts receivable (3) (4)	1,797,956	1,797,956	II / III	249,417	249,417	II
Derivative financial instruments (5)	43,103	43,103	II	14,062	14,062	II
Receivables from related parties (3)	7,200	7,200	II	12,837	12,837	II
Other assets (3)	895,216	895,216	II	151,030	151,030	II
	27,178,688	27,178,688		17,431,189	17,431,189
Financial liabilities
Accounts payable to clients (7)	9,172,353	9,004,825	II	6,500,071	6,380,302	II
Trade accounts payable (3)	180,491	180,491	II	97,825	97,825	II
Loans and financing (6)	1,709,100	1,697,588	II	3,035,294	3,041,500	II
Obligations to FIDC quota holders (6)	4,374,550	4,395,035	II	3,710,894	3,709,871	II
Derivative financial instruments (5)	16,233	16,233	II	1,354	1,354	II
Other liabilities (3) (8)	871,480	871,480	II/III	85,670	85,670	II
	16,324,207	16,165,652		13,431,108	13,316,522
(1)    Short-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.
(2)    Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.
(3)    The carrying values of trade accounts receivable (except Loans designated at FVPL, detailed in item (4)), receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.
(4)    Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 1,646,685, which are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

At December 31, 2019	124,661
Additions	2,496,846
Settlements	(987,283)
Fair value recognised in the statement of profit or loss as Financial income	12,461
At December 31, 2020	1,646,685
The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are based on expected loss rate and the discount rate used to evaluate the asset.
The group has performed sensitivity analysis considering an increase of 500 basis points in discount rate and an increase of 15% in expected loss rate. The result was a decrease of Loans designated at FVPL in the total amount of R$ 19,140.
(5)    The Group enters derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Cash flow hedge instruments are classified as FVOCI (Note 27 (iv)).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(6)    Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.
(7)    Accounts payable to clients are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.
(8)    There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders (more details in Note 5). The amount as of December 31, 2020 is R$ 269,162 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2019	—
Initial recognition originated from business combination	261,244
Recognised in the statement of profit or loss as Financial expenses, net	7,918
At December 31, 2020	269,162
The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
The group has performed sensitivity analysis considering an increase of 5% and a decrease of 10% in projections of revenue, net debt, number of clients and an increase and decrease of 200 basis points in discount rates. The result was an increase of contingent consideration in the total amount of R$ 10,756 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 42,015 considering decrease in unobservable inputs.
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
For the years ended December 31, 2020 and 2019, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
(iv)    Hedge accounting
The Company entered hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and position of asset, liability and equity as of December 31, 2020 are summarized as follows:

Settled transactions
Counterparty	Notional in US$ (a)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (a)	Trade date	Due date	Fair value as of December 31, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (b)	Ineffective portion – Revenue / (Expense) (c)

Banco BTG Pactual S.A.	2,863	5.84	16,719	15-May-20	01-Jun-20	—	(1,065)	(120)
Banco BTG Pactual S.A.	2,553	5.85	14,922	15-May-20	01-Jul-20	—	(898)	(45)
Banco BTG Pactual S.A.	2,473	5.85	14,477	15-May-20	03-Aug-20	—	(1,317)	(645)
Banco BTG Pactual S.A.	3,139	5.86	18,389	15-May-20	01-Sep-20	—	(388)	(960)
Banco Safra S.A.	3,820	5.87	22,425	15-May-20	01-Oct-20	—	(517)	(362)
Banco Safra S.A.	4,240	5.87	24,911	15-May-20	03-Nov-20	—	(671)	234
Banco BTG Pactual S.A.	3,187	5.32	16,965	02-Jun-20	01-Dec-20	—	477	(452)
Banco BTG Pactual S.A.	1,070	5.40	5,778	07-Jul-20	01-Dec-20	—	173	(244)
Banco BTG Pactual S.A.	(1,400)	5.30	(7,414)	05-Aug-20	01-Oct-20	—	—	(483)
Banco Safra S.A.	(800)	5.30	(4,242)	05-Aug-20	03-Nov-20	—	—	(375)
Banco Safra S.A.	(1,100)	5.30	(5,831)	05-Aug-20	01-Dec-20	—	—	(34)
Banco Votorantim S.A.	(2,420)	5.60	(13,550)	21-Aug-20	01-Oct-20	—	—	(100)
Banco BTG Pactual S.A.	(3,440)	5.61	(19,296)	21-Aug-20	03-Nov-20	—	—	(559)
Banco Safra S.A.	(3,160)	5.61	(17,743)	21-Aug-20	01-Dec-20	—	—	895
						—	(4,206)	(3,250)
(a)    Negative amounts represents either (i) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS or (ii) early settlement of purchases forecasted - on August 21, 2020, the Company anticipated payments for the providers of Pin Pads & POS, and due to that, had no more exposure to foreign exchange. Therefore, the Company designated hedge operations to eliminate the exchange variation of the original hedges.
(b)    Initially recognized in equity, in “Other comprehensive income”, but subsequently (when settled) reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset.
(c)    Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (i) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (ii) a commercial discount in the purchase moment, (iii) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS and (iv) anticipated payments for the providers of Pin Pads & POS.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)

Unsettled transactions
Counterparty	Notional in US$ (d)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (d)	Trade date	Due date	Fair value as of December 31, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (e)	Ineffective portion – Revenue / (Expense) (f)

Asset
Banco BTG Pactual S.A.	(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	121	—	121
Banco Safra S.A.	(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	39	—	39
Banco Votorantim S.A.	(150)	5.26	(790)	17-Sep-20	01-Feb-21	12	—	12
						172	—	172
Liability
Banco BTG Pactual S.A.	3,951	5.40	21,340	07-Jul-20	04-Jan-21	(806)	(459)	(347)
Banco Safra S.A.	2,900	5.33	15,450	05-Aug-20	01-Feb-21	(418)	(397)	(21)
Banco Votorantim S.A.	1,900	5.27	10,020	17-Sep-20	01-Mar-21	(165)	(165)	—
Banco Votorantim S.A.	2,900	5.63	16,333	21-Oct-20	01-Apr-21	(1,270)	(1,270)	—
						(2,659)	(2,291)	(368)
Net amount						(2,487)	(2,291)	(196)
(d)    Negative amounts represent hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.
(e)    Recognized in equity, in “Other comprehensive income”, net of tax. The table presents gross amounts. The amount net of tax, presented in the statement of other comprehensive income, is R$(1,512).
(f)    Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to a reduction in the estimates of future purchases of Pin Pads & POS.
(v)    Offsetting of financial instruments
Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
As of December 31, 2020, and 2019, the Group has no financial instruments that meet the conditions for recognition on a net basis.
(vi)    Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.
In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.
The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC quota holders as shown in the consolidated statement of financial position).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2020 and 2019 was as follows:

	2020	2019

Cash and cash equivalents	2,446,990	968,342
Short-term investments	8,128,058	2,937,029
Accounts receivable from card issuers	16,307,155	14,066,814
Loans designated at FVPL	1,646,685	124,661
Derivative financial instruments (a)	24,992	12,348
Adjusted cash	28,553,880	18,109,194

Accounts payable to clients	(9,172,353)	(6,500,071)
Loans and financing (b)	(1,534,239)	(2,912,033)
Obligations to FIDC quota holders	(4,374,550)	(3,710,894)
Derivative financial instruments	(16,233)	(1,354)
Adjusted debt	(15,097,375)	(13,124,352)
Adjusted net cash	13,456,505	4,984,842
(a)    Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;
(b)    Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.
Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. The subsidiary Stone SCD also maintains a minimum equity required by BACEN for companies that offer credit by its own capital.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
28.    Transactions with non-controlling interests
The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests

For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (a)	—	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	—	—	—
Exchange of shares with non-controlling interests in StoneCo Brasil (a)	—	(19,594)	19,594	—
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (b)	—	(54)	(51)	—
Non-controlling share of changes in equity at indirect subsidiaries (c)	—	1	(1)	—
Dilution of non-controlling interest	—	(53)	(52)	—
	1,992	(20,636)	13,841	(6,690)
For the year ended December 31, 2020
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in STNE Par (d)	230,500	95,843	135,055	230,898
Dilution of non-controlling interest (d)	—	(2,138)	2,138	—
Non-controlling interests arising on business combination (Note 5)	61,720	—	—	—
	292,220	93,705	137,193	230,898
(a)    Transactions with non-controlling interest of StoneCo Brasil
During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2020, the outstanding amount of the total consideration not paid was R$ 3,087 (2019 - R$ 4,099), recorded in other accounts payable.
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
(b)    Transactions with non-controlling interest of Cappta
In 2018, the subsidiary Cappta acquired from its minority shareholder 64,177 of its own shares. This resulted in an increase of the Group’s interest in Cappta from 53.3% to 61.8%. Such shares are currently held in treasury. The transaction was recorded as a decrease in equity attributable to owners of the parent and to NCI.
(c)    Allocation of changes in equity in indirect subsidiaries to non-controlling interests
Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.
(d)Allocation of changes in equity in indirect subsidiaries to non-controlling interests
In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2020, 2019 and 2018
(In thousands of Brazilian Reais, unless otherwise stated)
29.    Other disclosures on cash flows
(a)Non-cash operating activities

	2020	2019	2018

Fair value adjustment to accounts receivable from card issuers	(43,523)	22,818	92,063
Fair value adjustment on equity instruments/listed securities designated at FVOCI	40,336	938	(954)
Fair value adjustment on loans designated at FVPL	12,461	17,446	—
(b)Non-cash investing activities

	2020	2019	2018

Property and equipment and intangible assets acquired through lease	118,977	154,650	4,339
(c)Non-cash financing activities

	2020	2019	2018

Unpaid consideration for acquisition of non-controlling shares (Note 28)	3,088	4,099	5,022
(d)Property and equipment, and intangible assets

	2020	2019	2018

Additions of property and equipment (Note 12)	(450,594)	(381,893)	(159,047)
Additions of right of use (IFRS 16)	52,140	76,202	—
Payments from previous year	(1,050)	(18,160)	—
Purchases not paid at year end	33,353	1,050	18,160
Prepaid purchases of POS	(5,987)	(10,767)	—
Purchases of property and equipment	(372,138)	(333,568)	(140,887)

Additions of intangible assets (Note 13)	(150,310)	(104,687)	(49,177)
Additions of right of use (IFRS 16)	66,837	37,513	—
Purchases not paid at year end	—	—	4,339
Capitalization of borrowing costs	508	793	—
Purchases and development of intangible assets	(82,965)	(66,381)	(44,838)

Net book value of disposed assets (Note 12 / Note 13)	96,704	15,743	24,133
Net book value of disposed Leases	(36,919)	—	—
Loss on disposal of property and equipment and intangible assets	(52,658)	(14,639)	(10,712)
Proceeds from disposal of property and equipment and intangible assets	7,127	1,104	13,421
(e)Loans designated at FVPL
Loans designated at FVPL represent a use of R$1,522,024 on operating activities in the consolidated statement of cash flows.
30.    Subsequent events
30.1.    Acquisition of PDCA shares
On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.