Form 20-F
period 2021-12-31
StoneCo Ltd.
filed 2022-04-29
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Marcelo Baldin, Vice President, Finance
Tel: +55 (11) 94558-4719 – marcelo.baldin@stone.com.br
Avenida Doutora Ruth Cardoso, 7221, 20th floor—Pinheiros
São Paulo—SP, 05425-902, Brazil
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	266,490,063
Class B common shares, par value US$0.000079365 per share	46,041,185

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Stone Co.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), Trinks Serviços de Internet S.A. (“Trinks”), Delivery Much Tecnologia S.A. (“Delivery Much”) and APP Sistemas S.A. (“APP”) being entities on which we have a significant influence and minority interest in but do not consolidate.
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
Financial Statements
We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.
The summary statement of profit or loss data and statement of financial position data as of December 31, 2021 and 2020 and for each of the three years ended December 31, 2021 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this annual report. The statement of financial position date as of December 31, 2019 is derived from our audited consolidated financial statements previously filed.

	For the Year Ended December 31,
	2021		2021		2020		2019
	(US$)(1)		(R$)
	(in millions, except amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	291.5		1,626.9		1,144.1		770.3
Net revenue from subscription services and equipment rental	192.1		1,071.9		388.0		331.6
Financial income	336.5		1,877.7		1,647.0		1,287.8
Other financial income	44.3		247.3		140.7		186.4
Total revenue and income	864.4		4,823.8		3,319.8		2,576.1
Cost of services	(307.1)		(1,713.8)		(769.9)		(427.0)
Administrative expenses	(145.7)		(813.3)		(392.5)		(285.8)
Selling expenses	(181.4)		(1,012.5)		(505.9)		(360.6)
Financial expenses, net	(227.4)		(1,269.1)		(339.8)		(353.5)
Mark-to-market on equity securities designated at FVPL	(226.5)		(1,264.2)		—		—
Other operating expenses, net	(33.3)		(186.0)		(177.1)		(57.7)
Loss on investment in associates	(1.9)		(10.4)		(6.9)		(0.8)
Profit (loss) before income taxes	(258.9)		(1,445.5)		1,127.7		1,090.7
Income tax and social contribution	12.2		68.2		(290.2)		(286.5)
Net income (loss) for the year	(246.8)		(1,377.3)		837.5		804.2
Net income (loss) attributable to non-controlling interests	(3.2)		(18.5)		(16.6)		1.0
Net income (loss) attributable to owners of the parent	(243.5)		(1,358.8)		854.1		803.2
Basic earnings (loss) per share(2)	US$	(0.79)	R$	(4.40)	R$	2.95	R$	2.90
Diluted earnings (loss) per share(2)	US$	(0.79)	R$	(4.40)	R$	2.91	R$	2.85
Other data:
Adjusted net income (loss) (in millions)(3)	US$	36.4	R$	203.3	R$	958.2	R$	857.1
TPV (in billions)	US$	49.4	R$	275.4	R$	209.9	R$	129.1
Active clients (in thousands)(4)	n/a		1,766.1		652.6		480.9

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing net income or loss for the year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 21 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS.
(4)
We have changed our active clients metric compared to our previous annual report to include our TON clients. Active clients now refer to SMBs (online and offline), micro-merchants and key accounts. Considers clients that have transacted at least once over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months.

	For the Year Ended December 31,
	2021	2021	2020	2019
	(US$ millions)(a)	(R$ millions)

Net income (loss) for the year	(246.8)	(1,377.3)	837.5	804.2
Share-based compensation expenses(b)	12.0	66.9	120.7	64.3
Amortization of fair value adjustment on intangibles related to acquisitions(c)	16.0	89.1	17.2	17.2
Fair value adjustments of assets whose control was acquired(d)	(2.8)	(15.8)	(3.0)	—
Mark-to-market and Cost of Funds related to the investment in Banco Inter	247.8	1,382.8	—	—
Other income/expenses(e)	21.2	118.3	30.8	(1.7)
Pre-tax subtotal	47.3	263.9	1,003.2	884.0
Tax effect on adjustments(f)	(10.9)	(60.6)	(45.0)	(26.8)
Adjusted net income	36.4	203.3	958.2	857.1

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5,5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)	Consists of expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Description of Principal Line Items—Other operating expenses, net—Liability-classified share-based compensation expense” and note 25 to our consolidated financial statements for further information.
(c)	Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.
(d)	Consists of the gain on remeasurement of our previously held equity interest in Equals (2018), Linked Gourmet (2020), VHSYS (2021) and Collact (2021) to fair value upon the date control was acquired.
(e)	Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, Linx’s organizational restructuring and restructuring of debt instruments. See notes 1.3, 2.2 and 29 to our consolidated financial statements for further information.
(f)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

	As of December 31,
	2021	2021	2020	2019
	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	1,162.7	6,488.7	10,575.0	3,905.4
Accounts receivable from card issuers	3,456.1	19,286.6	16,307.2	14,066.8
Financial assets from banking solution	420.5	2,346.5	714.9	—
Other current assets	329.4	1,838.4	1,677.7	432.7
Total current assets	5,368.7	29,960.2	29,274.8	18,404.9
Intangible assets	1,499.9	8,370.3	1,039.9	373.7
Other non-current assets	667.7	3,726.3	1,434.0	827.2
Total non-current assets	2,167.7	12,096.6	2,473.9	1,200.8
Total assets	7,536.4	42,056.8	31,748.7	19,605.7
Liabilities and Equity
Current liabilities
Accounts payable to merchants	2,817.5	15,723.3	8,848.0	6,500.1
Deposits from banking customers	394.6	2,201.9	900.5	174.2
Obligations to FIDC quota holders	232.0	1,294.8	1,960.1	2,090.9
Loans and financing	462.1	2,578.8	1,184.7	2,947.8
Other current liabilities	177.6	991.1	487.0	159.6
Total current liabilities	4,083.8	22,789.9	13,380.4	11,872.5
Non-current liabilities
Accounts payable to merchants	0.6	3.2	—	—
Obligations to FIDC quota holders	167.1	932.4	2,414.4	1,620.0
Loans and financing	637.3	3,556.5	524.4	87.5
Other non-current liabilities	211.5	1,180.4	437.5	52.7
Total non-current liabilities	1,016.5	5,672.5	3,376.3	1,760.2
Total liabilities	5,100.3	28,462.4	16,756.7	13,632.7
Total equity	2,436.1	13,594.4	14,992.0	5,973.0
Total liabilities and equity	7,536.4	42,056.8	31,748.7	19,605.7

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5,5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per US$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank (“Central Bank”) was R$3.8748 per US$1.00 on December 31, 2018, which reflected a 14.6% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967, reflecting a depreciation of 22.4% in the real from December 31, 2019, being strongly affected by the COVID-19 pandemic. On December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805, reflecting a depreciation of 6.9% in the real from December 31, 2020, which continued to be affected by the COVID-19 pandemic.

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
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable. As of April 28, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Brazilian Central Bank was R$5.011 per US$1.00.

Year	Period-end	Average(1)	Low	High
2017	3.3080	3.1930	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1578	4.0213	5.9372
2021	5.5805	5.3956	4.9206	5.8397

Month	Period-end	Average(2)	Low	High
October 2021	5.6430	5.5400	5.3911	5.7117
November 2021	5.6199	5.5569	5.4171	5.6694
December 2021	5.5805	5.6514	5.5564	5.7372
January 2022	5.3574	5.5341	5.3574	5.7042
February 2022	5.1394	5.1966	5.0143	5.3284
March 2022	4.7378	4.9684	4.7378	5.1347
April 2022 (through April 28, 2022)	5.0110	4.7491	4.6175	5.0167

Source: Brazilian Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.
Business Segment Information
Until the third quarter of 2021, we considered our operations as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.
After the Linx acquisition, we started to review and monitor operations and evaluate performance considering two separate views: StoneCo (ex-Linx) and Linx. As such, results for the fourth quarter of 2021 and for the year ended December 31, 2021 were reported considering these two operating and reportable segments.
As the company evolves in its financial services and software offering, from the first quarter of 2022 onwards, the reportable segments will be comprised of: (i) financial services, (ii) software and (iii) others. As such, our business section in this document already considers this evolution.

Corporate Events
Investments in Software and other Companies
In April 2020, we obtained control of Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) through a step acquisition, which started in June, 2018, with the acquisition of a 27.06% interest, followed by the acquisition of another 21.50% interest in 2019 and an additional interest in April 2020, leading to the control of Linked with a 58.1% interest. In June 2021, we sold all our interest in Linked Gourmet and ceased to be a shareholder in such company. Linked Gourmet is a private company based in São Paulo, Brazil, that develops software and services for the food service market.
In April 2020, we acquired a 100% interest in MAV Participações S.A. (formerly MVarandas Tecnologia Serviços Ltda. - “MVarandas” or “Menew”). MVarandas is a private company based in João Pessoa, Brazil, that develops software and services for the food service market. On April 1, 2022, we approved the merger of our subsidiary MVarandas into Linx Sistemas e Consultoria Ltda.
In May 2020 we acquired 100% interest in Vitta Tecnologia em Saúde S.A., VittaPar LLC, AXEI Saúde Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta”). Vitta is a private company based in the State of São Paulo, Brazil, focused in health plan management, health services and insurance services.
In July 2020, we acquired a 22.64% interest in Delivery Much Tecnologia S.A. (“Delivery Much”) and in February 2021, we acquired an additional 6.85% interest through a capital increase. After the acquisition, we hold 29.49% interest in Delivery Much. Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities.
In August 2020, we signed a definitive agreement for STNE Participações S.A., a company controlled by us that holds our software investments business in Brazil, to combine its business (incorporação de ações) with Linx S.A. (“Linx”), a leading provider of retail management software in Brazil (the “Linx Transaction”). In November 2020, the Linx Extraordinary General Meeting that approved the business combination was held. Linx’s Shareholders approved the Linx Transaction in a meeting held on March 31, 2021, with the Linx Transaction being concluded on July 1st, 2021.
In September 2020, we acquired a 51.5% interest in MLabs Software Ltda (“MLabs”), an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. The shareholders have approved the stock option plan of MLabs limited to 2.912% of the total share capital of MLabs in December 2021. After the exercise of the call option by MLabs’ employees under such stock option plan, we shall hold 50% interest in MLabs.
In October 2020, we acquired a 50% interest in Questor Sistemas S.A. (“Questor”). Questor is a private company based in Santa Catarina, Brazil, that develops management software for accounting offices.
In November 2020,we acquired a 90.0% interest in Sponte Informática S.A (“Sponte”). Sponte is a private company based in Paraná, Brazil, that develops management software for schools.
In November 2020, we acquired a 53.05% interest in StoneCo CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”). Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively.
In January 2021, we have fully acquired the noncontrolling interest in PDCA S.A. (“PDCA”) held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). As a result of this transaction, Stone is now the owner of 100% of PDCA.
In April 2021, we acquired a 50% interest in SimplesVet Tecnologia S.A. (“SimplesVet”). SimplesVet is a private company based in Salvador, Brazil, that develops management software for veterinary clinics, pet shops and autonomous veterinarians.

In April 2021, we exercised our call option and acquired an additional interest in VHSYS Sistema de Gestão S.A. (“VHSYS”). After the acquisition, we obtained control of VHSYS. VHSYS is an omni-channel, cloud-based, API driven POS/ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics and e-commerce integrations, among others.
In May 2021, we have signed a definitive investment agreement with Banco Inter (“Banco Inter”), a leading and fast-growing digital bank in Brazil, whereby we became a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Banco Inter Investment”). The Banco Inter Investment was made in June 2021 through a follow-on public offering conducted by Banco Inter. As part of the Banco Inter Investment, we acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine.
In July 2021, we acquired 100% interest in Nodis Tecnologia S.A (“Nodis”) through the conversion of convertible loans. Through this transaction, we acquired an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels.
In August 2021, we obtained control of Collact Serviços Digitais Ltda (“Collact”), after a step acquisition with started in February 2019. Collact develops CRM software for customer engagement, focused mainly on the food service segment.
In August 2021, we acquired 20% of APP Sistemas S.A. (“APP”) through the conversion of convertible loans. APP is an ERP/POS solution focused on the hotel segment.
In August 2021, we obtained control of Trampolin Pagamentos S.A. (“Trampolin”), through a combination of cash and shares. Trampolin is a banking-as-a-service fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.
In January 2022, we invested in Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), representing 40% of the total shares issued by the company. Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system.
In February 2022 we acquired 50% of equity interest on Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies. We will also have the right to join the board of directors of Reclame Aqui with two seats out of four, to appoint the Chief Financial Officer and have a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of the Company, which can be exercised between January 1, 2027 and July 30, 2027.
Capital markets events
On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes due June 16, 2028 and a yield of 3.95%, payable semiannually in December and June each year. We used the vast majority of the proceeds from this inaugural bonds to finance our investment on Banco Inter in 2021. As a result, we became a minority investor (limited to a 4.99% stake). The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. See “Item 4. Information of the Company—B. Business Overview—Our Growth Strategies—Selectively Pursue Acquisitions” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.”

Board Changes
On March 24, 2022, we announced certain changes to the composition of our board of directors to support the next stage of our growth. To maintain its strong focus on governance and benefit from fresh perspectives on the business and marketplace, the StoneCo Board has approved the appointment of two new Directors, Conrado Engel and Pedro Zinner. Both new directors bring extensive knowledge in financial services and the leadership of large companies in Brazil, which are critical areas to Stone’s next phase of growth. Mr. Engel, who is a former Senior Executive Vice President at Banco Santander Brasil, CEO of HSBC Bank Brasil S.A., CEO of Losango Consumer Finance and has decades of experience leading financial services and credit businesses, will become Vice-Chairman of the Board. Mr. Zinner is currently CEO of Eneva S.A., a leading power-generation company in Brazil, and has more than 25 years of experience in strategy, risk management and finance.
As part of this evolution, Eduardo Cunha Monnerat Solon de Pontes, Ali Mazanderani and Thomas Alan Patterson have agreed to retire from the Stone Board after many years of service that began prior to our IPO. The appointments of Mr. Engel and Mr. Zinner as well as the resignations of Mr. Pontes, Mr. Mazanderani and Mr. Patterson were effective as of March 24, 2022.
Also, on April 25, 2022, our board has approved the appointment of two new directors, Mauricio Luis Luchetti and Patricia Regina Verderesi Schindler. At the same time, Mateus Scherer Schwening has agreed to retire from our board and was appointed our VP of finance at StoneCo Group with effect as of April 25, 2022.
Appointments of New Executive Management of our Subsidiaries
On March 17, 2022, we announced the appointment of new executive officers to our subsidiaries to support our next growth stage.
Caio Fiuza Silva, who was the head of our micro-merchant business TON, was appointed COO of our financial platform division. Gilsinei Valcir Hansen, who was the head of Linx Core division, was appointed COO of the our software division, which encompasses our Linx business and our portfolio of software solutions. João Lourenço Vivan Bernartt, former board member of several retail companies in Brazil and founder of Chaordic, has joined us as chief information officer, leading our efforts in product, technology and data, with greater focus in the financial platform division. Sandro de Oliveira Bassili, former VP of people of Anheuser-Busch Inbev and member of the board of advisors for Grupo Boticário has joined us as chief people and management officer. Diego Ventura Salgado, former executive director in the Latam debt capital markets team at JP Morgan, has joined us in 2021 as head of treasury.

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
Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) expenses related to the one-time IPO grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) impairment charges (and reversal of impairment charges), (4) unusual income and expenses, (5) mark-to-market and cost of funds related to our investment in Banco Inter and (6) tax effects of the foregoing adjustments, as described in note (3) to “Item 3. Key Information—A. Selected financial data.”

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
•amortization of the fair value adjustment on intangible assets and property and equipment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and
•other one time charges that are not reflective of our core operating performance; and
•the mark-to-market and related cost of funding effects from our investment in Banco Inter are not representative of our core operating performance. For more information on our investment in Banco Inter, see “Item 4. Information of the Company—B Business Overview—Our Growth Strategies—Selectively Pursue Acquisitions.”
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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet, payment solutions and e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or the ABECS, (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos), or FEBRABAN, (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, and (5) IDC (International Data Corporation), among others.

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
•our expectations regarding the performance of our current and new solutions;
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
•our plans to expand our footprint and explore opportunities in adjacent sectors and markets;
•competition adversely affecting our profitability;
•the occurrence of a natural disaster, widespread health epidemic or pandemics, including the coronavirus (COVID-19) pandemic;
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve;
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
CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 186.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.    Directors and senior management
Not applicable.
B.    Advisers
Not applicable.
C.    Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer statistics
Not applicable.
B.    Method and expected timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    [Reserved]
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
D.    Risk factors
The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:
•Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business;
•If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants as rapidly as in the past, the use of our services could decline, reducing our revenues;

•Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business;
•Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners;
•If we fail to manage our growth effectively, our business could be harmed;
•Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth;
•Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs;
•In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
•Our results of operations and operating metrics may fluctuate and we may generate losses in the future, which may cause the market price of our Class A common shares to decline;
•If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline;
•We may not be able to effectively manage individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us, which could have a material adverse effect on our results of operations and financial condition;
•Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations;
•As we grow our offering of banking and credit services, we will need to comply with additional laws and regulations applicable to such services;
•Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us;
•We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations;
•Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation;
•We may not be able to successfully manage our intellectual property and may be subject to infringement claims;
•We rely upon third-party data center service providers to host certain aspects of our platform. Any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business;
•Our financing needs could adversely affect our financial flexibility and our competitive position;
•Our holding company structure makes us dependent on the operations of our subsidiaries;
•The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our Class A common shares;
•Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares; and
•The Linx Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

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
Risks Relating to COVID-19
Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business.
Our business is focused on SMB merchants in Brazil that conduct commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which was declared a pandemic by the World Health Organization in March 2020 and continued throughout 2021, has negatively impacted the global economy, disrupted supply chains, resulted in mass layoffs and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile, and the market volatility resulting from the COVID-19 pandemic has already caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.
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
In the beginning of March 2021, new Brazilian government regulations were imposed across several cities mainly requiring social distancing measures to address the pandemic while COVID-19-related deaths continued to increase in the country. Due to shortages and delays, the immunization of the Brazilian population is still underway, with approximately 65% of the population having been fully immunized as of December 2021.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, new variants of the virus, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Risks Relating to Our Business and Industry
If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants as rapidly as in the past, the use of our services could decline, reducing our revenues.
The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a variety of projects to develop new services or compete with new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account and bank card, prepaid card products, credit products and other new products emerging in the electronic payments industry such as PIX. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable or obsolete, to our clients. Furthermore, even though the market for alternative payment services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services.
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
Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services, including e-commerce and mobile payment processing services, that provide improved operating functionality and features to their existing service offerings and/or products. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings and/or products.
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
Our primary competitors include traditional merchant acquirers such as affiliates of financial institutions and well-established payment processing companies. We also face competition from nontraditional payment processors that have significant financial resources and develop different kinds of services. Additionally, we may also face competition from traditional and established financial institutions, such as credit lenders that have significant financial resources and Brazilian credit industry experience.

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
While we have grown the proportion of revenue from newer products and services such as our banking solution, credit solution, software and insurance, and we intend to continue to broaden the scope of products and services we offer, we may not be successful in maintaining or growing our current revenue streams, or deriving any significant new revenue streams from these products and services. Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will continue to grow in revenue. Our offerings may present new and difficult technological, operational, regulatory, risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Further, our newer activities may not lead to growth or recoup our investments in a timely manner or at all and may require significant management time and attention. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.
We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption due to, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies contracted specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•loss of revenues, including subscription revenues owed from equipment rentals;
•loss of clients;
•loss of merchant and cardholder data;
•loss of licenses with Visa, Mastercard or other payment schemes;
•fines imposed by payment scheme associations and other issues relating to noncompliance with applicable payment scheme requirements;
•a failure to receive, or loss of, Central Bank authorizations granted by the Central Bank to operate as a payment institution (instituição de pagamento), as a payment scheme settlor (instituidor de arranjo de pagamento), as a direct credit company (sociedade de crédito direto) in Brazil or as a trade repository (entidade registradora);
•fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management, insolvency proceedings, and/or the out-of-court liquidation of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and any of our subsidiaries to whom licenses may be granted in the future;
•fines or other penalties imposed by the recently created National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or ANPD);
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

It is mandatory under the Brazilian Central Bank rules that acquirers register daily in trade repositories all card receivables owned by merchants (credit and debit). On the other hand, it is also mandatory that institutions willing to negotiate those receivables also register its contracts in such trade repositories. Therefore, as Stone Co. encompasses an acquirer (Stone Instituição de Pagamento S.A.) and a financial institution (Stone Sociedade de Crédito Direto S.A.), it registers the merchants’ receivables through TAG Tecnologia para o Sistema Financeiro S.A., or TAG (a Stone Co. company), and its contracts through TAG, CERC Central de Recebíveis S.A., or CERC, and CIP S.A., or CIP. Pursuant to applicable rules, the acquirer must settle the merchants’ receivables in accordance with the information registered in the chosen trade repository and contracts regarding card receivables are only effective and made public when registered in a trade repository. Hence, any disruption of or interference with TAG, CIP or CERC’s services could negatively affect our operations and seriously harm our business. Under existing rules, while acquirers, may only choose one trade repository, increasing risks due to system failures, financial institutions may choose as many as they want, mitigating system unavailability risks. On June 6, 2021, the interoperability between financial market infrastructures (TAG, CERC, CIP and, more recently, B3 S.A., or B3) was launched under the rules of the Brazilian Central Bank. Considering the unprecedented dynamics, constant system instabilities were perceived. Currently the trade repositories’ systems are evolving. In addition, TAG’s high cloud computing costs represent a financial risk to Stone Co.
In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Furthermore, before we acquired Linx and in the years ended December 31, 2020, 2019 and 2018 management of Linx and its independent accountants identified material weaknesses on financial reporting of Linx. If we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.
In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. For example, we take into consideration our assets useful lives. While we believe that these estimates and assumptions are reasonable under the circumstances that they are presented, they are subject to significant uncertainties, some of which are beyond our control. In 2021, our financial statements were materially impacted due to changes in our previous estimates and assumptions related to the fair value of our credit portfolio and credit losses, as we perceived a potential deterioration in the quality of the collateral. Therefore, should any of the estimates and assumptions we use change or prove to have been incorrect, our reported operating results could be materially adversely affected.
Our POS devices may have to be impaired or written-off in cases of technology advancement, actual lifetime lower than forecasted or inability to recover POS devices from our clients.
We provide our clients with POS devices to enable them to accept different forms of payments. If the market and/or technology evolve and our POS devices become obsolete, we may have to impair or write-off our assets. In addition, if the actual lifetime of our POS is lower than what we have forecasted, we may also have to recognize impairment or write-off our assets. Finally, if we are unable to recover our POS devices from clients that have gone out of business or that hired one of our competitors and ceased to transact with our POS devices, we may have to impair or write-off our assets. Therefore, such impairment or write-off of our POS devices could have a material adverse impact on us.

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
If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline.
We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes increase the assessment, interchange and other fees that they charge payment processors. We may also face increases in costs from macroeconomic factors such as a higher interest rate, which affects the financing costs of our prepayment operation. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.
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
We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us, which is intended to be secured. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

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
Our business strategy may not provide us the results we expect.
Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios where we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated.
Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders.
Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan.

We partially rely on card issuers or payment schemes to process our transactions. If we fail to comply with the applicable requirements of Visa, Mastercard or other payment schemes, those payment schemes could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, financial condition or results of operations.
We rely on card issuers and payment schemes to enable card acceptance and, in order to provide this service to our clients, we must pay fees to the payment schemes and card issuers, according to the applicable fees defined by the payment schemes regulation. A significant source of our revenue comes from processing transactions through Visa, Mastercard and other payment schemes. The payment schemes routinely update and modify their requirements and may increase or enforce new fees that can be charged by different billing methods, including fees per transaction by using one of their cards. Those changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and, in some circumstances, we may not be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of noncompliance and fines, which have typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines or pass through the costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop allowing our clients to accept Visa, Mastercard or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.
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
In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2021, we recorded estimated credit losses arising from defaults of issuing banks of R$94,6 million relating to estimated losses on such doubtful accounts, compared to R$45.2 million as of December 31, 2020. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil.”

We have business systems that do not have full redundancy.
While much of our processing infrastructure is located in multiple, redundant data centers, we have some core business systems that are located in only one facility and do not have redundancy (and these data centers are owned and operated by third-parties). An adverse event, such as damage or interruption from natural disasters, power or telecommunications failures, cybersecurity breaches, criminal acts and similar events, with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our financial condition and results of operations.
A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.
If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected. For example, the Central Bank has developed an instant payment solution called PIX, which started operating in November 2020. This solution is an alternative for wire transfers and debit transactions. Certain merchants have adopted PIX and others may adopt it in the future, which may affect the use of debit or prepaid cards and may affect our business, financial condition and results of operations.
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

We offer payments, digital banking and credit services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. When a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third-party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-merchants. We may incur significant costs with respect to monitoring third-party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.
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
Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2021, we had R$5.3 billion of debentures, loans, bank borrowings and quota holder obligations in our FIDCs subject to variable interest and return rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.
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
We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to expanding our base of merchants, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third-party trademark infringement claims; employee misconduct; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.
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
The operation of our hubs and other properties we occupy or may come to occupy are subject to certain license and certification requirements under applicable law, including operation and use licenses (alvará de licença de uso e funcionamento) from the municipalities in which we operate and certificates of inspection from applicable local fire departments (auto de vistoria do corpo de bombeiros). Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs. We have not yet obtained licenses for the majority of our hubs, and we cannot assure you that we will be able to obtain the licenses for which we have applied in a timely manner, as applicable. In addition, we cannot assure you that we will obtain such licenses in a timely manner for the opening of new hubs.
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
Many potential clients worry about disadvantages associated with switching payment processing vendors, such as a loss of accustomed functionality, increased costs and business disruption. For potential clients, switching from one vendor of core processing or related software and services (or from an internally developed system) to a new vendor is a significant undertaking. As a result, potential clients often resist changing vendors. There can be no assurance that our strategies for overcoming potential clients’ reluctance to change vendors will be successful, and this resistance may adversely affect our growth.
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are constrained by their manufacturing capabilities and pricing, and may face production delays or escalating costs if they are concurrently unable to manufacture a sufficient quantity of product at an affordable cost. Further, we could face production delays if it becomes necessary to replace the existing substantial suppliers with more alternative suppliers.
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
We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in marketing, technology, people and in Stone Hubs based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or services could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.
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
Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.), as a payment institution (instituição de pagamento) and a payment scheme settlor (instituidor de arranjo de pagamento), is subject to Brazilian laws and regulations relating to electronic payments, comprised of Brazilian Federal Law No. 12,865, dated as of October 9, 2013 (“Law 12,865”), CMN Resolution No. 4,282, dated as of November 4, 2013, Central Bank Resolution No. 150, dated as of October 6, 2021, Central Bank Resolution No. 80, dated as of March 25, 2021 and related rules and regulations.
Our subsidiary, Pagar.me, has submitted an authorization request to the Central Bank to be licensed as a payment institution and is waiting such approval. Once the request is approved, Pagar.me will be fully subject to the Central Bank’s regulation. Meanwhile, Pagar.me is permitted to continue to operate as a payment institution while pending the outcome of the approval process, but the failure to eventually obtain such approval would have material adverse effects on our business. In addition, Pagar.me also operates as a payment scheme settlor pursuant to the Central Bank license exemption. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.
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
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”) received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil in October 2020, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, pursuant to Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and Central Bank’s Circulars No. 3,743, dated as of January 8, 2015, and No. 3,952, dated as of June 27, 2019. TAG’s business consists of registering card receivables with its registration systems, which requires the processing of a huge amount of data and information related to the card receivables and the transactions based on them, as well as to interoperate with other registration systems available in the market, as those operated by Câmara Interbancária de Pagamentos (“CIP”), CERC - Central de Recebíveis S.A. (“CERC”) and B3 - Brasil, Bolsa, Balcão (“B3”). The communication between TAG and its clients and among TAG and the other operators of registration systems demands a challenging standardization of files layouts and messaging process, which compose important factors of operational risks. Failures on such aspects may harm counterparties of the relevant operation that may lead TAG to financial exposures.
Brazilian payment and financial institutions and trade repositories have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect our operations and financial results.
In addition, our subsidiary MNLT S.A. (formerly MNLT Soluções de Pagamento S.A. - "MNLT") obtained its registration with the CVM as a publicly-held company under the Category B issuer to perform activities that are subject to CVM’s rules, including those related to the periodic disclosure of material facts (fatos ou atos relevantes), as applicable.
If we fail to comply with the requirements of the Brazilian legal and regulatory framework, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices, or (iii) subject to insolvency proceedings under an intervention by the Central Bank, as well as the out-of-court liquidation of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and Stone Sociedade de Crédito Direto S.A., and any of our subsidiaries to whom licenses may be granted in the future.
For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business overview— Regulatory Matters—Regulation of the SPB.”
As we grow our offering of banking and credit services, we will need to comply with additional laws and regulations applicable to such services.
Following the expansion of our business to offer financial products such as loans directly to our clients, including by means of Stone SCD, we operate in a highly regulated sector and are subject to extensive and continuous regulatory oversight by the Central Bank. We are required to have additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank. The additional demands associated with these policies and procedures may disrupt regular operations of our business by diverting the attention of some of our senior management team, may increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly, adversely affecting our ability to manage and grow our businesses or making it impractical to continue to offer financial products such as loans directly to our clients. Any of these effects could harm our business, financial condition and results of operations.
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

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.
In the last couple of years, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include:
(i) “Pix” (Central Bank Circular No. 4,027, dated as of June 12, 2020 and Central Bank Resolution No. 1, dated as of August 12, 2020): instant payments ecosystem developed by the Central Bank that enables real-time transactions among individuals and entities on a 24/7 basis, which was launched in November 2020. This ecosystem promotes greater innovation to the existing payment structure in Brazil and is a feasible alternative to debit transactions and, in the future, to credit transactions with “Pix Garantido” and “Pix débito automático,” forthcoming Pix functionalities that will allow individuals to pay in installments. Although certain details of such solution are still under discussion and pending regulation, such initiative may promote greater competition, which could result in a loss of interest of existing clients in using payments schemes that we operate, and greater difficulty in attracting new clients. Therefore, such developments may increase competition in the payments industry, and could materially and adversely affect our business and results of operations.
(ii) Open Banking (Joint Resolution No. 1, enacted by the Central Bank and the CMN on May 4, 2020): in 2020, the Central Bank and CMN published the initial set of guidelines and standards for the implementation of the Open Financial System (“Open Banking”) in Brazil. The implementation of the Open Banking comprises four phases, described as follows:
a.Phase 1: sharing of public data belonging to participating institutions on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions. this is also called “open data”;
b.Phase 2: sharing of customer reference data and customer transactional data among the participating institutions, upon customer’s consent;
c.Phase 3: sharing of payment initiation services, as well as forwarding credit transaction proposals; and
d.Phase 4: expansion of in-scope data to encompass foreign exchange, acquiring, investment, insurance, and open-end private pension transactions. This phase is also called “open finance.”
Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.), as a payment institution that provides payment initiation services, is a mandatory participant in Stage 3. In this sense, we will need to comply with open-banking-specific regulations, self-regulation and other data guidelines, as stringent as customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user. See “⸺We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.”
(iii) Payment Initiation Service Provider — PISP (Central Bank Resolution No. 24/2020): inserted in the context of Open Banking, a new category of payment institutions was created by Central Bank Resolution No. 24, dated as of October 22, 2020. This institution requires the initiation of payment transactions without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction. Such services include the initiation of Pix, “boleto” and other forms of payment transactions, that do not need a specific payment instrument to be performed. It is expected that tech companies and marketplaces will enter in the payments market developing activities as PISPs. For these reasons, this new PISP institutions can increase the competition in the payments industry and, therefore, result in a loss of existing clients and significant impact on our results.

(iv) Card receivables registration (CMN Resolution No. 4,734 and Central Bank Circular No. 3,952, both dated as of June 27, 2019): aiming to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread, CMN Resolution No. 4,707, Central Bank Circular No. 3,924, dated as of December 21, 2018, Central Bank Circular No. 3,926, dated as of January 31, 2019, Central Bank Circular No. 3,928, dated as of February 13, 2019 and Central Bank Circular-Letter No. 3,934, dated as of February 21, 2019 established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These rules have been issued as a model for transition to a more robust legal framework enacted underneath CMN Resolution No. 4,734 (“CMN Resolution 4,734”) and Central Bank Circular No. 3,952 (“Central Bank Circular 3,952”). As a result of these regulations, credit transactions guaranteed by card receivables will be subject to registration and held publicly available. However, due to operational difficulties, the entry into force of such regulations was postponed to June 2021. The main goal of such requirements is to increase competition in the early payment of receivables and in the reduction of the spread applied in this type of transaction, which could affect our results. Notwithstanding such rules came into force on June 7, 2021, the trade repositories’ systems are still facing challenges that are being addressed among all market participants under the oversight of the Central Bank.
(v) Cybersecurity (CMN Resolution 4,893/21): on February 26, 2021, the National Monetary Council enacted CMN Resolution 4,893, applicable only to financial institutions, which provides for cyber security policy and requirements for contracting data processing and storage and cloud computing services to be observed by institutions authorized to operate by the Central Bank. The resolution updates the regulatory framework previously provided for in CMN Resolution No. 4,658, aiming to address issues arising from the increasing use of technology in financial services.
(vi) Environmental, Social and Corporate Governance (CMN Resolutions 4,943 and 4,945 and Central Bank Resolution No. 139): as a result of Public Consultation No. 85/2021, the National Monetary Council published CMN Resolution No. 4,943, which addresses the risk and capital management structure and the information disclosure policy of institutions regulated by the Central Bank. The rule also distinguishes social, environmental and climate risks and creates the obligation for financial institutions to identify, measure, evaluate, monitor, report, control and mitigate those risks within their risk management structure. The new standard defines such risks, bringing new and modern concepts to the sector, such as the inclusion of the two main components of climate risks — physical and transitional — already recognized in international standards on the subject. Also as a result of Public Consultation No. 85/2021, CMN Resolution No. 4,945 was enacted to address the social and environmental responsibility policy. Based on the new standard, the climate aspect is included, in order to demand from financial institutions the preparation and implementation of a social, environmental and climate responsibility policy. Additionally, on September 15, 2021 the Central Bank enacted Resolution No. 139, which regulates the preparation of a report on social, environmental and climate risks and opportunities (GRSAC Report) by financial institutions in order to address the recommendations of the Task Force on climate-related financial disclosures (TCFD) at the national regulatory level.
(vii) Prudential Conglomerates of Authorized Payment Institutions (Central Bank Resolution 168/21): on December 1, 2021, the Central Bank enacted Resolution No. 168, which provides for the accounting criteria applicable in the preparation of the consolidated financial statements of prudential conglomerates of authorized payment institutions and the operating procedures for the preparation of such documents by financial institutions and payment institutions. Besides the already existing conglomerate led by financial institutions, the new rule creates the prudential conglomerate led by payment institutions authorized to operate by the Central Bank. This movement is part of Central Banks’s strategy for increasing risk management initiatives for payment institutions that encompass additional risks on its business activities, such as when controlling financial institutions. The main aspects of such Central Bank’s strategy was subject to Public Consultation Notice 78, closed on January 26, 2021.
In addition to such recently enacted regulations, there are legislative initiatives already reflected in Federal Law or currently being discussed by the Brazilian Congress which may modify the regulatory framework of the Brazilian payments and financial industries, as follows:
(i) Foreign Capital and Foreign Exchange Market (Brazilian New Foreign Exchange Law No. 14,286/2021): on December 29, 2021, the Government enacted Federal Law No. 14,286 with the purpose of modernizing, simplifying, and bringing more efficiency to the Brazilian foreign exchange market, as well as enhancing the use of Brazilian currency on international transactions.

In this regard, some measures proposed by the New Foreign Exchange Law include: (a) the tenet that foreign capital should have the same legal treatment as the national capital; (b) the possibility of non-residents maintain bank accounts in Brazilian reais; (c) the increase of legal possibilities to maintain bank accounts based on foreign currencies in Brazil; (d) approval for institutions authorized by Brazilian Central Bank to use the funds raised on their activities on funding and credit operations, in Brazil or on other countries.
The CMN and Central Bank are in charge of the regulatory proposals regarding the issues stated on the Brazilian Law No. 14,286/2021. For more information on the current regulatory framework for foreign exchange, see “Item 5. Operating and Financial Review and Prospects—Recent regulatory developments—Improvement of Foreign Exchange Regulation.”
(iii) Cryptoasset Markets (Bills No. 3,825/19 and No. 4,401/21): the Brazilian Senate is currently discussing Bills No. 3,825/19 and No. 4,401/21, which aim to set principles and guidelines to be observed in the provision of virtual asset services, seeking to bring greater legal certainty to the cryptoasset market. Such bills propose that entities providing services based on cryptoassets (exchange, transfer, custody and management of these assets) should be authorized by the responsible authority, which will also be in charge of enacting rules in this regard and supervising such service providers. Moreover, both bills suggest that crypto assets could be used for payment transactions, which may affect Brazil´s payment industry and, therefore, affect our business. Bill No. 4,401/21 was already approved by the House of Representatives and it is expected that the bills will be analyzed and voted together by the Senate in 2022.
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
In addition, there can be no assurance that we will be able to comply with the regulations nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices; (iii) required to suspend business and activities; or (iv) subject to insolvency proceedings under an intervention by the Central Bank, as well as the out-of-court liquidation of Stone Instituição de Pagamento and Stone Sociedade de Crédito Direto S.A., and any of our subsidiaries to whom licenses may be granted in the future. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our operational results. These laws may change significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us regulate: (a) consumer products, product liability or consumer protection; (b) advertisement, marketing or selling of products; (c) labor and employment, including wage and hour laws; (d) tax matters or interpretations thereof; (e) bank secrecy laws, data protection and privacy laws and regulations; and (f) securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial and technical resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.
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
Law No. 14,010, of June 10, 2020, amended certain provisions of the LGPD, and postponed the administrative sanctions effectiveness to August 2021. The penalties and fines for noncompliance with the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, partial or complete prohibition of processing activities; and (4) a fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50 million per violation.
On April 8, 2021, the Central Bank approved Resolution No. 85, which establishes requirements for the engaging of relevant data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy (“Central Bank Resolution No. 85”). Central Bank Resolution No. 85 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in relevant contracts regarding data processing, storage and cloud computing services. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting of relevant data processing, storage and cloud computing services.
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

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Supreme Court granted an injunction to suspend Supplementary Law No. 157/16’s enforcement. A final decision on this matter is currently pending. Moreover, recently the Brazilian government enacted Supplementary Law No. 175/2020 which implemented additional changes regarding the ISS collection of certain services, including debit or credit card services, foreseeing that ISS due for the rendition of these services shall be collected to the municipality where the recipient of the service is located. Despite the enactment of Supplementary Law No. 175/2020, due to the preliminary injunction that was granted by the Supreme Court in 2018 on the Direct Unconstitutionality Lawsuit No. 5835, it can be argued that the obligation to collect ISS to the municipality of the recipient is currently suspended. This is because, as mentioned, in this case the Supreme Court evaluated the constitutionality of the provisions encompassed by Supplementary Law No. 157/2016, which provided the shift of the competence for the charge of ISS from the municipality of the service provider to the municipality of the recipient. Therefore, one can conclude that the legal basis that supports Supplementary Law No. 175/2020 is currently suspended and, as a result, the obligations set forth by this law shall be understood as suspended as well. Besides, Supplementary Law No. 175/2020 also provided that the ISS due should be reported by the 25th day of the month following the taxable event, using a standardized electronic system, in accordance with standards to be established by the Management Committee of Ancillary Obligations (CGOA) of the ISS. In this regard, it is important to clarify that currently there is no established timeframe for the implementation of the new standardized electronic system that will be designed by CGOA. Oppositely, the members that will compose the CGOA have been appointed on January 18, 2021, by means of Statement No. 01/2021 by the National Confederation of Municipalities.
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
We are, and may be in the future, party to legal (including class actions), arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax, regulatory or accounting events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including those with respect to outsourced employees. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

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
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We have in the past, and could in the future be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. For example, in October 2018, an individual or individuals publicly disclosed portions of certain non-material source code from the proprietary software used in our Pagar.me PSP solution and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.), platforms that we had privately hosted on a third-party code development website. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

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
Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment schemes. In addition, a significant cybersecurity breach of our systems or communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. While we maintain insurance policies to address certain risks associated with cyber-attacks, such insurance coverage may be insufficient to cover all losses or types of claims that may arise.
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
Our business relies on a number of forms of intellectual property rights, including trademarks, domain names, software, know how, trade secrets technologies and other proprietary information, and we use a combination of contractual provisions, confidentiality procedures, and other approaches to establish and protect our intellectual property rights. We have been granted numerous trademarks covering our brands and products and have filed, and expect to continue to file, trademark applications before the patent and trademark offices in a number of jurisdictions, including the Brazilian Patent and Trademark Office (“INPI”) seeking to protect newly developed trademarks and products. We cannot be sure that intellectual property rights will be granted with respect to any of our trademarks, applications will be granted, or that any such patent and trademark offices shall continue to protect our intellectual property rights with respect to any of our trademarks, applications and products. We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

Third parties may challenge, invalidate, circumvent, infringe misappropriate or otherwise violate any existing or future intellectual property assets requested by, issued to, or licensed by, us. Additionally, our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, to our business, and as a result, we may be forced to engage in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. There is also a risk that we may, by omission, fail to renew our intellectual property rights on a timely basis in certain jurisdictions. Moreover, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we may not to be able to assert our intellectual property rights against such parties. Furthermore, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive and time-consuming, could cause a diversion of resources and may not prove successful. Such cases may expose us and negatively affect the use of our intellectual property and we may be prohibited from continuing to exploit them. Due to the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. We may also be subject to costly litigation in the event our services and technology infringe upon, misappropriate or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents, trademarks, trade secrets or other intellectual property that may be infringed upon, misappropriated or otherwise violated by our services, or may otherwise conflict with our own proprietary rights. We may also be subject to claims by third parties alleging that we have breached any of our applicable copyright, trademark, license usage or other intellectual property licences or agreements. Any such claim from third parties may be expensive, time consuming and result in a limitation of our ability to use the intellectual property subject to such claims and may prevent us from registering certain trademarks, domain names, industrial designs, patents or other intellectual property assets. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims brought by such individuals are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.
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
Risks Related to Our Financing Needs
Our financing needs could adversely affect our financial flexibility and our competitive position.
We rely, in addition to our equity, on third party financing both in the format of indebtedness but also selling our accounts receivables due by credit card issuers. Our inability to either refinance our debt or to maintain and expand our asset sales programs could have important consequences and significantly impact our business. For example, it could:
•make it more difficult for us to satisfy our operational and financial obligations;
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
•affect our prepayment business size;
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
We have funded our operations since inception primarily through equity financings, bank credit facilities, and financing arrangements, including through FIDCs and sale of card receivables to commercial banks. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities, debentures and bonds contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures, bonds and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects.” Rising rates of either CDI or credit spreads may materially impact our results if we are not able to fully pass them to prices we charge our clients.
We face risks relating to liquidity of our capital resources.
Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost or that we will not have funding at a volume and cost appropriate to meet the advance payment request by our customers. This risk is inherent in our activities.
Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the financial sector, and changes in the market’s perception of us, among others.
In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding.

Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.
As of December 31, 2021, our balance sheet includes intangible assets that amount to R$8,370.3 million. These assets consist primarily of identified intangible assets and goodwill associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.
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
We own less than 100% of the equity interests or assets of some of our subsidiaries and do not hold controlling interests in some of the entities in which we have invested. As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind the respective entity. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.

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
The impacts brought by COVID-19 generated economic and political instability in many countries in the world and in Brazil it was no different. We saw significant volatility in the Brazilian stock market during 2021 and 2020 and in the country risk perception, which is reflected in the CDS and exchange rate, and any decision by the Brazilian government to implement changes in certain policies or regulations as a result of COVID-19 may contribute to investors’ economic uncertainty in relation to Brazil and increase market volatility, which may have a material adverse effect on us and on the market price of our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Factors Affecting our Results of Operations—Macroeconomic environment.”
Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.
Brazil’s political environment has historically influenced and continues to influence, the performance of the country’s economy.

Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
Regarding elections, recent polls show that the former Brazilian President, Luiz Inácio Lula da Silva, holds a large advantage over the incumbent, Jair Messias Bolsonaro, in the run-up to the national election in October 2022. Given that Lula’s left-wing Workers Party (PT) defends a political agenda sustained by an increase in public expenses, one question that arises is whether he would adopt, if elected, a more pragmatic/market-oriented — seeking more moderate and fiscal responsible policies — or radical posture — such as one in which he could try, for example, to revoke the recently approved Labor Reform or strengthen state-owned companies instead of privatizing them. Overall, the intense political polarization may increase financial markets volatility due to the uncertainty with the election outcome.
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
Inflation is one of the main current concerns and it continues to be addressed by the Central Bank. In the past, Brazil has experienced extremely high rates of inflation. Although in recent years we have observed an accommodation of inflation at relatively low levels, as measured by the National Consumer Price Index (IPCA), lately, new inflationary pressures have arisen. Important drivers for the spike in current inflation include soaring commodity prices, supply-chain bottlenecks, and services activity acceleration that yields from the national economy’s reopening in late 2021 after lockdowns in 2021, 2020 and 2019 due to the Covid-19 pandemic. With higher inflation inertia, market expectations have been consistently updated upwards in the recent past, as reported by the focus survey, which is released weekly by the Brazilian Central Bank. Even tough in the end of March 2022 the market expectations are converging to a more stable interest rate with downward trajectory on the future, there are still a considerable uncertainty in the market brought by new global and local developments.
In the beginning of 2021, the Russian-Ukraine conflict has had — and may continue to have — negative effects throughout global markets. Russia is a major player in the global commodities market, producing about 10% of the world’s oil and 17% of its natural gas, while both countries are large exporters of agricultural and metal commodities. One of the conflict’s major economic spillovers to the Brazilian economy could be an upside inflation risk, due to an increase in the price of both energy and agricultural commodities. This could encourage the Brazilian Central Bank to adopt a more conservative stance with regard to its monetary policy and, as a consequence, we could see an increase in our business funding cost and a potential decrease in consumer demand for our prepayment solutions. Besides, further escalation of the conflict could also lead to higher market volatility, which could adversely affect us.
Considering new inflationary pressures that emerged from the Russian-Ukraine conflict, and an increased risk that inflation may deviate from the target pursued by the Brazilian Central Bank, we could see a more intense tightening of monetary policy and, thus, a higher-than-expected increase in the national basic interest rate (Selic). With higher inflation/interest rates we could face an increase in our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. Changes in market and economic conditions could also adversely decrease the demand for our products and services. In addition, we could see an increase in the debt service of the portion in reais of our debt, which is indexed to floating rates. With this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.
Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations, and the price of our Class A common shares.

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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 10.0%, 4.5%, 4.3%, 3.7% and 2.9% in 2021, 2020, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 9.25% as of December 31, 2021, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM) in a meeting on December 8, 2021. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
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
The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2014 and 2015, the real depreciated 11.8% and 32.0%, respectively, against the U.S. dollar. In 2016 the real appreciated 19.8% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 14.6% in 2018, and 3.9% in 2019. In the years ended December 31, 2019 and 2020, the real/U.S. dollar exchange rate were R$4.03 and R$5.20, respectively, with a depreciation of 22.4% in the real in 2020. In May 2020, in response to the turbulence and doubts raised by the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per US$1.00. This trend continued in 2021 and as of December 31, 2021, the exchange rate was R$5.58 per US$1.00. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017, a growth of 1.3% in 2018 and 1.1% in 2019. In 2020, Brazilian GDP contracted by 4.1% as a result of the effects of the COVID-19 pandemic, followed by a growth of 4.6% in 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.
The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. In 2021, 2020 and 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2020 and 2021, the ongoing COVID-19 pandemic and its economic and social impacts have also affected the performance of Brazilian markets, and is being marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of advances and emerging markets’ growth rates, currency volatility and, to some extent, limited availability of credit and access to capital. These uncertainties adversely affected us and the market value of our securities and may continue to do so in the future. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflected the agency’s expectations that the Brazilian government would be able to continue the implementation of measures to reduce the fiscal deficit. On April 7, 2020, Standard & Poor’s reaffirmed the BB- rating and revised the outlook on Brazil’s credit rating from positive to stable, on uncertainties related to COVID-19.
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
•Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch reaffirmed Brazil’s credit rating as BB- and revised the outlook from stable to negative, reflecting the deterioration and downside risks of the country’s economic and fiscal outlooks, including tensions between the executive and congress, and uncertainties over the duration and intensity of the COVID-19 pandemic.
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
In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulation (Decree No. 8,771) was passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues in Brazil of the relevant entity’s economic group in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and local Brazilian subsidiaries for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework.

However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the internet and existing judicial precedents has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our clients’ perception and use of our service.
We may face restrictions and penalties under the Brazilian Consumer Protection Code.
Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered.
Until December 31, 2021, we received approximately 1,843 proceedings with PROCONs, moreover we have 1,889 active judicial claims related to Special Civil Court that do not exceed R$34.3 million in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for noncompliance, and could negatively impact our results of operations.
Risks Relating to the Linx Transaction
The Linx Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
The financial results of the combined company, following our acquisition of Linx, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Linx Transaction we have recorded a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Linx Transaction. In addition, upon the acquisition of Linx we have assumed all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we failed or were unable to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations and call options that Linx may exercise to purchase additional shares in the target company, which we have the possibility to assume upon consummation of the Linx Transaction. If we are not able to accurately assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, our future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition. Moreover, because of the transaction, the financial results of the combined company may be subjected to an alignment of accounting practices, something that can generate changes in Linx financial results. As a result of the consummation of the Linx Transaction, the price of our Class A common shares could decline to the extent the combined company’s financial results are materially affected by any of these events.

We may not realize the benefits anticipated from the Linx Transaction, which may adversely affect our stock price.
The anticipated benefits from the Linx Transaction are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of Linx with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the potential Linx Transaction, including the following:
•potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention and uncertainty with our current client relationships;
•challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software;
•challenges arising from the expansion into those Linx regions where we do not currently operate or have significant operations;
•coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;
•consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;
•coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;
•difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our business;
•the increased scale and complexity of our operations resulting from the Linx Transaction;
•retaining key employees, suppliers and other partners of our company and Linx;
•retaining and efficiently managing Linx’s customer base;
•obligations that we will have to counterparties of Linx that arise as a result of the change in control of Linx;
•difficulties in anticipating and responding to actions that may be taken by competitors in response to the Linx Transaction; and
•the assumption of and exposure to unknown or contingent liabilities of Linx.
In addition, our anticipated benefits of the Transaction with Linx contemplate certain synergies. Consequently, even if we are able to successfully integrate the operations of Linx with ours, we may not realize the full benefits of the Linx Transaction if we are unable to identify and implement the anticipated synergies or if the actions taken to implement such synergies have unintended consequences on our other business operations.
Risks Relating to Our Class A Common Shares
Sales of substantial amounts of our Class A common shares in the public market (including in the form of Brazilian Depository Receipts (BDRs)), or the perception that these sales may occur, could cause the market price of our Class A common shares and BDRs to decline.
Sales of substantial amounts of our Class A common shares in the public market (including in the form of BDRs), or the perception that these sales may occur, could cause the market price of our Class A common shares or BDRs to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 312,531,248 common shares are outstanding as of December 31, 2021, (comprised of 266,490,063 Class A common shares and 46,041,185 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares or BDRs.

In addition, we have adopted the Omnibus Equity Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP) —Omnibus Equity Plan.” We have registered on a Form S-8 registration statement all common shares that we may issue under the Omnibus Equity Plan. As a result, these can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Item 10. Additional Information—B. Memorandum and articles of association,” and any other applicable restrictions. Sales of these shares in the public market, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. Also, if a large number of our Class A common shares or securities convertible into our Class A common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class A common shares or BDRs and impede our ability to raise future capital.
Our founder shareholders own, in the aggregate, 100.0% of our outstanding Class B common shares and control all matters requiring shareholder approval. Our founder shareholders also have the right to nominate a majority of our board and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.
Our founder shareholders own, in the aggregate, 100.0% of our Class B common shares, resulting in their ownership of 12.3% of our outstanding common shares, and, consequently, 54.1% of the combined voting power of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders.”
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
The interests of these shareholders may conflict with, or differ from, the interests of other holders of our shares. For example, our current controlling shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. They may also pursue acquisition opportunities for themselves that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, the Central Bank may hold our controlling shareholders jointly liable in connection with any regulatory actions against Stone Instituição de Pagamento. Such potential liability could cause the interests of our controlling shareholders to differ from other holders of our shares. So long as these shareholders continue to own a substantial number of our common shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.
If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares (including in the form of BDRs) and our trading volume could decline.
The trading market for our Class A common shares (including in the form of BDRs) will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares and BDRs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares and BDRs could decrease, which might cause the price of our Class A common shares and BDRs and trading volume to decline.

We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares (including in the form of BDRs). As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.
Our dual-class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.
S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our common shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our common shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our common shares.
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
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider our interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands Corporate Law and U.S. Corporate Law.”

As a foreign private issuer we have different disclosure and other requirements than U.S. domestic registrants.
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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
We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, most of our directors and officers are Brazilian nationals and reside or are based in Brazil. A substantial portion of our assets and the assets of these persons are located in Brazil. As a result, it may be difficult to effect service of process upon us or these persons within the United States. A final conclusive judgment of a United States court for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if such judgment (i) fulfills all formalities required for its enforceability under the laws of the place/jurisdiction where the foreign judgment was issued; (ii) is issued by a competent court and/or authority in the jurisdiction where it was awarded after proper service of process is made on the parties, in accordance with the applicable law, considering that service of process on individuals in Brazil must comply with the Brazilian applicable law, or after sufficient evidence of the parties’ absence has been given, as requested under the laws of the jurisdiction where the foreign judgment was entered; (iii) is not rendered in an action upon which Brazilian courts have exclusive jurisdiction; (iv) is final and binding and, therefore, not subject to appeal in the jurisdiction where it was issued; (v) does not conflict with a previous final and binding decision issued by a Brazilian on the case records of a lawsuit involving the same parties, cause of action and claim; (vi) is apostilled by the appropriate authority of the state rendering such foreign judgment, or is duly authenticated by the appropriate Brazilian consulate; (vii) is translated into Portuguese by a sworn translator in Brazil; and (viii) is not contrary to Brazilian national sovereignty, public policy or public morality. Therefore, it may be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to be effective in Brazil.
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
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations to pay any amounts in respect of our Class A common shares (including in the form of BDRs), we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the enforcement of the judgment in Brazil is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2021 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and development of the company
We are a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses. We started our journey by providing payments services to our clients and have evolved our business since then to provide multiple solutions to merchants, ranging from different financial services to software solutions.
We started by developing a strong client-centric culture that sought to delight our clients rather than simply provide them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enabled us to control the client experience and ensure that interactions were provided by our people or our technology. The Stone Business Model combined an advanced, end-to-end, cloud-based technology platform; a differentiated hyper-local and integrated distribution approach; and a white-glove, on-demand customer service, each of which is described below.
(1)    Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omni-channel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Having a proprietary, cloud-based, end-to-end platform enabled us to develop, host and deploy our solutions very quickly.
(2)    Differentiated Hyper-Local and Integrated Distribution—We developed our distribution solution to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also developed a specialized in-house sales team with dedicated expertise to serve larger clients, including online merchants, digital service providers and ISVs.
(3)    White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant’s needs, sometimes before they are even aware of an issue.
(4)    Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing our business model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.

The Stone Business Model, which has evolved over time, is disruptive and has enabled us to gain significant traction in only eight years since the launch of our service. In 2021, 2020, 2019 and 2018, we were the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil according to data from public sources. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank to operate as a Merchant Acquirer Payments Institution. In the same year, we grew our total revenue and income to R$766.6 million, an increase of 74.3% from 2016. In 2018, we increased our total revenue and income to R$1,579.2 million, an increase of 106.0% from 2017. In 2019, we grew our total revenue and income to R$2,576.0 million, an increase of 63.1% compared to 2018. In 2020, we grew our total revenue and income to R$3,319.8 million, an increase of 28.9% compared to 2019. Finally, in 2021, we grew our total revenue and income to R$4,823.8 million, an increase of 45.3% compared to 2020. We have managed this rapid growth while maintaining high-quality service and obtaining high NPS scores. As of November 2020 (when the last external survey was conducted), we had an NPS of 64, the highest NPS among our peers in our key markets in Brazil, according to a study comparing industry participants performed by the Brazilian Institute of Public Opinion and Statistics, or IBOPE, which shows our continued focus on maintaining our very high service standards to our clients.
We served over 1,766,100 payments active clients in Brazil as of December 31, 2021, including digital and brick-and-mortar merchants of varying sizes and types, although our focus is primarily on targeting the approximately 13.5 million Brazilian Micro, Small and Medium Businesses, or “MSMBs.” We believe that the MSMBs have been historically underserved and overcharged by both traditional bank and legacy providers, as well as new providers focused on Micro-Businesses.
In 2019, we started to broaden our set of solutions to our merchants to include different financial services and software solutions, focused on helping our clients to better manage their businesses and grow. Within financial services, we have developed digital banking solutions, working capital loans and insurance, in addition to the payments offering. In software, we invested in different companies, including companies that offer POS/ERP solutions among different verticals, engagement tools & CRM solutions, accounting services offering, among others. In 2021, we concluded the acquisition of Linx, the leading retail software management company in Brazil.
We generate revenues based on fees we charge for the services we provide. These include (i) payment processing fees related to transaction activities and other services (which are typically charged as a percentage of the transaction amount or as a fixed amount per transaction), (ii) financial income related to prepayment financing fees and interest/fees related to our credit solution and (iii) subscription and equipment rental fees, which includes recurring subscription revenues from software solutions. These accounted for 33.7%, 38.9% and 22.2%, respectively, of our revenues in 2021. The following is a summary of our key operational and financial highlights:
•In 2021, we processed TPV of R$275.4 billion, compared with R$209.9 billion in 2020, representing 31.2% annual growth, or 51.8% when we exclude Coronavoucher volumes, a government aid program in light of COVID-19.
•As of December 31, 2021, we served approximately 1,766,100 payments active clients, compared with approximately 774,500 as of December 31, 2020, representing 128.0% annual growth.
•Total subscribed software clients reached 199,700 in 2021, compared with 125,300 in 2020, representing an annual growth of 59.4%.
•In 2021, we generated R$4,823.8 million of total revenue and income, compared with R$3,319.8 million of total revenue and income in 2020, representing annual growth of 45.3%.
•In 2021, we generated net loss of R$1,377.3 million and adjusted net income of R$203.3 million, compared with R$837.4 million and R$958.2 million in 2020, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
In 2021, our companies formerly named as “Stone Pagamentos S.A.” and “Pagar.me Pagamentos S.A.” have changed their corporate names to “Stone Instituição de Pagamento S.A.” and “Pagar.me Instituição de Pagamento S.A.” (respectively), due to a requirement of Brazilian Central Bank on Resolution n. 80/2021.

In 2022, our subsidiary MNLT S.A. (formerly MNLT Soluções de Pagamento S.A. - "MNLT") obtained its registration with the CVM as a publicly-held company under the Category B issuer to perform activities that are subject to CVM’s rules, including those related to the periodic disclosure of material facts (fatos ou atos relevantes), as applicable. However, MNLT is not authorized to list all types of equity or equity-convertible securities.
B.    Business overview
Our purpose is to serve the Brazilian entrepreneur, transforming their dreams into results. To accomplish that, our focus is to provide them with great solutions, at fair prices, and the best customer experience to help them better manage their businesses and sell more. We started our operations with payments services, as this was the main pain point of merchants in Brazil and expanded our breadth of solutions over time to help our clients with their different needs. Our business has two main segments: financial services and software. In financial services, we offer payments solutions, digital banking, credit and insurance solutions. In software, we offer POS and ERP solutions for different retail and services verticals, CRM, engagement tools, OMS (Omnichannel) solutions, among others. With the acquisition of Linx in 2021, we became a leading player in the retail software market in Brazil.
The combination of financial services and software solutions is powerful, and we believe we are well positioned to continue to help our clients and be the partner of choice of merchants in Brazil.
Financial Services
Our goal in financial services is to be the best financial operating system for Brazilian merchants. This segment encompasses our financial services offering for both MSMBs (micro-merchants and SMBs) and key account clients. Our solutions include payments, digital banking, credit and insurance, as detailed below:
•Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and APMs, such as payments slips (boletos), and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.

•Prepayment Solutions: We help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing options, which consists of making the settlement of a card transaction to our clients at a discount before the settlement is originally due. Such working capital solution provides clients with transparency and control over their receivables and enable them to better manage their cash flow to help their businesses grow.
•Digital Account Solutions: We offer our clients a digital account, which can be integrated to the POS and allows our clients to receive and make payments, issue payment slips (boletos), pay taxes, make PIX transfers, all in a cost-effective and user-friendly way.
•Credit Solutions: We provide our clients with credit if they need further funding to grow their businesses beyond the working capital (prepayment) solutions that we provide. We leverage on our clients’ data to offer this solution in a proactive and cost-effective way. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales. We temporarily stopped offering the credit solution for new clients since July 2021 and expect to relaunch it in 2022.
•Insurance Solutions: We provide our clients with insurance solutions, including store, life (regular or whole life) and health insurance. We act solely as a broker, not taking insurance risk.
We believe we offer our clients a complete financial platform, from where they can manage their financial lives in a seamless and integrated way.
Software
Our goal in software is to be the best workflow tool for Brazilian merchants and help them to sell more through multiple channels. This segment is comprised of three main fronts, namely: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub and (iii) Financial Services, comprised of Linx’s sub-acquiring business and the result of financial solutions to our Software client base. These fronts are detailed below.
•Core: We provide POS and ERP software solutions to our clients across different retail and services verticals, simplifying their daily operations and, therefore, allowing them to better manage their businesses. Verticals served include apparel, gas stations, cosmetics, drugstores, footwear, among others. We also provide TEF and QR Code gateway solutions that enable payments and PIX integration into the clients’ POS/ERP, streamlining their operations and increasing security. Our clients are also offered reconciliation solutions, which enable them to reconcile all their payment methods within their POS/ERP platform. Finally, we also provide clients with CRM solutions, allowing them to better know their customers.
•Digital: We offer our clients an omnichannel platform (OMS), allowing them to better manage their businesses by integrating online and offline channels. For example, it allows them to better manage their inventories in an omnichannel environment. We also provide clients with Linx Commerce, an e-commerce platform targeting medium and large-sized clients. In addition, we provide clients with engagement tools, allowing our clients to increase customer engagement via search recommendation, re-engagement and advertising. Also, our Ads solution allows clients to reach customers in a more efficient manner and our Marketplace Hub allows clients to connect to different marketplaces in a seamless way.
•Financial Services: Within our software front, we have Linx’s sub-acquiring business, which is being migrated to Stone’s financial services platform. Going forward, this front will comprise the synergies derived from the penetration of Stone financial solutions into our software client base.
After the conclusion of the Linx acquisition in 2021, we became the leading retail software management company in Brazil, focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to merchants. We offer business management tools, payment solutions, e-commerce and omni-channel applications to merchants of all sizes and from different verticals. We have reached our current position by the combination of Linx’s assets with the solutions from different software companies in which we have invested over time.
We also have some solutions that are not allocated to our financial services and software divisions. Those include DeliveryMuch (food delivery marketplace), Pinpag, Cappta (offline gateway), among others.

Our Markets
1. Markets Overview
Financial Services – Merchant Acquiring Market
We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and Private Consumption Expenditures in 2021 were R$8.7 trillion and R$5.3 trillion, respectively, up from R$7.5 trillion and R$4.7 trillion, respectively, in 2020. According to Statista Global Consumer Survey, retail e-commerce sales in Brazil (excluding digitally distributed services, digital media downloads or streams, digitally distributed goods in B2B markets, and the digital purchase or resale of used, defective, or repaired goods) are expected to reach US$49.2 billion in 2022 and is expected to post a compound annual growth of 20.7% from 2022 to 2025. The payments market has continued to grow and demonstrated resilience to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS. More recently, with the COVID-19 crisis and lockdowns among different cities in Brazil, the acquiring market still posted an 11.1% growth in 2020, or 8.2% excluding the COVID-19-related government aid program entitled Coronavoucher. In 2021, total volume of card transactions increased 30.0% or 33.1% excluding Coronavoucher.
Electronic payments penetration in Brazilian household consumption has been increasing significantly throughout the years as consumers adoption increases. As a result, card’s TPV as a percentage of household consumption has increased from 32% in the end of 2016 to 49% in 2020 and is estimated to have reached 54% by the end of 2021. According to ABECS, penetration of electronic payments in household consumption in Brazil is estimated to reach 60% by the end of 2022. As a result, we believe there is a big opportunity to continue to grow and increase our presence in this market.
Financial Services — Other Products Markets
As we expand our capabilities to serve merchants with additional financial solutions, we enter new markets in Brazil such as banking services, credit solutions and insurance. Our digital banking account and insurance solutions target a Serviceable Available Market (“SAM”) of approximately R$18 billion and R$10 billion in revenue, respectively, based on our internal estimates for MSMB clients. On credit solutions, we estimate the SAM at approximately R$43 billion in revenue net of funding costs and provisions for losses, based on our internal estimate for MSMBs considering data from our client base as well as from Brazilian Central Bank and Receita Federal do Brasil (RFB) as of April 2022.
Software Market
Our software solutions to our clients are aimed at helping our merchants manage their businesses better, become more productive, and sell more — both online and offline. According to our estimates considering our client base, data from Receita Federal do Brasil (RFB) and RAIS (Annual Social Information Report), the SAM for software tools for retail and services in Brazil is approximately R$9 billion in revenue.
We believe we operate in a market with strong opportunities for accelerated and long-term sustainable growth. This conclusion is based on the low penetration of management software in Brazil compared to more mature markets such as North America. It is also based on several underlying trends that have directly affected the Brazilian retail sector in recent years, including: (1) increases in sales, (2) increases in the number of stores, (3) increases in formalization, and (4) increased investment in IT by Brazilian companies.
2. Market Share
Financial Services Market Share
According to ABECS data, the Brazilian merchant acquiring industry processed R$2.7 trillion in TPV during 2021, resulting in a market share for Stone for the fourth quarter of 2021 of 11.2%, growing from 10.3% in the fourth quarter of 2020.

While we estimate we have 11.2% market share in merchant acquiring volumes for the fourth quarter of 2021, we believe we have not yet reached scale on new solutions, with less than 1% market share in digital banking, credit and insurance.
Software Market Share
After the acquisition of Linx in 2021, we are the leading retail management software company in Brazil according to the 2020 IDC Survey. We are also the second largest player for e-commerce solutions in Brazil according to the 2020 IDC Survey. We estimate that we have approximately 13% penetration of the software SAM in Brazil, which totals R$9 billion in revenue.
3. Our Ecosystem
The ecosystem of participants in our market includes a broad range of parties who we serve, partner with, and compete against. These include:
•Consumers—According to IBGE, there were 213.3 million people in Brazil in 2021 with 169.3 million people with 15 years or older.
•Merchants—According to our internal surveys, we estimate that there are approximately 13.5 million total businesses in Brazil in segments that we believe represent a material market opportunity for electronic payments. We categorize these businesses according to their annual gross revenues, as follows:
•Large Businesses—Large businesses are businesses with annual gross revenues above R$24 million. There are over 11,900 large businesses in Brazil. We believe the majority of these are large merchants that use in-store, online, and mobile channels to conduct commerce.
•Small and Medium-Sized Businesses (SMB)—SMBs are businesses with annual gross revenues between R$84 thousand and R$24 million. The majority of those businesses conduct commerce primarily through brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell goods and services, with those being the main focus of our strategy.
•Micro-Businesses—Micro-businesses are businesses with annual gross revenues below R$84 thousand. We believe the majority of these are micro-merchants that either do not have storefronts or have very small operations. These micro-merchants are increasingly adopting simple, low-cost electronic commerce applications delivered through mobile devices, or mPOS, which are increasingly being offered by a growing number of vendors since they are relatively easy to develop and deploy.
•We estimate that there are 13.5 million Micro, Small and Medium Businesses (MSMBs) in Brazil.
•POS Vendors—These are hardware and software vendors, such as VeriFone, Ingenico, PAX, and Gertec, who develop and sell point-of-sale terminals to financial institutions, payment processors, and larger merchants.

•Software Vendors—These are software developers who create a range of software solutions that merchants use to run their businesses at the point-of-sale and e-commerce, in their daily operations, and in their back-office functions. These can be sold individually or as integrated solutions that include:
•Point-of-Sale Software—which enables a merchant to facilitate and manage commercial transactions with consumers;
•Business Automation Software—which enables a merchant to manage its daily front-of-house and e-commerce operations, including scheduling appointments or reservations, transaction ordering, fulfillment, customer relationship management and inventory management; and
•ERP Software—which enables a merchant to manage its back-office functions, such as data reconciliation, financial reporting, accounting, payroll, and supply chain management.
•Payment Processors—These are financial technology vendors that perform a range of functions to facilitate the acceptance, encryption, routing, decryption, processing, clearing, and settlement of an electronic commercial transaction, and provide the necessary customer support functions to maintain the technology and service. These include:
•Merchant Acquirers—which are licensed firms that contract with a merchant to provide them with payment acceptance solutions and technology, and then facilitate the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned acquirers, such as Rede, bank-controlled acquirers such as Cielo and GetNet, and independent merchant acquirers like us.
•Payment Services Providers—which are firms, also known as PSPs, that contract with a merchant to provide them with payment acceptance solutions. PSPs typically focus on selling through online or mobile channels and provide a front-end customer facing solution. PSPs then partner with a licensed merchant acquirer to facilitate the processing, clearing, and settlement of each transaction.
•Networks—which are firms that create rules and standards, and provide transaction routing or switching services that help facilitate transactions between financial institutions across disparate ecosystems and geographies. These include global brands such as Visa, Mastercard and American Express, as well as local brands such as Elo and Hipercard.
•Financial Institutions—which are banks and other licensed vendors of financial services that provide a range of services to consumers, merchants, and other financial institutions. These firms provide financial accounts, such as checking and savings accounts, issue bank cards, such as credit, debit, and prepaid cards, and offer revolving credit lines and loans. These include: (1) state-owned banks, such as Banco do Brasil, Caixa Economica Federal, and Banrisul; (2) private banks, such as Bradesco, Itaú-Unibanco, Votorantim, Safra, and BTG Pactual; and (3) foreign banks, such as Banco Santander.
4. Key Market Trends
We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:
•Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets, PIX transactions and mobile devices instead of cash and checks.
•Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices. We believe there is an important opportunity for us considering that both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries.
•Growing Use of Omni-Channel Commerce—As a result of the growing use of electronic commerce and the increasing shift to digital channels, consumers and merchants are increasingly conducting commerce across more than one channel. To adapt to this change, retailers are demanding more omni-channel solutions that integrate their digital and physical operations efficiently. We therefore see an opportunity to cross-sell our Digital solutions to our client base.

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
5. Key Market Challenges
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
•Expanding into new lines of business—Offering new products and services may require substantial expenditures and could take considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants as customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.
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

1. Our Unique Culture
We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and disrupting legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience. Our client-centric culture is built upon the following five themes, which we convey to our employees, employee candidates, clients and partners:
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
In 2021, we released our book “5 Segundos: O Jeito Stone de Servir o Cliente” (5 seconds - Stone way to serve the client) in which we talk about our culture and how we make those five main values mentioned above stay alive while we continue working to grow our business.
2. Our Business Model
Our operation in financial services combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition. Our model disrupted the market and has enabled us to gain significant traction in only eight years since the launch of our service. We believe it provides us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future. In addition, with the acquisition of Linx, we now have relevant strategic assets in software, that we believe, when combined with our financial services operation, provide us a competitive advantage compared to other market participants. The main competitive advantages that our model provides are as follows:
•Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to the close proximity to our clients and fast, high-touch, and personalized customer support provided by our in-house customer support team. We believe these give us a greater understanding of our clients and their needs than our competitors.
•Greater Ability to Serve Our Clients—The proprietary nature of our technology, distribution and customer service assets enable us to directly control the development, deployment, and support of our financial solutions and services. We believe this provides us with a greater ability to serve our clients versus competitors who outsource some or all of these capabilities and rely on third-party vendors that may not have the same client focus.

•Full Control of the Client Experience—Our assets also provide us with the ability to greatly control the client experience that we provide, as most interactions are provided by our people and our technology. We believe this provides us with a greater ability to ensure that our clients are served with the high-quality solutions and premium service levels that seek to enhance their experience instead of just fulfilling a function. We believe this control enables us to build stronger relationships with our clients and deliver a superior value proposition versus competitors.
•Greater Flexibility to Adapt and Innovate—We are well positioned to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control our model provides enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs, design and develop new solutions, deploy them, and be prepared to support them quickly in order to meet the changing requirements of our markets.
•Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our distribution to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors.
•Low Cost of Operations—Our business model enables us to operate with a low cost of operations and significant efficiencies. For example, because we developed our own end-to-end technology platform and do not rely on third-party vendors for processing and settlement, we operate with low marginal transaction costs.
•Comprehensive portfolio of software solutions—To meet the needs of the retail and service providers market, we believe we offer a comprehensive portfolio of solutions to our customers making us an end-to-end platform for them. Our solutions provide the functions necessary to effectively manage and process the operational and financial resources of different Brazilian retailers and service providers. Our applications enable our customers to interact, collaborate and make business decisions using accurate data from multiple devices.
•Software Collection model—We have a collection model which features (1) a low setup fee, or in many cases, no setup fee; (2) charges for professional consulting services (implementation, installation, customization and training services); (3) the payment of a monthly subscription fee for use of our software to ensure recurrent and predictable revenue; and (4) a value proposition that overcomes the costs of switching to a new vendor and reduces our client base churn.
•Integrated solutions of financial services and software—By offering both financial services and software solutions, we are in a more favorable position compared to our competitors as we are more prepared to offer integrated solutions to merchants. This provides them a better experience by simplifying their daily operations and providing a one-stop-shop solution. We believe this combination is powerful, with financial services providing stronger growth and monetization opportunities while software provides higher stickiness and data to increase assertiveness of our financial services offerings. To date, we already have some initial stage integrations within certain verticals and see a lot of opportunities to further integrate our solutions.
•Protective Barriers to Replicate—The combination of the various proprietary and vertically integrated elements of our business model are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.
•Strong Lifetime Value—We are well positioned to provide high-quality service levels and build strong, local or highly integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our wallet share. We believe this enables us to enhance the overall lifetime value of our client portfolio and maintain low marginal client acquisition costs.

•Self-Reinforcing Network Effects—As we grow and expand our distribution and set of solutions, we benefit from self-reinforcing network effects. Our expanding distribution network enables us to reach more merchants, to whom we can offer more solutions. As we expand our base of clients and launch new solutions, we are able to build stronger relationships with them and develop new learnings and market insights from them.
3. Our Deep Expertise and Track Record
Our founders and management team have deep expertise in developing and delivering disruptive financial solutions. The team has a proven track record of founding, investing, and scaling several successful financial technology and software businesses in Brazil, including:
•Pagafacil—an e-commerce escrow service, which was sold to private investors in 2004;
•NetCredit—a provider of consumer credit solutions, which was sold to BNG Bank in 2009;
•Braspag—an e-commerce payments solution provider, which was sold to Grupo Silvio Santos in 2009;
•PGTX—a payments technology company, which was sold to Pontual in 2014;
•Sieve Group—an e-commerce price comparison service, which was sold to B2W in 2015
•Moip—an e-commerce payments facilitator, which was sold to Wirecard in 2016; and
•Linx—an end-to-end platform that offers software management tools, payments, e-commerce and omnichannel applications to retailers of all sizes and capabilities. We acquired Linx in 2021 and we believe it will help us to serve more businesses in different verticals, to integrate software and financial services, to digitalize merchants and to facilitate the unification of the omnichannel solution.
Our board of directors is composed of highly successful senior executives who combine strong global operating, financial, and regulatory experience with deep expertise in the financial services, payments, and technology industries. In addition, we have attracted a strong base of world-class investors, many of whom have been key strategic advisors to us. We believe the mix of our entrepreneurial, executive, board, and shareholder experience and expertise provide a key competitive strength for us.
Our Growth Strategies
Our primary mission is to remain focused on empowering our clients to grow their businesses and help them conduct commerce and run their operations more effectively. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We try to achieve this by leveraging our assets to combine and provide powerful and convenient technology, innovative solutions, and high-quality customer support through salespeople and marketing efforts that match our passionate and energetic client-centric culture. We plan to grow our business primarily by employing the following principal strategies:

1.Extend Our Reach and Scale our Business
We believe our distribution network is a key competitive strength that will enable us to continue to scale our business, expand our geographic footprint and market penetration. For example, we intend to continue to:
•Expand the Reach of our Financial Services Business—We distribute our financial services offerings through multiple channels including our (i) Stone Hubs, (ii) inbound sales team, (iii) renda-extra (extra income), (iv) special services team and ISVs and (v) self-onboarding services. See “Item 4. Information on the Company—B. Business Overview—Our Sales and Distribution.” Our hubs are set up as either proprietary or franchised hubs. As of December 2021, we had over 450 operational proprietary Stone Hubs across Brazil, which are the main focus of our expansion strategy. In addition, we had 224 active franchised hubs in operation over the same period. We expect to continue to increase our coverage and penetration of the market through investments in salespeople in our hubs. Brazil has over 5,500 cities, many of which are underserved by incumbent providers who primarily target clients via their existing bank branch networks. We believe our strategy of targeting underserved, small-and-medium sized cities, combined with our speed and agility, provides us with a significant growth opportunity. Following the development of the Stone Hub, we have established highly scalable, plug-and-play processes that enable us to deploy new hubs faster and more effectively, with more efficient hiring, training, and selling.
We expect our inbound sales team to continue to onboard new clients, mostly as a result of our marketing efforts in both traditional and digital media, as well as word of mouth from our existing clients. Our renda-extra channel is a new program in which any person in Brazil that is registered in the channel can refer our TON solution to merchants within the country in exchange for a commission per POS offered to clients. Just as in the inbound sales team we hope that this channel will help us to create a network effect within the cities, also helping to boost word of mouth.
We also expect to continue to onboard platform services clients, which consist of marketplaces, e-commerce platforms and ISVs, and we have a dedicated team for that. We believe these clients represent an important growth channel for us to capture more e-commerce and software-integrated payment volumes. We expect to continue to leverage our powerful connectivity and integration capabilities to grow our base of platform services clients and help our existing clients grow their businesses. We are also deprioritizing sub-acquiring clients, as they are more volatile in nature, and have lower contribution margins and are not core to our strategic objectives.
•Grow our Software Distribution Channels—We distribute our software solutions through (1) direct and (2) indirect channels. We prioritize direct assistance to our customers, given our focus on retail, long-term solutions and the expertise of our professionals. Our direct channels mainly consist of business managers dedicated to our customer base (known internally as “farmers”) and business managers responsible for prospecting new customers (known as “hunters”). Our internal sales team is specialized in retail and is knowledgeable about the specialized needs of companies. We have different teams depending on the vertical, merchant size and the solutions we offer. We focus our efforts and manage the opportunities created by our business managers through a single CRM software program, which facilitates cross-selling of our products and allows for greater visibility of our sales results. We also have specialized sales planning and management teams that seek to standardize methodologies and processes and increase the productivity and efficiency of our sales activities.
Our indirect sales channels mainly consist of specialized franchisees. These sales channels allow us to be present in places where we do not have our own sales offices. Our independent sales agents are mostly exclusive software product distribution channels through which we acquire new customers and negotiate solutions in the regions where we operate. Our independent sales agents also carry out consulting services (implementation, installation, customization, and training services) of our software solutions. As of December 31, 2021 we had approximately 500 specialized franchisees distributing our software solutions.
•Sell Additional Solutions to Our Clients—As in-store merchant locations continue to become digitalized, we believe our broad suite of solutions and our omni-channel commerce capabilities provide us with significant opportunity to sell additional existing solutions into our client base. We intend to leverage the strong relationships and distribution capabilities we have with our clients to sell additional solutions to our merchant base with a view to minimizing incremental acquisition costs. With the acquisition of Linx, we are also looking for cross-selling opportunities of penetrating financial services solutions into Linx’s client base and providing our clients with software solutions.

•Sell to New Client Segments—Micro-Merchant Commerce—Despite targeting the SMB segment as our core strategy, in 2019, we started to tackle the micro-merchant space under the brand TON. TON looks to differentiate itself by providing a better service for compared to its direct competitors.
2.Expand our Offering and Capabilities
We believe our culture of innovation and technology development combined with our distribution capabilities are key competitive strengths that will allow us to continue to expand our offerings and grow our business through a multi-product strategy. We intend to continue to leverage these capabilities to develop and invest in new solutions that further empower and help our clients grow their businesses more effectively, and new capabilities that enable us to better serve our clients by providing them with a centralized point of contact to solve most of their issues in a fast manner. We intend to expand our offerings to our current and future clients in the following ways:
•Software Solutions—with our software solutions offerings, we believe we are able to increase our value proposition to clients, streamlining operational and backoffice tasks, which not only improves the lifetime value of our client relationships, but also enables us to access rich data that will allow us to be more proactive in providing financial solutions such as working capital and credit. As of December 2021, we had approximately 199,700 subscribed software clients using at least one of the software solutions we provide. We aim to continue to grow our current software business organically, while continuing to invest selectively in new software companies to be part of our ecosystem. We also aim to help digitize our clients through different sets of digital solutions that we offer. Finally, we look to cross-sell financial services to our software clients and vice-versa. Our software solutions currently offer the following capabilities:
◦Core solutions:
▪POS and ERP—we offer POS and ERP software solutions across different verticals that help merchants and consumer facing service businesses manage and integrate their billing or point-of-sale transactions with their front-of-house functions such as client scheduling, amongst others, as well as with back-office operations across an array of industry verticals more effectively.
▪Reconciliation—we currently offer a reconciliation software to help merchants better manage their cash flows and reconcile multiple payment methods.
▪TEF gateway—our TEF solution allows our clients to connect effortlessly to multiple payment methods and provide simple and transparent dashboards that allow for our operational monitoring and improvements. It is based on a subscription model and is fully integrated with POS/ERP.
▪QR Code—our QR Code solution enables clients to accept new payment methods in an integrated way, such as PIX transactions, including reconciliation of amounts received.
▪Customer Engagement—we offer customer relationship management (CRM) software for customer engagement, which enables merchants to manage and interact directly with customers. We offer a broad portfolio of CRM applications that are designed to help our customers to manage their sales processes more efficiently, integrate marketing campaigns and content into their sales processes more efficiently, deliver high-quality service to their customers and allow clients to appeal to new customers as well as re-acquire and reactivate inactive customers.
◦Digital Solutions:
▪OMS (Order Management System)—we provide our customers with an integrated tool to manage multiple distribution channels and inventories. With this solution, a brick-and-mortar store can fulfill an order accessing the inventory of another store and deliver it to the client at home, for example, reducing stockout, improving customer experience and reducing logistics costs.
▪E-commerce platform—we offer our clients a seamless and personalized cross-channel solution that enables a true omni-channel shopping experience.

▪Engagement tools—we offer our clients big data and machine-learning based solutions for e-commerce operations, such as search and recommendation, re-engagement and advertising. Data engineering is key to unlocking insights by combining, integrating and analyzing data focusing on driving customer acquisition and loyalty. We are capable of analyzing consumer behavior to help our customers improve their client conversion rates by, for example, reducing the shopping cart abandon rate, personalizing campaigns to increase revenue and conversion, predicting and avoiding customer churn and lowering customer acquisition costs.
▪Ads—we offer ads solution to help merchants improve their returns on their online advertising expenditures by reaching customers with significant buying potential at the right time through the largest online stores.
▪Marketplace Hub—we have strategic partnerships that enable our clients to connect to different marketplaces in Brazil, besides expanding their sales channels.
•Financial Solutions—we believe that there is a significant opportunity to provide our clients with additional financial solutions, given that those products, when offered by incumbents, present similar characteristics as payments: traditional players and legacy business models have limited focus on client service, transparency and innovation. In 2019, we started to leverage our distribution, service and technology capabilities to expand our offering of financial solutions and improve revenue yield per client. In 2020 and 2021, we have further scaled these solutions. As an example, we have been growing our presence in the following markets beyond payments:
▪Digital Banking Solutions—We started to offer a suite of digital banking solutions designed to enable our clients to conduct financial transactions, receive and remit funds, issue payment slips (boletos), pay bills, and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of December 2021, our digital banking offering had approximately 491,500 active accounts.
▪Credit Solutions—We have developed a product to allow our clients to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. We faced challenges with our credit product in 2021 amid a transition of the registry of receivables systems in Brazil and decided to temporarily halt disbursements in mid-2021 to make improvements to our processes and product. We expect to relaunch our credit solution in 2022, as this is a very important solution to our clients.
▪Insurance products—We offer our clients store, life and health care insurance products. Since we act as a broker, we do not incur in underlying risk. As of December 2021, we had 29,200 clients using our insurance products.
3.Enter New Markets
We believe our Stone Business Model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:
•New Geographies—We are also expanding our geographic footprint by growing our distribution across Brazil. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can leverage our business model.
•New Sectors—We are exploring new complementary business opportunities in adjacent sectors, such as digital banking, software solutions, credit and insurance. In the future, we may selectively expand into other sectors where we see an opportunity to leverage our capabilities to provide a differentiated value proposition for clients.

4.Selectively Pursue Acquisitions
Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions to enhance our competitive position, improve our operations and expand our business. We may choose to acquire new technologies, expertise, volume and capabilities, enter new market segments or enter new geographies. We have established a track record of successfully investing, acquiring and integrating complementary solutions and businesses. For example, we: (1) completed, in 2016, the EdB Acquisition, which added an attractive portfolio of SMB and e-commerce merchants onto our platform; (2) acquired full control of Pagar.me, in 2016, which gave us our proprietary PSP service; (3) also in 2016, acquired joint control of Equals, which gave us a powerful data reconciliation tool widely used in the markets we serve (we acquired full control of Equals in September 2018); and (4) in 2021, completed the Linx Transaction. See “Presentation of Financial and Other Information—Corporate Events—Investments in Software and other Companies—New Investments in Software.”
We also actively look for small software companies to be part of our ecosystem. Those companies are now being managed under the Linx umbrella, in our software division. In 2020, 2021 and 2022, we have made the following investments, which we believe will strengthen our ecosystem of solutions:
•Menew (MVarandas) — In April 2020, we acquired 100.0% of Menew, an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country. In April 1, 2022, we approved the merger of our subsidiary MVarandas into Linx Sistemas e Consultoria Ltda.
•Vitta — In May 2020 we acquired 100.0% of Vitta, a health plan management and software solution company. Vitta, which has a network of approximately 15,000 doctors and manages 100,000 lives, offers health plans tailored for SMBs and startups, with an asset-light model in which it bears no insurance risk. Many of our clients do not have satisfactory healthcare plans either for their families or their employees. We believe that Vitta created an innovative business model in the health tech market combining better negotiation terms with white glove customer service based on 24/7 telemedicine and WhatsApp support. This investment is very synergistic with our client base.
•Delivery Much — In July 2020, we acquired 22.64% of Delivery Much, a food delivery marketplace company focused on small-and-midsize cities, with a similar expansion approach to Stone´s. In February 2021, we acquired an additional 6.85% stake.
•Linx — In July 2021, we concluded the transaction of STNE Participações S.A.’s business with Linx S.A., a leading provider of retail management software in Brazil.
•MLabs — In September 2020 we acquired 51.5% of Mlabs. Mlabs is one of the country’s leading SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. Mlabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production cost, optimize media investments and increase efficiency in the operations of their social media management. MLab’ shareholders have approved a stock option plan of MLabs limited to 2.912% of the total share capital of MLabs in December 2021. After the exercise of the call option by MLabs’ employees under such stock option plan, we expect to continue to hold a 50% stake.
•Questor — In October 2020, we acquired 50.0% of Questor, an ERP for accounting offices and integrated cloud ERP offering for SMBs. Questor serves over 6,000 active clients and SMBs offering solutions related to accounting management, fiscal solutions and ERP.
•Sponte — In November 2020, we acquired 90% of Sponte, a leading school and language academy software with more than 5,000 clients and 2 million students served.
•CreditInfo — In November 2020, we acquired a 53.05% interest in Creditinfo Caribbean. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively.
•PDCA — In January 2021, we have fully acquired the non-controlling interest in PDCA held by Bellver. PDCA holds the TON product, which targets mainly micro-merchants and autonomous workers.

•SimplesVet — In April 2021, we acquired 50.0% of SimplesVet, a company that develops management software for veterinary clinics, pet shops and autonomous veterinarians.
•VHSYS — In April 2021, we obtained control of VHSYS, after a step acquisition which started in June 2019. VHSYS is an omni-channel, cloud-based, API driven POS/ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics and e-commerce integrations, among others.
•Banco Inter — In May 2021, we signed a definitive investment agreement with Banco Inter, a leading and fast-growing digital bank in Brazil, whereby we would invest up to R$2.5 billion in new shares to be issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Banco Inter Investment”). The Banco Inter Investment was implemented in June 2021.
•Nodis — In July 2021, we acquired 100% interest in Nodis, which offers an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels.
•Collact — In August 2021, we obtained control of Collact, after a step acquisition which started in February 2019. Collact develops CRM software for customer engagement, focused mainly on the food service segment.
•APP — In August 2021, we acquired 20% of APP, an ERP/POS solution focused on the hotel segment.
•Trampolin — In August 2021, we acquired 100% interest in Trampolin. Trampolin is a banking-as-a-service fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.
•Neomode — In January 2022, we acquired an interest in the corporate capital of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), representing 40% of total total shares issued by the company. Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator.
•Reclame Aqui — On February 17, 2022, we acquired a 50% of interest in Reclame Aqui. Reclame Aqui is a public electronic platform for resolution of conflicts between customers and companies.
Our Solutions
Financial Services

Solution	Description	Features and Benefits

POS Capture Solutions	Our POS operating systems enable in-store merchants to accept a variety of credit cards, debit cards and other APMs, through POS hardware devices.
•Facilitates safe chip and pin payments
•Easy and user-friendly interface
•Lower processing times
•Universe of applications that enable alternative types of services
•Effective and efficient single deployment rollout of updates across the entire merchant base
•Continuous and real-time, remote monitoring of connectivity and integrity of machines
•Connectivity solutions such as 3G, Bluetooth and/or wi-fi enabled

Solution	Description	Features and Benefits

e-Commerce Gateway	Full-featured e-commerce gateway that seamlessly connects e-commerce merchants to the acquirers of their choice, enabling them to accept a wide variety of electronic payment options. Our clients are provided with a set of robust analytics, reporting and auditing capabilities through their portals.
•Increased conversion rates
•Easy, user-friendly consumer checkout interface
•Merchant management portal
•Merchant acquirer agnostic with connections to all major providers in Brazil
•Secure transactions utilizing proprietary encryption and tokenization technologies
•Accepts all major payment schemes and APMs in Brazil
•API-based with simple, public documentation enabling self-directed customer integration

Point of Sale Gateway
In-store gateway for the point-of-sale that connects merchants to the acquirers of their choice enabling a wide array of payment options including traditional and APM methods. It also offers clients the ability to integrate their POS with other business management software, such as inventory and tax management solutions.

•Customizable rules that give merchants the ability to split transaction volume between multiple acquirers
•Integrates with other business management software solutions to provide enhanced business analytics for our merchants

PSP Platform
We have a sophisticated PSP solution with a quick and simple API integration, enabling omni-channel players and marketplaces to accept a wide array of electronic payments through multiple channels. With a large basket of features and products, clients are equipped with the tools and features they need to grow and manage their business.

•Comprehensive set of solutions for marketplaces
•Increased conversion rates
•Easy, user-friendly consumer checkout interface.
•Merchant management portal
•Merchant acquirer agnostic with connections to all providers in Brazil
•Secure transactions utilizing proprietary encryption and tokenization technologies
•Built-in anti-fraud capabilities
•Accepts all major payment schemes and APMs in Brazil
•API based with simple, public documentation enabling self-directed customer integration

Omni-Channel Merchant Acquiring
We are a fully licensed, end-to-end omni-channel merchant acquiring solution. With a large basket of features and products, clients are equipped with the tools they need to accept a wide array of electronic payments and effectively and efficiently manage their transaction receivables. Clients can integrate to our platform through multiple channels.

•Efficient and secure
•Simple APIs for quick and seamless connection with integrated partners
•Acceptance of global and regional payment schemes along with local meal voucher schemes, and other APMs
•Higher conversion rates
•Data reconciliation
•Soft-descriptor code which allows merchants to write customizable client fields in transaction data
•Built-in anti-fraud capabilities
•Enables merchants to accept Pix transactions

Solution	Description	Features and Benefits

Split Payments
Enables merchants and marketplaces to predetermine multiple accounts for receiving the settlement of their transactions. Through customizable splitting rules, consumer payments can be routed and deposited instantly to multiple parties.

•Fully customizable rules that simplify and automate cash settlement for multiple parties linked within a single transaction •Settles directly to different bank accounts
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.	•Frictionless interface •Improves client experience and conversion rates
Automated Retrial
Proprietary automated retry technology that helps to drastically reduce lost business from failed transactions, many of which are caused by payment scheme and third-party systems involved in a payment transaction. This is achieved by instantly reprocessing the transaction utilizing predetermined rules that could be reprocessed via another acquirer.

•Increased conversion rates
•Fully configurable rules that allow the merchant to redirect failed payments to other acquirers
•Automated email reminders to consumers to attempt to recapture failed purchase attempts

One-Click Buy	Encrypts and stores consumer payment methods in a secure virtual account that facilitates quick and easy one-click payments	•Saves client data in a secure manner •Simplifies the payment process for consumers
Recurring Billing	Simplifies and automates our clients’ businesses by allowing periodic and recurring billing, such as subscription services, in a simple and fully customizable manner.
•Simplifies and automates recurring charges
•Fully customizable and flexible rules that incorporate installment features, pre and post payment settings and specific pre-programmed payments based on calendar dates and exceptions

Multi-Buyer Payment—Bill Split	Enables consumers to make group payments easier for their customers. This solution allows a single purchase to be billed, and paid, to multiple consumers.
•Omni-channel offering for both digital service providers and online merchants
•Simple and user-friendly functionality leading to improved consumer loyalty for our clients
•Emails receipt to each consumer involved in the purchase

Multi-Payment Acceptance	Enables a consumer to pay for a single invoice using multiple payment methods such as multiple debit and/or credit cards along with other alternative methods such as payment slips (boletos).	•Omni-channel offering for both digital service providers and online merchants •Simple and user-friendly functionality leading to improved consumer loyalty for our clients
Social Commerce	Provides merchants and digital service providers with the ability to request payments from their customers via WhatsApp, SMS text or an email link.
•Simplifies the card-not-present Mail Order Telephone Order payment process for transactions where the buyer and seller are in separate locations
•Integrates with other solutions such as Multi-Buyer Payments or Multi-Payment Acceptance

Solution	Description	Features and Benefits

Digital Banking
Fully digital banking platform that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP.

•Single API integration
•Allows cash management automation through integration to ERP and other business automation software
•TED/DOC bank transfers
•Pix transactions
•Boleto generation
•Bill payment
•Prepaid Cards
•Payment link

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

•Fully customizable a la carte payment options that gives clients complete control over when they get paid
•Ability to automate anticipating receivables payments with simple rules that can be set up quickly and easily in the client portal
•Dedicated and proactive team available to assist clients with their needs and equipped with AI yielding insights into client cash flow needs

SMB Credit Solutions	Allows our clients to contract, monitor and payback loans by fully integrating our credit solution within our payments platform.
•Self-service functionality pre-approved clients can order credit through the merchant portal
•Transparent pricing and no hidden fees
• Clients payback loans as a percentage of their credit cards receivables

Insurance	Our insurance solutions offer financial protection to clients related to life, health and store insurance.
•Our life insurance does not have a grace period and covers for Covid-19
•Our store insurance is the first in the market to charge monthly instead of annually, having no grace period and not including depreciation
•Payment can be made without bureaucracy through receivables.
•Humanized customer service

App Store for POSs	We have an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.

•Open App Store that enables third-party app developers to create and deploy new app solutions
•Easily connects to third-party platforms
•Developer friendly with capabilities in more than 10 common code languages
•Ability for merchants to integrate more robust transaction reporting

Solution	Description	Features and Benefits

Data Reporting and Merchant Portal	Gives merchants full transparency and enterprise-level insight into their transactions in a simplified and easy manner with fully customizable dashboards and automated reporting functionality.	•Simple and user-friendly •Robust reporting functionality •Receivables management tools that help merchants better understand and manage their cash flows •Accessible via the web or mobile app
Integrated Financial Platform	Provides merchants with a complete financial platform, integrating payments, banking, credit and insurance into a single dashboard, simplifying our clients’ financial management, eliminating bureaucracy and increasing transparency.
•Simple and user-friendly •Integrates payments, banking, credit and insurance solutions into a single dashboard •Simplifies financial management
Registry of Receivables Platform (TAG)	Financial Market Infrastructure (FMI) authorized by the Brazilian Central Bank to operate as a Trade Repository for card receivables (credit and debit), captured through physical or online transactions. TAG enables creditors to safely buy merchants' card receivables or take it as collateral.
•Technology driven and transparent, cloud based and full-API easily integrable (API RESTful and SDK pack), offering public documentation (open source)
•Ready to process high volumes of data (JSon and API Streaming)
•Is the only FMI in the market that actively calculates for acquirers and sub acquirers how much they must settle, considering the contract effects registered in Trade Repositories
•Offers personalized support through an efficient and close onboarding process of clients, human support from 8am until 10pm and active monitoring 24/7

Trampolin	Trampolin is a banking-as-a-service fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.
•Plug & play digital bank
•Allows clients to create and offer innovative financial services
•Modular platform allows for flexibility in serving different sectors of the economy
•Based on financial APIs and mobile apps, allowing for flexibility and scalability
•Customized interfaces
•Offers technical support ranging from APIs to regulatory.
•Allows monitoring through a customized dashboard

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
Software

Solution	Description	Features and Benefits

VHSYS	VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve a wide array of service and retail businesses. The fully self-service platform consists of over 40 applications such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with multi-marketplace, logistics, and e-commerce integrations amongst others.

•Customizable and fully integrated customer dashboards that give merchants a complete snapshot of their business
• Robust reporting applications to help the client manage their business
•End-to-end integration of operations, payment transactions, accounting and compliance reporting

Tablet Cloud	Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

•Applications are acquired a la carte based on each business’s particular needs and preferences, built to scale with growth of business
•Online and offline browser features, along with mobile, smart POS and tablet functionality

Collact	Collact is a multisided customer engagement and loyalty platform that enables small and medium sized businesses to acquire, engage and grow their client base by offering customized loyalty and marketing programs while giving consumer insights.
•Full suite of tools to increase customer acquisition, loyalty and engagement • Consumer app actively helps drive consumers into the client’s place of businesses
Trinks	Trinks is a SaaS ERP and booking app which allows salon owners to manage all its operations. The system automates key components of the salon functions such as client appointments, work schedules, inventory control and supplier contacts.
•Integrated with Stone to allow for the split of card payments between the salon and its employees •Booking of client appointment •Work schedules •Inventory controls
Delivery Much	Delivery Much is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to Stone´s. Delivery Much generates more sales to restaurants using their consumer client base. We believe this is an opportunity to provide fairer prices and a high level of service for a segment that has been growing significantly.
•B2C app to choose, order and pay online for food delivery •API with restaurants ERPs/POS to make the operations easier on the delivery management
Menew	Menew is an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
•Connects merchants to a set of suppliers, allowing them to run their businesses in a consolidated platform
•Provides a white-label delivery app for its merchants and has a seamless integrated solution with payments

Solution	Description	Features and Benefits

Mlabs	Mlabs is the country’s leading SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. Mlabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production costs, optimize media investments and increase efficiency in the operations of social media management.

•Scheduling Posts in different formats and social networks
•Interact with followers in inbox, direct and comments from all social networks in a single screen
•Mlabs Studio helps clients make posts with image bank, filters, masks and much more
•Reports to understand the audience and monitor competitors

Questor	Questor is an ERP for accounting offices and integrated cloud ERP offering for SMBs. Their almost 6,400 accounting clients serve more than 600,000 businesses across the whole country.	•Bookkeeping, fiscal and payroll module for accountants do their customers’ accounts •Backoffice routine for accounting offices •Version for companies that do their own accounting, tax and payroll
Sponte	Sponte is a leading provider of cloud ERP solutions for schools, with 4,700 clients in the segment and 1.5 million students, in an underpenetrated sector in terms of both payments and software.	•Fully cloud based ERP for schools and language academies •Student billing management (reoccurring via Card or “Boleto”) •Student report card management
SimplesVet	SimplesVet is an ERP solution for veterinary clinics, pet shops and autonomous veterinarians.
•Simple interface, with all information in a single place
•Complete financial management
•Automatic messages to increase customer loyalty
•Seamless and integrated interface for websites
•Support through online chat
•Client portal to access data on their pet

APP	APP is a software management company, focused on the hotel segment.
•Fully cloud-based ERP solution for hotels
•Functionalities fit for the size and profile of the client
•System integrated with reference companies in the segment
•Agile, simple, and intuitive solution, available anywhere
•24/7 technical support, with product specialists and accounts executives to accompany the clients’ journey

Vitta	ClinicWeb is Vitta’s ERP for medical clinics in Brazil, helping professionals from the health segment to manage their appointments, patient’s files, finance and marketing.	•Easy to manage the appointments, finance and marketing. •Offers online scheduling and telemedicine.

Solution	Description	Features and Benefits

StoneCo CI	StoneCo CI is a credit bureau provider, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, with 3 operational countries in the Caribbean.

•International experience in building and analyzing data for risk management, especially credit
•Main credit bureau in some Caribbean regions
•New ways and vehicles to create database analyses
•Platform of solutions that facilitate and accelerate the decision making process

Reclame Aqui	Reclame Aqui is a free public platform for consumers to complain about a product or service with a private interface for companies to respond to those complaints.	•Offers SaaS Solutions to B2B clients such as CRM tools, verified badges, brand pages and reviews •Integration with e-commerce platforms •One of the main symbols of legitimacy for businesses
Nodis	Nodis is an app that helps clients digitize their businesses connecting them to the biggest marketplaces of the country such as Magalu, Americanas and Shoptime. Through one single portal, the merchant can control its catalog, manage the orders and shipping online.
•Registration and management of all orders in one place
•Easy to manage the store online: sales, storage control, prices and complaints
•No adhesion or monthly fee charged
•Specialist sales team and accessible customer service

Neomode	Neomode offers a sales channel and white label commerce app platform with integration to ERP, POS, e-commerce and gateways.	•Development and supply of solutions that integrate online channels and physical stores in the omnichannel concept •Agnostic and cloud-based solution
Reconciliation, TEF and QR	Software solutions that streamlines the complex process of reconciling payments transactions, and managing cash flow. These powerful tools enable our clients, from brick and mortar SMBs to large online enterprises, to accept, reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers, e-wallets and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.

•Straightforward reporting and easy-to-use tools that assist merchants in resolving flagged inconsistencies in their transactions
•Acceptance of new payment methods and natively integrated with client ERP systems
•Automates the process of receivables management, such as downloading data from payments providers, reconciling transactions, and uploading information to a client’s ERP system

Advertising	Engine designed to help industries and manufacturers improve their return on investment, or ROI, of their online advertising expenditures
•Industries and manufacturers to reach customers with significant buying potential at the right time through the largest online stores
•The advertising engine allows publishers to monetize their websites through highly relevant ads for branded products, stores, and sales partners

Analytics	Allows retailers to access graphs, benchmarks, product performance, user information, employee performance and other management tools.	•Designed to help retailers monitor in real time the day-to-day of running a business

Solution	Description	Features and Benefits

CRM	Designed to help our customers to manage their sales processes more efficiently, integrate marketing campaigns and content into their sales processes more efficiently and deliver high-quality service to their customers.
•Provides information to increase acquisition and retention and to maximize quality of service to the brand’s consumers.
•Provides information to also allow our customers to appeal to new customers as well as re-acquire and reactivate inactive customers through marketing campaigns, loyalty programs and corporate gift cards.

Connectivity	Suite of customized solutions to help retailers connect their consumers, protect their data and connect their network through a single point of contact.
•Technology team that monitors, manages and provides support seven days a week
•We are able to interconnect headquarters and branches across the country with secure and high-performance dedicated links, through which many critical and high-value add retail services are transferred, particularly those that are cloud-based

E-commerce platform	Our e-commerce services consist of the receipt of (i) wholesale orders and the monitoring of sales targets, (ii) directed sales to the final consumer and (iii) an interactive electronic catalog with information about inventory and prices, among others, that are integrated to the ERP system.
•Designed to enable our customers to offer consistent, relevant and personalized cross-channel shopping through catalog, merchandising, marketing, research and guided navigation, personalization, automated recommendations, and live help capabilities
•Designed to enable our customers to strengthen customer loyalty, improve brand value, achieve better results of operations, enhance customer service and improve response times in online and traditional commercial settings

Human Capital Management	Software suite for the HR department encompassing payroll management and HCM.
•Considering that the retail sector in Brazil has a high turnover ratio, we understand that this offer helps the merchant routine and is in line with our strategy of reinforcing our end-to-end platform

MID-E	Middleware application used to connect the Linx systems with the Brazilian tax authorities for the purpose of issuing an electronic invoice (NFe), and electronic consumer receipt (NFCe), in an integrated manner.
•MID-e Portal provides the retailer access to monitor the status and cancellation of electronic documents, registration certificates and information dashboards, as well as a complete control panel that displays all rejected invoices in real time
•The platform is completely digital, and updates quickly, facilitating tax management. Explanatory charts also help the retailer analyze data and information accurately

Mobility
Via smartphones or tablets, customers are served in a fast and customized manner, with no lines and far more interaction with the variety of products offered in the store. We offer solutions for different retail segments using features such as the virtual catalog, lookbook combinations, inventory query, pre-sale and sale record, waitlist and closure of service.

•Mobile solutions are offered in cloud and are integrated with our other software •These offerings focus on cross-selling within our existing customer base

Solution	Description	Features and Benefits

OMS	By using our OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located.
•Multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers
•Inventory shortage decrease and generates more consumer traffic and increased sales

Point of Sale and ERP	Software solutions for our customers’ in-store terminals where sales transactions occur. In the vast majority of cases, these solutions are integrated with our own ERP software. Solutions for more than 10 retail segments.
•Expertise in all processes and legislation linked to the specific retail segment in which our customers operate, seeking to adapt our POS profile to each customer
•Integrates many departments of a company, enabling the automation and storage of all business information
•Serves customers from the most varied retail verticals, such as clothing, footwear, accessories, food service, car dealerships, construction materials, department stores, among many others

Promo	Platform that facilitates the planning of promotions in a unified way, seeking to achieve the best results in each campaign, based on the needs of a retailer’s business.
•Helps to create promotions with diverse personalization criteria including: segmentation by audience, schedule, type of client, payment method, combos, birthdays, progressive discount vouchers and gifts

Reshop	Multichannel platform designed for complete campaign management that works seamlessly with the retailer’s POS capturing real-time data.	•Offers the best practices for the retailer to achieve a higher rate of sales satisfaction
Search and recommendation	Our search solution uses machine learning and proprietary algorithms that best fit the customer wishes.	•Ensure that customers find the products they desire through e-commerce channels •Impact click through rates, or CTR, conversion rates and revenues per session

Other

Solution	Description	Features and Benefits

Delivery Much
Delivery Much is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to Stone´s. Delivery Much generates more sales to restaurants using their consumer client base. We believe this is an opportunity to provide fairer prices and a high level of service for a segment that has been growing significantly.

•B2C app to choose, order and pay online for food delivery •API with restaurants ERPs/POS to make the operations easier on the delivery management.
Cappta
Cappta offers offline gateway, also called TEF, in which merchants can have efficiency gains and agility in the processes related to cash closing and conciliation of receivables as the payment’s system is directly integrated with goods and services sold in the store

•Avoids errors while conciliating receivables
•Decreases the time of cash closing
•Guarantees transactions’ information are sent to the acquirer with the best package of fees and services to the card’s scheme.

PinPag	PinPag is specialized in means of payments and offers with installments solutions for retailers.	•Reinforce the financial platform for retailers, especially car dealership management.
Our Sales and Distribution
We sell and distribute our solutions through different channels:
•Stone Hubs: We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. We have both proprietary hubs as well as franchise hubs:
◦Proprietary Stone Hub—We establish local operations and send highly trained Stone Agents and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled. Proprietary Stone Hubs currently represent the vast majority of our hub base and are our primary method of establishing new Stone Hubs. As of December 2021, we had over 450 operational proprietary Stone Hubs in Brazil.
◦Franchise Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans. As of December 2021, we had 224 franchised hubs throughout Brazil.
Our hubs are staffed by sales personnel that include:
◦Stone Agents—Our troops-on-the-ground sales team. This is a qualified team of young entrepreneurs who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to attend to their specific needs and react quickly to changes in each local market. Our Stone Agents are supported by an integrated technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.

◦District “Owners” and Hub “Owners”—Our regional sales leadership. This team is composed of highly trained and experienced former Stone Agents that are tasked with opening and managing new hub territories. Regional managers are supported extensively with daily performance indicators and tools provided by our technology platform and management to facilitate active interaction and support with their teams.
We have developed our method of training and supporting our sales personnel that we believe has directly increased our team’s results. Our Stone Agents receive extensive training in our company’s culture and operations during their onboarding process, and on an ongoing basis, to help reinforce our client-centric culture and high-performance standards. Our sales personnel have disciplined daily, weekly, and monthly touchpoints with their leaders, along with routine reporting, KPI reviews, and other core processes to help ensure they are equipped with the tools and support they need to maximize their effectiveness. In addition, our sales personnel are supported by direct marketing campaigns to help build brand awareness as we enter new markets.
•Integrated Sales and Distribution: We distribute our technology and solutions to digital merchants primarily through highly trained sales and technical personnel and software vendors that have expertise in business process engineering and product development for digital solutions. These include:
◦Special Services—Our highly specialized team of digital commerce experts. This team has a deep technical knowledge of our capabilities which enables them to target digital merchants, PSPs and marketplaces that we believe would most benefit from our digital commerce solutions. The Special Services team hosts initial discovery meetings with potential clients to understand their needs, and then meets with their technology developers and architects to design digital commerce solutions that meet the client’s needs. This team positions us as a trusted technology provider and a key business partner for our digital and integrated clients and helps promote loyalty and long-term value.
◦ISVs—Our technology distribution partners. ISVs develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. ISVs may also participate in a portion of the economics generated by payments processed through their software.
•Inbound Sales and Distribution: We also sell our solutions to brick-and-mortar and digital merchants through a similar, highly trained sales team that is centrally located and dedicated to fielding in-bound calls as a result of digital advertising campaigns and referrals resulting from networking effects of our clients within our hubs, as well as sales leads. This team can manage and onboard a new client in-house.
•Renda-extra channel: in 2021 we developed the Renda-extra channel, in which any person in Brazil that is registered in the channel can refer our TON solutions to merchants in the country in exchange for a commission for each POS offered to merchants. After the referral is made, the TON team is responsible for the support and logistics to deliver the POS to the client.
Besides the distribution capabilities mentioned above, we have the following specific distribution channels for our software solutions:
•Direct Channels: Our direct channels consist of business managers dedicated to our customer base (“farmers”) and business managers responsible for prospecting new clients (“hunters”). Our internal sales team is specialized in retail and is knowledgeable about the specialized needs of companies of different verticals and sizes and the various solutions we offer.
•Indirect Channels: Our indirect channels consist of independent sales agents. These sales channels allow us to be present in places where we do not have our own sales offices. Our independent sales agents are mostly exclusive distribution channels through which we acquire new customers and negotiate solutions in the regions where we operate. Our independent sales agents also carry out consulting services (implementation, installation, customization and training services) of our software solutions.
•Software investees distribution channels: We have invested in different software companies over time, each of which have their own distribution channel. We believe we can leverage those channels to cross-sell financial solutions into our software client base.

Customer Service and Support
We service and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated, and have enabled us to maintain high NPS levels. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:
•Client Relationship Team—This is a centralized, in-house customer relationship team largely consisting of technically trained agents trained in-house and equipped with the data, technology, and autonomy to resolve our clients’ needs. In the fourth quarter of 2021, 89% of the calls were answered within 20 seconds and 90% were rated as “excellent” by our clients according to our internal surveys.
•Client Retention Team—This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancellations, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.
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
•CRM AI Technology—We use a range of integrated systems, powered by the Stone Technology Platform and artificial intelligence, which empower our client relationship, client retention and Green Angel teams, and enable us to optimize our customer service and support functions. For example:
◦Celebro—This is a system that helps our client relationship, client retention and Green Angel teams manage service calls and access a 360-degree view of our clients through an integrated dashboard to view client sales, payments, logistics issues, activity history, registry data and more. This system integrates real-time data from our authorization and processing systems, salesforce management applications, and logistics management systems and can provide our personnel with the responses for a client’s particular service call issue.
◦The Professor—This is an AI-based system that provides predictive modeling of client behavior and activity. The system constantly gathers information from Celebro and other databases to understand our clients’ historical patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to upsell a new solution. Our customer service and support teams use The Professor to identify and resolve a client’s issues, sometimes even before the client is aware themselves, which can create a superior client experience, reinforce our client-centric positioning, and strengthen our relationship.
•Stone Self-Service Tools—We also offer a range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.
•Chatbot Team—This is a specialized, centralized and in-house team responsible for the development and operation of our chatbots. The first chatbot was designed to support TON's customer experience operation. The team's main goal is to deploy scalable, high quality digital support for our clients with 24/7 availability. It leverages NLU and NLP service providers with our CRM AI technology in order to build humanized conversation flows that can understand and solve our clients' requests and questions. The chatbot is a key piece of TON’s operational model, as it enables the customer support to scale up in high speed and low cost.

We believe the use of technology to support our customer service team and our focus on self-service tools provide us with scalable customer service operations, while maintaining the quality of our services.
Our Operations
We run and manage our operations with dedicated teams of specialized and experienced personnel that run various administrative, processing, and back-office functions. These enable us to serve, fulfill, and support our clients in a high-quality and efficient manner, and help us achieve operating efficiencies and minimize operating risks. These functions include:
•Client Onboarding—We have segregated teams dedicated to the onboarding of our financial platform and software platform. Our teams work closely with our sales personnel to provide a smooth and efficient transition from sales, to implementation and ongoing client services.
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
•Linx Support — Our support department aims to provide our customers with any support necessary for the continuity of their operations. Our call center is available seven days a week. In addition, we offer customer service and tracking via extranet.
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

Our Proprietary Technology
We bring together an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omni-channel commerce client experiences in a more secure, all-in-one environment. Our platform was developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs, and optimize our client support functions—all in a fully digital, fully integrated and holistic manner. Our platform is agile, reliable, and scalable with fast processing speeds and a broad range of capabilities that can be maintained and expanded relatively easily and cost-effectively. The advanced nature and flexibility of our platform enables us to provide a number of technologies and benefits, which we believe provides operating advantages, including the ability to:
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
Key Technology Components
Our technology is comprised of several integrated systems managed by our technology and product development teams, which had 3,599 team members as of December 31, 2021.
Some of the key components in our financial services front include: infrastructure, POS system, POS App Store, POS connectivity technology, processing system, network operations center, information and cybersecurity and product development.

Although we’ve been working to diversify over the time, we currently rely on a very limited number of suppliers to manufacture and assemble a significant amount of our POS devices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are dependent on a few manufacturers for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.”
In our software front, our main technology components comprise: enterprise resource planning (ERP); point of sale (POS); mobility; reconciliation; CRM; TEF and QR Gateway; e-commerce platform and its embedded solutions such as search and recommendation tools besides retargeting and reengaging; our omnichannel solution, called order management system (OMS), among others.
Our Competition
As we evolve our business model to a multi-product portfolio of solutions consisting of financial services and software, we face competition from different players, with competition intensity based on the solution, and with no single player competing with us on all product fronts at once.
For example, in our financial services business, we face competition mostly from a variety of payments providers, as well as banks (traditional and neobanks), that have significant financial resources and develop different kinds of services, including gateways, PSPs, other reconciliation providers, ERPs, banking services and credit operations. We may also face competition from fintechs that offer specific financial solutions.
In our software business, the market for retail management software in Brazil is highly fragmented. Most competitors are small software companies focused on specific niches, without the same breadth of solutions that we offer.
For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants, the use of our services could decline, reducing our revenues” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The payment processing industry is highly competitive, and we compete with certain firms that are larger and have greater financial resources that allows them to adopt a more aggressive pricing strategy. Such competition could adversely affect the growth of our transactions volume, reduce our revenues and impact our margins, business, financial condition and results of operations.”
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
In addition, Law 12,865 gave the Central Bank, in accordance with the guidelines set out by the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Law 12,865, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of CMN Resolution No. 4,282, Central Bank Circular No. 3,681, as amended, each of them dated as of November 4, 2013, Central Bank Resolutions No. 80 of March 25, 2021, No. 96 of May 19, 2021 and No. 150 of October 10, 2021, and other related rules and regulations.
Payment Schemes
A payment scheme, for Brazilian regulatory purposes, is the set of rules and procedures that governs payment services provided to the public, with direct access by its users (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme. The main features of payments schemes set out in the Brazilian regulation are the following:
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
•Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank. Limited-purpose payment schemes are those whose payment instruments are: (a) accepted only at the network of merchants pertaining to the same entity, even if not issued by it; or (b) accepted only at the network of merchants which have the same visual identity, such as franchisees and gas stations chains; (c) intended for the payment of specific public services, such as public transport and public telephone network; or (d) issued and accepted exclusively within the scope of a closed payment scheme and which are intended exclusively for payment of a specific type of product or service, of a restricted set of products or of services aimed at serving a certain economic activity or specialized markets.
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
On October 6, 2021 the Central Bank published Central Bank Resolution No. 150, which replaced Central Bank Circular 3,885/13 and consolidated the rules on payment schemes. Such Resolution now governs the provision of payment services within the scope of payment schemes that are part of the SPB and establishes new criteria for a payment scheme to be considered part of the SPB. Besides, Central Bank Resolution No. 150 strengthened the governance mechanism to which the payment schemes rules — as released by the payment scheme settlor — are subject to. It not only has expanded the list of themes that, in order to be amended, are subject to prior authorization from the Central Bank, but also determined that the requests for Central Bank’s approval shall be preceded by consultation to the participants of the payment scheme.

Payment Scheme Settlor
A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and functioning. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes. As mentioned above, Central Bank Resolution No. 150 strengthened the governance mechanism to which the payment schemes rules are subject to, therefore, payment scheme settlors shall observe them in order to maintain their payment schemes in compliance with the applicable regulation.
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
•Issuers of post-paid payment instruments (e.g., credit cards): These payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.
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
The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) promotion of financial inclusion; (iii) reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulation applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Central Bank Resolution No. 96 of May 19, 2021, classifies payment accounts into two types:
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
Our Regulatory Position
Three of our subsidiaries perform activities that are subject to Law No. 12,865 or Law No. 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone Instituição de Pagamento S.A., or Stone Instituição de Pagamento, Pagar.me Instituição de Pagamento S.A., or Pagar.me, and Stone Sociedade de Crédito Direto S.A., or Stone SCD. MNLT S.A. (formerly MNLT Soluções de Pagamento S.A., formerly Elavon), or EdB used to carry out activities subject to Law No. 12,865; however, it ceased its payment operation in February 2020. On November 5, 2021, MNLT applied for registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”) to become a category B public company (allowed to issue any securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates). As required by the applicable regulations, the four of them have submitted operational authorization requests before the Central Bank and CVM, as applicable, which current status follows below:
•Stone Instituição de Pagamento was granted a license to operate as a payment institution in the acquirer category on July 3, 2017, in the issuer of electronic currency category on April 24, 2018, in the issuer of post-paid payment instruments category on November 24, 2021 and in the payment initiation service provider category on October 28, 2021.
•EdB applied for registration to become a category B public company, aiming at being entitled to issue securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates, which was granted by the CVM on February 2, 2022.
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
Additionally, on October 20, 2020, one of our subsidiaries, TAG Tecnologia para o Sistema Financeiro S.A., received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, as per Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and its related rules and regulations. The effective date of the credit transactions guaranteed by card receivables legal framework was June 7, 2021.
Furthermore, as of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros is authorized by Susep within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. The Regulatory Sandbox is pursuant to Resolution No. 381/2020 of the Brazilian National Council of Private Insurance’s (CNSP), Circular No. 598/2020 of Susep and Electronic Edital No. 2/2020 of Susep. Following Susep’s authorization, we created a new company, Stone Seguros, which has been set up to offer insurance services to our customers. Stone Seguros, however, remains non-operational to this date.
Since their licenses to operate were granted by the Central Bank, Stone Instituição de Pagamento and Stone SCD have been in compliance with applicable payment and financial laws and regulations. Pagar.me is in a period of transition and adaptation to the payment laws and regulations, given that the request for authorization filed by Pagar.me with the Central Bank is still under review. In this sense, its policies and operational routines are being created and adapted, and changes that have been implemented in Stone Instituição de Pagamento for purposes of adapting to the payment rules will be replicated in Pagar.me.

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
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures under an intervention by the Central Bank and the out-of-court liquidation of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.). We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
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
•Direct Credit Corporation (sociedade de crédito direto – “SCD”): a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and
•Peer to Peer Lending Corporation (sociedade de empréstimo entre pessoas – “SEP”): a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform. Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 4,656 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.
As financial institutions, SCDs and SEPs, among other provisions: (i) are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by the Brazilian Usury Law; (ii) will have direct access to the Credit Risk Data System of the Central Bank (Sistema de Informação de Crédito – SCR) for credit purposes analysis; (iii) perform credit collection for third parties (and customers, in the case of SEPs); (iv) issue electronic currency and post-paid instruments, in accordance with applicable regulation; and (v) may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System (Sistema Financeiro Nacional – SFN), such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional — COSIF), administrative penalties for noncompliance, among others. In accordance with Resolution 4,656, once SCDs and SEPs have a simpler risk profile, these financial institutions may opt to fall into the “S5” segment to qualify for proportional enforcement of certain operational and prudential rules.
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
Seeking to provide greater legal certainty to this “new credit market” the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment.
The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency and post-paid instruments. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and also restricted from raising funds from the public, except for the issuance of shares.
Anti-Money Laundering and Terrorism Financing Rules
Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering (or “AML”), and terrorism financing (or “CFT”) rules. These rules require us to implement risk-based policies and internal procedures to identify and qualify clients, employees, suppliers and business partners (KYC, KYE, KYS and KYP, respectively), as well as to monitor and identify suspicious or atypical money-laundering transactions, which must be duly reported to the Financial Activities Control Council, or “COAF,” Brazil’s financial intelligence unit.
We comply with the applicable AML laws and regulations and we have implemented required policies and internal procedures to ensure compliance with such rules and regulations, including procedures to report suspicious or atypical activities money-laundering and suspected terrorism financing to COAF. Our employees are aware of and have been periodically trained regarding our policies and internal procedures, which is mandatorily complied with and supervised. The Brazilian AML law specifies the acts that may constitute money laundering crimes, which may subject the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.
The Brazilian AML law also sets forth business activities that are required to implement measures to monitor and prevent such crimes (which includes payment and financial institutions), subjecting those who do not comply therewith to warning, monetary fines and the revocation of the authorization to operate given by the competent regulators. Additionally, it created COAF, which has a key role in the Brazilian AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.

We have adopted the internal controls and procedures required by the Brazilian AML/CFT rules, which are focused on:
•identifying and qualifying our clients, suppliers, employees and business partners;
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
•applying special attention to (i) Politically Exposed Persons; (ii) unusual transactions or proposed transactions with no apparent economic or legal basis; (iii) clients and transactions for which the UBO cannot be identified; and (iv) situations in which it is not possible to keep the clients’ identification records duly updated;
•offering AML-CFT training for employees;
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
On October 1, 2020 the new regulation enacted by the Central Bank with regards to AML/CFT policies came into force. In summary, the new regulation comprises (i) the Central Bank’s Circular No. 3,978, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People); and (ii) the Central Bank’s Circular Letter No. 4.001/20, which sets forth a list of operations and situations that may constitute money laundering and terrorism financing. By the end of 2020, the Central Bank required certain adjustments in our AML-CFT to fully comply with the new guidelines. We are continuously reviewing our AML-CFT program to identify improvement opportunities, and expect to conclude the adjustments required by the Central Bank to fully comply with the new guidelines in 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.
E-Commerce, Data Protection, Consumer Protection and Taxes.
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Until September 2020 Internet activities in Brazil were mainly regulated by Law No. 12,965/14. On September 18, 2020, came into force Law No. 13,709 (Lei Geral de Proteção de Dados, or the “LGPD”), which unified and complemented legal provisions that governed personal data in Brazil so far by replacing or supplementing certain regulations and provisions and creating new ones. The new law provides for the processing of personal data, including by digital means, with the purpose of protecting the fundamental rights of freedom and privacy and the free development of the personality of the natural person. One important change brought by the LGPD is the establishment of nine legal bases other than consent upon which personal data may be legally processed, except when it comes to the limitations related to sensitive personal data, in which cases such legal bases do not apply. Despite LGPD came into force in September 2020, only in August 2021 the sanctions provided for therein became applicable.

This legislative innovation brought new obligations and liabilities to all natural persons or a legal entity either public or private law that processes the personal data of people in Brazil, regardless of where that business or organization itself might be located. It is worth noting that, since the LGPD is a new law and in spite of being fully in force, many of its provisions have not yet been construed and clarified in a conclusive way by the National Data Protection Authority (“ANPD”), which is entitled to enact sublegal regulation.
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
Customer accounts on our digital platform are subject to the LGPD and bank secrecy law (Complementary Law No. 105/01 and Article 17 of the CMN’s Resolution No. 4,282/13). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.
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
Data Privacy and Protection
The LGPD establishes general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Unauthorized disclosure, sharing, destruction or modification of personal data for any reason (i.e., cybersecurity breaches, computer viruses or otherwise disruption of our services) can expose us to liability, protracted and costly litigation and damage our reputation.

Moreover, the LGPD created a new authority responsible for supervising and enforcing the new law, the ANPD, whose members were appointed in October 2020. The ANPD is an administrative body, connected to the Cabinet of the Presidency, with technical autonomy, but no financial and budgetary autonomy. According to the LGPD, the ANPD have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others. All legal entities will be required to conform their data processing activities to these new rules. A comprehensive data mapping of our personal data flows and the review of internal and external documents and procedures are examples of adaptations required for compliance with the LGPD.
In relation to the LGPD, we have implemented and continuously improve our processes to ensure compliance with its provisions. However, the foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.
Intellectual Property
Most of our services are based on proprietary software and related payment systems solutions. We rely on a combination of copyrights laws (which includes the Law No. 9,610/1998 and Law No. 9,609/1998, related to softwares), trademarks and trade secret laws (specifically Law No. 9,279/1996, the industrial property law of Brazil), as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our Intellectual Property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.
As of March 2021, we owned more than 800 trademarks over five countries, including “Stone,” “Linx,” “Cappta,” “Ton,” “Pagar.me,” “Equals,” “Buy4,” “Napse,” and others, as well as more than 50 trademarks applications before authorities pending in Brazil, Argentina and Canada.
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the Latin America and the United States and elsewhere, including “stone.com.br,” “collact.com.br,” “pagar.me,” “linx.com.br,” “napse.global” “cappta.com.br,” “equals.com.br,” “stone.co,” “taginfraestrutura.com.br” and “investors.stone.co.”
We have material contracts with Visa and Mastercard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 (as amended from time to time), between Visa do Brasil Empreendimentos Ltda. and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) sets forth the general terms and conditions under which Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) acts as a merchant acquiring principal participant for Visa in Brazil and provides Stone Instituição de Pagamento S.A.(formerly Stone Pagamentos S.A.) with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of December 21, 2015 and as amended from time to time, between MasterCard International Incorporated and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) sets forth the general terms and conditions under which Mastercard grants Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including Mastercard, Cirrus and Maestro branded marks) in Brazil in connection with Stone Instituição de Pagamento’S.A. (formerly Stone Pagamentos S.A.) issuing and acquiring activities. No consideration is due to Mastercard under this agreement.

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
Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934 (“Section 13(r)”), we are obliged to disclose if, during 2021, we or any of our affiliates have knowingly engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Disclosure is required even where the activities, transactions or dealings are conducted outside the US by non-US affiliates in compliance with applicable law, and whether or not the activities are sanctionable under US law.
On December 22, 2021, one of Stone Instituição de Pagamento’s clients was listed by OFAC under Executive Order 13224. We have promptly ceased any relationship with such client and have timely blocked his account with Stone Instituição de Pagamento S.A. In the meanwhile between the moment the client was listed by OFAC and the termination of the relationship, the client processed transactions amounting to approximately R$26,000.00 using Stone Instituição de Pagamento’s account, and R$1,720.00 using Stone Instituição de Pagamento’ acquiring solution. Stone Instituição de Pagamento’s revenues and profits attributable to this activity were negligible relative to Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) overall revenues and profits.
C.    Organizational structure
We are an exempted company with limited liability incorporated on March 11, 2014 under the laws of the Cayman Islands, with the legal name DLP Payments Holding Ltd. (later changed to StoneCo Ltd.). Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our operational hubs are located in São Paulo, at Av. Doutora Ruth Cardoso, No. 7.221, Edifício Birmann 21, Pinheiros, São Paulo/SP, Postal Code 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. Our telephone number at this address is +55 (11) 99324-0605. Also, investor relations team can be contacted at investors@stone.co.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.

We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our corporate structure as of December 31, 2021 is set forth below:

StoneCo Ltd. (Cayman)
53,05%
StoneCo CI Ltd. (Cayman) (5)
100%
DLP Capital LLC (USA)
4,99%
Banco Inter (Brazil)
100%
STNE Part. em Tecnologia (Brazil)
100%
STNE Participações (Brazil)
100%
Stone Instituição de Pagamento (Brazil) (3)
43,83%
Vitta (Brazil) (2)
51,56%
100%
TAG (Brazil)
100%
Pagar.me (Brazil)
100%
MNLT (Brazil)
100%
Stone SCD (Brazil)
100%
PDCA (Brazil)
15 other subsidiaries, including software companies (1)
100%
Linx (Brazil) (4)
50%
Questor (Brazil)
50%
VHSYS (Brazil)
100%
Stone Seguros (Brazil)
100%
Equals (Brazil)

(1)	For more details on the subsidiaries, please refer to Item 2 – Group Information on the Notes to consolidated financial statements.
(2)
4.61% of Vitta Tecnologia em Saúde S.A. (“Vitta”) shares are treasury shares. Therefore, Vitta and its subsidiaries Vitta Corretora de Seguros Ltda., Vitta Serviços em Saúde S.A. and Vitta Saúde Administradora de Benefícios Ltda. can be deemed to be 100% owned by us. Please see Note 2—Group Information to our financial statements for more details.

(3)	Formerly “Stone Pagamentos S.A.” We changed our corporate name due to Resolution No. 80/2021 of Brazilian Central Bank.
(4)	17 other subsidiaries, including software companies. Please see Note 2—Group Information to our financial statements for more details.
(5)
46.95% of StoneCo CI are held by CreditInfo Group HF. In addition, through the investment in StoneCo CI, the Company holds 53.05% interest in Creditinfo Jamaica Ltd., Creditinfo Guyana Inc. and Creditadvice Barbados Ltda. (our wholly owned subsidiary). Please see Note 2—Group Information to our financial statements for more details.

D.    Property, plants and equipment
Properties
Our registered office is located in 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands, Cayman Islands, and is under a lease that expires in 2023. Our operational hub located in São Paulo, which includes product development, sales, marketing, and business operations, has changed its address, as of September 2021, due to the acquisition of Linx S.A and is now located at Av. Doutora Ruth Cardoso, No. 7.221, Edifício Birmann 21, Pinheiros, São Paulo/SP, under two lease agreements, entered into by Linx S.A. and Linx Sistemas e Consultoria Ltda. In Rio de Janeiro, our office is located at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil and includes part of our business activities, including customer relations and technology development, under leases that expire in 2029. Our three offices jointly consist of approximately 30,960 square feet of space. In accordance with our business strategy, as of December 31, 2021, we had approximately 450 operational proprietary Stone Hubs operating in Brazil. We believe that our facilities are sufficient for our current needs.
Additionally, as of December 31, 2021, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.
Many of our operational, sales, and administrative facilities, including our operational headquarters and hubs, are held pursuant to lease agreements. The term of our leases for our facilities in Rio de Janeiro is greater than five years, and may be renewed with landlord consent or by filing a renewal lawsuit. We may be required to vacate these facilities upon request of the landlord if we are not able to reach an agreement to renew our leases or the terms of any renewals are unfavorable.
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

A.    Operating results
Overview
We are a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses. We have developed a strong client-centric culture that seeks to delight our clients rather than simply provide them with a solution or service. To achieve this, we have created a proprietary, go-to-market approach, which enabled us to control the client experience and ensure that interactions were provided by our people or our technology. This has enabled us to gain significant traction in only eight years since the launch of our service. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank to operate as a Merchant Acquirer Payments Institution. In 2021, we continued to be ranked as the largest independent merchant acquirer in Brazil and the fourth largest based on total volume according to data from public sources. However, we have evolved our business to offer different solutions to our clients that go beyond payments. Today, our business is divided in two main fronts: (i) Financial Services, where we aim to be the best financial operating system for Brazilian merchants and (ii) Software, where we aim to be the best workflow tool for Brazilian merchants and help them to sell more through multiple channels.
We served over 1,766,100 active payments clients in Brazil as of December 31, 2021, including digital and brick-and-mortar merchants of all sizes and types, although our focus is primarily on targeting the approximately 13.5 million micro, small and medium-sized businesses, or MSMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional banks and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. In addition to our reach in payments, we have achieved 491,500 banking active clients and 29,200 insurance clients as of December 31, 2021. Our credit solution is currently on pause but expected to be relaunched in 2022 as it is an important solution to our merchants. In software, we have acquired different companies over the last couple of years, including POS/ERP solutions among different verticals, engagement tools & CRM solutions, among others. In 2021, we concluded the acquisition of Linx, the leading retail software management company in Brazil. With that, we currently have 199,700 clients with a software solution offered by us.
The following is a summary of our key operational and financial highlights:
•We generated R$4,823.8 million of total revenue and income in the year ended December 31, 2021, compared with R$3,319.8 million of total revenue and income in 2020, representing annual growth of 45.3%. In 2020, we generated R$3,319.8 million of total revenue and income, compared with R$2,576.0 million of total revenue and income in 2019, representing annual growth of 28.9%.
•We generated net loss of R$1,377.3 million and adjusted net income of R$203.3 million in the year ended December 31, 2021, compared with net income of R$837.5 million and adjusted net income of R$958.2 million in the year ended December 31, 2020. In 2020, we generated net income of R$837.5 million and adjusted net income of R$958.2 million, compared with a net income of R$804.2 million and adjusted net income of R$857.1 million in 2019. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$275.4 billion in 2021, compared with R$209.9 billion in 2020, representing annual growth of 31.2%. In 2019, we processed TPV of R$209.9 billion, compared with R$129.1 billion in 2018 representing annual growth of 62.6%.
•We served approximately 1,766,100 active clients as of December 31, 2021, compared with approximately 774,500 as of December 31, 2020, representing annual growth of 128.0%. As of December 31, 2020, we served approximately 774,500 active clients, compared with approximately 506,000 as of December 31, 2019, representing annual growth of 53.1%.
•Total subscribed software clients reached 199,700 in 2021, compared with 125,300 in 2020, representing an annual growth of 59.4%.

Significant Factors Affecting our Results of Operations
Financial Services
Total Payments Volume and Processing Fees
We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:
•Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV will also grow. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 13.5 million MSMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its Payments market, particularly among MSMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall Payments markets in Brazil.
•Growth of our active client base. Growth of our active clients is driven by (i) growth in the number of MSMB clients both online and offline, resulting from the expansion of our distribution channels, marketing efforts and penetration of new solutions and (ii) growth in the number of platform services clients.
•Our quarterly TPV grew 38.2% (54.5% excluding Coronavoucher volumes) from R$64.4 billion for the quarter ended December 31, 2020 to R$89.0 billion for the quarter ended December 31, 2021, with MSMB TPV growing 87.0% (or 89.4% excluding Coronavoucher), while key accounts (comprised of platform services and sub-acquirers) TPV decreased 22.4% (or -0.8% excluding Coronavoucher) as we deprioritize sub-acquirers, who have a more volatile nature and lower contribution to bottom line. Our number of active payments clients expanded 128.0% over the same period, from approximately 774,500 active clients as of December 31, 2020 to approximately 1,766,100 active clients as of December 31, 2021, as shown in the graphs below.
A significant part of our total revenue and income is generated through fees we charge for providing end-to-end processing services, which include the authorization, capture, transmission, processing and settlement of transactions. In the case of e-commerce merchants, we may additionally charge a fixed fee per transaction to provide gateway services.
The fees we charge our clients for processing services are subject to a variety of external factors such as competition, interchange and assessment fees and other macroeconomic factors, such as interest rates, inflation, among others.

Interchange and assessment fees
Our revenue from processing services is mainly composed of the net merchant discount rate, or net MDR, which is a commission withheld by us from the transaction value paid to the merchant. Our net revenue from MDR is defined as the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes. Interchange fees are set by the payment schemes according to certain variables, including the type of card product (e.g., credit vs. debit), merchant segment, type of card (e.g., standard, gold, premium, business, others), transaction type (e.g., online vs. POS terminal) and the origin of the card (international vs. domestic). Assessment fees are charged per transaction by the payment scheme settlors, such as Visa and Mastercard, to cover the cost of providing access to their payment network.
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
On March 26, 2018, the Central Bank issued a ruling whereby the interchange fees on debit cards will be subject to a cap of up to 0.8% on debit transactions, effective October 2018 (except for e-commerce transactions). Furthermore, debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume. Before this ruling, no such cap existed. More recently, on October 08, 2021, Central Bank launched Public Consultation No. 89, which contains a proposal to modify Central Bank Circular No. 3,887 of March 26, 2018, currently in force, in order to subject the interchange fees applicable to transactions based on both debit and pre-paid instruments to a 0.5% cap.
For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry, which may result in changes in the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on the Company.”
Growth of financial services recurring revenue from our active client base
In addition to total revenue and income driven by payment processing, we also generate revenues from fixed monthly subscription fees paid by our active client base in our financial services business. These fees include mainly POS rental.
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

We can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate from the client. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales. We may also generate additional revenues within our active client base by activating banking solutions. We expect that, by executing this strategy, we will increase the lifetime value of our active client base and leverage our distribution capabilities to increase penetration of our solutions at minimal incremental costs. We temporarily stopped offering the credit solution for new clients since July 2021, and we expect to relaunch it in 2022.
Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments and credit to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, Fundo de Investimento em Direitos Creditórios (Fund for Investment in Credit Rights) or FIDCs that exclusively buy these receivables, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net” and note 17 of our audited consolidated financial statements. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDCs on attractive terms. See “Item 4. Information on the Company—B. Business overview—Our Solutions—Grow Our Clients’ Businesses.”
Other Financial Services Solutions
We leverage our active client base and distribution capabilities to upsell other financial services solutions that we develop. We offer our clients a digital banking solution, which includes a free-of-charge account that is provided for our payment clients once onboarded. With the account, clients are entitled to a series of money-in and money-out functionalities available in our platform, including wire transfers, payment of payment slips (boletos), PIX, receiving funds from their sales, among others. In addition, clients can ask for pre-paid cards, from which TPV we charge interchange rates. We also collect yield on clients’ outstanding balance in their digital accounts.
We also offer clients insurance solutions, which are currently comprised of store, life (regular and whole life) and health, for which we act as a broker, charging a fee.
Software
Growth of software recurring revenue
We derive the majority of our software revenues from recurring revenues related to the payment of fixed monthly subscription for the use of our solutions. These fees are charged for providing different combinations of integrated service and solutions offerings to support our clients’ businesses, depending on their specific needs and can include, among others, reconciliation solutions, business automation solutions and an ecosystem of software solutions as they are developed or acquired.
These increases in these revenues are derived mostly from changes in the average ticket charged per client and the variation in the number of stores and clients served.

Overall
Complement Solutions Offerings through Acquisition and Investment Activity
We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Future selective and software acquisitions will likely remain an important part of our competitive strategy in order to enhance our portfolio of offerings. Since January 1, 2016, we have made several acquisitions and minority investments. The majority of these have been of businesses or technologies which have strengthened our solutions offerings. In addition, our acquisition of Elavon do Brasil Soluções de Pagamento S.A., or EdB, on April 22, 2016 allowed us to expand our TPV and number of active clients, thereby increasing total revenue and income. Our acquisition of Linx, concluded on July 1, 2021 enabled us to become the leading retail software management company in Brazil, which we believe allows us to diversify our revenues between software and financial services solutions, and to work towards revenues that are more recurring in nature.
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
In connection with the acquisitions we made over our history, we recorded amortization expense for the years ended December 31, 2021, 2020 and 2019 of R$89.1 million, R$17.2 million and R$17.2 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, as a result of the application of the acquisition method.
Investments in our operation
Whenever we decide to make stronger investments for growth in our operation, which may include investments in our distribution capabilities, marketing, technology, new financial services and software solutions, among others, we may see temporary impacts in our financial results, such as lower margins, which may be accompanied by higher growth rates in our operation.
Economies of scale resulting from our Technology Platform
Our technology platform allows us to grow our volumes and increase the number of active clients while reducing marginal operational costs.
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

	For the Year Ended December 31,
	2021	2020	2019

Real growth (contraction) in gross domestic product	4.60%	(4.10)%	1.10%
Inflation (IGP-M)(1)	17.80%	23.14%	7.30%
Inflation (IPCA)(2)	10.06%	4.52%	4.31%
Long-term interest rates—TJLP (average)(3)	4.80%	4.87%	6.20%
CDI interest rate (4)	4.50%	2.75%	5.94%
Period-end exchange rate—reais per US$1.00	R$5.58	R$5.19	R$4.03
Average exchange rate—reais per US$1.00(5)	R$5.40	R$5.16	R$3.95
Appreciation (depreciation) of the real vs. US$ in the period(6)	(7.40)%	(22.44)%	(3.90)%
Unemployment rate(7)	11.10%	13.50%	11.90%

Source: FGV, IBGE, Central Bank and B3.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.
Interest rate
Interest rates have an effect on our ability to generate revenue and directly affect our cost of funds. Higher interest rates can lead to decreases in private consumption, negatively impacting our TPV. They can also lead to increased cost of funds as most of our third-party funding is linked to the country’s interest base rate. Usually, when there is an increase in interest rates, and thus, in funding costs, there is a lag in time until we are able to pass on price increases to clients, negatively impacting our margins. On the other hand, when interest rates go down, we have an immediate benefit from higher spreads, which increase our margins.
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

Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, debts, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2021, 2020 and 2019, we had a net foreign currency gain (loss) of R$8.5 million, R$8.0 million and R$8.5 million, respectively.
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
The COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of some of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV, the revenue we generate from our clients, and in some cases, their ability to repay credit loans they had taken with us. Furthermore, a substantial part of our employees are working remotely.
In response to COVID-19, the Brazilian government distributed financial aid, referred to as “Coronavoucher,” targeting the most vulnerable members of the population consisting primarily of autonomous and informal workers and people without income, to help them through the crisis. As an acquirer, we take part in Coronavoucher transactions mainly through our integrated partners, thereby favorably impacting our transaction volumes. We transacted R$30.7 billion in Coronavoucher for the year ended on December 31, 2020 and R$3.4 billion in 2021. Many stores were also obliged to close down physically during the pandemic resulting in increased demand for online channels. However, while we have benefited as a result of such consumer spending trends, there can be no assurance that such trends will continue or that the levels of total revenue that we generate from Coronavoucher transactions and our online business will continue.
The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgments used in preparing our financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.
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
Linx Transaction
On November 17, 2020, Linx S.A. (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”) that holds our software investments business and Linx, a leading provider of retail management software in Brazil. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to us in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level 1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 1, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share, totaling R$6.7 billion.
The Linx Transaction was conditioned upon, among other things: (i) the effectiveness by the SEC of Stone’s registration of statement on Form F-4 in respect of its StoneCo Class A Common Shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx Shareholder transaction approval meeting of the Linx Transaction, authorization for STNE Par to not list in the Novo Mercado, and exemption to STNE Par to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE Par shareholder of the Linx Transaction and of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A shares, as described above, at a shareholders meeting of STNE Par.

Regarding condition (i) above, the SEC declared Stone’s Form F-4 effective on October 5, 2020. Regarding condition (ii), on March 19, 2021, the Brazilian antitrust authority (CADE) published a decision approving the Linx Transaction and imposing no restrictions; and on June 16, 2021, CADE´s Tribunal, by unanimous decision, denied the appeals against the relevant technical opinion from CADE´s General Superintendence, and, consequently, approved the Linx Transaction without restrictions. On condition (iii) above, Linx’s shareholders voted in favor of the Linx Transaction and each necessary approval in support thereof on November 17, 2020 at the Linx Shareholder transaction approval meeting. Further, on condition (iv) above, STNE Par’s shareholders have also approved, on November 17, 2020 at the STNE Par’s Shareholders’ Meeting, the Linx Transaction and redemption of the preferred shares, subject to the fulfillment of all conditions precedent. As a result, the parties mutually agreed that all conditions precedent for closing the Linx Transaction had been satisfied, making it, therefore, final. The Linx Transaction was concluded on July 1, 2021.
Transaction with Banco Inter
In May 2021, we signed a definitive investment agreement with Banco Inter (“Banco Inter”), a leading and fast-growing digital bank in Brazil, whereby we would invest up to R$2.5 billion in new shares to be issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Banco Inter Investment”). The Banco Inter Investment was implemented in June 2021 through a follow-on public offering conducted by Banco Inter, whereby we acquired 85,904,674 common shares and 42,726,032 preferred shares, corresponding to 4.99% of Banco Inter’s capital stock. As part of the Banco Inter Investment, we acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the board of directors of Banco Inter with one seat out of nine.
Transaction with Reclame Aqui.
On February 17, 2022 we acquired 50% of equity interest on Reclame Aqui for R$224.0 million. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
We will also have the right to join the Board of Directors of Reclame Aqui with two seats out of four, to appoint the Chief financial officer and has a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of such entity, which can be exercised between January 1, 2027 and July 30, 2027. The acquisition under evaluation for business combination rules.
The agreement with selling shareholders provides contingent consideration linked to net revenue performance related to 2023 and 2025 fiscal years. The amount of contingent consideration is limited to R$145.5 million. We are still evaluating this amount, in connection with the acquiree projections, to compose the consideration paid amount.
Funding for our credit solution
In January 2021, we completed the issuance of R$580 million in FIDC (Fundo de Investimento em Direitos Creditórios) SOMA III quotas, raising R$493 million in third-party capital for our credit solution for SMBs in Brazil, with half of the volumes received in December 2020 and the other half in January 2021. In the fourth quarter of 2021 we liquidated our senior and mezzanine quotas from FIDC, as we temporarily paused credit disbursements starting July 2021.
The FIDC SOMA III was structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while we held the subordinated quotas. The senior quotas reached R$348 million with a brAAA rating and yield of CDI (basic interest rate) + 4% per year. The mezzanine quotas reached R$145 million with a brBBB rating and yield of CDI + 7% per year. The subordinated quotas held by StoneCo Exclusivo FIC FIM totaled R$87 million.

In May 2021, we completed the issuance of R$400 million in FIDC (Fundo de Investimento em Direitos Creditórios) SOMA IV quotas, raising R$340 million in third-party capital for our credit solution for SMBs in Brazil. In the fourth quarter of 2021, we liquidated FIDC SOMA IV, as we temporarily paused credit disbursements since July 2021.
The FIDC SOMA IV was structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while we held the subordinated quotas. The senior quotas reached R$240 million with a brAAA rating and yield of CDI (basic interest rate) + 3.25% per year. The mezzanine quotas reached R$100 million with a brBBB rating and yield of CDI + 5% per year. The subordinated quotas held by StoneCo Exclusivo FIC FIM totaled R$60 million.

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
Payments transaction using Pix shall be validated by the relevant institutions within 34 seconds and subsequently liquidated within 40 seconds, through a centralized payment infrastructure developed by the Central Bank, denominated Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos or “SPI”) and implemented by Central Bank Circular No. 3,985, dated as of February 18, 2020, currently under Central Bank Resolution No. 195, dated as of March 3, 2022.
All financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) are required to participate in Pix and the SPI. The participation by other financial and payment institutions that operate client accounts by the National Treasury Secretariat is optional. We enable our clients to accept Pix through our point-of-sale (POS) devices and execute and receive Pix transactions through our integrated financial platform. We also offer solutions that enable Pix integration into our clients POS/ERP.
Central Bank Resolution No. 1 also creates the Pix Forum, which is a permanent advisory committee that aims to make recommendations to the Central Bank in respect of the rules and procedures that govern the operation of the Pix System. The Pix Forum consists of: (i) participants in the Pix System, individually or through representative national associations; (ii) providers and potential providers of information technology services, as provided in Central Bank Circular No. 3,970, of November 28, 2019, and subsequent regulations; (iii) paying and receiving users, through representative national associations; and (iv) clearing houses and providers of clearing and settlement services that offer liquidity provision mechanisms within the scope of the Pix System.
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
Besides, on October 1, 2020, the Central Bank issued (i) Central Bank Resolution No. 19, which provides for the collection of client fees for the provision of services in the Pix system, as well as for the initiation of payment transactions; and (ii) Central Bank Resolution No. 20 (currently Central Bank Resolution No. 175), which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI.
On October 29, 2020, the Central Bank issued Resolution No. 30, which amends Central Bank Resolution No. 1 to include new functionalities in the Pix regulations. Among these new functionalities is the Pix Cobrança, through which merchants, suppliers, service providers and other entrepreneurs can issue a QR Code to make instant payments, in points of sale or e-commerce, for example, or collections due on a future date. Another functionality is Pix Agendado, through which users can schedule transactions. The new rule also provides that financial and payment institutions that wish to provide the integration services to receiving users must adopt an application programming interface (API) standardized by the Central Bank, among other updates to the Pix regulations.

As Pix gained scale in 2021, concerns about security during the usage of this payment method also increased. To address these, Central Bank Resolution No. 142, dated of September 23, 2021, implemented mandatory frauds records and reports prepared by financial and payment institutions and established nighttime limits, by which the user can only make transactions limited to R$1,000.00 between 8 p.m. and 6 a.m., as a general rule, and a special devolution mechanism to request return of funds in case of frauds and other scenarios was created (“Mecanismo Especial de Devolução”).
The Pix’s ecosystem is in constant evolution. As the number of transactions and users grows – there were more than 117 million active users in December 2021, which correspond to almost 55% of Brazilian population, Central Bank is planning to incorporate more functionalities to this payment method. On November 29, 2021, Central Bank released two features related to cash withdrawal with Pix – Pix Saque and Pix Troco, which enable users to withdraw cash from any accredited merchant participating in the system, a role traditionally played by ATMs. Therefore, we are always keeping up with new rules and building new functionalities with the regulator and its stakeholders with the aim to offer the best payment services for our clients.
Open Banking
Open Banking consists of standardized sharing of data, products and services by financial institutions and other institutions authorized to operate by the Central Bank, at the customer’s discretion. Therefore, integration of information system is a key element to Open Banking’s proper functioning. Open Banking is considered by the Central Bank as an important tool for innovation in the financial market, making the banking sector more efficient and competitive.
The Open Banking system model being implemented in Brazil will enable to share, upon client’s authorization, (i) data on products and services, (ii) customer record data and (iii) customer transaction data. In this context, institutions authorized to operate by the Central Bank that choose to participate in Open Banking must share the information listed above with other participating institutions, and membership will be mandatory for financial institutions belonging to the segments 1 and 2, according to Central Bank Resolution No. 4,553, dated as of January 30, 2017, and, in relation to the sharing of payment transaction initiation services, for account provider institutions and payment initiation service providers (PISPs).
On May 4, 2020, the CMN and the Central Bank enacted the Joint Resolution No. 1 and the Central Bank issued Central Bank Circular No. 4,015 to regulate the scope of services and data protection of the Open Banking system. The implementation of Open Banking will be gradual, conducted in four phases, as follows:
a)    Phase 1: sharing of public data belonging to participating institutions on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions. This phase is also called “open data;”
b)    Phase 2: sharing of customer reference data and customer transactional data among the participating institutions upon customer’s consent;
c)    Phase 3: sharing of payment initiation services, as well as forwarding credit transaction proposals; and
d)    Phase 4: expansion of in-scope data to encompass foreign exchange, acquiring, investment, insurance, and open-end private pension transactions. This phase is also called “open finance.”
Technological and security standards, in turn, must be established by the participating entities, under the supervision of the Central Bank, responsible for ensuring that access to the Open Banking environment is non-discriminatory and represents all segments of the industry. Therefore, a governance structure was created: at first, in transitory way; in the future, it will be turned into a legal entity.
The transitory governance structure, pursuant to Central Bank Circular No. 4,032, dated as of June 23, 2020, is composed by technical groups of discussion, a secretariat and a deliberative council, and conducts debates about application programming interfaces (APIs), technological infrastructure, communication, compliance, fraud prevention, security, technical specifications and many other subjects. Financial and payments market associations have joined the governance structure to contribute and build a diverse ecosystem, promoting competition and innovation. All the decisions made by this governance structure are submitted to Central Bank’s review.

Brazilian’s Open Finance ecosystem is one of the biggest in the world, since it aims to share both individuals and legal entities data, as well as payment and credit services. Furthermore, the scope of data also includes foreign exchange, acquiring, investment, insurance, and open-ended private pension transactions. Moreover, Brazil also has Open Insurance, a similar initiative in progress, made by Superintendência de Seguros Privados (SUSEP), Brazilian Regulator on the insurance market.
The APIs are being built and implemented gradually, and a lot of adjustments and corrections are being made to enable data and services sharing. Payment and financial institutions are engaged in making the ecosystem prosper, although still facing challenges to establish a truly interoperable ecosystem. Thus, Open Banking in Brazil is not available for all the customers yet, but current market expectations are that gradual releases will be made in 2022 and 2023.
Improvement of Foreign Exchange Regulations
In order to improve foreign exchange regulations in the context of technological innovations and new business models related to international payments and transfers, and as a result of the Public Consultation No. 79 launched by the Central Bank, on September 1, 2020, CMN enacted Resolution No. 4,942 and Central Bank enacted Resolution No. 137, both of September 9, 2021, and Central Bank Resolution No. 148, of September 29, 2021.
The improvements considered recent developments related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework.
The new regulatory framework expands competition in the segment of remittances, provide better services and facilitate the execution of these transactions. It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market.
In this sense, the proposal includes the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to US$100,000.00 per transaction, if the applicable requirements are fulfilled; and (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market.
The new regulation also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases. The provider of such services would now be referred to in the exchange regulations by the term eFX.
Registration of Card Receivables
On June 27, 2019, a more robust legal framework for card receivables was enacted underneath CMN Resolution 4,734 and the Central Bank Circular 3,952. As a result of these regulations, card receivables due by acquirers to merchants are subject to registration at trade repositories (entidades registradoras), which aim to facilitate: (i) acquirers to anticipate card receivables originated by other acquirers, and (ii) such card receivables to be used as collateral in credit transactions.
Although the above mentioned regulations were initially expected to fully come into effect on August 3, 2020, this date has been postponed by the Central Bank on different occasions, coming into effect on June 7, 2021.
We intend to explore this opportunity both commercially (through StoneCo) and technologically (through one of our subsidiaries, TAG Tecnologia para o Sistema Financeiro S.A.). In this context, TAG, which was authorized by the Central Bank to operate card receivables registration system on October 20, 2020, became operational by June 7, 2021, when it started to render services of card receivables registration.
Since the entry into force of such rules, the operating trade repositories have been facing operational challenges to comply with the regulation. Problems still persist, mainly regarding interoperability between the registration systems, but are subject of constant interactions amongst the trade repositories and the market participants and scrutiny by the Central Bank.

Notwithstanding, we believe this regulation will increase our addressable market for both prepayment and credit solutions, while bringing transparency and more efficiency to the financial market.
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
Net revenue from transaction activities and other services
Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit and debit cards, meal vouchers, payment slips (boletos) and other APMs. Our net revenue from transaction activities and other services consists mainly of net MDR, which is a commission withheld by us that is discounted from the transaction values paid to the merchant, and/or other per-transaction commissions for providing gateway services. We also recognize revenues from transactional services related to our banking operation, revenues related to membership fees, and revenues from registration of receivables. We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 3.14 of our audited financial statements. License fees paid to payment schemes are included in the cost of services as discussed below.Our net MDR revenue is recognized net of interchange fees retained by card issuers, assessment fees charged by payment schemes and deductions. Such deductions consist primarily of the applicable Brazilian sales taxes and social security contributions: service tax (Imposto sobre Serviços, or ISS); contributions to the Brazilian government’s Social Integration Program (Programa de Integração Social, or PIS); and contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social, or COFINS). We are required to collect each of the above-mentioned taxes and contributions on our transaction activities and other services.
In the event of a chargeback, the net revenues associated with such transactions are deducted from net revenue from transaction activities and other services. Losses from chargebacks resulting from billing disputes are included in the cost of services as discussed below.
Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment, monthly fees charged for the use of our software solutions and other solutions or services, such as reconciliation solutions, business automation, fees charged for continuous technology support, helpdesk services, software hosting services, support teams and connectivity services, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the contractual lease term.The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.
Financial income
Financial income is generated by our working capital and credit solutions, and consists of fees charged for the prepayment of our clients’ receivables from credit card transactions and from our credit operations. In addition, it also includes yield on liquid securities on which we invest cash from client deposits of our digital banking.

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
Financial income also includes the results from our credit solution legacy portfolio (pre-July 2021) which is accounted for at fair value and factors in expected delinquency rates. From July 2021 onwards, all new disbursements are accounted for under the accrual methodology.
Other financial income
Our other financial income consists principally of interest generated by funds held in interest-bearing bank accounts and by deposits we are required to make by the Brazilian courts, known as judicial deposits, which are legal reserves as security for any damages or settlements we may be required to pay as a result of litigation.
Cost of services
Our cost of services include transaction costs, depreciation and amortization, costs to deploy merchant equipment, personnel expenses related to customer service, technology, operations, logistics and other, payment scheme license fees, losses from chargebacks, provisions for credit losses (as we start to account for credit portfolio in the accrual methodology) and other costs. For further information on these costs, see note 24 to our audited consolidated financial statements.
•Transaction costs consist of amounts related to processing, data center and cloud costs, telecommunications costs related to leased terminals and wire transfer costs and other transactional costs related to our banking operations.
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
•Provisions for credit losses consist of provisions for losses related to our credit operation once we resume disbursements. Provisions for expected losses on our upcoming credit operations will be accounted for as cost of services in our financial statements, unlike previous disbursements, as provisions used to be deducted directly from revenues as they were accounted for under the fair value methodology.

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
•The portion of our third-party services expenses include (i) fees paid for professional services, including legal, tax and accounting services, (ii) expenses associated with annual and quarterly reporting, investor relations, register and transfer agent fees, incremental insurance costs, and accounting and legal services and also (iii) expenses associated with the Linx Transaction, mostly related to legal and advisory services.
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
Financial expenses, net
Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers either to commercial banks or capital market structures, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the cost of swaps relating to our foreign currency borrowings and (v) bank services fees.

To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by card issuers to certain banks, (ii) capital raised by securitizing or encumbering the receivables owed to us by card issuers and credit operations through FIDCs, debentures or other capital markets structures, (iii) through our general third-party borrowings and (iv) with our own capital. In 2017, we set up two Brazilian special purpose investment funds, FIDC AR I and FIDC AR II. In 2020, we set up two additional Brazilian special purpose investment funds, FIDC AR III to purchase and hold receivables from card issuers and FIDC SOMA III to purchase and hold credit operations, through which we have raised capital to finance our working capital solutions. In 2021, we raised an additional credit FIDC, SOMA IV. As of the date of this report, FIDC AR I, FIDC AR II and FIDC SOMA IV have been liquidated. These FIDCs are controlled by us, and have raised capital by issuing senior and/or mezzanine quotas to outside investors, who receive a return on these investments. For further information regarding these FIDCs, see note 17 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Note on the impact of different funding sources in our operating and financing cash flows.”
All of our bank borrowings and senior and/or mezzanine quota holder obligations in FIDCs as of December 31, 2021, 2020 and 2019 were denominated in Brazilian reais, except for the issuance of our inaugural bonds in June 2021.
Mark-to-market on equity securities designated at FVPL
Mark-to-market on equity securities designated at FVPL relates to mark-to-market gains or losses from our investment in Banco Inter.
Other operating expenses, net
Other operating expenses, net consist mainly of share-based payments, contingencies, donations and miscellaneous income and/or expense items.
Share-based awards in connection with our initial public offering and follow-on offering
In September 2018, we granted new awards of restricted share units (RSUs) and stock options. In addition, we converted all outstanding Phantom Shares to RSU awards. These awards are equity settled, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. We granted 5,396,454 awards (including pursuant to the Phantom Share conversion), and, after giving effect to the acceleration of certain awards in connection with our initial public offering to allow recipients to participate in our initial public offering, such awards have the following aggregate vesting schedule: approximately 6% vested at the initial public offering, approximately 9% will vest in four years, approximately 18% will vest in five years, approximately 21% will vest in seven years, and approximately 46% will vest in 10 years. The aggregate share-based compensation expense associated with such RSU and stock option awards will be recognized over the vesting periods described above. We incurred R$67 million and R$121 million of share-based compensation expense (including taxes and social charges) associated with these awards vesting in the fiscal years ending December 31, 2021 and December 31, 2020, respectively. As the award is part of a one-off share-based payment pool related to our initial public offering, all incurred future share-based compensation expenses associated with such share pool will be adjusted in our calculation of adjusted net income.
Loss on investment in associates
Loss on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.
Income tax and social contributions
Current income tax and social contribution tax on net profits
The current corporate income tax (“CIT”) is calculated, basically, at a joint nominal Brazilian rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20 thousand per month; and (ii) social contribution tax on net income at a 9% rate applicable to nonfinancial institutions.

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
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law 11,196/05 (“Lei do Bem”), which enable us to reduce the CIT base. For the effective tax rate reconciliation, see note 10 of our audited consolidated financial statements.
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	1,626.90	1,144.10	482.80	42.2%
Net revenue from subscription services and equipment rental	1,071.90	388.00	683.90	176.3%
Financial income	1,877.70	1,647.00	230.70	14.0%
Other financial income	247.30	140.70	106.60	75.8%
Total revenue and income	4,823.80	3,319.80	1,504.00	45.3%
Cost of services	(1,713.80)	(769.90)	(943.90)	122.6%
Administrative expenses	(813.30)	(392.50)	(420.80)	107.2%
Selling expenses	(1,012.60)	(505.90)	(506.70)	100.2%
Mark-to-market on equity securities designated at FVPL	(1,264.20)	—	(1,264.20)	100.0%
Financial expenses, net	(1,269.10)	(339.80)	(929.30)	273.5%
Other operating expenses, net	(185.90)	(177.10)	(8.80)	5.0%
Loss on investment in associates	(10.40)	(6.90)	(3.50)	50.7%
Profit (loss) before income taxes	(1,445.50)	1,127.70	(2,573.20)	(228.2)%
Income tax and social contribution	68.20	(290.20)	358.40	(123.5)%
Profit (loss) for the year	(1,377.30)	837.50	(2,214.80)	(264.5)%
Profit (loss) for the year
Attributable to owners of the parent	(1,358.80)	854.10	(2,212.90)	(259.1)%
Attributable to non-controlling interests	(18.50)	(16.60)	(1.90)	11.4%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	(4.40)	2.95	(7.35)	(249.2)%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	(4.40)	2.91	(7.31)	(251.2)%

TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
TPV (in billions)	275.40	209.90	65.60	31.2%
Active clients (in thousands)*	1,766.10	774.50	991.60	128.0%

*	We have changed our active clients methodology to include our clients under the TON brand
As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2021, both in TPV and active clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses), in line with our strategy.
Total revenue and income
Total revenue and income was R$4,823.8 million for the year ended December 31, 2021, an increase of R$1,504 million or 45.3% from R$3,319.8 million for the year ended December 31, 2020. Total revenue and income growth in 2021 was driven primarily by (i) strong growth in MSMBs (micro, small and medium-sized businesses), with MSMB TPV growing 79.4% year over year, mostly a result of strong net addition of clients and (ii) the consolidation of Linx, which added R$532.6 million to 2021 revenues and despite (iii) our credit product being on pause.

	For the Year Ended December 31,
	2021	2020	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

Net revenue from transaction activities and other services	1,626.9	1,144.1	482.8	42.2%
Net revenue from subscription services and equipment rental	1,071.9	388.0	683.9	176.3%
Financial income	1,877.7	1,647.0	230.7	14.0%
Other financial income	247.3	140.7	106.6	75.8%
Total revenue and income	4,823.8	3,319.8	1,504.0	45.3%
Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$1,626.9 million for the year ended December 31, 2021 an increase of R$482.8 million or 42.2% from R$1,144.1 million for the year ended December 31, 2020. This increase was primarily attributable to (i) 51.8% year over year consolidated TPV growth excluding Coronavoucher volumes; (ii) new revenue streams, including banking and TAG, our registry services; (iii) higher revenue from TON, including its membership fee and (iv) the consolidation of Linx, which added R$61.0 million to our Net Revenue from Linx Transaction activities and other services.
Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$1,071.9 million for the year ended December 31, 2021, an increase of R$683.9 million or 176.3% from R$388.0 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the consolidation of Linx, which added R$457.3 million to our net revenue from subscription services and equipment rental, (ii) a higher SMB active client base and (iii) contribution from our software solutions, (iv) partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription exemptions.

Financial income. Financial income for the year ended December 31, 2021 was R$1,877.7 million, an increase of R$230.7 million or 14.0% from R$1,647.0 million for the year ended December 31, 2020, primarily attributable to (i) higher prepaid volumes and (ii) higher floating revenue from our banking outstanding volumes. These effects were partially offset by a R$767.4 million lower revenue from our credit operation, as a result of negative fair value adjustments in our portfolio in the first and second quarters of 2021. These adjustments are mostly a result of higher levels of NPLs and lower expectations regarding recovery of non-performing clients. Although we recognized that our underwriting capabilities and collection process still had to evolve given the early stage of our credit solution, we believe that the malfunctioning of the providers of registry of receivables services has played an important role in the poorer-than-expected results, as it has enabled merchants to shift transactions to other acquiring services that in practice by-passed the collateral guarantees they had given to us. The demand from merchants, especially those more affected by lockdowns, to by-pass the “lock” of receivables met the supply of temporary alternatives by opportunistic acquirers and sub-acquirers in the market. Given that, we decided to (i) temporarily stop disbursing credit, and (ii) make a significant downward adjustment on the fair value of our portfolio.
Revenue from our credit solution legacy portfolio (pre-July 2021) is accounted for at fair value and factors in expected delinquency and recovery rates. From July 2021 onwards, all new disbursements will be accounted for under the accrual methodology.
Other financial income. Other financial income was R$247.3 million for the year ended December 31, 2021, an increase of R$106.6 million or 75.8% from R$140.7 million from the year ended December 31, 2020, mainly due to the higher interest base rate in the country, which resulted in higher yields on our cash and equivalents and short-term investments, in addition to higher average cash balance.
Cost of services
Cost of services for the year ended December 31, 2021 was R$1,713.8 million, an increase of R$943.9 million, or 122.6%, from R$769.9 million for the year ended December 31, 2020. Cost of services as a percentage of total revenue and income was 35.5% for the year ended December 31, 2021, 12.3 percentage points higher than the 23.2% reported in the year ended December 31, 2020. The increase in our cost of services was primarily driven by (i) Linx acquisition, which contributed with R$304.5 million to costs of services, (ii) investments in TAG, which amounted to R$126.5 million in the year, compared with R$3.8 million in 2020 and higher expenses with cloud, (iii) higher investments in technology, customer support and logistics; (iv) higher depreciation and amortization costs, as we continue to expand our client base, (v) higher expenses with general third-party software, (vi) higher provision and losses and (vii) the increase in the unit cost of chargebacks.
Administrative expenses
Administrative expenses for the year ended December 31, 2021 were R$813.3 million, an increase of R$420.8 million or 107.2% from R$392.5 million for the year ended December 31, 2020. Administrative expenses as a percentage of total revenue and income were 16.9% for the year ended December 31, 2021, 5.0 percentage points higher than the 11.8% reported for the year ended December 31, 2020. The increase in our administrative expenses was primarily driven by (i) the Linx acquisition, which added R$134.3 million in administrative expenses, (ii) higher personnel expenses, (iii) fees paid to advisors relative to M&A, totaling R$73.4 million and (iv) higher amortization of fair value adjustments on intangible assets related to acquisitions.
Selling expenses
Selling expenses were R$1,012.6 million for the year ended December 31, 2021, an increase of R$506.7 million or 100.1% from R$505.9 million for the year ended December 31, 2020, primarily attributable to (i) higher marketing investments, for both Stone and TON products and (ii) investments in salespeople, mostly related to hubs expansion.

Financial expenses, net
Financial expenses, net were R$1,269.1 million for the year ended December 31, 2021, an increase of R$929.3 million from R$339.8 million for year ended December 31, 2020. This increase was mainly due to (i) the higher interest base rate in Brazil over the period, which increased from 2.0% in 2020 to 9.25% in 2021, (ii) higher outstanding volumes of prepayment, (iii) a capital structure to fund the prepayment business with a higher percentage of third-party capital compared to own capital, (iv) the financial expenses related to our bond, which totaled R$118.6 million in the period and (v) R$89.7 million interest expense arising from the sale of receivables in the fourth quarter to our new R$2.2 billion FIDC (FIDC VI), which, differently from our previous FIDCs, is not consolidated in our balance sheet and, therefore, has its interest recognized immediately upfront as a true sale as opposed to being accrued over time. As we assigned longer duration receivables to this fund, the result was a higher-than-usual impact in the fourth quarter.
Mark-to-market adjustments on equity securities designated at FVPL
Mark-to-market losses on equity securities designated at FVPL were R$1,264.2 million in the year ended December 31, 2021, related to the Banco Inter Investment. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Transaction with Banco Inter” for additional information on Banco Inter.
Other operating expenses, net
Other operating expenses, net were R$185.9 million for the year ended December 31, 2021, an increase of R$8.8 million or 5.0% from R$177.1 million for the year ended December 31, 2020. This is mainly related to (i) higher provisions for POS losses, (ii) fair value adjustments of call options related to associates and (iii) higher labor contingencies and tax claims, partially offset by (i) lower share-based expenses mainly related to the tax and social charges provisions in relation to the depreciation of our shares year over year and (ii) lower donations in 2021 compared to our donations to causes related to the COVID-19 pandemic in 2020.
Loss on investment in associates
Losses on investments in associates for the year ended December 31, 2021 were R$10.4 million, or a change of R$3.5 million from R$6.9 million for the year ended December 31, 2020.
Profit before income taxes
Loss before income taxes was R$1,445.5 million for the year ended December 31, 2021, a variation of R$2,573.2 million compared with a profit before income taxes of R$1,127.7 million of profit before income taxes for the year ended December 31, 2020.
Income tax and social contribution
Income tax and social contribution was positive R$68.2 million for the year ended December 31, 2021, compared with an expense of R$290.2 million for the year ended December 31, 2020. The main effect are the losses originated from mark-to-market of our investment in Banco Inter, that do not generate tax credits, besides the losses related to credit portfolio, that reduced our net income.
For further information about our income taxes, see note 10 to our audited consolidated financial statements.
Net income (loss) for the year
Net loss was R$1,377.3 million for the year ended December 31, 2021 compared with a net income of R$837.5 million for the year ended December 31, 2020. The main factors that contributed to the contraction in net income were: the mark-to-market effect related to our investment in Banco Inter, which amounted to R$1,264.2 million, R$929.3 million higher financial expenses, net and R$767.4 million lower contribution from credit revenue year over year. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

Adjusted net income
Adjusted net income was R$203.3 million for the year ended December 31, 2021 a decrease of R$754.9 million from R$958.2 million for the year ended December 31, 2020. The main factors that contributed to the contraction in adjusted net income were (i) higher financial expenses, explained by the factors mentioned above in relation to our financial expenses, (ii) R$767.4 million lower contribution from credit revenue year over year and (iii) higher investments in the growth of our operation and new businesses, including hiring of salespeople, investments in the development of different financial solutions beyond payments, investments in software solutions that are not yet in a mature stage, marketing investments, investments in technology, investments in our registry business, TAG, among others.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2020 and 2019.

	For the Year Ended December 31,
	2020	2019	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
Statement of profit or loss data:
Net revenue from transaction activities and other services	1,144.1	770.3	373.8	48.5%
Net revenue from subscription services and equipment rental	388.0	331.6	56.4	17.0%
Financial income	1,647.0	1,287.8	359.2	27.9%
Other financial income	140.7	186.4	(45.7)	(24.5)%
Total revenue and income	3,319.8	2,576.0	743.7	28.9%
Cost of services	(769.9)	(427.0)	(342.9)	80.3%
Administrative expenses	(392.5)	(285.8)	(106.7)	37.3%
Selling expenses	(505.9)	(360.6)	(145.3)	40.3%
Financial expenses, net	(339.8)	(353.5)	13.7	(3.9)%
Other operating expenses, net	(177.1)	(57.7)	(119.4)	206.9%
Loss on investment in associates	(6.9)	(0.8)	(6.1)	762.5%
Profit (loss) before income taxes	1,127.7	1,090.7	37.0	3.4%
Income tax and social contribution	(290.2)	(286.5)	(3.7)	1.3%
Profit (loss) for the year	837.4	804.2	33.3	4.1%
Profit (loss) for the year
Attributable to owners of the parent	854.1	803.2	50.9	6.3%
Attributable to non-controlling interests	(16.6)	1.0	(17.6)	n.m.
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.95	R$2.90	R$0.05	1.7%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	R$2.91	R$2.85	R$0.06	2.1%
TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Variation (R$)	Variation (%)
	R$ millions, except amounts per share
TPV (in billions)	209.9	129.1	80.8	62.6%
Active clients (in thousands)*	652.6	480.9	171.7	35.7%

*	In our 2020 reporting, we did not consider TON clients in our reported numbers. Therefore, this numbers differ from the current reported numbers.

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
Total revenue and income
Total revenue and income was R$3,319.8 million for the year ended December 31, 2020, an increase of R$743.9 million or 28.9% from R$2,576.0 million for the year ended December 31, 2019. Total revenue and income growth in 2020 was driven primarily by the 62.6% higher TPV year over year, partially compensated by a lower year over year take rate, mostly as a result of (i) Coronavoucher volumes, which have lower take rates, (ii) lower interest base rate in the country, impacting prepayment prices from larger accounts and (iii) different impacts related to COVID-19 pandemic.

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
Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$388.0 million for the year ended December 31, 2020, an increase of R$56.5 million or 17.0% from R$331.6 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in the number of active SMB clients, partially offset by lower average subscription per client, which is mainly a result of additional new-client subscription incentives
Financial income. Financial income for the year ended December 31, 2020 was R$1,647.0 million, an increase of R$359.3 million or 27.9% from R$1,287.8 million for the year ended December 31, 2019, primarily attributable to the 62.6% growth in TPV year over year, combined with the evolution of our credit offering. These effects were partially offset by a higher proportion of debit over credit as a result of COVID-19 effects in the economy, as well as lower prepayment prices, especially in large clients, as a result of the lower interest base rate in the country.
Other financial income. Other financial income was R$140.7 million for the year ended December 31, 2020, a decrease of R$45.7 million from the year ended December 31, 2019, mainly due to the lower interest base rate, which resulted in lower yields on our cash balance and short-term investments, even after considering the cash raised in our follow on offering in August, which amounted to US$1.5 billion.
Cost of services
Cost of services for the year ended December 31, 2020 was R$769.9 million, an increase of R$343.0 million, or 80.3%, from R$427.0 million for the year ended December 31, 2019. Cost of services as a percentage of total revenue and income was 23.2% for the year ended December 31, 2020, 6.6p.p higher than the 16.6% reported in the year ended December 31, 2019. The increase in our cost of services was primarily driven by (i) higher provisions and losses (not including provisions for delinquency related to our credit product); (ii) investment in technology and customer service personnel, including severance costs; (iii) higher card brand fees, mainly due to a one-time fine from a card scheme in the amount of R$14.0 million related to the non-usage of a specific product called 3DS; and (iv) higher depreciation and amortization expenses.

Administrative expenses
Administrative expenses for the year ended December 31, 2020 were R$392.5 million, an increase of R$106.7 million or 37.3% from R$285.8 million for the year ended December 31, 2020. Administrative expenses as a percentage of total revenue and income were 11.8% for the year ended December 31, 2020, 0.7p.p. higher than the 11.1% reported for the year ended December 31, 2019. The increase in our administrative expenses was primarily driven by (i) higher third-party services, including advisory and legal services hired in the context of the Linx Transaction and (ii) higher personnel expenses. These effects were partially offset by lower travel expenses as a result of remote working and travel restrictions related to the COVID-19 pandemic.
Selling expenses
Selling expenses were R$505.9 million for the year ended December 31, 2020, an increase of R$145.3 million or 40.3% from R$360.6 million for the year ended December 31, 2019, primarily attributable to an increase in personnel expenses due to higher average headcount in the sales team in 2020 compared to 2019 and higher investments in marketing campaigns, mostly in TON.
Financial expenses, net
Financial expenses, net were R$339.8 million for the year ended December 31, 2020, a decrease of R$13.7 million from R$353.5 million for year ended December 31, 2019. This decrease was mainly due to (i) lower cost of funds as a result of the lower interest base rate in Brazil, (ii) higher use of own cash to fund the prepayment operation and (iii) increased efficiency, which more than compensated the higher prepaid volumes in the year.
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
Loss on investment in associates
Losses on investments in associates for the year ended December 31, 2020 were R$6.9 million, or a change of R$6.1 million from R$0.8 million for the year ended December 31, 2019.
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
Net income for the year
Net income was R$837.5 million for the year ended December 31, 2020 an increase of R$33.3 million from a net income of R$804.2 million for the year ended December 31, 2019. The main factors that contributed to the growth in net income were: (i) an increase in total revenue and income, primarily due to higher TPV and our focus on growing our base of SMB merchants, combined with the evolution of our credit offering; and (ii) reduced cost of funds, as a result of the lower interest base rate in the country, higher efficiency and an increase in the use of own cash to fund our prepayment operation. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.

Adjusted net income
Adjusted net income was R$958.2 million for the year ended December 31, 2020, an increase of R$101.1 from R$857.1 million for the year ended December 31, 2019. The main factors that contributed to the growth in adjusted net income were the same mentioned above.
B.    Liquidity and capital resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
Liquidity
Our sources of liquidity have primarily been derived from our: (i) sale of our receivables from card issuers to commercial banks, (ii) sale of receivables to SPVs and FIDCs, (iii) bank borrowings and (iv) capital contributions and cash flows from operations. Our primary capital needs related to funding include: (i) funding our working capital and credit solutions to clients; (ii) purchase of POS equipment; (iii) investment in product development; and (iv) selective acquisitions. We believe our current working capital is sufficient for our present requirements.
The following table is a summary of the generation and use of cash in the years ended December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021	2020	2019
	R$ millions
Liquidity and Capital Resources:
Cash and cash equivalents	4,495.6	2,447.0	968.3
Net cash provided / (used) in operating activities	3,606.9	56.5	(2,651.8)
Net cash used in investing activities	(2,977.2)	(5,809.0)	(437.6)
Net cash provided by financing activities	1,419.4	7,216.2	3,757.9
Foreign exchange in cash equivalents	(0.5)	15.0	1.8
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5 to our audited consolidated financial statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$3,231.5 million as of December 31, 2021, R$8,128.1 million as of December 31, 2020 and R$2,937.0 million as of December 31, 2019. For more information, see note 6 to our audited consolidated financial statements.
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
Cash Flows
Our net cash provided by (used in) operating activities has consisted of profit (loss) for the period adjusted for certain non-cash items including depreciation and amortization, share-based payments expense, other financial costs and foreign exchange, net, deferred income tax expense, loss on disposal of assets, mark-to-market effect from our investment in Banco Inter, among other non-cash items, as well as changes in our operating assets and liabilities and the cash amounts of income taxes and social contributions that we pay and net interest income that we receive during the period.

Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.
Our net cash provided by (used in) financing activities has consisted of proceeds from capital contributions, amounts we raised from senior and mezzanine FIDC quota holders, the net amount of proceeds from borrowings and amortization of debt and finance leases, repurchases of our own shares and acquisitions of Non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Indebtedness and FIDC Senior Quota Holder Obligations.”
Note on the impact of different funding sources for prepayment on our cash flow statement
A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operation, we predominantly use one of the following sources of funding: (i) the sale of our receivables from card issuers to third-parties, including banks, financial institutions or other vehicles not controlled by us (ii) the issuance of senior and/or mezzanine quotas by FIDCs that we control and therefore consolidate (iii) the issuance of debentures and private loans or (iv) by deploying our own capital from capital contributions or cash flows from operations. These funding options lead to different effects on our balance sheet and statement of cash flows:
(i)     Sale of receivables: the sale of receivables results in the derecognition of our Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from our balance sheet in the same amount and the combined effect to our cash flows is a positive operational cash flow equivalent to our net fees earned by providing such prepayment service.
(ii)    Issuance of FIDC senior and/or mezzanine quotas: when we launch a new FIDC that we control in order to raise capital and therefore consolidate, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on our balance sheet as cash and as a liability to senior and/or mezzanine quota holders. We then transfer our receivables from card issuers from our operating subsidiary to the FIDC and use the cash to fund our prepayment operations. As a result of consolidating the FIDC in our financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on our consolidated balance sheet. This set of transactions generates a positive impact on our cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.
(iii)    Debentures and private loans: when we issue a debenture or takes a private loan, the effect on our balance sheet and statement of cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.
(iv)    Deployment of our own capital: when we use our own capital to fund prepayment operations, we do not sell our receivables from card issuers and they remain on our balance sheet. However, our Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on our cash flow from operations.
Note on the impact of different funding sources for our credit solution in the financial statements
Besides the prepayment operation, we have recently started to offer credit solutions to clients, which also require funding (although we temporarily stopped offering the credit solution for new clients since July 2021, and we expect to relaunch it in 2022). In addition to the deployment of own capital, the sale of loan assets and the issuance of FIDCs, debentures and private loans mentioned above we may enter into bilateral agreements with third-party financial institutions: we may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for our clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and we would recognize a fee for rendering services related to the transaction. This was the alternative we opted for during its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

Net cash provided by (used in) operating activities
For the year ended December 31, 2021, net cash provided by operating activities was R$3,606.9 million, primarily as a result of:
•Net loss of R$1,377.3 million combined with non-cash expenses consisting primarily of fair value adjustments in financial instruments of R$2,570.4 million, and depreciation and amortization of R$507.4 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2021 was R$2,562.7 million, resulting in R$1,185.3 million net income adjusted by non-cash items.
•Net cash from changes in working capital, arising from changes in operating assets and liabilities,totaled an inflow of R$2,421.6 million, principally due to: (i) an increase in the balance of accounts payable to clients, which led to a R$4,276.3 million inflow, mainly driven by the growth in TPV; partially compensated by (ii) an increase in the balance of accounts receivable from card issuers, which led to a R$2,993.4 million outflow, also related to the higher TPV, but partially compensated by a higher sale of receivables to commercial banks compared to other sources of funding.
•In addition, amounts received from interest income of R$1,578.9 million, income tax and social contribution paid of R$128.2 million, and interest paid of R$299.7 million generated a net inflow of R$1,151.0 million.
For the year ended December 31, 2020, net cash provided by operating activities was R$56.5 million, primarily as a result of:
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

Net cash provided by (used in) investing activities
Net cash used in investing activities for the year ended December 31, 2021 was R$2,977.2 million, compared with R$5,809.0 million of net cash used in investing activities for the year ended December 31, 2020. Net cash used in investing activities for the year ended December 31, 2021 was mainly driven by (i) R$2,480.0 million in acquisition of equity securities related to our investment in Banco Inter and (ii) capital expenditures of R$1,298.7 million, as we decided to make advance purchases of POS terminals, de-risking 2022 growth amid uncertainty with supply chain and microchip shortage. In the year ended December 31, 2021, we also had a cash inflow of R$5,371.0 million from proceeds from short-term investments, from which R$4,737.4 million were used in the acquisition of subsidiaries, mainly our acquisition of Linx.
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
Net cash provided by financing activities
Net cash provided by financing activities in the year ended December 31, 2021 was R$1,419.4 million, compared with net cash provided by financing activities of R$7,216.2 million for the year ended December 31, 2020. Net cash provided by financing activities was mainly driven by R$2,181.1 million in proceeds from borrowings, net of repayments, which includes our inaugural bond and CCBs (Bank Credit Notes) raised. See “Item 5. Operation and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and FIDC Quota Holder Obligations.” This was partially offset by R$988.8 million in repurchase of our own shares. Other effects contributed with a R$227.2 million positive effect, mostly from the flip of Grupo Globo’s ownership in our micro-merchant business TON to the StoneCo level. We have prepaid R$230.5 million of marketing expenses in 1Q21, which was fully funded by cash received from Grupo Globo amid the flip of Grupo Globo’s ownership mentioned above. The prepaid marketing amount was cash neutral to Stone but the cash received from Grupo Globo was accounted for as “Net Cash Provided by/(used in) Financing Activities.”
Net cash provided by financing activities in the year ended December 31, 2020 was R$7,216.2 million, compared to net cash provided by financing activities of R$3,757.9 million for the year ended December 31, 2019. Net cash provided by financing activities was mainly driven by the proceeds from follow-on of R$7,832.6 million.

Indebtedness and FIDC Quota Holder Obligations
As of December 31, 2021, we had outstanding debt and FIDC quota holder obligations in the aggregate amount of R$8,362.4 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2021 and 2020:

	Average annual interest rate %	Maturity	Current portion	Non-current portion	At December 31, 2021 Amount (R$ million)	At December 31, 2020 Amount (R$ million)

Obligations to FIDC AR quota holders (i)	106.0% of CDI Rate(1) / CDI Rate(1) + 1.50%	Jun/21, Aug/23	1,273.7	932.4	2,206.0	4,114.3
Obligations to FIDC TAPSO quota holders (ii)	CDI Rate(1) + 1.80%	Mar/21	21.1	—	21.1	20.5
Obligations to FIDC SOMA quota holders (iii)	CDI Rate* + 4.0% / CDI Rate* + 7.0%	—	—	—	—	239.8
Obligations to FIDC quota holders			1,294.8	932.4	2,227.1	4,374.6
Leases (iv)	105.7% - 151.8% of CDI Rate*	Jan/22 - Jun/29	66.5	—	273.5	174.9
Bonds (v)	CDI Rate* + 3.15%	Jun/28	4.6	—	2,764.6	—
Bank borrowings (vi)	CDI Rate(1) + 0.68% / CDI Rate(1) + 1.20%	Jan/21 - Mar/21	2,108.1	206.9	2,697.6	390.8
Loans with private entities (vii)	109.8% of CDI Rate*	Sep/21	399.5	2,760.0	—	745.1
Debentures (viii)	101.4% of CDI Rate(1)	Jul/22	—	589.5	399.5	398.4
Current portion of debt			2,578.7	3,556.4	6,135.2	1,709.2
Total Debt			3,873.5	4,488.8	8,362.3	6,083.8

(1)
“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2021 was 4.42% (2020 – 2.76%).

(i)
Obligations to FIDC AR quota holders
In June 2019, the third series of FIDC AR II senior quotas was issued, with an amount of up to R$1,620.0 million, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest was made every six months. After this period, the amortization of the principal and the payment of interest was made monthly. The benchmark return rate is 106.0% of the CDI rate.
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$2,500.0 million, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest was made every three months. After this period, the amortization of the principal and the payment of interest was made every three months. The benchmark return rate is CDI + 1.5% per year.
Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II (liquidated in 2021).

(ii)
Obligations to FIDC TAPSO quota holders
In October 2019, we raised a total of R$20.0 million, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 we amended the agreement to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.
In March 2021, we negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.80% per year.
In March 2022, we negotiated an amendment to postpone the payment date of the principal to March 2023 and the benchmark return remained as of March 2021 (as above).

(iii)
Obligations to FIDC SOMA quota holders
In December 2020, we completed the issuance of R$580.0 million of FIDC SOMA III quotas senior and mezzanine, raising R$493.0 million in third-party capital for its credit solution, of which R$246.5 million were received in 2020 (R$239.2 million net of the offering transaction costs, which would be amortized over the course of the series) and R$246.5 million (with a monetary restatement of R$1.4 million) were received in the first quarter of 2021. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while StoneCo Exclusivo FIC FIM holds the subordinated quotas. The senior quotas reached R$348.0 million with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$145.0 million and the benchmark return rate is CDI + 7.0% per year.
The total issuance of SOMA IV to third party investors was R$340.0 million (R$336.2 million net of the offering transaction costs, which would be amortized over the course of the series).
In the fourth quarter of 2021, we redeemed senior and mezzanine quotas of SOMA III and we liquidated SOMA IV.

(iv)
Leases
We have lease contracts for various items of offices, vehicles and software in its operations. Our obligations under its leases are secured by the lessor’s title to the leased assets. Generally, we are restricted from assigning and subleasing the leased assets.

(v)
Bonds
In June 2021, we issued our inaugural dollar bonds, raising US$500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$2,510.4 million (R$2,477.4 million net of the offering transaction costs, which will be amortized over the course of the debt). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.”

(vi)
Bank borrowings
During 2020 and 2021 we increased our options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity, which is between three to eighteen months. The proceeds of these loans were used mainly for the prepayment of receivables. As of December 31, 2021, the outstanding was R$2,697.6 million.

(vii)
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
In 2021, loans with private entities that were collateralized by financial assets were settled through the definitive transfer of the risks and rewards of ownership related financial assets. Therefore, both the financial liability and the related financial asset, recognized in “Accounts receivable from card issuers,” were written off in the statement of financial position.

(vii)
Debentures
On June 12, 2019 Stone Instituição de Pagamento (formerly Stone Pagamentos) approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$400.0 million, received between June and July, maturing in 2022. The Debentures are secured by Stone Instituição de Pagamento’ (formerly Stone Pagamentos) accounts receivable from card issuers and bear interest at a rate of 101.4% of the CDI rate.

Bilateral loan facilities
In addition to own capital and receivable rights securitization, we fund our capital needs through bilateral loan facilities. In 2021, we entered into several bilateral loans indexed to the Brazilian real. As of December 31, 2021, we had R$ 2,697.6 million outstanding under such loan agreements.
As of December 31, 2021, we had approximately R$3,280 million of unused borrowing capacity under uncommitted revolving credit lines we have entered into with commercial banks. For further information on our financing activities, see note 17 to our audited consolidated financial statements.
Issuance of Inaugural Bonds
On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes, issued in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. The principal amount of the bonds is payable on June 16, 2028 (the maturity date). The bonds accrue interest at 3.95%, payable semi-annually in arrears on June 16 and December 16, commencing on December 16, 2021.
Capital Expenditures
Capital expenditures comprise purchases of intangible assets and property and equipment.
In the year ended December 31, 2021, we made capital expenditures of R$1,298.7 million. Of these, R$1,083.0 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$215.7 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.
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
We estimate that our capital expenditures for 2022 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.

Off-balance sheet arrangements
As part of our ongoing business, we have agreements to sell accounts receivables from card issuers with multiple counterparts (banks, conduits, FIDCs, etc) in a mix of both spot and committed basis. Under such agreements, we sell our accounts receivables on a fully non-recourse basis and pass to our counterparts all the risks and benefits of such assets. The future cash flow is paid directly from escrow agents to our counterparts and therefore we de-recognize such assets from our balance sheet.
Contractual obligations
Our contractual obligations at December 31, 2021 were as follows:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Debt and FIDC quota holder obligations	9,981	4,320	1,900	836	2,925
Leases(2)	181	48	69	25	39
Total	10,162	4,368	1,969	861	2,964

(1)	Amounts refer to contractual undiscounted cash flows.
(2)	Consists of office leases, software leases and lease and insurance costs for motorcycles used by our Green Angels.
C.    Research and development, patents, and licenses, etc.
Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omni-channel commerce client experiences in a more secure, all-in-one environment, that is developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs and franchisees, and optimize our client support functions—all in a fully digital, fully integrated, and holistic manner.
D.    Trend information
The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

E.    Critical Accounting Estimates
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
Consolidation of structured entities
We consider the FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO and Retail Renda Fixa to be structured entities as defined by IFRS 10. Our participation in each of them is stated as follows:

	Subordinated quotas – held by us	Senior and/or mezzanine quotas – held by third parties

FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC TAPSO II	100% of the total outstanding quotas	None
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	100% of the total outstanding quotas	None

Single class of quotas

FIC FIM STONECO	100% held by us
Retail Renda Fixa	100% held by us
The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities. As sole holders of the subordinated quotas, we are entitled to the full residual value of the entities, if any, and thus we have the rights to their variable returns. In 2021, the structured entities FIDC SOMA IV and Santander Moving Tech RF Referenciado DI CP FI were closed.
In accordance with IFRS 10, we concluded we control FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. For further information, see note 17 to our audited consolidated financial statements.
Financial Assets
Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them.
We recognize an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. We apply a simplified approach in calculating ECLs, therefore, we do not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For financial instruments classified at FVPL when the fair values cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.
For further information, including sensitivity analysis see note 27 to our consolidated financial statements.
Revenue recognition
Revenue is recognized when we have transferred control of the services to the clients, in an amount that reflects our consideration expects to collect in exchange for those services. We have generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. We apply the following five steps: (i) identification of the contract with a client, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations in the contract and (v) recognition of revenue when or as the entity satisfies a performance obligation.
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
As of December 31, 2021, 2020 and 2019, we do not hold indefinite life intangibles assets, except for goodwill.
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
We performed our annual impairment test as of December 31, 2021, 2020 and 2019, which did not result in the need to recognize impairment losses on the carrying value of goodwill. For further information, including sensitivity analysis see note 12.2 to our consolidated financial statements
Share-based payments
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
Application of New Accounting Standards and New Accounting Policies
For further information on the impact of new IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 3.22 to our audited consolidated financial statements included elsewhere in this annual report.

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
Our board of directors is composed of 10 members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of our board of directors, except Mauricio Luis Luchetti and Patricia Regina Verderesi Schindler, hold office for a one-year term, as of our last annual general meeting held on November 22, 2021. The appointment of Mauricio Luis Luchetti and Patricia Regina Verderesi Schindler shall be proposed and considered for re-appointment in our next annual general meeting.
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
On March 24, 2022, and effective as of such date, Eduardo Cunha Monnerat Solon de Pontes, Ali Mazanderani and Thomas A. Patterson tendered their resignation as, respectively, (i) Vice Chairman and member of the Board of Directors and member of our Technology committee; (ii) member of the Board of Directors; and (iii) member of the Board of Directors and member of our Finance and Related Parties committees. Also on March 24, 2022 and effective as of such date, Conrado Engel and Pedro Zinner were appointed, respectively, as Vice-Chairman of the Board of Directors and as a member the Board of Directors.
On April 25, 2022, our board has approved the appointment of two new directors, Mauricio Luis Luchetti and Patricia Regina Verderesi Schindler. At the same time, Mateus Scherer Schwening has agreed to retire from the our board and was appointed our VP of finance at StoneCo Group effective as of April 25, 2022.
The following table presents the names of the members of our board of directors:

Name	Age	Position

André Street(1)	37	Director and Chairman
Conrado Engel	64	Director and Vice Chairman
Roberto Moses Thompson Motta(1)(3)(4)	64	Director
Silvio José Morais(2)(4)	59	Director
Luciana Ibiapina Lira Aguiar (2)	48	Director
Pedro Henrique Cavallieri Franceschi	25	Director
Diego Fresco Gutiérrez(2)	52	Director
Pedro Zinner	48	Director
Mauricio Luis Luchetti	63	Director
Patricia Regina Verderesi Schindler (3)	51	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Finance Committee.
(4)	Member of our Related Parties Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
André Street is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.
Conrado Engel is a member of our board of directors, a position he has held since 2022. Mr Engel is a senior advisor of General Atlantic for its Latam portfolio. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-Unibanco. In 1998, he became chief executive officer of Losango Consumer Finance Co. From October 2003 until the end of 2006, Mr. Engel became head of the retail business of HSBC BANK BRASIL S.A. in Brazil and member of its executive committee . From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC ASIA PACIFIC HOLDINGS (UK) LIMITED in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC BANK BRASIL S.A., where he remained until March 2012. From May 2012 and until January 2018, he served as head of the retail business and the wealth management & specialized businesses, including auto joint ventures from Santander. From January 2108 and until December 2019, Mr. Engel was a member of Santander Board of Directors and a member of Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and Chairman of the advisory board of Santander Brasil Gestão de Recursos. Mr Engel holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA.

Roberto Moses Thompson Motta is a member of our board of directors, a position he has held since 2018. Mr. Thompson Motta serves as chairman of our finance committee and vice-chairman of our Compensation Committee. Mr. Thompson Motta has been serving as a member of the board of directors of Anheuser-Busch InBev since 2020 (having served before in such capacity from 2004 to 2014), and of AmBev S.A since 1998 (formerly known as Companhia de Bebidas das Americas, AMBEV until 2013). He also served as a member of the board of directors of Lojas Americanas S.A. from 2001 until 2020, São Carlos Empreendimentos e Participações S.A. from 2001 until 2020, and Restaurant Brands International Inc. from 2014 until 2021. Mr. Thompson Motta is one of the founding partners of 3G Capital Inc., and continues to serve as a member of its investment committee. Prior to 3G Capital, he was one of the founders and managing partners of GP Investimentos Ltda. Mr. Thompson Motta is a Brazilian citizen and holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School of the University of Pennsylvania.
Silvio José Morais is a member of our board of directors, a position he has held since 2019. Prior to joining the board of directors of Stone, Mr. Morais served as Controller at Ambev S.A. from 1998 to 2018, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct Tax functions. Between 1988 and 1998, he held various other positions at Ambev S.A. Between 2008 and 2019 he also served as an officer at IAPP – Instituto Ambev de Previdencia Privada, and has been a board member since March 2019. Mr. Morais is also a board member, a position he has held since 2017, and an executive director, a position he has held since 2018, of Fundação Antonio e Helena Zerrenner. Since May 2019, he has been a board member at Falconi Participações S.A., the entity which controls Falconi Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at Face-PR, a postgraduate degree in Finance at FAE Business School, and an MBA in Controllership from Fipecafi – USP.
Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Ms. Aguiar is also partner of a Brazilian law firm Bocater, Camargo, Costa e Silva Advogados. Prior to that Ms. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for two and half years. Ms. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly held companies. Ms. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master in tax law degree from Fundação Getulio Vargas.
Pedro Henrique Cavallieri Franceschi is a member of our board of directors. Mr. Franceschi is the Co-Founder and Co-CEO of Brex. At the age of 12, Mr. Franceschi was the first person to “jailbreak” the iPhone 3G in Brazil and subsequently was the first person to build software to make Apple’s Siri virtual assistant speak in Portuguese. At age 14, he built a popular window manager for Apple’s iPad allowing users to manage multiple applications simultaneously – a process previously impossible. As a Brazilian entrepreneur, Mr. Franceschi built Pagar.me along with his co-founder, Henrique Dubugras, being responsible for all technology and operations and scaling the company to a leading position in the Brazilian payments ecosystem. In the fall of 2016, Mr. Franceschi and Mr. Dubugras sold Pagar.me and enrolled at Stanford University only to then leave and found Brex in 2017. The company has already raised approximately R$940 million in equity financing from top-tier investors.
Diego Fresco Gutierrez is currently a member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he also is an board member, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.

Pedro Zinner is a member of our board of directors, a position he has held since 2022. Pedro is chief executive officer of Eneva S.A. (“Eneva”), holding more than 25 years of experience in strategy, risk management and finance. He has been leading Eneva through its transformation journey over the past 5 years to position the company as a leading integrated energy corporation in Brazil. Pedro joined the company in 2016 as chief financial officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as chief executive officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Zinner is on the board of directors of American Chamber - RJ and sits on the board of directors Escola ORT, a non-profit organization focused on technical training and education of middle and high school children. He is also a board member of Conselho Empresarial Brasileiro de Desenvolvimento Sustentável (CEBDS), a non-profit organization that promotes sustainable development through articulation with governments and society, and a member of the board of directors of the Brazilian Exploration & Production Petroleum Institute (IBP-ABEP). Pedro also sits on the board of directors of Movimento Brasil Competitivo, a non-profit organization engaged on promoting structural reforms involving private and public sectors in fostering economic development. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Mauricio Luis Luchetti is a member of our board of directors, a position he has held since 2022. Mauricio is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Boards of Directors of others publicy held Companies of JBS S.A., Taesa S, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A. where occupying several positions as Director of People and Management and Regional Director of Operations. From 2003 to 2006, he worked at the Votorantim S.A. where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A.. He has also been a parter at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and post-graduate in Finance and Humann Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Patricia Regina Verderesi Schindler is a member of our board of directors, a position she has held since 2022. has 30 years of experience in the financial markets, primarily in senior risk management, control and governance positions. She was a Managing Director at J.P. Morgan S.A. over the last 10 years with regional functions and Chief Risk Officer “CRO” for Brazil. She has also worked at Citigroup Inc. and Banco Safra S.A. in business, derivatives, credit and structured finance positions. Currently, she is an independent member of Credit Suisse Brazil’s S.A. board and chairman of Raizen’s S.A. Audit Committee. Mrs. Verderesi has a bachelor degree in business administration from Pontifícia Universidade Católica de São Paulo, with a finance MBA from Wharton Business School.
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
Executive Officers
Our executive officers are responsible for the management and representation of our Company. We have a strong centralized management team led by Thiago dos Santos Piau, our CEO, with broad experience in information technology, strategy, operations, finance, sales, communications and training. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term. Certain of our new executive officers were also appointed as officers of some of our subsidiaries.

The following table lists our current executive officers:

Name	Age	Position

Thiago dos Santos Piau	32	Chief Executive Officer
Augusto Barbosa Estellita Lins	58	President
Marcelo Bastianello Baldin	39	Vice President, Finance
Rafael Martins Pereira	36	Investor Relations Executive Officer
Felipe Salvini Bourrus	38	Chief Technology Officer
Vinícius do Nascimento Carrasco	45	Chief Economist
Lia Machado de Matos	44	Chief Strategy Officer
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Av. Doutora Ruth Cardoso, No. 7221, 20th floor, São Paulo—SP, 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil.
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
Augusto Barbosa Estellita Lins is our President, a position he has held since 2018. He is responsible for our overall operations and procedures, and the support to distribution channels and our investments. In 2020, Augusto has also become responsible for overseeing and coordinating our social responsibility and sustainability team. Prior to joining Stone Co., he served as Commercial Director at Redecard from 2011 to 2013, where he was responsible for managing the relationship with merchants and oversaw the sales team. Between 2001 and 2011, he served as Director in different capacities at Itaú Unibanco, Hipercard Banco Múltiplo and Cartāo Unibanco, where he was responsible for marketing credit cards and consumer financial products, including personal loans, insurance products and installment plans. Between 1993 and 2001, he served as Corporate Finance Director at ING Bank, where he participated in numerous mergers and acquisitions, structured debt financings and other capital market transactions involving Brazilian and Latin American companies. Prior to joining ING Bank, he worked in the corporate finance department at N M Rothschild & Sons in England, Portugal, Spain and the United States, where he participated in several structured transactions. Mr. Lins received a degree in electric engineering from the Universidade Federal do Rio de Janeiro in 1985, an MBA degree in Finance from Boston University School of Management in 1990 and completed an advanced management program in Business Administration from Fundação Dom Cabral/INSEAD in 2004. He also participated in the Owner President Manager Program at Harvard Business School in 2017.
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
Rafael Martins Pereira is our Investor Relations Executive Officer, a position he has held since 2018. Prior to joining Stone Co., from 2012 to 2017 he served as an analyst and financial advisor for 3G Capital Group, providing support to the Board of companies such as Lojas Americanas S.A., B2W Companhia Digital S.A., Anheuser Busch InBev SA/NV, São Carlos Empreendimentos e Participacões S.A. and Restaurant Brands International Inc., in connection with new investments, mergers and acquisitions, strategic planning, compensation, budget planning, among others. Prior to that, he served as an investment banking analyst at Goldman Sachs from 2010 to 2012. Mr. Martins was also the founder of Exotic Cafés, where he served as a director until 2010. Between 2005 and 2006 he was an associate at the Barbosa de Souza Advogados law firm and he previously worked at the General Consulate of Canada in São Paulo. Mr. Martins received a law degree from Universidade de São Paulo in 2008 and a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2010.

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
Lia Machado de Matos is our Chief Strategy Officer, a position she has held since 2016. She is responsible for designing our strategy and leading the implementation of key strategic initiatives. Since 2021, she serves as a Board Member to Ambev S.A. Prior to joining Stone Co., she served as a Family Office Director for Varbra S.A. between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2021, the aggregate compensation expense for the members of the Board of Directors and Stone Co.’s executive officers for services in all capacities was R$43.0 million, which includes both benefits paid in kind and variable compensation.
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
Employment agreements
None of our executive officers have entered into employments agreement with us.

Long-Term Incentive Plans (LTIP)
Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the StoneCo. Ltd. Long-Term Incentive Plan (the “LTIP”) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares.
On September 1, 2018, we adopted the LTIP to enable us to grant equity-based awards to our employees and other service providers with respect to our Class A common shares, and we granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals in connection with the successful completion of our initial public offering. These awards are scheduled to vest over a four-, five-, seven- and ten-year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration. As of December 31, 2021, there were RSUs including the Phantom Shares outstanding with respect to 6,612,267 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$24.92 The terms of the LTIP are described in more detail below under “—Omnibus Equity Plan.”
Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for 5,333,202 new Class A common shares (939,708 subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. As of December 31, 2021, there were Co-Investment Shares outstanding with respect to 489,217 Class A common shares subject to a lock-up period. In addition, we intend to release transfer restrictions applicable to a number of Co-Investment Shares.
Certain of our founding partners and senior executives have received a one-time indirect issuance of our fully vested Class C shares, or the Class C shares, which permitted the holders of such shares to participate in our initial public offering. In connection with our initial public offering, the Class C shares were converted into Class B shares, of which there were 968,967 Class A shares and 1,304,951 Class B shares outstanding as of December 31, 2021 (1,304,951 Class B shares outstanding as of December 31, 2020). These shares are subject to a lock-up period.
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
Omnibus Equity Plan
In September 2018, we adopted, and our board of directors approved, the LTIP for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward individuals to perform at the highest level. The LTIP governs the issuances of equity incentive awards with respect to our Class A common shares. At the time of adoption, we reserved a maximum share capacity under the Plan of 7,442,316 Class A common shares (which represents a pool that was approved by our pre-IPO shareholders for equity incentives to our key employees). In February 2021 and May 2021, we approved additional share pools under the Plan of 2,426,906 and 4,070,000, respectively, of which there were 1,211,228 Class A common shares remaining as of December 31, 2021 (1,170,763 as of December 31, 2020). We intend to use this remaining share pool for future issuances.
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
C.    Board practices
Committees of the Board of Directors
Our board of directors has four standing committees: the audit committee, the compensation committee, the finance committee and the related parties committee.
Audit Committee
The audit committee, which consists of Diego Fresco Gutierrez, Silvio José Morais and Luciana Ibiapina Lira Aguiar, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Silvio José Morais is the chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Diego Fresco Gutierrez, Silvio Jose Morais and Luciana Ibiapina Lira Aguiar are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Diego Fresco Gutierrez, Silvio José Morais and Luciana Ibiapina Lira Aguiar satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.
Compensation Committee
The compensation committee, which consists of André Street and Roberto Moses Thompson Motta, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors. The compensation committee is governed by a charter that is posted on our website.
Finance Committee
The finance committee, which consist of Roberto Moses Thompson Motta and Patricia Regina Verderesi Schindler, assists the board of directors with its oversight of our company’s assessment and management of market risks, liquidity risks, capital allocation decisions and other strategies and goals relating to our financial position. The members are authorized and empowered, in the name and on behalf of us, to take or cause to be taken any and all such further actions and to prepare, execute and deliver or cause to be prepared, executed and delivered, and where necessary or appropriate, file or cause to be filed with the appropriate governmental authorities, all such other instruments and documents, including but not limited to all certificates, contracts, bonds, agreements, documents, instruments, receipts or other papers.

Related Parties Committee
The related parties committee, which consist of Silvio Morais and Roberto Moses Thompson Motta, is responsible for the revision, approval and ratification of transactions involving related persons, which includes any transactions between us and any individuals beneficially owning a 10% or more interest in the voting power of us.
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
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
D.    Employees
As of December 31, 2021, 2020, 2019 and 2018, we had 15.485, 7,239, 5,938, and 3,574 full-time employees, respectively. The increase of full-time employees in 2021 had significant impact from our acquisition of Linx. As of December 31, 2021, 4,286 of these employees were based in our offices in São Paulo, 3,518 of these employees were based in our offices in Rio de Janeiro, and 7,681 were based in other cities elsewhere in Brazil. We also engage consultants as needed to support our operations.
The table below breaks down our full-time personnel by function as of December 31, 2021:

Function	Number of Employees	% of Total

Administrative	1,947	13%
Operations	4,657	30%
Technology and Product Development	3,599	23%
Sales and Marketing	5,282	34%
Total	15,485	100%
Our employees in Brazil are affiliated with the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.
None of our executive officers have entered into employment agreements with us.

E.    Share ownership
The following table presents the beneficial ownership of our shares owned by our directors and officers as of March 31, 2022. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%

André Street (2)	3,780,759	1.35%	29,817,505	94.24%	50.61%
Conrado Engel	—	—	—	—	—
Roberto Moses Thompson Motta	—	—	—	—	—
Silvio José Morais	*	*	—	—	*
Luciana Ibiapina Lira Aguiar	—	—	—	—	—
Pedro Henrique Cavallieri Franceschi	—	—	—	—	—
Diego Fresco Gutierrez	—	—	—	—	—
Pedro Zinner	*	*	—	—	*
Mauricio Luis Luchetti	*	*	—	—	*
Patricia Regina Verderesi Schindler	—	—	—	—	—
Thiago dos Santos Piau	*	*	—	—	*
Augusto Barbosa Estellita Lins	*	*	—	—	*
Marcelo Bastianello Baldin	*	*	—	—	*
Rafael Martins Pereira	*	*	—	—	*
Felipe Salvini Bourrus	*	*	—	—	*
Vinícius do Nascimento Carrasco	*	*	—	—	*
Lia Machado de Matos	*	*	—	—	*
All directors and senior management as a group (17 persons)	5,329,436	1.90%	29,817,505	94.24%	50.87%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Shares beneficially owned consists of (i) 1,286,022 Class B and 2,811,792 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,304,951 Class B and 968,967 Class A common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A and VITI Jersey LP and (iii) 27,226,532 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VITI Jersey LP. Mr. Street may be deemed to share voting and investment power over VCK A, HR Holdings, LLC and Cakubran Holdings Ltd.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2022. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of our control.
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

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 280,237,365 outstanding Class A common shares and 31,641,185 outstanding Class B common shares as of March 31, 2022.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
HR Holdings LLC (2)	—	—%	27,226,532	86.05%	45.63%
Madrone Partners L.P. (4)	25,339,276	9.04%	—	—	4.25%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Mr. Street is the beneficial owner of 1,286,022 Class B and 2,811,792 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”). VITI Jersey Limited Partnership (“VITI”) is the beneficial owner of 2,749,810 Class A Common shares. Both Mr Street and VITI may be deemed to have voting and dispositive power over the shares of HR Holdings LLC and Cakubran Holdings Ltd that are distributed as follows (i) 1,304,951 Class B and 968,967 Class A Common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A and VITI, and (ii) 27,226,532 Class B Common shares held of record by HR Holdings LLC, a company also controlled by VCK A and VITI.
VITI Jersey Limited Partnership (“VITI”), is a Jersey limited partnership, the sole limited partner in which is Vistra Trust Company (Jersey) Limited acting in its capacity as trustee of the Old Bridges Trust. The general partner of VITI is also wholly owned by the trustee of the Old Bridges Trust. The Old Bridges Trust was settled by Mr Pontes, who retains a right of revocation over the Old Bridges Trust, and is therefore the ultimate beneficial owner of the assets of the Old Bridges Trust. In addition, Mr Pontes has retained voting control over VITI and therefore indirectly over the StoneCo shares held indirectly by VITI.
Vistra Trust Company (Jersey) Limited also acts in capacity as trustee of The Pontes Family Trust, that is the beneficial owner 1,823,680 Class B and 18,619 Class A Common shares. The Pontes Family Trust was settled by Mr Pontes, who retains a right of revocation over The Pontes Family Trust and is therefore the ultimate beneficial owner of the assets of the Pontes Family Trust, however share voting and investment power lies with the trustees of The Pontes Family Trust.
Mr Pontes also holds interests in 79,849 Class A Common shares through the bahamian limited partnership TCB Investments Limited Partnership (“TCB”).

(3)
The information in the above table concerning Madrone Partners L.P. was obtained from a Schedule 13D filed with the Securities and Exchange Comission by Madrone Partners L.P. on December 18, 2020 reporting beneficial ownership at November 20, 2020. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

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
B.    Related party transactions
We have outstanding loans with certain management personnel, in the amount of R$4.7 million as of December 31, 2021. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread. We also have outstanding convertible loans with a subsidiary in the amount of R$0.1 million as of December 31, 2021.
As of December 31, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
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
Services Agreement and Reimbursements
On January 2, 2014, DLP Capital LLC, our wholly owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street, the Chairman of our board of directors, and Mr. Eduardo Cunha Monnerat Solon de Pontes, one of our directors, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with VCK Investment Fund Ltd, or VCK, and Zurich Consultoria e Participações Ltda., or Zurich, entities also controlled by Mr. André Street. Zurich is controlled by Mr. Eduardo Cunha Monnerat Solon de Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel” for R$1.5 million, R$16.7 million and R$10.0 million to Genova, Zurich and VCK pursuant to the services agreement and reimbursement expenses for the years ended on December 31, 2021, 2020 and 2019, respectively. For further information, see note 19 to our consolidated financial statements.
In March 2020, we acquired, under arm’s-length principles (using market quotation from specialized publication and comparable transaction), for R$16.0 million an airplane from Zurich Consultoria e Participações Ltda (included in Property and equipment, see note 11.1 to our consolidated financial statements). With the acquisition, travel to our various locations and our subsidiaries will be facilitated, the acquisition aims to meet our and our affiliates interests and needs in the development of our activities.

Acquisition of interests in Business Combination
In May 2020, we acquired 100% interest in Vitta. Vitta is a private company based in the State of São Paulo, Brazil, focused in health plan management, health services and insurance services. We paid R$1,436 million to related parties through this business combination.
In November 2020, we acquired a 53.05% interest in Creditinfo Caribbean. We also hold an option to acquire an additional interest in the period from 2 to 5 years counted from the date of the initial acquisition, which will allow us to acquire an additional 46.95% interest in Creditinfo Caribbean. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively.
For further information about business combinations, see note 5 to our audited consolidated financial statements.
Cost-Sharing and Checking Account Agreements
Our subsidiary Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) entered an agreement with our other subsidiaries and Equals, an entity in which we had a significant minority interest at the time of the transaction which is currently our wholly owned subsidiary, under which Stone Instituição de Pagamento apportions to other subsidiaries and Equals the expenses of certain services and personnel hired by Stone Instituição de Pagamento for our benefit and expenses related to our head office. Under this agreement, Stone Instituição de Pagamento apportions to other subsidiaries and Equals expenses relating to leased facilities, back-office, legal and HR services and certain ordinary course corporate services, including, but not limited to, compliance, finance, internal audit and technology.
The agreement apportions the costs and expenses for these services as between Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and other subsidiaries and Equals. The amounts that other subsidiaries and Equals pay to Stone Instituição de Pagamento are based on different criteria depending on the type of service, such as the hours worked when relating to legal, the number of employees allocated to each subsidiary relating to HR services or the number of employees allocated to the head office when relating to facilities expenses.
Our subsidiary Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) is also party to an agreement with our other subsidiaries and Equals, pursuant to which a checking account balance is established between entities under common control. The agreement relates to expenses in the ordinary course of business resulting from the cost-sharing agreement.
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

As of December 31, 2021, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$181.8 million and have made judicial deposits in an aggregate amount of R$14.8 million, as of December 31, 2021. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.” For further information, see note 19 to our consolidated financial statements.
Civil matters
As of December 31, 2021, we were party to 389 judicial and administrative proceedings of a civil nature to which chances of loss are estimated as probable, for which we recorded a provision of R$15.6 million. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. For further information, see note 19 to our consolidated financial statements.
Labor matters
As of December 31, 2021, we were party to 31 labor-related judicial and administrative proceedings to which chances of loss are estimated as probable, for which R$16.3 million was recorded as a provision in our audited financial statements. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor lawsuits relate to our secondary liability, overtime payment, salary differences (union framing), termination fees, profit and result sharing and other indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. For further information, see note 19 to our consolidated financial statements.
Tax and social security matters
As of December 31, 2021, we recorded a provision of R$149.8 million, regarding tax and social security matters in our audited financial statements. Under business combination rules, we recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2021 regarding tax matters on business acquired from Linx Sistemas represents R$140.7 million. For further information, see notes 19 and 29.1.1 to our consolidated financial statements. We also recognized a provision for contingent liabilities at fair value of R$7.0 million was recognized at the acquisition date resulting from tax claims against Questor. For further information, see notes 19 and 29.2.1.2 to our consolidated financial statements.
The action for annulment of tax debits regarding the tax assessment assessed by the State Treasury Attorney's office on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary obligations tax. As of December 31, 2021, the updated amount recorded as a contingency arising from Linx´s acquisition is R$21.9 million.
Material proceedings with adverse director, management or affiliate
None.

Class Action
On November 19, 2021, Ronald F. Ray filed a putative securities class action against Stoneco Ltd., Thiago dos Santos Piau, Lia Machado de Matos, Rafael Martins Pereira and Marcelo Baldin. On December 7, 2021, Landon Depue filed a substantially similar complaint against the same parties. On January 18, 2022, six potential class members moved for consolidation of both actions and for appointment as lead plaintiff (Tulsi Chaulagain, Indiana Public Retirement System, Audrey Holdings Group Limited, Bandana Neupane Poudel, Tan Seh Yii, and Paul Foden). The complaints allege that defendants failed to disclose certain material adverse facts to investors, including: (i) that StoneCo was experiencing difficulties in implementing its credit product; (ii) StoneCo faced significant risks via its point-of-sale vendor, PAX Global Technology Ltd.; (iii) that, as a result of the foregoing, StoneCo’s financial results would be adversely impacted; and (iv) that, as a result of the foregoing, StoneCo’s positive statements about the Company’s business, operations, and prospects were materially misleading and/or lacked a reasonable basis. Currently, the parties are awaiting the Court’s ruling on appointment of lead plaintiff and lead counsel. The total amount at issue is not currently determinable at this stage of the lawsuit. Defendants intend to seek dismissal of the lawsuit once a lead plaintiff is selected and a consolidated complaint is filed. We believe the suit lacks merit and intend to defend ourselves against all claims, although we cannot predict the outcome.
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
ITEM 9. THE OFFER AND LISTING
A.    Offering and listing details
Not applicable.
B.    Plan of distribution
Not applicable.

C.    Markets
In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. In April 2019, we completed a secondary follow on offering for 19.5 million Class A shares. In August 2020, we completed a primary follow on offering for 31.5 million Class A shares, including the exercise of the underwriter’s option. On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes in minimum denominations of US$200,000.00 and integral multiples of US$1,000.00 in excess thereof. The bonds accrue interest at 3.95%, payable semiannually arrears on June 16 and December 16 of each year, commencing on December 16, 2021. The notes will mature on June 16, 2028. We used most of the proceeds from this inaugural bonds to fund our investment in Banco Inter in 2021. As a result, we became a non-controlling investor (limited to a 4.99% stake). The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018.
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

Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive offices are located at Av. Doutora Ruth Cardoso, No. 7221, 20th floor, São Paulo—SP, 05425-902, Brazil. Our operational hubs are located in São Paulo, at Av. Doutora Ruth Cardoso, No. 7.221, Birmann 21, São Paulo/SP, Postal Code 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil.
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
As of December 31, 2021, 266,490,063 Class A common shares and 46,041,185 Class B common shares were issued, fully paid and including 3,599,848 Class A common shares in treasury.
Treasury Shares
As of December 31, 2021, we hold 3,599,848 Class A common shares in treasury.
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
•the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and
•upon our liquidation, dissolution or winding-up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

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
Directors
We are managed by our board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of five to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to the retirement of directors upon reaching an age limit.
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
Compensation
The Directors shall be entitled to receive, as ordinary compensation for their services, such sums as shall from time to time be determined by the board of directors or us in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided among the Directors in such proportions and in such manner as they may agree or, failing agreement, either equally or, in the case of any Director holding office for only a portion of the period in respect of which the compensation is payable, pro rata. The Directors shall also be entitled to be repaid all expenses reasonably incurred by them in attending any board of directors meetings, committee meetings or general meetings or otherwise in connection with the discharge of their duties as Directors. Such compensation shall be in addition to any other compensation to which a Director who holds any salaried employment or office with us may be entitled by reason of such employment or office.
Any Director who, at our request, performs services which in the opinion of the board of directors go beyond the ordinary duties of a Director may be paid such special or extra compensation as the board of directors may determine, in addition to or in substitution for any ordinary compensation as a Director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such compensation and such other benefits and allowances as the board of directors may from time to time decide. Such compensation shall be in addition to his or her ordinary compensation as a director.
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

Disclosure of Interest in Contracts with Us or Any of Our Subsidiaries
With the exception of our office of auditor, a Director may hold any other office or place of profit with us in conjunction with his or her office of Director for such period and upon such terms as the board of directors may determine, and may be paid such extra compensation for that other office or place of profit, in whatever form, in addition to any compensation provided for by or pursuant to the Articles of Association. A Director may be or become a director, officer or member of any other company in which we may be interested, and shall not be liable to account to us or the members for any compensation or other benefits received by him or her as a director, officer or member of such other company. The board of directors may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as we think fit, including the exercise in favor of any resolution appointing the directors or any of them to be directors or officers of such other company.
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
Liquidation Rights
If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multilateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.
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
Meetings of Shareholders
Special and Ordinary Resolutions
Special resolutions must be passed in accordance with the Cayman Companies Act, which requires that resolutions must be passed by at least two-thirds of our shareholders who are entitled to vote in person or by proxy at a general meeting where notice specifying the intention to propose such resolution as a special resolution has been duly given.
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
Voting Rights and Right to Demand a Poll
Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his or her name in our register of members, (each Class B common share shall entitle the holder to 10 votes on all matters subject to a vote at our general meetings) provided that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House or its nominee(s), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his or her votes or cast all the votes he or she does use in the same way.
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
As a condition of admission to a shareholders meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our Class A common shares must have been paid.
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

The auditors shall audit our financial statements prepared in accordance with generally accepted accounting principles of IFRS or such other standards as may be permitted by Nasdaq.
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
•writing off the preliminary expenses of the company; and
•writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.
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
Winding-Up
A Cayman Islands company may be wound up by: (i) an order of the court; (ii) voluntarily by its members; or (iii) under the supervision of the court.
The court has authority to order a winding-up in a number of specified circumstances including where, in the opinion of the court, it is just and equitable that such company be so wound up.
A voluntary winding-up of a company (other than a limited duration company, for which specific rules apply) occurs where the company resolves by special resolution that it be wound up voluntarily or where the company in general meeting resolves that it be wound up voluntarily because it is unable to pay its debt as they fall due. In the case of a voluntary winding-up, the company is obliged to cease to carry on its business from the commencement of its winding-up except so far as it may be beneficial for its winding-up. Upon appointment of a voluntary liquidator, all the powers of the directors cease, except so far as the company in general meeting or the liquidator sanctions their continuance.
In the case of a members’ voluntary winding up of a company, one or more liquidators are appointed for the purpose of winding-up the affairs of the company and distributing its assets.

As soon as the affairs of a company are fully wound up, the liquidator must make a report and an account of the winding-up, showing how the winding-up has been conducted and the property of the company disposed of, and call a general meeting of the company for the purposes of laying before it the account and giving an explanation of that account.
When a resolution has been passed by a company to wind up voluntarily, the liquidator or any contributory or creditor may apply to the court for an order for the continuation of the winding-up under the supervision of the court, on the grounds that: (i) the company is or is likely to become insolvent; or (ii) the supervision of the court will facilitate a more effective, economic or expeditious liquidation of the company in the interests of the contributories and creditors. A supervision order takes effect for all purposes as if it was an order that the company be wound up by the court except that a commenced voluntary winding-up and the prior actions of the voluntary liquidator shall be valid and binding upon the company and its official liquidator.
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
Reconstructions
Reconstructions and amalgamations may be approved by a majority in number representing 75% in value of the members or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. Whilst a dissenting member has the right to express to the court his or her view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, the courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management, and if the transaction were approved and consummated the dissenting member would have no rights comparable to the appraisal rights (that is, the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.
The Cayman Islands Economic Substance Law
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or “The Economic Substance Act,” together with related Guidance Notes and Regulations. The Company is required to comply with the economic substance requirements and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.
Takeovers
Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may, at any time within two months after the expiration of that four-month period, by notice require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the Cayman Islands courts within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.
Mergers and Similar Arrangements
The Cayman Companies Act permits mergers or consolidations between two Cayman Islands companies or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s Articles of Association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; and (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
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
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4)

duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he or she has a personal interest provided that he or she has disclosed that nature of his or her interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Stone Co.’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.
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
Dissolution; Winding-Up
Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding-up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
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
Cayman Islands Tax Considerations
Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:
(a)    no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and
(b)    no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us:
(i)    on or in respect of the our shares, debentures or other obligations; or
(ii)    by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).
Our undertaking is for a period of 20 years from April 26, 2016.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.
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
This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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
This discussion assumes that we were not a passive foreign investment company (a “PFIC”) for our 2021 taxable year, as described below.
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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2021 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Moreover, there can be no assurance that the IRS will agree with our conclusion.
If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.
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
If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when the Company is a PFIC with respect to its U.S. shareholders will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFIC.
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
I.     Subsidiary information
See note 2.1 to our audited consolidated financial statements for a description of our subsidiaries.
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
We have both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (pin pads & POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31, 2021 was an income of R$8.6 million, a relatively low financial result, mainly from the interest rate differential on the US$/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.
The inaugural bonds we issued are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (U.S. Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and capital resources - Issuance of Inaugural Bonds.”
Our exposure to foreign currency changes for all other currencies is not material.
As of December 31, 2021, 2020 and 2019 we had cash and cash equivalents and short-term investments denominated in U.S. dollars and euros in the amount of R$1,734.9 million, R$6,768.8 million and R$2,976.8 million, respectively.
Interest Rate Risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.

Our interest rate risk arises mainly from the discount rate applied to determine the fair value of the accounts receivable from card issuers and fair value of our outstanding loans and financing agreements, and also higher than expected interest expenses accrued on liabilities. We may mitigate our exposure to interest rate risk by assuming a swap position receiving floating and paying fixed rates on the CDI curve.
Credit Risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from our exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and amounts due by our clients. whether through the lease of POS, software services and financing other than the prepayment of receivables.
The carrying amount of financial assets reflects the expected credit exposure.
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by our Global treasury department and supervised by the integrated risk management team, in accordance with our internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
Accounts receivable from card issuers
We, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. Our receivables from card issuers are backed by requirements on card issuers to maintain certain guarantees as collateral to the card companies considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies. To date, we have not incurred in losses from card issuer receivables.
Loans designated at FVPL
Our credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk adjusted return on allocated economic capital and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.
We strictly control the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.
Accounts receivable from equipment rental
Credit risk arising from accounts receivable from equipment rental relates to our clients’ inability to pay the monthly fee related to the rental of the POS device. To lower this risk, we charge our clients directly through a discount on their receivables agenda. In case a client stops transacting with us, our client retention team is notified and contacts the client to discuss potential ways to better serve them and retain them, avoiding long periods without payment, or to terminate the relationship with this client and try to collect and recover the equipment back to our distribution center.
Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. We believe we incur in equity price risk given we held R$1,238.5 million in certain listed and unlisted securities as of December 31, 2021.

Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, we adopt a more conservative approach which consists in summing up all the individual figures. We conduct a study on how market variables would impact our financial statements based on parametric Value-at-Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousand)	VaR 10 days (thousand)	VaR 60 days (thousand)

Interest rates	Account receivables from credit card issuers	3,941	8,807	25,766
Credit spread on interest rates	Account receivables from credit card issuers	1,126	2,518	7,380
Foreign currency exchange	US$ denominated assets/liabilities	91	203	595
Equity price (i)	Listed securities	116,639	276,999	678,505

(i)
We hold positions on equity of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The fluctuation on its prices affects our accounting results but not our adjusted results as we treat this investment as an strategic long term investment, The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by us using a level of confidence of 95% on normal market conditions.

The VaR figures are reliable only on normal market conditions, and thereby underestimate the large market movements caused by turmoil events on financial markets.

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material modifications to instruments
Not applicable.
B.    Material modifications to rights
Not applicable.
C.    Withdrawal or substitution of assets
Not applicable.
D.    Change in trustees or paying agents
Not applicable.
E.    Use of proceeds
On August 14, 2020, our registration statement on Form F-1 (File No. 333-244404), as amended, was declared effective by the SEC for our follow-on offering of our Class A common shares, in a primary issuance of a total of 31,481,250 of our Class A common shares, including 4,106,250 of exercise of the underwriters’ option to purchase additional shares, at a par value of US$0.000079365 per share, at a public offering price of US$47.50 per share. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and XP Investments US, LLC acted as global coordinators for the offering.
The total offer reached an aggregate price of approximately US$1,495.4 million before underwriting fees and expenses. Underwriting discounts and commissions were approximately US$30.7 million and other expenses were approximately US$7.3 million, leading to net total proceeds of US$1,457.4 million.
None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

In June 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes with a final yield of 3.95%. We used the proceeds from this inaugural bonds mostly to fund our investment in Banco Inter in 2021. As a result, we became a minority investor (limited to a 4.99% stake). The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” In addition, we entered into hedge operations in connection with our inaugural dollar bonds, subject to foreign exchange exposure using swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and the position of asset, liability and equity as of December 31, 2021, are presented as follows:

Notional (in US$ million)	Notional (in R$ million)	Pay rate in local currency	Trade rate	Due Date	Fair Value as of December 31, 2021 – Asset (Liability)	Gain recognized in Income (a)	Loss recognized in OCI (b)
					(in US$ million)

50,000	248,500	CDI+2.94%	23-Jun-2021	16-Jun-2028	25,376	29,717	(3,981)
50,000	247,000	CDI+2.90%	24-Jun-2021	16-Jun-2028	25,814	31,229	(5,415)
50,000	248,500	CDI+2.90%	24-Jun-2021	16-Jun-2028	24,307	29,721	(5,414)
75,000	375,263	CDI+2.99%	30-Jun-2021	16-Jun-2028	33,213	42,042	(8,829)
50,000	250,700	CDI+2.99%	30-Jun-2021	16-Jun-2028	21,615	27,500	(5,885)
50,000	250,110	CDI+2.98%	30-Jun-2021	16-Jun-2028	22,209	28,095	(5,886)
25,000	127,353	CDI+2.99%	15-Jul-2021	16-Jun-2028	8,912	11,737	(2,825)
25,000	127,353	CDI+2.99%	15-Jul-2021	16-Jun-2028	8,744	11,737	(2,993)
50,000	259,890	CDI+2.96%	16-Jul-2021	16-Jun-2028	12,290	18,267	(5,977)
25,000	131,025	CDI+3.0%	06-Aug-2021	16-Jun-2028	5,654	8,046	(2,392)
25,000	130,033	CDI+2.85%	10-Aug-2021	16-Jun-2028	6,808	9,051	(2,243)
25,000	130,878	CDI+2.81%	11-Aug-2021	16-Jun-2028	5,900	8,204	(2,304)
				Net amount	201,202	255,346	(54,114)
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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
B.    Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (2013 framework).

In accordance with the directive issued by the Securities and Exchange Commission that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure of the year in which the acquisition occurred, management excluded the assessment of the effectiveness of internal control disclosure period for the following companies acquired in 2021:

Companies	Date of operation	Total assets	Percentage of Stoneco's total assets	Liquid assets	Percentage of Stoneco's net assets
		(R$ millions)	(%)	(R$ millions)	(%)

SimplesVet	April 1, 2021	47.4	0.11%	39.9	0.29%
VHSYS	April 1, 2021	59.8	0.14%	45.4	0.33%
Linx	July 1, 2021	7,655.7	18.20%	6,375.4	46.90%
Collact	August 17, 2021	19.8	0.05%	15.5	0.11%
Trampolin	August 20, 2021	27.5	0.07%	24.8	0.18%
		7,810.2	18.57%	6,501.0	47.82%

Companies	Date of operation	Net revenue	Percentage of net revenue - StoneCo	Net income (loss) for the period	Percentage Net income (loss) for the period - StoneCo
		(R$ millions)	(%)	(R$ millions)	(%)

SimplesVet	April 1, 2021	12.1	0.25%	0.5	(0.04)%
VHSYS	April 1, 2021	16.4	0.34%	(10.0)	0.73%
Linx	July 1, 2021	532.7	11.04%	(59.8)	4.34%
Collact	August 17, 2021	0.8	0.02%	(4.8)	0.35%
Trampolin	August 20, 2021	1.0	0.02%	0.1	(0.01)%
Total		563.0	11.67%	(74.0)	5.37%
The amounts above have been included in our consolidated financial statements for the year ended on December 31, 2021.
Based on this evaluation, subject to the exclusions listed above, management concluded that our internal control over financial reporting was effective as of December 31, 2021. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2021. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected or are reasonably likely to materially affect our internal control over financial reports. In July 2021, we concluded the acquisition of Linx, an acquisition which brought important changes to our control environment, mainly in the back office structure and in the migration of sub-acquirer customers from Linx to Stone. However such changes occurred when our tax, mainly due to process integration planning, made the execution of certain operational processes obsolete, which allowed us, as a strategy and following the standard, to exclude this component in the context of SOX assessment on the base date.
ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert
Our board of directors has determined that Silvio José Morais, Diego Fresco Gutierrez and Luciana Ibiapina Lira Aguiar are audit committee financial experts, as that term is defined by the SEC, and are all independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2021 and 2020. Our independent accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2021 and 2020.

	2021	2020
	(in thousands of reais)

Audit fees	6,970.1	5,665.0
Audit-related fees	400.0	1,711.0
Tax fees	—	216.0
Total	7,370.1	7,592.0
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
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young Auditores Independentes S.S., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of Ernst & Young Auditores Independentes S.S. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services. The Company is authorized to contract audit-related services up to the amount of USD 100,000 without prior approval.

ITEM 16D. Exemptions from the listing standards for audit committee
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
On May 21, 2021, we announced the adoption of our new share repurchase program in an aggregate amount of up to US$200 million in outstanding Class A common shares (the “2021 Repurchase Program”), which replaced our previous share repurchase program announced by us on May 13, 2019. Under the former program, we have repurchased a total of 3,595,713 shares on an average price of US$55.40 per share, with a total amount of US$199.2 million. Our 2021 Repurchase Program will go into effect when we begin the share repurchases and does not have a fixed expiration date. The 2021 Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.
As of the date of this annual report, we have not repurchased any shares pursuant to the 2021 Repurchase Program in 2021.
Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in DLP Pagamentos Brasil S.A. (“DLP Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for our Class A common shares (subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. In the event of termination of our services, we may, in our sole discretion, repurchase the shares at a discount of the purchase price.
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)	Repurchase Agreement	Acc Repurchase Agreement	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)	Notional in US$	Avg Price in US$	Ptax as of December 31, 2021

January	—	—	—	528,335.00	184.33	—	—
February	—	—	—	528,335.00	184.33	—	—
March	663,304	341.09	663,304	1,191,639.00	143.79	40,542,071.00	61.12	5.5805
April	—	—	—	1,191,639.00	143.79	—	—
May	2,404,074	331.94	2,404,074	3,595,713.00	200.00	142,999,942.00	59.48	5.5805
June	—	—	—	3,595,713.00	200.00	—	—
July	—	—	—	3,595,713.00	200.00	—	—
August	—	—	—	3,595,713.00	200.00	—	—
September	—	—	—	3,595,713.00	200.00	—	—
October	—	—	—	3,595,713.00	200.00	—	—
November	—	—	—	3,595,713.00	200.00	—	—
December	—	—	—	3,595,713.00	200.00	—	—
Total	3,067,378.00	333.92	3,067,378	3,595,713.00	200.00	183,542,013.00	59.84

⁽¹⁾ Our new share repurchase program, which was adopted in May 2021 will go into effect when we begin the share repurchases and does not have a fixed expiration date.
⁽²⁾ Not including brokerage fees.
⁽³⁾ For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2021 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

ITEM 16F. Change in registrant’s certifying accountant
Not applicable.

ITEM 16G. Corporate governance
We are subject to the Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (1) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees—Audit Committee” (2) to provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and (3) to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practice required to be followed by U.S. listed companies.
A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below and under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject to which oblige us to have a majority of independent directors, we believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, nine of our directors, Conrado Engel, Roberto Moses Thompson Motta, Silvio Jose Morais, Luciana Ibiapina Lira Aguiar, Pedro Henrique Cavallieri Franceschi, Diego Fresco Gutierrez, Pedro Zinner, Mauricio Luis Luchetti and Patricia Regina Verderesi Schindler are independent.
Compensation Committee
The Nasdaq rules applicable to U.S. companies require us to have, and to certify that it has and will continue to have, a compensation committee governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our board of directors is responsible for determining the individual compensation of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board will review the performance of our executive officers, including the performance of our principal executive officer, who will be required to excuse him or herself from discussions regarding his or her performance and compensation.
ITEM 16H. Mine safety disclosure
Not applicable.
ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections
Not Applicable.

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

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.2
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February  19, 2016 between Visa do Brasil Empreendimentos Ltda. and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos) (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.3†
License Agreement, dated as of December  21, 2015 between Mastercard International Incorporated and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos), including the Acceptance Letter, dated as of December  21, 2015, from Mastercard International Incorporated to Stone Instituição de Pagamento (formerly Stone Pagamentos); the Summary of Licenses Granted, dated as of December  21, 2015; and Supplement to Mastercard License Agreement, effective as of April 19, 2016, between Mastercard International Incorporated and Stone Instituição de Pagamento (formerly Stone Pagamentos) (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.4
English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of November 3, 2017, between Elo Serviços S.A. and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos) (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2020).

4.5
Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos) (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

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

4.9†
English translation of the Supply Agreement (Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos) (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

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

4.14
English translation of the Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 99.1 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020)

4.15
English translation of the Amendment to the Association Agreement and Other Covenants, dated as of September 1, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

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

4.17
English translation of the Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Linx S.A. and STNE Participações. (incorporated herein by reference to Exhibit 99.2 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020).

4.18
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Nércio José Monteiro Fernandes, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.19
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alberto Menache, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.20
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alon Dayan, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.21
English translations of the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE Participações and Alberto Menache (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

8.1*	List of Subsidiaries.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young Auditores Independentes S.S.

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

101**
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2021 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

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

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this annual report:
“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).
“active client” includes MSMBs (micro, small and medium businesses) as well as Key Accounts. Considers a merchant that has completed at least one electronic payment transaction with us within the preceding 90 days, except for TON, where we consider merchants that have transacted at least once with us in the preceding 12 months.
“acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants.
“APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components, which, together with our SDKs and other tools, enables developers and resellers to create applications that can easily connect and integrate with our payment processing technology platform.
“APMs” means alternative payment methods, and includes any payment method used by customers that is not a credit or debit transaction involving a major payment scheme. APMs include, but are not limited to, local meal voucher schemes and payment slips (boletos).
“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Payment slips (boletos) can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A payment slips (boletos) can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform and merchant account can be used to pay payment slips (boletos).
“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).
“cardholder” means an applicant (either an individual or an entity) for a credit, prepaid or debit card that has been approved by a card issuer. The cardholder may use their card at any affiliated merchant.
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
“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).
“Customer retention rate” is the rate at which billings from existing subscriber customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (1) any increases or decreases in billing for pricing changes or (2) additional products or services provided to these existing subscribed customers.
“Digital” solutions concentrate our OMS, e-commerce platform and impulse solutions such as search, recommendation, reengagement and retargeting tools.
“DOC” means credit document (documento de crédito), a means of making an electronic transfer of funds used in Brazil.
“EdB” means our subsidiary, MNLT S.A., formerly MNLT Soluções de Pagamento S.A., which was formerly known as Elavon do Brasil Soluções de Pagamento S.A. prior to our acquisition of such entity on April 22, 2016 (the “EdB Acquisition”).
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
“FIDC AR1” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão de Credito—Stone, an FIDC launched by us in June 2017 in order to raise capital.
“FIDC AR2” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone II, an FIDC launched by us in November 2017 in order to raise capital.
“FIDC AR3” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone II, an FIDC launched by us in June 2020 in order to raise capital.
“FIDC AR4” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone IV, an FIDC launched by us in September 2021 in order to raise capital.
“FIDC Soma” means Soma Fundo de Investimento em Direitos Creditórios, an FIDC launched by the Company in October 2019 in order to provide credit solution to clients.
“FIDC Soma III” means Soma III Fundo de Investimento em Direitos Creditórios, an FIDC launched by the Company in December 2020 in order to provide credit solution to clients. The fund was liquidated in the fourth quarter of 2021 as we paused our credit disbursements.

“FIDC Soma IV” means Soma IV Fundo de Investimento em Direitos Creditórios, an FIDC launched by the Company in May 2021 in order to provide credit solution to clients. The fund was liquidated in the fourth quarter of 2021 as we paused our credit disbursements.
“FIDC TAPSO” means TAPSO—Fundo de Investimento em Direitos Creditórios, an FIDC launched by the Company to provide working capital solutions to clients.
“Financial Services” refers to the combination of our financial services solutions to clients, which include payments, digital banking, credit and insurance.

“gateway” means an online application that connects an e-commerce point of sale to the payment processor enabling online payment transactions.
“integrated partners” means PSPs, ISVs and marketplaces.
“interchange fee” means a fee paid by the acquirer to the card issuer (via the payment scheme settlors) for a transaction established in the scope of a payment scheme.
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
“MSMB” refers to micro, small and medium business.
“net merchant discount rate” (“net MDR”) means the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes.
“NPS” means Net Promoter Score and is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Stone Co. to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question.
“OMS” by using our OMS (Order Management System) technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS offers multichannel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage and generates more consumer traffic and increased sales.
“payment institution” means a legal entity that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in article 6, item III, of Law 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Central Bank has opted to narrow the definition of payment institutions as set out in Law 12,865/13 to include only those entities that can be classified into one of the following three categories: (1) issuer of electronic money (prepaid payment instruments), (2) issuer of postpaid payment instruments (e.g., credit cards), and (3) acquirers.

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
“Pix” is the instant payments ecosystem in Brazil developed and operated by the Central Bank and launched in November 2020, through which individuals and merchants can settle transactions and make purchases instantaneously on a 24/7 basis.
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
“recurring revenue” comprises revenues from monthly subscription fees that we charge our software customers (1) for using our software and (2) the fees we charge for ongoing technical support, help desk services, software hosting services, support teams and connectivity services. The fees (1) and (2) are charged together in a single contract, with an average duration of twelve months, subjected to automatic renewal.
“SCD” means Direct Credit Society (Sociedade de Crédito Direto), which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using its proprietary capital as a financial source for such transactions.
“SDK” means software development kit, which is typically a set of software development tools that allows for the creation of applications for software packages or frameworks, hardware platforms, computer or operating systems or similar development platforms.
“Software” is comprised of three main fronts, namely: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub and (iii) Financial Services, comprised of Linx’s sub-acquiring business and the result of financial solutions to our Software client base.
“SPB” or “Brazilian Payments System” (Sistema de Pagamentos Brasileiro) means all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Brazilian Federal Law No. 12,865/13 dated as of May 17, 2013, payment schemes and payment institutions.
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
“TON” is our solution that is more targeted towards micro merchants and smaller businesses.

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
Date: April 29, 2022

By:	/s/ Thiago dos Santos Piau
Name:	Thiago dos Santos Piau
Title:	Chief Executive Officer

By:	/s/ Marcelo Baldin
Name:	Marcelo Baldin
Title:	Vice President, Finance

Consolidated Financial Statements
StoneCo Ltd.
December 31, 2021 and 2020 and the three years ended December 31,2021 with report of Independent Registered Public Accounting Firm

Auditor Data Elements	Year ended December 31, 2021, December 31, 2020; and December 31, 2019
Auditor Name	Ernst & Young Auditores Independentes S.S
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2022 expressed an unqualified opinion thereon.

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
Revenue from transaction activities and other services, subscription services and equipment rental and financial income
Description of the Matter
As discussed in note 3.14 to the consolidated financial statements, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities and other services totaled R$1,626,853, while revenue from subscription services and equipment rental totaled R$1,071,932 and financial income related to discount fees for the prepayments to the client and financial income related to credit offered to the clients totaled R$1,877,683.

Auditing the Company’s revenue from transaction activities and other services, subscription services and equipment rental and financial income is complex, since such activities are processed through a complex information technology environment and multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgment. Management also applies significant judgment to determine the projections and underlying assumptions to estimate the future cash flows of credit offered to clients, which are accounted for as loans designated at fair value through profit or loss with its related fair value results being recorded as financial income.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, subscription services and equipment rental and financial income with discount fees for the prepayments to the clients and financial income related to the interests and fair value of credit offered to the clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.
To test revenue from transaction activities, subscription services and equipment rental, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value and testing the collection of cash for the transactions.
To test financial income, we performed audit procedures to test the fair value of loans designated at fair value through profit or loss including, among others, evaluation of the underlying assumptions and projections considered as well as the involvement of our valuation specialists to assist in the evaluation of methodologies and fair value model used by management; and we tested the mathematical accuracy of the Company’s calculations.
We also assessed the Company’s related disclosures in respect to its revenue from transaction activities and other services, subscription services and equipment rental and financial income in note 22 to the consolidated financial statements.
Business Combinations
Description of the Matter
As discussed in note 29.1.1 to the consolidated financial statements, the Company completed five acquisitions throughout 2021, including the acquisition of LINX S.A. which consideration transferred amounted to R$6,737,900, all accounted for as business combinations. The Company determined the fair value of net assets acquired and estimated contingent consideration, when applicable, using valuation models and assumptions about future business performance (including growth rates, market share and technology evolution curves), market conditions and interest rates. Those assumptions are subject to significant estimation uncertainty.
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

To test the fair value of the net assets acquired and liabilities assumed, our audit procedures included, among others, evaluating the Company's financial information forecast model and testing the significant assumptions used in such model; testing the completeness and accuracy of the underlying data; comparing the significant assumptions to historical actual results (where applicable); comparing significant assumptions to market and economic trends and to the assumptions used to value similar assets in past acquisitions; comparing significant assumptions against industry benchmarks; involving our valuation specialists to assist in the evaluation of methodologies and models used by management and evaluating those models against the respective purchase agreements. We also assessed the Company’s related disclosures in respect to its business combinations in note 29.1.1 to the consolidated financial statements.
Linx Goodwill Impairment assessment
Description of the Matter
As discussed in note 12.2 to the consolidated financial statements, as of December 31, 2021 the Company's goodwill related to Linx S.A. (“Linx”) business combination amounted R$5,037,584. The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if a change in circumstances or the occurrence of events indicates that a potential impairment exists.
Auditing Company’s Linx goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating unit utilizing a discounted cash flows model. In particular, the fair value estimate was sensitive to significant assumptions, such as changes in the weighted-average cost of capital, revenue growth rate and terminal value and business synergies, which are affected by expectations about future market or economic conditions, particularly those in emerging markets.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the significant assumptions described above along with the completeness and accuracy of the data used in the fair value estimates.
To test the management estimated fair value of cash generating unit, we performed audit procedures that included, among others, assessing valuation methodologies used by the Company, involving our valuation specialists to assist in testing the significant assumptions discussed above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry, market and economic trends and evaluated whether changes to the Company’s business model, customer base and product mix would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the cash generating units that would result from changes in the assumptions.
/s/ ERNST & YOUNG Auditores Independentes S.S.
We have served as the Company‘s auditor since 2016.
São Paulo, Brazil
March 17, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Internal Controls over Financial Reporting
We have audited StoneCo Ltd. (the “Company“) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying management’s annual report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Linx S.A and subsidiaries (“LINX”); SimplesVet Tecnologia S.A. (“SimplesVet”), VHSYS Sistema de Gestão S.A. (“VHSYS”); Trampolin Pagamentos S.A. (“Trampolin”), Collact Serviços Digitais Ltda. (“Collact”), which are included in the 2021 consolidated financial statements of the Company and constituted less than 18.6% of total assets as of December 31, 2021 and approximately 11.7% of the Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Linx, SimplesVet, Vhsys, Trampolin and Collact.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 17, 2022 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil
March 17, 2022

StoneCo Ltd.
Consolidated statement of financial position
As of December 31, 2020 and 2019
(In thousands of Brazilian Reais)

	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	5	4,495,645	2,446,990
Short-term investments	6	1,993,037	8,128,058
Financial assets from banking solution	26.6	2,346,474	714,907
Accounts receivable from card issuers	7	19,286,590	16,307,155
Trade accounts receivable	8	886,126	1,415,850
Recoverable taxes	9	230,558	56,365
Prepaid expenses		169,555	67,658
Derivative financial instruments assets	2 / 26.5	219,324	43,103
Other assets		332,864	94,738
		29,960,173	29,274,824
Non-current assets
Trade accounts receivable	8	59,595	382,106
Receivables from related parties	18.2	4,720	7,200
Deferred tax assets	10.2	431,755	138,697
Prepaid expenses		214,092	51,164
Other assets		141,693	85,571
Long-term investments	6	1,238,476	—
Investment in associates		66,454	51,982
Property and equipment	11	1,569,520	717,234
Intangible assets	12	8,370,313	1,039,886
		12,096,618	2,473,840

Total assets		42,056,791	31,748,664

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of financial position
As of December 31, 2020 and 2019
(In thousands of Brazilian Reais)

	Notes	2021	2020
Liabilities and equity
Current liabilities
Deposits from banking customers	26.6	2,201,861	900,454
Accounts payable to clients	13	15,723,331	8,848,038
Trade accounts payable	14	372,547	180,491
Loans and financing	17	2,578,755	1,184,737
Obligations to FIDC quota holders	17	1,294,806	1,960,121
Labor and social security liabilities	15	273,347	173,103
Taxes payable	16	176,453	106,835
Derivative financial instruments liabilities	26.5	23,244	16,233
Other liabilities		145,501	10,369
		22,789,845	13,380,381
Non-current liabilities
Accounts payable to clients	13	3,172	—
Loans and financing	17	3,556,460	524,363
Obligations to FIDC quota holders	17	932,368	2,414,429
Deferred tax liabilities	10.2	617,445	61,086
Provision for contingencies	19	181,849	10,150
Labor and social security liabilities	15	32,749	81,258
Other liabilities		348,457	284,972
		5,672,500	3,376,258

Total liabilities		28,462,345	16,756,639

Equity
Issued capital	20.1	76	75
Capital reserve	20.2	14,516,767	13,479,722
Treasury shares	20.3	(1,065,184)	(76,360)
Other comprehensive income		(35,792)	(5,002)
Retained earnings		96,214	1,455,027
Equity attributable to owners of the parent		13,512,081	14,853,462
Non-controlling interests		82,365	138,563
Total equity		13,594,446	14,992,025

Total liabilities and equity		42,056,791	31,748,664
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of profit or loss
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2021	2020	2019

Net revenue from transaction activities and other services	22	1,626,853	1,144,086	770,276
Net revenue from subscription services and equipment rental	22	1,071,932	388,033	331,565
Financial income	22	1,877,683	1,647,017	1,287,760
Other financial income	22	247,293	140,687	186,367
Total revenue and income		4,823,761	3,319,823	2,575,968

Cost of services		(1,713,828)	(769,946)	(426,961)
Administrative expenses		(813,341)	(392,476)	(285,788)
Selling expenses		(1,012,544)	(505,902)	(360,612)
Financial expenses, net		(1,269,058)	(339,844)	(353,451)
Mark-to-market on equity securities designated at FVPL		(1,264,213)	—	—
Other income (expenses), net		(185,894)	(177,056)	(57,691)
	23	(6,258,878)	(2,185,224)	(1,484,503)

Loss on investment in associates		(10,437)	(6,937)	(810)
Profit (loss) before income taxes		(1,445,554)	1,127,662	1,090,655

Current income tax and social contribution	10.1	(171,621)	(216,886)	(217,228)
Deferred income tax and social contribution	10.1	239,827	(73,330)	(69,232)
Net income (loss) for the year		(1,377,348)	837,446	804,195

Net income (loss) attributable to:
Owners of the parent		(1,358,813)	854,071	803,232
Non-controlling interests		(18,535)	(16,625)	963
Net income (loss) for the year		(1,377,348)	837,446	804,195
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	21	(R$ 4.40)	R$ 2.95	R$ 2.90
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	21	(R$ 4.40)	R$ 2.91	R$ 2.85
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of other comprehensive income
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2021	2020	2019

Net income (loss) for the year		(1,377,348)	837,446	804,195
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(200,084)	28,726	(15,062)
Changes in the fair value of listed securities at fair value through other comprehensive income		—	—	(1)
Exchange differences on translation of foreign operations		4,651	(410)	—
Changes in the fair value of cash flow hedge - bonds hedge	26.6	(54,144)	—	—
Unrealized loss on cash flow hedge - highly probable future imports	26.5 (b)	1,512	(1,512)	—
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Effects IAS 29 in hyperinflationary economies		2,481	—	—
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6 (b)	216,466	40,336	(938)
Other comprehensive income (loss) for the year, net of tax		(29,118)	67,140	(16,001)

Total comprehensive income (loss) for the year, net of tax		(1,406,466)	904,586	788,194

Total comprehensive income (loss) attributable to:
Owners of the parent		(1,389,603)	921,404	787,231
Non-controlling interests		(16,863)	(16,818)	963
Total comprehensive income (loss) for the year, net of tax		(1,406,466)	904,586	788,194
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of changes in equity
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings	Total	Non-controlling interest	Total

Balance as of December 31, 2018		62	5,440,047	(223,676)	—	135,502	5,351,873	—	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Net income for the year		—	—	—	—	—	—	—	—	803,232	803,232	963	804,195
Other comprehensive income for the year		—	—	—	—	—	—	—	(16,001)	—	(16,001)	—	(16,001)
Total comprehensive income		—	—	—	—	—	—	—	(16,001)	803,232	787,231	963	788,194
Repurchase of shares		—	—	—	—	—	—	(90)	—	—	(90)	—	(90)
Share-based payments		—	—	—	—	30,786	30,786	—	—	—	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests		—	—	—	61,127	—	61,127	—	—	—	61,127	—	61,127
Dividends paid		—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income for the year		—	—	—	—	—	—	—	—	854,071	854,071	(16,625)	837,446
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	67,333	—	67,333	(193)	67,140
Total comprehensive income		—	—	—	—	—	—	—	67,333	854,071	921,404	(16,818)	904,586
Capital increase		13	7,872,541	—	—	—	7,872,541	—	—	—	7,872,554	—	7,872,554
Transaction costs		—	(39,964)	—	—	—	(39,964)	—	—	—	(39,964)	—	(39,964)
Share-based payments		—	—	—	—	31,296	31,296	—	—	—	31,296	212	31,508
Issuance of shares for business acquisition		—	34,961	—	—	—	34,961	—	—	—	34,961	—	34,961
Repurchase and cancelation of shares		—	—	—	—	(91)	(91)	—	—	—	(91)	—	(91)
Repurchase of shares		—	—	—	—	—	—	(76,270)	—	—	(76,270)	—	(76,270)
Cash proceeds from noncontrolling interest		—	—	135,055	—	—	135,055	—	—	—	135,055	95,843	230,898
Dilution non-controlling interest		—	—	2,138	—	—	2,138	—	—	—	2,138	(2,138)	—
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	61,720	61,720
Others		—	—	—	—	—	—	—	—	—	—	22	22
Dividends paid		—	—	—	—	—	—	—	—	—	—	(904)	(904)
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the year		—	—	—	—	—	—	—	—	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income for the year		—	—	—	—	—	—	—	(30,790)	—	(30,790)	1,672	(29,118)
Total comprehensive income		—	—	—	—	—	—	—	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares	20.3	—	—	—	—	—	—	(988,824)	—	—	(988,824)	—	(988,824)
Issuance of shares for purchased non-controlling interests	27	1	517,740	(209,330)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Issuance of shares for business combination	20.2	—	—	619,362	—	—	619,362	—	—	—	619,362	—	619,362
Non-controlling interests arising on a business combination	27	—	—	—	—	—	—	—	—	—	—	41,843	41,843
Share-based payments		—	—	—	—	133,121	133,121	—	—	—	133,121	33	133,154
Transaction costs from subsidiaries		—	—	(23,848)	—	—	(23,848)	—	—	—	(23,848)	—	(23,848)
Sale of subsidiary	27	—	—	—	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,967)	(2,967)
Cash proceeds from non-controlling interest		—	—	—	—	—	—	—	—	—	—	893	893
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of December 31, 2021		76	13,825,325	299,701	61,127	330,614	14,516,767	(1,065,184)	(35,792)	96,214	13,512,081	82,365	13,594,446
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated statement of cash flows
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais)

	Notes	2021	2020	2019

Operating activities
Net income (loss) for the year		(1,377,348)	837,446	804,195
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	11.1	507,369	256,294	163,396
Deferred income tax and social contribution	10.1	(239,827)	73,330	69,232
Loss on investment in associates		10,437	6,937	810
Interest, monetary and exchange variations, net		(735,125)	(283,899)	110,744
Provision for contingencies	19	4,263	2,259	9,420
Share-based payments expense		133,154	31,508	30,787
Allowance for expected credit losses		71,972	35,632	33,926
Loss on disposal of property, equipment and intangible assets	28	136,104	52,658	14,639
Effect of applying hyperinflation		2,040	—	—
Loss on sale of subsidiary		12,746	—	—
Fair value adjustment in financial instruments at FVPL		2,570,418	(12,461)	(17,446)
Fair value adjustment in derivatives		104,979	(5,758)	(12,099)
Remeasurement of previously held interest in subsidiary acquired	29.1.3	(15,848)	(2,992)	—
Working capital adjustments:
Accounts receivable from card issuers		(2,993,411)	(2,081,945)	(4,779,467)
Receivables from related parties		1,050	8,688	(1,132)
Recoverable taxes		(238,127)	(18,624)	(67,791)
Prepaid expenses		(260,090)	(106,359)	2,603
Trade accounts receivable, banking solutions and other assets		244,181	(1,362,356)	(284,982)
Accounts payable to clients		4,276,349	1,379,099	245,866
Taxes payable		247,399	270,014	238,967
Labor and social security liabilities		(37,373)	109,953	39,713
Provision for contingencies		(10,180)	(2,193)	(1,098)
Trade accounts payable and other liabilities		40,768	31,790	(3,434)
Interest paid		(299,666)	(177,589)	(268,453)
Interest income received, net of costs		1,578,870	1,172,781	1,191,136
Income tax paid		(128,202)	(157,729)	(171,313)
Net cash (used in) / provided by in operating activities		3,606,902	56,484	(2,651,781)

Investing activities
Purchases of property and equipment		(1,082,990)	(372,138)	(333,568)
Purchases and development of intangible assets		(215,681)	(82,965)	(66,381)
Acquisition of subsidiary, net of cash acquired		(4,737,410)	(247,429)	—
Sale of subsidiary, net of cash disposed of		(36)	—	—
Proceeds from (acquisition of) short-term investments, net		5,370,958	(5,069,142)	(21,930)
Acquisition of equity securities		(2,480,003)	—	—
Disposal of short- and long-term investments – equity securities		209,324	—	—
Proceeds from the disposal of non-current assets		100	7,127	1,104
Acquisition of interest in associates		(41,459)	(44,424)	(16,789)
Net cash used in investing activities		(2,977,197)	(5,808,971)	(437,564)

Financing activities
Proceeds from borrowings	17	11,700,297	3,996,820	2,958,838
Payment of borrowings		(7,252,226)	(5,381,130)	(801,849)
Payment to FIDC quota holders		(2,767,552)	(2,059,500)	—
Proceeds from FIDC quota holders	17	584,191	2,716,138	1,640,000
Payment of leases	17	(83,610)	(41,373)	(38,023)
Capital increase, net of transaction costs		—	7,832,590	—
Repurchase of shares	20.3	(988,824)	(76,361)	(90)
Acquisition of non-controlling interests		(1,265)	(1,012)	(923)
Transaction with non-controlling interests	20.3	230,500	—	—
Dividends paid to non-controlling interests		(2,967)	(904)	(4)
Cash proceeds from non-controlling interest	27	893	230,898	—
Net cash provided by financing activities		1,419,437	7,216,166	3,757,949

Effect of foreign exchange on cash and cash equivalents		(487)	14,969	1,809
Change in cash and cash equivalents		2,048,655	1,478,648	670,413

Cash and cash equivalents at beginning of year	5	2,446,990	968,342	297,929
Cash and cash equivalents at end of year	5	4,495,645	2,446,990	968,342
Change in cash and cash equivalents		2,048,655	1,478,648	670,413
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.
The Company is controlled by HR Holdings, LLC, which owns 57.6% of voting power, whose ultimates parents are an investment fund, the VCK Investment Fund Limited SAC A, and a trust duly organized, the Old Bridges Trust, each one owned by the co-founders of the Company. The individual Company’s shares are publicly traded on Nasdaq (STNE) and depositary receipts (BDRs) representing the Company’s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).
The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.
The consolidated financial statements were approved by the Audit Committee on a meeting held on March 16, 2022.
1.1.    2019 Follow-on
On April 1, 2019 the Company filed a follow-on prospectus, declared effective by the Securities and Exchange Commission (“SEC”) on April 2, 2019, in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.
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
The Company used the net proceeds from the Offering to finance the acquisition of Linx S.A (Note 1.3), and to pay related fees and expenses, as well as for general corporate purposes.
1.3.    Linx acquisition
On November 17, 2020, Linx S.A. (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”), that holds our software investments business, and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 01, 2021.
Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to us in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated proportionally according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.
The redemption mentioned above was adjusted by a Linx’s intermediary dividend payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet as of December 31, 2020, in the amount of R$100,000 (one hundred million reais), corresponding to R$0.5636918 per share. On the date of the dividend approval, we already had Linx’s shares classified as Short-term investments, so it received an amount of R$20,129 as dividends, recognized in Other income (expenses), net.
For further information, see Note 29.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
2.    Group information
2.1.    Subsidiaries
Our consolidated financial statements of include the following subsidiaries and structured entities:

Entity name	Principal activities	% Group's equity interest
		December 31, 2021	December 31, 2020

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”) (Note 27 (a))	Merchant acquiring	100.00	67.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) (b)	Merchant acquiring	100.00	—
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Financial assets register	100.00	100.00
MAV Participações S.A.	Technology services	100.00	100.00
MLabs Software S.A. (“MLabs”) (Note 29.2)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A. (“Questor”) (Note 29.2)	Technology services	50.00	50.00
Sponte Informática S.A. (“Sponte”) (Note 29.2)	Technology services	90.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 29.1)	Technology services	50.00	—
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 29.1)	Technology services	50.00	—
Trampolin Pagamentos S.A. (“Trampolin”) (Note 29.1)	Technology services	100.00	—
Mundipagg Tecnologia em Pagamentos S.A. (“Mundipagg”) (c)	Technology services	—	99.70
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (a)	Technology services	—	58.10
Linx S.A. (“Linx”) (Note 29.1)	Technology services	100.00	—
Linx Sistemas e Consultoria Ltda. (b)	Technology services	100.00	—
Linx Telecomunicações Ltda. (b)	Technology services	100.00	—
Napse S.R.L. (“Napse Group”) (b)	Technology services	100.00	—
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”) (b)	Technology services	100.00	—
Synthesis IT Peru S.A.C. (“Napse Group”) (b)	Technology services	100.00	—
Synthesis Holding LLC. (“Napse Group”) (b)	Technology services	100.00	—
Synthesis US LLC (“Napse Group”) (b)	Technology services	100.00	—
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”) (b)	Technology services	100.00	—
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”) (b)	Technology services	100.00	—
Mercadapp Soluções em Software Ltda. (b) (d)	Technology services	100.00	—
Hiper Software S.A. (b)	Technology services	100.00	—
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC	Processing card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Brokers services	100.00	100.00
Stone Seguros S.A (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. (e)	Service provider	100.00	—
Stone Logística Ltda.	Logistic services	100.00	100.00
Collact Serviços Digitais Ltda. (“Collact”) (Note 29.1) (f)	Customer relationship management	100.00	—
Stone Franchising Ltda.	Franchising management	100.00	99.99
Cappta S.A. (“Cappta”)	Electronic fund transfer	58.48	56.73
Ametista Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	—

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

Entity name	Principal activities	% Group's equity interest
		December 31, 2021	December 31, 2020

Esmeralda Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	—
Diamante Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	—
Safira Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	—
TAPSO FIDC (“FIDC TAPSO”)	Investment fund	100.00	100.00
TAPSO FIDC II (“FIDC TAPSO II”)	Investment fund	100.00	—
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Investment fund	100.00	100.00
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) (b)	Investment fund	100.00	—
MPB Capital LLC	Investment company	100.00	100.00
DLP Capital LLC	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Holding company	100.00	100.00
STNE Participações S.A.	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A.	Holding company	100.00	100.00
VittaPar LLC. (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd	Holding company	53.05	53.05

(a)
On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital shareholding, for the total price of R$1, thus withdrawing from Linked’s shareholders. The Group derecognized all Linked’s assets and liabilities, including goodwill at acquisition and non‑controlling interests in the subsidiary, resulting in R$12,746 of losses with the disposal.

(b)	Linx’s subsidiaries acquired by the Group through business combination with Linx (see details in Note 29.1).
(c)	Mundipagg was merged into Pagar.me on September 1, 2021.
(d)	Mercadapp was merged into Linx Sistemas on January 1st, 2022.
(e)	On February 3, 2021, StoneCo Pagamentos UK Ltd was formed to provide technical risk management services to StoneCo's group companies.
(f)	Collact was merged into Stone Instituição de Pagamento (formerly Stone Pagamentos) on January 1st, 2022.
The Group holds options to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$9,044 (2020 – R$ nil) were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.
2.2.    Associates

		% Groups's equity interest
Entity name	Principal activities	December 31, 2021	December 31, 2020

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
APP Sistemas S.A. (“APP”)(a)	Technology services	20.00	—
VHSYS Sistema de Gestão S.A. ("VHSYS")(d)	Technology services	—	33.33
Collact Serviços Digitais Ltda. (“Collact”)(b)	Custom relationship management	—	25.00
Delivery Much Tecnologia S.A. (“Delivery Much”)(c)	Food delivery marketplace	29.50	22.64

(a)
On August 20, 2021, the Group acquired a 20% interest in APP, a private company based in the State of São Paulo, Brazil, for R$1,641 through a loan agreement conversion. APP develops software directed to hotel segment, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30% interest in APP.

(b)
On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% additional interest. For more details, see Note 29.1.

(c)	On February 23, 2021, the Group acquired additional 6.85% interest in Delivery Much through capital increase of R$34,998. The initial acquisition occurred in 2020.
(d)	On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. For more details, see Note 29.1.
The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and no amounts in 2021 were recorded (2020 - R$7,220) in the consolidated statement of financial position as an asset under Derivative financial instruments.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.    Significant accounting policies
3.1.    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, except for some short and long-term investments, accounts receivable from card issuers, some trade accounts receivable, derivative financial instruments and other liabilities related to contingent consideration and provision of contingencies under business combinations that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$000), except when otherwise indicated.
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
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.
Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders.”
The Note 2.1 presents the list of the subsidiaries which is consolidated by the Company.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.2.1.    Consolidation of a structured entity
Usually, the controlling of an investee is determined by the voting or similar rights of the investor. In some cases, the voting or similar rights of the investor on the investee is not the decisive factor to characterize the control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the voting rights on structured entities relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.
Based on the contractual terms, the Group identified that some investments meet the definition of a structured entity under IFRS 10 – Consolidated Financial Statements and that controls these investments. See Note 4.7 for further details.
3.3.    Segment information
The information by segment is prepared and disclosed based on internal reports made available to Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), who are chief operating decision-maker (“CODM”) of the Group. The group presents two reportable segments, StoneCo and Linx, for further details the information is available in Note 30.
3.4.    Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, and readily convertible into cash.
3.5.    Foreign currency translation
3.5.1.    Financial statements in foreign currencies
The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.
For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Company’s subsidiaries is also the Brazilian real, except for Creditinfo Caribbean and Napse Group, which have their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) an average exchange rate for profit or loss for each month, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in OCI.
3.5.2.    Transactions in foreign currencies
Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot rate at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers and from the translation of the Group’s financial instruments denominated in foreign currencies.
3.6.    Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group’s financial assets at amortized cost includes trade accounts receivable, other assets, loans to customers included in Trade accounts receivable originated from July 01, 2021 and receivables from related parties.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.6.1.2.2. Financial assets at FVOCI (debt instruments)
For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and includes a single financial asset, which is accounts receivable from card issuers.
3.6.1.2.3. Financial assets at FVOCI (equity instruments)
Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.
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
The Group elected to classify irrevocably some of their equity investments under this category, included in long-term investments.
3.6.1.2.4.    Financial assets at FVPL
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.
This category includes (i) bonds, investment funds and some equity investments under short-term investments and long-term investments, which the Group had not irrevocably elected to classify at FVOCI, (ii) derivative financial instruments, and (iii) loans to customers included in Trade accounts receivable originated until June 30, 2021 which the Group has irrevocably elected to classify as FVPL.
3.6.1.3.    Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The derecognition of a financial asset by the Group occurs manly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under ¨Financial expenses, net¨.
3.6.1.4.    Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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
3.6.2.2.    Subsequent measurement
The measurement of financial liabilities depends on their classification, as described as follows.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
3.6.4.    Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.”
If the hedged item is a highly probable forecast transaction (see Note 26.5) and this transaction materializes, resulting in the recognition of a non-financial asset, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related non-financial asset. If this transaction does not materialize, the amount that has been accumulated in the cash flow hedge reserve is immediately recognized in the statement of profit or loss, in “Financial expenses, net.”
If the hedged item is a financial instrument measured at amortized cost (Note 26.6) using the EIR method the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the income statement. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net,” following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss on the liquidation of the hedging instrument.
3.7.    Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.
3.7.1.    Group as lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
3.7.1.1.    Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Estimated useful lives (years)

Offices	1-10
Vehicles	1-3
Equipment	2-10
Software	2-5
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
3.7.1.3.    Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, Pin Pads & POS (Point of Sale), software, vehicles and other equipment (contracts that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$5,000, as recommended by IASB). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.
3.7.2.    Group as lessor
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
The Group has cancelable month-to-month lease contracts of Pin Pads & POS to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.8.    Property and equipment
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3-10
Facilities	3-14
Property	34
Furniture and fixtures	3-10
Machinery and equipment	5-14
Vehicles and airplanes	2-10
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under “Disposal of property and equipment” Pin Pads & POS held by customers that are not being used in the last 180 or 360 days, depending on the category of customer. In 2021 the useful life was reviewed and there was no change, as described in Note 4.2.
3.9.    Intangible assets, other than goodwill
3.9.1.    Software and development costs – initial recognition
Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets along the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.
3.9.2.    Other intangible assets – initial recognition
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.
3.9.3.    Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2021 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.
The carrying amount of an intangible asset is composed by their cost net of accumulated amortization and any impairment losses recognized.
The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives for the intangible assets are shown below:

Estimate useful life (years)

Software	3-10
Customer relationship	2-34.5
Trademarks and patents	7-20
Non-compete agreement	5
Licenses	1-5
Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss. In 2021 the useful life was reviewed and there was no change, as described in Note 4.2.
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
3.10.1.    Additional considerations about impairment on goodwill
Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group. The goodwill is allocated to each of the acquirer’s CGU, or groups of CGUs, that is expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.
The Group tests whether goodwill has suffered any impairment on an annual basis, ever at December 31 of each year, and when circumstances indicate that the goodwill carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods. See Note 12.2 for a discussion of the model and key assumptions.
3.10.2.    Additional considerations about impairment on other non-financial assets
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase in the equity.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
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
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss along the time in which the economic benefits associate with the prepayment flow to the entity.
As of December 31, 2021, the total is mainly represented by prepaid media to the Globo group in the amount of R$294,953. Under the terms of the agreement the amount is available to place media until 2025.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”) (a)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00% - 5.00%	—	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)
PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 22) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 9) and are offset on a monthly basis against Taxes payable (Note 16) and presented net, as the amounts are due to the same tax authority.

(b)
ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 22) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)
INSS is a social security charge levied on wages paid to employees. The subsidiaries Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
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
The revenue from contracts with clients of the Company is presented as follows.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Other services mainly comprises:
i)    Membership fee charged from customers of specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. The revenue is recognized at agreement inception, which is the moment when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;
ii)    Fee charged from customers due to services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by Stone), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, payment slips (boletos) paid, withdrawals, recharge and others transactions). The revenue is recognized at each transactions date.
3.14.1.2.    Subscription services and Equipment rental
The Group provides (i) subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure, and revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services, (ii) non-recurring services, that involves implementation services, including personalization, training, software licenses and other services, (iii) revenue from royalties of software licenses, and (iv) operating leases of electronic capture equipment to clients.
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
The Group’s non-recurring revenues are recognized in proportion to the stage of completion of the service, and revenue from royalties are recognized when (i) it is determined when all risks and rewards of the license are transferred upon the availability of the software and (ii) the amount may be reliably measured, and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.
The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.
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
3.14.1.4.    Costs to obtain and fulfill a contract
The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2021, the Group had a carrying amount of R$215,663 (2020 – R$90,832) recognized under Other assets and R$101,008 (2020 – R$36,737) as amortization recognized in the statement of profit or loss.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.14.2.Financial income
Comprised mainly of:
(i)discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid;
(ii)interest income on loans; and
(iii)fair value adjustment on loans to customers included in Trade accounts receivable and designated at FVPL until June 30, 2021.
3.14.3.Other financial income
Mainly comprised of interest generated by short-term investments, indexed to fixed and floating rates.
3.15.    Financial expenses, net
Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund FIDC quota holders, and other debt structures, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.
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
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 21.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
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
3.18.    Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.
The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and contracts a specialized independent consultancy to prepare an assessment report to the assets acquired and liabilities assumed at fair value. When the works are completed by the independent consultancy, the Company recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriated.
Subsequent to the initial recognition of Property and equipment and Intangible assets identified, the Company accounts the depreciation and amortization by the method and useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.
Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (see Notes 3.10.1 and 12.2 for more details).
3.19.    Investment in associates
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.
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
In case of loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.
None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.
The Note 2 presents the list of the Group’s associates.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.20.    IAS 29 Accounting and reporting standard in highly hyperinflationary economy
Considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29) is mandatory to the subsidiary Napse S.R.L., located in Argentina.
Pursuant to IAS 29, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.
The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date.
IAS 29 is applicable after Linx acquisition, as stated in Notes 1.3 and 29 of the financial statements.
3.21.    Deferred revenue
As a result of the Linx acquisition, the Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities.”
Also, the Group records deferred revenue related to services paid by the clients but to be executed in the future from the conclusion of the contract with the client. The amount related to services paid by the client but to be executed in the future is recognized in the statement of financial position as deferred revenue under “Other liabilities.”
The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss along the time in which the promised services are executed.
3.22.    New standards and amendments to standards and interpretations
3.22.1.    New standards and amendments to standards and interpretations adopted
Several amendments and interpretations apply for the first time in 2021, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The analysis of the application of the amendments to standards and interpretations to the Group are discussed below.
3.22.1.1.    Amendment to IFRS 16 – extension of the practical expedient applied to COVID-19 related rent concessions
In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the IASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022.
The Group has adopted the amendments on its effective date, April 1, 2021 and had no material impacts recognized in its financial statements.
3.22.1.2.    Interest amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – phase 2
Reform of the Reference Interest Rate with treatment of changes in cash flows, hedge accounting requirements and disclosures.
In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The Group has evaluated the content of this pronouncement and does not expect to have a significant impact on its financial statements.
3.22.2.    New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
3.22.2.1.    Amendments to IAS 1: classification of liabilities as current or non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement;
•That a right to defer must exist at the end of the reporting period;
•That classification is unaffected by the likelihood that an entity will exercise its deferral right;
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.22.2.2.    Reference to the conceptual framework – amendments to IFRS 3
In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.
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
3.22.2.3.    Onerous contracts – costs of fulfilling a contract – amendments to IAS 37
In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.
The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.22.2.4.    IFRS 9 – Financial instruments – fees in the ‘10 per cent’ test for derecognition of financial liabilities
As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on its consolidated financial statements by applying these amendments.
3.22.2.5.    Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction
These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.
In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group will apply the amendments for applicable transactions, on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have any impact on its consolidated financial statements by applying these amendments.
3.22.2.6.    IFRS 17 – insurance contracts
This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.22.2.7.    Proceeds before intended use – amendments to IAS 16
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment (PP&E), any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.22.2.8.    Narrow scope amendments to IAS 1, practice statement 2 and IAS 8
In February 2021, the Board issued amendments to IAS 1, IFRS Practice Statement 2 Making Materiality Judgements (the PS) and to IAS 8. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
3.22.2.9.    IAS 41 - Taxation in fair value measurements
The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The IAS 41 is not applicable to the Group’s consolidated financial statements.
3.22.2.10. First-time adoption of international financial reporting standards
The amendment to IFRS 1 simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply the amendments for applicable transactions, on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on the its consolidated financial statements by applying these amendments.
4    Significant judgments, estimates and assumptions
The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. The effective results may differ from these estimates.
The judgments, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of matter differences between the estimative and effectives results in the future. Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are described as follows.
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
4.1.2.    Trade accounts receivable
The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (i.e., by product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).
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
The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 7 and 8 respectively.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group evaluate the useful life of Property and equipment and Intangible assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the period ended December 31, 2021.
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
4.4.    Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If an indication was verified, the Group realize the impairment test. For the intangible assets with indefinite useful lives and goodwill, the Group tests these assets for impairment annually at the level of the CGU, in addition to when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.
The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 12.
4.5.    Deferred income tax and social contribution
Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. A significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.
4.6.    Provisions for contingencies
Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any cash outflow.
4.7.    Consolidation of structured entities
The Group considers the FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO to be structured entities as defined by IFRS 10. The participation of the Group in each of them is stated as follows:

	Subordinated quotas – held by the Group	Senior and/or mezzanine quotas – held by third parties

FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC TAPSO II	100% of the total outstanding quotas	None
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	100% of the total outstanding quotas	None

Single class of quotas

FIC FIM STONECO	100% held by the Group
Retail Renda Fixa	100% held by the Group
The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2021, the structured entities FIDC SOMA IV and Santander Moving Tech RF Referenciado DI CP FI were closed.
In accordance with IFRS 10, the Group concluded it controls FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 17 for further details.
4.8.    Fair value measurement of financial instruments
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.
4.9.    Incremental borrowing rate estimate on leases
The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to obtain a borrowing over a similar term, and with a similar security, for acquire an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
4.10.    Expected life of merchants estimate on equipment rental
The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with the Group.
4.11.    Estimate of intangible assets, their useful life and contingent consideration on business combination
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies. For more details about the application of these estimates on business combination, please refer to Note 29.
4.12.    Trade accounts receivable carried at amortized cost
Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.
After Linx acquisition, the Group carries Linx Pay’s accounts receivable from card issuers at amortized cost.
4.12.1.    Loans to customers originated from July 1st, 2021 carried at amortized cost
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.
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
The loans to customers originated from July 1, 2021, included in Trade accounts receivable, are held to collect payments of principal and interest and meet the SPPI test and as such are accounted for at amortized cost.
Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
5.     Cash and cash equivalents

	2021	2020

Denominated in R$	4,431,019	2,370,414
Denominated in US$	64,593	76,576
Denominated in other foreign currencies	33	—
	4,495,645	2,446,990

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
6.     Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021
Bonds (a)	645,826	1,336,344	—	—	1,982,170
Equity securities (b)	—	—	1,215,791	22,685	1,238,476
Investment funds (c)	—	10,867	—	—	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2020
Bonds (a)	675,599	6,464,154	—	—	7,139,753
Equity securities (b)	970,353	7,816	—	—	978,169
Investment funds (c)	—	10,136	—	—	10,136
	1,645,952	6,482,106	—	—	8,128,058

(a)
Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$344,032, R$1,336,344 and R$301,794 (2020 – R$465,538, R$6,463,986 and R$210,229) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2021, bonds of listed companies are mainly indexed to fixed rates in US$ and hedged to Brazilian reais using a cross-currency interest rate swap (Note 26.6). Liquidity risk is minimal.

(b)
Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2021 was determined based on recent negotiations of the securities.
•Assets at FVPL:
On May 24, 2021, the Group signed a definitive investment agreement with Banco Inter S.A. (“Banco Inter”), a leading and fast-growing digital bank in Brazil which allowed the Group to invest up to R$2,480,003 in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”). As part of the Investment, the Group acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine. We understand that the investment does not allow us to have significant influence on Banco Inter, so the investment is classified as fair value through profit or loss.
The change in fair value of equity securities at FVPL for December 31, 2021 was a loss of R$1,264,213, which was recognized in the statement of profit or loss.
•Assets as FVOCI:
On December 31, 2021, comprised mainly of ordinary shares in entities that are not traded in an active market (December 31, 2020 - comprised mainly of listed Linx shares that subsequently upon the business combination are considered part of the consideration paid).
The change in fair value of equity securities at FVOCI for the year ended December 31, 2021 was R$216,466 (2020 – R$40,336 and 2019 - R$(938)), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian reais and U.S. dollars.
7.    Accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2021	2020

Accounts receivable from card issuers (a)	18,865,658	16,031,948
Accounts receivable from other acquirers (b)	436,035	287,972
Allowance for expected credit losses	(15,103)	(12,765)
	19,286,590	16,307,155

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
As of December 31, 2021, R$2,363,476 of the total Accounts receivable from card issuers are held by FIDC AR III (December 31, 2020 – R$4,437,285 held by FIDC AR II and FIDC AR III). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$451,618 (December 31, 2020 – R$450,217) guarantee the liability with debentures.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2021	2020

At January 1	12,765	7,236
Charge for the year	8,820	6,626
Reversal	(6,482)	(1,097)
At December 31	15,103	12,765
Impairment and risk exposure
In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 3.6.1.4 and 4.1.1 for further details.
Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 26.
8.    Trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	2021	2020

Loans designated at FVPL (a)	511,240	1,646,685
Accounts receivable from subscription services	232,109	13,591
Accounts receivable from equipment rental	159,771	113,446
Allowance for expected credit losses	(80,418)	(32,463)
Chargeback	26,783	15,378
Others trade accounts receivable	96,236	41,319
	945,721	1,797,956
Current	886,126	1,415,850
Non-current	59,595	382,106

(a)
The Group has irrevocably elected to classify loans originated until June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III. The Company changed its business model, and therefore, loans originated since July 1st, 2021 are valued at amortized cost, as disclosed in Note 4.12.1.

The Group records an allowance for expected credit losses of trade accounts receivable based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 3.6.1.4 and 4.1.1 for further details.
The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2021	2020

At January 1	32,463	23,656
Business combination (a)	10,401	—
Charge for the year	73,510	30,372
Reversal	(3,876)	(269)
Write-off	(32,080)	(21,296)
At December 31	80,418	32,463

(a)	Refers to Linx acquisition (Note 29.1).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
9.    Recoverable taxes

	2021	2020

Withholding income tax on finance income (a)	86,340	22,276
Income tax and social contribution	79,640	—
Others withholding income tax	30,454	17,137
Contributions over revenue (b)	25,532	14,922
Other taxes	8,592	2,030
	230,558	56,365

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.
10.    Income taxes
Income taxes are comprised of taxation over operations in Brazil and abroad, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.
10.1.    Reconciliation of income tax expense
The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Profit (loss) before income taxes	(1,445,554)	1,127,662	1,090,655
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	491,488	(383,405)	(370,823)

Additions (exclusions):
Mark-to-market on equity securities designated at FVPL	(429,832)	—	—
Gain (loss) from entities not subject to the payment of income taxes	3,931	98,376	47,782
Other permanent differences	4,325	(4,777)	6,039
Equity pickup on associates	(3,548)	(2,359)	(275)
Unrecorded deferred taxes	(40,165)	(31,531)	(2,030)
Use of tax losses previously unrecorded	—	—	5,163
Unrealized gain on previously held interest on acquisition	6,161	1,017	—
Interest payments on net equity	5,933	12,276	10,102
Previsouly unrecognized deferred income tax (temporary differences and tax losses)	22,492	—	—
R&D Tax Benefits	4,688	13,107	8,188
Other tax incentives	2,733	7,080	9,394
Total income tax and social contribution benefit/(expense)	68,206	(290,216)	(286,460)
Effective tax rate	5%	26%	26%

Current income tax and social contribution	(171,621)	(216,886)	(217,228)
Deferred income tax and social contribution	239,827	(73,330)	(69,232)
Total income tax and social contribution benefit/(expense)	68,206	(290,216)	(286,460)

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
10.2    .Changes in deferred income taxes
Net changes in deferred income taxes relate to the following:

	2021	2020

At January 1	77,611	182,094
Assets at FVOCI	102,295	(14,020)
Additions arising from business combinations	(605,423)	(17,133)
Amounts recognized in income statement:
Losses available for offsetting against future taxable income	160,287	(39,949)
Tax credit carryforward	(12,377)	51,063
Tax deductible goodwill	(12,225)	(12,226)
Share-based compensation	8,457	6,535
Temporary differences under FIDC	(3,020)	1,563
Amortization of assets arising from business combinations	27,872	8,981
Assets at FVPL	70,705	(69,357)
Technological innovation benefit	(3,061)	(5,968)
Others	3,189	(13,972)
At December 31	(185,690)	77,611
10.3.    Deferred income taxes by nature
Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the year.

	2021	2020

Losses available for offsetting against future taxable income	244,868	84,581
Deferred tax on other temporary differences	73,618	85,995
Assets at FVOCI	127,335	25,040
Tax deductible goodwill	36,676	48,901
Share-based compensation	41,150	32,693
Temporary differences under FIDC	(69,556)	(66,536)
Deferred income taxes arising from business combinations	(616,665)	(39,113)
Assets at FVPL	(4,583)	(75,288)
Technological innovation benefit	(18,493)	(15,432)
Others	(40)	(3,230)
Deferred tax, net	(185,690)	77,611
10.4.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$104,920 (December 31, 2020 – R$36,906) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
11.    Property and equipment
11.1.    Changes in Property and equipment

	Balance at 12/31/2020	Additions	Disposals (a)	Transfers	Effects of hyperinflation (IAS 29)	Business combination	Balance at 12/31/2021

Cost
Pin Pads & POS	736,775	851,106	(107,555)	—	—	17,945	1,498,271
IT equipment	128,244	78,139	(4,229)	(2,747)	—	47,136	246,543
Facilities	40,524	14,011	(4,282)	2,818	(8)	37,123	90,186
Machinery and equipment	18,242	1,496	(126)	2,683	30	3,451	25,776
Furniture and fixtures	14,629	2,858	(819)	64	8	8,014	24,754
Vehicles and airplane	16,261	30,594	(13,058)	—	43	9,746	43,586
Construction in progress	81	20,197	(5,255)	(2,818)	—	1,873	14,078
Right-of-use assets - equipment	—	536	(854)	—	—	4,947	4,629
Right-of-use assets - Vehicles	20,007	13,670	(2,130)	—	—	—	31,547
Right-of-use assets - Offices	126,571	73,506	(35,144)	—	—	73,396	238,329
	1,101,334	1,086,113	(173,452)	—	73	203,631	2,217,699
Depreciation
Pin Pads & POS	(248,704)	(204,355)	14,713	—	—	—	(438,346)
IT equipment	(57,801)	(40,092)	2,340	—	—	—	(95,553)
Facilities	(17,180)	(9,306)	1,420	—	—	—	(25,066)
Machinery and equipment	(14,140)	(3,756)	35	—	—	—	(17,861)
Furniture and fixtures	(3,882)	(1,821)	187	—	—	—	(5,516)
Vehicles and airplane	(1,544)	(5,227)	4,273	—	—	—	(2,498)
Right-of-use assets - equipment	—	(505)	—	—	—	—	(505)
Right-of-use assets - Vehicles	(6,906)	(8,545)	1,264	—	—	—	(14,187)
Right-of-use assets - Offices	(33,943)	(37,023)	22,319	—	—	—	(48,647)
	(384,100)	(310,630)	46,551	—	—	—	(648,179)
Property and equipment, net	717,234	775,483	(126,901)	—	73	203,631	1,569,520

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business combination	Balance at 12/31/2020

Cost
Pin Pads & POS	512,933	327,149	(66,131)	(37,176)	—	736,775
IT equipment	91,656	35,642	(3,487)	—	4,433	128,244
Facilities	22,742	5,680	(18)	10,635	1,485	40,524
Machinery and equipment	16,671	983	(47)	—	635	18,242
Furniture and fixtures	10,488	2,687	(110)	562	1,002	14,629
Vehicles and airplane	90	16,033	—	—	138	16,261
Construction in progress	1,020	10,280	(22)	(11,197)	—	81
Right-of-use assets - vehicles	10,395	15,098	(5,486)	—	—	20,007
Right-of-use assets - offices	104,891	37,042	(17,548)	—	2,186	126,571
	770,886	450,594	(92,849)	(37,176)	9,879	1,101,334
Depreciation
Pin Pads & POS	(141,297)	(119,310)	11,903	—	—	(248,704)
IT equipment	(35,700)	(21,362)	1,644	—	(2,383)	(57,801)
Facilities	(11,769)	(4,869)	6	—	(548)	(17,180)
Machinery and equipment	(9,114)	(4,630)	14	—	(410)	(14,140)
Furniture and fixtures	(2,161)	(1,408)	25	—	(338)	(3,882)
Vehicles and airplane	(57)	(1,363)	—	—	(124)	(1,544)
Right-of-use assets - vehicles	(3,882)	(8,256)	5,232	—	—	(6,906)
Right-of-use assets - offices	(18,299)	(24,137)	9,149	—	(656)	(33,943)
	(222,279)	(185,335)	27,973	—	(4,459)	(384,100)

Property and equipment, net	548,607	265,259	(64,876)	(37,176)	5,420	717,234

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
11.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2021	2020	2019

Cost of services	299,240	162,202	100,070
General and administrative expenses	161,331	59,593	49,358
Selling expenses	46,798	34,499	13,968
Depreciation and Amortization charges	507,369	256,294	163,396
Depreciation charge	310,630	185,335	125,749
Amortization charge (Note 12.1)	196,739	70,959	37,647
Depreciation and Amortization charges	507,369	256,294	163,396
11.3.    Impairment test
As of December 31, 2021, 2020 and 2019, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the CGU level in connection with intangible assets and investments in associates, as described in Note 12.2.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
12.    Intangible assets
12.1.    Changes in Intangible assets

	Balance at 12/31/2020	Additions (a)	Disposals (b)	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2021

Cost
Goodwill - acquisition of subsidiaries	654,044	349	(8,630)	—	—	46	5,070,034	5,715,843
Customer relationship	155,101	2,150	—	—	—	(154)	1,491,973	1,649,070
Trademark use right	12,491	—	—	—	—	—	—	12,491
Trademarks and patents	3,728	1,549	(13)	—	—	—	227,718	232,982
Software	204,649	204,316	(18,660)	25,167	368	(1,435)	540,381	954,786
Licenses for use - payment arrangements	25,250	15,104	—	(3,669)	—	—	—	36,685
Operating license	—	—	—	—	—	(352)	7,121	6,769
Exclusivity right	38,827	—	—	—	—	—	(38,827)	—
Software in progress	26,246	35,552	(8,910)	(21,498)	—	—	—	31,390
Right-of-use assets - Software	66,837	5,626	—	—	—	—	—	72,463
	1,187,173	264,646	(36,213)	—	368	(1,895)	7,298,400	8,712,479
Amortization
Customer relationship	(50,543)	(53,114)	—	—	—	104	—	(103,553)
Trademark use right	(12,491)	—	—	—	—	—	—	(12,491)
Trademarks and patents	(793)	2,741	—	—	—	—	—	1,948
Software	(55,508)	(109,836)	1,212	(2,867)	—	266	—	(166,733)
Licenses for use - payment arrangements	(13,295)	(943)	—	2,867	—	—	—	(11,371)
Operating license	—	(5,790)	—	—	—	278	—	(5,512)
Exclusivity right	(647)	647	—	—	—	—	—	—
Right-of-use assets - Software	(14,010)	(30,444)	—	—	—	—	—	(44,454)
	(147,287)	(196,739)	1,212	—	—	648	—	(342,166)
Intangible assets, net	1,039,886	67,907	(35,001)	—	368	(1,247)	7,298,400	8,370,313

(a)	Of the total software additions, R$11,271 refers to Nodis asset acquisition (Note 29.3). The estimated useful life is 10 years.
(b)	Of the total disposals, R$2,407 refers to the sale of Linked (Note 2.1 (a)).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business combination	Balance at 12/31/2020

Cost
Goodwill - acquisition of subsidiaries	143,194	—	—	—	510,850	654,044
Customer relationship	99,368	4,300	—	—	51,433	155,101
Trademark use right	12,491	—	—	—	—	12,491
Trademarks and patents	1,732	7	—	—	1,989	3,728
Software	134,612	37,477	(11,899)	27,561	16,898	204,649
Licenses for use - payment arrangements	11,518	9,035	—	—	4,697	25,250
Operating license	—	—	—	—	—	—
Exclusivity right	—	—	—	—	38,827	38,827
Software in progress	20,032	32,654	(190)	(27,561)	1,311	26,246
Right-of-use assets - software	37,513	66,837	(37,513)	—	—	66,837
	460,460	150,310	(49,602)	—	626,005	1,187,173
Amortization
Customer relationship	(37,093)	(13,450)	—	—	—	(50,543)
Trademark use right	(12,491)	—	—	—	—	(12,491)
Trademarks and patents	(448)	(345)	—	—	—	(793)
Software	(26,515)	(34,099)	9,438	—	(4,332)	(55,508)
Licenses for use - payment arrangements	(6,046)	(4,240)	—	—	(3,009)	(13,295)
Operating license	—	—	—	—	—	—
Exclusivity right	—	(647)	—	—	—	(647)
Right-of-use assets - software	(4,168)	(18,178)	8,336	—	—	(14,010)
	(86,761)	(70,959)	17,774	—	(7,341)	(147,287)
Intangible assets, net	373,699	79,351	(31,828)	—	618,664	1,039,886

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
12.2.    Impairment test
As of December 31, 2021, and 2020, there were no indicators of impairment of finite-life intangible assets.
The Group performs its impairment testing for goodwill by testing the impairment of the CGU (or group of CGUs) that contains goodwill. On December 31, 2021, the Group has six different CGU’s, defined considering whether cash flows of one CGU are largely independent of other CGUs. The table below presents a description of the GCU’s:

CGU	Goodwill allocated	Indefinite useful-life intangible assets allocated	Description

CGU 1 – Linx Group	5,037,584	214,579	This CGU comprise all the companies acquired in the business combination with Linx. The Group considers that these companies represent a stand-alone separate business, as well have synergies in infrastructure, development, and commercial design.
CGU 2 – Technology enterprises	203,009	6,637	In this CGU are included the technology companies that aim to provide new offers to customers related to the technology platform of the Group. This CGU includes operating companies and their respective holding companies.
CGU 3 – Questor	16,726	5,734	This CGU comprises only Questor, which is considered by the Group as a technology enterprise, but without synergies and correlated business with the companies included in the CGU 2. Due to that, is treated as a separate CGU.
CGU 4 – Creditinfo Caribbean	24,179	—	Due to the specificity of credit bureau services provided by the Creditinfo Caribbean and its independence of the other Group’s companies, Creditinfo Caribbean is considered a separate CGU.
CGU 5 – Financial assets register	—	—	This CGU comprises only TAG, which activity is related to financial assets registration. Due to the specific service provided by this company and its independence of the other Group’s companies, the Group considers TAG as a separate CGU.
CGU 6 – Financial solutions	434,342	14,481	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services. This CGU includes operating companies and their respective holding companies.
The Group performed its annual impairment test as of December 31, 2021 and 2020 which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs.
The recoverable amount of the Group’s CGUs as of December 31, 2021 and 2020 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a period from 5 to 10 years depending on the characteristics of each CGU.
The key assumptions used in value in use calculation are as follows:
•Average free cash flow to equity between five and ten years for the forecasted period. The use of a ten-year period for the CGU Linx Group results mainly from the fact that some of the software offerings for specific segments are at their initial stages of operations within high growth markets and that operational synergies are expected by the Group.
•Average annual growth rate over the five to ten-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.
•Considered a pre-tax discount rate applied to cash flow between 10.5% and 18.0% (2020 – 10.5%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
•Considered a perpetuity growth rate between 4.3% and 6.5% (2020 - 5.0%), based on long-term local inflation and real growth.
The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as described below:
•an increase of 100 basis points in pre-tax discount rate;
•a decrease of 10.0% in the value of the free cash flow to equity for all projected years;
•a decrease of 50 basis points in perpetuity rate applied after the last year of projected cash flow;
•a decrease of 10.0% in the value of the expected synergies originated in the business combination with Linx for all projected years.
The impairment test would not result in an impairment loss on any of the CGUs carrying amounts in any of the four independent scenarios described above.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
13.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
14.    Trade accounts payable

	2021	2020

Domestic trade accounts payable	369,876	178,050
Foreign suppliers	1,718	156
Other	953	2,285
	372,547	180,491
Accounts payable are unsecured and the average payment term is 95 days. The carrying amount of accounts payable is close to fair value, due to their short-term nature.
15.    Labor and social security liabilities

	2021	2020

Accrued annual payments and related social charges	210,957	142,552
Labor liabilities and related social charges	95,139	111,809
Total labor and social security liabilities	306,096	254,361
Current	273,347	173,103
Non-current	32,749	81,258
16.    Taxes payable

	2021	2020

Income tax (IRPJ and CSLL) (a)	107,014	55,794
Contributions over revenue (PIS and COFINS) (b)	26,392	23,502
Withholding income tax (c)	22,640	12,021
Taxes on services (ISS) (d)	8,449	8,635
Withholding taxes from services taken (e)	6,362	5,969
Social security levied on gross revenue (INSS) (f)	564	503
Other taxes and contributions	5,032	411
	176,453	106,835

(a)
The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 9).

(b)
PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 9).
(d)	ISS is recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.
(e)
Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(f)
The entities Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
17.    Loans and financing and Obligations to FIDC quota holders
17.1.    Composition of loans and financing and obligations to FIDC quota holders

	Average annual interest rate %	Maturity	Current portion	Non-current portion	Balance at 12/31/2021

Obligations to FIDC AR quota holders (17.3.1)	CDI Rate* + 1.50%	Aug/23	1,273,675	932,368	2,206,043
Obligations to FIDC TAPSO quota holders (17.3.2)	CDI Rate* + 1.50%	Mar/22	21,131	—	21,131
Obligations to FIDC quota holders			1,294,806	932,368	2,227,174

Leases (Note 17.3.4)	105.70% to 151.80% of CDI Rate*	Jan/22 to Jun/29	66,531	206,924	273,455
Bonds (Note 17.3.5)	CDI Rate* +3.15%	Jun/28	4,592	2,760,018	2,764,610
Bank borrowings (Note 17.3.6)	CDI +0.75% a.a. to CDI + 1.50% a.a.	Three to eighteen months	2,108,123	589,518	2,697,641
Debentures (Note 17.3.8)	109.00% of CDI Rate*	Jul/22	399,509	—	399,509
Loans and financing			2,578,755	3,556,460	6,135,215

	Average annual interest rate %	Maturity	Current portion	Non-current portion	Balance at 12/31/2020

Obligations to FIDC AR quota holders (Note 17.3.1)	106.00% of CDI Rate* / CDI Rate* +1.50%	Jun/21, Aug/23	1,939,645	2,174,670	4,114,315
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	CDI Rate* +1.15%	Mar/21	20,476	—	20,476
Obligations to FIDC SOMA quota holders (Note 17.3.3)	CDI Rate* +4.0% to7.0%	Dec/23	—	239,759	239,759
Obligations to FIDC quota holders			1,960,121	2,414,429	4,374,550

Leases (Note 17.3.4)	105.7% -151.8% of CDI Rate*	Jan/21 to Jun/29	48,856	126,005	174,861
Bank borrowings (Note 17.3.6)	CDI Rate* + 0.68% to 1.20%	Jan/21 to Mar/21	390,830	—	390,830
Loans with private entities (Note 17.3.7)	109.8% of CDI Rate*	Sep/21	745,051	—	745,051
Debentures (Note 17.3.8)	109.0% of CDI Rate*	Jul/22	—	398,358	398,358
Loans and financing			1,184,737	524,363	1,709,100

*
“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2021 was 4.42% (2020 – 2.76%).

17.2.    Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2021

Obligations to FIDC AR quota holders (Note 17.3.1)	4,114,315	—	—	(2,064,720)	—	—	156,448	2,206,043
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	20,476	—	—	(708)	—	—	1,363	21,131
Obligations to FIDC SOMA quota holders (Note 17.3.3)	239,759	584,191	—	(864,747)	—	—	40,797	—
Leases (Note 17.3.4)	174,861	92,802	(14,474)	(83,610)	88,879	62	14,935	273,455
Bonds (Note 17.3.5)	—	2,477,408	—	(55,497)	—	282,580	60,119	2,764,610
Bank borrowings (Note 17.3.6)	390,830	9,222,889	—	(7,294,101)	258,797	—	119,226	2,697,641
Loans with private entities (Note 17.3.7)	745,051	—	—	(770,372)	—	—	25,321	—
Debentures (Note 17.3.8)	398,358	—	—	(17,596)	—	—	18,747	399,509
	6,083,650	12,377,290	(14,474)	(11,151,351)	347,676	282,642	436,956	8,362,389

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2019	Additions	Disposals	Payment	Business Combination	Interest	Balance at 12/31/2020

Obligations to FIDC AR quota holders (Note 17.3.1)	3,690,542	2,476,906	—	(2,169,073)	—	115,940	4,114,315
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	20,352	—	—	(514)	—	638	20,476
Obligations to FIDC SOMA III quota holders (Note 17.3.3)	—	239,232	—	—	—	527	239,759
Leases (Note 17.3.4)	124,758	118,977	(36,919)	(41,373)	1,592	7,826	174,861
Bank borrowings (Note 17.3.6)	1,777,083	3,996,820	—	(5,422,211)	—	39,138	390,830
Loans with private entities (Note 17.3.7)	738,456	—	—	(17,652)	—	24,247	745,051
Debentures (Note 17.3.8)	394,997	—	—	(8,769)	—	12,130	398,358
	6,746,188	6,831,935	(36,919)	(7,659,592)	1,592	200,446	6,083,650
17.3.    Description of loans and financing and obligations to FIDC quota holders
In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.
17.3.1.    Obligations to FIDC AR quota holders
In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$1,620,000, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.5% per year.
Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II.
17.3.2.    Obligations to FIDC TAPSO quota holders
In October 2019, the Group raised a total of R$20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.
In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.
17.3.3.    Obligations to FIDC SOMA quota holders
In December 2020, the Group completed the issuance of R$580,000 of FIDC SOMA III quotas senior and mezzanine, raising R$493,000 in third-party capital for its credit solution, of which R$246,500 were received in 2020. (R$239,232 net of the offering transaction costs, which would be amortized over the course of the series) and R$246,500 (with a monetary restatement of R$1,434) were received in the first quarter of 2021. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone Instituição de Pagamento (formerly Stone Pagamentos) holds the subordinated quotas. The senior quotas reached R$348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$145,000 and the benchmark return rate is CDI + 7.0% per year.
The total issuance of SOMA IV to third party investors was R$340,000 (R$336,257 net of the offering transaction costs, which would be amortized over the course of the series).
In the fourth quarter of 2021, the Group liquidated SOMA III and SOMA IV senior and mezzanine quotas.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
17.3.4.    Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
17.3.5.    Bonds
In June 2021, the Group issued its inaugural dollar bonds, raising US$500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$2,510,350 (R$2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).
17.3.6.    Bank borrowings
During 2020 and 2021 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity, which is between three to eighteen months. The proceeds of these loans were used mainly for the prepayment of receivables. As of December 31, 2021, the outstanding was R$2,697,641.
17.3.7.    Loans with private entities
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
In 2021, loans with private entities that were collateralized by financial assets were settled through the definitive transfer of the risks and rewards of ownership related financial assets. Therefore, both the financial liability and the related financial asset, recognized in “Accounts receivable from card issuers,” were written off in the statement of financial position.
17.3.8.    Debentures
On June 12, 2019 Stone Instituição de Pagamento (formerly Stone Pagamentos) approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone Instituição de Pagamento’ (formerly Stone Pagamentos) accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.
The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
18.    Transactions with related parties
Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
18.1.    Transactions with related parties
The following transactions were carried out with related parties:

	2021	2020	2019

Sales of services
Associates (legal and administrative services) (a)	23	11	11
Entity controlled management personnel (b)	10	—	—
	33	11	11
Purchases of goods and services
Entity controlled management personnel (c)	(1,531)	(16,652)	(10,029)
Associates (transaction services) (d)	(1,119)	(2,032)	(451)
Service provider (e)	(440)	—	—
	(3,090)	(18,684)	(10,480)

(a)	Related to services provided to VHSYS.
(b)	Related to changes in exchange rates with travel services reimbursed to VCK Investment Fund, companies owned by related parties.
(c)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund, companies owned by related parties.
(d)	Related mainly to expenses paid to Collact in the period from January to June 2021 and VHSYS from January to March 2021 due to new customers acquisition.
(e)	Related to strategic consulting for data science with LAMPS Desenvolvimento Ltda, company owned by related parties.
Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2021, some officers and directors were subscribed to the Group’s banking solution. The total amount recognized in Deposits from banking customers is R$36 (December 31, 2020 – R$33).
18.2.    Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2021	2020

Loans to management personnel	4,663	4,149
Convertible loans	57	3,051
Receivables from related parties	4,720	7,200
As of December 31, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
18.3.    Key management personnel compensation
Management includes executive officers and members of board of directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2021 and 2020, compensation expense was as follows:

	2021	2020

Short-term benefits	13,621	15,202
Share-based payments (Note 25)	29,332	32,305
	42,953	47,507
19.    Provision for contingencies
The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions.
19.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total

Balance at December 31, 2019	8,876	688	—	9,564
Additions	3,567	409	—	3,976
Reversals	(1,389)	(328)	—	(1,717)
Interests	481	39	—	520
Payments	(1,963)	(230)	—	(2,193)
Balance at December 31, 2020	9,572	578	—	10,150
Additions	12,376	6,090	184	18,650
Reversals	(4,773)	(8,249)	(1,365)	(14,387)
Interests	1,847	402	4,068	6,317
Payments	(9,318)	(58)	(804)	(10,180)
Business combination (a)	5,906	17,620	147,773	171,299
Balance at December 31, 2021	15,610	16,383	149,856	181,849

(a)	As part of the Linx acquisition we have recorded an amount of R$164,259 related to civil, labor and tax legal suits of the PPA Linx contingency and R$7,040 related to tax contingencies of Questor.
Under business combination rules, the Company recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2021 regarding tax matters on business acquired from Linx Sistemas represents R$82,012.
19.2.    Possible losses, not provided for in the statement of financial position
The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	2021	2020

Civil	130,908	46,169
Labor	62,299	15,024
Tax	30,324	—
Total	223,531	61,193

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The nature of the civil, labor and tax litigations is summarized as follows:
•The Group is part of two lawsuits filed by a financial institution against merchants accredited to Stone. In the lawsuits, Stone was requested to abstain from prepaying receivables related to any credits from the accredited merchants, originating from credit and debit cards, in addition to having been requested that the amounts arising from the transactions be paid at the bank's domicile of the financial institution claiming the action. Due to the lack of effective involvement of the company in the merits of the case, the provision is for possible loss in the total amount of R$12,579 as of December 31, 2021 (R$10,835 as of December 31, 2020).
•The Group is party of a series of lawsuits brought by merchants characterized as customers of a sub-acquirer previously served by Stone. This sub-acquirer had difficulties in settling the funds of debit and credit transactions carried out by the aforementioned establishments and the total amount of possible loss of the actions in which Stone was called, on December 31, 2021 was R$8,186 (R$1,255 on December 31, 2020).
•The Group is party to a collection lawsuits filed by a commercial partner, responsible for part of the capture and indication of commercial establishments to be accredited, with exclusivity, to the MNLT and Stone system, which was ended by the Group. The amount considered as a possible loss is R$9,728 (R$103 as of December 31, 2020).
•The Group is also a party to a lawsuit filed by a financial institution victim of fraud. It requests the retention and repatriation of amounts possibly spuriously transacted through the Company's payment systems. The amount considered as a possible loss is R$6,249 as of December 31, 2021 (R$5,631 as of December 31, 2020).
•The Group is party to lawsuits connected with its operation. The demands are related to (i) risk analysis and retention of receivables, (ii) risk analysis related to the payment account operation, (iii) credit concession operation by SCD, (iv) disputed transactions through credit card (Chargebacks). The total amount involved in those lawsuits and considered as a possible loss is R$35,088 as of December 31, 2021 (R$7,939 as of December 31, 2020).
•In the labor courts, the Group can be, sued in two cases: (i) actions by former employees and (ii) actions by former employees of outsourced companies, contracted by Stone. In these lawsuits, we have two recurring requests: placement in a different job category and payment of overtime. The total amount involved in those lawsuits and considered as a possible loss is R$23,756 for which the risk of loss is possible as of December 31, 2021 (R$10,335 as of December 31, 2020). There are no individual representative case.
•As of December 31, 2021, the Company has a dispute against a market participant from register of receivables regarding amounts charged considered undue by the Group. The amounts recognized by the Company were R$1,185, recorded as probable contingencies, and there is an amount as a possible loss of R$27,203 that the company understands to be a possible loss.
•Action for annulment of tax debits regarding the tax assessment assessed by the State Treasury Attorney's office on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary obligations tax. As of December 31, 2021, the updated amount recorded as probable loss is R$21,934, and the amount of R$27,376 is considered as a possible loss (contingency arising from Linx´s acquisition).
19.3.    Judicial deposits
For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2021 is R$14,887 (2020 - R$20,448), which are included in Other assets in the non-current assets.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
20.    Equity
20.1.    Authorized capital
The Company has an authorized share capital of US$50 thousand, corresponding to 630,000,000 authorized shares with a par value of US$0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
20.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Below are the issuances and repurchases of shares during 2021 and 2020:

	Number of shares
	Class A	Class B	Total

At December 31, 2019	178,688,584	98,678,252	277,366,836

Business combination (a)	203,378	—	203,378
2020 Follow on (b)	31,481,250	—	31,481,250
Vested awards (c)	210,378	—	210,378
Conversions	46,895,550	(46,895,550)	—

At December 31, 2020	257,479,140	51,782,702	309,261,842

Issuance (d) (e) (f)	3,132,970	—	3,132,970
Conversions	5,741,517	(5,741,517)	—
Vested awards (g)	136,436	—	136,436

At December 31, 2021	266,490,063	46,041,185	312,531,248

As of December 31, 2021, and 2020, all issued shares were paid in full.
(a)	On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group.
(b)	As mentioned in Note 1.2, on August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common.
(c)
In 2020, the Company has accelerated 302,243 RSUs, of which 210,378 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax. Additionally the Company has repurchased and cancelled 7,595 shares under the incentive shares plan.

(d)
On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8, 2020.

(e)
On June 16, 2021, Brazilian Antitrust Authority (“CADE”) approved, without restrictions, a business combination between the Group and Linx S.A. (“Linx”) which was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. To complete the transaction 1,817,428 StoneCo shares were issued and bought by STNE Par in the amount of R$618,514.

(f)	On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the issuance of 2,476 shares in the amount of R$849.
(g)
As described in Note 25, the Company has accelerated 136,826 RSUs, of which 99,198 shares were delivered to the beneficiaries through the issuance of shares, and the remaining was paid as withholding income tax. Additionally, 37,238 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

20.3     Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.
In 2021, 3,067,378 Class A common shares were repurchased on the former program, for the amount of R$988,824 (in 2020 – 528,335 Class A common shares were repurchased for R$76,270). No Class A common shares were repurchased on the new Repurchase Program.
In December 2021, the Company holds 3,599,848 (December 2020 - 532,470) Class A common shares in treasury.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
21.    Earnings (loss) per share
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
The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2021	2020	2019

Net income (loss) attributable to Owners of the Parent	(1,358,813)	854,071	803,232
Numerator of basic and diluted EPS	(1,358,813)	854,071	803,232
As of December 31, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.
As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.
As of December 31, 2019, only the RSU and stock options are included in diluted EPS calculation for the year then ended.
The following table contains the earnings per share of the Group for the years ended December 31, 2021, 2020 and 2019 (in thousands except share and per share amounts):

	2021	2020	2019

Numerator of basic EPS	(1,358,813)	854,071	803,232

Weighted average number of outstanding shares	308,905,398	289,289,033	277,320,157
Denominator of basic EPS	308,905,398	289,289,033	277,320,157

Basic earnings (loss) per share - R$	(4.40)	2.95	2.90

Numerator of diluted EPS	(1,358,813)	854,071	803,232

Share-based payments (i)	—	4,448,505	4,845,504
Weighted average number of outstanding shares	308,905,398	289,289,033	277,320,157
Denominator of diluted EPS	308,905,398	293,737,538	282,165,661

Diluted earnings (loss) per share - R$	(4.40)	2.91	2.85

(i)
Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the period ended December 31, 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
22.    Total revenue and income

	2021	2020	2019

Timing of revenue recognition

Net revenue from transaction activities and other services	1,626,853	1,144,086	770,276
Recognized at a point in time	1,626,853	1,144,086	770,276

Net revenue from subscription services and equipment rental	1,071,932	388,033	331,565
Financial income	1,877,683	1,647,017	1,287,760
Other financial income	247,293	140,687	186,367
Recognized over time	3,196,908	2,175,737	1,805,692

Total revenue and income	4,823,761	3,319,823	2,575,968
23.    Expenses by nature

	2021	2020	2019

Personnel expenses (Note 24)	1,489,245	833,310	576,440
Financial expenses (a)	1,269,058	339,844	353,451
Mark-to-market on equity securities designated at FVPL (Note 6 (b))	1,264,213	—	—
Transaction and client services costs (b)	810,219	370,819	185,396
Depreciation and amortization (Note 11.2)	507,369	256,294	163,396
Marketing expenses and sales commissions (c)	420,818	149,842	71,811
Third parties services	305,517	119,904	69,579
Other (d)	192,439	115,211	64,430
Total expenses	6,258,878	2,185,224	1,484,503

(a)
Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.
(d)	Of the total other, in the second quarter of 2021, Linked’s sale resulted in a loss of R$12,746.

24.    Employee benefits

	2021	2020	2019

Wages and salaries	1,055,959	483,600	348,731
Social security costs	258,488	138,960	117,604
Profit sharing and annual bonuses	61,629	89,973	45,596
Share-based payments	113,169	120,777	64,509
	1,489,245	833,310	576,440
The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
25.    Share-based payment
The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2021, 2020 and 2019.

	Equity
	RSU	PSU	Option	Incentive	Total

Number of shares
As of December 31, 2019	4,434,896	—	33,636	5,329,364	9,797,896
Granted	329,405	—	—	—	329,405
Issued	(302,243)	—	—	—	(302,243)
Cancelled	(91,866)	—	(1,134)	—	(93,000)
Repurchased	—	—	—	(7,595)	(7,595)
As of December 31, 2020	4,370,192	—	32,502	5,321,769	9,724,463
Granted	2,603,810	342,585	—	—	2,946,395
Issued	(136,826)	—	—	—	(136,826)
Cancelled	(252,028)	—	—	—	(252,028)
As of December 31, 2021	6,585,148	342,585	32,502	5,321,769	12,282,004
The total expense, including taxes and social charges, recognized for the programs for the year was R$113,169 (2020 – R$120,777).
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.
During 2021, there were no repurchases of Class A common shares (During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration).
Restricted share units and Stock options
The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.
In June 2020, 1,134 stock options were cancelled.
In 2020, the Company has accelerated 302,243 RSUs. 91,866 RSUs were cancelled and 329,405 RSUs were granted with an average price of US$29.69 (R$163.78), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
In 2021, the Company has accelerated 136,826 RSUs gross of withholding income tax (see Note 20.2 (g)). 252,028 RSUs were cancelled and 2,603,810 RSUs were granted with an average price of US$64.05 (R$348.49), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model (with a weighted average exercise price of US$24.92).
Performance share units
In June 2021, the Group granted new awards of performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) in five years from the grant date and provided they continue providing services over a 5- year period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value. In June 2021, the Company granted 342,585 PSUs with a grant-date fair value of US$62.39 (R$315.28). The grant-date fair value was determined based on the fair value of the equity instruments of StoneCo and the exchange rate, both at the grant date.
The number of PSUs expected to be issued is based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate of 0.82% according to 3-month Libor forward curve for a 5 year period and annual volatility of 71.6%, based on the Company and similar players’ historical stock price.
In estimating the quantity of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
26.    Financial instruments
26.1.    Financial risk management
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
Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.
The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets, as well as resulted in the temporary or permanent closure of many clients’ stores or facilities. The global and local hikes on rates and the continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.
26.1.1.    Credit risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.
The carrying amount of financial assets reflects the expected credit exposure.
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
Accounts receivable from card issuers
The Group, in accordance with the rules established by payment scheme networks, has instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain certain guarantees considering the credit risk of the issuer, sales volume, and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies. To date, the Group has not incurred losses from card issuer receivables.
Loans designated at FVPL
The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk-adjusted return on allocated economic capital, and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.
26.1.2.    Market risk
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
Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash, and cash equivalents denominated in foreign currencies, and short-term investments denominated in foreign currencies.
Interest rate risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
The Group’s interest rate risk arises mainly from the discount rate applied to determine the fair value of the Accounts receivable from card issuers and fair value of Loans, and also higher than expected interest expenses accrued on its liabilities. The Group may mitigate its exposure to interest rate risk by assuming a swap position receiving floating and paying fixed rates on the CDI curve.
Foreign currency risk
The Group has both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (Pin Pads & POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31, 2021 was income of R$8,559 a relatively low financial result, mainly from the interest rate differential on the US$/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.
The bonds issued by the Group are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (U.S. Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
The Group’s exposure to foreign currency changes for all other currencies is not material.
Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2021, R$1,238,476 in listed and unlisted equity securities.
Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The Group conducts a study on how market variables would impact the group’s financial statements based on Parametric Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days

Interest rates	Account receivables from credit card issuers	3,941	8,807	25,766
Credit spread on interest rates	Account receivables from credit card issuers	1,126	2,518	7,380
Foreign currency exchange	USD denominated assets/liabilities	91	203	595
Equity price (a)	Listed securities	116,639	276,999	678,505

(a)
The Group holds positions on equity of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The fluctuation on its prices affects our accounting results but not our adjusted results as we treat this investment as an strategic long term investment, The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 95% on normal market conditions.

The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets.
26.1.3.    Liquidity risk
Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements – for example, currency restrictions.
Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Local treasury department. Local treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short and long-term investments of R$3,231,513 (2020 - R$8,128,058) that are expected to readily generate cash inflows for managing liquidity risk.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
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

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2021
Deposits from banking customers	2,201,861	—	—	—
Accounts payable to clients	15,720,159	3,172	—	—
Trade accounts payable	372,547	—	—	—
Loans and financing	2,924,513	983,537	860,578	2,963,804
Obligations to FIDC quota holders	1,443,868	985,229	—	—
Other liabilities	145,500	32,501	340,144	—
	22,808,448	2,004,439	1,200,722	2,963,804

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2020
Deposits from banking customers	900,454	—	—	—
Accounts payable to clients	8,848,038	—	—	—
Trade accounts payable	180,491	—	—	—
Loans and financing	1,197,522	460,318	29,511	41,301
Obligations to FIDC quota holders	2,065,493	1,334,787	1,213,563	—
Other liabilities	10,369	284,972	—	—
	13,202,367	2,080,077	1,243,074	41,301
26.2. Fraud risk
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

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Financial instruments by category
Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2021
Short and Long-term investments	—	3,209,604	21,909	3,231,513
Financial assets from banking solution	—	2,346,474	—	2,346,474
Accounts receivable from card issuers	132,605	—	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	—	945,721
Derivative financial instruments (a)	—	219,324	—	219,324
Receivables from related parties	4,720	—	—	4,720
Other assets (a)	474,557	—	—	474,557
	1,046,363	6,286,642	19,175,894	26,508,899
At December 31, 2020
Short-term investments	—	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	—	—	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	—	1,797,956
Financial assets from banking solution	—	714,907	—	714,907
Derivative financial instruments	—	42,931	172	43,103
Receivables from related parties	7,200	—	—	7,200
Other assets	180,309	—	—	180,309
	338,780	9,554,412	17,285,496	27,178,688

(a)	Derivative financial instruments in the amount of R$201,202 were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.
Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2021
Deposits from banking customers	2,201,861	—	—	2,201,861
Accounts payable to clients	15,726,503	—	—	15,726,503
Trade accounts payable	372,547	—	—	372,547
Loans and financing	6,135,215	—	—	6,135,215
Obligations to FIDC quota holders	2,227,174	—	—	2,227,174
Derivative financial instruments	—	23,244	—	23,244
Other liabilities	165,502	328,456	—	493,958
	26,828,802	351,700	—	27,180,502
At December 31, 2020
Deposits from banking customers	900,454	—	—	900,454
Accounts payable to clients	8,848,038	—	—	8,848,038
Trade accounts payable	180,491	—	—	180,491
Loans and financing	1,709,100	—	—	1,709,100
Obligations to FIDC quota holders	4,374,550	—	—	4,374,550
Derivative financial instruments	—	13,574	2,659	16,233
Other liabilities	26,179	269,162	—	295,341
	16,038,812	282,736	2,659	16,324,207

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
26.3.    Fair value measurement
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2021			2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short and Long-term investments (a)	3,231,513	3,231,513	I /II	8,128,058	8,128,058	I /II
Financial assets from banking solution (e)	2,346,474	2,346,474	I	714,907	714,907	I
Accounts receivable from card issuers (b)	19,286,590	19,283,921	II	16,307,155	16,307,155	II
Trade accounts receivable (c) (d)	945,721	945,721	II / III	1,797,956	1,797,956	II/III
Derivative financial instruments (f)	219,324	219,324	II	43,103	43,103	II
Receivables from related parties (c)	4,720	4,720	II	7,200	7,200	II
Other assets (c)	474,557	474,557	II	180,309	180,309	II
	26,508,899	26,506,230		27,178,688	27,178,688
Financial liabilities
Deposits from banking customers (g)	2,201,861	2,201,861	II	900,454	900,454	II
Accounts payable to clients (i)	15,726,503	14,628,794	II	8,848,038	8,692,351	II
Trade accounts payable (c)	372,547	372,547	II	180,491	180,491	II
Loans and financing (h)	6,135,215	6,121,966	II	1,709,100	1,697,588	II
Obligations to FIDC quota holders (h)	2,227,174	2,324,553	II	4,374,550	4,395,035	II
Derivative financial instruments (f)	23,244	23,244	II	16,233	16,233	II
Other liabilities (c) (j)	493,958	493,958	II/III	295,341	295,341	II/III
	27,180,502	26,166,923		16,324,207	16,177,493

(a)
Short and Long-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(b)
Accounts receivable from card issuers are measured at FVOCI or at amortized cost, depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing each of them. For those assets measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those assets measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)
The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(d)
Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$511,240. As of December 31, 2021, this portfolio registered a loss of R$381,430, and total net cashflow effect was an inflow of R$754,015. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

	2021	2020
At January 1,	1,646,685	124,661
Disbursements	1,155,921	2,112,274
Collections	(1,909,936)	(987,283)
Interest income recognized in the statement of profit or loss as Financial Income	924,775	384,572
Fair value recognized in the statement of profit or loss as Financial income	(1,306,205)	12,461
At December 31	511,240	1,646,685

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

The Group has performed sensitivity analysis considering an increase of 100 basis points in discount rate combined with a decrease of 15% in recovery curve. The result of the combined effect of both changes was a decrease of Loans designated at FVPL in the total amount of R$39,696.

(e)	Financial assets from banking solutions are measured at fair value. Sovereign bonds are priced using quotation from Anbima public pricing method.
(f)
The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(g)	Deposits from banking customers are measured at amortized cost considering the immediate liquidity due to costumers’ payment account deposits.
(h)
Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(i)	Accounts payable to clients are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.
(j)
There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of December 31, 2021 is R$328,456 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2020	269,162
Additions (Note 29.1.3)	41,666
Business combination (a)	14,605
Remeasurement at fair value recognized in the statement of financial position as Intangible assets – Goodwill (b)	1,759
Remeasurement at fair value recognized in the statement of profit or loss as Other income (expenses), net	(9,881)
Payments	(4,000)
Interest recognized in the statement of profit or loss as Financial expenses, net	15,145
At December 31, 2021	328,456
(a)    Refers to previous values recognized by Linx before the business combination with the Group.
(b)    Adjustments due to final assessments of acquisitions which occurred in 2020 (Note 29.2.3).

The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

The Group has performed sensitivity analysis considering an increase of 10% and a decrease of 10% in projections of revenue, and number of clients. The result was an increase of contingent consideration in the total amount of R$39,875 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$57,930 considering decrease in unobservable inputs.

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

As of December 31, 2021 and December 31, 2020, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
26.4.    Hedge accounting - highly probable future imports
During 2020, the Company entered into hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9 Financial Instruments.
On January 14, 2021, the Company agreed with Pin Pads & POS providers that new purchases are not indexed to foreign currency, so there are no new hedge operations entered since then and the previously designated operations were discontinued.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
The details of the operations and the position of asset, liability and equity as of December 31, 2021 and December 31, 2020 are presented as follows.

					December 31, 2021			December 31, 2020
Notional in US$ (a)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (a)	Trade date	Due date	Effective portion – Gain / (Loss) (b)	Ineffective portion – Revenue / (Expense) (c)	Discontinued hedge accounting – Revenue / (Expense) (d)	Fair value – Asset / (Liability)

3,951	5.40	21,340	07-Jul-20	04-Jan-21	(288)	(518)	—	(806)
(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	—	121	—	121
2,900	5.33	15,450	05-Aug-20	01-Feb-21	—	—	430	(418)
(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	—	39	—	39
(150)	5.26	(790)	17-Sep-20	01-Feb-21	—	—	(32)	12
1,900	5.27	10,020	17-Sep-20	01-Mar-21	—	—	487	(165)
2,900	5.63	16,333	21-Oct-20	01-Apr-21	—	—	190	(1,270)
(2,750)	5.20	14,302	14-Jan-21	01-Feb-21	—	—	(756)	—
(1,900)	5.21	9,893	14-Jan-21	01-Mar-21	—	—	(614)	—
(2,900)	5.21	15,118	14-Jan-21	01-Apr-21	—	—	(1,404)	—
				Net amount	(288)	(358)	(1,699)	(2,487)

(a)
Negative amounts represent either hedge transactions designated to eliminate the exchange variation of the original hedges due to (a) reduction in the estimates of future purchases of Pin Pads & POS and (b) elimination of exposure to foreign exchange.

(b)
During the hedge life, this value is recognized in equity, in “Other comprehensive income”, but subsequently (when settled), is reclassified to “Property and equipment,” in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset. From March 31, 2021, there is no longer effective portion recognized in equity because all transactions have been settled until this date. The amount of R$1,512 presented in “Other comprehensive income” refers to unsettled transactions on December 31, 2020, that were reclassified to “Property and equipment” in the first quarter of 2021 (R$2,291 gross amount and R$1,512 amount net of tax).

(c)
Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (a) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (b) a commercial discount in the purchase moment, and (c) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(d)	Recognized in the statement of profit or loss, in “Financial expenses, net.”
26.5.    Hedge accounting – bonds
During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 17.3.5), subject to foreign exchange exposure using cross-currency swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of December 31, 2021, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of December 31, 2021 – Asset (Liability)	Gain recognized in income (a)	Loss recognized in OCI (b)

50,000	248,500	CDI + 2.94%	23-Jun-2021	16-Jun-2028	25,736	29,717	(3,981)
50,000	247,000	CDI + 2.90%	24-Jun-2021	16-Jun-2028	25,814	31,229	(5,415)
50,000	248,500	CDI + 2.90%	24-Jun-2021	16-Jun-2028	24,307	29,721	(5,414)
75,000	375,263	CDI + 2.99%	30-Jun-2021	16-Jun-2028	33,213	42,042	(8,829)
50,000	250,700	CDI + 2.99%	30-Jun-2021	16-Jun-2028	21,615	27,500	(5,885)
50,000	250,110	CDI + 2.98%	30-Jun-2021	16-Jun-2028	22,209	28,095	(5,886)
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	8,912	11,737	(2,825)
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	8,744	11,737	(2,993)
50,000	259,890	CDI + 2.96%	16-Jul-2021	16-Jun-2028	12,290	18,267	(5,977)
25,000	131,025	CDI + 3.00%	06-Aug-2021	16-Jun-2028	5,654	8,046	(2,392)
25,000	130,033	CDI + 2.85%	10-Aug-2021	16-Jun-2028	6,808	9,051	(2,243)
25,000	130,878	CDI + 2.81%	11-Aug-2021	16-Jun-2028	5,900	8,204	(2,304)
				Net amount	201,202	255,346	(54,144)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net.”
(b)	Recognized in equity, in “Other comprehensive income.”

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
26.6.    Financial assets from banking solution and deposits from banking customers
Financial assets from banking solution are deposited by the Company in Brazilian Central Bank’s (“BACEN”) custody accounts or in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers, as required for companies under BACEN regulation.
In 2021, BACEN has issued a standard in which it states that all payment institutions must collateralize the deposits from banking customers, even if the institution is not yet authorized to operate as such by BACEN, which include one of our subsidiaries. As of December 31, 2020 the amount of R$324,315 was originally presented as part of Account payables to clients and in these financial statements the Group reclassified this amount to Deposits from banking customers.
26.7.    Offsetting of financial instruments
Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
As of December 31, 2021, and 2020, the Group has no financial instruments that meet the conditions for recognition on a net basis.
26.8.    Capital management
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
The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2021 and 2020 was as follows:

	2021	2020

Cash and cash equivalents	4,495,645	2,446,990
Short-term investments	1,993,037	8,128,058
Accounts receivable from card issuers	19,286,590	16,307,155
Derivative financial instruments (a)	210,280	24,992
Adjusted cash	25,985,552	26,907,195

Accounts payable to clients	(15,723,331)	(8,848,038)
Loans and financing (b)	(5,861,760)	(1,534,239)
Obligations to FIDC quota holders	(2,227,174)	(4,134,791)
Derivative financial instruments	(23,244)	(16,233)
Adjusted debt	(23,835,509)	(14,533,301)
Adjusted net cash	2,150,043	12,373,894

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;
(b)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)

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
27.    Transactions with non-controlling interests
The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests

For the period ended December 31, 2020
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	230,500	95,843	135,055	230,898
Capital contribution to subsidiary	—	(2,138)	2,138	—
	230,500	93,705	137,193	230,898
For the period ended December 31, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (b)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	—	—	—
Sale of subsidiary (c)	—	(1,220)	—	(1,220)
Non-controlling interests arising on a business combination (d)	—	41,843	—	—
	(229,607)	(37,288)	308,411	229,280

(a)
In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

(b)
On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8, 2020.

(c)
On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet’s shareholders. The amount of R$1,220 refers to the 41.9% held by non-controlling shareholders.

(d)
Arising from the business combination among the Group and: SimplesVet – R$11,183, VHSYS – R$12,691, Questor – R$8,233, Sponte – R$1,765, Creditinfo Caribbean – R$5,505 and MLabs – R$2,465. For further information, see Note 29.

28.    Other disclosures on cash flows
28.1.    Non-cash operating activities

	2021	2020	2019

Fair value adjustment to accounts receivable from card issuers	303,156	(43,523)	22,818
Fair value adjustment on equity instruments/listed securities designated at FVOCI	216,465	40,336	938
Fair value adjustment on loans designated at FVPL	(1,306,205)	12,461	17,446
Mark-to-market on equity securities designated at FVPL	(1,264,213)	—	—
28.2.    Non-cash investing activities

	2021	2020	2019

Property and equipment and intangible assets acquired through lease	92,802	118,977	154,650

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
28.3.    Non-cash financing activities

	2021	2020	2019

Unpaid consideration for acquisition of non-controlling shares	1,823	3,088	4,099
Settlement of loans with private entities (Note 17)	748,297	—	—
28.4.    Property and equipment, and intangible assets

	2021	2020	2019

Additions of property and equipment (Note 11)	(1,086,113)	(450,594)	(381,893)
Additions of right of use (IFRS 16)	87,176	52,140	76,202
Payments from previous year	(33,353)	(1,050)	(18,160)
Purchases not paid at year end	51,614	33,353	1,050
Prepaid purchases of POS	(102,314)	(5,987)	(10,767)
Purchases of property and equipment	(1,082,990)	(372,138)	(333,568)

Additions of intangible assets (Note 12.1)	(264,646)	(150,310)	(104,687)
Additions of right of use (IFRS 16)	5,626	66,837	37,513
Purchases not paid at year end	41,898	—	—
Capitalization of borrowing costs	592	508	793
Issuance of shares for acquisition of assets	849
Purchases and development of intangible assets	(215,681)	(82,965)	(66,381)

Net book value of disposed assets (Notes 11 and 12)	161,902	96,704	15,743
Net book value of disposed Leases	(14,474)	(36,919)	—
Loss on disposal of property and equipment and intangible assets	(136,104)	(52,658)	(14,639)
Disposal of Linked's property, equipment and intangible assets, including goodwill	(11,224)
Proceeds from disposal of property and equipment and intangible assets	100	7,127	1,104
28.5.    Linx’s dividends
The dividends received from Linx represent an addition of R$20,129 on operating activities in the consolidated statement of cash flows (Note 1.1).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.    Business combinations
29.1.    Acquisitions in 2021
During 2021, the Company realized business combinations with SimplesVet, VHSYS, Linx, Collact and Trampolin. The transaction details are presented as follows.
SimplesVet
On April 1, 2021, the Group acquired a 50.0% interest in SimplesVet Tecnologia S.A (“SimplesVet”), which is an unlisted company based in Salvador, Brazil, that develops management software for veterinary clinics, pet shops and autonomous veterinarians. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company.
VHSYS
On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. On April 1, 2021, through a capital increase and buying some shares from selling shareholders the Group acquired VHSYS’s control with a 50% interest. VHSYS is an unlisted company based in Paraná, Brazil, that is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics, and e-commerce integrations, among others, with which the Company expects to obtain synergies in its services to clients. The Group determined they had control based on the voting power over the main decisions of the company.
Linx
On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”) that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level 1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.
Collact
On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% interest. On August 17, 2021, after buying shares from selling shareholders the Group acquired Collact’s control with a 100% interest. Collact is a private company based in the State of São Paulo, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly on the food service segment, with which the Company expects to obtain synergies in its services to clients.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Trampolin
On August 20, 2021, the Group obtained the control of Trampolin Pagamentos S.A. (“Trampolin”), through a payment in cash and the delivery of STNE shares, of which 50% will be vested after 36 months and 50% after the achievement of some operational goals. There is also a contingent consideration that might be paid after five years from the acquisition date. Trampolin is a “banking as a service” fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.
29.1.1.    Financial position of the business acquired
The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction are presented below.

Fair value	SimplesVet (as of April 01, 2021) (*)	VHSYS (as of April 01, 2021) (*)	Linx (as of July 01, 2021) (*)	Collact (as of July 31, 2021) (*)	Trampolin (as of July 31, 2021) (*)	Total

Cash and cash equivalents	11,107	13,731	41,618	38	294	66,788
Short-term investments	—	—	431,444	—	—	431,444
Accounts receivable from card issuers	—	—	349,471	—	—	349,471
Trade accounts receivable (a)	96	351	212,567	29	130	213,173
Recoverable taxes	—	—	43,927	—	—	43,927
Prepaid expenses	—	—	4,735	—	—	4,735
Deferred tax assets (b)	—	—	47,362	—	—	47,362
Property and equipment (c)	179	2,232	200,420	389	9	203,229
Intangible assets	—	2,522	56,917	—	—	59,439
Intangible assets - Customer relationship (c)	15,924	6,134	1,471,741	—	—	1,493,799
Intangible assets - Software (c)	2,807	14,583	340,780	11,634	7,874	377,678
Intangible assets - Trademarks and patents (c)	—	—	214,578	774	—	215,352
Other assets	137	109	77,367	322	2	77,937
Total assets	30,250	39,662	3,492,927	13,186	8,309	3,584,334

Accounts payable to clients	—	—	332,902	—	—	332,902
Trade accounts payable	106	3,515	107,205	261	—	111,087
Loans and financing	—	1,525	346,151	—	—	347,676
Labor and social security liabilities	566	2,019	85,829	852	—	89,266
Taxes payable	—	—	34,635	10	—	34,645
Deferred tax liabilities (c)	6,369	7,044	608,749	4,219	2,677	629,058
Provision for contingencies (b)	—	—	164,259	—	—	164,259
Other liabilities	843	177	111,233	902	125	113,280
Total liabilities	7,884	14,280	1,790,963	6,244	2,802	1,822,173

Net assets and liabilities	22,366	25,382	1,701,964	6,942	5,507	1,762,161
Consideration paid (Note 29.1.3)	39,583	55,411	6,737,900	14,116	24,993	6,872,003
Goodwill	17,217	30,029	5,035,936	7,174	19,486	5,109,842

(*) Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.
(a) The gross contractual amounts for Linx is R$225,185. For the others acquirees the differences between gross and net amounts are not material.
(b)   A provision for contingent liabilities at fair value of R$164,259 was recognized on a preliminary basis at the acquisition date resulting from civil, labor and tax claims against Linx. The claims are subject to legal arbitration and to the Group’s re-assessment at the end of each reporting period, based on the expected probable outcome (see Note 19). The Group reviewed all the other liabilities at fair value and the effects of the measurement of these liabilities at fair value is not material. As result of the remeasurement of the provision for contingencies and other liabilities at fair value, the Group recognized the respective deferred tax asset.

(c)   The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified customer relationship, trademarks and patents, and software as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.1.2. Additionally, the Group reviewed the fair value of all other assets previously recognized by the acquirees, recognizing an increase of R$20,297 in the property and equipment by the Linx acquisition, originated from the difference between the fair value and the carrying amount of this asset. As result of the remeasurement of the intangible assets and the property and equipment at fair value, the Group recognized the respective deferred tax liability.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.1.2.    Intangible assets arised from the business combination
The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below, as well as whether the assessment is preliminary or final.
Customer relationship

	SimplesVet	VHSYS	Linx

Amount	$15,924	$6,134	$1,471,741
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	7 years	4 years	31 years and 6 months to 34 years and 6 months
Discount rate (b)	16%	16%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary	Preliminary

(*) Multi-Period Excess Earnings Method (“MEEM”)
(a)   Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behaviour of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b) Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
Software

	SimplesVet	VHSYS	Linx	Collact	Trampolin

Amount	2,807	14,583	340,780	11,634	7,874
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties	Replacement cost	Replacement cost
Estimated useful life (a)	5 years	5 years	4 years to 10 years	4 years	5 years
Discount rate (b)	15.6%	15.6%	10.3%	18.0%	18.0%
Source of information	Historical data	Historical data	Acquirer’s management internal projections	Historical data	Historical data
Assessment status	Preliminary	Preliminary	Preliminary	Preliminary	Preliminary

(a) Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.
(b) Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
Trademark and patents

	Linx	Collact

Amount	214,578,000	774
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	25 years
Discount rate (b)	10.3%	18.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary

(a) Useful lives were estimated based on internal benchmarks.
(b) Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.1.3.    Consideration paid
The fair value of the consideration paid on the business combination were as follows:

	SimplesVet	VHSYS	Linx	Collact	Trampolin	Total

Cash consideration paid to the selling shareholders	15,650	18,656	4,752,811	3,173	13,402	4,803,692
Cash consideration to be paid to the selling shareholders	5,750	—	—	167	—	5,917
Previously held equity interest in the acquiree, at fair value (a)	—	24,064	1,335,603	3,529	—	1,363,196
Shares of the Company issued to selling shareholders	—	—	618,514	—	—	618,514
Shares of the Company to be issued to the selling shareholders	—	—	—	—	9,897	9,897
Loans converted into shares	—	—	—	5,247	—	5,247
Non-controlling interest in the acquiree (b)	11,183	12,691	—	—	—	23,874
Contingent consideration (c)	7,000	—	30,972	2,000	1,694	41,666
Total	39,583	55,411	6,737,900	14,116	24,993	6,872,003

(a)   Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.
As a result of the step acquisition of VHSYS, the Group recognized a gain of R$12,010 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$24,064, and its carrying amount, of R$12,054.
As a result of the step acquisition of Collact, the Group recognized a gain of R$3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$3,529, and its carrying amount, of R$(309).

(b)  The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(c)  SimplesVet’s contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue and profitability that the acquired company will have at the end of 2022.
Collact’s contingent consideration is related to revenue performance in 2021 fiscal year and will be paid to selling shareholders in 2022.
Trampolin’s contingent consideration will be paid to selling shareholders if the performance obligations related to revenue and number of active customers specified in the investment agreement are met within the next 36 months from the date of acquisition of the business.
Regarding Linx acquisition, the amount of R$30,972 refers to share-based payments that may be paid in the next months.

29.1.4.    Acquisition-related costs
Until December 31, 2021, the calculated costs related to Linx acquisition were R$106,160 – of which R$28,369 were costs incurred in 2020 and R$77,791 in 2021 – recognized in the statement of profit or loss under administrative expenses. The Group estimates that total costs related to Linx’s acquisition will be R$110,627.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.1.5.    Revenue and profit contribution
The combined statement of profit or loss from the acquisition date through December 31, 2021 for all companies acquired in 2021, is presented below:

2021

Net revenue from transaction activities and other services	61,007
Net revenue from subscription services and equipment rental	486,846
Financial income	14,273
Other financial income	748
Total revenue and income	562,874

Cost of services	(315,089)
Administrative expenses	(139,182)
Selling expenses	(107,308)
Financial expenses, net	(33,242)
Other income (expenses), net	(26,655)
(621,476)

Loss before income taxes	(58,602)

Current income tax and social contribution	(7,922)
Deferred income tax and social contribution	5,833
Loss for the period	(60,691)
Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

2021

Pro-forma total revenue and income	5,313,515
Pro-forma net income	(1,517,682)
This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.
29.2.    Acquisitions in 2020
During 2020, the Company realized business combinations with some companies, including MLabs, Questor, Sponte and Creditinfo Caribbean. The acquisitions of these companies were measured in 2020 based on preliminary assessment and included in the December 31, 2020 consolidated financial statements. The assessments were completed in 2021, and the effects are presented in the consolidated financial statements as of December 31, 2021. The transactions details are presented as follows.
MLabs
On September 1, 2020, the Group acquired a 51.5% interest in MLabs, an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The shareholders shall approve the stock option plan of MLabs limited to 2.912% of the total share capital of MLabs. Therefore, after the referred approval, STNE Par shall hold 50% interest in MLabs.
Questor
On October 1, 2020, the Group acquired a 50.0% interest in Questor, an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company. The Group also holds an option to acquire an additional interest in the period from two to three years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 50.0% interest in Questor.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Sponte
On November 5, 2020, the Group acquired a 90.0% interest in Sponte, an unlisted company based in Paraná, Brazil, that develops management software for education. Through this acquisition, the Group expects to obtain synergies in servicing its clients.
Creditinfo Caribbean
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
29.2.1.    Financial position of the business acquired
The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.
29.2.1.1.    MLabs

Fair value	Preliminary amounts	Adjustments	Final amounts

Cash and cash equivalents	9,406	—	9,406
Trade accounts receivable	944	—	944
Property and equipment	1,695	—	1,695
Intangible asset - Customer relationship (a)	2,750	12,294	15,044
Deferred tax assets	—	1,562	1,562
Other assets	15,610	—	15,610
Total assets	30,405	13,856	44,261

Trade accounts payable	146	—	146
Labor and social security liabilities	980	142	1,122
Taxes payable	—	209	209
Deferred tax liabilities	935	4,180	5,115
Other liabilities	1,475	4,242	5,717
Total liabilities	3,536	8,773	12,309

Net assets and liabilities (b)	26,869	5,083	31,952
Consideration paid (Note 29.2.3.1)	69,636	(1,757)	67,879
Goodwill	42,767	(6,840)	35,927

(a)  The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship as intangible asset. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)   The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by MLabs. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.2.1.2.    Questor

Fair value	Preliminary amounts	Adjustments	Final amounts

Cash and cash equivalents	4,354	(12)	4,342
Trade accounts receivable	1,664	732	2,396
Property and equipment	1,575	393	1,968
Intangible asset	1,119	(1,119)	—
Intangible asset - Customer relationship (a)	23,649	(17,773)	5,876
Intangible asset - Software (a)	4,437	47,653	52,090
Intangible asset - Trademarks and patents (a)	—	5,734	5,734
Other assets	11,539	(498)	11,041
Total assets	48,337	35,110	83,447

Trade accounts payable	47	745	792
Labor and social security liabilities	2,822	—	2,822
Taxes payable	—	582	582
Deferred tax liabilities	9,549	12,109	21,658
Provision for contingencies (b)	—	7,040	7,040
Other liabilities	3,482	(1,831)	1,651
Total liabilities	15,900	18,645	34,545

Net assets and liabilities (c)	32,437	16,465	48,902
Consideration paid (Note 29.2.3.2)	58,324	7,303	65,627
Goodwill	25,887	(9,162)	16,725

(a)  The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software, and Trademarks and patents as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)   A provision for contingent liabilities at fair value of R$7,040 was recognized at the acquisition date resulting from tax claims against Questor. The claims are subject to legal arbitration and to the Group's re-assessment at the end of each reporting period, based on the expected probable outcome. The subsequent changes will be recognized in profit or loss.

(c)   The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Questor. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.2.1.3.    Sponte

Fair value	Preliminary amounts	Adjustments	Final amounts

Cash and cash equivalents	1,487	(592)	895
Trade accounts receivable	824	2,665	3,489
Property and equipment	811	9	820
Intangible asset	9	(9)	—
Intangible asset - Customer relationship (a)	8,784	6,606	15,390
Intangible asset - Software (a)	—	10,354	10,354
Intangible asset - Trademarks and patents (a)	—	6,632	6,632
Other assets	681	—	681
Total assets	12,596	25,665	38,261

Trade accounts payable	93	11	104
Labor and social security liabilities	2,069	—	2,069
Taxes payable	—	285	285
Deferred tax liabilities	2,987	8,021	11,008
Other liabilities	2,173	(299)	1,874
Total liabilities	7,322	8,018	15,340

Net assets and liabilities (b)	5,274	17,647	22,921
Consideration paid (Note 29.2.3.3)	80,553	8,568	89,121
Goodwill	75,279	(9,079)	66,200

(a) The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software, and Trademarks and patents as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)   The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Sponte. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.2.1.4.    Creditinfo Caribbean

Fair value	Preliminary amounts	Adjustments	Final amounts

Cash and cash equivalents	9,494	—	9,494
Trade accounts receivable	2,181	1,707	3,888
Property and equipment	800	—	800
Intangible asset	3,669	—	3,669
Intangible asset - Customer relationship (a)	7,285	(2,953)	4,332
Intangible asset - Exclusivity right (a)	38,827	(38,827)	—
Intangible asset - Software (a)	—	46,385	46,385
Intangible asset - Operating license (a)	—	7,121	7,121
Deferred tax assets	1,531	39	1,570
Other assets	1,908	(1,707)	201
Total assets	65,695	11,765	77,460

Trade accounts payable	2,334	(30)	2,304
Labor and social security liabilities	23	—	23
Taxes payable	—	222	222
Other liabilities	319	(154)	165
Total liabilities	2,676	38	2,714

Net assets and liabilities (b)	63,019	11,727	74,746
Consideration paid (Note 29.2.3.4)	102,868	(3,000)	99,868
Goodwill	39,849	(14,727)	25,122

(a)  The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software and Operating license as intangible assets. Operating license refers to the right conceded by the local government authority for Creditinfo Caribbean operate in Jamaica and Guyana. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)   The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Creditinfo Caribbean. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the fourth quarter of 2021, the valuation was completed.

29.2.2.    Intangible assets arised from the business combination
The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.
Customer relationship

	MLabs	Questor	Sponte	Creditinfo Caribbean

Amount	15,044	5,876	15,390	4,332
Method of evaluation	Replacement cost	MEEM (*)	MEEM (*)	Replacement cost
Estimated useful life (a)	1 year and 7 months	13 years and 3 months	14 years and 2 months	6 months to 2 years and 10 months
Discount rate (b)	16.6%	17.2%	14.5%	14.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)
(a) Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Creditinfo Caribbean companies and for this reason the useful life is variable.
(b) Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Software

	Questor	Sponte	Creditinfo Caribbean

Amount	52,090	10,354	46,385
Method of evaluation	Replacement cost	Replacement cost	MEEM (*)
Estimated useful life (a)	10 years	10 years	7 years
Discount rate (b)	18.2%	15.5%	15.3%
Source of information	Historical data	Estimated costs	Estimated costs

(*)	Multi-Period Excess Earnings Method (“MEEM”)
(a)	Useful lives were estimated based on internal benchmarks.
(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
Trademark and patents

	Questor	Sponte

Amount	5,734	6,632
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	Indefinite
Discount rate (b)	18.2%	15.5%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks.
(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
Operating license

Creditinfo Caribbean

Amount	7,121
Method of evaluation	Replacement cost
Estimated useful life (a)	4 months to 1 year and 6 months
Discount rate (b)	14.3%
Source of information	Historical data

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Creditinfo Caribbean companies and for this reason the useful life is variable.
(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
29.2.3.    Consideration paid
The fair value of the consideration paid on the business combination were as follows.
29.2.3.1.    MLabs

	Preliminary amounts	Adjustments	Final amounts

Cash consideration paid to the selling shareholders in 2020	37,371	(98)	37,273
Cash consideration to be paid to the selling shareholders after 2020	15,110	—	15,110
Non-controlling interest in the acquiree (a)	13,031	2,465	15,496
Contingent consideration (b)	4,124	(4,124)	—
Total	69,636	(1,757)	67,879

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.
(b)
MLab’s contingent consideration will be paid to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$11,741. The adjustment refers to changes in the Group’s projections regarding MLab’s revenue for 2022 fiscal year.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
29.2.3.2.    Questor

	Preliminary amounts	Adjustments	Final amounts

Cash consideration paid to the selling shareholders in 2020	46,296	—	46,296
Cash consideration to be paid to the selling shareholders after 2020	3,031	—	3,031
Non-controlling interest in the acquiree (a)	16,218	8,233	24,451
Call option in the acquiree (b)	(10,891)	(10)	(10,901)
Contingent consideration (c)	3,670	(920)	2,750
Total	58,324	7,303	65,627

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.
(b)
The option has been evaluated in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$10,901 represents the final evaluate on acquisition date. This value is periodically recalculated, being subject to increase or decrease, and as of December 31, 2021 is included in the amount of R$9,044 mentioned in Note 2.1.

(c)	Questor’s contingent consideration will be paid to the selling shareholders after the closing of the 2021 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue, number of new clients and profit margin that Questor will have at the end of 2021.
29.2.3.3.    Sponte

	Preliminary amounts	Adjustments	Final amounts

Cash consideration paid to the selling shareholders in 2020	56,500	—	56,500
Cash consideration to be paid to the selling shareholders after 2020	6,500	—	6,500
Non-controlling interest in the acquiree (a)	527	1,765	2,292
Contingent consideration (b)	17,026	6,803	23,829
Total	80,553	8,568	89,121

(a)
The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(b)
Sponte’s contingent consideration will be paid to the selling shareholders after the closing of the 2023 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that Sponte will have at the end of 2023. The contingent consideration is limited to R$31,500.

29.2.3.4.    Creditinfo Caribbean

	Preliminary amounts	Adjustments	Final amounts

Cash consideration paid to the selling shareholders in 2020	73,281	—	73,281
Obligation related to the source code acquisition (a)	—	5,015	5,015
Non-controlling interest in the acquiree (b)	29,587	5,506	35,093
Call option in the acquiree (c)	—	(13,521)	(13,521)
Total	102,868	(3,000)	99,868

(a)    The obligation refers to an option of the Company to acquire the source code for the Credit Bureau System of the Creditinfo Caribbean for permanently use in Guyana, Caribbean or Brazil, becoming independent from Creditinfo Group HF. (seller shareholder). The Group has until 7 years starting from the acquisition date to exercise this option to obtain the definitive right over the software.

(b)     The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(c)   The option has been evaluated in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$13,521 represents the final evaluate on acquisition date. This value is periodically recalculated, being subject to increase or decrease, and as of December 31, 2021 is included in the amount of R$9,044 mentioned in the Note 2.1.

29.3.    Acquisition of assets
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.
The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the conversion of convertible loans in the amount of R$8,202, the delivery of R$849 in STNE shares and disbursements in the amount of R$2,220. Through this transaction, the Group acquired an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels.
After assessing the transaction, the Group determined that the acquisition of Nodis did not constitute business combination, being recognized as asset acquisition, and therefore recorded at cost. Cost was allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of purchase. The respective intangible assets were recognized and measured based on an allocation of the overall cost of the transaction, with reference to their relative fair values. No goodwill was recognized.
30.    Segment information
On December 31, 2020, the Company had a single segment StoneCo. In 2021, due to the acquisition of Linx, and the complexity of this business, the Company has two operating and reportable segments: StoneCo and Linx.
After Linx acquisition, the CODM review and monitor operations and evaluates performance considering two separate views: StoneCo (ex-Linx) and Linx. Both reportable segments represent strategic business units monitored separately.
The Group uses adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.
Adjusted net income (loss) for the years ended December 31, 2020 and 2019 is presented for a single segment since for those periods the Group did not have control over Linx.
The income statement and balance sheet position, for the period ended December 31, 2021, for these two operating segments are presented below.

	December 31, 2021
	StoneCo (ex-Linx)	Linx	Non allocated	Consolidated
Assets
Current assets	29,402,088	558,085	—	29,960,173
Non-current assets (a)	9,476,625	1,404,202	1,215,791	12,096,618

Liabilities and equity
Current liabilities	22,360,746	424,507	4,592	22,789,845
Long term liabilities	2,717,114	195,368	2,760,018	5,672,500

(a) Goodwill and intangible assets of business acquired by StoneCo are allocated to the StoneCo (ex-Linx) segment.
Assets and liabilities non allocated represents the investment in Banco Inter (Note 6 (b)) and related Bonds (Note 17.3.5).

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
Segmented Statement of Profit or Loss

	December 31, 2021
	StoneCo (ex-Linx)	Linx

Total revenue and income	4,291,132	532,629

Cost of services	(1,409,319)	(304,509)
Administrative expenses	(535,093)	(109,723)
Selling expenses	(913,933)	(98,611)
Financial expenses, net	(1,095,702)	(32,561)
Other income (expenses), net	(111,650)	(6,512)
Total Expenses	(4,065,697)	(551,916)

Loss on investment in associates	(10,437)	—
Profit (loss) before income taxes	214,998	(19,287)

Income taxes and social contributions	14,530	(6,950)
Adjusted net income (loss) for the year	229,528	(26,237)
Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2021	2020	2019

Adjusted net income – StoneCo (ex-Linx)	229,528	958,193	857,100
Adjusted loss – Linx	(26,237)	—	—
Segment adjusted net income	203,291	958,193	857,100

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market and cost of funds related to the investment in Banco Inter	(1,382,773)	—	—
Amortization of fair value adjustment (a)	(89,100)	(17,229)	(17,166)
Share-based compensation expenses (b)	(66,917)	(120,695)	(64,294)
Gain on previously held interest in associate (c)	15,848	2,992	—
Other expenses (d)	(118,323)	(30,782)	1,714
Tax effect on adjustments	60,626	44,967	26,840
Consolidated net income (loss)	(1,377,348)	837,446	804,195

(a)   On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

(b) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.
(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.
(d)   Consists of the fair value adjustment related to associates call option, call option of associates, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, Linx's organizational restructuring and restructuring of debt instruments.

The Company intends in 2022 to change the format on which results are reported to and reviewed by management which would result in the change of operating and reportable segments mainly to, two segments: Software and Financial services.

StoneCo Ltd.
Notes to consolidated financial statements
December 31, 2021, 2020 and 2019
(In thousands of Brazilian Reais, unless otherwise stated)
31.    Subsequent events
31.1.    Neomode acquisition
On July 02, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. Founded in 2016, Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system.
The acquisition was conditioned to Brazilian Antitrust Authority (“CADE”) approval, which occurred on November 19, 2021. The Company paid in the corporate capital in January 2022, in the total amount of R$6,083 and loans conversion in the amount of R$875, totalizing a transferred consideration of R$6,957. The Group is still assessing additional information in the arrangement to define the accounting treatment of the acquisition.
31.2.    Reclame Aqui acquisition
On February 17, 2022 the Group acquired 50% of equity interest on Reclame Aqui Holdings Limited (“Reclame Aqui”) for R$224,000. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
The Group will also have the right to join the Board of Directors of Reclame Aqui with two seats out of four, to indicate the Chief Financial Officer and has a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of the Company, which can be exercised between January 1st, 2027 and July 30, 2027. The acquisition is under evaluation for business combination rules.
The agreement with selling shareholders provides contingent consideration linked to net revenue performance related to 2023 and 2025 fiscal years. The amount of contingent consideration is limited to R$145,454. The Group is still evaluating this amount, in connection with the acquiree projections, to compose the consideration paid amount.
31.3.    New regulations BACEN
On March 11, 2022 BACEN approved a group of regulations for payment institutions. The new rules create new requirements as follows:
–    Regulation and supervision will be based on the consolidated financial conglomerate as defined by BACEN rules and not on the individual regulated entities.
–    Introduces requirements for risk management and for managing capital adequacy.
–    Establishes rules for determining the minimum level of capital and for measuring the actual regulatory capital which are introduced on a gradual basis from January 1, 2023 to January 1, 2025.
The Company is assessing the impact of the new rules and does not expect an impact on capital requirements above the current equity allocated to regulated entities upon initial effectiveness on January 1, 2023.