Form 20-F
period 2022-12-31
StoneCo Ltd.
filed 2023-05-01
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                           to                          .
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-38714

StoneCo. Ltd.
(Exact name of Registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
4th Floor, Harbour Place
103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands
(Address of principal executive offices)
Silvio José Morais, Interim Chief Financial Officer
Tel: +55 (11) 94558-4719 –silvio.morais@stone.com.br
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	293,891,057
Class B common shares, par value US$0.000079365 per share	18,748,770

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
Indicate by check mark whether an internal control over financial reporting auditor attestation is included in the filing:
Yes ☒
No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) : ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “StoneCo.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), Trinks Serviços de Internet S.A. (“Trinks”), Delivery Much Tecnologia S.A. (“Delivery Much”), APP Sistemas S.A. (“APP”), Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”), RH Software S.A. (“RH Software”), Creditinfo Jamaica Ltd (“Creditinfo Caribbean”), Creditinfo Guyana Inc (“Creditinfo Caribbean”), Creditadvice Barbados Ltd. (“Creditinfo Caribbean”), Creditinfo ECCU Ltd (“Creditinfo Caribbean”) and StoneCo CI Ltd being entities on which we have a significant influence and minority interest in but do not consolidate.
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
Financial Statements
We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.
The summary statement of profit or loss data and statement of financial position data as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this annual report.

	For the Year Ended December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)
	(in millions, except amounts per share)
Statement of profit or loss data:
Net revenue from transaction activities and other services	501.6	2,617.4	1,626.9	1,144.1
Net revenue from subscription services and equipment rental	337.5	1,760.9	1,071.9	388.0
Financial income	888.9	4,638.0	1,877.7	1,647.0
Other financial income	109.7	572.6	247.3	140.7
Total revenue and income	1,837.8	9,588.9	4,823.8	3,319.8
Cost of services	(511.7)	(2,669.8)	(1,713.8)	(769.9)
Administrative expenses	(214.9)	(1,121.4)	(813.3)	(392.5)
Selling expenses	(289.6)	(1,511.2)	(1,012.5)	(505.9)
Financial expenses, net	(673.6)	(3,514.7)	(1,269.1)	(339.8)
Mark-to-market on equity securities designated at FVPL	(163.5)	(853.1)	(1,264.2)	—
Other operating expenses, net	(58.0)	(302.5)	(185.9)	(177.1)
Loss on investment in associates	(0.7)	(3.6)	(10.4)	(6.9)
Profit (loss) before income taxes	(74.2)	(387.3)	(1,445.6)	1,127.7
Income tax and social contribution	(26.7)	(139.1)	68.2	(290.2)
Net income (loss) for the year	(100.9)	(526.4)	(1,377.3)	837.4
Net income (loss) attributable to non-controlling interests	(1.3)	(7.0)	(18.5)	(16.6)
Net income (loss) attributable to owners of the parent	(99.5)	(519.4)	(1,358.8)	854.1
Basic earnings (loss) per share(2)	(0.32)	(1.67)	(4.40)	2.95
Diluted earnings (loss) per share(2)	(0.32)	(1.67)	(4.40)	2.91
Other data:
Adjusted net income (loss) (in millions)(3)	100.7	525.5	84.7	958.2
TPV (in billions)	70.4	367.4	275.4	209.9
Active clients (in thousands)(4)	n.a.	2,584.0	1,766.1	774.5

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$ 5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Calculated by dividing net income or loss for the year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 15 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS. Note that in the second quarter of 2022, we have stopped adjusting the financial expenses related to our bond in our adjusted results. As such, for comparability reasons, we have made this change retrospectively in the tables of this section.
(4)	Considers clients that have transacted at least once over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months.

	For the Year Ended December 31,
	2022	2022	2021	2020
	(US$ millions)(a)	(R$ millions)

Net income (loss) for the year	(100.9)	(526.4)	(1,377.3)	837.4
Share-based compensation expenses(b)	24.9	129.8	66.9	120.7
Amortization of fair value adjustment on intangibles related to acquisitions(c)	26.6	138.6	89.1	17.2
Fair value adjustments of assets whose control was acquired(d)	—	—	(15.8)	(3.0)
Mark-to-market related to the investment in Banco Inter(g)	163.5	853.1	1,264.2	—
Other income/expenses(e)	(3.4)	(17.8)	118.3	30.8
Pre-tax subtotal(g)	110.6	577.3	145.4	1,003.2
Tax effect on adjustments(f)	(9.9)	(51.8)	(60.6)	(45.0)
Adjusted net income(g)	100.7	525.5	84.7	958.2

(a)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(b)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Description of Principal Line Items—Other operating expenses, net—Liability-classified share-based compensation expense” and note 22 to our consolidated financial statements for further information.
(c)	Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(d)	Consists of the gain on re-measurement of our previously held equity interest in Linked Gourmet (2020), VHSYS (2021) and Collact (2021) to fair value upon the date control was acquired.
(e)	Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, organizational restructuring and restructuring of debt instruments. See notes 4.1.2 and 21 to our consolidated financial statements for further information.
(f)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances, if applicable.
(g)	In the second quarter of 2022, we have stopped adjusting the financial expenses related to our bond in our adjusted results. As such, for comparability reasons, we have made this change retrospectively in the tables of this section.

	As of December 31,(2)
	2022	2022	2021	2020
	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	951.8	4,966.4	6,488.7	10,575.0
Accounts receivable from card issuers	3,966.2	20,694.5	19,286.6	16,307.2
Financial assets from banking solution	759.1	3,960.9	2,346.5	714.9
Other current assets	198.8	1,037.4	1,822.7	1,677.7
Total current assets	5,876.0	30,659.2	29,944.5	29,274.8
Intangible assets	1,654.4	8,632.3	8,277.5	1,039.9
Other non-current assets	566.1	2,953.9	3,875.0	1,434.0
Total non-current assets	2,220.6	11,586.2	12,152.6	2,473.8
Total assets	8,096.6	42,245.4	42,097.0	31,748.7
Liabilities and Equity
Current liabilities
Accounts payable to merchants	3,177.4	16,578.7	15,723.3	8,848.0
Deposits from banking customers	771.2	4,023.7	2,201.9	900.5
Obligations to FIDC quota holders	186.9	975.2	1,294.8	1,960.1
Loans and financing	354.1	1,847.4	2,578.8	1,184.7
Other current liabilities	335.2	1,749.1	991.1	487.0
Total current liabilities	4,824.8	25,174.1	22,789.8	13,380.4
Non-current liabilities
Accounts payable to merchants	6.9	35.8	3.2	—
Obligations to FIDC quota holders	—	—	932.4	2,414.4
Loans and financing	522.9	2,728.5	3,556.5	524.4
Other non-current liabilities	260.1	1,357.0	1,187.9	437.5
Total non-current liabilities	789.9	4,121.3	5,679.9	3,376.3
Total liabilities	5,614.6	29,295.4	28,469.8	16,756.6
Total equity	2,481.9	12,950.0	13,627.2	14,992.0
Total liabilities and equity	8,096.6	42,245.4	42,097.0	31,748.7

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	The purchase price allocation was concluded for SimplesVet and VHSYS acquisitions on March 31, 2022, for the Linx acquisition on June 30, 2022 and for Collact and Trampolin acquisitons on September 30, 2022. Therefore, retrospective adjustments were made in the Statement of financial position as of December 31, 2021 in accordance with IFRS 3.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
The real/U.S. dollar exchange rate reported by the Brazilian Central Bank (“Central Bank”) was R$3.8748 per US$1.00 on December 31, 2018, which reflected a 14.6% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade”, as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967, reflecting a depreciation of 22.4% in the real from December 31, 2019, being strongly affected by the COVID-19 pandemic. On December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805, reflecting a depreciation of 6.9% in the real from December 31, 2020, which continued to be affected by the COVID-19 pandemic. On December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177, reflecting an appreciation of 7.0% in the real from December 31, 2021, mainly due to the high levels of interest rates in the country.
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
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable. As of April 23, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Brazilian Central Bank was R$5.0497 per US$1.00.

Year	Period-end	Average(1)	Low	High
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1578	4.0213	5.9372
2021	5.5805	5.3956	4.9206	5.8397
2022	5.2177	5.1655	4.6175	5.7042

Month	Period-end	Average(2)	Low	High
October 2022	5.2570	5.2503	5.1411	5.3454
November 2022	5.2941	5.2747	5.0360	5.4655
December 2022	5.2177	5.2424	5.1445	5.3406
January 2023	5.0993	5.2007	5.0767	5.4459
February 2023	5.2078	5.1717	4.9901	5.2526
March 2023	5.0804	5.2115	5.0804	5.2981
April 2023 (through April 23, 2023)	5.0497	5.0123	4.9097	5.0834

Source: Brazilian Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.

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
As we evolve in our financial services and software offering, from the first quarter of 2022 onwards, the reportable segments were comprised of: (i) financial services, (ii) software and (iii) non-allocated. As such, our business section in this document already considers this evolution.
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
In April 2020, we acquired a 100% interest in MAV Participações S.A. (formerly MVarandas Tecnologia Serviços Ltda. - “MVarandas” or “Menew”). In April 2022, we merged our subsidiary MVarandas into Linx Sistemas e Consultoria Ltda. MVarandas was a private company based in the State of Paraíba, Brazil, that developed software and services for the food service market.
In May 2020 we acquired 100% interest in Vitta Tecnologia em Saúde S.A., VittaPar LLC, Vitta Corretora de Seguros Ltda. (formerly AX Saúde Corretora de Seguros Ltda) and Vitta Serviços em Saúde Ltda. (all together described as “Vitta”). Vitta is a private company based in the State of São Paulo, Brazil, focused in health plan management, health services and insurance services.
In July 2020, we acquired a 22.64% interest in Delivery Much Tecnologia S.A. (“Delivery Much”) and in February 2021, we acquired an additional 6.85% interest through a capital increase. After the acquisition, we hold 29.49% interest in Delivery Much. Delivery Much is a private company based in the State of Santa Catarina, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities.
In August 2020, we signed a definitive agreement for STNE Participações S.A., a company controlled by us that holds our software investments business in Brazil, to combine its business with Linx S.A. (“Linx”), a leading provider of retail management software in Brazil (the “Linx Transaction”). In November 2020, the Linx Extraordinary General Meeting that approved the business combination was held. Linx’s Shareholders approved the Linx Transaction in a meeting held on March 31, 2021, with the Linx Transaction being concluded on July 1, 2021.
In September 2020, we acquired a 51.5% interest in MLabs Software Ltda (“MLabs”), an unlisted company based in the State of São Paulo, Brazil, that develops software and services for social media management. The shareholders have approved the stock option plan of MLabs limited to 2.912% of the total share capital of MLabs in December 2021. After the exercise of the call option by MLabs’ employees under such stock option plan, we shall hold 50% interest in MLabs.
In October 2020, we acquired a 50% interest in Questor Sistemas S.A. (“Questor”). Questor is a private company based in the State of Santa Catarina, Brazil, that develops management software for accounting offices.
In November 2020, we acquired a 90.0% interest in Sponte Informática S.A. (“Sponte”). In September 2022, we acquired the remaining shares of Sponte and currently hold 100% interest in the company. Sponte is a private company based in the State of Paraná, Brazil, that develops management software for schools.

In November 2020, we acquired a 53.05% interest in StoneCo. CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”). In October 2022, we lost control of StoneCo. CI and Creditinfo Caribbean after a capital contribution by a new investor and we now hold 47.75% of the company. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively.
In January 2021, we have fully acquired the non-controlling interest in PDCA S.A. (“PDCA”) held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). As a result of this transaction, Stone held 100% interest in PDCA. In October 2022, PDCA was merged into Pagar.me.
In April 2021, we acquired a 50% interest in SimplesVet Tecnologia S.A. (“SimplesVet”). SimplesVet is a private company based in the State of Bahia, Brazil, that develops management software for veterinary clinics, pet shops and autonomous veterinarians.
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
In May 2021, we have signed a definitive investment agreement with Banco Inter (“Banco Inter”), a leading and fast-growing digital bank in Brazil, whereby we became a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Banco Inter Investment”). The Banco Inter Investment was made in June 2021 through a follow-on public offering conducted by Banco Inter. As part of the Banco Inter Investment, we acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine. In May 2022, we agreed to sell 21.5% of our stake in Banco Inter through a cash-out option offered in Inter’s corporate restructuring for approximately R$181 million. In February 2023, we decided to sell its remaining stake in Banco Inter, representing 16.8 million shares, which were sold at a price of R$12.96 per share, equivalent to R$218 million. After the sale, we no longer have the right of first refusal in the case of change of control and a seat on the board.
In July 2021, we acquired 100% interest in Nodis Tecnologia S.A. (“Nodis”) through the conversion of convertible loans and the purchase of stake from the former shareholders. In August 2022, Nodis was merged into Linx Sistemas e Consultoria Ltda. Through this transaction, we acquired an omni-channel retail technology to digitize customer inventory in brick & mortar stores helping them sell online.
In August 2021, we obtained control of Collact Serviços Digitais Ltda (“Collact”), after a step acquisition with started in February 2019. In January 2022, Collact was merged into Stone Pagamentos. Collact developed CRM software for customer engagement, focused mainly on the food service segment.
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
In January 2022, we concluded the investment in Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), representing 40.02% of the total shares issued by the company. Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator.
In January 2022, Mercadapp Soluções em Software Ltda ("Mercadapp"), a company acquired by Linx in November 2020, was merged into Linx Sistemas. Mercadapp was a private company that offered a white label platform for online sales solutions for small and medium-sized supermarkets.

In February 2022, we acquired 50% of equity interest on Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies, offering software and API based CRM solutions to help businesses manage customer communication more efficiently We also have the right to join the board of directors of Reclame Aqui with two seats out of four, to appoint the Chief Financial Officer and have a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of the company, which can be exercised between January 1, 2027 and July 30, 2027.
In May 2022, we acquired a 20% equity interest in RH Software S.A. (“RH Software”), a private company based in the State of São Paulo, Brazil. RH Software develops cloud based ERP and scheduling & payments software servicing dental clinics. We also hold a call option to acquire a 30% additional equity interest in the period from 2 to 3 years from the date of closing of the agreement.
In June 2022, we acquired 100% of equity interest in ThirdLevel Soluções de Internet S.A. (“Plugg.to”). In November 2022, Plugg.to was merged into Linx Sistemas. Plugg.to was a private company headquartered in the State of São Paulo, Brazil that developed technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces.
In August 2022, Questor, a subsidiary in which we own a 50% equity interest, acquired a 75.6% equity interest in Hubcount Tecnologia S.A (“Hubcount”). Hubcount is a private company headquartered in the State of São Paulo, Brazil that develops technology that offers accounting BI & Software solutions to accounting offices and large corporations.

In October 2022, we created “Stone Holding Instituições S.A.”, a new company with the objective of holding equity interests in institutions authorized to operate by Central Bank of Brazil (“Banco Central do Brasil”).

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
In August 2020, we completed a primary follow on offering for 31.5 million Class A common shares, including the exercise of the underwriter’s option. The proceeds from the follow on were used to finance the acquisition of Linx S.A. concluded in July 2021.
New Incentive Plan Pool
In May 2022, our Board of Directors approved an amendment and restatement of our Long-Term Incentive Plan (LTIP) for the purpose of the adoption of a new equity-based incentive plan pool, comprised of 19.2 million shares to be granted in the form of restricted stock units (RSUs) and performance stock units (PSUs) under the LTIP. A portion of the pool, 5.8 million shares, was approved for the grant of non-recurring long-term incentive plan awards, vesting of which is linked to the achievement of our annual goals and the performance of our stock price, of which 30% is to be vested in 3 years and 70% in 5 years if our goals are met. Each vesting period has a stock price trigger at multiples of our stock price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, was approved for the grant of regular annual equity incentive compensation. The remaining portion of the pool, 11.6 million shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above. Until the fourth quarter of 2022, share-based compensation expenses related to our non-recurring long-term incentive plan were adjusted in our adjusted statement of profit or loss, similar to our IPO incentive plan. Share-based compensation expenses related to our regular annual equity compensation were not adjusted in our statement of profit or loss given its recurring nature. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP).”

Board Changes
Throughout 2022, we have made several changes to the composition of our board of directors to support the next stage of our growth, as detailed below:
•Conrado Engel, a former Senior Executive Vice President at Banco Santander Brasil, CEO of HSBC Bank Brazil S.A., CEO of Losango Consumer Finance and who has decades of experience leading financial services and credit businesses, was appointed as a Board member and Vice-Chairman of the Board.
•Pedro Zinner, who was CEO of Eneva S.A., a leading power-generation company in Brazil, at the time of the appointment and who has more than 25 years of experience in strategy, risk management and finance, was appointed as a Board member. Later, he stepped down from the Board and assumed the role of CEO of StoneCo as of March 31, 2023.
•Eduardo Cunha Monnerat Solon de Pontes, Ali Mazanderani and Thomas A. Patterson retired from the Stone Board after many years of service that began prior to our IPO.
•Mauricio Luchetti, who has been a member of the Board of Directors of several companies and has extensive experience with People and Management, joined as a Board member.
•Patricia Verderesi, who has over 30 years of experience in the financial markets, with strong focus on risk management, has become a member of our Board.
•Mateus Scherer Schwening, a partner at Stone since 2015, has agreed to retire from the StoneCo Board and was appointed VP of Finance at StoneCo Group.
•Silvio José Morais, who was a member of our Board of Directors and served as Controller at Ambev for over 20 years, stepped down as a board member to assume his new duties as Interim Chief Financial Officer.
•Roberto Moses Thompson Motta retired as a member of our Board of Directors after many years of service, effective as of February 14, 2023.
•Thiago dos Santos Piau, who was StoneCo’s CEO through March 2023, was appointed to our Board and as a member of our Finance and Risk Committee of the Company.
•Luiz André Barroso, a Google Fellow with over 30 years of experience in technology and a reference in technology and innovation, joined our Board as of April 7, 2023.
•Pedro Franceschi, Co-Founder & Co-CEO of Brex, has agreed to retire from our Board as of April 6, 2023.

As a result of the abovementioned changes, our Board of Directors is now composed of eight Directors, six of whom are independent:
•André Street – Chairman;
•Conrado Engel – Vice-Chairman;
•Luciana Aguiar;
•Diego Fresco Gutierrez;
•Mauricio Luchetti;
•Patricia Verderesi;
•Thiago dos Santos Piau; and
•Luiz André Barroso.

Appointments of New Executive Management
Throughout 2022, we announced changes to our executive management, with appointments of seasoned leaders with vast experience to strengthen our team and support the evolution of the company and our future execution, as detailed below:
•Caio Fiuza, who was the Head of our micro-merchant business TON, was appointed COO of our Financial Platform Division.
•Gilsinei Hansen, who was the Head of Linx Core division, was appointed COO of our Software Division, which encompasses the Linx business and Stone’s portfolio of software solutions.
•João Bernartt, former Board Member of several retail companies in Brazil and founder of Chaordic, has joined us as Chief Information Officer, leading our efforts in product, technology and data, with greater focus in the Financial Platform Division.
•Sandro Bassili, former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário has joined us as Chief People and Management Officer.
•Diego Salgado, former Executive Director in the Latam Debt Capital Markets team at JP Morgan, has joined our team in 2021 as Head of Treasury and was later appointed as Treasury Officer.
•Marcus Fontoura, who was previously a Technical Fellow and Corporate VP at Microsoft, where he was chief architect for Azure compute and led the Azure efficiency team, and has worked and led important projects at Google, Yahoo! and IBM, joined our team as Chief Technology Officer.
•Gregor Ilg, who has been engaged in financial services for more than 30 years and was the Head of Santander Brasil SMEs Retail Risks, with more than 15 years of experience in credit, joined our team as Head of Credit Business.
•Rodrigo Cury, who has more than 20 years of experience in the Banking sector and was the former Head of Consumer Banking for BTG Pactual, joined our team as Head of Banking.
•Silvio José Morais, was named our Interim Chief Financial Officer, succeeding Marcelo Baldin, who departed after five years of service building out our Finance function and helping us execute on our IPO. Mr. Morais, who temporarily stepped down from our Board of Directors and Audit Committee, has extensive experience in Finance, including serving for over 20 years as Controller at Ambev.
•Tatiana Malamud, who has 30 years of experience as in-house counsel and head of legal departments of financial institutions, as well as a practicing lawyer in the banking and capital market areas, was appointed our Chief Legal and Compliance Officer.
•Thiago Piau, a partner since 2013 and who led the company as CEO since the end of 2017, transitioned to a board member position and as a member of our finance and risk committee. During his time as CEO, he conducted an important cycle of expansion and innovation. Under his leadership, we grew our annualized revenue multiple times, increased our payments client base from 103,000 to over 2.5 million clients, launched our suite of banking solutions, and were established as a leading retail software provider in Brazil through our acquisition of Linx.
•Pedro Zinner, who was a board member, stepped down from the board to succeed Mr. Piau as chief executive officer. Mr. Zinner assumed the CEO role on March 31, 2023, after working closely with Mr. Piau and the management team in a transition period. Mr. Zinner was most recently the chief executive officer of Eneva, one of the leading power-generation companies in Brazil, from 2017 to November 2022. During his leadership, Eneva increased its installed capacity by over 186% and its return on equity from 1.5% to 17.3%. He has more than 25 years of management and leadership experience in strategy, risk management and finance at Eneva, BG Group, and Vale. For more information on Mr. Zinner, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management Board of Directors.”
•André Monteiro, who has recently held CRO positions for XP Inc and B3, joined our Company as our Chief Risk Officer.

Change of Control of the Company
In June 2022, following a series of governance enhancements, we submitted to the Brazilian Central Bank (“BACEN”) a technical change of control request amid a corporate restructuring involving our founder shareholders. As part of this restructuring, Eduardo Pontes would leave HR Holdings, LLC and consequently convert his original super voting Class B common shares into Class A common shares. As a result, our two co-Founders would collectively and individually have less than 50% of the voting power. Though one of our Founders, Andre Street, would still be a reference shareholder, after the authorization of the Central Bank there will be a decrease in the concentration of votes held by our founding shareholders, resulting in no single shareholder having more than 50% of the Company’s voting power.
On November 29, 2022, we announced that BACEN approved our technical change of control request amid the corporate restructuring involving the conversion of Eduardo Pontes interests in Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A common shares directly owned by his family vehicles (the "Corporate Restructuring”).
As a result of the Corporate Restructuring, there was a decrease in the concentration of votes held by our founding shareholders and HR Holdings, LLC became the owner of 31.1% of our voting power. HR Holdings and Cakubran Holdings parent company is VCK Investment Fund Limited SAC A, whose primary investor is our co-founder, André Street.
On April 28, 2023, in connection with our corporate restructuring, our founder shareholders executed an irrevocable waiver to formally waive certain rights, provided under our amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018 (our “Articles of Association”) and the shareholders agreement among us and the founder shareholders dated as of October 29, 2018 (the "Shareholders Agreement"), which they had already agreed and committed not to exercise since November 29, 2022.
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
Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) expenses related to vesting of the one-time IPO grant of share-based compensation as well as non-recurring long term incentive plans, (2) amortization of fair value adjustments related to acquisitions, (3) impairment charges (and reversal of impairment charges), (4) unusual income and expenses, (5) mark-to-market and cost of funds related to our investment in Banco Inter and (6) tax effects of the foregoing adjustments, as described in note (3) to “Item 3. Key Information—A. Selected financial data.” Note that as from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we have stopped adjusting the financial expenses related to our bond in our adjusted numbers. Therefore, in some of the tables of this document, we have made this adjustment retrospectively, as will be noted in the footnotes. Also, starting in 2023, we decided to stop adjusting the expenses related to share-based expenses in our adjusted numbers.
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
•share-based expenses related to equity grants made to executives and employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time and the related expenses are not key measures of our core operating performance. However, we decided that we will stop adjusting such expenses starting in 2023;

•amortization of the fair value adjustment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance;
•other one-time charges that are not reflective of our core operating performance; and
•the mark-to-market and related cost of funding effects from our investment in Banco Inter are not representative of our core operating performance. For more information on our investment in Banco Inter, see “Item 4. Information of the Company—B Business Overview—Our Growth Strategies—Selectively Pursue Acquisitions.” Note that as from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we have stopped adjusting the financial expenses related to our bond in our adjusted numbers. Therefore, in some of the tables of this document, we have made this adjustment retrospectively, as will be noted in the footnotes.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:
•our expectations regarding revenues generated by transaction activities and other services, subscription and equipment rental fees and financial income;
•our expectations regarding our operating and net profit margins;
•our expectations regarding significant drivers of our future growth;
•our expectations regarding the performance of our current and new solutions;
•our plans to continue to invest in research and development of technology for both existing and new products and services;
•our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services and other distribution channels;
•our ability to attract and retain a qualified management team and other team members while controlling our labor costs;
•our ability to invest more and collect results in the short-term;
•our plans to expand our footprint and explore opportunities in adjacent sectors and markets;
•competition adversely affecting our profitability and growth;
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
•our ability to innovate and respond to technological advances, changes in the regulatory environment and changing market needs and customer demands;
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

CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 188.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.    Directors and senior management
Not applicable.
B.    Advisers
Not applicable.
C.    Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer statistics
Not applicable.
B.    Method and expected timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    [Removed and reserved]
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
•In the past, we identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
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
•The Linx Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company;
•Linx's commercial automation and electronic invoice (NF-e) software are approved by the Departments of Treasury of with certain Brazilian states, and therefore, the loss of one or more approvals may jeopardize the result of this solution;
•Linx depends on telecommunications, internet and data center providers for its Software as a Service (SaaS), Cloud and on-premise infrastructure and any fluctuation or interruption in the provision of these services may impair the provision of services by Linx and affect its profitability;
•Any significant disruption to Linx's cloud hosting network infrastructure could damage its reputation, forcing it to provide credits or refunds, resulting in early termination of customer contracts or loss of customers, and adversely affect its business;
•Simplifying Brazilian tax rules would reduce barriers to entry for international competitors;
•Linx benefits from tax incentives from government programs and is subject to the complexity of the Brazilian tax system. These incentives may be terminated or reduced in the future, which could adversely affect its results of operations;
•Linx and its administrators may be accused of facilitating tax evasion for a client and becoming jointly liable for the refund of taxes owed to Brazilian tax authorities; and
•Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the coronavirus (COVID-19) pandemic, may have an adverse impact on our clients’ financial condition, particularly MSMB merchants, consequently impacting our business.
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
Our business is focused on micro, small and medium sized businesses (“MSMB”) in Brazil, with SMB merchants conducting commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of coronavirus (COVID-19).
The global spread of the COVID-19 pandemic, which was declared a pandemic by the World Health Organization in March 2020 and continued throughout 2021 and 2022, has negatively impacted the global economy, disrupted supply chains, resulted in mass layoffs and created significant volatility in global financial markets. The effects of COVID-19 pandemic in our business, financial results and operations going forward remain uncertain and depend on many factors which we cannot control or predict. The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, or media coverage of infectious diseases could cause customers to avoid our clients’ storefronts, and with respect to our clients’ businesses generally, could cause temporary or long-term disruptions in our clients’ businesses. The pandemic may also have long-term effects on the nature of the office environment and remote working, which may present operational challenges that could adversely affect our business.

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
The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a variety of projects to develop new services or compete with new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account and bank card, prepaid card products, credit products and other new products emerging in the electronic payments industry such as Pix and WhatsApp pay. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable or obsolete, to our clients. Furthermore, even though the market for alternative payment services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services.
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
Furthermore, some of our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and products. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings and/or products.
Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business.
The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the micro, small and mid-sized merchant processing and servicing sector, which are the markets in which we are mainly focused, as well as servicing large merchants. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.
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

Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. For instance, in connection with the EdB Acquisition and its associated merchant base, we discontinued certain client relationships that were not profitable to our business. More recently, we have also decided to deprioritize sub-acquiring clients due to their low profitability and more volatile nature. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.
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
While we have grown the proportion of revenue from newer products and services such as banking, credit solution and software solutions, and we intend to continue to broaden the scope of products and services we offer, we may not be successful in maintaining or growing our current revenue streams, or deriving any significant new revenue streams from these products and services. Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will continue to grow in revenue. Our offerings may present new and difficult technological, operational, regulatory, risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Further, our newer activities may not lead to growth or recoup our investments in a timely manner or at all and may require significant management time and attention. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.
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
•a failure to receive, or loss of, Central Bank authorizations granted by the Central Bank to operate as a payment institution (instituição de pagamento), as a payment scheme settlor (instituidor de arranjo de pagamento), as a direct credit company (sociedade de crédito direto) or as a trade repository (entidade registradora) in Brazil;
•fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management, insolvency proceedings, and/or the out-of-court liquidation of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and any of our subsidiaries to whom licenses may be granted in the future;
•fines or other penalties imposed by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or ANPD);
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
It is mandatory under the Brazilian Central Bank rules that acquirers register daily in trade repositories all card receivables owned by merchants (credit and debit). On the other hand, it is also mandatory that institutions willing to negotiate those receivables also register its contracts in such trade repositories. Therefore, as StoneCo. encompasses an acquirer (Stone Instituição de Pagamento S.A.) and a financial institution (Stone Sociedade de Crédito Direto S.A.), it registers the merchants’ receivables through TAG Tecnologia para o Sistema Financeiro S.A., or TAG (a StoneCo. company), and its contracts through TAG, CERC Central de Recebíveis S.A., or CERC, CIP S.A., or CIP, and B3 S.A. - Brasil, Bolsa, Balcão, or B3. Pursuant to applicable rules, the acquirer must settle the merchants’ receivables in accordance with the information registered in the chosen trade repository and contracts regarding card receivables are only effective and made public when registered in a trade repository. Hence, any disruption of or interference with TAG, CIP, B3 or CERC’s services could negatively affect our operations and seriously harm our business, as well as any acquirers’ misconducts of not settling the merchant’s receivables in accordance with the information registered in the trade repository. Under existing rules, while acquirers may only choose one trade repository, increasing risks due to system failures, financial institutions may choose as many as they want, mitigating system unavailability risks. On June 6, 2021, the interoperability between financial market infrastructures (TAG, CERC, CIP and, more recently, B3) was launched under the rules of the Brazilian Central Bank. Considering the unprecedented dynamics, constant system instabilities were perceived. Currently, the trade repositories’ systems are evolving but some operational challenges remain, which is why in November 2022, the Central Bank enacted new rules emphasizing certain duties applicable to the trade repositories and market participants that were overlooked since June 2021. Such rules depend on complex operational measures to be put in place by the trade repositories, which we believe shall also be reflected by the market participants’ internal systems in such a way that their implementation will be challenging and time-consuming.

In the past, we identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
In 2017, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Furthermore, before we acquired Linx, prior to the year ended December 31, 2020, management of Linx identified material weaknesses on financial reporting of Linx. If we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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

We frequently invest in developing products or services that we believe will improve the experiences of our clients and therefore improve our long-term results of operations. However, these improvements often cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which may materially and adversely affect our business. For example, our growth strategy contemplates an expansion in our distribution channels. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. We cannot assure you that our increased investment in marketing activities will result in corresponding revenue growth. We cannot assure you that our recently opened or future Stone Hubs will generate revenue and cash flow comparable with those generated by our more mature Stone Hubs. Furthermore, we cannot assure you that our new Stone Hubs will continue to mature at the same rate as our existing Stone Hubs, especially if economic conditions deteriorate.
If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline.
We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes may increase the assessment, interchange and other fees that they charge payment processors. We may also face increases in costs from macroeconomic factors such as a higher interest rate, which affects the financing costs of our prepayment operation. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.
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
We rely principally on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.
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
Any acquisitions, investments, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.
Acquisitions, investments, partnerships and joint ventures are part of our growth strategy. We evaluate and expect in the future to evaluate potential strategic acquisitions, investments, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, investments, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire, invest or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, investment, partnership or joint venture. Furthermore, the integration of any acquisition (such as the Linx Acquisition and the Reclame Aqui Acquisition, as defined on “Item 5 - Operating and Financial Reviews and Prospects”), investment (such as the investment in Banco Inter), partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations, and such integration may be substantially more costly and time consuming than we had anticipated. Certain acquisitions, investments, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. Finally, we may be forced to assume certain liabilities in connection with any acquisitions that we consummate, including unknown and contingent liabilities that we failed or were unable to identify in the course of performing due diligence. We cannot ensure that any acquisition, investment, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
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
In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental or software obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2022, we recorded estimated credit losses arising from defaults of issuing banks of R$22.8 million relating to estimated losses on such doubtful accounts, compared to R$15.1 million as of December 31, 2021. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil.”
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
If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected. For example, the Central Bank has developed an instant payment solution called Pix, which started operating in November 2020. This solution is an alternative for cash, boletos, wire transfers and debit transactions. Certain merchants have adopted Pix and others may adopt it in the future, which may affect the use of debit or prepaid cards and may affect our business, financial condition and results of operations.
Our insurance policies may not be sufficient to cover all claims.
Our insurance policies may not adequately cover all risks to which we are exposed. For example, we do not maintain insurance policies contracted specifically for property and business interruptions. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares.
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
We offer payments, digital banking and credit services as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking and credit services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. When a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third-party service providers, such as PSP providers, and our risk management policies and processes may not be sufficient to monitor compliance by such third parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-acquirers. We may incur significant costs with respect to monitoring third-party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

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
Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. Also, we may lose clients as a result of increasing prices, which may also impact our business. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2022, we had R$2.8 billion of debentures, loans, bank borrowings and quota holder obligations in our FIDCs subject to variable interest and return rates, compared to R$5.3 billion as of December 31, 2021. We also sell receivables to third-parties on a non-recourse basis, which also have variable interest rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.

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
We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in marketing, technology, people and in our distribution channels based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or services could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.
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
Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.), as a payment institution and a payment scheme settlor, is subject to Brazilian laws and regulations relating to electronic payments, comprised of Brazilian Federal Law No. 12,865, dated as of October 9, 2013 (“Law 12,865”), CMN Resolution No. 4,282, dated as of November 4, 2013, Central Bank Resolution No. 150, dated as of October 6, 2021, Central Bank Resolution No. 80, dated as of March 25, 2021 and related rules and regulations.
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
The working capital solutions that we offer merchants represent a significant portion of our financial income, which includes the early payment of receivables. Law 12,865 prohibits payment institutions like Stone Instituição de Pagamento S.A. from performing activities that are restricted to financial institutions, such as provide loans and financings. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by Decree No. 22,626, dated as of April 7, 1933 (the “Brazilian Usury Law”) would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. Considering such limitations, some of the early payments structures provided by us have involved Stone Sociedade de Crédito Direto S.A.

In addition, Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) is an authorized financial institution registered as a direct credit company (sociedade de crédito direto) and subject to Brazilian Federal Law No. 4,595/64, dated as of December 31, 1964 (“Law 4,595”), the National Monetary Council (Conselho Monetário Nacional), or “CMN,” Resolution No. 4,656, dated as of April 26, 2018 (which has been replaced by Resolution No. 5,050, dated as of November 25, 2022), and its related rules and regulations. Brazilian financial institutions are subject to extensive government regulations applicable to their activities, including those relating to minimum requirement of paid-in capital stock and net equity, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF), administrative penalties for noncompliance, among others.
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”) received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil in October 2020, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, pursuant to Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and Central Bank’s Circulars No. 3,743, dated as of January 8, 2015 (“Central Bank’s Circulars No 3,743”), and No. 3,952, dated as of June 27, 2019. In November 2022, CMN and the Central Bank enacted Resolutions No. 264 and No. 267, reinforcing certain trade repositories and other players’ duties for the benefit of the most adequate functioning mechanisms of the trade repositories´ systems. Also, the Central Bank improved the rules applicable to the interoperability governance structure, establishing a more robust ecosystem as to the communication among the trade repositories. TAG’s business consists of registering card receivables with its registration systems, which requires the processing of a huge amount of data and information related to the card receivables and the transactions based on them, as well as to interoperate with other registration systems available in the market, as those operated by Câmara Interbancária de Pagamentos (“CIP”), CERC - Central de Recebíveis S.A. (“CERC”) and B3 - Brasil, Bolsa, Balcão (“B3”). The communication between TAG and its clients and among TAG and the other operators of registration systems demands a challenging standardization of files layouts and messaging process, which compose important factors of operational risks. Failures on such aspects may harm counterparties of the relevant operation that may lead TAG to financial exposures.
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
In the last couple of years, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include:
(i) “Pix” (Central Bank Resolution No. 1, dated as of August 12, 2020 and Central Bank Resolution No. 195, dated as of March 3, 2022): instant payments ecosystem developed by the Central Bank that enables real-time transactions among individuals and entities on a 24/7 basis, which was launched in November 2020. This ecosystem promotes greater innovation to the existing payment structure in Brazil and is a feasible alternative to debit and pre-paid transactions and, in the future, to credit transactions with “Pix Garantido” and “Pix débito automático,” forthcoming Pix functionalities that will allow individuals to pay for goods and services in installments. Although certain details of such solution are still under discussion and pending regulation, and the current numbers made available by the Central Bank do not indicate a predatory behavior by Pix regarding other payment methods so far, such initiative may result in a loss of interest of existing clients in using payments schemes that we operate, and greater difficulty in attracting new clients. Therefore, such developments may materially and adversely affect our business and results of operations.
(ii) Open Finance (Joint Resolution No. 1, enacted by the Central Bank and the CMN on May 4, 2020): in 2020, the Central Bank and CMN published the initial set of guidelines and standards for the implementation of the Open Financial System in Brazil. The implementation of the Open Finance comprises four phases, described as follows:
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
Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.), as a payment institution that provides payment accounts to its clients, is a mandatory participant in Phase 3. In this sense, we must adhere to innovation and also comply with the applicable Open Finance regulations, self-regulation and other data guidelines, as stringent as customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user. See “⸺We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.”
(iii) Payment Initiation Service Provider — PISP (Central Bank Resolution No. 80/2021): inserted in the context of Open Finance, a new category of payment institutions was created by Central Bank Resolution No. 24, dated as of October 22, 2020, later replaced by Central Bank Resolution No. 80, dated as of March 25, 2021. This institution requires the initiation of payment transactions without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction. Such services include the initiation of Pix, “boleto” and other forms of payment transactions, that do not need a specific payment instrument to be performed. It is expected that tech companies and marketplaces will enter in the payments market developing activities as PISPs, and also that other payment and financial institutions may decide to explore these new features on its business strategies. For these reasons, this PISP institution can result in a loss of existing clients and adversely affect our results.

(iv) Card receivables registration (CMN Resolution No. 4,734, of June 27, 2019 and Central Bank Resolution No. 264, of November 25, 2022): aiming to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread, CMN Resolution No. 4,707, Central Bank Circular No. 3,924, dated as of December 21, 2018, Central Bank Circular No. 3,926, dated as of January 31, 2019, Central Bank Circular No. 3,928, dated as of February 13, 2019 and Central Bank Circular-Letter No. 3,934, dated as of February 21, 2019 established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These rules have been issued as a model for transition to a more robust legal framework enacted underneath CMN Resolution No. 4,734 (“CMN Resolution 4,734”), as amended by CMN Resolution No. 5,045, of November 25,2022 (“CMN Resolution No. 5,045”), and Central Bank Circular No. 3,952 (“Central Bank Circular 3,952”), replaced by the Central Bank Resolution No. 264. As a result of these regulations, credit transactions guaranteed by card receivables are to be subject to registration and held publicly available. The main goal of such requirements is to increase competition in the early payment of receivables and in the reduction of the spread applied in this type of transaction, which could affect our results. Notwithstanding such rules came into force on June 7, 2021, the trade repositories’ systems are still facing challenges that are being addressed among all market participants under the oversight of the Central Bank. In the context of ongoing challenges, Central Bank Resolution No. 264 intended to reinforce obligations that shall be observed by the trade repositories in order to ensure compliance with the law and regulations.
(v) Cybersecurity (CMN Resolution 4,893/21 and Central Bank Resolution No. 85/21): on February 26, 2021, the National Monetary Council enacted CMN Resolution 4,893, applicable only to financial institutions, which provides for cyber security policy and requirements for contracting data processing and storage and cloud computing services to be observed by institutions authorized to operate by the Central Bank. Central Bank Resolution No. 85 has the same regulatory regime for cyber security and cloud computing services, to the extent applicable to payments institutions. CMN Resolution No. 4,893 and Central Bank Resolution No. 85 update the regulatory framework previously provided for in CMN Resolution No. 4,658 and Central Bank Circular No. 3,909, aiming to address issues arising from the increasing use of technology in financial services.
(vi) Prudential Conglomerates of Authorized Payment Institutions (Central Bank Resolution 168/21): on December 1, 2021, the Central Bank enacted Resolution No. 168, which provides for the accounting criteria applicable in the preparation of the consolidated financial statements of prudential conglomerates of authorized payment institutions and the operating procedures for the preparation of such documents by financial institutions and payment institutions. Besides the already existing conglomerate led by financial institutions, the new rule created the prudential conglomerate led by payment institutions authorized to operate by the Central Bank. This movement is part of Central Banks’s strategy for increasing risk management initiatives for payment institutions that encompass additional risks on its business activities, such as when controlling financial institutions. The main aspects of such Central Bank’s strategy was subject to Public Consultation Notice 78, closed on January 26, 2021. On March 11, 2022, the Central Bank enacted Resolutions Nos. 197, 198, 199, 200, 201 and 202. According to Resolution 197, the prudential conglomerates are now segmented into three types depending on whether the conglomerate is composed by financial or payment institution as well as if it is headed by a financial or payment institution (Type 1: conglomerates which are composed by both financial and payment institutions, but headed by a financial institution; Type 2: conglomerates which are not composed by financial institutions; and Type 3: conglomerates which are headed by a payment institutions and also composed by a financial institution). The conglomerate headed by Stone Instituição de Pagamento has been defined as a Type 3 Conglomerate.
(vii) Minimum Capital Requirements for Type 3 Conglomerates (Central Bank Resolutions 200, 202, 229 and 266): Type 3 Conglomerates shall maintain minimum capital adequacy ratio in relation to its risk-weighted assets (RWA), which shall be assessed in a similar manner to the approaches established by the Basel Committee on Banking Supervision (BCBS). The main differences between this new method and the one applicable to financial institutions are the conception of a specific RWA component for payment-related risks and the consequent review of the components related to credit, market and operational risk. Such rules will become effective in July 2023. The Central Bank is still evaluating the impacts of the RWA calculation on payment services and may adequate certain details related to the components of such calculation in the near future. This new environment applicable to payment institutions may affect our business, since the minimum capital requirements may be higher, resulting in a more complex monitoring of the capital adequacy.

(viii) Environmental, Social and Corporate Governance (CMN Resolutions 4,943 and 4,945 and Central Bank Resolutions No. 139 and 265): By September 2021, the National Monetary Council published CMN Resolution No. 4,943, which modified Resolution No. 4,557 in order to distinguish social, environmental and climate risks and to create the obligation for Type 1 Conglomerates (headed by a financial institution) to identify, measure, evaluate, monitor, report, control and mitigate those risks within their risk management structure. The new standard defines such risks, bringing new and modern concepts to the sector, such as the inclusion of the two main components of climate risks — physical and transitional — already recognized in international standards on the subject. Also as a result of Public Consultation No. 85/2021, CMN Resolution No. 4,945 was enacted to address the social and environmental responsibility policy. Based on the new standard, the climate aspect is included, in order to demand from Type 1 Conglomerates the preparation and implementation of a social, environmental and climate responsibility policy. Additionally, on September 15, 2021 the Central Bank enacted Resolution No. 139, which regulates the preparation of a report on social, environmental and climate risks and opportunities (GRSAC Report) by Type 1 Conglomerates in order to address the recommendations of the Task Force on climate-related financial disclosures (TCFD) at the national regulatory level. By November 2022, The Central Bank enacted Resolution No. 265, replicating the social, environmental and climate risk management structure provided for in Resolution No. 4,943 to Type 3 Conglomerates.
(ix) Foreign Capital and Foreign Exchange Market (Brazilian New Foreign Exchange Law No. 14,286/2021): on December 29, 2021, the Government enacted Federal Law No. 14,286 with the purpose of modernizing, simplifying, and bringing more efficiency to the Brazilian foreign exchange market, as well as enhancing the use of Brazilian currency on international transactions.
In this regard, some measures proposed by the New Foreign Exchange Law include: (a) the tenet that foreign capital should have the same legal treatment as the national capital; (b) the possibility of non-residents to maintain bank accounts in Brazilian reais upon the same treatment applicable to accounts held by residents; (c) the increase of legal possibilities to maintain bank accounts based on foreign currencies in Brazil; (d) approval for institutions authorized by Brazilian Central Bank to use the funds raised on their activities on funding and credit operations, in Brazil or on other countries.
The CMN and Central Bank issued regulation regarding the issues stated on the Brazilian Law No. 14,286/2021 (CMN Resolution No. 5,042, of November 25, 2022, CMN Resolution No. 5,056, of December 15, 2022, Central Bank Resolution No. 277, Central Bank Resolution No. 278, Central Bank Resolution No. 279, Central Bank Resolution No. 279, Central Bank Resolution No. 280, Central Bank Resolution No. 282, of December 31, 2022). Two of the main aspects related to payment services are the possibility of payment institutions to carry out foreign exchange transactions and the introduction of the eFX service provider concept, which may provide international transfers and payments collecting funds from one party, performing foreign exchange contracts and transferring the funds to the beneficiary. For more information on the current regulatory framework for foreign exchange, see “Item 5. Operating and Financial Review and Prospects—Recent regulatory developments—Improvement of Foreign Exchange Regulation.”
(iii) Virtual assets markets (Law No. 14,478/2022): the Brazilian Law No. 14,478/2022, issued on December 21, 2022 sets principles and guidelines to be observed in the provision of virtual asset services, seeking to bring greater legal certainty to the such market. Pursuant to Law No. 14,478, entities providing services based on virtual assets (exchange, transfer, custody and management of these assets) should be authorized by the responsible authority, which will be assigned by the Government in the near future, and will be in charge of enacting rules in this regard and supervising such service providers. Moreover, Law No. 14,478 states that virtual assets could be used for payment transactions, which may affect Brazil´s payment industry and, therefore, affect our business. Law No. 14,478 will become effective in June 2023.
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
In addition, there can be no assurance that we will be able to comply with the regulations nor assure full compliance by the PSP that use our acquiring services as required by the regulation. There can be no assurance that there will be no impact to the working capital, banking or credit solutions we currently offer merchants. If we fail to comply with applicable requirements of the current or future Brazilian legal or regulatory framework, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices; (iii) required to suspend business and activities; or (iv) subject to insolvency proceedings under an intervention by the Central Bank, as well as the out-of-court liquidation of Stone Instituição de Pagamento and Stone SCD, and any of our subsidiaries to whom licenses may be granted in the future. We could also be subject to private lawsuits. Any of these consequences could materially adversely affect our business and results of operations.

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
As mentioned above, on April 8, 2021, the Central Bank approved Resolution No. 85, which establishes requirements for the engaging of relevant data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. Central Bank Resolution No. 85 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in relevant contracts regarding data processing, storage and cloud computing services. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting of relevant data processing, storage and cloud computing services.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income. In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.
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

Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but it is advised that prospective investors consult their tax advisors for reviewing potential impacts associated with changes in the applicable tax law.
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
Regulators may increase enforcement of these obligations, which may require us to review or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators often reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. For example, the Central Bank enacted a regulation on this matter, Circular No. 3,978, which became effective on July 1, 2020, and provides new guidelines with a risk-based approach for anti-money laundering policies, procedures and controls. We face the unremitting risk of failing to create a corporate environment opposed to corruption, bribery, and money laundering or to install business practices that prevent and comply with extensive regulation applicable to our regulations. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.
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
Our business relies on a number of forms of intellectual property rights, including trademarks, domain names, software, know how, trade secrets technologies and other proprietary information, and we use a combination of contractual provisions, confidentiality procedures, and other approaches to establish and protect our intellectual property rights. We have been granted numerous trademarks and softwares covering our brands and products and have filed, and expect to continue to file, trademark applications before the patent, trademark and software offices in a number of jurisdictions, including the Brazilian Patent and Trademark Office (“INPI”) seeking to protect newly developed trademarks and products. We cannot be sure that intellectual property rights will be granted with respect to any of our trademarks, applications will be granted, or that any such patent, trademark and software offices shall continue to protect our intellectual property rights with respect to any of our trademarks, applications and products. We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
Third parties may challenge, invalidate, circumvent, infringe misappropriate or otherwise violate any existing or future intellectual property assets requested by, issued to, or licensed by, us. Additionally, our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, to our business, and as a result, we may be forced to engage in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. There is also a risk that we may, by omission, fail to renew our intellectual property rights on a timely basis in certain jurisdictions. Moreover, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we may not to be able to assert our intellectual property rights against such parties. Furthermore, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive and time-consuming, could cause a diversion of resources and may not prove successful. Such cases may expose us and negatively affect the use of our intellectual property and we may be prohibited from continuing to exploit them. Due to the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. We may also be subject to costly litigation in the event our services and technology infringe upon, misappropriate or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents, trademarks, trade secrets or other intellectual property that may be infringed upon, misappropriated or otherwise violated by our services, or may otherwise conflict with our own proprietary rights. We may also be subject to claims by third parties alleging that we have breached any of our applicable copyright, trademark, license usage or other intellectual property licenses or agreements. Any such claim from third parties may be expensive, time consuming and result in a limitation of our ability to use the intellectual property subject to such claims and may prevent us from registering certain trademarks, domain names, industrial designs, patents or other intellectual property assets. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims brought by such individuals are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

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
•require us to dedicate a substantial portion of our cash flow from operations to make payments to debt holders, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
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
•affect our prepayment business size and growth;
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
As of December 31, 2022, our balance sheet includes intangible assets that amount to R$8,632.3 million. These assets consist primarily of identified intangible assets and goodwill associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.
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
New presidential elections were held in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022, and the new president was elected with 50.90% of the votes.

Regarding the 2022 election and the new Brazilian government that took office on January 1, 2023, President Lula’s left-wing Workers Party (PT) defends a political agenda sustained by an increase in public expenses, one question that arises is whether he will adopt, a more pragmatic/market-oriented — seeking more moderate and fiscal responsible policies — or radical posture — such as one in which he could try, for example, to revoke the approved Labor Reform of 2017 or strengthen state-owned companies instead of privatizing them. Overall, the intense political polarization may increase financial markets volatility due to the uncertainty with the new Brazilian government.
As has been true in the past, the current political and economic environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect us and our shares.
Also, the economic instability in Brazil, especially impacted by the COVID-19 outbreak and its effect in the whole economy, has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.
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
Inflation is one of the main current concerns and it continues to be addressed by the Central Bank. In the past, Brazil has experienced extremely high rates of inflation. Although in recent years we have observed an accommodation of inflation at relatively low levels, as measured by the National Consumer Price Index (IPCA), lately, new inflationary pressures have arisen. Important drivers for the spike in current inflation include soaring commodity prices, supply-chain bottlenecks, and services activity acceleration that yields from the national economy’s reopening in late 2021 after lockdowns between 2021 and 2020 due to the COVID-19 pandemic. With higher inflation inertia, market expectations have been consistently updated upwards in the recent past, as reported by the focus survey, which is released weekly by the Brazilian Central Bank. Even tough in the end of March 2023 the market expectations are converging to a more stable interest rate with downward trajectory on the future after successive interest rate hikes in 2021 and 2022, there is still considerable uncertainty in the market brought by new global and local developments.
In the beginning of 2022, the Russian-Ukraine conflict has had — and may continue to have — negative effects throughout global markets. Russia is a major player in the global commodities market, producing about 10% of the world’s oil and 17% of its natural gas, while both countries are large exporters of agricultural and metal commodities. One of the conflict’s major economic spillovers to the Brazilian economy could be an upside inflation risk, due to an increase in the price of both energy and agricultural commodities. This could encourage the Brazilian Central Bank to adopt a more conservative stance with regard to its monetary policy and, as a consequence, we could see an increase in our business funding cost and a potential decrease in consumer demand for our prepayment solutions. Besides, further escalation of the conflict could also lead to higher market volatility, which could adversely affect us.
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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 5.8%, 10.1%, 4.5%, 4.3% and 3.7% in 2022, 2021, 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil increased from 2.00% as of December 31, 2020 to 13.75% as of December 31, 2022, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM) in a meeting on August 3, 2022. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
Inflation and the Brazilian government’s measures to combat inflation have had, and may continue to have, significant effects on the Brazilian economy and on our business. Strict monetary policies, with high interest rates and high requirements for compulsory deposits, can restrict Brazil’s growth and the availability of credit. On the other hand, softer government and central bank policies and declining interest rates may trigger increases in inflation and, consequently, the volatility of economic growth and the need for sudden and significant increases in interest rates.
Inflationary pressures may result in government intervention in the economy, including policies that may adversely affect the overall performance of the Brazilian economy, which could, in turn, adversely affect our operations and the trading price of our common shares. Inflation, measures to contain inflation and speculation about potential measures can also contribute to significant uncertainty in relation to the Brazilian economy and weaken investor confidence, which can affect our ability to access financing, including access to equity of international capital markets.
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
The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 14.6% in 2018, and 3.9% in 2019. In the years ended December 31, 2019 and 2020, the real/U.S. dollar exchange rate were R$4.03 and R$5.20, respectively, with a depreciation of 22.4% in the real in 2020. In May 2020, in response to the turbulence and doubts raised by the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per US$1.00. This trend continued in 2021 and as of December 31, 2021, the exchange rate was R$5.58 per US$1.00. On December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.22, reflecting an appreciation of 7.0% in the real from December 31, 2021. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.

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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017, a growth of 1.3% in 2018 and 1.1% in 2019. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic, followed by a growth of 5.0% in 2021 and an increase of 2.9% in 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.
The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. Since 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. The ongoing COVID-19 pandemic and its economic and social impacts have also affected the performance of Brazilian markets, and is being marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of advances and emerging markets’ growth rates, currency volatility and, to some extent, limited availability of credit and access to capital. These uncertainties adversely affected us and the market value of our securities and may continue to do so in the future. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
The decrease in foreign investment in Brazil may adversely affect growth and liquidity in the Brazilian economy, which, in turn, may have a negative impact on us. The interruption or volatility in global financial markets may further increase the negative effects on the economic and financial scenario in Brazil, which may have a material adverse effect on us.

Besides, crises and political instability in other emerging market countries (such as in Southeast Asia, Russia and Argentina), the United States, Europe or other countries have historically caused volatility in the Brazilian stock market and could decrease investor demand for securities offered by companies operating in Brazil, such as our common shares. Especially with the COVID-19 outbreak, the international stability can be more fragile, leading to crises in both advanced and emerging countries. Additionally, policy changes monetary policy and/or implementation of protectionist policies in the United States and other countries material for the international economic landscape may directly or indirectly impact the economy of the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.
We cannot guarantee that the new United States government will maintain policies aimed at promoting macroeconomic stability, fiscal discipline and domestic and foreign investment, which can have a significant adverse effect on the financial and securities markets in Brazil, on companies operating in Brazil, including us, and in the securities of Brazilian issuers, such as our Brazilian subsidiaries. The new political scenario in the United States and its relationship with China and the rest of the world, new elected presidents in other countries in the Latin American region and uncertainties in Europe with Brexit, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares.
Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Recently, the Brazilian political and economic scenario has shown high levels of volatility and instability, including fluctuations in GDP growth, significant fluctuations in the real against the U.S. dollar, increased unemployment and a reduction in expenditure levels and consumer confidence.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflected the agency’s expectations that the Brazilian government would be able to continue the implementation of measures to reduce the fiscal deficit. On April 6, 2020, Standard & Poor’s reaffirmed the BB- rating and revised the outlook on Brazil’s credit rating from positive to stable, on uncertainties related to COVID-19. On June 14, 2022, Standard & Poor reaffirmed Brazil’s BB- rating and stable outlook.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, which it maintained in September 2019, citing expectations of further cuts to government spending. On April 12, 2022, Moody’s reaffirmed Brazil’s Ba2 rating and stable outlook.
•Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch reaffirmed Brazil’s credit rating as BB- and revised the outlook from stable to negative, reflecting the deterioration and downside risks of the country’s economic and fiscal outlooks, including tensions between the executive and congress, and uncertainties over the duration and intensity of the COVID-19 pandemic. In July 2022, Fitch reaffirmed Brazil’s credit rating as BB-, but revised the outlook from negative to stable due to better-than-expected evolution of public finances amid successive shocks in recent years. In December 2022, Fitch reaffirmed Brazil’s BB- rating and stable outlook, but highlighted high uncertainties regarding the plans from the new government elected and its impacts over economic and fiscal challenges.
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
Internet regulation in Brazil is still limited and several legal issues related to the Internet are uncertain.
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
Until December 31, 2022, we received approximately 1,739 proceedings with PROCONs. Moreover we have 4,817 active judicial claims related to Special Civil Court that do not exceed R$46.9 million in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for noncompliance, and could negatively impact our results of operations.

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
The anticipated benefits from the Linx Transaction are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to integrate the business and operations of Linx successfully and efficiently with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the potential Linx Transaction, including the following:
•potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention, uncertainty with our current client relationships, and macroeconomic fluctuations in Brazil;
•challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software;
•challenges arising from the expansion into those Linx regions where we do not currently operate or have significant operations;
•coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;
•consolidating and integrating corporate, information technology, finance and administrative infrastructures, while integrating and harmonizing business systems;
•coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;
•difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our business;
•the increased scale and complexity of our operations resulting from the Linx Transaction;
•retaining key employees, suppliers and other partners of our company and Linx;
•retaining and efficiently managing Linx’s customer base;
•obligations that we will have to counterparties of Linx that arise as a result of the change in control of Linx;
•difficulties in anticipating and responding to actions that may be taken by competitors in response to the Linx Transaction; and
•the assumption of and exposure to unknown or contingent liabilities of Linx.

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
Risks Relating to Linx’s Operation
In addition to some of the previous risks, Linx’s operations have some specific risks described below.
Linx's commercial automation and electronic invoice (NF-e) software are approved by the Departments of Treasury of the Brazilian states, and therefore, the loss of one or more approvals may jeopardize the result of this solution.
Among the solutions offered to Linx's customers are commercial automation and the issuance of electronic invoices (NF-e) and electronic tax coupons (NFC-e) parameterized in accordance with the tax laws of the different Brazilian states. Such commercial automation solutions must be approved by the Departments of Treasury of each state to certify compliance with the applicable rules, including the PAF ECF legislation. If any of these approvals are lost, the Company will be prevented from continuing its commercial automation software and NF-e and NFC-e solution activities in the state where this approval was lost, which could have a negative impact on financial results of the Company.
Links depends on telecommunications, internet and data center providers for its Software as a Service (SaaS), Cloud and on-premise infrastructure and any fluctuation or interruption in the provision of these services may impair the provision of services by Linx and affect its profitability.
Telecommunications, internet, and data center providers are a key part of Linx’s SaaS, cloud, and on-premise infrastructure. Linx depends on them to provide this service and, therefore, they constitute a fundamental element for its business strategy and so that its infrastructure and other infrastructures that it uses to host its solutions are safe, do not suffer system failures and are perceived by its customers and partners as safe and reliable. The oscillation or interruption of Linx's services due to failures in its suppliers are usually understood by its customers as failures of Linx and may negatively affect the market's perception of the quality of its products or services, including in relation to the SaaS application, Cloud and on-premise, which may cause some of its customers to cancel their subscription, as well as affect its ability to increase its sales and, consequently, adversely affect its results.
Any significant disruption to Linx's cloud hosting network infrastructure could damage its reputation, forcing it to provide credits or refunds, resulting in early termination of customer contracts or loss of customers, and adversely affect its business.
Linx's cloud hosting network infrastructure is a critical part of its business operations. If there is any significant interruption in its services, products and/or structure, Linx may be a party to indemnity actions imposed by customers, which may negatively affect its operating results and financial situation, as well as its image in the eyes of clients.
Simplifying Brazilian tax rules would reduce barriers to entry for international competitors.
The complexities of the Brazilian tax rules, to a large extent, prevent the entry of international competitors in the software sector for the Brazilian retail, in view of the great need for knowledge of the tax legislation applicable to each Brazilian state and the Brazilian Federation. The Brazilian government has been signaling that it will simplify tax rules, which could put an end to an important entry barrier for Linx’s international competitors and could increase competition for it and impact its financial result.
Linx benefits from tax incentives from government programs and is subject to the complexity of the Brazilian tax system. These incentives may be terminated or reduced in the future, which could adversely affect its results of operations.
Linx benefits from certain tax incentives granted to technological research and technological innovation development activities, provided for in the “Lei do Bem”. Linx's ability to benefit from these incentives depends on the fulfillment of certain obligations.
Failure to comply with certain obligations in accordance with the applicable rules and/or sending the documentation required for the granting of such incentives, may result in the loss of the right to incentives not yet used and the collection, by the tax authorities, of the amount corresponding to the unpaid taxes as a result of incentives already used, plus fines and interest provided for in tax legislation, without prejudice to any applicable criminal sanctions, which may adversely affect the Company.

If the tax benefits currently granted expire, extinguish, or cancel, Linx cannot guarantee that such benefits will be renewed or that it will succeed in obtaining new tax benefits on equally favorable terms. If such benefits are not renewed, Linx’s business could be adversely affected.
The complexity of the Brazilian tax system may leave Linx subject to questioning at the federal, state and municipal levels, which may result in material losses for it, thus adversely impacting its results.
Linx and its administrators may be accused of facilitating tax evasion for a client and becoming jointly liable for the refund of taxes owed to Brazilian tax authorities.
In Brazil, commercial management systems are required to be structured in a way that does not allow tax evasion. Linx cannot guarantee that its solutions are not susceptible to security breaches, which could allow a customer to evade tax.
If such a situation occurs, the Brazilian tax authorities may understand that Linx's software allows contracting companies to evade taxes and that the Company has acted in bad faith. In this case, the Brazilian authorities may demand the payment of evaded taxes (plus interest and fines) and sue Linx and its administrators, at the civil, administrative and/or criminal level, which may affect Linx results, depending on the magnitude evasion committed by its customer. Additionally, this situation would severely damage Linx reputation, ending up damaging its business and results.
Risks Relating to Our Class A Common Shares
Sales of substantial amounts of our Class A common shares in the public market (including in the form of Brazilian Depository Receipts (BDRs)), or the perception that these sales may occur, could cause the market price of our Class A common shares and BDRs to decline.
Sales of substantial amounts of our Class A common shares in the public market (including in the form of BDRs), or the perception that these sales may occur, could cause the market price of our Class A common shares or BDRs to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 312,639,827 common shares are outstanding as of December 31, 2022, (comprised of 293,891,057 Class A common shares and 18,748,770 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares or BDRs.
In addition, we have adopted the LTIP, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. In May 2022, we also approved a new incentive plan pool, comprised of 19.2 million shares to be granted in the form of RSUs and PSUs under the LTIP. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP).” We have registered on a Form S-8 registration statement all common shares that we may issue under the LTIP. As a result, these can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Item 10. Additional Information—B. Memorandum and articles of association,” and any other applicable restrictions. Sales of these shares in the public market, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. Also, if a large number of our Class A common shares or securities convertible into our Class A common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class A common shares or BDRs and impede our ability to raise future capital.
One of our founder shareholders holds a large amount of voting power over our common shares, and as a result has influence over certain of our activities and corporate decisions.
Mr. Street is the primary investor of VCK Investment Fund Limited (SAC) A that is the owner of 1.44% of our Class A common shares and 90.27% of our Class B common shares, resulting in his beneficial ownership of 6.77% of our outstanding common shares, and, consequently, 36.02% of the combined voting power of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders.”
As a result of this voting power held by entities affiliated with him, Andre Street has the ability to influence matters affecting, or submitted to a vote of, our shareholders. Also, the rights granted pursuant to our articles of association and shareholders agreement mean that our founder shareholders are, among other things, able to control any transaction involving a merger with third parties or change of control until they own less than 15% of the total voting power of our common shares given their prior written approval will be required in order for us to proceed with such a transaction. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders—Shareholders Agreement.” and see “Item 10. Additional Information—B. Memorandum and articles of association—Share Capital,” and see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for more information.
The interests of these shareholders may conflict with, or differ from, the interests of other holders of our shares. For example, our founder shareholders may inhibit change of control transactions that benefit other shareholders. They may also pursue acquisition opportunities for themselves that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as these shareholders continue to own a substantial number of our common shares (in particular our Class B common shares), they will influence certain of our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.
If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares (including in the form of BDRs), our other securities (issued or sponsored by us) and our trading volume could decline.
The trading market for our Class A common shares (including in the form of BDRs) and our other securities (issued or sponsored) will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares and our other securities (issued or sponsored) or publish inaccurate or unfavorable research about our business, the price of our Class A common shares, BDRs and our other securities (issued or sponsored) would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares, BDRs and our other securities (issued or sponsored) could decrease, which might cause the price of our Class A common shares, BDRs and our other securities (issued or sponsored) and trading volume to decline.
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
Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the aggregate voting power of our outstanding common shares on the record date for any general meeting of the shareholders. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, the holders of our Class B common shares collectively possess a significant amount of voting power of our common shares.

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
Subject to certain requirements, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, which include rules relating to board independence, independent director oversight of executive compensation, nomination of directors and other corporate governance matters, such as the requirement that we obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, or being required that a majority of board members be independent, or to have independent director oversight of executive compensation, the nomination of directors and corporate governance matters. To the extent Cayman Islands law does not require us to adopt these corporate governance standards, we are permitted and intend to follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law—Corporate Governance.”
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
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands, or the “Grand Court” for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2022 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
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
(4)    Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing our business model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that goes beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.
The Stone Business Model, which has evolved over time, is disruptive and has enabled us to gain significant traction in only nine years since the launch of our service. Since 2018, we have been the largest independent merchant acquirer in Brazil and the fourth largest based on total volume in Brazil according to data from public sources. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank to operate as a Merchant Acquirer Payments Institution. Between 2018 and 2022, we have increased our total revenue and income at a compound annual growth rate of 57.0%. We have managed this rapid growth while maintaining high-quality service. In 2022, we had the highest customer satisfaction score among our competitors according to Reclame Aqui, with a score of 8.7 for our “Stone” brand and 9.0 for our “Ton” brand and compared with an average of 7.9 for our five main competitors.
We served almost 2.6 million payments active clients in Brazil as of December 31, 2022, including digital and brick-and-mortar merchants of varying sizes and types, although our focus is primarily on targeting the approximately 13.9 million Brazilian Micro, Small and Medium Businesses, or “MSMBs.” We believe that MSMBs have been historically underserved and overcharged by both traditional bank and legacy providers, as well as new providers focused on Micro-Businesses.

In 2019, we started to broaden our set of solutions to our merchants to include different financial services and software solutions, focused on helping our clients to better manage their businesses and grow. Within financial services, we have developed digital banking solutions and working capital loans, in addition to the payments offering. In software, we invested in different companies, including companies that offer POS/ERP solutions among different verticals, engagement tools & CRM solutions, accounting services offering, among others. In 2021, we concluded the acquisition of Linx, a leading software company in Brazil focused on retail management solutions.
We generate revenues based on fees we charge for the services we provide. These include (i) payment processing fees and transactional banking fees related to transaction activities and other services (which are typically charged as a percentage of the transaction amount or as a fixed amount per transaction), (ii) financial income related to prepayment financing fees, interest/fees related to our credit solution and floating from deposits from digital banking clients and (iii) subscription and equipment rental fees, which includes recurring subscription revenues from software solutions. These accounted for 27.3%, 48.4% and 18.4%, respectively, of our revenues in 2022. The following is a summary of our key operational and financial highlights:
•In 2022, we processed TPV of R$367.4 billion, compared with R$275.4 billion in 2021, representing 33.4% annual growth.
•As of December 31, 2022, we served approximately 2,584,000 payments active clients, compared with approximately 1,766,100 as of December 31, 2021, representing 46.3% annual growth.
•In 2022, we generated R$9,588.9 million of total revenue and income, compared with R$4,823.8 million of total revenue and income in 2021, representing annual growth of 98.8%.
•In 2022, we generated net loss of R$526.4 million and adjusted net income of R$525.5 million, compared with R$1,377.3 million net loss and R$84.7 million adjusted net income in 2021, respectively. Adjusted Net Income metrics just mentioned do not adjust for the bond financial expenses retrospectively, according to our new methodology of adjustments defined as of the second quarter of 2022. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
In 2021, our companies formerly named as “Stone Pagamentos S.A.” and “Pagar.me Pagamentos S.A.” have changed their corporate names to “Stone Instituição de Pagamento S.A.” and “Pagar.me Instituição de Pagamento S.A.” (respectively), due to a requirement of Brazilian Central Bank on Resolution No. 80/2021.
In 2022, our subsidiary MNLT S.A. (formerly MNLT Soluções de Pagamento S.A. - "MNLT") obtained its registration with the CVM as a publicly-held company under the Category B issuer to perform activities that are subject to CVM’s rules, including those related to the periodic disclosure of material facts, as applicable. However, MNLT is not authorized to list all types of equity or equity-convertible securities.

B.    Business overview
Our purpose is to serve the Brazilian entrepreneur, transforming their dreams into results. To accomplish that, our focus is to provide them with great solutions, at fair prices, and the best customer experience to help them better manage their businesses and sell more. We started our operations with payments services, as this was an important pain point of merchants in Brazil and expanded our breadth of solutions over time to help our clients with their different needs. Our business has two main segments: financial services and software. In financial services, we offer payments, digital banking and credit solutions, focused mainly on Micro, Small and Medium Businesses (“MSMBs”). In software, we offer POS and ERP solutions for different retail and services verticals, CRM, engagement tools, e-commerce and OMS (Omnichannel) solutions, among others. With the acquisition of Linx in 2021, we became a leading player in the retail software market in Brazil.
The combination of financial services and software solutions is powerful, and we believe we are well positioned to continue to help our clients and be the partner of choice of merchants in Brazil.
Financial Services
Our goal in financial services is to be the best and more complete financial operating system for Brazilian merchants, from where they can manage their financial lives in a seamless and integrated way. This segment encompasses our financial services offering for both MSMBs (micro-merchants and SMBs) and key accounts (comprised of platform services and subacquirers). Our solutions include payments, digital banking and credit, as detailed below:
•Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and alternative payment methods (“APMs”), such as payments slips (boletos) and Pix transactions, and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, recurring payments for subscriptions, and one-click buy functionality.
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

•Digital Banking Solutions: We offer our clients a digital bank account, which can be integrated to the POS and allows our clients to receive and make payments, issue payment slips (boletos), pay taxes, make Pix transfers, all in a cost-effective and user-friendly way. In addition, we provide our clients with store, life (regular or whole life) and health insurance solutions, acting solely as a broker.
•Credit Solutions: We provide our clients with credit if they need further funding to grow their businesses beyond the working capital (prepayment) solutions that we provide. We leverage on our clients’ data to offer this solution in a proactive and cost-effective way. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their credit card receivables to pay for their monthly fixed installment. We temporarily stopped offering the credit solution for new clients since July 2021. We have evolved since then, focusing on building a fully automated process for credit underwriting, as we strive to make our decision models more sophisticated through enhancement of data, strengthening our team and approving our risk policies, among different other improvements. We are currently running tests and expect to relaunch the solution in the second half of 2023.
Software
Our goal in software is to be the best workflow tool for Brazilian merchants and help them to sell more through multiple channels. This segment is comprised of two main fronts, namely: (i) Core, comprised of POS/ERP solutions, electronic transfer of funds (“TEF”) and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub. These fronts are detailed below.
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
After the conclusion of the Linx acquisition in 2021, we became the leading retail management software company in Brazil, focused on developing and providing affordable, easy-to-use, reliable and seamlessly integrated software solutions to merchants. We have reached our current position by the combination of Linx’s assets with the solutions from different software companies in which we have invested over time. In 2022, we started integrating these portfolio companies into the software business unit. We also continued to evolve our strategy of integrating financial services solutions into our software verticals.
We also have some solutions that are not allocated to our financial services and software divisions. Those include Delivery Much (food delivery marketplace), Cappta (offline gateway), Creditinfo (credit bureau) and PinPag (financial solutions in electronic means of payment).

Our Markets
1. Markets Overview
Financial Services – Merchant Acquiring Market
We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and Private Consumption Expenditures in 2022 were R$9.9 trillion and R$6.3 trillion, respectively, up from R$8.9 trillion and R$5.4 trillion, respectively, in 2021. According to Statista Global Consumer Survey, retail e-commerce sales in Brazil (excluding digitally distributed services, digital media downloads or streams, digitally distributed goods in B2B markets, and the digital purchase or resale of used, defective, or repaired goods) are expected to reach US$47.6 billion in 2023 and is expected to post a compound annual growth of 14.6% from 2023 to 2027. The payments market has continued to grow and demonstrated resilience to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS. More recently, with the COVID-19 crisis and lockdowns among different cities in Brazil, the acquiring market still posted a 30.0% growth in 2021, or 33.1% excluding the COVID-19-related government aid program entitled Coronavoucher. In 2022, total volume of card transactions increased 24.6% to R$3.3 trillion.
Electronic payments penetration in Brazilian household consumption has been increasing significantly throughout the years as consumers adoption increases. As a result, card’s TPV as a percentage of household consumption has increased from 29.9% in the end of 2016 to 49.0% in 2021 and is estimated to have reached 53.0% by the end of 2022. As a result, we believe there is a big opportunity to continue to grow and increase our presence in this market. We estimate that our acquiring solutions target a Serviceable Available Market (“SAM”) of up to R$26 billion in revenues net of cost of funding, based on our internal estimates for all clients tiers.
Financial Services — Other Products Markets
As we expand our capabilities to serve merchants with additional financial solutions, we enter new markets in Brazil such as banking services and credit solutions. We believe our digital banking account solution targets a Serviceable Available Market (“SAM”) of up to R$31 billion, based on our internal estimates for all clients tiers. On credit solutions, we estimate the SAM at approximately R$60 billion in revenue net of funding costs and provisions for losses.
Software Market
Our software solutions to our clients are aimed at helping our merchants manage their businesses better, become more productive, and sell more — both online and offline. According to our estimates considering our client base, data from Receita Federal do Brasil (RFB) and RAIS (Annual Social Information Report), the SAM for software tools for retail and services in Brazil is approximately R$11 billion in revenue as of December 31, 2022.
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

2. Market Share
Financial Services Market Share
According to ABECS data, the Brazilian merchant acquiring industry processed R$3.3 trillion in TPV during 2022, resulting in a market share for us in the fourth quarter of 2022 of 11.2%, flat compared with the fourth quarter of 2021, despite the fact that the company has been deprioritizing subacquirers, which contributed negatively to volumes. When considering only our MSMB TPV in comparison to total industry volume disclosed by ABECS, we have increased our market share from 8.4% of the total market in the fourth quarter of 2021 to 9.2% in the fourth quarter of 2022.

While we estimate we have 11.2% market share in merchant acquiring volumes for the fourth quarter of 2022, we believe we have not yet reached scale on new solutions, with less than 1% market share in digital banking and credit.
Software Market Share
After the acquisition of Linx in 2021, we became the leading retail management software company in Brazil according to the 2020 IDC Survey. We estimate that we have approximately 13% penetration of the software SAM in Brazil, which totals R$11 billion in revenue.
3. Our Ecosystem
The ecosystem of participants in our market includes a broad range of parties who we serve, partner with, and compete against. These include:
•Consumers—According to IBGE, there were 214.8 million people in Brazil in 2022 with 170.9 million people above 15 years old.
•Merchants—According to our internal surveys, we estimate that there are approximately 14.0 million total businesses in Brazil in segments that we believe represent a material market opportunity for electronic payments. We categorize these businesses according to their annual gross revenues, as follows:
•Large Businesses—Large businesses are businesses with monthly TPV above R$2 million. We estimate there are over 6,600 large businesses in Brazil as of December 31, 2022. We believe the majority of these are large merchants that use in-store, online, and mobile channels to conduct commerce.
•Small and Medium-Sized Businesses (SMB)—SMBs are businesses with monthly TPV between R$15 thousand and R$2 million. The majority of those businesses conduct commerce primarily through brick-and-mortar storefronts and are increasingly adopting e-commerce and mobile channels to sell goods and services, while also adopting more tools to help them better manage their businesses. Our main strategic focus is on SMBs and Micro-Businesses, jointly referred to as MSMBs.

•Micro-Businesses—Micro-businesses are businesses with monthly TPV below R$15 thousand. We believe the majority of these are micro-merchants that either do not have storefronts or have very small operations. These micro-merchants are increasingly adopting simple, low-cost electronic commerce applications delivered through mobile devices, or mPOS, which are increasingly being offered by a growing number of vendors since they are relatively easy to develop and deploy.
•We estimate that there are 13.9 million Micro, Small and Medium Businesses (MSMBs) in Brazil as of December 31, 2022.
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
•Payment Processors—These are financial technology vendors that perform a range of functions to facilitate the acceptance, encryption, routing, decryption, processing, clearing, and settlement of an electronic commercial transaction, and provide the necessary customer support functions to maintain the technology and service. These include:
•Merchant Acquirers—which are licensed firms that contract with a merchant to provide them with payment acceptance solutions and technology, and then facilitate the processing, clearing and settlement of each electronic transaction. There are different types of merchant acquirers in Brazil, including bank-owned/controlled acquirers, such as Rede, Cielo and GetNet, and independent merchant acquirers like us.
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
•Financial Institutions—which are banks and other licensed vendors of financial services that provide a range of services to consumers, merchants, and other financial institutions. These firms provide financial accounts, such as checking and savings accounts, issue bank cards, such as credit, debit, and prepaid cards, and offer revolving credit lines and loans. These include: (1) state-owned banks, such as Banco do Brasil, Caixa Econômica Federal, and Banrisul; (2) private banks, such as Bradesco, Itaú-Unibanco, Votorantim, Safra, and BTG Pactual; and (3) foreign banks, such as Banco Santander.
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
•Growing Market in Small and Medium-Sized Cities—We believe the incremental growth of electronic payments in Brazil will be significantly driven by commerce in small and medium cities. According to a McKinsey report from 2015, small and medium cities with populations between 20,000 and 500,000 inhabitants will account for more than 50% of total consumer spending growth in Brazil between 2015 and 2025. We believe this spending growth will be compounded by the continued shift to electronic payments to generate above-market growth rates for electronic payment volumes in Brazil.
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
•An Effective Way to Reach MSMBs Across Over 5,500 Cities—Brazil’s large geographic size can create logistical difficulties for MSMBs to conduct commerce, such as slow delivery times and slow, inconsistent customer support. In addition, local infrastructure and habits for conducting commerce can vary across regions. As a result, we believe merchants are increasingly looking for commerce-enabling solutions, with consistent, high-quality service and quick, on-demand support, that meet the needs of their specific region.
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
•Less Bureaucracy—Merchants frequently face bureaucracy when dealing with traditional banks. We believe this bureaucracy creates time-consuming processes to solve client issues and results in a suboptimal customer experience. In order to improve the client experience and save their time, providers need to offer integrated technology and financial solutions, streamline processes and on-demand service.
•Expanding into new lines of business—In order to simplify merchants’ lives, providers need to offer additional solutions in an integrated way, which may require substantial expenditures and could take considerable time. For example, we believe most vendors provide banking solutions that are not integrated with payments services or do not provide banking solutions directly, which creates complexity for merchants’ to manage their financial lives as they have to deal with different providers.
We believe we are well-positioned to take advantage of these trends and opportunities, and to continue to disrupt the market, bring better solutions to clients, and grow our market share.
Our Competitive Strengths
We believe we have a dynamic mix of core competencies that significantly distinguish us from our main competitors in the Brazilian market. When combined, these competencies yield a powerful set of competitive strengths that have: (1) enabled us to disrupt legacy practices, older technologies, and incumbent vendors in the Brazilian market; (2) empowered us to launch other technology and financial services solutions and further expand to software; and (3) positioned us favorably to continue to grow our business and expand our addressable market.
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
2. Our Business Model
Our operation in financial services combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition. Our model disrupted the market and has enabled us to gain significant traction in only nine years since the launch of our service. We believe it provides us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future. In addition, with the acquisition of Linx, we now have relevant strategic assets in software, that we believe, when combined with our financial services operation, provide us a competitive advantage compared to other market participants. The main competitive advantages that our model provides are as follows:
•Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to the close proximity to our clients, transparency, and fast, high-touch, and personalized customer support provided by our in-house customer support team. We believe these give us a greater understanding of our clients and their needs than our competitors. For example, we have futher developed our strategy to offer two brands for MSMB clients (Stone and TON), each of them with a different value proposition as we believe they can better serve our clients’ specific needs.
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
•Greater Flexibility to Adapt and Innovate—We are well positioned to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control of our model enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs, design and develop new solutions, deploy them, and be prepared to support them quickly in order to meet the changing requirements of our markets.
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

•Comprehensive portfolio of software solutions—To meet the needs of the retail and service providers market, we believe we offer a comprehensive portfolio of solutions to our customers making us an end-to-end platform for them. Our solutions provide the functions necessary to effectively manage and process the operational and financial resources of different retailers and service providers. Our applications enable our customers to interact, collaborate and make business decisions using accurate data from multiple devices.
•Software Collection model—We have a collection model which features (1) a low setup fee, or in many cases, no setup fee; (2) charges for professional consulting services (implementation, installation, customization and training services); (3) the payment of a monthly subscription fee for use of our software to ensure recurrent and predictable revenue; (4) the payment of a variable fee depending on the gross merchandise volume (GMV) for the use of our digital solutions; and (5) a value proposition that overcomes the costs of switching to a new vendor and reduces our client base churn.
•Integrated solutions of financial services and software—By offering both financial services and software solutions, we are in a more favorable position compared to our competitors as we are more prepared to offer integrated solutions to merchants. This provides them a better experience by simplifying their daily operations and providing a one-stop-shop solution. We believe this combination is powerful, with financial services providing stronger growth and monetization opportunities while software provides higher stickiness and data to increase assertiveness of our financial services offerings. To date, we have already integrated our Payments solutions and Pix to all software verticals and have already integrated banking to 13 software verticals.
•Protective Barriers to Replicate—The combination of the various proprietary and vertically integrated elements of our business model are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.
•Strong Lifetime Value—We are well positioned to provide high-quality service levels and build strong, local or highly integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our share of wallet. We believe this enables us to enhance the overall lifetime value of our client portfolio and maintain low marginal client acquisition costs.
•Self-Reinforcing Network Effects—As we grow and expand our distribution and set of solutions, we benefit from self-reinforcing network effects. Our expanding distribution network enables us to reach more merchants, to whom we can offer more solutions. As we expand our client base and launch new solutions, we are able to build stronger relationships with them and develop new learnings and market insights from them.
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
•Moip—an e-commerce payments facilitator, which was sold to Wirecard in 2016; and
•Linx—an end-to-end platform that offers software management tools, payments, e-commerce and omnichannel applications to retailers of all sizes and capabilities, which we acquired in 2021.
Our board of directors is composed of highly successful senior executives who have deep expertise to help us through our next stage of growth. In addition, we have attracted a strong base of world-class investors, many of whom have been key strategic advisors to us. We believe the mix of our entrepreneurial, executive, board, and shareholder experience and expertise provide a key competitive strength for us.

Our Growth Strategies
Our primary mission is to remain focused on empowering our clients to grow their businesses mainly through our financial services solutions and help them conduct commerce and run their operations more effectively with our software solutions. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We try to achieve this by leveraging our efficient distribution network and assets to combine and provide powerful and convenient technology, innovative solutions, and high-quality customer support through salespeople and marketing efforts, matching our passionate and energetic client-centric culture. We plan to grow our business primarily by employing the following principal strategies:
1.Extend Our Reach and Scale our Business
We believe our distribution network is a key competitive strength that will enable us to continue to scale our business, expand our geographic footprint and market penetration. For example, we intend to continue to:
•Expand the Reach of our Financial Services Business—We distribute our financial services offerings through multiple channels including our (i) Proprietary Hubs, (ii) Franchised Hubs, (iii) inbound sales team, (iv) renda-extra (extra income) referral program, (v) special services team, (vi) Partner Program, and (vi) self-onboarding services. See “Item 4. Information on the Company—B. Business Overview—Our Sales and Distribution.” We have a few hundreds of operational proprietary Stone Hubs across Brazil, which are the main focus of our expansion strategy, in addition to franchised hubs. We expect to continue to increase our coverage and penetration of the market through investments in salespeople in our hubs. Brazil has over 5,500 cities, many of which are underserved by incumbent providers who primarily target clients via their existing bank branch networks. We believe our strategy of targeting underserved, micro, small-and-medium sized merchants, combined with our speed and agility, provides us with a significant growth opportunity. Following the development of the Stone Hub, we have established highly scalable, plug-and-play processes that enable us to deploy new hubs faster and more effectively, with more efficient hiring, training, and selling.
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
    We also expect to continue to onboard platform services clients, which encompass a range of client segments that distribute our solutions by integrating our payments and banking platform to their own offerings, such as software providers (ISVs), marketplaces, and e-commerce platforms, as we have a dedicated team to these services. We believe these clients represent an important growth channel for us to capture more e-commerce and software-integrated payment volumes. We expect to continue to leverage our powerful connectivity and integration capabilities to grow our base of platform services clients and help our existing clients grow their businesses. We are also deprioritizing sub-acquiring clients, as they are more volatile in nature, and have lower contribution margins and are not core to our strategic objectives.
•Grow our Software Distribution Channels—We distribute our software solutions through (1) direct, (2) indirect and (3) inbound channels. We prioritize direct assistance to our customers, given our focus on retail, long-term solutions and the expertise of our professionals. Our direct channels mainly consist of business managers responsible for prospecting new customers (known as “hunters”), and business managers dedicated to our customer base (known internally as “farmers”). Our internal sales team is specialized in retail and is knowledgeable about the specialized needs of companies from each segment. We have different teams depending on the vertical, merchant size and the solutions we offer. We focus our efforts and manage the opportunities created by our business managers through a single CRM software program, which facilitates cross-selling of our products and allows for greater visibility of our sales results. We also have specialized sales planning and management teams that seek to standardize methodologies and processes and increase the productivity and efficiency of our sales activities.
    Our indirect sales channels mainly consist of specialized franchisees. These sales channels allow us to be present in places where we do not have our own sales offices. Our independent sales agents are mostly exclusive software product distribution channels through which we acquire new customers and negotiate solutions in the regions where we operate. Our independent sales agents also carry out consulting services (implementation, installation, customization, and training services) of our software solutions. As of December 31, 2022 we had approximately 600 specialized franchisees distributing our software solutions.

    Lastly, we also have an inbound sales channel, an internal and centralized team, with clients reaching us mainly through our digital marketing efforts. Depending on the size of the client, merchants can hire our solutions with the inbound sales agent, or they can be redirected to a hunter from the direct sales channel or to a franchisee.
•Sell to New Client Segments—Micro-Merchant Commerce— in 2019, we started to tackle the micro-merchant space under the brand Stone Mais and in 2020 we launched our new brand TON, which has recently gained significant scale. TON differentiates itself by providing a better service compared to its direct competitors and a fair price. Our core strategy are the micro segment together with SMB merchants.
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
•Financial Solutions—we believe that there is a significant opportunity to provide our clients with additional financial solutions, given that those products, when offered by incumbents, present similar characteristics as payments: traditional players and legacy business models have limited focus on client service, transparency and innovation. In 2019, we started to leverage our distribution, service and technology capabilities to expand our offering of financial solutions and improve revenue yield per client. Since 2020, we have further scaled these solutions. As an example, we have been growing our presence in the following markets beyond payments:
•Digital Banking Solutions—We started to offer a suite of digital banking solutions integrated to our acquiring solution, which we believe is a key differentiator when compared to our competitors. Our banking solution was designed to enable our clients to conduct financial transactions, receive and remit funds, issue payment slips (boletos), pay bills, get an insurance, make Pix operations and integrate their enterprise financial data in a more efficient, streamlined, and cost-effective manner than traditional bank accounts. Our technology platform is proprietary and directly integrated to the Brazilian Central Bank’s system. As of December 2022, our digital banking offering had approximately 692,800 active accounts. To further increment our portfolio, we also started issuing prepaid cards and we are currently testing our offering of debit cards.
•Credit Solutions—We have developed a product to allow our clients to effortlessly contract, monitor and payback loans, by fully integrating our credit solution within our payments platform. We faced challenges with our credit product in 2021 amid a transition of the registry of receivables systems in Brazil and decided to temporarily halt disbursements in mid-2021 to make improvements to our processes and product. We expect to relaunch our working capital credit solution in the second half of 2023, focused mainly on SMBs in the first moment, as this is a very important solution to our clients. We also plan to launch our credit card by the end of 2023, which we believe is crucial to drive more merchant engagement with our solutions.
•E-commerce solutions: As in-store merchant locations continue to become digitized, we believe our broad suite of solutions and our omni-channel commerce capabilities provide us with significant opportunity to sell additional existing solutions into our client base. We intend to leverage the strong relationships and distribution capabilities we have with our clients to sell additional solutions to our merchant base with a view of minimizing incremental acquisition costs.
•Software Solutions—with our software solutions offerings, we believe we are able to increase our value proposition to clients, streamlining operational and back-office tasks, which not only improves the lifetime value of our client relationships, but also enables us to access rich data that will allow us to be more proactive in providing financial solutions such as working capital and credit. We aim to continue to grow our current software business organically, while continuing to invest selectively in new software companies to be part of our ecosystem. We also aim to help digitize our clients through different sets of digital solutions that we offer. Finally, we look to cross-sell financial services to our software clients and vice-versa. Our software solutions currently offer the following capabilities:
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
▪TEF gateway—our TEF (Transferência Eletrônica de Fundos) solution allows our clients to connect effortlessly to multiple payment methods and provide simple and transparent dashboards that allow for our operational monitoring and improvements. It is based on a subscription model and is fully integrated with POS/ERP.
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
3.Enter New Markets
We believe our business model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:
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
4.Selectively Pursue Acquisitions
Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions to enhance our competitive position, improve our operations and expand our business. We may choose to acquire new technologies, expertise, volume and capabilities, enter new market segments or enter new geographies. We have established a track record of successfully investing, acquiring and integrating complementary solutions and businesses. For example, in 2021, we completed the Linx Transaction. See “Presentation of Financial and Other Information—Corporate Events—Investments in Software and other Companies—New Investments in Software.”

We also actively look for small software companies to be part of our ecosystem. The majority of those companies are now being managed under the Linx umbrella, in our software division. In addition, we also make investments in companies that we believe may have strategic value to us.
Since 2020, we have made the following main investments:
•Menew (MVarandas) — In April 2020, we acquired 100.0% of Menew, an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country. On April 1, 2022, we approved the merger of our subsidiary MVarandas into Linx Sistemas e Consultoria Ltda.
•Vitta — In May 2020 we acquired 100.0% of Vitta, a healthcare company that seeks an efficient use of health plans in the Brazilian insurance market. Vitta offers different types of insurances - health, life and store - tailored for SMBs and startups, with an asset-light model in which it bears no insurance risk. With technology and a multidisciplinary team of health professionals (doctors, psychologists, nurses, etc.), the company manages the insurance plans of its clients, offering coordinated care that contributes to the reduction of claims. In 2022, Vitta reached 120,000 lives cared for by more than 200 health professionals, providing the service from large companies to small entrepreneurs, which we believe makes the investment synergistic with our goal to provide our clients with protection and care, since many of our clients do not have satisfactory insurance plans for their stores, families or their employees.
•Delivery Much — In July 2020, we acquired 22.64% of Delivery Much, a food delivery marketplace company focused on small-and-midsized cities, with a similar expansion approach to ours. In February 2021, we acquired an additional 6.85% stake.
•MLabs — In September 2020 we acquired 51.5% of MLabs. MLabs is an SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. MLabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production cost, optimize media investments and increase efficiency in the operations of their social media management.
•Questor — In October 2020, we acquired 50.0% of Questor, an ERP for accounting offices and integrated cloud ERP offering for SMBs. Questor serves over 6,600 active clients and SMBs through solutions related to accounting management, fiscal solutions and ERP.
•Sponte — In November 2020, we acquired 90% of Sponte, a leading school and language academy software with more than 4,800 clients and 2 million students. In September 2022, we acquired the remaining shares of Sponte and currently hold 100% of interest in Sponte.
•CreditInfo — In November 2020, we acquired a 53.05% interest in Creditinfo Caribbean. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively. In October 2022, a new investor invested in StoneCo CI Ltd. by means of a capital contribution. As a result, the corporate stake held by us in StoneCo CI Ltd. was diluted. We currently hold 47.75% of the corporate capital of StoneCo CI Ltd.
•Mercadapp - In November 2020, Linx acquired Mercadapp. Mercadapp was a private company that offered a white label platform for online sales solutions for small and medium-sized supermarkets. In January 2022, Mercadapp was merged into Linx Sistemas.
•PDCA — In January 2021, we have fully acquired the non-controlling interest in PDCA held by Bellver. PDCA used to hold the TON product, which targets mainly micro-merchants and autonomous workers. On October, 2022, we approved the merger of our subsidiary PDCA into Pagar.me Instituição de Pagamento S.A.
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

•Banco Inter — In May 2021, we signed a definitive investment agreement with Banco Inter, a leading and fast-growing digital bank in Brazil, whereby we would invest up to R$2.5 billion in new shares to be issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Banco Inter Investment”). The Banco Inter Investment was implemented in June 2021. In May 2022, we agreed to sell 21.5% of our stake in Banco Inter through a cash-out option offered in Inter’s corporate restructuring. In February 2023, we sold the remaining stake in Banco Inter.
•Linx — In July 2021, we concluded the transaction involving the business combination between STNE Participações S.A.’s and Linx S.A., a leading provider of retail management software in Brazil.
•Nodis — In July 2021, we acquired 100% interest in Nodis, which offers an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels. On August 31, 2022, we approved the merger of our subsidiary Nodis into Linx Sistemas e Consultoria Ltda.
•APP — In August 2021, we acquired 20% of APP, an ERP/POS solution focused on the hotel segment.
•Trampolin — In August 2021, we acquired 100% interest in Trampolin. Trampolin is a banking-as-a-service fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications. On April 2023, we approved the merger of our subsidiary Trampolin into Pagar.me Instituição de Pagamento S.A.
•Neomode — In January 2022, we concluded the acquisition of an interest in the corporate capital of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), representing approximately 40% of total shares issued by the company. Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator.
•Reclame Aqui — In February, 2022, we acquired a 50% of interest in Reclame Aqui. Reclame Aqui is a public electronic platform for resolution of conflicts between customers and companies. We also hold a call option to acquire the remaining equity interest on Reclame Aqui, which we can exercise between January 1, 2027 and July 30, 2027.
•RH Software - In May 2022, we acquired a 20% equity interest in RH Software S.A., a private company based in the State of São Paulo, Brazil. RH Software develops software directed to dental clinics. We also hold a call option to acquire an additional 30% equity interest in the period from 2 to 3 years counted from the closing date.
•Plugg.to - In June 2022, we acquired 100% of equity interest Plugg.to. In November 2022, Plugg.to was merged into Linx Sistemas. Plugg.to was a private company headquartered in the State of São Paulo, Brazil that developed technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces, with which we hope to obtain synergies in our services to customers.
•Hubcount - In August 2022 and October 2022, Questor, a subsidiary in which we own a 50% equity interest, acquired a 75.60% equity interest in Hubcount. Hubcount is a private company headquartered in the State of São Paulo, Brazil that develops technology that offers accounting solutions to accounting offices and large corporations, with which we hope to obtain synergies in our services to customers

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
•Continuous and real-time, remote monitoring of connectivity and integrity of machines
•Connectivity solutions such as 3G, Bluetooth and/or Wi-Fi enabled
•Enable merchants to accept Pix through QR Code

Pix QR Code	Our Pix QR Code solution enables merchants to accept Pix payments already integrated with the POS and thus enabling merchants to reconcile these transactions together with card receivables.	•Easy and user-friendly interface •Low processing times •Transactions can be easily reconciled together with receivables from card transactions

e-Commerce Gateway	Full-featured e-commerce gateway that seamlessly connects e-commerce merchants to the acquirers of their choice, enabling them to accept a wide variety of electronic payment options. Our clients are provided with a set of robust analytics, reporting and auditing capabilities through their portals.
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

Digital Banking
Fully digital banking platform, integrated to our acquiring solution, that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP.

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

SMB Credit Solutions
Allows our clients to contract, monitor and payback loans by fully integrating our credit solution within our payments platform. In 2021, we interrupted our working capital product and we should start disbursing by the end of 2023.

•Self-service functionality pre-approved clients can order credit through the merchant portal
•Transparent pricing and no hidden fees
•Clients payback loans as a percentage of their credit card receivables, paying according to a monthly fixed installment.

Insurance	Our insurance solutions offer financial protection to clients related to life, health and store insurance. We act as a broker only, not taking insurance risk.
•Our life insurance offers several coverages, including critical illness and COVID-19
•Our business property insurance has a user-friendly hiring and payment model through the amortization of receivables, with no grace period
•Payment of insurances can be made without bureaucracy through receivables or debit on payment account
•Humanized customer service from hiring to the need of customer support

App Store for POSs	We have an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.
•App Store enables third-party app developers to create and deploy new app solutions
•Easily connects to third-party platforms
•Developer friendly
•Ability for merchants to integrate more robust transaction reporting

Solution	Description	Features and Benefits

Data Reporting and Merchant Portal	Gives merchants full transparency and enterprise-level insight into their transactions in a simplified and easy manner with fully customizable dashboards and automated reporting functionality.	•Simple and user-friendly •Robust reporting functionality •Receivables management tools that help merchants better understand and manage their cash flows •Accessible via the web or mobile app

Integrated Financial Platform	Provides merchants with a complete financial platform, integrating payments, banking and credit into a single dashboard, simplifying our clients’ financial management, eliminating bureaucracy and increasing transparency.	•Simple and user-friendly •Integrates payments, banking and credit solutions into a single dashboard •Simplifies financial management

Registry of Receivables Platform (TAG)	Financial Market Infrastructure (FMI) authorized by the Brazilian Central Bank to operate as a Trade Repository for card receivables (credit and debit), captured through physical or online transactions. TAG enables creditors to safely buy merchants' card receivables or take it as collateral.
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
In contrast to traditional models where merchants need to call a third-party call center or the bank manager to order prepayment under a rigid set of rules, our clients can do so quickly and easily through multiple digital channels, such as the merchant’s portal, app, POS device or integrated financial platform. This self-service approach provides merchants increased autonomy to request upfront cash under the terms that best fit their business needs. Merchants of our Stone brand, which is focused on SMBs, can set their own disbursement rules, like prepaying specific payment schemes or setting average duration, and choose the date they wish to receive a disbursement, program automatic reoccurring disbursements, or select instant spot transactions.

Software

Solution	Description	Features and Benefits

VHSYS	VHSYS is an omni-channel, cloud-based, API driven, POS and ERP platform built to serve a wide array of service and retail businesses. The fully self-service platform consists of over 40 applications such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with multi-marketplace, logistics, and e-commerce integrations amongst others.
•Customizable and fully integrated customer dashboards that give merchants a complete snapshot of their business
• Robust reporting applications to help the client manage their business
•End-to-end integration of operations, payment transactions, accounting and compliance reporting

Tablet Cloud	Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.
•Applications are acquired a la carte based on each business’s particular needs and preferences, built to scale with growth of business
•Online and offline browser features, along with mobile, smart POS and tablet functionality

Trinks	Trinks is a SaaS ERP and booking app which allows beauty and aesthetics service providers to manage all their operations. The system automates key components of service providers’ functions such as client appointments, work schedules, inventory control and supplier contacts.	•Integrated with Stone to allow the split of card payments between the salon and its employees •Online booking of client appointment •Work schedules •Inventory controls

Menew	Menew is an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
•Connects merchants to a set of suppliers, allowing them to run their businesses in a consolidated platform
•Provides a white-label delivery app for its merchants and has a seamless integrated solution with payments

MLabs	MLabs is an SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. MLabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production costs, optimize media investments and increase efficiency in the operations of social media management.
•Scheduling Posts in different formats and social networks
•Interact with followers in inbox, direct and comments from all social networks in a single screen
•MLabs Studio helps clients make posts with image bank, filters, masks and much more
•Reports to understand the audience and monitor competitors

Questor	Questor is a management system for accounting offices and integrated cloud ERP offering for SMBs. Their almost 6,600 accounting clients serve more than 600,000 businesses across the whole country.	•Bookkeeping, fiscal and payroll module for accountants to do their customers’ accounts •Back office routine for accounting offices •Version for companies that do their own accounting, tax and payroll

Solution	Description	Features and Benefits

Sponte	Sponte is a leading provider of cloud ERP solutions for schools, with 4,800 clients in the segment and 2.0 million students, in an underpenetrated sector in terms of both payments and software.
•Fully cloud based ERP for schools and language academies
•Student billing management (reoccurring via Card or “Boleto”)
•Student report card management
•Communication focused App for parents, children and schools to follow students daily routine

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
•Fully cloud-based solution for hotels
•System integrated with reference companies in the segment
•Agile, simple, and intuitive solution, available anywhere
•24/7 technical support, with product specialists and accounts executives to accompany the clients’ journey

ClinicWeb	ClinicWeb is Vitta’s ERP for medical clinics in Brazil, helping professionals from the health segment to manage their appointments, patient’s files, finance and marketing.	•Easy to manage the appointments, finance and marketing. •Offers online scheduling and telemedicine.

Reclame Aqui	Reclame Aqui is a free public platform for consumers to complain about a product or service with a private interface for companies to respond to those complaints.	•Offers SaaS Solutions to B2B clients such as CRM tools, verified badges, brand pages and reviews •Integration with e-commerce platforms •One of the main symbols of legitimacy for businesses

Nodis	Nodis is an app that helps clients digitize their businesses connecting them to the biggest marketplaces of the country such as Magalu, Americanas and Shoptime. Through one single portal, the merchant can control its catalog, manage the orders and shipping online.
•Registration and management of all orders in one place
•Easy to manage the store online: sales, storage control, prices and complaints
•No adhesion or monthly fee charged
•Specialist sales team and accessible customer service

Neomode	Neomode offers a sales channel and white label commerce app platform with integration to ERP, POS, e-commerce and gateways.	•Development and supply of solutions that integrate online channels and physical stores in the omnichannel concept •Agnostic and cloud-based solution

Mercadapp	Mercadapp is a digital product that offers an APP and e-commerce for supermarkets which is integrated with POS and ERP.
•Helps supermarkets create their own app and e-commerce as additional sales channels
•Offers complete data and reports about consumer behavior
•Provides CRM-like features such as the organization of groups of consumers with similar behaviors to offer advantages and promotions

Solution	Description	Features and Benefits

RH Software	RH Software is an ERP for dental clinics, helping dentists better manage their businesses through features specifically designed for their needs.
•Booking of client appointment
•Clients’ history accessible in all appointments with complete dental chart
•Develops relationship and communication with clients through a marketing tool integrated into the clinic management system

Plugg.to	Plugg.To integrates inventory, products and orders between the marketplaces and e-commerce platforms, POSs and ERPs in the market.
•Enables merchants to offer their products on multiple marketplaces seamlessly by integrating their virtual store and ERP with marketplace
•Offers more than 70 marketplaces ready to start selling, from the largest and best known to niche markets
•Catalog management with real-time synchronization
•Automatic invoice issuer
•Complete report generation for detailed analyses

HubCount	Hubcount is a technology company focused on offering solutions for accounting offices and large corporations.
•Automation of accounting BI, dashboards and indicators
•Automated financial statements and balance sheet consolidation
•Provides financial analysis with specific parameterization in the Customer’s or HubCount’s model

Reconciliation, TEF and QR	Software solutions that streamline the complex process of reconciling payments transactions, and managing cash flow. These powerful tools enable our clients, from brick and mortar SMBs to large online enterprises, to accept, reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers, e-wallets and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.
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

Solution	Description	Features and Benefits

Connectivity	Suite of customized solutions to help retailers connect their consumers, protect their data and connect their network through a single point of contact.
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

Human Capital Management	Humanus integrates all Human Resources procedures, allowing the organization of activities, processes, and information in a safe and reliable way.
•Offers a Payroll solution composed of the essential modules for Personnel Department routines and “eSocial”
•Online training platform for training employees
•Increases efficiency in recruitment processes
•The solution is totally customizable to meet the particularities of each business

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

Mobility	Internally named “Smart POS.” Via smartphones or tablets, customers are served in a fast and customized manner, with no lines and far more interaction with the variety of products offered in the store. We offer solutions for different retail segments using features such as the virtual catalog, lookbook combinations, inventory query, pre-sale and sale record, waitlist and closure of service.	•Mobile solutions are offered in cloud and are integrated with our other software •These offerings focus on cross-selling within our existing customer base

OMS	By using our OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located.
•Multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers
•Inventory shortage decrease and generates more consumer traffic and increased sales

Solution	Description	Features and Benefits

Point of Sale and ERP	Software solutions for our customers’ in-store terminals where sales transactions occur. In the vast majority of cases, these solutions are integrated with our own ERP software. Solutions for more than 10 retail segments.
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

Reshop	Multichannel platform designed for complete campaign management that works seamlessly with the retailer’s POS capturing real-time data.	•Offers the best practices for the retailer to achieve a higher rate of sales satisfaction

Search and recommendation	Internally named “Linx Impulse.” Our search solution uses machine learning and proprietary algorithms that best fit the customer.	•Ensure that customers find the products they desire through e-commerce channels •Impact click through rates, or CTR, conversion rates and revenues per session
Other

Solution	Description	Features and Benefits

Delivery Much	Delivery Much is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to ours. Delivery Much generates more sales to restaurants using their consumer client base.	•B2C app to choose, order and pay online for food delivery •API with restaurants ERPs/POS to make the operations easier on the delivery management.

Cappta	Cappta offers offline gateway, also called TEF, in which merchants can have efficiency gains and agility in the processes related to cash closing and conciliation of receivables as the payment’s system is directly integrated with goods and services sold in the store.
•Avoids errors while conciliating receivables
•Decreases the time of cash closing
•Guarantees transactions’ information are sent to the acquirer with the best package of fees and services to the card’s scheme.

PinPag	PinPag is specialized in means of payments and offers.	•Reinforces the financial platform for retailers, especially car dealership management.

CreditInfo Caribbean (Stone CI)	CreditInfo is a credit bureau provider, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, with three operational countries in the Caribbean.
•International experience in building and analyzing data for risk management, especially credit
•Main credit bureau in some Caribbean regions
•New ways and vehicles to create database analyses
•Platform of solutions that facilitate and accelerate the decision making process

Our Sales and Distribution
We sell and distribute our solutions through two different types of channels (i) relational channels, focused mainly on SMBs, in which we leverage our in-person distribution through proprietary hubs and franchised hubs, leading to a closer relationship with our merchants and (ii) transactional channels, which include digital, inbound sales, self-onboarding services, and “renda-extra”, focusing mainly on micro merchants, in addition to Partner Program, which focuses on Platform Services clients and Special Services which is related to Key Accounts.

Relational Channels:
•Stone Hubs: We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. We have both proprietary hubs as well as franchise hubs:
•Proprietary Stone Hub—We establish local operations and send highly trained Stone Agents and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled. We currently have a few hundreds of operational Proprietary Stone Hubs across Brazil, representing the vast majority of our hub base and are our primary method of establishing new Stone Hubs.
•Franchise Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans.
Our hubs are staffed by sales personnel that include:
•Stone Agents—Our troops-on-the-ground sales team. This is a qualified team of young entrepreneurs who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to attend to their specific needs and react quickly to changes in each local market. Our Stone Agents are supported by an integrated technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.
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
Transactional channels:
•Inbound Sales and Distribution: We also sell our solutions to brick-and-mortar and digital merchants through a similar, highly trained sales team that is centrally located and dedicated to fielding inbound calls as a result of digital advertising campaigns and referrals resulting from networking effects of our clients within our hubs, as well as sales leads. This team can manage and onboard a new client in-house.
•Self-onboarding: Our self-onboarding channel is fast and convenient for merchants that already know which solutions are better suited for them. This method allows merchants to sign up and complete the purchase process on their own, without the need for direct interaction with a sales representative through our user-friendly website and App.

•Renda-extra channel: in 2021 we developed the Renda-extra channel, in which any person in Brazil that is registered in the channel can refer our TON solutions to merchants in the country in exchange for a commission for each POS offered to merchants. After the referral is made, the TON team is responsible for the support and logistics to deliver the POS to the client.
•Special Services—Our highly specialized team of digital commerce experts. This team has a deep technical knowledge of our capabilities which enables them to target digital merchants, PSPs and marketplaces that we believe would most benefit from our digital commerce solutions. The Special Services team hosts initial discovery meetings with potential clients to understand their needs, and then meets with their technology developers and architects to design digital commerce solutions that meet the client’s needs. This team positions us as a trusted technology provider and a key business partner for our digital and integrated clients and helps promote loyalty and long-term value.
•Partner Program—Our distribution through partners, mainly software providers (ISVs), marketplaces and e-commerce platforms. Different from the channels mentioned above, partner program is mainly focused on platform services merchants, within the key accounts business segment. Participants within the partner program develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. Partners may also participate in a portion of the economics generated by payments processed through their software.
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
•Inbound Channel: Centrally located and dedicated team to fielding inbound calls as a result of digital marketing efforts. Depending on the size of the merchants, the inbound sales team can also play a role in transferring leads to the other sales channels within the software segment.
Customer Service and Support
We serve and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated, and have enabled us to maintain high customer service satisfaction. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase the long-term value of our client relationships. These teams and tools include:
•Client Relationship Team—This is a centralized, in-house customer relationship team largely consisting of technically trained in-house agents and equipped with the data, technology, and autonomy to resolve our clients’ needs. In the fourth quarter of 2022, 88% of the calls were answered within 10 seconds for calls and 40 seconds for written channels and 90% were rated as “excellent” by our clients according to our internal surveys.
•Client Retention Team—This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within the same day or up to one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancellations, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.

•CRM Technology—We use a range of integrated systems, powered by the Stone Technology Platform, which empower our client relationship, client retention and Green Angel teams, and enable us to optimize our customer service and support functions. For example:
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
◦The Professor—This is a system that provides predictive modeling of client behavior and activity. The system constantly gathers information from Celebro and other databases to understand our clients’ historical patterns, monitor their activity, and proactively identify anomalies that may indicate a potential client service issue or an opportunity to upsell a new solution. Our customer service and support teams use The Professor to identify and resolve a client’s issues, sometimes even before the client is aware themselves, which can create a superior client experience, reinforce our client-centric positioning, and strengthen our relationship.
•Stone Self-Service Tools—We also offer a range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.
•Chatbot Team—This is a specialized, centralized and in-house team responsible for the development and operation of our chatbots. The first chatbot was designed to support TON’s customer experience operation. The team’s main goal is to deploy scalable, high quality digital support for our clients with 24/7 availability. It leverages NLU and NLP service providers with our CRM technology in order to build humanized conversation flows that can understand and solve our clients' requests and questions. The chatbot is a key piece of TON’s operational model, as it enables the customer support to scale up in high speed and low cost.
•Linx Support — Our support department aims to provide our customers with any support necessary for the continuity of their operations. Our call center is available seven days a week. In addition, we offer customer service and tracking via extranet.
◦Green Angels—These are teams of local, specialized personnel, who provide on-demand logistics support in the field. Green Angel teams are embedded inside our local Stone Hubs, where they interact with Stone Agents and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s Wi-Fi connectivity, replace parts, or provide other services.
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
Our Operations
We run and manage our operations with dedicated teams of specialized and experienced personnel that run various administrative, processing, and back-office functions. These enable us to serve, fulfill, and support our clients in a high-quality and efficient manner, and help us achieve operating efficiencies and minimize operating risks. These functions include:
•Client Onboarding—We have integrated and segregated teams dedicated to the onboarding of our financial platform and software platform clients, respectively. In the case of our software platform, our “farmers,” (i.e. business managers dedicated to our customer base) work closely with our sales personnel to provide a smooth and efficient transition from sales, to implementation and ongoing client services.
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
•Chargeback Operations—Our chargeback team uses agile monitoring technology to secure payment transactions carried out on our platform and identify potentially fraudulent or improper sales. They manage processes to enhance our ability to prevent and manage fraud risk and avoid potential losses for our clients’ and our own operations. The team also provides support on behalf of our clients when disputed charges are filed, working closely with payment scheme settlers and card issuers involved in disputed transactions and, when appropriate, opens claim processes to seek reversal of the chargeback.
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
Key Technology Components
Our technology is comprised of several integrated systems managed by our technology and product development teams, which had 4,608 team members as of December 31, 2022.
Some of the key components in our financial services front include: cloud native infrastructure in banking and payments, machine learnings models used in the identity and transaction processes, POS system, POS app store, POS connectivity technology, processing system, network operations center, information and cybersecurity and product development.
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
Our Regulatory Position
Three of our subsidiaries perform activities that are subject to Law No. 12,865 or Law No. 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A. or Stone Instituição de Pagamento), Pagar.me Instituição de Pagamento S.A. (formerly Pagar.me Pagamentos S.A.), or Pagar.me, and Stone Sociedade de Crédito Direto S.A., or Stone SCD. On November 5, 2021, MNLT applied for registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”) to become a category B public company (allowed to issue any securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates). As required by the applicable regulations, the four of them have submitted operational authorization requests before the Central Bank and CVM, as applicable, which current status follows below:
•Stone Instituição de Pagamento was granted a license to operate as a payment institution in the acquirer category on July 3, 2017, in the issuer of electronic currency category on April 24, 2018, in the issuer of post-paid payment instruments category on November 24, 2021 and in the payment initiation service provider category on October 28, 2021.
•MNLT applied for registration to become a category B public company, aiming at being entitled to issue securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates, which was granted by the CVM on February 2, 2022.
•Pagar.me applied for a license to operate as a payment scheme settlor on February 3, 2017, and as a payment institution in the acquirer and issuer of electronic currency categories on April 7, 2017. Due to changes in the Central Bank regulation, Pagar.me’s payment scheme is no longer subject to the authorization of Central Bank. Therefore, Pagar.me’s authorization request as a payment scheme was dismissed by the Central Bank on June 8, 2017. In relation to the application for a license to operate as a payment institution, Pagar.me has supplemented the documentation submitted to the Central Bank in the application for authorization, and is currently waiting for the Central Bank’s approval; and
•Stone SCD was granted a license to operate as a financial institution established as a direct credit company (sociedade de crédito direto) on July 19, 2019.

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
Furthermore, as of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros S.A., or Stone Seguros, is authorized by Susep within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. However, pursuant to our business strategy, in October 2022, we filed a request with Susep to cancel Stone Seguros license as an insurance company, which was approved in March, 2023.
Since their licenses to operate were granted by the Central Bank, Stone Instituição de Pagamento and Stone SCD have been in compliance with applicable payment and financial laws and regulations. Pagar.me’s request for authorization with the Central Bank is still under review.
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
Regulation of Credit Fintechs in Brazil
CMN enacted Resolution No. 4,656 on April 26, 2018, to regulate online lending fintechs and established two new categories of financial institutions (“CMN Resolution 4,656”). However, CMN Resolution No. 4,656 rules on credit fintechs have been replaced by Resolution No. 5,050, dated November 25, 2022). Pursuant to such CMN Resolutions and law 4,595, those new categories of financial institutions are the only ones authorized to grant credit through electronic platforms:
•Direct Credit Corporation (sociedade de crédito direto – “SCD”): a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

•Peer to Peer Lending Corporation (sociedade de empréstimo entre pessoas – “SEP”): a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform. Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.
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
On October 1, 2020 the new regulation enacted by the Central Bank with regards to AML/CFT policies came into force. In summary, the new regulation comprises (i) the Central Bank’s Circular No. 3,978, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People); and (ii) the Central Bank’s Circular Letter No. 4.001/20, which sets forth a list of operations and situations that may constitute money laundering and terrorism financing. By the end of 2020, the Central Bank required certain adjustments in our AML-CFT to fully comply with the new guidelines, all of which have been promptly implemented by us and acknowledged/confirmed by the Central Bank. Nevertheless, we are continuously reviewing our AML-CFT program to identify improvement opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.”

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
This legislative innovation brought new obligations and liabilities to all natural persons or a legal entity either public or private law that processes the personal data of people in Brazil, regardless of where that business or organization itself might be located. The LGPD is a new law that despite being in force, is still under development and many of its provisions have not yet been construed and clarified in a conclusive way by the National Data Protection Authority (“ANPD”), which is entitled to enact sublegal regulation.
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
Customer accounts on our digital platform are subject to the LGPD and bank secrecy law (Complementary Law No. 105/01 and Article 17 of the CMN’s Resolution No. 4,282/13). We are also subject to trademark and software protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.
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
Moreover, the LGPD created a new authority responsible for supervising and enforcing the new law. The ANPD is a special autarchy connected to the Brazilian Ministry of Justice and Public Security. According to the LGPD, the ANPD have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others. All legal entities will be required to conform their data processing activities to these new rules. A comprehensive data mapping of our personal data flows and the review of internal and external documents and procedures are examples of adaptations required for compliance with the LGPD.
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
Intellectual Property
Most of our services are based on proprietary software and related payment systems solutions. We rely on a combination of copyrights laws (which includes the Law No. 9,610/1998 and Law No. 9,609/1998, related to software), trademarks and trade secret laws (specifically Law No. 9,279/1996, the industrial property law of Brazil), as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our Intellectual Property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.
As of March 2023, we owned more than 1,000 trademarks over 30 countries, including “Stone,” “Linx,” “Cappta,” “Ton,” “Pagar.me,” “Equals,” “Buy4,” “Napse,” and others, as well as more than 100 trademarks applications before authorities pending in Brazil and Uruguay.
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
C.    Organizational structure
We are an exempted company with limited liability incorporated on March 11, 2014 under the laws of the Cayman Islands, with the legal name StoneCo Ltd. (formerly DLP Payments Holding Ltd.). Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands and our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our operational hubs are located in São Paulo, at Av. Doutora Ruth Cardoso, No. 7.221, Edifício Birmann 21, Pinheiros, São Paulo/SP, Postal Code 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. Our telephone number at this address is +55 (21) 3609-7742. In addition, we also have operational hubs located in the USA, the United Kingdom, Argentina, Uruguay, Mexico, Peru and Chile. Also, investor relations team can be contacted at investors@stone.co.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.

We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our current corporate structure, as of March 31, 2023 is set forth below:

StoneCo Ltd. (Cayman Islands)
47,75%
50%
StoneCo CI Ltd. (Cayman Islands) (5)
Reclame Aqui Holding Ltd. (Cayman Islands) (6)
100%
DLP Capital LLC (USA)
100%
100%
100%
100%
STNE Investimentos (Brazil) (8)
STNE Participações (Brazil)
Stone Holding Instituições (Brazil) (7)
STNE Part. em Tecnologia (Brazil)
100%
6 other subsidiaries (1)
Equals Software (Brazil) (8)
100%
Vitta Tecnologia (Brazil) (2)
100%
Stone Instituição de Pagamento (Brazil) (3)
100%
Tag (Brazil)
100%
100%
100%
100%
Pagar.me (Brazil)
Stone Cartões (Brazil)
Stone SCD (Brazil)
MNLT (Brazil)
100%
Trampolin (Brazil) (9)
100%
50%
50%
100%
9 other subsidiaries, softwares companies (1)
Linx (Brazil) (4)
Questor (Brazil)
VHSYS (Brazil)
Equals (Brazil)

(1)	For more details on the subsidiaries, please refer to Item 4 – Group Information on the Notes to consolidated financial statements.
(2)	Vitta has subsidiaries, in which we have 100% of equity interest. Please refer to Item 4 – Group Information on the Notes to consolidated financial statements for more details.
(3)	Formerly “Stone Pagamentos S.A.”. We changed our corporate name due to Resolution No. 80/2021 of Brazilian Central Bank.
(4)	17 other subsidiaries, including software companies. Please refer to Item 4 – Group Information on the Notes to consolidated financial statements for more details.
(5)
42.25% of StoneCo CI are held by InfoCapital EhF and 10% are held by CS2 Invest PTY Ltd. In addition, through the investment in StoneCo CI, we hold 47.75% interest in Creditinfo Jamaica Ltd., Creditinfo Guyana Inc. and Creditadvice Barbados Ltda. (our wholly owned subsidiary). Please refer to Item 4 – Group Information on the Notes to consolidated financial statements for more details.

(6)
50% of Reclame Aqui Holding Ltd. are held by VLP Holding Ltd. Reclame Aqui Holding Ltd. has subsidiaries, in which we have 50% of equity interest. Please refer to Item 4 – Group Information on the Notes to consolidated financial statements for more details.

(7)	Stone Holding Instituições S.A. was incorporated due to a requirement of Brazilian Central Bank, in order to maintain the control of Stone Instituição de Pagamento held by Brazilian company.
(8)	STNE Investimentos S.A. and Equals Software S.A. were incorporated due to our corporate reorganization.
(9)	Trampolin was merged into Pagar.me on April 2023. This merger is in process to be registered before the commercial registry.

D.    Property, plants and equipment
Properties
Our registered office is located in 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands, Cayman Islands, and is under a lease that expires in 2023. Our operational hub is located in São Paulo, which includes product development, sales, marketing, and business operations, has changed its address, as of September 2021, due to the acquisition of Linx S.A. and is now located at Av. Doutora Ruth Cardoso, No. 7,221, Edifício Birmann 21, Pinheiros, São Paulo/SP, under two lease agreements, entered into by Linx S.A. and Linx Sistemas e Consultoria Ltda. In Rio de Janeiro, our office is located at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil and includes part of our business activities, including customer relations and technology development, under leases that expire in 2029. Our three offices jointly consist of approximately 30,960 square feet of space. In accordance with our business strategy, we have several operational proprietary Stone Hubs operating in Brazil. In addition, we also have operational hubs located in the USA, the United Kingdom, Argentina, Uruguay, Mexico, Peru and Chile. We believe that our facilities are sufficient for our current needs.
Additionally, as of December 31, 2022, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.
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

A.    Operating results
Overview
We are a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses. We have developed a strong client-centric culture that seeks to delight our clients rather than simply provide them with a solution or service. To achieve this, we have created a proprietary, go-to-market approach, which enabled us to control the client experience and ensure that interactions were provided by our people or our technology. This has enabled us to gain significant traction in only nine years since the launch of our service. In 2017, we became the first non-bank entity to obtain authorization from the Central Bank to operate as a Merchant Acquirer Payments Institution. In 2022, we continued to be ranked as the largest independent merchant acquirer in Brazil and the fourth largest based on total volume according to data from public sources. However, we have evolved our business to offer different solutions to our clients that go beyond payments. Today, our business is divided in two main fronts: (i) Financial Services, where we aim to be the best financial operating system for Brazilian merchants and (ii) Software, where we aim to be the best workflow tool for Brazilian merchants and help them to sell more through multiple channels.
We served almost 2.6 million active payments clients in Brazil as of December 31, 2022, including digital and brick-and-mortar merchants of all sizes and types, although our focus is primarily on targeting the approximately 13.9 million micro, small and medium-sized businesses, or MSMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional banks and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. In addition to our reach in payments, we have achieved 692,800 banking active clients as of December 31, 2022. Our credit solution is currently running small tests after being on pause for some time, and is expected to be relaunched in the second half of 2023 as it is an important solution to our merchants. In software, we have acquired different companies over the last couple of years, including POS/ERP solutions among different verticals, engagement tools & CRM solutions, among others. In 2021, we concluded the acquisition of Linx, a leading retail management software company in Brazil. In 2022, we have evolved in integrating financial services solutions into different software verticals, which opens a key cross-selling opportunity to be explored.
The following is a summary of our key operational and financial highlights:
•We generated R$9,588.9 million of total revenue and income in the year ended December 31, 2022, compared with R$4,823.8 million of total revenue and income in 2021, representing annual growth of 98.8% and compared with R$3,319.8 million of total revenue and income in 2020, representing annual growth of 45.3%.
•We generated net loss of R$526.4 million and adjusted net income of R$525.5 million in the year ended December 31, 2022, compared with net loss of R$1,377.3 million and adjusted net income of R$84.7 million in the year ended December 31, 2021, and compared with a net income of R$837.5 million and adjusted net income of R$958.2 million for the year ended December 31, 2020. Adjusted Net Income metrics just mentioned do not adjust for the bond financial expenses retrospectively, according to our new methodology of adjustments defined as of the second quarter of 2022. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$367.4 billion in 2022, compared with R$275.4 billion in 2021, representing annual growth of 33.4% and compared with R$209.9 billion in 2020, representing annual growth of 31.2%.
•We served approximately 2,584,000 active clients as of December 31, 2022, compared with approximately 1,766,100 as of December 31, 2021, representing annual growth of 46.3% and compared with approximately 774,500 active clients as of December 31, 2020, representing annual growth of 128.0%.
•Software revenue reached R$1,419.8 million for the year ended December 31, 2022, compared with R$686.3 million in 2021, or an increase of 2.1x. This increase is largely driven by the consolidation of Linx in the third quarter of 2021.

Significant Factors Affecting our Results of Operations
Financial Services
Total Payments Volume and Processing Fees
We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:
•Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV will also grow. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 13.9 million MSMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its Payments market, particularly among MSMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall Payments markets in Brazil.
•Growth of our active client base. Growth of our active clients is driven by (i) growth in the number of MSMB clients both online and offline, resulting from the expansion of our distribution channels, marketing efforts and penetration of new solutions and (ii) growth in the number of platform services clients.
•Our quarterly TPV grew 12.4% from R$89.0 billion for the quarter ended December 31, 2021 to R$100.1 billion for the quarter ended December 31, 2022, with MSMB TPV growing 22.8%, while key accounts (comprised of platform services and sub-acquirers) TPV decreased 18.5% as we deprioritize sub-acquirers, who have a more volatile nature and lower contribution to bottom line. Our number of active payments clients expanded 46.3% over the same period, from approximately 1,766,100 active clients as of December 31, 2021 to approximately 2,584,000 active clients as of December 31, 2022, as shown in the graphs below.
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
On March 26, 2018, the Central Bank issued a ruling whereby the interchange fees on debit cards would be subject to a cap of up to 0.8% on debit transactions, effective October 2018 (except for e-commerce transactions). Furthermore, debit card issuers must maintain a maximum average interchange fee of 0.5% on their total transaction volume. Before this ruling, no such cap existed. More recently, on September 26, 2022, Central Bank extended the previous regulation, in order to subject the interchange fees applicable to transactions based on both debit and pre-paid instruments, whether e-commerce or present transactions, to a cap. As per the Central Bank Resolution No. 246, effective April 2023, interchange on debit card transactions will be subjected to a 0.5% cap, and pre-paid cards, to a 0.7% cap.
Additionally, aiming to reduce asymmetries between debit and pre-paid instruments, the mentioned ruling stated that the payment scheme settlors must establish the same maximum liquidation deadline by acquirers to the merchants on both schemes. Such change will also become effective on April 1, 2023.
For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry, which may result in changes in the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.”
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
We can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate from the client. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales to pay for their monthly fixed fee. We may also generate additional revenues within our active client base by activating banking solutions. We expect that, by executing this strategy, we will increase the lifetime value of our active client base and leverage our distribution capabilities to increase penetration of our solutions at minimal incremental costs. We temporarily stopped offering the credit solution for new clients since July 2021. We have evolved since then, focusing on building a fully automated process for credit underwriting, as we strive to make our decision models more sophisticated through enhancement of data, strengthening our team and approving our risk policies, among different other improvements. We are currently running tests and expect to relaunch the solution in the second half of 2023.

Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments and credit to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, Fundo de Investimento em Direitos Creditórios (Fund for Investment in Credit Rights) or FIDCs that exclusively buy these receivables, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net”. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDCs on attractive terms. See “Item 4. Information on the Company—B. Business overview—Our Solutions—Grow Our Clients’ Businesses.”
Other Financial Services Solutions
We leverage our active client base and distribution capabilities to upsell other financial services solutions that we develop. We offer our clients a digital banking solution, which includes a free-of-charge account that is provided for our payment clients once onboarded. With the account, clients are entitled to a series of money-in and money-out functionalities available in our platform, including wire transfers, payment slips (boletos), PIX, receiving funds from their sales, among others. In addition, clients can ask for pre-paid cards, from which TPV we charge interchange rates. We also collect yield on clients’ outstanding balance in their digital accounts.
We also offer clients insurance solutions as parts of our banking offering, which are currently comprised of store, life (regular and whole life) and health, for which we act as a broker, charging a fee.
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
Overall
Complement Solutions Offerings through Acquisition and Investment Activity
We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Future selective and software acquisitions will likely remain an important part of our competitive strategy in order to enhance our portfolio of offerings. Since January 1, 2016, we have made several acquisitions and minority investments. The majority of these have been of businesses or technologies which have strengthened our solutions offerings. In addition, our acquisition of MNLT, on April 22, 2016 allowed us to expand our TPV and number of active clients, thereby increasing total revenue and income. Our acquisition of Linx, concluded on July 1, 2021 enabled us to become a leading retail management software company in Brazil, which we believe allows us to diversify our revenues between software and financial services solutions, and to work towards revenues that are more recurring in nature.
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

In connection with the acquisitions we made over our history, we recorded amortization expense for the years ended December 31, 2022, 2021 and 2020 of R$138.6 million, R$89.1 million and R$17.2 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, as a result of the application of the acquisition method.
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

	For the Year Ended December 31,
	2022	2021	2020

Real growth (contraction) in gross domestic product	2.90%	5.00%	(3.30)%
Inflation (IGP-M)(1)	5.45%	17.78%	23.14%
Inflation (IPCA)(2)	5.79%	10.06%	4.52%
Long-term interest rates—TJLP (average)(3)	6.78%	4.80%	4.87%
CDI interest rate(4)	12.45%	4.46%	2.77%
Period-end exchange rate—reais per US$1.00	R$5.2177	R$5.5805	R$5.1967
Average exchange rate—reais per US$1.00(5)	R$5.1655	R$5.3956	R$5.1578
Appreciation (depreciation) of the real vs. US$ in the period(6)	7.00%	(6.90)%	(22.44)%
Unemployment rate(7)	9.30%	11.10%	13.80%

Source: FGV, IBGE, Central Bank and B3.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.
Interest rate
Interest rates have an effect on our ability to generate revenue and directly affect our cost of funds. Higher interest rates can lead to decreases in private consumption, negatively impacting our TPV. They can also lead to increased cost of funds as most of our third-party funding is linked to the country’s interest base rate. Usually, when there is an increase in interest rates, and thus, in funding costs, there is a lag in time until we are able to pass on price increases to clients, negatively impacting our margins. On the other hand, when interest rates go down, we have an immediate benefit from higher spreads, which increase our margins. In 2022, with the strong hike in interest rates which started in the second half of 2021, we have significantly evolved our pricing policy and internal processes to be able to reprice clients when needed in a faster and seamless way.
Inflation
Inflation has an effect on our obligations towards certain suppliers, such as office leasing and telecommunications operators, whose costs are indexed to inflation rates. However, most of our revenues are naturally hedged against inflation. In the financial services segment, our TPV tends to fluctuate according to inflation. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. However, if our merchants raise their prices due to inflation, this will positively impact our TPV and, consequently, our revenues. In the software segment, the subscription fee is also updated by an inflation index.
Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, debts, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2022, 2021 and 2020, we had a net foreign currency gain (loss) of R$19.0 million, R$8.6 million and R$8.3 million, respectively.

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
The COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of some of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV, the revenue we generate from our clients, and in some cases, their ability to repay credit loans they had taken with us. Furthermore, a substantial part of our employees are working remotely since the breakout of the COVID-19 pandemic.
In response to COVID-19, the Brazilian government distributed financial aid, referred to as “Coronavoucher,” targeting the most vulnerable members of the population consisting primarily of autonomous and informal workers and people without income, to help them through the crisis. As an acquirer, we take part in Coronavoucher transactions mainly through our integrated partners, thereby favorably impacting our transaction volumes. We transacted R$0.3 billion in Coronavoucher for the year ended on December 31, 2022, R$3.4 billion in 2021 and R$30.7 billion in 2020. Many stores were also required to close down during the pandemic resulting in increased demand for online channels. However, while we have benefited as a result of such consumer spending trends, there can be no assurance that such trends will continue. Coronavoucher volumes, for instance, have already reduced significantly and are currently not material compared to the total.
Given new variants and news of waves both in Brazil and abroad, the future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgments used in preparing our financial statements, especially given the rapid and unexpected changes the pandemic posed to global and local economic environments. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.
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

The Linx Transaction was conditioned upon, among other things: (i) the effectiveness by the SEC of Stone’s registration of statement on Form F-4 in respect of its StoneCo Class A Common Shares to be issued to Linx shareholders; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx Shareholder transaction approval meeting of the Linx Transaction, authorization for STNE Par to not list in the Novo Mercado, and exemption to STNE Par to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; and (iv) approval by the STNE Par shareholder of the Linx Transaction and of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A common shares, as described above, at a shareholders meeting of STNE Par.
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
In May 2022, we agreed to sell 21.5% of our stake in Banco Inter through a cash-out option offered in Inter’s corporate restructuring for a total of approximately R$181 million. In the first quarter of 2023, we decided to sell our remaining stake in Banco Inter, representing 16.8 million shares, which were sold at a price of R$12.96 per share, equivalent to R$218 million.
Transaction with Reclame Aqui
On February 17, 2022 we acquired 50% of equity interest on Reclame Aqui for R$230.1 million. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
We have also joined the Board of Directors of Reclame Aqui with two seats out of four, and have the right to appoint the Chief financial officer. We also have a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of such entity, which can be exercised between January 1, 2027 and July 30, 2027.
The agreement with selling shareholders provides contingent consideration linked to net revenue performance related to 2023 and 2025 fiscal years. The amount of contingent consideration is limited to R$145.5 million.

Recent regulatory developments
Pix
On August 12, 2020, the Central Bank enacted the Resolution No. 1, which put in place a payment system denominated Pix where the user is granted real-time payments and transfers. The main objective of the Central Bank in setting up an instant payment ecosystem is to render the completion of a payment transaction a simple, easy, convenient and direct act and, therefore, enhancing the experience of users. Following this principle, the Central Bank states that Pix has potential to promote the following standards (i) enhance competition; (ii) improve market efficiency; (iii) reduce costs; (iv) straighten security; (v) enhance client experience; (vi) accelerate the digitalization of the retail payment market; (vii) promote financial inclusion; and (viii) overcome gaps of other payments methods. Central Bank issued afterwards further regulation on the Pix ecosystem, setting forth operational procedure, technological infrastructure, disclosure requirements and potential penalties to relevant participants.
Pix transaction shall be validated by the relevant institutions within 34 seconds and subsequently liquidated within 40 seconds, through a centralized payment infrastructure developed by the Central Bank, denominated Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos or “SPI”) and implemented by Central Bank Circular No. 3,985, dated as of February 18, 2020, currently under Central Bank Resolution No. 195, dated as of March 3, 2022.
All financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) are required to be a participant on Pix and on the SPI. The participation by other financial and payment institutions that operate client accounts by the National Treasury Secretariat is optional. We enable Pix acceptance to our clients through our point-of-sale (POS) devices and execute and receive Pix transactions through our integrated financial platform. We also offer solutions that enable Pix integration into our clients POS/ERP.
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
According to the mentioned rule, as amended, there are four participation categories: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; (iii) special clearing houses, that are the financial institutions and payment institutions that (a) within the scope of the Pix system, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the SPI, and (c) do not meet the criteria of mandatory participation in the Pix system; and (iv) payment initiation service provider, which initiates Pix transactions in accordance to the payment scheme provisions.
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
On October 29, 2020, the Central Bank issued Resolution No. 30, which amends Central Bank Resolution No. 1 to include new functionalities in the Pix regulations. Among these new functionalities is the Pix Cobrança, through which merchants, suppliers, service providers and other entrepreneurs can issue a QR Code to make instant payments, in points of sale or e-commerce, for example, or collections due on a future date. Another functionality is Pix Agendado, through which users can schedule transactions. The rule also provides that financial and payment institutions that wish to provide the integration services to receiving users must adopt an application programming interface (API) standardized by the Central Bank, among other updates to the Pix regulations.
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

Moreover, on November 29, 2021, Central Bank released two features related to cash withdrawal with Pix – Pix Saque and Pix Troco, which enable users to withdraw cash from any accredited merchant participating in the system, a role traditionally played by ATMs.
On December 1, 2022, the Central Bank issued Resolution No. 246 to discipline the requirements and obligations regarding partnerships and banking as a service ("BaaS") agreements under the Pix payment scheme. In general terms, the resolution reiterated that (i) a transactional account provider may only initiate or receive Pix transactions on its client’s payment account if such provider is a participant on Pix; and (ii) a third party may only initiate Pix transactions regarding the resources maintained on a transactional account provider if such third party is a participant on Pix. As per this second scenario, such third party must provide the payment initiation in accordance with the Open Finance terms and technology. The BaaS discipline provided by the resolution aforementioned will become effective in March 2023.
The Pix’s ecosystem is in constant evolution. As the number of transactions and users grows – there were more than 140 million active users in December 2022, which correspond to more than 60% of Brazilian population, Central Bank is planning to incorporate more functionalities to this payment method. In this regard, the Central Bank published the Pix agenda for 2023, which includes the enhancement of antifraud mechanisms and systemic improvements. Therefore, we are always keeping up with new rules and building new functionalities with the regulator and its stakeholders with the aim to offer the best payment services for our clients.
Open Finance
Open Finance consists of standardized sharing of data, products and services by financial institutions and other institutions authorized to operate by the Central Bank, at the customer’s discretion. Therefore, integration of information system is a key element to Open Finance’s proper functioning and is considered by the Central Bank as an important tool for innovation in the financial market, making the banking sector more efficient and competitive.
The Open Finance system model being implemented in Brazil will enable to share, upon client’s authorization, (i) data on products and services, (ii) customer record data and (iii) customer transaction data. In this context, institutions authorized to operate by the Central Bank that participate in Open Finance must share the information listed above with other participating institutions, and membership will be mandatory for financial institutions belonging to the prudential segments 1 and 2, according to Central Bank Resolution No. 4,553, dated as of January 30, 2017. In relation to the sharing of payment transaction initiation services, mandatory membership will apply to account provider institutions and payment initiation service providers (PISPs).
On May 4, 2020, the CMN and the Central Bank enacted the Joint Resolution No. 1 and the Central Bank issued Central Bank Circular No. 4,015 to regulate the scope of services and data protection of the Open Finance system. The implementation of Open Banking will be gradual, conducted in four phases, as follows:
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
Technological and security standards, in turn, must be established by the participating entities, under the supervision of the Central Bank, responsible for ensuring that access to the Open Finance environment is non-discriminatory and represents all segments of the industry. Therefore, a governance structure was created: at first, in transitory way; in the future, it will be turned into a legal entity.
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

Brazilian’s Open Finance ecosystem is one of the biggest in the world, since it aims to share both individuals and legal entities data, as well as payment and credit services. Furthermore, the scope of data also includes foreign exchange, acquiring, investment, insurance, and open-ended private pension transactions. Moreover, Brazil also is developing Open Insurance, a similar initiative in progress, made by Superintendência de Seguros Privados (SUSEP), Brazilian Regulator on the insurance market.
At first, the initiative was named Open Banking. However, the Joint Resolution No. 4 issued on March 24, 2022, amended the previous resolution in order to emphasize one of the regulators’ main goals: to create a system that will be able to interoperate between the markets that are under its supervision and the insurance market. Therefore, such Joint Resolution renamed the innovative agenda to Open Finance.
Additionally, Joint Resolution No. 5, issued on May 20, 2022 established the directives to allow for the interoperability between the systems regulated by Central Bank, CMN and SUSEP, which became effective on January 2, 2023.
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
On December 12, 2022, Central Bank enacted Resolution No. 277, which revoked all three normative rules mentioned, maintaining, however, their improvements related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework.
Additionally, the Central Bank enacted on the same day Resolutions No. 280 and No. 281. Together, the new regulatory framework expands competition in the segment of remittances, provide better services and facilitate the execution of these transactions. It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market.
In this sense, the changes to the legal and regulatory framework that took place before Law No. 14,286/2021 include the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to US$100,000.00 per transaction, if the applicable requirements are fulfilled; (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market; and (iii) simplifications on the process of classifying and declaring foreign exchanges operations made by such authorized institutions.
The new regulation also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases. The provider of such services would now be referred to in the exchange rules as “eFX.”
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

We intend to explore this opportunity both commercially (through StoneCo.) and technologically (through one of our subsidiaries, TAG Tecnologia para o Sistema Financeiro S.A.). In this context, TAG, which was authorized by the Central Bank to operate card receivables registration system on October 20, 2020, became operational by June 7, 2021, when it started to render services of card receivables registration.
Since the entry into force of such rules, the operating trade repositories have been facing operational challenges to comply with the regulation. Problems still persist, mainly regarding interoperability between the registration systems. After several interactions between trade repositories, market participants and the Central Bank, the Central Bank enacted Resolution No. 264 reinforcing duties of trade repositories to (i) ensure the reliability of information, whether owned or interoperated, through recurring reconciliations between registration systems; and (ii) develop mechanisms to protect creditors' collaterals.
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
Net revenue from transaction activities and other services
Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit and debit cards, meal vouchers, payment slips (boletos) and other APMs. Our net revenue from transaction activities and other services consists mainly of net MDR, which is a commission withheld by us that is discounted from the transaction values paid to the merchant, and/or other per-transaction commissions for providing gateway services. We also recognize revenues from transactional services related to our banking operation, revenues related to membership fees, and revenues from registration of receivables. We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 16.1 of our audited financial statements. License fees paid to payment schemes are included in the cost of services as discussed below. Our net MDR revenue is recognized net of interchange fees retained by card issuers, assessment fees charged by payment schemes and deductions. Such deductions consist primarily of the applicable Brazilian sales taxes and social security contributions: service tax (Imposto sobre Serviços, or ISS); contributions to the Brazilian government’s Social Integration Program (Programa de Integração Social, or PIS); and contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social, or COFINS). We are required to collect each of the above-mentioned taxes and contributions on our transaction activities and other services.
In the event of a chargeback, the net revenues associated with such transactions are deducted from net revenue from transaction activities and other services. Losses from chargebacks resulting from billing disputes are included in the cost of services as discussed below.

Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment, monthly fees charged for the use of our software solutions and other solutions or services, such as reconciliation solutions, business automation, fees charged for continuous technology support, helpdesk services, software hosting services, support teams and connectivity services, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the contractual lease term. We also recognize revenues from our insurance solution within our digital banking offering. The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.
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
Cost of services
Our cost of services include transaction costs, depreciation and amortization, costs to deploy merchant equipment, personnel expenses related to customer service, technology, operations, logistics and other, payment scheme license fees, losses from chargebacks, provisions for credit losses (as we start to account for credit portfolio in the accrual methodology) and other costs. For further information on these costs, see note 17 to our audited consolidated financial statements.
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
•The portion of our other expenses that form part of our administrative expenses includes items such as travel, lodging, insurance, facilities, rent, consultancy fees, reimbursement of staff expenses and office supplies.
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

Financial expenses, net
Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers either to commercial banks or capital market structures, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the gain or loss on derivative financial instruments not recognized in other comprehensive income and (v) bank services fees.
To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by card issuers to certain banks, (ii) capital raised by securitizing or encumbering the receivables owed to us by card issuers and credit operations through FIDCs, debentures or other capital markets structures, (iii) through our general third-party borrowings and (iv) with our own capital. In 2017, we set up two Brazilian special purpose investment funds, FIDC AR I and FIDC AR II. In 2020, we set up two additional Brazilian special purpose investment funds, FIDC AR III to purchase and hold receivables from card issuers and FIDC SOMA III to purchase and hold credit operations, through which we have raised capital to finance our working capital solutions. In 2021, we raised an additional credit FIDC, SOMA IV. As of the date of this report, FIDC AR I, FIDC AR II and FIDC SOMA IV have been liquidated. These FIDCs are controlled by us, and have raised capital by issuing senior and/or mezzanine quotas to outside investors, who receive a return on these investments. For further information regarding these FIDCs, see note 6.7 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Note on the impact of different funding sources in our operating and financing cash flows.”
All of our bank borrowings and senior and/or mezzanine quota holder obligations in FIDCs as of December 31, 2022, 2021 and 2020 were denominated in Brazilian reais, except for the issuance of our inaugural bonds in June 2021.
Mark-to-market on equity securities designated at FVPL
Mark-to-market on equity securities designated at FVPL relates to mark-to-market gains or losses from our investment in Banco Inter.
Other operating expenses, net
Other operating expenses, net consist mainly of share-based payments, contingencies, donations and miscellaneous income and/or expense items. We incurred R$130 million and R$67 million of share-based compensation expense (including taxes and social charges) in the fiscal years ending December 31, 2022 and December 31, 2021, respectively. For further information around share-based payments, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP).” and note 18 from our Consolidated Financial Statements.
Loss on investment in associates
Loss on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.
Income tax and social contributions
Current income tax and social contribution tax on net profits
We are domiciled in Cayman and there is no income tax in that jurisdiction. The income earned from our operations abroad can be subject to income tax at the main rate of 15%.
The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).
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
Our deferred tax income (expenses) are mainly generated by our net tax operating loss (gain) and by expenses with tax credits offset or to be offset. See note 8 to our audit consolidated financial statements.
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law No. 11,196/05 (“Lei do Bem”), which enable us to reduce the CIT base. For the effective tax rate reconciliation, see note 8 of our audited consolidated financial statements.
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,
	2022	2021	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

Statement of profit or loss data:
Net revenue from transaction activities and other services	2,617.4	1,626.9	990.6	60.9%
Net revenue from subscription services and equipment rental	1,760.9	1,071.9	689.0	64.3%
Financial income	4,638.0	1,877.7	2,760.3	147.0%
Other financial income	572.6	247.3	325.3	131.5%
Total revenue and income	9,588.9	4,823.8	4,765.2	98.8%
Cost of services	(2,669.8)	(1,713.8)	(955.9)	55.8%
Administrative expenses	(1,121.4)	(813.3)	(308.0)	37.9%
Selling expenses	(1,511.2)	(1,012.5)	(498.7)	49.3%
Mark-to-market on equity securities designated at FVPL	(853.1)	(1,264.2)	411.2	(32.5)%
Financial expenses, net	(3,514.7)	(1,269.1)	(2,245.7)	177.0%
Other operating expenses, net	(302.5)	(185.9)	(116.6)	62.7%
Loss on investment in associates	(3.6)	(10.4)	6.8	(65.6)%
Profit (loss) before income taxes	(387.3)	(1,445.6)	1,058.3	(73.2)%
Income tax and social contribution	(139.1)	68.2	(207.3)	n.m.
Profit (loss) for the year	(526.4)	(1,377.3)	851.0	(61.8)%
Profit (loss) for the year
Attributable to owners of the parent	(519.4)	(1,358.8)	839.4	(61.8)%
Attributable to non-controlling interests	(7.0)	(18.5)	11.6	(62.3)%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	(1.67)	(4.40)	2.73	(62.1)%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	(1.67)	(4.40)	2.73	(62.1)%

TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

TPV (in billions)	367.4	275.4	92.0	33.4%
Active clients (in thousands)	2,584.0	1,766.1	817.9	46.3%

As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2022, both in TPV and active clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses), in line with our strategy.
Total revenue and income
Total revenue and income was R$9,588.9 million for the year ended December 31, 2022, an increase of R$4,765.2 million or 98.8% from R$4,823.8 million for the year ended December 31, 2021. Total revenue and income growth in 2022 was driven primarily by strong growth in MSMBs (micro, small and medium-sized businesses), with (i) MSMB TPV growing 52.3% year over year, mostly a result of strong net addition of clients and (ii) higher prices as a result of our commercial policy adjustment efforts following the hike in the Brazilian base rate in the period.

	For the Year Ended December 31,
	2022	2021	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

Net revenue from transaction activities and other services	2,617.4	1,626.9	990.6	60.9%
Net revenue from subscription services and equipment rental	1,760.9	1,071.9	689.0	64.3%
Financial income	4,638.0	1,877.7	2,760.3	147.0%
Other financial income	572.6	247.3	325.3	131.5%
Total revenue and income	9,588.9	4,823.8	4,765.2	98.8%
Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$2,617.4 million for the year ended December 31, 2022 an increase of R$990.6 million or 60.9% from R$1,626.9 million for the year ended December 31, 2021. This increase was primarily attributable to (i) the 33.4% higher TPV year over year, (ii) higher net MDRs as a result of commercial policy adjustment efforts and (iii) revenue streams from other solutions including banking, Pix and our registry business TAG. Membership fees contributed R$219.4 million to our transaction activities and other services revenue in the period, compared with R$125.4 million in 2021.
Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$1,760.9 million for the year ended December 31, 2022, an increase of R$689.0 million or 64.3% from R$1,071.9 million for the year ended December 31, 2021. This increase was primarily attributable to a higher software revenue, including the consolidation of Linx which started in the third quarter of 2021.
Financial income. Financial income for the year ended December 31, 2022 was R$4,638.0 million, an increase of R$2,760.3 million or 147.0% from R$1,877.7 million for the year ended December 31, 2021, primarily attributable to higher prices due to adjustments in our commercial policy amid changes in CDI which increased from an average of 4.42% in 2021 to an average of 12.38%, (ii) higher prepaid volumes and (iii) floating from our banking solution.

Other financial income. Other financial income was R$572.6 million for the year ended December 31, 2022, an increase of R$325.3 million or 131.5% from R$247.3 million from the year ended December 31, 2021, mainly due to the higher base rate in Brazil, and partially offset by a lower average cash balance.
Cost of services
Cost of services for the year ended December 31, 2022 was R$2,669.8 million, an increase of R$955.9 million, or 55.8%, from R$1,713.8 million for the year ended December 31, 2021. Cost of services as a percentage of total revenue and income was 27.8% for the year ended December 31, 2022, 7.7 percentage points lower than the 35.5% reported in the year ended December 31, 2021. The nominal increase in our cost of services was primarily driven by (i) the consolidation of Linx into our results as of the third quarter of 2021, (ii) higher investments in technology, customer support and logistics, (iii) higher D&A costs, as we continue to expand our client base and (iv) higher provisions and losses. These effects were partially offset by lower costs with our registry business, compared with previous year. As a percentage of revenues, Cost of Services decreased due to operating leverage in our business, mainly a result of adjustment in our commercial policy due to the increase in CDI in the period, which affected mainly our Financial Income.
Administrative expenses
Administrative expenses for the year ended December 31, 2022 were R$1,121.4 million, an increase of R$308.0 million or 37.9% from R$813.3 million for the year ended December 31, 2021. Administrative expenses as a percentage of total revenue and income were 11.7% for the year ended December 31, 2022, 5.2 percentage points lower than the 16.9% reported for the year ended December 31, 2021. The nominal increase in our administrative expenses was primarily driven by (i) the consolidation of Linx into our results as of the third quarter of 2021, (ii) higher personnel expenses, (iii) higher amortization of fair value adjustments due to the Linx acquisition and other software acquisitions, and (iv) higher expenses related to third-party services. These effects were partially compensated by (vi) non-recurring expenses recognized at Linx in 2021, related to the Stone and Linx deal and (vii) one-off fees paid to advisors relative to the Linx and Banco Inter transactions in 2021, which we did not have in 2022. As a percentage of revenues, Administrative Expenses decreased due to operating leverage in our business.
Selling expenses
Selling expenses were R$1,511.2 million for the year ended December 31, 2022, an increase of R$498.7 million or 49.3% from R$1,012.5 million for the year ended December 31, 2021, primarily attributable to (i) the consolidation of Linx into our results as of the third quarter of 2021, (ii) higher expenses with our salespeople, mostly related to our hub operations, (iii) higher marketing expenses and (iv) higher expenses with partners commissions.
Financial expenses, net
Financial expenses, net were R$3,514.7 million for the year ended December 31, 2022, an increase of R$2,245.7 million from R$1,269.1 million for year ended December 31, 2021. This increase was mainly due to the significant increase in the CDI rate year over year, which increases our cost of funding, in addition to a higher prepayment volume. CDI rate in Brazil increased from an average of 4.42% in 2021 to an average of 12.38% in 2022.
Mark-to-market adjustments on equity securities designated at FVPL
Mark-to-market losses on equity securities designated at FVPL were R$853.1 million in the year ended December 31, 2022, a decrease of R$411.2 million from a loss of R$ 1,264.2 million in the year ended December 31, 2021, related to the Banco Inter Investment. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Transaction with Banco Inter” for additional information on Banco Inter.
Other operating expenses, net
Other operating expenses, net were R$302.5 million for the year ended December 31, 2022, an increase of R$116.6 million or 62.7% from R$185.9 million for the year ended December 31, 2021. This is mainly related to higher share-based compensation expenses from both higher social contribution taxes and new grants.

Loss on investment in associates
Losses on investments in associates for the year ended December 31, 2022 were R$3.6 million, or a decrease of R$6.8 million from a loss of R$10.4 million for the year ended December 31, 2021.
Profit/ Loss before income taxes
Loss before income taxes was R$387.3 million for the year ended December 31, 2022, a variation of R$1,058.3 million compared with a loss before income taxes of R$1,445.6 million for the year ended December 31, 2021. This is mainly related to (i) the growth in our total revenue and income which almost double year over year and (ii) lower losses from mark-to-market in the investment in Banco Inter.
Income tax and social contribution
Income tax and social contribution was an expense of R$139.1 million for the year ended December 31, 2022, compared with a gain of R$68.2 million for the year ended December 31, 2021. The main effect was the growth of taxable income in 2022 compared with 2021.
For further information about our income taxes, see note 8 to our audited consolidated financial statements.
Net income (loss) for the year
Net loss was R$526.4 million for the year ended December 31, 2022 compared with a net loss of R$1,377.3 million for the year ended December 31, 2021. The main factors that contributed to the improvement in net income are the same ones as for the improvement in profit/loss before income taxes above. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Adjusted net income
Adjusted net income was R$525.5 million for the year ended December 31, 2022, an increase of R$440.8 million from R$84.7 million for the year ended December 31, 2021. The higher Adjusted Net Income is mainly explained by the improvement in total revenue and income net of financial expenses of 70.7% year over year as we adjusted our commercial policy throughout the year given the rising interest rate environment which started in second semester of 2021. This effect was partially offset by increases in costs and expenses as we grow our business. Note that from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we no longer adjust the financial expenses related to our bond in our adjusted numbers. As such, for this annual report on Form 20-F, we have done this change retrospectively, except for previous MD&As already reported. Considering our previous methodology, which adjusted for the bond expenses, our Adjusted Net Income was R$203.3 million and R$911.2 million for 2021 and 2022, respectively.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

Statement of profit or loss data:
Net revenue from transaction activities and other services	1,626.9	1,144.1	482.8	42.2%
Net revenue from subscription services and equipment rental	1,071.9	388.0	683.9	176.3%
Financial income	1,877.7	1,647.0	230.7	14.0%
Other financial income	247.3	140.7	106.6	75.8%
Total revenue and income	4,823.8	3,319.8	1,504.0	45.3%
Cost of services	(1,713.8)	(769.9)	(943.9)	122.6%
Administrative expenses	(813.3)	(392.5)	(420.8)	107.2%
Selling expenses	(1,012.6)	(505.9)	(506.7)	100.2%
Mark-to-market on equity securities designated at FVPL	(1,264.2)	—	(1,264.2)	100.0%
Financial expenses, net	(1,269.1)	(339.8)	(929.3)	273.5%
Other operating expenses, net	(185.9)	(177.1)	(8.8)	5.0%
Loss on investment in associates	(10.4)	(6.9)	(3.5)	50.7%
Profit (loss) before income taxes	(1,445.5)	1,127.7	(2,573.2)	(228.2)%
Income tax and social contribution	68.2	(290.2)	358.4	(123.5)%
Profit (loss) for the year	(1,377.3)	837.4	(2,214.7)	(264.5)%
Profit (loss) for the year
Attributable to owners of the parent	(1,358.8)	854.1	(2,212.9)	(259.1)%
Attributable to non-controlling interests	(18.5)	(16.6)	(1.9)	11.4%
Basic profit (loss) per share for the year attributable to owners of the parent (R$)	(R$4.40)	R$2.95	(R$7.35)	(249.2)%
Diluted profit (loss) per share for the year attributable to owners of the parent (R$)	(R$4.40)	R$2.91	(R$7.31)	(251.2)%
TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variation (R$)	Variation (%)
	R$ millions, except amounts per share

TPV (in billions)	275.4	209.9	65.5	31.2%
Active clients (in thousands)*	1,766.1	774.5	991.6	128.0%

*	In our 2020 reporting, we did not consider TON clients in our reported numbers. Therefore, such numbers differ from the current reported numbers.
As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2021, both in TPV and active clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses), in line with our strategy.

Total revenue and income
Total revenue and income was R$4,823.8 million for the year ended December 31, 2021, an increase of R$1,504 million or 45.3% from R$3,319.8 million for the year ended December 31, 2020. Total revenue and income growth in 2021 was driven primarily by (i) strong growth in MSMBs (micro, small and medium-sized businesses), with MSMB TPV growing 79.4% year over year, mostly a result of strong net addition of clients and (ii) the consolidation of Linx, which added R$ 532.6 million to 2021 revenues and despite (iii) our credit product being on pause.

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
Net revenue from transaction activities and other services. Net revenue from subscription services and equipment rental was R$1,626.9 million for the year ended December 31, 2021, an increase of R$282.8 million or 42.2% from R$1,144.1 million for the year ended December 31, 2020. This increase was primarily attributable to (i) 51.8% year over year consolidated TPV growth excluding Coronavoucher volumes; (ii) new revenue streams, including banking and TAG, our registry services; (iii) higher revenue from TON, including its membership fee and (iv) the consolidation of Linx, which added R$61.0 million to our Net Revenue from Linx Transaction activities and other services.
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
Financial income. Financial income for the year ended December 31, 2021 was R$1,877.7 million, an increase of R$230.7 million or 14.0% from R$1,647.0 million for the year ended December 31, 2020, primarily attributable to (i) higher prepaid volumes and (ii) higher floating revenue from our banking outstanding volumes. These effects were partially offset by a R$767.4 million lower revenue from our credit operation, as a result of negative fair value adjustments in our portfolio in the first and second quarters of 2021. These adjustments are mostly a result of higher levels of NPLs and lower expectations regarding recovery of non-performing clients. Although we recognized that our underwriting capabilities and collection process still had to evolve given the early stage of our credit solution, we believe that the malfunctioning of the providers of registry of receivables services has played an important role in the poorer-than-expected results, as it has enabled merchants to shift transactions to other acquiring services that in practice bypassed the collateral guarantees they had given to us. The demand from merchants, especially those more affected by lockdowns, to by-pass the “lock” of receivables met the supply of temporary alternatives by opportunistic acquirers and sub-acquirers in the market. Given that, we decided to (i) temporarily stop disbursing credit, and (ii) make a significant downward adjustment on the fair value of our portfolio.
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
Financial expenses, net
Financial expenses, net were R$1,269.1 million for the year ended December 31, 2021, an increase of R$929.3 million from R$339.8 million for year ended December 31, 2020. This increase was mainly due to (i) the higher interest base rate in Brazil over the period, which increased from 2.0% in 2020 to 9.25% in 2021, (ii) higher outstanding volumes of prepayment, (iii) a capital structure to fund the prepayment business with a higher percentage of third-party capital compared to own capital, (iv) the financial expenses related to our bond, which totaled R$118.6 million in the period and (v) R$89.7 million interest expense arising from the sale of receivables in the fourth quarter to our new R$2.2 billion FIDC (FIDC IV), which, differently from our previous FIDCs, is not consolidated in our balance sheet and, therefore, has its interest recognized immediately upfront as a true sale as opposed to being accrued over time. As we assigned longer duration receivables to this fund, the result was a higher-than-usual impact in the fourth quarter.
Mark-to-market adjustments on equity securities designated at FVPL
Mark-to-market losses on equity securities designated at FVPL were R$1,264.2 million in the year ended December 31, 2021, related to the Banco Inter Investment. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Transaction with Banco Inter” for additional information on Banco Inter.
Other operating expenses, net
Other operating expenses, net were R$185.9 million for the year ended December 31, 2021, an increase of R$8.8 million or 5.0% from R$177.1 million for the year ended December 31, 2020. This is mainly related to (i) higher provisions for POS losses, (ii) fair value adjustments of call options related to associates and (iii) higher labor contingencies and tax claims, partially offset by (iv) lower share-based expenses mainly related to the tax and social charges provisions in relation to the depreciation of our shares year over year and (v) lower donations in 2021 compared to our donations to causes related to the COVID-19 pandemic in 2020.
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
Net income (loss) for the year
Net income was R$1,377.3 million for the year ended December 31, 2021 compared with a net income of R$837.5 million for the year ended December 31, 2020. The main factors that contributed to the contraction in net income were: the mark-to-market effect related to our investment in Banco Inter, which amounted to R$1,264.2 million, R$929.3 million higher financial expenses, net and R$767.4 million lower contribution from credit revenue year over year. See “Summary Financial and Other Information” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
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

The following table is a summary of the generation and use of cash in the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022	2021	2020
	R$ millions

Liquidity and Capital Resources:
Cash and cash equivalents	1,512.6	4,495.6	2,447.0
Net cash provided by operating activities	1,683.7	3,606.9	56.5
Net cash used in investing activities	(1,871.1)	(2,977.2)	(5,809.0)
Net cash provided by / (used in) financing activities	(2,810.1)	1,419.4	7,216.2
Foreign exchange in cash equivalents	14.5	(0.5)	15.0
Total change in cash and cash equivalents	(2,983.0)	2,048.6	1,478.7
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5 to our audited consolidated financial statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$3,453.8 million as of December 31, 2022, R$1,993.0 million as of December 31, 2021 and R$8,128.1 million as of December 31, 2020. For more information, see note 6 to our audited consolidated financial statements.
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
Our net cash used in investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.
Our net cash provided by (used in) financing activities has consisted of proceeds from capital contributions, amounts we raised from senior and mezzanine FIDC quota holders, the net amount of proceeds from borrowings and amortization of debt and finance leases, repurchases of our own shares and acquisitions and other events with non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Indebtedness and FIDC Senior Quota Holder Obligations.”

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
(i)     Sale of receivables: the sale of receivables results in the de-recognition of our Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from our balance sheet in the same amount and the combined effect to our cash flows is a positive operational cash flow equivalent to our net fees earned by providing such prepayment service.
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
Net cash provided by (used in) operating activities
For the year ended December 31, 2022, net cash provided by operating activities was R$1,683.7 million, primarily as a result of:
•Net loss of R$526.4 million combined with non-cash expenses consisting primarily of fair value adjustments in financial instruments of R$1,179.5 million, and depreciation and amortization of R$800.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2022 was R$1,884.5 million, resulting in R$1,358.1 million net income adjusted by non-cash items.
•Net cash from changes in working capital, totaled an inflow of R$325.6 million, and is composed of (i) R$496.6 million net inflows from our credit business, (ii) R$399.7 million from recoverable taxes and taxes payable, (iii) R$348.3 million from prepaid expenses and labor and social security liabilities, (iv) R$210.9 million from trade accounts receivable, banking solutions and other assets apart from credit, (v) R$323.6 million from trade accounts payable, (vi) an outflow of R$835.1 million from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (vii) payment of R$621.5 million of interest and income taxes and (viii) R$3.1 million from other working capital changes.
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

•Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an inflow of R$2,421.6 million, principally due to: (i) an increase in the balance of accounts payable to clients, which led to a R$4,276.3 million inflow, mainly driven by the growth in TPV; partially compensated by (ii) an increase in the balance of accounts receivable from card issuers, which led to a R$2,993.4 million outflow, also related to the higher TPV, but partially compensated by a higher sale of receivables to commercial banks compared to other sources of funding.
•In addition, amounts received from interest income of R$1,578.9 million, income tax and social contribution paid of R$128.2 million, and interest paid of R$299.7 million generated a net inflow of R$1,151.0 million.

Net cash provided by (used in) investing activities
Net cash used in investing activities in the year ended December 31, 2022 was R$ 1,871.1 million, compared with R$2,997.2 million of net cash used in investing activities for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2022 is explained by (i) R$1,222.4 million from acquisition of short-term investments, R$723.2 million of capital expenditures and (iii) R$116.7 million from acquisition of subsidiaries and interest in associates. These effects were partially offset by (iv) R$183.5 million from disposal of equity securities related to the partial sale of our stake in Banco Inter and (v) R$7.7 million from other effects.
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

Net cash provided by (used in) financing activities
Net cash used in financing activities in the year ended December 31, 2022 was R$2,810.1 million, compared with net cash provided by financing activities of R$1,419.4 million for the year ended December 31, 2021. Net cash used in financing activities in the year ended December 31, 2022 was mainly driven by R$2,859.6 million in payment of borrowings, net of proceeds, which includes amortization of CCBs (Bank Credit Notes), the partial amortization of FIDC AR III and the full amortization of our debenture. See “Item 5. Operation and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and FIDC Quota Holder Obligations.” This was slightly offset by R$53.4 million in sale of our own shares. Other effects contributed with a R$3.9 million negative effect.
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

Indebtedness and FIDC Quota Holder Obligations
As of December 31, 2022, we had outstanding debt and FIDC quota holder obligations in the aggregate amount of R$5,551.1 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2022 and 2021:

	Average annual interest rate %	Maturity	Current portion	Non-current portion	As of December 31, 2022 Amount (R$ million)	As of December 31, 2021 Amount (R$ million)

Obligations to FIDC AR III quota holders(i)	CDI Rate* + 1.50%	Aug/23	952.7	—	952.8	2,206.0
Obligations to FIDC TAPSO quota holders(ii)	CDI Rate* + 1.80%	Feb/23	22.5	—	22.5	21.1
Obligations to FIDC quota holders			975.2	—	975.3	2,227.1
Leases(iii)	105.1% to 151.8% of CDI Rate*	Jan/23 to Jun/29	55.6	144.6	200.1	273.5
Bonds(iv)	3.95% USD	Jun/28	4.0	2,583.9	2,587.9	2,764.6
Bank borrowings(v)	CDI + 0.95%. to CDI + 1.44%	Three to eighteen months	1,787.8	—	1,787.8	2,697.6
Debentures(vi)	101.4% of CDI Rate*	Jul/22	—	—	—	399.5
Loans and financing			1,847.4	2,728.5	4,575.8	6,135.2
Total Debt			2,822.6	2,728.5	5,551.1	8,362.3

*
“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2022 was 12.38% (2021 – 4.42%).

(i)
Obligations to FIDC AR III quota holders
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$2,500.0 million, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest was made every three months. After this period, the amortization of the principal and the payment of interest was made every three months. The benchmark return rate is CDI + 1.5% per year.
Payments mainly refer to the amortization of the principal and the payment of interest of the first series of FIDC AR III.

(ii)
Obligations to FIDC TAPSO quota holders
In March 2021, we negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.
In February 2022, we negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year

(iii)
Leases
We have lease contracts for various items of offices, vehicles and software in its operations. Our obligations under its leases are secured by the lessor’s title to the leased assets. Generally, we are restricted from assigning and subleasing the leased assets.

(iv)	Bonds
In June 2021, we issued our inaugural dollar bonds, raising US$500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$2,510.4 million (R$2,477.4 million net of the offering transaction costs, which will be amortized over the course of the debt). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.”
(v)
Bank borrowings
In the years 2022 and 2021, we issued CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity, which is between three to eighteen months. The proceeds of these loans were used mainly for the prepayment of receivables. As of December 31, 2022, the outstanding was R$1,787.8 million.

(vi)
Debentures
On June 12, 2019 Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos) approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$400.0 million, received between June and July, maturing in 2022. The Debentures are secured by Stone Instituição de Pagamento’ (formerly Stone Pagamentos) accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

Bilateral loan facilities
In addition to own capital and receivable rights securitization, we fund our capital needs through bilateral loan facilities. As of December 31, 2022, we had R$1,787.8 million outstanding under such loan agreements.
As of December 31, 2022, we had approximately R$1,094.0 million of unused borrowing capacity under uncommitted revolving credit lines we have entered into with commercial banks. For further information on our financing activities, see note 6.7 to our audited consolidated financial statements.
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
In the year ended December 31, 2022, we made capital expenditures of R$723.2 million. Of these, R$417.7 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$305.5 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.
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
We estimate that our capital expenditures for 2023 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.
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

Contractual obligations
Our contractual obligations at December 31, 2022 were as follows:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)

Debt and FIDC quota holder obligations	7,477	3,228	332	1,192	2,725
Leases(2)	200	56	99	40	5
Total	7,677	3,284	431	1,232	2,730

(1)	Amounts refer to contractual undiscounted cash flows.
(2)	Consists of office leases, software leases and lease and insurance costs for motorcycles used by our Green Angels.
Our contractual obligations at December 31, 2021 were as follows:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)

Debt and FIDC quota holder obligations	9,981	4,320	1,900	836	2,925
Leases(2)	181	48	69	25	39
Total	10,162	4,368	1,969	861	2,964

(1)	Amounts refer to contractual undiscounted cash flows.
(2)	Consists of office leases, software leases and lease and insurance costs for motorcycles used by our Green Angels.
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

E.    Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in each of the notes within our audited consolidated financial statements included elsewhere in this annual report, except general accounting policies not related to subjects treated in specific notes, which are described in note 3. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:
Consolidation of structured entities
We consider the FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO and Fundo Retail Renda Fixa to be structured entities as defined by IFRS 10. Our participation in each of them is stated as follows:

Outstanding quotas held by the Group

Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III ("FIDC AR III")	100% of subordinated quotas representing approximately 21% of total (subordinated and senior and/or mezzanine) quotas

Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas

Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas

SOMA Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas

SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas

Stoneco exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Fundo Retail")	100% of all outstanding quotas of a single class
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
In accordance with IFRS 10, we concluded we control FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. For further information, see note 6.7 to our audited consolidated financial statements.
Financial Assets
Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them.

We use a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.
The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).
The provision is initially based on our historical observed default rates. We calibrate to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.
The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 6.4.1 and 6.5.1 respectively.
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
Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them. After the Linx acquisition, we carry Linx Pay’s accounts receivable from card issuers at amortized cost.
For further information, including sensitivity analysis see note 6.12 to our consolidated financial statements.
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
The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants. We estimate the expected life of two different classes of merchants, that are revised annually and is related to the average time that are expected that the merchants will process transactions with us, through the experience observed in the customers' life cycle.

Property and equipment and intangible assets useful lives
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. We also derecognize under Disposal of property and equipment Pin Pads & POS held by customers that are not being used in the last 180 or 360 days, depending on the category of customer.
The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 10
Facilities	3 – 14
Property	34
Furniture and fixtures	3 – 10
Machinery and equipment	5 – 14
Vehicles and airplanes	2 – 10

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
As of December 31, 2022, 2021 and 2020, we do not hold indefinite life intangibles assets, except for goodwill and some of trademark and patents.
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
We performed our annual impairment test as of December 31, 2022, 2021 and 2020, which did not result in the need to recognize impairment losses on the carrying value of goodwill. For further information, including sensitivity analysis see note 10.4 to our consolidated financial statements.

The useful lives for the intangible assets are presented below:

Estimated useful lives (years)

Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.9
Non-compete agreement	5
Licenses	1 – 5

Incremental borrowing rate estimate on leases
We cannot readily determine the interest rate implicit in the lease, therefore, we use its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to obtain a borrowing over a similar term, and with a similar security, for acquire an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). We estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
Business combination
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.
Share-based payments
We have equity-settled share-based payment plans, under which management grants shares to employees and non-employees in exchange for services Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date. We use certain methodologies to estimate fair value, which include the following:
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
Provision for contingencies
We evaluate provisions for the judicial and administrative proceedings based on (i) the nature, complexity, and history of the lawsuits, and (ii) the opinion of legal counsel internal and external, to determine when the risk of loss is considered probable and the amounts can be reliably measured, based on the best available information. Provisions are recorded when the risk of loss is assessed as probable and they are fully or partially reversed when the obligations cease to exist or are reduced.
Given the uncertainties arising from the lawsuits, it is not practicable to determine the timing of any cash outflow.
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

Application of New Accounting Standards and New Accounting Policies
For further information on the impact of new IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 2.7 to our audited consolidated financial statements included elsewhere in this annual report.
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
Our board of directors is composed of 8 members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.
As previously disclosed on June 1, 2022, as a result of the exit of Eduardo Pontes from HR Holdings LLC (“HR Holdings”) and consequently the conversion of the Class B common shares into Class A common shares he beneficially held in the entity, the two founding shareholders of the Company, Andre Street and Eduardo Pontes, now collectively hold less than 50% of the company’s outstanding voting power. As a result, our Articles of Association require us to divide our board of directors into three classes designated as Class I, Class II and Class III. Each Director will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, provided that the Directors initially designated as Class I Directors shall serve for a term ending on the first annual general meeting following the classification date, Class II Directors shall serve for a term ending on the second annual general meeting following the classification date and Class III Directors shall serve for a term ending on the third annual general meeting following the classification date. However, we plan to seek an amendment to our Articles of Association at the next annual general meeting to remove the requirement to implement a classified board.
On August 31, 2022, and effective as of such date, Silvio Morais tendered his resignation as a member of our board of directors and as chairman of our Audit Committee. Also on the same date, our board appointed (i) Mauricio Luis Luchetti as a new member of our Audit Committee; and (ii) Diego Fresco Gutiérrez as the chairman of our Audit Committee.
In addition, on August 31, 2022, our board ratified the appointment of the following members of the (a) Finance and Risk Committee: (i) Patricia Regina Verderesi Schindler as the Chairman; (ii) Diego Fresco Gutiérrez; and (iii) Roberto Moses Thompson Motta; and (b) People and Compensation Committee: (i) Mauricio Luis Luchetti as the Chairman; (ii) André Street de Aguiar; and (iii) Conrado Engel.
Following our annual general meeting on September 27, 2022, we announced the ratification of the approval of certain changes to the composition of our board of directors to support the next stage of our growth. To maintain its strong focus on governance and benefit from fresh perspectives on the business and marketplace, on the referred date, our shareholders approved the election of the interim directors as our directors (Conrado Engel; Mauricio Luis Luchetti; Patricia Regina Verderesi Schindler; and Pedro Zinner), remaining directors until the next annual general meeting of the Company: André Street de Aguiar; Roberto Moses Thompson Motta; Luciana Ibiapina Lira Aguiar; Pedro Henrique Cavallieri Franceschi; and Diego Fresco Gutiérrez.
On January 2, 2023, and effective as of such date, Pedro Zinner tendered his resignation, as a member of our board of directors. Also on the same date, Pedro Zinner was appointed by the board of directors as our Chief Executive Officer, subject to and with effect from the resignation of Thiago dos Santos Piau as our Chief Executive Officer.

On February 14, 2023, our board received a notice from Roberto Moses Thompson Motta of his intent to retire as a member of our board and member of Finance and Risk Committee, effective as of such date. At the same time, Thiago dos Santos Piau joined our board as an interim director and as a member of the Company’s Finance and Risk Committee. Thiago dos Santos Piau agreed not to resign immediately and remain as our Chief Executive Officer until March 31, 2023, in addition to his role as a member of our board of directors and a member of our Finance and Risk Committee.
On April 6, 2023 and effective as of such date, Pedro Henrique Cavallieri Franceschi tendered his resignation as member of our board of directors. On April 7, 2023, our board appointed Luiz André Barroso as an interim member until our next annual shareholder meeting.
The following table presents the names of the current members of our board of directors:

Name	Age	Position

André Street de Aguiar(1)	38	Director and Chairman
Conrado Engel(1)	65	Director and Vice Chairman
Diego Fresco Gutiérrez(2)(3)	53	Director
Luciana Ibiapina Lira Aguiar(2)	49	Director
Luiz André Barroso	59	Director
Mauricio Luis Luchetti(1)(2)	64	Director
Patricia Regina Verderesi Schindler(3)	52	Director
Thiago dos Santos Piau(3)	33	Director

(1)	Member of our People and Compensation Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Finance and Risks Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
André Street de Aguiar is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Conrado Engel is a member of our board of directors, a position he has held since 2022. Mr Engel is a senior advisor of General Atlantic for its Latam portfolio. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-Unibanco. In 1998, he became chief executive officer of Losango Consumer Finance Co. From October 2003 until the end of 2006, Mr. Engel became head of the retail business of HSBC BANK BRASIL S.A. in Brazil and member of its executive committee. From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC ASIA PACIFIC HOLDINGS (UK) LIMITED in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC BANK BRASIL S.A., where he remained until March 2012. From May 2012 and until January 2018, he served as head of the retail business and the wealth management & specialized businesses, including auto joint ventures from Santander. From January 2108 and until December 2019, Mr. Engel was a member of Santander Board of Directors and a member of Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and Chairman of the advisory board of Santander Brasil Gestão de Recursos. Mr. Engel holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA.
Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Ms. Aguiar is also the founder partner of Alma Law (law firm). Prior to that Ms. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for two and half years. Ms. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly held companies. Ms. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master in tax law degree from Fundação Getulio Vargas.
Luiz André Barroso is a member of our board of directors. Mr. Barroso is a Google Fellow, having more than 30 years of experience working in the technology and innovation segment. Luiz has worked in Google for more than 20 years and has founded and led the office of Cross-Google Engineering (XGE), being responsible for technology coordination across all of Google’s products. Over his more than two decades at Google, Luiz has worked as VP of Engineering in the Core and Maps team, while also working with microarchitecture research, datacenter design, energy efficient computing, Google Search, Google Scholar, and Google Earth. Mr. Barroso is the author of "The Datacenter as a Computer" the reference book on the computing infrastructure used by large technology companies, and his pioneering work in this area was recognized in 2020 with the ACM Eckert-Mauchly Award. He is also a member of National Academy of Engineering, a Fellow of American Academy of Arts & Science, American Association for the Advancement of Science and of Association for Computing Machinery. Mr. Barroso holds a PhD and a Master’s Degree in Computer Engineering from University of Southern California and holds a Bachelor’s degree in Electrical and Electronical Engineering from PUC-RJ.
Diego Fresco Gutierrez is currently a member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he also is a board member, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.
Thiago dos Santos Piau is a member of our board of directors, a position he has held since 2023. Between 2017 and 2023, Mr. Piau was our Chief Executive Officer. Prior to 2017, he was our Chief Operations Officer and prior to 2016, he was our Chief Financial Officer. He is a partner at ACP Investment Ltd. – Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions and oversees the management of portfolio companies. In 2011, he founded Paggtaxi, a company that facilitated the payment of taxi rides through a mobile app and credit card machines, where he served as a partner until 2013. Mr. Piau conducted studies in mechanical engineering at Universidade Federal do Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.

Mauricio Luis Luchetti is a member of our board of directors, a position he has held since 2022. Mauricio is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Boards of Directors of others publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A. where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A. where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and is a post-graduate in Finance and Human Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Patricia Regina Verderesi Schindler is a member of our board of directors, a position she has held since 2022. Patricia has 30 years of experience in the financial markets, primarily in senior risk management, control and governance positions. She was a Managing Director at J.P. Morgan S.A. over the last 10 years with regional functions and Chief Risk Officer “CRO” for Brazil. She has also worked at Citigroup Inc. and Banco Safra S.A. in business, derivatives, credit and structured finance positions. Currently, she is an independent member of Credit Suisse Brazil’s S.A. board and chairman of Raizen’s S.A. Audit Committee. Mrs. Verderesi has a bachelor degree in business administration from Pontifícia Universidade Católica de São Paulo, with a finance MBA from Wharton Business School.
Alternate Directors
Our Articles of Association provide, as allowed by the Cayman Companies Act, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his/her place, to remove the alternate and appoint another in his/her place. Unless the appointing director limits the time or scope of the appointment of the alternate director, the appointment is effective for all purposes until the appointing director ceases to be a director or removes the alternate director.

Executive Officers
Our executive officers are responsible for the management and representation of our Company. We have a strong centralized management team led by Pedro Zinner, our CEO, with broad experience in information technology, strategy, operations, finance, sales, communications and training. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term. Certain of our new executive officers were also appointed as officers of some of our subsidiaries.
The following table lists our current executive officers:

Name	Age	Position

Augusto Barbosa Estellita Lins	60	President
Caio Fiuza	45	Chief Operation Officer (Financial Platform Division)
Diego Salgado	39	Treasurer Officer
Gilsinei Valcir Hansen	49	Chief Operation Officer (Software Division)
João Bernartt	43	Chief Information Officer
Lia Machado de Matos	46	Chief Strategy Officer
Marcus Fontoura	50	Chief Technology Officer
Mateus Scherer Schwening	27	Vice President of Finance
Pedro Zinner	49	Chief Executive Officer
Rafael Martins Pereira	37	Investor Relations Executive Officer
Sandro Bassili	53	Chief People and Management Officer
Silvio José Morais	60	Interim Chief Financial Officer
Tatiana Malamud	53	Chief Legal and Compliance Officer
Vinícius do Nascimento Carrasco	46	Chief Economist and Regulatory Affairs Executive Officer
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Av. Doutora Ruth Cardoso, No. 7221, 20th floor, São Paulo—SP, 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil.
Pedro Zinner was appointed our Chief Executive Officer on March 31, 2023. Prior to that, from 2017 to 2022, Mr. Zinner was the Chief Executive Officer of Eneva S.A. (“Eneva”), one of the leading power-generation companies in Brazil and from March 2022 to December 2022, Pedro was a Board Member of StoneCo. Pedro holds more than 25 years of experience in strategy, risk management and finance and has lead Eneva through its transformation journey over the past 5 years to position the company as a leading integrated energy corporation in Brazil. Zinner joined Eneva in 2016 as chief financial officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro.

Augusto Barbosa Estellita Lins is our President, a position he has held since 2018. He is responsible for the relationship with associations, certain key accounts and the support to distribution channels. In 2020, Augusto has also become responsible for overseeing and coordinating our social responsibility and sustainability team. Prior to joining StoneCo., he served as Commercial Director at Redecard from 2011 to 2013, where he was responsible for managing the relationship with merchants and oversaw the sales team. Between 2001 and 2011, he served as Director in different capacities at Itaú Unibanco, Hipercard Banco Múltiplo and Cartāo Unibanco, where he was responsible for marketing credit cards and consumer financial products, including personal loans, insurance products and installment plans. Between 1993 and 2001, he served as Corporate Finance Director at ING Bank, where he participated in numerous mergers and acquisitions, structured debt financings and other capital market transactions involving Brazilian and Latin American companies. Prior to joining ING Bank, he worked in the corporate finance department at N M Rothschild & Sons in England, Portugal, Spain and the United States, where he participated in several structured transactions. Mr. Lins received a degree in electric engineering from the Universidade Federal do Rio de Janeiro in 1985, an MBA degree in Finance from Boston University School of Management in 1990 and completed an advanced management program in Business Administration from Fundação Dom Cabral/INSEAD in 2004. He also participated in the Owner President Manager Program at Harvard Business School in 2017.
Silvio José Morais is our Interim Chief Financial Officer, a position he has held since September 2022. Prior to joining StoneCo, he served as Controller at Ambev SA from 1998 to 2019 where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also other job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and since March 2019 is its board member. Mr. Morais is a board member (Since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at FALCONI Participações S.A. that controls FALCONI Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a post degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.
Rafael Martins Pereira is our Investor Relations Executive Officer, a position he has held since 2018. Prior to joining StoneCo., from 2012 to 2017 he served as an analyst and financial advisor for 3G Capital Group, providing support to the Board of companies such as Lojas Americanas S.A., B2W Companhia Digital S.A., Anheuser Busch InBev SA/NV, São Carlos Empreendimentos e Participacões S.A. and Restaurant Brands International Inc., in connection with new investments, mergers and acquisitions, strategic planning, compensation, budget planning, among others. Prior to that, he served as an investment banking analyst at Goldman Sachs from 2010 to 2012. Mr. Martins was also the founder of Exotic Cafés, where he served as a director until 2010. Between 2005 and 2006 he was an associate at the Barbosa de Souza Advogados law firm and he previously worked at the General Consulate of Canada in São Paulo. Mr. Martins received a law degree from Universidade de São Paulo in 2008 and a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2010.
Marcus Fontoura is our Chief Technology Officer, a position he has held since June, 2022. Prior to joining StoneCo., Dr. Fontoura was a Technical Fellow and Corporate Vice President at Microsoft, where he worked as the chief architect for Azure compute and lead the Azure efficiency team. In his previous roles at Microsoft, he worked on the production infrastructure for Bing. Prior to Microsoft, he was a Staff Research Scientist at Google (2011-2013) where he worked in the Search Infrastructure team. Before joining Google, Dr. Fontoura was a Principal Research Scientist at Yahoo! Research (2005-2010) working on several projects in the area of computational advertising. Dr. Fontoura worked as a Research Staff Member at the IBM Almaden Research Center (2000-2005) where he was awarded with an IBM Outstanding Technical Achievement Award, with the notation for development of a new generation of IBM search technology and its deployment on w3.ibm.com. Dr. Fontoura finished his Ph.D. studies in 1999, at the Pontifical Catholic University of Rio de Janeiro, Brazil (PUCRio), in a joint program with the Computer Systems Group, University of Waterloo, Canada. After finishing his Ph.D. Dr. Fontoura was a post-doctoral researcher in the Computer Science Department at Princeton University for one year (1999-2000).

Vinícius do Nascimento Carrasco is our Chief Economist & Regulatory Affairs Executive Officer, a position he has held since 2018. Prior to joining StoneCo., he was the Planning and Research Executive Officer at the BNDES, having conducted, along with the Brazilian Central Bank and the Ministry of Finance, the credit reform that led to the creation of the Long Term Interest Rate (TLP). He also regularly acted as a consultant on matters of economics and econometrics, and has provided consulting services for the CVM in connection with the qualitative and econometric evaluation of the auditor rotation policy, for a credit guarantee fund in connection with the role of institutional investors as bank overseers in the reduction of systemic risk, among others. He has published several papers in his field of expertise and has also acted as a contributor for the American Economic Review, Econometrica, Review of Economic Studies, Journal of Economic Theory, Journal of Economic Behavior and Organizations, and Review of Brazilian Econometrics. Mr. Carrasco received a bachelor’s degree in economics from the Universidade Federal do Rio Grande do Sul in 1997, a master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro in 2000 and a PhD in economics from Stanford University in 2005. He has been a fellow at the economics department of Stanford University, the economics department at Pontifícia Universidade Católica do Rio de Janeiro, the John M. Olin Program in Law and Economics at Stanford Law School and the Stanford Institute for Economic Policy Research. He was an elected affiliated member of the Brazilian Academy of Sciences between 2012 and 2017 and is an Economics Professor at PUC-Rio.
Lia Machado de Matos is our Chief Strategy Officer, a position she has held since 2016. She is responsible for designing our strategy and leading the implementation of key strategic initiatives. Since 2021, she serves as a Board Member to Ambev S.A. Prior to joining StoneCo., she served as a Family Office Director for Varbra S.A. between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.
Sandro Bassili is our Chief People and Management Officer and executive of companies of the Group since October 2021. Mr. Bassili is the former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário. He spent 27 years with Anheuser-Busch Inbev in different positions. After 19 years of experience in Sales and Marketing, Mr. Bassili had the opportunity to work as VP of People of Latin America North at ABInbev from 2011 to 2014, based in São Paulo. From 2015 to 2018, based in New York, he led the People organization for North America at ABInbev. In June 2020, Mr. Bassili joined Grupo Boticario, one of the biggest beauty companies in Brazil, leading the People, Corporate Affairs, Legal and Transformation Office departments until October 2021. Mr. Bassili holds a Business Administration and Economics degree from PUC-GO.
João Bernartt is our Chief Information Officer and executive of companies of the Group since March 2022. Mr. Bernartt is partner and investor of Yalo Inc. the first Meta's BSP in the world, a pioneer company in conversational commerce for B2B industry. Also, Mr. Bernartt was the Country Launcher of the Yalo's operation in Brazil during 2021. Mr. Bernartt is an investor and advisor to several technology-based startups, mainly focused on e-commerce, social-commerce, cross-border retail, security, logistics, AI, and others. He is a former Board Member and Advisor of several retail and technology companies in Brazil and is the founder and former CEO of Chaordic, a company focused on information retrieval solutions for e-commerce industry - as recommender systems and search engines - that was acquired by Linx in 2015. From 2016 to 2018, Mr. Bernartt was the Head of Omnichannel solutions at Linx. Mr. Bernartt holds a bachelor's degree in Engineering of Control and Automation and a master’s degree in Artificial Intelligence, Data Mining and Machine Learning from Federal University of Santa Catarina.
Tatiana Malamud is our Chief Legal and Compliance Officer since August, 2022. Ms. Malamud has 30 years of experience as in house counsel and head of legal departments of financial institutions, as well as a practicing lawyer in the banking and capital market areas. She worked at Banco Bozano Simonsen, Banco Santander, Banco Safra and Banco Original, and she was a partner at Barbosa Müssnich Aragão Advogados, and founding partner at Malamud Altit Advogados, where she worked for the past four years. Ms. Malamud has a bachelor’s degree in law from University of State of Rio de Janeiro – UERJ, and an LLM from Columbia Law School.
Mateus Scherer Schwening is our Vice President of Finance, a position he has held since April 2022. Mr. Schwening has been a partner at StoneCo. Ltd. since 2015. At StoneCo., he has been responsible for Treasury, Capital Allocation and Strategic Projects in connection with new investments, mergers and acquisitions, capital raises, compensation, among others. Prior to joining the company, he served as an equity analyst for Nucleo Capital, from 2013 to 2015. Mr. Scherer completed a Bachelor of Science (BS) in Economics at Insper.

Diego Salgado our Head of Treasury and executive of companies of the Group since May 2021. Mr. Salgado is a former Executive Director in the Latam Debt Capital Markets team at JP Morgan, where he worked for 9 years, having worked before in correlated areas at Santander and Monsanto. During his career he has specialized in fixed income and capital structure matters, being responsible for the origination, structuring and selling of multiple transactions varying from plain vanilla investment grade and high yield debt offerings, syndicated loans, securitizations, acquisition financing, hybrid instruments, debt re-structuring and ratings processes for various companies in different sectors both in Brazil and globally. Diego holds both a bachelor and master’s degree in Economics from Ibmec and Insper, respectively.
Gilsinei Hansen is the COO of the Software Division since January 2022 and an executive of companies of the Group since June 2021, when the acquisition of Linx by Stone was approved by CADE (the Brazilian Antitrust Authority in Brazil). Gilsinei formerly was the Head of Linx Core operations from 2016 to 2021. Including Linx, Gilsinei has over 30 years of experience in Brazilian software companies. From 2009 to 2016 he served as Executive Vice President of Product Marketing and R&D for Totvs. Prior to that, Gilsinei served as Business Development Director of Datasul from 2006 to 2008. Between 1999 and 2006, he founded and lead a Datasul´s Franchisee. Gilsinei has a bachelor’s degree in Business Administration from University of Joinville Region with MBA in Marketing and Communication from the same institution and a master´s degree in Production Engineering from Federal University of Santa Catarina.
Caio Fiuza is the current Chief Operation Officer of the Financial Services division since January 2022 and an executive of companies of the Group since July 2017. As COO at Stone, Caio is responsible for the areas of marketing, sales, logistics, and customer relationship. Prior to that, Caio was also the CEO of TON, joint venture between Grupo Globo and Stone focused on offering payment solutions for self-employed entrepreneurs, from 2019 to 2021. Also, Caio has over 20 years of experience in the consulting and management fields. He is the Founder and Partner of Visagio Consulting and the Institute of Engineering Management, where he led more than 80 consulting projects in various industries such as Oil & Gas, mining, telecommunications, pharmaceutical, chemical, steel, automotive, retail, fashion, and agribusiness. In addition to his consulting work, Caio served as a manager in the telecommunications, cosmetics, and fashion industries. He founded Sintesi Strategy and Management in 2015 and the IEG - Instituto de Engenharia de Gestão in 2008, where he currently serves as Founder and Partner. He is a partner at Bluefit, where he served as a board member between November 2016 and December 2022. Caio Fiuza holds a Bachelor degree in Production Engineer and Master’s in Production Engineering from UFRJ.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2022, the aggregate compensation expense for the members of the Board of Directors and StoneCo’s executive officers for services in all capacities was R$109.2 million, which includes both benefits paid in kind and variable compensation.
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

Long-Term Incentive Plans (LTIP)
Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the StoneCo Ltd. Long-Term Incentive Plan (the “LTIP”) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares. The LTIP is administered by the compensation committee of our board of directors or another committee as may be designated by the board of directors.
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
On September 1, 2018, we adopted the LTIP to enable us to grant equity-based awards to our employees and other service providers with respect to our Class A common shares. At the time of adoption, we reserved a maximum share capacity under the Plan of 7,442,316 Class A common shares (which represents a pool that was approved by our pre-IPO shareholders for equity incentives to our key employees). We also converted all outstanding Phantom Shares into RSU awards and granted RSUs and stock options to certain key employees under the LTIP to incentivize and reward such individuals in connection with the successful completion of our initial public offering. These awards were scheduled to vest over a four-, five-, seven- and ten-year period, subject to and conditioned upon continued service through the applicable vesting date and the achievement of certain performance conditions, which were already achieved.
In order to better align incentives between our employees and our shareholders and to retain our talent, the Board approved additional share pools, under the LTIP since the initial adoption of the LTIP. In February 2021, the Board approved an additional share pool under the LTIP of 2,426,906 shares, from which we granted RSUs to certain key employees to incentivize and reward such individuals. These awards were scheduled to vest over a one- to ten-year period.
In May 2021, the Board approved an additional share pool under the LTIP of 4,070,000. We granted Performance Share Unit (“PSUs”) to certain key employees under the LTIP to incentivize and reward such individuals, which vest based on the achievement of a specified Total Shareholder Return (“TSR”). These awards were scheduled to vest over a five-year period.
On May 31, 2022, the Board approved an amendment and restatement of the LTIP for the purpose of adopting a new equity-based incentive plan pool, comprised of 19.2 million shares to be granted in the form of RSUs and PSUs under the LTIP. A portion of the pool, 5.8 million shares, was approved for the grant of non-recurring long-term incentive plan awards, vesting of which is linked to the achievement of our annual goals and the performance of our stock price, of which 30% is to be vested in 3 years and 70% in 5 years if our goals are met. Each vesting period has a stock price trigger at multiples of our stock price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, was approved for the grant of regular annual equity incentive compensation.
As of December 31, 2022, there were RSUs and PSUs (including the Phantom Shares (as defined above)) outstanding with respect to 18,827,588 Class A common shares and stock options outstanding with respect to 45,159 Class A common shares (with a weighted average exercise price of US$24.69). The remaining portion of the pool, 11,507,654 million shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above.
Assuming achievement of these vesting conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable vesting conditions are not achieved, the awards will be forfeited for no consideration.
Until the fourth quarter of 2022, share-based compensation expenses related to our non-recurring long-term incentive plan were adjusted in our Adjusted Statement of Profit or Loss, similar to our IPO incentive plan, while share-based compensation expenses related to our regular annual equity compensation were not given its recurring nature. Since January 1, 2023, we will no longer adjust any share-based compensation expenses in our Adjusted Statement of Profit or Loss.

C.    Board practices
Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices	Cayman Islands
Foreign Private Issuer	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	1	0	0
LGBTQ+	0	0	0	0
Did not Disclose Demographic Background	2	5	0	0
Committees of the Board of Directors
Our board of directors has three standing committees: the audit committee, the people and compensation committee and the finance and risk committee. As per the below, the related parties committee was terminated during 2022.
Audit Committee
The audit committee, which consists of Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Maurício Luis Luchetti, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Diego Fresco Gutierrez is the chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Maurício Luis Luchetti are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Maurício Luis Luchetti satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.
People and Compensation Committee
The people and compensation committee, which consists of André Street de Aguiar, Maurício Luis Luchetti and Conrado Engel, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation and identification of corporate goals and objectives to evaluate our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors, considering the relevant goals and objectives, and recommends to the board of directors for determination of the compensation of each of our directors and executive officers. The committee will also periodically review and approve any long-term incentive compensation or equity plans, programs, policies, plans or similar arrangements, annual bonuses, employee pension and benefits plans, as well as review our management succession planning periodically with the Chief Executive Officer and periodically review and assess risks arising from our employee compensation policies and practices. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605-5(d) which requires that a compensation committee consist entirely of independent directors. The people and compensation committee is governed by a charter that is posted on our website.

Finance and Risk Committee
The finance and risk committee, which consist of Patricia Regina Verderesi Schindler, Diego Fresco Gutierrez and Thiago dos Santos Piau, assists the board of directors with its oversight of our company’s assessment and management of market risks, liquidity risks, capital allocation decisions and other strategies and goals relating to our financial position. The members are authorized and empowered, in the name and on behalf of us, to take or cause to be taken any and all such further actions and to prepare, execute and deliver or cause to be prepared, executed and delivered, and where necessary or appropriate, file or cause to be filed with the appropriate governmental authorities, all such other instruments and documents, including but not limited to all certificates, contracts, bonds, agreements, documents, instruments, receipts or other papers.
Related Parties Committee
On November 11, 2022, the related parties committee was terminated and the audit committee approved the new version of the audit committee charter in which were included the following responsibilities regarding Related Parties Transactions: (i) review and approve any related person transactions (other than Directors and management compensation) which (a) require disclosure pursuant to SEC Rules, or (b) require approval under the terms of the Company’s Related Person Transaction Policy; and (ii) assure compliance with, and approve any changes to the Company’s Related Person Transaction Policy.
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
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Cayman Islands law does not impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

D.    Employees
As of December 31, 2022, 2021 and 2020 we had 16,685, 17,685 and 8,979 full-time employees, respectively. As of December 31, 2022, 4,819 of these employees were based in our offices in São Paulo, 3,410 of these employees were based in our offices in Rio de Janeiro, and 8,456 were based in other cities elsewhere in Brazil and in other countries, mainly in Latin America, due to our Napse operation. We also engage consultants as needed to support our operations.
The table below breaks down our full-time personnel by function as of December 31, 2022:

	Number of Employees	% of Total	Number of Employees
Function	2022		2021	2020

Administrative	2,199	13.2%	2,189	1,019
Operations	4,839	29.0%	5,115	2,356
Technology and Product Development	4,608	27.6%	4,194	1,479
Sales and Marketing	5,039	30.2%	6,187	4,125
Total	16,685	100%	17,685	8,979
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

E.    Share ownership
The following table presents the beneficial ownership of our shares owned by our directors and officers as of March 31, 2023. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

André Street(2)	4,245,285	1.44%	16,925,909	90.27%	36.02%
Augusto Barbosa Estellita Lins	*	*	—	—	*
Caio Fiuza	*	*	—	—	*
Conrado Engel	—	—	—	—	—
Diego Fresco Gutierrez	—	—	—	—	—
Diego Salgado	—	—	—	—	—
Gilsinei Valcir Hansen	*	*	—	—	*
João Bernartt	—	—	—	—	—
Lia Machado de Matos	*	*	—	—	*
Luciana Ibiapina Lira Aguiar	—	—	—	—	—
Marcus Fontoura	—	—	—	—	—
Mateus Scherer Schwening	*	*	—	—	*
Mauricio Luis Luchetti	*	*	—	—	*
Patricia Regina Verderesi Schindler	—	—	—	—	—
Pedro Henrique Cavallieri Franceschi (3)	—	—	—	—	—
Pedro Zinner	*	*	—	—	*
Rafael Martins Pereira	*	*	—	—	*
Sandro Bassili	*	*	—	—	*
Silvio José Morais	*	*	—	—	*
Tatiana Malamud	—	—	—	—	—
Thiago dos Santos Piau	*	*	—	—	*
Vinícius do Nascimento Carrasco	*	*	—	—	*
All directors and senior management as a group (22 persons)	6,563,765	2.23%	16,925,909	90.27%	36.50%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Shares beneficially owned consists of (i) 1,286,022 Class B and 3,737,449 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 683,926 Class B and 507,836 Class A common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A and (iii) 14,955,142 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A. Mr Street may be deemed to have voting and dispositive power over the shares of HR Holdings, LLC and Cakubran Holdings Ltd.

(3)	Pedro Franceschi presented his resignation from our Board in April 2023. Luiz André Barroso was appointed as a member of our Board of Directors in April 2023.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2023. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of our control.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 294,184,717 outstanding Class A common shares and 18,748,770 outstanding Class B common shares as of March 31, 2023.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
HR Holdings LLC(2)	—	—%	14,955,142	79.77%	31.05%
Madrone Partners L.P.(3)	25,339,276	8.61%	—	—	5.26%
BlackRock, Inc.(4)	22,305,392	7.58%	—	—	4.63%
The Pontes Family Trust (5)	76,449	0.03%	1,823,680	9.73%	3.80%
VCK Investment Fund Limited (SAC A) (6)	3,737,449	1.27%	1,286,022	6.86%	3.45%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Mr. Street may be deemed to have voting and dispositive power over the shares of HR Holdings LLC and Cakubran Holdings Ltd that are distributed as follows (i) 683,926 Class B and 507,836 Class A Common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK Investment Fund Limited (SAC A), and (ii) 14,955,142 Class B Common shares held of record by HR Holdings LLC, a company also controlled by VCK A. Please refer to footnote 6 for additional information around VCK A. The business address of HR Holdings LLC is 108 West 13th Street, Wilmington, Delaware 19801 - New Castle. The business address of Cakubran Holdings Ltd is Intertrust Corporate Services (Cayman) Limited, 190, Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(3)
The information in the above table concerning Madrone Partners L.P. was obtained from a Schedule 13F filed with the Securities and Exchange Commission by Madrone Partners L.P. on December 31, 2022 reporting beneficial ownership at December 31, 2022. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)
The information in the above table concerning BlackRock, Inc. was obtained from a Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.. on February 3, 2023 reporting beneficial ownership at December 31, 2022. BlackRock, Inc. beneficially owns 22,305,392 of our common shares; has sole voting power with respect to 21,040,643 shares, and sole dispositive power with respect to 22,305,392 shares. The address of BlackRock, Inc.'s principal business office is 55 East 52nd Street, New York, NY 10055.

(5)	VITI Jersey Limited Partnership (“VITI”) is the record holder of 8,452,383 Class A Common shares. VITI is a limited partnership, the sole limited partner of which is Vistra Trust Company (Jersey) Limited acting in its capacity as trustee of the Old Bridges Trust. The general partner of VITI is also wholly owned by the trustee of the Old Bridges Trust. The Old Bridges Trust was settled by Mr. Pontes, who retains a right of revocation over the Old Bridges Trust and is therefore the ultimate beneficial owner of the assets of the Old Bridges Trust. Vistra Trust Company (Jersey) Limited also acts in capacity as trustee of The Pontes Family Trust, which is the beneficial owner of 1,823,680 Class B common shares and 76,449 Class A common shares. The Pontes Family Trust was settled by Mr. Pontes, who retains a right of revocation over The Pontes Family Trust and is therefore the ultimate beneficial owner of the assets of the Pontes Family Trust, however share voting and investment power lies with the trustees of The Pontes Family Trust. Mr. Pontes also holds interests in 230,822 Class A Common shares through TCB Investments Limited Partnership (“TCB”), a Bahamian limited partnership. The business address of VITI is 4th Floor, St Paul's Gate, 22/24 New Street, St Helier, Jersey JE14TR. The business address of TCB is 2nd Floor, Goodman's Bay Corporate CentreWest Bay Street,P.O. Box SP-61567Nassau, Bahamas. The address of Old Bridges Trust and The Pontes Family Trust is 4th Floor, St Paul's Gate, 22/24 New Street, St Helier, Jersey JE14TR.
(6)	Mr Street is the primary investor of VCK Investment Fund Limited (SAC) A ("VCK A"), a segregated account of VCK Investment Fund Limited (SAC) ("VCK") which is the owner of 1,286,022 Class B and 3,737,449 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”). The business address of VCK A is 2nd floor Bahamas Financial Centre, Shirley & Charlotte Streets, Nassau, Bahamas.

Shareholders Agreement
The Shareholders Agreement grants certain board nomination rights to our founder shareholders, which are also included in our Articles of Association, and certain consent rights such that for so long as founder shareholders own at least 15% of the voting power of our common shares then outstanding, we agree not to take, or permit our subsidiaries to take, certain actions, such as incurring indebtedness in excess of our net equity, entering into a transaction that would result in a Change of Control (as defined therein), entering into a merger, consolidation, reorganization or other business combination, taking any steps to liquidate or declare bankruptcy or insolvency, issue any capital shares other than pursuant to the Long Term Incentive Plan (LTIP), acquire or dispose of assets in excess of 20% of our fair market value, or approve any annual compensation of officers and directors, without the approval of our founder shareholders. Additionally, for as long as our founder shareholders and their affiliates hold at least 5% of the total voting power of our outstanding share capital, our founder shareholders and their designated representatives will have certain information and access rights to our management. See “Item 6. Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors.”
On April 28, 2023, in connection with our corporate restructuring, our founder shareholders executed an irrevocable waiver to formally waive certain rights provided under our Articles of Association and the Shareholders Agreement, including their rights to nominate/appoint/remove designees/directors to or from our board of directors and their consent rights in relation to a merger, consolidation, reorganization or other business combination other than with third parties and any amendments to our Articles of Association, which they had already agreed and committed not to exercise since November 29, 2022.
B.    Related party transactions
We have outstanding loans with certain management personnel, in the amount of R$6.1 million as of December 31, 2022. No loans have been granted to any of our directors or executive officers. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread. We also have outstanding convertible loans with some investees in the amount of R$3.9 million as of December 31, 2022.
As of December 31, 2022, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
Services Agreement and Reimbursements
On January 2, 2014, DLP Capital LLC, our wholly owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street de Aguiar, the Chairman of our board of directors, and Mr. Eduardo Cunha Monnerat Solon de Pontes, one of our directors, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with VCK Investment Fund Ltd, or VCK, and Zurich Consultoria e Participações Ltda., or Zurich, entities also controlled by Mr. André Street de Aguiar. Zurich is controlled by Mr. Eduardo Cunha Monnerat Solon de Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel” for R$0.0 million, R$1.5 million and R$16.7 million to Genova, Zurich and VCK pursuant to the services agreement and reimbursement expenses for the years ended on December 31 , 2021 and 2020, respectively. In 2022, we did not have an expense agreement with such companies. For further information, see note 12 to our consolidated financial statements.
Acquisition of interests in Business Combination
On February 17, 2022 we acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, which provides customer relationship software and other solutions to help companies better engage and serve their clients. We also hold an option to acquire an additional interest in 2027, counted from the date of the initial acquisition until June 30,2027, which will allow us to acquire an additional 50% interest in Reclame Aqui.

On June 8, 2022, we acquired 100% of equity interest in ThirdLevel Soluções de Internet S.A. (“Plugg.to”). In November 2022, Plugg.to was merged into Linx Sistemas. Plugg.to was a private company headquartered in the State of São Paulo, Brazil that developed technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces, with which we hope to obtain synergies in our services to customers.
On August 31, 2022, our controlled company Questor acquired 75% of equity interest in Hubcount Tecnologia S.A. (“Hubcount”), a private company headquartered in the State of São Paulo, Brazil. Hubcount develops technology that offers accounting solutions to accounting offices and large corporations, with which we hope to obtain synergies in our services to customers.
For further information about business combinations, see note 21 to our audited consolidated financial statements.
Cost-Sharing and Checking Account Agreements
Our subsidiary Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) entered an agreement with our other subsidiaries, under which Stone Instituição de Pagamento apportions to other subsidiaries the expenses of certain services and personnel hired by Stone Instituição de Pagamento or other subsidiaries for our benefit and expenses related to our head office. Under this agreement, Stone Instituição de Pagamento or other subsidiaries apportions to other subsidiaries expenses relating to leased facilities, back-office, legal and HR services and certain ordinary course corporate services, including, but not limited to, compliance, finance, internal audit and technology.
The agreement apportions the costs and expenses for these services between Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and other subsidiaries. The amounts that the subsidiaries pay each other are based on different criteria depending on the type of service, such as the hours worked when relating to legal, the number of employees allocated to each subsidiary relating to HR services or the number of employees allocated to the head office when relating to facilities expenses.
Our subsidiary Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) is also party to an agreement with our other subsidiaries, pursuant to which a checking account balance is established between entities under common control. The agreement relates to expenses in the ordinary course of business resulting from the cost-sharing agreement.
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

Related Person Transaction Policy
Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee. In determining whether to approve or ratify a transaction with a related person, our audit committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
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
As of December 31, 2022, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$210.4 million and have made judicial deposits in an aggregate amount of R$17.7 million, as of December 31, 2022. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.” For further information, see note 13 to our consolidated financial statements.
Civil matters
As of December 31, 2022, we were party to 7,704 judicial and administrative proceedings of a civil nature. We recorded a provision of R$25.3 million for the portion of these lawsuits considered as a probable loss. We believe these lawsuits are unlikely to have a material adverse impact, individually or in aggregate, on our results of operations or financial condition. For further information, see note 13.3 to our consolidated financial statements.
Labor matters
As of December 31, 2022, we were party to 1,288 labor-related judicial and administrative proceedings to which chances of loss are estimated as probable, for which R$24.5 million was recorded as a provision in our audited financial statements. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor lawsuits relate to our secondary liability, overtime payment, salary differences (union framing), termination fees, profit and result sharing and other indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in aggregate, on our results of operations or financial condition. For further information, see note 13.3 to our consolidated financial statements.
Tax and social security matters
As of December 31, 2022, we recorded a provision of R$160.6 million, regarding tax and social security matters in our audited financial statements. Under business combination rules, we recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2022 regarding tax matters on business acquired from Linx Sistemas represents R$ 92.2 million.

During the third quarter of 2022, we received a tax assessment issued by the municipal tax authority. The assessment was related to the allegedly insufficient payment of tax on services. The total amount of the tax assessment is R$89.1 million (principal of R$64.3 million and interest of R$24.8 million), which are classified as possible loss. As of December 31, 2022, the updated recorded amount was recorded is R$93.6 million. We are currently challenging the case at the administrative level of the court.
Material proceedings with adverse director, management or affiliate
None.
Class Action
On November 19, 2021, Ronald F. Ray filed a putative securities class action against StoneCo. Ltd., Thiago dos Santos Piau, Lia Machado de Matos, Rafael Martins Pereira and Marcelo Baldin. On December 7, 2021, Landon Depue filed a substantially similar complaint against the same parties. On January 18, 2022, six potential class members moved for consolidation of both actions and for appointment as lead plaintiff (Tulsi Chaulagain, Indiana Public Retirement System, Audrey Holdings Group Limited, Bandana Neupane Poudel, Tan Seh Yii, and Paul Foden). On May 2, 2022, the Court consolidated the related actions and appointed Indiana Public Retirement System as Lead Plaintiff.
Lead Plaintiff filed an Amended Complaint on August 7, 2022. The Amended Complaint added as Defendants Andre Street de Aguiar and Eduardo Cunha Monnerat Solon de Pontes. The Amended Complaint alleges, among other things, that Defendants made misrepresentations regarding the risks and profitability of its credit product and failed to disclose changes to the Company’s credit check process. Lead Plaintiff alleges that these purportedly material misstatements and omissions artificially inflated the value of our stock. The Company moved to dismiss the Amended Complaint on November 7, 2022. The motion has been fully briefed since February 13, 2023, and the parties are now awaiting a decision on the motion to dismiss.
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
Additionally, please refer to “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. If, due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies such as us, or if Cayman Islands companies such as us become incapable of receiving them, we may not be able to make dividend payments in the future.
B.    Significant changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A.    Offering and listing details
Not applicable.
B.    Plan of distribution
Not applicable.
C.    Markets
In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. In April 2019, we completed a secondary follow on offering for 19.5 million Class A common shares. In August 2020, we completed a primary follow on offering for 31.5 million Class A common shares, including the exercise of the underwriter’s option. On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes in minimum denominations of US$200,000.00 and integral multiples of US$1,000.00 in excess thereof. The bonds accrue interest at 3.95%, payable semiannually arrears on June 16 and December 16 of each year, commencing on December 16, 2021. The notes will mature on June 16, 2028. We used most of the proceeds from this inaugural bond to fund our investment in Banco Inter in 2021. The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. With the sale of our stake in Banco Inter, we can use the proceeds to fund our operation or for corporate purposes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018.
D.    Selling shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.    Share capital
Not applicable.
B.    Memorandum and articles of association
The following description of our share capital summarizes certain provisions of our Amended and Restated Memorandum and Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of our Amended and Restated Memorandum and Articles of Association. Prospective investors are urged to read the exhibits incorporated by reference for a complete understanding of our Amended and Restated Memorandum and Articles of Association. For the avoidance of doubt, our Amended and Restated Memorandum and Articles of Association are collectively referred to below as the “Articles of Association.”

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
Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive office is located at Av. Doutora Ruth Cardoso, No. 7221, 20th floor, São Paulo—SP, 05425-902, Brazil. Our operational hubs are located in São Paulo, at Av. Doutora Ruth Cardoso, No. 7.221, Birmann 21, São Paulo/SP, Postal Code 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. In addition, we also have operational hubs located in the USA, the United Kingdom, Argentina, Uruguay, Mexico, Peru and Chile.
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
As of December 31, 2022, 294,124,829 Class A common shares and 18,748,770 Class B common shares were issued, fully paid and including 233,772 Class A common shares in treasury.
Treasury Shares
As of December 31, 2022, we hold 233,772 Class A common shares in treasury.
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
Share Repurchase
The Cayman Companies Act and the Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on our behalf, subject to the Cayman Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC or Nasdaq, the applicable stock exchange on which our securities are listed.
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
Now that our founder shareholders collectively hold less than 50% of the company’s outstanding voting power, our Articles of Association require us to divide our board of directors into three classes designated as Class I, Class II and Class III. Each Director will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected, provided that the Directors initially designated as Class I Directors shall serve for a term ending on the first annual general meeting following the classification date, Class II Directors shall serve for a term ending on the second annual general meeting following the classification date and Class III Directors shall serve for a term ending on the third annual general meeting following the classification date. However, we plan to seek an amendment to our Articles of Association at the next annual general meeting to remove the requirement to implement a classified board.

Before the expiration of his or her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association. Cause shall mean, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects us; (c) breach or willful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in our Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects the our financial situation or commercial reputation.
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
Compensation
The Directors shall be entitled to receive, as ordinary compensation for their services, such sums as shall from time to time be determined by the People and Compensation Committee, board of directors or us in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided among the Directors in such proportions and in such manner as they may agree or, failing agreement, either equally or, in the case of any Director holding office for only a portion of the period in respect of which the compensation is payable, pro rata. The Directors shall also be entitled to be repaid all expenses reasonably incurred by them in attending any board of directors meetings, committee meetings or general meetings or otherwise in connection with the discharge of their duties as Directors. Such compensation shall be in addition to any other compensation to which a Director who holds any salaried employment or office with us may be entitled by reason of such employment or office.
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
The People and Compensation Committee and/or the board of directors may establish, either on its own or jointly in concurrence or agreement with our subsidiaries or companies with which we are associated in business, or may make contributions out of our monies to, any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or former Director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and former employees of ours and their dependents or any class or classes of such persons.
We may also pay, enter into agreements to pay or make grants of revocable or irrevocable, whether or not subject to any terms or conditions, pensions or other benefits to employees and former employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or former employees or their dependents are or may become entitled under any such scheme or fund as mentioned above. Such pension or benefit may, if deemed desirable by the People and Compensation Committee and/or the board of directors, be granted to an employee either before and in anticipation of, or upon or at any time after, his or her actual retirement.
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
Chairman and Vice-Chairman
The board of directors will have a chairman who is elected and appointed by the board of directors to act as the chairman at board meetings. A Vice-Chairman may be elected to act in the absence of the Chairman at board meetings in the same manner as above.
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

Members Requisition of Meetings
Considering that the founder shareholders collectively hold less than 50% of all the voting powers, no shareholder has the right to request the directors to convene a general meeting.
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
Protection of Minorities and Shareholders’ Suits
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of StoneCo in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.
Notwithstanding the U.S. securities laws and regulations that are applicable to StoneCo, general corporate claims against StoneCo by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by StoneCo’s Articles of Association.
The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against StoneCo, or derivative actions in StoneCo’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control StoneCo, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority
Disposal of Assets
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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question (if a shareholder scheme) must be approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made or (if a creditor scheme) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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
Indemnification of Directors and Executive Officers and Limitation of Liability
The Cayman Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he or she has a personal interest provided that he or she has disclosed that nature of his or her interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, StoneCo.’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

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
(i)    on or in respect to our shares, debentures or other obligations; or
(ii)    by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).
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
This discussion assumes that we were not a passive foreign investment company (a “PFIC”) for our 2022 taxable year, as described below.
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

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2022 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Moreover, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion.
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
We have both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (pin pads & POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais, subject to a maximum value at risk of R$500 thousand for one day. The total foreign currency results on the year ended December 31, 2022 was an income of R$18.9 million, a relatively low financial result, mainly from the interest rate differential on the US$/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.
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
As of December 31, 2022, 2021 and 2020 we had cash and cash equivalents and short-term investments denominated in U.S. dollars and euros in the amount of R$2,602.8 million, R$1,734.9 million and R$6,768.8 million, respectively.
Interest Rate Risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
Our ongoing process of prepaying clients' receivables and raising funds for this purpose generates a duration gap between the accounts receivable from card issuers and the accounts payable to clients. We understand this gap results in an interest rate risk that we seek to mitigate through an overlay strategy that uses a floating-for-fixed swap position.
Credit Risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from our exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and amounts due by our clients, whether through the lease of POS, software services and financing other than the prepayment of receivables.
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
We strictly control the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer’s payment history and expected payment patterns per risk and transactions profile.
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
Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. We believe we incur in equity price risk given we held R$214.7 million in certain listed and unlisted securities as of December 31, 2022.
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

Risk Factor	Asset/ Liability	VaR 1 day (thousand)	VaR 10 days (thousand)	VaR 60 days (thousand)

Interest rates	Account receivables from credit card issuers	123	491	575
Foreign currency exchange	US$ denominated assets/liabilities/derivatives	764	2,443	6,881
Equity price(i)	Traded securities	19,355	43,730	99,469

(i)	We held equity stakes of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by us using a level of confidence of 95% on normal market conditions.
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

In June 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes with a final yield of 3.95%. We used the proceeds from this inaugural bond mostly to fund our investment in Banco Inter in 2021. The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. With the sale of our stake in Banco Inter, we can use the proceeds to fund our operation or for corporate purposes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” In addition, we entered into hedge operations in connection with our inaugural dollar bonds, subject to foreign exchange exposure using swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and the position of asset, liability and equity as of December 31, 2022, are presented as follows:

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of December 31, 2022 – Asset (Liability)	Loss recognized in income for the twelve months ended December 31, 2022	Loss recognized in OCI for the twelve months ended December 31, 2022
					(in US$ million)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(15.3)	(46.2)	(22.5)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(14.8)	(52.8)	(22.2)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(16.0)	(45.4)	(21.8)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(26.2)	(53.8)	(31.7)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(17.8)	(38.4)	(21.0)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(17.4)	(45.6)	(21.1)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10.4)	(30.2)	(10.0)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10.5)	(23.5)	(10.0)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(24.8)	(39.2)	(18.6)
25,000	131,025	CDI + 3.00%	06/ago/21	June 16, 2028	(12.1)	(30.4)	(9.7)
25,000	130,033	CDI + 2.85%	10/ago/21	June 16, 2028	(12.9)	(30.4)	(9.3)
25,000	130,878	CDI + 2.81%	11/ago/21	June 16, 2028	(12.8)	(23.3)	(9.4)
				Net amount	(190.9)	(459.3)	(207.2)
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our chief executive officer and interim chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on such evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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
In accordance with the directive issued by the Securities and Exchange Commission that the evaluation of a recently acquired business can be omitted from the management report on internal control in the period of disclosure of the year in which the acquisition occurred, management excluded the assessment of the effectiveness of internal control disclosure period for the following companies acquired in 2022:

Companies	Date of operation	Total assets	Percentage of StoneCo.'s total assets	Liquid assets	Percentage of StoneCo.'s net assets
		(R$ millions)	(%)	(R$ millions)	(%)

Reclame Aqui Group	February 17, 2022	83.1	0.20%	65.5	0.51%
Hubcount Tecnologia S.A.	August 31, 2022	1.5	0.01%	0.7	0.01%
Total		84.6	0.21%	66.2	0.52%

Companies	Date of operation	Net revenue	Percentage of net revenue - StoneCo	Net income (loss) for the period	Percentage Net income (loss) for the period - StoneCo
		(R$ millions)	(%)	(R$ millions)	(%)

Reclame Aqui Group	February 17, 2022	75.9	0.79%	5.4	(1.03)%
Hubcount Tecnologia S.A.	August 31, 2022	2.1	0.02%	0.2	(0.04)%
Total		78.0	0.81%	5.6	(1.07)%

The amounts above have been included in our consolidated financial statements for the year ended on December 31, 2022.
Based on this evaluation, subject to the exclusions listed above, management concluded that our internal control over financial reporting was effective as of December 31, 2022. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2022. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected or are reasonably likely to materially affect our internal control over financial reports.

ITEM 16. RESERVED
ITEM 16A. Audit committee financial expert
Our board of directors has determined that Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Maurício Luis Luchetti are audit committee financial experts, as that term is defined by the SEC, and are all independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2022 and 2021. Our independent accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2022 and 2021.

	2022	2021
	(in thousands of reais)

Audit fees	6,482.1	6,970.1
Audit-related fees	—	400.0
Total	6,482.1	7,370.1
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
Tax fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2022 and 2021.
Other fees
There were no other fees in 2022 and 2021.

Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young Auditores Independentes S/S Ltda., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of Ernst & Young Auditores Independentes S/S Ltda. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services. We are authorized to engage audit-related services up to the amount of US$ 100,000 without prior approval.
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
We made no repurchases in the year ended December 31, 2022.
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

Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject to which oblige us to have a majority of independent directors, we believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, six of our directors, Conrado Engel, Luciana Ibiapina Lira Aguiar, Diego Fresco Gutierrez, Mauricio Luis Luchetti, Patricia Regina Verderesi Schindler and Luiz André Barroso are independent. See Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors for information on the classification of the board.
People and Compensation Committee
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

4.13
StoneCo Ltd Contribution Agreement Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-230629) filed with the SEC on March 29, 2019).

4.14
English translation of the Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 99.1 to StoneCo.’s Form 6-K furnished to the SEC on August 12, 2020)

4.15
English translation of the Amendment to the Association Agreement and Other Covenants, dated as of September 1, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPar Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.16
English translation of the Second Amendment to the Association Agreement and Other Covenants, dated as of October 2, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPar Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (incorporated herein by reference to Exhibit 99.1 to StoneCo.’s Form 6-K furnished to the SEC on October 2, 2020).

4.17
English translation of the Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPar Participações S.A., Linx S.A. and STNE Participações. (incorporated herein by reference to Exhibit 99.2 to StoneCo.’s Form 6-K furnished to the SEC on August 12, 2020).

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

4.23	StoneCo. Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-265382) filed with the SEC on June 2, 2022).

4.24*	Visa Sponsorship Agreement, dated as of June 7, 2022 between Stone Cartões Instituição de Pagamento S.A. and Stone Instituição de Pagamento S.A.

4.25*	Visa Payment Agreement Participation and Trademark License Agreement, dated as of June 7, 2022 between Visa do Brasil Empreendimentos Ltda. and Stone Cartões Instituição de Pagamento S.A.

8.1*	List of Subsidiaries.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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
“Banking” refers to our digital bank solution and includes insurance products.
“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Payment slips (boletos) can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A payment slip (boletos) can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform and merchant account can be used to pay payment slips (boletos).
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
“FIDC AR I” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão de Credito—Stone, a FIDC launched by us in June 2017 in order to raise capital.
“FIDC AR II” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone II, a FIDC launched by us in November 2017 in order to raise capital.
“FIDC AR III” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone II, a FIDC launched by us in June 2020 in order to raise capital.
“FIDC AR IV” means Fundo de Investimento em Direitos Creditórios—Bancos Emissores de Cartão De Credito—Stone IV, a FIDC launched by us in December 2021 in order to raise capital.
“FIDC Soma” means Soma Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company in October 2019 in order to provide credit solution to clients.
“FIDC Soma III” means Soma III Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company in December 2020 in order to provide credit solution to clients. The fund's mezzanine and senior quotas were liquidated in the fourth quarter of 2021 as we paused our credit disbursements.
“FIDC Soma IV” means Soma IV Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company in May 2021 in order to provide credit solution to clients. The fund was liquidated in the fourth quarter of 2021 as we paused our credit disbursements.
“FIDC TAPSO” means TAPSO—Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company to provide working capital solutions to clients.

“FIDC TAPSO II” means TAPSO II—Fundo de Investimento em Direitos Creditórios, a FIDC launched by the Company to provide working capital solutions to clients.
“Financial Services” refers to the combination of our financial services solutions to clients, serving both MSMBs and key accounts and includes payments, digital banking and credit.
“Gross Merchandise Value” or “GMV” is the sum of a retailer’s merchandise sales volume processed through point of sale and electronic funds transfer, or TEF, technology.
“gateway” means an online application that connects an e-commerce point of sale to the payment processor enabling online payment transactions.
“integrated partners” means PSPs, ISVs and marketplaces.
“interchange fee” means a fee paid by the acquirer to the card issuer (via the payment scheme settlors) for a transaction established in the scope of a payment scheme.
“ISV” means integrated software vendor.
“key accounts” refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown key accounts into sub-acquirer clients and platform service clients.
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
“MSMB” refers to micro, small and medium-sized businesses.
“net merchant discount rate” (“net MDR”) means the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes.
“Non-allocated” comprises other smaller businesses which are not allocated in our Financial Services or Software segments.
“NPS” means Net Promoter Score and is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend StoneCo. to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question.
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
“partner program” is a sales channel that encompasses a range of client segments that distribute our solutions by integrating our payments and banking platform to their own offerings, such as software providers (ISVs), marketplaces, and e-commerce platforms, having a dedicated team for that.

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
“platform services” is included in key accounts and encompasses a wide range of business models, including marketplaces, e-commerce platforms, software companies and omnichannel retailers.
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
“Software” is comprised of two main fronts, namely: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, Ads solution and Marketplace Hub.
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

“Take Rate (MSMB)” is a managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.
“Take Rate (key accounts)” is a managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by key accounts TPV.
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

StoneCo. Ltd.
Date: April 28, 2023

By:	/s/ Pedro Zinner
Name:	Pedro Zinner
Title:	Chief Executive Officer

By:	/s/ Silvio José Morais
Name:	Silvio José Morais
Title:	Interim Chief Financial Officer

Consolidated Financial Statements
StoneCo Ltd.
December 31, 2022 and 2021 and the three years ended December 31, 2022 with report of Independent Registered Public Accounting Firm

Auditor Data Elements	Year ended December 31, 2022, December 31, 2021; and December 31, 2020
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue from transaction activities and other services, subscription services and equipment rental and financial income
Description of the Matter
As discussed in note 16 to the consolidated financial statements, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities and other services totaled R$ 2,617,407, while revenue from subscription services and equipment rental totaled R$ 1,760,915 and financial income totaled R$ 4,638,022.

Auditing the Company’s revenue from transaction activities and other services, subscription services and equipment rental and financial income is complex, since such activities are processed through a complex information technology environment and multiple different contractual arrangements and determining the performance obligations, the timing of revenue recognition and the rate applied on discount fees for the prepayments to clients under those contractual arrangements was complex and required significant auditor judgment.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, subscription services, equipment rental and financial income, which included discount fees for the prepayments to clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.
To test revenue from transaction activities, subscription services and equipment rental and discount fees for the prepayments to clients, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value and testing the collection of cash for the transactions.
We also assessed the Company’s related disclosures in respect to its revenue from transaction activities and other services, subscription services and equipment rental and financial income in note 16 to the consolidated financial statements.
Impairment of Goodwill - Software cash generating unit
Description of the Matter
As discussed in note 10.4 to the consolidated financial statements, as of December 31, 2022 the Company's goodwill related to the software cash generating unit amounted R$ 5,157,083. The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if it observes an indication that a potential impairment exists.
Auditing the Company’s software cash generating unit impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating unit utilizing a discounted cash flows model. In particular, the fair value estimate was sensitive to significant assumptions, such as changes in the weighted-average cost of capital, growth of the free cash flow, terminal value and business synergies, which are affected by expectations about future market or economic conditions, particularly those in emerging markets.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the significant assumptions described above along with the completeness and accuracy of the data used in the fair value estimates.
To test management’s estimated fair value of the cash generating unit, we performed audit procedures that included, among others, assessing valuation methodologies used by the Company, involving our valuation specialists to assist in testing the significant assumptions discussed above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry, market and economic trends and evaluated whether changes to the Company’s business model, customer base and product mix would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the cash generating units that would result from changes in the assumptions.

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company‘s auditor since 2016.
São Paulo, Brazil
March 10, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Internal Controls over Financial Reporting
We have audited StoneCo Ltd. (the “Company“) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying management’s annual report on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Reclame Aqui (“Reclame Aqui”) and Hubcount Tecnologia S.A. (“Hubcount”), which are included in the 2022 consolidated financial statements of the Company and constituted less than 0,3% of total assets as of December 31, 2022 and approximately 0,8% of the Company’s total revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Reclame Aqui and Hubcount.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flow for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 10, 2023 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company‘s auditor since 2016.
São Paulo, Brazil
March 10, 2023

StoneCo Ltd.
Consolidated Statement of Financial Position
As of December 31, 2022 and, 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021 (Recasted)
Assets
Current assets
Cash and cash equivalents	5.2	1,512,604	4,495,645
Short-term investments	6.3	3,453,772	1,993,037
Financial assets from banking solution	6.6	3,960,871	2,346,474
Accounts receivable from card issuers	6.4.1	20,694,523	19,286,590
Trade accounts receivable	6.5.1	484,722	886,126
Recoverable taxes	7	150,956	214,837
Prepaid expenses		129,256	169,555
Derivative financial instruments	6.8	36,400	219,324
Other assets		236,099	332,864
		30,659,203	29,944,452
Non-current assets
Long-term investments	6.3	214,765	1,238,476
Accounts receivable from card issuers	6.4.1	54,334	—
Trade accounts receivable	6.5.1	37,324	59,595
Receivables from related parties	12.1	10,053	4,720
Deferred tax assets	8.4	679,971	580,492
Prepaid expenses		101,425	214,092
Other assets		105,101	141,693
Investment in associates		109,754	66,454
Property and equipment	9.3	1,641,178	1,569,520
Intangible assets	10.3	8,632,332	8,277,518
		11,586,237	12,152,560

Total assets		42,245,440	42,097,012

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Financial Position
As of December 31, 2022 and, 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021 (Recasted)
Liabilities and equity
Current liabilities
Deposits from banking customers	6.6	4,023,679	2,201,861
Accounts payable to clients	6.1.2.2	16,578,738	15,723,331
Trade accounts payable		596,044	372,547
Loans and financing	6.7.1	1,847,407	2,578,755
Obligations to FIDC quota holders	6.7.1	975,248	1,294,806
Labor and social security liabilities	18.5	468,599	273,347
Taxes payable	11	329,105	176,453
Derivative financial instruments	6.8	209,714	23,244
Other liabilities		145,605	145,501
		25,174,139	22,789,845
Non-current liabilities
Accounts payable to clients	6.1.2.2	35,775	3,171
Loans and financing	6.7.1	2,728,470	3,556,460
Obligations to FIDC quota holders	6.7.1	—	932,368
Deferred tax liabilities	8.4	500,247	629,911
Provision for contingencies	13.3	210,376	181,849
Labor and social security liabilities	18.5	35,842	32,749
Other liabilities		610,567	343,439
		4,121,277	5,679,947

Total liabilities		29,295,416	28,469,792

Equity	14
Issued capital	14.1	76	76
Capital reserve	14.2	13,818,819	14,541,132
Treasury shares	14.3	(69,085)	(1,065,184)
Other comprehensive income		(432,701)	(35,792)
Retained earnings (accumulated losses)		(423,203)	96,214
Equity attributable to owners of the parent		12,893,906	13,536,446
Non-controlling interests		56,118	90,774
Total equity		12,950,024	13,627,220

Total liabilities and equity		42,245,440	42,097,012
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Profit or Loss
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Net revenue from transaction activities and other services	16.3	2,617,407	1,626,853	1,144,086
Net revenue from subscription services and equipment rental	16.3	1,760,915	1,071,932	388,033
Financial income	16.3	4,638,022	1,877,683	1,647,017
Other financial income	16.3	572,601	247,293	140,687
Total revenue and income		9,588,945	4,823,761	3,319,823

Cost of services		(2,669,752)	(1,713,828)	(769,946)
Administrative expenses		(1,121,357)	(813,341)	(392,476)
Selling expenses		(1,511,241)	(1,012,544)	(505,902)
Financial expenses, net		(3,514,739)	(1,269,058)	(339,844)
Mark-to-market on equity securities designated at FVPL		(853,056)	(1,264,213)	—
Other income (expenses), net		(302,501)	(185,894)	(177,056)
	17	(9,972,646)	(6,258,878)	(2,185,224)

Loss on investment in associates		(3,589)	(10,437)	(6,937)
Profit (loss) before income taxes		(387,290)	(1,445,554)	1,127,662

Current income tax and social contribution	8.3	(292,172)	(171,621)	(216,886)
Deferred income tax and social contribution	8.3	153,066	239,827	(73,330)
Net income (loss) for the year		(526,396)	(1,377,348)	837,446

Net income (loss) attributable to:
Owners of the parent		(519,417)	(1,358,813)	854,071
Non-controlling interests		(6,979)	(18,535)	(16,625)
		(526,396)	(1,377,348)	837,446

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	15	(1.67)	(4.40)	2.95
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	15	(1.67)	(4.40)	2.91
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Other Comprehensive Income
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Net income (loss) for the year		(526,396)	(1,377,348)	837,446

Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(167,100)	(200,084)	28,726
Exchange differences on translation of foreign operations		(30,544)	4,651	(410)
Changes in the fair value of cash flow hedge - bonds hedge	6.8.1	(207,222)	(54,144)	—
Unrealized loss on cash flow hedge - highly probable future imports		—	1,512	(1,512)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Net monetary position in hyperinflationary economies		5,384	2,481	—
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6.3	(6,971)	216,466	40,336

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods (net of tax):
Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation - Creditinfo		5,383	—	—
Other comprehensive income (loss) for the year, net of tax		(401,071)	(29,118)	67,140

Total comprehensive income (loss) for the year, net of tax		(927,467)	(1,406,466)	904,586

Total comprehensive income (loss) attributable to:
Owners of the parent		(916,327)	(1,389,603)	921,404
Non-controlling interests		(11,140)	(16,863)	(16,818)
Total comprehensive income (loss) for the year, net of tax		(927,467)	(1,406,466)	904,586
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Changes in Equity
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total

Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income (loss) for the year		—	—	—	—	—	—	—	—	854,071	854,071	(16,625)	837,446
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	67,333	—	67,333	(193)	67,140
Total comprehensive income		—	—	—	—	—	—	—	67,333	854,071	921,404	(16,818)	904,586
Capital increase		13	7,872,541	—	—	—	7,872,541	—	—	—	7,872,554	—	7,872,554
Transaction costs		—	(39,964)	—	—	—	(39,964)	—	—	—	(39,964)	—	(39,964)
Share-based payments		—	—	—	—	31,296	31,296	—	—	—	31,296	212	31,508
Issuance of shares for business acquisition		—	34,961	—	—	—	34,961	—	—	—	34,961	—	34,961
Repurchase and cancelation of shares		—	—	—	—	(91)	(91)	—	—	—	(91)	—	(91)
Repurchase of shares		—	—	—	—	—	—	(76,270)	—	—	(76,270)	—	(76,270)
Cash proceeds from noncontrolling interest		—	—	135,055	—	—	135,055	—	—	—	135,055	95,843	230,898
Dilution of non-controlling interest		—	—	2,138	—	—	2,138	—	—	—	2,138	(2,138)	—
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	61,720	61,720
Others		—	—	—	—	—	—	—	—	—	—	22	22
Dividends paid		—	—	—	—	—	—	—	—	—	—	(904)	(904)
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Loss for the year		—	—	—	—	—	—	—	—	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(30,790)	—	(30,790)	1,672	(29,118)
Total comprehensive income		—	—	—	—	—	—	—	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares		—	—	—	—	—	—	(988,824)	—	—	(988,824)	—	(988,824)
Issuance of shares for purchased non-controlling interests		1	517,740	(209,330)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Issuance of shares for business combination		—	—	619,362	—	24,365	643,727	—	—	—	643,727	—	643,727
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	50,252	50,252
Share-based payments		—	—	—	—	133,121	133,121	—	—	—	133,121	33	133,154
Transaction costs from subsidiaries		—	—	(23,848)	—	—	(23,848)	—	—	—	(23,848)	—	(23,848)
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,967)	(2,967)
Cash proceeds from non-controlling interest		—	—	—	—	—	—	—	—	—	—	893	893
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of December 31, 2021 (Recasted)		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year		—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive loss for the year		—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income		—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Share-based payments	18.4	—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements		—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Transaction costs from subsidiaries		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest		—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Treasury shares - Delivered on business combination and sold	21.3.4(a)	—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests		—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others		—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Cash Flow
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Operating activities
Net income (loss) for the year		(526,396)	(1,377,348)	837,446
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	9.4	800,326	507,369	256,294
Deferred income tax and social contribution	8.3	(153,066)	(239,827)	73,330
Loss on investment in associates		3,589	10,437	6,937
Interest, monetary and exchange variations, net		(382,707)	(735,125)	(283,899)
Provision for contingencies	13.3	18,849	4,263	2,259
Share-based payments expense		189,050	133,154	31,508
Allowance for expected credit losses		88,572	71,972	35,632
Loss on disposal of property, equipment and intangible assets	20.4	25,347	136,104	52,658
Effect of applying hyperinflation		3,852	2,040	—
Loss on sale of subsidiary		20,308	12,746	—
Fair value adjustment in financial instruments at FVPL	20.1	1,179,547	2,570,418	(12,461)
Fair value adjustment in derivatives		90,821	104,979	(5,758)
Remeasurement of previously held interest in subsidiary acquired		—	(15,848)	(2,992)
Working capital adjustments:
Accounts receivable from card issuers		740,190	(2,993,411)	(2,081,945)
Receivables from related parties		12,912	1,050	8,688
Recoverable taxes		261,867	(238,127)	(18,624)
Prepaid expenses		152,966	(260,090)	(106,359)
Trade accounts receivable, banking solutions and other assets		707,521	244,181	(1,362,356)
Accounts payable to clients		(3,633,937)	4,276,349	1,379,099
Taxes payable		137,825	247,399	270,014
Labor and social security liabilities		195,319	(37,373)	109,953
Provision for contingencies	13.3	(9,799)	(10,180)	(2,193)
Trade accounts payable and other liabilities		323,619	40,768	31,790

Interest paid		(430,398)	(299,666)	(177,589)
Interest income received, net of costs		2,058,650	1,578,870	1,172,781
Income tax paid		(191,142)	(128,202)	(157,729)
Net cash (used in) / provided by in operating activities		1,683,685	3,606,902	56,484

Investing activities
Purchases of property and equipment	20.4	(417,733)	(1,082,990)	(372,138)
Purchases and development of intangible assets	20.4	(305,512)	(215,681)	(82,965)
Acquisition of subsidiary, net of cash acquired		(69,837)	(4,737,410)	(247,429)
Sale of subsidiary, net of cash disposed of		(4,325)	(36)	—
Proceeds from (acquisition of) short-term investments, net		(1,222,364)	5,370,958	(5,069,142)
Acquisition of equity securities		(15,000)	(2,480,003)	—
Disposal of short- and long-term investments – equity securities		183,518	209,324	—
Proceeds from the disposal of non-current assets	20.4	27,008	100	7,127
Acquisition of interest in associates		(46,897)	(41,459)	(44,424)
Net cash used in investing activities		(1,871,142)	(2,977,197)	(5,808,971)

Financing activities
Proceeds from borrowings	6.7.2	3,499,986	11,700,297	3,996,820
Payment of borrowings		(5,009,769)	(7,252,226)	(5,381,130)
Payment to FIDC quota holders		(1,250,000)	(2,767,552)	(2,059,500)
Proceeds from FIDC quota holders		—	584,191	2,716,138
Payment of leases	6.7.2	(99,829)	(83,610)	(41,373)
Capital increase, net of transaction costs		—	—	7,832,590
Repurchase of own shares		—	(988,824)	(76,361)
Sale of own shares	21.3.4(a)	53,406	—	—
Acquisition of non-controlling interests		(325)	(1,265)	(1,012)
Transaction with non-controlling interests		—	230,500	—
Dividends paid to non-controlling interests		(3,601)	(2,967)	(904)
Cash proceeds from non-controlling interest		—	893	230,898
Net cash (used in) provided by financing activities		(2,810,132)	1,419,437	7,216,166

Effect of foreign exchange on cash and cash equivalents		14,548	(487)	14,969
Change in cash and cash equivalents		(2,983,041)	2,048,655	1,478,648

Cash and cash equivalents at beginning of year	5.2	4,495,645	2,446,990	968,342
Cash and cash equivalents at end of year	5.2	1,512,604	4,495,645	2,446,990
Change in cash and cash equivalents		(2,983,041)	2,048,655	1,478,648
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.
On November 29, 2022, the Company announced that the Brazilian Central Bank (“BACEN”) has approved the technical requirement of change of control submitted by the Company amid a corporate restructuring involving the conversion of Eduardo Pontes interests in Company´s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A shares directly owned by his family vehicles ("Corporate Restructuring”).
As a result of the Corporate Restructuring, there were a decrease in the concentration of votes held by the Company’s founding shareholders and HR Holdings, LLC became the owner of 31.1% of the Company’s voting power, whose ultimate parent is an investment fund, the VCK Investment Fund Limited SAC A, owned by the co-founder of the Company, Andre Street.
The individual Company’s shares are publicly traded on Nasdaq (STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store. mobile and online devices helping them to better manage their businesses, become more productive and sell more - both online and offline.
The consolidated financial statements were approved by the Audit Committee on meeting held on March 10, 2023.
1.1.    2020 Follow-on
On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).
The Offering price was US$ 47.50 per Class A common share, resulting in gross proceeds of US$ 1,495,359. The Company received net proceeds of US$ 1,464,702 (or R$ 7,872,554), after deducting US$ 30,657 in underwriting discounts and commissions. Additionally, the Company incurred in US$ 7,278 and (or R$ 39,964) regarding other offering expenses.
The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.
The Company used the net proceeds from the Offering to finance the acquisition of Linx S.A. (Note 1.2), and to pay related fees and expenses, as well as for general corporate purposes.
1.2.    Linx acquisition
On November 17, 2020, Linx S.A. (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”), that holds the software investments business of the Group, and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 1, 2021.
Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated proportionally according to the CDI rate variation from February 11, 2021 until the date of the effective payment, and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 1, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$ 37.78 for each Linx share.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The redemption mentioned above was adjusted by Linx’s intermediary dividend payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet as of December 31, 2020, for R$ 100,000 (one hundred million reais), corresponding to R$ 0.5636918 per share. On the date of the dividend approval, the Group already had Linx’s shares classified as Short-term investments, so it received an amount of R$ 20,129 as dividends, recognized in Other income (expenses), net.
For further information, see Note 21.4.
1.3.    Recasted financial statements
The purchase price allocation was concluded for SimplesVet and VHSYS acquisitions on March 31, 2022, for the Linx acquisition on June 30, 2022 and for Collact and Trampolin acquisitons on September 30, 2022 (see details in Note 21.4). Therefore, retrospective adjustments were made in the Statement of financial position as of December 31, 2021 in accordance with IFRS 3.
There were no impacts in the Statement of profit or loss for the comparative year ended December 31, 2021. The revised lines in the Statement of financial position are as follows:

	December 31, 2021 (As previously presented)	Adjustments	December 31, 2021 (Recasted)

Assets
Current assets
Recoverable taxes(a)	230,558	(15,721)	214,837
Total current assets	29,960,173	(15,721)	29,944,452
Non-current assets
Deferred tax assets(b)	431,755	148,737	580,492
Intangible assets(c)	8,370,313	(92,795)	8,277,518
Total non-current assets	12,096,618	55,942	12,152,560
Total assets	42,056,791	40,221	42,097,012

Liabilities and equity
Non-current liabilities
Deferred tax liabilities(b)	617,445	12,466	629,911
Other liabilities(d)	348,458	(5,019)	343,439
Total non-current liabilities	5,672,500	7,447	5,679,947
Total liabilities	28,462,345	7,447	28,469,792

Equity
Capital reserve(e)	14,516,767	24,365	14,541,132
Equity attributable to owners of the parent	13,512,081	24,365	13,536,446
Non-controlling interests(f)	82,365	8,409	90,774
Total equity	13,594,446	32,774	13,627,220

Total liabilities and equity	42,056,791	40,221	42,097,012

(a)The recoverability of tax credits previously recognized by Linx was reviewed.
(b)The Group identified deferred tax liabilities in relation to the tax amortization of goodwill previously recognized by Linx on past business combinations. These amounts were derecognized on the consolidated financial statements due to the acquisition of Linx. A deferred tax asset related to the tax benefit over the remaining fiscal amortization of goodwill was recognized. Additionally, the deferred tax liabilities over identified intangible assets were reviewed.
(c)The adjustments refer mainly to goodwill impacted by items (a) and (b) described above and a fair value of non-compete agreement signed with the Linx founders. Minor impacts refer to reviewed assessment of customer relationships, software, and trademarks and patents identified in the business combinations of SimplesVet, VHSYS, Trampolin, Collact and Linx.
(d)The adjustments refer mainly to reviewed contingent consideration of SimplesVet and Trampolin.
(e)The adjustments refer to the contingent consideration in the form of equity instruments originated from the non-compete agreement signed with the Linx founders.
(f)The adjustments refer to the fair value of non-controlling interests in SimplesVet and VHSYS over the adjustments described in the item (c) above.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
2.    General accounting policies
The accounting policies are presented in each of the notes along the financial statements. General accounting policies, not related to subjects treated in specific notes, are presented as follows.
2.1.    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, except for some Short and Long-term investments, Accounts receivable from card issuers, certain loans presented under Trade accounts receivable, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
2.2.    Foreign currency translation
2.2.1.    Financial statements in foreign currencies
The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.
For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the Company’s subsidiaries is also the Brazilian real, except for the Napse Group.
The functional currencies of the different entities of the Napse Group are the U.S. dollar, Argentinian peso, Chilean peso, Mexican peso, Nuevo Sol and Uruguayan peso.
The financial statements of entities with a functional currency different than the Brazilian real, have their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in OCI.
2.2.2.    Transactions in foreign currencies
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
2.3.    Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.
2.3.1.    Group as lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
2.3.1.1.    Right-of-use assets
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

Estimated useful lives (years)

Offices	1-10
Vehicles	1-3
Equipment	1-10
Software	1-3
If ownership of the leased asset is transferred to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.
2.3.1.2.    Lease liabilities
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
2.3.1.3.     Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (contracts that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$5,000). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
2.3.2.    Group as lessor
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
The Group has cancellable month-to-month lease contracts of Pin Pads & POS to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
2.4.    Prepaid expenses
Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of December 31, 2022, the balance is mainly represented by prepaid media to the Globo group of R$163,065 (R$294,953 as of December 31, 2021). Under the terms of the agreement the amount is available to place media until 2025.
2.5.    Current and non-current classification
The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification.
An asset is current when it is:
•expected to be realized or intended to be sold or consumed in the normal operating cycle;
•held primarily for the purpose of trading;
•expected to be realized within twelve months after the reporting period; or
•cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as non-current.
A liability is current when it is:
•expected to be settled in the normal operating cycle;
•held primarily for the purpose of trading;
•due to be settled within twelve months after the reporting period; or
•there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
All other liabilities are classified as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities.
2.6.    IAS 29 Financial Reporting in Hyperinflationary Economies
Considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the IAS 29 Financial Reporting in Hyperinflationary Economies is mandatory for the subsidiary Napse S.R.L., located in Argentina.
Pursuant to IAS 29, non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.
The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date.
2.7.    New standards and amendments to standards and interpretations adopted
The following amendments and interpretations were applied for the first time in 2022:
•Onerous contracts – costs of fulfilling a contract – amendments to IAS 37: The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
•IFRS 9 – Financial instruments – fees in the ‘10 per cent’ test for derecognition of financial liabilities: The amendment clarifies the fees that an entity includes when assessing ‘10 per cent’ test and whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.
•Reference to the conceptual framework – amendments to IFRS 3: The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018.
•Proceeds before intended use – amendments to IAS 16: The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
•IAS 41 - Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.
•First-time adoption of international financial reporting standards: The amendment to IFRS 1 simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.
These amendments mentioned above had no relevant impact on the consolidated financial statements of the Group.
2.8.    New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
2.8.1.    Amendments to IAS 1: classification of liabilities as current or non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement;
•That a right to defer must exist at the end of the reporting period;
•That classification is unaffected by the likelihood that an entity will exercise its deferral right;
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group reviewed the amendment and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
2.8.2.    Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction
These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
2.8.3.    IFRS 17 – insurance contracts
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
2.8.4.    Narrow scope amendments to IAS 1, practice statement 2 and IAS 8
In February 2021, the Board issued amendments to IAS 1, IFRS Practice Statement 2 Making Materiality Judgements (the PS) and to IAS 8. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group had assessed the amendment and does not expect to have any impact on the Group’s consolidated financial statements on this apply.
2.8.5.    Lease Liability in a Sale and Leaseback Amendments to IFRS 16
In September 2022, the Board issued the amendment to IFRS 16. The amendment clarifies the subsequent measurement of lease liability related to a sale and leaseback transaction, principally for those lease contracts that payments are variable and do not depend on an index or rate.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.
3.    Significant judgments, estimates and assumptions
The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is to mitigate the risk of material differences between estimated and actual results in the future. Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are described as follows.
Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are presented in each of the notes along the financial statements. General assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date, not related to subjects treated in specific notes, are presented as follows.
3.1.    Incremental borrowing rate estimate on leases
The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to obtain a borrowing over a similar term, and with a similar security, for acquire an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
4.    Group information
4.1.    Subsidiaries
4.1.1.    Accounting policy
4.1.1.1.    Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:
•has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•the contractual arrangement(s) with the other vote holders of the investee;
•rights arising from other contractual arrangements; and
•the Group’s voting rights and potential voting rights.
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
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders”.
4.1.1.2.    Consolidation of structured entities
Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights of the investor on the investee is not the decisive factor to characterize the control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.
Based on the contractual terms, the Group identified that some investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The Group considers the FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Fundo Retail to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas held by the Group

Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III ("FIDC AR III")	100% of subordinated quotas representing approximately 21% of total (subordinated and senior and/or mezzanine) quotas

Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas

Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas

SOMA Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas

SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas

Stoneco exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Fundo Retail")	100% of all outstanding quotas of a single class
The bylaws of these structured entities were established by us at their inception, and grant us significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2021, the structured entities FIDC SOMA IV and Santander Moving Tech RF Referenciado DI CP FI were closed.
In accordance with IFRS 10, the Group concluded it controls FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in the Group’s financial statements. For the FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 6.7 for further details.
4.1.2.    Subsidiaries of the Group
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”) (a)	Merchant acquiring	—	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MAV Participações S.A. (“MVarandas”)(b)	Technology services	—	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021

Sponte Informática S.A. (“Sponte”) (c)	Technology services	100.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 21.4)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 21.4)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”) (Note 21.4)	Technology services	100.00	100.00
Linx S.A. (“Linx”) (Note 21.4)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”) (d)	Technology services	100.00	100.00
Linx Telecomunicações Ltda.	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	—
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Mercadapp Soluções em Software Ltda ("Mercadapp") (e)	Technology services	—	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
O Mediador Tecnologia da Informação S/S Ltda (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Reclame Aqui Marcas e Serviços Ltda (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Hubcount Tecnologia S.A. (“Hubcount”) (f) (Note 21.3)	Technology services	75.60	—
Creditinfo Jamaica Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Creditinfo Guyana Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Creditinfo Barbados Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK")	Service provider	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Collact Serviços Digitais S.A. (“Collact”) (h)	Customer relationship management	—	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”)	Electronic fund transfer	59.60	58.48
Ametista Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021

Esmeralda Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00
Tapso II Fundo de Investimentos em Direitos Creditórios (“FIDC TAPSO II”)	Investment fund	100.00	100.00
SOMA Fundo de Investimento em Direitos Creditórios Não Padronizados (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III Fundo de Investimento em Direitos Creditórios Não Padronizados (“FIDC SOMA III”)	Investment fund	100.00	100.00
Stoneco Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”)	Investment fund	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd. (Note 21.3)	Holding company	50.00	—
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd (g)	Holding company	—	53.05
Stone Holding Instituições S.A.(i)	Holding company	100.00	—

(a)PDCA was merged into Pagar.me on October 18, 2022.
(b)MVarandas was merged into Linx Sistemas on April 1, 2022.
(c)STNE Par acquired the remaining shares of Sponte on September 20, 2022.
(d)Plugg.to was merged into Linx Sistemas on November 2, 2022.
(e)Mercadapp was merged into Linx Sistemas on January 1, 2022.
(f)STNE Par has a 50% equity in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount Tecnologia S.A. ("Hubcount").
(g)On October 18, 2022, the Group lost control of its subsidiary StoneCo CI and Creditinfo after a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on Creditinfo is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of Creditinfo. Additionally, the Group measured the remaining interest in Creditinfo at fair value, which resulted in a loss of R$8,584 recorded in the statement of profit or loss attributable to the Group as Other income (expenses), net.
(h)Collact was merged into Stone Pagamentos on January 1, 2022.
(i)On October 26, 2022, the Group created a new company, with the objective of holding equity interests in institutions authorized to operate by the Central Bank of Brazil (“BACEN”).

The Group holds call options to acquire additional interests in some of its subsidiaries (see details in Notes 6.1.5 and 6.8) and issued put options to non-controlling investors (see details in Note 6.12 (k)).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
4.2.    Associates
4.2.1.    Accounting policy
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.
The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in associates are accounted for using the equity method.
Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.
The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associate.
The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.
The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
4.2.2.    Associates held by the Group

		% Groups's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”)(a)	Technology services	40.02	—
RH Software S.A. (“RH Software”)(b)	Technology services	20.00	—
APP Sistemas S.A. (“APP”)	Technology services	20.00	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditinfo ECCU Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
StoneCo CI Ltd	Holding company	47.75	—
(a)On July 2, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computador SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. The acquisition was conditioned to Brazilian Antitrust Authority (“CADE”) approval, which occurred on November 19, 2021. The Group concluded the acquisition on January 7, 2022, through a capital increase of R$6,083 and loans conversion of R$875, totalizing a transferred consideration of R$6,958.
(b)On May 2, 2022, the Group acquired a 20% equity interest in RH Software, a private company based in the State of São Paulo, Brazil, for R$2,320 through a loan agreement conversion. RH Software develops software directed to dental clinics, with which the Company expects to obtain synergies in its services to clients. The Group also holds a call option to acquire an additional equity interest in the period from 2 to 3 years counted from the date of closing of the agreement, which will allow the Group to acquire an additional 30% equity interest in RH Software.
The Group holds call options to acquire additional interests in some of its associates (see details in Notes 6.1.5 and 6.8).
5.    Cash and cash equivalents
5.1.    Accounting policy
Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.
5.2.    Currency denomination

	2022	2021

Denominated in R$	1,388,616	4,431,019
Denominated in US$	123,959	64,593
Denominated in other foreign currencies	29	33
	1,512,604	4,495,645

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.    Financial instruments
6.1.    Accounting policy
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
6.1.1.    Financial assets
6.1.1.1.        Description of the different financial assets
We hold financial assets in all of our businesses but because of the nature of its activities our segments generates and manages more broadly financial assets. In order to facilitate the understanding of the financial statements and how they relate to our business we summarize for the financial asset line items presented in our balance sheet which is the business activity that generates such assets, how they are measured and where in the statement of profit or loss we classify the results generated by such assets.

Line item presented in the balance sheet	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	FVPL	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to amounts that we are regulatorily required to maintain in certain specified assets as reserve requirements for deposits of our banking customers	Deposits at BACEN – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Amounts receivable from card issuers for transactions that our acquiring business processes. The balances do not carry interest. We regularly sell those receivables before their maturity as part of our funding strategy	FVOCI	Cost of funding on sale of receivables - Financial expenses, net Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net
Trade accounts receivable - Loans designated at FVPL	Corresponds to loans granted to customers of our acquiring business up to June 30, 2021	FVPL as we voluntarily designated such loans to be measured at FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Trade accounts receivable - All other items	Corresponds to amounts due by our customers of the acquiring business for transaction services and equipment rental and of our software business for services provided.	Amortized cost	Expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Derivative financial instruments	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to our acquiring business and related to our funding structure	FVPL	Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net
Long-term investments	Corresponds to investments in equity interests without significant influency	FVPL	Other financial income / Mark-to-market on equity securities designated at FVPL

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.1.2.    Initial recognition and measurement
Financial assets are classified at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).
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
6.1.1.3.    Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories, as described as follows:
6.1.1.3.1. Financial assets at amortized cost (debt instruments)
Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost include trade accounts receivable, other assets, loans to customers included in Trade accounts receivable originated from July 1, 2021 and receivables from related parties.
6.1.1.3.2. Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)
For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and it corresponds solely to accounts receivable from card issuers.
6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
Upon initial recognition, the Group can irrevocably elect to classify its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group elected to irrevocably classify some of their equity investments under this category, included in long-term investments.
6.1.1.3.4. Financial assets at FVPL
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
6.1.1.4.    Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:
•The contractual rights to receive cash flows from the asset have expired; or
•The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
6.1.1.5.    Impairment of financial assets
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.2.    Financial liabilities
6.1.2.1.        Description of our funding strategy including different financial liabilities of our Financial Services segment
Our different businesses require funding. In particular our acquiring business in our Financial Services segment requires significant levels of funding for us to be able to provide liquidity to our customers mainly through the anticipated payment of the transactions processed through us or other acquirers and by providing them loans. We use different forms of funding, some of which are indebtedness presented as financial liabilities in our statement of financial position . We also fund our activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (see 6.1.1.1 - Accounts receivable from card issuers). In order to facilitate the understanding of the financial statements and how they relate to our business we summarize for our financial liabilities line items presented in our balance sheet which is the business activity that generates such liabilities how they are measured and where in the statement of profit or loss we classify the results generated by such liabilities.

Line item presented in the balance sheet	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Deposits from banking customers	Amounts held by our banking customers on their payment accounts.	Amortized cost	The financial liability generally does not result in the recognition of gain or losses
Accounts payable to clients	Amounts payable to merchants for transactions that our acquiring business processes. The balances do not carry interest. We pay the amounts due in advance of the contractual due date at a discount	Amortized cost	Gain for the prepayment of payables at a discount - Financial income
Loans and financing	Financing obtained from third parties as part of our funding strategy	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Obligations to FIDC quota holders	Financing obtained through consolidated structured entities - FIDCs	Amortized cost	Financial expenses, net
6.1.2.2.        Initial recognition and measurement
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.2.3.        Subsequent measurement
The measurement of financial liabilities depends on their classification, as described as follows.
6.1.2.3.1. Financial liabilities at FVPL
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
6.1.2.3.2. Financial liabilities at amortized cost
After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.
This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most relevant to the Group.
6.1.2.4.        Derecognition
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
6.1.3.    Fair value of financial instruments
The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.
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
December 31, 2022, 2021 and 2020
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
The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:
•Level I: quoted prices in active markets for identical assets or liabilities;
•Level II: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•Level III: techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
6.1.4.    Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
As of December 31, 2022, and 2021, the Group has no financial instruments that meet the conditions for recognition on a net basis.
6.1.5.    Derivative financial instruments
From time to time, the Group uses derivative financial instruments to manage currency and interest rate risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income”. The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net”. For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the income statement. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss on the liquidation of the hedging instrument. See Note 6.8.1 for further details.
The Group also uses derivative financial instruments as economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments. See Note 6.8.2 for further details.
Certain share purchase and sale agreements entered into by the Company for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments. See Note 6.8. for further details.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.2.    Significant judgments, estimates and assumptions
6.2.1.    Measurement of loss allowance for expected credit losses
6.2.1.1.    Accounts receivable from card issuers
The Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.
6.2.1.2.    Trade accounts receivable
The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).
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
The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 6.4.1 and 6.5.1 respectively.
6.2.2.    Fair value measurement of financial instruments
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.
6.2.3.    Trade accounts receivable carried at amortized cost
Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.
After Linx acquisition, the Group carries Linx Pay’s accounts receivable from card issuers at amortized cost.
6.2.4.    Loans to customers originated from July 1st, 2021 carried at amortized cost
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.
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
Starting on July 1st, 2021, we decided to account for a new credit portfolio at amortized cost, included in Trade accounts receivable, since it is held to collect payments of principal and interest and meet the SPPI test.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
As of December 31, 2022 the loans to customers were not material.
6.3.    Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2022

Bonds(a)	1,276,099	2,176,019	—	—	3,452,118
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021

Bonds(a)	645,826	1,336,344	—	—	1,982,170
Equity securities(b)	—	—	1,215,791	22,685	1,238,476
Investment funds(c)	—	10,867	—	—	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

(a)Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$923,098, R$2,159,938 and R$369,082 (2021 – R$344,032, R$1,336,344 and R$301,794) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2022, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using Non Deliverable Forwards (NDFs).
(b)Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2022, was determined based on negotiations of the securities.
•Assets at FVPL
    Comprised of Banco Inter S.A. (“Banco Inter”)´s shares, acquired on June, 2021. The change in fair value of equity securities at FVPL for December 31, 2022 was a loss of R$853,056 (December 31, 2021 was a loss of R$1,264,213). which was recognized in the statement of profit or loss.
•Assets as FVOCI
    On December 31, 2022 and 2021, comprised mainly of ordinary shares in entities that are not traded in an active market.
    The change in fair value of equity securities at FVOCI for the year ended December 31, 2022 was R$ (6,971) (December 31, 2021 – R$ 216,466), which was recognized in other comprehensive income.
(c)Comprised of foreign investment fund shares.
    Short-term investments are denominated in Brazilian reais and U.S. dollars.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.4.    Accounts receivable from card issuers
6.4.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	2022	2021

Accounts receivable from card issuers(a)	20,053,392	18,865,658
Accounts receivable from other acquirers(b)	718,228	436,035
Allowance for expected credit losses	(22,763)	(15,103)
	20,748,857	19,286,590

Current	20,694,523	19,286,590
Non-current	54,334	—

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the cash needs by the Group to advance payments to acquiring customers are met by the definitive sell of receivables to third parties. When such sale of receivables is carried out to entities in which we have subordinated shares or quotas, the receivables sold remain in our balance sheet, as these entities are consolidated in our financial statements. As of December 31, 2022 a total of R$1,116,264 are consolidated through FIDC AR III, of which the Group have subordinated shares (R$2,363,476 as of December 31, 2021). When the sale of receivables is carried out to entities in which we do not maintain participation or continuous involvement, the amounts transferred are derecognized from the accounts receivable from card issuers. As of December 31, 2022 and 2021 the sale of receivables that were derecognized from accounts receivables from card issuers in our balance sheet represent the main form of funding used by the Group to fund our prepayment business.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. During 2022, the Group settled the debentures that had a guarantee with Accounts receivable from card issuers (December 31, 2021 - R$451,618).
6.4.2.    Allowance for expected credit losses of accounts receivable from card issuers

	2022	2021

At January 1	15,103	12,765
Charge for the year	22,818	8,820
Reversal	(15,158)	(6,482)
At December 31	22,763	15,103
6.4.3.    Impairment and risk exposure
In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 6.1.1.5 and 6.2.1.1 for further details.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.5.    Trade accounts receivable
6.5.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	2022	2021

Accounts receivable from subscription services	294,516	232,109
Accounts receivable from equipment rental	135,479	159,771
Loans designated at FVPL	26,866	511,240
Chargeback	58,302	26,783
Receivables from registry operation	35,150	41,449
Services rendered	36,089	13,388
Others	44,078	41,399
Allowance for expected credit losses	(108,434)	(80,418)
	522,046	945,721

Current	484,722	886,126
Non-current	37,324	59,595
The Group records an allowance for expected credit losses of trade accounts receivable based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 6.1.1.5 and 6.2.1.2 for further details.
6.5.2.    Allowance for expected credit losses of trade accounts receivable

	2022	2021

At January 1	80,418	32,463
Business combination(a)	—	10,401
Charge for the year	94,093	73,510
Reversal	(13,181)	(3,876)
Write-off	(52,896)	(32,080)
At December 31	108,434	80,418

(a)Refers to Linx acquisition (Note 21.4).
6.6.    Financial assets from banking solution and deposits from banking customers
As required by the Brazilian Central Bank (“BACEN”) regulation, the financial assets arising from banking solutions must be deposited in accounts custody by the BACEN or invested in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers.
In December 31, 2022, the balances in transit were R$ 243,782 (December 31, 2021 - R$ 169,558).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.7.    Loans and financing and Obligations to FIDC quota holders
6.7.1.    Composition of loans and financing and obligations to FIDC quota holders

	Average annual interest rate %	Original maturity	Current portion	Non-current portion	December 31, 2022

Obligations to FIDC AR III quota holders (6.7.3.1)	CDI Rate* + 1.50%	Aug/23	952,780	—	952,780
Obligations to FIDC TAPSO quota holders (6.7.3.2)	CDI Rate* + 1.80%	Feb/23	22,468	—	22,468
Obligations to FIDC quota holders			975,248	—	975,248

Leases (6.7.3.3)	105.1% to 151.8% of CDI Rate*	Jan/23 to Jun/29	55,583	144,564	200,147
Bonds (6.7.3.4)	3.95% USD	Jun/28	4,007	2,583,861	2,587,868
Bank borrowings (6.7.3.5)	CDI + 0.95%. to CDI + 1.44%	Three to eighteen months	1,787,817	45	1,787,862
Loans and financing			1,847,407	2,728,470	4,575,877

			2,822,655	2,728,470	5,551,125

	Average annual interest rate %	Maturity	Current portion	Non-current portion	December 31, 2021

Obligations to FIDC AR III quota holders (6.7.3.1)	CDI Rate* + 1.50%	Aug/23	1,273,675	932,368	2,206,043
Obligations to FIDC TAPSO quota holders (6.7.3.2)	CDI Rate* + 1.50%	Mar/22	21,131	—	21,131
Obligations to FIDC TAPSO quota holders			1,294,806	932,368	2,227,174

Leases (6.7.3.3)	105.7% to 151.8% of CDI Rate*	Jan/22 to Jun/29	66,531	206,924	273,455
Bonds (6.7.3.4)	3.95% USD	Jun/28	4,592	2,760,018	2,764,610
Bank borrowings (6.7.3.5)	CDI + 0.75% to CDI + 1.50%	Three to eighteen months	2,108,123	589,518	2,697,641
Debentures (6.7.3.6)	109.0% of CDI Rate*	Jul/22	399,509	—	399,509
Loans and financing			2,578,755	3,556,460	6,135,215

			3,873,561	4,488,828	8,362,389

(*)     “CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2022 was 12.38% (2021 – 4.42%).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.7.2.    Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2021	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2022

Obligations to FIDC AR III quota holders (Note 6.7.3.1)	2,206,043	—	—	(1,461,058)	—	—	207,795	952,780
Obligations to FIDC TAPSO quota holders (Note 6.7.3.2)	21,131	—	—	(1,515)	—	—	2,852	22,468
Leases (Note 6.7.3.3)	273,455	64,658	(52,913)	(99,829)	—	176	14,600	200,147
Bonds (Note 6.7.3.4)	2,764,610	—	—	(103,134)	—	(185,153)	110,980	2,587,303
Bank borrowings (Note 6.7.3.5)	2,697,641	3,499,986	—	(4,702,769)	4,464	—	289,105	1,788,427
Debentures (Note 6.7.3.6)	399,509	—	—	(421,691)	—	—	22,182	—
	8,362,389	3,564,644	(52,913)	(6,789,996)	4,464	(184,977)	647,514	5,551,125

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2021

Obligations to FIDC AR III quota holders (Note 6.7.3.1)	4,114,315	—	—	(2,064,720)	—	—	156,448	2,206,043
Obligations to FIDC TAPSO quota holders (Note 6.7.3.2)	20,476	—	—	(708)	—	—	1,363	21,131
Obligations to FIDC SOMA III quota holders	239,759	584,191	—	(864,747)	—	—	40,797	—
Leases (Note 6.7.3.3)	174,861	92,802	(14,474)	(83,610)	88,879	62	14,935	273,455
Bonds (Note 6.7.3.4)	—	2,477,408	—	(55,497)	—	282,580	60,119	2,764,610
Bank borrowings (Note 6.7.3.5)	390,830	9,222,889	—	(7,294,101)	258,797	—	119,226	2,697,641
Loans with private entities	745,051	—	—	(770,372)	—	—	25,321	—
Debentures (Note 6.7.3.6)	398,358	—	—	(17,596)	—	—	18,747	399,509
	6,083,650	12,377,290	(14,474)	(11,151,351)	347,676	282,642	436,956	8,362,389
6.7.3.    Description of loans and financing and obligations to FIDC quota holders
In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.
6.7.3.1.    Obligations to FIDC AR III quota holders
In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. The benchmark return rate is CDI + 1.5% per year.
Payments mainly refer to the amortization of the principal and the payment of interest of the first series of FIDC AR III.
6.7.3.2.    Obligations to FIDC TAPSO quota holders
In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.
In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.7.3.3.    Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
6.7.3.4.    Bonds
In June 2021, the Group issued its inaugural dollar bonds, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).
6.7.3.5.    Bank borrowings
During the year of 2022 the Group issued CCBs (bilateral unsecured term loans), with multiple counterparties and maturities ranging from short (less than 12 months) to long term (above 12 months). The principal and the interests of this type of loan are mainly paid at maturity. The proceeds of these loans were used mainly for the prepayment of receivables.
6.7.3.6.    Debentures
On June 12, 2019 Stone Instituição de Pagamentos S.A. approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, settled on July 1 , 2022. The Debentures were secured by Stone Instituição de Pagamentos S.A.’ accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.
The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.
6.8.    Derivative financial instruments, net

	2022	2021
Cross-currency interest rate swap used as hedge accounting instrument (Note 6.8.1)	(190,902)	201,202
Non-deliverable forward used as economic hedge instrument (Note 6.8.2)	(6,395)	(14,166)
Call options to acquire additional interest in subsidiaries	23,983	9,044
Derivative financial instruments, net	(173,314)	196,080
6.8.1    Hedge accounting – bonds
During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 6.7.3.4), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of December 31, 2022, are presented as follows.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of December 31, 2022 – Asset (Liability)	Loss recognized in income in 2022(a)	Loss recognized in OCI in 2022(b)	Fair value as of December 31, 2021 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(15,274)	(46,230)	(22,526)	25,736
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(14,836)	(52,821)	(22,168)	25,814
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(15,961)	(45,443)	(21,785)	24,307
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(26,179)	(53,814)	(31,664)	33,213
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(17,846)	(38,391)	(20,976)	21,615
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(17,403)	(45,649)	(21,126)	22,209
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10,374)	(30,233)	(10,042)	8,912
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10,455)	(23,493)	(9,954)	8,744
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(24,793)	(39,158)	(18,587)	12,290
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(12,101)	(30,378)	(9,661)	5,654
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(12,917)	(30,379)	(9,321)	6,808
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(12,763)	(23,300)	(9,412)	5,900
				Net amount	(190,902)	(459,289)	(207,222)	201,202

(a)Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized in 2021 was a gain of R$ 255,346
(b)Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of December 31, 2022 is a loss of R$ 261,366 (2021 - loss of R$ 54,144).
Additionally, in 2022 the Group paid R$ 274,407 on coupon payments of the cross-currency swaps described above.
6.8.2    Economic hedge
6.8.2.1    Currency hedge
The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk. As of December 31, 2022, the contracted exchange rate is between 5.19 and 5.32 Brazilian Reais per each 1.00 U.S. Dollar, covering an amount of US$ 65.5 million. The maturity of the operations is up to February 2023. In 2022, the amount related to these derivatives recognized in Statement of profit or loss was a revenue of R$ 25,827 (2021 - expense of R$ 9,744).
6.8.2.2    Interest rates hedge
The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy. The contracted annual rate is between 9.1% and 14.3%. The notional of the operations is R$ 5,225,105 and its maturity is up to April 2024. In 2022, the amount related to these derivatives recognized in Statement of profit or loss was an expense of R$ 9,262 (2021 - expense of R$ 20,321).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.    Financial risk management
The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes.
Financial risk management is carried out by the global treasury department (“Global treasury”) at the Group level, designed by the integrated risk management team, following policies approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.
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
6.9.1.    Credit risk
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
6.9.1.1.    Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
6.9.1.2.    Accounts receivable from card issuers
The Group, in accordance with the rules established by payment scheme networks, has instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain certain guarantees considering the credit risk of the issuer, sales volume, and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies. To date, the Group has not incurred losses from card issuer receivables.
6.9.1.3.    Loans designated at FVPL
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.2.    Market risk
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
6.9.2.1.    Interest rate risk
Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
The Group’s interest rate risk arises from the fact that certain assets (mostly cash and equivalents, short term investments and accounts receivables) and liabilities (loans, financing, obligations to FIDC quotaholders, etc) have different benchmarks (fixed or floating) and maturity dates. The Group may mitigate its exposure by enter into derivatives in which it will collect floating rates (CDI) and paying fixed rates.
6.9.2.2.    Foreign currency risk
The Group has both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (Pin Pads& POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2022 was income of R$ 18,955 a relatively low financial result, mainly from the interest rate differential on the USD/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.
The bonds issued by the Group are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
The Group’s exposure to foreign currency changes for all other currencies is not material.
6.9.2.3.    Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2022, R$ 214,765 in listed and unlisted equity securities.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.2.4.    Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.
The Group conducts a study on how market variables would impact the group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)

Interest Rates	Accounts receivables from credit card issuers, Accounts payables to clients and interest rate swaps	123	491	575
Foreign Currency Exchange	USD denominated asset/liabilities/derivatives	764	2,443	6,881
Equity Prices (a)	Traded Securities	19,355	43,730	99,469
(a)The Group holds equity stakes of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 95% on normal market conditions.
The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets.
6.9.3.    Liquidity risk
Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities at all times so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short-term investments of R$3,453,772 (2021 - R$1,993,037) that are expected to readily generate cash inflows for managing liquidity.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
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

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2022
Deposits from banking customers	4,023,679	—	—	—
Accounts payable to clients	16,542,963	35,775
Trade accounts payable	596,044	—	—	—
Loans and financing	2,255,110	431,180	1,231,989	2,729,500
Obligations to FIDC quota holders	1,028,562	—	—	—
Other liabilities	145,605	268,544		—
	24,591,963	735,499	1,231,989	2,729,500

At December 31, 2021
Deposits from banking customers	2,201,861	—	—	—
Accounts payable to clients	15,720,159	3,172	—	—
Trade accounts payable	372,547	—	—	—
Loans and financing	2,924,513	983,537	860,578	2,963,804
Obligations to FIDC quota holders	1,443,868	985,229	—	—
Other liabilities	145,500	32,501	340,144	—
	22,808,448	2,004,439	1,200,722	2,963,804
6.10.    Fraud risk
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.11.    Financial instruments by category

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solution	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	341,200	—	—	341,200
	853,425	7,660,824	20,773,715	29,287,964

At December 31, 2021
Short and Long-term investments	—	3,209,604	21,909	3,231,513
Financial assets from banking solution	—	2,346,474	—	2,346,474
Accounts receivable from card issuers	132,605	—	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	—	945,721
Derivative financial instruments(a)	—	219,324	—	219,324
Receivables from related parties	4,720	—	—	4,720
Other assets	474,557	—	—	474,557
	1,046,363	6,286,642	19,175,894	26,508,899

(a)Derivative financial instruments as of December 31, 2022 of R$190,902) (December 31, 2021 – R$201,202) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

	Amortized cost	FVPL	Total

At December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Loans and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247

At December 31, 2021
Deposits from banking customers	2,201,861	—	2,201,861
Accounts payable to clients	15,726,503	—	15,726,503
Trade accounts payable	372,547	—	372,547
Loans and financing	6,135,215	—	6,135,215
Obligations to FIDC quota holders	2,227,174	—	2,227,174
Derivative financial instruments	—	23,244	23,244
Other liabilities	165,502	328,456	493,958
	26,828,802	351,700	27,180,502

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.    Fair value measurement
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	2022			2021
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments(a)	3,668,537	3,668,537	I /II	3,231,513	3,231,513	I /II
Financial assets from banking solution(e)	3,960,871	3,960,871	I	2,346,474	2,346,474	I
Accounts receivable from card issuers(b)	20,748,857	20,748,668	II	19,286,590	19,283,921	II
Trade accounts receivable (c)(d)	522,046	522,046	II / III	945,721	945,721	II / III
Derivative financial instruments(f)	36,400	36,400	II	219,324	219,324	II
Receivables from related parties(c)	10,053	10,053	II	4,720	4,720	II
Other assets(c)	341,200	341,200	II	474,557	474,557	II
	29,287,964	29,287,775		26,508,899	26,506,230

Financial liabilities
Deposits from banking customers(g)	4,023,679	4,023,679	II	2,201,861	2,201,861	II
Accounts payable to clients(i)	16,614,513	16,025,373	II	15,726,503	14,628,794	II
Trade accounts payable	596,044	596,044	II	372,547	372,547	II
Loans and financing(h)	4,575,877	4,564,864	II	6,135,215	6,121,966	II
Obligations to FIDC quota holders(h)	975,248	973,614	II	2,227,174	2,324,553	II
Derivative financial instruments(f)	209,714	209,714	II	23,244	23,244	II
Other liabilities(c)(j)(k)	756,172	756,172	II/III	493,958	490,634	II/III
	27,751,247	27,149,460		27,180,502	26,163,599

(a)Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.
(b)For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.
(c)The carrying values of Trade accounts receivable, Receivables from related parties, Other assets, Trade accounts payable and Other liabilities are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days.
(d)Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 26,866 . As of December 31, 2022, this portfolio registered a gain of R$7,902 (loss of R$381,430 - December 31, 2021), and total net cashflow effect was an inflow of R$ 496,600 (R$754,015 - December 31, 2021). Loans fair value are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

	2022	2021

At January 1	511,240	1,646,685
Disbursements	—	1,155,921
Collections	(496,600)	(1,909,936)
Interest income recognized in the statement of profit or loss as Financial Income	338,717	924,775
Fair value recognized in the statement of profit or loss as Financial income	(326,491)	(1,306,205)
At December 31	26,866	511,240
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
    In determining the discount rate, we consider that the rate should be a current rate commensurate with the nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.
    The Group has performed sensitivity analysis considering an increase of 100 basis points in discount rate combined with a decrease of 15% in recovery curve. The result of the combined effect of both changes was a decrease of Loans designated at FVPL in the total amount of R$ 2,301.
(e)Sovereign bonds are priced using quotations from Anbima public pricing method.
(f)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of market observable inputs.
(g)The fair value of deposits from banking customers is assumed to approximate their amortized cost considering the immediate liquidity due to costumers’ payment account deposits.
(h)The fair values of Loans and financing, and Obligations to FIDC quota holders are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.
(i)The fair value of Accounts payable to clients is estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.
(j)There are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability. The movement and balance of the contingent consideration are as follows:

	2022	2021
At January 1	328,456	269,162
Additions (Note 21.3.4)	39,974	41,666
Balance arising from business combination	—	14,605
Remeasurement at fair value recognized in the statement of financial position as Intangible assets – Goodwill	—	1,759
Remeasurement at fair value recognized in the statement of profit or loss as Other income (expenses), net	(42,830)	(9,881)
Payments	(32,157)	(4,000)
Interest recognized in the statement of profit or loss as Financial expenses, net	16,413	15,145
At December 31	309,856	328,456
The Group has performed sensitivity analysis of contingent consideration considering an increase of 10% and a decrease of 10% in projections of revenue and EBITDA. The result would be an increase of this liability in the amount of R$ 50,425 considering increase in unobservable inputs and a decrease of this liability in the amount of R$ 49,940 considering decrease in unobservable inputs.
(k)The Group issued put options over Reclame Aqui’s non-controlling interests, together with business combination (Note 21.3). The Company does not have a present ownership interest in the shares held by non-controlling shareholders, so the Group has elected as accounting policy for such put options to derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the amount recognized as financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 264,291 was recorded in the consolidated statement of financial position as of December 31, 2022 as a financial liability under Other liabilities (2021 - nil).
As of December 31, 2022 and December 31, 2021, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
6.13.    Capital management
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
The Group monitors its capital structure based on standard leverage and capitalization metrics, and its strategy is to keep a positive balance of Adjusted net cash.
As from 2022, Adjusted net cash calculation includes Financial assets from banking solution and Deposits from banking customers. Amounts related to 2021 were recasted for comparison purposes.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The adjusted net cash as of December 31, 2022 and 2021 was as follows:

	2022	2021 (Recasted)

Cash and cash equivalents	1,512,604	4,495,645
Financial assets from banking solution	3,960,871	2,346,474
Short-term investments	3,453,772	1,993,037
Accounts receivable from card issuers	20,748,857	19,286,590
Derivative financial instruments(a)	12,418	210,280
Adjusted cash	29,688,522	28,332,026

Accounts payable to clients	(16,614,513)	(15,726,502)
Loans and financing(b)	(4,375,730)	(5,861,760)
Deposits from banking customers	(4,023,679)	(2,201,861)
Obligations to FIDC quota holders	(975,248)	(2,227,174)
Derivative financial instruments	(209,714)	(23,244)
Adjusted debt	(26,198,884)	(26,040,541)

Adjusted net cash	3,489,638	2,291,485

(a)Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;
(b)Loans and financing exclude the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone Pagamentos and Stone SCD maintain a minimum equity.
Stone Pagamentos
Stone Pagamentos must permanently maintain minimum equity in an amount corresponding to specific volume of transactions executed by it or the balance of electronic currencies issued by the institution, following the requirements of Circular BCB nº 3,681/13, which is valid until June 30, 2023.
As from July 1, 2023, Circular BCB nº 3,681/13 will be replaced by several rules, which are aligned with the regulatory requirements pursuant to the Basel Accords. Under new regulation, minimum required capital is calculated based on risk weighted assets.
On December 31, 2022 Stone Pagamentos equity is R$1,273,363, which is higher than the required equity of R$615,181.
Stone SCD
Stone SCD is classified as S5 Segment under BACEN rules, for which simpler rules of capital requirements apply. Stone SCD must permanently maintain minimum equity in an amount corresponding to 17% of its risk weighted assets, following the requirements of Resolução CMN nº 4,606/17.
On December 31, 2022 Stone SCD equity is R$693,091, which is higher than the required equity of R$112,119.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
7.    Recoverable taxes

	December 31, 2022	December 31, 2021

Withholding income tax on finance income(a)	87,701	85,942
Income tax and social contribution	9,872	65,773
Others withholding income tax	36,212	30,454
Contributions over revenue(b)	3,410	24,076
Other taxes	13,761	8,592
	150,956	214,837

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.
8.    Income taxes
8.1.    Accounting policy
8.1.1.    Current income and social contribution taxes
Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax rules used to determine tax assets and liabilities are those that are in force on the balance sheet date in the countries where the Group operates and generates taxable income.
StoneCo Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction. The income earned by StoneCo Ltd. from its operations abroad can be subject to income tax at the main rate of 15%.
The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).
The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax rules, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.
Payments are made monthly, in anticipation of the amount which will be due by the year-end.
8.1.2.    Deferred income and social contribution taxes
Deferred tax assets or liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the Consolidated statement of financial position at each period. Deferred tax assets may also be recognized over unused tax losses.
Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Company that demonstrate expectation of future taxable profits according to management projections.
The income tax and social contribution expense is recognized in the Consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in other comprehensive income, in which case the related deferred tax assets or liabilities are also recognized against other comprehensive income. In this case, the Group presents these items in the Consolidated Statement of Other Comprehensive Income net of related tax effect.
Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, when appropriate.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
Deferred tax assets and liabilities are presented net in the Consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.
8.2.    Significant judgments, estimates and assumptions
Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. A significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.
8.3.    Reconciliation of income tax expense
The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020

Profit (loss) before income taxes	(387,290)	(1,445,554)	1,127,662
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	131,679	491,488	(383,405)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	48,594	3,931	98,376
Profit (loss) from entities subject to different tax rates - Mark-to-market on equity securities designated at FVPL	(290,039)	(429,832)	—
Other permanent differences	(10,609)	4,325	(4,777)
Equity pickup on associates	(1,220)	(3,548)	(2,359)
Unrecorded deferred taxes	(33,465)	(40,165)	(31,531)
Previously unrecognized on deferred income tax (temporary and tax losses)	1,292	22,492	—
Unrealized gain on previously held interest on acquisition	—	6,161	1,017
Interest payments on net equity	560	5,933	12,276
R&D Tax Benefits	10,275	4,688	13,107
Other tax incentives	3,827	2,733	7,080
Total income tax and social contribution benefit/(expense)	(139,106)	68,206	(290,216)
Effective tax rate	(36%)	5%	26%

Current income tax and social contribution	(292,172)	(171,621)	(216,886)
Deferred income tax and social contribution	153,066	239,827	(73,330)
Total income tax and social contribution benefit/(expense)	(139,106)	68,206	(290,216)

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
8.4.    Deferred income taxes by nature

	December 31, 2021 (Recasted)	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2022

Assets at FVOCI	127,335	88,395	—	—	215,730
Losses available for offsetting against future taxable income	317,725	—	67,909	—	385,634
Other temporary differences	107,364	—	166,261	—	273,625
Tax deductible goodwill	111,298	—	(42,281)	—	69,017
Share-based compensation	41,150	—	17,665	—	58,815
Contingencies arising from business combinations	48,284	—	3,029	—	51,313
Assets at FVPL	(4,583)	—	3,590	—	(993)
Technological innovation benefit	(18,493)	—	(13,064)	—	(31,557)
Temporary differences under FIDC	(69,556)	—	(78,368)	—	(147,924)
Intangible assets and property and equipment arising from business combinations	(709,943)	—	28,325	(12,318)	(693,936)
Deferred tax, net	(49,419)	88,395	153,066	(12,318)	179,724

8.5.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 144,529 (December 31, 2021 – R$ 104,920) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.
9.    Property and equipment
9.1.    Accounting policy
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (see note 9.3 for more details). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under ¨Disposal of property and equipment¨ Pin Pads & POS held by customers that are not being used in the last 180 or 360 days, depending on the category of customer.
9.2.    Significant judgments, estimates and assumptions
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
The Group evaluate the useful life of Property and equipment and Intangible assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2022.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 10
Facilities	3 – 14
Property	34
Furniture and fixtures	3 – 10
Machinery and equipment	5 – 14
Vehicles and airplanes	2 – 10
9.3.    Changes in Property and equipment

	Balance at 12/31/2021	Additions	Disposals (a)	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2022

Cost
Pin Pads & POS	1,498,271	569,895	(119,784)	—	—	—	1,948,382
IT equipment	246,543	19,807	(5,322)	—	25	1,352	262,405
Facilities	90,186	5,005	(2,949)	(285)	(137)	—	91,820
Machinery and equipment	25,776	5,445	(11,520)	186	3,610	24	23,521
Furniture and fixtures	24,754	1,123	(1,849)	1	3	118	24,150
Vehicles and airplane	43,586	97	(16,433)	87	(41)	—	27,296
Construction in progress	14,078	43,652	(7,410)	—	—	—	50,320
Right-of-use assets - equipment	4,629	194	—	—	—	—	4,823
Right-of-use assets - vehicles	31,547	18,171	(5,924)	—	—	—	43,794
Right-of-use assets - offices	238,329	28,817	(61,314)	(211)	(171)	—	205,450
	2,217,699	692,206	(232,505)	(222)	3,289	1,494	2,681,961

Depreciation
Pin Pads & POS	(438,346)	(379,442)	77,320	—	—	—	(740,468)
IT equipment	(95,553)	(55,803)	5,968	—	(18)	—	(145,406)
Facilities	(25,066)	(13,497)	726	—	98	—	(37,739)
Machinery and equipment	(17,861)	(4,613)	3,792	—	111	—	(18,571)
Furniture and fixtures	(5,516)	(2,424)	890	—	(4)	—	(7,054)
Vehicles and airplane	(2,498)	(3,534)	3,593	—	2	—	(2,437)
Right-of-use assets - equipment	(505)	(526)	—	—	—	—	(1,031)
Right-of-use assets - Vehicles	(14,187)	(13,125)	5,649	—	—	—	(21,663)
Right-of-use assets - Offices	(48,647)	(40,449)	22,682	—	—	—	(66,414)
	(648,179)	(513,413)	120,620	—	189	—	(1,040,783)

Property and equipment, net	1,569,520	178,793	(111,885)	(222)	3,478	1,494	1,641,178

(a)Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2020	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Business combination	Balance at 12/31/2021

Cost
Pin Pads & POS	736,775	851,106	(107,555)	—	—	17,945	1,498,271
IT equipment	128,244	78,139	(4,229)	(2,747)	—	47,136	246,543
Facilities	40,524	14,011	(4,282)	2,818	(8)	37,123	90,186
Machinery and equipment	18,242	1,496	(126)	2,683	30	3,451	25,776
Furniture and fixtures	14,629	2,858	(819)	64	8	8,014	24,754
Vehicles and airplane	16,261	30,594	(13,058)	—	43	9,746	43,586
Construction in progress	81	20,197	(5,255)	(2,818)	—	1,873	14,078
Right-of-use assets - equipment	—	536	(854)			4,947	4,629
Right-of-use assets - vehicles	20,007	13,670	(2,130)	—	—	—	31,547
Right-of-use assets - offices	126,571	73,506	(35,144)	—	—	73,396	238,329
	1,101,334	1,086,113	(173,452)	—	73	203,631	2,217,699
Depreciation
Pin Pads & POS	(248,704)	(204,355)	14,713	—	—	—	(438,346)
IT equipment	(57,801)	(40,092)	2,340	—	—	—	(95,553)
Facilities	(17,180)	(9,306)	1,420	—	—	—	(25,066)
Machinery and equipment	(14,140)	(3,756)	35	—	—	—	(17,861)
Furniture and fixtures	(3,882)	(1,821)	187	—	—	—	(5,516)
Vehicles and airplane	(1,544)	(5,227)	4,273	—	—	—	(2,498)
Right-of-use assets - equipment	—	(505)	—	—	—	—	(505)
Right-of-use assets - Vehicles	(6,906)	(8,545)	1,264	—	—	—	(14,187)
Right-of-use assets - Offices	(33,943)	(37,023)	22,319	—	—	—	(48,647)
	(384,100)	(310,630)	46,551	—	—	—	(648,179)
Property and equipment, net	717,234	775,483	(126,901)	—	73	203,631	1,569,520
9.4.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2022	2021	2020

Cost of services	529,793	299,240	162,202
General and administrative expenses	226,353	161,331	59,593
Selling expenses	43,879	46,798	34,499
Other income (expenses), net	301	—	—
Depreciation and Amortization charges	800,326	507,369	256,294
Depreciation charge	513,413	310,630	185,335
Amortization charge (Notes 10.3)	286,913	196,739	70,959
Depreciation and Amortization charges	800,326	507,369	256,294

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
9.5.    Impairment test
As of December 31, 2022, 2021 and 2020, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the CGU level in connection with intangible assets and investments in associates, as described in Note 10.4.
10.    Intangible assets
10.1.    Accounting policy
10.1.1.    Initial recognition
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
10.1.2.    Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2022 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.
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
10.1.3.    Impairment test
The Group performs the impairment test of the assets in the scope of IAS 36 when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.
Assets are tested individually, whenever possible, or allocated to Cash Generating Units (“CGUs”) or groups of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or groups of CGUs, that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.
The impairment test consists in the comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or groups of CGUs is the higher of (i) their fair value less costs of disposal and (ii) their value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
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
Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except impairment losses of goodwill.
See Note 10.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.
10.2.    Significant judgments, estimates and assumptions
10.2.1.    Estimated useful lives
The useful lives for the intangible assets are presented below:

Estimated useful lives (years)

Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.90
Non-compete agreement	5
Licenses	1 – 5
The Group reviewed the useful lives of its intangible assets in 2022. In June 2022, the Group verified a change in the consumption pattern of certain Software internally generated, adjusting the useful lives of those assets from 3 years to 4 or 10 years, depending on the technology characteristics. The effect of the mentioned change was treated as a change in an estimate in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 38 – Intangible Assets and therefore should be applied prospectively. The change resulted in a decrease of R$28,783 in the amortization expense in the consolidated statement of profit or loss for the period ended December 31, 2022.
10.2.2.    Value in use calculation in the impairment test
The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
10.3.    Changes in Intangible assets

	Balance at 12/31/2021 (Recasted)	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2022

Cost
Goodwill - acquisition of subsidiaries	5,591,489	—	(22,774)	—	—	(12,111)	90,817	5,647,421
Customer relationship	1,747,444	21,075	(4,015)	—	—	(152)	29,053	1,793,405
Trademarks and patents(a)	262,036	—	—	—	—	—	288,964	551,000
Software	1,066,470	207,086	(170,997)	17,117	1,754	(4,480)	45,361	1,162,311
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	12,443	—	(6,073)	—	—	(696)	—	5,674
Software in progress	43,960	43,115	(3,138)	(17,117)	—	—	—	66,820
Right-of-use assets - Software	72,463	16,728	(937)	—	—	—	—	88,254
	8,822,329	288,004	(207,934)	—	1,754	(17,439)	454,195	9,340,909
Amortization
Customer relationship	(217,090)	(73,897)	9,650	—	—	3,305	—	(278,032)
Trademarks and patents(a)	(6,908)	(3,908)	—	—	—	—	—	(10,816)
Software	(264,399)	(174,358)	100,754	—	—	68	—	(337,935)
Non-compete agreement	(1,106)	(6,645)	—	—	—	—	—	(7,751)
Operating license	(10,854)	(3,801)	6,073	—	—	2,474	—	(6,108)
Right-of-use assets - Software	(44,454)	(24,304)	823	—	—	—	—	(67,935)
	(544,811)	(286,913)	117,300	—	—	5,847	—	(708,577)

Intangible assets net	8,277,518	1,091	(90,634)	—	1,754	(11,592)	454,195	8,632,332

(a) As of December 31, 2022, the amount of R$ 214,728 refers to indefinite useful-life Trademarks and patents.

	Balance at 12/31/2020	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2021 (Recasted)
Cost
Goodwill - acquisition of subsidiaries	654,044	349	(8,630)	—	—	46	4,945,680	5,591,489
Customer relationship	268,640	2,150	—	—	—	(154)	1,476,808	1,747,444
Trademarks and patents(a)	12,043	1,549	(13)	—	—	—	248,457	262,036
Software	314,713	204,316	(18,660)	25,167	368	(1,435)	542,001	1,066,470
Non-compete agreement	1,659	—	—	—	—	—	24,365	26,024
Licenses for use - payment arrangements	(11,435)	15,104	—	(3,669)	—	—	—	—
Operating license	5,674	—	—	—	—	(352)	7,121	12,443
Exclusivity right	38,827	—	—	—	—	—	(38,827)	—
Software in progress	38,816	35,552	(8,910)	(21,498)	—	—		43,960
Right-of-use assets - Software	66,837	5,626	—	—	—	—	—	72,463
	1,389,818	264,646	(36,213)	—	368	(1,895)	7,205,605	8,822,329
Amortization
Customer relationship	(164,080)	(53,114)	—	—	—	104	—	(217,090)
Trademarks and patents(a)	(9,649)	2,741	—	—	—	—	—	(6,908)
Software	(153,174)	(109,836)	1,212	(2,867)	—	266	—	(264,399)
Non-compete agreement	(1,106)	—	—	—	—	—	—	(1,106)
Licenses for use - payment arrangements	(1,924)	(943)	—	2,867	—	—	—	—
Operating license	(5,342)	(5,790)	—	—	—	278	—	(10,854)
Exclusivity right	(647)	647	—	—	—	—	—	—
Right-of-use assets - Software	(14,010)	(30,444)	—	—	—	—	—	(44,454)
	(349,932)	(196,739)	1,212	—	—	648	—	(544,811)

Intangible assets, net	1,039,886	67,907	(35,001)	—	368	(1,247)	7,205,605	8,277,518

(a) As of December 31, 2021, the amount of R$ 202,140 refers to indefinite useful-life Trademarks and patents.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
10.4.    Impairment test
As of December 31, 2022, and 2021, there were no indicators of impairment of finite-life intangible assets.
The Group performs its annual mandatory impairment test by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2021, the group had six different CGUs, considering relevant factors such as the Group’s management structure and the acquisition of Linx. During 2022, the Group began to be managed and monitored considering two segments, namely Financial Services and Software. From this scenario, the identification of CGUs was reviewed by the Group considering the synergy of the software companies and if the cash flows of one CGU are largely independent of other CGUs. In face of that, on November 30, 2022, the Group defined five different CGUs, as follows:

CGU	Description	Goodwill allocated (as of November 30, 2022)	Indefinite useful-life intangible assets allocated (as of November 30, 2022)

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services. This CGU includes operating companies and their respective holding companies.	444,140	14,497

CGU 2 – Financial assets register(a)	This CGU comprises only TAG, whose activity is related to financial assets registration. Due to the specific service provided by this company and its independence of the other Group’s companies, the Group considers TAG as a separate CGU.	-	-

CGU 3 – Software(b)	In this CGU are included the technology companies that aim to provide new offers to customers related to the technology platform of the Group. This CGU includes operating companies and their respective holding companies.	5,157,083	214,219

CGU 4 – Pinpag	This CGU comprises only Pinpag, provider of financial solutions in electronic means of payment. Due to the independence of the other Group’s companies, the Group considers Pinpag as a separate CGU.	44,535	3,057

CGU 5 – Cappta(a)	This CGU comprises only Cappta, whose activity is related to customized financial solutions to customers as installment and financing. Due to the independence of the other Group’s companies, the Group considers Cappta as a separate CGU.	-	-

(a) Despite being separate CGU’s, TAG and Cappta have no goodwill or and / or indefinite useful-life intangible assets.
(b) The amount of goodwill reflects the final purchase-price allocation of Reclame Aqui, concluded in December 31,2022.

The Group performed its annual impairment test as of November 30, 2022 and as of December 31, 2021 which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs. As from 2022 we changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets from December 31 to November 30 in order to better align the date with the timing of our financial budgeting and forecasting cycle and to allow more time to perform the test from the date of the test to the date of approval of our financial statements. In future years, we may further anticipate the timing of our financial budgeting and forecasting cycle which may impact the timing of the mandatory annual impairment test, however no earlier than September 30.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The recoverable amount of the Group’s CGUs as of November 30, 2022 and as of December 31, 2021 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a period of 5 years in 2022, and from 5 to 10 years in 2021, depending on the characteristics of each CGU.
The key assumptions considered in value in use calculation are as follows:
•Average free cash flow to equity for the five years forecasted period.
•Average annual growth rate over the five years forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.
•Considered a pre-tax discount rate applied to discount future cash flows of between 12.2% and 14.4% (2021 – between 10.5% and 18%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.
•Considered a perpetuity growth rate of 6.0% (2021 – between 4.3% and 6.5%), based on long-term local inflation and real growth.
The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) an increase of 100 basis points in the pre-tax discount rate; (ii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow; (iii) a decrease of 1000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; and (iv) a decrease of 10% in the value of the expected synergies between the CGU 1 – Financial services and the CGU 3 – Software. The sensitivity analysis would not result in an impairment loss on the CGUs carrying amounts, except for the CGU 3 – Software in the scenarios described as follows.
The recoverable amount of the CGU 3 – Software exceeds it carrying amount by R$481,202. The Group would recognize an impairment loss of R$693,776 on goodwill allocated to this CGU if the pre-tax discount rate increased from 12.2% to 13.2%. A pre-tax discount rate up to 12.5% would not result in an impairment loss. The Group would recognize an impairment loss of R$28,071 on this CGU with a reduction of the perpetuity rate from 6.0% to 5.5%. A perpetuity rate up to 5.53% would not result in an impairment loss. The Group would recognize an impairment loss of R$84,776 on this CGU if the average annual growth of the free cash flow is reduced by 1000 basis points. A decrease up to 850 basis points in the average annual growth of the free cash flow would not result in an impairment loss.
11.    Taxes payable

	2022	2021

Income tax (IRPJ and CSLL)(a)	223,764	107,014
Contributions over revenue (PIS and COFINS)(b)	51,065	26,392
Withholding income tax	27,582	22,640
Taxes on services (ISS)(c)	11,702	8,449
Withholding taxes from services taken(d)	6,802	6,362
Other taxes and contributions	8,190	5,596
	329,105	176,453

(a)Some revenues in investment funds only pay income tax when redemption occurs. Under this condition, on December 31, 2022 there are R$208,939 (R$95,511 on December 31, 2021) recorded as income tax on the accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense are recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 7).
(b)PIS and COFINS are measured based on the revenues of the Brazilian entities of the Group. This tax expense is recognized as a deduction to gross revenue.
(c)ISS is recognized as a deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.
(d)Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
12.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the controlling investors, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
The following transactions were carried out with related parties:

	2022	2021	2020

Sales of services
Associates (legal and administrative services)(a)	86	23	11
Entity controlled by management personnel(b)	3	10	—
	89	33	11
Purchases of goods and services
Entity controlled by management personnel (b)	—	(1,531)	(16,652)
Associates (transaction services)(c)	(1,800)	(1,119)	(2,032)
Service provider	—	(440)	—
	(1,800)	(3,090)	(18,684)

(a)Related to services provided to Trinks.
(b)Related to consulting and management services with Genova Consultoria e Participações Ltda., Travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund.
(c)Related mainly to expenses paid to Trinks Serviços de Internet, RH Software and APP Sistemas for consulting services, marketing expenses and sales commissions and software license to new customers acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2022, some officers and directors were subscribed to the Group’s banking solution. The total amount recognized in Deposits from banking customers is R$ 86 (December 31, 2021 – R$ 36).
12.1.    Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2022	2021

Loans to management personnel	6,121	4,663
Convertible loans to associate	3,932	57
Receivables from related parties	10,053	4,720
As of December 31, 2022, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
The Group has outstanding loans with certain management personnel. The loans are payable in three years to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
12.2.    Key management personnel compensation
Management includes executive officers and members of board of directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2022 and 2021, compensation expense was as follows:

	December 31, 2022	December 31, 2021

Short-term benefits	45,169	13,621
Share-based payments (Note 18.4)	64,038	29,332
	109,207	42,953
13.    Provision for contingencies
13.1 Accounting policy
Some entities of the StoneCo Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.
Provisions for legal claims (labor, civil and tax) are recognized when (i) there is a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle such obligation; and (iii) a reliable estimate can be made of the amount of the obligation.
If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured by the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are recognized at the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation whenever the effect of the time value of money is material. The increase in the provision due to the passage of time is recognized as Financial expenses, net.
Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.
The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.
13.2 Significant judgments, estimates and assumptions
Provisions for the judicial and administrative proceedings are recorded when the risk of loss is considered probable and the amounts can be reliably measured, based on the best available information.
This evaluation is done based on (i) the nature, complexity, and history of the lawsuits, and (ii) the opinion of legal counsel internal and external.
Provisions are made when the risk of loss is assessed as probable and the amounts involved can be measured with sufficient accuracy. They are fully or partially reversed when the obligations cease to exist or are reduced.
Given the uncertainties arising from the lawsuits, it is not practicable to determine the timing of any cash outflow.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
13.3.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax (a)	Total

Balance as of December 31, 2020	9,572	578	—	10,150
Additions	12,376	6,090	184	18,650
Reversals	(4,773)	(8,249)	(1,365)	(14,387)
Interests	1,847	402	4,068	6,317
Payments	(9,318)	(58)	(804)	(10,180)
Business combination (a)	5,906	17,620	147,773	171,299
Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	29,460	8,759	9,491	47,710
Reversals	(13,471)	(1,654)	(13,736)	(28,861)
Interests	2,030	1,239	16,208	19,477
Payments	(8,305)	(267)	(1,227)	(9,799)
Balance as of December 31, 2022	25,324	24,460	160,592	210,376

(a) Under business combination rules, the Group recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2022 regarding tax matters on business acquired from Linx Sistemas represents R$92,206 (R$82,012 on December 31, 2021).

13.4.    Possible losses, not provided for in the statement of financial position
The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	December 31, 2022	December 31, 2021

Civil	178,809	130,908
Labor	238,523	62,299
Tax	140,658	30,324
Total	557,990	223,531
The nature of the civil is summarized as follows:
•Some entities of the Group are party to several civil lawsuits whose objects are connected with its ordinary operation. The lawsuits are related to (i) a potential underhand use of the payment accounts (possible wire fraud) in the amount of R$74,474 as of December 31, 2022 (R$12,151 as of December 31, 2021), (ii) risk analysis and retention of receivables, of R$29,619 as of December 31, 2022 (R$13,696 as of December 31, 2021), (iii) collection of commercial partners, responsible for part of the capture and indication of commercial establishments, of R$10,461 as of December 31, 2022 (R$9,728 as of December 31, 2021), (iv) clients discussing the existence of disputed transactions through credit card (Chargebacks), of R$5,344 as of December 31, 2022 (R$3,527 as of December 31, 2021) and (v) subacquirers and/or its affiliated establishments discussing possible payment divergence, of R$7,839 as of December 31, 2022 (R$13,972 as of December 31, 2021).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The nature of the labor litigations is summarized as follows:
•In the Labor Courts, the Group is frequently sued in two cases: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies, contracted by Stone. In these respective claims, the nature is mostly related to the placement of the claimant in a different trade union and payment of overtime. The value of these lawsuits is claimed by the former employees at the beginning of the proceeding. When the lawsuit starts, the amounts of possible contingencies usually correspond to the total amount requested by the claimants. Within further developments, this amount is re-evaluated and the risk amount reported may change, especially according to Court decisions.
The nature of the tax litigations is summarized as follows:
•Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the update tax amount for failure to issue ancillary tax obligations. As of December 31, 2022, the updated amount recorded as a probable loss is R$ 24,715 (R$ 21,934 as of December 31, 2021), and the amount of R$ 28,130 (R$ 27,376 as of December 31, 2021) is considered as a possible loss (contingency arising from Linx´s acquisition).
    During the third quarter of 2022, we received a tax assessment issued by the municipal tax Authority relating to the allegedly insufficient payment of tax on services and the total amount of R$ 64,309 classified as possible loss (as of December 31, 2022, the updated amount recorded is R$ 93,605). The case is being challenged at the administrative level of the court.
13.5.    Judicial deposits
For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2022 is R$17,682 (2021 - R$14,887), which are included in Other assets in the non-current assets.
14.    Equity
14.1.    Authorized capital
The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
14.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
Below are the movements in the quantity of shares during 2022 and 2021:

	Number of shares
	Class A	Class B	Total

At December 31, 2020	257,479,140	51,782,702	309,261,842
Issuance	3,132,970	—	3,132,970
Conversions	5,741,517	(5,741,517)	—
Vested awards	136,436	—	136,436
At December 31, 2021	266,490,063	46,041,185	312,531,248
Conversions	27,292,415	(27,292,415)	—
Vested awards(a)	342,351	—	342,351
At December 31, 2022	294,124,829	18,748,770	312,873,599

(a)The Company delivered 226,691 RSUs, through the issuance of shares. Additionally, 115,660 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

14.3.    Treasury shares
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
As of December 2022, the Company holds 233,772 (December 2021 - 3,599,848) class A common shares in treasury. The reduction in treasury shares mainly refers to: (a) the acquisition of Reclame Aqui, in which the company transferred, in February 2022, 1,977,391 class A common shares, previously held in treasury, to some of the selling shareholders, (b) to the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui, (c) delivery of vested awards of 281,359 and (d) other movements of 132,608.
14.4.    Incentive shares
In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive at that time a cash bonus which they, at their option, may use to purchase a specified number of shares.
Incentive Shares are subject to a 10 year lock-up period, after that the shares are free and clear for transfer. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right (but not the obligation) to acquire the shares for the price originally paid by the participant less an applicable discount, and paying in a monthly basis according with the time remaining to end of the Lock-up period, as presented below.

Time remaining to the end of the Lock-up year	Discount	Monthly Installments

7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has an option to repurchase the shares at the then-current share price.
Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three years separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.
The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to three years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.
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
The incentives shares granted were classified and recognized as equity settled transaction. During 2022 and 2021, there were no repurchases of Class A common shares (During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration). In December 2022, the participants of the plan hold 5,321,769 Incentive Shares.
15.    Earnings (loss) per share
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
The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2022	2021	2020

Net income (loss) attributable to Owners of the Parent	(519,417)	(1,358,813)	854,071
Numerator of basic and diluted EPS	(519,417)	(1,358,813)	854,071
As of December 31, 2022, the shares of a non-compete agreement signed with the Linx founders selling shareholders were adjusted to basic and diluted EPS calculation, shares that will be delivered in annual installments until 2026.
As of December 31, 2022, the Group used Treasury shares in the acquisition of Reclame Aqui, which were adjusted to basic and diluted EPS calculation since the acquisition date.
As of December 31, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.
As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The following table contains the earnings per share of the Group for the years ended December 31, 2022, 2021 and 2020 (in thousands except share and per share amounts):

	2022	2021	2020

Numerator of basic EPS	(519,417)	(1,358,813)	854,071

Weighted average number of outstanding shares	311,880,008	308,905,398	289,289,033
Denominator of basic EPS	311,880,008	308,905,398	289,289,033

Basic earnings (loss) per share - R$	(1.67)	(4.40)	2.95

Numerator of diluted EPS	(519,417)	(1,358,813)	854,071

Share-based payments(a)	—	—	4,448,505
Weighted average number of outstanding shares	311,880,008	308,905,398	289,289,033
Denominator of diluted EPS	311,880,008	308,905,398	293,737,538

Diluted earnings (loss) per share - R$	(1.67)	(4.40)	2.91

(a)Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the year ended December 31, 2022 and 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.
16.    Revenue and income
16.1.    Accounting policy
16.1.1.    Revenue from contracts with clients
Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps:
•Identification of the contract with a client;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract;
•Recognition of revenue when or as the entity satisfies a performance obligation.
Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The revenue from contracts with clients of the Company is presented as follows.
16.1.1.1. Transaction activities and other services
The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.
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
The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:
•The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;
•The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and
•The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.
Other services mainly comprises:
•Membership fee charged from customers of specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. The revenue is recognized at agreement inception, which is the moment when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;
•Fee charged from customers due to services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by Stone), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and others transactions). The revenue is recognized at each transactions date.
16.1.1.2. Subscription services and Equipment rental
The Group provides (a) subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure, and revenues related to technological support, help desk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services, (b) non-recurring services, that involves implementation services, including personalization, training, software licenses and other services, (c) revenue from royalties of software licenses, and (d) operating leases of electronic capture equipment to clients.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
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
The Group’s non-recurring revenues are recognized in proportion to the stage of completion of the service, and revenue from royalties are recognized when (a) it is determined when all risks and rewards of the license are transferred upon the availability of the software and (b) the amount may be reliably measured, and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.
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
16.1.1.3. Contracts with multiple performance obligations
The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.
16.1.1.4. Costs to obtain and fulfill a contract
The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2022, the Group had a carrying amount of R$199,920 (2021 – R$215,663) recognized under Other assets and R$97,982 (2021 – R$101,008) as amortization recognized in the statement of profit or loss.
16.1.2.    Financial income
Comprised mainly of:
•discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full at the moment the amount is prepaid to the client;
•floating interest rate revenues from banking solutions;
•interest income on loans; and
•fair value adjustment on loans to customers included in Trade accounts receivable and designated at FVPL until June 30, 2021.
16.1.3.    Other financial income
Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.
16.1.4.    Deferred revenue
As a result of the Linx acquisition, the Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities”.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
Also, the Group records deferred revenue related to services paid by the clients but to be executed in the future from the conclusion of the contract with the client. The amount related to services paid by the client but to be executed in the future is recognized in the statement of financial position as deferred revenue under “Other liabilities”.
The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss along the time in which the promised services are executed.
16.1.5.    Sales taxes
Revenues, expenses and assets are recognized net of sales tax, except:
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”)(a)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”)(a)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”)(b)	2.00% - 5.00%	0	0
Social security levied on gross revenue (“INSS”)(c)	4.50%	0	0

(a)PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 16.3) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 7) and are offset on a monthly basis against Taxes payable (Note 11) and presented net, as the amounts are due to the same tax authority.
(b)ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 16.3 ) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.
(c)INSS is a social security charge levied on wages paid to employees. The subsidiaries Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A. and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.
16.2. Significant judgments, estimates and assumptions
16.2.1 Expected life of merchants
The company estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.
The estimate is annually revised, and is related to the average time that are expected that the merchants will process transactions with the Group, through the experience observed in the customers' life cycle.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
16.3.    Timing of revenue recognition

	2022	2021	2020

Net revenue from transaction activities and other services	2,617,407	1,626,853	1,144,086
Recognized at a point in time	2,617,407	1,626,853	1,144,086

Net revenue from subscription services and equipment rental	1,760,915	1,071,932	388,033
Financial income	4,638,022	1,877,683	1,647,017
Other financial income	572,601	247,293	140,687
Recognized over time	6,971,538	3,196,908	2,175,737

Total revenue and income	9,588,945	4,823,761	3,319,823
17.    Expenses by nature

	2022	2021	2020

Personnel expenses (Note 18.3)	2,508,567	1,489,245	833,310
Financial expenses(a)	3,514,739	1,269,058	339,844
Mark-to-market on equity securities designated at FVPL (Note 6.3(b))	853,056	1,264,213	—
Transaction and client services costs(b)	1,069,082	810,219	370,819
Depreciation and amortization (Note 9.4)	800,326	507,369	256,294
Marketing expenses and sales commissions(c)	632,137	420,818	149,842
Third parties services	332,081	305,517	119,904
Other	262,658	192,439	115,211
Total expenses	9,972,646	6,258,878	2,185,224

(a)Financial expenses include discounts on the sale of receivables, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.
(b)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(c)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.
18.    Employee benefits
18.1.    Accounting policy
18.1.1.    Short-term obligations
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
18.1.2.    Share-based payment
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
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 15.
18.1.3.    Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing are payable in cash and the amount payable in total and to each individual is based upon different factors: adjusted net income, global goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
18.2.    Significant judgments, estimates and assumptions
18.2.1.    Share-based payment
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
18.3.    Employee benefits expenses

	2022	2021	2020

Wages and salaries	1,727,760	1,055,959	483,600
Social security costs	353,789	258,488	138,960
Profit sharing and annual bonuses	213,942	61,629	89,973
Share-based payments	213,076	113,169	120,777
	2,508,567	1,489,245	833,310

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
18.4.    Share-based payment plans
The Group provides benefits to employees and board members of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2022, 2021 and 2020.

	Equity
	RSU	PSU	Options	Total

Number of shares
Balance as of December 31, 2020	4,370,192	—	32,502	4,402,694
Granted	2,603,810	4,070,000	—	6,673,810
Issued	(136,826)	—	—	(136,826)
Cancelled	(252,028)	—	—	(252,028)
Balance as of December 31, 2021	6,585,148	4,070,000	32,502	10,687,650
Granted	6,171,570	4,606,897	12,657	10,791,124
Issued	(700,092)	—	—	(700,092)
Cancelled	(549,405)	(1,356,530)	—	(1,905,935)
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
18.4.1.    RSU - Restricted share units
The Group offers a Long-term incentive plan (“LTIP”) that enables the grant of equity-based awards to employees and other service providers with respect to its Class A common shares, and it has granted restricted share unit (“RSUs”) to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over up to ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards are settled in, or exercised for its Class A common shares. If the applicable performance conditions are not achieved, the awards are forfeited for no consideration.
The restricted shares have the following summarized information (amounts in R$):

	RSU
Granted year	Vesting conditions	Weighted average fair value¹	Remaining expected life	Number of Outstanding Awards
2018²	From 4 to 10 years of service	R$ 88.80	0.5 to 5.7 years	3,427,148
2019	From 5 to 10 years of service	R$ 136.08	1.7 to 6.6 years	16,423
2020	From 5 to 10 years of service	R$ 163.18	0.1 to 7.9 years	287,693
2021	From 1 to 10 years of service	R$ 348.49	0.3 to 8.9 years	2,341,735
2022	From 1 to 10 years of service	R$ 49.56	0.4 to 9.1 years	5,434,221
				11,507,220

1 Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
2 All performance conditions related with this grant were already satisfied.
In December 31, 2022 there are no vested RSU to be issued to beneficiaries. The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$187,518 (2021 - R$100,404 and 2020 - R$120,612).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
18.4.2.    PSU - Performance share units
As part of LTIP, the Group granted awards of performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. The PSUs granted do not result in delivering shares to beneficiaries and expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the Company and similar players’ historical stock price.
To estimate the number of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.
The performance shares have the following summarized information (amounts in R$):

	PSU
Granted year	Vesting conditions	Weighted average fair value		Volatility	Risk-free rate	Remaining expected life	Number of Outstanding Awards

2021	5 years of service and achievement of a specified TSR	R$	26.74	71.8%	0.82%	3.4 years	2,849,000
2022	From 2 to 5 years of service and achievement of a specified share price	R$	2.71	76.5% to 83.3%	2.18% to 4.34%	1.3 to 4.8 years	4,471,367
							7,320,367
In December 31, 2022 there are no vested PSU to be issued to beneficiaries.The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$24,704 (2021 - R$12,601 and 2020 - R$ nil).
18.4.3.    Options
The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.
The stock options have the following summarized information (amounts in R$):

	Options
Granted year	Vesting conditions	Weighted average fair value	Method of valuation	Volatility	Remaining expected life	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	Black-scholes	50.00%	0.5 to 5.5 years	12,657	USD24.00	39,999
2019	From 3 to 5 years of service	R$ 81.71	Black-scholes	69.80%	1.5 years	1,935	USD30.00	5,160
								45,159

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$854 (2021 - R$165 and 2020 - R$165).
18.5.    Labor and social security liabilities

	2022	2021

Accrued annual payments and related social charges	398,891	210,957
Labor liabilities and related social charges	105,550	95,139
Total labor and social security liabilities	504,441	306,096
Current	468,599	273,347
Non-current	35,842	32,749
19.    Transactions with non-controlling interests
The main effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests

For the year ended December 31, 2020
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests	230,500	95,843	135,055	230,898
Capital contribution to subsidiary	—	(2,138)	2,138	—
	230,500	93,705	137,193	230,898
For the period ended December 31, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	—	—	—
Sale of subsidiary	—	(1,220)	—	(1,220)
Non-controlling interests arising on a business combination	—	50,252	—	—
	(229,607)	(28,879)	308,411	229,280
For the period ended December 31, 2022
Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (d)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (e)	—	3,849	—	—
	(60)	(17,079)	—	2,829

(a)On January 28, 2021, the Group fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE Participações S.A. shares by a payment being part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE Participações S.A. shares delivered to Bellver was based on STNE Participações S.A. volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.
(b)On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet’s shareholders. The amount of R$1,219 refers to the 41.9% held by non-controlling shareholders.
(c)Arising from the business combination among the Group and: SimplesVet – R$12,424, VHSYS – R$19,858, Questor – R$8,233, Sponte – R$1,765, Creditinfo Caribbean - R$5,505 and MLabs – R$2,465.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
(d)On October 18, 2022, the Group lost control of its subsidiary StoneCo CI and Creditinfo after a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on Creditinfo is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of Creditinfo. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, the STNE PAR fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.
(e)Arising from the business combination Reclame Aqui and Hubcount.
20.    Other disclosures on cash flows
20.1.    Non-cash operating activities

	2022	2021	2020

Fair value adjustment on loans designated at FVPL	(326,491)	(1,306,205)	12,461
Fair value adjustment on equity securities designated at FVPL	(853,056)	(1,264,213)	—
Fair value adjustment in financial instruments at FVPL	(1,179,547)	(2,570,418)	12,461

Fair value adjustment to accounts receivable from card issuers	253,181	303,156	(43,523)
Fair value adjustment on equity instruments/listed securities designated at FVOCI	(6,971)	216,465	40,336
20.2.    Non-cash investing activities

	2022	2021	2020

Property and equipment and intangible assets acquired through lease	63,910	92,802	118,977
20.3.    Non-cash financing activities

	2022	2021	2020

Unpaid consideration for acquisition of non-controlling shares	1,498	1,823	3,088
Settlement of loans with private entities	—	748,297	—
Shares of the Company delivered at Reclame Aqui acquisition 21.3.4(a)	169,864	—	—

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
20.4.    Property and equipment, and intangible assets

	2022	2021	2020

Additions of property and equipment (Note 9.3)	(692,206)	(1,086,113)	(450,594)
Additions of right of use (IFRS 16) (Note 9.3)	47,182	87,176	52,140
Payments from previous year	(51,614)	(33,353)	(1,050)
Purchases not paid at year end	176,835	51,614	33,353
Prepaid purchases of POS	102,070	(102,314)	(5,987)
Purchases of property and equipment	(417,733)	(1,082,990)	(372,138)

Additions of intangible assets (Note 10.3)	(288,004)	(264,646)	(150,310)
Additions of right of use (IFRS 16) (Note 10.3)	16,728	5,626	66,837
Payments from previous year	(41,898)	—	—
Purchases not paid at year end	6,593	41,898	—
Capitalization of borrowing costs	1,069	592	508
Issuance of shares for acquisition of assets	—	849	—
Purchases and development of intangible assets	(305,512)	(215,681)	(82,965)

Net book value of disposed assets (Notes 9.3 and 10.3)	202,519	161,902	96,704
Net book value of disposed Leases	(52,164)	(14,474)	(36,919)
Loss on disposal of property and equipment and intangible assets	(25,347)	(136,104)	(52,658)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	(61,316)	—	—
Disposal of Linked's property, equipment and intangible assets, including goodwill	—	(11,224)	—
Outstanding balance	(36,684)	—	—
Proceeds from disposal of property and equipment and intangible assets	27,008	100	7,127
21.    Business combinations
21.1.    Accounting policy
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
The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Company recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriated.
Subsequent to the initial recognition of Property and equipment and Intangible assets identified, the Company accounts the depreciation and amortization by the method and useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
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
Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (see Note 10.4 for more details).
21.2.    Significant judgments, estimates and assumptions
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.
21.3.    Acquisitions in 2022
During 2022, the Group realized business combinations with Reclame Aqui, Plugg.to and Hubcount.
21.3.1.    Transaction details
21.3.1.1. Reclame Aqui
On February 17, 2022 the Group acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, which provides customer relationship software and other solutions to help companies better engage and serve their clients.The Group determined it has control based on its voting power over the main decisions of Reclame Aqui.
21.3.1.2. Plugg.to
On June 08, 2022, the Group acquired 100% of equity interest in ThirdLevel Soluções de Internet S.A. (“Plugg.to”), a private company headquartered in the State of São Paulo, Brazil. Plugg.to develops technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the achievement of certain operational goals and to the performance of net revenue for fiscal years 2023 and 2024.
Plugg.to was merged into Linx Sistemas on November 3, 2022.
21.3.1.3. Hubcount
On August 31, 2022, our controlled company Questor acquired 75% of equity interest in Hubcount Tecnologia S.A. (“Hubcount”), a private company headquartered in the State of São Paulo, Brazil. Hubcount develops technology that offers accounting solutions to accounting offices and large corporations, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the performance of net revenue for fiscal year 2023.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.3.2.    Financial position of the businesses acquired
The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction are presented below.

Fair value	Reclame Aqui (as of Feb 17, 2022)(a)	Plugg.to (as of June 08, 2022)(a)	Hubcount (as of August 31, 2022)(b)	Total

Cash and cash equivalents	418	362	36	816
Short-term investments	9,024	—	—	9,024
Trade accounts receivable	7,938	1,864	235	10,037
Recoverable taxes	148	91	42	281
Receivables from related parties	62	—	—	62
Property and equipment	1,285	—	205	1,490
Intangible assets - Customer relationship(c)	26,964	2,089	—	29,053
Intangible assets - Software(c)	11,220	34,141	—	45,361
Intangible assets - Trademarks and patents(c)	288,964	—	—	288,964
Other assets	63,651	8	460	64,119
Total assets	409,674	38,555	978	449,207

Trade accounts payable	17,401	3,943	79	21,423
Loans and financing	4,463	—	—	4,463
Labor and social security liabilities	2,190	541	313	3,044
Taxes payable	3,364	313	41	3,718
Deferred tax liabilities	—	12,318		12,318
Other liabilities	3,154	—	87	3,241
Total liabilities	30,572	17,115	520	48,207

Net assets and liabilities	379,102	21,440	458	401,000
Consideration paid (Note 21.3.4)	435,164	46,038	10,615	491,817
Goodwill	56,062	24,598	10,157	90,817

(a)Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final.
(b)Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.
(c)The Group carried out a preliminary or final fair value assessment of the assets acquired in the business combination, as specified in the items (a) and (b) above, having identified customer relationship, software, and trademark and patents as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.3.3.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.3.3.    Intangible assets recognized from business combination
The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below, as well as whether the assessment is preliminary or final.
21.3.3.1. Customer relationship

	Reclame Aqui	Plugg.to

Amount	26,964	2,089
Method of evaluation	Distributor’s Method	Distributor’s Method
Estimated useful life(a)	5 years and 9 months	3 years and 7 months
Discount rate(b)	14.0%	15.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Final	Final

(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
21.3.3.2. Software

	Reclame Aqui	Plugg.to

Amount	11,220	34,141
Method of evaluation	Replacement cost	MEEM (*)
Estimated useful life(a)	5 years	5 years
Discount rate(b)	14.0%	15.0%
Source of information	Historical data	Acquirer’s management internal projections
Assessment status	Final	Final

(*) Multi-Period Excess Earnings Method (“MEEM”)
(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
21.3.3.3. Trademark and patents

Reclame Aqui

Amount	288,964
Method of evaluation	MEEM (*)
Estimated useful life(a)	30 years and 9 months
Discount rate(b)	14.0%
Source of information	Acquirer’s management internal projections
Assessment status	Final

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
(*)     Multi-Period Excess Earnings Method (“MEEM”)
(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
21.3.4.    Consideration paid
The consideration paid on business combination is composed by the sum of the following values, if any: (a) consideration transferred, (b) non-controlling interest in the acquiree and (c) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary assessments is presented as follows.

	Reclame Aqui	Plugg.to	Hubcount	Total

Cash consideration paid to the selling shareholders	42,273	20,880	7,500	70,653
Cash consideration to be paid to the selling shareholders	10,000	16,744	3,000	29,744
Shares of the Company delivered to selling shareholders(a)	113,779	—	—	113,779
Capital increase in the acquiree(a)	64,013	—	—	64,013
Non-controlling interest in the acquiree(b)	189,739	—	115	189,854
Call option in the acquiree(c)	(16,200)	—	—	(16,200)
Contingent consideration(d)	31,560	8,414	—	39,974
Total	435,164	46,038	10,615	491,817

(a)The Group used Treasury shares to pay some of the selling shareholders and some of the Capital increase in Reclame Aqui (see note 14.3), The fair value of the treasury shares delivered to selling shareholders and used as capital increase were R$113,779 and R$56,085, respectively, totaling R$169,864. The treasury shares used as capital increase in Reclame Aqui were subsequently sold by the investee for R$53,406.
(b)The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.
(c)The Group has a call option to acquire the remaining equity interest to hold 100% of Reclame Aqui, which can be exercised between January 1, 2027 and June 30, 2027. The option has been measured in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$16,200 represents the final amount on acquisition date. This value is periodically remeasured, which may result in an increase or decrease of the estimate, and as of June 30, 2022 this option is included in the amount of R$23,983 mentioned in Note 6.8.
(d)Reclame Aqui contingent consideration will be paid to the selling shareholders in two periods – after the closing of the 2023 (1st period) and 2025 (2nd period) fiscal years, the amount is based on predetermined formulas which consider mainly the net revenue of Reclame Aqui at the end of 2023 and 2025. Plugg.to contingent consideration will be paid to the selling shareholders after the closing of the 2023 for financial metrics and 2024 for operational metrics. Contingent consideration for the acquisition of Hubcount is being evaluated.
Additionally, the Group holds a put option to sell the totality of its shares on Reclame Aqui to VLP Holding Ltd (non-controller shareholder of Reclame Aqui). VLP Holding Ltd also has a put option to sell the totality of its shares on Reclame Aqui to the Group. This option can be exercised by VLP Holding Ltd between July 1, 2027 and July 31, 2027, provided that: (i) the Company decides not to exercise the call option mentioned in the item c) above and (ii) certain metrics based on net revenue of Reclame Aqui are achieved. See note 6.12(k) for further details about accounting policy elected to those options.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.3.5.    Revenue and profit contribution
The combined statement of profit or loss from the acquisition date through December 31, 2022 for all companies acquired in 2022, is presented below:

2022

Net revenue from subscription services and equipment rental	81,064
Other financial income	3,683
Total revenue and income	84,747

Cost of services	(891)
Administrative expenses	(71,513)
Selling expenses	(1,139)
Financial expenses, net	(840)
Other income (expenses), net	(1,938)
(76,321)

Profit before income taxes	8,426

Current income tax and social contribution	(1,763)
Net income for the year	6,663
Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

2022

Pro-forma total revenue and income	9,600,659
Pro-forma net loss for the year	(527,979)
This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.
21.4.    Acquisitions in 2021 – assessments concluded in 2022
During 2021, the Company conducted business combinations with some companies, including SimplesVet, VHSYS, Linx, Trampolin and Collact. The acquisitions of these companies were measured in 2021 based on preliminary assessments and included in the December 31, 2021 consolidated financial statements. The assessments were completed in the first quarter of 2022 for SimplesVet and VHSYS, in the second quarter of 2022 for Linx and in the third quarter for Trampolin and Collact. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2021) and the final assessments was retrospectively accounted in the consolidated financial statements as of December 31, 2021. Therefore, the December 31, 2021 comparative statement of financial position was revised in these interim condensed consolidated financial statements (see Note 1.3).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.1.    Financial position of the businesses acquired
The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.
21.4.1.1. SimplesVet

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash and cash equivalents	11,107	—	11,107
Trade accounts receivable	96	—	96
Recoverable taxes	—	20	20
Property and equipment	179	—	179
Intangible assets - Customer relationship(a)	15,924	(9,098)	6,826
Intangible assets - Software(a)	2,807	12,859	15,666
Other assets	137	(21)	116
Total assets	30,250	3,760	34,010

Trade accounts payable	106	—	106
Labor and social security liabilities	566	—	566
Taxes payable	—	580	580
Deferred tax liabilities	6,369	1,279	7,648
Other liabilities	843	(580)	263
Total liabilities	7,884	1,279	9,163

Net assets and liabilities(b)	22,366	2,481	24,847
Consideration paid (Note 21.4.3)	39,583	(2,102)	37,481
Goodwill	17,217	(4,583)	12,634

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.
(b)The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by SimplesVet. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.1.2. VHSYS

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash and cash equivalents	13,731	—	13,731
Trade accounts receivable	351	—	351
Recoverable taxes	—	38	38
Property and equipment	2,232	4	2,236
Intangible assets	2,522	(2,522)	—
Intangible assets - Customer relationship(a)	6,134	(5,462)	672
Intangible assets - Software(a)	14,583	8,215	22,798
Intangible assets - Trademarks and patents(a)	—	21,513	21,513
Other assets	109	(60)	49
Total assets	39,662	21,726	61,388

Trade accounts payable	3,515	—	3,515
Loans and financing	1,525	—	1,525
Labor and social security liabilities	2,019	—	2,019
Taxes payable	—	174	174
Provision for contingencies	—	2	2
Deferred tax liabilities	7,044	7,393	14,437
Other liabilities	177	(177)	—
Total liabilities	14,280	7,392	21,672

Net assets and liabilities(b)	25,382	14,334	39,716
Consideration paid (Note 21.4.3)	55,411	7,167	62,578
Goodwill	30,029	(7,167)	22,862

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.
(b)The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by VHSYS. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.1.3. Linx

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash and cash equivalents	41,618	—	41,618
Short-term investments	431,444	—	431,444
Accounts receivable from card issuers	349,471	—	349,471
Trade accounts receivable	212,567	—	212,567
Recoverable taxes	43,927	(15,721)	28,206
Prepaid expenses	4,735	—	4,735
Deferred tax assets	47,362	148,737	196,099
Property and equipment	200,420	—	200,420
Intangible assets	56,917	—	56,917
Intangible assets - Customer relationship(a)	1,471,741	(899)	1,470,842
Intangible assets - Software(a)	340,780	—	340,780
Intangible assets - Trademarks and patents(a)	214,578	—	214,578
Intangible assets - Non-compete agreement(a)	—	24,365	24,365
Other assets	77,367	—	77,367
Total assets	3,492,927	156,482	3,649,409

Accounts payable to clients	332,902	—	332,902
Trade accounts payable	107,205	—	107,205
Loans and financing	346,151	—	346,151
Labor and social security liabilities	85,829	—	85,829
Taxes payable	34,635	—	34,635
Deferred tax liabilities	608,749	9,714	618,463
Provision for contingencies	164,259	—	164,259
Other liabilities	111,233	—	111,233
Total liabilities	1,790,963	9,714	1,800,677

Net assets and liabilities(b)	1,701,964	146,768	1,848,732
Consideration paid (Note 21.4.3.3)	6,737,900	24,365	6,762,265
Goodwill	5,035,936	(122,403)	4,913,533

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, software, trademarks and patents, and non-compete agreement as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.
(b)The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Linx. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the second quarter of 2022, the valuation was completed.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.1.4. Trampolin

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash and cash equivalents	294	—	294
Trade accounts receivable	130	—	130
Property and equipment	9	—	9
Intangible assets - Software(a)	7,874	(6,414)	1,460
Other assets	2	—	2
Total assets	8,309	(6,414)	1,895

Deferred tax liabilities	2,677	(2,180)	497
Other liabilities	125	—	125
Total liabilities	2,802	(2,180)	622

Net assets and liabilities(b)	5,507	(4,234)	1,273
Consideration paid (Note 21.4.3.4)	24,993	(1,694)	23,299
Goodwill	19,486	2,540	22,026

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified software as intangible asset. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.
(b)The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Trampolin. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.1.5. Collact

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash and cash equivalents	38	—	38
Trade accounts receivable	29	—	29
Property and equipment	389	—	389
Intangible assets - Customer relationship(a)	—	294	294
Intangible assets - Software(a)	11,634	(10,518)	1,116
Intangible assets - Trademarks and patents(a)	774	(774)	—
Other assets	321	—	321
Total assets	13,185	(10,998)	2,187

Accounts payable to clients	261	—	261
Labor and social security liabilities	852	—	852
Taxes payable	10	—	10
Deferred tax liabilities	4,218	(3,739)	479
Other liabilities	902	—	902
Total liabilities	6,243	(3,739)	2,504

Net assets and liabilities (b)	6,942	(7,259)	(317)
Consideration paid (Note 21.4.3.5)	14,116	—	14,116
Goodwill	7,174	7,259	14,433

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2
(b)The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Collact. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.
21.4.2.    Intangible assets recognized from business combinations
The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.
21.4.2.1. Customer relationship

	SimplesVet	VHSYS	Linx	Collact

Amount	6,826	672	1,470,842	294
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	8 years	3 years, 4 months	31 years, 6 months to 34 years, 6 months	2 years, 7 months
Discount rate (b)	14.0%	13.9%	10.3%	13.8%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)
(a)Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behavior of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.2.2. Software

	SimplesVet	VHSYS	Linx	Trampolin	Collact

Amount	15,666	22,798	340,780	1,460	1,115
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties	Replacement costs	Relief from royalties
Estimated useful life(a)	6 years	6 years	4 years to 10 years	5 years	5 years
Discount rate(b)	13.6%	13.5%	10.3%	17.3%	13.8%
Source of information	Historical data	Historical data	Acquirer’s management internal projections	Historical data	Acquirer’s management internal projections

(a)Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
21.4.2.3. Trademark and patents

	VHSYS	Linx

Amount	21,513	214,578
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life(a)	Indefinite	Indefinite
Discount rate(b)	13.5%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections

(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
21.4.2.4. Non-compete agreement

Linx

Amount	24,365
Method of evaluation	With / without
Estimated useful life(a)	5 years
Discount rate(b)	10.3%
Source of information	Acquirer’s management internal projections

(a)Useful lives were estimated based on non-compete agreement terms.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.3.    Consideration paid
The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.
21.4.3.1.    SimplesVet

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash consideration paid to the selling shareholders	15,650	—	15,650
Cash consideration to be paid to the selling shareholders	5,750	—	5,750
Non-controlling interest in the acquiree(a)	11,183	1,241	12,424
Contingent consideration(b)	7,000	(3,343)	3,657
Total	39,583	(2,102)	37,481

(a)The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.
(b)The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.
21.4.3.2. VHSYS

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash consideration paid to the selling shareholders	18,656	—	18,656
Previously held equity interest in the acquiree, at fair value(a)	24,064	—	24,064
Non-controlling interest in the acquiree(b)	12,691	7,167	19,858
Total	55,411	7,167	62,578

(a)Refers to the acquiree’s shares previously acquired from the selling shareholders. As a result of the acquisition of VHSYS in steps, the Group recognized a gain of R$12,010 in 2021 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$24,064, and its carrying amount, of R$12,054.
(b)The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.
21.4.3.3. Linx

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash consideration paid to the selling shareholders	4,752,811	—	4,752,811
Previously held equity interest in the acquiree, at fair value(a)	1,335,603	—	1,335,603
Shares of the Company issued to selling shareholders	618,514	—	618,514
Contingent consideration(b)	30,972	24,365	55,337
Total	6,737,900	24,365	6,762,265

(a)Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.
(b)Refers to share-based payments that may be paid in the next months and to a non-compete agreement signed with the Linx founders selling shareholders.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
21.4.3.4. Trampolin

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)

Cash consideration paid to the selling shareholders	13,402	—	13,402
Shares of the Company to be issued to selling shareholders	9,897	—	9,897
Contingent consideration(a)	1,694	(1,694)	—
Total	24,993	(1,694)	23,299

(a)The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.
21.4.3.5. Collact

Preliminary amounts (as presented on December 31, 2021) and Final amounts (as presented on September 30, 2022)

Cash consideration paid to the selling shareholders	3,173
Previously held equity interest in the acquiree, at fair value(a)	3,529
Loans converted into shares	5,247
Cash consideration to be paid to the selling shareholders	167
Contingent consideration(b)	2,000
Total	14,116

(a)Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders. As a result of the step acquisition of Collact, the Group recognized a gain of R$3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$3,529, and its carrying amount, of (R$309).
(b)The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.
22.    Segment information
22.1.    Accounting policy
Until the second quarter of 2021, the Group evaluated the business as a single reportable segment. From the third quarter of 2021 onwards, due to the acquisition of Linx, and the complexity of the business, the Group began to have two operating and reportable segments: StoneCo (ex-Linx) and Linx, as the CODM reviewed and monitored operations and evaluated performance considering such separate views. Starting in the first quarter of 2022, in line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non allocated activities:
•Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business TAG.
•Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The change in segments reflect changes in our internal organization with Financial Services and Software each representing strategic business units monitored separately and having a member of the leadership team responsible for such unit.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.
The measurement of Adjusted net income (loss) from April 1, 2022 no longer adjust bond expenses (see Note 6.7.3.4) in the segmented statement of profit or loss. As such in the statement of profit or loss as from April 1, 2022 the bond expenses are included in the Financial Services segment. Information for prior periods (including the comparative periods and results from January 1, 2022 to March 31, 2022) have not been retroactively adjusted to reflect the new criteria. The effect in Adjusted net income of no longer excluding bond expenses from April 1, 2022 to December 31, 2022 amounts to R$305,122.
In order to facilitate the comparison of segment result on a consistent basis, we present as additional information the segment statements of profit or loss: (i) of the year ended December 31, 2022 net income (loss) excluding bond expenses for the twelve-month-period, which was the criteria we used up to March 31, 2022, (ii) of the year ended December 31, 2022 net income (loss) not excluding such bond expenses for the twelve-month period, which is our current criteria , and (iii) of the year ended December 31, 2021 net income (loss) not excluding bond expenses for the twelve-month period, which is our current criteria.
22.2.    Segmented Statement of Profit or Loss

	December 31, 2022
	Financial Services	Software	Non allocated

Total revenue and income	8,083,549	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,345,588)	(56,176)	(1,067)
Other income (expenses), net	(170,322)	(15,049)	(24,506)
Total adjusted expenses	(7,389,470)	(1,300,717)	(98,218)

Loss on investment in associates	(409)	(1,355)	(1,825)
Ajusted profit (loss) before income taxes	693,670	117,769	(14,488)

Income taxes and social contributions	(138,550)	(50,905)	(1,404)
Adjusted net income (loss) for the year	555,120	66,864	(15,892)

Adjusted net income (loss) for the year (not adjusting for the bond)	474,561	66,864	(15,892)
Adjusted net income (loss) for the year (adjusting for the bond)	860,242	66,864	(15,892)

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2021
	Financial Services	Software	Non allocated

Total revenue and income	4,090,995	686,267	46,499

Cost of services	(1,328,281)	(370,854)	(14,693)
Administrative expenses	(439,683)	(180,819)	(24,314)
Selling expenses	(887,009)	(114,591)	(10,944)
Financial expenses, net	(1,091,271)	(36,936)	(57)
Other income (expenses), net	(104,285)	(9,998)	(3,879)
Total adjusted expenses	(3,850,529)	(713,198)	(53,887)

Loss on investment in associates	(941)	(48)	(9,448)
Adjusted profit (loss) before income taxes	239,525	(26,979)	(16,836)

Income taxes and social contributions	17,205	(7,067)	(2,557)
Adjusted net income (loss) for the year	256,730	(34,046)	(19,393)

Adjusted net income (loss) for the year (not adjusting for the bond)	138,170	(34,046)	(19,393)

	December 31, 2020
	Financial Services	Software	Non allocated

Total revenue and income	3,248,846	53,114	17,861

Cost of services	(749,583)	(16,046)	(4,317)
Administrative expenses	(316,751)	(28,221)	(1,906)
Selling expenses	(501,573)	(2,035)	(2,295)
Financial expenses, net	(330,391)	(1,305)	(227)
Other income (expenses), net	(30,318)	(25,146)	(9,396)
Total adjusted expenses	(1,928,616)	(72,753)	(18,141)

Loss on investment in associates	—	(4,863)	(2,074)
Ajusted profit (loss) before income taxes	1,320,230	(24,502)	(2,354)

Income taxes and social contributions	(329,416)	(5,416)	(349)
Adjusted net income (loss) for the year	990,814	(29,918)	(2,703)

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
(In thousands of Brazilian Reais, unless otherwise stated)
22.3.    Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	December 31, 2022	December 31, 2021	December 31, 2020

Adjusted net income – Financial Services	555,120	256,730	990,814
Adjusted net income (loss) – Software	66,864	(34,046)	(29,918)
Adjusted net income (loss) – Non allocated	(15,892)	(19,393)	(2,703)
Segment adjusted net income	606,092	203,291	958,193

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter and related cost	(933,615)	(1,382,773)	—
Amortization of fair value adjustment (a)	(138,601)	(89,100)	(17,229)
Share-based compensation expenses (b)	(129,835)	(66,917)	(120,695)
Gain on previously held interest in associate	—	15,848	2,992
Other expenses (c)	17,810	(118,323)	(30,782)
Tax effect on adjustments	51,753	60,626	44,967
Consolidated net income (loss)	(526,396)	(1,377,348)	837,446

(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans.
(c)Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses..

23.    Subsequent events
Sale of stake in Banco Inter
During first quarter of 2023, the Group sold its remaining stake in Banco Inter, representing 16.8 million shares. The shares were sold at a price of R$12.96, equivalent to R$218 million.
The movement follows the Group’s goal to focus on its core operation of Financial Services and Software. During the second quarter of 2022 the Group had already announced a partial sale equivalent to 21.5% of the shares it held at Banco Inter through the cash-out option offered in Inter’s corporate restructuring.