Form 20-F
period 2023-12-31
StoneCo Ltd.
filed 2024-04-24
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Mateus Scherer Schwening, Chief Financial Officer and Investor Relations Officer
Tel: +55 (11) 3004-9680 –mscherer@stone.com.br
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	290,187,329
Class B common shares, par value US$0.000079365 per share	18,748,770

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒
No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐
No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒
No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 3 of 105 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “StoneCo” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Alpha-Logo Serviços de Informática S.A. (Tablet Cloud), Agilize Tecnologia S.A. (“Agilize”), Trinks Serviços de Internet S.A. (“Trinks”), Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”), Dental Office S.A. (“Dental Office”), APP Sistemas S.A. (“APP”), and Delivery Much Tecnologia S.A. (“Delivery Much”) being entities on which we have a significant influence and minority interest in but do not consolidate.
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
Financial Statements
We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. See “—Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.
The summary statement of profit or loss data and statement of financial position data as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	For the Year Ended December 31,
	2023	2023	2022	2021
	(US$)	(R$)
	(in millions, except amounts per share)

Net revenue from transaction activities and other services	683.7	3,309.8	2,617.4	1,626.9
Net revenue from subscription services and equipment rental	377.0	1,825.0	1,760.9	1,071.9
Financial income	1,286.7	6,229.3	4,638.0	1,877.7
Other financial income	142.7	691.0	572.6	247.3
Total revenue and income	2,490.1	12,055.0	9,588.9	4,823.8
Cost of services	(616.1)	(2,982.8)	(2,669.8)	(1,713.8)
Administrative expenses	(245.6)	(1,188.9)	(1,121.4)	(813.3)
Selling expenses	(350.8)	(1,698.3)	(1,511.2)	(1,012.5)
Financial expenses, net	(826.1)	(3,999.5)	(3,514.7)	(1,269.1)
Mark-to-market on equity securities designated at FVPL	6.3	30.6	(853.1)	(1,264.2)
Other income (expenses), net	(49.8)	(241.2)	(302.5)	(185.9)
Loss on investment in associates	(0.9)	(4.2)	(3.6)	(10.4)
Profit (loss) before income taxes	407.1	1,970.8	(387.3)	(1,445.6)
Income tax and social contribution	(76.5)	(370.4)	(139.1)	68.2
Net income (loss) attributable to:	330.6	1,600.4	(526.4)	(1,377.3)
Controlling shareholders	328.9	1,592.1	(519,4)	(1.358,8)
Non-controlling interests	1.7	8.4	(7.0)	(18.5)
Basic earnings (loss) per share(2)	1.05	5.09	(1.67)	(4.40)
Diluted earnings (loss) per share(2)	0.98	4.74	(1.67)	(4.40)
Other data:
Adjusted net income (in millions)(3)	321.7	1,557.5	410.5	40.0
TPV (in billions)	84.3	408.3	367.4	275.4
Active clients (in thousands)(4)	n.a.	3,522.1	2,584.0	1,766.1

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
Calculated by dividing net income or loss for the year attributed to controlling shareholders, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 16 to our audited consolidated financial statements included elsewhere in this annual report.

(3)
In the table below, we have provided a reconciliation of adjusted net income to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS. Note that, as of March, 2023, we have stopped adjusting for share-based compensation expenses in our adjusted results. Also, in the second quarter of 2022 we have stopped adjusting the financial expenses related to our bond in our adjusted results. As such, for comparability reasons, we have made both changes retrospectively in the tables of this section.

(4)
Considers clients that have completed at least one electronic payment transaction over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months. Excludes overlap. Does not include clients that use only TapTon.

	For the Year Ended December 31,
	2023	2023	2022	2021
	(US$)(a)	(R$)
	(in millions, except amounts per share)

Net income (loss) for the year	330.6	1,600.4	(526.4)	(1,377.3)
Share-based compensation expenses(b)	—	—	—	—
Amortization of fair value adjustment(c)	19.1	92.4	138.6	89.1
Fair value adjustments of assets whose control was acquired(d)	—	—	—	(15.8)
Mark-to-market related to the investment in Banco Inter(g)	(6.3)	(30.6)	853.1	1,264.2
Other income/expenses(e)	(16.2)	(78.6)	(17.8)	118.3
Pre-tax total(g)	327.1	1,583.6	447.4	78.4
Tax effect on adjustments(f)	(5.4)	(26.1)	(36.9)	(38.4)
Adjusted net income(g)	321.7	1,557.5	410.5	40.0

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)
Consisted of expenses related to the vesting of one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. As of March, 2023, we have stopped adjusting for such expenses in our adjusted results. As such, for comparability reasons, we have made this change retrospectively in the tables of this section. See note 20.4 to our consolidated financial statements for further information.

(c)	Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(d)	Consists of the gain on re-measurement of our previously held equity interest in VHSYS (2021) and Collact (2021) to fair value upon the date control was acquired.
(e)
Consists of the fair value adjustment related to associates call option, M&A, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, organizational restructuring and restructuring of debt instruments. See notes 4.1.2 and 22 to our consolidated financial statements for further information.

(f)
Represents the tax effect of pre-tax items excluded from adjusted net income. The tax effect of pre-tax items excluded from adjusted net income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances, if applicable.

(g)	In the second quarter of 2022, we have stopped adjusting the financial expenses related to our bond in our adjusted results. As such, for comparability reasons, we have made this change retrospectively in the tables of this section.

	As of December 31,
	2023	2023	2022	2021
	(US$)(a)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	1,168.7	5,657.9	4,966.4	6,488.7
Financial assets from banking solutions	1,321.5	6,397.9	3,960.9	2,346.5
Accounts receivable from card issuers	4,935.8	23,895.5	20,694.5	19,286.6
Loans Operations portfolio	43.4	210.0	—	—
Other current assets	204.8	991.3	1,037.4	1,822.7
Total current assets	7,674.2	37,152.6	30,659.2	29,944.5
Intangible assets	1,816.6	8,794.9	8,632.3	8,277.5
Other non-current assets	567.3	2,746.1	2,953.9	3,875.0
Total non-current assets	2,383.9	11,541.0	11,586.2	12,152.6
Total assets	10,058.1	48,693.6	42,245.4	42,097.0
Liabilities and Equity
Current liabilities
Deposits from banking customers	1,264.0	6,119.5	4,023.7	2,201.9
Accounts payable to clients	3,958.4	19,163.7	16,578.7	15,723.3
Obligations to FIDC quota holders	104.4	505.2	975.2	1,294.8
Borrowings and financing	284.0	1,374.8	1,847.4	2,578.8
Other liabilities	408.9	1,979.5	1,749.1	991.1
Total current liabilities	6,019.7	29,142.7	25,174.1	22,789.8
Non-current liabilities
Accounts payable to clients	7.3	35.5	35.8	3.2
Borrowings and financing	751.7	3,639.2	2,728.5	3,556.5
Obligations to FIDC quota holders	—	—	—	932.4
Other non-current liabilities	247.9	1,200.2	1,357.0	1,187.9
Total non-current liabilities	1,006.9	4,874.9	4,121.3	5,679.9
Total liabilities	7,026.6	34,017.6	29,295.4	28,469.8
Total equity	3,031.4	14,676.0	12,950.0	13,627.2
Total liabilities and equity	10,058.0	48,693.6	42,245.4	42,097.0

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967, reflecting a depreciation of 22.4% in the real from December 31, 2019, being strongly affected by the COVID-19 pandemic. On December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805, reflecting a depreciation of 6.9% in the real from December 31, 2020, which continued to be affected by the COVID-19 pandemic. On December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177, reflecting an appreciation of 7.0% in the real from December 31, 2021, mainly due to the high levels of interest rates in the country. On December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413, reflecting an appreciation of 7.8%, mainly due to the high levels of interest rates in the country.
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
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable. As of April 19, 2024, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.227 per US$1.00.

Year	Period-end	Average(1)	Low	High

2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446

Month	Period-end	Average(2)	Low	High

October 2023	5.058	5.065	4.948	5.192
November 2023	4.936	4.898	4.858	5.058
December 2023	4.841	4.897	4.831	4.958
January 2024	4.954	4.914	4.854	4.972
February 2024	4.983	4.964	4.930	5.005
March 2024	4.996	4.980	4.936	5.035
April 2024 (through April 19, 2024)	5.227	5.116	5.008	5.264

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.

Business Segment Information
Until the third quarter of 2021, we considered our operations as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.
After the Linx Transaction, we started to review and monitor operations and evaluate performance considering two separate views: StoneCo (ex-Linx) and Linx. As such, results for the fourth quarter of 2021 and for the year ended December 31, 2021 were reported considering these two operating and reportable segments.
As we evolve in our financial services and software offering, from the first quarter of 2022 onwards, the reportable segments were comprised of: (i) financial services, (ii) software and (iii) non-allocated. As such, our business section in this document already considers this evolution.
Corporate Events
Investments in Software and other Companies

Company	Closing Date	Current %	Activities	Additional Information
Collact(a)	Feb/2019 (b)	100.00%	Collact developed CRM software for customer engagement, focused mainly on the food service segment.	In August 2021, we obtained control of Collact after a step acquisition which started in February 2019.
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Jun/2019 (b)	50.00%	VHSYS is an omni-channel, cloud-based, API driven POS/ERP platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics and e-commerce integrations, among others.	Originally, we had acquired a 33.33% stake in VHSYS. In April 2021, we exercised our call option and acquired an additional interest in VHSYS, by means of which we obtained control of VHSYS
Delivery Much Tecnologia S.A. (Delivery Much)	Jul/2020 (b)	29.49%	Delivery Much develops a food delivery marketplace focused on small-and-midsize cities.	Originally, we had acquired a 22.64% stake in Delivery Much. In February 2021, we acquired an additional 6.85% interest through a capital increase, reaching our current corporate stake of 29,49% in such company.
MLabs Software S.A.	Sep/2020	51.50%	MLabs develops software and services for social media management.	The shareholders of the company approved a stock option plan limited to 2.912% of the total share capital of MLabs Software S.A. in December 2021. After the exercise of the call option by the company’s employees under such stock option plan, we shall hold 50% interest in MLabs Software S.A.
Sponte Informática S.A. (a)	Nov/2020 (b)	100.00%	This company developed management software for schools.	Originally, we had acquired a 90% stake in Sponte Informática S.A. In Setember 2022, we acquired the remaining shares and became the holder of 100% of the equity stake of the company.
PDCA S.A. (a)	Jan/2021	100.00%	This company used to hold the TON product, which targets mainly micro-merchants and autonomous workers	In January 2021, we have fully acquired the non-controlling interest in PDCA S.A. held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior. As a result of this transaction, Stone held 100% interest in PDCA.

SimplesVet Tecnologia S.A.	Apr/2021	50.00%	This company develops management software for veterinary clinics, pet shops and autonomous veterinarians.	—
Linx S.A. (Linx)	Jul/2021	100.00%	Linx S.A. is a leading provider of retail management software in Brazil.	For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Reuslts—Linx Transaction”.
Nodis Tecnologia S.A. (a)	Jul/2021	100.00%	This company developed an omni-channel retail technology to digitize customer inventory in brick & mortar stores helping them sell online.	The acquisition was made through a combination of the conversion of convertible loans and the purchase of stake from the former shareholders.
APP Sistemas S.A. (APP)	Aug/2021	19.80%	APP develops an ERP/POS solution focused on the hotel segment.	Originally, we had acquired a 20% stake in APP. In April 2023 and in March 2024, our ownership in APP was diluted by the issuance of new shares under a long-term incentive program.
Trampolin Pagamentos S.A. (a)	Aug/2021	100.00%	Trampolin was a banking-as-a-service fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.	—
Neostore Desenvolvimento de Programas de Computador S.A. (Neomode)	Jan/2022	40.02%	Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator.	In January 2022, we concluded the investment in Neomode, representing 40.02% of the total shares issued by the company.
Reclame Aqui	Feb/2022	50.00%	Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies, offering software and API based CRM solutions to help businesses manage customer communication more efficiently.	For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Reuslts—Transaction with Reclame Aqui”.
Dental Office S.A. (Dental Office)	May/2022	20.00%	Dental Office develops cloud based ERP and scheduling & payments software servicing dental clinics.	We also hold a call option to acquire a 30% additional equity interest in the period from 2 to 3 years from the date of the closing of the agreement.
ThirdLevel Soluções de Internet S.A. (Plugg.to) (a)	Jun/2022	100.00%	Plugg.to developed technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces.	—
Hubcount Tecnologia S.A. (Hubcount)	Aug/2022	75.60%	Hubcount develops technology that offers accounting BI & Software solutions to accounting offices and large corporations.	The acquisition of Hubcount was made through Questor, a subsidiary in which we own a 50% equity interest. Originally, Questor acquired a 75% stake in Hubcount and later increased such stake to 75,6% through a capital increase.
Agilize Tecnologia S.A. (Agilize)	Aug/2023	33.33%	Agilize develops technology that provides online accounting services.	The acquisition of the corporate stake in Agilize was made through the conversion of a credit arising from a convertible loan agreement.

(a)Company merged into another entity of the Group.
(b)Closing date of the first step of the step acquisition.

Divestments in Software and other Companies
Since February, 2024, we no longer have an equity stake in PinPag. In January 2020, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) acquired 100% of the equity stake of Ametista Serviços Digitais Ltda. (“Ametista”), Diamante Serviços Digitais Ltda. (“Diamante”), Esmeralda Serviços Digitais Ltda. (“Esmeralda”) and Safira Serviços Digitais Ltda. (“Safira” and, jointly with Ametista, Diamante and Esmeralda, “PinPag”). PinPag is a company focused in financial solutions in electronic means of payment.
Since December 2023, we no longer have an equity stake in Creditinfo Caribbean. In November 2020, we acquired a 53.05% interest in EveryData Group LTD. SEZC (formerly known as StoneCo CI Ltd), EveryData Jamaica Limited (formerly known as Creditinfo Jamaica Ltd), EveryData (Guyana) Inc (formerly known as Creditinfo Guyana Inc) and EveryData (Barbados) Limited (formerly known as Creditadvice Barbados Ltd) (all together described as “Creditinfo Caribbean”). In October 2022, we lost control of Creditinfo Caribbean after a capital contribution by a new investor (after such investment, our stake was diluted to 47.75% of the company). In December 2023, we sold all our remaining interest in Creditinfo Caribbean and ceased to be a shareholder in such company. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in the Cayman Islands, Jamaica, Guyana and Barbados, respectively.
Since June 2023, we no longer have an equity stake in Cappta S.A. (“Cappta”). Up to June 30, 2023, when we owned 69.58%, Cappta carried out the activities of (i) technology solutions for payments in installments, and (ii) technology solutions for electronic transfers. In June 2023, a reorganization of the businesses was carried by Cappta (“Cappta Reorganization”). As a result of the Cappta Reorganization, Cappta remained solely with the assets related to the activities of technology solutions for payments in installments, and Stef S.A. (a company incorporated under the Cappta Reorganization) remained with the assets related to the activities of technology solutions for electronic transfers. Subsequently to the Cappta Reorganization, we sold our stake in Cappta, and acquired 100% of Stef S.A.
Since February 2023, we no longer have an equity stake in Banco Inter S.A. (“Banco Inter”). For additional information regarding our transaction with Banco Inter, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Transaction with Banco Inter”.
Since June 2021, we no longer have an equity stake in Linked Gourmet Soluções para Restaurantes S.A. (“Linked Gourmet”). In April 2020, we obtained control of Linked Gourmet through a step acquisition, which started in June, 2018, with the acquisition of a 27.06% interest, followed by the acquisition of another 21.50% interest in 2019 and an additional interest in April 2020, leading to the control of Linked Grourmet with a 58.1% interest. In June 2021, we sold all our interest in Linked Gourmet and ceased to be a shareholder in such company. Linked Gourmet is a company that develops software and services for the food service market.
New financial services license
On January 5, 2024, we received from the Central Bank a license to operate a financial services company (financeira), Stone Sociedade de Crédito, Financiamento e Investimento S.A. (“Stone SCFI”). This license enables Stone SCFI to develop and offer a range of new products, such as time deposits to improve and diversify our funding sources.
Capital markets events
On November 8, 2023 our subsidiary MNLT, formerly MNLT Soluções de Pagamento S.A., (“MNLT”) concluded its first issuance of debentures placing R$1 billion with a three year maturity at CDI + 1.75% payable annually. The debentures are guaranteed by both Stone Instituição de Pagamento S.A. (“Stone Instituição de Pagamento”) and by us and it is our first corporate issuance in the Brazilian capital markets.
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
In August 2020, we completed a primary follow on offering for 31.5 million Class A common shares, including the exercise of the underwriter’s option. The proceeds from the follow on were used to finance Linx Transaction, concluded in July 2021.

New Incentive Plan Pool
In May 2022, our Board of Directors approved an amendment and restatement of our Long-Term Incentive Plan (“LTIP”) for the purpose of the adoption of a new equity-based incentive plan pool, comprised of 19.2 million shares to be granted in the form of restricted stock units (“RSUs”) and performance stock units (“PSUs”) under the LTIP. At the creation of the pool, a portion of it, 5.8 million shares, was approved for the grant of non-recurring long-term incentive plan awards, vesting of which is linked to the achievement of our annual goals and the performance of our stock price, of which 30% is to be vested in 3 years and 70% in 5 years if our goals are met. Each vesting period has a stock price trigger at multiples of our stock price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, was approved for the grant of regular annual equity incentive compensation. The remaining portion of the pool, 11.6 million shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above. In section “Item 6.Directors, Senior Management and Employees—B. Compensation”, we will show details about the consumption of the pool. Until the fourth quarter of 2022, share-based compensation expenses related to our non-recurring long-term incentive plan were adjusted in our adjusted statement of profit or loss, similar to our IPO incentive plan. Share-based compensation expenses related to our regular annual equity compensation were not adjusted in our statement of profit or loss given its recurring nature. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP)”.
Board Changes
Throughout 2023, we have made certain changes to the composition of our Board of Directors to support the next stage of our growth, as detailed below:
•Roberto Moses Thompson Motta retired as a member of our Board of Directors after many years of service, effective as of February 2023.
•Pedro Zinner stepped down from the Board in the beginning of 2023 and assumed the role of CEO of StoneCo in March 2023.
•Thiago dos Santos Piau, who was StoneCo’s CEO until March 2023, was appointed to our Board in the beginning of 2023.
•Pedro Franceschi, Co-Founder & Co-CEO of Brex, has agreed to retire from our Board as of April 2023.
•Silvio José Morais, who has served as our Interim Chief Financial Officer of StoneCo, has agreed to return to his position as member of our Board of Directors effective in July 2023.
•Luiz André Barroso, a Google Fellow with over 30 years of experience in technology and a reference in technology and innovation, joined our Board in April 2023. In September 2023, he ceased to be a member of our Board considering that we sadly announced that he had passed away.
•Gilberto Caldart, a former Vice Chairman and President of International Markets at Mastercard, where he worked more than 14 years, joined our Board, as an interim member, as of December 2023.
As a result of the above mentioned changes, as of December 31, 2023, our Board of Directors was composed of 9 Directors: (i) André Street (Chairman); (ii) Conrado Engel (Vice-Chairman); (iii) Luciana Ibiapina Aguiar; (iv) Diego Fresco Gutierrez; (v) Mauricio Luis Luchetti; (vi) Patricia Verderesi Schindler; (vii) Thiago dos Santos Piau; (viii) Silvio José Morais; and (ix) Gilberto Caldart (interim member).
In addition, as announced in March 2024, in the context of a planned transition (“Board Transition”), our founder, Mr. André Street, informed us that he has chosen not to seek re-election at StoneCo’s Annual General Meeting held on April 23, 2024 (“AGM”). Likewise, Mr. Conrado Engel, our former Vice-Chairman, and Patricia Verderesi Schindler, informed us that they would also not seek re-election, having completed their two-year commitment to us. In preparation for this transition, the candidates nominated for appointment to the board at the AGM included Mr. Mauricio Luis Luchetti, as the new Chairman, and Mr. Gilberto Caldart, as the Vice-Chairman of our Board of Directors. Additionally, Mr. José Alexandre Scheinkman was nominated for appointment to the Board at the AGM.

As a result of the Board Transition and as approved at the AGM, our Board of Directors is currently composed of 7 Directors, 6 of whom are independent:
•Mauricio Luis Luchetti - Chairman (independent member).
•Gilberto Caldart - Vice-Chairman (independent member).
•Diego Fresco Gutierrez (independent member).
•José Alexandre Scheinkman (independent member).
•Luciana Ibiapina Aguiar (independent member).
•Silvio José Morais (independent member).
•Thiago dos Santos Piau.
Organizational Changes on Management
Throughout 2023, we announced changes to our executive management to better align us around specific go-to-market strategies per client segment and to accelerate the integration of its software and financial solutions, as detailed below:
•Pedro Zinner stepped down from the Board in the beginning of 2023 and assumed the role of CEO of StoneCo as of March 2023.
•Thiago dos Santos Piau, who was StoneCo’s CEO until March 2023, was appointed to our Board in the beginning of 2023.
•Augusto Lins, who has served as our President, resigned to this position in May 2023.
•Mateus Scherer Schwening, a partner at Stone since 2015, was appointed as Chief Financial Officer and Investor Relations Officer, positions he holds since July 2023. Mr. Scherer left the position of Vice President of Finance in May 2023.
•Rafael Martins, who has served as our Investor Relations Officer, resigned to this position in July 2023.
•Silvio José Morais, who has served as our Interim Chief Financial Officer of StoneCo, has agreed to return to his position as member of our Board of Directors effective as of July 2023.
•Caio Fiuza, who was appointed COO of our Financial Platform Division, resigned to this position in October 2023.
•Fabio Vieira Kapitanovas joined us in October 2023 as Chief People and Operating Officer, to lead our People, Shared Services and Operations teams. Mr. Kapitanovas is a senior executive with more than 23 years of experience at Kraft Heinz and AB-Inbev in various operating roles. He will focus on facilitating company-wide operational excellence and creating a more coordinated, streamlined and cost-effective approach to operations.
•Gilsinei Hansen, who was appointed COO of our Software Division, resigned to this position in October 2023.
•João Lourenço Vivan Bernartt was our Chief Information Officer in 2023. In October 2023, João Bernartt left his duties as Chief Information Officer and was appointed as our Chief Product and Innovation Officer.
•Lia Machado de Matos, who already occupied the position of Chief Strategy Officer since 2016, was appointed as our Chief Marketing Officer in October 2023.
•Maria Carolina Sanchez da Costa joined us in October 2023 and was appointed as Chief Impact and Sustainability Officer. Mrs. Da Costa has over 22 years of experience in impactful and problem solving projects across education, healthcare, and asset management.
•Mateus Costa Biselli was appointed as Chief Client Officer of Small and Medium Merchant Business in October 2023. Mr. Biselli joined us in 2013 and has held leadership positions in the Sales, People, Operations and SMB Client segment.
•Sandro de Oliveira Bassili initiated 2023 as Chief People and Management Officer. In October 2023, Sandro Bassili left his duties as Chief People and Management Officer and was appointed as our Chief Operating Officer of Software.
•Victor Vieira Lino was appointed as Chief Client Officer of Micro Merchants Business in October 2023. Mr. Lino joined the Company in 2017 when he joined our logistics team, overseeing planning and supply chain optimization.

Change of Control of the Company
In June 2022, following a series of governance enhancements, we submitted to the Central Bank a technical change of control request amid a corporate restructuring involving our founder shareholders. As part of this restructuring, Eduardo Pontes would leave HR Holdings, LLC and consequently convert his original super voting Class B common shares into Class A common shares. As a result, our two co-founders would collectively and individually have less than 50% of the voting power. Though one of our founders, André Street, would still be a reference shareholder, after the authorization of the Central Bank there will be a decrease in the concentration of votes held by our founding shareholders, resulting in no single shareholder having more than 50% of our voting power.
On November 29, 2022, the Central Bank approved the Company’s change of control through a corporate restructuring involving the conversion of Mr. Eduardo Pontes interests in Company’s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A common shares directly owned by his family controlled entities (the “Corporate Restructuring”).
As a result of the Corporate Restructuring, HR Holdings, LLC became the owner of 31.1% of our voting power. As of March 31, 2024, our founding shareholders and HR Holdings, LLC are the owners of 31.3% of the company’s voting power. HR Holdings and Cakubran Holdings parent company is VCK Investment Fund Limited SAC A, whose primary investor is our co-founder, André Street.
On April 28, 2023, in connection with the Corporate Restructuring, our founding shareholders executed an irrevocable waiver to formally waive certain rights, provided under our amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018 and the shareholders agreement among us and the founder shareholders dated as of October 29, 2018 (the “Shareholders Agreement”), which they had already agreed and committed not to exercise since November 29, 2022. See “Item 10. Additional Information—B. Memorandum and articles of association” for information regarding our Articles of Association.
Special Note Regarding Non-IFRS Financial Measures
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
Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) amortization of fair value adjustments related to acquisitions, (2) impairment charges (and reversal of impairment charges), (3) unusual income and expenses, and (4) tax effects of the foregoing adjustments, as described in note (3) to “Presentation of Financial and Other Information—Selected financial data.” Note that as from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we have stopped adjusting the financial expenses related to our bond in our adjusted numbers. Also, starting in 2023, we decided to stop adjusting the expenses related to share-based expenses in our adjusted numbers. Therefore, in some of the tables of this document, we have made these adjustments retrospectively, as will be noted in the footnotes.
Adjusted net income (loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We believe adjusted net income (loss) is useful to evaluate our operating and financial performance for the following reasons:
•adjusted net income (loss) is used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value of their assets and the method by which their assets were acquired;
•amortization of the fair value adjustment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance; and

•other one-time charges that are not reflective of our core operating performance, which include the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets.
We use adjusted net income (loss) as a key profitability measure to assess the performance of our business. We believe that adjusted net income (loss) should therefore be made available to investors, securities analysts and other interested parties to assist in their assessment of the performance of our business.
Adjusted net income (loss) is not a substitute for net income or loss for the period, which is the IFRS measure of earnings. Additionally, our calculation of adjusted net income (loss) may be different from the calculation used by other companies, including our competitors in the payments processing industry, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. Additionally, this measure is not intended to be a measure of cash available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. For a reconciliation of our adjusted net income (loss), see “Presentation of Financial and Other Information—Selected financial data”. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet, payment solutions and e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS), (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos (FEBRABAN), (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”) (5) IDC (International Data Corporation) and (6) Reclame Aqui among others.
Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the selling shareholders, the underwriters, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Please note that from time to time, such sources can review numbers already reported, which can affect the comparability of this annual report to previous reports. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.
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
•the occurrence of a natural disaster, widespread health epidemic or pandemics, such as the coronavirus (COVID-19) pandemic;
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve;
•general economic, financial, political, demographic and business conditions in Brazil and any other countries we may serve;
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
•our failure to successfully maintain a relevant omnichannel experience for our clients, thereby adversely impacting our results of operations;
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

CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 178.

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
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our Class A common shares;
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
•Simplifying Brazilian tax rules would reduce barriers to entry for international competitors; and
•Linx and its managers may be accused of facilitating tax evasion for a client and becoming jointly liable for the refund of taxes owed to Brazilian tax authorities.
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
The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants rapidly, we are continually involved in a variety of projects to develop new services or compete with new market entrants, including the development of mobile phone payment applications, e-commerce services, digital banking, ERP, digital wallet account, prepaid card products, credit products and other new products emerging in the electronic payments industry such as Pix, WhatsApp pay and tap on phone solutions. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable or obsolete to our clients. Furthermore, even though the market for alternative payment services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services.
In addition, the services we render are designed to process very complex transactions and provide reports and other information concerning those transactions, at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue arising from a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third-parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected, such as resulting in impairment of capitalized software for which future economic benefits are no longer expected.
Moreover, we may fail to adopt artificial intelligence and machine learning technology or to comply with its regulatory framework. It is possible that new laws and regulations will be adopted, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
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
Our competitors that are affiliated with financial institutions may not incur the sponsorship costs we incur for registration with the payment schemes. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors (especially those that are affiliated with financial institutions) may be able to offer more attractive fees to our current and prospective clients. If competition causes us to reduce the fees we charge for our services, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected. In particular, we may need to reduce the fees we charge in order to maintain market share, as merchants may demand more customized and favorable pricing from us. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. More recently, we have also decided to deprioritize sub-acquiring clients due to their low profitability and more volatile nature. Furthermore, our ability to control our costs is limited because we are subject to fixed transaction costs related to payment schemes. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.
Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners.
Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or if the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.
If we fail to manage our growth effectively, our business could be harmed.
In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will potentially suffer.
Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
While we have grown the proportion of revenue from newer products and services such as banking, credit solution and software solutions, we intend to continue to broaden the scope of products and services we offer. However, we may not be successful in maintaining or growing our current revenue streams, or deriving any significant new revenue streams from these products and services. Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will continue to grow in revenue. Our offerings may present new and difficult technological, operational, regulatory, risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Further, our newer activities may not lead to growth or recoup our investments in a timely manner or at all and may require significant management time and attention. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.
We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third-parties. For example, Linx’s SaaS, cloud and on-premise infrastructure are dependent on telecommunications, internet and data center providers. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption due to, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our systems or those of third-parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•loss of revenues, including subscription revenues owed from equipment rentals;
•loss of clients or early termination of customer contracts;
•loss of merchant and cardholder data;
•loss of licenses with Visa, Mastercard or other payment schemes;
•fines imposed by payment scheme associations and other issues relating to noncompliance with applicable payment scheme requirements;
•loss of Central Bank authorizations granted by the Central Bank to operate as a payment institution (instituição de pagamento), as a direct credit company (sociedade de crédito direto) or as a trade repository (entidade registradora) in Brazil. In January 2024, we received authorization from the Central Bank to act as a financial services company, Sociedade de Crédito, Financiamento e Investimento S.A. (“SCFI”);
•fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management, insolvency proceedings, and/or the out-of-court liquidation of Stone Instituição de Pagamento and any of our subsidiaries to whom licenses may be granted in the future;
•fines or other penalties imposed by ANPD;
•harm to our business or reputation resulting from negative publicity;
•exposure to fraud losses or other liabilities;
•indemnity actions imposed by customers that may negatively affect operating results and financial situation;
•additional operating and development costs; and/or
•diversion of technical and other resources.
In particular, we rely heavily on our subsidiary, Buy4 Processamento de Pagamentos S.A. (“Buy4”), to provide transaction authorization and settlement, computing, storage, processing and other related services. Any disruption of or interference with our use of Buy4 services could negatively affect our operations and seriously harm our business. Buy4 provides software and systems to process the authorization and settlement of credit card and debit card transactions. Buy4 has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by Buy4, or regular or prolonged interruptions in the services provided by Buy4, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation. To the extent Buy4 begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. In addition, hosting costs will increase as our user base and user engagement grows. This could materially and adversely affect our business if our revenues do not increase faster than hosting costs.

It is mandatory under the Central Bank rules that acquirers register daily in trade repositories all card receivables owned by merchants (credit and debit). On the other hand, it is also mandatory that institutions willing to negotiate those receivables also register their contracts in such trade repositories. Therefore, as StoneCo encompasses an acquirer (Stone Instituição de Pagamento) and a financial institution (Stone SCD), it registers the merchants’ receivables through TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”) (a StoneCo company), and its contracts through TAG, CERC Central de Recebíveis S.A. (“CERC”), CIP S.A. (“Nuclea”), and B3 S.A. - Brasil, Bolsa, Balcão (“B3”). Pursuant to applicable rules, the acquirer must settle the merchants’ receivables in accordance with the information registered in the chosen trade repository and contracts regarding card receivables are only effective and made public when registered in a trade repository. Hence, any disruption of or interference with TAG, Nuclea, B3 or CERC’s services could negatively affect our operations and seriously harm our business, as well as any acquirers’ misconducts of not settling the merchant’s receivables in accordance with the information registered in the trade repository. Under existing rules, while acquirers may only choose one trade repository, increasing risks due to system failures, financial institutions may choose as many as they want, mitigating system unavailability risks. On June 6, 2021, the interoperability between financial market infrastructures (TAG, CERC, Nuclea and, more recently, B3) was launched under the rules of the Central Bank. Considering the unprecedented dynamics, constant system instabilities were perceived. The trade repositories’ systems are evolving with the Central Bank enacting new rules. See “— Our business is Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
In the past, we identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
Before we acquired Linx, prior to the year ended on December 31, 2020, management of Linx identified material weaknesses on financial reporting of Linx. If we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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
We intend to make significant investments in our business, including with respect to our employee base, sales and marketing, including expenses relating to increased direct marketing efforts, referral programs, and free hardware and subsidized services, development of new products, services, and features; expansion of office space, data centers and other infrastructure, development of international operations and general administration, including legal, finance, and other compliance expenses related to being a public company. If the costs associated with acquiring and supporting new or larger merchants materially rise in the future, including the fees we pay to third-parties to advertise our products and services, our expenses may rise significantly. In addition, increases in our client base could cause us to incur losses, because costs associated with new clients are generally incurred up front, while revenue is recognized thereafter as merchants utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur significant losses in the future, which could cause the market price of our Class A common shares to decline.
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
We mainly rely on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove to be inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.

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
Acquisitions, investments, partnerships and joint ventures may be part of our growth strategy. We evaluate and expect in the future to evaluate potential strategic acquisitions, investments, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, investments, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire, invest or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, investment, partnership or joint venture. Furthermore, the integration of any acquisition (such as the Linx Transaction and the Reclame Aqui acquisition, as defined on “Item 5 — Operating and Financial Reviews and Prospects”), investment (such as the investment in Banco Inter), partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations, and such integration may be substantially more costly and time consuming than we had anticipated. Certain acquisitions, investments, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. Finally, we may be forced to assume certain liabilities in connection with any acquisitions that we consummate, including unknown and contingent liabilities that we failed or were unable to identify in the course of performing due diligence. We cannot ensure that any acquisition, investment, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
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
We rely on card issuers and payment schemes to enable card acceptance and, in order to provide this service to our clients, we must pay fees to the payment schemes and card issuers, according to the applicable fees defined by the payment schemes regulation. A significant source of our revenue comes from processing transactions through Visa, Mastercard and other payment schemes. The payment schemes routinely update and modify their requirements and may increase or enforce new fees that can be charged by different billing methods, including fees per transaction by using one of their cards. Those changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and, in some circumstances, we may not be able to pass through such costs to our clients or associated participants. Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules, bylaws and charter documentation), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of noncompliance and fines, which have been typically related to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines or pass through the costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop allowing our clients to accept Visa, Mastercard or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.
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
In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us. Our merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. In the event that we are not able to collect such amounts from the associated participants, whether due to fraud, breach of contract, insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental or software obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our credit card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2023, we recorded estimated credit losses arising from defaults of issuing banks of R$55.7 million relating to estimated losses on such doubtful accounts, compared to R$22.8 million as of December 31, 2022. Any of the foregoing risks would negatively impact our business, financial condition and results of operations. See “—Risks Relating to Brazil”.
Although in 2023 we have deprioritized sub-acquiring clients, some sub-acquirers are still our clients. Thus, we are exposed to sub-acquirers risk. In the case we pay the sub-acquirers, and it does not pay its merchants for any reason, we must pay these merchants.

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

We offer payments, digital banking, credit services and software as well as other products and services to a large number of clients. We are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. In configuring our payments, digital banking, credit services and software, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. When a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Moreover, we rely on third-party service providers, such as PSP, and our risk management policies and processes may not be sufficient to monitor compliance by such third-parties with applicable laws and regulations, including anti-money laundering laws and settlement of sub-acquirers. We may incur significant costs with respect to monitoring third-party service providers. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.
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
We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Furthermore, we are also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third-parties in case of any damages. Additionally, we must consider potential liabilities related to privacy and data protection, particularly in cases where personal information is compromised due to fraudulent activities. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in chargebacks and credit liabilities, default rates on our credit solutions and potential fines under our digital banking solutions, among others, as well as any fines by regulators, could have a material adverse effect on our business, financial condition, and results of operations.
Increases in interest rates may harm our business.
Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our working capital solutions if our overall financing costs require us to increase the fee we charge for our working capital solutions. Either of these factors could cause our business activity levels to decrease. Also, we may lose clients as a result of increasing prices, which may also impact our business. In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. As of December 31, 2023, we had R$2.9 billion of debentures, loans, bank borrowings, quota holder obligations in our FIDCs and other financial liabilities subject to variable interest and return rates, compared to R$2.8 billion as of December 31, 2022. We also sell receivables to third-parties on a non-recourse basis, which also have variable interest rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.
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
As of December 31, 2023, our balance sheet includes intangible assets that amount to R$8,794.9million. These assets consist primarily of identified intangible assets and goodwill associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations.

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
In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third-parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.
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
The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected. The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms, such as Globo, Google or Meta. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new merchants would be materially harmed.
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
We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about us, our business, and our products and services that could damage our brand and materially deter people from adopting our services. Negative publicity about us or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

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
Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments requiring a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. For instance, our Stone Agents are highly trained and, accordingly, we may face challenges in recruiting and retaining such qualified personnel. We must continue to hire additional personnel to execute our strategic plans. Our efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.
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
We invest broadly in our business, and such investments are driven by our expectations of the future success of our products or services. Our products, such as our POS devices, often require investments with long lead times. In addition, we invest in marketing, technology, people and in our distribution channels based on our expectation of future demand for our services from the relevant location. An inability to correctly forecast the success of a particular product or service could harm our business. We must forecast inventory and capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.
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
Stone Instituição de Pagamento, as a payment institution and a payment scheme settlor, is subject to Brazilian laws and regulations relating to electronic payments, comprised of Brazilian Federal Law No. 12,865, dated as of October 9, 2013 (“Law 12,865”), CMN Resolution No. 4,282, dated as of November 4, 2013, Central Bank Resolution No. 150, dated as of October 6, 2021 (“Central Bank Resolution 150”), Central Bank Resolution No. 80, dated as of March 25, 2021 (“Central Bank Resolution 80”) and related rules and regulations.

Our subsidiary, Pagar.me Instituição de Pagamento S.A. (“Pagar.me”), has submitted an authorization request to the Central Bank to be licensed as a payment institution and is waiting such approval. Meanwhile, Pagar.me is permitted to continue to operate as a payment institution while pending the outcome of the approval process, but the failure to eventually obtain such approval would potentially have material adverse effects on our business. In addition, Pagar.me also operates as a payment scheme settlor pursuant to the Central Bank license exemption. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.
The working capital solutions that we offer merchants represent a significant portion of our financial income, which includes the early payment of receivables. Law 12,865 prohibits payment institutions like Stone Instituição de Pagamento from performing activities that are restricted to financial institutions, such as provide borrowings and financings. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest” under Brazilian law, in which case the limits set by Decree No. 22,626, dated as of April 7, 1933 (the “Brazilian Usury Law”) would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. Considering such limitations, some of the early payments structures provided by us have involved Stone Sociedade de Crédito Direto S.A. (“Stone SCD”).
Stone SCD is an authorized financial institution registered as a direct credit company (sociedade de crédito direto) and is subject to Brazilian Federal Law No. 4,595/64, dated as of December 31, 1964 (“Law 4,595”), CMN, Resolution No. 5,050, dated as of November 25, 2022 (“CMN Resolution 5,050”), and its related rules and regulations. Brazilian financial institutions are subject to extensive government regulations applicable to their activities, including those relating to minimum requirement of paid-in capital stock and net equity, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF), administrative penalties for noncompliance, among others.
TAG received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil in October 2020, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, pursuant to Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and Central Bank’s Circulars No. 3,743, dated as of January 8, 2015, and No. 3,952, dated as of June 27, 2019. In 2022 and 2023, respectively , CMN and the Central Bank enacted Resolution No. 264, dated as of November 25, 2022 (“Central Bank Resolution 264”) and Resolution No. 304, dated as of March 30, 2023, replacing the aforementioned Circulars and reinforcing certain trade repositories and other players’ duties for the benefit of the most adequate functioning mechanisms of the trade repositories´ systems. Also, the Central Bank improved the rules applicable to the interoperability governance structure, establishing a more robust ecosystem as to the communication among the trade repositories. TAG’s business consists of registering card receivables with its registration systems, which requires the processing of a huge amount of data and information related to the card receivables and the transactions based on them, as well as to interoperate with other registration systems available in the market, as those operated by Nuclea, CERC and B3. The communication between TAG and its clients and among TAG and the other operators of registration systems demands a challenging standardization of files layouts and messaging process, which compose important factors of operational risks. Failures on such aspects may harm counterparties of the relevant operation that may lead TAG to financial exposures.
Furthermore, Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”) started issuing post-paid instruments. In accordance with Central Bank Resolution 80, payment institutions that act as post-paid instrument issuers are not required to file an authorization request until the regulatory threshold is met. We have been monitoring the volume of Stone Cartões’ operations so that the authorization request is filed timely, but the failure to eventually obtain such approval would have material adverse effects on our business.
Brazilian payment and financial institutions and trade repositories have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect our operations and financial results.
In addition, our subsidiary MNLT, as a publicly-held company under the Category B issuer, is subject to CVM’s rules, including those related to the periodic disclosure of material facts (fatos ou atos relevantes), as applicable.

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
In the last couple of years, the Central Bank issued several regulations related to the Brazilian payments market, aiming to increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include:
(i) “Pix” (Central Bank Resolution No. 1, dated as of August 12, 2020 and Central Bank Resolution No. 195, dated as of March 3, 2022): instant payments ecosystem developed by the Central Bank that enables real-time transactions among individuals and entities on a 24/7 basis, which was launched in November 2020 (“Pix”). This ecosystem promotes greater innovation to the existing payment structure in Brazil and is a feasible alternative to debit and pre-paid transactions and, in the future, to credit transactions with “Pix Garantido” forthcoming Pix functionality that will allow individuals to pay for goods and services in installments. Although certain details of such solution are still under discussion and pending regulation, and the current numbers made available by the Central Bank do not indicate a predatory behavior by Pix regarding other payment methods so far, such initiative may result in a loss of interest of existing clients in using payments schemes that we operate, and greater difficulty in attracting new clients. Therefore, such developments may materially and adversely affect our business and results of operations.
(ii) Open Finance (Joint Resolution No. 1, enacted by the Central Bank and the CMN on May 4, 2020): in 2020, the Central Bank and CMN published the initial set of guidelines and standards for the implementation of the Open Financial System (“Open Finance”) in Brazil. The implementation of the Open Finance comprises four phases, described as follows:
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

Stone Instituição de Pagamento, as a payment institution that provides payment accounts to its clients, is a mandatory participant in Phase 3. In this sense, we must adhere to innovation and also comply with the applicable Open Finance regulations, self-regulation and other data guidelines, as stringent as customer authentication regulations and the LGPD (as defined below), under which data can only be shared upon the explicit consent of the user. See “⸺We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.”
(iii) Payment Initiation Service Provider (“PISP”) (Central Bank Resolution 80): inserted in the context of Open Finance, a new category of payment institutions was created by Central Bank Resolution No. 24, dated as of October 22, 2020, later replaced by Central Bank Resolution 80. This institution requires the initiation of payment transactions without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction. Such services include the initiation of Pix, “boleto” and other forms of payment transactions, that do not need a specific payment instrument to be performed. It is expected that tech companies and marketplaces will enter in the payments market developing activities as PISPs, and also that other payment and financial institutions may decide to explore these new features on its business strategies. For these reasons, this PISP institution can result in a loss of existing clients and adversely affect our results.
(iv) Card receivables registration (CMN Resolution No. 4,734, dated as of June 27, 2019 and Central Bank Resolution 264): aiming to promote transparency in credit transactions, a broader credit offer and a reduction in the banking spread, CMN Resolution No. 4,707, Central Bank Circular No. 3,924, dated as of December 21, 2018, Central Bank Circular No. 3,926, dated as of January 31, 2019, Central Bank Circular No. 3,928, dated as of February 13, 2019 and Central Bank Circular-Letter No. 3,934, dated as of February 21, 2019, established additional requirements and procedures applicable to credit transactions with merchants guaranteed by card receivables. These rules have been issued as a model for transition to a more robust legal framework enacted underneath CMN Resolution No. 4,734 (“CMN Resolution 4,734”), as amended by CMN Resolution No. 5,045, dated as of November 25, 2022, and Central Bank Circular No. 3,952 (“Central Bank Circular 3,952”), replaced by the Central Bank Resolution 264. As a result of these regulations, credit transactions guaranteed by card receivables are to be subject to registration and held publicly available. The main goal of such requirements is to increase competition in the early payment of receivables and in the reduction of the spread applied in this type of transaction, which could affect our results. Notwithstanding such rules came into force on June 7, 2021, the trade repositories’ systems are still facing challenges that are being addressed among all market participants under the oversight of the Central Bank. In the context of ongoing challenges, Central Bank Resolution 264 intended to reinforce obligations that shall be observed by the trade repositories in order to ensure compliance with the law and regulations. This Resolution underwent modifications through Central Bank Resolution No. 321, dated as June 2, 2023 and Central Bank Resolution No. 349, dated as October 31, 2023, introducing new operational procedures designed to guarantee adherence to legal provisions and regulations. These adjustments are set to take effect in 2024.
(v) Cybersecurity (CMN Resolution 4,893/21 and Central Bank Resolution No. 85/21): on February 26, 2021, the National Monetary Council enacted CMN Resolution 4,893 (“CMN Resolution 4,893”), applicable only to financial institutions, which provides for cyber security policy and requirements for contracting data processing and storage and cloud computing services to be observed by institutions authorized to operate by the Central Bank. Central Bank Resolution No. 85, dated as of April 8, 2021 (“Central Bank Resolution 85”), has the same regulatory regime for cyber security and cloud computing services, to the extent applicable to payments institutions. CMN Resolution 4,893 and Central Bank Resolution 85 update the regulatory framework previously provided for in CMN Resolution No. 4,893, dated as of February 26, 2021, and Central Bank Circular No. 3,909, dated as of August 16, 2018, aiming to address issues arising from the increasing use of technology in financial services.

(vi) Prudential Conglomerates of Authorized Payment Institutions (Central Bank Resolution 168/21): on December 1, 2021, the Central Bank enacted Resolution No. 168, which provides for the accounting criteria applicable in the preparation of the consolidated financial statements of prudential conglomerates of authorized payment institutions and the operating procedures for the preparation of such documents by financial institutions and payment institutions. Besides the already existing conglomerate led by financial institutions, the new rule created the prudential conglomerate led by payment institutions authorized to operate by the Central Bank. This movement is part of Central Bank’s strategy for increasing risk management initiatives for payment institutions that encompass additional risks on its business activities, such as when controlling financial institutions. The main aspects of such Central Bank’s strategy was subject to Public Consultation Notice 78, closed on January 26, 2021. On March 11, 2022, the Central Bank enacted Resolutions Nos. 197 (“Central Bank Resolution 197”), 198, 199, 200, 201 and 202. According to Central Bank Resolution 197, the prudential conglomerates are now segmented into 3 types depending on whether the conglomerate is composed by financial or payment institution as well as if it is headed by a financial or payment institution (Type 1: conglomerates which are composed by both financial and payment institutions, but headed by a financial institution (“Type 1 Conglomerates”); Type 2: conglomerates which are not composed by financial institutions; and Type 3: conglomerates which are headed by a payment institutions and also composed by a financial institution (“Type 3 Conglomerates”)). The conglomerate headed by Stone Instituição de Pagamento has been defined as a Type 3 Conglomerate.
(vii) Minimum Capital Requirements for Type 3 Conglomerates (Central Bank Resolutions 200, 202, 229, 266, 324 and 356): Type 3 Conglomerates shall maintain minimum capital adequacy ratio in relation to its risk-weighted assets (“RWA”), which shall be assessed in a similar manner to the approaches established by the Basel Committee on Banking Supervision (BCBS). The main differences between this new method and the one applicable to financial institutions are the conception of a specific RWA component for payment-related risks and the consequent review of the components related to credit, market and operational risk. Such rules became effective in July 2023. By June 2023, the Central Bank published Resolution No. 324, which brought significant changes to the criteria for recognition of credit risk mitigants for banking book exposures that are risk-weighted under the standardized approach, to implement the credit risk mitigation standards of the Basel III reforms and to make payment account balances eligible for recognition as financial collateral. In respect of the implementation of Basel III reforms, the Central Bank also published Resolution No. 356 on November 2023, which establishes the key components of the new standardized approach for measuring operational risk capital requirements and is supposed to phase in starting in 2025 until the end of 2027. The Central Bank is still evaluating the impacts of the RWA calculation on payment services and may adequate certain details related to the components of such calculation in the near future. This new environment applicable to payment institutions may affect our business, since the minimum capital requirements may be higher, resulting in a more complex monitoring of the capital adequacy. Moreover, there is a risk that the Conglomerate does not fulfill the minimum capital requirement, which would lead the Central Bank to enforce regulatory consequences in the manner prescribed by the regulation.
(viii) Environmental, Social and Corporate Governance (CMN Resolutions 4,943 and 4,945 and Central Bank Resolutions No. 139 and 265): By September 2021, CMN published CMN Resolution No. 4,943 (“CMN Resolution 4,943”), which modified Resolution No. 4,557 in order to distinguish social, environmental and climate risks and to create the obligation for Type 1 Conglomerates to identify, measure, evaluate, monitor, report, control and mitigate those risks within their risk management structure. The new standard defines such risks, bringing new and modern concepts to the sector, such as the inclusion of the two main components of climate risks — physical and transitional — already recognized in international standards on the subject. Also as a result of Public Consultation No. 85/2021, CMN Resolution No. 4,945 was enacted to address the social and environmental responsibility policy. Based on the new standard, the climate aspect is included, in order to demand from Type 1 Conglomerates the preparation and implementation of a social, environmental and climate responsibility policy. Additionally, on September 15, 2021 the Central Bank enacted Resolution No. 139, which regulates the preparation of a report on social, environmental and climate risks and opportunities (GRSAC Report) by Type 1 Conglomerates in order to address the recommendations of the task force on climate-related financial disclosures (TCFD) at the national regulatory level. By November 2022, The Central Bank enacted Resolution No. 265, replicating the social, environmental and climate risk management structure provided for in CMN Resolution 4,943 to Type 3 Conglomerates.
(ix) Foreign Capital and Foreign Exchange Market (Brazilian New Foreign Exchange Law No. 14,286/2021): on December 29, 2021, the Brazilian government enacted Federal Law No. 14,286 (“Law 14,286”) with the purpose of modernizing, simplifying, and bringing more efficiency to the Brazilian foreign exchange market, as well as enhancing the use of Brazilian currency on international transactions.

In this regard, some measures proposed by Law 14,286 include: (a) the tenet that foreign capital should have the same legal treatment as the national capital; (b) the possibility of non-residents to maintain bank accounts in Brazilian reais upon the same treatment applicable to accounts held by residents; (c) the increase of legal possibilities to maintain bank accounts based on foreign currencies in Brazil; (d) approval for institutions authorized by Central Bank to use the funds raised on their activities on funding and credit operations, in Brazil or on other countries.
The CMN and Central Bank issued regulation regarding the issues stated on the Law 14,286 (CMN Resolution No. 5,042, dated as of November 25, 2022, CMN Resolution No. 5,056, dated as of December 15, 2022, Central Bank Resolution No. 277, dated as of December 12, 2022 (“Central Bank Resolution 277”), Central Bank Resolution No. 278, dated as of December 12, 2022, Central Bank Resolution No. 279, dated as of December 12, 2022,Central Bank Resolution No. 280, dated as of December 12, 2022 (“Central Bank Resolution 280”), Central Bank Resolution No. 282, dated as of December 31, 2022). Two of the main aspects related to payment services are the possibility of payment institutions to carry out foreign exchange transactions and the introduction of the eFX service provider concept, which may provide international transfers and payments collecting funds from one party, performing foreign exchange contracts and transferring the funds to the beneficiary. For more information on the current regulatory framework for foreign exchange, see “Item 5. Operating and Financial Review and Prospects—Recent regulatory developments—Improvement of Foreign Exchange Regulation.”
(iii) Virtual assets markets (Law No. 14,478/2022): the Brazilian Law No. 14,478/2022, issued on December 21, 2022 (“Law 14,478”), sets principles and guidelines to be observed in the provision of virtual asset services, seeking to bring greater legal certainty to the such market. Pursuant to Law 14,478, entities providing services based on virtual assets (exchange, transfer, custody and management of these assets) should be authorized by the responsible authority, which will be assigned by the Brazilian government in the near future, and will be in charge of enacting rules in this regard and supervising such service providers. Moreover, Law 14,478 states that virtual assets could be used for payment transactions, which may affect Brazil´s payment industry and, therefore, affect our business. Law 14,478 became effective in June 2023.
(xi) Government Program for Debt Renegotiation: On October 3, 2023, Law No. 14,690/2023 (“Law 14,690”) was published, establishing the “Emergency Program for Debt Renegotiation of Individuals in Default”, also known as “Desenrola Brasil”. Law 14,690 establishes that credit institutions must adopt financial education measures aimed at consumers to prevent default and over-indebtedness. In addition, Law 14,690 allows consumers the right to port their credit card bill balance or other related debts to any financial institution, free of charge, under the terms of the established program. This Law, and the set of rules that regulate the interest provisions of revolving and installment credit operations, depending on their provisions, may affect our business, since they impact the credit and post-paid payment instrument markets.
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
Additionally, any future legislative or regulatory initiatives that would bring restrictions over the number of installments in credit card operations in Brazil may would have an adverse effect on us.
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
The Brazilian Data Protection Law (Law No. 13,709/18 or Lei Geral de Proteção de Dados) (“LGPD”), applies to individuals or legal entities, private or government entities, who processes personal data in Brazil or collects personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.
Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD is presently in the process of evaluating the enactment of further regulations and has already issued additional ones regarding:
•The inspection and administrative sanctioning process within the scope of the ANPD (Resolution CD/ANPD No. 1/2021, enacted on October 28, 2021, amended by Resolution CD/ANPD No. 4/2023, enacted on February 24, 2023);
•The application of LGPD for small-scale data processing agents (Resolution CD/ANPD No. 2/2022, enacted on January 27, 2022);
•Administrative sanctions by ANPD (Resolution CD/ANPD No. 4/2023, enacted on February 24, 2023); and,
•Treatment of personal data of children and adolescents (Statement CD/ANPD No. 1/2023, enacted on May 22, 2023).
These regulations may impose additional obligations related to data protection that were not described above.
The penalties and fines for noncompliance with the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, partial or complete prohibition of processing activities; and (4) a fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50 million per violation. The application of penalties and fines for noncompliance with the LGPD is based on ANPD Resolution 4 dated as of February 24, 2023.
As mentioned above, on April 8, 2021, the Central Bank Resolution 85 was approved, which establishes requirements for the engaging of relevant data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. Central Bank Resolution 85 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in relevant contracts regarding data processing, storage and cloud computing services. Failure to comply with applicable requirements, may result on the imposition of restrictions on the contracting of relevant data processing, storage and cloud computing services.

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
The laws, rules, and regulations that govern our business include or may in the future include those relating to banking, deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, anti-money laundering and terrorism financing, escheatment, and compliance with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank and the CMN. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.
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
Last year, two of our subsidiaries were exonerated in antitrust procedural inquiries. The cases against Linx and Óbvio Brasil Software e Serviços S.A. were closed by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica - CADE) without penalties on January 19, 2023 and November 16, 2023, respectively.
Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income. In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196, dated as of November 21, 2005 (“Law 11,196”), currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (“ISS”). Any increases in ISS rates would also harm our profitability.
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
Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities, judicial or administrative courts and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the Brazilian government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
On December 20, 2023, Constitutional Amendment (EC) No. 132/2023 (“Tax Reform”) was enacted, replacing several of the current “indirect taxes” (ICMS, ISS, and PIS/Cofins) with the Goods and Services Tax (IBS) and the Contribution on Goods and Services (CBS). In the first semester of 2024, Brazilian congress is expected to discuss and approve supplementary laws detailing such new taxes. For the implementation of the Tax Reform, there will be a transition phase, lasting from 2026 to 2032. We have been following the discussions on this topic and awaits the regulations for a precise assessment of the impacts resulting therefrom.

StoneCo’s subsidiaries benefit from tax incentives from government programs and is subject to the complexity of the Brazilian tax system. These incentives may be terminated or reduced in the future, which could adversely affect its results of operations.
StoneCo’s subsidiaries benefit from certain tax incentives granted to technological research and technological innovation development activities, provided for in Law No. 11,196 (Lei do Bem). StoneCo's subsidiaries ability to benefit from these incentives depends on the fulfillment of certain obligations.
Failure to comply with certain obligations in accordance with the applicable rules and/or sending the documentation required for the granting of such incentives, may result in the loss of the right to incentives not yet used and the collection, by the tax authorities, of the amount corresponding to the unpaid taxes as a result of incentives already used, plus fines and interest provided for in tax legislation, without prejudice to any applicable criminal sanctions, which may adversely affect us.
If the tax benefits currently granted expire, extinguish, or cancel, StoneCo’s subsidiaries cannot guarantee that such benefits will be renewed or that it will succeed in obtaining new tax benefits on equally favorable terms. If such benefits are not renewed, StoneCo’s subsidiaries business could be adversely affected.
The complexity of the Brazilian tax system may leave StoneCo’s subsidiaries subject to questioning at the federal, state and municipal levels, which may result in material losses for it, thus adversely impacting its results.
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
We operate in jurisdictions that have a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846, dated as of August 1, 2013 (“Clean Company Act”), and the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Errors, failures, violations or delays in complying with anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal, administrative and civil liability and/or lawsuits, significant fines and penalties, forfeiture of significant assets, or other enforcement action as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to review or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators often reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. For example, the Central Bank enacted a regulation on this matter, Circular No. 3,978, which became effective on July 1, 2020 (“Central Bank’s Circular 3,978”), and provides new guidelines with a risk-based approach for anti-money laundering policies, procedures and controls. We face the unremitting risk of failing to create a corporate environment opposed to corruption, bribery, and money laundering or to install business practices that prevent and comply with extensive regulation applicable to our regulations. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.
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
In addition, the likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due and the size of Brazil’s debt service burden relative to the economy as a whole. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances.
Risks Related to Information Technology Systems and Intellectual Property
Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We have in the past, and could in the future be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third-parties, or may result from accidental technological failure. For example, in October 2018, an individual or individuals publicly disclosed portions of certain non-material source code from the proprietary software used in our Pagar.me PSP solution and Stone Instituição de Pagamento, platforms that we had privately hosted on a third-party code development website. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third-parties, including commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants”, who collect, process, store and transmit sensitive data. Given the rules established by the payment scheme settlors, such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to these third-parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants, and those who may hold funds in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment schemes, governmental bodies or third-parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.
Our encryption of data and other protective measures may not prevent unauthorized access or use of data and sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment scheme fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by the payment schemes. In addition, a significant cybersecurity breach of our systems or communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution (instituição de pagamento) in Brazil, which could materially impede our ability to conduct business. While we maintain insurance policies to address certain risks associated with cyber-attacks, such insurance coverage may be insufficient to cover all losses or types of claims that may arise.
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
Our business relies on a number of forms of intellectual property rights, including trademarks, domain names, software, know how, trade secrets technologies and other proprietary information, and we use a combination of contractual provisions, confidentiality procedures, and other approaches to establish and protect our intellectual property rights. We have been granted numerous trademarks and software covering our brands and products and have filed, and expect to continue to file, trademark applications before the patent, trademark and software offices in a number of jurisdictions, including the Brazilian Patent and Trademark Office (INPI) seeking to protect newly developed trademarks and products. We cannot be sure that intellectual property rights will be granted with respect to any of our trademarks, applications will be granted, or that any such patent, trademark and software offices shall continue to protect our intellectual property rights with respect to any of our trademarks, applications and products. We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
Third-parties may challenge, invalidate, circumvent, infringe, misappropriate or otherwise violate any existing or future intellectual property assets requested by, issued to, or licensed by, us. Additionally, our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, to our business, and as a result, we may be forced to engage in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. There is also a risk that we may, by omission, fail to renew our intellectual property rights on a timely basis in certain jurisdictions. Moreover, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we may not to be able to assert our intellectual property rights against such parties. Furthermore, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive and time-consuming, could cause a diversion of resources and may not prove successful. Such cases may expose us and negatively affect the use of our intellectual property and we may be prohibited from continuing to exploit them. Due to the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third-parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third-parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. We may also be subject to costly litigation in the event our services and technology infringe upon, misappropriate or otherwise violate a third-party’s proprietary rights. Third-parties may have, or may eventually be issued, patents, trademarks, trade secrets or other intellectual property that may be infringed upon, misappropriated or otherwise violated by our services, or may otherwise conflict with our own proprietary rights. We may also be subject to claims by third-parties alleging that we have breached any of our applicable copyright, trademark, license usage or other intellectual property licenses or agreements. Any such claim from third-parties may be expensive, time consuming and result in a limitation of our ability to use the intellectual property subject to such claims and may prevent us from registering certain trademarks, domain names, industrial designs, patents or other intellectual property assets. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims brought by such individuals are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.
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
Our solutions incorporate and are dependent to some extent on the use and development of open source software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third-parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by courts. The potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.
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
Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third-parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
Risks Related to Our Financing Needs
Our financing needs could adversely affect our financial flexibility and our competitive position.
We rely, in addition to our equity, on third-party financing both in the format of indebtedness but also selling our accounts receivables due by credit card issuers. Our inability to either refinance our debt or to maintain and expand our asset sales programs could have important consequences and significantly impact our business. For example, it could:
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
We have funded our operations since inception primarily through equity financings and sale of card receivables to third-parties such as commercial banks to and to a lesser extent through bank credit facilities, and financing arrangements, including through FIDCs and sale of card receivables to third-parties such as commercial banks. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our credit facilities, debentures and bonds contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures, bonds and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects”. Rising rates of either CDI or credit spreads may materially impact our results if we are not able to fully pass them to prices we charge our clients.
We face risks relating to liquidity of our capital resources.
Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations at an excessive cost or that we will not have funding at a volume and cost appropriate to meet the advance payment request by our customers. This risk is inherent in our activities.
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
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares”, “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.” and “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy”.
We are subject to the risks associated with less than full control rights of some of our subsidiaries.
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
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us and the price of our Class A common shares.
The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations, including to its monetary, fiscal, credit and tariff policies and rules. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•expansion or contraction of the Brazilian economy, as measured by gross domestic product (“GDP”), rates;
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

Uncertainty over whether the Brazilian government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.
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
Also, the economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.
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
Inflation is one of the main current concerns and it continues to be addressed by the Central Bank. In the past, Brazil has experienced extremely high rates of inflation. Although in recent years we have observed an accommodation of inflation at relatively low levels, as measured by the IPCA, lately, new inflationary pressures have arisen. Important drivers for the spike in current inflation include soaring commodity prices, supply-chain bottlenecks, and services activity acceleration that yields from the national economy’s reopening in late 2021 after lockdowns between 2021 and 2020 due to the COVID-19 pandemic. With higher inflation inertia, market expectations have been consistently updated upwards in the recent past, as reported by the focus survey, which is released weekly by the Central Bank. Even though in 2023 market expectations converged to a more stable interest rate with downward trajectory on the future after successive interest rate hikes in 2021 and 2022, there is still considerable uncertainty in the market brought by new global and local developments.
In the beginning of 2022, the Russian-Ukraine conflict has had — and may continue to have — negative effects throughout global markets. Russia is a major player in the global commodities market, producing about 10% of the world’s oil and 17% of its natural gas, while both countries are large exporters of agricultural and metal commodities. One of the conflict’s major economic spillovers to the Brazilian economy could be an upside inflation risk, due to an increase in the price of both energy and agricultural commodities. This could encourage the Central Bank to adopt a more conservative stance with regard to its monetary policy and, as a consequence, we could see an increase in our business funding cost and a potential decrease in consumer demand for our prepayment solutions. Besides, further escalation of the conflict could also lead to higher market volatility, which could adversely affect us.

Considering new inflationary pressures that emerged from the Russian-Ukraine conflict, and an increased risk that inflation may deviate from the target pursued by the Central Bank, we could see a more intense tightening of monetary policy and, thus, a higher-than-expected increase in the national basic interest rate (“SELIC”). With higher inflation/interest rates we could face an increase in our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. Changes in market and economic conditions could also adversely decrease the demand for our products and services. In addition, we could see an increase in the debt service of the portion in reais of our debt, which is indexed to floating rates. With this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.
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
In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation and policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.
According to the IPCA, Brazilian inflation rates were 4.6%, 5.8%, 10.1%, 4.5% and 4.3% in 2023, 2022, 2021, 2020, and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil increased from an average of 2.77% in 2020, to 4.46% in 2021, 12.45% in 2022, and 13.04% in 2023, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
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
The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In the years ended December 31, 2019 and 2020, the real/U.S. dollar exchange rate were R$4.03 and R$5.20, respectively, with a depreciation of 3.9% in 2019 and 22.4% in the real in 2020. In May 2020, in response to the turbulence and doubts raised by the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per US$1.00. This trend continued in 2021 and as of December 31, 2021, the exchange rate was R$5.58 per US$1.00. On December 31, 2022, the real/U.S. dollar exchange rate was R$5.22, reflecting an appreciation of 7.0% in the real from December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.84 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar during 2023. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years a growth of 1.3% in 2018 and 1.1% in 2019. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic, followed by a growth of 4.8% in 2021, an increase of 3.0% in 2022 and an increase of 2.9% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.
The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. Since 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. The COVID-19 pandemic and its economic and social impacts have also affected the performance of Brazilian markets, and was marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of advances and emerging markets’ growth rates, currency volatility and, to some extent, limited availability of credit and access to capital. These uncertainties adversely affected us and the market value of our securities and may continue to do so in the future. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
The decrease in foreign investment in Brazil may adversely affect growth and liquidity in the Brazilian economy, which, in turn, may have a negative impact on us. The interruption or volatility in global financial markets may further increase the negative effects on the economic and financial scenario in Brazil, which may have a material adverse effect on us.
Besides, crises and political instability in other emerging market countries (such as in Southeast Asia, Russia and Argentina), the United States, Europe or other countries have historically caused volatility in the Brazilian stock market and could decrease investor demand for securities offered by companies operating in Brazil, such as our common shares. Especially with the COVID-19 outbreak, the international stability can be more fragile, leading to crises in both advanced and emerging countries. Additionally, policy changes, monetary policy and/or implementation of protectionist policies in the United States and other countries material for the international economic landscape may directly or indirectly impact the economy of the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.
We cannot guarantee that the United States government will maintain policies aimed at promoting macroeconomic stability, fiscal discipline and domestic and foreign investment, which can have a significant adverse effect on the financial and securities markets in Brazil, on companies operating in Brazil, including us, and in the securities of Brazilian issuers, such as our Brazilian subsidiaries. The political scenario in the United States and its relationship with China and the rest of the world, new elected presidents in other countries in the Latin American region and uncertainties in Europe, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares.
Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Recently, the Brazilian political and economic scenario has shown high levels of volatility and instability, including fluctuations in GDP growth, significant fluctuations in the real against the U.S. dollar, increased unemployment and a reduction in expenditure levels and consumer confidence.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflected the agency’s expectations that the Brazilian government would be able to continue the implementation of measures to reduce the fiscal deficit. On April 6, 2020, Standard & Poor’s reaffirmed the BB- rating and revised the outlook on Brazil’s credit rating from positive to stable, on uncertainties related to COVID-19. On June 14, 2022, Standard & Poor reaffirmed Brazil’s BB- rating and stable outlook. On December 19, 2023, Standard & Poor upgraded Brazil's credit rating to BB stable.

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
•Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch reaffirmed Brazil’s credit rating as BB- and revised the outlook from stable to negative, reflecting the deterioration and downside risks of the country’s economic and fiscal outlooks, including tensions between the executive and congress, and uncertainties over the duration and intensity of the COVID-19 pandemic. In July 2022, Fitch reaffirmed Brazil’s credit rating as BB-, but revised the outlook from negative to stable due to better-than-expected evolution of public finances amid successive shocks in recent years. In December 2022, Fitch reaffirmed Brazil’s BB- rating and stable outlook, but highlighted high uncertainties regarding the plans from the new government elected and its impacts over economic and fiscal challenges. On July 26, 2023, Fitch updated Brazil's credit rating from BB- to BB.
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
In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulation (Decree No. 8,771) was passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues in Brazil of the relevant entity’s economic group in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and local Brazilian subsidiaries for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework for the Internet.
However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the Internet and existing judicial precedents have not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our clients’ perception and use of our service.

We may face restrictions and penalties under the Brazilian Consumer Protection Code.
Brazil has a series of strict consumer protection statutes, including Law No. 8,078, dated as of September 11, 1990 known as the “Consumer Protection Code” (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation of the consumer protection law provisions and compensation for the damages consumers may have suffered.
Until December 31, 2023, we received approximately 541 proceedings with PROCONs. Moreover we have 4,817 active judicial claims related to Special Civil Court that do not exceed R$9.440 million in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for noncompliance, and could negatively impact our results of operations.
Risks Relating to the Linx Transaction
The Linx Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
The financial results of the combined company, following the Linx Transaction, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Linx Transaction we have recorded a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Linx Transaction. In addition, upon the acquisition of Linx we have assumed all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we failed or were unable to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations and call options that Linx may exercise to purchase additional shares in the target company, which we have the possibility to assume upon consummation of the Linx Transaction. If we are not able to accurately assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, our future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition. Moreover, because of the transaction, the financial results of the combined company may be subjected to an alignment of accounting practices, something that can generate changes in Linx financial results. As a result of the consummation of the Linx Transaction, the price of our Class A common shares could decline to the extent the combined company’s financial results are materially affected by any of these events.
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
The anticipated benefits from the Linx Transaction are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to integrate the business and operations of Linx successfully and efficiently with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the potential Linx Transaction, including the following:
•potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention, uncertainty with our current client relationships, and macroeconomic fluctuations in Brazil;
•challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software;

•challenges arising from the expansion into those Linx regions where we do not currently operate or have significant operations;
•coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;
•consolidating and integrating corporate, information technology, finance and administrative infrastructures, while integrating and harmonizing business systems;
•coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;
•difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our financial services segment;
•the increased scale and complexity of our operations resulting from the Linx Transaction;
•retaining key employees, suppliers and other partners of our company and Linx;
•retaining and efficiently managing Linx’s customer base;
•obligations that we will have to counterparties of Linx that arise as a result of the change in control of Linx;
•difficulties in anticipating and responding to actions that may be taken by competitors in response to the Linx Transaction; and
•the assumption of and exposure to unknown or contingent liabilities of Linx.
In addition, our anticipated benefits of the Linx Transaction contemplate certain synergies. Consequently, even if we are able to successfully integrate the operations of Linx with ours, we may not realize the full benefits of the Linx Transaction if we are unable to identify and implement the anticipated synergies or if the actions taken to implement such synergies have unintended consequences on our other business operations.
Risks Relating to Linx’s Operation
In addition to some of the previous risks, Linx’s operations have some specific risks described below.
Linx's commercial automation and electronic invoice (NF-e) software are approved by the Departments of Treasury of the Brazilian states, and therefore, the loss of one or more approvals may jeopardize the result of this solution.
Among the solutions offered to Linx's customers are commercial automation and the issuance of electronic invoices (NF-e) and electronic tax coupons (NFC-e) parameterized in accordance with the tax laws of the different Brazilian states. Such commercial automation solutions must be approved by the Departments of Treasury of each state to certify compliance with the applicable rules, including the PAF ECF (Programa Aplicativo Fiscal - Emissor Cupom Fiscal) legislation. If any of these approvals are lost, we will be prevented from continuing its commercial automation software and NF-e and NFC-e solution activities in the state where this approval was lost, which could have a negative impact on our financial results.
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
Linx and its managers may be accused of facilitating tax evasion for a client and becoming jointly liable for the refund of taxes owed to Brazilian tax authorities.
In Brazil, commercial management systems are required to be structured in a way that does not allow tax evasion. Linx cannot guarantee that its solutions are not susceptible to security breaches, which could allow a customer to evade tax.
If such a situation occurs, the Brazilian tax authorities may understand that Linx's software allows contracting companies to evade taxes and that we have acted in bad faith. In this case, the Brazilian authorities may demand the payment of evaded taxes (plus interest and fines) and sue Linx and its managers, at the civil, administrative and/or criminal level, which may affect Linx results, depending on the magnitude evasion committed by its customer. Additionally, this situation would severely damage Linx reputation, ending up damaging its business and results.

Risks Relating to Our Class A Common Shares
Sales of substantial amounts of our Class A common shares in the public market (including in the form of Brazilian Depositary Receipts (BDRs)), or the perception that these sales may occur, could cause the market price of our Class A common shares and BDRs to decline.
Sales of substantial amounts of our Class A common shares in the public market (including in the form of BDRs), or the perception that these sales may occur, could cause the market price of our Class A common shares or BDRs to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 308,936,099 common shares are outstanding as of December 31, 2023, (comprised of 290,187,329 Class A common shares and 18,748,770 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares or BDRs.
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
Mr. Street is the primary investor of VCK Investment Fund Limited SAC A that is the owner of 1.49% of our Class A common shares and 90.27% of our Class B common shares, resulting in his beneficial ownership of 6.92% of our outstanding common shares, and, consequently, 36.36% of the combined voting power of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders.”
As a result of this voting power held by entities affiliated with him, André Street has the ability to influence matters affecting, or submitted to a vote of, our shareholders. Also, the rights granted pursuant to our articles of association and shareholders agreement mean that our founder shareholders are, among other things, able to control any transaction involving a merger with third-parties or change of control until they own less than 15% of the total voting power of our common shares given their prior written approval will be required in order for us to proceed with such a transaction. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders—Shareholders Agreement.” and see “Item 10. Additional Information—B. Memorandum and articles of association—Share Capital,” and see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for more information.
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
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares (including in the form of BDRs). As a result, capital appreciation in the price of our Class A common shares, if any, will be the only source of gain on an investment in our Class A common shares.
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
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider our interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands and U.S. Corporate Law”.
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
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with the IFRS. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.
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

As a foreign private issuer, we are permitted to and may rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.
Subject to certain requirements, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, which include rules relating to board independence, independent director oversight of executive compensation, nomination of directors and other corporate governance matters, such as the requirement that we obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, or being required that a majority of board members be independent, or to have independent director oversight of executive compensation, the nomination of directors and corporate governance matters. To the extent Cayman Islands law does not require us to adopt these corporate governance standards, we are permitted to and may decide to follow (or continue to follow) home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law—Corporate Governance.”
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
Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or “Cayman Companies Act” and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as established as they would be as under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands, or the “Grand Court” for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
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
We are a Cayman Islands exempted company and substantially all of our assets are located outside the United States. In addition, most of our directors and officers are Brazilian nationals and reside or are based in Brazil. A substantial portion of our assets and the assets of these persons are located in Brazil. As a result, it may be difficult to effect service of process upon us or these persons within the United States. A final conclusive judgment of a United States court for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if such judgment: (i) fulfills all formalities required for its enforceability under the laws of the place/jurisdiction where the foreign judgment was issued; (ii) is issued by a competent court and/or authority in the jurisdiction where it was awarded after proper service of process is made on the parties, in accordance with the applicable law, considering that service of process on individuals in Brazil must comply with the Brazilian applicable law, or after sufficient evidence of the parties’ absence has been given, as requested under the laws of the jurisdiction where the foreign judgment was entered; (iii) is not rendered in an action upon which Brazilian courts have exclusive jurisdiction; (iv) is final and binding and, therefore, not subject to appeal in the jurisdiction where it was issued; (v) does not conflict with a previous final and binding decision issued by a Brazilian on the case records of a lawsuit involving the same parties, cause of action and claim; (vi) is apostilled by the appropriate authority of the state rendering such foreign judgment, or is duly authenticated by the appropriate Brazilian consulate; (vii) is translated into Portuguese by a sworn translator in Brazil; and (viii) is not contrary to Brazilian national sovereignty, public policy or public morality. Therefore, it may be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to be effective in Brazil.
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
The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. We may need to allocate additional resources and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”), for any taxable year in which: (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2023 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC with respect to our U.S. shareholders, U.S. holders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.
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

ITEM 4. INFORMATION ON THE COMPANY
A.    History and development of the company
Our mission is to serve Brazilian entrepreneurs, providing them our financial and software solutions, with the best service in the industry. With a focus on micro, small and medium businesses (“MSMBs”), our goal is to transform their dreams into results.
We believe we were pioneers in challenging the status quo in Brazil, aiming to provide fairer-priced financial services to merchants. In 2017, we became the first non-banking entity to receive authorization from the Central Bank to operate as an acquirer, through a payments institution license. Also, since 2018, we have been the largest independent merchant acquirer in Brazil and the fourth largest player based on total volume in Brazil in 2023, according to ABECS data.
We started our journey by providing payment services to small and medium businesses (“SMBs”) clients through a differentiated business model centered around our client’s needs. Once we believed we had developed the capabilities to serve this segment of the market through payments, we sought to strategically position ourselves to grow both by expanding our product offering to those clients, as well as by expanding into other client segments. Throughout our journey, we made each strategic choices with a targeted focus, serving as a steppingstone to broaden our reach, as described by the “Five Acts of our Evolution”, each of which is detailed below.
Act one: Our beginning
We started Stone by serving SMBs with a very simple payments solution, at attractive prices and with a differentiated business model. Those merchants were often ignored or underserved by the industry at the time. We identified there was a specific need in the market and a large opportunity to address.
In this regard, we developed a strong client-centric culture that sought to delight our clients rather than simply provide them with a solution or service. We created a proprietary, go-to-market approach called the Stone Business Model, which enabled us to control the client experience and ensure that interactions were provided by our people or our technology. The Stone Business Model combined an advanced, end-to-end, cloud-based technology platform; a differentiated hyper-local and integrated distribution approach; and a white-glove, on-demand customer service, as described below.
(1) Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to: (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omnichannel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Having a proprietary, cloud-based, end-to-end platform enabled us to develop, host and deploy our solutions very quickly.
(2) Differentiated Hyper-Local and Integrated Distribution—We developed our distribution solution to proactively reach and serve our clients more effectively. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small and medium-sized businesses locally and efficiently, and to build stronger relationships with them.
(3) White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines: (i) a human connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) proximity, through our Green Angels, team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant’s needs, sometimes before they are even aware of an issue.
(4) Client-Centric Culture—We have cultivated a culture that thrives on innovation, entrepreneurship, and a steadfast commitment to our mission, that we believe helps attract new talent, enables us to achieve our objectives, and provides us a key competitive advantage.
Through the Stone Business Model, we sought to disrupt the market, achieve scale and gain operating leverage. Our client base grew rapidly as we took share from the incumbents reaching 3,522.1 thousand clients in December 2023. Once we had established a foothold in the SMB segment with good fundamentals, we began to look at extending and expanding further.

Act two: Expansion into Micro Segment
We envisioned an opportunity to leverage our distribution capabilities and product platform to reach the micro-merchant segment with payments solutions, by developing a lighter version of Stone, which we called “Ton”. Ton’s value proposition is to provide digital-first distribution and client experience, at attractive prices to micro clients. We believe this strategy provided good unit economics to us and attractive offerings to our clients, and we were able to expand our addressable market and gain relevance in the micro merchant space.
Act three: Expansion into Banking
Operating at scale in both Micro and SMB segments of the market meant we had a significant amount of payment volumes going through Stone platform with our two brands: “Stone” and “Ton”, with TPV growing from R$83.4 billion in 2018 to R$209.9 billion in 2020. However, a significant portion of our client’s funds were being deposited and spent elsewhere. For this reason, we saw the opportunity to expand our capabilities into banking by the end of 2020 and beginning of 2021.
We built our own banking platform from scratch, which allowed us to control the development and quality of the client experience. This was also important to make sure that payments and banking were fully integrated into a single solution, enabling us to make bundles on new sales, and scale with minimal incremental cost of acquisition. This approach enabled us to convert payment volumes into deposits, opening a new avenue of monetization in our business.
Act four: Move upmarket in SMB
Having achieved a significant level of scale in the SMB segment, we gained greater understanding of the diverse realities within this segment. We learned that medium clients, the more sophisticated clients within the segment, were the most profitable but also the most demanding in terms of their products and services. Thus, we evolved our model by building a specialized financial services sales approach to better target these clients, our team of “Sales Specialists” within the hub distribution.
We also believed that, for some profiles of clients, combining financial services with software could provide a stronger value proposition to our clients and economic benefits for us. In 2020, we acquired Linx, the leading retail software business in Brazil. After testing the concept on some smaller software company acquisitions, we wanted to serve this large installed base of clients with an integrated solution of software and financial services. We believed this would create a powerful competitive advantage in the medium-sized merchant market.
The acquisition took a long time to close. After our initial integration effort was performed, we were able to define a clear strategic focus on integrating high-potential verticals, which are gas stations, retail, food and drugstores.
We believe these four verticals represent an optimal combination of software and financial services in Brazil. Therefore, by focusing on those verticals, we sought to capture what we believed to be the largest TPV pool, with the largest number of MSMB clients, and the most attractive opportunity to penetrate financial services in our installed base of software clients.
Act five: Credit Deployment
We began to test credit in 2020, but due to several problems and the difficult operating environment during the COVID-19 pandemic, we did not perform well and shut the product down. This impacted our earnings at the time but ultimately, we recovered almost 100% of the amount disbursed. Since then, we have been working to completely reestablish our credit operation, based on the learnings from our first trial, with a new team, new technology and new governance.
We seek to have a product that is synchronized with our clients’ business, with daily amortization to reduce our overall risk and to ensure that our growth can be based upon healthy cohorts. Moreover, over the long-term we see credit as part of a powerful self-reinforcing network effect. We also believe that the availability of credit is a key component for clients to increase their reliability on our platform as their main financial services provider, increasing engagement with our solutions and ultimately potentially increasing flow of funds into our financial ecosystem. As we ramp up our client base, we expect payments and banking to help unlock credit supply to clients and ease collections.

Looking at the revenue impact of all five acts together, we can see the power and benefits of our approach. We have been able to keep innovating and evolving to extend our capabilities and expand our market reach. Through this, we effectively diversified our business revenue profile, as each product offer matured within each market segment. Between 2018 and 2023, we have increased our total revenue and income at a compound annual growth rate of 49%. We believe we have managed this rapid growth while maintaining high-quality service. In 2023, we had the highest customer satisfaction score among our competitors according to “Reclame Aqui”, with a score of 8.8 for Stone and 8.9 for Ton, compared to a weighted average of 7.9 for our six main competitors.

5-YEAR CAGR
49%
Act 5
Act 4
Act 3
Act 2
Act 1
2018
2023

With the expansion of our products’ portfolio and our recent reorganization to focus on micro and SMB segments, we believe we have increased our ability to serve our clients’ needs and solve their issues in a differentiated way. We seek to do so by increasing our competitive advantages, leading us to achieve more than 3.5 million payments active clients in Brazil as of December 31, 2023, including digital and brick-and-mortar merchants of varying sizes and types.
The following is a summary of our key operational and financial highlights:
•In 2023, we processed TPV of R$408.3 billion, compared to R$367.4 billion in 2022, representing 11.2% annual growth;
•As of December 31, 2023, we served approximately 3,522,100 payments active clients, compared to approximately 2,584,000 as of December 31, 2022, representing 36.3% annual growth;
•In 2023, we generated R$12,055.0 million of total revenue and income, compared to R$9,588.9 million of total revenue and income in 2022, representing annual growth of 25.7%; and
•In 2023, we generated net income of R$1,600.4 million and adjusted net income of R$1,557.5 million, compared to R$526.4 million net loss and R$410.5 million adjusted net income in 2022, respectively. Our adjusted net income (loss) of 2022 and 2023 does not reflect our bond financial expenses nor our share-based compensation expenses retrospectively, according to our new methodology of adjustments defined as of the second quarter of 2022 and first quarter of 2023, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Recent developments
On January 5, 2024, we received from the Central Bank a license to operate a financial services company (financeira), Stone SCFI. This license enables Stone SCFI to develop and offer a range of new products, such as time deposits to improve and diversify our funding sources.

Sustainability Report
We reinforce transparency with all our stakeholder groups and have released our first annual Sustainability Report, based on the Global Reporting Initiative (GRI) standards, a methodology recognized for best global practices. The publication provides details of our activities from January, 1 to December, 31 2022 and can be found on our website www.stone.co. Our Sustainability Report for 2023, our second annual report, will highlight advancements in the addressed topics compared to 2022. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.
B.    Business overview
Our focus is to serve MSMBs with great solutions, at fair prices, and provide the best customer experience to help them better manage their businesses and sell more. We have organized ourselves around each client segment to increase our ability to serve and solve their issues in a differentiated way, seeking to increase our comparative advantages.
We operate in two main business segments: financial services and software. In financial services, we offer payments, digital banking, and credit solutions, focusing our Ton solution mainly on micro merchants, and our Stone solution on SMBs. In software, we offer POS and ERP solutions for different retail and services verticals, Customer Relationship Management (“CRM”), engagement tools, e-commerce and Order Management System (“OMS”) solutions, among others, focused on both SMBs and large clients.
Our positioning in the micro client segment, which considers clients with monthly total payment volume (“TPV”) below R$15,000, is to offer easy-to-use solutions and a digital business model with low costs for the clients and good economics for us. In the SMB client segment, which comprises clients with monthly TPV between R$15,000 and R$2 million, we have two different approaches: (i) for clients with simpler operations, we strive to offer an all-in-one Stone solution that combines our merchant-focused payments and banking services; and (ii) for clients with more mature operations, we look to offer more sophisticated solutions that integrate our financial services with software for specific verticals. We believe such approach supports the business of our more mature clients with their industry-specific needs. Finally, for large clients, we believe we are positioned to have an opportunistic approach focusing on efficiency and profitability, offering more tailor-made solutions.
With the acquisition of Linx in 2021, we became a leading player in the retail software market in Brazil. We believe that the combination of financial services and software solutions is powerful, and we are committed to capturing the opportunity by integrating these solutions within four strategic software verticals which are gas stations, retail, food and drugstores. As of December 31, 2023, our installed base in these verticals represent a potential new pool of more than 65% of our total MSMB TPV.

Financial Services
Our goal in financial services is to be the best and more complete financial operating system for Brazilian merchants, from where they can manage their financial lives in a seamless and integrated way. This segment encompasses our financial services offering for both MSMBs (micro-merchants and SMBs) and key accounts (comprised of platform services and subacquirers). Our solutions include payments, digital banking and credit, as detailed below:
•Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and alternative payment methods (“APMs”), such as payments slips (boletos) and Pix transactions and conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, and recurring payments for subscriptions. Additionally, we have our TapTon solution that allows merchants to sell via their smartphones, opening new opportunities to improve their sales (“TapTon”).
•Prepayment Solutions: We help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing, which consists of making the settlement of a card transaction to our clients at a discount before the settlement is originally due. Such working capital solution provides clients with transparency and control over their receivables, enabling them to better manage their cash flow to help their businesses grow.
Below is an illustration of prepayment workflows in Brazil:
•Digital Banking Solutions: We offer our clients a digital bank account, which can be integrated to the POS and allows our clients to receive and make payments, issue payment slips (boletos), pay taxes, make Pix transfers, all in a cost-effective and user-friendly way, seeking to increase their cash-flow within the Stone platform, significantly increasing the experience and convenience. Also, we developed multi-user access, permissions and safe authorization processes for those merchants who have employees that help with their workflow. In addition, we provide our clients with store, personal life and health insurance solutions, acting solely as a broker.
•Credit Solutions: We offer an integrated working capital solution with an innovative repayment schedule, where clients pay down their loans in line with their performed TPV. In the recent product revision undertaken since 2021, we introduced monthly installments to help merchants keep up with their repayment schedule. Also, in case sales aren’t keeping pace with the minimum, we offer other multiple payment sources, such as payment slips (boletos), payment link, Pix transfer, future receivables, or the possibility of using the Stone account balance.

We are expanding credit offers according to the performance of our models as we continue to improve our monitoring tools. We incorporated the generated retention information in our monitoring process, giving us a special edge in identifying potential credit problems and giving us the possibility to act accordingly by presenting restructuring or negotiating possibilities directly within the Stone account app. We have also incorporated ratios that are more familiar to the financial market and started generating information almost online & real time to better manage our portfolio. Our models and policies now also incorporate a wide range of external data, and we introduced control points to ensure the quality of the decision by continuously monitoring the output of our scoring process. In addition, our loans are booked with the personal guarantee of the shareholders of the company and all the acquiring collateral is registered at Trade Repositories (entidades registradoras) before disbursement, reducing considerably the possibility of cash evasion.
Software
Our goal in software is to provide workflow tools for Brazilian merchants and help them to sell more through multiple channels. In 2023, after the significant turnaround the company underwent in 2022 and as part of our annual strategic revision, we have defined a clear strategic focus on integrating our financial services and software offerings in high potential verticals within the software business. As a result of this revision and the reorganization which was undertaken within the business, we moved from monitoring the segment based on Core and Digital, to currently managing it on three main fronts: (i) Strategic Verticals, comprised of POS/ERP solutions for retail, gas stations, food and drugstores, as well as value added solutions such as fiscal solutions, electronic transfer of funds (“TEF”) and CRM; (ii) Enterprise, comprised of POS/ERP solutions for large enterprise clients, as well as digital solutions such as OMS, ads solutions and marketplace hub; (iii) Other Verticals, comprised of POS/ERP solutions in verticals not prioritized for combination with financial services as well as other software solutions.
These fronts are detailed below.
•Strategic Verticals: We provide POS and ERP software solutions to our clients in retail, gas stations, food and drugstores, that enable them to manage their daily operations considering the specific needs of those verticals. We also offer our clients in these verticals integrated software, payments and banking solutions, which simplify our clients workflows and provide better offerings at attractive bundles. As mentioned above, our focus in terms of software and financial services integration is within these four verticals.
•Enterprise: We provide POS and ERP solutions for large and enterprise businesses, customized to the specific needs of each business. Within enterprise, we also allow clients to effectively implement omnichannel sales processes through our OMS, ads solutions and marketplace hub.
•Other Verticals: Comprises POS/ERP solutions in verticals where we do not see a significant opportunity in terms of financial services or that has not been set within our initial priority for capturing such opportunity. This front also comprises other value added software solutions, such as CRM, which are managed on a standalone basis.
We also have some solutions that are not allocated to our financial services and software divisions. As of December 31, 2023, those included Delivery Much (food delivery marketplace) and PinPag (financial solutions in electronic means of payment). PinPag was sold in February 2024.
Our Business Model
We believe we have a dynamic mix of core competencies that significantly distinguish us from our main competitors in the Brazilian market. These core competencies are defined in four pillars: (i) Our Unique Culture; (ii) Comprehensive Merchant Platform; (iii) Tech Enabled Distribution; and (iv) Superior Client Service. When combined, these competencies yield a powerful set of competitive strengths that have: (1) enabled us to disrupt legacy practices, older technologies, and incumbent vendors in the Brazilian market; (2) empowered us to launch other technology and financial services solutions and further expand to software; and (3) positioned us favorably to continue to grow our business and expand our addressable market. Below, we will detail each of these four core competencies.

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
•Own It—We expect that all employees present an “owner” mindset and use their intelligence to solve problems with a primary focus on making our clients’ experience great. We constantly strive to recognize exceptional achievement.
•No Bullshit—We encourage respectful candor in all interactions and aim to be straight to the point. We criticize ideas, not people. We expect our teams to always choose the correct path, not the fastest, and to act in a simple and efficient way.
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
In 2021, we released our book “5 Segundos: O Jeito Stone de Servir o Cliente” (5 seconds - Stone way to serve the client) in which we talk about our culture and how we make those five values mentioned above stay alive while we continue working to grow our business.
2. Comprehensive Merchant Platform
We believe that building a robust technology stack on scalable platforms is a key element for companies aiming to stay competitive in the dynamic business landscape. Therefore, technology’s transformative impact is evident across industries, reshaping how businesses operate and engage with their audiences due to unparalleled scalability and extensive reach, outperforming conventional operational models.
In the financial sector, particularly among major banks in Brazil, the adoption of technological advancements has been gradual. These institutions face challenges in transitioning to a tech-first operational model, resulting in a slower pace of change. As a result, we believe it creates opportunities for innovative players to get ahead.
We recognize that being a fintech means placing technology at the core of our operational processes and in designing our services and products. We understand that client demands are increasingly instantaneous, leading us to digital products and services with self-service, real-time response, automation, and personalization. This is made possible by our technological mindset centered on platforms.
However, our rapid growth initially leaned heavily towards development speed, sometimes at the expense of consistency and reusability. This resulted in the existence of multiple data platforms managed by different teams and implemented across various cloud platforms, for instance. We believe that our platform-focused approach is a key differentiator element for our business, and we are on an ongoing journey to reach our ultimate destination.

In the last two years, we made substantial strides in integrating these disparate silos. We have united our technology teams, established consistent processes, and developed foundational components. This collaborative effort has culminated in the creation of a unified technology team that builds a cohesive, scalable, and reusable set of platforms known as the Stone Platform, which is structured into four layers:
•Experience: facilitates the creation of intuitive and customizable interfaces, tailored through simple configuration changes to suit different products. We believe the best way to build a long-term competitive advantage is to deeply understand the needs of each of the different segments we operate to build different value propositions. However, to achieve scale while operating with multiple value propositions, we need to provide flexibility to adapt communication, to choose features and craft the final experience in a unique way for each segment, with the maximum utilization of reusable components. We plan to expand our platform in three main directions: (i) open ecosystem to enable partners to provide complementary products and services to our clients; (ii) omnichannel lifecycle to connect the increasing new acquisition and relationship channels as we seek to increase cross-selling opportunities and client loyalty; and (iii) personalized offering to facilitate aligning with the increased options introduced by the ecosystem, without overwhelming the client experience.
•Product: encompasses our primary financial service platforms, including payments, banking, and credit. The product platform aims to provide specialized expertise in each business domain through easily integrable and customizable components and features via a set of software development kit (“SDKs”), application programming interfaces (“APIs”), and services. This allows for the maximum possible reuse of components while providing the capacity for specific configurations and customizations for each segment. This way, we gain flexibility and agility to quickly enter new segments with very low investment. Our Product Platform will evolve: (i) from payments to an omnichannel checkout; (ii) from credit to a smart cash flow equalizer, by actively providing and proposing alternatives to optimize the use of third-parties’ capital with an almost infinite flow of information that will enable our models to predict cash flow needs; and (iii) from banking to intelligent spending management, with the combination of open finance, AI and embedded banking into ERP, to provide insights with an automation business process solution to our clients.
•Operational: empowering our sales, includes client services, marketing, and logistics through dedicated platforms. Our operations are founded on clear and simple principles: deliver the best experience to clients while pursuing operational excellence – and make it all with simplicity. We strive to do this through an integrated suite of proprietary technology solutions that our team uses every day, including: (i) Marco Polo, our platform for sales and distribution, which has an important role in managing our territories, sales pipelines, and client’s life cycle, helping us to increase the productivity of our sales force; (ii) Green App, our platform for logistics operations across Brazil with capabilities that range from supply chain management to last mile logistics; and (iii) One Platform, that supports our client service operations enabling us to support clients through multiple channels, including chatbots, and to have a more complete view of client’s information.
•Internal: empowering our developer and product teams with platforms that foster agility and a data-centric approach maintaining an unwavering focus on the security, scalability, and availability of our services. This platform is an essential structure for our operations, providing the essential tools and services that empower our developers to remain agile and allowing us to innovate across all product domains. In our tech-centric approach, data guides every aspect of our decision making and one critical metric of concern revolves around developer agility. We are deeply committed to building the services that enhance our developer’s productivity, enabling us to promptly respond to the evolving needs of our product team.

3. Tech-enabled distribution
We sell and distribute our solutions through three different types of channels: (i) Proximity channels, focused mainly on SMBs, in which we leverage our in-person distribution through proprietary hubs and franchised hubs, leading to a closer relationship with our merchants with service differentiation as the main driver; (ii) Digital channels, with the focus on scaling with efficient Customer Acquisition Cost (“CAC”) through our digital, inbound sales and self-onboarding services; and (iii) Strategic Partners, which is composed of our member-get-member channel, focused mainly on micro-merchants, and our Partner Program, focused on SMBs and Key Accounts, with expanded reach as the main driver. We believe we have significant competitive advantages through our distribution capabilities. Our multiple channels allow us to provide service differentiation at scale, as we can dynamically choose the right channel to serve each client in an optimal and tailored manner, balancing growth with unit economics optimization.

i.Proximity Channels:
•Stone Hubs: We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services through ordinary bank branches or remote call centers. We have both proprietary hubs as well as franchised hubs. In December 2023, we had more than 600 Proprietary and Franchised Stone Hubs.

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
◦Franchised Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We utilize the franchise hub method selectively when we identify an attractive potential partner in a region where it makes sense for our expansion plans.

Our hubs are staffed by sales and logistics personnel that include:
•Stone Agents—Our troops-on-the-ground sales team. This is a qualified team, who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to build strong client relationships, attend to their specific needs and react quickly to changes in each local market. Our Stone Agents are supported by an integrated proprietary technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.
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
We have developed a proprietary method of training and supporting our sales personnel, which we believe has directly increased our team’s results. Our Stone Agents receive extensive training in our company’s culture and operations during their onboarding process, and on an ongoing basis, to help reinforce our client-centric culture and high-performance standards. Our sales personnel have disciplined daily, weekly, and monthly touchpoints with their leaders, along with routine reporting, key performance indicators (KPI) reviews, and other core processes to help ensure they are equipped with the tools and support they need to maximize their effectiveness. The usual day-to-day routine of a Stone Agent consists of team meetings in the beginning of the day, and client meetings for new sales and strength relationship. In addition, our sales personnel are supported by direct marketing campaigns to help build brand awareness as we enter new markets.
•Software Direct Channels— Our direct channels consist of business managers dedicated to our customer base (“farmers”) and business managers responsible for prospecting new clients (“hunters”). Our internal sales team is specialized in retail and is knowledgeable about the specialized needs of companies of different verticals and sizes and the various solutions we offer.
•Software Indirect Channel— Our indirect channels consist of independent sales agents. These sales channels allow us to be present in places where we do not have our own sales offices. Our independent sales agents are mostly exclusive distribution channels through which we acquire new customers and negotiate solutions in the regions where we operate. Our independent sales agents also carry out consulting services (implementation, installation, customization, and training services) of our software solutions.
ii.Digital Channels:

•Inbound Sales and Distribution— We also sell our solutions to brick-and-mortar and digital merchants through a similar, highly trained sales team that is centrally located and dedicated to fielding inbound calls as a result of digital advertising campaigns and referrals resulting from network effects of our clients within our hubs, as well as sales leads. This team can manage and onboard a new client in-house.
•Online self-onboarding— Our self-onboarding channel is fast and convenient for merchants that already know which solutions are better suited for them. This method allows merchants to sign up and complete the purchase process on their own, without the need for direct interaction with a sales representative through our user-friendly website and app.
iii.Strategic Partners
•Partner Program— Our distribution through partners, mainly software providers (ISVs), marketplaces and e-commerce platforms. Different from the channels mentioned above, partner program is mainly focused on platform services merchants, within the Key Accounts business segment. Participants within the partner program develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. Partners may also participate in a portion of the economics generated by payments processed through their software. In December 2023, we had around 500 Strategic Partners.
•Member-get-member— In 2021, we developed the “Renda-extra” channel, in which any client or person in Brazil that is registered in the channel can refer our Ton solutions to merchants in the country, in exchange for a commission for each POS offered. After the referral is made, the Ton team is responsible for the support and logistics to deliver the POS to the client.

An important part of making sure our distribution channels are excelling in their functions is to guarantee we have the right technological assets in place to support them. As we have already detailed in “Item 4. Information on the Company — B. Business Overview — 2. Comprehensive Merchant Platform”, the Stone Platform is structured in four layers, being one of those the Operational Platform. To assist our distribution channels, mainly our hubs, we have developed Marco Polo, our platform for sales and distribution. Marco Polo has an important role in managing our territories, sales pipelines, and client’s life cycle, which we believe helps us to increase the productivity of our sales force.
4. Superior Client Service
We serve and support our clients with fast, convenient, and high-quality customer service and support teams and technology tools that we believe are highly differentiated and have enabled us to maintain high customer service satisfaction. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, and increase their long-term value. Our client service team is essentially composed of our logistics and our customer support teams.
The first one is divided as below:
•Green Angels Team—These are teams of local, specialized personnel, who provide on-demand logistics support in the field. Green Angel teams are embedded inside our local Stone Hubs, where they interact with Stone Agents and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, our Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help a client in need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s Wi-Fi connectivity, replace parts, or provide other services.
•Logistics Team—Our logistics team manages the deployment of POS devices and related accessories and uses predictive modeling of merchant behavior to proactively identify potential client logistics service issues. This centralized team manages terminal programming and equipment services, deployment, set-up, technical support, repair and replacement, remote terminal software updates, warehousing and inventory control and reporting. They communicate with and deploy our local Green Angels to provide on-demand support.
Moving to customer support, our mission is to solve the clients’ issues as fast as possible, sustaining their satisfaction, which can be done through different ways. Below, we will detail each of the solutions our clients can reach to have their problems solved, from the simpler to the more complex ones.
•Stone Self-Service Tools— Our range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.
•Servicing through bots— We provide to our clients a chatbot capable of immediately resolving simpler issues, with access to clients information and authorization to execute actions. Brazil is highly conversational – a significant number of clients prefer to contact us via WhatsApp or chat, rather than by phone. This makes our bot a scalable and convenient solution for both our operation and our clients. Our chatbot team is a specialized, centralized and an in-house team responsible for the development and operation of our chatbots. The team’s main goal is to deploy scalable, high quality digital support for our clients with 24/7 availability. It leverages Natural Language Understanding (NLU) and Natural Language Processing (NLP) service providers with our CRM technology in order to build humanized conversation flows that can understand and solve our clients' requests and questions. The first chatbot we designed was made to support Ton’s customer experience operation, and is a key piece of Ton’s operational model, as it enables the customer support to scale up in high speed and low cost, reducing the cost to serve for this segment.
•Servicing through hubs— This is usually one of the first ways clients reach us. Through our hubs and franchises, clients can reach to our agents to resolve their day-to-day concerns. Our agents, utilizing the Marco Polo app, have access to the entire spectrum of client information, including historical relationship data, client profitability, and product usage details. Additionally, agents can request services, such as POS maintenance or additional devices, and immediately solve merchants’ issues.

•Servicing through enchanters— In addition to our self-service tools, bots and sales agents, our clients can rely on the expertise of our enchanters. Our enchanters are available through various channels, such as WhatsApp, in-app chat, and phone. Essentially, our clients can reach out to us in their preferred manner, and our unified platform seamlessly manages all interactions. When assisting a client, the enchanter quickly views their information, eliminating the need for time-consuming investigations. This improves efficiency and provides a comprehensive view of the client, from interactions with our sales team to detailed product configurations. There is still plenty of room to gain productivity using AI tools, but we have already started introducing AI to our client relationship team. With AI, we help our enchanters turn long conversations into short summaries that are stored in the client's history. This makes us more productive and also improves the quality of our service. In 2023, 89% of the calls were answered within 10 seconds for calls and within 60 seconds for written channels. As a result, 86% of contacts were rated as “excellent” by our clients according to our internal surveys. This agility has yielded numerous customer service awards and acknowledgments throughout our history, such as best NPS in the acquiring segment, granted by SoluCX in 2023 and top 3 acquirers, granted by iBest in 2023, 2022 and 2021.
Within our enchanters, we have one specialized team that is focused on client retention. This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client calls our client relationship team to cancel their services, our retention team is notified and contacts the client within the same day or up to one business day. Our retention team studies the client’s profile, speaks with them to understand the cause of their cancellations, and discusses potential ways in which we can better serve them. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.
We believe the use of technology to support our customer service team and our focus on self-service tools provide us with scalable customer service operations, while maintaining the quality of our services. In order to do so, we use a range of integrated systems, powered by the Stone Technology Platform, which empowers our client relationship, client retention and Green Angel teams, to optimize our customer service and support functions through the Green App and the One Platform.
In the following section we will go over the opportunity we have within the market segments we target and the clients we serve, which we believe we are well-positioned to address through our competitive advantages just described.
Our Markets
Our Market Overview
We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and private consumption expenditures in 2023 were R$10.9 trillion and R$6.9 trillion, respectively, up from R$10.1 trillion and R$6.4 trillion, respectively, in 2022. The payments market has continued to grow and demonstrated resilience to macroeconomic fluctuations in Brazil. During Brazil’s most recent economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS. In 2023, total volume of card transactions increased 10.1% to R$3.7 trillion, while in 2022, it recorded a growth of 27.5%, to R$3.4 trillion. Electronic payments penetration in Brazilian household consumption has been increasing significantly throughout the years as consumers adoption increases. As a result, card’s TPV as a percentage of household consumption has increased from 34.3% in the end of 2018 and is estimated to have reached 54.3% by the end of 2023.
We believe there still is a big opportunity to continue to grow and increase our presence in the markets we address. According to our internal estimates, as of December 31, 2023, we have a total available market (“TAM”), which considers revenue net of funding costs and provisions for loan losses for MSMBs in Brazil, in the amount of R$32.0 billion for payments, as well as almost R$40.0 billion for credit and R$16.0 billion for banking.
In regards to software, according to our estimates considering our client base, data from Receita Federal do Brasil (RFB) and RAIS (Annual Social Information Report), the TAM for software tools for retail and services for MSMBs in Brazil is approximately R$8.0 billion in revenue as of December 31, 2023.
Below, a description of what is being considered in each business TAM:
•Our TAM for the payments business includes revenues from Net MDR, Prepayment and POS rental, excluding taxes;
•Our TAM for the banking business includes revenues from credit card issuance, interchange and floating;

•Our TAM for the credit business includes revenues from working capital loans, overdraft, revolving credit card and credit card financing; and
•Our TAM for the software business includes recurring revenue from management systems as POS and ERP.
We believe we operate in a market with strong opportunities for long-term sustainable growth. This conclusion is based on the low penetration of management software in Brazil compared to more mature markets such as North America. It is also based on several underlying trends that have directly affected the Brazilian retail sector in recent years, including: (1) increases in sales; (2) increases in the number of stores; (3) increases in formalization; and (4) increased investment in IT by Brazilian companies.
Our Opportunity and Market Share
Analyzing the revenue impact of all “Five Acts of our Evolution,” we see the strengths and benefits of our strategy. We seek to continue innovating and evolving to extend our capabilities and expand our market reach. Through this, we diversified our business revenue offerings, as each product offer matured within each market segment. We expect this pattern to continue, making our company stronger and more resilient.
We estimate that we still have a relevant opportunity ahead with the diversification of our payments business into other solutions such as banking, software, and credit. Considering these products, we estimate that our TAM is approximately R$100 billion in revenues net of funding costs and credit losses in the MSMB segment as of December 2023. We also estimate that the micro segment revenue pool represents more than R$33 billion with a client pool of 11.6 million, while the SMB segment has the largest revenue pool opportunity, with R$63 billion and a client pool of 2.5 million. Based on our internal estimates and publicly available data, we can see that by successfully executing our “Five acts”, we have the potential to multiply the penetration in our current addressable market. As a result of such expectations, we believe that our current market share on each of our addressable market’s buckets is still small in comparison to our TAM, as shown in the image below:

When analyzing the Brazilian merchant acquiring industry specifically, processing volumes were R$3.7 trillion during 2023, according to ABECS data. This resulted in a market share for us in the fourth quarter of 2023 of 11.0%, an increase of more than 3 percentage points from the fourth quarter of 2019, even considering that we have reduced our focus on subacquirers, which contributed negatively to volumes. When considering only our MSMB TPV in comparison to total industry volume disclosed by ABECS, our market share was 9.6% of the total market in the fourth quarter of 2023 compared to 8.8% in the fourth quarter of 2022.

StoneCo Payments Market Share in Brazil
(Abecs)
7.6%
10.3%
11.1%
10.7%
11.0%
4Q19
4Q20
4Q21
4Q22
4Q23

Stone MSMB Market Share in Brazil (Abecs)
4.6%
5.7%
8.3%
8.8%
9.6%
4Q19
4Q20
4Q21
4Q22
4Q23

While we estimate we have 11.0% market share in merchant acquiring volumes according to ABECS data and 14% penetration of the software TAM for the fourth quarter of 2023, we believe we have not yet reached scale on new solutions, with 3% market share in digital banking and less than 1% market share in credit for MSMBs when compared to our TAM estimates for each segment as of December 2023.
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
In our software business, the market for retail management software in Brazil is highly fragmented. We believe most competitors are small software companies focused on specific niches, without the same breadth of solutions that we offer.
For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants, the use of our services could decline, reducing our revenues” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The payment processing industry is highly competitive, and we compete with certain firms that are larger and have greater financial resources that allows them to adopt a more aggressive pricing strategy. Such competition could adversely affect the growth of our transactions volume, reduce our revenues and impact our margins, business, financial condition and results of operations”.
Our Competitive Strengths and Advantages
Our operation in financial services combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition. We believe our business model, which is the combination of our comprehensive merchant platform, tech-enabled distribution and superior client service, disrupted the market and has enabled us to gain significant traction in only ten years since the launch of our service. Although these remain the pillars of our strategy, we are in a dynamic market, leading us to be in constant evolution, which we can do so in the following manner:

First, through our comprehensive merchant platform, we are expanding our engagement levers, as we have been investing to have a unified technology stack that supports multiple value propositions, allowing us to have a multi segment reach while scaling efficiently. Second, in distribution, as we expand our channels, we can provide service differentiation at scale, as we can dynamically choose the right channel to serve each client. And lastly, from a client service perspective, we strive to serve our clients better by solving their issues faster combined with a good feedback score.
We believe these three pillars provide us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future. In addition, with the acquisition of Linx, we now have relevant strategic assets in software, that we believe, when combined with our financial services operation, provide us a competitive advantage compared to other market participants. The main competitive advantages that our model provides are as follows:
•First Mover Advantage— In order to reach SMBs in Brazil, we disrupted the market through our Stone Business Model, detailed in “Item 4 – Information on the Company – A – History and Development of the Company”. As far as we know, no single player had ever tried to do it before in Brazil, and we were the first ones to do so while being profitable. We believe this has brought us significant advantages over time, as we learned a lot from our clients, allowing us to move faster than other players, while keeping very high client satisfaction within our services and products.
Tech-enabled distribution:
•Extensive Reach to our Clients— Due to our focus on proximity, digital and strategic channels, we have a broad range of ways we can reach to our clients. As a result, (i) through our hubs and other relational channels, we cover over 99.7% of Brazil’s GDP and over 5,000 cities, (ii) through our digital channel, we have more than 2.2 million accesses per month and (iii) we have the ability to serve our clients with industry-specific solutions through our software distribution franchises.
•Effective Pricing— Due to our merchant-driven culture, we have revamped our pricing system to treat each client on an individual basis, considering specific and regional factors of each client and the full spectrum of solutions desired. Through this comprehensive data, we are able to craft tailored offerings that bundle acquiring, Pix, and banking services, each with minimum and target return thresholds, leading to better unit economics per client.
•Self-Reinforcing Network Effects— As we grow and expand our distribution and set of solutions, we benefit from self-reinforcing network effects. Our expanding distribution network enables us to reach more merchants, to whom we can offer more solutions. As we expand our client base, launch new solutions and remain constantly committed to being close to our clients, we are able to build stronger relationships, leading to higher client satisfaction scores, which also leads to new learnings and market insights. This creates a very strong network effect, as clients help us develop new features and solutions and they can also refer our solutions to friends and family.
•Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our distribution to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors. We have 6 different sales channels, with more than 600 Proprietary and Franchised Stone Hubs, 500 Strategic Partners and more than 2.2 million accesses per month in our digital channels, as of December 2023. We believe no single player in Brazil has a more extensive distribution network, allowing us to better balance returns and CAC on a client basis.
Superior client service:
•Best Client Service— Through our logistics and customer support we deliver the best experience in the market. The extensive and efficient network our logistics teams provides, leads us to deliver POSs for SMBs in up to 1 business-day and up to 3-days for micro clients. In our customer support, we have a fast call pickup time, where our clients talk to a human enchanter in under 5 seconds. As a result, we have consistently been ranked as the number one in client satisfaction in Brazil, according to Reclame Aqui, as of December 2023.

•Effective Client Support—The digital DNA and cloud-based architecture of our platform enables us to generate, capture, and aggregate a vast array of data across our various business activities. For example, we have developed and deployed machine-learning technologies throughout our company to leverage this data to improve the speed, functionality, and quality of many of our services and operations. For example, we use AI to (1) predict merchant behavior and enable proactive action by our sales and customer support teams, (2) turn long conversations our enchanters had with clients into short summaries that are stored in the client's history, and (3) increase the accuracy of our fraud management.
•Greater Understanding of Our Clients—We proactively interact with our clients and seek to understand their business needs in order to develop stronger relationships and serve them more effectively. We believe we are able to do this in a manner that differentiates us from our peers due to the close proximity to our clients, transparency, fast, high-touch, and personalized customer support provided by our in-house customer support team.
Comprehensive merchant platform:
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
•Integrated solutions of financial services and software—By offering both financial services and software solutions, we are in a more favorable position compared to our competitors as we are more prepared to offer integrated solutions to merchants. This provides them a better experience by simplifying their daily operations and providing a one-stop-shop solution. We believe this combination is powerful, with financial services providing stronger growth and monetization opportunities while software provides higher stickiness and data to increase assertiveness of our financial services offerings. Among the four strategic software verticals, in the fourth quarter of 2023 we already had R$5.8 billion of TPV coming from our software installed base.
•Low Cost of Operations—Our business model enables us to operate with a low cost of operations and significant efficiencies. For example, as we developed our own end-to-end technology platform and do not rely on third-party vendors for processing and settlement, we can operate with low marginal transaction costs, while also attending our clients’ needs faster and more effectively. Also, through our Green Angels, we were able to create a reverse logistics ecosystem, in which we collect unused POSs from clients, refurbish them, and bring them back to our system, allowing us to grow with low incremental investments.
•Sustained Growth at Low Marginal Costs — Over the years, we developed foundational assets to enable our growth with low incremental costs. We have successfully reduced our nominal logistics costs per client by 31% from 4Q21 to 4Q23, all while expanding our client base by 2.0 times in the same period. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure. Our focus on identifying and addressing the core issues that lead to customer inquiries, coupled with the support of our tech team in implementing these solutions, has led to a decrease of 50% in the volume of contacts from our clients from the fourth quarter of 2023 compared with the fourth quarter of 2021. This approach resulted in a substantial 52% reduction in cost per client in the same period, while maintaining customer satisfaction at historical levels, with a CSAT (customer satisfaction index) of 88% in 2023. The architecture and various operating advantages of the Stone Technology Platform enable us to run our business increasingly efficiently and with lower incremental transaction costs.

•Increasing Revenue per Customer— Due to our comprehensive set of solutions, we are able to combine them in bundles, increasing client engagement and revenues. When looking at heavy users, which are merchants that use more than three of our financial services solutions, in 4Q23 they only represented 23% of our MSMB client base, while they bring 2.3x more revenue when compared to clients that use up to three solutions. Over time, the number of new active clients that join Stone with more than three solutions has increased from 15% in 4Q22 to 34% in 4Q23. Also, considering merchants that use our software solutions combined with our banking, they generate 2.5x more revenues than clients that only use financial services. We believe we have a big opportunity to address as we invest more in client engagement with our features while also making efforts to create and sell more software and financial services bundles within our four key strategic verticals.
•Better Unit Economics— The synergy between our growth strategies, monetization efforts, and efficiency improvements has led to strong unit economics performance, leading to a reduction in Customer Acquisition Cost (“CAC”), while scaling up the number of merchants we bring onboard and increasing contribution margin per client.
Also, we believe there are competitive advantages that derive from the combination of our business model pillars, as follows:
•Greater Flexibility to Adapt and Innovate—We strive to be well positioned to react quickly to competitive pressures through targeted, localized approaches. We believe the proprietary nature, vertical integration, and control of our model enables us to adapt to a rapidly changing competitive environment with greater agility and flexibility than other competitors. We can understand our clients’ needs and design, develop and deploy new solutions, while being prepared to support them quickly in order to meet the changing requirements of our markets.
•Full Control of the Client Experience— The proprietary nature of our technology, distribution and customer service assets enables us to directly control the development, deployment, and support of our financial solutions and services, leading to increased control of the client experience. We believe this provides us with a greater ability to ensure that our clients are served with the high-quality solutions and premium service levels that seek to enhance their experience instead of just fulfilling a function. We also believe this provides us with a greater ability to serve our clients versus competitors who outsource some or all these capabilities and rely on third-party vendors that may not have the same client focus.
•Protective Barriers to Replicate—The combination of the various proprietary, vertically integrated elements of our business model, combined with our unique culture are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.
•Strong Lifetime Value—We believe we are well positioned to provide high-quality service levels and build strong, local or highly integrated, relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our share of wallet. We also believe this enables us to enhance the overall lifetime value of our client portfolio.
Our Growth Strategies
Our primary mission is to remain focused on empowering our clients to grow their businesses through our financial services solutions and help them conduct commerce and run their operations more effectively with our software solutions. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We believe we have already come a long way, but there is still a lot of value to be unlocked through “the power of combining”, as follows. For further information on our history and solutions we offer, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview—Financial Services” and “—Software.”
We have defined our growth strategies within 3 priorities: (1) win in the MSMB Market; (2) drive engagement; and (3) scale through platforms. We can also grow our business through (4) entering new markets and (5) selectively pursuing acquisitions. In each of the sections below we intend to detail how we intend to achieve Stone’s next phase.

1.Win in The MSMB Market
a.True distribution powerhouse allowing multiple segment reach
We believe our distribution network is a key competitive strength that enable us to continue to scale our business, expand our geographic footprint and market penetration. As we have already detailed in section “Item 4. Information on the Company – B. Business Overview” we have a range of channels that we can leverage on to grow our client base. These channels are divided into (i) Proximity Channels, with its main growth driver being the service differentiation it offers through our Proprietary and Franchised Stone Hubs and Software franchises, (ii) Digital Channels, with its main goal to scale with efficient CAC mostly as a result of our marketing efforts in both traditional and digital media, and (iii) Strategic Partners, which we regard as key to expand our reach, mainly due to word of mouth from our existing clients through our member-get-member program and partners such as software providers (ISVs), marketplaces, and e-commerce platforms which also distribute our solutions.
Through these channels, we have already reached 90% of the national footprint of the cities in Brazil, and 99.7% of the services’ GDP as of December 2023. Despite this, we believe that our business model is not close to saturation, as all our territories continue to grow across the board, regardless of their maturity levels, based on our internal analysis. When we look at our TPV, we see that most substantial growth occurs in regions where our presence is strongest. As we mature in a given region, we believe our distribution channels yield higher productivity, and our superior services generate strong word-of-mouth effects, unlocking additional growth.
b.Attractive financial services opportunity in our installed Software Base
In 2021, we acquired Linx, a leading retail software business in Brazil. Following some pilots with smaller software company acquisitions, our goal was to tap into Linx's extensive client base by offering an integrated solution of software and financial services, as we believe this approach could create a powerful competitive advantage in the SMB merchant market in the future. In 2023, we decided to focus on four key strategic verticals, namely, food, gas stations, retail and drugstores, as we believe they represent the optimal spot for the combination of financial services and software and due to their representativeness in TPV and financial services pools. Together, these verticals represent 64% of the total TPV pool of Linx clients, and 76% of the financial services revenue pool, due to better economics. We have prioritized those verticals to greatly enhance our value proposition by embedding our financial services platform in the POS and ERP Software, facilitating the most critical workflows that those clients need and offering an end-to-end solution.

We envision this combination of financial services and software as a strategic enabler of better growth rates in medium clients in the future. Based on our internal analysis of the overlap between Linx and Stone clients, we conclude that there still is a small overlap between them, amounting to R$5.8 billion in the fourth quarter of 2023. Our strategy to penetrate this base lies on identifying the specific pain points of each segment, and then further developing an integrated solution, seeking to help merchants save time and better manage their businesses.
Throughout 2023 we already had some achievements in regard to the integration of financial services with gas stations, one of our key strategic verticals, where we developed specific offers related to the pain points of this segment by integrating payments to the POS and banking to the ERP of the vertical software. To expand the reach of our offer, we decided to sponsor Formula 1 Brazil, which increased awareness of our vertical specific solution.
As further detailed under our second growth strategy “Drive Engagement”, we believe the combination between Financial Services and Software will also enable us to produce more attractive unit economics as we ramp up these integrated solutions.
c.Attractive financial services opportunity in our installed Software Base
Our commitment to customer-centricity has been the cornerstone of our competitive advantage since our inception, when we decided to create a specialized service to provide the best customer experience in the market. In this regard, we have developed multiple channels to interact closely with our clients facilitating the resolution of their issues, and we believe that this is the key to comprehend and effectively address their needs.
In 2023, we served 3.5 million customers through (i) our proximity and digital channels and strategic partners, maintaining our values of proximity, (ii) our logistics, and (iii) our customer support team.
The journey of client interaction begins in the moment they sign up for our service through our sales teams, with proprietary and franchised hubs and digital channels, which include digital sales and inbound strategies. Within one business day for SMBs and three days for micro merchants, our green angels deliver and set up the contracted products and services, aiming to provide the best experience for the client, so they can start using our products and services immediately. Our customer support team helps clients with their daily needs, both through our in-house and outsourced customer support team, with telephone calls answered in less than 5 seconds. Our customer support team is composed of, highly trained agents, harnessing the best technological tools, and bots, our automated customer service.
We believe our on-demand customer service team supports our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our approach combines human connection, proximity, and technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that seeks to help our clients manage their operations more conveniently and enables our agents to proactively address merchant’s needs, occasionally, prior to the awareness of any issue.

Since our establishment, we have consistently maintained the highest ratings for customer service on Reclame Aqui, Brazil's foremost customer service benchmark, and we believe the disparity between our performance and that of our competitors remains significant. Our score in Reclame Aqui has not only been the highest between competitors, but also has evolved throughout the past two years, both in Stone and Ton. Although this does not represent a financial metric, we see this as one of the catalysts for our future growth.

Sustained best service in the market

We have consistently presented the best client satisfaction levels in our industry

Reclame Aqui Score

8.6
8.7
7.34
8.6
8.9
7.29
8.8
8.9
7.93
2021
2022
2023
Stone
Ton
Weighted Avg. Competitors

Source: Reclame Aqui, as of December 31, 2023, 2022 and 2021.
2.Drive Engagement
a.More levers to build price bundles
Our culture of innovation and technology development has empowered us to price merchants in a much more dynamic way than anyone in Brazil. By the end of 2022, amid a tightening economic cycle in the country, we recognized the need to revamp our pricing system. We transitioned to an automated approach guided by transparent and straightforward standards. This new methodology treats each client as unique, taking into account various factors such as location, transaction volume, industry segment, and channel (whether through a hub or our inside sales team). Moreover, we consider the full spectrum of solutions desired by the client, ranging from POSs to prepayment options and options for customers to pay using a Pix QR code in the POS. Through this comprehensive data, we craft tailored offerings that bundle acquiring, Pix, and banking services, each with minimum and target return thresholds aligned with the individual characteristics of the client.

In the SMB segment, our engagement equation rests on driving bundles with payments and banking as an entry-point of more product penetration, which has yielded substantive results. Since 2022, 88% of new Stone clients have been onboarded with our payments and banking bundle, serving as a pivotal factor driving the growth of heavy users within our client base. Heavy users, defined as clients utilizing three or more solutions within our financial services ecosystem, have increased substantially, comprising 23% of our client base by the fourth quarter of 2023—an approximately 10-percentage-point increase from fourth quarter of 2022. We believe this upward trajectory is particularly promising as heavy users exhibit an average revenue per client 2.3 times higher than that of regular clients. Moreover, we are seeing consistent improvement across all sales cohorts, maintaining a stable CAC over time. A comparative analysis between clients onboarded in the fourth quarters of 2022 and 2023 reveals a substantial increase of around 20 percentage points, from 15% to 34%, in new clients adopting more than three solutions. We believe these trends underscore our commitment to foster sustainable growth and maximizing value for both our clients and stakeholders.
Our next step within financial services is to scale our credit solution through our revamped product, thereby enhancing the value proposition for SMBs. To more mature clients of the segment we envision leveraging software as a key differentiator, tailoring our offerings to address the vertical-specific requirements of each segment. For more information, see “—Drive Engagement – c. Software as a differentiator”.
b.Scale working capital solutions to monetize further
Following our mission of being the Brazilian entrepreneur’s best partner and helping them, through our solutions, to invest and manage their business, we identified the credit product as a significant asset for business owners. Thus, we developed a user-friendly product aimed at providing a solution to their existing capital needs.
In 2023, we started testing our new credit product, and we developed a comprehensive credit structure with new features and a robust monitoring process, collecting data from across the company and the market and we now manage the entire credit system from concession to recovery. The new product creates synergy between platforms, linking our clients account data in our banking platform to the credit card receivables in our payment’s platform, creating an end to end offer.
In the relaunch, we rebuilt both the product and user experience, learning from our initial credit venture. Key improvements include monthly installments, replacing the previous lump sum payment and maintaining the retention mechanism. We have integrated retention data into monitoring, enhancing our ability to identify credit issues and offer reschedule options via the app. Enhanced monitoring tools provide real time data for immediate response to any unusual vintage behavior, and our models now incorporate extensive external data and control points to ensure better decision making and continuous monitoring scoring processes. Also, acquiring collateral is registered at the trade repository before disbursement, as we seek to reduce cash evasion risk. Also, all loans are personally guaranteed by our main shareholder.
Once the clients are approved for our credit solutions, they can have the credit resources in their account in a couple of days and are able to access all information using the app. The credit acquired is paid through monthly installments by the retention of a percentage of the clients’ daily transactions receivables and they also can prepay the installments using the POS terminal, a “boleto” or a Pix transfer, allowing them to reduce the cost of the loan and us to minimize the delinquency of the portfolio. The client can use future receivables or the account balance as well.
We believe that the expansion into credit provides a substantial incremental revenue opportunity for us and the strong interaction between segments and platforms is a key strength to scale the product in our client base, always with a cautious approach. As of December 31, 2023, we disbursed a total of R$353.6 million of loans reaching 10,752 contracts, with a credit portfolio of R$309.4 million at year-end. We are still focused on SMB clients, with an average ticket of approximately R$33,000.
Loan loss provision expenses totaled R$62.1 million in the year and we are building provisions equivalent to 20% of the credit portfolio in the period. As of December 31, 2023, our nonperforming loans, or “NPL”, 15-90 days were 1.95% and NPL over 90 days were 0.29%.

c.Software as a differentiator
Our merchant-driven DNA provides us with a significant advantage to continue building differentiated solutions. In the past years, and more specifically from 2023 onwards, we have focused on developing solutions for clients with more mature operations with multiple stores and multiple staff. As in these types of stores, owners and managers are no longer there at all times, having a unified control and a comprehensive view of their business is seen as crucial. Due to their higher maturity, they can have specific demands depending on which segment clients operate in. We seek to address these needs through more sophisticated end to end solutions that integrate our financial services with vertical specific software, helping them save time and money. We believe this approach enables us to address the diverse needs of diverse sectors, thereby fortifying our position as a trusted partner in their journey.
We expect to continue evolving over the years in being able to deliver the right offering for the right client within the SMB segment, serving businesses of different sizes and profiles, recognizing that they have specific needs. We believe our proximity with clients and our technological capabilities allow us to understand our clients better than anyone else, and hence, tailor our solutions to their specific needs. We have a unique value proposition for financial services and software solutions, and a broad distribution and service capability that has allowed us to become a strong partner of SMBs in Brazil. Below, we detail solutions we are building for two of our strategic verticals: gas stations and retail.
Throughout last year, we focused mainly on developing an offer for gas stations. In the gas station vertical, we are dealing with businesses with tight profit margins, a high tax burden and a need for constant management oversight, along with a high rate of fraud when compared to other sectors, as POSs often get “cloned” by fraudsters at the pumps. Therefore, having a solution that, at the same time, improves productivity and reduces fraud is essential. Today, our offer for gas stations includes an integrated smart POS system featuring instantaneous reconciliation capabilities, facilitating seamless card, Pix, or voucher transactions without necessitating customers to exit their vehicles. This streamlined payment experience not only enhances convenience but also improves operational efficiency for gas station proprietors. Furthermore, with this suite of integrations, we have significantly reduced the number of fraud incidents by essentially eliminating the possibility of cloned POSs.
In the retail vertical, the needs are completely different from those mentioned above for gas stations. Store owners are looking to optimize their physical space, as much as possible, to display their products and improve their clients’ shopping experience. To achieve this, we offer a mobile POS solution, minimizing the need for a traditional physical cash register to complete a sale. Each sales associate assumes the role of cashier, empowered to seamlessly guide customers through the sales process, even facilitating client registration within the system if necessary, without the need of a stationary computer.
Although we are still in the very early days of tackling these 4 verticals through integrated solutions, we have already seen some encouraging results in unit economics. When comparing clients that use our software integrated with our banking platform with those that only use financial services, they have proven to have better unit economics and better engagement, as they have presented a 2.5x better net Average Revenue per Active Customer (ARPAC), 2.1x more money in volume on average per client, and 1.7x more money out transactions. While we are still cautiously waiting for the number of clients to ramp-up, we are very excited with those initial results.
3.Scale Through Platforms
a.Foundational assets: distribution, logistics, client service and brand
The foundational assets of a company serve as the bedrock upon which its entire operations and success are built, and we believe that our foundational assets are one of the main reasons we are in a favorable position to capture the opportunities we have ahead in the market. Throughout our (i) sizable distribution model, (ii) our logistics operation, (iii) our strong client service, and (iv) a recognizable brand, we can reach, serve, and engage clients efficiently driving our growth, and long-term success. Below, we detail how we intend to leverage each of our foundational assets to scale our business for multiple segments, with low incremental costs.
First, our unique set of distribution channels are the pathways through which products reach customers. After a merchant becomes our client, the onboarding process begins with our logistics operations, in which they are essential for ensuring efficient supply chain management, timely delivery of products, and a cost-effective distribution. A well-organized logistics network can significantly enhance operational efficiency, reduce costs, and improve customer satisfaction by ensuring that our solutions reach our consumers promptly.

Similar to logistics, our customer service operations plays a critical role in building and maintaining strong relationships with customers with a responsive and overspecialized team to address inquiries, resolve issues promptly and proactively, and enhance customer loyalty, thereby contributing to repeat business and positive word-of-mouth marketing.
Last, a strong brand serves as a strong representation of the company's core values, quality, and reputation. We believe it distinguishes the company from competitors, instills trust and credibility among consumers, and creates a loyal customer base. Our marketing department employs a cohesive approach in crafting both online and offline strategies, ensuring that our campaigns maintain consistent visual elements and messaging across all channels. In line with our strategy, in 2023, we have made several campaigns that established the strength of our brand in the local market such as the sponsorship of “Big Brother Brasil”, one of the most watched reality shows in Brazil, as well as the Formula 1 race in Brazil, which was crucial to our bundle offering of financial services with software for gas stations.
The development of our foundational assets with a strong emphasis on leveraging technology plays a pivotal role in supporting our operations as we seek to enhance efficiency, connectivity, and innovation within our integrated applications.
b.Stone Tech Platform: Build Once, Use Many
Technology plays a fundamental role in expanding our operations, supporting various teams and the expansion of our product portfolio as we execute our strategy. For this reason, having an unified platform is substantial to govern the entire client life cycle, to operate with multiple value propositions and flexibility. Envisioning our expansion, in the last two years we have made improvements integrating technology teams, establishing consistent processes, and developing foundational components to create the Stone platform.
As we previously detailed in the “Item 4. Information on the Company—B. Business Overview—Comprehensive Merchant Platform”, the Stone Platform is structured into four layers: (i) Experience; (ii) Product; (iii) Operational; and (iv) Internal. Within each of these layers there are multiple platforms, each housing independently deployable services. These allow us to pursue with high scalability and implementation, using our specialized engineering tools, for a customized experience for each type of client.
Evidence of our efforts towards scaling efficiently through our “Build Once, Use Many” philosophy, is the development of our banking solutions. Rather than creating a stand-alone banking application, we focused on building a comprehensive banking platform, designed to serve a variety of applications and client segments. This platform is already seamlessly integrated into Ton, Stone and several other products within our software ecosystem. In “Item 4. Information on the Company—B. Business Overview—Comprehensive Merchant Platform” we have further detailed how we have been scaling efficiently within each of our platforms.
c.Scale with reduced incremental investments
Over the past ten years of our journey, we have cultivated the platforms that underpin our ability to drive our future growth efficiently with minimal incremental costs, our foundational assets. Two main assets that contributed to our growth are our logistics and customer service platforms.
Our logistics platform was developed with a robust and precise infrastructure, and with this firmly established, we have been able to grow our operations with reduced incremental costs. Our logistics cost per client has decreased by 31% all while expanding our client base by 2.0 times when comparing the fourth quarter of 2023 with the same period in 2021. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure.
We have identified similar trends in our client service platform, as we have reduced our cost per client over the past three years. Since the beginning, our approach to client service was not designed towards minimizing costs, but rather towards providing a superior service, through quality and proactivity. Our rationale was firmly grounded in the conviction that preemptive measures are superior to remedial actions, as by proactively addressing the root causes of client inquiries, we could deliver a superior service with remarkable efficiency. We have begun to capitalize on this approach, resulting in a decrease of approximately 52% in our cost per client on a unitary basis, when comparing the fourth quarter of 2023 with the same period in 2021. This reduction can be primarily attributed to the diminishing frequency of client interactions with our support services, reflecting the success of our proactive measures in mitigating issues before they arise.
When examining these trends over time, the synergy between our growth strategies, monetization efforts, and efficiency improvements has yielded significant results, with a reduction in CAC, while scaling up the number of merchants we bring onboard. We remain committed to reducing our CAC in the future.

Enter New Markets
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
•Client Segments—We are a company focused on merchants, but if we believe we have an opportunity to address final consumers with a strong competitive advantage, we may also seek to do so.
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
For the full track record of acquisitions and divestments, refer to “Presentation of Financial and Other Information—Corporate Events—Investments in Software and other Companies” and “—Divestments in Software and other Companies”.
Trends and Challenges
In the dynamic landscape of the financial services and software markets, the possibilities for innovation and disruption are ever-present. With the rapid advancements in the regulatory environment in Brazil and in technology, companies have an expansive reach for experimentation. These innovations have the potential to revolutionize traditional services, offering more efficient processes, greater accessibility, and enhanced security. We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:
•Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets and Pix transactions instead of cash and checks. Our main goal as a financial services company is to allow our merchants to accept all types of payments existent in the market, and thus we need to constantly evolve our solutions to do so. With the launch of Pix in the end of 2020, more volume has been transferred to electronic accounts. According to internal estimates, in 2023, cash is estimated to represent 29% of total volumes, compared with 46% in 2020. Also, according to the Focus report from the Central Bank, between 2024 and 2028, nominal household consumption in Brazil is expected to increase at a compounded annual growth rate between 5-6% each year, which we believe is a good metric to estimate payments market growth.
•Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices. We believe there is an important opportunity for us considering that both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries. According to a 2023 study from Insider Intelligence, e-commerce sales in Latam are expected to grow in high double digits from 2024-2027, while non-e-commerce retail sales, are expected to grow low single digits. Also, even when comparing Brazil to other Latam countries, including Argentina, Chile, Peru and Colombia, e-commerce CAGR expected for Brazil between 2022 and 2026 is the lowest, with 11% growth estimated. Thus, there is still a big opportunity to address this segment.

•More Open Regulatory Environment—The regulatory environment for the payments industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. For example, (i) in 2010, the Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened up the market to new entrants, (ii) in 2019, Central Bank enacted a more robust framework, in which card receivables due by acquirers to merchants are subject to registration at trade repositories and (iii) in 2020, the Central Bank launched Pix, with the goal to streamline the process of completing payment transactions, making it straightforward, convenient, and direct for users. All of these measures have the goal to continue fostering competition. We believe this has created an attractive environment for innovative financial technology providers, such as us, to continue to disrupt the market, bring better solutions to clients, and grow our market share.
•Growing Market in Small and Medium-Sized Cities—According to IBGE data from 2022, small and medium cities with populations between 20,000 and 500,000 inhabitants account for more than 55% of total Brazilian population. Also, Brazil’s large geographic size can create logistical difficulties for MSMBs to conduct commerce, such as slow delivery times and slow, inconsistent customer support. In addition, local infrastructure and habits for conducting commerce can vary across regions. As a result, we believe merchants are increasingly looking for commerce-enabling solutions, with consistent, high-quality service and quick, on-demand support, that meet the needs of their specific region.
•More Integrated Solutions to Manage Increased Business Complexity—As consumers and merchants in Brazil increasingly connect across multiple channels, such as in-store, online and on mobile devices, an increased amount of data needs to be managed in their front office operations and back office functions. Thus, merchants are demanding better integrated and more seamless shopping and selling experiences, enabling them to manage their various commercial activities across channels on a single technology platform, and to conduct commerce more effectively, with greater functionalities and more sophisticated reporting tools. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce. As a result, SMBs in Brazil typically have a lower penetration of management software use in comparison to other countries. According to a study from Atlantico, SMBs represent 15% and 20% of all businesses and 60% and 47% of employment in Brazil and USA, respectively. However, the contribution of SMBs to GDP in Brazil is close to 25%, much lower than the 44% recorded in the USA, proving that there is an opportunity for these businesses to become more efficient, with the use of integrated financial services and software solutions being one way to do so.
•More Robust Technology Platforms, with Easier Connectivity Tools—In order to provide the advanced functionality, seamless omni-channel experience, tighter integration, and better connectivity that merchants are seeking, providers require next-generation technology platforms with cloud-based architectures and more flexible connectivity solutions, such as gateways and APIs, to develop, host, deploy and manage these capabilities in a fast, flexible and cost-effective manner. The older legacy platforms provided by incumbent vendors typically do not have many of these capabilities and can be difficult and expensive to maintain.
•Faster and More Specialized Customer Support—In order to support merchants with advanced technologies, integrated solutions between software and financial services and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively. Also, there is a big opportunity to use AI to increase efficiency in customer support, as through chatbots there is a possibility to solve simpler client issues and also already provide a screening of the issue to a person, if the issue is not solved through the chatbot.
•New Business Models To Serve Clients—As consumers and merchants increasingly adopt new technologies to conduct commerce and migrate towards digital channels, new approaches and business models are required to meet the demand for faster, safer, and more convenient commerce-enabling solutions. For example, we believe current models that sell payment acceptance solutions through traditional bank branches are outdated and provide a poor client experience for business owners. Bank sales representatives are not specialized in payment acceptance solutions, and as a result, they lack advanced knowledge of how new technologies can impact the merchant point-of-sale. In addition, the client onboarding and fulfillment processes through bank branches can take weeks to finalize. Also, to sell integrated solutions of financial services and software demands specific capabilities and knowledge from salespeople, thus creating the need to have specific and trained people to do so.
We believe we are well-positioned to take advantage of these trends and opportunities, and to continue to disrupt the market, bring better solutions to clients, and grow our market share.

Our Solutions
We provide a wide range of solutions and tools for merchants, including a variety of payments, banking, credit and software products with features designed to attract and retain clients, focusing on helping our customers to manage and drive growth in their businesses. These solutions are divided between our Financial Services and Software segments and each of them are described in the tables below:
Financial Services

Solution	Description

App Store for POSs	We have an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.
Credit cards	Our product has a diverse array of features designed to provide customers with flexibility in their day-to-day transactions while aiding in the financial management of their businesses. All functionalities are conveniently accessible through our digital banking app. Customers receive both a physical card for brick-and-mortar purchases and a virtual version for online transactions, ensuring enhanced security for e-commerce endeavors. Our rigorous credit approval process, which blends external and internal data, ensures that credit limits are tailored precisely to each customer's needs.
Debit cards	Our product enables customers to make purchases using funds available in their accounts, as well as withdrawals from automated teller machines (ATMs) within the accredited network. It is also available in a virtual version so that our customers can use it for online purchases in e-commerce.
Digital Banking	Fully digital banking platform, integrated to our acquiring solution, that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP. It is also integrated with our credit solution.
e-Commerce Gateway	Full-featured e-commerce gateway that seamlessly connects e-commerce merchants to the acquirers of their choice, enabling them to accept a wide variety of electronic payment options. Our clients are provided with a set of robust analytics, reporting and auditing capabilities through their portals.
Omni-Channel Merchant Acquiring	We are a fully licensed, end-to-end omnichannel merchant acquiring solution. With a large basket of features and products, clients are equipped with the tools they need to accept a wide array of electronic payments and effectively and efficiently manage their transaction receivables. Clients can integrate to our platform through multiple channels.
Pix QR Code	Our Pix QR Code is an instant P2M payment solution that enables merchants to accept Pix payments already integrated with the POS and thus enabling merchants to reconcile these transactions together with card receivables.
Point of Sale Gateway	In-store gateway for the point-of-sale that connects merchants to the acquirers of their choice enabling a wide array of payment options including traditional and APM methods. It also offers clients the ability to integrate their POS with other business management software, such as inventory and tax management solutions.
Prepayment solutions	Cash management solution that allows clients to accelerate the payment of their future receivables, including installment-based receivables up to 12 months. Clients can request and predetermine the payment of their receivables via their client portal, directly on their mobile application, POS device, via email, or over the phone with our dedicated receivables prepayment team.
PSP Platform	We have a sophisticated PSP solution with a quick and simple API integration, enabling omni-channel players and marketplaces to accept a wide array of electronic payments through multiple channels. With a large basket of features and products, clients are equipped with the tools and features they need to grow and manage their business.
Registry of Receivables Platform (TAG)	Financial Market Infrastructure (FMI) authorized by the Central Bank to operate as a Trade Repository for card receivables (credit and debit), captured through physical or online transactions. TAG enables creditors to safely buy merchants' card receivables or take it as collateral.
SMB Credit Solutions	Allows our clients to contract, monitor and payback loans by fully integrating our credit solution within our payments’ platform. We have resumed disbursements in the beginning of 2023.
Tap on Phone solution	Solution that allows merchants to sell via their smartphones, both Android and iOS, through an app.
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.

Software

Solution	Description

Agilize	Agilize develops technology that provides online accounting services.
APP	APP is a software management company, focused on the hotel segment.
ClinicWeb	ClinicWeb is Vitta’s ERP for medical clinics in Brazil, helping professionals from the health segment to manage their appointments, patient’s files, finance and marketing.
Connectivity	Suite of customized solutions to help retailers connect their consumers, protect their data and connect their network through a single point of contact.
Dental Office	Dental Office is an ERP for dental clinics, helping dentists better manage their businesses through features specifically designed for their needs.
E-commerce platform	Our e-commerce services consist of the receipt of (i) wholesale orders and the monitoring of sales targets, (ii) directed sales to the final consumer and (iii) an interactive electronic catalog with information about inventory and prices, among others, that are integrated to the ERP system.
HubCount	HubCount is a technology company focused on offering solutions for accounting offices and large corporations.
Human Capital Management	Humanus integrates all Human Resources procedures, allowing the organization of activities, processes, and information in a safe and reliable way.
Menew	Menew is an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
Mercadapp	Mercadapp is a digital product that offers an app and e-commerce for supermarkets which is integrated with POS and ERP.
MID-E	Middleware application used to connect the Linx systems with the Brazilian tax authorities for the purpose of issuing an electronic invoice (NFe), and electronic consumer receipt (NFCe), in an integrated manner.
MLabs	MLabs is an SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. MLabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production costs, optimize media investments and increase efficiency in the operations of social media management.
Mobility ("SmartPOS")	Via smartphones or tablets, customers are served in a fast and customized manner, with no lines and far more interaction with the variety of products offered in the store. We offer solutions for different retail segments using features such as the virtual catalog, lookbook combinations, inventory query, pre-sale and sale record, waitlist and closure of service.
Neomode	Neomode offers a sales channel and white label commerce app platform with integration to ERP, POS, e-commerce and gateways.
Nodis	Nodis is an app that helps clients digitize their businesses connecting them to the biggest marketplaces of the country such as Magalu, Americanas and Shoptime. Through one single portal, the merchant can control its catalog, manage the orders and shipping online.
OMS	By using our OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located.
Plugg.to	Plugg.to integrates inventory, products and orders between the marketplaces and e-commerce platforms, POSs and ERPs in the market.
Point of Sale and ERP	Software solutions for our customers’ in-store terminals where sales transactions occur. In the vast majority of cases, these solutions are integrated with our own ERP software.
Questor	Questor is a management system for accounting offices and integrated cloud ERP offering for SMBs.
Reclame Aqui	Reclame Aqui is a free public platform for consumers to complain about a product or service with a private interface for companies to respond to those complaints.
Reconciliation, TEF and QR	Software solutions that streamline the complex process of reconciling payments transactions, and managing cash flow. These powerful tools enable our clients, from brick and mortar SMBs to large online enterprises, to accept, reconcile and monitor transactional data from all payment solutions providers, such as merchant acquirers, e-wallets and gateways, giving transparency of fees paid, discounts/chargebacks, and taxes at the individual transaction level, in a single dashboard.
Search and recommendation (“Linx Impulse”)	Our search solution uses machine learning and proprietary algorithms that best fit the customer.
SimplesVet	SimplesVet is an ERP solution for veterinary clinics, pet shops and autonomous veterinarians.

Solution	Description

Sponte	Sponte is a leading provider of cloud ERP solutions for schools in an underpenetrated sector in terms of both payments and software.
Tablet Cloud	Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.
Trinks	Trinks is a SaaS ERP and booking app which allows beauty and aesthetics service providers to manage all their operations. The system automates key components of service providers’ functions such as client appointments, work schedules, inventory control and supplier contacts.
VHSYS	VHSYS is an omnichannel, cloud-based, API driven, POS and ERP platform built to serve a wide array of service and retail businesses. The fully self-service platform consists of over 40 applications such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with multi-marketplace, logistics, and e-commerce integrations amongst others.

Other

Solution	Description

Delivery Much	Delivery Much is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to ours. Delivery Much generates more sales to restaurants using their consumer client base.
PinPag was part of the “Other” business segment. From February 2024 onwards, we no longer have an equity stake in PinPag, a company focused in financial solutions in electronic means of payment, which was previously acquired by Linx Pay.
Seasonality
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of each year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of StoneCo’s operating results across different fiscal quarters may not be accurate indicators of its future performance. For additional information, see “Risk Factors—Risks Relating to Our Business and Industry—Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly profit.”.
Risk Governance
During 2023, the Company underwent a process of centralization and integration of risk management. Risk management is performed by a specific area segregated from business areas and from the area that conducts the internal audit. The Chief Risk Officer is responsible for this specific area and reports to the Company’s CEO.
The risk management area is responsible for the identification, measurement, evaluation, monitoring, reporting, control, and mitigation of mitigation of the risks to which are exposed including the following:
•Credit risk is defined as the potential losses for the Company deriving from: a counterparty’s failure to meet its obligations under the contracted terms, including card issuers, holders of credit cards issued by the Company, and working capital loan borrowers; a devaluation or a reduction in remunerations or expected earnings of a financial instrument arising from a deterioration in the credit quality of the counterparty, the intermediary party, or the mitigation instrument; a forbearance of financial instruments; or recovery costs of problem assets;
•Market risk is defined as the potential losses for the Company deriving from changes in prices or rates;

•Liquidity risk is defined as the potential losses for the Company deriving from its inability: to duly honor its expected and unexpected obligations, both current and future, including those arising from guarantees provided, without affecting its daily operations; to trade a position at the market price, due to its significant size in relation to the volume normally transacted or due to some market discontinuity; and to convert electronic currency into physical or scriptural currency at the time of the user's request;
•Operational risk is defined as the potential losses for the Company resulting from external events or from failure, deficiency, or inadequacy of internal processes, personnel, or systems;
•Social risk is defined as the potential losses for the Company resulting from the violation of fundamental rights and guarantees or acts harmful to the common interest;
•Environmental risk is defined as the potential losses for the Company due to events associated with environmental degradation, including the excessive use of natural resource; and
•Climate risk is defined as the potential losses for the Company caused by events associated: with the transition process to a low-carbon economy, in which the emission of greenhouse gases is reduced or compensated and the natural mechanisms for capturing these gases are preserved (transition climate risk); and with frequent and severe weather or long-term environmental changes, which may be related to changes in climate patterns (physical climate risk).
For more information regarding risks, refer to “Item 11. Quantitative And Qualitative Disclosures About Market Risk”.
In addition to the above risks, the risk management area is responsible for the potential losses arising from interactions between them, regulatory capital management, and business continuity management.
The risk management area is structured into the following subareas:
•Market and liquidity risks, including the interest rate risk in the banking book;
•Credit risk;
•Regulatory capital management;
•Cybersecurity and data privacy;
•Fraud detection and prevention;
•Operational risk, which is responsible for internal controls, social, environmental, climate, business continuity management, and other operational risks; and
•Enterprise risk management.
The key governance bodies are the following:
•The Board and its committees, particularly the Risk, the Finance, and the Audit Committees;
•The Executive Management Committee and its supportive committees, particularly the Internal Risk and the Crises Management Committees; and
•The Risk Management area.
The key governance elements are as follows:
•Risk and Regulatory Capital Policy. It establishes the governance for risk and capital managements, defining structures and bodies and their respective roles and responsibilities;
•Risk Appetite Statement;
•Risk assessment methodology;
•Risk response policy; and
•Incident response policy.

Compliance
The Compliance area is responsible for Regulatory Compliance, Prevention of Money Laundering and Terrorist Financing (“AML/FT"), and Integrity Compliance. The Compliance manager reports to the Company’s Chief Legal and Compliance Officer. The Regulatory Compliance team is responsible for ensuring the company's regulatory adherence to applicable standards, as well as being the communication channel with regulators. The AML/FT team is assigned for implementation of AML/FT policies and measures, mitigating the risk of one uses the Company’s products and services to commit illegal acts. The Integrity team is responsible for receiving and handling complaints, conducting corporate investigations, and contributing to the achievement of institutional objectives honestly and ethically, in compliance with the guidelines of the StoneCo Code of Ethics.
Regulatory Matters
Our business is subject to several laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of the Brazilian Payments System (the Sistema de Pagamentos Brasileiro, or SPB).
Regulation of the SPB
Our activities in Brazil are subject to Brazilian laws and regulations relating to payment schemes and payment institutions. Law 12,865, establishes the first set of rules regulating the electronic payments industry within the overall SPB and creates the concepts of payment schemes, payment scheme settlors and payment institutions.
In addition, Law 12,865 gave the Central Bank, in accordance with the guidelines set out by the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Law 12,865, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of CMN Resolution No. 4,282, as amended, each of them dated as of November 4, 2013, Central Bank Resolution 80, Central Bank Resolution 150 and Central Bank Resolutions No. 96, dated as of May 19, 2021 (“Central Bank Resolution 96”), N and No. 344, dated as of August 16, 2023, and other related rules and regulations.
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
On October 6, 2021 the Central Bank published Central Bank Resolution 150, which replaced Central Bank Circular 3,885/13 and consolidated the rules on payment schemes. Such Resolution now governs the provision of payment services within the scope of payment schemes that are part of the SPB and establishes new criteria for a payment scheme to be considered part of the SPB. Besides, Central Bank Resolution150 strengthened the governance mechanism to which the payment schemes rules — as released by the payment scheme settlor — are subject to. It not only has expanded the list of themes that, in order to be amended, are subject to prior authorization from the Central Bank, but also determined that the requests for Central Bank’s approval shall be preceded by consultation to the participants of the payment scheme.
Payment Scheme Settlor
A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and functioning. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with their payments activities and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes. As mentioned above, Central Bank Resolution 150 strengthened the governance mechanism to which the payment schemes rules are subject to, therefore, payment scheme settlors shall observe them in order to maintain their payment schemes in compliance with the applicable regulation.
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
•Payment Initiation Service Provider (“PISP”): These payment institutions provide payment transaction initiation services without requiring the initiation of payment transactions. They accomplish this without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction.
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

The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) promotion of financial inclusion; (iii) reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulation applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Central Bank Resolution 96, classifies payment accounts into two types:
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
Our Regulatory Position
Three of our subsidiaries perform activities that are subject to Law 12,865 or Law 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone Instituição de Pagamento, Pagar.me and Stone SCD. On November 5, 2021, MNLT applied for registration with CVM to become a category B public company (allowed to issue any securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates). As required by the applicable regulations, the four of them have submitted operational authorization requests before the Central Bank and CVM, as applicable, which current status follows below:
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
Additionally, on October 20, 2020, one of our subsidiaries, TAG, received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit central securities depositories or registration in trade repositories, as per Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and its related rules and regulations. The effective date of the credit transactions guaranteed by card receivables legal framework was June 7, 2021.
Furthermore, as of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros S.A. (“Stone Seguros”), is authorized by SUSEP within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. However, pursuant to our business strategy, in October 2022, we filed a request with SUSEP to cancel Stone Seguros license as an insurance company, which was approved in March, 2023.

Moreover, we started issuing post-paid instruments through Stone Cartões. As provided in Central Bank Resolution 80, payment institutions that act as post-paid instrument issuers are not required to file an authorization request until the regulatory threshold is met. We have been monitoring the volume of Stone Cartões’ operations so that the authorization request is filed timely.
More recently, on December 7, 2022, we submitted an authorization request to the Central Bank for Stone SCFI to be licensed as a financial institution registered as credit, financing and investment company. Stone SCFI received such license from the Central Bank in January, 2024.
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
For transactions performed in the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that are not comprised by the Brazilian financial system, the Brazilian Usury Law limited interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Brazilian Usury Law, restricted interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). In this sense, it is possible to imply that, the discount rate that we charge directly from merchants for early payment of their receivables should be capped at two times the SELIC rate.
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures under an intervention by the Central Bank and the out-of-court liquidation of Stone Instituição de Pagamento. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations”.
The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.
Regulation of Credit Fintechs in Brazil
CMN enacted Resolution No. 4,656 on April 26, 2018, to regulate online lending fintechs and established two new categories of financial institutions (“CMN Resolution 4,656”). However, CMN Resolution 4,656 rules on credit fintechs have been replaced by CMN Resolution 5,050. Pursuant to such CMN Resolutions and Law 4,595, those new categories of financial institutions are the only ones authorized to grant credit through electronic platforms:
•Direct Credit Corporation (sociedade de crédito direto – SCD): a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

•Peer to Peer Lending Corporation (sociedade de empréstimo entre pessoas – “SEP”): a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform. Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.
As financial institutions, SCDs and SEPs, among other provisions: (i) are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by the Brazilian Usury Law; (ii) will have direct access to the Credit Risk Data System of the Central Bank (Sistema de Informação de Crédito – SCR) for credit purposes analysis; (iii) perform credit collection for third-parties (and customers, in the case of SEPs); (iv) issue electronic currency and post-paid instruments, in accordance with applicable regulation; and (v) may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.
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
Direct Credit Corporation
The regulatory framework for SCDs is simple and straightforward, considering that such institutions have a limited and less complex scope of activities, focusing exclusively on the extension of borrowings and financing, as well as on the acquisition of receivables, using financial resources that originate either from its own capital or from the BNDES (Brazilian Development Bank).
Seeking to provide greater legal certainty to this “new credit market” the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment.
The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third-parties; (ii) collection of debts owed by third-parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency and post-paid instruments. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and also restricted from raising funds from the public, except for the issuance of shares.
Anti-Money Laundering and Terrorism Financing Rules
Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering (or “AML”), and terrorism financing (“CFT”) rules. These rules require us to implement risk-based policies and internal procedures to identify and qualify clients, employees, suppliers and business partners (KYC, KYE, KYS and KYP, respectively), as well as to monitor and identify suspicious or atypical money-laundering transactions, which must be duly reported to the Financial Activities Control Council (“COAF”) Brazil’s financial intelligence unit.
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
•keeping records of all transactions;
•reporting to COAF, within one business day and without informing the involved person or any third party: (i) any transaction exceeding the limit set by the competent authority and as required under applicable regulations; (ii) any transaction deemed to be suspicious, as required under applicable regulations; and (iii) at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•applying special attention to: (i) Politically Exposed Persons; (ii) unusual transactions or proposed transactions with no apparent economic or legal basis; (iii) clients and transactions for which the UBO (ultimate beneficial owners) cannot be identified; and (iv) situations in which it is not possible to keep the clients’ identification records duly updated;
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
On October 1, 2020 the new regulation enacted by the Central Bank with regards to AML/CFT policies came into force. In summary, the new regulation comprises: (i) the Central Bank’s Circular 3,978, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People); and (ii) the Central Bank’s Circular Letter No. 4.001/20, which sets forth a list of operations and situations that may constitute money laundering and terrorism financing. By the end of 2020, the Central Bank required certain adjustments in our AML-CFT to fully comply with the new guidelines, all of which have been promptly implemented by us and acknowledged/confirmed by the Central Bank. Nevertheless, we are continuously reviewing our AML-CFT program to identify improvement opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.”
E-Commerce, Data Protection, Consumer Protection and Taxes.
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Until September 2020 Internet activities in Brazil were mainly regulated by Law No. 12,965/14. On September 18, 2020, LGPD came into force, which unified and complemented legal provisions that governed personal data in Brazil so far by replacing or supplementing certain regulations and provisions and creating new ones. The new law provides for the processing of personal data, including by digital means, with the purpose of protecting the fundamental rights of freedom and privacy and the free development of the personality of the natural person. One important change brought by the LGPD is the establishment of nine legal bases other than consent upon which personal data may be legally processed. Despite the LGPD coming into force in September 2020, the sanctions provided for therein were only regulated in February 2023.

This legislative innovation brought new obligations and liabilities to all natural persons or a legal entity either public or private law that processes the personal data of people in Brazil, regardless of where that business or organization itself might be located. The LGPD is a new law that despite being in force, is still under development and many of its provisions have not yet been construed and clarified in a conclusive way by ANPD, which is entitled to enact sublegal regulation.
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
Consumer Protection Laws
Due to some of our products, we are subject to several laws and regulations designed to protect consumer rights—most importantly, the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil, setting out certain basic rights, and the consumers’ rights to access and modify personal information collected about them and stored in private databases. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. These consumer protection laws could result in substantial compliance costs.
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
Intellectual Property
Most of our services are based on proprietary software and related payment systems solutions. We rely on a combination of copyrights laws (which includes the Law No. 9,610/1998 and Law No. 9,609/1998, related to software), trademarks and trade secret laws (specifically Law No. 9,279/1996, the industrial property law of Brazil), as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third-parties.
As of February 2024, we owned more than 900 trademarks over 30 countries, including “Stone,” “Linx,” “Ton,” “Pagar.me,” “Equals,” “Buy4,” “Napse,” and others, as well as more than 100 trademarks applications before authorities pending in Brazil.
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the Latin America and the United States and elsewhere, including “stone.com.br”, “pagar.me”, “linx.com.br”, “napse.global” “equals.com.br”, “stone.co”, “taginfraestrutura.com.br” and “investors.stone.co.”
We have material contracts with Visa and Mastercard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 (as amended from time to time), between Visa do Brasil Empreendimentos Ltda. and Stone Instituição de Pagamento sets forth the general terms and conditions under which Stone Instituição de Pagamento acts as a merchant acquiring principal participant for Visa in Brazil and provides Stone Instituição de Pagamento with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, Stone Instituição de Pagamento is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of December 21, 2015 and as amended from time to time, between MasterCard International Incorporated and Stone Instituição de Pagamento sets forth the general terms and conditions under which Mastercard grants Stone Instituição de Pagamento a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including Mastercard, Cirrus and Maestro branded marks) in Brazil in connection with Stone Instituição de Pagamento’s issuing and acquiring activities. No consideration is due to Mastercard under this agreement.
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
C.    Organizational structure
We are an exempted company with limited liability incorporated on March 11, 2014 under the laws of the Cayman Islands, with the legal name StoneCo Ltd. (formerly DLP Payments Holding Ltd.). Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands and our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our main operational hubs are located in (i) São Paulo, at Av. Doutora Ruth Cardoso, No. 7,221, Edifício Birmann 21, Pinheiros, São Paulo/SP, Postal Code 05425-902, Brazil and at Av. Brigadeiro Faria Lima, No. 3,064, Jardim Paulista, São Paulo/SP, Postal Code 01451-001, Brazil, and (ii) in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. Our telephone number at this address is +55 (21) 3609-7742. In addition, we also have operational hubs located in Argentina, Uruguay, Mexico, Peru and Chile. Also, investor relations team can be contacted at investors@stone.co.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.

We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our current corporate structure, as of March 31, 2024 is set forth below:

StoneCo Ltd. (Cayman Islands)
50%
Reclame Aqui Holding Ltd. (Cayman Islands) (1)
100%
DLP Capital LLC (USA)
100%
STNE Investimentos (Brazil) (2)
100%
STNE Participações (Brazil)
100%
Stone Holding Instituições (Brazil) (6)
100%
STNE Part. em Tecnologia (Brazil)
8 other subsisiaries (3)
100%
Equals Software (Brazil) (2)
100%
Vitta Tecnologia (Brazil) (4)
100%
Stone Instituição de Pagamento (Brazil)
100%
Tag (Brazil)
100%
Pagar.me (Brazil)
100%
Stone Cartões (Brazil)
100%
Stone SCD (Brazil)
100%
MNLT (Brazil)
100%
SCFI (Brazil) (7)
8 other subsisiaries, software companies (3)
100%
Linx (Brazil) (5)
50%
Questor (Brazil)
50%
VHSYS (Brazil)

(1)
50% of Reclame Aqui Holding Ltd. is held by VLP Holding Ltd. Reclame Aqui Holding Ltd. has subsidiaries, in which we have 50% of equity interest. Please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements for more details.

(2)	STNE Investimentos and Equals Software S.A. were incorporated due to the Group’s corporate reorganization in 2023.
(3)	For more details on the subsidiaries, please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements.
(4)	Vitta has subsidiaries, in which we have 100% of equity interest. Please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements for more details.
(5)
16 other subsidiaries, including software companies. Please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements for more details. In addition to item 4.1.2., early in 2024, the Group incorporated Linx Impulse Ltda., Linx Automotivo Ltda., and Sponte Educação Ltda. due to a corporate reorganization.

(6)	Stone Holding Instituições S.A. was incorporated in 2022 due to a requirement of the Central Bank, to maintain the control of Stone Instituição de Pagamento held by a Brazilian company.
(7)	Stone Sociedade de Crédito, Financiamento e Investimentos S.A. was incorporated early in 2024 right after the Central Bank approved the license for the Group to operate financial services.

D.    Property, plants and equipment
Properties
Our registered office is located in 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands, Cayman Islands, and is under a lease that expires in 2027. Our operational hubs are located in São Paulo, which include product development, sales, marketing, and business operations, and they are located at (i) Av. Doutora Ruth Cardoso, No. 7,221, Edifício Birmann 21, Pinheiros, São Paulo/SP, under two lease agreements, entered into by Linx S.A. and Linx Sistemas and (ii) Av. Brigadeiro Faria Lima, No. 3,064, Jardim Paulista, São Paulo/SP, Postal Code 01451-001, Brazil, under a lease agreement entered into by STNE Par. In Rio de Janeiro, our office is located at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil and includes part of our business activities, including customer relations and technology development, under leases that expire in 2029. Our four offices jointly consist of approximately 29,074 square feet of space. In accordance with our business strategy, we have several operational proprietary Stone Hubs operating in Brazil. In addition, we also have operational hubs located in Argentina, Uruguay, Mexico, Peru and Chile. We believe that our facilities are sufficient for our current needs.
Additionally, as of December 31, 2023, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.
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
In addition, the lease agreements are not registered, nor annotated on the real estate record files of the leased properties. Therefore: (i) in the event of sale of the leased real properties to third-parties, even if the lease term is effective, the new owner will be entitled to terminate the lease upon a 90-day prior written notice period, counted as from the date of such acquisition, and the lessee will be forced to vacate the real property; and (ii) the lessee will not be entitled to adjudicate the leased properties in the event the respective lessor does not respect the lessee’s right of first refusal and sell the property to third-parties.
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

A.    Operating results
Overview
As of December 31, 2023 we served more than 3.5 million active payments clients in Brazil including digital and brick-and-mortar merchants of all sizes and types, although our focus is primarily on targeting the approximately 14.1 million micro, small and medium-sized businesses, or MSMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional banks and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. In addition to our reach in payments, we have achieved almost 2.1 million banking active clients as of December 31, 2023. We have also resumed our credit product in 2023, with a credit portfolio of R$309 million as of December 31, 2023. In software, in 2023, we have selected four key strategic verticals to focus on integrations with financial services, namely gas stations, food, retail and drugstores.
The following is a summary of our key operational and financial highlights:
•We generated R$12,055.0 million of total revenue and income in the year ended December 31, 2023, compared with R$9,588.9 million of total revenue and income in 2022, representing annual growth of 25.7% and compared with R$4,823.8 million of total revenue and income in 2021, representing annual growth of 98.8%.
•We generated profit of R$1,600.4 million and adjusted net income of R$1,557.5 million in the year ended December 31, 2023, compared with net loss of R$526.4 million and adjusted net income of R$410.5 million in the year ended December 31, 2022, compared with net loss of R$1,377.3 million and adjusted net income of R$40.0 million in the year ended December 31, 2021. Adjusted Net Income metrics just mentioned do not adjust for the bond financial expenses, as well as share-based compensation expenses retrospectively, according to our new methodology of adjustments defined as of the first quarter of 2023. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$408.3 billion, compared to R$367.4 billion in 2022, representing an annual growth of 11.2% and compared with R$275.4 billion in 2021, representing annual growth of 33.4%.
•We served approximately 3,522,000 active clients as of December 31, 2023, compared to 2,584,000 active clients as of December 31, 2022, representing an annual growth of 36.3% and compared with approximately 1,766,100 as of December 31, 2021, representing annual growth of 46.3%.
•Software revenue reached R$1,492.2 million for the year ended December 31, 2023, compared with R$1,419.8 million for the year ended December 31, 2022, representing an increase of 5.1% and compared with R$686.3 million in 2021, or an increase of 2.1x. The increase in revenues in 2022 compared to 2021 was largely driven by the consolidation of Linx in the third quarter of 2021.
Significant Factors Affecting our Results of Operations
Financial Services
Total Payments Volume and Processing Fees
We derive a substantial part of our revenue from fees earned as a percentage of the TPV of our clients. Our TPV is primarily driven by:
•Growth of volume within our active client base. As our active clients grow their transaction volume, our TPV also grows. Our active clients are positioned in attractive growth market segments. Our focus is primarily on targeting the approximately 14.1 million MSMBs in Brazil, which we believe have historically been underserved. In addition, despite the large size of Brazil’s economy, we believe its payments market, particularly among MSMBs in small and medium cities, remains less penetrated and has greater growth upside than more mature economies, such as the U.S. and the U.K. We also target the e-commerce market, which is expected to grow faster than the overall payments market in Brazil.
•Growth of our active client base. Growth of our active clients is mainly driven by growth in the number of MSMB clients both online and offline, resulting from the expansion of our distribution channels, marketing efforts and penetration of new solutions.

•Our quarterly TPV grew 13.3% from R$100.1 billion for the quarter ended December 31, 2022, to R$113.5 billion for the quarter ended December 31, 2023, with MSMB TPV growing 20.2%, while key accounts (comprised of platform services and sub-acquirers) TPV decreased 17.6% as we deprioritize sub-acquirers, who have a more volatile nature and lower contribution to bottom line. Our number of active payments clients expanded 36.3% over the same period, from approximately 2,584,000 active clients as of December 31, 2022 to approximately 3,522,000 active clients as of December 31, 2023, as shown in the graphs below.
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
On September 26, 2022, the Central Bank extended the regulation issued in 2018 to cap interchange fees on debit transactions to 0.8% and maximum average interchange fee of 0.5% on total transaction volume, in order to subject the interchange fees applicable to transactions based on both debit and pre-paid instruments, whether e-commerce or present transactions, to a cap. According to the Central Bank Resolution No. 246, effective on April 1, 2023, interchange on debit card transactions are subject to a 0.5% cap, and pre-paid cards, to a 0.7% cap.
Additionally, aiming to reduce asymmetries between debit and pre-paid instruments, the mentioned ruling stated that the payment scheme settlors must establish the same maximum liquidation deadline by acquirers to the merchants on both schemes. Such change has also become effective on April 1, 2023.

For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes in the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.”
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
We can also provide our clients with credit if they need further funding to grow their businesses beyond the working capital solutions that we provide. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate from the client. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales to pay for their monthly fixed fee. We temporarily stopped offering the credit solution for new clients between July 2021 and February 2023. We have evolved since then, focusing on building a fully automated process for credit underwriting, as we strive to make our decision models more sophisticated through enhancement of data, strengthening our team and approving our risk policies, among different other improvements. We have relaunched our credit solution in March 2023.
Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our margins. Through the date of this annual report, we have funded prepayments and credit to our active client base by (i) selling receivable rights owed to us by card issuers to banks we hold a commercial relationship with, or to special purpose investment funds, FIDCs that exclusively buy these receivables, (ii) using proceeds from general third-party borrowings, and (iii) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net”. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party receivables financing on attractive terms, and our ability to continue to attract investment into our FIDCs on attractive terms.
Other Financial Services Solutions
We leverage our active client base and distribution capabilities to upsell other financial services solutions that we develop. We offer our clients a digital banking solution, which includes a free-of-charge account that is provided for our payment clients once onboarded. With the account, clients are entitled to a series of money-in and money-out functionalities available in our platform, including wire transfers, payment slips (boletos), Pix, receiving funds from their sales, among others. In addition, clients can ask for pre-paid, debit and credit cards, from which TPV we charge interchange rates. We also collect yield on clients’ outstanding balance in their digital accounts. In addition, we provide our clients with store, personal life and health insurance solutions, acting solely as a broker.

Software
Growth of software recurring revenue
We derive the majority of our software revenues from recurring revenues related to the payment of fixed monthly subscription for the use of our solutions. These fees are charged for providing different combinations of integrated services and solutions to support our clients’ businesses, depending on their specific needs and can include, among others, reconciliation solutions, business automation solutions and an ecosystem of software solutions as they are developed or acquired.
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
The financial impact of acquisitions may affect the comparability of our results from period to period. In addition to the revenues and expenses associated with such acquisitions only being included in our financial results for any period upon the closing of the acquisition, we will incur transaction and other expenses associated with acquisitions, including amortization of intangibles relating to those acquisitions, which we expect will negatively impact our profit (loss). Amortization of intangibles related to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired. See “—E. Critical Accounting Estimates—Intangible Assets.”
In connection with the acquisitions we made over our history, we recorded amortization expense for the years ended December 31, 2023, 2022 and 2021 of R$92.4 million, R$138.6 million and R$89.1 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, as a result of the application of the acquisition method.
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

Macroeconomic environment
The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impacts the number and overall value of payment transactions. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”
Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021

Real growth in gross domestic product	2.90%	3.00%	4.80%
(Deflation) Inflation (IGP-M)(1)	(3.18%)	5.45%	17.78%
Inflation (IPCA)(2)	4.62%	5.79%	10.06%
Long-term interest rates—TJLP (average)(3)	7.05%	6.78%	4.80%
CDI rate	13.04%	12.45%	4.46%
Period-end exchange rate—reais per US$1.00	4.841	5.218	5.581
Average exchange rate—reais per US$1.00(4)	4.993	5.166	5.396
Appreciation (depreciation) of the real vs. US$ in the period(5)	7.77%	7.00%	(6.90%)
Unemployment rate(6)	7.80%	9.30%	11.10%

Source: FGV, IBGE, Central Bank and B3.
(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	Average of the exchange rate on each business day of the year.
(5)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(6)	Average unemployment rate for the year as measured by IBGE.
Interest rate
Interest rates have an effect on our ability to generate revenue and directly affect our cost of funds. Higher interest rates can lead to decreases in private consumption, negatively impacting our TPV. They can also lead to increased cost of funds as most of our third-party funding is linked to the country’s interest base rate. Usually, when there is an increase in interest rates, and thus, in funding costs, there is a lag in time until we are able to pass on price increases to clients, negatively impacting our margins. On the other hand, when interest rates go down, we have an immediate benefit from higher spreads, which increase our margins. In 2022, with the strong hike in interest rates which started in the second half of 2021, we have significantly evolved our pricing policy and internal processes to be able to reprice clients when needed in a faster and seamless way. We will continue to optimize our pricing strategy, guaranteeing we are within the return hurdles established for each client.
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

Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, debts, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our active client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2023, 2022 and 2021, we had a net foreign currency gain (loss) of R$(13.6) million, R$19.0 million and R$8.6 million, respectively.
Impact of pandemics, widespread health epidemic or other outbreaks
The Brazilian economic outlook may worsen as a result of pandemics, such as novel variants of the COVID-19 pandemic, widespread health epidemics or other outbreaks. We are closely monitoring the evolution of any pandemics in Brazil and globally, in order to take preventive measures to minimize the spread of the disease, ensure the continuity of operations and safe-guard the health and safety of our personnel. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazil—Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares” and “Item 3. Key Information—D. Risk Factors—General Risk Factors—An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations” for information on the impact of the pandemics, widespread health epidemics or other outbreaks on our business.
Linx Transaction
In August 2020, we signed a definitive agreement for STNE Participações, a company controlled by us that holds our software investments business in Brazil, to combine its business with Linx (“Linx Transaction”), On November 17, 2020, Linx S.A. held an Extraordinary General Meeting that approved the business combination between STNE Par (the company of our group that holds our software investments business) and Linx, a leading provider of retail management software in Brazil. Linx S.A.’s shareholders approved the Linx Transaction in a meeting held on March 31, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx S.A. share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to us in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI Rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR Level 1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 1, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share, totaling R$6.7 billion. The Linx Transaction was concluded on July 1, 2021.
Transaction with Banco Inter
In May 2021, we signed a definitive investment agreement with Banco Inter, a leading and fast-growing digital bank in Brazil, whereby we would invest up to R$2.5 billion in new shares to be issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction. The Banco Inter Investment was implemented in June 2021 through a follow-on public offering conducted by Banco Inter, whereby we acquired 85,904,674 common shares and 42,726,032 preferred shares, corresponding to 4.99% of Banco Inter’s capital stock. As part of the Banco Inter Investment, we acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the board of directors of Banco Inter with one seat out of nine.
In May 2022, we agreed to sell 21.5% of our stake in Banco Inter through a cash-out option offered in Inter’s corporate restructuring for a total of approximately R$181 million. In February 2023, we decided to sell our remaining stake in Banco Inter, representing 16.8 million shares, which were sold at a price of R$12.96 per share, equivalent to R$218 million. After the sale, we no longer have the right of first refusal in the case of change of control and a seat on the board.

Transaction with Reclame Aqui
On February 17, 2022 we acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”) for R$230.1 million. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
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
Recent regulatory developments
Post-paid Payment Instruments Financing
On the scope of Law 14,690, also known as “Desenrola Brasil”, the CMN and the Central Bank published a set of rules on December 21, 2023 aimed at regulating the provisions on interest on revolving and installment credit operations and combating the financial over-indebtedness of Brazilian consumers, especially resulting from credit card debts.
As such, the CMN Resolution No. 5,112 of December 21, 2023 (“CMN Resolution 5,112”) provided significant changes in the regulation of revolving loans by revising CMN Resolution No. 4,549 of January 26, 2017. The main changes cover the granting of financing related to the outstanding balances of credit card invoices and other post-paid instruments. Although CMN Resolution 5,112 became effective immediately, its provisions apply only to credit transactions entered into as of January 1, 2024.
In addition, CMN Resolution 5,112 also introduced changes related to the portability of credit operations and the disclosure of information when contracting credit operations, as provided for in other regulations. These provisions will become effective as of July 1, 2024.
With regards to the Central Bank regulation, Central Bank Resolution No. 365, of December 21, 2023, amended Central Bank Resolution 96, in order to provide greater transparency and visibility for post-paid cardholders in their relationship with the issuer. As such, issuers will be required to adjust the invoices and the communication with their clients. These provisions will become effective as of July 1, 2024.
Pix
On August 12, 2020, the Central Bank enacted the Resolution No. 1, which put in place a payment system denominated Pix where the user is granted real-time payments and transfers. The main objective of the Central Bank in setting up an instant payment ecosystem is to render the completion of a payment transaction a simple, easy, convenient and direct act and, therefore, enhancing the experience of users. Following this principle, the Central Bank states that Pix has potential to promote the following standards: (i) enhance competition; (ii) improve market efficiency; (iii) reduce costs; (iv) straighten security; (v) enhance client experience; (vi) accelerate the digitalization of the retail payment market; (vii) promote financial inclusion; and (viii) overcome gaps of other payments methods. Central Bank issued afterwards further regulation on the Pix ecosystem, setting forth operational procedure, technological infrastructure, disclosure requirements and potential penalties to relevant participants.
Pix transactions shall be validated by the relevant institutions within 34 seconds and subsequently liquidated within 40 seconds, through a centralized payment infrastructure developed by the Central Bank, denominated Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos) (“SPI”) and implemented by Central Bank Circular No. 3,985, dated as of February 18, 2020, currently under Central Bank Resolution No. 195, dated as of March 3, 2022.
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

Central Bank Resolution No. 1 also creates the Pix Forum, which is a permanent advisory committee that aims to make recommendations to the Central Bank in respect of the rules and procedures that govern the operation of the Pix System. The Pix Forum consists of: (i) participants in the Pix system, individually or through representative national associations; (ii) providers and potential providers of information technology services, as provided in Central Bank Circular No. 3,970, dated as of November 28, 2019, and subsequent regulations; (iii) paying and receiving users, through representative national associations; and (iv) clearing houses and providers of clearing and settlement services that offer liquidity provision mechanisms within the scope of the Pix System.
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
Besides, on October 1, 2020, the Central Bank issued (i) Resolution No. 19, which provides for the collection of client fees for the provision of services in the Pix system, as well as for the initiation of payment transactions, and (ii) Resolution No. 20 (currently Central Bank Resolution No. 175), which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI.
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
As Pix gained scale in 2021, concerns about security during the usage of this payment method also increased. To address these, Central Bank Resolution No. 142, dated as of September 23, 2021, implemented mandatory frauds records and reports prepared by financial and payment institutions and established nighttime limits, by which the user can only make transactions limited to R$1,000.00 between 8 p.m. and 6 a.m., as a general rule, and a special devolution mechanism to request return of funds in case of frauds and other scenarios was created (“Mecanismo Especial de Devolução”).
Moreover, on November 29, 2021, Central Bank released two features related to cash withdrawal with Pix – Pix Saque and Pix Troco, which enable users to withdraw cash from any accredited merchant participating in the system, a role traditionally played by ATMs.
On December 1, 2022, the Central Bank issued Resolution No. 269 to discipline the requirements and obligations regarding partnerships and banking as a service (“BaaS”) agreements under the Pix payment scheme. In general terms, the resolution reiterated that (i) a transactional account provider may only initiate or receive Pix transactions on its client’s payment account if such provider is a participant on Pix, and (ii) a third party may only initiate Pix transactions regarding the resources maintained on a transactional account provider if such third party is a participant on Pix. As per this second scenario, such third party must provide the payment initiation in accordance with the Open Finance terms and technology. The BaaS discipline provided by the resolution aforementioned became effective in March 2023.
To elucidate the obligations regarding partnership options allowed by the regulation, the Central Bank issued on February 15, 2023, Resolution No. 293 in addition to Resolution No. 269. The regulation outlines two situations in which outsourcing is forbidden: (i) when the third party holds a transactional account, as they should be a participant of Pix; and (ii) when the third party does not hold a transactional account but uses outsourcing for the initiation of the operation through an account provided by a participating institution, as this agent would be acting as a payment initiation without being authorized by the regulator. These changes came into effect alongside the provisions of Resolution 269, in March 2023.
Following the anticipated public agenda for 2023, in May 2023 the Central Bank and the CMN issued the Joint Resolution No. 6, establishing a framework for data sharing among market institutions aimed at enhancing controls for fraud prevention within the institutions. One of the types of data to be shared concerns fraudulent Pix transactions.

In December 2023, the Central Bank issued Resolutions Nos. 360, 361, and 177 addressing the operational rules of its new Pix product called Pix Automático. Although it is also a product aimed at recurring transfers, the difference between Pix Automático and Pix Agendado is that only companies will be able to generate Pix Automático charges, unlike Pix Agendado where anyone could receive using the feature. Pix Automático features brings a new range of opportunities for institutions whose clients are mainly companies. The Central Bank's agenda foresees the publication of technical specifications for the development of the product in early 2024, with its market launching in October 2024.
The Pix’s ecosystem is in constant evolution. As the number of transactions and users grows – there were more than 158 million active users in December 2023, which correspond to more than 77% of Brazilian population, Central Bank is planning to incorporate more functionalities to this payment method. Therefore, we are always keeping up with new rules and building new functionalities with the regulator and its stakeholders with the aim to offer the best payment services for our clients.
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
The transitory governance structure, pursuant to Central Bank Circular No. 4,032, dated as of June 23, 2020, is composed by technical groups of discussion, a secretariat and a deliberative council, and conducts debates about APIs, technological infrastructure, communication, compliance, fraud prevention, security, technical specifications and many other subjects. Financial and payments market associations have joined the governance structure to contribute and build a diverse ecosystem, promoting competition and innovation. All the decisions made by this governance structure are submitted to Central Bank’s review.
Brazilian’s Open Finance ecosystem is one of the biggest in the world, since it aims to share both individuals and legal entities data, as well as payment and credit services. Furthermore, the scope of data also includes foreign exchange, acquiring, investment, insurance, and open-ended private pension transactions. Moreover, Brazil also is developing Open Insurance, a similar initiative in progress, made by SUSEP, Brazilian regulator on the insurance market.

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
In December 2023, the Central Bank issued Normative Ruling No. 441, which publishes the first Open Finance Monitoring Handbook. The regulation is a measure by the Central Bank to enhance Open Finance compliance rules, detailing the procedures to be followed by the Open Finance Governance Structure for monitoring the performance of the participant institutions.
In December 2023, over 800 institutions were participating in Open Finance, with approximately 41 million active consents. Despite the impressive numbers, the APIs are still being built and implemented gradually, and a lot of adjustments and corrections are being made to enable data and services sharing. Payment and financial institutions are engaged in making the ecosystem prosper, although still facing challenges to establish a truly interoperable ecosystem.
Registration of Card Receivables
On June 27, 2019, a more robust legal framework for card receivables was enacted underneath CMN Resolution 4,734 and the Central Bank Circular 3,952. As a result of these regulations, card receivables due by acquirers to merchants are subject to registration at trade repositories (entidades registradoras), which aim to facilitate (i) acquirers to anticipate card receivables originated by other acquirers, and (ii) such card receivables to be used as collateral in credit transactions.
Although the above mentioned regulations were initially expected to fully come into effect on August 3, 2020, this date has been postponed by the Central Bank on different occasions, coming into effect on June 7, 2021.
We intend to explore this opportunity both commercially (through StoneCo) and technologically (through one of our subsidiaries, TAG). In this context, TAG, which was authorized by the Central Bank to operate card receivables registration system on October 20, 2020, became operational by June 7, 2021, when it started to render services of card receivables registration.
Since the entry into force of such rules, the operating trade repositories have been facing operational challenges to comply with the regulation. Problems still persist, mainly regarding interoperability between the registration systems. After several interactions between trade repositories, market participants and the Central Bank, the Central Bank enacted Resolution 264 reinforcing duties of trade repositories to (i) ensure the reliability of information, whether owned or interoperated, through recurring reconciliations between registration systems, and (ii) develop mechanisms to protect creditors' collaterals.
Notwithstanding, we believe this regulation will increase our addressable market for both prepayment and credit solutions, while bringing transparency and more efficiency to the financial market.
Description of Principal Line Items
The following is a summary of the principal line items comprising our statement of profit or loss and other comprehensive income.
Total revenue and income
Our total revenue and income consist of the sum of our net revenue from transaction activities and other services, net revenue from subscription services and equipment rental, financial income and other financial income.

Net revenue from transaction activities and other services
Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit and debit cards, meal vouchers, payment slips (boletos), Pix QR Code and other APMs. Our net revenue from transaction activities and other services consists mainly of net MDR, which is a commission withheld by us that is discounted from the transaction values paid to the merchant, and/or other per-transaction commissions for providing gateway services. We also recognize revenues from transactional services related to our banking operation, revenues related to membership fees, and revenues from our registry of receivables (TAG). We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 17.1 of our audited financial statements. License fees paid to payment schemes are included in the cost of services as discussed below. Our net MDR revenue is recognized net of interchange fees retained by card issuers, assessment fees charged by payment schemes and deductions. Such deductions consist primarily of the applicable Brazilian sales taxes and social security contributions: service tax (ISS); contributions to the Brazilian government’s Social Integration Program (PIS); and contributions to the Brazilian government’s social security program (COFINS). We are required to collect each of the above-mentioned taxes and contributions on our transaction activities and other services.
Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment, monthly fees charged for the use of our software solutions and other solutions or services, such as reconciliation solutions, business automation, fees charged for continuous technology support, helpdesk services, software hosting services, support teams and connectivity services, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the lease term. We also recognize revenues on commissions from our insurance solution within our digital banking offering. The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.
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
Financial income also includes the results from our credit solution legacy portfolio (pre-July 2021) which is accounted for at fair value and factors in expected delinquency rates. From July 2021 onwards, financial income from loans receivable are recognized under the effective interest method (accrual methodology).
Other financial income
Our other financial income consists principally of interest generated by funds held in interest-bearing bank accounts and by deposits we are required to make by the Brazilian courts, known as judicial deposits, which are legal reserves as security for any damages or settlements we may be required to pay as a result of litigation.

Cost of services
Our cost of services include transaction costs, depreciation and amortization (“D&A”), costs to deploy merchant equipment, personnel expenses related to customer service, technology, operations, logistics and other, payment scheme license fees, losses from chargebacks, provisions for credit losses (as we started to account for credit portfolio in the accrual methodology from July 2021 onwards), transactional costs from our registry of receivables (TAG) and other costs. For further information on these costs, see note 18 to our audited consolidated financial statements.
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
•Provisions for credit losses consist of provisions for losses related to our credit operation, which we resumed disbursements in March 2023. Provisions for expected losses are now accounted for as cost of services in our financial statements, unlike previous disbursements, as provisions used to be deducted directly from revenues as they were accounted for under the fair value methodology.
Administrative expenses
Administrative expenses represent the amounts that we spend on back-office activities, quality control, indirect relations with our clients and overhead. These amounts consist of certain personnel expenses, depreciation and amortization and other expenses.
•The portion of our personnel expenses that form part of our administrative expenses relate to our finance, legal, human resources, administrative, courses, events expenses and other administrative personnel, including new software companies’ team.
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
•The portion of our depreciation and amortization expenses that forms part of our administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office, back-office, and other operations, (ii) the amortization of acquired intangibles for customer relationships and brand, (iii) the amortization of software developed internally to support our head office and back-office needs and (iv) depreciation of right-of-use of leased assets.
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
•The portion of our depreciation expenses included in selling expenses relates to the right-of-use of leased assets.
Financial expenses, net
Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from card issuers either to commercial banks or capital market structures, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the gain or loss on derivative financial instruments not recognized in other comprehensive income, and (v) bank services fees.
To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by card issuers to banks, (ii) selling receivables owed to us by card issuers to FIDCs and special purposes vehicles (“SPVs”), (iii) raising debt, either through capital markets or banking facilities and (iv) with our own capital. For further information regarding these FIDCs, see note 6.7 to our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Note on the impact of different funding sources in our operating and financing cash flows.”
All of our bank borrowings and senior and/or mezzanine quota holder obligations in FIDCs as of December 31, 2023, 2022 and 2021 were denominated in Brazilian reais, except for the issuance of our inaugural bonds in June 2021.
Mark-to-market on equity securities designated at FVPL
Mark-to-market on equity securities designated at fair value through profit or loss (“FVPL”) relates to mark-to-market gains or losses from our investment in Banco Inter, which was accounted for at fair value through profit and loss. In the first quarter of 2023, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment.
Other operating expenses, net
Other operating expenses, net consist mainly of share-based payments, contingencies, write off and sale of POSs, divestment of assets donations and miscellaneous income and/or expenses items. For further information around share-based payments, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP).” and note 20 from our Consolidated Financial Statements.
Loss on investment in associates
Loss on investment in associates consists mainly of results from operations from other entities that are not consolidated into our financial statements.
Income tax and social contributions
Current income tax and social contribution tax on net profits
We are domiciled in Cayman and there is no income tax in that jurisdiction. Despite that, some operations abroad can be subject to a withholding income tax at the main rate of 15%.

The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income on the taxable income of each Brazilian legal entity (not on a consolidated basis).
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
Our deferred tax income (expenses) are mainly generated by our net tax operating loss (gain) and by expenses with tax credits offset or to be offset. See note 9 to our audit consolidated financial statements.
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law 11,196 (Lei do Bem), which enable us to reduce the IRPJ base. For the effective tax rate reconciliation, see note 9 of our audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021
The following table sets forth our statement of profit or loss and other comprehensive income data for the years ended December 31, 2023, 2022 and 2021.

		For the Year Ended December 31,
	2023	2022	Variation (R$)	Variation (%)	2021	Variation (R$)	Variation (%)
		R$ millions, except amounts per share

Statement of profit or loss data:
Net revenue from transaction activities and other services	3,309.8	2,617.4	692.4	26.5%	1,626.9	990.6	60.9%
Net revenue from subscription services and equipment rental	1,825.0	1,760.9	64.1	3.6%	1,071.9	689.0	64.3%
Financial income	6,229.3	4,638.0	1,591.3	34.3%	1,877.7	2,760.3	147.0%
Other financial income	691.0	572.6	118.4	20.7%	247.3	325.3	131.5%
Total revenue and income	12,055.0	9,588.9	2,466.1	25.7%	4,823.8	4,765.2	98.8%
Cost of services	(2,982.8)	(2,669.8)	(313.0)	11.7%	(1,713.8)	(955.9)	55.8%
Administrative expenses	(1,188.9)	(1,121.4)	(67.5)	6.0%	(813.3)	(308.0)	37.9%
Selling expenses	(1,698.3)	(1,511.2)	(187.0)	12.4%	(1,012.5)	(498.7)	49.3%
Mark-to-market on equity securities designated at FVPL	30.6	(853.1)	883.6	n.m	(1,264.2)	411.2	(32.5)%
Financial expenses, net	(3,999.5)	(3,514.7)	(484.7)	13.8%	(1,269.1)	(2,245.7)	177.0%
Other income (expenses), net	(241.2)	(302.5)	61.3	(20.3)%	(185.9)	(116.6)	62.7%
Loss on investment in associates	(4.2)	(3.6)	(0.6)	16.4%	(10.4)	6.8	(65.5)%
Profit (loss) before income taxes	1,970.8	(387.3)	2,358.1	n.m.	(1,445.6)	1,058.3	n.m.
Income tax and social contribution	(370.4)	(139.1)	(231.3)	166.3%	68.2	(207.3)	n.m.
Net income (loss) for the year	1,600.4	(526.4)	2,126.8	n.m.	(1,377.3)	851.0	n.m.

Controlling shareholders	1,592.1	(519.4)	2,111.5	n.m.	(1,358.8)	839.4	n.m.
Non-controlling shareholders	8.4	(7.0)	15.3	n.m.	(18.5)	11.6	n.m.
Basic earnings (loss) per share	5.09	(1.67)	6.76	n.m.	(4.40)	(2.73)	(62.0)%
Diluted earnings (loss) per share	4.74	(1.67)	6.40	n.m.	(4.40)	(2.73)	(62.0)%
TPV and Active Clients
The following table sets forth our TPV and active clients for the years ended December 31, 2023, 2022 and 2021:

		For the Year Ended December 31,
	2023	2022	Variation (R$)	Variation (%)	2021	Variation (R$)	Variation (%)

TPV (in R$ billion)	408.3	367.4	41.0	11.2%	275.4	92.0	33.4%
Active clients (in thousands)	3,522.1	2,584.0	938.1	36.3%	1,766.1	817.9	46.3%
As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2023, both in TPV and active clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses), in line with our strategy.

		For the Year Ended December 31,
	2023	2022	Variation (R$)	Variation (%)	2021	Variation (R$)	Variation (%)

Net revenue from transaction activities and other services	3,309.8	2,617.4	692.4	26.5%	1,626.9	990.6	60.9%
Net revenue from subscription services and equipment rental	1,825.0	1,760.9	64.0	3.6%	1,071.9	689.0	64.3%
Financial income	6,229.3	4,638.0	1,591.3	34.3%	1,877.7	2,760.3	147.0%
Other financial income	691.0	572.6	118.4	20.7%	247.3	325.3	131.5%
Total revenue and income	12,055.0	9,588.9	2,466.1	25.7%	4,823.8	4,765.2	98.8%
MD&A for the Year Ended December 31, 2023 compared to the Year Ended December 31, 2022
Total revenue and income
Total revenue and income was R$12,055.0 million for the year ended December 31, 2023, an increase of R$2,466.1 million or 25.7% from R$9,588.9 million for the year ended December 31, 2022. Total revenue and income growth in 2023 was driven by a 29.8% increase in financial services platform revenues, as a result of active client base growth and higher monetization from clients, mainly in our MSMB segment.
Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$3,309.8 million for the year ended December 31, 2023 an increase of R$692.4 million or 26.5% from R$2,617.4 million for the year ended December 31, 2022. This increase was primarily attributable to (i) the 11.2% higher TPV year over year and (ii) revenue streams from other solutions including banking and Pix. According to note 17.3 of our financial statements, membership fees contributed with R$315.9 million to our transaction activities and other services revenue in the period, compared with R$230.6 million in 2022.
Net revenue from subscription services and equipment rental. Net revenue from subscription services and equipment rental was R$1,825.0 million for the year ended December 31, 2023, an increase of R$64.0 million or 3.6% from R$1,760.9 million for the year ended December 31, 2022. This increase was primarily attributable to higher software revenues.
Financial income. Financial income for the year ended December 31, 2023 was R$6,229.3 million, an increase of R$1,591.3 million or 34.3% from R$4,638.0 million for the year ended December 31, 2022, primarily attributable to (i) higher prepaid volumes, and (ii) floating interest from our banking solutions.
Other financial income. Other financial income was R$691.0 million for the year ended December 31, 2023, an increase of R$118.4 million or 20.7% from R$572.6 million from the year ended December 31, 2022, mainly due to (i) higher average cash balance, and (ii) higher average base rate in Brazil in the period.
Cost of services
Cost of services for the year ended December 31, 2023 was R$2,982.8 million, an increase of R$313.0 million, or 11.7%, from R$2,669.8 million for the year ended December 31, 2022. Cost of services as a percentage of total revenue and income was 24.7% for the year ended December 31, 2023, 3.1 percentage points lower than the 27.8% reported in the year ended December 31, 2022. The nominal increase in our cost of services was primarily driven by (i) higher investments in technology and logistics, (ii) higher depreciation and amortization (D&A) costs, as we continue to expand our client base, and (iii) higher provisions from credit losses, which contributed R$62.1 million in 2023. As a percentage of revenues, cost of services decreased due to operating leverage in our business.
Administrative expenses
Administrative expenses for the year ended December 31, 2023 were R$1,188.9 million, an increase of R$67.5 million or 6.0% from R$1,121.4 million for the year ended December 31, 2022. Administrative expenses as a percentage of total revenue and income were 9.9% for the year ended December 31, 2023, 1.8 percentage points lower than the 11.7% reported for the year ended December 31, 2022. The nominal increase in our administrative expenses was primarily driven by (i) higher personnel expenses and (ii) higher amortization of fair value adjustments due to software acquisitions. These effects were partially compensated by (a) lower expenses related to third-party services and (b) lower travel expenses. As a percentage of revenues, administrative expenses decreased due to operating leverage in our business.

Selling expenses
Selling expenses were R$1,698.3 million for the year ended December 31, 2023, an increase of R$187.0 million or 12.4% from R$1,511.2 million for the year ended December 31, 2022, primarily attributable to higher investments in our distribution channels, including increased expenses for partner commissions, partially offset by lower marketing expenses.
Financial expenses, net
Financial expenses, net were R$3,999.5 million for the year ended December 31, 2023, an increase of R$484.7 million from R$3,514.7 million for year ended December 31, 2022. This increase was mainly due to the significant increase in the average CDI Rate year over year, which increases our cost of funding, in addition to a higher prepayment volume. CDI Rate in Brazil increased from an average of 12.45% in 2022 to an average of 13.04% in 2023.
Mark-to-market adjustments on equity securities designated at FVPL
Mark-to-market gains in our investment in Banco Inter totaled R$30.6 million in 2023. In 1Q23, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. This compares to a loss of R$853.1 million in the year ended December 31, 2022.
Other operating expenses, net
Other operating expenses, net were R$241.2 million for the year ended December 31, 2023, a decrease of R$61.3 million or 20.3% from R$302.5 million for the year ended December 31, 2022. This is mainly related to (i) the reversal of earn-out provisions, (ii) benefits from the divestment of assets and (iii) lower POS write off, partially offset by higher share-based compensation expenses due to an increase in the share price in the period.
Profit/ Loss before income taxes
Profit before income taxes was R$1,970.8 million for the year ended December 31, 2023, a variation of R$2,358.1 million compared to a loss before income taxes of R$387.3 million for the year ended December 31, 2022. This is mainly related to (i) the growth in our total revenue and income, and (ii) lower losses from mark-to-market in the investment in Banco Inter. These effects were partially offset by higher financial expenses.
Income tax and social contribution
Income tax and social contribution was an expense of R$370.4 million for the year ended December 31, 2023, compared to R$139.1 million for the year ended December 31, 2022. The main effect was the growth of taxable income in 2023 compared to 2022.
For further information about our income taxes, see note 9 to our audited consolidated financial statements.
Net income (loss) for the year
Net income was R$1,600.4 million for the year ended December 31, 2023 compared to a net loss of R$526.4 million for the year ended December 31, 2022. The main factors that contributed to the improvement in net income are the same ones as for the improvement in profit/loss before income taxes above. See “Presentation of Financial and Other Information—Selected financial data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Adjusted net income
Adjusted net income was R$1,557.5 million for the year ended December 31, 2023, an increase of R$1,147.0 million from R$410.5 million for the year ended December 31, 2022. The higher adjusted net income is mainly explained by the improvement in total revenue and income net of financial expenses of 32.7% year over year, due to the growth of our operations. This effect was partially offset by increases in costs and expenses as we grow our business. Note that from the first quarter of 2023 onwards we no longer adjust share-based compensation expenses in our adjusted results. Also, from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we no longer adjust the financial expenses related to our bond in our adjusted numbers. As such, for this annual report on Form 20-F, we have done both changes retrospectively, as well as for previous MD&As already reported.

MD&A for the Year Ended December 31, 2022 compared to the Year Ended December 31, 2021
TPV and Active Clients
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
Net revenue from transaction activities and other services. Net revenue from transaction activities and other services was R$2,617.4 million for the year ended December 31, 2022 an increase of R$990.6 million or 60.9% from R$1,626.9 million for the year ended December 31, 2021. This increase was primarily attributable to (i) the 33.4% higher TPV year over year, (ii) higher net MDRs as a result of commercial policy adjustment efforts and (iii) revenue streams from other solutions including banking, Pix and our registry business Tag. According to note 17.3 of our financial statements, membership fees contributed with R$230.6 million to our transaction activities and other services revenue in the period, compared with R$132.0 million in 2021.
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
Financial income. Financial income for the year ended December 31, 2022 was R$4,638.0 million, an increase of R$2,760.3 million or 147.0% from R$1,877.7 million for the year ended December 31, 2021, primarily attributable to higher prices due to adjustments in our commercial policy amid changes in CDI which increased from an average of 4.42% in 2021 to an average of 12.38%, (ii) higher prepaid volumes and (iii) floating from our banking solutions.
Other financial income. Other financial income was R$572.6 million for the year ended December 31, 2022, an increase of R$325.3 million or 131.5% from R$247.3 million from the year ended December 31, 2021, mainly due to the higher base rate in Brazil, and partially offset by a lower average cash balance.
Cost of services
Cost of services for the year ended December 31, 2022 was R$2,669.8 million, an increase of R$955.9 million, or 55.8%, from R$1,713.8 million for the year ended December 31, 2021. Cost of services as a percentage of total revenue and income was 27.8% for the year ended December 31, 2022, 7.7 percentage points lower than the 35.5% reported in the year ended December 31, 2021. The nominal increase in our cost of services was primarily driven by (i) the consolidation of Linx into our results as of the third quarter of 2021, (ii) higher investments in technology, customer support and logistics, (iii) higher D&A costs, as we continue to expand our client base and (iv) higher provisions and losses. These effects were partially offset by lower costs with our registry business, compared to previous year. As a percentage of revenues, cost of services decreased due to operating leverage in our business, mainly a result of adjustment in our commercial policy due to the increase in CDI in the period, which affected mainly our financial income.

Administrative expenses
Administrative expenses for the year ended December 31, 2022 were R$1,121.4 million, an increase of R$308.0 million or 37.9% from R$813.3 million for the year ended December 31, 2021. Administrative expenses as a percentage of total revenue and income were 11.7% for the year ended December 31, 2022, 5.2 percentage points lower than the 16.9% reported for the year ended December 31, 2021. The nominal increase in our administrative expenses was primarily driven by (i) the consolidation of Linx into our results as of the third quarter of 2021, (ii) higher personnel expenses, (iii) higher amortization of fair value adjustments due to the Linx acquisition and other software acquisitions, and (iv) higher expenses related to third-party services. These effects were partially compensated by (a) non-recurring expenses recognized at Linx in 2021, related to the Stone and Linx deal and (b) one-off fees paid to advisors relative to the Linx and Banco Inter transactions in 2021, which we did not have in 2022. As a percentage of revenues, Administrative Expenses decreased due to operating leverage in our business.
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
Financial expenses, net
Financial expenses, net were R$3,514.7 million for the year ended December 31, 2022, an increase of R$2,245.7 million from R$1,269.1 million for year ended December 31, 2021. This increase was mainly due to the significant increase in the CDI Rate year over year, which increases our cost of funding, in addition to a higher prepayment volume. CDI Rate in Brazil increased from an average of 4.42% in 2021 to an average of 12.45% in 2022.
Mark-to-market adjustments on equity securities designated at FVPL
Mark-to-market losses on equity securities designated at FVPL were R$853.1 million in the year ended December 31, 2022, a decrease of R$411.2 million from a loss of R$1,264.2 million in the year ended December 31, 2021, related to the Banco Inter Investment. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Transaction with Banco Inter” for additional information on Banco Inter.
Other operating expenses, net
Other operating expenses, net were R$302.5 million for the year ended December 31, 2022, an increase of R$116.6 million or 62.7% from R$185.9 million for the year ended December 31, 2021. This is mainly related to higher share-based compensation expenses from both higher social contribution taxes and new grants.
Profit before income taxes
Loss before income taxes was R$387.3 million for the year ended December 31, 2022, a variation of R$1,058.3 million compared to a loss before income taxes of R$1,445.6 million for the year ended December 31, 2021. This is mainly related to (i) the growth in our total revenue and income which almost double year over year and (ii) lower losses from mark-to-market in the investment in Banco Inter.
Income tax and social contribution
Income tax and social contribution was an expense of R$139.1 million for the year ended December 31, 2022, compared to a gain of R$68.2 million for the year ended December 31, 2021. The main effect was the growth of taxable income in 2022 compared to 2021.
For further information about our income taxes, see note 11 to our audited consolidated financial statements.

Net income (loss) for the year
Net loss was R$526.4 million for the year ended December 31, 2022 compared to a net loss of R$1,377.3 million for the year ended December 31, 2021. The main factors that contributed to the improvement in net income are the same ones as for the improvement in profit/loss before income taxes above. See “Presentation of Financial and Other Information—Selected financial data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Adjusted net income
Adjusted net income was R$410.5 million for the year ended December 31, 2022, an increase of R$370.5 million from R$40.0 million for the year ended December 31, 2021. The higher adjusted net income is mainly explained by the improvement in total revenue and income net of financial expenses of 70.7% year over year as we adjusted our commercial policy throughout the year given the rising interest rate environment which started in second semester of 2021. This effect was partially offset by increases in costs and expenses as we grow our business. Note that from the second quarter of 2022 and following the partial sale of our stake in Banco Inter, we no longer adjust the financial expenses related to our bond in our adjusted numbers. Also, from the first quarter of 2023 onwards, we stopped adjusting for share-based compensation expenses. As such, for this annual report on Form 20-F, we have done this change retrospectively. Considering our previous methodology, which adjusted for shared-based compensation expenses and did not adjust for the financial expenses related to our bond, our Adjusted Net Income was R$525.5 million for 2022 and R$84.7 million for 2021. For further details regarding adjustments to net income, please refer to “Presentation of Financial Information— Selected Financial Data”.
B.    Liquidity and capital resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements.
Liquidity
Our sources of liquidity have primarily been derived from our (i) sale of our receivables from card issuers to commercial banks, (ii) sale of receivables to SPVs and FIDCs, (iii) bank borrowings and (iv) capital contributions and cash flows from operations. Our primary capital needs related to funding include: (i) funding our working capital and credit solutions to clients; (ii) purchase of POS equipment; (iii) investment in product development; and (iv) selective acquisitions. We believe our current working capital is sufficient for our present requirements.
The following table is a summary of the generation and use of cash in the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021
	R$ millions

Liquidity and Capital Resources:
Net cash provided by operating activities	1,647.7	1,683.7	3,606.9
Net cash used in investing activities	(845.4)	(1,871.1)	(2,977.2)
Net cash (used in) provided by financing activities	(148.8)	(2,810.1)	1,419.4
Effect of foreign exchange on cash and cash equivalents	10.3	14.5	(0.5)

Change in cash and cash equivalents	663.8	(2,983.0)	2,048.6
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5 to our audited consolidated financial statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$3,481.5 million as of December 31, 2023, R$3,453.8 million as of December 31, 2022 and R$1,993.0 million as of December 31, 2021. For more information, see note 6 to our audited consolidated financial statements.

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
Cash Flows
Our net cash provided by (used in) operating activities has consisted of net income (loss) for the period adjusted for certain non-cash items including depreciation and amortization, share-based payments expense, accrued interest, monetary and exchange variations, net, loss on sale of subsidiaries, allowance for expected credit losses, mark-to-market effect from our investment in Banco Inter, among other non-cash items, as well as changes in our operating assets and liabilities and the cash amounts of income taxes and social contributions that we pay and net interest income that we receive during the period.
Our net cash used in investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.
Our net cash provided by (used in) financing activities has consisted of proceeds from capital contributions, amounts we raised from senior and mezzanine FIDC quota holders, the net amount of proceeds from borrowings and amortization of debt and lease liabilities, repurchases of our own shares and acquisitions and other events with non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Indebtedness and FIDC Quota Holder Obligations”.
Note on the impact of different funding sources for prepayment on our cash flow statement
A natural consequence of TPV growth is the corresponding increase in both accounts receivable from Card Issuers and accounts payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operation, we predominantly use one of the following sources of funding (i) the sale of our receivables from card issuers on a non recourse basis to third-parties, including banks, financial institutions or other vehicles not controlled by us, (ii) the issuance of senior and/or mezzanine quotas by FIDCs that we control and therefore consolidate, (iii) the issuance of debentures and other kind of financial obligations such as loans or (iv) by deploying our own capital from capital contributions or cash flows from operations. These funding options lead to different effects on our balance sheet and statement of cash flows:
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
(iii)    Issuance of debentures or other kind of financial obligations such as loans: when we issue a debenture or take a private loan, the effect on our balance sheet and statement of cash flows is similar to the issuance of FIDCs.
(iv)    Deployment of our own capital: when we use our own capital to fund prepayment operations, we do not sell our receivables from card issuers and they remain on our balance sheet. However, our accounts payable to Clients are derecognized, and therefore these transactions cause a negative impact on our cash flow from operations.

Net cash provided by (used in) operating activities
For the year ended December 31, 2023, net cash provided by operating activities was R$1,647.7 million, primarily as a result of:
•Net income of R$1,600.4 million combined with non-cash expenses consisting primarily of R$878.2 million from depreciation and amortization, share-based payments expenses of R$251.2 million and allowance for expected credit losses of R$160.2 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2023 was R$1,327.6 million, resulting in R$2,928.0 million net income adjusted by non-cash items.
•Net cash from changes in working capital, totaled an outflow of R$1,280.3 million, and is composed of (i) R$308.7 million inflow from recoverable taxes and taxes payable, (ii) R$205.1 million inflow from trade accounts receivable, banking solutions and other assets, (iii) R$20.3 million inflow from receivables from related parties, (iv) R$19.3 million inflow from labor and social security liabilities, (v) R$79.9 million outflow from trade accounts payable and other liabilities, (vi) R$312.8 million outflow from loans operations portfolio, (vii) R$582.8 million outflow from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (viii) R$865.5 million outflow from payment of interest and income taxes and (ix) R$7.3 million inflow from other working capital changes.
For the year ended December 31, 2022, net cash provided by operating activities was R$1,683.7 million, primarily as a result of:
•Net loss of R$526.4 million combined with non-cash expenses consisting primarily of fair value adjustments in financial instruments of R$1,179.5 million, and depreciation and amortization of R$800.3 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2022 was R$1,908.5 million, resulting in R$1,358.1 million net income adjusted by non-cash items.
•Net cash from changes in working capital, totaled an inflow of R$301.6 million, and is composed of (i) R$496.6 million net inflows from our credit business, (ii) R$399.7 million from recoverable taxes and taxes payable, (iii) R$348.3 million from prepaid expenses and labor and social security liabilities, (iv) R$210.9 million from trade accounts receivable, banking solutions and other assets apart from credit, (v) R$323.6 million from trade accounts payable, (vi) an outflow of R$835.1 million from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (vii) payment of R$621.5 million of interest and income taxes and (viii) R$3.1 million from other working capital changes.
Net cash provided by (used in) investing activities
Net cash used in investing activities in the year ended December 31, 2023 was R$845.4 million, compared to R$1,871.1 million of net cash used in investing activities for the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2023 is explained by (i) R$1,210.3 million outflow of capital expenditures (being purchases of property, equipment and intangible assets) and (ii) R$37.8 million outflow from acquisition of interest in associates. These effects were partially offset by (a) R$181.6 million inflow from acquisition of short-term investments, and (b) R$220.5 million inflow from disposal of equity securities related to the sale of our remaining stake in Banco Inter.
Net cash used in investing activities in the year ended December 31, 2022 was R$1,871.1 million, compared to R$2,997.2 million of net cash used in investing activities for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2022 is explained by (i) R$1,222.4 million from acquisition of short-term investments, R$723.2 million of capital expenditures and (ii) R$116.7 million from acquisition of subsidiaries and interest in associates. These effects were partially offset by (a) R$183.5 million from disposal of equity securities related to the partial sale of our stake in Banco Inter and (b) R$7.7 million from other effects.
Net cash provided by (used in) financing activities
Net cash used in financing activities in the year ended December 31, 2023 was R$148.8 million, compared to net cash used in financing activities of R$2,810.1 million for the year ended December 31, 2022. Net cash used in financing activities in the year ended December 31, 2023 was mainly driven by (i) R$151.4 million outflow from payment of borrowings, net of proceeds, which includes amortization of CCBs (Bank Credit Notes) and the total amortization of FIDC AR III . See “Item 5. Operation and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and FIDC Quota Holder Obligations.”, and (ii) R$292.7 million outflow from repurchase of our own shares. Other effects contributed with a R$7.4 million negative effect.

Net cash used in financing activities in the year ended December 31, 2022 was R$2,810.1 million, compared to net cash provided by financing activities of R$1,419.4 million for the year ended December 31, 2021. Net cash used in financing activities in the year ended December 31, 2022 was mainly driven by R$2,859.6 million in payment of borrowings, net of proceeds, which includes amortization of CCBs (Bank Credit Notes), the partial amortization of FIDC AR III and the full amortization of our debenture. See “Item 5. Operation and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and FIDC Quota Holder Obligations.” This was slightly offset by R$53.4 million in sale of our own shares. Other effects contributed with a R$3.9 million negative effect.
Indebtedness and FIDC Quota Holder Obligations
As of December 31, 2023, we had outstanding debt and FIDC quota holder obligations in the aggregate amount of R$5,519.2 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2023 and 2022:

	Average annual interest rate %	Maturity	Current portion	Non-current portion	As of December 31, 2023 Amount (R$ million)	As of December 31, 2022 Amount (R$ million)

Obligations to FIDC TAPSO quota holders(i)	CDI Rate* + 1.85%	Jul/24	53.1	—	53.1	22.5
Obligations to FIDC AR III quota holders	CDI Rate* + 1.50%	Aug/23	—	—	—	952.8
Obligations to FIDC ACR FAST quota holders (ii)	CDI Rate* + 1.12%	Not applicable	452.1	—	452.1	—
Obligations to FIDC quota holders			505.2	—	505.2	975.2
Leases(iii)	105.1% to 151.8% of CDI Rate*	Jan/23 to Jun/29	30.2	143.5	173.7	200.1
Bonds(iv)	3.95% USD	Jun/28	2.9	2,399.8	2,402.7	2,587.9
Bank borrowings(v)	CDI + 1.30% to CDI+ 1.94% p.a.	Up to six months	1,321.3	—	1,321.3	1,787.9
Receivables backed securities(vi)	CDI + 2.28% p.a.	Sep/26	3.3	98.7	102.0	—
Debentures(vii)	CDI + 1.95% p.a.	Oct/26	17.0	997.3	1,014.2	—
Borrowings and financing			1,374.8	3,639.2	5,013.9	4,575.9
Total Debt			1,880.0	3,639.2	5,519.1	5,551.1

*	CDI Rate” (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil, the average rate of December 31, 2023 was 13.04% (2022 – 12.38%)
(i)
In March 2021, we negotiated an amendment of the contract to postpone the payment date of the principal to March 2022.
 In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of TAPSO Senior Quotas.

(ii)
The first series of FIDC AR III senior quotas maturing after 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. Upon its maturity on August 2023 the fund was liquidated.

(iii)
We have lease contracts for various items of offices, vehicles and software in our operations. Our lease obligation are secured by the lessor’s title to the leased assets. Generally, we are restricted from assigning and subleasing the leased assets.

(iv)
In June 2021, we issued our inaugural dollar bonds, raising US$500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$2,510.4 million (R$2,477.4 million net of the offering transaction costs, which will be amortized over the course of the debt). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” The Group has entered into a hedge to protect its currency risk (Refer to note 6.9.1 from our financial statements).

(v)
The Group issued bilateral unsecured term loans, with multiple counterparties and maturities up to six months. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.

(vi)
On September 6, 2023, a Certificate of Real Estate Receivables (“CRI”) was issued by Opea Securitizadora S.A., raising R$100,000 in a three year note bearing interest at CDI + 1.30% p.a.. The CRI security is backed by commercial notes issued by Stone Pagamentos as well as STNE ParticipaçõesS.A. This is the first funding structure of the Company to access retail and with institutional investors.

(vii)
On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$1,000,000 with a three year maturity at CDI + 1.75%p.a. The debentures are guaranteed by both Stone Instituição de Pagamento and by the Company being the first corporate issuance by the Group in the Brazilian capital markets.

On December 18, 2023 we announced that we entered into a US$467.5 million revolving securitization facility with the United States International Development Finance Corporation, or “DFC”, to assist us in our offering of receivables prepayment to MSMBs as well as optimize our cash flow and financial flexibility. The facility has a term of seven years, maturing on January, 31 2031. StoneCo holds 6.5% of subordinated quotas from FIDC ACR I, which is the Brazilian facility related to this transaction.
Bilateral loan facilities
In addition to own capital and receivable rights securitization, we fund our capital needs through bilateral loan facilities. As of December 31, 2023, we had R$1,321.3 million (compared with R$1,787.8 million as of December 31, 2022) outstanding under such loan agreements.
Issuance of Inaugural Bonds
On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes, issued in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. The principal amount of the bonds is payable on June 16, 2028 (the maturity date). The bonds accrue interest at 3.95%, payable semi-annually in arrears on June 16 and December 16, commencing on December 16, 2021. Between June and August, 2021, we entered into a hedge to mitigate our currency risk. For further information, see note 6.9.1 to our financial statements included elsewhere in this annual report.
Capital Expenditures
Capital expenditures comprise purchases of intangible assets and property and equipment.
In the year ended December 31, 2023, we made capital expenditures of R$1,210.3 million. Of these, R$736.2 million was spent on the purchase of property and equipment, comprised primarily of expenditures related to the purchase of equipment, mainly POS and other equipment to lease to our client base. In addition, R$474.1 million was spent in relation to the purchase and development of intangible assets, primarily related to software licenses and compensation expenses of software developers that we capitalize.
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
We estimate that our capital expenditures for 2024 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.
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

Contractual obligations
Our contractual obligations at December 31, 2023 were as follows:

	Payments Due By Period(1)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Borrowings and financing	1,372	1,345	5,049	—
Obligations to FIDC quota holders	505	—	—	—
Total	1,877	1,345	5,049	—

(1)	Amounts refer to contractual undiscounted cash flows.
Our contractual obligations at December 31, 2022 were as follows:

	Payments Due By Period(1)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Borrowings and financing	2,255	431	1,232	2,730
Obligations to FIDC quota holders	1,029	—	—	—
Total	3,284	431	1,232	2,730

(1)	Amounts refer to contractual undiscounted cash flows.
C.    Research and development, patents, and licenses, etc.
Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless omnichannel commerce client experiences in a more secure, all-in-one environment, that is developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs and franchisees, and optimize our client support functions—all in a fully digital, fully integrated, and holistic manner.
D.    Trend information
The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors”.
E.    Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in each of the notes within our audited consolidated financial statements, except general accounting policies not related to subjects treated in specific notes, which are described in note 3. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Consolidation of structured entities
We consider the investments to be structured entities as defined by IFRS 12 – Disclosure of Interests in Other Entities. Our participation in each of them is stated as follows:

Outstanding quotas as of December 31, 2023

Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas
SOMA I Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas
StoneCo exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas
ACR III Fundo de Investimento em Direitos Creditórios ("FIDC ACR III")	100% of subordinated quotas representing total quotas
ACR V Fundo de Investimento em Direitos Creditórios ("FIDC ACR V")	100% of subordinated quotas representing total quotas
ACR VI Fundo de Investimento em Direitos Creditórios ("FIDC ACR VI")	100% of subordinated quotas representing total quotas
ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas
The bylaws of these structured entities were established by us at their inception, and grant us significant decision-making authority over these entities. The Company can raise FIDCs to raise capital or to provide credit or working capital solutions to our clients. As sole holders of the subordinated quotas, we are entitled to the full residual value of the entities, if any, and thus we have the rights to their variable returns. In 2023, the structured entities FIDC AR III and Retail Renda Fixa Crédito Privado Fundo de Investimento were closed.
In accordance with IFRS 10, we concluded that we control all structured entities listed above, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. For further information, see note 6.8 to our audited consolidated financial statements.
Financial Assets
We measure the loss allowance for expected credit losses of financial assets are as follows:
•Loans operation: We calculate an expected credit loss allowance in three stages, (i) Stage 1 corresponds to loans that do not present significant increase in credit risk since origination, (ii) Stage 2 corresponds to loans that presented significant increase in credit risk subsequent to origination, and (iii) Stage 3 corresponds to impaired loans. We regularly seek forward looking perspectives for future market developments including macroeconomic scenarios as well as their portfolio risk profile. We may adjust the Expected Credit Losses (“ECL”) resulting from the model in order to better reflect this forward looking perspective.
•Accounts receivable from card issuers: We estimate ECLs based on available external (including ratings from major agencies) and internal information. We also monitor credit risk of issuers.
•Trade accounts receivable: We estimate ECLs based on provision rates that are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating). We calibrate to adjust the historical credit loss experience with forward-looking information every year.
The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future.
For further information see note 6.2. to our consolidated financial statements.

We estimate the fair value of financial instruments as follows:
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the Discounted Cash Flows (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.
For further information, including sensitivity analysis see note 6.13. to our consolidated financial statements.
Revenue recognition
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
Property and equipment and intangible assets useful lives
Property and equipment assets include the preparation of estimates to determine the useful life for depreciation purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate.The estimated useful lives for the Property and equipment are as follows:

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
As of December 31, 2023, 2022 and 2021, we do not hold indefinite life intangibles assets, except for goodwill and some of trademark and patents.

We test whether goodwill suffered any impairment on an annual basis at October 31 and, when circumstances indicate that the value may be impaired, at our single Cash Generating Unit (“CGU”). The recoverable amount of our CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.
We performed our annual impairment test as of October 31, 2023, November 30, 2022 and December 31, 2021, which did not result in the need to recognize impairment losses on the carrying value of goodwill. For further information, including sensitivity analysis see note 11.4. to our consolidated financial statements.
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
Share-based payments
We have equity-settled share-based payment plans, under which management grants shares to employees and non-employees depending on our strategy. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date. We use certain methodologies to estimate fair value, which include the following:
•estimation of fair value based on equity transactions with third-parties close to the grant date; and
•other valuation techniques including option pricing models such as Black-Scholes.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of our shares and expected dividend yield.
Provision for contingencies
We evaluate provisions for the judicial and administrative proceedings based on (i) the nature, complexity, and history of the lawsuits, and (ii) the opinion of internal and external legal counsels, to determine when the risk of loss is considered probable and the amounts can be reliably measured, based on the best available information. Provisions are recorded when the risk of loss is assessed as probable and they are fully or partially reversed when the obligations cease to exist or are reduced.
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
Each director shall be appointed for a term ending at the next annual general meeting following such appointment, unless they resign or their office is vacated earlier pursuant to the Articles of Association, provided, however, that such term shall be extended in the event that no successor is appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the Board of Directors hold office as interim directors until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.
In 2023 and 2024, we made certain changes to the composition of our Board of Directors. See “Presentation of Financial and Other Information—Corporate Events—Board Changes” for more detailed information.
The following table presents the names of the current members of our Board of Directors:

Name	Age	Position

Mauricio Luis Luchetti(1)(2)(*)	65	Director and Chairman
Gilberto Caldart(4)(*)	65	Director and Vice-Chairman
Diego Fresco Gutierrez(2)(3)(*)	54	Director
José Alexandre Scheinkman(4)(*)	76	Director
Luciana Ibiapina Lira Aguiar(2)(4)(*)	50	Director
Silvio José Morais(1)(3)(*)	61	Director
Thiago dos Santos Piau(1)(3)	34	Director

(1)	Member of our People and Compensation Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Finance Committee.
(4)	Member of our Risk Committee.
(*)	Independent member.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
Mauricio Luis Luchetti is a member of our Board of Directors, a position he has held since 2022 and is the Chairman of our Board since the April 2024. Mauricio is an independent member of the YDUQS board of directors, where he coordinates the People and Governance Committee, and a member of the Monitoring and Performance Committee. He is also an independent member of the board of directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the board of directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the boards of directors of other publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A., where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A., where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and is a post-graduate in Finance and Human Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Gilberto Caldart is a former Vice-Chairman, Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at such company. In the latter position, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region. Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation. Mr. Caldart is a graduate of the Harvard Business School Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil. Gilberto is the Vice-Chairman of our Board since April 2024.
Diego Fresco Gutierrez is a member of our board, a position he held since July 2021. He is currently a board member of Itaú Colombia, Itaú Chile and Teya Holdings Ltd; in those entities he also serves in their respective Audit Committees as well as other Board committees. He also chairs the Audit Committee of Votorantim Cimentos S.A. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.
José Alexandre Scheinkman is the Charles and Lynn Zhang Professor of Economics at Columbia, Theodore Wells ‘29 Professor of Economics (emeritus) at Princeton, and Research Associate at NBER. Previously, Scheinkman was Alvin H. Baum Distinguished Service Professor and Chair of the Department of Economics at the University of Chicago, Blaise Pascal Research Professor (France), Visiting Professor at Collège de France, and Vice-President in the Financial Strategies Group of Goldman, Sachs. Scheinkman is a Member of the National Academy of Sciences, Fellow of the American Academy of Arts and Sciences, Fellow of the American Finance Association, and recipient of a John Simon Guggenheim Memorial Fellowship and of a “doctorat honoris causa” from the Université Paris-Dauphine. In 2014, he was awarded the CME Group-MSRI Prize in Innovative Quantitative Applications. Scheinkman’s most current research is on the economics of forest preservation in the Brazilian Amazon. He was born in Rio de Janeiro and participates actively on debates concerning economic and social policy in Brazil. He is a member of the board of directors of Cosan S.A., a Brazilian company engaged in the production and distribution of sugar, ethanol, energy and logistic services, and the board of directors of TAG, a provider of infrastructure for Brazilian financial markets.
Luciana Ibiapina Lira Aguiar is a member of our Board of Directors, a position she has held since 2020, Ms. Aguiar is also the founder partner of Alma Law (law firm) and since March 2023 she is an Independent Member of the Audit Committee of Volkswagen Financial Services. Previously, Ms. Aguiar was the Managing Partner of Vocater Advogados (law firm in Brazil) and a tax partner in this firm for seven years. Ms. Aguiar was previously a member of the Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, and regulation of publicly held companies. Ms. Aguiar holds bachelor degrees in Law, Economic Sciences and Accounting Sciences and a Master in tax law degree from Fundação Getulio Vargas. Between 2015 and 2020, she was a Professor at Lato Sensu Graduate Program at FGV Direito SP.
Silvio José Morais is currently a member of our Board of Directors. He was also an Interim Chief Financial Officer between September 2022 and May 2023. Prior to joining StoneCo, he served as Controller at Ambev SA from 1998 to 2019, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also other job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and since March 2019 as its board member. Mr. Morais is a board member (since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at Falconi Participações S.A. that controls Falconi Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.

Thiago dos Santos Piau is a member of our Board of Directors, a position he has held since February 2023. Between 2017 and 2023, Mr. Piau was our Chief Executive Officer. Prior to 2017, he was our Chief Operations Officer and prior to 2016, he was our Chief Financial Officer. He is a partner at ACP Investment Ltd. – Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions of portfolio companies. In 2011, he founded Paggtaxi, a company that facilitated the payment of taxi rides through a mobile app and credit card machines, where he served as a partner until 2013. Mr. Piau conducted studies in mechanical engineering at Universidade Federal do Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.
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
Executive Officers
Our executive officers are responsible for our management and representation. We have a strong centralized management team led by Pedro Zinner, our CEO, with broad experience in finance, treasury, capital allocation, information technology, strategy, operations, sales, communications and training. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term. Certain of our new executive officers were also appointed as officers of some of our subsidiaries.
The following table lists our current executive officers:

Name	Age	Position

André Monteiro D’Almeida Monteiro	52	Chief Risk Officer
Diego Ventura Salgado	40	Chief Treasury Officer
Fabio Vieira Kapitanovas	46	Chief People & Operating Officer
João Lourenço Vivan Bernartt	44	Chief Product & Innovation Officer
Lia Machado de Matos	47	Chief Strategy Officer and Chief Marketing Officer
Marcus Felipe Montenegro Carvalho da Fontoura	51	Chief Technology Officer
Maria Carolina Sanchez da Costa	50	Chief Impact & Sustainability Officer
Mateus Costa Biselli	33	Chief Client Officer of Small and Medium Merchant Business
Mateus Scherer Schwening	28	Chief Financial Officer and Investor Relations Officer
Pedro Zinner	50	Chief Executive Officer
Sandro de Oliveira Bassili	53	Chief Operating Officer of Software
Tatiana Malamud	54	Chief Legal & Compliance Officer
Victor Vieira Lino	29	Chief Client Officer of Micro Merchants Business
Vinícius do Nascimento Carrasco	47	Chief Economist & Regulatory Affairs Officer
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers are Av. Doutora Ruth Cardoso, No. 7221, 20th floor, São Paulo—SP, 05425-902, Brazil and in Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil.

André Monteiro D’Almeida Monteiro is our Chief Risk Officer since November 2022. Prior to joining us he was XP Inc.’s CRO for financial risks between May 2021 and August 2022. From September 2013 to March 2021, he has served as CRO at B3, the Brazilian Exchange and OTC. He was a partner with Gávea Investments from 2004 to 2013, being CRO and quantitative portfolio manager. Previously, he was Chief Economist for the buy-side at Icatu Bank (1998-2002), artificial intelligence analyst at IBM Brazil’s Business Intelligence Unit (1997) and macroeconomic analyst at Galanto Consulting (1996). From 2018 to 2020, he served as an independent member of the Brazilian Development Bank (BNDES) board of directors Risk Committee. Mr. Monteiro has the following academic degrees: post-doc in Finance from The Bendheim Center for Finance at Princeton University (2003), Ph.D. in Decision Support Methods (2002) and M.Sc. in Finance and Investment Analysis (1997) from Catholic University of Rio de Janeiro and BA in Chemical Engineering from University of São Paulo (1995).
Diego Ventura Salgado is our Chief Treasury Officer and executive of companies in our group since May 2021. Mr. Salgado is a former Executive Director in the Latam Debt Capital Markets team at JP Morgan, where he worked for nine years, having worked before in correlated areas at Santander and Monsanto. During his career he has specialized in fixed income and capital structure matters, being responsible for the origination, structuring and selling of multiple transactions varying from plain vanilla investment grade to high yield debt offerings, syndicated loans, securitizations, acquisition financing, hybrid instruments, debt re-structuring and ratings processes for various companies in different sectors both in Brazil and globally. Diego holds both a bachelor’s and master’s degree in Economics from Ibmec and Insper, respectively.
Fabio Vieira Kapitanovas is our Chief People & Operating Officer. Before joining us in November 2023, Mr. Kapitanovas was the Global Vice President at KraftHeinz, where he led both Global Business Services and the Global Center of Excellence in Amsterdam from 2020 until 2023. Prior to KraftHeinz, Mr. Kapitanovas worked at AB-Inbev as the Global Vice President of Management Systems from 2018 until 2020, after 19 years in Ambev, where he joined as Global Management Trainee back in 2010 and held several different roles from logistics, operations to business services and served as People and Management Vice President from 2014 to 2018. Mr. Kapitanovas has a bachelor’s degree in Mechanical Engineering from Escola Politécnica - Universidade de São Paulo and a series of Executive Leadership programs in the universities of Insead, (2008), Wharton (2008), MIT (2012) and Michigan (2015).
João Lourenço Vivan Bernartt is our Chief Product and Innovation Officer since October 2023 and executive of companies in our group since March 2022. Mr. Bernartt is partner and investor of Yalo Inc., the first Meta's BSP in the world, a pioneer company in conversational commerce for B2B industry. Also, Mr. Bernartt was the Country Launcher of the Yalo's operation in Brazil during 2021. Mr. Bernartt is an investor and advisor to several technology-based startups, mainly focused on e-commerce, social-commerce, cross-border retail, security, logistics, AI, and others. He is a former board member and advisor of several retail and technology companies in Brazil and is the founder and former CEO of Chaordic Systems S.A. (“Chaordic”), a company focused on information retrieval solutions for e-commerce industry - as recommender systems and search engines - that was acquired by Linx in 2015. From 2016 to 2018, Mr. Bernartt was the Head of Omnichannel solutions at Linx. Mr. Bernartt holds a bachelor's degree in Engineering of Control and Automation and a master’s degree in Artificial Intelligence, Data Mining and Machine Learning from Federal University of Santa Catarina.
Lia Machado de Matos is our Chief Strategy Officer and Chief Marketing Officer, positions she has held since 2016 and 2023, respectively. She is responsible for designing our strategy and leading the implementation of key strategic initiatives. Since 2021, she serves as a board member to Ambev S.A. Prior to joining StoneCo, she served as a Family Office Director for Varbra S.A. between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.

Marcus Felipe Montenegro Carvalho da Fontoura is our Chief Technology Officer, a position he has held since June 2022. Prior to joining StoneCo, Dr. Fontoura was a Technical Fellow and Corporate Vice President at Microsoft, where he worked as the chief architect for Azure compute and lead the Azure efficiency team. In his previous roles at Microsoft, he worked on the production infrastructure for Bing. Prior to Microsoft, he was a Staff Research Scientist at Google (2011-2013) where he worked in the Search Infrastructure team. Before joining Google, Dr. Fontoura was a Principal Research Scientist at Yahoo! Research (2005-2010) working on several projects in the area of computational advertising. Dr. Fontoura worked as a Research Staff Member at the IBM Almaden Research Center (2000-2005) where he was awarded with an IBM Outstanding Technical Achievement Award, with the notation for development of a new generation of IBM search technology and its deployment on w3.ibm.com. Dr. Fontoura finished his Ph.D. studies in 1999, at the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), in a joint program with the Computer Systems Group, University of Waterloo, Canada. After finishing his Ph.D. Dr. Fontoura was a post-doctoral researcher in the Computer Science Department at Princeton University for one year (1999-2000).
Maria Carolina Sanchez da Costa is our Chief Impact & Sustainability Officer. Mrs. Da Costa joined us in October 2023 and has over 22 years of experience in impactful and problem solving projects across education, healthcare, and asset management. Dr. Da Costa was Chief of Innovation, Research, and Education at German Hospital Oswaldo Cruz, where she led a significant restructuring from 2022-23 after being an independent board member of the same institution. In the asset management sector, she was originator, fundraiser and advisor to the regenerative agriculture credit funds based on blended finance at Mauá Capital (now Jive Mauá). She was one of the only two selected climate-finance solutions in Brazil for the Climate Policy Initiative Lab 2021 and the recipient of ANEFAC’s 2021 “Innovation in Sustainability” award. In education, she served as VP of all Undergraduate Programs at Insper and led the Entrepreneurship Center and the implementation of the new Engineering Program as well as Paulo Cunha Innovation Hub to support companies’ innovation projects. Dr. Da Costa is also a board member of Grupo Boticário’s ESG Committee and LATAM board member at Solidaridad Network (Dutch global organization which focuses on sustainable agribusiness), lecturer of critical thinking and ESG investing at Insper, and holds a Ph.D in Education & Cognition from Rutgers University, a B.A. in Public Administration (EAESP-FGV) and a Master’s degree in Business and Operations (EAESP-FGV and University of Texas).
Mateus Costa Biselli is our Chief Client Officer of Small and Medium Merchant Business since October 2023. Mr. Biselli joined us in 2013 and has held leadership positions in the Sales, People, Operations and SMB Client segment. He was instrumental in developing Stone’s distribution channels and operations model from inception, including the implementation and scaling of the Hub Strategy. He graduated in Naval Engineering from the Polytechnic School of the University of São Paulo (USP) and participated in the General Management Program 32 at Harvard Business School in 2022.
Mateus Scherer Schwening is our Chief Financial Officer and Investor Relations Officer, positions he has held since June 2023 and July 2023. Mr. Schwening has been a partner at StoneCo since 2015. At StoneCo, he has been responsible for Treasury, Capital Allocation and Strategic Projects in connection with new investments, mergers and acquisitions, capital raises, compensation, among others. Prior to joining the company, he served as an equity analyst for Nucleo Capital, from 2013 to 2015. Mr. Scherer completed a Bachelor of Science (BS) in Economics at Insper.
Pedro Zinner was appointed our Chief Executive Officer on March 31, 2023. Prior to that, from 2017 to 2022, Mr. Zinner was the Chief Executive Officer of Eneva S.A. (“Eneva”), one of the leading power-generation companies in Brazil and, from March 2022 to December 2022, Pedro was a Board member of StoneCo. Pedro holds more than 25 years of experience in strategy, risk management and finance and has lead Eneva through its transformation journey during five years to position the company as a leading integrated energy corporation in Brazil. Zinner joined Eneva in 2016 as Chief Financial Officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Sandro de Oliveira Bassili is our Chief Operating Officer of Software since October 2023 and executive of companies in our group since October 2021. Mr. Bassili is the former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário. He spent 27 years with Anheuser-Busch Inbev in different positions. After 19 years of experience in Sales and Marketing, Mr. Bassili had the opportunity to work as VP of People of Latin America North at ABInbev from 2011 to 2014, based in São Paulo. From 2015 to 2018, based in New York, he led the People organization for North America at ABInbev. In June 2020, Mr. Bassili joined Grupo Boticário, one of the biggest beauty companies in Brazil, leading the People, Corporate Affairs, Legal and Transformation Office departments until October 2021. Mr. Bassili holds a Business Administration and Economics degree from Pontifícia Universidade Católica de Goiás (PUC-GO).
Tatiana Malamud is our Chief Legal and Compliance Officer since August 2022. Ms. Malamud has 30 years of experience as in-house counsel and head of legal departments of financial institutions, as well as a practicing lawyer in the banking and capital market areas. She worked at Banco Bozano Simonsen, Banco Santander, Banco Safra and Banco Original, and she was a partner at Barbosa Müssnich Aragão Advogados, and founding partner at Malamud Altit Advogados, where she worked before joining the company. Ms. Malamud has a bachelor’s degree in law from University of State of Rio de Janeiro – UERJ, and an LLM from Columbia Law School.
Victor Vieira Lino is our Chief Client Officer of Micro Merchants Business since October 2023. Mr. Lino joined us in 2017 when he joined our logistics team, overseeing planning and supply chain optimization (POS CAPEX). Subsequently, he played a pivotal role in the inception of Ton, focusing on research and development of products tailored to customer demands. While he initially took on the role of Risk Manager, he quickly transitioned to overseeing Ton’s distribution model following its launch. In 2022, Lino was appointed as the Head of Sales for the micro-merchant segment. He graduated in Production Engineering from Federal University of Rio de Janeiro (UFRJ).
Vinícius do Nascimento Carrasco is our Chief Economist & Regulatory Affairs Officer, a position he has held since 2018. Prior to joining StoneCo, he was the Planning and Research Executive Officer at the BNDES, having conducted, along with the Central Bank and the Ministry of Finance, the credit reform that led to the creation of the Long Term Interest Rate (TLP). He also regularly acted as a consultant on matters of economics and econometrics, and has provided consulting services for the CVM in connection with the qualitative and econometric evaluation of the auditor rotation policy, for a credit guarantee fund in connection with the role of institutional investors as bank overseers in the reduction of systemic risk, among others. He has published several papers in his field of expertise and has also acted as a contributor for the American Economic Review, Econometrica, Review of Economic Studies, Journal of Economic Theory, Journal of Economic Behavior and Organizations, and Review of Brazilian Econometrics. Mr. Carrasco received a bachelor’s degree in economics from the Universidade Federal do Rio Grande do Sul in 1997, a master’s degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in 2000 and a PhD in economics from Stanford University in 2005. He has been a fellow at the economics department of Stanford University, the economics department at Pontifícia Universidade Católica do Rio de Janeiro, the John M. Olin Program in Law and Economics at Stanford Law School and the Stanford Institute for Economic Policy Research. He was an elected affiliated member of the Brazilian Academy of Sciences between 2012 and 2017 and is an Economics Professor at PUC-Rio.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2023, the aggregate compensation expense for the members of the Board of Directors and StoneCo’s executive officers for services in all capacities was R$151.1 million, which includes both benefits paid in kind and variable compensation.
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
Long-Term Incentive Plans (LTIP)
Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the StoneCo Long-Term Incentive Plan (LTIP) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares. The LTIP is administered by the compensation committee of our Board of Directors or another committee as may be designated by the Board of Directors.
In 2018, certain of the key employees of our subsidiaries held phantom shares, or the Phantom Shares, that entitled participants to receive a cash payment in connection with a qualifying “settlement event” based on a change in control, which payment was determined based on the positive difference between the share price of StoneCo Brasil on the date of the settlement event and the share price of StoneCo Brasil on the grant date.
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
In May 2021, the Board approved an additional share pool under the LTIP of 4,070,000. We granted Performance Share Unit (PSUs) to certain key employees under the LTIP to incentivize and reward such individuals, which vest based on the achievement of a specified Total Shareholder Return (TSR). These awards were scheduled to vest over a five-year period.
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
Until December 31, 2022, share-based compensation expenses related to our non-recurring long-term incentive plan were adjusted in our financial statements, similar to our IPO incentive plan, while share-based compensation expenses related to our regular annual equity compensation were not given its recurring nature. Since January 1, 2023, we no longer adjust any share-based compensation expenses in our adjusted net income.
As of December 31, 2023, there were RSUs and PSUs and stock options outstanding with respect to 20,779,764 Class A common shares, including 45,159 stock options with a weighted average exercise price of US$24.69. The remaining portion of the pool, 7,451,468 shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above.
Assuming achievement of these vesting conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable vesting conditions are not achieved, the awards will be forfeited for no consideration.

C.    Board practices
Board Diversity Matrix

Board Diversity Matrix (as of April 23, 2024)

Country of Principal Executive Offices	Cayman Islands
Foreign Private Issuer	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did not Disclose Demographic Background	0	0	0	0
Committees of the Board of Directors
Our Board of Directors has four standing committees: the audit committee, the people and compensation committee, the finance committee and the risk committee. As per the below, the finance and risk committee was split into finance committee and risk committee in 2023.
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

People and Compensation Committee
As of December 31, 2023, our people and compensation committee was composed of André Street de Aguiar, Mauricio Luis Luchetti and Conrado Engel. Since our AGM held on April 23, 2024, our people and compensation committee is composed of Mauricio Luis Luchetti, Silvio José Morais and Thiago Dos Santos Piau. Mauricio Luis Luchetti is the chairman of the committee. The people and compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation and identification of corporate goals and objectives to evaluate our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors, considering the relevant goals and objectives, and recommends to the Board of Directors for determination of the compensation of each of our directors and executive officers. The committee will also periodically review and approve any long-term incentive compensation or equity plans, programs, policies, plans or similar arrangements, annual bonuses, employee pension and benefits plans, as well as review our management succession planning periodically with the Chief Executive Officer and periodically review and assess risks arising from our employee compensation policies and practices. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605-5(d) which requires that a compensation committee consist entirely of independent directors. The people and compensation committee is governed by a charter that is posted on our website.
Finance Committee
The finance committee, which consist of Silvio José Morais, Diego Fresco Gutierrez and Thiago dos Santos Piau, assists the Board of Directors with decisions regarding matters within the areas of their experience and expertise, which may include but are not limited to management of our exposure to financial risk; our capital allocation and capital management strategy, including the cost of capital, capital structure, investments and returns; our indebtedness, debt management and capital markets operations and goals relating to our financial position. Silvio José Morais is the chairman of the committee.
Risk Committee
As of December 31, 2023, the risk committee was composed of Patricia Regina Verderesi Schindler, Conrado Engel and Luciana Ibiapina Lira Aguiar. Since our AGM held on April 23, 2024, our risk committee is composed of Luciana Ibiapina Lira Aguiar, José Alexandre Scheinkman and Gilberto Caldart. Luciana Ibiapina Lira Aguiar is the chairperson of the committee. The risk committee assists the Board of Directors in overseeing our capital management and risk management frameworks, including risk appetite and overseeing our compliance with legal and regulatory requirements associated with them.
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
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and
•Nasdaq Rule 5635, which requires that a listed issuer obtains shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.
Cayman Islands law does not impose a requirement that the board consists of a majority of independent directors or that such independent directors meet regularly without other members present. Cayman Islands law does not impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

D. Employees
As of December 31, 2023, 2022 and 2021 we had 17,091, 16,685 and 17,685 full-time employees, respectively. As of December 31, 2023, 4,106 of these employees were based in our offices in São Paulo, 2,963 of these employees were based in our offices in Rio de Janeiro, and 10,022 were based in other cities elsewhere in Brazil and in other countries, mainly in Latin America, due to our Napse operation. We also engage consultants as needed to support our operations.
The table below breaks down our full-time personnel by function as of December 31, 2023:

	Number of Employees	% of Total	Number of Employees
Function	2023		2022	2021

Administrative	2,227	13.0%	2,199	2,189
Operations	4,472	26.2%	4,839	5,115
Technology and Product Development	4,800	28.1%	4,608	4,194
Sales and Marketing	5,592	32.7%	5,039	6,187
Total	17,091	100%	16,685	17,685
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

E.    Share ownership
The following table presents the beneficial ownership of our shares owned, on the base date of March 31, 2024, by our current directors and officers (as well as by the directors and officers that left their duties after December 31, 2023). Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

André Street de Aguiar(2)(3)	4,452,650	1.53%	16,925,909	90.27%	36.36%
André Monteiro D’Almeida Monteiro	*	*	—	—	*
Conrado Engel(3)	—	—	—	—	—
Diego Fresco Gutierrez	—	—	—	—	—
Diego Ventura Salgado	—	—	—	—	—
Fabio Vieira Kapitanovas	—	—	—	—	—
João Lourenço Vivan Bernartt	—	—	—	—	—
Gilberto Caldart	*	*	—	—	*
José Alexandre Scheinkman	*	*	—	—	*
Lia Machado de Matos	*	*	—	—	*
Luciana Ibiapina Lira Aguiar	—	—	—	—	—
Marcus Felipe Montenegro Carvalho da Fontoura	*	*	—	—	*
Maria Carolina Sanchez da Costa	—	—	—	—	—
Mateus Costa Biselli	*	*	—	—	*
Mateus Scherer Schwening	*	*	—	—	*
Mauricio Luis Luchetti	*	*	—	—	*
Patricia Regina Verderesi Schindler(3)	—	—	—	—	—
Pedro Zinner	*	*	—	—	*
Sandro de Oliveira Bassili	*	*	—	—	*
Silvio José Morais	*	*	—	—	*
Tatiana Malamud	—	—	—	—	—
Thiago dos Santos Piau	*	*	—	—	*
Victor Vieira Lino	—	—	—	—
Vinícius do Nascimento Carrasco	*	*	—	—	*
All directors and senior management as a group (24 persons)	6,731,915	2.3%	16,965,987	90,2%	36.80%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Shares beneficially owned consists of (i) 1,286,022 Class B and 2,120,417 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 683,926 Class B and 2,190,112 Class A common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A and (iii) 14,955,142 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A. Mr Street may be deemed to have voting and dispositive power over the shares of HR Holdings, LLC and Cakubran Holdings Ltd.

(3)
In the context of the Board Transition, André Street de Aguiar, Conrado Engel and Patricia Regina Verderesi Schindler did not seek re-election at the AGM, having completed their terms as directors of the company on April 23, 2024.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
We have adopted a compensation recoupment policy on November 3, 2023. Please see Exhibit 97.1 to this annual report.
We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2024. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of our control.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 290,251,018 outstanding Class A common shares and 18,748,770 outstanding Class B common shares as of March 31, 2024.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
HR Holdings LLC(2)	—	—%	14,955,142	79.77%	31.30%
Madrone Partners L.P.(3)	25,339,276	8.73%	—	—	5.30%
BlackRock, Inc.(4)	21,429,208	7.38%	—	—	4.49%
The Pontes Family Trust (5)	141,693	0.05%	1,823,680	9.73%	3.85%
VCK Investment Fund Limited SAC A (6)	2,120,417	0.73%	1,286,022	6.86%	3.14%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Mr. Street may be deemed to have voting and dispositive power over the shares of HR Holdings LLC and Cakubran Holdings Ltd that are distributed as follows (i) 683,926 Class B and 2,190,112 Class A Common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK Investment Fund Limited (SAC A), and (ii) 14,955,142 Class B Common shares held of record by HR Holdings LLC, a company also controlled by VCK A. Please refer to footnote 6 for additional information around VCK A. The business address of HR Holdings LLC is 108 West 13th Street, Wilmington, Delaware 19801 - New Castle. The business address of Cakubran Holdings Ltd is Campbells Corporate Services Limited, 4th Floor, Willow House, Cricket Square, George Town, Grand Cayman KY1-9010, Cayman Islands.

(3)
The information in the above table concerning Madrone Partners L.P. was obtained from a Schedule 13F filed with the Securities and Exchange Commission by Madrone Partners L.P. on February 13, 2024 reporting beneficial ownership as of December 31, 2023. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)
The information in the above table concerning BlackRock, Inc. was obtained from a Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.. on February 6, 2024 reporting beneficial ownership as of December 31, 2023. BlackRock, Inc. beneficially owns 21,429,208 of our common shares; has sole voting power with respect to 20,303,445 shares, and sole dispositive power with respect to 21,429,208 shares. The address of BlackRock, Inc.'s principal business office is 50 Hudson Yards, New York, NY 10001.

(5)
VITI Jersey Limited Partnership (“VITI”) is the record holder of 8,452,383 Class A Common shares. VITI is a limited partnership, the sole limited partner of which is Vistra Trust Company (Jersey) Limited acting in its capacity as trustee of the Old Bridges Trust. The general partner of VITI is also wholly owned by the trustee of the Old Bridges Trust. The Old Bridges Trust was settled by Mr. Pontes, who retains a right of revocation over the Old Bridges Trust and is therefore the ultimate beneficial owner of the assets of the Old Bridges Trust. Vistra Trust Company (Jersey) Limited also acts in capacity as trustee of The Pontes Family Trust, which is the beneficial owner of 1,823,680 Class B common shares and 141,693 Class A common shares. The Pontes Family Trust was settled by Mr. Pontes, who retains a right of revocation over The Pontes Family Trust and is therefore the ultimate beneficial owner of the assets of the Pontes Family Trust, however share voting and investment power lies with the trustees of The Pontes Family Trust. Mr. Pontes also holds interests in 230,822 Class A Common shares through TCB Investments Limited Partnership (“TCB”), a Bahamian limited partnership. The business address of VITI is 4th Floor, St Paul's Gate, 22/24 New Street, St Helier, Jersey JE14TR. The business address of TCB is 2nd Floor, Goodman's Bay Corporate CentreWest Bay Street,P.O. Box SP-61567Nassau, Bahamas. The address of Old Bridges Trust and The Pontes Family Trust is 4th Floor, St Paul's Gate, 22/24 New Street, St Helier, Jersey JE14TR.

(6)
Mr Street is the primary investor of VCK Investment Fund Limited (SAC) A ("VCK A"), a segregated account of VCK Investment Fund Limited (SAC) ("VCK") which is the owner of 1,286,022 Class B and 2,120,417 Class A Common Shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”). The business address of VCK A is 2nd floor Bahamas Financial Centre, Shirley & Charlotte Streets, Nassau, Bahamas.

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
On April 28, 2023, in connection with our corporate restructuring, our founder shareholders executed an irrevocable waiver to formally waive certain rights provided under our Articles of Association and the Shareholders Agreement (“Waiver”), including their rights to nominate/appoint/remove designees/directors to or from our Board of Directors and their consent rights in relation to a merger, consolidation, reorganization or other business combination other than with third-parties and any amendments to our Articles of Association, which they had already agreed and committed not to exercise since November 29, 2022.
In the context of the Waiver and of the Board Transition, the relevant parties entered into an amendment to the Shareholders Agreement (“Amendment to the Shareholders Agreement”) in order to: (i) reflect and formalize the commitments made under the Waiver; and (ii) grant certain additional rights (that are subject to certain circumstances set forth in the Shareholders Agreement) to the signatories of the Shareholders Agreements, such as: (a) the right to nominate/appoint at least 1 designee/director (or if the size of the Board is increased to more than 11 members, 10% of the total number of directors, rounded upward to the nearest whole number); and (b) the right to elect and appoint a director to act as the chairman of Board. For a copy of the Amendment to the Shareholders Agreement, please refer to exhibit 4.10 to this annual report.
For avoidance of doubt: (i) the rights mentioned in item “ii” of the paragraph above are subject to the relevant shareholders holding at least a certain percentage (as indicated in the Shareholders Agreement) of the total voting powers of the shares of the Company; and (ii) the right to nominate/appoint a director means the right to submit such nominated/designated director for the approval of the Annual General Meeting of the Company.
B.    Related party transactions
We have outstanding loans with some investees in the amount of R$2.5 million as of December 31, 2023 and R$3.9 million as of December 31, 2022. In March 2024, the loan between the companies STNE Par and Trinks was settled. No loans have been granted to any of our directors or executive officers.
As of December 31, 2023, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
Services Agreement and Reimbursements
On January 2, 2014, DLP Capital LLC, our wholly owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street de Aguiar, former Chairman of our Board of Directors, and Mr. Eduardo Cunha Monnerat Solon de Pontes, former director of the Company, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with VCK Investment Fund Ltd, or VCK, and Zurich Consultoria e Participações Ltda., or Zurich, entities also controlled by Mr. André Street de Aguiar. Zurich is controlled by Mr. Eduardo Cunha Monnerat Solon de Pontes. Therefore, we recognized an expense in the line item “entity controlled management personnel R$1.531 million to Genova, Zurich and VCK pursuant to the services agreement and reimbursement expenses for the years ended on December 31, 2021. In 2022 and 2023, we did not have an expense agreement with such companies. For further information, see note 13 to our consolidated financial statements.

Cost Services Agreements
Our subsidiary Stone Instituição de Pagamento S.A. ("Stone Pagamento") entered into an agreement with our associates Alpha-Logo Serviços de Informárica S.A., APP Sistemas S.A, DentalOffice and Trinks Serviços de Internet SA. Under this agreement, Stone Instituição de Pagamento operates in the electronic means of payment market, accrediting commercial establishments to accept cards with credit and debit functions (multiple or not) (“Cards”) as a form of payment upon acquisition of goods and/or services in Brazil (“Transactions”), providing technological solutions, means of connection and/or other related services to capture, processing, transmit and settling Transactions (“Acquiring Activities”).
The agreement refers to the contracting of accreditation services and accreditation expenses between Stone Pagamento and associates. The amounts that the associates are based on accreditation services only.
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
Indemnification Agreements
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

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
March 2023 - The previous approach disclosed possible losses based solely on the total amount claimed in both civil and labor disputes. In March 2023, a more sophisticated methodology was used that considers actual losses incurred by in similar cases. Under the revised criteria possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed, and as a result, total possible civil and labor contingencies disclosed were reduced.
December 2023 - The previous criteria considered a loss to be probable on a case-by-case basis which generally occurred once an adverse decision had been handed down for that lawsuit. In December 2023, the criteria was modified for individually non-significant lawsuits of a similar nature. Under the revised methodology, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, we continue to assess the probability and the amount of the losses considered probable on a case-by-case basis.
As of December 31, 2023, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$208.9 million and have made judicial deposits in an aggregate amount of R$22.5 million, as of December 31, 2023. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Legal and Regulatory Matters—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations..” For further information, see note 14 to our consolidated financial statements.
Civil matters
As of December 31, 2023, we were party to 8,014 judicial and administrative proceedings of a civil nature. We recorded a provision of R$35.9 million for the portion of these lawsuits considered as a probable loss. We believe these lawsuits are unlikely to have a material adverse impact, individually or in aggregate, on our results of operations or financial condition. For further information, see note 14.3 to our consolidated financial statements.

Labor matters
As of December 31, 2023, we were party to 1,925 labor-related judicial and administrative proceedings to which chances of loss are estimated as probable, for which R$39.7 million was recorded as a provision in our audited financial statements. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor lawsuits relate to our secondary liability, overtime payment, salary differences (union framing), termination fees, profit and result sharing and other indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in aggregate, on our results of operations or financial condition. For further information, see note 14.3 to our consolidated financial statements.
Tax and social security matters
As of December 31, 2023, we recorded a provision of R$133.3 million, regarding tax and social security matters in our audited financial statements. Under business combination rules, we recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income.
During 2022 and 2023, we received tax assessments issued by a municipal tax authority related to the allegedly insufficient payment of tax on services rendered. As of December 31, 2023, the updated amount of such claims is R$129.1 million, compared to R$93.6 million as of December 31, 2022. The cases, classified as possible losses, are being challenged at the administrative level of the court.
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
Lead Plaintiff filed an Amended Complaint on August 7, 2022. The Amended Complaint added as Defendants Andre Street de Aguiar and Eduardo Cunha Monnerat Solon de Pontes. The Amended Complaint alleges, among other things, that Defendants made misrepresentations regarding the risks and profitability of its credit product and failed to disclose changes to our credit check process. Lead Plaintiff alleges that these purportedly material misstatements and omissions artificially inflated the value of our stock. We moved to dismiss the Amended Complaint on November 7, 2022. The motion has been fully briefed since February 13, 2023, and the parties are now awaiting a decision on the motion to dismiss. There were no updates regarding this class action until the date of the filing of this 20-F.
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
Under the Cayman Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E.Taxation—Cayman Islands Tax Considerations.”

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
ITEM 9. THE OFFER AND LISTING
A.    Offer and listing details
Not applicable.
B.    Plan of distribution
Not applicable.
C.    Markets
In October 2018, we completed our initial public offering and listed our common shares on the Nasdaq Global Select Market. In April 2019, we completed a secondary follow on offering for 19.5 million Class A common shares. In August 2020, we completed a primary follow on offering for 31.5 million Class A common shares, including the exercise of the underwriter’s option. On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes in minimum denominations of US$200,000.00 and integral multiples of US$1,000.00 in excess thereof. The bonds accrue interest at 3.95%, payable semiannually arrears on June 16 and December 16 of each year, commencing on December 16, 2021. The notes will mature on June 16, 2028. We used most of the proceeds from this inaugural bond to fund our investment in Banco Inter in 2021. The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. With the sale of our stake in Banco Inter, we can use the proceeds to fund our operation or for corporate purposes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018. Following StoneCo's business combination with Linx closed on July 1, 2021, we launched a sponsored Brazilian Depositary Receipts (BDRs) program, in accordance with the regulation of the Brazilian securities and exchange commission (Comissão de Valores Mobiliários - CVM). This enabled holders of Linx’s shares traded in the Brazilian market to receive StoneCo BDRs Level 1 as part of the consideration paid by STNE Par to Linx shareholders in the context of the transaction.
D.    Selling shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.    Share capital
Not applicable.
B.    Memorandum and articles of association
The following description of our share capital summarizes certain provisions of our Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of our Articles of Association. Prospective investors are urged to read the exhibits incorporated by reference for a complete understanding of our Articles of Association.
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
Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive office is located at Av. Doutora Ruth Cardoso, No. 7,221, 20th floor, São Paulo—SP, 05425-902, Brazil. Our operational hubs are located in (i) São Paulo, at Av. Doutora Ruth Cardoso, No. 7,221, Birmann 21, São Paulo/SP, Postal Code 05425-902, Brazil and at Av. Brigadeiro Faria Lima, No. 3,064, Jardim Paulista, São Paulo/SP, Postal Code 01451-001, Brazil, and (ii) Rio de Janeiro, at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. In addition, we also have operational hubs located in Argentina, Uruguay, Mexico, Peru and Chile.
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
As of December 31, 2023, 295,498,750 Class A common shares and 18,748,770 Class B common shares were issued, fully paid and including 5,311,421 Class A common shares in treasury.
Treasury Shares
As of December 31, 2023, we hold 5,311,421 Class A common shares in treasury.

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
Share Repurchase
The Cayman Companies Act and the Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on our behalf, subject to the Cayman Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC or Nasdaq, the applicable stock exchange on which our securities are listed. For additional information regarding our share repurchase programs, see “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.
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
However, our Board may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The Board of Directors may also decline to register any transfer of any ordinary share unless:
•a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the Board may from time to time require is paid to us in respect thereof;
•the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;
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
Directors
We are managed by our Board of Directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the Board will be composed of 5 to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to the retirement of directors upon reaching an age limit.
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

The Board of Directors may also delegate any of its powers to committees consisting of such director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.
Appointment, Disqualification and Removal of Directors
Subject to our Articles of Association, directors shall be elected by an ordinary resolution of the shareholders.
Each director holds office for a term ending at the next annual general meeting unless they resign or their office is vacated earlier, provided that such term shall be extended in the event that no successor is appointed in which case such term shall be extended to the date on which such successor has been appointed. Our directors do not have a retirement age requirement under our Articles of Association.
Except as otherwise provided for in the Shareholders Agreement, before the expiration of his or her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association. Cause shall mean, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects us; (c) breach or willful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in our Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects the our financial situation or commercial reputation.
See “Item 7. Major Shareholders and Related Party Transaction—A. Major Shareholders—Shareholders Agreement” for additional information regarding appointment, disqualification and removal of Directors.
Executive Officers
Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our Board of Directors. Our Board is responsible for establishing the roles of each executive officer.
The Articles of Association provide that the Board of Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Board may think fit. Unless otherwise specified in the terms of his or her appointment an officer may be removed by the Board of Directors.
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
Neither we nor the Board of Directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others whose registered addresses are in any particular territory or territories where, in the absence of a registration statement or other special formalities, this is or may, in the opinion of the Board, be unlawful or impracticable. However, no member affected as a result of the foregoing shall be, or be deemed to be, a separate class of members for any purpose whatsoever.
Power to Dispose of Our Assets of or Any of Our Subsidiaries
While there are no specific provisions in the Articles of Association relating to the disposal of our assets or any of our subsidiaries, the Board of Directors may exercise all powers and do all acts and things which may be exercised or done or approved by us and which are not required by the Articles of Association or the Cayman Companies Act to be exercised or done by us in general meeting, but if such power or act is regulated by us in general meeting, such regulation shall not invalidate any prior act of the Board which would have been valid if such regulation had not been made.
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
Any director who, at our request, performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a director may be paid such special or extra compensation as the Board may determine, in addition to or in substitution for any ordinary compensation as a Director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such compensation and such other benefits and allowances as the Board of Directors may from time to time decide. Such compensation shall be in addition to his or her ordinary compensation as a director.
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
Disclosure of Interest in Contracts with Us or Any of Our Subsidiaries
With the exception of our office of auditor, a director may hold any other office or place of profit with us in conjunction with his or her office of director for such period and upon such terms as the Board of Directors may determine, and may be paid such extra compensation for that other office or place of profit, in whatever form, in addition to any compensation provided for by or pursuant to the Articles of Association. A director may be or become a director, officer or member of any other company in which we may be interested, and shall not be liable to account to us or the members for any compensation or other benefits received by him or her as a director, officer or member of such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as we think fit, including the exercise in favor of any resolution appointing the directors or any of them to be directors or officers of such other company.
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
Proceedings of the Board of Directors
The Articles of Association provide that subject to the provisions of the Cayman Companies Act, the Articles of Association, the applicable stock exchange rules and any directions given by Ordinary or Special Resolution, our business and affairs will be managed by, or under the direction or supervision of, the Board of Directors. The Board of Directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs. A duly convened meeting of the Board of Directors at which a quorum is present may exercise all powers exercisable by the Board. Subject to the provisions of the Articles of Association, the Board may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
Chairman and Vice-Chairman
The Board of Directors will have a chairman elected and appointed by our founding shareholders for so long as our founding shareholders hold at least 25% of the voting power of all shareholders, and where our founding shareholders no longer hold at least 25% of the voting power of all shareholders, a majority of our Board of Directors shall elect and appoint a chairman. A Vice-Chairman may be elected, by the majority of the directors, to act in the absence of the Chairman at Board meetings.
The period for which the Chairman and/or the Vice-Chairman shall hold office shall be determined in accordance with the Articles of Association. The Chairman shall preside as Chairman at every meeting of the Board of Directors at which he is present. Where the Chairman is not present at a meeting of the Board of Directors, the Vice-Chairman, if any, shall act as Chairman, or in his absence, the attending directors of the Board may choose one director to be the chairman of the meeting.
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
Mergers and Consolidations
Our Articles of Association provide that subject to the Cayman Companies Act and the rules of any applicable stock exchange, we will, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, provided that any such merger or consolidation that involves the transfer of shares and/or assets of the Company or any of its subsidiaries to any third party shall require the consent of the founder shareholders.
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
Members Requisition of Meetings
No shareholder has the right to request the directors to convene a general meeting, however shareholders collectively holding more than two-thirds of the voting power of our shares may convene a general meeting if there are no directors.
Notices of Meetings and Business to Be Conducted
An annual general meeting of ours shall be called by not less than 20 clear business days’ notice in writing, and any other general meeting of ours shall be called by not less than 10 clear business days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and, in the case of special business, the general nature of that business.
Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the Articles of Association shall be in writing, and may be served by us on any member personally, or by posting it by airmail or by air courier service to such member’s registered address, or by electronic mail to any electronic mail address of such member, or (in the case of a notice) by advertisement in the newspapers, or by placing it on our website. We intend to give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands Law, the applicable stock exchange rules and SEC requirements.
Although a general meeting of ours may be called by shorter notice than as specified above, every general meeting may be deemed to have been duly called if it is so agreed by all of our members, in the case of an annual general meeting, or by members holding two-thirds of the voting power of our shares, in the case of an extraordinary general meeting, entitled to attend and vote thereat.
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
Our books of accounts shall be kept at our head office or at such other place or places as the Board of Directors decides and shall always be open to inspection by any director. No member (other than a Director) shall have any right to inspect any account, book or document of ours except as conferred by the Cayman Companies Act, Nasdaq listing rules or ordered by a court of competent jurisdiction or authorized by the Board.
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
Protection of Minorities and Shareholders’ Suits
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of StoneCo in issue, appoint an inspector to examine the our affairs and report thereon in a manner as the Grand Court shall direct.
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
The Cayman Islands Economic Substance Law
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or “The Economic Substance Act,” together with related Guidance Notes and Regulations. We are required to comply with the economic substance requirements and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.
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

Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he or she has a personal interest provided that he or she has disclosed that nature of his or her interest to the Board of Directors. With respect to the duty of directors to avoid conflicts of interest, StoneCo’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.
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
A general notice may be given to the Board of Directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the Board be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the applicable stock exchange listing rules, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.
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

Under current Brazilian legislation, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For further information on Brazilian exchange controls, see “Presentation of Financial and Other Information—Selected financial data” and “Item 3. Key Information—D. Risk Factors.”
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
This discussion assumes that we were not a PFIC for our 2023 taxable year, as described below.
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
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2023 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Moreover, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion.
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
If a U.S. Holder makes a mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC with respect to our U.S. shareholders will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFIC.
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
I.     Subsidiary information
See note 4.1 to our audited consolidated financial statements for a description of our subsidiaries.
J.    Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
Our overall market risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
 Foreign Currency Risk
We have both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. However, significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The global treasury strategy is to hedge the foreign currency-denominated cash, debt and certain capital expenditures on any currency other than Brazilian reais. The total foreign currency results on the year ended December 31, 2023 was loss of R$13.6 million a relatively small financial result, mainly from the interest rate differential on the US Dollar/Brazilian Real, despite high relative currency volatility observed in the same period, showing a well-balanced risk management.
The bonds we issued, as well as other debt in foreign currencies, are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
Our exposure to foreign currency changes for all other currencies is not material.
As of December 31, 2023, 2022 and 2021 we had cash and cash equivalents and short-term investments denominated in U.S.dollars and euros in the amount of R$504.4 million, R$2,602.8 million and R$1,734.9 million, respectively.
Interest Rate Risk
Short-term investments, borrowings and financing, and obligations to FIDC quota holders accrues interest at the CDI Rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
The interest rate risk arises from certain assets (mostly cash and equivalents, short-term investments and accounts receivables and the loans operations portfolio) and liabilities (loans, financing, obligations to FIDC) with different benchmarks (fixed or floating) and maturity dates. We may mitigate its exposure by execuring derivative transactions in which it will collect floating rates (CDI) and pay fixed rates.

Liquidity Risk
Cash flow forecasting is performed for the operating entities and aggregated by our finance team. Our finance team monitors rolling forecasts of liquidity requirements as we seek to have sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so we do not breach borrowing limits on any of our borrowing facilities. Such forecasting takes into consideration the our debt financing plans, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and market able securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2023, we held short-term investments of R$ 3,481 million (compared with R$3,453 million as of December 31, 2022) that are expected to readily generate cash inflows for managing liquidity.
Credit Risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from our exposures to third-parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments as well from its loans portfolio to customers.
The carrying amount of financial assets reflects the expected credit exposure.
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed in accordance with our internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
Accounts receivable from card issuers
Card issuers once accepted by the networks issue cards that when transact are processed by acquirers like us. Card issuer have different risk profiles.
With frequency associated with the availability of new information or new financial indicators of card issuers, carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to acquirers like the Group. To date, the Group has not incurred any significant loss from card issuer receivables.
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
Loans operations portfolio
Working capital and credit cards are available solely to individuals and businesses that are existing customers through acquiring. Working capital loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured. Such line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.

Equity price risk
Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. We were exposed to equity price risk as we held approximately R$45,702 thousand as of December 31, 2023, (compared with R$214,765 thousand as of December 31, 2022) in listed and unlisted equity securities.
Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, we adopt a more conservative approach.
We conduct a study on how market variables would impact our financial statements based on parametric Value-at-Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)

Interest Rates	Accounts receivables from credit card issuers, Accounts payables to clients and interest rate swaps	297	941	2,304
Foreign Currency Exchange	USD denominated asset/liabilities/derivatives	6	19	46

The VaR figures are reliable only on normal market conditions, and thereby may underestimate the effects of turmoil events on financial markets.
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

In June 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes with a final yield of 3.95%. We used the proceeds from this inaugural bond mostly to fund our investment in Banco Inter in 2021. The total bond issuance was equivalent to R$2,510.4 million, of which R$2,477.4 million is net of the offering transaction costs that will be amortized over the course of the bond. With the sale of our stake in Banco Inter, we can use the proceeds to fund our operations or for other corporate purposes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds.” In addition, we entered into hedge operations in connection with our inaugural dollar bonds, subject to foreign exchange exposure using swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and the position of asset, liability and equity as of December 31, 2023, are presented as follows:

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of 2023 – Asset (Liability)	Loss recognized in income in 2023(a)	Loss recognized in OCI (net of tax), in 2023(b)	Fair value as of 2022 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(27.0)	(86.7)	6.8	(15.3)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(26.4)	(72.2)	7.0	(14.8)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(27.6)	(74.6)	7.2	(16.0)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(43.9)	(50.1)	10.0	(26.2)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(29.7)	(42.8)	9.0	(17.8)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(29.2)	(50.7)	16.9	(17.4)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16.5)	(21.3)	(7.3)	(10.4)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16.6)	(16.9)	3.1	(10.5)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(37.5)	(21.7)	14.5	(24.8)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(18.5)	(20.3)	(8.3)	(12.1)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(19.4)	(17.2)	2.8	(12.9)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(19.2)	(16.2)	2.6	(12.8)
50,000	248,500	CDI + 1.80%	May 22, 2021	November 22, 2023	(13.3)	(13.3)	—	—
				Net amount	(324.8)	(504.0)	64.1	(190.9)

(a) Recognized in the statement of profit or loss, in “Financial expenses, net.” The amount recognized in 2022 was a loss of R$ 459,289 thousand.
(b) Recognized in equity, in “Other comprehensive income.” The balance in the cash flow hedge reserve as of December 31, 2023 is a loss of R$ 197,188 thousand (compared with a loss of R$ 261,366 thousand as of December 31, 2022).
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

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
Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2023. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect our internal control over financial reports.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2023 and 2022. Our independent accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2023 and 2022.

	2023	2022
	(in thousands of reais)
Audit Fees	6,733.6	6,482.1
Total	6,733.6	6,482.1

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
Other fees
On December 31, 2023 and 2022, we have acquired access to a electronic technical library (Atlas) in the amount of R$ 0.001 million.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young Auditores Independentes S/S Ltda., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of Ernst & Young Auditores Independentes S/S Ltda. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services. We are authorized to engage audit-related services up to the amount of US$100,000 without prior approval.
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
Prior to our initial public offering, we granted Co-Investment Shares to certain key employees that entitled participants to receive a cash bonus which they could use to purchase a specified number of preferred shares in StoneCo Brasil Participações S.A. (formerly DLP Pagamentos Brasil S.A.) (“StoneCo Brasil”), which were then exchanged for common shares in DLPPar Participações S.A. (“DLPPar”), subject to a lock-up period. In connection with our initial public offering, all shares in DLPPar were exchanged for our Class A common shares (subject to a lock-up period) through the execution of a contribution agreement entered into between us and each holder of awards under such plans. In the event of termination of our services, we may, in our sole discretion, repurchase the shares at a discount of the purchase price.
On September 21, 2023, the Board of Directors approved a new program under which we may repurchase up to R$300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution. Following the New Repurchase Program conclusion in early November 2023, the amount of R$292.7 million was used to repurchase shares as of November 9, 2023.
On November 13, 2023, we announced that our Board of Directors approved a share repurchase program. Under the repurchase program, we may repurchase up to the amount in dollars equivalent to R$1.0 billion of our outstanding Class A common shares open market transactions, block trades, privately negotiated transactions, or otherwise, subject to market conditions. Our Board of Directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. The program approved does not have a fixed expiration date.

Our Board of Directors authorized management to appoint a broker for the repurchase program of our Class A common shares on our behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1 under the Exchange Act. The actual timing, number, and value of shares repurchased under the repurchase program depend on several factors, including constraints specified in Rule 10b-18, price, general business, and market conditions, and alternative investment opportunities. The repurchase program does not obligate us to acquire any specific number of shares in any period and may be expanded, extended, modified, or discontinued at any time.
From November 13, 2023, to December 31, 2023, we didn’t repurchase any Class A common shares.
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
A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below and under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status”.
Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the Board of Directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject to which oblige us to have a majority of independent directors, we believe that a majority of our directors would be considered independent under the Nasdaq test for director independence. Currently, six of our directors, Diego Fresco Gutierrez, Gilberto Caldart, José Alexandre Scheinkman, Luciana Ibiapina Lira Aguiar, Mauricio Luis Luchetti and Silvio José Morais are independent.
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
Clawback
We have adopted a compensation recoupment policy in December 2023 that is applicable to officers and certain key employees and sets forth the terms and conditions regarding the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws applicable to us. For a copy of our compensation recoupment policy, please refer to Exhibit 97.1 to this annual report. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

ITEM 16H. Mine safety disclosure
Not applicable.
ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections
Not applicable.
ITEM 16J. Insider trading policies
We have adopted an insider trading policy that applies to all of our employees, officers and directors and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this 20-F, and inclusions of our website address in this 20-F are inactive textual references provided only for your informational reference. We intend to disclose future amendments to our insider trading policy on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.
For a copy of our insider trading policy, please refer to exhibit 11.1 to this annual report.
ITEM 16K. Cybersecurity
At StoneCo, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is based on industry best practices and on regulatory requirements. It provides a framework for handling cybersecurity threats and incidents and facilitating coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing management and our Board of Directors of material cybersecurity threats and incidents.
Our Board of Directors has overall oversight responsibility for our risk management, including cybersecurity risk management. It delegates cybersecurity risk management oversight to the audit and risk committees of the Board of Directors. The audit and risk committees are responsible for overseeing that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit and risk committees also report material cybersecurity risks to our full Board of Directors.
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity team, led by our Chief Information and Security Officer (“CISO”), who reports to our Chief Risk Officer, is responsible for our overall cybersecurity strategy and management. Our CISO and his senior personnel are certified and experienced information systems security professionals and information security managers with many years of experience. Our CISO and his team are independent from our technology team, that is led by our Chief Technology Officer. Our operational risk team is responsible for challenging the cybersecurity team’s strategy and management. In addition, our cybersecurity team provides training to all employees annually. Our risk management team regularly updates the audit and risks committees on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies. We do not use third parties on an ongoing basis to manage nor operate our cybersecurity processes; but we engaged consultants on an ad-hoc basis for specific engagements.
In 2023, we did not identify any cybersecurity threats that have materially affected our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
For more information about our risk governance and these risks, please see “Item 4. Information on the Company — B. Business Overview—Risk Governance” and “Item 3. Key Information—D. Risk Factors” respectively in this annual report on Form 20-F.

PART III
ITEM 17. Financial statements
We have responded to Item 18 in lieu of this item.
ITEM 18. Financial statements
See our audited consolidated financial statements beginning at page F-1.
ITEM 19. Exhibits

1.1*	Second Amended and Restated Articles of Association of StoneCo Ltd.

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.2
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 between Visa do Brasil Empreendimentos Ltda. and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.3†
License Agreement, dated as of December 21, 2015 between Mastercard International Incorporated and Stone Instituição de Pagamento, including the Acceptance Letter, dated as of December 21, 2015, from Mastercard International Incorporated to Stone Instituição de Pagamento; the Summary of Licenses Granted, dated as of December 21, 2015; and Supplement to Mastercard License Agreement, effective as of April 19, 2016, between Mastercard International Incorporated and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.4
English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of November 3, 2017, between Elo Serviços S.A. and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 29, 2020).

4.5
Loan Agreement dated as of May 1, 2018 between Equals S.A. and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

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

4.9†
English translation of the Supply Agreement (Contrato de Fornecimento), dated as of October 15, 2018, by and among PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-227634) filed with the SEC on October 1, 2018).

4.10*	First Amendment to the Shareholders Agreement among StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited SAC A.

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

4.15
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

4.17
English translations of the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE Participações and Alberto Menache (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.18	StoneCo Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-265382) filed with the SEC on June 2, 2022).

4.19
Visa Sponsorship Agreement, dated as of June 7, 2022 between Stone Cartões Instituição de Pagamento S.A. and Stone Instituição de Pagamento S.A. (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on May 1, 2023).

4.20
Visa Payment Agreement Participation and Trademark License Agreement, dated as of June 7, 2022 between Visa do Brasil Empreendimentos Ltda. and Stone Cartões Instituição de Pagamento S.A. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on May 1, 2023).

8.1*	List of Subsidiaries.

11.1*	Insider Trading Policy

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.

97.1	Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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
“ANPD” means the National Data Protection Authority (Autoridade Nacional de Proteção de Dados).
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
“Articles of Association” means StoneCo’s amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018, as amended on a Special Resolution passed on August 29, 2023.
“BDRs” means Brazilian Depositary Receipts (BDR).
“Board” or “Board of Directors” means the board of directors of StoneCo.
“Banking” refers to our digital bank solution and includes insurance products.
“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Payment slips (boletos) can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A payment slip (boleto) can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform and merchant account can be used to pay payment slips (boletos).
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

“CDI” means the Brazilian interbank deposit (certificado de deposito interbancário).
“CDI Rate” means the rate of the CDI, which is an average of interbank overnight rates in Brazil.
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
“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
“COFINS” means the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social).
“Collact” means Collact Serviços Digitais S.A., a company merged into Stone Instituição de Pagamento.
“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).
“Digital” solutions concentrate our OMS, e-commerce platform, ads and impulse solutions such as search, recommendation, reengagement and retargeting tools.
“ERP” means enterprise resource planning.
“eWallet” means a digital wallet that offers clients the ability to make payments online using a variety of payment methods, including credit or debit cards, without having to type in the card details each time.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
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
“heavy user” is an active client that uses three or more financial services solutions.
“Hubcount” means Hubcount Tecnologia S.A., a subsidiary of Questor.
“ICMS” means the tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços).
“integrated partners” means PSPs, ISVs and marketplaces.
“interchange fee” means a fee paid by the acquirer to the card issuer (via the payment scheme settlors) for a transaction established in the scope of a payment scheme.
“IPCA” National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), which is published by the IBGE.
“IPO” means our initial public offering.
“ISS” means the Municipal Tax on Services (Imposto Sobre Serviços).

“ISV” means integrated software vendor.
“key accounts” refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown key accounts into sub-acquirer clients and platform service clients.
“Linx” means Linx S.A. and its subsidiaries.
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
“membership fees” refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base.
“MSMB” refers to micro, small and medium-sized businesses.
“Nasdaq” means the Nasdaq Global Select Market.
“net merchant discount rate” (“net MDR”) means the total MDR charged to our merchants, net of interchange fees retained by card issuers, assessment fees charged by payment scheme settlors and sales taxes.
“Non-allocated” comprises other smaller businesses which are not allocated in our Financial Services or Software segments.
“NPS” means Net Promoter Score and is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend StoneCo to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question.
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
“PIS” means the Brazilian government’s Social Integration Program (Programa de Integração Social).
“Pix” is the instant payments ecosystem in Brazil developed and operated by the Central Bank and launched in November 2020, through which individuals and merchants can settle transactions and make purchases instantaneously on a 24/7 basis.
“Pix QR Code” is a peer to merchant (P2M) solution. Considers transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants. Both types of PIX can be monetized.
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
“Questor” means our subsidiary, Questor Sistemas S.A.
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
“Software” is comprised of three main fronts: (i) Strategic Verticals, comprised of POS/ERP solutions for retail, gas stations, food and drugstores, as well as value added solutions such as fiscal solutions, TEF and CRM; (ii) Enterprise, comprised of POS/ERP solutions for large enterprise clients, as well as digital solutions such as OMS, ads solutions and marketplace hub; (iii) Other Verticals, comprised of POS/ERP solutions in verticals not prioritized for combination with financial services as well as other software solutions.
“SPB” or “Brazilian Payments System” (Sistema de Pagamentos Brasileiro) means all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Brazilian Federal Law No. 12,865/13, dated as of May 17, 2013, payment schemes and payment institutions.
“STNE Invest” means STNE Investimentos S.A.
“STNE Par” means STNE Participações S.A.
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
“Vitta” means, collectively: (i) Vitta Tecnologia em Saúde S.A.; (ii) VittaPar LLC; (iii) Vitta Corretora de Seguros Ltda. (formerly AX Saúde Corretora de Seguros Ltda.); and (iv) Vitta Serviços em Saúde Ltda.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

StoneCo Ltd.
Date: April 24, 2024

By:	/s/ Pedro Zinner
Name:	Pedro Zinner
Title:	Chief Executive Officer

By:	/s/ Mateus Scherer Schwening
Name:	Mateus Scherer Schwening
Title:	Chief Financial and Investor Relations Officer

Consolidated Financial Statements
StoneCo Ltd.
December 31, 2023 and 2022 and the three years ended December 31, 2023 with report of Independent Registered Public Accounting Firm

Auditor Data Elements	Year ended December 31, 2023, December 31, 2022; and December 31, 2021.
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2024 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Impairment of Goodwill - Software cash generating unit
Description of the Matter
The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if it observes an indication that a potential impairment exists. As discussed in note 11.4 to the consolidated financial statements, as of December 31, 2023 the Company's goodwill related to the Software cash generating unit amounted to R$ 5,147,296 thousand.
Auditing the Company’s Software cash generating unit impairment test was complex and subjective due to the estimation required in determining the value in use of the Software cash generating unit utilizing a discounted cash flows model. As discussed in note 11.4 to the consolidated financial statements, the discounted cash flow model uses certain key assumptions in determining the value in use of a cash generating unit, including the pre-tax discount rate, the average free cash flow to equity, the average annual growth rate and the perpetuity growth rate. The pre-tax discount rate was particularly sensitive to the impairment test calculation.

How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment testing process for the Software cash generating unit, including controls over management’s review of the key assumptions used in the discounted cash flow model, including the review of the pre-tax discount rate considering its sensitivity on the model, as well as the controls over the completeness and accuracy of the data used in the value in use determination.
To test management’s estimated value in use of the Software cash generating unit, we performed audit procedures that included, among others, involving our valuation specialists to assess the valuation methodology used by the Company, as well as to support the evaluation and testing of the key assumptions. For example, we along with the valuation specialists compared each of the key assumptions mentioned above with economic, market and industry (peer) data, as well as performed independent sensitivity analyses over each of the key assumptions. We also tested, with the support of the valuation specialists, the completeness and accuracy of the underlying data used by the Company in its goodwill impairment testing.
We also assessed the adequacy of the Company`s related disclosures in note 11.4 to the consolidated financial statements with respect to the Software cash generating unit impairment test of goodwill.

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2016.

São Paulo, Brazil
March 15, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Internal Controls over Financial Reporting
We have audited StoneCo Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the Company’s consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 15, 2024 expressed an unqualified opinion thereon.
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
/s/ ERNST & YOUNG Auditores Independentes S/S Ltda.
São Paulo, Brazil
March 15, 2024

StoneCo Ltd.
Consolidated Statement of Financial Position
As of December 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	5.2	2,176,416	1,512,604
Short-term investments	6.3	3,481,496	3,453,772
Financial assets from banking solutions	6.7	6,397,898	3,960,871
Accounts receivable from card issuers	6.4.1	23,895,512	20,694,523
Trade accounts receivable	6.5.1	459,947	484,722
Loans operations portfolio	6.6	209,957	—
Recoverable taxes	8	146,339	150,956
Derivative financial instruments	6.9	4,182	36,400
Other assets	7	380,854	365,355
		37,152,601	30,659,203
Non-current assets
Long-term investments	6.3	45,702	214,765
Accounts receivable from card issuers	6.4.1	81,597	54,334
Trade accounts receivable	6.5.1	28,533	37,324
Loans operations portfolio	6.6	40,790	—
Receivables from related parties	13.1	2,512	10,053
Deferred tax assets	9.4	664,492	679,971
Other assets	7	137,508	206,526
Investment in associates		83,010	109,754
Property and equipment	10.3	1,661,897	1,641,178
Intangible assets	11.3	8,794,919	8,632,332
		11,540,960	11,586,237

Total assets		48,693,561	42,245,440
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Financial Position
As of December 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Notes	2023	2022

Liabilities and equity
Current liabilities
Deposits from banking customers	6.7	6,119,455	4,023,679
Accounts payable to clients	6.1.2.2	19,163,672	16,578,738
Trade accounts payable		513,877	596,044
Borrowings and financing	6.8.1	1,374,766	1,847,407
Obligations to FIDC quota holders	6.8.1	505,231	975,248
Labor and social security liabilities	20.5	515,749	468,599
Taxes payable	12	514,299	329,105
Derivative financial instruments	6.9	316,171	209,714
Other liabilities		119,526	145,605
		29,142,746	25,174,139
Non-current liabilities
Accounts payable to clients	6.1.2.2	35,455	35,775
Borrowings and financing	6.8.1	3,639,215	2,728,470
Deferred tax liabilities	9.4	546,514	500,247
Provision for contingencies	14.3	208,866	210,376
Labor and social security liabilities	20.5	34,301	35,842
Other liabilities		410,504	610,567
		4,874,855	4,121,277

Total liabilities		34,017,601	29,295,416

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,056,484	13,818,819
Treasury shares	15.3	(282,709)	(69,085)
Other comprehensive income	15.5	(320,449)	(432,701)
Retained earnings (accumulated losses)		1,168,862	(423,203)
Equity attributable to controlling shareholders		14,622,264	12,893,906
Non-controlling interests		53,696	56,118
Total equity		14,675,960	12,950,024

Total liabilities and equity		48,693,561	42,245,440
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Profit or Loss
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2023	2022	2021

Net revenue from transaction activities and other services	17.3	3,309,765	2,617,407	1,626,853
Net revenue from subscription services and equipment rental	17.3	1,824,956	1,760,915	1,071,932
Financial income	17.3	6,229,303	4,638,022	1,877,683
Other financial income	17.3	690,979	572,601	247,293
Total revenue and income		12,055,003	9,588,945	4,823,761

Cost of services	18	(2,982,758)	(2,669,752)	(1,713,828)
Administrative expenses	18	(1,188,869)	(1,121,357)	(813,341)
Selling expenses	18	(1,698,275)	(1,511,241)	(1,012,544)
Financial expenses, net	19	(3,999,465)	(3,514,739)	(1,269,058)
Mark-to-market on equity securities designated at FVPL	18	30,574	(853,056)	(1,264,213)
Other income (expenses), net	18	(241,213)	(302,501)	(185,894)
Total expenses		(10,080,006)	(9,972,646)	(6,258,878)

Loss on investment in associates		(4,179)	(3,589)	(10,437)
Profit (loss) before income taxes		1,970,818	(387,290)	(1,445,554)

Current income tax and social contribution	9.3	(345,813)	(292,172)	(171,621)
Deferred income tax and social contribution	9.3	(24,585)	153,066	239,827
Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)

Net income (loss) attributable to:
Controlling shareholders		1,592,065	(519,417)	(1,358,813)
Non-controlling interests		8,355	(6,979)	(18,535)
		1,600,420	(526,396)	(1,377,348)

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	5.09	(1.67)	(4.40)
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	4.74	(1.67)	(4.40)
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Other Comprehensive Income (loss)
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)

	Notes	2023	2022	2021

Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)

Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers		98,283	(253,181)	(303,157)
Tax on changes in the fair value of accounts receivable from card issuers		(33,414)	86,081	103,073
Exchange differences on translation of foreign operations		(24,073)	(30,544)	4,651
Changes in the fair value of cash flow hedge	6.9.1	64,146	(207,222)	(54,144)
Unrealized loss on cash flow hedge - highly probable future imports		—	—	1,512

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		4,316	5,384	2,481
Changes in the fair value of equity instruments designated at fair value	6.3 (b)	1,912	(6,971)	216,466

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation		257	5,383	—
Other comprehensive income (loss) for the year, net of tax		111,427	(401,070)	(29,118)

Total comprehensive income (loss) for the year, net of tax		1,711,847	(927,466)	(1,406,466)

Total comprehensive income (loss) attributable to:
Controlling shareholders		1,704,317	(916,326)	(1,389,603)
Non-controlling interests		7,530	(11,140)	(16,863)
Total comprehensive income (loss) for the year, net of tax		1,711,847	(927,466)	(1,406,466)
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Changes in Equity
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)

		Attributable to controlling shareholders
			Capital reserve
	Note	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total

Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Loss for the year		—	—	—	—	—	—	—	—	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(30,790)	—	(30,790)	1,672	(29,118)
Total comprehensive income		—	—	—	—	—	—	—	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares		—	—	—	—	—	—	(988,824)	—	—	(988,824)	—	(988,824)
Issuance of shares for purchased non-controlling interests		1	517,740	(209,330)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Issuance of shares for business combination		—	—	619,362	—	24,365	643,727	—	—	—	643,727	—	643,727
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	50,252	50,252
Share-based payments		—	—	—	—	133,121	133,121	—	—	—	133,121	33	133,154
Transaction costs from subsidiaries		—	—	(23,848)	—	—	(23,848)	—	—	—	(23,848)	—	(23,848)
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,967)	(2,967)
Cash proceeds from non-controlling interest		—	—	—	—	—	—	—	—	—	—	893	893
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of December 31, 2021		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year		—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income		—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Transaction costs from subsidiaries		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest		—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Share-based payments		—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements		—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Treasury shares - Delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests		—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others		—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	1,592,065	1,704,317	7,530	1,711,847
Repurchase of shares	15.3	—	—	—	—	—	—	(292,745)	—	—	(292,745)	—	(292,745)
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	89,475	(3,904)	85,571
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Consolidated Statement of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais)

	Notes	2023	2022	2021
Operating activities
Net income (loss) for the year		1,600,420	(526,396)	(1,377,348)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	878,181	800,326	507,369
Deferred income tax and social contribution	9.3	24,585	(153,066)	(239,827)
Loss on investment in associates		4,179	3,589	10,437
Accrued interest, monetary and exchange variations, net		(195,419)	(382,707)	(735,125)
Provision for contingencies	14.3	5,825	18,849	4,263
Share-based payments expense		251,239	213,076	113,169
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6	160,195	88,572	71,972
Loss on disposal of property, equipment and intangible assets	22.5	66,200	25,347	136,104
Effect of applying hyperinflation accounting		3,652	3,852	2,040
Loss on sale of subsidiary		10,926	20,308	12,746
Fair value adjustment in financial instruments at FVPL	22.1	96,563	1,179,547	2,570,418
Fair value adjustment in derivatives		20,320	90,821	104,979
Remeasurement of previously held interest in subsidiary acquired		—	—	(15,848)
Others		1,168	—	—
Working capital adjustments:
Accounts receivable from card issuers		32,304	740,190	(2,993,411)
Receivables from related parties		20,343	12,912	1,050
Recoverable taxes		138,987	261,867	(238,127)
Prepaid expenses		41,310	152,966	(260,090)
Trade accounts receivable, banking solutions and other assets		205,105	707,521	244,181
Loans operations portfolio		(312,808)	—	—
Accounts payable to clients		(3,382,075)	(3,633,937)	4,276,349
Taxes payable		169,827	137,825	247,399
Labor and social security liabilities		19,284	171,293	(17,388)
Payment of contingencies	14.3	(34,012)	(9,799)	(10,180)
Trade accounts payable and other liabilities		(80,024)	323,619	40,768
Interest paid		(749,366)	(430,398)	(299,666)
Interest income received, net of costs	22.4	2,766,933	2,058,650	1,578,870
Income tax paid		(116,134)	(191,142)	(128,202)
Net cash provided by in operating activities		1,647,708	1,683,685	3,606,902

Investing activities
Purchases of property and equipment	22.5	(736,244)	(417,733)	(1,082,990)
Purchases and development of intangible assets	22.5	(474,053)	(305,512)	(215,681)
Acquisition of subsidiary, net of cash acquired		—	(69,837)	(4,737,410)
Sale of subsidiary, net of cash disposed of		—	(4,325)	(36)
Proceeds from (acquisition of) short-term investments, net		181,611	(1,222,364)	5,370,958
Acquisition of equity securities		—	(15,000)	(2,480,003)
Proceeds from disposal of long-term investments – equity securities		220,520	183,518	209,324
Proceeds from the disposal of non-current assets	22.5	536	27,008	100
Payment for interest in associates and subsidiaries acquired in prior periods		(37,806)	(46,897)	(41,459)
Net cash used in investing activities		(845,436)	(1,871,142)	(2,977,197)

Financing activities
Proceeds from borrowings	6.8.2	5,181,619	3,499,986	11,700,297
Payment of borrowings	6.8.2	(4,489,681)	(5,009,769)	(7,252,226)
Payment to FIDC quota holders	6.8.2	(1,032,503)	(1,250,000)	(2,767,552)
Proceeds from FIDC quota holders		564,752	—	584,191
Payment of principal portion of lease liabilities	6.8.2	(72,815)	(99,829)	(83,610)
Repurchase of own shares		(292,745)	—	(988,824)
Sale of own shares		—	53,406	—
Acquisition of non-controlling interests		(1,440)	(325)	(1,265)
Transaction with non-controlling interests		—	—	230,500
Dividends paid to non-controlling interests		(5,983)	(3,601)	(2,967)
Cash proceeds from non-controlling interest		—	—	893
Net cash (used in) provided by financing activities		(148,796)	(2,810,132)	1,419,437

Effect of foreign exchange on cash and cash equivalents		10,336	14,548	(487)
Change in cash and cash equivalents		663,812	(2,983,041)	2,048,655

Cash and cash equivalents at beginning of year	5.2	1,512,604	4,495,645	2,446,990
Cash and cash equivalents at end of year	5.2	2,176,416	1,512,604	4,495,645
Change in cash and cash equivalents		663,812	(2,983,041)	2,048,655
The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
On November 29, 2022, the Brazilian Central Bank (“BACEN”) approved the Company’s change of control through a corporate restructuring involving the conversion Mr. Eduardo Pontes interests in Company´s Class B super-voting shares from HR Holdings, LLC (which were held indirectly through holding companies) into Class A shares directly owned by his family controlled entities ("Corporate Restructuring”).
As a result of the Corporate Restructuring, HR Holdings LLC became the owner of, approximately, 31% of the Company’s voting shares. HR Holdings LLC’s ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund, owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (“BDRs”) representing the underlying Company´s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31.
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.
The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 15, 2024.
2.    General accounting policies
The accounting policies are presented in the corresponding notes throughout the financial statements. The general accounting policies, unrelated to specific notes, are as follows.
2.1.    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, other than some Short and Long-term investments, Accounts receivable from card issuers, certain loans presented under Trade accounts receivable, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian Real/Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
2.2.    Foreign currency translation
2.2.1.    Financial statements in foreign currencies
The Group’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.
The Group determines the functional currency for each member entity The Company’s subsidiaries’ functional currency is the Brazilian Real, except for the Napse Group for which its members use the U.S. Dollar, Argentinian Peso, Chilean Peso, Mexican Peso, Nuevo Sol and Uruguayan Peso.
For those entities that use a functional currency other than the Brazilian Real, their financial statements are translated into Brazilian Reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. For these entities, exchange gains and losses arising from the translation process are recorded in Other comprehensive income (loss) ("OCI") in “Exchange differences on translation of foreign operations.”

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
2.2.2.    Transactions in foreign currencies
Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot exchange rate at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and, to a lesser extent, from purchase of products and services denominated in foreign currencies.
2.3.    Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.
2.3.1.    The Group as a lessee
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
2.3.1.2.    Lease liabilities
At the commencement date of the lease, the Group recognizes under “Borrowings and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease; if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as an expense in the same period the event or condition that triggered the payment occurred.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liability balance is increased to reflect the accretion of interest and reduced when lease payments are made. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
2.3.1.3.     Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (being contracts with a lease term of 12 months or less from the commencement date which do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$ 5,000). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
2.3.2.    The Group as a lessor
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
The Group has cancellable month-to-month lease contracts of Pin Pads & Point of Sale (“POS”) to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.
2.4.    Current and non-current classification
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
2.5.    IAS 29 Financial Reporting in Hyperinflationary Economies
As the accumulated inflation rate in Argentina had exceeded 100% over the past three years the Company adopted IAS 29 Financial Reporting in Hyperinflationary Economies for the Argentine subsidiary Napse S.R.L.
Pursuant to IAS 29, non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, based on a general price index.
The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the statement of financial position date.
2.6.     Climate Related Matters
The Group acknowledges the presence and importance of climate risk and seeks to integrate it as part of the other managed risks. By the nature of its activities, the Company is mainly affected by physical and transition risks indirectly, as a result of the effects of those risks on its customers. Within this context, the Group has the objective of developing its capabilities for identifying, assessing, measuring, monitoring, reporting, and mitigating the potential effects resulting from social, environmental, and climate risks associated with its prioritized products, services, activities, and processes, based on the principles of relevance and proportionality.
The Group's current view is that its business model and its main products are not likely to have a significant impact from the transition to a low-carbon economy. Climate-related matters however may increase the uncertainty in selected estimates and assumptions underpinning some items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation.
Financial assets may be indirectly impacted by climate-related matters, principally the loan and credit card portfolio. Cash flows from customers whose businesses are affected by transition risks and extreme weather events and other physical climate risks may be impacted. However, this risk is mitigated by the diverse and broad base of customers operating in across numerous industries and in different geographical regions in Brazil, and the relative short-term duration of the loans. Extreme weather events might more significantly affect specific cities or geographical areas.
2.7.    New standards and amendments to standards and interpretations adopted
The following amendments and interpretations were applied for the first time in 2023:
•Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction: The amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.
•Narrow scope amendments to IAS 1, practice statement 2 and IAS 8: The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.
•IFRS 17 – insurance contracts: This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
These amendments had no significant impact on the consolidated financial statements of the Group.
2.8.    New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2023 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
2.8.1.     International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12
The amendment provides an exception not to recognize and disclose information about deferred tax assets and liabilities that are related to tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (the “Pillar Two legislation”). The amendments require that entities disclose separately their current tax expense/ income related to Pillar Two income taxes, and the qualitative and quantitative information about exposure to Pillar Two income taxes in periods in which the Pillar Two legislation is enacted or substantially enacted but not yet in effect, in annual reporting periods beginning on or after 1 January 2023.
Currently, considering the legislation currently in force in the jurisdiction in which the Group has operations, it is not expected to significantly affect the Group’s financial statements.
2.8.2.    Amendments to IAS 1: Classification of liabilities as current or non-current
In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement;
•That a right to defer must exist at the end of the reporting period;
•That classification is unaffected by the likelihood that an entity will exercise its deferral right;
•That an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Group reviewed the amendment and currently does not expect it to have any impact on the Group’s consolidated financial statements.
2.8.3.    Amendments to IAS 21: Lack of exchangeability
On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments).The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.
2.8.4.     IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The amendments aim to enhance the understanding of the characteristics of supplier financing transactions and include disclosures in financial statements that help users understand the effects on the entity's liabilities, cash flows and liquidity risk exposure.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group reviewed the amendment and currently does not expect it to have any impact on the Group’s consolidated financial statements on the initial application of the amendment since as of the date of these financial statement it has not entered into supplier finance arrangements.
2.8.5.    The Enhancement and Standardization of Climate-Related Disclosures for Investors
On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Group is currently assessing the impact of this rule for disclosure to investors.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
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
Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in “Transactions among shareholders.” in equity.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
4.1.1.2.    Consolidation of structured entities
Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights is not the decisive factor to characterize control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.
Based on the contractual terms, the Group identified that certain investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.
The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas as of December 31, 2023

Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas
SOMA I Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas
StoneCo exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas
ACR III Fundo de Investimento em Direitos Creditórios ("FIDC ACR III")	100% of subordinated quotas representing total quotas
ACR V Fundo de Investimento em Direitos Creditórios ("FIDC ACR V")	100% of subordinated quotas representing total quotas
ACR VI Fundo de Investimento em Direitos Creditórios ("FIDC ACR VI")	100% of subordinated quotas representing total quotas
ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 97% of total (subordinated and senior and/or mezzanine) quotas
The bylaws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2023, the structured entities FIDC AR III and Retail Renda Fixa Crédito Privado Fundo de Investimento were closed.
In accordance with IFRS 10, the Group concluded it controls all structured entities listed above, therefore, they are consolidated in the Group’s financial statements. FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as an interest expense (Note 6.8).
4.1.2.    Subsidiaries of the Group
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	2023	2022

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Merchant acquiring	100.00	100.00

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Principal activities	2023	2022

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”) (a)	Technology services	—	100.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Sponte Informática S.A. (“Sponte”) (b)	Technology services	—	100.00
SimplesVet Tecnologia S.A. (“SimplesVet”)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”) (c)	Technology services	—	100.00
Linx S.A. (“Linx”)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
O Mediador Tecnologia da Informação S/S Ltda (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda (“Reclame Aqui Group”)	Technology services	50.00	50.00
STEF S.A ("Stef") (d)	Technology services	100.00	—
Hubcount Tecnologia S.A. (“Hubcount”) (e)	Technology services	75.60	75.60
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK")	Service provider	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”) (d)	Electronic fund transfer	—	59.60
Ametista Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Esmeralda Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda. (“PinPag”) (f)	Electronic fund transfer	100.00	100.00
FIDC AR III (g)	Investment fund	—	100.00
FIDC TAPSO	Investment fund	100.00	100.00
FIDC TAPSO II	Investment fund	100.00	100.00
FIDC SOMA	Investment fund	100.00	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIC FIM STONECO	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) (h)	Investment fund	—	100.00
FIDC ACR I (i)	Investment fund	100.00	—

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Principal activities	2023	2022

FIDC ACR III (i)	Investment fund	100.00	—
FIDC ACR V (i)	Investment fund	100.00	—
FIDC ACR VI (h)	Investment fund	100.00	—
FIDC ACR FAST (i)	Investment fund	100.00	—
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui")	Holding company	50.00	50.00
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
Stone Holding Instituições S.A. ("Stone Holding")	Holding company	100.00	100.00
STNE Investimentos S.A. ("STNE Invest.") (j)	Holding company	100.00	—
Equals Software S.A. ("Equals Software") (k)	Holding company	100.00	—
Stone Seguros S.A. (“Stone Seguros”)	Holding company	100.00	100.00
(a)Equals was merged into STNE Par on October 02, 2023.
(b)Sponte was merged into Linx Sistemas on August 01, 2023.
(c)Trampolin was merged into Pagar.me on April 01, 2023.
(d)In June 2023, a reorganization of the businesses was carried by a former subsidiary Cappta. As a result of the reorganization, the Company no longer has an interest in providing technology solutions for payments in installments; the equity interest was raised to increased to 100% for the technology solutions for electronic transfers. Both activities were, up to June 30, 2023, carried out by Cappta, when the Company owned 59.6%. As a result of the transaction, the Company no longer has an investment in Cappta and has a 100% interest in Stef. The transaction did not have any material impact on the Group financial statements.
(e)STNE Par has a 50% equity in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount.
(f)On February 7, 2024, the equity interest of Pinpag was sold, thus, the Group ceased to hold equity interest in Pinpag.
(g)FIDC AR III was closed on September, 20 2023.
(h)Retail Renda Fixa was closed on March 30, 2023.
(i)The Group owns 100% of the subordinated quotas in connection with the incorporation of the funds.
(j)On January 2, 2023, the Group constituted STNE Invest. to hold equity stakes in other companies.
(k)On January 2, 2023, the Group constituted Equals Software to hold equity stake in Vitta Group.
The Group is seeking to focus on its core operation to simplify and strengthen the business, which led to some divestment in 2023.
The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1. (g)).
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
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
In the event of a loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.
None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.
4.2.2.    Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	2023	2022

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Agilize Tecnologia S.A. ("Agilize") (a)	Technology services	33.33	—
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”)	Technology services	40.02	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”) (b)	Technology services	19.90	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
EveryData Jamaica Limited (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData (Guyana) Inc. (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData (Barbados) Limited (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData ECCU Ltd (“Creditinfo Caribbean”) (c)	Credit bureau services	—	47.75
EveryData Group Ltd. SEZC ("StoneCo CI") (c)	Holding company	—	47.75

(a)On August 1, 2023, the Group acquired a 33.33% equity interest in Agilize, a private company based in the State of Bahia, Brazil, for R$$8,523.00 through the conversion of a credit arising from a convertible loan agreement. Agilize develops technology that provides online accounting services.
(b)In April 2023, the ownership in APP was diluted by the issuance of new shares under a long-term incentive program, admitting a new shareholder.
(c)On December 29, 2023 the Company sold all its interest in Everydata Group Ltd. (formerly, StoneCo CI) and its subsidiaries (namely, the Creditinfo Caribbean companies).
The Group holds call options to acquire additional interests in some of its associates (Notes 6.1.5 and 6.9).
5.    Cash and cash equivalents
5.1.    Accounting policy
Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
5.2.    Currency denomination

	2023	2022

Denominated in R$	2,128,425	1,388,616
Denominated in US$	47,991	123,959
Denominated in other foreign currencies	—	29
	2,176,416	1,512,604
6.    Financial instruments
6.1.    Accounting policy
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
6.1.1.    Financial assets
6.1.1.1.        Description of the different financial assets
The Company holds financial assets for all its businesses due to the nature of its activities. In order to facilitate the understanding of the financial statements and the underlying businesses, the financial asset line items presented in the statement of financial position are shown by business activity that generated the assets, how these are measured, and where in the statement of profit or loss the results generated by such assets are classified.

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	FVPL	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at BACEN – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI	Cost of funding on sale of receivables - Financial expenses, net Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net
Trade accounts receivable	Loans designated at FVPL - Corresponds to loans granted to customers of the acquiring business up to June 30, 2021	FVPL as voluntarily designated loans to be measured at FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Trade accounts receivable	All other items - Corresponds to amounts due by customers of the acquiring business for transaction services and equipment rental and of the software business for services provided.	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Loans operations portfolio	Corresponds to credit (working capital loans and balances due by credit card)granted to customers as from March 1, 2023	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net
Long-term investments	Corresponds to investments in equity interests with no significant influence.	FVPL or FVOCI	FVOCI - Other comprehensive income FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The Group’s financial assets at amortized cost include trade accounts receivable, other assets, loans operation portfolio originated from March 1, 2023 and receivables from related parties, since they are held to collect payments of principal and interest and meet the SPPI test.
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
Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other financial income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
The Group elected to irrevocably classify some of the equity investments under this category, included in long-term investments.
6.1.1.3.4. Financial assets at FVPL
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.
This category includes (i) bonds and investment funds under short-term investment and some equity investments under long-term investments, which the Group had not irrevocably elected to classify at FVOCI, and (ii) derivative financial instruments.
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
December 31, 2023, 2022 and 2021
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
For the loans operations portfolio, the Group applies general approach in calculating ECLs, considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default), resulting in three-stage levels.
For all other financial assets subject to ECL, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.
See details about ECL estimation procedures in Note 6.2.1.
6.1.2.    Financial liabilities
6.1.2.1.        Description of the funding strategy including different financial liabilities of the Financial Services segment
The Group’s different businesses require funding, in particular the Financial Services acquiring business, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group or other acquirers and by providing them with loans. Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.1.1.1 - Accounts receivable from card issuers). In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where in their results are classified in the statement of profit or loss.

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented

Deposits from banking customers	Amounts held by banking customers on their payment accounts.	Amortized cost	The financial liability generally does not result in the recognition of gain or losses
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts are early redeemed of the contractual due date at a discount	Amortized cost	Gain for the prepayment of payables at a discount - Financial income
Borrowings and financing	Financing obtained from third parties as part of the funding strategy	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Obligations to FIDC quota holders	Financing obtained through consolidated structured entities - FIDCs	Amortized cost	Financial expenses, net

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented
Derivative financial instruments liabilities	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net
Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net
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
The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, borrowings and financing, and derivative financial instruments.
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees disbursed to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
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
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
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
This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most significant to the Group.
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
6.1.3.    Fair value of financial instruments
The Group measures financial instruments such as derivatives, at fair value at each statement of financial position date.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.4.    Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
As of December 31, 2023, and 2022, the Group has no financial instruments that meet the conditions for recognition on a net basis.
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
Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument (Note 6.9.1).
The Group also uses derivative financial instruments as an economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments (Note 6.9.2).
Certain agreements entered into by the Company for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments (Note 6.9.).
6.2.    Significant judgments, estimates and assumptions
6.2.1.    Measurement of loss allowance for expected credit losses
6.2.1.1 Loans operations portfolio
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among which information addressing the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination; and
The Group determines Stage 2 based on following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: In addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significatively since origination, the Stage 1 operations is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meet the criteria for a significant increase

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determine Stage 3 based on following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.
The information about the ECLs on the Group’s Loans operations portfolio to clients are disclosed in Note 6.6.
6.2.1.2.    Accounts receivable from card issuers
The macroeconomic scenario is facing significant challenges due to the prolonged persistence of high-interest rates, closely monitored by the group. This challenging situation is impacting various agents of the economy, including card issuers.
Continuous monitoring of this challenging scenario is crucial for the decisions on the provision and how we estimate ECLs within the Group. We estimate ECLs based on available external (including ratings from major agencies) and internal information. The Group monitors credit risk of issuers.
6.2.1.3.    Trade accounts receivable
The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).
The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year.
The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 6.4.2 and 6.5.2 respectively.
6.2.2.    Fair value measurement of financial instruments
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.3.    Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	2023

Bonds(a)
Brazilian sovereign bonds	2,954,236	—	—	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	—	473,259	—	—	473,259
Corporate bonds	51,933	—	—	—	51,933
Equity securities(b)	—	—	—	45,702	45,702
Investment funds(c)	—	2,068	—	—	2,068
	3,006,169	475,327	—	45,702	3,527,198

Current					3,481,496
Non-current					45,702

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	2022

Bonds(a)
Brazilian sovereign bonds	926,559	—	—	—	926,559
Structured notes linked to Brazilian sovereign bonds	—	2,176,019	—	—	2,176,019
Corporate bonds	349,540	—	—	—	349,540
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537

Current					3,453,772
Non-current					214,765

(a)As of December 31, 2023, bonds of listed securities are mainly linked to the CDI and SELIC benchmark interest rates.
(b)Comprised of common shares of listed and unlisted entities. These assets are measured at fair value. The Group selects the assets for recognition at fair value, from the existing listed and unlisted equity instruments, through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2022, was determined based on negotiations of the securities.
•Assets at FVPL
    Comprised of Banco Inter S.A. (“Banco Inter”) shares, acquired in June, 2021. During the first quarter of 2023, the Group sold its remaining interest in Banco Inter of 16.8 million shares. The shares were sold at a price of R$ 12.96, equivalent to R$ 218,105. The change in fair value of equity securities at FVPL for the year ended December 31, 2023 was a gain of R$ 30,574 (2022 was a loss of R$ 853,056), which was recognized in the statement of profit or loss.
•Assets as FVOCI
    On December 31, 2023 and 2022, these comprised of common shares in entities that are not traded in an active market.
    The change in fair value of equity securities at FVOCI for the year ended December 31, 2023 was R$ 1,912 (2022 – R$ (6,971), which was recognized in other comprehensive income.
(c)Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian Reais and U.S. Dollars.
6.4.    Accounts receivable from card issuers
6.4.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	2023	2022

Accounts receivable from card issuers(a)	23,364,806	20,053,392
Accounts receivable from other acquirers(b)	667,922	718,228
Allowance for expected credit losses	(55,619)	(22,763)
	23,977,109	20,748,857

Current	23,895,512	20,694,523
Non-current	81,597	54,334

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement are to make prepayments to acquiring customers which are satisfied by the definitive sale of receivables to third parties. When such sales of receivables is carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2023 a total of R$ 467,622 were consolidated through FIDC ACR FAST, of which the Group has subordinated shares (2022 - R$ nil). When the sale of receivables is carried out to with non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of December 31, 2023, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represent the main form of funding used for the prepayment business.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
6.4.2.    Allowance for expected credit losses of accounts receivable from card issuers
The Group records an allowance for expected credit losses of accounts receivable from card issuers based on expected credit losses that consider the expected nature and level of risk associated with receivables and the information about the different issuers. The Group recognizes additional allowance for card issuers upon increases in the credit risk. (Notes 6.1.1.5 and 6.2.1.2).

	2023	2022

At January 1	22,763	15,103
Charge for the year	53,090	22,818
Reversal	(20,234)	(15,158)
At December 31	55,619	22,763
6.5.    Trade accounts receivable
6.5.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	2023	2022

Accounts receivable from subscription services	293,304	294,516
Accounts receivable from equipment rental	114,252	135,479
Chargeback	72,401	58,302
Services rendered	51,456	36,089
Cash in transit	24,172	21,521
Receivables from registry operation	22,347	35,150
Loans designated at FVPL	—	26,866
Allowance for expected credit losses	(117,553)	(108,434)
Others	28,101	22,557
	488,480	522,046

Current	459,947	484,722
Non-current	28,533	37,324

6.5.2.    Allowance for expected credit losses of trade accounts receivable

	2023	2022

At January 1	108,434	80,418
Charge for the year	82,946	94,093
Reversal	(17,668)	(13,181)
Write-off	(56,159)	(52,896)
At December 31	117,553	108,434

6.6.    Loans operations portfolio
Portfolio balances by product and maturity:

2023

Credit card	3,131
Working capital	309,677
Loans operations portfolio, gross	312,808

Allowance for expected credit losses	(62,061)
Loans operations portfolio, net of allowance for expected credit losses	250,747

Current	209,957
Non-current	40,790

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.1.    Aging by maturity

2023
Balances not yet due
<= 30 days	14,376
30 < 60 days	30,670
61 < 180 days	110,957
181 < 360 days	113,323
361 < 720 days	41,573
> 720 days	61
310,960

Balances overdue by
<= 30 days	947
30 < 90 days	799
91 < 180 days	99
181 < 360 days	3
1,848

Loans operations portfolio, gross	312,808
6.6.2.    Gross carrying amount
Reconciliation of gross portfolio of loans operations, segregated by Stages:

Stage 1	2022	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	3,131	3,131
Working capital	—	(19,561)	(309)	5,369	313	310,470	296,282
	—	(19,561)	(309)	5,369	313	313,601	299,413

Stage 2	2022	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(5,369)	(970)	19,561	62	(1,089)	12,195
	—	(5,369)	(970)	19,561	62	(1,089)	12,195

Stage 3	2022	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(313)	(62)	309	970	296	1,200
	—	(313)	(62)	309	970	296	1,200

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

Consolidated 3 stages	2022	Acquisition / (Settlement)	2023

Credit card	—	3,131	3,131
Working capital	—	309,677	309,677
	—	312,808	312,808

6.6.3.    Allowance for expected credit losses of loans operations

Stage 1	2022	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	200	200
Working capital	—	(5,487)	(216)	628	27	62,624	57,576
	—	(5,487)	(216)	628	27	62,824	57,776

Stage 2	2022	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(628)	(654)	5,487	5	(765)	3,445
	—	(628)	(654)	5,487	5	(765)	3,445

Stage 3	2022	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Acquisition / (Settlement)	2023
Credit card	—	—	—	—	—	—	—
Working capital	—	(27)	(5)	216	654	2	840
	—	(27)	(5)	216	654	2	840

Consolidated 3 stages	2022	Acquisition / (Settlement)	2023

Credit card	—	200	200
Working capital	—	61,861	61,861
	—	62,061	62,061
6.7.    Financial assets from banking solutions and deposits from banking customers
As required by BACEN regulation, financial assets arising from deposits from banking customers in payment accounts must be fully deposited in government securities, and/or deposits at BACEN ("CCME").
In December 31, 2023, the Group had R$ 53,785 of payments in transit from banking customer accounts (2022 - R$ 243,782).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.    Borrowings and financing and obligations to FIDC quota holders
6.8.1.    Composition of borrowings and financing and obligations to FIDC quota holders

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	2023

Obligations to FIDC TAPSO quota holders (6.8.3.3)	CDI Rate* + 1.85%	Jul/23	Jul/24	53,103	—	53,103
Obligations to FIDC ACR FAST quota holders (6.8.3.4)	CDI Rate* + 1.12%	Jul/23	Not applicable	452,128	—	452,128
Obligations to FIDC quota holders				505,231	—	505,231

Leases (6.8.3.5)	105.1% to 151.8% of CDI Rate*	Not applicable	Jan/23 to Jun/29	30,227	143,456	173,683
Bonds (6.8.3.6)	3.95% USD	Jun/21	Jun/28	2,922	2,399,776	2,402,698
Bank borrowings (6.8.3.7)	CDI + 1.30% to CDI + 1.94% p.a.	(Several)	Up to six months	1,321,348	—	1,321,348
Receivables backed securities (6.8.3.8)	CDI + 2.28% p.a.	Sep/23	Sep/26	3,316	98,702	102,018
Debentures (6.8.3.9)	CDI + 1.95% p.a.	Nov/23	Oct/26	16,953	997,281	1,014,234
Borrowings and financing				1,374,766	3,639,215	5,013,981

				1,879,997	3,639,215	5,519,212

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	2022

Obligations to FIDC AR III quota holders (6.8.3.2)	CDI Rate* + 1.50%	Aug/20	Aug/23	952,780	—	952,780
Obligations to FIDC TAPSO quota holders (6.8.3.3)	CDI Rate* + 1.80%	Sep/19	Feb/23	22,468	—	22,468
Obligations to FIDC quota holders				975,248	—	975,248

Leases (6.8.3.5)	105.1% to 151.8% of CDI Rate*	Not applicable	Jan/23 to Jun/29	55,583	144,564	200,147
Bonds (6.8.3.6)	3.95% USD	Jun/21	Jun/28	4,007	2,583,861	2,587,868
Bank borrowings (6.8.3.7)	CDI + 0.95% p.a. to CDI + 1.44% p.a.	(Several)	Three to eighteen months	1,787,817	45	1,787,862
Borrowings and financing				1,847,407	2,728,470	4,575,877

				2,822,655	2,728,470	5,551,125

(*)     “CDI Rate” (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil, the average rate of December 31, 2023 was 13.04% (2022 – 12.38%).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.2.    Changes in borrowings and financing and obligations to FIDC quota holders

	2022	Additions	Disposals	Payment of principal	Payment of interest	Business Combination	Changes in Exchange Rates	Interest	2023

Obligations to FIDC AR III quota holders (Note 6.8.3.2)	952,780	—	—	(937,499)	(67,975)	—	—	52,694	—
Obligations to FIDC TAPSO quota holders (Note 6.8.3.3)	22,468	50,000	—	(20,000)	(3,021)	—	—	3,656	53,103
Obligations to FIDC ACR FAST quota holders (Note 6.8.3.4)	—	514,752	—	(75,004)	(2,413)	—	—	14,793	452,128
Leases (Note 6.8.3.5)	200,147	67,417	(21,225)	(72,815)	(13,764)	—	156	13,767	173,683
Bonds (Note 6.8.3.6)	2,587,303	—	—	—	(96,157)	—	(188,440)	99,992	2,402,698
Bank borrowings (Note 6.8.3.7)	1,788,427	4,088,209	—	(4,489,681)	(246,739)	—	(4,326)	185,458	1,321,348
Receivables backed securities (Note 6.8.3.8)	—	97,734	—	—	—	—	—	4,284	102,018
Debentures (Note 6.8.3.9)	—	995,676	—	—	—	—	—	18,558	1,014,234
	5,551,125	5,813,788	(21,225)	(5,594,999)	(430,069)	—	(192,610)	393,202	5,519,212

Current	2,822,655								1,879,997
Non-current	2,728,470								3,639,215

	2021	Additions	Disposals	Payment of principal	Payment of interest	Business Combination	Changes in Exchange Rates	Interest	2022

Obligations to FIDC AR III quota holders (Note 6.8.3.2)	2,206,043	—	—	(1,250,000)	(211,058)	—	—	207,795	952,780
Obligations to FIDC TAPSO quota holders (Note 6.8.3.3)	21,131	—	—	—	(1,515)	—	—	2,852	22,468
Leases (Note 6.8.3.5)	273,455	64,658	(52,913)	(85,229)	(14,600)	—	176	14,600	200,147
Bonds (Note 6.8.3.6)	2,764,610	—	—	—	(103,134)	—	(185,153)	110,980	2,587,303
Bank borrowings (Note 6.8.3.7)	2,697,641	3,499,986	—	(4,605,452)	(97,317)	4,464	—	289,105	1,788,427
Debentures (Note 6.8.3.9)	399,509	—	—	(404,317)	(17,374)	—	—	22,182	—
	8,362,389	3,564,644	(52,913)	(6,344,998)	(444,998)	4,464	(184,977)	647,514	5,551,125

Current	3,873,561								2,822,655
Non-current	4,488,828								2,728,470
6.8.3.    Description of borrowings and financing and obligations to FIDC quota holders
In the ordinary course of the business, the Group funds its prepayment business through a mix of own cash, debt and receivables sales.
6.8.3.2.    Obligations to FIDC AR III quota holders
The first series of FIDC AR III senior quotas maturing after 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. Upon its maturity on August 2023 the fund was liquidated.
6.8.3.3.    Obligations to FIDC TAPSO quota holders
In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022.
In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of TAPSO Senior Quotas.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.3.4.    Obligations to FIDC ACR FAST quota holders
This FIDC ACR FAST was issued with the Group as a sponsor as well as a quota holder. This is the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds sector. Being, an open-end fund, redemptions are settled 30 days after requested by quota holders.
6.8.3.5.    Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
6.8.3.6.    Bonds
Bonds were issued in 2021, raising USD 500 million in seven year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the tenure of the debt). The Group has entered into a hedge to protect its currency risk (Note 6.9.1).
6.8.3.7.    Bank borrowings
The Group issued bilateral unsecured term loans, with multiple counterparties and maturities up to six months. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.
6.8.3.8.    Receivables backed securities
On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three year note bearing interest at CDI + 1.30% p.a.. The CRI security is backed by commercial notes issued by Stone Pagamentos as well as STNE Participações S.A.. This is the first funding structure of the Company to access retail and with institutional investors.
6.8.3.9. Debentures
On June 12, 2019 Stone Pagamentos approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, settled on July 1, 2022. The Debentures were secured by Stone Pagamentos accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.
On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone Pagamentos and by the Company being the first corporate issuance by the Group in the Brazilian capital markets.
6.9.    Derivative financial instruments, net

	2023	2022
Cross-currency interest rate swap used as hedge accounting instrument (Note 6.9.1)	(311,445)	(190,902)
Non-deliverable forward used as economic hedge instrument (Note 6.9.2)	(4,097)	(6,395)
Call options to acquire additional interest in subsidiaries	3,553	23,983
Derivative financial instruments, net	(311,989)	(173,314)

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.1.    Hedge accounting – Financial liabilities
During 2021, the Group entered into hedge operations to protect its inaugural dollar bonds (Note 6.8.3.6), subject to foreign exchange exposure using cross-currency interest rate swap contracts. Additionally, in May 2023, the Group entered into hedge operations to protect bank borrowings (Note 6.8.3.7), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the US Dollar denominated bonds / bank borrowings due to changes in the exchange rate. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, recorded in a specific equity account, and subsequently reclassified into earnings in the same period the hedge object affects earnings, while any ineffective portion, when applicable, is immediately recognized in profit or loss. The details of the cross-currency swaps and their financial position as of December 31, 2023, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of 2023 – Asset (Liability)	Loss recognized in income in 2023(a)	Loss recognized in OCI (net of tax), in 2023(b)	Fair value as of 2022 – Asset (Liability)

50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(26,967)	(86,656)	6,784	(15,274)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(26,359)	(72,213)	6,958	(14,836)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(27,625)	(74,618)	7,215	(15,961)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(43,894)	(50,137)	9,994	(26,179)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(29,705)	(42,826)	8,998	(17,846)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(29,207)	(50,705)	16,871	(17,403)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16,495)	(21,254)	(7,334)	(10,374)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(16,573)	(16,887)	3,114	(10,455)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(37,516)	(21,703)	14,526	(24,793)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(18,487)	(20,321)	(8,295)	(12,101)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(19,391)	(17,178)	2,751	(12,917)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(19,226)	(16,181)	2,564	(12,763)
50,000	248,500	CDI + 1.80%	May 22, 2023	November 22, 2023	(13,308)	(13,308)	—	—
				Net amount	(324,753)	(503,987)	64,146	(190,902)

(a)Recognized in the statement of profit or loss, in “Financial expenses, net.” The amount recognized in 2022 was a loss of R$ 459,289.
(b)Recognized in equity, in “Other comprehensive income.” The balance in the cash flow hedge reserve as of December 31, 2023 is a loss of R$ 197,188 (2022 - loss of R$ 261,366).
In 2023 the Group paid R$ 305,990 (2022 - R$$274,407.00) for coupon on the cross-currency swaps above.
6.9.2.    Economic hedge
6.9.2.1.    Currency hedge
The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk in U.S. Dollar and Euro. The Group uses those derivatives to hedge foreign currency risk associated with two exposures: (i) the cash position it holds and (ii) certain software purchase agreements.

	2023
	Minimum Rate	Maximum Rate	Notional	Gain (loss)

NDF Dollar	4.8220	4.9400	6,460	19,116
NDF Euro	5.3208	5.3715	570	(447)

	2022
	Minimum Rate	Maximum Rate	Notional	Gain (loss)

NDF Dollar	5.1900	5.3200	65,500	25,827

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.2.2.    Interest rates hedge
The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy.

	2023
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)

Interest rate swaps (Fixed rate to CDI)	10.2%	14.3%	May/25	6,079,500	(7,328)

	2022
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)

Interest rate swaps (Fixed rate to CDI)	9.1%	14.3%	April/24	5,225,105	(9,262)
6.10.    Financial risk management
The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises as the Group’s originates assets at fixed rates (credit card prepayment and loans) and with funding through fixed and floating rates with unmatched maturities of such assets. The second risk arises from fluctuations in exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in currencies other than the Brazilian Real. The Group’s main liquidity risk in potential its inability to raise financing to continue its prepayment business, which although not a legal obligation, is a significant component of its revenues. The counterparty risk is mainly generated by the counterparties with which the Group engages for financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.
The Board of Directors has approved policies, including a counterparties policy, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.
The Group’s Financial risk management is carried out by the Risk Management Area.
6.10.1.    Credit risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments as well from its loans portfolio to customers.
The carrying amount of financial assets reflects the expected credit exposure.
6.10.1.1.    Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
6.10.1.2.    Accounts receivable from card issuers
Card issuers once accepted by the networks issue cards that when transact are processed by acquirers like us. Card issuer have different risk profiles.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The Group, with frequency associated with the availability of new information or new financial indicators of card issuers, carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to acquirers like the Group. To date, the Group has not incurred any significant loss from card issuer receivables.
6.10.1.3.    Loans designated at FVPL
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
6.10.1.4    Loans operations portfolio
Working capital and credit cards are available solely to individuals and businesses that are existing customers of the Group through acquiring.
Working capital loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.
6.10.2.    Market risk
Market risk is the risk that arises from a possible financial loss from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.
In the ordinary course of the business, the Group executes financial transactions which are subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.
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
6.10.2.1.    Interest rate risk
Short-term investments, borrowings and financing, and obligations to FIDC quota holders accrue interest at the CDI linked rates, the Brazilian benchmark floating rate and therefore incur future cash flow risks, but no fair value risks.
The Group’s interest rate risk arises from certain assets (mostly cash and equivalents, short-term investments and accounts receivables and the loans operations portfolio) and liabilities (loans, financing, obligations to FIDC) with different benchmarks (fixed or floating) and maturity dates. The Group may mitigate its exposure by executing derivative transactions in which it will collect floating rates (CDI) and pay fixed rates.
6.10.2.2.    Foreign currency risk
The Group has assets and liabilities in foreign currencies. Operations include cash and short-term investments in multiple countries in Latin American currencies, in addition to TPV processed in foreign exchange. However, significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The Global Treasury strategy is to hedge the foreign currency-denominated cash, debt and certain capital expenditures on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31, 2023 was loss of R$ (13,580) a relatively small financial result, mainly from the interest rate differential on the US Dollar/Brazilian Real, despite high relative currency volatility observed in the same period, showing a well-balanced risk management.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The bonds issued by the Group, and other debt in foreign currencies are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
The Group’s exposure to foreign currency changes for all other currencies is not material.
6.10.2.3.    Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach.
The Group conducts a study on how market variables would impact the Group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)

Interest Rates	Accounts receivables from credit card issuers, Accounts payables to clients and interest rate swaps	297	941	2,304
Foreign Currency Exchange	USD denominated asset/liabilities/derivatives	6	19	46
The VaR figures are meaningful only under normal market conditions, thereby cushioning the effects of turmoil in financial markets.
6.10.2.4    Equity price risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2023, R$ 45,702 (2022 - R$ 214,765) in listed and unlisted equity securities (Note 6.3).
6.10.3.    Liquidity risk
Cash flow forecasting is performed for the operating entities of the Group and aggregated by the Group’s finance team. The Group’s finance team monitors rolling forecasts of liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the statement of financial position date, the Group held short-term investments of R$ 3,481,496 (2022 - R$ 3,453,772) that are expected to readily generate cash inflows for managing liquidity.
The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

December 31, 2023
Deposits from banking customers	6,119,455	—	—	—
Accounts payable to clients	19,163,672	35,455	—	—
Trade accounts payable	513,877	—	—	—
Borrowings and financing	1,371,845	1,344,545	5,049,235	—
Obligations to FIDC quota holders	505,231	—	—	—
Other liabilities	119,526	160,079	250,425	—
	27,793,606	1,540,079	5,299,660	—

December 31, 2022
Deposits from banking customers	4,023,679	—	—	—
Accounts payable to clients	16,542,963	35,775	—	—
Trade accounts payable	596,044	—	—	—
Borrowings and financing	2,255,110	431,180	1,231,989	2,729,500
Obligations to FIDC quota holders	1,028,562	—	—	—
Other liabilities	145,605	268,544		—
	24,591,963	735,499	1,231,989	2,729,500
6.11.    Fraud risk
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
The Group is also exposed to potential liability if fraudulent agents use false identities to access credit and banking products, which could increase credit risk exposure as well as the liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase credit liabilities and default rates of credit solutions, and subject the Group to potential fines by regulators.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.    Financial instruments by category
6.12.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Loans operations portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solutions	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable (b)	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	571,881	—	—	571,881
	1,084,106	7,660,824	20,773,715	29,518,645

(a)Derivative financial instruments as of December 31, 2023 of R$ 311,445 (2022 – R$ 190,902) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.
(b)The amount classified as FVPL refers to loans granted to customers up to June 30, 2021 (Notes 6.5.1 and 6.10.1.3).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

December 31, 2023
Deposits from banking customers	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Borrowings and financing	5,013,981	—	5,013,981
Obligations to FIDC quota holders	505,231	—	505,231
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Borrowings and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247
6.13.    Fair value measurement
6.13.1.    Assets and liabilities by fair value hierarchy
The following table presents an analysis of financial instruments measured at fair values by fair value hierarchy level:

	2023		2022
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	3,527,198	I /II	3,668,537	I /II
Financial assets from banking solutions (b)	1,147,402	I	3,960,871	I
Accounts receivable from card issuers(c)	23,971,232	II	20,741,865	II
Trade accounts receivable(d)	—	N/A	26,866	III
Derivative financial instruments(e)	4,182	II	36,400	II
	28,650,014		28,434,539

Liabilities measured at fair value
Derivative financial instruments(e)	316,171	II	209,714	II
Other liabilities(f)(g)	410,504	III	611,279	III
	726,675		820,993

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.
(c)For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)As of December, 31, 2023, this loan was designated at FVPL with a portfolio gain of R$ 21,534 (2022 - gain of R$ 7,902). The total net cashflow effect was an inflow of R$ 48,400 (2022 - R$ 496,600). The fair value of loans are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore are classified as Level III in the faie value hierarchy.
(e)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulae explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 178,721 was recorded in the consolidated statement of financial position as of December 31, 2023 as a financial liability under Other liabilities (2022 - R$ 264,291).
As of December 31, 2023 and 2022, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
6.13.2. Fair value of financial instruments not measured at fair value
The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

	2023		2022
	Book value	Fair value	Book value	Fair value

Financial assets
Loans operations portfolio	250,747	250,877	—	—
	250,747	250,877	—	—
Financial liabilities
Accounts payable to clients	19,199,127	18,685,622	16,614,513	16,025,373
Borrowings and financing	5,013,982	4,692,866	4,575,877	4,564,864
	24,213,109	23,378,488	21,190,390	20,590,237
6.14.    Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for new opportunities.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The adjusted net cash as of December 31, 2023 and 2022 was as follows:

	2023	2022

Cash and cash equivalents	2,176,416	1,512,604
Short-term investments	3,481,496	3,453,772
Financial assets from banking solutions	6,397,898	3,960,871
Accounts receivable from card issuers	23,977,109	20,748,857
Derivative financial instruments(a)	629	12,418
Adjusted cash	36,033,548	29,688,522

Deposits from banking customers	(6,119,455)	(4,023,679)
Accounts payable to clients	(19,199,127)	(16,614,513)
Borrowings and financing(b)	(4,840,299)	(4,375,730)
Obligations to FIDC quota holders	(505,231)	(975,248)
Derivative financial instruments	(316,171)	(209,714)
Adjusted debt	(30,980,283)	(26,198,884)

Adjusted net cash	5,053,265	3,489,638

(a)Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;
(b)Borrowings and financing exclude the effects of leases liabilities recognized under IFRS 16.
Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.
The Company has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer (“CRO”), who has ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.
7.    Other assets

	2023	2022

Customer deferred acquisition costs	190,239	199,920
Prepaid expenses(a)	189,371	230,681
Salary advances	52,586	41,294
Judicial deposits	22,507	17,682
Security deposits	14,230	15,011
Convertible loans	10,527	12,328
Other	38,902	54,965
	518,362	571,881

Current	380,854	365,355
Non-current	137,508	206,526

(a)These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of December 31, 2023, the balance includes prepaid media to the Globo group of R$ 96,198 (2022 - R$ 163,065). Under the terms of the agreement the amount is available to place media until 2026.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
8.    Recoverable taxes

	2023	2022

Withholding income tax on finance income(a)	101,579	87,701
Income tax and social contribution(b)	9,584	9,872
Others withholding income tax	19,710	36,212
Contributions over revenue	544	3,410
Other taxes	14,922	13,761
	146,339	150,956

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.
9.    Income taxes
9.1.    Accounting policy
9.1.1.    Current income and social contribution taxes
Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax regulations applied are those in force on the statement of financial position date in the countries where the Group operates and generates taxable income.
The Company is domiciled in the Cayman Islands which is an income tax free jurisdiction. Income of StoneCo from some investments outside the Cayman Islands is subject to withholding taxes to the countries where the investments are based. The withholding tax rate is generally 15%, which is treated as an income tax expense as StoneCo does not currently have taxable income against to which the withheld taxes can be offset.
The combined statutory rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity individually (no consolidated tax returns).
The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax regulations, the historical nominal amount of tax losses determined in prior years can be offset against results of subsequent years at any time (i.e., do not prescribe), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.
Payments are made monthly, in anticipation of the amount which will be due by the year-end.
9.1.2.    Deferred income and social contribution taxes
Deferred tax assets or liabilities are measured based on the differences between the tax bases of assets and liabilities and the amounts reported in the statement of financial position. Deferred tax assets may be recognized for unused tax loss carryforwards.
Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate sufficient future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Company that demonstrate expectation of future taxable profits according to management projections.
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
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Deferred tax assets and liabilities are presented net in the Consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different tax jurisdictions are generally presented separately, and not on a net basis.
9.2.    Significant judgments, estimates and assumptions
Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment is required of management to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.
9.3.    Reconciliation of income tax expense
The following is a reconciliation of income tax expense starting from the reported pretax profit (loss) for the year, applying the combined Brazilian statutory rates of 34%:

	2023	2022	2021

Profit (loss) before income taxes	1,970,818	(387,290)	(1,445,554)
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	(670,078)	131,679	491,488

Additions (exclusions):
Profit (loss) from entities subject to different tax jurisdiction rates	228,953	48,594	3,931
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	10,395	(290,039)	(429,832)
Other permanent differences	(13,715)	(10,609)	4,325
Equity pickup on associates	(1,421)	(1,220)	(3,548)
Unrecorded deferred taxes	(15,966)	(33,465)	(40,165)
Prior years unrecorded deferred taxes	23,057	—	—
Unrealized gain previously held interest on acquisition	—	—	6,161
Interest payments on net equity	—	560	5,933
Use of tax losses previously unrecorded	1,099	1,292	22,492
Research and development tax benefits	59,155	10,275	4,688
Other tax incentives	8,123	3,827	2,733
Total income tax and social contribution benefit/(expense)	(370,398)	(139,106)	68,206
Effective tax rate	19%	(36%)	5%

Current income tax and social contribution	(345,813)	(292,172)	(171,621)
Deferred income tax and social contribution	(24,585)	153,066	239,827
Total income tax and social contribution benefit/(expense)	(370,398)	(139,106)	68,206

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
9.4.    Deferred income taxes by nature

	2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	2023

Assets at FVOCI	215,730	(35,786)	—	—	179,944
Losses available for offsetting against future taxable income	385,634	—	(42,321)	—	343,313
Other temporary differences	273,625	—	28,926	—	302,551
Tax deductible goodwill	69,017	—	(26,392)	—	42,625
Share-based compensation	58,815	—	64,396	—	123,211
Contingencies arising from business combinations	51,313	—	(14,993)	—	36,320
Assets at FVPL	(993)	—	993	—	—
Technological innovation benefit	(31,557)	—	22,519	—	(9,038)
Temporary differences under FIDC	(147,924)	—	(76,809)	—	(224,733)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	19,096	(1,375)	(676,215)
Deferred tax, net	179,724	(35,786)	(24,585)	(1,375)	117,978

	2021	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	2022

Assets at FVOCI	127,335	88,395	—	—	215,730
Losses available for offsetting against future taxable income	317,725	—	67,909	—	385,634
Other temporary differences	107,364	—	166,261	—	273,625
Tax deductible goodwill	111,298	—	(42,281)	—	69,017
Share-based compensation	41,150	—	17,665	—	58,815
Contingencies arising from business combinations	48,284	—	3,029	—	51,313
Assets at FVPL	(4,583)	—	3,590	—	(993)
Technological innovation benefit	(18,493)	—	(13,064)	—	(31,557)
Temporary differences under FIDC	(69,556)	—	(78,368)	—	(147,924)
Intangible assets and property and equipment arising from business combinations	(709,943)	—	28,325	(12,318)	(693,936)
Deferred tax, net	(49,419)	88,395	153,066	(12,318)	179,724
9.5.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount as of December 31, 2023 of R$ 133,710 (2022 – R$ 144,529) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.
10.    Property and equipment
10.1.    Accounting policy
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (Note 10.3). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under ¨Disposal of property and equipment¨ Pin Pads & POS held by customers that have not been used in the past 180 or 360 days, depending on the category of customer.
10.2.    Significant judgments, estimates and assumptions
Property and equipment assets include the preparation of estimates to determine the useful life for depreciation purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2023.
The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 10
Facilities	3 – 14
Property	34
Furniture and fixtures	3 – 10
Machinery and equipment	5 – 14
Vehicles and airplanes	2 – 10

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
10.3.    Changes in Property and equipment

	2022	Additions	Disposals (a)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	2023

Cost
Pin Pads & POS	1,948,382	563,884	(152,952)	—	—	—	2,359,314
IT equipment	262,405	51,743	(27,612)	8,754	165	(125)	295,330
Facilities	91,820	2,488	(20,846)	4,669	(68)	(469)	77,594
Machinery and equipment	23,521	4,241	(2,702)	—	(93)	(1,017)	23,950
Furniture and fixtures	24,150	1,025	(3,413)	960	(16)	(22)	22,684
Vehicles and airplane	27,296	49	(14)	—	(5)	(151)	27,175
Construction in progress	50,320	192	(5,167)	(14,383)	—	—	30,962
Right-of-use assets - Equipment	4,823	64	(7)	—	—	—	4,880
Right-of-use assets - Vehicles	43,794	3,785	(15,603)	—	—	—	31,976
Right-of-use assets - Offices	205,450	29,405	(56,255)	—	—	554	179,154
	2,681,961	656,876	(284,571)	—	(17)	(1,230)	3,053,019
Depreciation
Pin Pads & POS	(740,468)	(455,632)	130,694	—	—	—	(1,065,406)
IT equipment	(145,406)	(53,143)	26,027	—	—	5	(172,517)
Facilities	(37,739)	(13,671)	20,618	—	—	285	(30,507)
Machinery and equipment	(18,571)	(4,463)	2,495	—	—	500	(20,039)
Furniture and fixtures	(7,054)	(2,316)	2,560	—	—	12	(6,798)
Vehicles and airplane	(2,437)	(3,123)	51	—	—	41	(5,468)
Right-of-use assets - Equipment	(1,031)	(129)	10	—	—	—	(1,150)
Right-of-use assets - Vehicles	(21,663)	(15,988)	14,349	—	—	—	(23,302)
Right-of-use assets - Offices	(66,414)	(36,846)	36,858	—	—	467	(65,935)
	(1,040,783)	(585,311)	233,662	—	—	1,310	(1,391,122)

Property and equipment, net	1,641,178	71,565	(50,909)	—	(17)	80	1,661,897

(a)Includes Pin Pad & POS derecognized for not being used by customers after a period of time and Cappta spun-off on June 30, 2023.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	2021	Additions	Disposals	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	2022

Cost
Pin Pads & POS	1,498,271	569,895	(119,784)	—	—	—	1,948,382
IT equipment	246,543	19,807	(5,322)	—	25	1,352	262,405
Facilities	90,186	5,005	(2,949)	(285)	(137)	—	91,820
Machinery and equipment	25,776	5,445	(11,520)	186	3,610	24	23,521
Furniture and fixtures	24,754	1,123	(1,849)	1	3	118	24,150
Vehicles and airplane	43,586	97	(16,433)	87	(41)	—	27,296
Construction in progress	14,078	43,652	(7,410)	—	—	—	50,320
Right-of-use assets - Equipment	4,629	194	—	—	—	—	4,823
Right-of-use assets - Vehicles	31,547	18,171	(5,924)	—	—	—	43,794
Right-of-use assets - Offices	238,329	28,817	(61,314)	(211)	(171)	—	205,450
	2,217,699	692,206	(232,505)	(222)	3,289	1,494	2,681,961
Depreciation
Pin Pads & POS	(438,346)	(379,442)	77,320	—	—	—	(740,468)
IT equipment	(95,553)	(55,803)	5,968	—	(18)	—	(145,406)
Facilities	(25,066)	(13,497)	726	—	98	—	(37,739)
Machinery and equipment	(17,861)	(4,613)	3,792	—	111	—	(18,571)
Furniture and fixtures	(5,516)	(2,424)	890	—	(4)	—	(7,054)
Vehicles and airplane	(2,498)	(3,534)	3,593	—	2	—	(2,437)
Right-of-use assets - Equipment	(505)	(526)	—	—	—	—	(1,031)
Right-of-use assets - Vehicles	(14,187)	(13,125)	5,649	—	—	—	(21,663)
Right-of-use assets - Offices	(48,647)	(40,449)	22,682	—	—	—	(66,414)
	(648,179)	(513,413)	120,620	—	189	—	(1,040,783)

Property and equipment, net	1,569,520	178,793	(111,885)	(222)	3,478	1,494	1,641,178
10.4.    Depreciation and amortization charges
Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2023	2022	2021

Cost of services	606,639	529,793	299,240
General and administrative expenses	229,394	226,353	161,331
Selling expenses	42,148	43,879	46,798
Other income (expenses), net	—	301	—
Depreciation and Amortization charges	878,181	800,326	507,369
Depreciation charge	585,311	513,413	310,630
Amortization charge (Note 11.3)	292,870	286,913	196,739
Depreciation and Amortization charges	878,181	800,326	507,369
10.5.    Impairment test
As of December 31, 2023, 2022 and 2021, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
11.    Intangible assets
11.1.    Accounting policy
11.1.1.    Initial recognition
Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by Management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets over the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.
11.1.2.    Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2023 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.
The carrying amount of an intangible asset comprises of its cost net of accumulated amortization and any impairment losses recognized.
The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.
The amortization of intangible assets with definite lives is recognized in profit or loss as an expense consistent with the use of intangible assets.
Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.
11.1.3.    Impairment test
The Group performs the impairment test of the assets in the scope of IAS 36 - Impairment of assets when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.
Assets are tested individually, whenever possible, or allocated to CGU or group of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or group of CGUs, which are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.
The impairment test consists of a comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Impairment losses of continuing operations are recognized in the statement of profit or loss as expenses consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except for impairment losses of goodwill.
See Note 11.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.
11.2.    Significant judgments, estimates and assumptions
11.2.1.    Estimated useful lives
Accounting for intangible assets require to estimate the useful life of those assets for amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2023.
The useful lives for the intangible assets are presented below:

Estimated useful lives (years)

Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.9
Non-compete agreement	5
Licenses	1 – 5
11.2.2.    Value in use calculation in the impairment test
The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
11.3.    Changes in Intangible assets

	2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (a)	2023

Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(10,358)	(2,160)	5,634,903
Customer relationship	1,793,405	6,285	(7,934)	—	—	—	1,940	1,793,696
Trademarks and patents	551,000	1	(2)	—	—	—	—	550,999
Software	1,162,311	220,627	(62,862)	23,160	681	(11,323)	2,104	1,334,698
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	254,664	(23,716)	(23,160)	—	—	—	274,608
Right-of-use assets - Software	88,254	34,163	(71,859)	—	—	—	—	50,558
	9,340,909	515,740	(166,373)	—	681	(21,681)	1,884	9,671,160
Amortization
Customer relationship	(278,032)	(70,690)	4,741	—	—	—	—	(343,981)
Trademarks and patents	(10,816)	(9,404)	1	—	—	—	—	(20,219)
Software	(337,935)	(184,397)	43,581	—	—	4,588	—	(474,163)
Non-compete agreement	(7,751)	(5,083)	—	—	—	—	—	(12,834)
Operating license	(6,108)	(16)	451	—	—	—	—	(5,673)
Right-of-use assets - Software	(67,935)	(23,280)	71,844	—	—	—	—	(19,371)
	(708,577)	(292,870)	120,618	—	—	4,588	—	(876,241)

Intangible assets net	8,632,332	222,870	(45,755)	—	681	(17,093)	1,884	8,794,919

(a) More details in Note 23.3.

	2021	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	2022
Cost
Goodwill - acquisition of subsidiaries	5,591,489	—	(22,774)	—	—	(12,111)	90,817	5,647,421
Customer relationship	1,747,444	21,075	(4,015)	—	—	(152)	29,053	1,793,405
Trademarks and patents	262,036	—	—	—	—	—	288,964	551,000
Software	1,066,470	207,086	(170,997)	17,117	1,754	(4,480)	45,361	1,162,311
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	12,443	—	(6,073)	—	—	(696)	—	5,674
Software in progress	43,960	43,115	(3,138)	(17,117)	—	—	—	66,820
Right-of-use assets - Software	72,463	16,728	(937)	—	—	—	—	88,254
	8,822,329	288,004	(207,934)	—	1,754	(17,439)	454,195	9,340,909
Amortization
Customer relationship	(217,090)	(73,897)	9,650	—	—	3,305	—	(278,032)
Trademarks and patents	(6,908)	(3,908)	—	—	—	—	—	(10,816)
Software	(264,399)	(174,358)	100,754	—	—	68	—	(337,935)
Non-compete agreement	(1,106)	(6,645)	—	—	—	—	—	(7,751)
Operating license	(10,854)	(3,801)	6,073	—	—	2,474	—	(6,108)
Right-of-use assets - Software	(44,454)	(24,304)	823	—	—	—	—	(67,935)
	(544,811)	(286,913)	117,300	—	—	5,847	—	(708,577)

Intangible assets, net	8,277,518	1,091	(90,634)	—	1,754	(11,592)	454,195	8,632,332

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
11.4.    Impairment test
As of December 31, 2023, and 2022, there were no indicators of impairment of finite-life intangible assets.
The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2023, the Group defined four CGUs, for which significant goodwill had been allocated to two of them, as follows:

		As of October 31, 2023
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services.	444,140	14,497

CGU 2 – Software	This CGU includes the technology offering new solutions to customers related to the technology platform of the Group.	5,147,296	248,422

CGUs 3 and 4	Composed by other smaller CGUs defined as separate CGUs due to the specific service provided to customers which generate cash flows that are largely independent of the other Group’s CGUs.	44,535	2,962
The Group performed its annual impairment test as of October 31, 2023 (2022 – November 30) which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs. As from 2023, the Group changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets from November 30 to October 31 in order to better align the date with the timing of Company’s financial budgeting and forecasting cycle and to allow more time from the date of the test to the date of approval of financial statements.
The recoverable amount of the Group’s CGUs as of October 31, 2023 and as of November 30, 2022 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2023 and 2022.
The key assumptions considered in value in use calculation for all of the Group’s CGUs are as follows:
•Free cash flow to equity for the five years forecasted period.
•Average annual growth rate of the free cash flows over the five-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.
•Considered a pre-tax discount rate applied to discount future cash flows of between 11.73% and 13.75% (2022 – between 12.16% and 14.39%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.
•Considered a perpetuity growth rate of 6.00% (2022 – 6.00%), based on long-term local inflation and real growth.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 10% in the value of the expected synergies between the CGU 1 – Financial services and the CGU 2 – Software, which impacts the free cash flow of those CGUs; (ii) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (iii) an increase of 100 basis points in the pre-tax discount rate; and (iv) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis results did not indicate an impairment loss on the CGUs carrying amounts, except for the CGU 2 – Software in the scenario (iii) as described as follows.
The recoverable amount of the CGU 2 – Software exceeds it carrying amount by R$ 1,086,957. The Group would recognize an impairment loss of R$ 193,551 on goodwill allocated to this CGU if the pre-tax discount rate increased from 11.73% to 12.73%. A pre-tax discount rate up to 12.56% would not result in an impairment loss.
12.    Taxes payable

	2023	2022

Income tax (IRPJ and CSLL)(a)	366,366	223,764
Contributions over revenue (PIS and COFINS)(b)	76,719	51,065
Withholding income tax	43,238	27,582
Taxes on services (ISS)(b)	13,367	11,702
Withholding taxes from services taken(c)	5,392	6,802
Other taxes and contributions	9,217	8,190
	514,299	329,105

(a)Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2023, the amount of R$ R$ 356,599 (R$ 208,939 on December 31, 2022) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).
(b)PIS/COFINS and ISS are measured based on the revenues of the Brazilian entities of the Group and are recognized as a deduction to gross revenue.
(c)Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.
13.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
The following transactions were carried out with related parties:

	2023	2022	2021

Sales of services
Associates (legal and administrative services)(a)	153	86	23
Entity controlled by management personnel(b)	6	3	10
	159	89	33
Purchases of goods and services
Entity controlled by management personnel(b)	—	—	(1,531)
Associates (transaction services)(c)	(3,207)	(1,800)	(1,119)
Service provider	—	—	(440)
	(3,207)	(1,800)	(3,090)

(a)Related to services provided to Trinks.
(b)Related to consulting and management services with Genova Consultoria e Participações Ltda., travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund.
(c)Related mainly to expenses paid to Trinks, RH Software, APP and Tablet Cloud for consulting services, marketing expenses, sales commissions and software license to new customer’s acquisition.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2023, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Deposits from banking customers is R$ 253 (2022 – R$ 86).
13.1.    Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2023	2022

Loans to associate	2,512	3,932
Receivables from related parties	2,512	3,932
Comparative balances have been revised and certain balances due by parties at December 31, 2022 were no longer considered related parties.
As of December 31, 2023, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
13.2.    Key management personnel compensation
Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2023 and 2022, compensation expense was as follows:

	2023	2022	2021

Short-term benefits	64,904	45,169	13,621
Share-based payments (Note 20.4)	86,215	64,038	29,332
	151,119	109,207	42,953
14.    Provision for contingencies
14.1. Accounting policy
Some entities of the Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.
14.2. Significant judgments, estimates and assumptions
As the litigation portfolio matures, the estimation of litigation outcomes is refined to assess the mores significant legal settlements. During 2023 two changes were introduced to the estimation methods:
March 2023 - The previous approach disclosed possible losses based solely on the total amount claimed in both civil and labor disputes. In March, 2023, a more sophisticated methodology was used that considers actual losses incurred by in similar cases. Under the revised criteria possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed, and as a result, total possible civil and labor contingencies disclosed were reduced.
December of 2023 - The previous criteria considered a loss to be probable on a case-by-case basis which generally occurred once an adverse decision had been handed down for that lawsuit. In December 2023, the criteria was modified for individually non-significant lawsuits of a similar nature. Under the revised methodology, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, the Group continues to assess the probability and the amount of the losses considered probable on a case-by-case basis.
14.3.    Probable losses, provided for in the statement of financial position
The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	29,460	8,759	9,491	47,710
Reversals	(13,471)	(1,654)	(13,736)	(28,861)
Interest	2,030	1,239	16,208	19,477
Payments	(8,305)	(267)	(1,227)	(9,799)
Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	46,723	38,533	23,607	108,863
Reversals	(22,598)	(24,624)	(55,816)	(103,038)
Interest	3,846	3,218	19,613	26,677
Payments	(17,433)	(1,882)	(14,697)	(34,012)
Balance as of December 31, 2023	35,862	39,705	133,299	208,866
14.3.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 18,556 as of December 31, 2023 (2022 - R$ 15,082) and (ii) banking, totaling R$ 12,559 as of December 31, 2023 (2022 - R$ 6,355).
14.3.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
14.4.    Possible losses, not provided for in the statement of financial position
The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
the advice of the legal counsel, for which no provision was recognized:

	2023	2022

Civil (a)	50,762	178,809
Labor (a)	2,179	238,523
Tax	181,163	140,658
Total	234,104	557,990

(a) Change in methodology (Note 14.2).
14.4.1.    Civil lawsuits
The Group is a party to several legal actions arising from its ordinary course of business. In this regard, civil lawsuits have been categorized according to the Group’s primary business domains, namely: (i) acquiring, amounting to R$ 9,239 as of December 31, 2023 (2022 - R$ 89,466); (ii) banking, amounting to R$ 672 as of December 31, 2023 (2022 - R$ 73,198); (iii) credit, amounting to R$ 1,481 as of December 31, 2023 (2022 - R$ 6,808) and (iv) software, amounting to R$ 28,412 as of December 31, 2023 (2022 - R$ 5605).
For the acquiring business, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$ 10,706 as of December 31, 2023 (2022 - R$ 10,309). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 25,596 as of December 31, 2023 (2022 - R$ nil).
14.4.2. Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically concern revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Company’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
14.4.3. Tax litigations
The nature of the tax litigations is summarized as follows:
An action for annulment of tax debts regarding the tax assessment issued by the State tax authorities alleging that the Group would have leased equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations are analogous to telecommunications services and therefore would be subject to State tax at the rate of 25% plus a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of December 31, 2023, the updated amount recorded as a probable loss is R$ 27,937 (2022 - R$ 24,715), and the amount of R$ 29,727 (2022 - R$ 28,130) is considered as a possible loss (contingency arising from the acquisition of Linx).
During 2002 and 2023, the Group received tax assessments issued by a municipal tax authority related to the allegedly insufficient payment of tax on services rendered. As of December 31, 2023, the updated amount of the claims is R$ 129,141 (2022 - R$ 93,605). The cases, classified as possible losses, are being challenged at the administrative level of the court.
14.5.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2023 is R$ 22,507 (2022 - R$ 17,682), which are included in Other assets in the non-current assets.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
15.    Equity
15.1.    Authorized capital
On December 31, 2023 and 2022, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
15.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
The changes in the number of shares during 2023, 2022 and 2021 are summarized below:

	Number of shares
	Class A	Class B	Total

At December 31, 2021	266,490,063	46,041,185	312,531,248
Conversions	27,292,415	(27,292,415)	—
Vested awards(a)	342,351	—	342,351
At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards(b)	1,373,921	—	1,373,921
At December 31, 2023	295,498,750	18,748,770	314,247,520

(a)In 2022 the Company delivered 226,691 RSUs, through the issuance of shares. Additionally, 115.66 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.
(b)In 2023 the Company delivered1,373,921.00 shares, due to vesting of RSUs.

15.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
As of December 31, 2022, there was a reduction in treasury shares mainly due to: (a) the acquisition of Reclame Aqui, in which the company transferred, 1,977,391 class A common shares, previously held in treasury, to some of the selling shareholders; (b) the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui; (c) delivery of vested awards of 281,359; and (d) other movements of 132,608.
On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Following the New Repurchase Program concluded in early November 2023, on November 9, 2023 the R$ 292,745 was used to repurchase shares. As a result, the Company's Board of Directors approved an additional share repurchase program. Under this program, the Company may repurchase up to R$ 1 billion in Class A common shares (“Additional Share Repurchase Program”).
As of December 31, 2023 the Company holds 5,311,421 Class A common shares in treasury (December 31, 2022 - 233,772). The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin, which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards (Note 20.4.1); (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.
15.4.    Incentive shares
In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, which entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of shares.
Incentive Shares are subject to a 10-year lock-up period; after that the shares are free and clear for transfer. If a participant ceases employment for any reason before the end of the 10-year lock-up period, the Company has the right (but not the obligation) to acquire the shares for the price originally paid by the participant less an applicable discount.
The incentives shares granted were classified and recognized as equity settled transaction. During 2023 and 2022, there were no repurchases of Class A common shares. The participants of the plan were granted 5,321.769 Incentive Shares. At December 31, 2023, there were still 325,407 shares subjected to the lock-up period (2022 - 488,107).
15.5. Other comprehensive income
Other comprhensive income (“OCI”) represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2023 and 2022:

	2023	2022

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Exchange differences on translation of foreign operations	(41,266)	(18,243)
Accounts receivable from card issuers at fair value	(348,529)	(413,398)
Unrealized loss on cash flow hedge	(197,188)	(261,366)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Fair value of equity instruments designated at fair value	254,353	252,441
Effects of hyperinflationary accounting	12,181	7,865
Total	(320,449)	(432,701)
16.    Earnings (loss) per share
16.1 Accounting policy
Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the controlling shareholders by the weighted average number of common shares outstanding during the year.
Diluted earnings (loss) per share considers the number of shares outstanding for the purposes of Basic earnings (loss) plus (when dilutive) the number of potentially issuable shares computed following the treasury stock method, as required by IAS 33. All numbers of shares for the purpose of earning per share are the weighted average during each period presented.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
For share-based transactions, a calculation is done to determine the number of shares that could have been acquired at fair value, considering the difference between (i) the number of shares issuable, reduced by the number of shares that could be purchased at the weighted average quoted market price during the period, with (ii) the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments.
The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed.
16.2 Numerator of earnings (loss) per share
In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2023	2022	2021

Net income (loss) attributable to controlling shareholders	1,592,065	(519,417)	(1,358,813)
Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)
In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	2023	2022	2021

Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)
Adjustments for expenses (revenues) related to potential common shares included in the net income attributable to controlling shareholders(a)	(79,062)	—	—
Numerator of diluted EPS	1,513,003	(519,417)	(1,358,813)

(a)Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions (Note 24.3). However, due to the loss for the year ended December 31, 2022 and 2021, these instruments have a non-diluting effect, therefore, they were not considered in the total numerator of diluted loss per share.
16.3 Basic and Diluted earnings (loss) per share
The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2023, 2022 and 2021 (in thousands except share and per share amounts):

	2023	2022	2021

Numerator of basic EPS	1,592,065	(519,417)	(1,358,813)

Weighted average number of outstanding shares	312,574,647	311,880,008	308,905,398
Weighted average number of contingently issuable shares with conditions satisfied	12,941	—	—
Denominator of basic EPS	312,587,588	311,880,008	308,905,398

Basic earnings (loss) per share - R$	5.09	(1.67)	(4.40)

Numerator of diluted EPS	1,513,003	(519,417)	(1,358,813)

Denominator of basic EPS	312,587,588	311,880,008	308,905,398
Share-based instruments(a) (Note 16.3.1)	6,679,569	—	—
Denominator of diluted EPS	319,267,157	311,880,008	308,905,398

Diluted earnings (loss) per share - R$	4.74	(1.67)	(4.40)

(a)Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the years ended December 31, 2022 and 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
16.3.1 Detail of potentially issuable common shares for purposes of Diluted EPS
For the year ended 2023 the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

2023

Shares issuable under share-based payment plans for which performance conditions have already been met	13,578,978
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(8,944,168)
Other total weighted average shares potentially issuable for no additional consideration	2,044,759
Share-based instruments	6,679,569
17.    Revenue and income
17.1.    Accounting policy
17.1.1.    Revenue from contracts with clients
Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group applies the following five steps:
•Identification of the contract with a client;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when or as the entity satisfies a performance obligation.
Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.
The revenue from contracts with clients of the Company is presented as follows.
17.1.1.1. Transaction activities and other services
For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognize the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks. The Group does not bear the significant risks and rewards, being an agent in those services as follows:
•The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•The Group has no latitude to establish the assessment and interchange fees applied to card issuers and payment scheme networks. The Group generally has the right to increase its merchant discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;
•The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and
•The Group does not bear the credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.
Other services mainly comprises:
•Membership fee from customers is charged at one time for specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. Revenue is recognized at agreement inception when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;
•Fees charged to customers for services relate to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by the Company), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transactions date.
17.1.1.2. Subscription services and Equipment rental
For software solution and equipment rental the Group’s core performance obligations are to provide: (a) recurring subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based, where the client has no right to end the contract and become the owner of the software, and revenues related to technological support, help desk, equipment rental and software hosting services; (b) non-recurring services, such as implementation services, personalization, training, and other services; and (c) operating leases of electronic capture equipment to clients.
The Group has concluded that it is the principal for purposes of its revenue arrangements, because it controls the services before transferring them to the client.
The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).
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
17.1.1.3. Contracts with multiple performance obligations
The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct (e.g., setup services and subscription fees in the same contract). When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

17.1.1.4. Costs to obtain and fulfill a contract
The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2023, the Group had a carrying amount of R$ R$ 190,239 (2022 – R$ 199,920) recognized under Other assets and R$ R$ 110,035 (2022 – R$ R$97,982 and 2021 – 101,008) as amortization recognized in the statement of profit or loss.
17.1.2.    Financial income
Comprised mainly of:
•discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full when the amount is prepaid to the client;
•interest income over floating account balances; and
•interest income on loans.
A loans is considered in default if there is any indication that it will not be fully honored even if the loan is not in arrears.
Loans classified as Stage 1 or 2 have interest income recognized by applying the EIR to the gross carrying amount of the asset. Once loans are classified as Stage 3, differently from Stage 1 or 2, interest income is recognized by applying the EIR to the amortized cost balance (net of the corresponding allowance for expected credit losses) rather than to the gross carrying amount. If a loan impaired is subsequently cured, it is transferred from Stage 3, back to Stage 2 or Stage 1, or to stage 1, previously unrecognized interest is recognized in profit or loss.
17.1.3.    Other financial income
Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.
17.1.4.    Deferred revenue
The Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. If billed amounts exceed services rendered plus recognized revenue, the difference is recorded in the statement of financial position as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities.”
The Group records deferred revenue for services paid by the clients but which have not yet been completed under the contract which are recognized in the statement of financial position as deferred revenue under “Other liabilities”.
The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss once the promised services are executed.
17.1.5.    Sales taxes
Revenues, expenses and assets are recognized net of sales tax, except;
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, they are recognized as part of the cost of acquiring the asset or expense item, as applicable;
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

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”)(a)	0.65% - 1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”)(a)	3.00% - 7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”)(b)	2.00% - 5.00%	2.00% - 5.00%,	—
Social security levied on gross revenue (“INSS”)(c)	4.50%	—	—

(a)PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 17.3) against tax liabilities, the Company acts as the tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 8) and are offset on a monthly basis against Taxes payable (Note 12) and presented net, as the amounts are due to the same tax authority.
(b)ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 17.3 ) against tax liabilities, as the Company acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.
(c)INSS is a social security charge usually levied on employees' wages. Companies in some economic sectors can calculate INSS based on their revenues. The subsidiaries Linx Sistemas, Equals, Hiper, Buy4, Vitta Tecnologia em Saúde S.A. and Questor have this option to pay INSS at a rate of 4.50% on gross revenue when this is a more favorable basis compared to social security tax on payroll regime.

17.2. Significant judgments, estimates and assumptions
17.2.1. Expected life of merchants
The Company estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.
The estimate is revised annually, and is related to the average time expected for the merchants to process transactions with the Group, over the customers' life cycles.
17.3.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment are recognized at a point in time. All other revenue and income are recognized over time.
Net revenue from transaction activities and other services includes R$ 315,919 of membership fees (2022 - R$ $230,584.00 and 2021 - R$ 132,007) and R$ 113,897 of registry business fee (2022 - R$ 164,280 and 2021 - R$ 110,821).
18.    Expenses by nature

	2023	2022	2021

Personnel expenses (Note 20.3)	2,731,089	2,508,567	1,489,245
Transaction and client services costs(a)	1,279,366	1,069,082	810,219
Depreciation and amortization (Note 10.4)	878,181	800,326	507,369
Marketing expenses and sales commissions(b)	772,910	632,137	420,818
Third party services	261,281	332,081	305,517
Mark-to-market on equity securities designated at FVPL (Note 6.3(b))	(30,574)	853,056	1,264,213
Other	188,288	262,658	192,439
Total	6,080,541	6,457,907	4,989,820

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
19.    Financial expenses, net

	2023	2022	2021

Finance cost of sale of receivables (Note 22.4)	3,195,130	2,463,298	690,344
Bonds (Note 6.8.2 e 6.9.1)	402,231	385,681	118,560
Other interest on borrowings and financing (Note 6.8.2)	293,210	548,009	381,916
Foreign exchange (gains) and losses	(13,580)	(3,958)	(4,368)
Other	122,474	121,709	82,606
Total	3,999,465	3,514,739	1,269,058
20.    Employee benefits
The Group offers a combination of fixed and variable compensation, each part of the mix defined based on the nature, scope and seniority of the different job positions, aligned to market practices.
Fixed compensation is payable in cash while variable compensation is paid in cash and/or by granting share-based instruments (as described below). Whereas the variable compensation for sales and operations teams is paid monthly or quarterly in cash, other teams are paid on an annual basis, which consists of a combination of cash payments (“cash bonus”) and share-based instruments with a four-year vesting schedule (“equity bonus”). The Group may also grant incentives as part of a hiring package to attract specific talent to the senior management team.
The Group have occasionally granted share-based instruments on an individual or collective basis to reward extraordinary performance (Special Recognition Equity Awards). Such special recognition equity awards are not part of the goals-based variable compensation but rather are granted unilaterally by the Company and have a vesting schedule and /or performance conditions defined on an ad-hoc basis.
The annual “equity bonus,” hiring bonus and special recognition equity awards are part of the Long-Term Incentive Plan (¨LTIP¨) that enables the grant of share-based instruments to employees and other service providers with respect to the Class A common shares.
20.1.    Accounting policy
20.1.1.    Short-term obligations
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
20.1.2.    Share-based payment
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy described above.
The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period when the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the extent to which the vesting period has elapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of the instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
conditions attached to an instrument, but without an associated service requirement, are considered to be non-vesting conditions.
The dilutive effect of outstanding share-based instruments is reflected as additional share dilution in the computation of diluted earnings per share (Note 16).
20.1.3.    Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing payable in cash for each individual is determined based on the following factors: adjusted net income, corporate goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
20.2.    Significant judgments, estimates and assumptions
20.2.1.    Share-based payment
Estimating fair value for share-based instruments requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Group uses the following methodologies to estimate fair value:
•estimation of fair value based on equity transactions with third parties close to the grant date; and
•other valuation techniques including option pricing models such as Black-Scholes.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.
20.3.    Employee benefits expenses

	2023	2022	2021

Wages and salaries	1,923,480	1,727,760	1,055,959
Social security costs	335,081	353,789	258,488
Profit-sharing and annual cash bonus	221,289	213,942	61,629
Share-based payments	251,239	213,076	113,169
	2,731,089	2,508,567	1,489,245
20.4.    Share-based payment plans
As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).
The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,300 employees (circa. 8.5% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (circa. 1.3% of total employees) currently have instruments outstanding.
While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Company level performance goals. Whereas all PSUs vestings are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.
As of December 31, 2023 there are no instruments currently exercisable.
The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2023, 2022 and 2021.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	Equity
	RSU	PSU	Options	Total

Number of shares
Balance as of December 31, 2021	6,585,148	4,070,000	32,502	10,687,650
Granted	6,171,570	4,606,897	12,657	10,791,124
Issued	(700,092)	—	—	(700,092)
Cancelled	(549,405)	(1,356,530)	—	(1,905,935)
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	5,293,655	1,141,273	—	6,434,928
Issued	(2,149,169)	—	—	(2,149,169)
Cancelled	(2,222,150)	(156,592)	—	(2,378,742)
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
20.4.1.    Restricted share units ("RSU")
RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4),with a weighted average vesting period of 2.9 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.
Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value(a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018(b)	From 4 to 10 years of service	R$ 88.80	2.0	1,507,070
2019	From 5 to 10 years of service	R$ 136.08	1.4	12,997
2020	From 5 to 10 years of service	R$ 163.18	4.1	180,012
2021	From 1 to 10 years of service	R$ 348.49	4.9	1,153,100
2022	From 1 to 10 years of service	R$ 49.56	2.3	5,659,123
2023	From 1 to 9 years of service	R$ 52.22	2.8	3,917,255
				12,429,557

(a) Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
(b)All performance conditions related with this grant were already satisfied.

20.4.2.    Performance share units ("PSU")
PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a weighted average vesting period of 2.7 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.
The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the historical stock price of the Company and relevant peers. To estimate the number of awards that are considered vested for accounting purposes the calculation considers exclusively whether the service condition is met but TSR target attainment is ignored. If TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.
Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value		Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards

2021	5 years of service and achievement of a specified TSR	R$	26.74	71.8%	0.82%	2.4	2,849,000
2022	From 2 to 5 years of service and achievement of a specified TSR	R$	2.71	76.5% to 83.3%	2.18%to 4.34%	2.7	4,602,578
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$	4.06	73.8% to 83.4%	3.95% to 5.60%	2.9	853,470
							8,305,048
20.4.3.    Options
The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.
Information on the stock options is summarized as follows (amounts in R$ and in USD):

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	50.00%	0.5 to 5.5	12,657	USD 24.00	39,999
2019	From 3 to 5 years of service	R$ 81.71	69.80%	1.5	1,935	USD 30.00	5,160
							45,159
20.4.4.    Share-based payment expenses
The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 251,239 (2022 - R$ 213,076 and 2021 - R$ 113,169).
20.5.    Labor and social security liabilities

	2023	2022

Accrued annual payments and related social charges	435,915	398,891
Labor liabilities and related social charges	114,135	105,550
Total labor and social security liabilities	550,050	504,441
Current	515,749	468,599
Non-current	34,301	35,842

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
21.    Transactions with non-controlling interests
The main transactions of non-controlling interests with the controlling shareholders were:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to controlling shareholders	Consideration paid or payable to non-controlling interests

Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	—	—	—
Sale of subsidiary (b)	—	(1,220)	—	(1,220)
Non-controlling interests arising on a business combination (c)	—	50,252	—	—
For the year ended December 31, 2021	(229,607)	(28,879)	308,411	229,280

Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (d)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (e)	—	3,849	—	—
For the year ended December 31, 2022	(60)	(17,079)	—	2,829

Transactions between subsidiaries and shareholders:
Equity transaction with non-controlling interests	—	49	—	—
Equity transaction related to put options over non-controlling interest	—	(3,904)	—	—
For the year ended December 31, 2023	—	(3,855)	—	—

(a)On January 28, 2021, the Group acquired all the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction executed through a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE Participações S.A. shares paid part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE Participações S.A. shares delivered to Bellver was based on STNE Participações S.A. volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.
(b)On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet Soluções para Restaurante S.A. (“Linked Gourmet”) shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet’s shareholder group. The amount of R$1,219 refers to the 41.9% held by non-controlling shareholders.
(c)Arising from the business combination among the Group and: SimplesVet – R$12,424, VHSYS – R$19,858, Questor – R$8,233, Sponte – R$1,765, Creditinfo Caribbean - R$5,505 and MLabs – R$2,465.
(d)On October 18, 2022, the Group lost control of its subsidiary StoneCo CI following a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on StoneCo CI is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of StoneCo CI. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, STNE Par fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.
(e)Arising from the business combination Reclame Aqui and Hubcount.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
22.    Other disclosures on cash flows
22.1.    Non-cash operating activities

	2023	2022	2021

Fair value adjustment on loans designated at FVPL	(127,137)	(326,491)	(1,306,205)
Fair value adjustment on equity securities designated at FVPL (Note 6.3 (b)).	30,574	(853,056)	(1,264,213)
Fair value adjustment in financial instruments designated at FVPL	(96,563)	(1,179,547)	(2,570,418)

Changes in the fair value of accounts receivable from card issuers	(98,283)	253,181	303,156
Fair value adjustment on equity instruments/listed securities designated at FVOCI	1,912	(6,971)	216,465
22.2.    Non-cash investing activities

	2023	2022	2021

Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	67,417	63,910	92,802
22.3.    Non-cash financing activities

	2023	2022	2021

Unpaid consideration for acquisition of non-controlling shares	725	1,498	1,823
Settlement of loans with private entities	—	—	748,297
Shares of the Company delivered at Reclame Aqui acquisition	—	169,864	—
22.4.    Interest income received, net of costs

	2023	2022	2021

Interest income received on accounts payable to clients	5,962,063	4,521,948	2,269,214
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(3,195,130)	(2,463,298)	(690,344)
Interest income received, net of costs	2,766,933	2,058,650	1,578,870

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
22.5.    Property and equipment, and intangible assets

	2023	2022	2021

Additions of property and equipment (Note 10.3)	(656,876)	(692,206)	(1,086,113)
Additions of right of use (IFRS 16) (Note 10.3)	33,254	47,182	87,176
Payments from previous year	(176,835)	(51,614)	(33,353)
Purchases unpaid at year end	65,348	176,835	51,614
Prepaid purchases of POS	(1,135)	102,070	(102,314)
Purchases of property and equipment	(736,244)	(417,733)	(1,082,990)

Additions of intangible assets (Note 11.3)	(515,740)	(288,004)	(264,646)
Additions of right of use (IFRS 16) (Note 11.3)	34,163	16,728	5,626
Payments from previous year	(6,593)	(41,898)	—
Purchases unpaid at year end	14,117	6,593	41,898
Capitalization of borrowing costs	—	1,069	592
Issuance of shares for acquisition of assets	—	—	849
Purchases and development of intangible assets	(474,053)	(305,512)	(215,681)

Net book value of disposed assets (Notes 10.3 and 11.3)	96,664	202,519	161,902
Net book value of disposed Leases	(21,225)	(52,164)	(14,474)
Loss on disposal of property and equipment and intangible assets	(66,200)	(25,347)	(136,104)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	—	(61,316)	—
Disposal of Linked's property, equipment and intangible assets, including goodwill	—	—	(11,224)
Disposal of Cappta property, equipment and intangible assets	1,767	—	—
Outstanding balance	(10,470)	(36,684)	—
Proceeds from disposal of property and equipment and intangible assets	536	27,008	100
23.    Business combinations
23.1.    Accounting policy
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
Subsequent to the initial recognition of property and equipment and intangible assets identified, the Company records the depreciation and amortization over the useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.
Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
Any contingent consideration to be transferred by the acquirer is recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability is recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.
Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less than any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (Note 11.4).
23.2.    Significant judgments, estimates and assumptions
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.
23.3.    Acquisitions in 2022 – assessments concluded in 2023
In 2022, the Group, through its subsidiary Questor acquired control of Hubcount. The acquisition of this company was measured in 2022 based on preliminary assessments and included in the December 31, 2022 consolidated financial statements. The assessments were completed in the first quarter of 2023. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2022) and the final assessments are presented below.
23.3.1.    Financial position of the businesses acquired
The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.1.1. Hubcount

Fair value	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on December 31, 2023)

Cash and cash equivalents	36	—	36
Trade accounts receivable	235	—	235
Recoverable taxes	42	—	42
Property and equipment	205	—	205
Intangible assets - Customer relationship(a)	—	1,940	1,940
Intangible assets - Software(a)	—	2,104	2,104
Other assets	460	—	460
Total assets	978	4,044	5,022

Trade accounts payable	79	—	79
Labor and social security liabilities	313	—	313
Taxes payable	41	—	41
Deferred tax liabilities	—	1,375	1,375
Other liabilities	87	—	87
Total liabilities	520	1,375	1,895

Net assets and liabilities(b)	458	2,669	3,127
Consideration paid (Note 23.3.3)	10,615	509	11,124
Goodwill	10,157	(2,160)	7,997

(a)The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 23.3.2.
(b)The net assets recognized in the December 31, 2022 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Hubcount. The valuation had not been completed by the date the 2022 financial statements were approved for issue by the Board of Directors. In the first quarter of 2023, the valuation was completed.
23.3.2.    Intangible assets recognized from business combinations
The assumptions used in the measurement of fair value of intangible assets identified in the business combination are as below.
23.3.2.1. Customer relationship

Hubcount

Amount	1,940
Method of evaluation	MEEM (*)
Estimated useful life (a)	7 years, 2 months
Discount rate (b)	15.3%
Source of information	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)
(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.2.2. Software

Hubcount

Amount	2,104
Method of evaluation	Relief from royalties
Estimated useful life(a)	5 years
Discount rate(b)	15.3%
Source of information	Historical data
(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
23.3.3.    Consideration paid
The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.
23.3.3.1.    Hubcount

	Preliminary amounts (as presented on December 31, 2022)	Adjustments	Final amounts (as presented on December 31, 2023)

Cash consideration paid to the selling shareholders	7,500	—	7,500
Cash consideration to be paid to the selling shareholders	3,000	(341)	2,659
Call option	—	(1,534)	(1,534)
Non-controlling interest in the acquiree	115	667	782
Contingent consideration(a)	—	1,717	1,717
Total	10,615	509	11,124

(a)Refers to contingent consideration that may be paid in 2024, based on predetermined formulae which consider mainly the net revenue of Hubcount for 2023.
24.    Segment information
24.1.    Accounting policy
In line with the strategy and organizational structure of the Group, two reportable segments, “Financial Services” and “Software” and certain non-allocated activities, are presented:
•Financial services: Comprised of the financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.
•Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The Group used and continues to use Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”) about the performance of each segment.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
The measurement of Adjusted net income (loss) from January 1, 2023 no longer excludes share-based compensation expenses in the segmented statement of profit or loss. Also, from April 1, 2022 it no longer excludes bond issuance expenses in the segmented statement of profit or loss. Hence, the statement of profit or loss as from January 1, 2023 include the share-based and bond issuance expenses in the segmented Statement of Profit or Loss. Information of prior periods have been retroactively adjusted to reflect the new criteria as presented below. The effect in Adjusted net income (loss) of no longer excluding share-based compensation expenses from January 1, 2023 to December 31, 2023 amounts to R$ 31,487.
24.2.    Segmented Statement of Profit or Loss

	2023
	Financial Services	Software	Non allocated

Total revenue and income	10,495,422	1,492,206	67,375

Cost of services	(2,309,021)	(670,878)	(2,859)
Administrative expenses	(729,204)	(290,494)	(32,676)
Selling expenses	(1,373,202)	(304,448)	(20,626)
Financial expenses, net	(3,902,800)	(50,383)	(930)
Other income (expenses), net	(383,150)	(25,652)	(481)
Total adjusted expenses	(8,697,377)	(1,341,855)	(57,572)

Loss on investment in associates	(4,608)	446	(17)
Adjusted profit before income taxes	1,793,437	150,797	9,786

Income taxes and social contributions	(356,803)	(36,953)	(2,768)
Adjusted net income for the year	1,436,634	113,844	7,018

	2022
	Financial Services	Software	Non allocated

Total revenue and income	8,083,548	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,426,148)	(56,176)	(1,067)
Other income (expenses), net	(296,785)	(18,267)	(24,659)
Total adjusted expenses	(7,596,493)	(1,303,935)	(98,371)

Loss on investment in associates	(409)	(1,355)	(1,825)
Adjusted profit (loss) before income taxes	486,646	114,551	(14,641)

Income taxes and social contributions	(124,857)	(49,811)	(1,352)
Adjusted net income (loss) for the year	361,789	64,740	(15,993)

Additional information:
Share-based compensation, net of tax	112,772	2,124	101
Bond expenses	80,559	—	—
Previously reported adjusted net income (loss) for the year (as reported in the year)	555,120	66,864	(15,892)

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

	2021
	Financial Services	Software	Non allocated

Total revenue and income	4,090,995	686,267	46,499

Cost of services	(1,328,281)	(370,854)	(14,693)
Administrative expenses	(439,683)	(180,819)	(24,314)
Selling expenses	(887,009)	(114,591)	(10,944)
Financial expenses, net	(1,209,830)	(36,936)	(58)
Other income (expenses), net	(171,185)	(10,016)	(3,878)
Total adjusted expenses	(4,035,988)	(713,216)	(53,887)

Loss on investment in associates	(941)	(48)	(9,448)
Adjusted profit (loss) before income taxes	54,066	(26,997)	(16,836)

Income taxes and social contributions	39,413	(7,061)	(2,557)
Adjusted net income (loss) for the year	93,479	(34,058)	(19,393)

Additional information:
Share-based compensation, net of tax	44,691	12	—
Bond expenses	118,560	—	—
Previously reported adjusted net income (loss) for the year (as reported in the year)	256,730	(34,046)	(19,393)
24.3.    Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2023	2022	2021

Adjusted net income – Financial Services	1,436,634	361,789	93,479
Adjusted net income (loss) – Software	113,844	64,740	(34,058)
Adjusted net income (loss) – Non allocated	7,018	(15,993)	(19,393)
Segment adjusted net income	1,557,496	410,536	40,028

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	30,574	(853,056)	(1,264,213)
Amortization of fair value adjustment (a)	(92,399)	(138,601)	(89,100)
Gain on previously held interest in associate	—	—	15,848
Other expenses (b)	78,623	17,810	(118,323)
Tax effect on adjustments	26,126	36,915	38,412
Consolidated net income (loss)	1,600,420	(526,396)	(1,377,348)

(a)Related to acquisitions. Consists of expenses resulting from the changes in the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of the fair value adjustment related to associates call option, M&A and, earn-out interests related to acquisitions, loss of control of subsidiaries and reversal of litigation of Linx. As mentioned above, Bond issuance expenses was part of the criteria from adjusted net income used up to December 31, 2022, The effect in Adjusted net income of no longer excluding Bond issuance expenses from January 1, 2022 to December 31, 2022 amounts to R$ 80,559 (2021 - R$ 118,560).

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)
25.    Subsequent events
Sociedade de Crédito, Financiamento e Investimento (“SCFI”)
On January 5, 2024, the Group received from BACEN a license to operate a financial services company (“Financeira”) under the legal format of a Stone Sociedade de Crédito, Financiamento e Investimento S.A. (“SCFI”). This license enables the SCFI to develop and offer a range of new products, such as time deposits to improve and diversify the funding sources of the Group.

****

Check list - Revisão Áreas
Incluir um comentário afirmando se foi feita a revisão da demonstração financeira na última versão.

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

Revisão pessoas-chaves	Áreas	Notas	Comentários de revisão:
Camila Poente	Contabilidade	DF Completa	Revisado 14/mar
Rodrigo Mercado	Controladoria	DF Completa	Revisado.
Danilo Borges	Controladoria	DF Completa	Revisado.
Eliane Mattos	Controladoria	DF Completa	Revisado conforme comentários levantados ao longo da DF.
Wellington Souza	Controladoria	Politicas contábeis	Revisado, conforme ajustes realizados ao longo da elaboração da DF.
Danilo Kamiji	M&A	4 e 23	Revisado conforme comentário 06/02 as 10h44
Jacob Cory Lovelady	FP&A	17.3, 18, 19, 20.3 e24	Revisado conforme email Fwd: DF StoneCo | Sign-off
Isabella Medeiros	Jurídico Societário e M&A Jurídico	1, 4.1.2, 4.2.2, 15, 15.1 e 15.2	Revisado, conforme comentários levantados ao longo da DF. Confirmação de revisão conforme comentário 05/03 as 16h35.
Gustavo Fernandes	Jurídico Contencioso	14	Revisado
Leonilia Ribeiro	Tax compliance	8, 9 e 12	Revisado
Thais Mattos	Tax planning	8, 12 e 17.1.5	Revisado
Luciana Oliveira	Gestão de Caixa	DFC, 6.14 e 22	Revisado conforme comentário em 30/01 as 10h40.
Ana Magalhães	FP&A	17.3, 18, 19, 24.2 e 24.3	Revisado, conforme comentários levantados ao longo da DF. Confirmação de revisão conforme comentário 05/03 as 17h21.
Ricardo De La Vega	Pessoas e Gestão	15.3, 15.4, 20.4,	Revisado conforme comentário em 05/03 as 21h28.
Roberta Noronha	Diretora de RI	DF Completa	Revisado conforme comentário em 05/03 as 14h46.
Diego Salgado	Diretor de Tesouraria	5, 6.3, 6.8.3.3, 6.8.3.5, 6.8.3.6, 6.9 6.10.2.3, 6.10.3, 6.12 e 6.13	Revisado conforme email Fwd: DF StoneCo | Sign-off
André Monteiro	Diretor de Riscos	2.6, 6.1, 6.10, 6.10.1, 6.10.1.1, 6.10.1.2, 6.10.1.3, 6.10.1.4, 6.10.2, 6.10.2.1, 6.10.2.2, 6.10.2.3, 6.10.2.4, 6.10.3 e 6.11	Revisado conforme email Fwd: DF StoneCo | Sign-off
Mateus Scherer	Diretor de Finanças	DF Completa	Revisado conforme email Fwd: DF StoneCo | Sign-off

Revisão pessoas-chaves-controladoria	Áreas	Notas	Comentários de revisão:
João Lemes	Contabilidade	6.2.1.1, 6.5, 6.6, 6.7, 6.8.1, 6.8.2, 6.8.3.2 e 6.9	Revisado
Debora Borges	Contabilidade	8, 9, 10 e 11	Revisado
Bianca Reis	Reporting	DF Completa	Revisado.
Filipe Oliveira	Contabilidade	6.6, 6.8.3.1, 6.8.3.1.1, 6.8.3.1.2 e 6.8.3.1.3	Revisado conforme comentário em 05/03 as 15h04
Priscila Bertoni	Contabilidade	6.4	Revisado conforme comentário em 07/02 as 17h11
Eduardo Ribeiro	Contabilidade	13 e 14.5	Revisado
Ducileia Aparecida	Contabilidade	10.3, 10.4 e 11.3	Revisado conforme comentário em 09/02 as 12h17

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

NE	Descrição	Áreas
1	Operations	Societário
2	General accounting policies	Políticas /Controladoria
2.1	Basis of preparation	Políticas /Controladoria
2.2	Foreign currency translation	Políticas /Controladoria
2.2.1	Financial statements in foreign currencies	Políticas /Controladoria
2.2.2	Transactions in foreign currencies	Políticas /Controladoria
2.3	Leases	Políticas /Controladoria
2.3.1	The Group as a lessee	Políticas /Controladoria
2.3.1.1	Right-of-use assets	Políticas /Controladoria
2.3.1.2	Lease liabilities	Políticas /Controladoria
2.3.1.3	Short-term leases and leases of low-value assets	Políticas /Controladoria
2.3.2	The Group as a lessor	Políticas /Controladoria
2.4	Current and non-current classification	Políticas /Controladoria
2.5	IAS 29 Financial Reporting in Hyperinflationary Economies	Políticas /Controladoria
2.6	Climate Related Matters	Políticas /Controladoria
2.7	New standards and amendments to standards and interpretations adopted	Políticas /Controladoria
2.8	New standards and amendments to standards and interpretations not yet adopted	Políticas /Controladoria
2.8.1	International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12	Políticas /Controladoria
2.8.2	Amendments to IAS 1: Classification of liabilities as current or non-current	Políticas /Controladoria
2.8.3	Amendments to IAS 21: Lack of exchangeability	Políticas /Controladoria
2.8.4	IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	Políticas /Controladoria
2.8.5	The Enhancement and Standardization of Climate-Related Disclosures for Investors	Políticas /Controladoria
3	Significant judgments, estimates and assumptions	Políticas /Controladoria
4	Group information	M&A/Societário
4.1	Subsidiaries	M&A/Societário
4.1.1	Accounting policy	Políticas /Controladoria
4.1.1.1	Basis of consolidation	Políticas /Controladoria
4.1.1.2	Consolidation of structured entities	M&A/Societário
4.1.2	Subsidiaries of the Group	M&A/Societário
4.2	Associates	M&A/Societário
4.2.1	Accounting policy	Políticas /Controladoria
4.2.2	Associates held by the Group	Políticas /Controladoria
5	Cash and cash equivalents	Tesouraria
5.1	Accounting policy	Políticas /Controladoria
5.2	Currency denomination	Tesouraria
6	Financial instruments	Tesouraria
6.1	Accounting policy	Políticas /Controladoria
6.1.1	Financial assets	Políticas /Controladoria
6.1.1.1	Description of the different financial assets	Políticas /Controladoria
6.1.1.2	Initial recognition and measurement	Políticas /Controladoria
6.1.1.3	Subsequent measurement	Políticas /Controladoria
6.1.1.3.1	Financial assets at amortized cost (debt instruments)	Políticas /Controladoria
6.1.1.3.2	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)	Políticas /Controladoria
6.1.1.3.3	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)	Políticas /Controladoria

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

NE	Descrição	Áreas
6.1.1.3.4	Financial assets at FVPL	Políticas /Controladoria
6.1.1.4	Derecognition	Políticas /Controladoria
6.1.1.5	Impairment of financial assets	Políticas /Controladoria
6.1.2	Financial liabilities	Políticas /Controladoria
6.1.2.1	Description of our funding strategy including different financial liabiltiies of our Financial Services segment	Políticas /Controladoria
6.1.2.2	Initial recognition and measurement	Políticas /Controladoria
6.1.2.3	Subsequent measurement	Políticas /Controladoria
6.1.2.3.1	Financial liabilities at FVPL	Políticas /Controladoria
6.1.2.3.2	Financial liabilities at amortized cost	Políticas /Controladoria
6.1.2.4	Derecognition	Políticas /Controladoria
6.1.3	Fair value of financial instruments	Políticas /Controladoria
6.1.4	Offsetting of financial instruments	Políticas /Controladoria
6.1.5	Derivative financial instruments	Políticas /Controladoria
6.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
6.2.1	Measurement of loss allowance for expected credit losses	Políticas /Controladoria
6.2.1.1	Loans operations portfolio	Políticas /Controladoria
6.2.1.2	Accounts receivable from card issuers	Políticas /Controladoria
6.2.1.3	Trade accounts receivable	Políticas /Controladoria
6.2.2	Fair value measurement of financial instruments	Políticas /Controladoria
6.3	Short and Long-term investments	Tesouraria
6.4	Accounts receivable from card issuers	Contabilidade
6.4.1	Composition of accounts receivable from card issuers	Contabilidade
6.4.2	Allowance for expected credit losses of accounts receivable from card issuers	Contabilidade
6.5	Trade accounts receivable	Contabilidade
6.5.1	Composition of trade accounts receivable	Contabilidade
6.5.2	Allowance for expected credit losses of trade accounts receivable	Contabilidade
6.6	Loans operations portfolio	Contabilidade
6.6.1	Aging by maturity	Contabilidade
6.6.2	Gross carrying amount	Contabilidade
6.6.3	Allowance for expected credit losses of loans operations	Contabilidade
6.7	Financial assets from banking solutions and deposits from banking customers	Contabilidade
6.8	Borrowings and financing and obligations to FIDC quota holders	Tesouraria/Contabilidade
6.8.1	Composition of borrowings and financing and obligations to FIDC quota holders	Tesouraria/Contabilidade
6.8.2	Changes in borrowings and financing and obligations to FIDC quota holders	Tesouraria/Contabilidade
6.8.3	Description of borrowings and financing and obligations to FIDC quota holders	Tesouraria/Contabilidade
6.8.3.1	Obligations to FIDC quota holders	Tesouraria/Contabilidade
6.8.3.2	Obligations to FIDC AR III quota holders	Tesouraria/Contabilidade
6.8.3.3	Obligations to FIDC TAPSO quota holders	Tesouraria/Contabilidade
6.8.3.4	Obligations to FIDC ACR FAST quota holders	Tesouraria/Contabilidade
6.8.3.5	Leases	Tesouraria/Contabilidade
6.8.3.6	Bonds	Tesouraria/Contabilidade
6.8.3.7	Bank borrowings	Tesouraria/Contabilidade
6.8.3.8	Receivables backed securities	Tesouraria/Contabilidade
6.8.3.9	Debentures	Tesouraria/Contabilidade

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

NE	Descrição	Áreas
6.9	Derivative financial instruments, net	Tesouraria/Contabilidade
6.9.1	Hedge accounting – Financial liabilities	Tesouraria/Contabilidade
6.9.2	Economic hedge	Tesouraria/Contabilidade
6.9.2.1	Currency hedge	Tesouraria/Contabilidade
6.9.2.2	Interest rates hedge	Tesouraria/Contabilidade
6.1	Financial risk management	Riscos
6.10.1	Credit risk	Riscos
6.10.1.1	Financial instruments and cash deposits	Tesouraria
6.10.1.2	Accounts receivable from card issuers	Tesouraria
6.10.1.3	Loans designated at FVPL	Tesouraria
6.10.1.4	Loans operations portfolio	Contabilidade
6.10.2	Market risk	Riscos
6.10.2.1	Interest rate risk	Riscos
6.10.2.2	Foreign currency risk	Riscos
6.10.2.3	Risk Assessment: Value-at-Risk and Scenario Analysis	Riscos
6.10.2.4	Equity price risk	Riscos
6.10.3	Liquidity risk	Riscos
6.11	Fraud risk	Riscos
6.12	Financial instruments by category	Tesouraria
6.12.1	Financial assets by category	Tesouraria
6.12.2	Financial liabilities by category	Tesouraria
6.13	Fair value measurement	Tesouraria
6.13.1	Assets and liabilities by fair value hierarchy	Tesouraria
6.13.2	Fair value of financial instruments not measured at fair value	Tesouraria
6.14	Capital management	Contabilidade
7	Other assets	Contabilidade
8	Recoverable taxes	Tax planning
9	Income taxes	Tax planning
9.1	Accounting policy	Políticas /Controladoria
9.1.1	Current income and social contribution taxes	Tax planning
9.1.2	Deferred income and social contribution taxes	Tax planning
9.2	Significant judgments, estimates and assumptions	Tax planning
9.3	Reconciliation of income tax expense	Tax planning
9.4	Deferred income taxes by nature	Tax planning
9.5	Unrecognized deferred taxes	Tax planning
10	Property and equipment	Políticas /Controladoria
10.1	Accounting policy	Políticas /Controladoria
10.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
10.3	Changes in Property and equipment	Contabilidade
10.4	Depreciation and amortization charges	Contabilidade
10.5	Impairment test	Políticas /Controladoria
11	Intangible assets	Contabilidade
11.1	Accounting policy	Políticas /Controladoria
11.1.1	Initial recognition	Políticas /Controladoria
11.1.2	Subsequent recognition	Políticas /Controladoria

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

NE	Descrição	Áreas
11.1.3	Impairment test	Políticas /Controladoria
11.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
11.2.1	Estimated useful lives	Políticas /Controladoria
11.2.2	Value in use calculation in the impairment test	Políticas /Controladoria
11.3	Changes in Intangible assets	Políticas /Controladoria
11.4	Impairment test	Políticas /Controladoria
12	Taxes payable	Tax planning
13	Transactions with related parties	Contabilidade
13.1	Year-end balances	Contabilidade
13.2	Key management personnel compensation	Gestão e pessoas
14	Provision for contingencies	Tax planning/Contabilidade/Jurídico contencioso
14.1	Accounting policy	Políticas /Controladoria
14.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
14.3	Probable losses, provided for in the statement of financial position	Tax planning/Contabilidade/Jurídico contencioso
14.3.1	Civil lawsuits	Tax planning/Contabilidade/Jurídico contencioso
14.3.2	Labor claims	Tax planning/Contabilidade/Jurídico contencioso
14.4	Possible losses, not provided for in the statement of financial position	Tax planning/Contabilidade/Jurídico contencioso
14.4.1	Civil lawsuits	Tax planning/Contabilidade/Jurídico contencioso
14.4.2	Labor claims	Tax planning/Contabilidade/Jurídico contencioso
14.4.3	Tax litigations	Tax planning/Contabilidade/Jurídico contencioso
14.5	Judicial deposits	Tax planning/Contabilidade/Jurídico contencioso
15	Equity	Societário/Investors
15.1	Authorized capital	Societário/Investors
15.2	Subscribed and paid-in capital and capital reserve	Societário/Investors
15.3	Treasury shares	Gestão e pessoas
15.4	Incentive shares	Gestão e pessoas
15.5	Other comprehensive income	Contabilidade
16	Earnings (loss) per share	Políticas /Controladoria
16.1	Accounting policy	Políticas /Controladoria
16.2	Numerator of earnings (loss) per share	Políticas /Controladoria
16.3	Basic and Diluted earnings (loss) per share	Políticas /Controladoria
16.3.1	Detail of potentially issuable common shares for purposes of Diluted EPS	Políticas /Controladoria
17	Revenue and income	Políticas /Controladoria
17.1	Accounting policy	Políticas /Controladoria
17.1.1	Revenue from contracts with clients	Políticas /Controladoria
17.1.1.1	Transaction activities and other services	Políticas /Controladoria
17.1.1.2	Subscription services and Equipment rental	Políticas /Controladoria
17.1.1.3	Contracts with multiple performance obligations	Políticas /Controladoria
17.1.1.4	Costs to obtain and fulfill a contract	Políticas /Controladoria
17.1.2	Financial income	Políticas /Controladoria

StoneCo Ltd.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021
(In thousands of Brazilian Reais, unless otherwise stated)

NE	Descrição	Áreas
17.1.3	Other financial income	Políticas /Controladoria
17.1.4	Deferred revenue	Políticas /Controladoria
17.1.5	Sales taxes	Tax Planning
17.2	Significant judgments, estimates and assumptions	Tax Planning
17.2.1	Expected life of merchants	Tax Planning
17.3	Timing of revenue recognition	FP&A
18	Expenses by nature	FP&A
19	Financial expenses, net	FP&A
20	Employee benefits	Políticas /Controladoria
20.1	Accounting policy	Políticas /Controladoria
20.1.1	Short-term obligations	Políticas /Controladoria
20.1.2	Share-based payment	Políticas /Controladoria
20.1.3	Profit-sharing and bonus plans	Políticas /Controladoria
20.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
20.2.1	Share-based payment	Políticas /Controladoria
20.3	Employee benefits expenses	FP&A
20.4	Share-based payment plans	Pessoas e Gestão
20.4.1	Restricted share units ("RSU")	Pessoas e Gestão
20.4.2	Performance share units ("PSU")	Pessoas e Gestão
20.4.3	Options	Pessoas e Gestão
20.4.4	Share-based payment expenses	Pessoas e Gestão
20.5	Labor and social security liabilities	Pessoas e Gestão
21	Transactions with non-controlling interests	Políticas /Controladoria
22	Other disclosures on cash flows	Fluxo de caixa
22.1	Non-cash operating activities	Fluxo de caixa
22.2	Non-cash investing activities	Fluxo de caixa
22.3	Non-cash financing activities	Fluxo de caixa
22.4	Interest income received, net of costs	Fluxo de caixa
22.5	Property and equipment, and intangible assets	Fluxo de caixa
23	Business combinations	Societário/M&A/Controladoria
23.1	Accounting policy	Políticas /Controladoria
23.2	Significant judgments, estimates and assumptions	Políticas /Controladoria
23.3	Acquisitions in 2022 – assessments concluded in 2023	Societário/M&A/Controladoria
23.3.1	Financial position of the businesses acquired	Societário/M&A/Controladoria
23.3.1.1	Hubcount	Societário/M&A/Controladoria
23.3.2	Intangible assets recognized from business combinations	Societário/M&A/Controladoria
23.3.2.1	Customer relationship	Societário/M&A/Controladoria
23.3.2.2	Software	Societário/M&A/Controladoria
23.3.3	Consideration paid	Societário/M&A/Controladoria
23.3.3.1	Hubcount	Societário/M&A/Controladoria
24	Segment information	FP&A
24.1	Accounting policy	Políticas /Controladoria
24.2	Segmented Statement of Profit or Loss	FP&A
24.3	Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements	FP&A
25	Subsequent events	Societário/M&A