Form 20-F
period 2024-12-31
StoneCo Ltd.
filed 2025-04-24
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Avenida Rebouças, No. 2880, 5th floor—Pinheiros
São Paulo—SP, ZIP Code 05402-500, Brazil
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	269,087,488
Class B common shares, par value US$0.000079365 per share	16,925,090

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “StoneCo” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Alpha-Logo Serviços de Informática S.A. (Tablet Cloud), Agilize Contabilidade Holdings Limited (“Agilize”), Dental Office S.A. (“Dental Office”), APP Sistemas S.A. (“APP”) and Delivery Much Tecnologia S.A. (“Delivery Much”) being entities on which we have a significant influence and minority interest in but do not consolidate.
The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.
Financial Statements
We prepare our consolidated financial statements in accordance with the IFRS® Accounting Standards, as issued by the International Accounting Standards Board - IASB (“IFRS Accounting Standards”). We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. See “—Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Selected financial data
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.
The summary statement of profit or loss data and statement of financial position data as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards.

	For the Year Ended December 31,
	2024	2024	2023	2022
	(US$) (a)	(R$)
	(in millions, except amounts per share)

Net revenue from transaction activities and other services	519.4	3,216.0	3,309.8	2,617.4
Net revenue from subscription services and equipment rental	298.3	1,846.9	1,825.0	1,760.9
Financial income	1,239.6	7,676.2	6,229.3	4,638.0
Other financial income	83.7	518.3	691.0	572.6
Total revenue and income	2,141.0	13,257.5	12,055.0	9,588.9
Cost of services	(547.3)	(3,389.1)	(2,982.8)	(2,669.8)
Administrative expenses	(182.6)	(1,130.5)	(1,188.9)	(1,121.4)
Selling expenses	(340.0)	(2,105.5)	(1,698.3)	(1,511.2)
Financial expenses, net	(596.5)	(3,693.6)	(3,999.5)	(3,514.7)
Mark-to-market on equity securities designated at FVPL	—	—	30.6	(853.1)
Software business goodwill impairment loss	(574.6)	(3,558.0)	—	—
Other income (expenses), net	(64.4)	(398.7)	(241.2)	(302.5)
Gain (loss) on investment in associates	0.1	0.4	(4.2)	(3.6)
Profit (loss) before income taxes	(164.3)	(1,017.6)	1,970.8	(387.3)
Income tax and social contribution	(79.0)	(489.4)	(370.4)	(139.1)
Net income (loss) attributable to:	(243.4)	(1,507.1)	1,600.4	(526.4)
Controlling shareholders	(244.7)	(1,515.2)	1,592.1	(519.4)
Non-controlling interests	1.3	8.2	8.4	(7.0)
Basic earnings (loss) per share(b)	(0.81)	(5.02)	5.09	(1.67)
Diluted earnings (loss) per share(b)	(0.81)	(5.02)	4.74	(1.67)

Other data:
Adjusted net income (in millions)(c)	355.3	2,200.0	1,557.5	410.5
TPV (in billions)(d)	83.4	516.2	438.3	380.6
Active payment clients (in thousands)(e)	n.a.	4,172.7	3,522.1	2,584.0

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)
Calculated by dividing net income or loss for the year attributed to controlling shareholders, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 16 to our audited Consolidated Financial Statements.

(c)
In the table below, we have provided a reconciliation of adjusted net income to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards. Note that, as of March, 2023, we stopped adjusting for share-based compensation expenses in our adjusted results. Also, in the second quarter of 2022 we have stopped adjusting the financial expenses related to our bond in our adjusted results. As such, for comparability reasons, we have made both changes retrospectively in the tables of this section.

(d)
Considers all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from Micro, Small and Medium Businesses (MSMBs) and Key Accounts merchants.

(e)	Considers clients that have completed at least one electronic payment transaction over the preceding 90 days, except for TON active clients which consider clients that have transacted once in the preceding 12 months. Excludes overlap. Does not include clients that use only TapTon.

	For the Year Ended December 31,
	2024	2024	2023	2022
	(US$)(a)	(R$)
	(in millions, except amounts per share)

Net income (loss) for the year	(243.4)	(1,507.1)	1,600.4	(526.4)
Amortization of fair value adjustment(b)	19.8	122.8	92.4	138.6
Software business goodwill impairment loss(c)	574.6	3,558.0	—	—
Mark-to-market related to the investment in Banco Inter(d)	—	—	(30.6)	853.1
Other income/expenses(e)	11.0	67.9	(78.6)	(17.8)
Tax effect on adjustments(f)	(6.7)	(41.6)	(26.1)	(36.9)
Adjusted net income(d)	355.3	2,200.0	1,557.5	410.5

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)	Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(c)	Refer to note 11.4 to our Consolidated Financial Statements
(d)
Mark-to-market on equity securities designated at fair value through profit or loss (FVPL) relates to mark-to-market gains or losses from our investment in Banco Inter, which was accounted for at fair value through profit and loss. In the first quarter of 2023, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment.

(e)
Consists of the fair value adjustment related to associates call option, earn-out, earn-out interests related to acquisitions and gains/losses in the sale of companies. See notes 4.1.2 and 24 to our Consolidated Financial Statements for further information.

(f)
Represents the tax effect of pre-tax items excluded from adjusted net income. The tax effect of pre-tax items excluded from adjusted net income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances, if applicable

	As of December 31,
	2024	2024	2023	2022
	(US$)(a)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	927.9	5,745.5	5,657.9	4,966.4
Financial assets from banking solutions	1,422.1	8,805.9	6,397.9	3,960.9
Accounts receivable from Card Issuers	4,720.7	29,231.8	23,895.5	20,694.5
Credit portfolio	144.0	891.7	210.0	—
Other current assets	208.4	1,290.2	991.3	1,037.4
Total current assets	7,422.9	45,965.1	37,152.6	30,659.2

Intangible assets	881.4	5,458.1	8,794.9	8,632.3
Credit Portfolio	27.7	171.4	40.8	—
Accounts Receivable from Card Issuers	18.8	116.2	81.6	54.3
Other non-current assets	501.2	3,102.7	2,623.7	2,899.6
Total non-current assets	1,428.9	8,848.4	11,541.0	11,586.2
Total assets	8,851.9	54,813.5	48,693.6	42,245.4

Liabilities and Equity
Current liabilities
Retail Deposits	1,405.7	8,704.8	6,119.5	4,023.7
Accounts payable to clients	2,867.5	17,756.7	19,163.7	16,578.7
Institutional deposits and marketable debt securities(b)	495.1	3,066.0	475.3	4.0
Other debt Instruments(b)	307.5	1,903.8	1,404.7	2,818.6
Other current liabilities	339.5	2,102.4	1,668.0	1,749.1
Total current liabilities	5,415.4	33,533.8	28,831.1	25,174.1

Non-current liabilities
Accounts payable to clients	8.2	50.7	35.5	35.8
Institutional deposits and marketable debt securities(b)	876.9	5,430.0	3,495.8	2,583.3
Other Debt Instruments(b)	403.1	2,496.1	143.5	145.2
Other non-current liabilities	238.3	1,475.6	1,511.8	1,357.0
Total non-current liabilities	1,526.5	9,452.4	5,186.5	4,121.3
Total liabilities	6,941.9	42,986.2	34,017.6	29,295.4

Total equity	1,910.0	11,827.3	14,676.0	12,950.0

Total liabilities and equity	8,851.9	54,813.5	48,693.6	42,245.4

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)
Considering that the Group is diversifying its sources of funding in the different markets (retail, banking, capital markets, institutional and other) in these financial statements a revised classification of deposits and debt instruments has been adopted. The comparative balances as of December 31, 2023 and December 31, 2022 have been retroactively reclassified following the new criteria. For information on the reclassification, refer to note 1.1 to our Consolidated Financial Statements.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
On December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967, reflecting a depreciation of 22.4% in the real from December 31, 2019, being strongly affected by the COVID-19 pandemic. On December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805, reflecting a depreciation of 6.9% in the real from December 31, 2020, which continued to be affected by the COVID-19 pandemic. On December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177, reflecting an appreciation of 7.0% in the real from December 31, 2021, mainly due to the high levels of interest rates in the country. On December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413, reflecting an appreciation of 7.8%, mainly due to the high levels of interest rates in the country. In 2024, the real experienced a significant devaluation against the U.S. dollar, influenced in part by the outcome of the U.S. presidential election which is expected to result in a stronger U.S. dollar relative to other currencies, as well as concerns surrounding the Brazilian economy and the federal government’s fiscal situation. On December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.1923, reflecting a depreciation of 21.8% in the real.
There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. For further information regarding exchange rate variations, refer to “Item 3. Key Information— D. Risk Factors— Risks Relating to Our Financing Needs— We are exposed to fluctuations in foreign currency exchange rates.”
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable. As of April 23, 2025, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$ 5.688 per US$1.00.

Year	Period-end	Average(a)	Low	High

2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199

Month	Period-end	Average(b)	Low	High

October 2024	5.778	5.624	5.431	5.780
November 2024	6.054	5.807	5.662	6.054
December 2024	6.192	6.097	5.941	6.199
January 2025	5.830	6.022	5.830	6.209
February 2025	5.849	5.766	5.698	5.869
March 2025	5.742	5.747	5.663	5.835
April 2025 (through April 23, 2025)	5.688	5.823	5.607	6.061

Source: Central Bank.
(a)	Represents the average of the exchange rates on the closing of each business day during the year.
(b)	Represents the average of the exchange rates on the closing of each business day during the month.

Business Segment Information
For the financial years ended December 31, 2024, 2023 and 2022, our reportable segments were comprised of: (i) financial services, (ii) software and (iii) Non-allocated.
Corporate Events
Investments in Software and other Companies

Company	Closing Date	Current %	Activities	Additional Information
Trinks Serviços de Internet S.A. (Trinks)	Nov/2019 (b)	100.00%	Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.	Originally, we had acquired a 19.90% stake in Trinks. In May 2024, we acquired the remaining shares and became the holder of 100% of the equity stake of the company.
Sponte Informática S.A. (a)	Nov/2020 (b)	100.00%	This company developed management software for schools.	Originally, we had acquired a 90% stake in Sponte Informática S.A. In September 2022, we acquired the remaining shares and became the holder of 100% of the equity stake of the company.
Linx S.A. (Linx)	Jul/2021	100.00%	Linx S.A. is a leading provider of retail management software in Brazil.	For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Linx Acquisition”.
APP Sistemas S.A. (APP)	Aug/2021 (b)	45.96%	APP develops an ERP/POS solution focused on the hotel segment.	Originally, we had acquired a 20% stake in APP. In April 2023 and March 2024, our ownership was diluted as a result of the issuance of new shares within the context of a long-term incentive program. In April 2025, we acquired shares representing 26.33% of APP's corporate capital, reaching a total ownership of 45.96%.
Reclame Aqui	Feb/2022	50.00%	Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies, offering software and API based CRM solutions to help businesses manage customer communication more efficiently.	For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Transaction with Reclame Aqui”.
Dental Office S.A. (Dental Office)	May/2022	20.00%	Dental Office develops cloud based ERP and scheduling & payments software servicing dental clinics.	We also hold a call option to acquire a 30% additional equity interest in the period from 2 to 3 years from the date of the closing of the agreement.
ThirdLevel Soluções de Internet S.A. (Plugg.to) (a)	Jun/2022	100.00%	Plugg.to developed technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces.	—
Hubcount Tecnologia S.A. (Hubcount)	Aug/2022	75.60%	Hubcount develops technology that offers accounting BI & Software solutions to accounting offices and large corporations.	The acquisition of Hubcount was made through Questor, a subsidiary in which we own a 50% equity interest. Originally, Questor acquired a 75% stake in Hubcount and later increased such stake to 75,6% through a capital increase.

Agilize Contabilidade Holdings Limited (Agilize)	Aug/2023	28.70%	Agilize is an unlisted company incorporated in the Cayman Islands, with operations in Brazil, that develops technology that provides online accounting services.	Our acquisition of a corporate stake in Agilize was made through the conversion of a credit arising from a convertible loan agreement. Originally, we acquired an equity interest in the Brazilian entity, Agilize Tecnologia S.A., but in November 2024, as part of a corporate reorganization, Agilize established an offshore structure, leading to the group being held by a new holding company incorporated in the Cayman Islands, Agilize Contabilidade Holdings Limited, in parallel to raising capital from new investors (in a financing round in which StoneCo did not participate). Subsequently, STNE Invest, which previously held a stake in Agilize, transferred its equity interest to StoneCo and had its equity interest diluted from 33.33% to 28.70%.

(a)Company merged into another entity of the Group.
(b)Closing date of the first step of the step acquisition.
Divestments in Software and other Companies
Since December, 2024, we no longer hold an equity stake in Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”). In January, 2022, Linx Sistemas acquired a 40.02% equity stake of Neomode. In April, 2024, we increased our equity stake in Neomode to 42.25% through the conversion of loans into shares. However, in December 2024, we sold our entire interest in Neomode, ceasing to be a shareholder in the company. Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerce and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator.
Since February, 2024, we no longer hold an equity stake in PinPag. In January 2020, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) acquired 100% of the equity stake of Ametista Serviços Digitais Ltda. (“Ametista”), Diamante Serviços Digitais Ltda. (“Diamante”), Esmeralda Serviços Digitais Ltda. (“Esmeralda”) and Safira Serviços Digitais Ltda. (“Safira” and, jointly with Ametista, Diamante and Esmeralda, “PinPag”). In February, 2024, we sold all our interest in PinPag and ceased to be a shareholder in such company. PinPag is a company focused in financial solutions in electronic means of payment.
Since December 2023, we no longer hold an equity stake in Creditinfo Caribbean. In November 2020, we acquired a 53.05% interest in EveryData Group LTD. SEZC (formerly known as StoneCo CI Ltd), EveryData Jamaica Limited (formerly known as Creditinfo Jamaica Ltd), EveryData (Guyana) Inc (formerly known as Creditinfo Guyana Inc) and EveryData (Barbados) Limited (formerly known as Creditadvice Barbados Ltd) (all together described as “Creditinfo Caribbean”). In October 2022, we lost control of Creditinfo Caribbean after a capital contribution by a new investor (after such investment, our stake was diluted to 47.75% of the company). In December 2023, we sold all our remaining interest in Creditinfo Caribbean and ceased to be a shareholder in such company. Creditinfo Caribbean is a private credit bureaus company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in the Cayman Islands, Jamaica, Guyana and Barbados, respectively.

Since June 2023, we no longer hold an equity stake in Cappta S.A. (“Cappta”). Up to June 30, 2023, when we owned 69.58%, Cappta carried out the activities of (i) technology solutions for payments in installments, and (ii) technology solutions for electronic transfers. In June 2023, a reorganization of the businesses was carried by Cappta (“Cappta Reorganization”). As a result of the Cappta Reorganization, Cappta remained solely with the assets related to the activities of technology solutions for payments in installments, and Stef S.A. (a company incorporated under the Cappta Reorganization) remained with the assets related to the activities of technology solutions for electronic transfers. Subsequently to the Cappta Reorganization, we sold our stake in Cappta, and acquired 100% of Stef S.A.
Since February 2023, we no longer hold an equity stake in Banco Inter S.A. (“Banco Inter”). For additional information regarding our transaction with Banco Inter, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Transaction with Banco Inter”.
New financial services license
On January 5, 2024, we received from the Central Bank a license to operate a financial services company, Stone Sociedade de Crédito, Financiamento e Investimento S.A. (“Stone SCFI”). This license enables Stone SCFI to develop and offer a range of new products, such as time deposits to improve and diversify our funding sources.
Capital markets events
Equity Capital Market Events
September 2023
On September 21, 2023, our Board of Directors approved a program under which the Company could repurchase up to R$300,000 in outstanding Class A common shares. This program was implemented shortly after the board’s resolution. By November 9, 2023, the Company had utilized R$292,745 of the authorized amount for share repurchases.
November 2023
Following the completion of the September 2023 program, the Board of Directors approved an additional share repurchase program. This program authorized the repurchase of up to R$1 billion in Class A common shares. As of September 30, 2024, the Company had repurchased R$979,980 worth of shares under this program, nearly exhausting the authorized amount.
November 2024
In November 2024, our Board of Directors approved a new share repurchase program authorizing the repurchase of up to R$2 billion in outstanding Class A common shares. This program became effective immediately following the board’s resolution. As of March 31, 2025, the Company had repurchased R$1.4 billion under such program. See “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.
Debt Capital Market Events
In July, 2024, the Company conducted a tender offer, repurchasing 58.9% of its outstanding notes due 2028. The notes were originally issued on June 11, 2021, raising US$500 million. The notes mature on June 16, 2028 and have an interest coupon of 3.95%, payable semiannually in December and June each year. We used the vast majority of the proceeds from this inaugural bonds to finance our investment in Banco Inter in 2021. See “Item 4. Information of the Company—B. Business Overview—Our Growth Strategies—Selectively Pursue Acquisitions” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds”.

Following the authorization granted by the Central Bank to start Stone SCFI operations in 2024, we started issuing financial bills and time deposits in the ordinary course of business. Time deposits are the first instrument of interest bearing deposits issued, with the certificates being held by multiple counterparties and maturities up to 24 months. The principal and interest of both types of issuances are mainly paid at maturity indexed to CDI Rate. Time deposits distributed directly through our own platform can be immediately redeemed at any time by our clients.
On December 18, 2023, we announced a US$467.5 million revolving securitization facility with the United States International Development Finance Corporation (“DFC”), with a seven-year term. The facility aims to support us in offering receivables prepayment to micro, small and medium-sized businesses (MSMBs) and improving cash flow and financial flexibility. StoneCo holds 6.5% of subordinated quotas in ACR I Fundo de Investimento em Direitos Creditórios (“FIDC ACR I”), the Brazilian facility linked to this transaction. Using funds from DFC, FIDC ACR I issued quotas in exchange for a R$2,326.0 million contribution. FIDC ACR I has a seven-year maturity and pays a 12.75% fixed-rate semi-annual coupon in R$.
On November 8, 2023 our subsidiary MNLT S.A. (“MNLT”) concluded its first corporate issuance of debentures in the Brazilian capital markets, placing R$1 billion with a three year maturity at CDI + 1.75% payable annually. The debentures are guaranteed by both Stone Instituição de Pagamento S.A. (“Stone IP”) and by us.
New Incentive Plan Pool
In May 2022, our Board of Directors approved an amendment and restatement of our Long-Term Incentive Plan (“LTIP”) for the purpose of the adoption of a new equity-based incentive plan pool, comprised of 19.2 million shares to be granted in the form of restricted stock units (“RSUs”) and performance stock units (“PSUs”) under the LTIP. At the creation of the pool, a portion of it, 5.8 million shares, was approved for the grant of non-recurring long-term incentive plan awards, vesting of which is linked to the achievement of our annual goals and the performance of our stock price, of which 30% has a vesting period of 3 years and 70% of 5 years if our goals are met. Each vesting period has a stock price trigger at multiples of our stock price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, was approved for the grant of regular annual equity incentive compensation. The remaining portion of the pool, 11.6 million shares, is being used at our discretion over time, either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above. In section “Item 6. Directors, Senior Management and Employees—B. Compensation”, we will show details about the consumption of the pool.
In 2024, we made modifications to approximately 3.9 million PSU awards. The modification introduces alternative conditions as market performance for some PSU awards, and also adds an internal financial metric to all of them. This change increased the fair value of each award, as assessed by the Group at the modification date, resulting in incremental fair value. The modification also extended the vesting periods, adding an average of one year to the PSU awards’ vesting timeline. For more information, see note 20.4.1 to our Consolidated Financial Statements.
Board Changes
Throughout 2024, we made certain changes to the composition of our Board of Directors to support the next stage of our growth, as detailed below:
•In April 2024, André Street, Conrado Engel and Patricia Verderesi Schindler finished their respective terms as members of our Board of Directors and each elected not to seek reelection at our 2024 annual general meeting.
•Also in April 2024, at our annual general meeting, José Alexandre Scheinkman was elected to our Board of Directors. Following the annual general meeting, Mauricio Luchetti was appointed the new Chairperson of the Board of Directors and Gilberto Caldart became the Vice-Chairperson of our Board of Directors.

•In September 2024, Antonio Silveira joined our Board of Directors as an interim member.
With the exception of Mr. Thiago do Santos Piau, who informed us of his decision not to seek reelection, all members of our Board elected at the annual general meeting held on April 23, 2024 were reelected at the Company’s annual general meeting held on April 23, 2025 (“2025 AGM”). In addition, Mr. Antonio Silveira, who was appointed as an interim director in September 2024, and Mr. Luis Henrique Cals de Beauclair Guimarães, were elected at our 2025 AGM.
Organizational Changes on Management
In February 2025, the Board approved a reduction of the number officers of the Company to better align with our corporate governance. As a result, the following officers have resigned from their position as officers of StoneCo Ltd., but remained with the group in other positions, including as officers, employees, advisors and/or directors of the Company or the Company’s affiliated entities:
•Marcus Felipe Montenegro Carvalho da Fontoura resigned from the position of Chief Technology Officer.
•Maria Carolina Sanchez da Costa resigned from the position of Chief Impact and Sustainability Officer.
•Victor Vieira Lino resigned from the position of Chief Client Officer of Micro Merchants Business.
•Sandro de Oliveira Bassili resigned from the position of Chief Operating Officer of Software.
•Vinicius do Nascimento Carrasco resigned from the position of Chief Economist and Regulatory Affairs Officer.
Also in February 2025, the Board appointed Raúl Pierre Renteria as Chief Technology Officer of the Company and changed the title of the position held by Mateus Costa Biselli from “Chief Client Officer of Small and Medium Merchant Business” to “Chief Growth Officer”.
As a result of the changes mentioned above and considering the resignation in June 2024 of Mr. João Lourenço Vivan Bernartt from the position of Chief Product and Innovation Officer, the current officers of the Company are those indicated in section “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Executive Officers”.
Change of Control of the Company
In June 2022, following a series of governance enhancements, we submitted to the Central Bank a technical change of control request amid a corporate restructuring involving our founder shareholders. As part of this restructuring, Eduardo Pontes would leave HR Holdings, LLC (“HR Holdings”) and consequently convert his original super voting Class B common shares into Class A common shares. As a result, our two co-founders would collectively and individually have less than 50% of the voting power.
On November 29, 2022, the Central Bank approved the Company’s change of control through a corporate restructuring involving the conversion of Mr. Eduardo Pontes interests in Company’s Class B super-voting shares from HR Holdings (which were held indirectly through holding companies) into Class A common shares directly owned by his family controlled entities (“Corporate Restructuring”). Though one of our founders, André Street, remained a reference shareholder, the Corporate Restructuring resulted in a decrease in the concentration of votes held by our founding shareholders and, consequentially, in no single shareholder having more than 50% of our voting power.
As a result of the Corporate Restructuring, HR Holdings became the owner of approximately 34% of our voting power, as of December 31, 2024. HR Holdings and Cakubran Holdings Ltd.’s (“Cakubran”) parent company is VCK Investment Fund Limited SAC A (“VCK A”), whose primary investor is our co-founder, André Street.

On April 28, 2023, in connection with the Corporate Restructuring, our founding shareholders executed an irrevocable waiver to formally waive certain rights, provided under our amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018 and the shareholders agreement among us and the founder shareholders dated as of October 29, 2018 (“Shareholders Agreement”), which they had already agreed and committed not to exercise since November 29, 2022. See “Item 7. Major Shareholders and Related Party Transaction - A. Major Shareholders - Shareholders Agreement” and “Item 10. Additional Information—B. Memorandum and articles of association” for information regarding our Articles of Association and the waiver mentioned above.
Special Note Regarding Non-IFRS Financial Measures
This annual report presents our adjusted net income (loss) for the convenience of investors. Adjusted net income (loss) is a non-IFRS financial measure. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, financial position or cash flow that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards. Adjusted net income (loss), however, should be considered in addition to, and not as a substitute for or superior to, profit (loss), or other measures of the financial performance prepared in accordance with IFRS Accounting Standards.
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
Adjusted net income (loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS Accounting Standards or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We believe adjusted net income (loss) is useful to evaluate our operating and financial performance for the following reasons:
•Adjusted net income (loss) is used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value of their assets and the method by which their assets were acquired.
•Impairment charges are adjusted to our results since it provides a clearer representation of our financial performance by excluding non-recurring and non-cash charges, ensuring a more accurate reflection of our operational profitability and underlying business trends.
•Amortization of the fair value adjustment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance.
•Other one-time charges that are not reflective of our core operating performance, which include the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions and gains/losses in the divestment of assets.

We use adjusted net income (loss) as a key profitability measure to assess the performance of our business. We believe that adjusted net income (loss) should therefore be made available to investors, securities analysts and other interested parties to assist in their assessment of the performance of our business.
Adjusted net income (loss) is not a substitute for net income or loss for the period, which is the IFRS Accounting Standards measure of earnings. Additionally, our calculation of adjusted net income (loss) may be different from the calculation used by other companies, including our competitors in the payments processing industry, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. Additionally, this measure is not intended to be a measure of cash available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. For a reconciliation of our adjusted net income (loss), see “Presentation of Financial and Other Information—Selected financial data”. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission (“SEC”) website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet, payment solutions and e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS), (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos - FEBRABAN), (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - IBGE), (5) Reclame Aqui, among others.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, our expectations towards our software assets and our ability to manage them efficiently, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:
•Our expectations regarding revenues generated by transaction activities and other services, subscription and equipment rental fees and financial income.
•Our expectations regarding our operating and net profit margins.
•Our expectations regarding significant drivers of our future growth.
•Our expectations regarding the performance of our current and new solutions.
•Our plans to continue to invest in research and development of technology for both existing and new products and services.
•Our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services and other distribution channels.
•Our ability to attract and retain a qualified management team and other team members while controlling our labor costs.
•Our ability to invest more and collect results in the short-term.
•Our plans to expand our footprint and explore opportunities in adjacent sectors and markets.
•Competition adversely affecting our profitability and growth.
•The occurrence of a natural disaster, widespread health epidemic or pandemics, such as the coronavirus (COVID-19) pandemic.
•Fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve.
•General economic, financial, political, demographic and business conditions in Brazil and any other countries we may serve.
•The inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems.
•Our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry.
•Our ability to innovate and respond to technological advances, changes in the regulatory environment and changing market needs and customer demands.
•Our ability to maintain, protect and enhance our brand and intellectual property.
•Changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes.

•Our failure to successfully maintain a relevant omnichannel experience for our clients, thereby adversely impacting our results of operations.
•Our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives.
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

CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 192.

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
D.    Risk factors
The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the risk factors below. This summary should be read in conjunction with the risk factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:
•Our business strategy may not provide us the results we expect and our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.
•Substantial and increasingly intense competition in our markets may harm our business.
•If we cannot keep pace with rapid developments and changes in the markets in which we compete and continue to acquire new clients as rapidly as in the past, the use of our products and services could decline, reducing our revenues.

•A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.
•Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
•Increases in interest rates may harm our business.
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
•Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
•Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.
•Cybersecurity attacks could result in data breaches and severely damage our reputation, business and financial condition.
•Our systems and our third-party providers’ systems may fail, which could interrupt our service, cause us to lose business and increase our costs.
•Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.
•In a dynamic industry like ours, the ability to attract, recruit, develop and retain key personnel and qualified employees is critical to our success and growth. If we are not able to do so, our business, financial condition and results of operations may be adversely affected.
•Our financing needs could adversely affect our financial flexibility and our competitive position and we may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
•Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.
•We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.
•We may not realize the benefits anticipated from the Linx Acquisition, which may adversely impact us.
You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, in our financial statements, and all other public information released by us from time to time, before making any investment decision. The risks described below are not the only risks we face. Our business, financial condition and operational results may be significantly affected not only by any of the risks set forth below, but also by any other risks that are currently unknown or considered irrelevant by us. Our business, reputation, management, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the prices of securities issued by us, including our Class A Common Shares, could decline and our investors may lose part or all of their investment.

Risks
Risks Relating to Our Business, Strategy and Industry
Our business strategy may not provide us the results we expect and our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.
Our strategy and challenges are determined by management based on related assumptions, such as, but not limited to, the future market, economic and industry environments; our capacity to execute our strategy; and the regulatory, political and social scenarios where we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated by management. Moreover, under these assumptions, factors beyond our control may make these inaccuracies more significant.
Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement our strategies, as well as to achieve the results and benefits expected from our business plan therefrom, which might give rise to financial losses and reduce the value creation to our shareholders.
We invest in Point-of-Sale (POS), marketing, technology, people and our distribution channels based on our expectation of future demand for our services from the relevant location. We must forecast inventory, capital needs and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. An inability to correctly forecast the success of a particular product or service could harm our business. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.
Our results of operations and operating metrics may fluctuate and we may generate losses in the future, which may harm our business.
We intend to make significant investments in our business, including with respect to our employee base, sales and marketing, including expenses relating to increased direct marketing efforts, referral programs, and free hardware and subsidized services, development of new products, services, and features; expansion of office space, data centers and other infrastructure, development of international operations and general administration, including legal, finance, and other compliance expenses related to being a public company. If the costs associated with acquiring and supporting new or larger merchants materially rise in the future, including the fees we pay to third-parties to advertise our products and services, our expenses may rise significantly. In addition, increases in our client base could cause us to incur losses, because costs associated with new clients are generally incurred upfront, while revenue is recognized thereafter as merchants utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur significant losses in the future.
We frequently invest in developing products or services that we believe will improve the experiences of our clients and therefore improve our long-term results of operations. However, these improvements often cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which may materially and adversely affect our business. For example, our growth strategy contemplates an expansion in our distribution channels and the development of new products and services. Successful implementation of our growth strategy will require significant expenditure before any substantial associated revenue is generated. We cannot assure you that our increased investment in marketing activities will result in corresponding revenue growth. We cannot assure you that our recently opened or future Stone Hubs will generate revenue and cash flow comparable to those generated by our more mature Stone Hubs. Furthermore, we cannot assure you that our new Stone Hubs will continue to mature at the same rate as our existing Stone Hubs, especially if economic conditions deteriorate.

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
We have developed a well-regarded and widely known brand that has contributed significantly to the success of our business. If we fail to maintain, protect and enhance our brand, our business could be materially and adversely affected and our sales, profitability and results of operations may be adversely affected.
Our brand is predicated on the idea that sellers and buyers will know and trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to expanding our base of merchants and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services.
Our brand may be adversely affected if we are unsuccessful in carrying out our business activities. We may be unsuccessful in advertising, promotional, and marketing strategies; and in offering new products to meet market demands. If we are unable to market and promote our brand on third-party platforms, such as Globo, Google or Meta, effectively, our ability to acquire new merchants would be materially harmed. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services more expensive or more difficult. In addition, some of our competitors may have marketing investments substantially larger than ours and our end consumers believe that our competitors’ products are more attractive.
Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third-party trademark infringement claims; employee misconduct; failure to resolve seller and buyer complaints; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.
We have been from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements concerning our Company, our business, and our products and services. Any of these could damage our brand and materially deter people from adopting our services. Negative publicity about us or our management, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory enforcement, and other actions, as well as the actions of our clients and other users of our services, even if inaccurate, could cause a loss of confidence in us. Our ability to respond to negative statements about us may be limited by legal prohibitions on permissible public communications by us during future periods.

Substantial and increasingly intense competition in our markets may harm our business.
Our markets are highly competitive. They are characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services and competitors. Our primary competitors include traditional and new incomer merchant acquirers, financial institutions and Card Issuers, both traditional and well-established ones and new incomers. Many of them have significant financial resources and develop different kinds of services.
Additionally, we may also face competition from well-established businesses from outside our sectors that have significant financial resources and experience operating in Brazil. Many of our competitors also have substantially greater financial, technological, operational and marketing resources than we have, which may provide them with significant competitive advantages. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources. In particular, certain of our competitors in the acquiring market are affiliated with financial institutions that may not incur the sponsorship costs we incur for registration with the payment schemes.
We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. Competition could result in a loss of existing clients, and greater difficulty in attracting new clients, negatively affecting our growth plans, financial condition and results of operations.
If we cannot keep pace with rapid developments and changes in the markets in which we compete and continue to acquire new clients as rapidly as in the past, the use of our products and services could decline, reducing our revenues.
The markets in which we compete are subject to rapid and significant changes. In this context, any delay in the delivery of new products services or failure to differentiate them from those of our competitors or to accurately predict and address market demand could render our products and services less desirable or obsolete to our clients, which would reduce our revenues and harm our business.
In order to remain competitive and continue to acquire new clients rapidly, we are continually involved in a variety of projects to develop new products services or compete with new market entrants, including the development of mobile phone payment applications, products using Pix as a foundation, e-commerce services, digital banking, digital wallet account, prepaid card products, credit products and other new products and services emerging in the markets in which we compete.
These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Furthermore, our growth may not continue to be rapid enough for us to recover the costs we have incurred in developing new products and services.
Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industries standards. We cannot predict the effects of technological changes on our businesses. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected, such as resulting in impairment of capitalized software for which future economic benefits are no longer expected. We also rely in part and may in the future rely in part on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies.
Moreover, we may fail to adopt artificial intelligence and machine learning technology or to comply with its regulatory framework. It is possible that new laws and regulations will be adopted that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Furthermore, some of our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and products. If successful, their development efforts could render our products and services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our service offerings and/or products.
A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.
If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between them, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of card payment methods (credit, debit and prepaid cards) and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods. Moreover, our business, financial condition and results of operations may be negatively impacted if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms.
For example, the Central Bank has developed an instant payment solution called Pix, which started operating in November 2020. This solution is an alternative for cash, payment slips (Boletos), wire transfers and debit transactions. According to the Central Bank, Pix's share of the total number of transactions rose from 1% in the fourth quarter of 2020 to 46% in the third quarter of 2024. In terms of Pix’s share of monetary volume, it increased from 1% to 23% in the same time. Since then, the Central Bank and competitors have been extending the scope of Pix. For instance, Pix Parcelado (Pix Installments) is a credit payment solution that uses the Pix infrastructure. Even though we offer products based on Pix, we cannot guarantee that this revenue line could be enough to offset a decline in the use of card payment methods.
Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
Failure to successfully broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we expect to continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our products or services will be widely accepted in any market or that they will continue to grow in revenue. Our offerings may present new and difficult technological, operational, regulatory risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Further, our newer activities may not lead to growth or recoup our investments in a timely manner or at all and may require significant management time and attention. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.
Any acquisitions, investments, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.
Acquisitions, investments, partnerships and joint ventures may be part of our corporate development strategy to grow our business. We evaluate and expect in the future to evaluate potential strategic acquisitions, investments, and partnerships or joint ventures with complementary businesses, services or technologies. We may not be successful in identifying acquisition, investments, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire, invest or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, investment, partnership or joint venture. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete.

Furthermore, the integration of any acquisition (such as the Linx Acquisition and the Reclame Aqui acquisition, as defined in “Item 5—Operating and Financial Reviews and Prospects”), investment, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations, and such integration may be substantially more costly and time consuming than we had anticipated. Certain acquisitions, investments, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. We may lose merchants as a result of acquisitions, investments, partnerships and joint ventures.
We may spend time and money on projects that end up not increasing our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Finally, we may be forced to assume certain liabilities in connection with any acquisitions that we consummate, including unknown and contingent liabilities that we failed or were unable to identify while performing due diligence. We cannot ensure that any acquisition, investment, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.
If we fail to manage our growth effectively, our business could be harmed.
In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls and risk management, create and improve our reporting systems, and timely address issues as they arise. These efforts may require substantial financial expenditure, commitments of resources, developments of our processes, and other investments and innovations. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations.
The services we render are designed to process very complex transactions and provide reports and other information concerning those transactions, at high volumes and processing speeds. Any failure to deliver an effective and secure service or any performance issue arising from a new service could result in significant processing or reporting errors or other losses. As a result, our growth efforts could result in increased costs and/or we could also experience a loss in business.
If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline.
We pay assessment, interchange and other fees set by the payment schemes for each transaction we process. From time to time, the payment schemes may increase the assessment, interchange and other fees that they charge payment processors. We may also face increases in costs from macroeconomic factors such as a higher interest rate, which affects the financing costs of our prepayment and credit operations. Under our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our fees. However, if we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure makes us dependent on the operations of our subsidiaries.
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Our Financing Needs— We are exposed to fluctuations in foreign currency exchange rates”, “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy”.
Risks Related to Legal and Regulatory Matters
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.
The regulatory and legal environment in Brazil is complex and extensive. There is a multiplicity of laws, rules, and regulations of different types that govern the way we can operate our business. Some of the federal, state or local laws and regulations in Brazil that affect us regulate: (a) consumer products, product liability or consumer protection; (b) advertising, marketing and sales of products; (c) labor and employment, including wage and hour laws; (d) tax matters or interpretations thereof; (e) data protection and privacy; (f) antitrust and competition; and (g) securities and exchange. The applicable laws, rules, and regulations imposed on us are enforced by multiple different authorities and governing bodies in Brazil, which increases the regulatory and legal complexity.
The Brazilian Data Protection Law (Law No. 13,709/18 or Lei Geral de Proteção de Dados) (“LGPD”), along with its associated regulations, including ANPD Resolutions 15 (dated as of April 24, 2024), 18 (dated as of July 16, 2024), and 19 (dated as of August 23, 2024), applies to individuals or legal entities, private or government entities, that process personal data in Brazil, collect personal data in Brazil or engage in further processing activities aimed at offering or supplying goods or services to data subjects located in Brazil. The LGPD and its associated regulations establish detailed rules for processing personal data, including the collection, use, internal transfer, transfer and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Under the LGPD and its associated regulations, security breaches that may result in significant risk or damage to personal data must be reported to the Autoridade Nacional de Proteção de Dados (ANPD), the Brazilian data protection regulatory body, and to the individual data subjects, within three (3) business days. Reporting such incidents may generate relevant costs, including but not limited to financial redress, reputational damage, and investigations, penalties and fines by the ANPD. The application of penalties and fines for noncompliance with the LGPD is based on ANPD Resolution 4 (dated as of February 24, 2023).
The Central Bank also has specific legislation on cybersecurity and data protection. On April 8, 2021, the Central Bank approved Resolution 85, which establishes requirements for the engaging of relevant data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. Central Bank Resolution 85 requires payment institutions to draw up an internal cybersecurity policy and to include specific mandatory clauses in relevant contracts regarding data processing, storage and cloud computing services.

Such a complex and extensive legal and regulatory environment generates high compliance costs and exposes us to compliance and litigation risks. If we fail to comply with applicable laws, rules, and regulations, we could be prevented from carrying out our regulated activities and activities in payment schemes; required to pay substantial fines (including per transaction fines) and disgorge our profits; and subject to insolvency proceedings under an intervention by the Central Bank, as well as the out-of-court liquidation of any of our subsidiaries to whom licenses may be granted in the future. It may also hinder our ability to offer our products and services effectively and we could be required to change our business practices and enter a mechanism that allows us to adjust our conduct to comply with applicable laws, rules, and regulations, called conduct adjustment agreement. We could also be subject to private lawsuits and may be investigated and suit by Brazilian Public Prosecutor Offices. In addition, any perceived or actual breach of compliance could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients and prevent us from obtaining new clients.
Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
Certain of our subsidiaries are licensed and regulated under various Brazilian laws and regulations which includes specific regulations such as electronic payments, payment institutions, publicly-held company issuer of securities, financial institutions and trade repositories, among others. For example, we are subject to minimum requirements of paid-in capital stock and net equity, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional - COSIF), and administrative penalties for noncompliance.
In addition to country law and regulatory framework, the payment schemes’ rules are applicable to us. Each payment scheme has its own rules, which are approved by Central Bank. These rules are complex and extensive. For example, we must follow the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect Cardholder data. Regulators and payment schemes may increase enforcement of obligations, which may require us to review or expand our compliance program, adversely impacting our costs.
The above laws, rules and regulations may be interpreted and applied differently over time, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. For further information regarding these regulatory matters, see “Item 4. Information on the Company—B. Business overview— Regulatory Matters—Regulation of the SPB”.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to legal (including class actions), arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax, regulatory or accounting events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including those with respect to outsourced employees. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”
We may face restrictions and penalties under the Brazilian Consumer Protection Code.
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
As of December 31, 2024, we are subject to approximately 1,230 proceedings with PROCONs. Moreover, as of the same date we are subject to approximately 4,000 active judicial claims related to Special Civil Court that do not exceed R$ 8.4 million in the aggregate. To the extent these consumers succeed, or further judicial or administrative claims are filed resulting in adverse outcomes for us, we may face reduced revenues due to refunds and the payment of fines for noncompliance, and could negatively impact us.
We are subject to regulatory activity and antitrust litigation under competition laws.
The Conselho Administrativo de Defesa Econômica (CADE) is the Brazilian antitrust authority. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies and our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. CADE may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us. In 2023, two of our subsidiaries were exonerated in antitrust procedural inquiries. The cases against Linx S.A. and Óbvio Brasil Software e Serviços S.A. were closed by CADE without penalties on January 19, 2023 and November 16, 2023, respectively. Litigation could be costly for us to defend, both financially and in terms of management time allocation, and could negatively impact our reputation. The regulators and CADE’s decisions may be adverse to us, having a negative effect on our business model, operating results and financial condition.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.
The highly automated nature of, and liquidity offered by our products and services make us a target for illegal or improper uses. In addition, Brazil has a high risk of corruption, and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846, dated as of August 1, 2013 (“Clean Company Act”), and the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. If we make errors, failures, violations or delays in complying with anti-corruption, anti-bribery and anti-money laundering laws and regulations, we could suffer criminal, administrative and civil liabilities and/or lawsuits, significant fines and penalties, forfeiture of significant assets, or other enforcement action as well as reputational harm.
Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.
In addition to being complex and extensive, our regulatory and legal environment is continuously changing. There can be no guarantee that we will have sufficient financial and technical resources to comply with changes or successfully compete in the context of a shifting regulatory and legal environment. Changes may be in the form of new laws and regulations, or amendments or changes in interpretations of existing laws and regulations.
Changes could adversely affect us by, for example, increasing competition and costs associated with compliance, requirements, actions, fines, penalties, and enforcements; diverting the attention of some of our senior management team; causing delays in planned product improvements; requiring us to change our processes and operations; reducing the demand or popularity of our products and services; making it difficult for new customers to join our network; limiting our ability to grow; reducing the attractiveness of our products and services; and preventing us from offering existing products and services.
In recent years, the Brazilian government, the Central Bank and other regulatory authorities have introduced significant regulatory changes for financial services which impact or may impact our business, including new rules regarding cybersecurity standards and governance requirements. The Central Bank issued several regulations related to the Brazilian payments market, aiming to increase competitiveness in the sector, strengthen risk management, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include but are not limited to:
•Pix – in 2020, the Central Bank launched an instant payments ecosystem that enables real-time transactions among individuals and entities on a 24/7 basis (“Pix”). This ecosystem was a significant innovation to the then existing payment structure in Brazil and is a feasible alternative to debit and pre-paid transactions. The growth of this payments alternative may ultimately result in a loss of interest from our existing clients in using the payments schemes that we operate, and make it more difficult for us to attract new clients. The introduction of Pix Parcelado (Pix installments) could further accelerate this shift by offering consumers an alternative to paying with a credit card. As customers and merchants increasingly adopt Pix for both immediate and deferred payments, our transaction volumes, interest income, and fee-based revenues from credit cards and other credit products may decline. For further details on Pix regulation and innovation refer to “Item 4. Information on the Company - B. Business Overview - Pix”.

•Open Finance – in 2020, the Central Bank and CMN published the initial set of guidelines and standards for the implementation of the Open Financial System (“Open Finance”) in Brazil. Stone IP, as a payment institution that provides payment accounts to its clients, is a mandatory participant in certain phases of Open Finance and as a result must comply with the applicable Open Finance regulations, self-regulation and other data guidelines, as well as stringent customer authentication regulations and Brazilian privacy laws such as the LGPD, under which data can only be shared with the explicit consent of the user. Compliance with such regulations may increase our costs and we are at risk of being subject to fines and penalties if we fail to comply. In addition, competitors may use data on our clients for their business goals and provide services to them within Open Finance context. For example, Payment Initiation Service Providers require the initiation of payment transactions without (a) managing a payment account; and (b) intermediating, at any time, the funds transferred in the respective payment transaction. If that were to happen, we may lose clients to competitors, which would harm our business.
•Prudential Conglomerates and Minimum Capital Requirements – in 2021, the Central Bank introduced new rules setting out new accounting criteria applicable to prudential conglomerates of authorized payment institutions. Under the new rules, we must maintain minimum capital adequacy ratio in relation to its risk-weighted assets (“RWA”), which are assessed in a manner similar to the Basel Committee on Banking Supervision (BCBS) standards, yet applying specific requirements to address payment-related risks. The Central Bank may introduce additional requirements related to the components of such calculation in the future.
These measures are in various phases of development, whether as part of legislative or regulatory initiatives and the overall impact of any such reform proposals is difficult to estimate. Additionally, any future legislative or regulatory initiatives that would bring restrictions over the number of installments in credit card operations in Brazil may have an adverse effect on us.
The discount rates that we charge merchants for the early payment of their card receivables is an example of changing regulations. This prepayment solution represents a significant portion of our financial income. There was some debate about whether the discount rates applicable to early payment of card receivables should be capped under the limits set by Brazilian Decree No. 22,626 of April 7, 1933 (“Usury Law”). Nevertheless, Brazilian Law No. 14,905 of June 28, 2024, amended the Usury Law to explicitly exclude from its scope operations performed by institutions authorized to operate by the Central Bank. Therefore, the cap mentioned above is not applicable to Stone IP’s operations. However, we cannot assure you that there will not in the future be new or amended laws preventing us from providing those operations or limiting the fees we may charge.
As our business grows, we may become subject to more regulations. As we offer new products and services and enter new markets, we may become subject to additional laws, rules and regulations. For example, offering financial products such as loans directly to our clients, including in the form of Stone SCD, or term deposits through Stone SCFI has required us to have additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank.
Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues. If the taxes applicable to our business increase or any tax benefits are revoked, our business could be harmed. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income. Our payment processing activities are also subject to a Municipal Tax on Services (ISS). Any increases in ISS rates would also harm our profitability.
We benefit from certain tax incentives granted to technological research and technological innovation development activities, provided for in Law No. 11,196 (Lei do Bem). Our ability to benefit from these incentives depends on the fulfillment of certain obligations.

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
If the tax benefits currently granted expire, are extinguished, or are cancelled, we cannot assure you that such benefits will be renewed or that our subsidiaries will succeed in obtaining new tax benefits on equally favorable terms. If such benefits are not renewed, our business could be adversely affected.
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
On December 20, 2023, Constitutional Amendment (EC) No. 132/2023 (“Tax Reform”) was enacted, replacing several of the current “indirect taxes” (ICMS, ISS, and PIS/Cofins) with the Goods and Services Tax (IBS) and the Contribution on Goods and Services (CBS). Further, on December 17, 2024, the Brazilian Congress enacted Complementary Law No. 234 to detail the indirect taxes and other matters, such as the establishment of a specific tax collection system. Future regulations will provide for the functioning of the Managing Committee - the government body responsible for overseeing tax collection -, the split payments system and the tax rates applicable to the financial sector. The split payment system introduces a new tax collection framework where payment institutions would be responsible for operationalizing the collection of consumption taxes from merchants. Some safeguards have been established in favor of payment institutions, such as exemption from tax liability under the split system. Tax Reform will be subject to a transition phase, lasting from 2026 to 2032. For now, we are unable to foresee when and how the new pending regulations will come, nor how the rules will be applied.

Risks Relating to Our Operations
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.
We operate in a political and economically volatile country and in a rapidly changing industry. In recent years, we have experienced significant changes to our business, including the launch of new products and services, entering into new areas of activity (credit, banking, and software) and undertaking strategic acquisitions. In addition, the number of clients and their transactions, counterparties, suppliers and third-party service providers that work with us has increased. As a result, our risk management policies are challenged to deal with an increasing number of complex risks. For example, we are responsible for vetting and monitoring our clients and determining whether the transactions we process for them are lawful. In this context, our risk management policies, procedures, techniques, and processes may not be partially or fully effective in identifying, monitoring and managing our risks, which may result in financial and reputational losses and liabilities, including civil and criminal.
Because we heavily rely on statistical and artificial intelligence methods in our risk management, we are dependent on data and models. We work with internal data (clients, counterparties, transactions, etc.) and data provided by third parties. In some cases, that information may not be accurate, complete or up to date, which can result in errors. We face model risk because we may, among other reasons, be unsuccessful in determining the appropriate models (i.e., by selecting the wrong variables or not selecting important variables), by failing to choose the appropriate quantitative methods, by failing to detect and properly treat regime changes in the available sample, or by making operational errors in deploying the model to production environment. Quantitative modeling is a central activity of our risk management team. It is especially important to credit risk, market risk and fraud detection and prevention.
Indeed, we face model risk in almost all areas of our business. For example, we are dependent on quantitative modeling to make decisions in areas such as logistics, customer relations and engagement, finance, marketing and strategy.
Cybersecurity attacks could result in data breaches and severely damage our reputation, business and financial condition.
Our business is vulnerable to cybersecurity attacks, which could have a significant impact on our operations. As we expand our banking and credit business lines, our risk of being subject to cybersecurity attacks increases. Brazilian businesses are particularly subject to frequent cybersecurity attacks. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, client data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. These attacks can be carried out by hackers, linked or not to criminal groups, aimed at stealing sensitive data, money, or disrupting our operations.
The cyber risks that we are exposed to include but are not limited to:
•Data theft: Hackers can steal confidential information, such as credit card numbers, bank account information, passwords, and personal identification data.
•Phishing and spear phishing attacks: Phishing attacks can be used to steal confidential information or install malware on our systems.
•Malware: Malware can be used to steal our data or disrupt our operations.
•Ransomware: Ransomware is a type of malware that can restrict our access to our files, data and operations and can demand ransom in exchange for restoring any of the items mentioned.
•Denial of Service (DDoS) attacks: DDoS attacks can overwhelm our systems, making them inaccessible.

•Social engineering attacks: Hackers can use social engineering to manipulate our employees and gain access to confidential systems and data.
•Software and hardware vulnerabilities: Vulnerabilities in our software and hardware can be exploited by hackers to access the institution's systems.
•Insider attacks: Cyberattacks can also be carried out by malicious employees who have access to confidential systems and data.
Any integration of artificial intelligence in our or any third party’s operations is expected to pose new or unknown cybersecurity risks and challenges. The consequences of a cybersecurity attack could severely harm us through financial and reputational losses, regulatory penalties, and impact on our clients’ business.
An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.
Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages, communication interruptions, pandemics or epidemics, like the COVID-19 pandemic. These events could cause us to close our operating facilities temporarily. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters, health epidemics or pandemics or other major events. Such events could also negatively impact our clients and other participants’ operations in a way that harms our business.
Our insurance policies may not be sufficient to cover all claims.
Our hedge and insurance policies may not adequately mitigate all the risks to which we are exposed. For example, we do not maintain insurance policies contracted specifically for property and business interruptions. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business.
Our systems and our third-party providers’ systems may fail, which could interrupt our service, cause us to lose business and increase our costs.
We are dependent on the ability of our products and services to integrate with a variety of systems, including but not limited to software, data centers, cloud infrastructures, telecommunications and internet networks. Our card transactions, for example, are dependent on telecommunications, internet, cloud infrastructures and data centers, among others. We depend on the efficient and uninterrupted individual and joint operation of them.
These systems and operations could be exposed to damage or interruption due to, among other things, the occurrence of spikes in user volume, fire, natural disaster, power loss, human errors, telecommunications failure, cyber-attacks, acts of terrorism, vandalism or sabotage, unauthorized entry, hosting disruptions, capacity constraints or computer viruses.

We rely on a combination of our own systems and systems licensed to us by third-party providers. We rely on our subsidiary, Buy4 Processamento de Pagamentos S.A., to provide transaction authorization and settlement, computing, storage, processing and other related services for card transactions. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruptions and their continued provision of services, as well as to providing us adequate advanced notice in the event that they decide to close a facility. Our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected. We utilize data center hosting facilities from third-party service providers to make certain products and services available to our customers. See “Item 4. Information on the Company - D. Property, plants and equipment” for information regarding our data center facilities.
We also rely on bank platforms and others, including Card Issuers, to process some of our transactions. It is mandatory under the Central Bank rules that Acquirers register daily in trade repositories all card receivables owned by merchants (credit and debit). On the other hand, it is also mandatory that institutions willing to negotiate those receivables also register their contracts in such trade repositories. Therefore, as our group includes an Acquirer (Stone IP) and a financial institution (Stone SCD), it registers the merchants’ receivables through TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”) (a StoneCo company), and its contracts through TAG, CERC Central de Recebíveis S.A. (“CERC”), CIP S.A. (“Nuclea”), and B3 S.A. - Brasil, Bolsa, Balcão (“B3”). Any failure to settle the merchant’s receivables in accordance with the information registered in the trade repository is considered an Acquirers’ misconduct. Under existing rules, while Acquirers may only choose one trade repository, increasing risks due to system failures, financial institutions may choose as many as they want, mitigating system unavailability risks. On June 6, 2021, the interoperability between financial market infrastructures (TAG, CERC, Nuclea and, more recently, B3) was launched under the rules of the Central Bank. Pursuant to applicable rules, the Acquirer must settle the merchants’ receivables in accordance with the information registered in the chosen trade repository and contracts regarding card receivables are only effective and made public when registered in a trade repository.
Our systems, our subsidiaries’ systems, and those of third parties have experienced defects, errors, delays, and other difficulties in processing our transactions (for example payment, banking, and credit transactions), communication channels with our clients, and our internal operations. If they experience such problems in the future, they could result in:
•Loss of clients or early termination of customer contracts.
•Loss of revenues, including subscription revenues owed from equipment rentals.
•Loss of merchant and Cardholder data.
•Loss of reputation resulting from negative publicity.
•Penalties applied by Visa, Mastercard or other payment schemes, including loss of licenses and fines.
•Loss of Central Bank authorizations granted by the Central Bank to operate as a payment institution (instituição de pagamento), a direct credit company (sociedade de crédito direto), a trade repository (entidade registradora), and a financial services company (Sociedade de Crédito, Financiamento e Investimento S.A.) in Brazil.
•Fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management, insolvency proceedings, and/or the out-of-court liquidation of Stone IP and any of our subsidiaries to whom licenses may be granted in the future.
•Fines or other penalties imposed by ANPD.
•Exposure to fraud losses or other liabilities.
•Indemnity actions imposed by customers.

•Additional operating and development costs.
•Diversion of technical and other resources.
While much of our processing infrastructure is located in multiple, redundant data centers and clouds, we have some core business systems that are located in only one facility and do not have redundancy. An adverse event that results in the unavailability of such systems or the facilities in which they are located could harm us.
Any changes in systems or networks belonging to third-party providers that degrade the functionality of our products and services may result in additional costs or requirements on us re-establishing the proper level of the functionality, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services.
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
Furthermore, any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition and could help our competitors develop products and services that are similar to or better than ours.
In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with the usage of open-source software cannot be mitigated and could adversely affect our business.
Although we believe that we have complied with our obligations under the various applicable licenses for open-source software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. Concerns about data security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information. In addition, data security threats may derive from human error, fraud and malice on the part of our third-party employees, and accidental technological failure.
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
The loss, destruction or unauthorized modification of data of the end users of payment services (e.g., payers, receivers, Cardholders, merchants, and those who may hold funds in their accounts) by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by payment schemes, ANPD or third parties. In addition, a significant data breach from our systems and communications could result in payment schemes prohibiting us from processing transactions on their schemes or the loss of Central Bank authorization to operate as a payment institution in Brazil, which could materially impede our ability to conduct business.
Our encryption of data and other protective measures may not prevent unauthorized access or use of data and sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. Misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations or by payment schemes.
We cannot assure you that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
Our business relies on a number of forms of intellectual property rights, including trademarks, domain names, software, know-how, trade secrets technologies and other proprietary information, and we use a combination of contractual provisions, confidentiality procedures, and other approaches to establish and protect our intellectual property rights. We have been granted numerous trademarks and software covering our brands and products and have filed, and expect to continue to file, trademark applications before the patent, trademark and software offices in a number of jurisdictions, including the Brazilian Patent and Trademark Office (INPI) seeking to protect newly developed trademarks and products. We cannot be sure that intellectual property rights will be granted with respect to any of our trademarks, applications will be granted, or that any such patent, trademark and software offices shall continue to protect our intellectual property rights with respect to any of our trademarks, applications and products. We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
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
In a dynamic industry like ours, the ability to attract, recruit, develop and retain key personnel and qualified employees is critical to our success and growth. If we are not able to do so, our business, financial condition and results of operations may be adversely affected.
We are dependent upon the ability and experience of several key personnel who have substantial experience with our operations and in the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a negative effect on us. On November 13, 2024, the Central Bank enacted Resolution No. 432 that establishes minimum standards for management compensation policies in payment institutions, in line with FSB (Financial Stability Board) Principles for Sound Compensation Practices and their implementation standards. In a similar manner, CMN Resolution No. 5,177, enacted in September 2024, extended to SCDs management compensation standards already applicable to other financial institutions (such as Stone SCFI).
Furthermore, in order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. We also must develop our personnel to provide succession plans for our existing key personnel in order to be capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. For instance, our Stone Agents are highly trained and, accordingly, we may face challenges in recruiting and retaining such qualified personnel. Our efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We cannot provide assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain merchants and partners and merchant attrition or a decline in our clients’ growth rate could cause our revenues to decline.
We experience churning in merchant credit and debit card processing volumes resulting from several factors, including but not limited to business closures, transfers of merchants’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in same-store sales. We may not be able to accurately predict the level of churn in the future and our revenues could decline as a result of higher-than-expected churn, which could have a material adverse effect on our business, financial condition and results of operations.
Our merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or if the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could see an increase in our merchant churn and find it harder to attract new merchants and partners.
Our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in TPV. Should the rate of growth of our clients’ business slow or decline, generated by macroeconomic or industry factors, this could have an adverse effect on volumes processed and therefore an adverse effect on our results of operations. If we are unable to scale our support functions to address our growth, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are constrained by their manufacturing capabilities and pricing as well as general counterparty risk. We may face production delays or escalating costs if they are unable to manufacture enough products at an affordable cost. Further, we could face production delays if it becomes necessary to replace the existing substantial suppliers with more alternative suppliers.

We may also be subject to product recalls or other quality-related actions if such devices, or other products supplied by us, are believed to cause injury or illness, or if such products are defective or fail to meet our quality control standards or standards established by applicable law. If our POS suppliers are unable or unwilling to recall products and fail to meet applicable quality standards, we may be required to recall those products at a substantial cost to us. Recalls and government, customer or consumer concerns about product safety could harm our reputation, brands and relationships with clients, lead to increased costs, loss of revenues (including revenues from equipment rentals and/or decreased transaction volumes), and/or loss of merchants, any of which could have a material adverse effect on our business, results of operations and financial condition.
Additionally, agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers. Some of the key components used to manufacture our POS devices, such as the chip, pin reader and battery, come from limited sources of supply in limited countries in Asia. In addition, these countries are involved or subjected to geopolitical tensions. Due to the reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices.
The materialization of the risks above would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could damage our relationship with our clients, prevent us from acquiring new clients, and harm our business.
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
The highly automated nature of, and liquidity offered by our products and services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. anti-money laundering and economic sanctions violations). In configuring our products and services, we face an inherent trade-off between security and client convenience.
We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, including the hacking of bank accounts, can potentially steal significant amounts of money from businesses like ours. Examples of merchant fraud include when a merchant or other party knowingly uses stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction.

Furthermore, we are also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damage.
Additionally, we must consider potential liabilities related to privacy and data protection, particularly in cases where personal information is compromised due to fraudulent activities. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our Chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in fraudulent activities using our products and services could have a material adverse effect on our business, financial condition, and results of operations.
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
Furthermore, if we do not comply with the payment scheme requirements (e.g., their rules), the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes. On occasion, we have received notices of noncompliance and fines, which have been typically related to transactional or messaging requisites, as well as excessive Chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines or pass through the costs to our merchants or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard or other payment schemes, or any changes in the payment scheme rules that would impair our registration, could require us to stop allowing our clients to accept Visa, Mastercard or other payment schemes, which could have a material adverse effect on our business, financial condition and results of operations.
Financial Risks
Our financing needs could adversely affect our financial flexibility and our competitive position and we may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
We fund our operations through equity, sale of credit card receivables to third parties (such as commercial banks and investment funds), bank credit facilities, client deposits and financing arrangements. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations.

In the future, our inability to either refinance our debt or to maintain and expand our asset sales programs could have important consequences and significantly impact our business. For example, it could make it more difficult for us to satisfy our operational and financial obligations; respond to unforeseen circumstances; increase our vulnerability to adverse changes in general economic, industry and competitive conditions; require us to dedicate a substantial portion of our cash flow from operations to make payments to debt holders, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; limit our ability to make material acquisitions or take advantage of business opportunities that may arise; expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest; and affect our prepayment and credit business size and growth.
Any debt financing obtained by us could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities, debentures, bonds and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable.
If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. See “Item 5. Operating and Financial Review and Prospects”.
We face risks relating to liquidity of our capital resources.
Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations at an excessive cost or that we will not have funding at a volume and cost appropriate to meet the prepayment and credit products request by our customers. This risk is inherent in our activities.
We have begun to use retail funding from our clients and non-clients to finance our business activities, such as anticipation and credit. The liquidity risk that we face has increased and will increase in the future because we expect to scale the retail funding. In this context, the liquidity risk arises from the potential maturity mismatch, for example, between our investments in which our clients’ deposit resources are allocated and the immediate liquidity of our clients’ deposit accounts.
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
Processing consumer transactions made using credit cards, as well as providing for the prepayment of our clients’ receivables when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards, and fewer merchants may decide to use our prepayment and credit solutions. In addition, rising benchmark rates of either CDI or credit spreads may materially impact our results if we are not able to fully pass such increases to our clients. Furthermore, we may lose clients because of increasing prices.
In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. The mismatches of these operations generate risks. As of December 31, 2024, we had R$12.6 billion in financial liabilities (except leases), including obligations to FIDC quota holders, bank borrowings, bonds, debentures, financial bills and commercial papers and other financial liabilities, subject to variable interest and return rates, compared to R$5.3 billion as of December 31, 2023. We also sell receivables to third parties on a non-recourse basis, which also have variable interest rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.
For example, on March 17, 2021, the Central Bank began to rapidly raise the SELIC rate, first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, the Central Bank continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, the Central Bank reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. However, on September 18, 2024, the Central Bank began to increase rates again, increasing the SELIC rate first back to 10.75%. As of the date of this annual report, the SELIC rate is now 14.25%.
We are exposed to fluctuations in foreign currency exchange rates.
The Brazilian real is our functional currency. We have foreign exchange risk on any of our other assets and liabilities denominated in currencies or with pricing linked to currencies other than Brazilian real, including certain contract assets. Our currency is volatile and has fluctuated sharply against the U.S. dollar and other strong currencies in the past. The Brazilian government has implemented various economic plans and used several exchange rate regimes, including sudden depreciation, periodic mini-depreciation, floating exchange rate market systems, exchange controls and dual exchange rate markets. It is generally accepted that the current exchange rate regime is a managed floating regime. We cannot predict whether the Central Bank will intervene in the exchange rate market and when and if it will change the exchange rate regime, which may harm our business and results of operations.
Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

A devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil, decrease consumer spending, reduce economic growth, and generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts and balance of payments, as well as weaken the growth of the gross domestic product generated by exports. We hold certain funds in non-Brazilian real currencies and will continue to do so in the future. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion.
The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In the years ended December 31, 2019 and 2020, the real/U.S. dollar exchange rate was R$4.03 and R$5.20, respectively, with a depreciation of 22.4% in the real in 2020, as a response to the turbulence and doubts raised by the COVID-19 pandemic. This trend continued in 2021 and as of December 31, 2021, the exchange rate was R$5.58 per US$1.00. On December 31, 2022, the real/U.S. dollar exchange rate was R$5.22, reflecting an appreciation of 7.0% in the real from December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.84 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar during 2023. However, the real depreciated throughout 2024, with the real/U.S. dollar exchange rate reported by the Central Bank R$6.19 per US$1.00 on December 31, 2024, which reflected a 21.8% depreciation in the real against the U.S. dollar during 2024. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.
We may not be able to effectively manage individual or institutional credit risk, or credit trends that can affect spending on card products and the ability of customers and partners to pay us, which could have a material adverse effect on our results of operations and financial condition.
We are exposed to credit risk from credit provided to our clients, suppliers, and counterparties and credit Card Issuers. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the increasing levels of inflation, unemployment and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us. As of December 31, 2024, our credit portfolio amounted to R$1,207.6 million. Also, the concentration of our clients by geography and economic sector may increase our risk.
We mainly rely on the client’s creditworthiness and their ability to generate receivables for repayment of the credit provided by us in some products. Our ability to assess creditworthiness may be impaired if the criteria or models we use to manage our credit risk prove to be inaccurate in predicting future losses, which could cause our losses to rise and have a negative impact on our results of operations. Further, our pricing strategies may not offset the negative impact on profitability caused by increases in delinquencies and losses. Thus, any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us.
We face counterparty risk from the providers we engage for financial contracts for hedging, investments and committed funding. Credit Card Issuers are another source of credit risk. If a Card Issuer defaults on the payment scheme and this payment scheme does not pay us the defaulted amount, we will suffer a loss.

Rising delinquencies and rising rates of bankruptcy are often precursors of future write-offs and may require us to increase our reserve for credit losses. Although we regularly review our credit exposure to specific clients, counterparties, Card Issuers and to specific industries that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk may be adversely affected by legal or regulatory changes, such as restrictions on collections or changes in bankruptcy laws.
We incur Chargeback and refund liability when our merchants refuse to or cannot reimburse Chargebacks and refunds resolved in favor of their customers. Any increase in Chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition or results of operations.
We are currently, and will continue to be, exposed to financial risks associated with Chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. If a billing dispute between a Cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the Cardholder. If we are unable to collect Chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a Chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the Cardholder.
Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related Chargebacks. In addition, our exposure to these potential losses from Chargebacks increases to the extent that we have provided prepayment solutions to such merchants, as the full amount of the payment is provided upfront rather than in installments. We do not collect and maintain reserves from our merchants to cover these potential losses, and for customer relations purposes we sometimes decline to seek reimbursement for certain Chargebacks. Historically, Chargebacks occur more frequently in card not present transactions than in card present transactions, and more frequently for goods than for services. In addition, the risk of Chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from Chargebacks at acceptable levels, the payment schemes could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.
Our balance sheet includes significant amounts of intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.
As of December 31, 2024, our balance sheet includes significant intangible assets that amount to R$5,458.1 million. These assets consist primarily of identified intangible assets and goodwill associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations. As a result of our annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558.0 million was recognized for the Company’s Cash Generating Unit (“CGU”) 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. For further information refer to Note 11.4 from our Audited Consolidated Financial Statements.

Risks Relating to Brazil
We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.
We are exposed to general economic conditions that affect consumer spending and changes in consumer purchasing habits in Brazil. A deterioration in general economic conditions, including a rise in unemployment rates or increase in interest rates in Brazil, may harm us by reducing the number or average purchase amount of transactions made using electronic payments, resulting in a decrease in our revenue.
In addition, a recessionary economic environment could affect our merchants through higher rates of insolvency and bankruptcy. Our merchants are liable for any charges properly reversed by the Card Issuer on behalf of the Cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. If we are not able to collect such amounts from the associated participants, due to insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental or software obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2024, we recorded estimated credit losses arising from defaults of issuing banks of R$60.9 million relating to estimated losses on such doubtful accounts, compared to R$55.6 million as of December 31, 2023.
A negative economic environment can also affect the financial health of sub-acquirers that operate with us. In the case we pay the sub-acquirers, and it does not pay its merchants for any reason, we must pay these merchants.
Economic uncertainty and political instability in Brazil may harm us.
Brazil’s political environment has historically influenced and continues to influence the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. Since 1990, two presidents of Brazil have been impeached: Fernando Collor and Dilma Rousseff. Michel Temer, the president of Brazil between August 31, 2016, to January 1, 2019, was subject to, but successfully defended impeachment processes opened in the Brazilian Congress.
Luis Inácio Lula da Silva, “Lula,” was elected president in October 2022, for a four-year term starting in January 2023. In Lula’s first days in office, certain groups formed by extreme supporters of the defeated candidate (former president Jair Messias Bolsonaro) performed acts of civil unrest and stormed Brazil’s Supreme Court, Congress and Presidency buildings, conducting acts of violence and destruction. Although extreme and concerning, it did not result in deterioration of institutions nor the political environment.
A failure by Lula’s administration to implement necessary economic and structural reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, depreciation of the real and an increase in inflation and interest rates. This scenario could adversely affect us.
The political environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in macroeconomic prices and in the securities offered by companies with significant operations in Brazil, which may adversely affect our business.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political, regulatory, legal and economic conditions, could harm us.
The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions may involve, among other measures, monetary, diplomatic, fiscal, credit, energy, and tariff policies; wage and price controls; foreign exchange rate, international trading, and capital controls; blocking access to bank accounts; domestic capital and lending markets; labor and social security regulations; currency devaluations; and capital controls. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•Expansion or contraction of the Brazilian economy, as measured by gross domestic product (“GDP”), rates.
•Interest rates and monetary policies.
•Exchange rates and currency fluctuations.
•Inflation.
•Liquidity of the domestic capital and lending markets.
•Import and export controls.
•Exchange controls and restrictions on remittances abroad.
•Modifications to laws and regulations according to political, social and economic interests.
•Fiscal policy and changes in tax laws.
•Economic, political and social instability.
•Labor and social security regulations.
•Energy and water shortages and rationing.
•Other political, diplomatic, social and economic developments in or affecting Brazil.
Uncertainty over whether the Brazilian government will implement reforms or changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.
Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business.
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
According to the IPCA, Brazilian inflation rates were 4.8%, 4.6%, 5.8%, 10.1% and 4.5% in 2024, 2023, 2022, 2021 and 2020, respectively. Inflation can increase our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. In addition, high inflation rates generally increase Brazilian interest rates and, therefore, the debt service of the portion in reais of our debt, which is indexed to floating rates, may also increase. With this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.

Some of the measures taken by the Brazilian government to curb inflation have had significant negative effects on the Brazilian economy generally and capital markets. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.
Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business. Future measures by the Brazilian government, including reductions in interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation, adversely affecting the overall performance of the Brazilian economy.
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
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies, such as Standard & Poor’s, Moody’s and Fitch, regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Recently, the Brazilian political and economic scenario has shown high levels of volatility and instability, including fluctuations in GDP growth, significant fluctuations in the real against the U.S. dollar, increased unemployment and a reduction in expenditure levels and consumer confidence.
The three major rating agencies began to downgrade Brazil’s sovereign credit rating starting in September 2015, causing it to lose its investment-grade status. Despite recent upgrades, Brazil’s sovereign credit rating remains below investment grade. As of the most recent ratings changes, on December 19, 2023, S&P upgraded Brazil’s credit rating from BB- to BB, outlook stable, on October 1, 2024, Moody’s upgraded Brazil’s credit rating from Ba2 to Ba1, outlook positive and on July 28, 2023, Fitch upgraded Brazil’s credit rating from BB- to BB, outlook stable. Our own credit rating is negatively impacted by Brazil’s low sovereign credit rating, which impacts negatively on our funding cost, especially in the international markets.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a growth of 1.3% in 2018 and 1.1% in 2019. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic, followed by a growth of 4.8% in 2021, and increases of 3.0%, 2.9% and 3.4% in 2022, 2023 and 2024, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Risks Relating to the Linx Acquisition and its Operations
The Linx Acquisition may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.
The financial results of the combined company, following the Linx Acquisition, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Linx Acquisition we have recorded a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Linx Acquisition. As a result of our annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558.0 million was recognized for the Company’s Cash Generating Unit (“CGU”) 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. For further information refer to Note 11.4 from our Audited Consolidated Financial Statements.
In addition, upon the acquisition of Linx we have assumed all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we failed or were unable to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations, which we have the possibility to assume upon consummation of the Linx Acquisition. We may not be able to accurately assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time.
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
We may not realize the benefits anticipated from the Linx Acquisition, which may adversely affect us.
The anticipated benefits from the Linx Acquisition are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to coordinate the business and operations of Linx successfully and efficiently with our business and achieve the expected synergies. We may encounter significant challenges with successfully coordinating and recognizing the anticipated benefits of the potential Linx Acquisition, including the following:
•Potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention, uncertainty with our current client relationships, and macroeconomic fluctuations in Brazil.
•Challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software.
•Coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs.
•Consolidating and integrating corporate, information technology, finance and administrative infrastructures, while integrating and harmonizing business systems.
•Coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development.
•Difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our financial services segment.
•Retaining and efficiently managing Linx’s customer base.

•Difficulties in anticipating and responding to actions that may be taken by competitors in response to the Linx Acquisition.
•The assumption of and exposure to unknown or contingent liabilities of Linx.
In addition, our anticipated benefits of the Linx Acquisition contemplate certain synergies. Consequently, even if we are able to successfully coordinate Linx operations with ours, we may not realize the full benefits of the Linx Acquisition if we are unable to implement the anticipated synergies or if the actions taken to implement such synergies have unintended consequences on our other business operations.
Linx's commercial automation and electronic invoice (NF-e) software are approved by the Departments of Treasury of the Brazilian states, and therefore, the loss of one or more approvals may jeopardize the result of this solution.
Among the solutions offered to Linx’s customers are commercial automation and the issuance of electronic invoices (NF-e) and electronic tax coupons (NFC-e) parameterized in accordance with the tax laws of the different Brazilian states. Such commercial automation solutions must be approved by the Departments of Treasury of each state to certify compliance with the applicable rules, including the PAF ECF (Programa Aplicativo Fiscal - Emissor Cupom Fiscal) legislation. If any of these approvals are lost, we will be prevented from continuing its commercial automation software and NF-e and NFC-e solution activities in the state where this approval was lost, which could have a negative impact on our financial results.
Simplifying Brazilian tax rules would reduce barriers to entry for international competitors.
The complexities of the Brazilian tax rules largely prevent the entry of international competitors in the software sector for the Brazilian retail, in view of the great need for knowledge of the tax legislation applicable to each Brazilian state and the Brazilian Federation. The Brazilian government has begun taking the first steps toward implementing the Tax Reform. In early 2025, Complementary Law No. 214/2025 was published, laying the groundwork for the new system. The transition period is set to begin in 2026 and will extend through 2032.
Linx and the Company’s managers may be accused of facilitating tax evasion for a client and becoming jointly liable for the refund of taxes owed to Brazilian tax authorities.
In Brazil, commercial management systems are required to be structured in a way that does not allow tax evasion. Linx cannot guarantee that its solutions are not susceptible to security breaches, which could allow a customer to evade tax.
If such a situation occurs, the Brazilian tax authorities may understand that Linx’s software allows contracting companies to evade taxes and that we have acted in bad faith. In this case and considering that the Brazilian authorities identify willful misconduct or intentional wrongdoing (which is examined for the purposes of establishing liability), the Brazilian authorities may demand the payment of evaded taxes (plus interest and fines) and sue Linx and the Company’s managers, at the civil, administrative and/or criminal level, which may affect Linx results, depending on the magnitude evasion committed by its customer. Additionally, this situation would severely damage Linx’s reputation, ending up damaging its business and results.

Risks Relating to Our Class A Common Shares
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions and as a result, our shareholders may face difficulties in protecting their interests.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions and are otherwise not as established as they are under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands and U.S. Corporate Law”.
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
Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all our assets are located outside the United States. In addition, most of our directors and officers are Brazilian nationals and reside or are based in Brazil. A substantial portion of our assets and the assets of these persons are located in Brazil. As a result, it may be difficult to effect service of process upon us or these persons within the United States. A final conclusive judgment of a United States court for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if such judgment: (i) fulfills all formalities required for its enforceability under the laws of the place/jurisdiction where the foreign judgment was issued; (ii) is issued by a competent court and/or authority in the jurisdiction where it was awarded after proper service of process is made on the parties, in accordance with the applicable law, considering that service of process on individuals in Brazil must comply with the Brazilian applicable law, or after sufficient evidence of the parties’ absence has been given, as requested under the laws of the jurisdiction where the foreign judgment was entered; (iii) is not rendered in an action upon which Brazilian courts have exclusive jurisdiction; (iv) is final and binding and, therefore, not subject to appeal in the jurisdiction where it was issued; (v) does not conflict with a previous final and binding decision issued by a Brazilian on the case records of a lawsuit involving the same parties, cause of action and claim; (vi) is apostilled by the appropriate authority of the state rendering such foreign judgment, or is duly authenticated by the appropriate Brazilian consulate; (vii) is translated into Portuguese by a sworn translator in Brazil; and (viii) is not contrary to Brazilian national sovereignty, public policy or public morality. Therefore, it may be difficult to enforce in judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors who are not resident in the United States. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to be effective in Brazil.
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
As a foreign private issuer we have different disclosure and other requirements than U.S. domestic registrants and we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. domestic registrants, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.
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
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with the IFRS Accounting Standards. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.
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
Subject to certain requirements, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, which include rules relating to board independence, independent director oversight of executive compensation, nomination of directors and other corporate governance matters, such as the requirement that we obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, or being required that a majority of board members be independent, or to have independent director oversight of executive compensation, the nomination of directors and corporate governance matters. To the extent Cayman Islands law does not require us to adopt these corporate governance standards, we are permitted to and may decide to follow (or continue to follow) home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law—Corporate Governance”.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
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
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A common shares.
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

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. While the applicability of the PFIC rules to us is not clear in light of our evolving business activities and the lack of clarity with respect to certain aspects of the rules, based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2024 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, we note that growth in our credit-related activities relative to our other business lines has increased the risk that we may be treated as a PFIC and, if such growth continues, may result in us being treated as a PFIC in future years. Uncertainty with respect to certain aspects of the PFIC rules and changes to these rules (including the finalization of proposed rules) may also affect our PFIC status. In addition, our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. Fluctuations in our market capitalization may affect our PFIC status if the value of our assets for purposes of the asset test, including the value of our goodwill and other intangibles, is determined by reference to our market capitalization from time to time (which has been, and may continue to be, volatile), rather than based on other methods.
If we are a PFIC with respect to our U.S. shareholders, U.S. holders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules.
Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations to pay any amounts in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange rate laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the enforcement of the judgment in Brazil is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.
The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters. Furthermore, our dual-class capital structure means our shares may not be included in certain indices.
Our ordinary shares have a dual class structure. Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the aggregate voting power of our outstanding common shares on the record date for any general meeting of the shareholders. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, the holders of our Class B common shares collectively possess a significant amount of voting power of our common shares.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association—Meetings of Shareholders—Voting Rights and Right to Demand a Poll”.
The difference in voting rights could adversely affect the value of our Class A common shares. For example, it could delay or defer a change of control, or investors and potential purchasers of our company may perceive the superior voting rights of the Class B common shares as valuable.
In addition, S&P Dow Jones and FTSE Russell’s eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, excludes companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. Moreover, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our common shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our common shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our common shares.
One of our founder shareholders holds a large amount of voting power over our common shares, and as a result has influence over certain of our activities and corporate decisions.
André Street controls directly and indirectly 1.77% of our Class A common shares and 100.00% of our Class B common shares. Accordingly, André Street directly and indirectly controls 7.89% of our outstanding common shares and holds 40.99% of the combined voting power of our common shares. See 'Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.'
As a result of this voting power held by entities affiliated with him, Mr. Street may have the ability to influence matters affecting, or submitted to a vote from our shareholders. Also, the rights granted pursuant to our articles of association and shareholders agreement mean that our founder shareholder is, among other things, able to control any transaction involving a merger with third-parties or change of control until he owns less than 15% of the total voting power of our common shares given their prior written approval will be required in order for us to proceed with such a transaction. See “Item 7. Major Shareholders and Related Party Transactions—Major shareholders—Shareholders Agreement”, “Item 10. Additional Information—B. Memorandum and articles of association—Share Capital” and “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for more information.
The interests of such shareholder may conflict with, or differ from, the interests of other holders of our shares. For example, he may inhibit change of control transactions that benefit other shareholders. He may also pursue acquisition opportunities for himself that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as such shareholder continues to own a substantial number of our common shares (in particular our Class B common shares), he will influence certain of our corporate decisions and together with other shareholders, he may be able to effect or inhibit changes in the control of our company.
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 286,012,578 common shares are outstanding as of December 31, 2024, (comprised of 269,087,488 Class A common shares and 16,925,090 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
In addition, we have adopted the LTIP, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. In May 2022, we also approved a new incentive plan pool, comprised of 19.2 million shares to be granted in the form of RSUs and PSUs under the LTIP. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP)”. We have registered on a Form S-8 registration statement all common shares that we may issue under the LTIP. As a result, these can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Item 10. Additional Information—B. Memorandum and articles of association”, and any other applicable restrictions. Sales of these shares in the public market, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. Also, if a large number of our Class A common shares or securities convertible into our Class A common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class A common shares and impede our ability to raise future capital.
A decline in the market price of our Class A common shares could impair our ability to raise additional capital through the sale of our equity securities.
If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares, our other securities (issued or sponsored by us) and our trading volume could decline.
The trading market for our Class A common shares and our other securities (issued or sponsored) will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares and our other securities (issued or sponsored) or publish inaccurate or unfavorable research about our business, the price of our Class A common shares and our other securities (issued or sponsored) would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares and our other securities (issued or sponsored) could decrease, which might cause the price of our Class A common shares and our other securities (issued or sponsored) and trading volume to decline.

ITEM 4. INFORMATION ON THE COMPANY
A.    History and development of the company
We are an exempted company with limited liability incorporated on March 11, 2014 under the laws of the Cayman Islands, with the legal name StoneCo Ltd. (formerly DLP Payments Holding Ltd.). Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands and our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our main operational hub is located in the city of São Paulo, state of São Paulo, Brazil, at Avenida Rebouças, No. 2880, Postal Code 05402-500. Our telephone number at this address is +55 (48) 9826-0095. For more information regarding our offices refer to “Item 4. Information on the Company—D. Property and Equipment”.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office and our investor relations team can be contacted at investors@stone.co. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.
Our mission is to serve Brazilian entrepreneurs, providing them our financial and software solutions, with the best service in the industry. With a focus on MSMBs, our goal is to transform their dreams into results.
We believe we were pioneers in challenging the status quo in Brazil, aiming to provide fairer-priced financial services to merchants. In 2017, we became the first non-banking entity to receive authorization from the Central Bank to operate as an Acquirer, through a payments institution license. Also, we have a leadership position as one of the largest independent merchant Acquirers in Brazil and we are among the five largest players based on total card volumes in Brazil in 2024, according to ABECS data.
We started our journey by providing payment services to small and medium businesses (“SMBs”) through a differentiated business model centered around our client’s needs. Once we believed we had developed the capabilities to serve this segment of the market through payments, we sought to strategically position ourselves to grow both by expanding our product offering to those clients, as well as by expanding into other client segments. Throughout our journey, we made each strategic choices with a targeted focus, serving as a steppingstone to broaden our reach, as described by the “Five Acts of our Evolution”, as detailed below.
Act one: Our beginning
We started Stone by serving SMBs with a very simple payments solution, at attractive prices and with a differentiated business model. Those merchants were often ignored or underserved by the industry at the time. We identified there was a specific need in the market and a large opportunity to address.
In this regard, we developed a strong client-centric culture that sought to delight our clients rather than simply provide them with a solution or service. We created a proprietary, go-to-market approach called the Stone Business Model, which enabled us to control the client experience and ensure that interactions were provided by our people or our technology. The Stone Business Model combines (1) an advanced, end-to-end, cloud-based technology platform; (2) a differentiated hyper-local and integrated distribution approach; and (3) a white-glove, on-demand customer service, as described below.
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
The core of the Stone Business model is our Client Centric Culture. We have cultivated a culture that thrives on innovation, entrepreneurship, and a steadfast commitment to our mission, that we believe helps attract new talent, enables us to achieve our objectives, and provides us a key competitive advantage.
Through the Stone Business Model, we sought to disrupt the market, achieve scale and gain operating leverage. Our client base grew rapidly as we took share from the incumbents reaching 4.2 million clients as of December 31, 2024. Once we had established a foothold in the SMB segment with good fundamentals, we began to look at extending and expanding further.
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
We built our own banking platform from scratch, which allowed us to control the development and quality of the client experience. This was also important to make sure that payments and banking were fully integrated into a single solution, enabling us to make bundles on new sales, and scale with minimal incremental cost of acquisition. This approach enabled us to convert payment volumes into deposits, opening a new avenue of monetization while also deepening customer engagement through more integrated financial solutions. By enhancing the overall client experience, we believe that these initiatives strengthen loyalty and drive increased adoption of our services.

Act four: Move upmarket in SMB
Having achieved a significant level of scale in the SMB segment, we gained greater understanding of the diverse realities within this segment. We learned that medium clients, the largest and more sophisticated within the segment, were the most profitable but also the most demanding in terms of their products and services. Thus, we evolved our model by building a specialized financial services sales approach to better target these clients, our team of “Sales Specialists” within the hub distribution.
We also believed that, for some profiles of clients, combining financial services with software could provide a stronger value proposition to them and economic benefits for us. In 2020, we acquired Linx, the leading retail software business in Brazil. After testing the concept on some smaller software company acquisitions, we wanted to serve this large installed base of clients with an integrated solution of software and financial services. We believed this would create a powerful competitive advantage in the medium-sized merchant market.
The acquisition took a long time to close. After our initial integration effort was performed, we were able to define a clear strategic focus on integrating high-potential verticals, which are gas stations, retail, food and drugstores. We believe these four verticals represent an optimal combination of software and financial services in Brazil. Therefore, by focusing on those verticals, we sought to capture what we believed to be the largest TPV pool within MSMB clients, and the most attractive opportunity to penetrate financial services in our installed base of software clients. While we originally thought this strategy of cross selling financial services to software clients would be executed by both distributions channels, what we observed during 2024 was that the financial services channel, through the sales specialist, was far more successful. This impacted not only how the economics is distributed between the financial services and the software segments, but also led to the assessment of the market for potential partners to run the software business, as we are implementing the strategy without leveraging the software channel. The assessment process was conducted during the end of 2024 and, by March, 2025, several proposals from interested parties were received and analyzed, but none of them met the intrinsic value of the asset.
Act five: Credit Deployment
We began to test credit in 2020, but due to several problems and the difficult operating environment during the COVID-19 pandemic, we did not perform well and shut the product down. This impacted our earnings at the time but, ultimately, we recovered almost 100% of the amount disbursed. After that, we worked to completely reestablish our credit operation, based on the learnings from our first trial, with a new team, new technology and new governance.
We sought to have a product that is synchronized with our clients’ business, with daily amortization to reduce our overall risk and to ensure that our growth can be based upon healthy cohorts. Moreover, over the long-term we see credit as part of a powerful self-reinforcing network effect. We also believe that the availability of credit is a key component for clients to increase their reliability on our platform as their main financial services provider, increasing engagement with our solutions and ultimately potentially increasing flow of funds into our financial ecosystem. As we ramp up our client base, we expect payments and banking to help unlock credit supply to clients and ease collections.
Looking at the revenue impact of all five acts together, we can see the power and benefits of our approach. We have been able to keep innovating and evolving to extend our capabilities and expand our market reach. Through this, we effectively diversified our business revenue profile, as each product offer matured within each market segment. Between 2018 and 2024, we have increased the revenues from the five acts at a compound annual growth rate of 39%. We believe we have managed this rapid growth while maintaining high-quality service. In 2024, we had the highest customer satisfaction score among our competitors according to “Reclame Aqui”, with a weighted average score of 9.2 for Stone and Ton, compared to a weighted average of 8.1 for our six main competitors.

6-YEAR CAGR
39%
Act 5
Act 4
Act 3
Act 2
Act 1
2018
2024

With the expansion of our products’ portfolio and our recent reorganization to focus on client segments, we believe we have increased our ability to serve our clients’ needs and solve their issues in a differentiated way. We seek to do so by increasing our competitive advantages, leading us to achieve more than 4.2 million payments Active Clients in Brazil as of December 31, 2024, including digital and brick-and-mortar merchants of varying sizes and types.
The following is a summary of our key operational and financial highlights:
•In 2024, we processed TPV, including Pix QR Code, of R$516.2 billion, compared to R$438.3 billion in 2023, representing 17.8% annual growth. Card volumes totaled R$452.1 billion, a 10.7% year over year growth;
•As of December 31, 2024, we served approximately 4.2 million payments Active Clients, compared to approximately 3.5 million as of December 31, 2023, representing 18.5% annual growth;
•In 2024, we generated R$13,257.5 million of total revenue and income, compared to R$12,055.0 million of total revenue and income in 2023, representing annual growth of 10.0%; and
•In 2024, we had a net loss of R$1,507.1 million and adjusted net income of R$2,200.0 million, compared to R$1,600.4 million net income and R$1,557.5 million adjusted net income in 2023, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Recent developments
In November 2024, our Board of Directors approved a new share repurchase program authorizing the repurchase of up to R$2 billion in outstanding Class A common shares. This program became effective immediately following the board’s resolution. As of March 31, 2025, the Company had repurchased R$1.4 billion under such program. See “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Sustainability Report
We reinforce transparency with all our stakeholder groups and have released our second annual Sustainability Report, based on the standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB), methodologies recognized for global best practices. The publication provides details of our activities from January, 1 to December, 31 2023 and can be found on our website www.stone.co. We expect to publish our 2024 Sustainability Report, our third such annual report, during the first half of 2025. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this annual report.
B.    Business overview
Our focus is to serve MSMBs with great solutions, at fair prices, and provide the best customer experience to help them better manage their businesses and sell more. We have organized ourselves around each client segment to increase our ability to serve and solve their issues in a differentiated way, seeking to increase our competitive advantages.
We operate in two main business segments: financial services and software. In financial services, we offer payments, digital banking, and credit solutions, tailoring our Ton offering mainly for micro merchants, and our Stone solution for SMBs. In software, we offer POS and ERP solutions for different retail and services verticals, Customer Relationship Management (“CRM”), engagement tools, e-commerce and Order Management System (“OMS”) solutions, among others, focused on both SMBs and large clients.
Our positioning in the micro merchant segment, which considers clients with monthly total payment volume (“TPV”) below R$15,000, is to offer easy-to-use solutions and a digital business model with low costs for the clients and good economics for us. In the SMB client segment, which comprises clients with monthly TPV between R$15,000 and R$2 million, we have two different approaches: (i) for clients with simpler operations, we strive to offer an all-in-one Stone solution that combines our merchant-focused payments and banking services; and (ii) for clients with more mature operations, we look to offer more sophisticated solutions that integrate our financial services with software for specific verticals. We believe such approach supports the business of our more mature clients with their industry-specific needs. Finally, for large clients, we are positioned to have an opportunistic approach focusing on efficiency and profitability, offering more tailor-made solutions.
With the acquisition of Linx in 2021, we became a leading player in the retail software market in Brazil. We believe that the combination of financial services and software solutions is powerful, and we are committed to capturing the opportunity by integrating these solutions within four strategic software verticals which are gas stations, retail, food and drugstores.

Financial Services
Our goal in financial services is to be the best and more complete financial operating system for Brazilian merchants, from where they can manage their financial lives in a seamless and integrated way. This segment encompasses our financial services offering for both MSMBs (micro-merchants and SMBs) and Key Accounts (comprised of platform services and sub-acquirers). Our solutions include payments, digital banking and credit, as detailed below:
•Payment Solutions: Payment collection is streamlined by accepting numerous forms of electronic payments and alternative payment methods (“APMs”), such as payment slips (Boletos) and Pix transactions, and by conducting a wide range of transactions in brick-and-mortar and digital storefronts in a quick and user-friendly manner. We also provide digital product enhancements to help our merchants improve their consumers’ experience, such as our split-payment processing, multi-payment processing, and recurring payments for subscriptions. Additionally, we have our tap on phone solution (TapTon) that allows merchants to sell via their smartphones, opening new opportunities to improve their sales.
•Prepayment Solutions: We help our clients manage their working capital needs and effectively plan for the future by offering them prepayment financing, which consists of making the settlement of a card transaction to our clients at a discount before the settlement is originally due, allowing clients to receive their funds two days after the transaction is approved or as early as the same day. Such working capital solution provides clients with transparency and control over their receivables, enabling them to better manage their cash flow to help their businesses grow.
Below is an illustration of prepayment workflows in Brazil:

•Digital Banking Solutions: We offer a digital bank account to our clients, which is tailored specifically for merchants. The bank account can be integrated to the POS to help merchants manage their finances efficiently. In addition, with this digital banking account, merchants can receive and make payments, issue payment slips (Boletos), pay taxes, make Pix transfers and save money, all in a cost-effective and user-friendly way, seeking to increase their cash-flow within the Stone platform, significantly increasing the experience and convenience. Also, we developed multi-user access, permissions and safe authorization processes for those merchants who have employees that help with their workflow. In addition, we provide our clients some insurance solutions, acting solely as a broker.
•Credit Solutions: We offer an array of credit solutions to merchants, including working capital, credit card and revolving credit. Our working capital and revolving credit products feature an innovative repayment schedule, where clients pay down their loans in line with their performed TPV. In the working capital product revision undertaken since 2021, we introduced monthly installments to help merchants keep up with their repayment schedule. Also, in case sales aren’t keeping pace with the minimum, we offer other multiple payment sources, such as payment slips (Boletos), payment link, Pix transfer, future receivables, or the possibility of using the Stone account balance.
Software
Our goal in software is to provide workflow tools for Brazilian merchants and help them to sell more through multiple channels. In 2023, after the significant turnaround the company underwent in 2022 and as part of our annual strategic revision, we defined a clear strategic focus on integrating our financial services and software offerings in high potential verticals within the software business. As a result of this revision and the reorganization which was undertaken within the business, we moved from monitoring the segment based on Core and Digital, to currently managing it on three main fronts. As of December 31, 2024, these three main fronts were: (i) Strategic Verticals, comprised of POS/ERP solutions for retail, gas stations, food and drugstores, as well as value added solutions such as fiscal solutions, electronic transfer of funds (“TEF”) and CRM; (ii) Enterprise, comprised of POS/ERP solutions for large enterprise clients, as well as digital solutions such as OMS, ads solutions and marketplace hub; (iii) Other Verticals, comprised of POS/ERP solutions in verticals not prioritized for combination with financial services as well as other software solutions.
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
We also have some solutions that are not allocated to our financial services and software divisions. As of December 31, 2024, Non-allocated division included Delivery Much which is a food delivery marketplace.
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
1. Our Unique Culture
We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and disrupting legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience. Our client-centric culture is built upon the following five pillars, which we convey to our employees, employee candidates, clients, and partners:
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
In the financial sector, particularly among major incumbent banks in Brazil, the adoption of technological advancements has been gradual. These institutions face challenges in transitioning to a tech-first operational model, resulting in a slower pace of change. As a result, we believe it creates opportunities for innovative players to get ahead.
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
•Product: encompasses our primary financial service platforms, including payments, banking, and credit. The product platform aims to provide specialized expertise in each business domain through easily integrable and customizable components and features via a set of software development kit (SDKs), application programming interfaces (“APIs”), and services. This allows for the maximum possible reuse of components while providing the capacity for specific configurations and customizations for each segment. This way, we gain flexibility and agility to quickly enter new segments with very low investment. Our Product Platform will evolve: (i) from payments to an omnichannel checkout; (ii) from credit to a smart cash flow equalizer, by actively providing and proposing alternatives to optimize the use of third-parties’ capital with an almost infinite flow of information that will enable our models to predict cash flow needs; and (iii) from banking to intelligent spending management, with the combination of open finance, AI and embedded banking into ERP, to provide insights with an automation business process solution to our clients.

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

i.Proximity Channels:
•Stone Hubs: We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors who sell their services mostly through ordinary bank branches or remote call centers. We have both proprietary hubs as well as franchised hubs. In December 2024, we had more than 600 Proprietary and Franchised Stone Hubs.
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
•Franchised Stone Hub—Our franchise hubs are similar to our proprietary hubs, except that the hub is owned and operated by a local business owner who typically provides local sales and operational support and relationships in the community. These hubs are entirely Stone-branded and operated by highly trained personnel who perform the same duties as personnel working in our proprietary hubs, in accordance with our policies, procedures and internal targets. We can decide to establish a franchise hub instead of a proprietary hub according to a few key parameters such as population density, estimated available TPV and profitability from merchants in the designated area, as well as if we identify an attractive potential partner in the region.
Our hubs are staffed by sales and logistics personnel that include:
•Stone Agents—Our troops-on-the-ground sales team. This is a qualified team, focused mostly on the Small segment within SMBs, who are highly trained to deliver personalized and effective sales and support directly to the doorstep of our clients. We believe that by being close to our clients, we have a unique ability to build strong client relationships, attend to their specific needs and react quickly to changes in each local market.
•Stone Specialists—Also part of our troops-on-the-ground sales team, specialists are part of the career path of an Agent. Specialists are responsible and specifically trained to address the needs of larger SMBs, who have more complex and specific issues and thus the need for more complete financial and management solutions. From 2024 onwards, we have reinforced this function in our hubs, as part of our efforts to increase our penetration in the medium client segment.
Our Stone Agents and Specialists are both supported by an integrated proprietary technology platform, which combines smart routing with merchant behavior mapping, which enables them to provide sales and support services efficiently and effectively.
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
We have developed a proprietary method of training and supporting our sales personnel, which we believe has directly increased our team’s results. Our Stone Agents receive extensive training in our company’s culture and operations during their onboarding process, and on an ongoing basis, to help reinforce our client-centric culture and high-performance standards. Our sales personnel have disciplined daily, weekly, and monthly touchpoints with their leaders, along with routine reporting, key performance indicators (KPI) reviews, and other core processes to help ensure they are equipped with the tools and support they need to maximize their effectiveness. The typical daily routine of a Stone Agent involves starting the day with team meetings to align goals and strategies, followed by client meetings focused on driving new sales. In addition, our sales personnel are supported by direct marketing campaigns to help build brand awareness as we enter new markets.

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
iii.Strategic Partners
•Partner Program— Our distribution through partners, mainly software providers (ISVs), marketplaces and e-commerce platforms. Different from the channels mentioned above, Partner Program is mainly focused on platform services merchants, within the Key Accounts business segment. Participants within the Partner Program develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. Partners may also participate in a portion of the economics generated by payments processed through their software. In December 2024, we had more than 500 Strategic Partners.
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
4. Superior Client Service
We serve and support our clients with fast, convenient, and high-quality customer service with support teams and technology tools that we believe are highly differentiated and have enabled us to maintain high customer service satisfaction. Our service and support functions, processes and tools were designed to embody our strong client-centric culture, continuously strengthen our client relationships, increasing their long-term value. Our client service team is essentially composed of our logistics and our customer support teams.

The first one is divided as below:
•Green Angels Team—This is the team of local and specialized personnel, who provide on-demand logistics support in the field. The Green Angel team is embedded inside our local Stone Hubs, where they interact with Stone Agents and our centralized client relationship team and leverage our cloud-based logistics platform to rapidly respond to the needs of our clients. Once they become aware of an issue, Green Angels commonly travel by motorcycle and reach our clients within minutes or hours to help them in a need instead of taking days or weeks, through mail service, or using a third-party logistics company. Green Angels can deliver terminals, help with installation, set up a merchant’s Wi-Fi connectivity, replace parts, or provide other services.
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
Moving to customer support, our mission is to solve the clients’ issues as fast as possible, sustaining their high satisfaction, which can be done through different ways. Below, we will detail each of the solutions our clients can reach to have their problems solved, from the simplest to the more complex ones.
•Stone Self-Service Tools— Our range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.
•Servicing through bots— We provide to our clients a chatbot capable of immediately resolving simpler issues, with access to clients information and authorization to execute actions. Brazil is highly conversational – a significant number of clients prefer to contact us via WhatsApp or chat, rather than by phone. This makes our bot a scalable and convenient solution for both our operation and our clients. Our chatbot team is a specialized, centralized and an in-house team responsible for the development and operation of our chatbots. The team’s main goal is to deploy scalable, high quality digital support for our clients with 24/7 availability. It leverages Natural Language Understanding (NLU) and Natural Language Processing (NLP) service providers with our CRM technology in order to build humanized conversation flows that can understand and solve our clients' requests and questions. The first chatbot we designed was made to support Ton’s customer experience operation, and is a key piece of Ton’s operational model, as it enables the customer support to scale up in high speed and low cost, reducing the cost to serve for this segment. In 2024, we made a significant improvement by implementing a proprietary Large Language Model (LLM) platform in our bots, boosting their deflection rates and at the same time improving client satisfaction (CSAT).
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
•Servicing through enchanters— In addition to our self-service tools, bots and sales agents, our clients can rely on the expertise of our enchanters. Our enchanters are available through various channels, such as WhatsApp, in-app chat, and phone. Essentially, our clients can reach out to us in their preferred manner, and our unified platform seamlessly manages all interactions. When assisting a client, the enchanter quickly views their information, eliminating the need for time-consuming investigations. This improves efficiency and provides a comprehensive view of the client, from interactions with our sales team to detailed product configurations. There is still plenty of room to gain productivity using AI tools, but we have already started introducing AI to our client relationship team. For example, with AI, we help our enchanters to faster understand clients needs providing them summaries of client's history. This makes us more productive and also improves the quality of our service. In 2024, 87% of the contacts were answered within our internal service level agreement targets for calls and written channels. As a result, 88% of contacts were rated as “excellent” by our clients according to our internal surveys. This agility has yielded numerous customer service awards and acknowledgments throughout our history, such as best NPS in the acquiring segment, granted by SoluCX in 2024 and 2023.

Within our enchanters, we have one specialized team that is focused on client retention. This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client contacts our client relationship team to cancel their services, our retention team is instantly notified and receives the demand. During the conversation with the client, they already have access to the client's profile and business model, enabling them to understand the reasons for cancellation and propose tailored solutions to better serve them, focusing on retention. We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that our client retention team could take to reverse the propensity for churn.
We believe the use of technology to support our customer service team and our focus on self-service tools provide us with scalable customer service operations, while maintaining the quality of our services. In order to do so, we use a range of integrated systems, powered by the Stone Technology Platform, which empowers our client relationship, client retention and Green Angel team, to optimize our customer service and support functions through the Green App and the One Platform.
In the following section we will go over the opportunity we have within the market segments we target and the clients we serve, which we believe we are well-positioned to address through our competitive advantages just described.
Our Markets
Our Market Overview
We operate in Brazil, which is a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and private consumption expenditures (“PCE”) in 2024 were R$11.7 trillion and R$7.5 trillion, respectively, up from R$10.9 trillion and R$6.9 trillion, respectively, in 2023. The payments market has continued to grow and demonstrated resilience to macroeconomic fluctuations in Brazil. During Brazil’s cycle of economic recession from 2014 to 2017, nominal GDP grew at a compound growth of 4.3%, according to the World Bank. During the same period, electronic payments volume grew at a compound annual growth rate of 8.1%, according to ABECS. In 2024, total volume of card transactions increased 10.9% to R$4.2 trillion, while in 2023, it recorded a growth of 10.1% to R$3.7 trillion.
As mentioned in “ — Business Overview — Pix ”, Pix was a key evolution for the payments system in Brazil, promoted by the Central Bank in the end of 2020. The Central Bank launched Pix with the goal of democratizing access to electronic payment methods, contributing to financial and digital inclusion and thus promoting greater digitalization of payments, fostering competition, market efficiency and lowering costs of electronic transactions. Since its launch, Pix transactions have been gaining traction, with more than 171 million unique Pix keys registered in the financial system as of December 31, 2024.
The initial wave of Pix, from 2020 to 2022, was primarily driven by Peer-to-Peer (“P2P”) transactions. During that period, individuals increasingly adopted Pix as an alternative to cash and wire transfers, leveraging its instant and cost-free payment functionality. This shift significantly contributed to greater financial inclusion within the ecosystem, leading to a reduction in the volume of cash in circulation.
The next phase of Pix, from 2022 to 2024, was driven by Peer-to-Merchant (“P2M”) transactions, where merchants increasingly adopted Pix QR codes at POS equipment to accept payments. Unlike P2P transactions, Pix QR code payments are typically subject to fees charged by Acquirers. Pix QR code transactions offer three key advantages to merchants: (i) lower costs, as they are not subject to interchange and network fees, (ii) seamless reconciliation with other card transactions processed through the POS system, which is critical for efficient store management, and (iii) ability to instantly confirm whether the transaction has been successfully settled, eliminating the need for customers to send payment receipts to the store owner, streamlining the payment process and avoiding fraud.

After assessing the impact of Pix transactions, we concluded that Pix has two main effects to our business: (i) Pix QR Code has a positive contribution, since this type of transaction has economics comparable to debit transactions, while they also bring higher client engagement within our banking ecosystem, and (ii) Pix P2P transactions have a slightly negative impact, primarily as micro-merchants—who often mix their personal and business finances—have increasingly replaced debit payments with Pix P2P transfers, which are cost free to them.
Considering these dynamics, we regard Pix as a meaningful evolution in the payments landscape. We remain committed to leading innovation within this rapidly developing environment, continuously adapting to future developments. For example, we have already started leveraging on Pix to enhance our products, such as using its volume on the daily amortization schedule of our credit product.
While electronic payments already exceed 90% of PCE by some accounts, in our view the total addressable market extends beyond personal consumption expenditure (PCE) given that intermediate consumption, a significant factor in Brazil, expands the Total Addressable Market (“TAM”) considerably. Also, evidence from other countries with even higher consumption penetration suggests that a competitive environment can remain both healthy and profitable. For example, in the United States, MSMB Take Rates have remained stable over the past 5 years, despite penetration estimates surrounding 120% of PCE (including card TPV and Automated Clearing House (ACH) person-to-business volumes). Furthermore, our analysis of Central Bank Pix data suggests that penetration calculated as such includes transactions from financial intermediation, property investments, agribusiness, and others which are not reflected in final consumption.
Despite high penetration levels, industry dynamics continue to support profitability improvement. In the United States, challenger Acquirers have continued to gain market share within the industry’s revenue pool. Additionally, our internal econometric analysis of take rate trends across cities and sectors with low cash usage has shown no indication of price reductions due to market saturation in recent years. This trend is driven by the increasing indispensability of Acquirers’ services in areas with higher electronic payment penetration. As electronic transactions representativeness continue to grow, the role of payment service providers becomes more critical for merchants, making their demand for these services more inelastic.
As a result, we believe there still is a big opportunity to continue to grow and increase our presence in the markets we address. According to our most recent internal estimates, as of December 31, 2023, we had a total available market (“TAM”), which considers revenue net of funding costs and provisions for loan losses for MSMBs in Brazil, in the amount of approximately R$34.0 billion for payments, as well as almost R$40.0 billion for credit and R$16.0 billion for banking.
As Pix became a relevant payment method, we have incorporated its TAM within payments, as it is a clear opportunity to us. To evaluate this opportunity, we developed internal estimates that take into account Pix P2M transactions conducted via both dynamic and static Pix QR Codes within certain retail Merchant Category Codes (MCC), as well as Pix P2P transactions also from certain MCCs that can be considered commercial transactions according to internal parameters. Based on this analysis, we estimate our addressable Pix market to be approximately R$2.0 billion, already incorporated in the R$34.0 billion mentioned above from payments.
In regards to software, according to our estimates considering our client base, data from Receita Federal do Brasil (RFB) and RAIS (Annual Social Information Report), the TAM for software tools for retail and services for MSMBs in Brazil was approximately R$8.0 billion in revenue as of December 31, 2023.
Below, a description of what is being considered in each MSMB business TAM:
•Our TAM for the payments business includes revenues from Net MDR from Pix and credit, debit and prepaid cards, prepayment and POS rental, excluding taxes;
•Our TAM for the banking business includes revenues from credit card issuance, interchange and floating;

•Our TAM for the credit business includes net revenues from working capital loans, revolving credit and credit card financing; and
•Our TAM for the software business includes recurring revenue from management systems as POS and ERP.
We believe we operate in a market with strong opportunities for long-term sustainable growth. This conclusion is based on several underlying trends that have directly affected the Brazilian retail sector in recent years, including increase in: (1) electronic commerce, (2) sales; (3) number of stores; (4) formalization; and (5) investment in IT by Brazilian companies.
Our Opportunity and Market Share
Analyzing the impact of all “Five Acts of our Evolution” in “Item 4. Business Overview — A. History and Development of the Company”, we see the strengths and benefits of our strategy. We seek to continue innovating and evolving to extend our capabilities and expand our market reach. Through this, we diversified our business revenue offerings, as each product offer matured within each market segment. We expect this pattern to continue, making our company stronger and more resilient.
We estimate that we still have a relevant opportunity ahead with the diversification of our payments business into other solutions such as banking, credit and software. Considering these products, we estimate that our TAM is approximately R$100 billion in revenues net of funding costs and credit losses in the MSMB segment as of December 2024. We also estimate that the micro segment revenue pool represents more than R$33 billion with a client pool of 11.6 million, while the SMB segment has the largest revenue pool opportunity, with R$64 billion and a client pool of 2.5 million. Based on our internal estimates and publicly available data, we can see that by successfully executing our “Five acts”, we have the potential to multiply the penetration in our current addressable market. As a result of such expectations, we believe that our market share as of December 31, 2023 on each of our addressable market’s buckets is still small in comparison to our TAM, as shown in the image below:
When analyzing the Brazilian card industry specifically, processing volumes were R$4.1 trillion during 2024, according to ABECS data, resulting in a market share for us in 2024 of 10.9%. When considering only our MSMB TPV in comparison to total card industry volume disclosed by ABECS, our market share in 2024 was 9.7% compared with 9.4% in 2023.
While we estimate we have 10.9% market share in merchant acquiring volumes according to ABECS data and 14% penetration of the software TAM for year of 2023, we believe we have not yet reached scale on new solutions, with 3% market share in digital banking and less than 1% market share in credit for MSMBs when compared to our TAM estimates for each segment as of December 2023.
Our Competition

As we evolve our business model to a multi-product portfolio of solutions consisting of financial services and software, we face competition from different players, with competition intensity based on the solution, and few players competing with us on all product fronts at once.
For example, in our financial services business, we face competition mostly from a variety of payments providers, as well as banks (traditional and neobanks), that have significant financial resources and develop different kinds of services, including gateways, PSPs, other reconciliation providers, banking services and credit operations. We may also face competition from fintechs that offer specific financial solutions.
In our software business, the market for retail management software in Brazil is highly fragmented. We believe most competitors are small software companies focused on specific niches, without the same breadth of solutions that we offer.
For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business, Strategy and Industry—If we cannot keep pace with rapid developments and changes in the markets in which we compete and continue to acquire new clients as rapidly as in the past, the use of our products and services could decline, reducing our revenues.”
Our Competitive Strengths and Advantages
Our operation in financial services combines our proprietary assets, intellectual property, capabilities and business processes to create a differentiated go-to-market approach and value proposition. We believe our business model, which is the combination of our comprehensive merchant platform, tech-enabled distribution and superior client service, disrupted the market and has enabled us to gain significant traction in just over a decade since the launch of our service. Although these remain the pillars of our strategy, we are in a dynamic market, leading us to be in constant evolution, which we can do so in the following manner:
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
Tech-enabled distribution:
•Extensive Reach to our Clients— Due to our focus on proximity, digital and strategic channels, we have a broad range of ways we can reach to our clients. As a result of our extensive range of channels, (i) we cover more than 99% of Brazil’s GDP and all of the 5,570 Brazilian cities, (ii) through our digital channel, we have millions of accesses per month and (iii) we have the ability to serve our clients with industry-specific solutions through our bundled solutions with software.

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
•Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our distribution to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors. We have 6 different sales channels, with more than 600 Proprietary and Franchised Stone Hubs, more than 500 Strategic Partners and millions of accesses per month in our digital channels, as of December 2024. We believe no single player in Brazil has a more extensive distribution network, allowing us to better balance returns and CAC on a client basis.
Superior client service:
•Best Client Service— Through our logistics and customer support we deliver the best experience in the market. The extensive and efficient network our logistics teams provides, leads us to deliver POSs for SMBs in up to 1 business-day and up to 3-days for micro clients. In our customer support, we have a fast call pickup time, where our clients talk to a human enchanter in under 5 seconds. As a result, we have consistently been ranked as the number one in client satisfaction in Brazil, according to Reclame Aqui, as of December 2024.
•Effective Client Support—The digital DNA and cloud-based architecture of our platform enables us to generate, capture, and aggregate a vast array of data across our various business activities. For example, we have developed and deployed machine-learning technologies throughout our company to leverage this data to improve the speed, functionality, and quality of many of our services and operations. For example, we use AI to (1) predict merchant behavior and enable proactive action by our sales and customer support teams, (2) turn long conversations our enchanters had with clients into short summaries that are stored in the client's history, and (3) increase the accuracy of fraud management.
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
•Effective Pricing— Due to our merchant-driven culture, we have revamped our pricing system to treat each client on an individual basis, considering specific and regional factors of each client and the full spectrum of solutions desired. Through this comprehensive data, we are able to craft tailored offerings that bundle acquiring, with different prepayment options, Pix, and banking services, each with minimum and target return thresholds, leading to better unit economics per client.
•Unique and Proprietary Data set – Our propriety model generates data on millions of MSMBs, providing us with unique insights into customer behavior. This data is integrated into our systems, including artificial intelligence machine learning algorithms to enhance customer support and experience, improve underwriting processes, and differentiate our products and services.

•Integrated solutions of financial services and software—By offering financial services and software solutions, we are better positioned than our competitors to offer integrated solutions to merchants. This provides them a better experience by simplifying their daily operations and providing a one-stop-shop solution. We believe this combination is powerful, with financial services providing stronger growth and monetization opportunities while software provides higher stickiness and data to increase assertiveness of our financial services offerings. Among the four strategic software verticals, in the fourth quarter of 2024 we already had R$7.0 billion of TPV coming from our software installed base, increasing 20.4% year over year, with a growth rate 1.5x higher than the growth in the same period from MSMB CTPV.
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
•Sustained Growth at Low Marginal Costs — Over the years, we developed foundational assets to enable our growth with low incremental costs. We have successfully reduced our nominal logistics costs per client by approximately 13% from 1Q23 to 4Q24, all while expanding our client base by 50% in the same period. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure. Our focus on identifying and addressing the core issues that lead to customer inquiries, coupled with the support of our tech team in implementing these solutions, has led to a decrease of more than 18% in the volume of contacts from our clients from the fourth quarter of 2024 compared with the first quarter of 2023. This approach resulted in a substantial reduction of 38% in cost per client in the same period, while maintaining customer satisfaction at historical levels, with a CSAT (customer satisfaction index) of 88% in 2024. The architecture and various operating advantages of the Stone Technology Platform enable us to run our business increasingly efficiently and with lower incremental transaction costs.
Also, we believe there are competitive advantages that derive from the combination of our business model pillars, as follows:
•Greater Flexibility to Adapt and Innovate, Allowing Full Control of the Client Experience—We strive to be well-positioned to quickly respond to competitive pressures through targeted, localized approaches. The proprietary nature, vertical integration, and control of our model enable us to adapt with greater agility and flexibility than competitors, allowing us to better understand our clients' needs. Also, the ownership of our foundational assets—technology, distribution, and customer service—gives us direct control over the development, deployment, and support of our financial solutions, ensuring an enhanced client experience. This control allows us to deliver high-quality solutions and premium service levels, differentiating us from competitors who rely on outsourced capabilities and third-party vendors that may not share the same client focus.
•Protective Barriers to Replicate—The combination of the various proprietary, vertically integrated elements of our business model, combined with our unique culture are difficult to replicate in full. We believe this provides us with strong protective barriers to entry which may make it difficult for our competitors to replicate our value proposition.
•Increasing Revenue per Customer— Due to our comprehensive set of solutions, we are able to combine them in bundles, increasing client engagement and revenues. When looking at heavy users, which are merchants that use more than three of our financial services solutions, in 4Q24 they represented 37% of our MSMB client base, while they brought more than 2x more revenue when compared to clients that use up to three solutions. Over time, the number of new Active Clients that join Stone with more than three solutions has increased from 17% in 1Q23 to 46% in 4Q24. We believe we have a big opportunity to address as we invest more in client engagement with our features while also making efforts to create and sell more financial services and software bundles.
•Better Unit Economics— The synergy between our growth strategies, monetization efforts, and efficiency improvements has led to strong unit economics performance, leading to a reduction in Customer Acquisition Cost (“CAC”), while scaling up the number of merchants we bring onboard and increasing contribution margin per client.
•Strong Lifetime Value—We believe we are well positioned to provide high-quality service levels and build strong, local or highly integrated relationships with our clients who value our differentiated approach and value proposition. These enable us to: (1) resist competitive pressures; (2) retain our clients for longer periods; and (3) upsell new solutions to increase our share of wallet. We also believe this enables us to enhance the overall lifetime value of our client portfolio.

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
We have defined our growth strategies within 3 priorities: (1) win in the MSMB Market; (2) drive engagement; and (3) scale through platforms. We can also grow our business through (4) entering new markets and (5) selectively pursuing acquisitions. In each of the sections below we will detail how we intend to achieve our next phase.
1.Win in The MSMB Market
a.True distribution powerhouse allowing multiple segment reach
We believe our distribution network is a key competitive strength that enables us to continue to scale our business, expand our geographic footprint, and increase market penetration. As we have already detailed in section “Item 4. Information on the Company – B. Business Overview – Our Business Model – 3. Tech-enabled distribution” we have a range of channels that we can leverage on to grow our client base. These channels are divided into (i) Proximity Channels, with its main growth driver being the service differentiation it offers through our Proprietary and Franchised Stone Hubs, (ii) Digital Channels, with its main goal to scale with efficient CAC mostly as a result of our marketing efforts in both traditional and digital media, and (iii) Strategic Partners, which we regard as key to expand our reach, mainly due to word of mouth from our existing clients through our member-get-member program and partners such as software providers (ISVs), marketplaces, and e-commerce platforms which also distribute our solutions.

Through our channels, we cover the totality of the cities and the services’ GDP in Brazil, as of December 2024. Despite this, we believe that our business model is far from saturation. According to our internal analysis, all our territories continue to grow across the board, regardless of their maturity levels.
b.Attractive financial services opportunity in our installed Software Base
In 2021, we acquired Linx, a leading retail software business in Brazil. Following some pilots with smaller software company acquisitions, our goal was to tap into Linx's extensive client base by offering an integrated solution of software and financial services, as we believe this approach could create a powerful competitive advantage in the SMB merchant market in the future. In 2023, we decided to focus on four key strategic verticals, namely, gas stations, retail, food, and drugstores, as we believe they represent the optimal spot for the combination of financial services and software and due to their representativeness in TPV and financial services pools. We have prioritized those verticals to greatly enhance our value proposition by embedding our financial services platform in the POS and ERP Software, facilitating the most critical workflows that those clients need and offering an end-to-end solution.
We envision this combination of financial services and software as a strategic enabler of better growth rates in medium clients in the future. Based on our internal analysis of the overlap between Linx and Stone clients, we conclude that there still is a small overlap between them, amounting to R$23.4 billion in 2024 and R$7.0 billion in the fourth quarter of 2024, an increase of 20.4% compared with the previous year. Our strategy to penetrate this base lies on identifying the specific pain points of each segment, and then further developing an integrated solution, seeking to help merchants save time and better manage their businesses.
In 2024, our strategy to cross-sell financial services to software clients proved more effective through the financial services sales specialists rather than the software distribution channel. This shift impacted the allocation of economics between the financial services and software segments and led us to evaluate potential partners for the software business, as we are implementing the strategy without leveraging the software channel. While we conducted this assessment in late 2024 and reviewed several proposals by March 2025, none reflected the asset's intrinsic value.
As further detailed under our second growth strategy “Drive Engagement”, we believe the combination between Financial Services and Software will also enable us to produce more attractive unit economics as we ramp up these integrated solutions.
c.Sustained best service in the industry
Our commitment to customer-centricity has been the cornerstone of our competitive advantage since our inception, when we decided to create a specialized service to provide the best customer experience in the market. In this regard, we have developed multiple channels to interact closely with our clients facilitating the resolution of their issues, and we believe that this is the key to comprehend and effectively address their needs.
In 2024, we served 4.2 million customers through (i) our proximity and digital channels and strategic partners, maintaining our values of proximity, (ii) our logistics, and (iii) our customer support team.
The journey of client interaction begins in the moment they sign up for our service through our sales teams, with proprietary and franchised hubs and digital channels. Within one business day for SMBs and three days for micro merchants, our green angels deliver and set up the contracted products and services, aiming to provide the best experience for the client, so they can start using our products and services immediately. Our customer support team helps clients with their daily needs, both through our in-house and outsourced customer support team, with telephone calls answered in less than 5 seconds. Our customer support team is composed of, highly trained agents, harnessing the best technological tools, and bots, our automated customer service.

We believe our on-demand customer service team supports our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our approach combines human connection, proximity, and technology, through a range of self-service tools and proprietary artificial intelligence, that seeks to help our clients manage their operations more conveniently and enables our agents to proactively address merchant’s needs, occasionally, prior to the awareness of any issue.
Since our establishment, we have consistently maintained the highest ratings for customer service on Reclame Aqui, Brazil's foremost customer service benchmark, and we believe the disparity between our performance and that of our competitors remains significant. Although this does not represent a financial metric, we see this as one of the catalysts for our future growth.
Source: Reclame Aqui, as of December 31, 2024, 2023 and 2022.
2.Drive Engagement
a.More levers to build price bundles

Our culture of innovation and technology development has empowered us to price merchants in a much more dynamic way than anyone in Brazil. By the end of 2022, amid a tightening economic cycle in the country, we recognized the need to revamp our pricing system. We transitioned to an automated approach guided by transparent and straightforward standards. This new methodology treats each client as unique, taking into account various factors such as location, transaction volume, industry segment, and channel (whether through a hub or our inside sales team). Moreover, we consider the full spectrum of solutions desired by the client, ranging from POS devices to prepayment options (including daily, business days or instant settlement). We also consider whether merchants want to accept Pix QR code payments in the POS and if they want to manage their banking domicile with Stone. Through this comprehensive data, we craft tailored offerings that bundle acquiring, Pix, and banking services, each with minimum and target return thresholds aligned with the individual characteristics of the client.
In the SMB segment, our engagement equation rests on driving bundles with payments and banking as an entry-point of more product penetration, which has yielded substantive results. Since 2022, the majority of new Stone clients have been onboarded with our payments and banking bundle, serving as a pivotal factor driving the growth of heavy users within our client base. Heavy users, defined as clients utilizing three or more solutions within our financial services ecosystem, have increased substantially, comprising 37% of our client base by December 31, 2024— almost a 15-percentage-point increase from December 31, 2023. We believe this upward trajectory is particularly promising as heavy users exhibit an average revenue per client more than 2 times higher than that of regular clients. Moreover, we are seeing consistent improvement across all sales cohorts, maintaining a stable CAC over time. A comparative analysis between clients onboarded in the fourth quarters of 2023 and 2024 reveals a substantial increase of around 12 percentage points, from 34% to 46%, in new clients adopting more than three solutions. We believe these trends underscore our commitment to foster sustainable growth and maximize value for both our clients and stakeholders.
We are also beginning to evaluate the possibility of bundling our credit solution with acquiring and banking, thereby enhancing the value proposition for SMBs. To more mature clients of the segment we envision leveraging software as a differentiator, tailoring our offerings to address the vertical-specific requirements of each segment. For more information, see “—Drive Engagement – c. Software as a differentiator”.
b.Scale working capital solutions to monetize further
Following our mission of being the Brazilian entrepreneur’s best partner and helping them, through our solutions, to invest and manage their business, we identified the credit product as a significant need for business owners. Thus, we developed a user-friendly product aimed at providing a solution to their existing capital needs.
In 2023, we started testing our new working capital product, and we developed a comprehensive credit structure with new features and a robust monitoring process, collecting data from across the company and the market and we now manage the entire credit system from concession to recovery. The new product creates synergy between platforms, linking our clients account data in our banking platform to the credit card receivables in our payment’s platform, creating an end to end offer.
In the relaunch, we rebuilt both the product and user experience, learning from our initial credit venture. Key improvements include the use of several internal and external data to better assess merchant behavior and risk patters, monthly installments, replacing the previous lump sum payment and maintaining the retention mechanism. We have integrated retention data into monitoring, enhancing our ability to identify credit issues and offer reschedule options via the app. Enhanced monitoring tools provide real time data for immediate response to any unusual vintage behavior, and our models now incorporate extensive external data and control points to ensure better decision making and continuous monitoring scoring processes. Also, acquiring collateral is registered at the chamber of receivables before disbursement, and all loans are personally guaranteed by the store’s main shareholder, as we seek to reduce cash evasion risk,

Once the clients are approved for our credit solutions, they can have the credit resources in their account in a couple of days and are able to access all information using the app. The credit acquired is paid through monthly installments by the retention of a percentage of the clients’ daily transactions receivables. If a merchant’s monthly receivables are insufficient to cover an installment, we provide alternative payment options, such as issuing a payment slip (Boleto) or facilitating a Pix transfer, allowing them to supplement the payment and thereby reducing portfolio delinquency.
Another key differentiator of our product is our proactive approach to risk management. If we identify that a client is experiencing difficulties meeting their installment obligations due to lower-than-expected card transaction volumes, we engage with them before default occurs. This allows us to renegotiate the retention rate on receivables or adjust the loan term, minimizing the risk of default while supporting the client’s financial sustainability.
We believe that the expansion into credit provides a substantial incremental revenue opportunity for us and the strong interaction between segments and platforms is a key strength to scale the product in our client base, always with a cautious approach. As a merchant-centric company focused on SMBs, our commitment to supporting our clients extends beyond working capital loans. As such, in 2024 we broadened our portfolio of credit solutions to better serve their evolving needs. We introduced (i) credit cards, our primary solution for addressing the credit needs of micro-merchants, providing them with essential financial flexibility, and (ii) revolving credit, a short-term loan designed to provide flexible access to capital. These expanded offerings reinforce our mission to empower merchants with tailored financial solutions that enhance their growth and financial stability.
As of December 31, 2024, our credit portfolio totaled R$1,207.6 million, composed of R$1,093.5 million of merchant portfolio (working capital and revolving credit) and R$114.2 million from credit cards. Our non-performing loans, or “NPL”, 15-90 days were 2.47% and NPL over 90 days were 3.61%. The coverage ratio over NPL 90 days totaled 331.2%. Our focus continues to be on disbursing credit to SMB clients. Additional details regarding our credit portfolio can be found in note 6.6 of our Consolidated Financial Statements.
c.Software as a differentiator
Our merchant-driven DNA provides us with a significant advantage to continue building differentiated solutions. Since 2023, we have increasingly focused on serving more mature SMBs with multiple locations and staff, recognizing their need for unified control and comprehensive business view. These businesses often have sector-specific demands, which we address through sophisticated, end-to-end solutions that integrate our financial services with vertical-specific software, helping them optimize operations, save time, and reduce costs.
By continuously refining our offerings to meet the diverse needs of SMBs of varying sizes and profiles, we strengthen our position as a trusted partner in their growth journey. Our close relationships with clients, combined with our technological capabilities, enable us to tailor solutions more effectively than any other provider. Our unique value proposition in financial services and software, along with a robust distribution and service network, has allowed us to become a strong partner of SMBs in Brazil.
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
Similar to logistics, our customer service operations play a critical role in building and maintaining strong relationships with customers with a responsive and overspecialized team to address inquiries, resolve issues promptly and proactively, and enhance customer loyalty, thereby contributing to repeat business and positive word-of-mouth marketing.
Last, a strong brand serves as a strong representation of the company's core values, quality, and reputation. We believe it distinguishes the company from competitors, instills trust and credibility among consumers, and creates a loyal customer base. Our marketing department employs a cohesive approach in crafting a 360 degree communication strategy, ensuring that our brand maintains consistent visual elements and key messages across all channels. In line with our strategy, in 2024, we have made several marketing deliverables that established the strength of our brand in the local market, such as the sponsorship of “Big Brother Brasil,” one of the most watched TV shows in Brazil, as well as Formula 1 and MasterChef, which was crucial to our bundle offering of financial services and software. As a result, we were considered the 12th most valuable brand in Brazil, according to Interbrand's yearly Most Valued Brazilian Brands ranking.
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
As we previously detailed in “Item 4. Information on the Company—B. Business Overview—Comprehensive Merchant Platform”, the Stone Platform is structured into four layers: (i) Experience; (ii) Product; (iii) Operational; and (iv) Internal. Within each of these layers there are multiple platforms, each housing independently deployable services. These allow us to pursue with high scalability and implementation, using our specialized engineering tools, for a customized experience for each type of client.
Evidence of our efforts towards scaling efficiently through our “Build Once, Use Many” philosophy, is the development of our banking solution. Rather than creating a stand-alone banking application, we focused on building a comprehensive banking platform, designed to serve a variety of applications and client segments. This platform is already seamlessly integrated into Stone, Ton and several other products within our software ecosystem. In “Item 4. Information on the Company—B. Business Overview—Comprehensive Merchant Platform” we have further detailed how we have been scaling efficiently within each of our platforms.
c.Scale with reduced incremental investments
Over the more than ten years of our journey, we have cultivated the platforms that underpin our ability to drive our future growth efficiently with minimal incremental costs, our foundational assets. Two main assets that contributed to our growth are our logistics and customer service platforms.

Our logistics platform was developed with a robust and precise infrastructure, and with this firmly established, we have been able to grow our operations with reduced incremental costs. Our logistics cost per client has decreased by 13% all while expanding our client base by almost 50% when comparing the fourth quarter of 2024 with the first quarter of 2023. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure.
We have identified similar trends in our client service platform, as we have reduced our cost per client over the past three years. Since the beginning, our approach to client service was not designed towards minimizing costs, but rather towards providing a superior service, through quality and proactivity. Our rationale was firmly grounded in the conviction that preemptive measures are superior to remedial actions, as by proactively addressing the root causes of client inquiries, we could deliver a superior service with remarkable efficiency. We have begun to capitalize on this approach, resulting in a decrease of approximately 38% in our cost per client on a unitary basis, when comparing the fourth quarter of 2024 with the first quarter of 2023. This reduction can be primarily attributed to the diminishing frequency of client interactions with our support services, reflecting the success of our proactive measures in mitigating issues before they arise.
When examining these trends over time, the synergy between our growth strategies, monetization efforts, and efficiency improvements has yielded significant results, with a reduction in CAC, while scaling up the number of merchants we bring onboard. We remain committed to reducing our CAC in the future.
4.Enter New Markets
We believe our business model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:
•New Geographies—We are expanding our geographic footprint by growing our distribution across Brazil. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can leverage our business model.
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
5.Selectively Pursue Acquisitions
Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that strengthen our competitive position, enhance operational efficiency, and expand our capabilities. These acquisitions can help us build on our technological capabilities, deepen our expertise, scale our operations, expand our geographic presence, or position us in complementary market segments.
Additionally, we assess opportunistic transactions that could create value, especially in challenging market conditions, focusing on areas that align with our long-term strategy or strengthen our competitive position.
We have established a track record of investing in, acquiring, and integrating complementary solutions and businesses, ensuring synergies that drive sustainable growth and value creation. For the full track record of acquisitions and divestments, refer to “Presentation of Financial and Other Information—Corporate Events—Investments in Software and other Companies” and “—Divestments in Software and other Companies”.

Trends and Challenges
In the dynamic landscape of the financial services and software markets, the possibilities for innovation and disruption are ever-present. With the rapid advancements in the regulatory environment in Brazil and in technology, companies have an expansive reach for experimentation. These innovations have the potential to revolutionize traditional services, offering more efficient processes, greater accessibility, and enhanced security. We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:
•Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets and Pix instead of cash and checks. Our main goal as a financial services company is to allow our merchants to accept all types of payments existent in the market, and thus we need to constantly evolve our solutions to do so. With the launch of Pix in the end of 2020, more volume has been transferred to electronic accounts, leading to a decrease in the amount of cash in circulation. Also, according to the Focus report from the Central Bank, nominal household consumption in Brazil is expected to increase at a compounded annual growth rate between 5-6% each year between 2024 and 2028. We believe this represents one of the key drivers for card volumes growth.
•Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices. We believe there is an important opportunity for us considering that both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries. According to a 2023 study from Insider Intelligence, e-commerce sales in Latam are expected to grow in high double digits from 2024-2027, while non-e-commerce retail sales, are expected to grow low single digits. Also, even when comparing Brazil to other Latam countries, including Argentina, Chile, Peru and Colombia, e-commerce CAGR expected for Brazil between 2022 and 2026 is the lowest, with 11% growth estimated. Thus, there is still a big opportunity to address in this segment.
•More Open Regulatory Environment—The regulatory environment for the payments industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. For example, (i) in 2019, Central Bank enacted a more robust framework, in which card receivables due by Acquirers to merchants are subject to registration at trade repositories, (ii) in 2020, it launched Pix, with the goal to streamline the process of completing payment transactions, making it straightforward, convenient, and direct for users, and (iii) also in 2020, it enacted the rules for Open Finance in Brazil, which allows customers to authorize financial institutions to share some of their data on with other authorized institutions. All of these measures have the goal to continue fostering competition. We believe this has created an attractive environment for innovative financial technology providers, such as us, to continue to disrupt the market, bring better solutions to clients, and grow our market share.
•More Integrated Solutions to Manage Increased Business Complexity—As consumers and merchants in Brazil increasingly connect across multiple channels, such as in-store, online and on mobile devices, an increased amount of data needs to be managed in their front office operations and back office functions. Thus, merchants are demanding better integrated and more seamless shopping and selling experiences, enabling them to manage their various commercial activities across channels on a single technology platform, and to conduct commerce more effectively, with greater functionalities and more sophisticated reporting tools. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce. As a result, SMBs in Brazil typically have a lower penetration of management software use in comparison to other countries. According to a 2023 study from Atlantico, SMBs represent 15% and 20% of all businesses and 60% and 47% of employment in Brazil and USA, respectively. However, the contribution of SMBs to GDP in Brazil is close to 25%, much lower than the 44% recorded in the USA, proving that there is an opportunity for these businesses to become more efficient, with the use of integrated financial services and software solutions being one way to do so.

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
•Faster and More Specialized Customer Support—In order to support merchants with advanced technologies, integrated solutions between software and financial services and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively. Also, there is a significant opportunity to further enhance efficiency in customer support by leveraging AI. Through chatbots, we can already address simpler client issues and provide an initial screening of more complex cases, directing them to a support agent when necessary. This is an approach we are already implementing, and we believe expanding its use will further streamline operations and improve even more our customer support.
•New Business Models To Serve Clients—As consumers and merchants increasingly adopt new technologies for commerce and migrate towards digital channels, new approaches and business models are required to meet the demand for faster, safer, and more convenient commerce-enabling solutions. For example, we believe digital channels, including social media, email, and mobile platforms, provide more opportunities to reach and engage potential customers, while AI can enhance lead qualification, recommend tailored products, and predict customer intent. Together, these technologies enable businesses to not only increase efficiency but also deliver highly targeted, personalized experiences, ultimately driving higher conversion rates and improving overall sales performance. Also, selling integrated solutions of financial services and software demands specific capabilities and knowledge from salespeople, thus creating the need to have specific and trained people to do so.
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
Payments

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
Payment Link
This solution enables customers to make personalized sales by generating an exclusive link for their customers or use a single link to charge multiple people at the same time, as well as permitting them to limit the number of accepted payments and accept major Card Brands and digital wallets, including Apple Pay and Google Pay.

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

Prepayment solutions
Cash management solution that allows clients to accelerate the payment of their future receivables, including installment-based receivables up to 12 months. Clients can request and predetermine the payment of their receivables via their client portal, directly on their mobile application, POS device, via email, or over the phone with our dedicated receivables prepayment team. Transactions can be settled in the same day, in working days or up to two days after the transaction is approved, according to the merchant’s choice.

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
Split Payments
Our split payments solution allows software platforms, marketplaces, and partners from various industries to add value to their solutions with sales functionalities that enable a single buyer transaction to be shared among multiple recipients. This feature is available to StoneCo customers who enable sales via credit and debit cards, Pix, and boletos.

Tap on Phone solution	Solution that allows merchants to sell via their smartphones, both Android and iOS, through an app.
Web Checkout	Frictionless e-checkout that simplifies the buying experience leading to increased client conversion.

Banking

Solution	Description

Digital Banking
Fully digital banking platform, integrated into our acquiring solution, that enables merchants to get paid and manage their finances more effectively. This platform can provide the automation of cash management through a direct integration with the client’s ERP. It is also integrated with our credit solution.

Debit cards	Our product enables customers to make purchases using funds available in their accounts, as well as withdrawals from automated teller machines (ATMs) within the accredited network. It is also available in a virtual version so that our customers can use it for online purchases in e-commerce.
Pix transfers	Enables clients to send and receive instant money transfers using their digital banking accounts. It allows users to send and receive payments 24/7 via QR codes, phone numbers, or unique identifiers.
Investment solutions
We have introduced time deposit certificates issued by Stone SCFI, through which merchants can invest in a fixed-income investment alternative. This provides customers with a reliable source of returns while contributes to our funding strategy.

Payment Slips (Boletos)	Our solution enables clients to accept this payment method by issuing a printed document as well as use our platform to pay payment slips.
Credit

Solution	Description

Working capital	We offer an integrated working capital solution with an innovative repayment schedule, where clients pay down their loans in line with their performed TPV.
Credit cards	Our product has a diverse array of features designed to provide customers with flexibility in their day-to-day transactions while aiding in the financial management of their businesses. All functionalities are conveniently accessible through our digital banking app. Customers receive both a physical card for brick-and-mortar purchases and a virtual version for online transactions, ensuring enhanced security for e-commerce endeavors. Our rigorous credit approval process, which blends external and internal data, ensures that credit limits are tailored precisely to each customer's needs.
Revolving loans	A short term and flexible credit facility that enables clients to withdraw, repay, and re-borrow funds up to a predetermined limit directly from their bank accounts.
Software

Solution	Description

Agilize	Agilize develops technology that provides online accounting services.
APP	APP is a software management company, focused on the hotel segment.
ClinicWeb	ClinicWeb is an ERP for medical clinics in Brazil, helping professionals from the health segment to manage their appointments, patient’s files, finance and marketing.
Connectivity	Suite of customized solutions to help retailers connect their consumers, protect their data and connect their network through a single point of contact.
Dental Office	Dental Office is an ERP for dental clinics, helping dentists better manage their businesses through features specifically designed for their needs.
E-commerce platform	Our e-commerce services consist of the receipt of (i) wholesale orders and the monitoring of sales targets, (ii) directed sales to the final consumer and (iii) an interactive electronic catalog with information about inventory and prices, among others, that are integrated to the ERP system.
HubCount	HubCount is a technology company focused on offering solutions for accounting offices and large corporations.
Human Capital Management	Humanus integrates all Human Resources procedures, allowing the organization of activities, processes, and information in a safe and reliable way.

Solution	Description

Menew	Menew is an ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country.
Mercadapp	Mercadapp is a digital product that offers an app and e-commerce for supermarkets which is integrated with POS and ERP.
MID-E	Middleware application used to connect the Linx systems with the Brazilian tax authorities for the purpose of issuing an electronic invoice (NFe), and electronic consumer receipt (NFCe), in an integrated manner.
MLabs	MLabs is an SMB social media management platform. Its purpose is to be the best cost-effective platform to make social media actions more effective and consequently increase the online presence of their clients. MLabs functionalities are focused on the specific needs of SMBs, using a variety of methods to help them reduce content production costs, optimize media investments and increase efficiency in the operations of social media management.
Mobility (SmartPOS)	Via smartphones or tablets, customers are served in a fast and customized manner, with no lines and far more interaction with the variety of products offered in the store. We offer solutions for different retail segments using features such as the virtual catalog, lookbook combinations, inventory query, pre-sale and sale record, waitlist and closure of service.
Nodis	Nodis is an app that helps clients digitize their businesses connecting them to the biggest marketplaces of the country such as Magalu, Americanas and Shoptime. Through one single portal, the merchant can control its catalog, manage the orders and shipping online.
OMS	By using our OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located.
Plugg.to	Plugg.to integrates inventory, products and orders between the marketplaces and e-commerce platforms, POSs and ERPs in the market.
Point of Sale and ERP	Software solutions for our customers’ in-store terminals where sales transactions occur. In the vast majority of cases, these solutions are integrated with our own ERP software.
Questor	Questor is a management system for accounting offices and integrated cloud ERP offering for SMBs.
Reclame Aqui	Reclame Aqui is a free public platform for consumers to complain about a product or service with a private interface for companies to respond to those complaints.
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

Search and recommendation (Linx Impulse)	Our search solution uses machine learning and proprietary algorithms that best fit the customer.
SimplesVet	SimplesVet is an ERP solution for veterinary clinics, pet shops and autonomous veterinarians.
Sponte	Sponte is a leading provider of cloud ERP solutions for schools in an underpenetrated sector in terms of both payments and software.
Tablet Cloud	Tablet Cloud is a white label Point of Sale and simple ERP application focused on less sophisticated SMBs, which runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.
Trinks	Trinks is a SaaS ERP and booking app which allows beauty and aesthetics service providers to manage all their operations. The system automates key components of service providers’ functions such as client appointments, work schedules, inventory control and supplier contacts.
VHSYS	VHSYS is an omnichannel, cloud-based, API driven, POS and ERP platform built to serve a wide array of service and retail businesses. The fully self-service platform consists of over 40 applications such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with multi-marketplace, logistics, and e-commerce integrations amongst others.

Other

Solution	Description

Delivery Much	Delivery Much is a food delivery marketplace company focused on small-and-midsize cities, with a similar and synergistic expansion approach to ours. Delivery Much generates more sales to restaurants using their consumer client base.
PinPag was part of the “Other” business segment. From February 2024 onwards, we no longer have an equity stake in PinPag, a company focused in financial solutions in electronic means of payment, which was previously acquired by Linx Pay.
Seasonality
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the last quarter of each year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of StoneCo’s operating results across different fiscal quarters may not be accurate indicators of its future performance. For additional information, see “Risk Factors—Risks Relating to Our Operations—Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly profit”.
Raw Materials
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are constrained by their manufacturing capabilities and pricing. We may face production delays or escalating costs if they are unable to manufacture enough product at an affordable cost. Some of the key components used to manufacture our POS devices, such as the chip, pin reader and battery, come from limited sources of supply in limited countries in Asia.
See “Item 3. Information on the Company— D. Risk Factors—Risks Relating to Our Operations—We are dependent on a few manufacturers for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business”.
Risk Governance
During 2023, the Company underwent a process of centralization and integration of risk management. Risk management is performed by a specific area segregated from business areas and from the area that conducts the internal audit. The Chief Risk Officer is responsible for this specific area and reports to the Company’s CEO.
The risk management area is responsible for the identification, measurement, evaluation, monitoring, reporting, control, and mitigation of the risks to which we are exposed, including the following:
•Credit risk is defined as the potential losses for the Company deriving from: a counterparty’s failure to meet its obligations under the contracted terms, including Card Issuers, holders of credit cards issued by the Company, and working capital loan borrowers; a devaluation or a reduction in remunerations or expected earnings of a financial instrument arising from a deterioration in the credit quality of the counterparty, the intermediary party, or the mitigation instrument; a forbearance of financial instruments; or recovery costs of problem assets.
•Market risk is defined as the potential losses for the Company deriving from changes in prices or rates.

•Liquidity risk is defined as the potential losses for the Company deriving from its inability: to duly honor its expected and unexpected obligations, both current and future, including those arising from guarantees provided, without affecting its daily operations; to trade a position at the market price, due to its significant size in relation to the volume normally transacted or due to some market discontinuity; and to convert electronic currency into physical or scriptural currency at the time of the user's request.
•Operational risk is defined as the potential losses for the Company resulting from external events or from failure, deficiency, or inadequacy of internal processes, personnel, or systems.
•Social risk is defined as the potential losses for the Company resulting from the violation of fundamental rights and guarantees or acts harmful to the common interest.
•Environmental risk is defined as the potential losses for the Company due to events associated with environmental degradation, including the excessive use of natural resource.
•Climate risk is defined as the potential losses for the Company caused by events associated with: (i) the transition process to a low-carbon economy, in which the emission of greenhouse gases is reduced or compensated and the natural mechanisms for capturing these gases are preserved (transition climate risk); and (ii) frequent and severe weather or long-term environmental changes, which may be related to changes in climate patterns (physical climate risk).
For more information regarding risks, refer to “Item 11. Quantitative And Qualitative Disclosures About Market Risk”.
In addition to the above risks, the risk management area is responsible for the potential losses arising from interactions between them, regulatory capital management, and business continuity management.
The risk management area is structured into the following subareas:
•Market and liquidity risks, including the interest rate risk in the banking book.
•Credit risk.
•Regulatory capital management.
•Cybersecurity and data privacy.
•Fraud detection and prevention.
•Operational risk, which is responsible for internal controls, social, environmental, climate, business continuity management, and other operational risks.
•Enterprise risk management.
The key governance bodies are the following:
•The Board and its committees, particularly the Risk, the Finance, and the Audit Committees.
•The Executive Management Committee and its supportive committees, particularly the Internal Risk and the Crises Management Forums.
•The Risk Management area.
The key governance elements are as follows:
•Risk and Regulatory Capital Policy. It establishes the governance for risk and capital managements, defining structures and bodies and their respective roles and responsibilities.
•Risk Appetite Statement.
•Risk assessment methodology.
•Risk response policy.
•Incident response policy.

Compliance
The Compliance area is responsible for Regulatory Compliance, Prevention of Money Laundering and Terrorist Financing (“AML/FT”), and Integrity Compliance. The Compliance manager reports to the Company’s Chief Legal and Compliance Officer. The Regulatory Compliance team is responsible for ensuring the company's regulatory adherence to applicable standards, as well as being the communication channel with regulators. The AML/FT team is assigned for implementation of AML/FT policies and measures, mitigating the risk of one using the Company’s products and services to commit illegal acts. The Integrity team is responsible for receiving and handling complaints, conducting corporate investigations, and contributing to the achievement of institutional objectives honestly and ethically, in compliance with the guidelines of the StoneCo Code of Ethics.
Regulatory Matters
Our business is subject to several laws and regulations that affect payment schemes, payment institutions and financial services, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of the Brazilian Payments System (the Sistema de Pagamentos Brasileiro, or SPB).
Regulation of the SPB
Our activities in Brazil are subject to Brazilian laws and regulations relating to payment schemes and payment institutions. Law 12,865, establishes the first set of rules regulating the electronic payments industry within the overall SPB and creates the concepts of payment schemes, payment scheme settlors and payment institutions.
In addition, Law 12,865 gave the Central Bank, in accordance with the guidelines set out by the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Law 12,865, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of CMN Resolution No. 4,282, dated as of November 4, 2013; Central Bank Resolution No. 80, dated as of March 25, 2021; Central Bank Resolution No. 150, dated as of October 6, 2021; Central Bank Resolution No. 96, dated as of May 19, 2021, and Central Bank Circular No. 3978, dated as of January 23, 2020, and other related rules and regulations.
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
On October 6, 2021 the Central Bank enacted Central Bank Resolution No. 150, which replaced Central Bank Circular No. 3,682/13 and consolidated the rules on payment schemes. Such Resolution now governs the provision of payment services within the scope of payment schemes that are part of the SPB and establishes new criteria for a payment scheme to be considered part of the SPB. Besides, Central Bank Resolution No. 150 strengthened the governance mechanism to which the payment schemes rules — as released by the payment scheme settlor — are subject to. It not only has expanded the list of themes that, in order to be amended, are subject to prior authorization from the Central Bank, but also determined that the requests for Central Bank’s approval shall be preceded by consultation to the participants of the payment scheme.
Central Bank Resolution No. 150/21 also sets forth guidelines for payment scheme settlement. In this context, Public Consultation No. 104/2024 seeks to enhance these rules in three key areas: (i) centralized risk management; (ii) transparency of scheme fees; and (iii) anti-money laundering and counter-terrorism financing (AML/CFT) measures. The Central Bank may enact the new regulation in 2025.
While these provisions could help reduce participants’ financial exposure—since the settlor would be responsible for residual risks—they may also require acquirers to make additional contributions to a default fund, depending on the volume of installment-based credit card transactions.
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
Payment institutions must be authorized to operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain an authorization from the Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes. Moreover, payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships (such as meal vouchers) are required to obtain an authorization from Ministery of Labor and Employment (Ministério do Trabalho e Emprego).
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
In order to provide protection from bankruptcy, Law 12,865 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank entitled Electronic Currency Correspondent Account that pays interest according to the SELIC Rate; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

Our Regulatory Position
Three of our subsidiaries perform activities that are subject to Law 12,865 or Law 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone IP, Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) and Stone SCFI. On November 5, 2021, MNLT applied for registration with CVM to become a category B public company (allowed to issue any securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates). As required by the applicable regulations, the four of them have submitted operational authorization requests before the Central Bank and CVM, as applicable, which current status follows below:
•Stone IP was granted a license to operate as a payment institution in the Acquirer category on July 3, 2017, in the issuer of electronic currency category on April 24, 2018, in the issuer of post-paid payment instruments category on November 24, 2021 and in the payment initiation service provider category on October 28, 2021.
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
•Stone SCFI was granted a license to operate as a financial institution established as a credit, funding and investment company (sociedade de crédito, financiamento e investimento) on January 5, 2024.
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”) applied for a license to operate as a payment scheme settlor on February 3, 2017, and as a payment institution in the acquirer and issuer of electronic currency categories on April 7, 2017. Due to changes in the Central Bank regulation, Pagar.me’s payment scheme is no longer subject to the authorization of Central Bank. Therefore, Pagar.me’s authorization request as a payment scheme was dismissed by the Central Bank on June 8, 2017. In relation to the application for a license to operate as a payment institution, Pagar.me required the withdrawal of its request proceedings in 2024 as a result of a decision to migrate acquiring and banking solutions operations from Pagar.me to Stone IP.
Additionally, on October 20, 2020, one of our subsidiaries, TAG, received approval from the Central Bank to operate as a trade repository (entidade registradora) in Brazil, and, therefore, is subject to Brazilian laws and regulations relating to financial assets and securities subject to centralized deposit on central securities depositories or registration in trade repositories, as per Brazilian Federal Law No. 12,810, dated as of May 15, 2013 and its related rules and regulations. The effective date of the rules that established the mandatory registration of card receivables with trade repositories and stated that credit transactions guaranteed by such receivables should be registered with the same trade repository was June 7, 2021.
Moreover, we started issuing post-paid instruments through Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”). As provided in Central Bank Resolution 80, payment institutions that act as post-paid instrument issuers are not required to file an authorization request until the regulatory threshold is met. Stone Cartões met this threshold in March 2025 and will timely submit its authorization request to the Central Bank.
On January 3, 2025, we submitted an application with the Central Bank for a brokerage firm license (DTVM), Stone Distribuidora de Títulos e Valores Mobiliários S.A. With this license we aim to expand the range of investment products offered to our clients and internalize key services provided to investment funds. Since their licenses to operate were granted by the Central Bank, Stone IP, Stone SCD and Stone SCFI have been in compliance with applicable payment and financial laws and regulations.

In addition, Law 12,865 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law 4,595. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there was some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. This discussion was formally settled as of June 28, 2024, with the enactment of Law No. 14,905, which expressly removed all institutions under the regulation of the Central Bank from the applicability of the Brazilian Usury Law.
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures under an intervention by the Central Bank and the out-of-court liquidation of Stone IP, Stone SCD and Stone SCFI. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Legal and Regulatory Matters—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations”.
The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.
Regulatory Capital Requirements for Payment Institutions
On December 1, 2021, the Central Bank enacted Resolution No. 168, which provides for the accounting criteria applicable to the preparation of the consolidated financial statements of prudential conglomerates of authorized payment institutions and the operating procedures of such documents by financial and payment institutions. This rule created the prudential conglomerate led by payment institutions authorized to operate by the Central Bank, aimed at better addressing risks arising from the activities held by the payment institution and the other ones carried out by other institutions of its economic group.
The main aspects of such Central Bank’s strategy was subject to Public Consultation Notice 78, closed on January 26, 2021, which resulted in the enactment of Resolutions Nos. 197, 198, 199, 200, 201 and 202, all dated of March 11, 2022. According to Central Bank Resolution 197, the prudential conglomerates are now segmented into 3 types depending on whether the conglomerate is composed by financial or payment institution as well as if it is headed by a financial or payment institution:
•Type 1: conglomerates which are composed of both financial and payment institutions, but headed by a financial institution (“Type 1 Conglomerates”);
•Type 2: conglomerates which are not composed of financial institutions; and
•Type 3: conglomerates which are headed by a payment institution and also composed of a financial institution ("Type 3 Conglomerates”). The conglomerate headed by Stone IP has been defined as a Type 3 Conglomerate.
Type 3 Conglomerates shall maintain minimum capital adequacy ratio in relation to its risk-weighted assets ("RWA”), which shall be assessed in a similar manner to the approaches established by the Basel Committee on Banking Supervision (“BCBS”). The main differences between this new method and the one applicable to financial institutions are the concept of a specific RWA component for payment related risks and the consequent review of the components related to credit, market and operational risk.

In June 2023, the Central Bank published Resolution No. 324, which brought significant changes to the criteria for recognition of credit risk mitigation for banking book exposures that are risk-weighted under the standardized approach, to implement the credit risk mitigation standards of the Basel III reforms and to make payment account balances eligible for recognition as financial collateral.
In respect of the implementation of Basel III reforms, the Central Bank also published Resolution No. 356 on November 2023, which establishes the key components of the new standardized approach for measuring operational risk capital requirements, replacing the three former methodologies (BIA, ASA, ASA2). The new standardized approach is based on two key variables: (i) the Business Indicator (BI), which is a financial-statement-based proxy for operational risk, and (ii) the average historical losses of the Conglomerate. On June 12, 2024, the Central Bank enacted Normative Ruling No. 479, which specifies the BI composition. The new standardized approach is phasing in from 2025 until 2028.
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
The Central Bank is responsible for defining which subsidiaries are included in the prudential conglomerate, assessing each entity's risk profile to ensure proper regulatory oversight and capital adequacy within the group. As of January, 2025, the following entities were part of the Prudential Conglomerate: Stone IP, MNLT, Pagar.me, Stone SCD, Stone SCFI, Stone Cartões, Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”), FIDC ACR I and ACR Fast Fundo de Investimento em Direitos Creditórios. As per the same date, the minimum Basel ratio defined for the prudential conglomerate was 10.5%.
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

Pix
Pix was created by the Central Bank through Resolution No. 1, issued on August 12, 2020, establishing a real-time payment system designed to make transactions faster, simpler, and more convenient for users. The primary goals of Pix include: (i) enhancing competition; (ii) improving market efficiency; (iii) reducing costs; (iv) straightening security; (v) enhancing client experience; (vi) accelerating the digitalization of the retail payment market, thus promoting financial inclusion; and (vii) overcoming gaps of other payments methods. To ensure proper functioning, the Central Bank issued further regulation on the Pix ecosystem, setting forth operational procedure, technological infrastructure, disclosure requirements and potential penalties to relevant participants.
Pix transactions are processed through the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos) (“SPI”), a centralized payment infrastructure developed by the Central Bank, and implemented through Central Bank Circular No. 3,985, dated as of February 18, 2020, currently under Central Bank Resolution No. 195, dated as of March 3, 2022.
All financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 Active Client accounts (including checking, savings and payment accounts) are required to be a participant on Pix and on the SPI. The participation by other financial and payment institutions that operate client accounts by the National Treasury Secretariat is optional. This structure ensures broad coverage of the payment system while maintaining regulatory oversight.
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
As Pix gained scale in 2021, concerns about security during the usage of this payment method also increased. To address these, Central Bank Resolution No. 142, dated as of September 23, 2021, implemented mandatory frauds records and reports prepared by financial and payment institutions and established nighttime limits, by which users are limited to transactions of up to R$1,000.00 between 8 p.m. and 6 a.m., as a general rule, and a special devolution mechanism to request return of funds in case of frauds and other scenarios was created (“Mecanismo Especial de Devolução”).
Moreover, on November 29, 2021, the Central Bank released two features related to cash withdrawal with Pix – Pix Saque (Pix Withdraw) and Pix Troco (Pix Change), which enable users to withdraw cash from any accredited merchant participating in the system, a role traditionally played by ATMs.
In December 2023, the Central Bank issued Resolutions Nos. 360 and 361 addressing the operational rules of its new Pix product called Pix Automático (Pix Automatic), which came into effect in February 28, 2025. Although it is also a product aimed at recurring transfers, the difference between Pix Automático and Pix Agendado (Pix Scheduled) is that Pix Automático will be able to give their consent to payments even if that charge is in a variable amount each month, unlike Pix Agendado the consent is given to a single transfer amount. Pix Automático features brings a new range of opportunities for institutions whose clients are mainly companies. The Central Bank Resolution No. 402 substituted Resolution No. 360 to make Pix Automático effective on June 16, 2025.

Pix’s ecosystem is in constant evolution. As of December 31, 2024, there were more than 157 million active users, which correspond to more than 73% of the Brazilian population, the Central Bank is planning to incorporate more functionalities to this payment method. Therefore, we are always keeping up with new rules and building new functionalities with the regulator and its stakeholders with the aim to offer the best payment services for our clients. Moreover, the Central Bank published a consultation to Pix’s participants to set the standards for Pix transfers initiated by Near Field Communication (NFC) on POS machines, and is expected to make a determination before the end of 2025. Such functionality may significantly reduce the timeframe to initiate a transaction and increase Pix acceptance for face-to-face purchases on merchants. On March 27, 2025, the Central Bank announced that it was developing Pix Parcelado (Pix Installments) and Pix em Garantia (Pix under Guarantee). Pix Parcelado will be a functionality in which the financial institutions use a credit operation to fund a Pix transfer, settling the funds immediately and allowing the users to make credit payments in installments. According to the Central Bank, Pix Parcelado can be introduced in September 2025. Pix em Garantia will be a functionality in which credit operations can use Pix receivables as collateral. There is currently no date set for the launch of this functionality. For more information regarding Pix market size, refer to “Item 4. Information on the Company – B. Business Overview – Our Markets”.
Open Finance
On May 4, 2020, the CMN and the Central Bank issued Joint Resolution No. 1, which defined the scope of services and data protection rules for the Open Finance system. Open Finance in Brazil allows customers to authorize financial institutions to share their data on customer record, transactions, products, and services with other authorized institutions, fostering competition, innovation and making the banking sector more efficient.
In this context, membership will be mandatory for financial institutions belonging to the prudential segments 1 and 2, according to Central Bank Resolution No. 4,553, dated as of January 30, 2017. In relation to the sharing of payment transaction initiation services, mandatory membership will apply to account provider institutions and payment initiation service providers (PISPs).
The implementation of Open Finance will be gradual, conducted in four phases, as follows:
a.Phase 1: sharing of public data belonging to participating institutions on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions;
b.Phase 2: sharing of customer record data and customer transactional data among the participating institutions upon customer’s consent;
c.Phase 3: sharing of payment initiation services, as well as forwarding credit transaction proposals; and
d.Phase 4: expansion of in-scope data to encompass foreign exchange, acquiring, investment, insurance, and open-end private pension transactions.
The transitory governance structure, pursuant to Central Bank Circular No. 4,032, dated as of June 23, 2020, includes technical groups, a secretariat and a deliberative council, responsible for discussing and defining key topics such as APIs, security, compliance, and fraud prevention. Decisions made by this structure, which also includes input from financial and payments market associations, are subject to Central Bank review to ensure alignment with regulatory goals.
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

Joint Resolution No. 10, enacted on July 4, 2024, introduced new mandatory participation criteria for Open Finance, expanding the scope of institutions required to participate in data sharing and payment initiation services. Effective by January 1, 2025, individual institutions and those belonging to conglomerates with more than 5 million customers must comply with Open Finance participation requirements and, if an institution voluntarily joins Open Finance for data sharing, all other entities within its conglomerate must also participate.
On July 4, 2024, Central Bank Resolution No. 398 amended Joint Resolution No. 1/2020 in order to provide for a payment initiation journey without redirection to the app of the institution that holds the client’s account, in order to improve the payment experience.
In December 2024, the Central Bank issued Normative Ruling No. 575, which published the second Open Finance Monitoring Handbook. The regulation is a measure by the Central Bank to enhance Open Finance compliance rules, detailing the procedures to be followed by the Open Finance Governance Structure for monitoring the performance of the participant institutions.
On December 5, 2024, Open Finance was formalized as a legal entity capable of implementing the definitive structure established by Resolution No. 400. Financial and payments market associations have joined the legal entity structure to keep contributing and building a diverse ecosystem, promoting competition and innovation.
In December 2024, over 800 institutions were participating in Open Finance, with approximately 61 million active consents. Despite the impressive numbers, the APIs are still being built and implemented gradually, and a lot of adjustments and corrections are being made to enable data and services sharing. Payment and financial institutions are engaged in making the ecosystem prosper, although still facing challenges to establish a truly interoperable ecosystem.
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
Although the above mentioned regulations were initially expected to fully come into effect on August 3, 2020, this date was postponed by the Central Bank on different occasions, coming into effect on June 7, 2021.
We explore this opportunity both commercially (through StoneCo) and technologically (through one of our subsidiaries, TAG). In this context, TAG, which was authorized by the Central Bank to operate card receivables registration system on October 20, 2020, became operational by June 7, 2021, when it started to render services of card receivables registration.
When entered into force, the operating trade repositories faced operational challenges to comply with the regulation, mainly regarding interoperability between the registration systems and failures to protect creditor’s collaterals. After several interactions between trade repositories, market participants and the Central Bank, the Central Bank enacted Resolutions 264, 349 and 373 reinforcing duties of trade repositories to (i) ensure the reliability of information, whether owned or interoperated, through recurring reconciliations between registration systems, and (ii) develop mechanisms to protect creditors' collaterals.
On December 20, 2024, the Central Bank submitted a Public Consultation to collect comments from the market on capping the interoperability fee for trade repositories for public consultation, aiming at reducing credit costs.
Moreover, Central Bank enacted Resolution No. 392, dated as of June 12, 2024, introducing the Financial Asset Catalog, in order to list the types of financial assets subject to registration and centralized deposit services and standardize the information of that should be registered for each type of asset.

We believe that this ecosystem will increase our addressable market for both prepayment and credit solutions, while bringing transparency and more efficiency to the financial market.
Banking
On October 10, 2024, the Central Bank published Consultation No. 108, proposing regulation for banking as a service (BaaS). The regulation aims to enhance transparency in White-label structures, as well as to regulate certain aspects of the relationship between the service provider institution and the clients. Since the proposal may impact our banking and payment solutions, we are actively monitoring industry discussions and assessing the potential impact on our business.
Payment Slips (“Boleto”)
Boleto is a standardized payment instrument that integrates a payment scheme settled by the Central Bank. It can be issued either by a financial or a payment institution (in this case, the payment institution shall be authorized to act as an electronic currency issuer). Operational aspects, fees and other matters are regulated by a convention executed among market associations.
On December 12, 2024, the Central Bank enacted Resolution No. 443, which replaced Central Bank Circular No. 3,598 and consolidated the rules on this payment instrument. The new rule (i) enhances the governance of the Convention to ensure broad participation, aiming to increase diversity in the payment scheme’s decision making process; (ii) explicitly states the interoperability of boleto with other payment schemes; and (iii) introduces the “boleto dinâmico”, a mechanism through which the beneficiary of the funds can be modified following the negotiation of the underlying financial asset, thereby providing greater security for the buyer of the financial asset.
Direct Credit Corporation
CMN enacted Resolution No. 5,050 on November 25, 2022, to regulate online lending fintechs and established new categories of financial institutions (“CMN Resolution 5,050”), such as sociedade de crédito direto – SCD. This is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors.
The regulatory framework for SCDs is simple and straightforward, considering that such institutions have a limited and less complex scope of activities, focusing exclusively on the extension of borrowings and financing, as well as on the acquisition of receivables, using financial resources that originate either from its own capital or from the BNDES.
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

Credit, Financing and Investment Company
Credit, Financing, and Investment Companies (Sociedade de Crédito, Financiamento e Investimento – SCFI) are financial institutions regulated by Law No. 4595 and Portaria MF No. 309. Therefore, they are subject to the other general rules and obligations applicable to financial institutions.
These entities must be incorporated as corporations and are active in medium and long-term lending and investment in the securities market. Many non-bank financial institutions are part of economic conglomerates and operate as the financial arm of commercial or industrial groups. SCFIs can also operate in niches that are not served by bank conglomerates, particularly in loans and financing with specific characteristics, such as higher risk, agreements with merchants, among others.
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
We have adopted the internal controls and procedures required by the Brazilian AML/CFT rules, which are focused on:
•Identifying and qualifying our clients, suppliers, employees and business partners.
•Conducting risk-based KYC, KYS, KYP and KYE processes.
•Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention.
•Keeping records of all transactions.
•Reporting to COAF, within one business day and without informing the involved person or any third party: (i) any transaction exceeding the limit set by the competent authority and as required under applicable regulations; (ii) any transaction deemed to be suspicious, as required under applicable regulations; and (iii) at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report).
•Applying special attention to: (i) Politically Exposed Persons; (ii) unusual transactions or proposed transactions with no apparent economic or legal basis; (iii) clients and transactions for which the UBO (ultimate beneficial owners) cannot be identified; and (iv) situations in which it is not possible to keep the clients’ identification records duly updated.
•Offering AML-CFT training for employees.

•Monitoring transactions and situations that could be considered suspicious for anti-money laundering purposes, which includes checking the compatibility between the volume of funds of a client and such client’s economic and financial capacity, as well as the origin of funds.
•Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.
•The unavailability of goods, values and rights possessed, directly or indirectly, by any individual or legal entity sanctioned by any resolution of the United Nations Security Council.
•Conducting and updating, in every 2 (two) years, risk assessments with respect to clients, employees, partners and suppliers, our business model, transactions, products and services.
•Assessing our AML-CFT program’s effectiveness annually.
On October 1, 2020 the new regulation enacted by the Central Bank with regards to AML/CFT policies came into force. In summary, the new regulation comprises: (i) the Central Bank’s Circular 3,978, which provides new guidelines for the AML/CFT processes and the expansion and the strengthening of the list of PEP (Politically Exposed People); and (ii) the Central Bank’s Circular Letter No. 4,001/20, which sets forth a list of operations and situations that may constitute money laundering and terrorism financing. By the end of 2020, the Central Bank required certain adjustments in our AML-CFT to fully comply with the new guidelines, all of which have been promptly implemented by us and acknowledged/confirmed by the Central Bank. Nevertheless, we are continuously reviewing our AML-CFT program to identify improvement opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal and Regulatory Matters—We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.”
E-Commerce, Personal Data Protection and Taxes.
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, personal data and data protection laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Until September 2020 Internet activities in Brazil were mainly regulated by Law No. 12,965/14. On September 18, 2020, LGPD came into force, which unified and complemented legal provisions that governed personal data in Brazil so far by replacing or supplementing certain regulations and provisions and creating new ones. The law provides for the processing of personal data, including by digital means, with the purpose of protecting the fundamental rights of freedom and privacy and the free development of the personality of the natural person. One important change brought by the LGPD is the establishment of nine legal bases other than consent upon which personal data may be legally processed. Despite the LGPD coming into force in September 2020, the sanctions provided for therein were only regulated in February 2023.
This legislative innovation brought new obligations and liabilities to all natural persons or legal entities, whether public or private law that processes the personal data of individuals in Brazil, regardless of where that business or organization itself might be located. The LGPD is a relatively new law that, although already in force, is still under development and continues to evolve. Many of its provisions have been further clarified through ongoing regulatory efforts by ANPD, which has been actively issuing regulations to address various aspects of the law.
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

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Legal and Regulatory Matters—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
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
Personal Data Protection
The LGPD establishes general principles, with a comprehensive framework for regulating the processing of personal data, encompassing various aspects such as collection, use, processing and storage. It introduced, since 2018, significant changes to data protection regulations in Brazil, impacting various economic sectors and relationships, including those between customers and suppliers of goods and services, employees and employers and any other interactions involving personal data, whether in a digital or physical environment. Unauthorized disclosure, sharing, destruction or modification of personal data, regardless of the cause (i.e., cybersecurity breaches, computer viruses or otherwise disruption of our services) can expose us to liability, including protracted and costly litigation, financial penalties and damage our reputation. The LGPD also established an authority responsible for overseeing and enforcing the law. The ANPD is a special autarchy connected to the Brazilian Ministry of Justice and Public Security. According to the LGPD, the ANPD have the following responsibilities, among others: (i) enact rules and regulations relating to data protection; (ii) analyze and interpret, in the administrative sphere, matters relating to the LGPD; (iii) request access to information from data controllers and processors; (iv) supervise processing activities and impose sanctions; and (v) promote cooperation with international and transnational data protection authorities, among others.
As an example of its rulemaking authority under item (i) above, the ANPD has enacted the following resolutions: (a) Resolution No. 15, of April 24, 2024, approving new rules for the regulation on communication of security incidents; (b) Resolution No. 18, of July 16, 2024, approving new rules for the regulation on the activities of the “Data Protection Officer”; and (c) Resolution No. 19, of August 23, 2024, approving new rules for the regulation on international data transfers and the content of standard contractual clauses.

All legal entities will be required to conform their data processing activities to these new rules. In relation to the LGPD, we have implemented and are committed to continuously improving our processes to ensure compliance with its provisions. However, the foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.
Intellectual Property
Our services are largely based on proprietary software and related payment systems solutions. We rely on a combination of copyrights laws (which includes the Law No. 9,610/1998 and Law No. 9,609/1998, related to software), trademarks and trade secret laws (specifically Law No. 9,279/1996, the industrial property law of Brazil), as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third-parties.
As of February 2025, we owned more than 1,000 trademarks over 30 countries, including “Stone”, “Linx”, “Ton”, “Pagar.me”, “Buy4”, “Napse”, and others, as well as more than 150 software registrations.
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the Latin America and the United States and elsewhere, including “stone.com.br”, “pagar.me”, “linx.com.br”, “napse.global” “stone.co”, “taginfraestrutura.com.br” and “investors.stone.co.”
We have material contracts with Visa and Mastercard in connection with our activities as an Acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of February 19, 2016 (as amended from time to time), between Visa do Brasil Empreendimentos Ltda. and Stone IP sets forth the general terms and conditions under which Stone IP acts as a merchant acquiring principal participant for Visa in Brazil and provides Stone IP with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an Acquirer in Brazil. Under this agreement, Stone IP is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of December 21, 2015 and as amended from time to time, between MasterCard International Incorporated and Stone IP sets forth the general terms and conditions under which Mastercard grants Stone IP a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including Mastercard, Cirrus and Maestro branded marks) in Brazil in connection with Stone IP’s issuing and acquiring activities. No consideration is due to Mastercard under this agreement. Additionally, we have the rights to use the “Pix” brand, which is the instant payment system established by the Central Bank. No payment is due to the Central Bank for the use of the “Pix” brand.
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
C.    Organizational structure
We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our current corporate structure, as of March 31, 2025 is set forth below:

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
MNLT (Brazil)
100%
SCFI (Brazil) (7)
8 other subsisiaries, software companies (3)
100%
Linx (Brazil) (5)
50%
Questor (Brazil)
50%
VHSYS (Brazil)

(1)
50% of Reclame Aqui Holding Ltd. is held by VLP Holding Ltd. Reclame Aqui Holding Ltd. has subsidiaries, in which we have 50% of equity interest. For more information, see note 4.1.2 – Subsidiaries to our Consolidated Financial Statements.

(2)	STNE Investimentos S.A. and Equals Software Participações S.A. were incorporated due to the Group’s corporate reorganization in 2023.
(3)	For more details on the subsidiaries, please refer to note 4.1.2 – Subsidiaries to our Consolidated Financial Statements.
(4)	Vitta Tecnologia em Saúde S.A. has subsidiaries, in which we have 100% of equity interest. For more information, see note 4.1.2 – Subsidiaries of the Group to our Consolidated Financial Statements.
(5)	16 other subsidiaries, including software companies. For more information, see note 4.1.2 – Subsidiaries to our Consolidated Financial Statements.
(6)	Stone Holding Instituições S.A. was incorporated in 2022 due to a requirement of the Central Bank, to maintain the control of Stone IP held by a Brazilian company.
(7)	Stone Sociedade de Crédito, Financiamento e Investimentos S.A. was incorporated early in 2024 right after the Central Bank approved the license for the Group to operate financial services.

D.    Property, plants and equipment
Properties
Our office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, and is under a lease. Our operational hubs are located in São Paulo, which include product development, sales, marketing, finance and business operations, and they are located at (i) Avenida Rebouças 2,880, Pinheiros, São Paulo/SP, Brasil, under a lease agreement entered into by Stone IP and Pagar.me and (ii) Avenida Doutora Ruth Cardoso, No. 7,221, Edifício Birmann 21, Pinheiros, São Paulo/SP, under two lease agreements, entered into by Linx S.A. and Linx Sistemas. In Rio de Janeiro, our offices include part of our business activities, including customer relations and technology development, being located at (i) Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil and and (ii) Rua Lopes Quintas, No. 177/187, Jardim Botânico, Rio de Janeiro/RJ, Postal Code 22460-010, both under leases. Our four offices jointly consist of approximately 32,292 thousand square feet of space. In accordance with our business strategy, we have several operational proprietary Stone Hubs operating in Brazil. In addition, we also have operational hubs located in Argentina and Mexico. We believe that our facilities are sufficient for our current needs.
Additionally, as of December 31, 2024, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.
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

A.    Operating results
Overview
As of December 31, 2024 we served around 4.2 million active payments clients in Brazil including digital and brick-and-mortar merchants of all sizes and types, although our focus is primarily on targeting the approximately 14.1 million micro, small and medium-sized businesses, or MSMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional banks and legacy providers that use older technology, less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. In addition to our reach in payments, we have achieved more than 3 million banking active clients as of December 31, 2024. Since we resumed our credit product in 2023, we have already achieved a credit portfolio of more than R$1.2 billion as of December 31, 2024. In software, in 2023, we have selected four key strategic verticals to focus on integrations with financial services, namely gas stations, food, retail and drugstores.
The following is a summary of our key operational and financial highlights:
•We generated R$13,257.5 million of total revenue and income in the year ended December 31, 2024, compared with R$12,055.0 million of total revenue and income in the year ended December 31, 2023, representing annual growth of 10.0% and compared with R$9,588.9 million of total revenue and income in 2022, representing annual growth of 25.7%.
•We had a net loss of R$1,507.1 million and adjusted net income of R$2,200.0 million in the year ended December 31, 2024, compared with net income of R$1,600.4 million and adjusted net income of R$1,557.5 million in the year ended December 31, 2023 and compared with net loss of R$526.4 million and adjusted net income of R$410.5 million in the year ended December 31, 2022. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$516.2 billion, compared with R$438.3 billion in 2023, representing an annual growth of 17.8%, compared with R$380.6 billion in 2022, representing an annual growth of 15.2%.
•We served approximately 4.2 million Payments Active Clients as of December 31, 2024, compared with 3.5 million Payments Active Clients as of December 31, 2023, representing an annual growth of 18.5%, and compared with 2.6 million Payments Active Clients as of December 31, 2022, representing an annual growth of 36.3%.
•Software revenue reached R$1,526.7 million for the year ended December 31, 2024, compared with R$1,492.2 million for the year ended December 31, 2023, representing an increase of 4.7% and compared with R$1,419.8 million for the year ended December 31, 2022, representing an increase of 5.1%
Significant Factors Affecting our Results of Operations
Our Business
Our ability to attract and retain merchants, leading to higher volumes within our ecosystem
At the core of our strategy is a customer-centric culture that drives every decision we make. We believe that building strong, long-term relationships with our clients is fundamental to our success. A key pillar of this approach is the attraction and retention of clients, which not only strengthens our business but also reinforces our market presence and brand reputation.
As mentioned in “Item 4. Information on the Company—B. Business Overview—Business Model—3. Tech-enabled distribution”, to effectively expand our active client base, we leverage a multi-channel distribution strategy, allowing us to serve different customer segments with the right approach. By dynamically selecting the most effective channel for each customer profile, we aim to balance growth and profitability, helping to ensure that our expansion is both strategic and sustainable.
As a result of this expansion, we drive higher transaction volumes across our payments solutions — a key driver for revenue growth, given that a substantial part of our revenues come from fees earned as a percentage of our clients’ TPV.

In addition to acquiring new clients, our TPV is also driven by volume growth within our existing clients. As our Payments Active Clients grow their transaction volume, our TPV also grows. Our Active Clients are positioned in high-potential market segments. Despite the already high penetration of card and Pix volumes within PCE, we believe there is still a relevant opportunity for us to address among MSMBs, as we believe Brazil TAM can significantly expand beyond PCE considering intermediate consumption. We also target the e-commerce market, which we expect to grow faster than the overall payments market in Brazil.
As a result of our strategy, our TPV grew from R$275.4 billion for the year ended December 31, 2021, to R$516.2 billion for the year ended December 31, 2024, with a CAGR of 23.3%. At the same time, our number of active payments clients expanded from approximately 1.8 million Payments Active Clients as of December 31, 2021 to approximately 4.2 million Payments Active Clients as of December 31, 2024, with a CAGR of 33.2%, as shown in the graphs below:
Our ability to launch new products and drive higher client engagement
Acquiring new customers is crucial, but we believe that fostering loyalty through the best customer service and continuous innovation ensures sustainable growth. By deeply understanding our clients’ needs, we can provide tailored solutions that enhance their experience and create lasting value.
As a result, especially since 2021, our strategy has revolved around bundling financial solutions to maximize value for our clients while driving engagement and revenue growth. Banking and acquiring bundles are our primary entry point, allowing our clients to seamlessly integrate financial services into their daily operations, while also establishing a strong foundation for deeper product adoption. For example, our banking account provides merchants with a series of money-in and money-out functionalities, including wire transfers, Boletos, Pix, receiving funds from their sales, saving money, among others, as well as having a credit and debit card.
Evidence from our success in this strategy is the steady growth of heavy users - clients who use three or more of our financial solutions – which reached 37% of our client base by December 31, 2024, a 15-percentage point increase from the previous year. Heavy users are particularly valuable, as their deeper engagement with our ecosystem translates into higher revenue generation and stronger client retention.
To further enhance engagement, we are continuously expanding our ecosystem with new product launches, ensuring that clients find increasing value on our platform. A recent example of this strategy is our investments feature, launched in the third quarter of 2024. By continuously innovating and expanding our offerings, we strengthen client relationships, unlock new monetization opportunities, and solidify our position as the one-stop financial partner for MSMBs.

Rapid growth of our credit business and associated credit loss provisioning
The expansion of our revamped credit product is a key pillar of our strategy to enhance our value proposition for MSMBs, complementing our existing banking and acquiring bundles. By seamlessly integrating credit with our broader suite of financial services, we empower businesses with the liquidity they need to grow while increasing client engagement within our platform.
Besides offering prepayment solutions to our merchants, we can also provide working capital credit solutions to our clients needing further funding to expand their businesses. We leverage our client data to offer this solution in a proactive and cost-effective way, and we charge a specific risk adjusted rate to the client. Once onboarded, our clients can access credit through multiple channels in a simple and transparent way. Our credit offering enables our clients to pay back their loans effortlessly through the automatic retention of a percentage of their sales to pay for their monthly installment. Between July 2021 and February 2023, we temporarily stopped the credit issuance for new clients. We have since evolved our credit solution, focusing on building a fully automated process for credit underwriting, as we strive to make our decision models more sophisticated through the enrichment of data, strengthening our team and enhancing our risk policies, among other improvements. We relaunched our working capital credit solution in March 2023.
Throughout 2023 and early 2024, we took a very conservative approach towards provisions from this portfolio as our product and credit models develop and mature. Until the second quarter of 2024, our total provisions remained at 20% of the total portfolio, before gradually reducing towards our expected credit loss levels, reaching a provision rate of 12% in the fourth quarter of 2024. As our lending base grows and matures, we continuously refine our underwriting models, risk assessment processes, and collection strategies to maintain a balanced approach between growth and financial resilience. We have also expanded our portfolio to include credit cards and revolving loans, further diversifying our credit offerings. Refer to “Item 4. Information on the Company—B. Business Overview—Business Model—Our Solutions” for more details.
As of December 31, 2024 we reached a total credit portfolio of R$1,207.6 million, with overall provisions of R$144.5 million. NPLs 15-90 days for our consolidated credit portfolio were 2.47% and NPLs over 90 days were 3.61%, reflecting the natural outcome of the portfolio maturation process. As a result, our coverage ratio remains at healthy and high levels, standing at 331.2%.
Financing of our working capital solutions to our merchants
We provide working capital solutions to help merchants manage their cash flows more effectively. Through our prepayment solution, merchants can advance their future expected receivables from credit card installments paying a discount rate based on a percentage of the total volume prepaid. The discount rate depends on factors such as merchant size, the maturity of receivables to be prepaid, and local market dynamics. An overall increase in TPV generally increases financial income given an overall increase in the volume of prepayments. Higher levels of installment transactions usually lead to higher demand for our prepayment. On the other hand, a smaller share of credit transactions leads to a decrease in the ratio of financial income from prepayments relative to total revenue and income, since debit card transactions are only eligible for same-day prepayment.
Due to our working capital and credit solutions offering, optimizing funding costs is a key driver of our healthy margins. Through the date of this annual report, we have funded prepayments and credit to our Active Client base by (i) selling receivable rights owed to us by Card Issuers to banks we hold a commercial relationship with, or to special purpose investment funds, FIDCs that exclusively buy these receivables, (ii) using proceeds from general third-party borrowings, (iii) third-party deposits both from our clients and brokerage platforms, and (iv) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net”. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party financing on attractive terms, and our ability to continue to attract investment into our FIDCs on appealing terms.

Economies of scale resulting from our Technology Platform
Our technology platform allows us to expand efficiently, by growing our volumes and increasing the number of clients while reducing marginal operational costs.
The technologically advanced and integrated nature of our platform also allows us to operate cost-effectively, reducing the need for operational personnel with a high level of automation. For example, we are able to onboard merchants as a result of a combination of different sources of data and run automatic risk checks within minutes. Also, our Green Angels team of operations and support personnel allows us to improve POS deployment costs as we further penetrate and grow our Active Client base within our Stone Hubs. For further information refer to “Item 4. Information on the Company—B. Business Overview—2. Comprehensive Merchant Platform”.
Interchange and assessment fees
Our revenue from processing services is mainly composed of the Net Merchant Discount Rate, or Net MDR, which is a commission withheld by us from the transaction value paid to the merchant. Our net revenue from MDR is defined as the total MDR charged to our merchants, net of interchange fees retained by Card Issuers, assessment fees charged by payment scheme settlors and sales taxes. Interchange fees are set by the payment schemes according to certain variables, including the type of card product (e.g. credit vs. debit), merchant segment, type of card (e.g., standard, gold, premium, business, others), transaction type (e.g. online vs. POS terminal), and the origin of the card (international vs. domestic). Assessment fees are charged per transaction by the payment scheme settlors, such as Visa and Mastercard, to cover the cost of providing access to their payment network.
We are unable to predict if or when payment schemes will increase or decrease their fees or the extent of such variations. Our standard contract with our clients allows us to re-adjust our rates and tariffs with prior notice to merchants to offset potential increases in interchange fees.
On March 22, 2018, the Central Bank enacted Circular No. 3,887, which issued a cap to interchange fees on debit transactions to 0.8% and maximum average interchange fee of 0.5% on total transaction volume. On September 26, 2022, the Central Bank enacted Resolution No. 246, which extended the regulation issued in 2018, in order to subject the interchange fees applicable to transactions based on both debit and pre-paid instruments, whether e-commerce or present transactions, to a cap. According to the Central Bank Resolution No. 246, effective on April 1, 2023, interchange on debit card transactions is subject to a 0.5% cap, and pre-paid cards, to a 0.7% cap.
Additionally, aiming to reduce asymmetries between debit and pre-paid instruments, the mentioned ruling stated that the payment scheme settlors must establish the same maximum liquidation deadline by Acquirers to the merchants on both schemes. Such change has also become effective on April 1, 2023.
For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes in the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us”.

Investments in our operations
Whenever we decide to make stronger investments for growth in our operations, which may include investments in our distribution capabilities, marketing, technology, new financial services and software solutions, among others, we may see temporary impacts in our financial results. These investments can lead to lower margins, which may be accompanied by higher growth rates in our operation.
Timing differential between future revenues generated and investments
We expect to incur initial operational investments in periods prior to the realization of any future revenues associated with this upfront investment. For example, in the process of opening a new Stone Hub, we incur the expense of hiring a team of Stone Agents and Green Angels to set up the operation. As sales productivity from this Stone Hub ramps up and marginal operational costs are reduced, we realize greater contribution margins from our Stone Hubs.
In addition, as our credit product is recognized according to IFRS 9, credit provisions are made upfront as soon as the loan is disbursed, while revenues are recognized on an accrual basis according to the term of the loan. As a consequence, periods of accelerated customer acquisition typically lead to higher upfront provisions, which pressure gross profit and gross margin in those periods, even though the associated revenue will be earned over time.
Complement Solutions Offerings through Acquisition and Investment Activity
We have an established track record of investing, acquiring and integrating complementary technology solutions and businesses. Since January 1, 2016, we have made several acquisitions and minority investments, primarily in businesses or technologies that strengthen our solutions offerings. Our acquisition of Linx, the most relevant software deal we conducted, was concluded on July 1, 2021 and enabled us to become a leading retail management software company in Brazil.
The financial impact of acquisitions may affect the comparability of our results from period to period. In addition to the revenues and expenses associated with such acquisitions only being included in our financial results for any period upon the closing of the acquisition, we will incur transaction and other expenses associated with acquisitions, including amortization of intangibles relating to those acquisitions, which can negatively impact our profit (loss). Amortization of intangibles related to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired.
In connection with the acquisitions we made over our history, we recorded amortization expense for the years ended December 31, 2024, 2023 and 2022 of R$122.8 million, R$92.4 million and R$138.6 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, in accordance with the acquisition method.
In addition, any goodwill impairment related to acquired assets may also affect the comparability of results between periods. For instance, in the year ended December 31, 2024 we recorded a goodwill impairment on the Linx asset of R$3.6bn, which affected our accounting net income for the year. No impairments charges were recognized in the years ended December 31, 2023 and 2022.

Macroeconomic environment
The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impacts the number and overall value of payment transactions. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares”.
Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022

Real growth in gross domestic product	3.4%	2.9%	3.0%
(Deflation) Inflation (IGP-M)(a)	6.5%	(3.2%)	5.5%
Inflation (IPCA)(b)	4.8%	4.6%	5.8%
Long-term interest rates—TJLP (average)(c)	6.9%	7.1%	6.8%
CDI rate (average)	10.8%	13.2%	12.5%
Period-end exchange rate—reais per US$1.00	6.2	4.8	5.2
Average exchange rate—reais per US$1.00(d)	5.4	5.0	5.2
Appreciation (depreciation) of the real vs. US$ in the period(e)	(21.8%)	7.8%	7.0%
Unemployment rate(f)	6.6%	7.8%	9.3%

Source: FGV, IBGE, Central Bank and B3.
(a)	(Deflation) Inflation (IGP-M) is the general market price index measured by FGV.
(b)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(c)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(d)	Average of the exchange rate on each business day of the year.
(e)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(f)	Average unemployment rate for the year as measured by IBGE.
Interest rate
Interest rates have an effect on our ability to generate revenue and directly affect our cost of funds. Higher interest rates can reduce private consumption, negatively impacting our TPV, while also increase our funding costs, as most of our third-party funding is linked to the Brazilian’s interest base rate. Usually, when there is an increase in interest rates, and thus, in funding costs, there is a time lag before we are able to pass on price increases to clients, which temporarily pressures our margins. On the other hand, when interest rates go down, we immediately benefit from higher spreads, improving our margins. In 2022, with the strong hike in interest rates which started in the second half of 2021, we have significantly evolved our pricing policy and internal processes to be able to reprice clients when needed in a faster and seamless way. We will continue to optimize our pricing strategy, guaranteeing we are within the return hurdles established for each client.

Inflation
Inflation has an effect on our obligations towards certain suppliers, such as office leasing and telecommunications providers, whose costs are indexed to inflation rates. However, most of our revenues are naturally hedged against inflation, since if our merchants raise their prices due to inflation, this will positively impact our TPV and, consequently, our revenues. In the financial services segment, our TPV tends to fluctuate according to inflation. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. In the software segment, the subscription fee is periodically updated by an inflation index.
Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, debts, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our Active Client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2024, 2023 and 2022, we had a net foreign currency gain (loss) of R$(19.8) million, R$(13.6) million and R$19.0 million, respectively.
Impact of pandemics, widespread health epidemic or other outbreaks
The Brazilian economic outlook may worsen as a result of pandemics, such as novel variants of the COVID-19 pandemic, widespread health epidemics or other outbreaks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations—An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations” for information on the impact of the pandemics, widespread health epidemics or other outbreaks on our business.
Acquisitions
Linx Acquisition
In August 2020, we signed a definitive agreement for STNE Par, a company controlled by us that holds our software investments business in Brazil, to combine its business with Linx (“Linx Acquisition”). Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx S.A. share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to us in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR Level 1 (“StoneCo BDR”), admitted to trading on B3, provided that each one StoneCo BDR corresponded to one StoneCo Class A Share. The Linx Acquisition was concluded on July 1, 2021.
Transaction with Banco Inter
In May 2021, we signed a definitive investment agreement with Banco Inter, a fast-growing digital bank in Brazil, whereby we would invest up to R$2.5 billion, becoming a minority investor of Banco Inter. The Banco Inter investment was implemented in June 2021, whereby we acquired shares corresponding to 4.99% of Banco Inter’s capital stock. As part of the Banco Inter investment, we acquired the right of first refusal in the case of change of control of Banco Inter for a period of six years and according to certain price thresholds; and the right to join the board of directors of Banco Inter with one seat out of nine.

In May 2022, we agreed to sell 21.5% of our stake in Banco Inter through a cash-out option offered in Banco Inter’s corporate restructuring for a total of approximately R$181 million. In February 2023 we sold our remaining stake in Banco Inter for the total price of R$218 million. After the sale, we no longer have the right of first refusal in the case of change of control and a seat on the board.
Transaction with Reclame Aqui
On February 17, 2022 we acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”) for R$230.1 million. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
We have joined the board of directors of Reclame Aqui with two seats out of four, and have the right to appoint the Chief Financial Officer. We also have a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of such entity, which can be exercised between January 1, 2027 and July 30, 2027.
The agreement with selling shareholders provides contingent consideration linked to net revenue performance related to 2023 and 2025 fiscal years. The amount of contingent consideration is limited to R$145.5 million.
Description of Principal Line Items
The following is a summary of the principal line items comprising our statement of profit or loss.
Total revenue and income
Our total revenue and income consists of the sum of our net revenue from transaction activities and other services, net revenue from subscription services and equipment rental, financial income and other financial income.
Net revenue from transaction activities and other services
Our net revenue from transaction activities and other services consists of commissions and fees charged for end-to-end processing services we provide, which include the capture, routing, transmission, authorization, processing, and settlement of transactions, carried out using credit, debit and prepaid cards, meal vouchers, payment slips (Boletos), Pix QR Code and other APMs.
Our net revenue from transaction activities and other services consists mainly of:
•Net MDR on cards and Pix QR Code transactions, which is a commission withheld by us that is discounted from transactions values paid to the merchant, and/or other per-transaction commissions for providing gateway services.
•Transactional services related to our banking operation, including interchange fees from credit and debit cards issued by us and wire transfer fees.
•Software revenues which are non-recurring by nature, such as setup fees.
•Revenues from our registry of receivables (TAG).
•Revenues related to membership fees. Until December 31, 2023 revenue from membership fees was recognized at agreement inception. From January 1, 2024 onwards, we began to recognize revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and been applied prospectively. For further details refer to note 17 to our Consolidated Financial Statements.

We recognize revenue from transaction activities when the purchase transaction is captured. We recognize revenue from other services when the service is rendered. For more information on our revenue recognition policies, see note 17.1 of our audited annual consolidated Financial Statements. License fees paid to payment schemes are included in the cost of services as discussed below. Our Net MDR revenue is recognized net of interchange fees retained by Card Issuers, assessment fees charged by payment schemes and deductions. Such deductions consist primarily of the applicable Brazilian sales taxes and social security contributions: service tax (ISS); contributions to the Brazilian government’s Social Integration Program (PIS); and contributions to the Brazilian government’s social security program (COFINS). We are required to collect each of the above-mentioned taxes and contributions on our transaction activities and other services.
Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment, monthly fees charged for the use of our software solutions and other solutions or services, such as reconciliation solutions, business automation, helpdesk services, software hosting services, support teams and connectivity services, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the lease term. We also recognize revenues on commissions from our insurance solution within our digital banking offering. The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.
Financial income
Financial income is generated mainly by (i) fees charged for the prepayment of our clients’ receivables from credit card transactions, (ii) yield on liquid securities on which we invest cash from client deposits of our digital banking, and (iii) our credit operations.
Some merchants allow Cardholders to elect to pay for purchases in multiple installments. We allow our merchants to elect early payment of single or multiple installment receivables, less a prepayment fee.
The prepayment fee included in financial income is charged, in addition to our payment processing transaction fees, as described above under “—Net revenue from transaction activities and other services.” The prepayment fee is recognized as financial income once the merchant elects for the receivable to be prepaid. If the merchant elects prepayment of a receivable on a weekend or bank holiday, the prepayment fee will be recognized in financial income on a daily basis. The expenses we incur in funding the prepayment of receivables and credit operations are included in financial expenses as discussed below. For more information regarding our working capital solutions, see “Item 4. Information on the Company—B. Business Overview—Our Solutions.”
Financial income also includes the results from our credit solution which is recognized under the effective interest method.
Other financial income
Our other financial income consists principally of interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.

Cost of services
Our cost of services include transaction costs, depreciation and amortization (“D&A”), personnel expenses related to technology, logistics, customer service, risk, operations and others, costs to deploy merchant equipment, payment scheme license fees, provisions for credit losses and provisions for acquiring and banking losses, and other costs. For further information on these costs, see note 18 to our Consolidated Financial Statements.
•Transaction costs consist of amounts related to processing, data center and cloud costs, operating software, telecommunications costs related to leased terminals and wire transfer costs and other transactional costs related to our banking operations.
•Depreciation and amortization expenses are allocated to cost of services, administrative and selling expenses. Depreciation and amortization included in our cost of services consists mainly of (i) depreciation of equipment leased to merchants, (ii) the amortization of software that we develop internally for use in our operations, (iii) depreciation of data center used in our processing operations and (iv) amortization of right-of-use assets due to the adoption of IFRS 16.
•Personnel expenses include wages, benefits (such as meal and transportation vouchers and medical insurance), variable compensation, overtime, courses and training, social contribution and payroll taxes, including contributions to the Brazilian Social Security Institute (INSS) and the Brazilian Unemployment Compensation Fund (FGTS). Personnel expenses are divided between cost of services, administrative expenses and selling expenses. Personnel expenses included in cost of services relate to customer relations personnel, certain personnel in our technology and risks team, logistics personnel, and other personnel that support our transaction processing and other services.
•Costs to deploy merchant equipment consist of third-party supplier logistics services and internal and external costs related to delivery and refurbishment of leased equipment to merchants and other supply chain costs.
•Payment scheme license fees under cost of services are fees paid to Visa, Mastercard and other card schemes to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to Chargeback restatements and royalties.
•Provisions for credit losses refer to provisions booked for potential defaults from our credit products, mainly working capital loans, revolving credit and credit cards. Provisions for credit losses are booked according to IFRS 9 rules.
•Provisions for our acquiring and banking businesses include provisions related to potential Chargebacks, default by issuers and risks associated with fraud. Chargebacks may occur due to a variety of factors, such as a claim by the Cardholder or cases of fraud. If we are unable to collect Chargeback or refund from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a Chargeback or refund due to closure, bankruptcy, or other circumstances, and, we bear the loss for the amounts paid to the Cardholder.
•The portion of our other expenses that form part of our cost of services includes items such as costs from our registry of receivables (TAG) and losses from Chargebacks, which consist of transactions credited back or refunded to the Cardholder in the event a billing dispute between a Cardholder and merchant is not resolved in favor of the merchant.
Administrative expenses
Administrative expenses represent the amounts that we spend on back-office activities, quality control, indirect relations with our clients and overhead. These amounts consist of certain personnel expenses, third party services expenses, depreciation and amortization and other expenses.
•The portion of our personnel expenses that form part of our administrative expenses relate to our finance, legal, human resources, administrative, courses, events expenses and other administrative personnel, including new software companies’ team.
•The portion of our third-party services expenses include (i) fees paid for professional services, including legal, tax and accounting services, (ii) consultancy fees and (iii) expenses associated with investor relations, register and transfer agent fees, incremental insurance costs, and accounting and legal services.

•The portion of our depreciation and amortization expenses that forms part of our administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office, back-office, and other operations, (ii) the amortization of acquired intangibles, (iii) the amortization of software developed internally to support our head office and back-office needs and (iv) depreciation of right-of-use of leased assets.
•The portion of our other expenses that form part of our administrative expenses includes items such as facilities, rent, travel, lodging, insurance, reimbursement of staff expenses and office supplies.
Selling expenses
Selling expenses represent the amounts we spend with commercial teams, marketing, publicity, commissions for third-party commercial partners, depreciation expenses and other expenses.
•The portion of our personnel expenses that form part of selling expenses relates to our commercial team which has direct interactions with potential and existing clients. The main portion of this team are individuals who act in a direct sales model.
•The portion of our commissions for third-party commercial sales partners that form part of our selling expenses relates to amounts paid for sales partners or franchisees that act directly with potential clients in some determined areas. These sales partners are generally evaluated and paid in accordance with the delivery of certain indicators.
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
•The portion of our other expenses that form part of our selling expenses includes items such as facilities from our hubs, software expenses arising from tools used by our commercial teams and travel expenses.
Financial expenses, net
Our financial expenses, net include (i) discounts charged to us for the sale of our receivables from Card Issuers either to commercial banks or capital market structures, (ii) interest expense on our other borrowings, (iii) the net amount of foreign currency gains and losses on cash balances denominated in foreign currencies, (iv) the gain or loss on derivative financial instruments not recognized in other comprehensive income, (v) interest expense on client deposits, and (vi) bank services fees.
To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by Card Issuers to banks, (ii) selling receivables owed to us by Card Issuers to FIDCs and special purpose vehicles (“SPVs”), (iii) raising debt, either through capital markets or banking facilities, (iv) with our own capital, (v) through the issuance of debentures and financial bills, and (vi) institutional and retail deposits through our finance company, originated from both own and third-party distribution channels. For further information regarding our financial liabilities, see note 6.8 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Note on the impact of different funding sources for working capital solutions to our clients on our cash flow statement ”.
All of our Institutional Deposits and Marketable Debt Securities and Other Debt Instruments, as of December 31, 2024, 2023 and 2022 were denominated in Brazilian reais, except for the issuance of our inaugural bonds in June 2021 and for FIDC ACR I, which was issued in reais, but its contribution was made by a special purpose vehicle denominated in US Dollars - swapped to reais.

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
Software business goodwill impairment
Software business goodwill impairment refers to the result of the annual impairment test of the Company and its subsidiaries which led to an impairment of the software CGU in the fourth quarter of 2024. For more information, see note 11.4 to our Audited Consolidated Financial Statements.
Other operating expenses, net
Other operating expenses, net consist mainly of share-based payments, contingencies, write off and sale of POSs, divestment of assets, donations and miscellaneous income and/or expenses items. For further information around share-based payments, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans (LTIP)” and note 20 to our Consolidated Financial Statements.
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
The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax and the Social Contribution on Net Income on the taxable income of each Brazilian legal entity (not on a consolidated basis).
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

Our deferred tax income (expenses) are mainly generated by our net tax operating loss (gain) and by expenses with tax credits offset or to be offset. See note 9 to our audited annual Consolidated Financial Statements.
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Law 11,196 (Lei do Bem), which enable us to reduce the Corporate Income Tax base. For the effective tax rate reconciliation, see note 9 to our Consolidated Financial Statements.
Results of Operations for the Years Ended December 31, 2024, 2023 and 2022
The following table sets forth our statement of profit or loss for the years ended December 31, 2024, 2023 and 2022.

		For the Year Ended December 31,
	2024	2023	Variation (R$)	Variation (%)	2022	Variation (R$)	Variation (%)
		R$ millions, except amounts per share

Statement of profit or loss data:
Net revenue from transaction activities and other services	3,216.0	3,309.8	(93.7)	(2.8)%	2,617.4	692.4	26.5%
Net revenue from subscription services and equipment rental	1,846.9	1,825.0	22.0	1.2%	1,760.9	64.0	3.6%
Financial income	7,676.2	6,229.3	1,446.9	23.2%	4,638.0	1,591.3	34.3%
Other financial income	518.3	691.0	(172.7)	(25.0)%	572.6	118.4	20.7%
Total revenue and income	13,257.5	12,055.0	1,202.5	10.0%	9,588.9	2,466.1	25.7%
Cost of services	(3,389.1)	(2,982.8)	(406.4)	13.6%	(2,669.8)	(313.0)	11.7%
Administrative expenses	(1,130.5)	(1,188.9)	58.4	(4.9)%	(1,121.4)	(67.5)	6.0%
Selling expenses	(2,105.5)	(1,698.3)	(407.2)	24.0%	(1,511.2)	(187.0)	12.4%
Financial expenses, net	(3,693.6)	(3,999.5)	305.9	(7.6)%	(3,514.7)	(484.7)	13.8%
Mark-to-market on equity securities designated at FVPL	—	30.6	(30.6)	(100.0)%	(853.1)	883.6	(103.6)%
Software business goodwill impairment loss	(3,558.0)	—	(3,558.0)	n.a.	—	—	—
Other income (expenses), net	(398.7)	(241.2)	(157.5)	65.3%	(302.5)	61.3	(20.3)%
Loss on investment in associates	0.4	(4.2)	4.6	n.m.	(3.6)	(0.6)	16.4%
Profit (loss) before income taxes	(1,017.6)	1,970.8	(2,988.4)	n.m.	(387.3)	2,358.1	n.m.
Income tax and social contribution	(489.4)	(370.4)	(119.0)	32.1%	(139.1)	(231.3)	166.3%
Net income (loss) for the year	(1,507.1)	1,600.4	(3,107.5)	n.m.	(526.4)	2,126.8	n.m.

Controlling shareholders	(1,515.2)	1,592.1	(3,107.3)	n.m.	(519.4)	2,111.5	n.m.
Non-controlling shareholders	8.2	8.4	(0.2)	(2.2)%	(7.0)	15.3	n.m.
Basic earnings (loss) per share	(5.02)	5.09	(10.12)	n.m.	(1.67)	6.76	n.m.
Diluted earnings (loss) per share	(5.02)	4.74	(9.76)	n.m.	(1.67)	6.40	n.m.

TPV and Payments Active Clients
The following table sets forth our TPV and Active Clients for the years ended December 31, 2024, 2023 and 2022:

		For the Year Ended December 31,
	2024	2023	Variation (R$)	Variation (%)	2022	Variation (R$)	Variation (%)

TPV (in R$ billion)	516.2	438.3	77.9	17.8%	380.6	57.7	15.2%
Payments Active clients (in thousands)	4,172.1	3,522.1	650.6	18.5%	2,584.0	938.1	36.3%
As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2024, both in TPV and Payments Active Clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses), in line with our strategy.

		For the Year Ended December 31,
	2024	2023	Variation (R$)	Variation (%)	2022	Variation (R$)	Variation (%)

Net revenue from transaction activities and other services	3,216.0	3,309.8	(93.7)	(2.8)%	2,617.4	692.4	26.5%
Net revenue from subscription services and equipment rental	1,846.9	1,825.0	22.0	1.2%	1,760.9	64.1	3.6%
Financial income	7,676.2	6,229.3	1,446.9	23.2%	4,638.0	1,591.3	34.3%
Other financial income	518.3	691.0	(172.7)	(25.0)%	572.6	118.4	20.7%
Total revenue and income	13,257.5	12,055.0	1,202.5	10.0%	9,588.9	2,466.1	25.7%
MD&A for the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023
Total revenue and income
Total revenue and income was R$13,257.5 million for the year ended December 31, 2024, an increase of R$1,202.5 million or 10.0% from R$12,055.0 million for the year ended December 31, 2023. Total revenue and income growth in 2024 was driven by an 11.4% increase in financial services platform revenues, as a result of Active Client base growth and higher client monetization from clients, for both MSMBs and Key Accounts.
Net revenue from transaction activities and other services
Net revenue from transaction activities and other services was R$3,216.0 million for the year ended December 31, 2024 a decrease of R$93.7 million or (2.8%) from R$3,309.8 million for the year ended December 31, 2023. This decrease was attributable to lower membership fees revenues, following a change in our internal methodology. From January 1, 2024 onwards, we began to recognize revenues from membership fees deferred through the expected lifetime of the client (see note 17.1.1.1 to our audited annual Consolidated Financial Statements). Up to December 31, 2023, revenues were recognized fully at agreement inception. The new criteria has been adopted prospectively. As a result, revenues from membership fees contributed with R$124.8 million to our transaction activities and other services revenue in 2024, compared with R$315.9 million in 2023. This effect was partially offset by the growth of our transactional acquiring and banking revenues, with total TPV growing 17.8% year over year.

Net revenue from subscription services and equipment rental
Net revenue from subscription services and equipment rental was R$1,846.9 million for the year ended December 31, 2024, an increase of R$22.0 million or 1.2% from R$1,825.0 million for the year ended December 31, 2023. This increase was primarily attributable to higher equipment rental and software revenues, being partially offset by the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were in the Non-allocated business segment.
Financial income
Financial income for the year ended December 31, 2024 was R$7,676.2 million, an increase of R$1,446.9 million or 23.2% from R$6,229.3 million for the year ended December 31, 2023, as a result of higher (i) prepaid volumes, (ii) credit revenues, which contributed with R$225.5 million to financial income in 2024, compared with R$40.4 million in 2023, and (iii) floating interest from our banking solutions.
Other financial income
Other financial income was R$518.3 million for the year ended December 31, 2024, a decrease of R$172.7 million or (25.0%) from R$691.0 million from the year ended December 31, 2023, mainly due to lower average CDI, decreasing from 13.21% in 2023 to 10.83% in 2024, combined with a lower average cash balance year over year.
Cost of services
Cost of services for the year ended December 31, 2024 was R$3,389.1 million, an increase of R$406.4 million, or 13.6%, from R$2,982.8 million for the year ended December 31, 2023. Cost of services as a percentage of total revenue and income was 25.6% for the year ended December 31, 2024, 0.8 percentage points higher than the 24.7% reported in the year ended December 31, 2023. The nominal increase in our cost of services was primarily driven by higher (i) D&A and logistics costs, as we continue to expand our Active Client base, (ii) higher provisions for loan losses, which totaled R$62.1 million in 2023 and R$89.8 million in 2024, and (iii) higher investments in technology and operating software.
Administrative expenses
Administrative expenses for the year ended December 31, 2024 were R$1,130.5 million, a decrease of R$58.4 million or (4.9%) from R$1,188.9 million for the year ended December 31, 2023. Administrative expenses as a percentage of total revenue and income were 8.5% for the year ended December 31, 2024, 1.3 percentage points lower than the 9.9% reported for the year ended December 31, 2023. The nominal decrease in our administrative expenses was primarily driven by (i) the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were booked in the Non-allocated business segment, combined with lower (ii) facilities and (iii) third party services expenses. These effects were partially offset by higher expenses with our personnel. As a percentage of revenues, administrative expenses decreased due to efficiency gains in our business.
Selling expenses
Selling expenses were R$2,105.5 million for the year ended December 31, 2024, an increase of R$407.2 million or 24.0% from R$1,698.3 million for the year ended December 31, 2023, primarily attributable to higher investments in (i) our salespeople, (ii) marketing and (iii) partner commissions.

Financial expenses, net
Financial expenses, net were R$3,693.6 million for the year ended December 31, 2024, a decrease of R$305.9 million from R$3,999.5 million for year ended December 31, 2023. This decrease was mainly due to a lower average CDI Rate year over year, decreasing our cost of funding, combined with our decision to reinvest more of our cash generation towards the funding of our operation. CDI Rate in Brazil decreased from an average of 13.21% in 2023 to an average of 10.83% in 2024. This effect was partially offset by higher funding needs from our prepayment and credit operations.
Mark-to-market adjustments on equity securities designated at FVPL
In 1Q23, we divested from our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. Mark-to-market gains in our investment in Banco Inter were null in 2024, compared to R$30.6 million in the year ended December 31, 2023.
Software business goodwill impairment
As a result of the annual impairment test of the Company and its subsidiaries, management has recognized an impairment loss of R$ 3,558.0 million for the Software business unit. Despite our progress in cross-selling initiatives, the winner approach has been through the financial services channels, rather than the software ones as originally expected. As a result, a larger share of the economics has been allocated in the financial services cash generating-unit. In addition, recent trends in the organic software unit led to a revision in our long-term expectations for the segment. Both these factors, combined with a more challenging macroeconomic scenario, resulted in the impairment booked. For more information, see note 11.4 to our Consolidated Financial Statements.
Other income (expenses), net
Other operating expenses, net were R$398.7 million for the year ended December 31, 2024, an increase of R$157.5 million or 65.3% from R$241.2 million for the year ended December 31, 2023. This is mainly related to (i) the reversal of earn-out provisions in the year ended December, 2023 which did not occur again in 2024.
Profit (loss) before income taxes
As a result of the foregoing explanations, loss before income taxes was R$1,017.6 million for the year ended December 31, 2024, a variation of (R$2,988.4) million compared to a profit before income taxes of R$1,970.8 million for the year ended December 31, 2023. The nominal decrease in loss before income tax was a result of the impairment in the amount of R$3,558.0 million in our Software business unit. Excluding the impairment, profit before income taxes would have been R$2,540.4 million, up 28.9% in comparison with 2023, mostly as a result of consolidated revenue growth, combined with lower financial expenses in the period.
Income tax and social contribution
Income tax and social contribution was an expense of R$489.4 million for the year ended December 31, 2024, compared to R$370.4 million for the year ended December 31, 2023, mainly due to the growth of taxable income in 2024 compared to 2023.
For further information about our income taxes, see note 9 to our Consolidated Financial Statements.

Net income (loss) for the year
As a result of the foregoing effects, net loss was R$1,507.1 million for the year ended December 31, 2024 compared to a net income of R$1,600.4 million for the year ended December 31, 2023. The nominal decrease in net income was a result of the impairment in our Software business unit. Excluding the impairment, net income for the year ended December 31, 2024 would have been R$2,051.0 million, increasing from R$1,600.4 million for the year ended December 31, 2023 as a result of the same items mentioned for Profit/ Loss before income taxes. See “Presentation of Financial and Other Information—Selected financial data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Adjusted net income
Adjusted net income was R$2,200.0 million for the year ended December 31, 2024, an increase of R$642.5 million from R$1,557.5 million for the year ended December 31, 2023. The higher adjusted net income is mainly explained by the improvement in total revenue and income net of adjusted financial expenses of 18.3% year over year, as a result of the growth of our operations, combined with efficiency gains in administrative expenses. These effects were partially offset by higher selling expenses and cost of services.

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
Financial expenses, net
Financial expenses, net were R$3,999.5 million for the year ended December 31, 2023, an increase of R$484.7 million from R$3,514.7 million for year ended December 31, 2022. This increase was mainly due to the significant increase in the average CDI Rate year over year, which increases our cost of funding, in addition to a higher prepayment volume. CDI Rate in Brazil increased from an average of 12.45% in 2022 to an average of 13.21% in 2023.
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
For further information about our income taxes, see note 9 to our Consolidated Financial Statements.
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
B.    Liquidity and capital resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our Consolidated Financial Statements.
Liquidity
Our sources of liquidity have primarily been derived from our (i) sale of our receivables from Card Issuers to commercial banks, (ii) sale of receivables to structured entities such as SPVs and FIDCs, (iii) bank borrowings, (iv) capital contributions and cash flows from operations, (v) debentures and financial bills, and (vi) institutional and retail deposits through our finance company, originated from both own and third-party distribution channels. Our primary capital needs related to funding include: (a) funding our working capital and credit solutions to clients; (b) purchase of POS equipment; (c) investment in product development; and (d) selective acquisitions. We believe our current working capital is sufficient for our present requirements.
The following table is a summary of the generation and use of cash in the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024	2023	2022
	R$ millions

Liquidity and Capital Resources:
Net cash provided by operating activities	(3,621.4)	1,647.7	1,683.7
Net cash used in investing activities	1,587.5	(845.4)	(1,871.1)
Net cash (used in) provided by financing activities	5,040.6	(148.8)	(2,810.1)
Effect of foreign exchange on cash and cash equivalents	44.5	10.3	14.5

Change in cash and cash equivalents	3,051.2	663.8	(2,983.0)
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5 to our Consolidated Financial Statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$517.9 million as of December 31, 2024, R$3,481.5 million as of December 31, 2023 and R$3,453.8 million as of December 31, 2022. For more information, see note 6 to our Consolidated Financial Statements.
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
Cash Flows
Our net cash provided by (used in) operating activities has consisted of net income (loss) for the period adjusted for certain non-cash items including software business goodwill impairment, depreciation and amortization, share-based payments expense, fair value adjustment in derivatives, accrued interest, monetary and exchange variations, net, allowance for expected credit losses, provision/ reversal for contingencies, deferred income tax and social contribution, loss on sale of subsidiaries among other non-cash items, as well as changes in our operating assets and liabilities, the cash amounts of income taxes and social contributions and interest paid, and net interest income that we receive during the period.
Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received (paid) in acquisitions.
Our net cash provided by (used in) financing activities has consisted of the net amount from institutional deposits and marketable debt securities and other debt instruments, amortization of lease liabilities, repurchases of our own shares and acquisitions and other events with non-controlling interests in our subsidiaries. For further information on third-party funding, see “—Institutional Deposits and Marketable Debt Securities and Other Debt Instruments”.

Note on the impact of different funding sources for working capital solutions to our clients on our cash flow statement
In addition to offering prepayment of receivables to our clients, we provide working capital through other solutions such as loans and credit cards to SMBs. A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operations, we predominantly use one of the following sources of funding (i) the sale of our receivables from Card Issuers on a non recourse basis to third-parties, including banks, financial institutions or other vehicles not controlled by us, (ii) the issuance of senior and/or mezzanine quotas by FIDCs which we may or may not control and therefore consolidate, as applicable (iii) the issuance of financial bills, debentures and other kind of financial obligations such as loans, (iv) institutional and retail deposits originated from both own and third-party distribution channels and/or (v) own capital from capital contributions or cash flows from operation. These funding options lead to different effects on our balance sheet and statement of cash flows:
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
(iii)    Issuance of financial bills, debentures or other kind of financial obligations such as loans: when we issue a financial bill, a debenture or take a private loan, the effect on our balance sheet and statement of cash flows is similar to the issuance a FIDC that we consolidate.
(iv)    Institutional and retail deposits:
•Institutional deposits: When we use institutional deposits to fund our prepayment operation, our Accounts Receivable from Card Issuers remain on our balance sheet, whereas our Accounts Payable to Clients are derecognized, causing a negative impact on our cash flow from operations. However, our cash flow from financing is positively impacted in the amount of the inflows from the deposits raised. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.
•Time deposits from retail clients: When we use time deposits from retail clients to fund our prepayment operation, as with institutional deposits, our Accounts Receivable from Card Issuers remain on our balance sheet, whereas our Accounts Payable to Clients are derecognized, causing a negative impact on our cash flow from operations. At the same time, our cash flow from operations is also positively impacted by the amount of time deposits raised from clients. The net effect we have in our cash flow from operations from the aforementioned movements is positive. It is important to highlight that, as we increasingly leverage retail deposits from our clients as a funding source, these deposits cease to generate floating revenue for us, which has a negative impact on our top line. However, this shift also reduces our need to access external funding sources, such as issuing debt or selling receivables, resulting in lower average cost of funding. This dynamic reflects an accretive trade-off between revenue and funding costs, contributing to a more efficient capital structure over time.

(v)    Deployment of our own capital: when we use our own capital to fund prepayment operations, we do not sell our receivables from Card Issuers and they remain on our balance sheet. However, our Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on our cash flow from operations.
Net cash provided by (used in) operating activities
For the year ended December 31, 2024, net cash used in operating activities was R$3,621.4 million, primarily as a result of:
•Net loss of R$1,507.1 million combined with non-cash expenses consisting primarily of R$3,558.0 million from software business goodwill impairment, R$949.4 million from depreciation and amortization, fair value adjustment in derivatives of R$486.0 million, share-based payments expenses of R$232.7 million and allowance for expected credit losses of R$143.5 million. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2024 was R$5,204.5 million, resulting in R$3,697.4 million net income adjusted by non-cash items.
•Net cash from changes in working capital, totaled an outflow of R$7,318.8 million, and is composed mainly of the following inflows: (i) R$810.7 million from trade accounts receivable, banking solutions and other assets, (ii) R$361.7 million from trade accounts payable and other liabilities, and (iii) R$54.5 million from prepaid expenses; and the following outflows: (iv) R$6,910.9 million from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (v) R$956.6 million from payment of interest and income taxes (vi) R$670.8 million from credit portfolio, (vii) R$6.5 million from recoverable taxes and taxes payable and (viii) R$1.0 million from other working capital changes.
For the year ended December 31, 2023, net cash provided by operating activities was R$1,647.7 million, mainly as a result of:
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
•Net cash from changes in working capital, totaled an outflow of R$1,280.3 million, and is composed of (i) R$308.7 million inflow from recoverable taxes and taxes payable, (ii) R$205.1 million inflow from trade accounts receivable, banking solutions and other assets, (iii) R$20.3 million inflow from receivables from related parties, (iv) R$19.3 million inflow from labor and social security liabilities, (v) R$79.9 million outflow from trade accounts payable and other liabilities, (vi) R$312.8 million outflow from credit portfolio, (vii) R$582.8 million outflow from changes related to accounts receivable from Card Issuers, accounts payable to clients and interest income received, net of costs, (viii) R$865.5 million outflow from payment of interest and income taxes and (ix) R$7.3 million inflow from other working capital changes.
Net cash provided by (used in) investing activities
Net cash provided by investing activities in the year ended December 31, 2024 was R$1,587.5 million, compared to R$845.4 million of net cash used in investing activities for the year ended December 31, 2023. Net cash provided by investing activities for the year ended December 31, 2024 is explained by (i) R$2,994.6 million inflow from sale or maturity of short-term investments, (ii) R$57.5 million inflow from disposal of equity securities, and (iii) R$1.7 million related to proceeds from the disposal of non-current assets. These effects were partially offset by (iv) R$1,271.8 million outflow of capital expenditures (being R$764.5 million from purchases and construction of property and equipment and R$507.3 million from purchases and development of intangible assets) and (v) R$194.6 million net outflow related to acquisitions of subsidiaries completed in the current and prior periods.

Net cash used in investing activities in the year ended December 31, 2023 was R$845.4 million, compared to R$1,871.1 million of net cash used in investing activities for the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2023 is explained by (i) R$1,210.3 million outflow of capital expenditures (being R$736.2 million from purchases and construction of property equipment and R$474.1 million from purchases and development of intangible assets) and (ii) R$37.8 million outflow from acquisition of subsidiaries. These effects were partially offset by (a) R$181.6 million inflow from acquisition of short-term investments, and (b) R$220.5 million inflow from disposal of equity securities related to the sale of our remaining stake in Banco Inter.
Net cash provided by (used in) financing activities
Net cash provided by financing activities in the year ended December 31, 2024 was R$5,040.6 million, compared to net cash used in financing activities of R$148.8 million for the year ended December 31, 2023. Net cash provided by financing activities in the year ended December 31, 2024 is explained by the following inflows: (i) R$3,872.4 million from proceeds from institutional deposits and marketable debt securities, net of payments, and (ii) R$2,947.9 from proceeds from other debt instruments, except lease, net of payments. These effects were partially offset by the following outflows: (iii) R$1,587.3 million from repurchase of our own shares, (iv) R$112.8 million from payment of derivative financial instruments designated for hedge accounting, (v) R$69.0 million from payment of principal portion of leases liabilities, and (vi) R$10.6 million from capital events related to non-controlling interests. For more information on institutional deposits and marketable debt securities, please refer to note 6.8.3 to our Consolidated Financial Statements.
Net cash used in financing activities in the year ended December 31, 2023 was R$148.8 million, compared to net cash used in financing activities of R$2,810.1 million for the year ended December 31, 2022. Net cash used in financing activities in the year ended December 31, 2023 is explained by the following outflows: (i) R$1,309.0 from payments from other debt instruments, except lease, net of proceeds, (ii) R$292.7 million from repurchase of our own shares, (iii) R$72.8 million from payment of principal portion of leases liabilities, and (iv) R$7.4 million from capital events related to non-controlling events. Theses effects were partially offset by (vi) R$1,533.2 million inflow from proceeds from institutional deposits and marketable debt securities, net of payments. For more information on institutional deposits and marketable debt securities, please refer to note 6.8.3 to our audited annual Consolidated Financial Statements.
Institutional Deposits and Marketable Debt Securities and Other Debt Instruments
As of December 31, 2024, we had outstanding institutional deposits and marketable debt securities and other debt instruments in the aggregate amount of R$12,895.9 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2024 and 2023:

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024
Bonds	3.95% USD	Jun/21	Jun/28	2.3	1,256.0	1,258.3

Debentures	CDI (a) + 1.75%	Nov/23	Oct/26	23.7	999.5	1,023.2
Financial bills	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954.4	2,954.4
Receivables backed securities	CDI +1.30%	Sep/23	Sep/26	2.2	99.4	101.7
Total debentures, financial bills and commercial papers				25.9	4,053.4	4,079.3

Obligations to open-end FIDC quota holders	CDI + 0.40%	Jul/23	Not applicable	418.3	—	418.3

Time deposits	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619.5	120.6	2,740.1

Total institutional deposits and marketable debt securities				3,066.0	5,430.0	8,496.0

Obligations to closed-end FIDC quota holders	12.75%	Jan/24	Jan/31	—	1,988.6	1,988.6

Bank borrowings and working capital facilities	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853.9	310.4	2,164.3

Leases	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49.9	197.1	247.0

Total other debt instruments				1,903.8	2,496.1	4,400.0

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2023
Bonds	3.95% USD	Jun/21	Jun/28	2.9	2,399.8	2,402.7

Debentures	CDI (a) + 1.75%	Nov/23	Oct/26	17.0	997.3	1,014.2
Receivables backed securities	CDI + 1.30%	Sep/23	Sep/26	3.3	98.7	102.0
Total debentures, financial bills and commercial papers				20.3	1,096.0	1,116.3

Obligations to open-end FIDC quota holders	CDI + 1.12%	Jul/23	Not applicable	452.1	—	452.1

Total institutional deposits and marketable debt securities				475.3	3,495.8	3,971.1

Obligations to FIDC TAPSO quota holders	CDI + 1.85%	Jul/23	Jul/24	53.1	—	53.1

Bank borrowings and working capital facilities	CDI + 1.30% to CDI + 1.94%	(Several)	Up to six months	1,321.3	—	1,321.3

Leases	105.1% to 151.8% of CDI	Not applicable	Jan/23 to Jun/29	30.2	143.5	173.7

Total other debt instruments				1,404.7	143.5	1,548.1

(a)	"CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2024 was 10.83% (2023 – 13.21%).
Bilateral loan facilities
In addition to own capital and receivable rights securitization, we fund our capital needs through bilateral loan facilities. As of December 31, 2024, we had R$2,164.3 million (compared with R$1,321.3 million as of December 31, 2023) outstanding under such loan agreements.

Issuance of Inaugural Bonds
On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million in 7-year notes, issued in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. The principal amount of the bonds is payable on June 16, 2028 (the maturity date). The bonds accrue interest at 3.95%, payable semi-annually in arrears on June 16 and December 16, commencing on December 16, 2021. Between June and August, 2021, we entered into a hedge to mitigate our currency risk. On July 1, 2024, we announced a tender offer and consent solicitation, which expired on July 30, 2024. As a result, we successfully tendered an aggregate principal amount of US$294,558,000, representing 58.91% of the outstanding notes. Additionally, the Company solicited consents from note holders for proposed amendments to the indenture, which included, among other things, the elimination of substantially all restrictive covenants, various events of default, and related provisions. The amendments also allowed the Company to substitute itself as the principal debtor under the notes with a new debtor, which was effectively executed on August 28, 2024, replacing itself with Stone IP. For further information, see note 6.8.4.1 to our Consolidated Financial Statements.
Capital Expenditures
Capital expenditures comprise purchases of intangible assets and property and equipment.
In the year ended in December 31, 2024, we invested R$1,271.8 million in capital expenditures, of which R$764.5 million are related to purchase and construction of property and equipment mainly for POS devices and other equipment, and R$507.3 million of purchase and development of intangible assets which are mainly related to software development.
In 2023, capital expenditures were R$1,210.3 million (R$736.2 million from purchase and construction of property and equipment and R$474.1 million from purchase and development of intangible assets) and in 2022 were R$723.2 million (R$417.7 million from purchase and construction of property and equipment and R$305.5 million from purchase and development of intangible assets), with the majority allocated to POS devices and software development.
We estimate that our capital expenditures for 2025 will be primarily for purchases of property and equipment (mainly relating to purchases of POS and other equipment to lease to our client base and IT equipment) and intangible assets (mainly relating to software licenses and compensation expenses of software developers that we capitalize). We expect to meet our capital expenditure needs for the foreseeable future from our cash flows from operations and our existing cash and cash equivalents.
Off-balance sheet arrangements
As part of our ongoing business, we have agreements to sell Accounts Receivables from Card Issuers with multiple counterparts (banks, conduits, FIDCs, etc) in a mix of both spot and committed basis. Under such agreements, we sell our accounts receivables on a fully non-recourse basis and pass to our counterparts all the risks and benefits of such assets. The future cash flow is paid directly from escrow agents to our counterparts and therefore we derecognize such assets from our balance sheet.

Contractual obligations
Our contractual obligations at December 31, 2024 were as follows:

	Payments Due By Period(a)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Institutional deposits and marketable debt securities	3,068	4,681	1,366	—
Other Debt Instruments	1,940	627	954	2,774
Total	5,008	5,308	2,320	2,774

(a)	Amounts refer to contractual undiscounted cash flows.
Our contractual obligations at December 31, 2023 were as follows:

	Payments Due By Period(a)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Institutional deposits and marketable debt securities	472	1,345	4,906	—
Other Debt Instruments	1,405	—	143	—
Total	1,877	1,345	5,049	—

(a)	Amounts refer to contractual undiscounted cash flows.
Capital Structure
In 2024, we conducted a comprehensive review of our capital structure and developed a proprietary framework to assess our capitalization adequacy based on three core principles:
1.Minimum Common Equity Tier 1 (CET1): We have established a minimum managerial CET1 ratio of 20% of risk-weighted assets, with plans to reassess this threshold as needed. The managerial CET1 metric considers RWA from the prudential conglomerate, as defined in “Item 4. Information on the Company - B. Business Overview - Regulatory Capital Requirements for Payment Institutions”, while Regulatory Capital can be simplified as the difference between consolidated Equity and Intangible Assets.
2.Credit Ratings: Our credit metrics are aligned with industry peers, ensuring we maintain at least our current global ratings, with the potential for an upgrade should Brazil’s sovereign rating improve.
3.Positive Adjusted Net Cash Position: We are committed to maintaining a positive adjusted net cash position, reinforcing financial stability.
According to the developed framework, before returning capital to shareholders, we will prioritize liquidity and financial resilience by adhering to a conservative asset-liability management approach, ensuring that funding maturities significantly exceed asset maturities.
We expect to return excess capital to shareholders over time, when value-accretive growth opportunities are not immediately available.

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
D.    Trend information
The following discussion reflects our current expectations about future events, and trends that may impact our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors”.
E.    Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in each of the notes within our audited consolidated financial statements, except general accounting policies not related to subjects treated in specific notes, which are described in note 2.

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
In 2024 and 2025, we made certain changes to the composition of our Board of Directors. Currently, all members of our Board of Directors are independent. See “Presentation of Financial and Other Information—Corporate Events—Board Changes” for more detailed information.
The following table presents the names of the current members of our Board of Directors:

Name	Age	Position

Mauricio Luis Luchetti(1)	66	Director and Chairperson
Gilberto Caldart(3)(4)	66	Director and Vice-Chairperson
Antonio Silveira	48	Director
Diego Fresco Gutierrez(2)(3)	55	Director
José Alexandre Scheinkman(4)	77	Director
Luciana Ibiapina Lira Aguiar(2)(4)	51	Director
Luis Henrique Cals de Beauclair Guimarães(1)	58	Director
Silvio José Morais(1)(2)(3)	62	Director

(1)	Member of our People and Compensation Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Finance Committee.
(4)	Member of our Risk Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Mauricio Luis Luchetti is a member of our Board of Directors, a position he has held since 2022 and is the Chairperson of our Board since the April 2024. Mauricio is an independent member of the YDUQS board of directors, where he coordinates the People and Governance Committee, and a member of the Monitoring and Performance Committee. He is also an independent member of the board of directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the board of directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the boards of directors of other publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A., where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A., where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and is a post-graduate in Finance and Human Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Gilberto Caldart is member of our Board of Directors, a position he has held since 2023 and is the Vice-Chairperson of our Board since 2024. Gilberto is a Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at such company. In the latter position, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region. Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation. Mr. Caldart is a graduate of the Harvard Business School Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil. Gilberto is the Vice-Chairperson of our Board since April 2024.
Antonio Silveira is a member of our Board of Directors, a position he has held since 2024. He is currently the Chief Technology Officer at Attentive, the leader in AI-powered mobile marketing solutions, enabling some of the world’s most popular brands to deliver personalized experiences to customers across the marketing funnel. Before joining Attentive, he served as Chief Technology Officer at Nextdoor from 2019 until 2023, the largest neighborhood social network platform, where he led the engineering organizations through significant expansion and took Nextdoor public on the New York Stock Exchange in 2021. He has also held senior leadership positions at GoDaddy from 2013 to 2019, where he was Vice President of Engineering, responsible for developing new vertical products, modernizing the technology stack, and leading several acquisitions that contributed to a significant revenue expansion and customer growth. Mr. Silveira has also held senior roles at Yahoo from 2008 to 2013, overseeing communications engineering for Yahoo Mail, Messenger, and Global User Profiles, and at Globo.com from 2001 to 2008, where he led multiple strategic initiatives in the digitalization of several Globo Organization’s media companies and their programming. Mr. Silveira holds a Bachelor’s degree in Industrial Engineering from Universidade Gama Filho, specializing in software engineering processes, and an MBA in Finance from IBMEC Business School.

Diego Fresco Gutierrez is a member of our Board, a position he held since 2021. He is currently a board member of Itaú Colombia, Itaú Chile and Teya Holdings Ltd; in those entities he also serves in their respective Audit Committees as well as other Board committees. He also chairs the Audit Committee of Votorantim Cimentos S.A. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.
José Alexandre Scheinkman is a member of our Board, a position he held since 2024. Scheinkman is the Charles and Lynn Zhang Professor of Economics at Columbia, Theodore Wells ‘29 Professor of Economics (emeritus) at Princeton, and Research Associate at NBER. Previously, Scheinkman was Alvin H. Baum Distinguished Service Professor and Chair of the Department of Economics at the University of Chicago, Blaise Pascal Research Professor (France), Visiting Professor at Collège de France, and Vice-President in the Financial Strategies Group of Goldman, Sachs. Scheinkman is a Member of the National Academy of Sciences, Fellow of the American Academy of Arts and Sciences, Fellow of the American Finance Association, and recipient of a John Simon Guggenheim Memorial Fellowship and of a “doctorat honoris causa” from the Université Paris-Dauphine. In 2014, he was awarded the CME Group-MSRI Prize in Innovative Quantitative Applications. Scheinkman’s most current research is on the economics of forest preservation in the Brazilian Amazon. He was born in Rio de Janeiro and participates actively on debates concerning economic and social policy in Brazil. He is a member of the board of directors of Cosan S.A., a Brazilian company engaged in the production and distribution of sugar, ethanol, energy and logistic services, and the board of directors of TAG, a provider of infrastructure for Brazilian financial markets.
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
Luis Henrique Cals de Beauclair Guimarães is a member of our Board of Directors, a position he has held since 2025. He is an experienced executive with a strong background in leadership across major global companies in the energy, Infrastructure and oil and gas sectors. From 2023 to 2025, he served as a board member at Vale and led the Allocation and Projects Committee. In 2025, he assumed the role of Chairman of the board at Samarco. Between 2024 and 2025, he also served as a board member at Cosan, and from 2020 to 2023, he was the CEO of Cosan while been board member of Rumo, Compass, Comgas, Moove and Raízen. Prior to that, he held the position of CEO at Raízen from 2016 to 2020, and CEO of Comgas from 2013 to 2015. Earlier in his career, he was the Chief Operating Officer of Raízen’s Downstream division from 2011 to 2012. From 2004 to 2011, Mr. Guimarães held various C-level global positions at Shell Lubricants International, based in London and Houston. A statistician with an MBA, Mr. Guimarães has also served as a board member or chairman of several influential associations in Brazil, including IBP, ABEGÁS, and ABRASCA (currently).

Silvio José Morais is a member of our Board of Directors, a position he has held since 2023. In May 2024, he became a member of our Audit Committee. Prior, he was also an Interim Chief Financial Officer between September 2022 and May 2023. Prior to joining StoneCo, he served as Controller at Ambev SA from 1998 to 2019, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also other job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and since March 2019 as its board member. Mr. Morais is a board member (since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at Falconi Participações S.A. that controls Falconi Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.
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
Executive Officers
Our executive officers are responsible for our management and representation. We have a strong centralized management team led by Pedro Zinner, our CEO, with broad experience in finance, treasury, capital allocation, information technology, strategy, operations, sales, communications and training. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our Board of Directors for an indefinite term. Most of our executive officers were also appointed as officers of several of our subsidiaries.
The following table lists our current executive officers:

Name	Age	Position

André Monteiro D’Almeida Monteiro	53	Chief Risk Officer
Diego Ventura Salgado	41	Chief Treasury Officer
Fabio Vieira Kapitanovas	47	Chief People and Operating Officer
Lia Machado de Matos	48	Chief Strategy Officer and Chief Marketing Officer
Mateus Costa Biselli	34	Chief Growth Officer
Mateus Scherer Schwening	29	Chief Financial Officer and Investor Relations Officer
Pedro Zinner	51	Chief Executive Officer
Raúl Pierre Renteria	51	Chief Technology Officer
Tatiana Malamud	55	Chief Legal and Compliance Officer
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers are in the city of São Paulo, state of São Paulo, Brazil, at Avenida Rebouças, No. 2,880, Postal Code 05402-500 and in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil, at Rua do Passeio, No. 38/40, Centro, Postal Code 20021-290.

André Monteiro D’Almeida Monteiro is our Chief Risk Officer since November 2022. Prior to joining us he was XP Inc.’s CRO for financial risks between May 2021 and August 2022. From September 2013 to March 2021, he has served as CRO at B3, the Brazilian Exchange and OTC. He was a partner with Gávea Investments from 2004 to 2013, being CRO and quantitative portfolio manager. Previously, he was Chief Economist for the buy-side at Icatu Bank (1998-2002), artificial intelligence analyst at IBM Brazil’s Business Intelligence Unit (1997) and macroeconomic analyst at Galanto Consulting (1996). From 2018 to 2020, he served as an independent member of the BNDES board of directors Risk Committee. Mr. Monteiro has the following academic degrees: post-doc in Finance from The Bendheim Center for Finance at Princeton University (2003), Ph.D. in Decision Support Methods (2002) and M.Sc. in Finance and Investment Analysis (1997) from Catholic University of Rio de Janeiro and BA in Chemical Engineering from University of São Paulo (1995).
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
Fabio Vieira Kapitanovas is our Chief People & Operating Officer since November 2023. Before joining us in November 2023, Mr. Kapitanovas was the Global Vice President at KraftHeinz, where he led both Global Business Services and the Global Center of Excellence in Amsterdam from 2020 until 2023. Prior to KraftHeinz, Mr. Kapitanovas worked at AB-Inbev as the Global Vice President of Management Systems from 2018 until 2020, after 19 years in Ambev, where he joined as Global Management Trainee back in 2010 and held several different roles from logistics, operations to business services and served as People and Management Vice President from 2014 to 2018. Mr. Kapitanovas has a bachelor’s degree in Mechanical Engineering from Escola Politécnica - Universidade de São Paulo and a series of Executive Leadership programs in the universities of Insead, (2008), Wharton (2008), MIT (2012) and Michigan (2015).
Lia Machado de Matos is our Chief Strategy Officer and Chief Marketing Officer, positions she has held since October 2016 and October 2023, respectively. She is responsible for designing our strategy and leading the implementation of key strategic initiatives. Since 2021, she serves as a board member to Ambev S.A. Prior to joining StoneCo, she served as a Family Office Director for Varbra S.A. between 2012 and 2016. Between 2006 and 2012, she served in several positions at McKinsey & Company in Brazil, including as an Associate Partner, where she was responsible for strategy, M&A and organizational projects of several Brazilian and global companies. Mrs. Matos received a bachelor’s degree in physics from the Universidade Federal do Rio de Janeiro in 1998, a PhD in physics and electrical engineering from the Massachusetts Institute of Technology in 2005 and was a teaching assistant and research fellow at the Massachusetts Institute of Technology between 1999 and 2005.
Mateus Costa Biselli is our Chief Growth Officer since February 2025. Mr. Biselli joined us in 2013 and has held leadership positions in the Sales, People, Operations and SMB Client segment. He was instrumental in developing Stone’s distribution channels and operations model from inception, including the implementation and scaling of the Hub Strategy. He graduated in Naval Engineering from the Polytechnic School of the University of São Paulo (USP) and participated in the General Management Program 32 at Harvard Business School in 2022.
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

Pedro Zinner is our Chief Executive Officer since March 2023. Prior to that, from 2017 to 2022, Mr. Zinner was the Chief Executive Officer of Eneva S.A. (“Eneva”), one of the leading power-generation companies in Brazil and, from March 2022 to December 2022, Pedro was a Board member of StoneCo. Pedro holds more than 25 years of experience in strategy, risk management and finance and has lead Eneva through its transformation journey during five years to position the company as a leading integrated energy corporation in Brazil. Zinner joined Eneva in 2016 as Chief Financial Officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Raúl Pierre Renteria is our Chief Technology Officer since February 2025. Raúl has over 20 years of experience in software engineering, data science, and strategic management. Before joining Stone he served as CTO of OLX Brazil, largest Brazilian classified marketplace, leading initiatives that impacted more than 50 millions monthly users, aligning business growth with innovation through a high scale tech and data agenda which included the merger with ZAP/Viva Real. Raúl also held roles at Microsoft for almost 10 years, at Office and Bing divisions managing and developing innovative product solutions for different geographic markets. He holds a PhD in computer science with a focus on statistical learning from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), where he is also an associate professor.
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
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2024, the aggregate compensation expense for the members of the Board of Directors and StoneCo’s executive officers for services in all capacities was R$137.3 million, which includes both benefits paid in kind and variable compensation.
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

Long-Term Incentive Plans (LTIP)
Certain of our employees and other service providers receive share-based compensation under our long-term incentive plans described below. Prior to our initial public offering, we maintained long-term incentive plans that related to shares of our subsidiaries, which, as described throughout this section, were replaced with the StoneCo Long-Term Incentive Plan (LTIP) in connection with the consummation of our initial public offering. All shares underlying awards granted under such plans were exchanged for our Class A common shares. The LTIP is administered by the people and compensation committee of our Board of Directors or another committee as may be designated by the Board of Directors.
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
In May 2021, the Board approved an additional share pool under the LTIP of 4,070,000. We granted Performance Share Unit (PSUs) to certain key employees under the LTIP to incentivize and reward such individuals, which vesting is based on the achievement of a specified Total Shareholder Return (TSR). These awards were scheduled to vest over a five-year period.
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
In 2024, the Group made modifications to 3.9 million PSU awards. The modification introduces alternative conditions as market performance for some PSU awards, and also considers an internal financial metric (adjusted by any potential capital distributions) to all of them. This change results in a higher fair value for each award, as measured by the Group through the assessment of both original and modified award fair values at the modification date, leading to an incremental fair value. This modification was also accompanied by an extension of the vesting periods, leading to a weighted average increase of one year in the vesting timeline for the PSU awards.
Assuming achievement of these vesting conditions, awards will be settled in, or exercised for, our Class A common shares. If the applicable vesting conditions are not achieved, the awards will be forfeited for no consideration.
As of December 31, 2024, there were RSUs and PSUs and stock options outstanding with respect to 18,638,934 Class A common shares, including 43,773 stock options with a weighted average exercise price of US$ 24.71. The remaining portion of the pool, 8,251,421 shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above.

C.    Board practices
Committees of the Board of Directors
Our Board of Directors has four standing committees: the audit committee, the people and compensation committee, the finance committee and the risk committee.
Audit Committee
The audit committee, which consists of Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Silvio José Morais, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Diego Fresco Gutierrez is the chairperson of the committee. The audit committee consists exclusively of members of our Board of Directors who are financially literate, and Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Silvio José Morais are considered “audit committee financial experts” as defined by the SEC. Our Board of Directors has determined that Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Silvio José Morais satisfy the “independence” requirements of Section 5605 of the Corporate Governance Rules of Nasdaq and Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering. The audit committee consists entirely of independent directors as of the date of this annual report. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.
People and Compensation Committee
The people and compensation committee is composed of Silvio José Morais, Mauricio Luis Luchetti and Luis Henrique Cals de Beauclair Guimarães. Silvio José Morais is the chairperson of the committee. The people and compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation and identification of corporate goals and objectives to evaluate our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors, considering the relevant goals and objectives, and recommends to the Board of Directors for determination of the compensation of each of our directors and executive officers. The committee will also periodically review and approve any long-term incentive compensation or equity plans, programs, policies, plans or similar arrangements, annual bonuses, employee pension and benefits plans, as well as review our management succession planning periodically with the Chief Executive Officer and periodically review and assess risks arising from our employee compensation policies and practices. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605-5(d) which requires that a compensation committee consist entirely of independent directors. Currently, all members of our people and compensation committee are independent directors and such committee is governed by a charter that is posted on our website.
Finance Committee
The finance committee, which consist of Gilberto Caldart, Silvio José Morais and Diego Fresco Gutierrez, assists the Board of Directors with decisions regarding matters within the areas of their experience and expertise, which may include but are not limited to management of our exposure to financial risk; our capital allocation and capital management strategy, including the cost of capital, capital structure, investments and returns; our indebtedness, debt management and capital markets operations and goals relating to our financial position. Gilberto Caldart is the chairperson of the committee.

Risk Committee
The risk committee is composed of Luciana Ibiapina Lira Aguiar, José Alexandre Scheinkman and Gilberto Caldart. Luciana Ibiapina Lira Aguiar is the chairperson of the committee. The risk committee assists the Board of Directors in overseeing our capital management and risk management frameworks, including risk appetite and overseeing our compliance with legal and regulatory requirements associated with them.
Foreign Private Issuer Status
We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•The requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation. Currently, all members of out people and compensation committee are independent directors.
•The requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
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
•Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.
Cayman Islands law does not impose a requirement that the board consists of a majority of independent directors or that such independent directors meet regularly without other members present. Cayman Islands law does not impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
D. Employees
As of December 31, 2024, 2023 and 2022 we had 16,793, 17,091 and 16,685 full-time employees, respectively. As of December 31, 2024, 3,882 of these employees were based in our offices in São Paulo, 3,033 of these employees were based in our offices in Rio de Janeiro, and 9,878 were based in other cities elsewhere in Brazil and in other countries, mainly in Latin America and the Caribbean. We also engage consultants as needed to support our operations.
The table below breaks down our full-time personnel by function as of December 31, 2024:

	Number of Employees	% of Total	Number of Employees
Function	2024		2023	2022

Administrative	2,063	12.3%	2,227	2,199
Operations	4,297	25.6%	4,472	4,839
Technology and Product Development	4,573	27.2%	4,800	4,608
Sales and Marketing	5,860	34.9%	5,592	5,039
Total	16,793	100%	17,091	16,685

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
E.    Share ownership
The following table presents the beneficial ownership of our shares owned, on the base date of March 31, 2025, by our current directors and officers (as well as by the directors and officers that left their duties after December 31, 2024). Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

André Monteiro D’Almeida Monteiro	*	*	—	—	*
Antonio Silveira	*	*	—	—	*
Diego Fresco Gutierrez	*	*	—	—	*
Diego Ventura Salgado	*	*	—	—	*
Fabio Vieira Kapitanovas	*	—	—	—	—
Gilberto Caldart	*	*	—	—	*
José Alexandre Scheinkman	*	*	—	—	*
Lia Machado de Matos	*	*	—	—	*
Luciana Ibiapina Lira Aguiar	*	*	—	—	*
Luis Henrique Cals de Beauclair Guimarães	—	—	—	—	—
Marcus Felipe Montenegro Carvalho da Fontoura	*	*	—	—	*
Maria Carolina Sanchez da Costa	—	—	—	—	—
Mateus Costa Biselli	*	*	—	—	*
Mateus Scherer Schwening	*	*	—	—	*
Mauricio Luis Luchetti	*	*	—	—	*
Pedro Zinner	*	*	—	—	*
Raúl Pierre Renteria	—	0	—	—	0
Sandro de Oliveira Bassili	*	*	—	—	*
Silvio José Morais	*	*	—	—	*
Tatiana Malamud	—	—	—	—	—
Thiago dos Santos Piau	*	*	—	—	*
Victor Vieira Lino	—	—	—	—	0
Vinícius do Nascimento Carrasco	*	*	—	—	*
All directors and senior management above	4,564,445	1.79%	—	—	1.08%

*	Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
We adopted a compensation recoupment policy on November 3, 2023. Please see Exhibit 97.1 to this annual report.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2025. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of our control.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 254,617,001 outstanding Class A common shares and 16,925,090 outstanding Class B common shares as of March 31, 2025.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
André Street(2)	4,500,823	1.77%	16,925,920	100.00%	40.99%
Madrone Partners L.P.(3)	25,339,276	9.95%	—	—	5.98%
Entities affiliated with BlackRock, Inc.(4)	31,897,905	12.53%	—	—	7.53%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Includes: (i) 2,120,417 Class A common shares and 1,286,022 Class B common shares held by VCK Investment Fund Limited (SAC A) (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC); VCK A is a fund controlled by Andre Street de Aguiar (“Mr. Street”); (ii) 2,190,112 Class A common shares and 683,926 Class B common shares held by Cakubran Holdings Ltd., a company controlled by VCK A; (iii) 14,955,142 Class B common shares held by HR Holdings LLC, a company controlled by ACP Investments Ltd., in turn controlled by VCK A; and (iv) 190,294 Class A common shares held directly by Mr. Street. The business address of VCK A is at Caystone Solutions Ltd., Goldman’s Bay Corporate Center, P.O. Box SP-61567, 2nd floor, West Bay Street, Nassau, The Bahamas.

(3)
The information in the above table concerning Madrone Partners L.P. was obtained from through public filings, including a Form 13F filed with the SEC by Madrone Advisors, LLC on February 13, 2025 reporting beneficial ownership as of December 31, 2024 and a Schedule 13D/A filed on December 18, 2020 by Madrone Partners, L.P. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)
The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares disclosed in Form 13Fs filed by entities affiliated with BlackRock Inc, as of December 31, 2024 and a Schedule 13G/A filed on September 10, 2024 by BlackRock, Inc. The address of BlackRock, Inc.'s principal business office is 50 Hudson Yards, New York, NY 10001.

Shareholders Agreement
The Shareholders Agreement grants certain board nomination rights to our founder shareholders, which are also included in our Articles of Association, and certain consent rights such that for so long as founder shareholders own at least 15% of the voting power of our common shares then outstanding, we agree not to take, or permit our subsidiaries to take, certain actions, such as incurring indebtedness in excess of our net equity, entering into a transaction that would result in a Change of Control (as defined therein), entering into a merger, consolidation, reorganization or other business combination, taking any steps to liquidate or declare bankruptcy or insolvency, issue any capital shares other than pursuant to the Long Term Incentive Plan (LTIP), acquire or dispose of assets in excess of 20% of our fair market value, or approve any annual compensation of officers and directors, without the approval of our founder shareholders. Additionally, for as long as the entities bound by the Shareholders Agreement and their affiliates hold at least 5% of the total voting power of our outstanding share capital, our founder shareholders and their designated representatives will have certain information and access rights to our management. See “Item 6. Directors, Senior Management and Employees—A. Directors and senior management—Board of Directors.”
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
In the context of the Waiver and of the Board Transition, the relevant parties entered into an amendment to the Shareholders Agreement (“Amendment to the Shareholders Agreement”) in order to: (i) reflect and formalize the commitments made under the Waiver; and (ii) grant certain additional rights (that are subject to certain circumstances set forth in the Shareholders Agreement) to the signatories of the Shareholders Agreements, such as: (a) the right to nominate/appoint at least 1 designee/director (or if the size of the Board is increased to more than 11 members, 10% of the total number of directors, rounded upward to the nearest whole number); and (b) the right to elect and appoint a director to act as the chairperson of Board. For a copy of the Amendment to the Shareholders Agreement, please refer to exhibit 4.10 to this annual report.
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
B.    Related party transactions
We have outstanding loans with some investees in the amount of R$0.6 million as of December 31, 2024 and R$2.5 million as of December 31, 2023. In March 2024, the loan between the companies STNE Par and Trinks Serviços de Internet S.A. (“Trinks”) was settled. No loans have been granted to any of our directors or executive officers.
As of December 31, 2024, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

Services Agreement and Reimbursements
On January 2, 2014, DLP Capital LLC, our wholly owned subsidiary, entered into a services agreement with Genova Consultoria e Participações Ltda., or Genova, an entity controlled by Mr. André Street de Aguiar, former Chairperson of our Board of Directors, and Mr. Eduardo Cunha Monnerat Solon de Pontes, former director of the Company, to engage Genova for certain consulting and management services. The services agreement had an initial term of 60 months with termination on January 2, 2019. The agreement was automatically renewed. We also incurred in travel expenses reimbursement costs with VCK A, and Zurich Consultoria e Participações Ltda., or Zurich, entities also controlled by Mr. André Street de Aguiar. Zurich is controlled by Mr. Eduardo Cunha Monnerat Solon de Pontes. In 2022, 2023 and 2024, we did not have an expense agreement with such companies. For further information, see note 13 to our Consolidated Financial Statements.
Cost Services Agreements
Our subsidiary Stone IP entered into an agreement with our associates Alpha-Logo Serviços de Informática S.A., APP, Dental Office and Trinks. Under this agreement, Stone IP operates in the electronic means of payment market, accrediting commercial establishments to accept cards with credit and debit functions (multiple or not) as a form of payment upon acquisition of goods and/or services in Brazil (“Transactions”), providing technological solutions, means of connection and/or other related services to capture, processing, transmit and settling Transactions.
The agreement refers to the contracting of accreditation services and accreditation expenses between Stone IP and associates. The amounts that the associates pay under such agreements are based on accreditation services only.
Registration Rights Agreement
We have entered into a Registration Rights Agreement, or the Registration Rights Agreement, with our founder shareholders (Cakubran, HR Holdings and VCK A), Madrone Partners L.P. (“Madrone”) and our directors and officers.
At any time that our founder shareholders and Madrone are no longer subject to lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our founder shareholders and Madrone may require that we register for public resale under the Securities Act all common shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $25 million.
If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), our founder shareholders and Madrone and certain of our executive officers, are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.
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

Related Person Transaction Policy
Our related person transaction policy states that any related person transaction must be approved by our audit committee before being submitted to the Board for final decision. In determining whether to approve or ratify a transaction with a related person, our management will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our management will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
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
Legal proceedings
We are involved in disputes arising in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.
We are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor, tax and other proceedings, which we believe are common and incidental to business operations in Brazil, in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation. Provisions for probable losses arising from these matters are estimated and periodically adjusted, based on the analysis and legal opinion of our external and internal legal advisors. Factors considered include legal precedents, the merits of the claim, potential outcomes and, for individually non-significant lawsuits of a similar nature, a portfolio approach based on historical loss data.
Potential losses related to civil and labor claims are estimated based on the nature of the lawsuits. Tax claims, as well as individually significant civil and labor lawsuits, or those of a non-repetitive nature, are assessed on a case-by-case basis to determine the probability and amount of potential loss, with reliance on the analysis and legal opinion of our independent outside counsels. Individually non-significant civil and labor lawsuits of a similar nature are estimated utilizing a portfolio approach, based on the most recent 12-month average loss for these types of claims and actual historical costs incurred in similar cases.

As of December 31, 2024, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$237.4 million and have made judicial deposits in an aggregate amount of R$13.3 million, as of December 31, 2024. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Related to Legal and Regulatory Matters—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations”. For further information, see note 14 to our Consolidated Financial Statements.
Civil matters
As of December 31, 2024, we were party to 10,372 judicial and administrative proceedings of a civil nature, including those we filed. These proceedings primarily relate to claims from clients related to service disruptions, contract disputes and alleged damages. We recorded a provision of R$44.5 million for the portion of these lawsuits considered as a probable loss. While we believe our provisions are adequate, litigation is inherently unpredictable, and the ultimate resolution of these matters may differ from our current estimates. For further information, see note 14.3 to our Consolidated Financial Statements.
Labor matters
As of December 31, 2024, we were party to 2,326 labor-related judicial and administrative proceedings. In general, the labor claims to which we are a party relate to disputes with former employees and claims by third-party employees seeking our joint and/or secondary liability for the acts of our suppliers and service providers. The principal claims involved in these labor lawsuits relate to overtime payment, salary differences (union framing), termination fees, profit and result sharing, our secondary liability and other indemnities based on Brazilian labor laws. We recorded a provision of R$71.5 million for the portion of these lawsuits considered as a probable loss. While we believe our provisions are adequate, litigation is inherently unpredictable, and the ultimate resolution of these matters may differ from our current estimates. For further information, see note 14.3 to our consolidated financial statements.
Tax and social security matters
As of December 31, 2024, we recorded a provision of R$121.5 million, regarding tax and social security matters in our audited financial statements. Under business combination rules, we recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income.
During 2022, 2023 and 2024, we received tax assessments issued by a municipal tax authority related to the allegedly insufficient payment of tax on services rendered. As of December 31, 2024, the updated amount of such claims is R$41.6 million, compared to R$129.1 million as of December 31, 2023. The cases, classified as possible losses, are being challenged at the administrative level of the court.
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
Lead Plaintiff filed an Amended Complaint on August 7, 2022. The Amended Complaint added as Defendants Andre Street de Aguiar and Eduardo Cunha Monnerat Solon de Pontes. The Amended Complaint alleges, among other things, that Defendants made misrepresentations regarding the risks and profitability of its credit product and failed to disclose changes to our credit check process. Lead Plaintiff alleges that these purportedly material misstatements and omissions artificially inflated the value of our stock. We moved to dismiss the Amended Complaint, and on September 25, 2024, the court granted in part the motion to dismiss, dismissing several categories of alleged misstatements from the case, but allowing allegations regarding statements about the selectivity of the credit scoring process over time and the effects of COVID-19 and Brazil’s new registry laws on delinquency rates to move forward. This ruling only found that accepting Lead Plaintiff’s allegations as true, they were sufficient to state a claim, but the court made no determination as to the factual accuracy of the allegations. On November 21, 2024, the individual defendants (Thiago dos Santos Piau, Lia Machado de Matos, Rafael Martins Pereira, Marcelo Bastianello Baldin, André Street de Aguiar and Eduardo Cunha Monnerat Solon de Pontes) were dismissed from the action by stipulation with Lead Plaintiff. The action is now in discovery.
The total amount at issue is not currently determinable at this stage of the lawsuit. We believe the suit lacks merit and intend to defend ourselves against all claims, although we cannot predict the outcome.
Dividends and dividend policy
We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our Board.
Under the Cayman Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E.Taxation—Cayman Islands Tax Considerations”.
Additionally, please refer to “Risk Factors—Risks Relating to Our Business, Strategy and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries”. Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. If, due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies such as us, or if Cayman Islands companies such as us become incapable of receiving them, we may not be able to make dividend payments in the future.
B.    Significant changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A.    Offer and listing details
Not applicable.
B.    Plan of distribution
Not applicable.
C.    Markets
Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018. Following StoneCo's business combination with Linx closed on July 1, 2021, we launched a sponsored Brazilian Depositary Receipts (BDRs) program (“Sponsored BDR Program”), in accordance with the regulation of the Brazilian securities and exchange commission (Comissão de Valores Mobiliários - CVM). In December, 2024, we decided to discontinue the Sponsored BDR Program and initiated the procedure to cancel such program. The BDRs under the Sponsored BDR Program ceased to be traded on the Brazilian stock exchange (B3) on March 14, 2025.
On June 11, 2021, we issued our inaugural dollar bond, raising US$500 million with accrue interest at 3.95%, payable semiannually, due in 2028. The bonds are traded on the stock exchanged operated by Singapore Exchange Securities Trading Limited, or the SGX-ST. During 2024, we launched a tender offer pursuant to which we repurchased 58.9% of the outstanding bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Issuance of Inaugural Bonds."
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
Share Capital
Our Articles of Association authorize two classes of common shares: Class A common shares and Class B common shares. Any holder of Class B common shares may convert his/her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below.
Our authorized share capital is US$50,000 divided into 630,000,000 shares of a par value of US$0.000079365 each.
The authorized but unissued shares are presently undesignated and may be issued by the Board of Directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.
As of December 31, 2024, 269,087,488 Class A common shares and 16,925,090 Class B common shares were issued, fully paid and including 28,234,942 Class A common shares in treasury.
Treasury Shares
As of December 31, 2024, we hold 28,234,942 Class A common shares in treasury.
Class A and Class B Common Shares
Holders of our Class A and Class B common shares who are nonresidents of the Cayman Islands may freely hold and vote their shares.
The following summarizes the rights of holders of our Class A and Class B common shares:
•Each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors.
•Each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors.
•The holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our Board of Directors out of funds legally available for that purpose, if any.
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
Transfer of Shares
Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of ours may transfer all or any of his/her common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by our Board of Directors.
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
However, our Board may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The Board of Directors may also decline to register any transfer of any ordinary share unless:
•A fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the Board may from time to time require is paid to us in respect thereof.

•The instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer.
•The instrument of transfer is in respect of only one class of shares.
•The instrument of transfer is properly stamped, if required.
•The common shares transferred are free of any lien in favor of us.
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
Each director shall be appointed and elected for such terms as the resolution appointing him/her may determine or until his/her death, resignation or removal, subject to any applicable provision set forth in the Articles of Association.
A director is not required to hold any shares in the Company by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the Board.
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
Except as otherwise provided for in the Shareholders Agreement, before the expiration of his/her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association. Cause shall mean, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects us; (c) breach or willful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in our Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects the our financial situation or commercial reputation.
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
The Articles of Association provide that the Board of Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Board may think fit. Unless otherwise specified in the terms of his/her appointment an officer may be removed by the Board of Directors.
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
Any director who, at our request, performs services which in the opinion of the Board of Directors go beyond the ordinary duties of a director may be paid such special or extra compensation as the Board may determine, in addition to or in substitution for any ordinary compensation as a Director. An executive director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such compensation and such other benefits and allowances as the Board of Directors may from time to time decide. Such compensation shall be in addition to his/her ordinary compensation as a director.
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
Disclosure of Interest in Contracts with Us or Any of Our Subsidiaries
With the exception of our office of auditor, a director may hold any other office or place of profit with us in conjunction with his/her office of director for such period and upon such terms as the Board of Directors may determine, and may be paid such extra compensation for that other office or place of profit, in whatever form, in addition to any compensation provided for by or pursuant to the Articles of Association. A director may be or become a director, officer or member of any other company in which we may be interested, and shall not be liable to account to us or the members for any compensation or other benefits received by him/her as a director, officer or member of such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by us to be exercised in such manner in all respects as we think fit, including the exercise in favor of any resolution appointing the directors or any of them to be directors or officers of such other company.
No director or intended director shall be disqualified by his/her office from contracting with us, nor shall any such contract or any other contract or arrangement in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship established by it. A director who is, in any way, materially interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his/her interest at the earliest meeting of the Board of Directors at which he or she may practically do so.
There is no power to freeze or otherwise impair any of the rights attaching to any share by reason that the person or persons who are interested directly or indirectly in that share have failed to disclose their interests to us.
A director shall not vote or be counted in the quorum on any resolution of the Board of Directors in respect of any contract or arrangement or proposal in which he/she or any of his/her close associate(s) has/have a material interest, and if such director shall do so, his/her vote shall not be counted nor shall such director be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters:
•The giving of any security or indemnity to the director or his/her close associate(s) in respect of money lent or obligations incurred or undertaken by him/her or any of them at our request of or for our benefit or any of our subsidiaries.
•The giving of any security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which the director or his/her close associate(s) has/have himself/herself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security.

•Any proposal concerning an offer of shares, debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase, where the director or his/her close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer.
•Any proposal or arrangement concerning the benefit of our employees or any of our subsidiaries, including the adoption, modification or operation of either: (i) any employees’ share scheme or any share incentive or share option scheme under which the Director or his/her close associate(s) may benefit; or (ii) any of a pension fund or retirement, death or disability benefits scheme which relates to Directors, their close associates and employees of ours or any of our subsidiaries and does not provide in respect of any Director or his/her close associate(s) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.
•Any contract or arrangement in which the Director or his/her close associate(s) is/are interested in the same manner as other holders of shares, debentures or other securities of ours by virtue only of his/her/their interest in those shares, debentures or other securities.
Proceedings of the Board of Directors
The Articles of Association provide that subject to the provisions of the Cayman Companies Act, the Articles of Association, the applicable stock exchange rules and any directions given by Ordinary or Special Resolution, our business and affairs will be managed by, or under the direction or supervision of, the Board of Directors. The Board of Directors shall have all the powers necessary for managing, and for directing and supervising, our business and affairs. A duly convened meeting of the Board of Directors at which a quorum is present may exercise all powers exercisable by the Board. Subject to the provisions of the Articles of Association, the Board may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a second or casting vote.
Chairperson and Vice-Chairperson
The Board of Directors will have a chairperson nominated by our founding shareholders for so long as our founding shareholders hold at least 25% of the voting power of all shareholders, and where our founding shareholders no longer hold at least 25% of the voting power of all shareholders, a majority of our Board of Directors shall elect and appoint a chairperson. A Vice-Chairperson may be elected, by the majority of the directors, to act in the absence of the Chairperson at Board meetings.
The period for which the Chairperson and/or the Vice-Chairperson shall hold office shall be determined in accordance with the Articles of Association. The Chairperson shall preside as Chairperson at every meeting of the Board of Directors at which he/she is present. Where the Chairperson is not present at a meeting of the Board of Directors, the Vice-Chairperson, if any, shall act as Chairperson, or in his/her absence, the attending directors of the Board may choose one director to be the chairperson of the meeting.
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
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution:
•Increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.
•Consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares.
•Convert all or any of our paid-up shares into common shares and reconvert those common shares into paid-up shares of any denomination.
•Subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.
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

Voting Rights and Right to Demand a Poll
Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his/her name in our register of members, (each Class B common share shall entitle the holder to 10 votes on all matters subject to a vote at our general meetings) provided that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a clearing house or its nominee(s), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his/her votes or cast all the votes he/she does use in the same way.
At any general meeting, a resolution put to the vote of the meeting is to be decided by poll save that the chairperson of the meeting may, pursuant to the applicable stock exchange listing rules, allow a resolution to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by (in each case by members present in person or by proxy or by a duly authorized corporate representative):
•At least two members.
•Any member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting.
•A member or members holding shares in the Company conferring a right to vote at the meeting on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.
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

Proxies
Any member of ours entitled to attend and vote at our meeting is entitled to appoint another person as his/her proxy to attend and vote instead of him/her. A member who is the holder of two or more shares may appoint more than one proxy to represent him/her and vote on his/her behalf at a general meeting of ours or at a class meeting. A proxy need not be a member of us and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he/her acts as proxy as such member could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he/she acts as proxy as such member could exercise if it were an individual member. On a poll or on a show of hands, votes may be given either personally (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorized in writing, or if the appointor is a corporation, either under seal or under the hand of a duly authorized officer or attorney. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board of Directors may from time to time approve, provided that it shall not preclude the use of the two-way form. Any form issued to a member for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his or her intentions, to instruct the proxy to vote in favor of or against (or, in default of instructions, to exercise his or her discretion in respect of) each resolution dealing with any such business.
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
The auditors shall audit our financial statements prepared in accordance with generally accepted accounting principles of IFRS Accounting Standards or such other standards as may be permitted by Nasdaq.

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
Exempted Company
We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•An exempted company does not have to file an annual return of its shareholders with the Registrar of Companies.
•An exempted company’s register of shareholders is not open to inspection.
•An exempted company does not have to hold an annual general meeting.
•An exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance).
•An exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.
•An exempted company may register as a limited duration company.
•An exempted company may register as a segregated portfolio company.

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
Share Capital
Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:
•Paying distributions or dividends to members.
•Paying up unissued shares of the company to be issued to members as fully paid bonus shares.
•Any manner provided in section 37 of the Cayman Companies Act.
•Writing off the preliminary expenses of the company.
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
Protection of Minorities and Shareholders’ Suits
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of StoneCo in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Cayman Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.
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
Accounting and Auditing Requirements
A company must cause proper records of accounts to be kept with respect to: (i) all sums of money received and expended by it; (ii) all sales and purchases of goods by it; and (iii) its assets and liabilities.
Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.
If a company keeps its books of account at any place other than at its registered office or any other place within the Cayman Islands, it shall, upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law (revised) of the Cayman Islands, make available, in electronic form or any other format, at its registered office copies of its books of account, or any part or parts thereof, as are specified in such order or notice.
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
Register of Members
A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other format, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (as revised) of the Cayman Islands.

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
For the purpose of conducting the proceedings in winding up a company and assisting the court, one or more persons may be appointed to be called an official liquidator(s). The court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more than one person is appointed to such office, the court shall declare whether any act required or authorized to be done by the official liquidator is to be done by all or any one or more of such persons. The court may also determine whether any and what security is to be given by an official liquidator on his/her appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the court.

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
The Cayman Islands Economic Substance Law
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as revised), or “The Economic Substance Act,” together with related Guidance Notes and Regulations. We are required to comply with the economic substance requirements and file annual reports in the Cayman Islands as to whether or not we are carrying out such relevant activities and if we are, we must satisfy an economic substance test.
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

Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Cayman Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; and (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question (if a shareholder scheme) must be approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made or (if a creditor scheme) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•The company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with.
•The shareholders have been fairly represented at the meeting in question.
•The arrangement is such as a businessman would reasonably approve.
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
Shareholders’ Suits
Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•A company is acting or proposing to act illegally or beyond the scope of its authority.
•The act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained.
•Those who control the company are perpetrating a “fraud on the minority”.
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the applicable stock exchange rules, and unless disqualified by the chairperson of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
Indemnification of Directors and Executive Officers and Limitation of Liability
The Cayman Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law (the “DGCL”) for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he/she has a personal interest provided that he/she has disclosed that nature of his/her interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, StoneCo’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his/her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he/she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.
A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his/her functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.
A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he/she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the Board be made with a specified person who is connected with him/her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the applicable stock exchange listing rules, and unless disqualified by the chairperson of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he/she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself/herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he/she reasonably believes to be in the best interests of the corporation. He/she must not use his/her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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
Removal of Directors
As described in further details above, the office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes any arrangement or composition with his or her creditors, (3) dies or is in the opinion of all his/her co-directors, incapable by reason of mental disorder of discharging his or her duties as director (4) resigns his/her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the Board of Directors held during that period, and the remaining directors resolve that his or her office be vacated.

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
This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•Certain financial institutions.
•Insurance companies.
•Real estate investment trusts or regulated investment companies.
•Dealers or traders in securities that use a mark-to-market method of tax accounting.
•Persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A common shares.
•Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.
•Tax-exempt entities, including an “individual retirement account” or “Roth IRA”.
•Persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value.
•Persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.
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
This discussion assumes that we were not a PFIC for our 2024 taxable year, as described below.
Taxation of Distributions
As discussed above under “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy,” we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules” distributions paid on our Class A common shares, other than certain pro rata distributions of Class A common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations (including as discussed below under “—Passive Foreign Investment Company Rules,”), dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of a dividend will generally be treated as non-U.S.-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
Sale or Other Disposition of Common Shares
Subject to the discussion below under “—Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules
A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income”, or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income”. For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and certain gains from transactions. Cash is a passive asset for these purposes. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.
The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. While the applicability of the PFIC rules to us is not clear in light of our evolving business activities and the lack of clarity with respect to certain aspects of the rules, based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2024 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, we note that growth in our credit-related activities relative to our other business lines has increased the risk that we may be treated as a PFIC and, if such growth continues, may result in us being treated as a PFIC in future years. Uncertainty with respect to certain aspects of the PFIC rules and changes to these rules (including the finalization of proposed rules) may also affect our PFIC status. In addition, our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. Fluctuations in our market capitalization may affect our PFIC status if the value of our assets for purposes of the asset test, including the value of our goodwill and other intangibles, is determined by reference to our market capitalization from time to time (which has been, and may continue to be, volatile), rather than based on other methods. Moreover, there can be no assurance that the Internal Revenue Service, or the “IRS.” will agree with our conclusion.
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
Alternatively, if we were a PFIC and if our Class A common shares were “regularly traded” on a “qualified exchange”, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our Class A common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our Class A common shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose.
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
Not applicable
J.    Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
Our activities expose us to market, liquidity and credit risks. The Risk Management Area carries the Group’s financial risk management. Our overall market risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Credit Risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group’s third-parties, include counterparties in financial contracts (positions classified in cash and cash equivalents, derivative financial instruments for hedging, loans portfolio do customers and deposits with banks and other financial institutions), and in operating activities (accounts receivable from card issuers licensed by card schemes, including outstanding receivables and commitments, suppliers and financial guarantees granted to third parties).

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
With frequency associated with the availability of new information or new financial indicators of Card Issuers, the Company carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to Acquirers like the Group. To date, the Group has not incurred any significant loss from Card Issuer receivables.
Credit portfolio
Merchant Portfolio and credit cards are available solely to individuals and businesses that are existing customers through acquiring or banking.
Merchant portfolio loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured. Such line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.
Market Risk
Market risk is the risk of financial loss resulting from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.
In the ordinary course of business, the Group executes financial transactions that are subject to market variables and, therefore, exposed to market risk.
Interest Rate Risk
The Group’s interest rate risk arises from mismatches among certain assets (mostly cash and equivalents, short-term investments, accounts receivables and the credit portfolio) and liabilities (institutional deposits and marketable debt securities, and other debt instruments) with different benchmarks (fixed or linked to CDI, the Brazilian benchmark for floating rate) and maturity dates. We may mitigate its exposure by executing derivative transactions to match those benchmarks and duration gaps.
Short-term investments, institutional deposits and marketable debt securities, and other debt instruments accrues interest at the CDI Rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.

Foreign Currency Risk
The Group has both assets and liabilities in foreign currencies other than Brazilian real. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and these currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. However, significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in U.S. Dollars and Euros. The total foreign currency results on the year ended December 31, 2024 was loss of R$19.8 million, a relatively small financial result, mainly from the interest rate differential on the U.S. Dollar/Brazilian Real, despite high relative currency volatility observed in the same period, showing a well-balanced risk management.
The bonds we issued, as well as other debt in foreign currencies, are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (U.S. Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
The residual Group’s exposure to foreign currency changes for all other currencies after hedge policy application is not material.
Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, we adopt a more conservative approach.
We conduct a study on how market variables would impact our financial statements based on parametric VaR models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)
Interest rates	Accounts receivables from Card Issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	811	2,564	6,280
Foreign currency exchange	USD denominated asset/liabilities/derivatives	233	737	1,805
The VaR figures are reliable only on normal market conditions, and thereby may underestimate the effects of turmoil events on financial markets.
Equity Price Risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2024, R$ 32.6 million (compared with R$45.7 million as of December 31, 2023) in equity securities.
Liquidity Risk
Cash flow forecasting is performed for the operating entities of the Group and then aggregated. Rolling forecasts of liquidity requirements are monitored to ensure the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration our debt financing plans, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit business. Although the prepayment activity is not an obligation for the Group it is a significant component of its revenues.

Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2024, we held short-term investments of R$517.9 million (compared with R$3,481 million as of December 31, 2023) that are expected to readily generate cash inflows for managing liquidity.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material modifications to instruments
Not applicable.
B.    Material modifications to rights
Not applicable.
C.    Withdrawal or substitution of assets
Not applicable.
D.    Change in trustees or paying agents
Not applicable.
E.    Use of proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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

B.    Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS Accounting Standards. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with IFRS Accounting Standards. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (2013 framework).
Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2024. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that materially affected or are reasonably likely to materially affect our internal control over financial reports.
ITEM 16. RESERVED
ITEM 16A. Audit committee financial expert
Our board of directors has determined that Diego Fresco Gutierrez, Luciana Ibiapina Lira Aguiar and Silvio José Morais are audit committee financial experts, as that term is defined by the SEC, and are all independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal accountant fees and services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2024 and 2023.

	2024	2023
	(in thousands of reais)
Audit fees	6,968.0	6,733.7
Audit - related fees	550.0	—
Other fees	147.0	3.1
Total	7,665.0	6,736.8
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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services performed by the principal accountant related to the review of the certain subsidiaries statutory financial statements.
Other fees
On December 31, 2024 Other Fees include fees related to our 2023 Sustainability Report and the access to a electronic technical library (“Atlas”). On December 31, 2023 Other Fees only include access to Atlas.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, and in connection with our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the engagement of any registered public accounting firm to perform audit or non-audit services for the Company (“Independent Auditor”). The procedure requires that, except for pre-approved services, as determined in out policy, all proposed engagements of the Independent Auditor audit and permitted non-audit services are submitted to our audit committee for approval prior to the beginning of any such services. The pre-approved services refer to audit and/or limited reviews of individual and consolidated financial statements of the Company, and of financial statements of any entity consolidated into group financial statements prepared by the Company, up to a maximum aggregate fee limit of R$750,000.00 per calendar year.
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
On September 21, 2023, the Board of Directors approved a new program under which we may repurchase up to R$300 million in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution. Following the New Repurchase Program conclusion in early November 2023, the amount of R$292.7 million was used to repurchase shares as of November 9, 2023.
On November 14, 2023, we announced that our Board of Directors approved a share repurchase program. Under the repurchase program, we could repurchase up to the amount in dollars equivalent to R$1.0 billion of our outstanding Class A common shares in open market transactions, block trades, privately negotiated transactions, or otherwise, subject to market conditions. The program was replaced on November 21, 2024, as we announced that our Board of Directors approved a new share repurchase program.
Under the new repurchase program, we may repurchase up to the amount in dollars equivalent to R$2.0 billion of our outstanding Class A common shares. Our Board of Directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. The program approved does not have a fixed expiration date.
This new share repurchase program replaced the previous share repurchase program announced by the Company on November 14, 2023. Under the former program, Stone repurchased a total of 13,202,939 shares at an average price of US$13.52 per share, totaling US$ 178.3 million.
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
The following table provides information about purchases by us during fiscal year 2024 of our outstanding Class A common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (USD $)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Real R$ Value) of Shares that May Yet Be Purchased the Plans or Programs
January 1 to January 31, 2024	—	—	—	1,000,000,000
February 1 to February 29, 2024	—	—	—	1,000,000,000
March 1 to March 31, 2024	—	—	—	1,000,000,000
April 1 to April 30, 2024	—	—	—	1,000,000,000
May 1 to May 31, 2024	2,319,645	14.35	2,319,645	828,654,562
June 1 to June 30, 2024	917,606	13.43	3,237,251	763,792,734
July 1 to July 30, 2024	9,670,688	13.38	12,907,939	39,671,565
August 1 to August 31, 2024	—	—	12,907,939	39,671,565
September 1 to September 30, 2024	295,000	11.86	13,202,939	20,019,879
October 1 to October 31, 2024	—	—	—	—
November 1 to November 30, 2024(a)	1,182,291	10.55	1,182,291	1,925,769,251
December 1 to December 31, 2024	9,705,261	9.04	10,887,552	1,393,544,443
Total	24,090,491	11.57	24,090,491	1,393,544,443
(a) On November 21, 2024, we approved a new share repurchase program to repurchase up to the amount in dollars equivalent to R$2.0 billion of our outstanding Class A common shares. This new share repurchase program replaced the previous share purchase program. From May 1, 2024 to September 30, 2024, we purchased 13.2 million Class A common shares under the previous share purchase program, and from November 1, 2024 to December 31, 2024, we purchased 10.9 million Class A shares under the new share purchase program.
ITEM 16F. Change in registrant’s certifying accountant
Not applicable.
ITEM 16G. Corporate governance
We are subject to the Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (1) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees—Audit Committee”) (2) to provide prompt certification by our Chief Executive Officer of any material noncompliance with any corporate governance rules, and (3) to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practice required to be followed by U.S. listed companies.
A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below and under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status”.

Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the Board of Directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject that oblige us to have a majority of independent directors, we believe that all of our directors would be considered independent under the Nasdaq test for director independence.
People and Compensation Committee
The Nasdaq rules applicable to U.S. companies require us to have, and to certify that it has and will continue to have, a compensation committee governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our Board of Directors is responsible for determining the individual compensation of each executive officer, as well as the compensation of our Board and committee members. In making such determinations, the Board will review the performance of our executive officers, including the performance of our principal executive officer, who will be required to excuse him or herself from discussions regarding his/her performance and compensation.
Clawback
We adopted a compensation recoupment policy in December 2023 that is applicable to officers and certain key employees and sets forth the terms and conditions regarding the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws applicable to us. For a copy of our compensation recoupment policy, please refer to Exhibit 97.1 to this annual report. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.
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

ITEM 16K. Cybersecurity
At StoneCo, cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is based on industry best practices and on regulatory requirements. It provides a framework for handling cybersecurity threats and incidents and facilitating coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing management and our Board of Directors of material cybersecurity threats and incidents.
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
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity team, led by our Chief Information and Security Officer (“CISO”), who reports to our Chief Risk Officer, is responsible for our overall cybersecurity strategy and management. Our CISO and his senior personnel are certified and experienced information systems security professionals and information security managers with many years of experience. Our CISO and his team are independent from our technology team, that is led by our Chief Technology Officer. Our operational risk team is responsible for challenging the cybersecurity team’s strategy and management. In addition, our cybersecurity team provides training to all employees annually. Our technology team works closely with the risk teams to ensure systems, infrastructure, and data protection according to security strategy. Our technology team is responsible for implementing secure development practices, integrating security from the early stages of the software lifecycle and addressing vulnerabilities, ensuring that technical solutions align with security policies, and the organization's strategic objectives. Our technology and risk teams regularly update the audit and risks committees on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies. We do not use third parties on an ongoing basis to manage nor operate our cybersecurity processes; but we engaged consultants on an ad-hoc basis for specific engagements.
In 2024, we did not identify any cybersecurity threats that have materially affected our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
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
ITEM 19. Exhibits

1.1
Second Amended and Restated Articles of Association of StoneCo Ltd. (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2024)

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

4.10
First Amendment to the Shareholders Agreement among StoneCo Ltd., Cakubran Holdings Ltd., HR Holdings LLC and VCK Investment Fund Limited SAC A. (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2024).

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

4.14
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Nércio José Monteiro Fernandes, StoneCo Ltd. And STNE Par (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.15
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alberto Menache, StoneCo Ltd. And STNE Par (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.16
English translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alon Dayan, StoneCo Ltd. And STNE Participações S.A. (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.17
English translations of the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE Par and Alberto Menache (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-248562) filed with the SEC on September 2, 2020).

4.18	StoneCo Ltd. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-265382) filed with the SEC on June 2, 2022).

4.19
Visa Sponsorship Agreement, dated as of June 7, 2022 between Stone Cartões Instituição de Pagamento S.A. and Stone Instituição de Pagamento (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on May 1, 2023).

4.20
Visa Payment Agreement Participation and Trademark License Agreement, dated as of June 7, 2022 between Visa do Brasil Empreendimentos Ltda. and Stone Cartões Instituição de Pagamento S.A. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on May 1, 2023).

4.21*	English translation of the Private instrument of non-residential real estate lease agreement, dated as of December 19, 2023, bu and among MNLT S.A. and Nobe Empreendimetos e Participações Ltda.

4.22*
English translation of the Private instrument of real estate property lease e agreement for non-residential, dated as of September 13, 2024, by and among Stone Instituição de Pagamento S.A. and Personale Participações Ltda.

8.1*	List of Subsidiaries.

11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2024)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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
“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
“Boleto” means a printable document issued by merchants that is used to make payments in Brazil. Payment slips (Boletos) can be used to pay bills for products or services, utilities or taxes. Each payment slip (Boleto) refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A payment slip (Boleto) can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform and merchant account can be used to pay payment slips (Boletos).
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
“Consolidated Financial Statements” means our audited annual consolidated financial statements included elsewhere in this annual report.
“Coverage ratio” is calculated as accumulated loan loss provision expenses over NPL over 90 days.
“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.
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
“Pix QR Code” is a peer to merchant (P2M) solution. Considers transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants. Both types of PIX can be monetized.
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
“TPV” means total payment volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted..
“transaction” means, unless the context otherwise requires, any and all electronic payment transactions for the acquisition of goods and services.
“transaction volume” means the volume of transactions captured, processed, transmitted, and settled by Acquirers or any other entity responsible for the settlement of transactions.
“Vitta” means, collectively: (i) Vitta Tecnologia em Saúde S.A.; (ii) VittaPar LLC; (iii) Vitta Corretora de Seguros Ltda.; and (iv) Vitta Serviços em Saúde Ltda.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

StoneCo Ltd.
Date: April 24, 2025

By:	/s/ Pedro Zinner
Name:	Pedro Zinner
Title:	Chief Executive Officer

By:	/s/ Mateus Scherer Schwening
Name:	Mateus Scherer Schwening
Title:	Chief Financial Officer and Investor Relations Officer

Consolidated Financial Statements
December 31, 2024 and 2023 and the three years ended December 31, 2024, 2023 and 2022 with report of Independent Registered Public Accounting Firm

Auditor Data Elements	Years ended December 31, 2024, December 31, 2023, and December 31, 2022.
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2025 expressed an unqualified opinion thereon.
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
As discussed in note 11.4 to the consolidated financial statements, the Company recorded an impairment loss on goodwill related to the Software cash generating unit. Goodwill is tested for impairment annually and when events or changes in circumstances indicate that the carrying value of a reporting unit exceeds its value in use. If the carrying value of the reporting unit exceeds its value in use, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Management concluded that, the value in use of the Software cash generating unit was lower than its carrying amount resulting in an impairment loss of R$ 3,558,049 thousand.
Auditing the Company’s Software cash generating unit impairment test was complex and subjective due to the estimation required in determining the value in use of the Software cash generating unit utilizing a discounted cash flows model. The discounted cash flow model uses certain key assumptions in determining the value in use of a cash generating unit, including the pre-tax discount rate, the free cash flow to equity, the average annual growth rate and the perpetuity growth rate. The average annual growth rate was particularly sensitive to the impairment test calculation.
How We Addressed the matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment testing process for the Software cash generating unit. These procedures included, among others, controls over management’s review of the key assumptions used in the discounted cash flow model, including the review of the average annual growth rate, as well as the controls over the completeness and accuracy of the data used in the value in use determination.
To test management’s estimated value in use of the Software cash generating unit, we performed audit procedures that included, among others, involving our valuation specialists to assist in the assessment of the valuation methodology used by the Company, as well as to support the evaluation and testing of the key assumptions, including the average annual growth rate, the free cash flow to equity, perpetuity growth rate, pre-tax discount rate, and to support the testing of the completeness and accuracy of the underlying data used by the Company in its goodwill impairment test. With the support of valuation specialists, we also evaluated management’s assumptions to determine the average annual growth rate by comparing the current and past performance of the Software cash generating unit and the consistency with external market and industry (peer) data.
We also assessed the adequacy of the Company’s related disclosures in note 11.4 to the consolidated financial statements with respect to the Software cash generating unit impairment test of goodwill.
/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2016.
São Paulo, Brazil
March 17, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on Internal Control over Financial Reporting
We have audited StoneCo Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 17, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil
March 17, 2025

Consolidated Statement of Financial Position
As of December 31, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Financial Position as of December 31, 2024 and 2023

	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	5.2	5,227,654	2,176,416
Short-term investments	6.3	517,874	3,481,496
Financial assets from banking solutions	6.7	8,805,882	6,397,898
Accounts receivable from card issuers	6.4.1	29,231,820	23,895,512
Trade accounts receivable	6.5.1	390,575	459,947
Credit portfolio	6.6	891,718	209,957
Recoverable taxes	8	372,432	146,339
Derivative financial instruments	6.9	156,814	4,182
Other assets	7	370,255	380,854
		45,965,024	37,152,601
Non-current assets
Long-term investments	6.3	32,629	45,702
Accounts receivable from card issuers	6.4.1	116,245	81,597
Trade accounts receivable	6.5.1	25,528	28,533
Credit portfolio	6.6	171,401	40,790
Receivables from related parties	13.1	613	2,512
Deferred tax assets	9.4	871,640	664,492
Derivative financial instruments	6.9	103,374	—
Other assets	7	159,159	137,508
Investment in associates		75,751	83,010
Property and equipment	10.3	1,833,997	1,661,897
Intangible assets	11.3	5,458,102	8,794,919
		8,848,439	11,540,960

Total assets		54,813,463	48,693,561
			(continued)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position
As of December 31, 2024 and 2023
(In thousands of Brazilian Reais)

	Notes	December 31, 2024	December 31, 2023
Liabilities and equity
Current liabilities
Retail deposits	6.8.1	8,704,809	6,119,455
Accounts payable to clients	6.1.2.3.2	17,756,720	19,163,672
Trade accounts payable		672,184	513,877
Institutional deposits and marketable debt securities	6.8.2	3,065,999	475,319
Other debt instruments	6.8.3	1,903,840	1,404,678
Labor and social security liabilities	20.5	578,345	515,749
Taxes payable	12	560,250	514,299
Derivative financial instruments	6.9	10,593	4,558
Other liabilities		281,073	119,526
		33,533,813	28,831,133
Non-current liabilities
Accounts payable to clients	6.1.2.3.2	50,674	35,455
Institutional deposits and marketable debt securities	6.8.2	5,429,963	3,495,759
Other debt instruments	6.8.3	2,496,139	143,456
Derivative financial instruments	6.9	281,177	311,613
Deferred tax liabilities	9.4	680,672	546,514
Provision for contingencies	14.3	237,406	208,866
Labor and social security liabilities	20.5	39,515	34,301
Other liabilities		236,822	410,504
		9,452,368	5,186,468

Total liabilities		42,986,181	34,017,601

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,215,212	14,056,484
Treasury shares	15.3	(1,805,896)	(282,709)
Other comprehensive income	15.5	(287,048)	(320,449)
Retained earnings (accumulated losses)		(346,360)	1,168,862
Equity attributable to controlling shareholders		11,775,984	14,622,264
Non-controlling interests		51,298	53,696
Total equity		11,827,282	14,675,960

Total liabilities and equity		54,813,463	48,693,561
			(concluded)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Statement of Profit or Loss for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022

Net revenue from transaction activities and other services	17.3	3,216,018	3,309,765	2,617,407
Net revenue from subscription services and equipment rental	17.3	1,846,931	1,824,956	1,760,915
Financial income	17.3	7,676,204	6,229,303	4,638,022
Other financial income	17.3	518,301	690,979	572,601
Total revenue and income		13,257,454	12,055,003	9,588,945

Cost of services	18	(3,389,127)	(2,982,758)	(2,669,752)
Administrative expenses	18	(1,130,499)	(1,188,869)	(1,121,357)
Selling expenses	18	(2,105,475)	(1,698,275)	(1,511,241)
Financial expenses, net	19	(3,693,606)	(3,999,465)	(3,514,739)
Mark-to-market on equity securities designated at FVPL		—	30.574	(853,056)
Software business goodwill impairment loss	11.4	(3,558,049)	—	—
Other income (expenses), net	18	(398,726)	(241,213)	(302,501)
Total expenses		(14,275,482)	(10,080,006)	(9,972,646)

Gain (loss) on investment in associates		399	(4,179)	(3,589)
Profit (loss) before income taxes		(1,017,629)	1,970,818	(387,290)

Current income tax and social contribution	9.3	(527,919)	(345,813)	(292,172)
Deferred income tax and social contribution	9.3	38,498	(24,585)	153,066
Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)

Net income (loss) attributable to:
Controlling shareholders		(1,515,222)	1,592,065	(519,417)
Non-controlling interests		8,172	8,355	(6,979)
		(1,507,050)	1,600,420	(526,396)

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	(5.02)	5.09	(1.67)
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian Reais)	16	(5.02)	4.74	(1.67)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Other Comprehensive Income (Loss)
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais)
Consolidated Statement of Other Comprehensive Income (loss) for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022

Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)

Other comprehensive income (“OCI”)

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	22.1	(117,097)	98,283	(253,181)
Tax on changes in the fair value of accounts receivable from card issuers at fair value		39,873	(33,414)	86,081
Exchange differences on translation of foreign operations		1,749	(24,073)	(30,544)
Changes in the fair value of cash flow hedge		71,657	64,146	(207,222)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		(657)	4,316	5,384
Gain on sale of equity instruments designated at fair value through other comprehensive income	6.3 (b)	35,647	—	—
Changes in the fair value of equity instruments designated at fair value	6.3 (b) / 22.1	1,623	1,912	(6,971)

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Accumulated exchange differences on disposal of foreign operation		—	257	5,383
Other comprehensive income (loss) for the year, net of tax		32,795	111,427	(401,070)

Total comprehensive income (loss) for the year, net of tax		(1,474,255)	1,711,847	(927,466)

Total comprehensive income (loss) attributable to:
Controlling shareholders		(1,481,821)	1,704,317	(916,326)
Non-controlling interests		7,566	7,530	(11,140)
Total comprehensive income (loss) for the year, net of tax		(1,474,255)	1,711,847	(927,466)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais)
Consolidated Statement of Changes in Equity for the years ended December 31, 2024, 2023 and 2022

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings (accumulate d losses)	Total	Non-controlling interest	Total

Balance as of December 31, 2021		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year		—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income		—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Transaction costs from subsidiaries		—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest		—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Share-based payments		—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements		—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Treasury shares - Delivered on business combination and sold		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests		—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others		—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	1,592,065	1,704,317	7,530	1,711,847
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	89,475	(3,904)	85,571
Repurchase of shares	15.3	—	—	—	—	—	—	(292,745)	—	—	(292,745)	—	(292,745)
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Loss for the year		—	—	—	—	—	—	—	—	(1,515,222)	(1,515,222)	8,172	(1,507,050)
Other comprehensive income (loss) for the year		—	—	—	—	—	—		33,401	—	33,401	(606)	32,795
Total comprehensive income		—	—	—	—	—	—	—	33,401	(1,515,222)	(1,481,821)	7,566	(1,474,255)
Repurchase of shares	15.3	—	—	—	—	—	—	(1,587,332)	—	—	(1,587,332)	—	(1,587,332)
Equity transaction related to put options over non-controlling interest		—	—	—	—	26,911	26,911	—	—	—	26,911	1,028	27,939
Share-based payments		—	—	—	—	194,729	194,729	—	—	—	194,729	—	194,729
Shares delivered under share-based payment arrangements		—	—	(62,912)	—	—	(62,912)	64,145	—	—	1,233	—	1,233
Dividends paid		—	—	—	—	—	—	—	—	—	—	(10,454)	(10,454)
Others		—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	(346,360)	11,775,984	51,298	11,827,282
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais)
Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
Operating activities
Net income (loss) for the year		(1,507,050)	1,600,420	(526,396)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	949,394	878,181	800,326
Deferred income tax and social contribution	9.3	(38,498)	24,585	(153,066)
Loss on investment in associates		(399)	4,179	3,589
Accrued interest, monetary and exchange variations, net		174,079	(195,419)	(382,707)
Provision for contingencies	14.3	61,226	5,825	18,849
Share-based payments expense	20.3	232,672	251,239	213,076
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6.4	143,451	160,195	88,572
Loss on disposal of property, equipment and intangible assets	22.2.5	29,365	66,200	25,347
Software business goodwill impairment loss	11.4	3,558,049	—	—
Effect of applying hyperinflation accounting		(184)	3,652	3,852
Loss on sale of subsidiary		58,244	10,926	20,308
Fair value adjustment in financial instruments at FVPL	22.2.1	(441,478)	96,563	1,179,547
Fair value adjustment in derivatives		485,977	20,320	90,821
Remeasurement of previously held interest on business combination	23.3.3.1	(7,406)	—	—
Others		—	1,168	—
Working capital adjustments:
Accounts receivable from card issuers		(2,981,844)	32,304	740,190
Receivables from related parties		27,974	20,343	12,912
Recoverable taxes		(244)	138,987	261,867
Prepaid expenses		54,498	41,310	152,966
Trade accounts receivable, banking solutions and other assets		810,748	205,105	707,521
Credit portfolio		(670,780)	(312,808)	—
Accounts payable to clients		(8,507,343)	(3,382,075)	(3,633,937)
Taxes payable		(6,259)	169,827	137,825
Labor and social security liabilities		29,991	19,284	171,293
Payment of contingencies	14.3	(58,939)	(34,012)	(9,799)
Trade accounts payable and other liabilities		361,680	(80,024)	323,619
Interest paid		(782,437)	(749,366)	(430,398)
Interest income received, net of costs	22.2.2	4,578,276	2,766,933	2,058,650
Income tax paid		(174,145)	(116,134)	(191,142)
Net cash provided by (used in) operating activities		(3,621,382)	1,647,708	1,683,685
				(continued)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais)

	Notes	2024	2023	2022
Investing activities
Purchases and construction of property and equipment	22.2.3	(764,482)	(736,244)	(417,733)
Purchases and development of intangible assets	22.2.4	(507,278)	(474,053)	(305,512)
Acquisition of subsidiary, net of cash acquired		(9,054)	—	(69,837)
Sale of subsidiary, net of cash disposed		(4,204)	—	(4,325)
Proceeds from (acquisition of) short-term investments, net		2,994,587	181,611	(1,222,364)
Acquisition of equity securities		—	—	(15,000)
Proceeds from disposal of long-term investments – equity securities		57,540	220,520	183,518
Proceeds from the disposal of non-current assets	22.2.5	1,746	536	27,008
Payment for interest in subsidiaries acquired		(181,365)	(37,806)	(46,897)
Net cash provided by (used in) investing activities		1,587,490	(845,436)	(1,871,142)

Financing activities
Proceeds from institutional deposits and marketable debt securities	6.8.3	6,585,937	1,608,162	—
Payment of institutional deposits and marketable debt securities	6.8.3	(2,713,574)	(75,004)	(404,317)
Proceeds from other debt instruments, except lease	6.8.3	5,997,721	4,138,209	3,499,986
Payment to other debt instruments, except lease		(3,049,824)	(5,447,180)	(5,855,452)
Payment of principal portion of leases liabilities	6.8.3	(68,971)	(72,815)	(99,829)
Payment of derivative financial instruments designated for hedge accounting		(112,771)	—	—
Repurchase of own shares	15.3	(1,587,332)	(292,745)	—
Sale of own shares		—	—	53,406
Acquisition of non-controlling interests		(146)	(1,440)	(325)
Dividends paid to non-controlling interests		(10,454)	(5,983)	(3,601)
Net cash provided by (used in) financing activities		5,040,586	(148,796)	(2,810,132)

Effect of foreign exchange on cash and cash equivalents		44,544	10,336	14,548
Change in cash and cash equivalents		3,051,238	663,812	(2,983,041)

Cash and cash equivalents at beginning of year	5.2	2,176,416	1,512,604	4,495,645
Cash and cash equivalents at end of year	5.2	5,227,654	2,176,416	1,512,604
Change in cash and cash equivalents		3,051,238	663,812	(2,983,041)
				(concluded)
The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
Notes to Consolidated Financial Statements
1.    Operations
StoneCo Ltd. (“StoneCo” or the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman E9, KY1-1002.
HR Holdings LLC owns 34.12% of the Company's voting shares. HR Holding LLC's ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (“BDRs”) representing the underlying Company’s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31. In December 2024, the Company decided to discontinue the sponsored BDR program and initiated the procedures to cancel such program. The BDRs under the Sponsored BDR program ceased to be traded on the Brazilian stock exchange on March 14, 2025.
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.
The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 17, 2025.
1.1.    Reclassification of items included on financial liabilities
Considering that the Group is diversifying its sources of funding in the different markets (retail, banking, capital markets, institutional and other) in these financial statements a revised classification of deposits and debt instruments has been adopted. The comparative balances as of December 31, 2023 have been retroactively reclassified following the new criteria.
The table below presents the effects of reclassified items on Statement of financial position as of December 31, 2023:

Previous items	December 31, 2023 (before reclassification)	Reclassification	Current items	December 31, 2023 (after reclassification)
Liabilities
Current liabilities
Borrowing and financing	1,374,766	(899,447)	Institutional deposits and marketable debts securities	475,319
Obligations to FIDC quotas holders	505,231	899,447	Other debt instruments	1,404,678
Total current liabilities	1,879,997	—		1,879,997

Non-current liabilities
Borrowing and financing	3,639,215	(143,456)	Institutional deposits and marketable debts securities	3,495,759
Obligations to FIDC quotas holders	-	143,456	Other debt instruments	143,456
Total non-current liabilities	3,639,215	—		3,639,215
The tables below presents the effects of reclassified items on Statement of cash flows in 2023 and 2022:

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

Previous items	2023 (before reclassification)	Reclassification	Current items	2023 (after reclassification)
Financing activities
Proceeds from borrowings	5,181,619	(3,573,457)	Proceeds from institutional deposits and marketable debt securities	1,608,162
Payment of borrowings	(4,489,681)	4,414,677	Payment of institutional deposits and marketable debt securities	(75,004)
Proceeds from FIDC quota holders	564,752	3,573,457	Proceeds from other debt instruments, except lease	4,138,209
Payment to FIDC quota holders	(1,032,503)	(4,414,677)	Payment to other debt instruments, except lease	(5,447,180)
	224,187	—		224,187

Previous items	2022 (before reclassification)	Reclassification	Current items	2022 (after reclassification)
Financing activities
Proceeds from borrowings	3,499,986	(3,499,986)	Proceeds from institutional deposits and marketable debt securities	—
Payment of borrowings	(5,009,769)	4,605,452	Payment of institutional deposits and marketable debt securities	(404,317)
Proceeds from FIDC quota holders	—	3,499,986	Proceeds from other debt instruments, except lease	3,499,986
Payment to FIDC quota holders	(1,250,000)	(4,605,452)	Payment to other debt instruments, except lease	(5,855,452)
	(2,759,783)	—		(2,759,783)

2.    General accounting policies
The accounting policies are presented in the corresponding notes throughout the financial statements. The general accounting policies, unrelated to specific notes, are presented as follows.
2.1. Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, other than some Short and Long-term investments, Accounts receivable from card issuers, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian Real/Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
2.2. Foreign currency translation
2.2.1. Financial statements in foreign currencies
The Group’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.
The Group determines the functional currency for each entity within the Group. The Company’s subsidiaries functional currency is the Brazilian Real, except for the Napse Group for which the functional currency of the different entities are U.S. Dollar, Argentinian Peso, Chilean Peso, Mexican Peso, Nuevo Sol and Uruguayan Peso.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
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
2.3.1.2. Lease liabilities
At the commencement date of the lease, the Group recognizes under “Other debt instruments” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as an expense in the same period the event or condition that triggered the payment occurred.
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
2.3.1.3.     Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (being contracts with a lease term of 12 months or less from the commencement date which do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below five thousand of U.S. Dollar). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
2.5. Financial reporting in hyperinflationary economies
As the accumulated inflation rate in Argentina had exceeded 100% over the past three years, the Group adopted IAS 29- Financial Reporting in Hyperinflationary Economies for the Argentine subsidiary Napse S.R.L.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
2.6. Climate related matters
The Group acknowledges the presence and importance of climate risk and seeks to integrate it as part of the other managed risks. By the nature of its activities, the Group is mainly affected by physical and transition risks indirectly, as a result of the effects of those risks on its customers. Within this context, the Group has the objective of developing its capabilities for identifying, assessing, measuring, monitoring, reporting, and mitigating the potential effects resulting from social, environmental, and climate risks associated with its prioritized products, services, activities, and processes, based on the principles of relevance and proportionality.
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
Financial assets may be indirectly impacted by climate-related matters, principally the credit portfolio. Cash flows from customers whose businesses are affected by transition risks and extreme weather events and other physical climate risks may be impacted. However, this risk is mitigated by the diverse and broad base of customers operating in across numerous industries and in different geographical regions in Brazil, and the relative short-term duration of the loans. Extreme weather events might more significantly affect specific cities or geographical areas.
2.7. New standards and amendments to standards and interpretations adopted
The following amendments and interpretations were applicable as from January 1, 2024:
•Amendments to IAS 1 - Presentation of Financial Statements: The amendments to IAS 1 were made to clarify when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current.
•IAS 7 - Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
•Amendments to IFRS 16 - Leases: The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
These amendments had no significant impact on the consolidated financial statements of the Group.
2.8. New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2024 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
2.8.1. Amendments to IAS 21: Lack of exchangeability
On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates (“the amendments”). The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.
2.8.2. IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of newly defined management-defined performance measures (“MPMs”), certain profit or loss performance measure, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (“PFS”) and the notes.
In addition, narrow-scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the options around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.
The Group is currently reviewing the standard to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.
2.8.3. IFRS 19 - Subsidiaries without Public Accountability: Disclosures
In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.
IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.
The Group is not eligible to apply IFRS 19 as it has public accountability.
2.8.4. IFRS 9 - Financial instruments
On 30 May 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the Amendments). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.
These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
2.9. Pillar 2 in Brazil
In October 2024, Provisional Measure (“MP”) n° 1,262/2024 was published as part of the Brazilian government proposal for a partial adoption of the Pillar 2 rules. It imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025.
Under the rule, multinational companies with a minimum annual revenue of €750 million must apply a minimum effective tax rate of 15% on adjusted income measured following Pillar 2 rules. Based on the analysis of Group’s consolidated financial statements for the last three years, the Group understand that it meets such revenue threshold.
Additional CSLL will be applied to excess profits computed following Brazilian accounting rules and adjustments consistent with the Pillar 2 global rules. Only profit of the Brazilian entities will be considered to determine QDMTT, therefore does not affect entities of the Group in other jurisdictions. The Group does not expect any additional tax from this partial adoption of the Pillar 2 rules.
The text of the MP was included in law bill that was subsequently approved by Congress and sanctioned by the President into Law 15,079/2024 adapting Brazilian tax legislation to the Global Anti-Base Erosion Rules ("GloBE Rules") of the Organization for Economic Cooperation and Development (“OECD”).
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.
Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in “Transactions among shareholders” in equity.
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
The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	Outstanding quotas as of December 31, 2024	Outstanding quotas as of December 31, 2023

ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 4% of total (subordinated and senior) quotas	100% of subordinated quotas representing approximately 3% of total (subordinated and senior) quotas
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 7% of total (subordinated and senior) quotas	100% of subordinated quotas representing all outstanding quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas	100% of subordinated quotas representing all outstanding quotas
Stone Fundo de Investimento Multimercado Crédito Privado ("STONE FIM CP")	100% of subordinated quotas representing all outstanding quotas	—
StoneCo Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of subordinated quotas representing all outstanding quotas
Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas	100% of subordinated quotas and 100% of mezzanine quotas representing approximately 99% of total (subordinated, mezzanine and senior) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II") (a)	—	100% of subordinated quotas representing all outstanding quotas
SOMA I Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR III Fundo de Investimento em Direitos Creditórios ("FIDC ACR III") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR V Fundo de Investimento em Direitos Creditórios ("FIDC ACR V") (a)	—	100% of subordinated quotas representing all outstanding quotas
ACR VI Fundo de Investimento em Direitos Creditórios ("FIDC ACR VI") (a)	—	100% of subordinated quotas representing all outstanding quotas

(a) During 2024, these structured entities were closed.
The bylaws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.
In accordance with IFRS 10, the Group concluded it controls all structured entities listed above, therefore, they are consolidated in the Group’s financial statements. FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Other debt instruments and Institutional deposits and marketable debt securities” and the remuneration paid to senior and mezzanine quota holders is recorded as an interest expense (Note 6.8).
4.1.2. Subsidiaries of the Group
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Main activities	December 31, 2024	December 31, 2023

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Main activities	December 31, 2024	December 31, 2023

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI") (a)	Financial services	100.00	—
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Sponte Educação Ltda. ("Sponte Educação") (a)	Technology services	100.00	—
SimplesVet Tecnologia S.A. (“SimplesVet”)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00
Trinks Serviços de Internet S.A. (“Trinks”) (b)	Technology services	100.00	19.90
Linx S.A. (“Linx”)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Linx Automotivo Ltda. ("Linx Auto") (a)	Technology services	100.00	—
Linx Impulse Ltda. ("Linx Impulse") (a)	Technology services	100.00	—
Linx Saúde Ltda. ("Linx Saúde") (a)	Technology services	100.00	—
Linx Commerce Ltda. ("Linx Commerce") (a)	Technology services	100.00	—
Linx People Ltda. ("Linx People") (a)	Technology services	100.00	—
Linx Enterprise Ltda. ("Linx Enterprise") (a)	Technology services	100.00	—
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
O Mediador Tecnologia da Informação S/S Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
STEF S.A ("Stef")	Technology services	100.00	100.00
Hubcount Tecnologia S.A. (“Hubcount”) (c)	Technology services	75.60	75.60
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Main activities	December 31, 2024	December 31, 2023

Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK") (d)	Service provider	—	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Ametista Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Esmeralda Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Diamante Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
Safira Serviços Digitais Ltda. (“PinPag”) (e)	Electronic fund transfer	—	100.00
FIDC TAPSO	Investment fund	100.00	100.00
FIDC TAPSO II (f)	Investment fund	—	100.00
FIDC SOMA (g)	Investment fund	—	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIDC ACR I	Investment fund	100.00	100.00
FIDC ACR III (f)	Investment fund	—	100.00
FIDC ACR V (f)	Investment fund	—	100.00
FIDC ACR VI (g)	Investment fund	—	100.00
STONE FIM CP (h)	Investment fund	100.00	—
FIC FIM STONECO	Investment fund	100.00	100.00
FIDC ACR FAST	Investment fund	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui Group")	Holding company	50.00	50.00
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
Stone Holding Instituições S.A. ("Stone Holding")	Holding company	100.00	100.00
STNE Investimentos S.A. ("STNE Invest")	Holding company	100.00	100.00
Equals Software S.A. ("Equals Software")	Holding company	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Holding company	100.00	100.00

(a)In the first quarter of 2024, the Group incorporated the companies Stone SCFI, Sponte Educação, Linx Auto and Linx Impulse, all of which are wholly owned by the Group. In the second quarter of 2024, the Group incorporated the companies Linx Saúde, Linx Commerce, Linx People and Linx Enterprise all of which are wholly owned by the Group.
(b)In May 2024, Trinks became a wholly owned subsidiary of STNE Par.
(c)STNE Par has a 50% equity interest in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount.
(d)Dissolved on July 9, 2024.
(e)On February 7, 2024, the equity interest of Ametista Serviços Digitais Ltda., Esmeralda Serviços Digitais Ltda., Diamante Serviços Digitais Ltda., and Safira Serviços Digitais Ltda. (collectively the “Pinpag") was sold, thus, the Group ceased to hold equity interest in these entities.
(f)Closed on April 2024.
(g)Closed on May, 2024.
(h)The Group owns 100% of the subordinated quotas in connection with the incorporation of the funds.
The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1 (g)).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
4.2.2. Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	December 31, 2024	December 31, 2023

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Agilize Tecnologia S.A. ("Agilize") (a)	Technology services	—	33.33
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”) (b)	Technology services	—	40.02
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
APP Sistemas S.A. (“APP”) (c)	Technology services	19.80	19.90
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Agilize Contabilidade Holding Limited ("Agilize Cayman") (a)	Holding company	28.70	—

(a)On August 1, 2023, the Group acquired a 33.33% equity interest in Agilize, a private company based in the State of Bahia, Brazil, for R$ 8,523 through the conversion of a credit arising from a convertible loan agreement. Agilize develops technology that provides online accounting services. In November 2024, as part of a corporate reorganization, Agilize established an offshore structure, leading to the direct ownership of all shareholders in Agilize Cayman and contributions of capital from new investors in which StoneCo had no participation. Subsequently, STNE Invest, which previously held a stake in Agilize, fully transferred its equity interest to StoneCo and reduced its equity interest from 33.33% to 28.70%.
(b)Linx Sistemas has sold all of its shares in Neomode.
(c)In March 2024, the share capital of APP was increased through the subscription and payment of new shares, resulting in the proportional dilution of STNE Par ownership interest.
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
5.2. Currency denomination

	December 31, 2024	December 31, 2023

Denominated in R$	5,157,035	2,128,425
Denominated in US$	70,619	47,991
	5,227,654	2,176,416

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.    Financial instruments
6.1. Accounting policy
6.1.1. Financial assets
6.1.1.1.    Description of the different financial assets
The Group holds financial assets for all its businesses due to the nature of its activities. In order to facilitate the understanding of the financial statements and the underlying businesses, the financial asset line items presented in the statement of financial position are shown by business activity that generated the assets, how these are measured, and where in the statement of profit or loss the results generated by such assets are classified.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	Cash and cash equivalents – Amortized cost Short-term investiment – FVPL (a)	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at Brazilian Central Bank ("BACEN") – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI (b)	Fair value gain or losses - Other comprehensive income
Cost of funding on sale of receivables - Financial expenses, net
Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net

Trade accounts receivable	Corresponds to amounts due by customers of the acquiring business for subscription services and equipment rental and of the software business for services provided.	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Credit portfolio	Corresponds to credit (merchant portfolio loans and balances due by credit card) granted to customers	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net
Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated in a cash flow hedge relationship:
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests with no significant influence.	FVPL or FVOCI	FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL FVOCI - Other comprehensive income

(a)Fair Value through Profit or Loss (“FVPL”).
(b)Fair Value through Other Comprehensive Income (“FVOCI”).
6.1.1.2.    Initial recognition and measurement
Financial assets are initially recognized at fair value plus costs (except assets at FVPL) on the trading date, and subsequently measured at amortized cost, FVOCI, or FVPL .

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them according to IFRS 9. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model is based on whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within this business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of holding to collect contractual cash flows and selling.
Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.
To be classified and measured at amortized cost or FVOCI, a financial asset needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.
Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are considered as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated derivatives, are also considered as held for trading unless they are designated as hedge accounting instrument. Notwithstanding the criteria for financial assets to be classified at amortized cost or at FVOCI, as described above, financial instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.
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
The Group’s financial assets at amortized cost include Trade accounts receivable, Credit portfolio originated from March 1, 2023, Receivables from related parties and Other assets, since they are held to collect payments of principal and interest and meet the SPPI test.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
Upon initial recognition, the Group can irrevocably elect to designate its equity investments as FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation, and are not held for trading. The classification is determined on an instrument-by-instrument basis.
Gains and losses on these financial assets are never recycled to profit or loss, even if the asset is sold or impaired. Dividends are recognized as other financial income in the statement of profit or loss when the right to payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
The Group elected to irrevocably classify some of the equity investments under this category, included in Long-term investments.
6.1.1.3.4. Financial assets at FVPL
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.
This category includes financial assets which the contractual cash flows do not meet the SPPI condition, such as (i) bonds and investment funds under short-term investment (ii) financial assets from banking solutions, (iii) some equity investments and (iv) derivative financial instruments.
6.1.1.4.    Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:
•The contractual rights to receive cash flows from the asset have expired; or
•The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset where ‘control’ is evaluated by looking to whether the transferee has the practical ability to transfer the asset.
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
The derecognition of a financial asset by the Group occurs mainly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under Financial expenses, net.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.1.5.    Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
For the credit portfolio, the Group applies general approach in calculating ECLs, considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default), resulting in three-stage levels.
For all other financial assets subject to ECL, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.
See details about ECL estimation procedures in Note 6.2.1.
6.1.2. Financial liabilities
6.1.2.1.    Description of the funding strategy including different financial liabilities of the Financial services segment
The Group’s different businesses require funding, in particular the financial services acquiring business, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group (accounts payable to clients) and other credit facilities. Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.2.1.2 - Accounts receivable from card issuers). In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where their results are classified in the statement of profit or loss.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Retail deposits	Amounts held by banking customers on their payment accounts and time deposits to retail clients. The amounts held by banking customers generally do not result in the recognition of gain or losses.	Amortized cost	Interest expense - Financial expenses, net
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts may be early redeemed of the contractual due date at a discount	Amortized cost	Gain from the prepayment of payables at a discount - Financial income
Trade accounts payable	Corresponds to payments for payment scheme networks and suppliers.	Amortized cost	Cost of services Administrative expenses Selling expenses
Institutional deposits and marketable debt securities	Financing obtained, time deposits and debt securities, including FIDC shares, when consolidated entities.	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Other debt instruments	Financing obtained from third parties, leasing and other debt instruments.	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Derivative financial instruments liabilities	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated as hedge accounting
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net
6.1.2.2.    Initial recognition and measurement
Financial liabilities are initially recognized at fair value plus costs (except liability at fair value through profit or loss) on the trading date and classified as amortized cost or FVPL.
6.1.2.3.    Subsequent measurement
The measurement of financial liabilities depends on their classification, as described as follows.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.2.3.1. Financial liabilities at FVPL
Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.
Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as FVPL unless they are designated and qualify as hedge accounting.
Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.
Financial liabilities designated upon initial recognition at FVPL only if the criteria in IFRS 9 are satisfied.
This category includes derivative financial instruments and contingent consideration included in other liabilities.
6.1.2.3.2. Financial liabilities at amortized cost
Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.
This category includes Accounts payable to clients and all other financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most significant to the Group.
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees disbursed to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
6.1.2.4.    Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.
6.1.3. Fair value of financial instruments
The Group measures financial instruments at fair value at each statement of financial position date.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
As of December 31, 2024, and 2023, the Group has no financial instruments that meet the conditions for recognition on a net basis.
6.1.5. Derivative financial instruments
From time to time, the Group uses derivative financial instruments as part of its risk management strategy, as defined in the Market Risk Management Policy. It aims to hedge against exposure to fluctuations in exchange rates, interest rates, and other risk factors that may impact its financial operations. These instruments mitigate the effects of adverse market fluctuations and preserve the Group’s financial stability. The derivatives are continuously monitored to ensure compliance with the Group’s internal risk policies and applicable regulatory requirements.
Depending on the instrument and the risk being hedged, derivative strategies may be accounted for as economic hedges or designated for hedge accounting under the categories of fair value hedge accounting or cash flow hedge accounting.
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at FVPL. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Certain agreements entered into by the Group for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments (Note 6.9).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.5.1. Cash flow hedge
The Group uses hedge accounting to protect against future cash flow fluctuations arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates.
Cash flow hedge accounting is applied when the hedging relationship meets the required criteria under hedge accounting standards, including proper documentation at the time the hedge is entered into, and provided that the hedge is considered highly effective over time in mitigating the risk of cash flow fluctuations.
The Group regularly reviews hedge effectiveness to ensure that gains or losses on the hedging instruments are appropriately accounted for. Any hedge ineffectiveness identified is immediately recognized in profit or loss for the year.
Depending on the instrument and the risk being hedged, some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument (Note 6.9.1).
6.1.5.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted for in this manner, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Group conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the year.
6.1.5.3. Economic hedge
The Group also uses derivative financial instruments as an economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments (Note 6.9.2).
6.2. Significant judgments, estimates and assumptions
6.2.1. Measurement of loss allowance for expected credit losses
6.2.1.1 Credit portfolio
The Group calculates an expected credit loss (“ECL") allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among other information addressing the behavior of each debtor. The Group calculates its credit portfolio in three stages:

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination and ECL are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
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
    For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
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
The information about the ECLs on the Group’s Credit portfolio to clients are disclosed in Note 6.6.
6.2.1.2.    Accounts receivable from card issuers
The macroeconomic environment where Group operates is volatile and card issuers might be negatively impacted. Continuous monitoring this environment is crucial for the decisions on the provision and how the Group estimates its ECLs. The Group estimates ECLs based on available external and internal information that consider the expected nature and level of risk associated with receivables and the information about the different issuers (including when available, ratings from major agencies). The Group monitors credit risk of issuers.
The information about the ECLs amount on the Group’s Accounts receivable from card issuers are disclosed in Note 6.4.2.
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
The information about the ECLs on the Group’s Trade accounts receivable are disclosed in Note 6.5.2.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
6.3.    Short and Long-term investments

	Short-term	Long-term	December 31, 2024

Bonds (a)
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (b)	—	32,629	32,629
Investment funds (c)	1,617	—	1,617
	517,874	32,629	550,503

	Short-term	Long-term	December 31, 2023

Bonds (a)
Brazilian sovereign bonds	2,954,236	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	473,259	—	473,259
Time deposits	51,933	—	51,933
Equity securities (b)	—	45,702	45,702
Investment funds (c)	2,068	—	2,068
	3,481,496	45,702	3,527,198

(a)As of December 31, 2024, bonds are mainly linked to the CDI and SELIC benchmark interest rates.
(b)Comprised of common shares of unlisted entities that are not traded in an active market. As of December 31, 2024, all assets are recognized at FVPL, while on December 31, 2023, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a gain of R$ 4,131 on December 31, 2024 (2023 - gain of R$ 30,574), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI was a gain of R$ 37,270 on December 31, 2024 (2023 - gain of R$ 1,912), which was recognized in the statement of other comprehensive income (loss).
(c)Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian Reais and U.S. Dollars.
6.4. Accounts receivable from card issuers
6.4.1. Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024	December 31, 2023

Accounts receivable from card issuers (a)	28,833,909	23,364,806
Accounts receivable from other acquirers (b)	575,044	667,922
Allowance for expected credit losses	(60,888)	(55,619)
	29,348,065	23,977,109

Current	29,231,820	23,895,512
Non-current	116,245	81,597

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2024 a total of R$ 419,099 (December 31, 2023 - R$ 467,622) were consolidated through FIDC ACR FAST and R$ 2,561,139 (December 31, 2023 - R$ null) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of and for the year ended December 31, 2024, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represented the main form of funding used for the prepayment business.
Accounts receivable held by FIDCs guarantee the Institutional deposits and marketable securities and Other Debt Instruments .
6.4.2. Allowance for expected credit losses of accounts receivable from card issuers

	2024	2023

At January 1	55,619	22,763
Addition	60,830	53,090
Reversal	(55,561)	(20,234)
At December 31	60,888	55,619

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.5. Trade accounts receivable
6.5.1. Composition of trade accounts receivable

	December 31, 2024	December 31, 2023

Accounts receivable from subscription services	248,322	293,304
Accounts receivable from equipment rental	111,535	114,252
Chargeback	93,829	72,401
Services rendered	46,991	51,456
Cash in transit	12,620	24,172
Receivables from registry operation	13,643	22,347
Allowance for expected credit losses	(131,260)	(117,553)
Others	20,423	28,101
	416,103	488,480

Current	390,575	459,947
Non-current	25,528	28,533
6.5.2. Allowance for expected credit losses of trade accounts receivable

	2024	2023

At January 1	117,553	108,434
Addition	89,882	82,946
Reversal	(34,151)	(17,668)
Write-off	(42,024)	(56,159)
At December 31	131,260	117,553
6.6. Credit portfolio
Portfolio balances by product and maturity:

	December 31, 2024	December 31, 2023

Merchant portfolio	1,093,475	309,677
Credit card	114,156	3,131
Credit portfolio, gross	1,207,631	312,808

Allowance for expected credit losses	(144,512)	(62,061)
Credit portfolio, net of allowance for expected credit losses	1,063,119	250,747

Current	891,718	209,957
Non-current	171,401	40,790

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.1. Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	December 31, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	1,006,335	108,930	1,115,265	298,460	3,130	301,590
Balances overdue by
≤ 15 days	17,462	1,390	18,852	4,350	1	4,351
15 < 30 days	7,054	676	7,730	1,389	—	1,389
31 < 60 days	13,521	865	14,386	2,045	—	2,045
61 < 90 days	7,121	647	7,768	2,582	—	2,582
91 < 180 days	17,637	1,078	18,715	824	—	824
181 < 360 days	24,345	570	24,915	27	—	27
	87,140	5,226	92,366	11,217	1	11,218

Credit portfolio, gross	1,093,475	114,156	1,207,631	309,677	3,131	312,808
6.6.2. Aging by maturity

	December 31, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	23,083	30,638	53,721	1,666	615	2,281
15 < 30 days	36,917	20,075	56,992	11,244	851	12,095
31 < 60 days	99,015	19,492	118,507	30,213	457	30,670
61 < 90 days	107,068	12,334	119,402	27,696	321	28,017
91 < 180 days	268,770	19,019	287,789	82,415	525	82,940
181 < 360 days	354,807	10,043	364,850	113,005	318	113,323
361 < 720 days	148,084	6	148,090	41,572	1	41,573
> 720 days	25,237	—	25,237	61	—	61
	1,062,981	111,607	1,174,588	307,872	3,088	310,960
Installments overdue by
≤ 15 days	2,561	514	3,075	247	2	249
15 < 30 days	4,170	211	4,381	657	41	698
31 < 60 days	4,614	512	5,126	799	—	799
61 < 90 days	3,865	344	4,209	99	—	99
91 < 180 days	9,091	706	9,797	3	—	3
181 < 360 days	6,193	262	6,455	—	—	—
	30,494	2,549	33,043	1,805	43	1,848

Credit portfolio, gross	1,093,475	114,156	1,207,631	309,677	3,131	312,808

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.3. Movement between stages - Gross carrying amount
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	296,282	791,295	(125,424)	(7,276)	37,116	1,726	—	993,719
Credit card	3,131	110,119	(11,679)	(472)	1,960	242	—	103,301
	299,413	901,414	(137,103)	(7,748)	39,076	1,968	—	1,097,020

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	12,195	940	(37,116)	(59,832)	125,424	860	—	42,471
Credit card	—	703	(1,960)	(1,768)	11,679	55	—	8,709
	12,195	1,643	(39,076)	(61,600)	137,103	915	—	51,180

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	1,200	(1,111)	(1,726)	(860)	7,276	59,832	(7,326)	57,285
Credit card	—	203	(242)	(55)	472	1,768	—	2,146
	1,200	(908)	(1,968)	(915)	7,748	61,600	(7,326)	59,431

Consolidated 3 stages	December 31, 2023	Write-off	Acquisition / (Settlement)	December 31, 2024

Merchant portfolio	309,677	(7,326)	791,124	1,093,475
Credit card	3,131	—	111,025	114,156
	312,808	(7,326)	902,149	1,207,631
6.6.4. Movement between stages - Allowance for expected credit losses of loans operations

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(57,576)	(55,539)	43,623	5,097	(4,389)	(165)	—	(68,949)
Credit card	(200)	(12,765)	5,156	403	(372)	(27)	—	(7,805)
	(57,776)	(68,304)	48,779	5,500	(4,761)	(192)	—	(76,754)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(3,445)	(18,465)	4,389	41,884	(43,623)	(327)	—	(19,587)
Credit card	—	(372)	372	1,311	(5,156)	(25)	—	(3,870)
	(3,445)	(18,837)	4,761	43,195	(48,779)	(352)	—	(23,457)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	(840)	(2,714)	165	327	(5,097)	(41,884)	7,326	(42,717)
Credit card	—	78	27	25	(403)	(1,311)	—	(1,584)
	(840)	(2,636)	192	352	(5,500)	(43,195)	7,326	(44,301)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	Write-off	December 31, 2024

Merchant portfolio	(61,861)	(76,718)	7,326	(131,253)
Credit card	(200)	(13,059)	—	(13,259)
	(62,061)	(89,777)	7,326	(144,512)

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.7. Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 6.8.1) must be fully collateralized by government securities, and/or deposits at BACEN (“CCME”).
As of December 31, 2024, the amount of financial assets from banking solutions was R$ 8,805,882 (December 31, 2023 - R$ 6,397,898), fully collateralized by CCME.
6.8. Financial liabilities
6.8.1. Retail deposits

	December 31, 2024	December 31, 2023

Deposits from retail clients	8,274,868	6,119,455
Time deposits from retail clients (a)	429,941	—
	8,704,809	6,119,455

(a)Deposit interest rates yield up to 100% of the CDI and are applied every 30 days from the deposit date, following a FIFO (First In, First Out) logic.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.2. Composition of financial liabilities
The table below presents the composition of financial liabilities other than Retail deposits:

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,299	1,255,963	1,258,262

Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	23,657	999,538	1,023,195
Financial bills (6.8.4.3)	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954,374	2,954,374
Receivables backed securities (6.8.4.4)	CDI +1.30%	Sep/23	Sep/26	2,250	99,447	101,697
Total debentures, financial bills and commercial papers				25,907	4,053,359	4,079,266

Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.40%	Jul/23	Not applicable	418,324	—	418,324

Time deposits (6.8.4.6)	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619,469	120,641	2,740,110

Total institutional deposits and marketable debt securities				3,065,999	5,429,963	8,495,962

Obligations to closed-end FIDC quota holders (6.8.4.8)	12.75%	Jan/24	Jan/31	—	1,988,645	1,988,645

Bank borrowings and working capital facilities (6.8.4.9)	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853,944	310,386	2,164,330

Leases (6.8.4.10)	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49,896	197,108	247,004

Total other debt instruments				1,903,840	2,496,139	4,399,979

	Average annual interest rate %	Original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2023

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,922	2,399,776	2,402,698

Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	16,953	997,281	1,014,234
Receivables backed securities (6.8.4.3)	CDI + 1.30%	Sep/23	Sep/26	3,316	98,702	102,018
Total debentures, financial bills and commercial papers				20,269	1,095,983	1,116,252

Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 1.12%	Jul/23	Not applicable	452,128	—	452,128

Total institutional deposits and marketable debt securities				475,319	3,495,759	3,971,078

Obligations to FIDC TAPSO quota holders (6.8.4.7)	CDI + 1.85%	Jul/23	Jul/24	53,103	—	53,103

Bank borrowings and working capital facilities (6.8.4.9)	CDI + 1.30% to CDI + 1.94%	(Several)	Up to six months	1,321,348	—	1,321,348

Leases (6.8.4.10)	105.1% to 151.8% of CDI	Not applicable	Jan/23 to Jun/29	30,227	143,456	173,683

Total other debt instruments				1,404,678	143,456	1,548,134

(a)     “CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2024 was 10.83% (2023 – 13.04%).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.3. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2024

Bonds	2,402,698	—	—	(1,610,349)	(141,298)	520,419	—	86,792	1,258,262
Debentures, financial bills and commercial papers (a)	1,116,252	2,884,768	—	—	(172,598)	—	—	250,844	4,079,266
Time deposits (b)	—	3,564,387	—	(889,077)	(22,876)	—	—	87,676	2,740,110
Obligations to open-end FIDC quota holders	452,128	136,782	—	(214,148)	(12,229)	—	—	55,791	418,324
Institutional deposits and marketable debt securities	3,971,078	6,585,937	—	(2,713,574)	(349,001)	520,419	—	481,103	8,495,962

Current	475,319								3,065,999
Non-current	3,495,759								5,429,963

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	(50,000)	(149,468)	—	(437,347)	246,373	1,988,645
Bank borrowings and working capital facilities	1,321,348	3,671,737	—	(2,999,824)	(124,490)	157,832	—	137,727	2,164,330
Leases	173,683	140,784	(4,623)	(68,971)	(14,292)	6,132	—	14,291	247,004
Other debt instruments	1,548,134	6,138,505	(4,623)	(3,118,795)	(288,250)	163,964	(437,347)	398,391	4,399,979

Current	1,404,678								1,903,840
Non-current	143,456								2,496,139

(a)The subsidiary Stone SCFI issues financial bills in the ordinary course of the business. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)Following the authorization granted by the Brazilian central bank (“BACEN”) to start operations earlier this year, the Group issues time deposits in the ordinary course of the business. Time deposits were the first interest bearing deposits issued by the Group. The certificates are held by multiple counterparties and maturities up to 24 months. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.

	December 31, 2022	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2023

Bonds	2,587,303	—	—	—	(96,157)	(188,440)	—	99,992	2,402,698
Debentures, financial bills and commercial papers	—	1,093,410	—	—	—	—	—	22,842	1,116,252
Obligations to open-end FIDC quota holders	—	514,752	—	(75,004)	(2,413)	—	—	14,793	452,128
Institutional deposits and marketable debt securities	2,587,303	1,608,162	—	(75,004)	(98,570)	(188,440)	—	137,627	3,971,078

Current	—								475,319
Non-current	2,587,303								3,495,759

Obligations to closed-end FIDC quota holders	975,248	50,000	—	(957,499)	(70,996)	—	—	56,350	53,103
Bank borrowings and working capital facilities	1,788,426	4,088,209	—	(4,489,681)	(246,738)	(4,326)	—	185,458	1,321,348
Leases	200,148	67,416	(21,225)	(72,815)	(13,764)	156	—	13,767	173,683
Other debt instruments	2,963,822	4,205,625	(21,225)	(5,519,995)	(331,498)	(4,170)	—	255,575	1,548,134

Current	2,822,655								1,404,678
Non-current	141,167								143,456

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.4. Description of financial liabilities
In the ordinary course of the business, the Group funds its operations through a mix of own cash, debt and sale of receivables to third parties.
6.8.4.1.    Bonds
The Company issued bonds in 2021, raising USD 500 million in seven-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the tenure of the debt). The Group has entered into a hedge to protect its currency risk (Note 6.9.1).
During 2024, a tender offer was executed, repurchasing approximately 60% of the outstanding bonds.
6.8.4.2. Debentures
On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three- year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone IP and by the Company being the first corporate issuance by the Group in the Brazilian capital markets.
6.8.4.3.    Financial bills
The Group issued financial bills through public offerings and private placements, with multiple counterparties and maturities. The principal and the interest are mainly paid at the date of maturity.
6.8.4.4. Receivables backed securities
On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three-year note bearing interest at CDI + 1.30% p.a. The CRI security is backed by commercial notes issued by Stone IP as well as STNE Par. This was the first funding structure of the Group to access retail and with institutional investors.
6.8.4.5. Obligations to open-end FIDC quota holders
The FIDC ACR FAST was issued with the Group as a sponsor as well as a quota holder. This was the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds sector. Being an open-end fund, redemptions are settled 30 days after requested by quota holders.
6.8.4.6. Time deposits
The Group issues time deposits to fund its operations. The issuances have occurred with multiple counterparties and also through third-party brokers and/or platforms. The principal and the interest are mainly paid at the date of maturity.
Time deposits distributed directly through own platform can have automatic redemption at any time for the Group’s clients and are recognized under Retail deposits.
6.8.4.7. Obligations to FIDC TAPSO quota holders
In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of FIDC TAPSO senior shares.
In July 2024, there was a full redemption of FIDC TAPSO senior quotas.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.4.8. Obligations to closed-end FIDC quota holders
FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Groups’s prepayment business through this FIDC. The special purpose vehicle entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. StoneCo has to provide guarantees to the vehicles in the event of certain defined default events on the derivatives by such financial institutions. Considering the current risk rating of the institutions, the fair value of the guarantee is estimated to be immaterial.
FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.
6.8.4.9. Bank borrowings
The Group issues bilateral unsecured term loans, with multiple counterparties and maturities. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.
6.8.4.10. Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
6.9. Derivative financial instruments
The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following a counterparty policy, and internal committees monitor and control the counterparty risk associated with those transactions.

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Foreign exchange rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	n/a	2,613	—	2,613
Total	14,856,668	260,188	(291,770)	(31,582)

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Foreign exchange rate swap	2,526,603	—	(311,445)	(311,445)
Economic hedge
NDF	7,030	629	(302)	327
Interest rate swap	6,079,500		(4,424)	(4,424)
M&A derivatives
Call options	n/a	3,553	—	3,553
Total	8,613,133	4,182	(316,171)	(311,989)
6.9.1. Hedge accounting
6.9.1.1.     Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values of derivative financial instruments used for hedging purposes:

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	1,510,788	2,483,771	3,994,559
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
NDF	15,359	—	—	15,359
Total	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
Foreign exchange rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
NDF	1,784	—	—	1,784
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
Net	243	143,365	(177,803)	(34,195)

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	—	2,526,603	2,526,603
NDF	7,030	—	—	7,030
Interest rate swap	2,692,500	3,354,400	32,600	6,079,500
Total	2,699,530	3,354,400	2,559,203	8,613,133

Asset (fair value)
NDF	629	—	—	629
Liability (fair value)
Foreign exchange rate swap	—	—	(311,445)	(311,445)
Interest rate swap	(2,076)	(2,180)	(168)	(4,424)
NDF	(302)	—	—	(302)
Net	(1,749)	(2,180)	(311,613)	(315,542)
6.9.2. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
6.10. Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Risk Management Area carries the Group’s financial risk management.
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on their nature and the type of risk associated.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.10.1. Credit risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group’s counterparties include those in financial contracts (cash and cash equivalents, derivative financial instruments, credit portfolio, and deposits with banks and other financial institutions) and in operating activities (accounts receivable from card issuers, including outstanding receivables and commitments, advances to suppliers, and financial guarantees granted to third parties).
6.10.1.1. Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
6.10.1.2. Accounts receivable from card issuers
Card issuers, once accepted by the networks, issue cards that when transacted are processed by acquirers. Card issuers have different risk profiles.
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
6.10.1.3 Credit portfolio
Merchant portfolio and credit cards are available solely to individuals and businesses that are existing customers of the Group through acquiring or banking.
Merchant portfolio loans rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.
6.10.2. Market risk
Market risk is the risk of financial loss resulting from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.
In the ordinary course of business, the Group executes financial transactions that are subject to market variables and, therefore, exposed to market risk.
Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk.
6.10.2.1. Interest rate risk
The Group’s interest rate risk arises from mismatches among certain assets (mainly cash and equivalents, short-term investments, accounts receivables, credit portfolio) and liabilities (institutional deposits and marketable debt securities, and other debt instruments) with different benchmarks (fixed or linked to CDI) and maturity dates. The Group may mitigate its exposure by executing derivative transactions to match those benchmarks and duration gaps.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.10.2.2. Foreign currency risk
The Group has assets and liabilities in foreign currencies. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and other currencies. Operations include cash and short-term investments in multiple countries and total payment volume (“TPV”) processed in foreign exchange. Significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The total foreign currency results on the year ended December 31, 2024 was loss of R$ 19,811 (2023 - loss of R$ 13,580).
The Group uses derivatives elected for cash flow or fair value hedge accounting, to hedge the risk of foreign exchange fluctuation of debt in foreign currencies. All critical terms of the hedged item are matched with the hedging instrument.
The residual Group’s exposure to foreign currency changes for all other currencies considering the hedge instruments entered into is not material.
6.10.2.3. Risk Assessment: Value-at-Risk and Scenario Analysis
Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology.
The Group conducts a study on how market variables would impact the Group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day (thousands)	VaR 10 days (thousands)	VaR 60 days (thousands)

Interest rates	Accounts receivables from card issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	$811	$2,564	$6,280
Foreign currency exchange	USD denominated asset/liabilities/derivatives	$233	$737	$1,805
6.10.2.4 Equity price risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2024, R$ 32,629 (2023 - R$ 45,702) in equity securities (Note 6.3).
6.10.3. Liquidity risk
Cash flow forecasting is performed for the operating entities of the Group and then aggregated. Rolling forecasts of liquidity requirements are monitored to ensure the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal target liquidity and leverage ratios targets and, if applicable, external regulatory or legal requirements. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit business. Although the prepayment and credit activities is not an obligation for the Group it is a significant component of its revenues.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2024, the Group held short-term investments of R$ 517,874 (2023 - R$ 3,481,496) that are expected to be readily convertible into cash for managing liquidity.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

December 31, 2024
Retail deposits	8,704,809	—	—	—
Accounts payable to clients	17,756,720	50,674	—	—
Trade accounts payable	672,184	—	—	—
Institutional deposits and marketable debt securities	3,068,186	4,680,530	1,366,089	—
Other debt instruments	1,939,982	626,789	954,211	2,774,095
Other liabilities	281,073	236,822	—	—
	32,422,954	5,594,815	2,320,300	2,774,095

December 31, 2023
Retail deposits	6,119,455	—	—	—
Accounts payable to clients	19,163,672	35,455	—	—
Trade accounts payable	513,877	—	—	—
Institutional deposits and marketable debt securities	472,397	1,344,545	4,905,779	—
Other debt instruments	1,404,679	—	143,456	—
Other liabilities	119,526	160,079	250,425	—
	27,793,606	1,540,079	5,299,660	—
6.11. Fraud risk
The Group’s exposure to fraud risk is the risk that misuse, or wrongful or criminal deception will lead to financial loss for one of the parties involved on acquiring and banking transactions that the Group is required to cover. These fraud transactions include unauthorized use of lost or stolen cards, fraudulent applications, fraudulent cash-outs, counterfeit or altered cards, and the fraudulent use of a cardholder’s card number for card-not-present transactions.
While the costs of most fraud involving cards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:
•Where clients also contract anti-fraud services rendered by the Group entities; or
•Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.
The Group is also exposed to potential liability if fraudulent agents use false identities to access credit and banking products, which could increase credit risk exposure as well as the liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities. Failure to effectively manage risk and prevent fraud would increase credit liabilities and default rates of credit solutions, and subject the Group to potential fines by regulators.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.12. Financial instruments by category
6.12.1. Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio	1,063,119	—	—	1,063,119
Derivative financial instruments(a)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	529,414	—	—	529,414
	10,824,623	810,691	29,338,573	40,973,887

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Credit portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

(a)Derivative financial instruments as of December 31, 2024 of R$ 214,169 (2023 – R$ R$ 311,445) were designated as cash flow hedge accounting. Therefore, the effective portion of the hedge is accounted in OCI.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.2. Financial liabilities by category

	Amortized cost	FVPL	Total

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962	—	8,495,962
Other debt instruments(a)	2,411,334	1,988,645	4,399,979
Derivative financial instruments	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

December 31, 2023
Retail deposits	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Institutional deposits and marketable debt securities	3,971,078	—	3,971,078
Other debt instruments	1,548,134	—	1,548,134
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

(a)Debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
6.13. Fair value measurement
6.13.1. Assets and liabilities by fair value hierarchy
The following table presents an analysis of financial instruments measured at fair value by fair value hierarchy level:

	December 31, 2024		December 31, 2023
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments (a) (b)	550,503	I /II	3,527,198	I /II
Financial assets from banking solutions (b)	—	I	1,147,402	I
Accounts receivable from card issuers (c)	29,338,573	II	23,971,232	II
Derivative financial instruments (d)	260,188	II	4,182	II
	30,149,264		28,650,014

Liabilities measured at fair value
Other debt instruments (e)	1,988,645	II	—	II
Derivative financial instruments (d)	291,770	II	316,171	II
Other liabilities (f) (g)	201,195	III	410,504	III
	2,481,610		726,675

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
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formula explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 151,606 was recorded in the consolidated statement of financial position as of December 31, 2024 as a financial liability under Other liabilities (2023 - R$ 178,721).
As of December 31, 2024 and 2023, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
6.13.2. Fair value of financial instruments not measured at fair value
The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	1,063,119	962,465	250,747	250,877
	1,063,119	962,465	250,747	250,877
Financial liabilities
Accounts payable to clients	17,807,394	16,857,591	19,199,127	18,685,622
Institutional deposits and marketable securities	8,495,962	8,380,224	3,971,078	4,692,866
	26,303,356	25,237,815	23,170,205	23,378,488
6.14. Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for new opportunities.
In order to manage the capital structure of the Group, a framework is used to compare the Group’s existing capital with quantitative and qualitative indicators, including liquidity, credit ratings, regulatory requirements, and business cash and capital projections. Considering such framework, management can make, or may propose to the Board or shareholders when their approval is required, adjustments to the capital structure through several mechanisms such as repurchase of shares, returning capital to shareholders, distributing dividends, issuing new shares or selling assets to reduce leverage, among others.
The adjusted net cash as of December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023

Cash and cash equivalents	5,227,654	2,176,416
Short-term investments	517,874	3,481,496
Financial assets from banking solutions	8,805,882	6,397,898
Accounts receivable from card issuers	29,348,065	23,977,109
Derivative financial instruments (a)	257,575	629
Adjusted cash	44,157,050	36,033,548

Retail deposits	(8,704,809)	(6,119,455)
Accounts payable to clients	(17,807,394)	(19,199,127)
Institutional deposits and marketable debt securities	(8,495,962)	(3,971,078)
Other debt instruments (b)	(4,152,975)	(1,374,452)
Derivative financial instruments	(291,770)	(316,171)
Adjusted debt	(39,452,910)	(30,980,283)

Adjusted net cash	4,704,140	5,053,265

(a)Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars, and excludes the effects of call options.
(b)Borrowings and financing exclude the effects of leases liabilities recognized under IFRS 16.
Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
The Group has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer (“CRO”), who is ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.
7.    Other assets

	December 31, 2024	December 31, 2023

Customer deferred acquisition costs	227,799	190,239
Prepaid expenses (a)	134,210	189,371
Receivables from the sale of associates and subsidiaries (b)	55,469	18,676
Suppliers advances	27,167	35,835
Security deposits	14,032	14,230
Judicial deposits	13,317	22,507
Salary advances	12,073	10,837
Convertible loans	12,048	11,267
Other	33,299	25,400
	529,414	518,362

Current	370,255	380,854
Non-current	159,159	137,508

(a)These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of December 31, 2024, the balance includes prepaid software subscriptions and licenses in amount of R$$110,116 (2023 - R$ 32,639) and prepaid media in the amount of R$1,524 (2023 - R$114,260).
(b)Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies).
8.    Recoverable taxes

	December 31, 2024	December 31, 2023

Withholding income tax on finance income (a)	335,762	101,579
Income tax and social contribution (b)	19,430	9,584
Others withholding income tax	4,138	19,710
Contributions over revenue	2,936	544
Other taxes	10,166	14,922
	372,432	146,339

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
9.    Income taxes
9.1. Accounting policy
9.1.1. Current income and social contribution taxes
Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax regulations applied are those in force on the statement of financial position date in the countries where the Group operates and generates taxable income.
The Company is domiciled in the Cayman Islands which is an income tax free jurisdiction. Income of StoneCo from some investments outside the Cayman Islands is subject to withholding taxes in the countries where the investments are based. The withholding tax rate is generally 15%, which is treated as an income tax expense when no recovery of the tax withheld is expected.
The combined statutory rate applied to most entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity individually (no consolidated tax returns).
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
Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate sufficient future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Group that demonstrate expectation of future taxable profits according to management projections.
The income tax and social contribution expense is recognized in the consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in OCI, in which case the related deferred tax assets or liabilities are also recognized against OCI. In this case, the Group presents these items in the consolidated statement of other comprehensive income net of related tax effect.
Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, if appropriate.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
9.3. Reconciliation of income tax expense

	2024	2023	2022

Profit (loss) before income taxes	(1,017,629)	1,970,818	(387,290)
Brazilian statutory rate	34%	34%	34%
Tax income (expense) at the statutory rate	345,994	(670,078)	131,679

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	317,023	228,953	48,594
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	10,395	(290,039)
Research and development tax benefits ("Lei do Bem")	50,443	59,155	10,275
Interest payments on net equity (a)	25,294	—	560
Software business goodwill impairment loss (b)	(1,209,737)	—	—
Recognition of deferred income tax unrecognized in previous periods	20,533	24,156	1,292
Unrecognized deferred income tax in the period	(34,467)	(15,966)	(33,465)
Equity pickup on associates	136	(1,421)	(1,220)
Other tax incentives	13,746	8,123	3,827
Other permanent differences	(18,386)	(13,715)	(10,609)
Total tax expense	(489,421)	(370,398)	(139,106)
Effective tax rate	(48%)	19%	(36%)

Current income tax and social contribution	(527,919)	(345,813)	(292,172)
Deferred income tax and social contribution	38,498	(24,585)	153,066
Total tax expense	(489,421)	(370,398)	(139,106)

(a)Interest payments on net equity is a distribution to shareholders of Brazilian entities following a formula based on the capital of the entity and an annual rate determined by regulation which is tax deductible. Interest on net equity is carried out between the Group’s companies.
(b)As described in Note 11.4, the Group recognized an impairment loss on software business goodwill in the amount of R$3,558,049 on December 31, 2024. According to IAS 12 – Income Taxes, the recognition of a deferred tax liability on initial recognition of goodwill, as well on subsequent effects related with such initial recognition, is not permitted. Consequently, no deferred tax effect has been recognized on goodwill impairment.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
9.4. Deferred income taxes by nature

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2024

Assets at FVOCI	179,944	39,873	—	—	219,817
Losses available for offsetting against future taxable income	343,313	—	(40,392)	—	302,921
Other temporary differences	302,551	—	82,390	—	384,941
Tax deductible goodwill	42,625	—	(37,615)	—	5,010
Share-based compensation	123,211	—	37,037	—	160,248
Contingencies arising from business combinations	36,320	—	3,872	—	40,192
Technological innovation benefit	(9,038)	—	4,910	—	(4,128)
Temporary differences under FIDC	(224,733)	—	(54,572)	—	(279,305)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	42,868	(5,381)	(638,728)
Deferred tax, net	117,978	39,873	38,498	(5,381)	190,968

	December 31, 2022	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2023

Assets at FVOCI	215,730	(35,786)	—	—	179,944
Losses available for offsetting against future taxable income	385,634	—	(42,321)	—	343,313
Other temporary differences	273,625	—	28,926	—	302,551
Tax deductible goodwill	69,017	—	(26,392)	—	42,625
Share-based compensation	58,815	—	64,396	—	123,211
Contingencies arising from business combinations	51,313	—	(14,993)	—	36,320
Assets at FVPL	(993)	—	993	—	—
Technological innovation benefit	(31,557)	—	22,519	—	(9,038)
Temporary differences under FIDC	(147,924)	—	(76,809)	—	(224,733)
Intangible assets and property and equipment arising from business combinations	(693,936)	—	19,096	(1,375)	(676,215)
Deferred tax, net	179,724	(35,786)	(24,585)	(1,375)	117,978
9.5. Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$147,735 as of December 31, 2024 (2023 – R$133,710) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
10.    Property and equipment
10.1. Accounting policy
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (Note 10.5). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes Pin Pads & POS held by customers that have not been used in the past 180 or 360 days, depending on the category of customer.
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
The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2024.
The estimated useful lives for the Property and equipment are substantially as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 10
Facilities	5 – 10
Furniture and fixtures	10
Machinery and equipment	5 – 10
Vehicles and airplanes	2 – 10

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
10.3. Changes in Property and equipment

	December 31, 2023	Additions	Disposals (a)	Transfers	Effects of changes in foreign exchange rates	Business combination (b)	December 31, 2024

Cost
Pin Pads & POS	2,359,314	682,308	(107,770)	—	—	—	2,933,852
IT equipment	295,330	34,252	(32,050)	2,782	49	423	300,786
Facilities	77,594	6,583	(559)	19,609	—	—	103,227
Machinery and equipment	23,950	3,863	(4,935)	575	(1)	—	23,452
Furniture and fixtures	22,684	930	(268)	3,006	11	15	26,378
Vehicles and airplane	27,175	346	(47)	—	5	—	27,479
Construction in progress	30,962	28,265	(3,568)	(25,972)	—	—	29,687
Right-of-use assets - Equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - Vehicles	31,976	18,368	(29,271)	—	—	—	21,073
Right-of-use assets - Offices	179,154	89,022	(24,870)	—	117	—	243,423
	3,053,019	863,937	(203,535)	—	181	438	3,714,040
Accumulated depreciation
Pin Pads & POS	(1,065,406)	(535,996)	91,370	—	—	—	(1,510,032)
IT equipment	(172,517)	(55,960)	29,150	—	(204)	—	(199,531)
Facilities	(30,507)	(14,313)	544	—	638	—	(43,638)
Machinery and equipment	(20,039)	(6,890)	4,814	—	1,413	—	(20,702)
Furniture and fixtures	(6,798)	(2,390)	51	—	(34)	—	(9,171)
Vehicles and airplane	(5,468)	(3,092)	35	—	(15)	—	(8,540)
Right-of-use assets - Equipment	(1,150)	(53)	197	—	—	—	(1,006)
Right-of-use assets - Vehicles	(23,302)	(14,839)	28,384	—	—	—	(9,757)
Right-of-use assets - Offices	(65,935)	(34,879)	23,117	—	31	—	(77,666)
	(1,391,122)	(668,412)	177,662	—	1,829	—	(1,880,043)

Property and equipment, net	1,661,897	195,525	(25,873)	—	2,010	438	1,833,997

(a)Includes Pin Pad & POS derecognized for not being used by customers after a period of time. Includes also impairment losses of PinPads & POS in the amount of R$ 4,679 for cost and R$ 2,403 for accumulated depreciation.
(b)More details in Note 23.3.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	December 31, 2023

Cost
Pin Pads & POS	1,948,382	563,884	(152,952)	—	—	—	2,359,314
IT equipment	262,405	51,743	(27,612)	8,754	165	(125)	295,330
Facilities	91,820	2,488	(20,846)	4,669	(68)	(469)	77,594
Machinery and equipment	23,521	4,241	(2,702)	—	(93)	(1,017)	23,950
Furniture and fixtures	24,150	1,025	(3,413)	960	(16)	(22)	22,684
Vehicles and airplane	27,296	49	(14)	—	(5)	(151)	27,175
Construction in progress	50,320	192	(5,167)	(14,383)	—	—	30,962
Right-of-use assets - Equipment	4,823	64	(7)	—	—	—	4,880
Right-of-use assets - Vehicles	43,794	3,785	(15,603)	—	—	—	31,976
Right-of-use assets - Offices	205,450	29,405	(56,255)	—	—	554	179,154
	2,681,961	656,876	(284,571)	—	(17)	(1,230)	3,053,019
Accumulated depreciation
Pin Pads & POS	(740,468)	(455,632)	130,694	—	—	—	(1,065,406)
IT equipment	(145,406)	(53,143)	26,027	—	—	5	(172,517)
Facilities	(37,739)	(13,671)	20,618	—	—	285	(30,507)
Machinery and equipment	(18,571)	(4,463)	2,495	—	—	500	(20,039)
Furniture and fixtures	(7,054)	(2,316)	2,560	—	—	12	(6,798)
Vehicles and airplane	(2,437)	(3,123)	51	—	—	41	(5,468)
Right-of-use assets - Equipment	(1,031)	(129)	10	—	—	—	(1,150)
Right-of-use assets - Vehicles	(21,663)	(15,988)	14,349	—	—	—	(23,302)
Right-of-use assets - Offices	(66,414)	(36,846)	36,858	—	—	467	(65,935)
	(1,040,783)	(585,311)	233,662	—	—	1,310	(1,391,122)

Property and equipment, net	1,641,178	71,565	(50,909)	—	(17)	80	1,661,897
10.4. Depreciation and amortization charges
Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2024	2023	2022

Cost of services	688,491	606,639	529,793
General and administrative expenses	222,169	229,394	226,353
Selling expenses	38,734	42,148	43,879
Other income (expenses), net	—	—	301
Depreciation and Amortization charges	949,394	878,181	800,326
Depreciation charge	668,412	585,311	513,413
Amortization charge (Note 11.3)	280,982	292,870	286,913
Depreciation and Amortization charges	949,394	878,181	800,326
10.5. Impairment test
As of December 31, 2024, 2023 and 2022, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
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
11.1.2. Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2024 and 2023 the Group holds trademarks, patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
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
11.2. Significant judgments, estimates and assumptions
11.2.1. Estimated useful lives
Accounting for intangible assets requires to estimate the useful life of those assets for amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2024.
The useful lives for the intangible assets with definite lives are presented below:

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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
11.3. Changes in Intangible assets

	December 31, 2023	Additions	Disposals (a)	Software business goodwill impairment loss (b)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (c)	December 31, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,536)	(3,558,049)	—	—	10	45,787	2,078,115
Customer relationship	1,793,696	4,290	(8,054)	—	—	—	—	5,324	1,795,256
Trademarks and patents	550,999	2,067	(11,829)	—	—	—	—	—	541,237
Software	1,334,698	165,040	(172,031)	—	79,483	—	2,070	10,502	1,419,762
Non-compete agreement	26,024	—	—	—	—	—	—	—	26,024
Operating license	5,674	—	(5,674)	—	—	—	—	—	—
Software in progress	274,608	326,779	(17,230)	—	(79,143)	—	—	—	505,014
Right-of-use assets - Software	50,558	33,394	(1,121)	—	—	—	(2)	—	82,829
	9,671,160	531,570	(260,475)	(3,558,049)	340	—	2,078	61,613	6,448,237
Accumulated amortization
Customer relationship	(343,981)	(60,333)	990	—	—	—	—	—	(403,324)
Trademarks and patents	(20,219)	(9,401)	3,350	—	—	—	—	—	(26,270)
Software	(474,163)	(190,718)	154,787	—	(340)	(413)	(89)	—	(510,936)
Non-compete agreement	(12,834)	(4,872)	—	—	—	—	—	—	(17,706)
Operating license	(5,673)	—	5,673	—	—	—	—	—	—
Right-of-use assets - Software	(19,371)	(15,658)	3,130	—	—	—	—	—	(31,899)
	(876,241)	(280,982)	167,930	—	(340)	(413)	(89)	—	(990,135)

Intangible assets net	8,794,919	250,588	(92,545)	(3,558,049)	—	(413)	1,989	61,613	5,458,102

(a)Includes impairment losses of Software and Software in progress in the amount of R$ 138,337 for cost and R$ 136,433 for accumulated amortization.
(b)More details in Note 11.4.
(c)More details in Note 23.3.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2022	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	December 31, 2023

Cost
Goodwill - acquisition of subsidiaries	5,647,421	—	—	—	—	(10,358)	(2,160)	5,634,903
Customer relationship	1,793,405	6,285	(7,934)	—	—	—	1,940	1,793,696
Trademarks and patents	551,000	1	(2)	—	—	—	—	550,999
Software	1,162,311	220,627	(62,862)	23,160	681	(11,323)	2,104	1,334,698
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	66,820	254,664	(23,716)	(23,160)	—	—	—	274,608
Right-of-use assets - Software	88,254	34,163	(71,859)	—	—	—	—	50,558
	9,340,909	515,740	(166,373)	—	681	(21,681)	1,884	9,671,160
Accumulated amortization
Customer relationship	(278,032)	(70,690)	4,741	—	—	—	—	(343,981)
Trademarks and patents	(10,816)	(9,404)	1	—	—	—	—	(20,219)
Software	(337,935)	(184,397)	43,581	—	—	4,588	—	(474,163)
Non-compete agreement	(7,751)	(5,083)	—	—	—	—	—	(12,834)
Operating license	(6,108)	(16)	451	—	—	—	—	(5,673)
Right-of-use assets - Software	(67,935)	(23,280)	71,844	—	—	—	—	(19,371)
	(708,577)	(292,870)	120,618	—	—	4,588	—	(876,241)

Intangible assets, net	8,632,332	222,870	(45,755)	—	681	(17,093)	1,884	8,794,919
11.4. Impairment test
The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2024, the Group defined three CGUs, for which goodwill had been allocated to two of them, as follows:

		October 31, 2024		October 31, 2023
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them.	443,764,000	14,516,000	444,140	14,497
CGU 2 – Software (a)	This CGU includes technological solutions offered to the Group's customers.	1,630,501,000	245,171,000	5,147,296	248,422
CGU 3 –TAG (b)	Due to the specific service related to financial assets registration provided by this enterprise and its independence of the other Group’s CGUs, the Group considers TAG as a separate CGU.	—	—	—	—

(a)After recognition of impairment loss.
(b)As of December 31, 2023 UGC TAG, was presented together with UGC Pinpag, which was divested on 2024.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
As from 2023, the Group changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets to October 31 in order to better align the date with the timing of its financial budgeting and forecasting cycle. The recoverable amount of the Group’s CGUs as of October 31, 2024 and as of October 31, 2023 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2024 and 2023.
The key assumptions considered in value in use calculation for all of the Group’s CGUs are as follows:
•Free cash flow to equity for the five years forecasted period.
•Average annual growth rate of the free cash flows over the five years forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.
•Considered a pre-tax discount rate applied to discount future cash flows of between 11.12% and 11.83% (2023 – between 11.73% and 13.75%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.
•Considered a perpetuity growth rate of 5.00% (2023 – 6.00%), based on long-term local inflation and real growth.
As a result of the Group’s annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558,049 was recognized for CGU 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. As of October 31, 2023, there were no indicators of impairment of finite-life intangible assets.
The impairment was charged to goodwill of CGU 2 – Software against profit and loss (Software business goodwill impairment loss). The recoverable amount of CGU 2 on October 31, 2024 was estimated at R$ 4,402,426. After 3 years of the acquisition of Linx, the main asset of CGU 2, and as part of a strategic review performed during the fourth quarter of 2024, the Group revisited the strategy for the Software segment, as well as the achievable potential synergies of that segment with the Financial Services segment. As result of the strategic review, the Group reduced the estimates of both expected revenue growth and of synergies of CGU 2 which resulted in an impairment loss.
For CGU 1 and CGU 3, management did not identify an impairment. The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (ii) an increase of 100 basis points in the pre-tax discount rate; and (iii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis did not indicate an impairment loss on the CGUs 1 and 3 carrying amounts.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
12.    Taxes payable

	December 31, 2024	December 31, 2023

Income tax (IRPJ and CSLL) (a)	385,819	366,366
Contributions over revenue (PIS and COFINS) (b)	95,026	76,719
Withholding income tax	45,896	43,238
Taxes on services (ISS) (b)	14,802	13,367
Withholding taxes from services taken (c)	5,230	5,392
Social security levied on gross revenue (INSS)	3,927	1,239
Other taxes and contributions	9,550	7,978
	560,250	514,299

(a)Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2024, the amount of R$ R$ 365,629 (R$ R$ 356,599 on December 31, 2023) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against taxes payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).
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
The following transactions were carried out with related parties:

	2024	2023	2022

Sales of services
Associates (legal and administrative services) (a)	11	153	86
Entity controlled by management personnel (b)	—	6	3
	11	159	89
Purchases of goods and services
Associates (transaction services) (b)	(2,642)	(3,207)	(1,800)
	(2,642)	(3,207)	(1,800)

(a)Related to services provided to Trinks, APP, and Tablet Cloud in 2023 and 2024, as well as Banco Inter S.A. (“Banco Inter”), Zurich Brasil Companhia de Seguros (“Zurich”), and Genova Corretora de Seguros ltda. (“Genova”) in 2023.
(b)Related mainly to expenses paid to Trinks, RH Software, APP, Agilize, Tablet Cloud, and Neomode in 2023 and 2024, as well as Banco Inter in 2023 for consulting services, marketing expenses, sales commissions, and software licenses for new customer acquisition.
Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2024, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Retail deposits is R$108 (2023 – R$ 253).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
13.1. Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31, 2024	December 31, 2023

Loans to associate	613	2,512
Receivables from related parties	613	2,512
As of December 31, 2024, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
13.2. Key management personnel compensation
Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2024, 2023 and 2022, compensation expense was as follows:

	2024	2023	2022

Short-term benefits	70,790	64,904	45,169
Share-based payments (Note 20.4)	66,523	86,215	64,038
	137,313	151,119	109,207
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
If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole, even if the likelihood of an outflow for a specific claim included in the same class of obligations may be small. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
14.2. Significant judgments, estimates and assumptions
Possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed.
For probable losses, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, the Group continues to assess the probability and the amount of the losses considered probable on a case-by-case basis.
14.3. Probable losses, provided for in the statement of financial position
The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the changes of the liabilities during 2024 and 2023 are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	46,723	38,533	23,607	108,863
Reversals	(22,598)	(24,624)	(55,816)	(103,038)
Interest	3,846	3,218	19,613	26,677
Payments	(17,433)	(1,882)	(14,697)	(34,012)
Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	58,954	72,982	2	131,938
Reversals	(23,939)	(31,106)	(15,667)	(70,712)
Interest	4,770	7,656	13,827	26,253
Payments	(31,185)	(17,745)	(10,009)	(58,939)
Balance as of December 31, 2024	44,462	71,492	121,452	237,406
14.3.1. Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 24,486 as of December 31, 2024 (2023 - R$ 18,556) and (ii) banking, totaling R$ 16,027 as of December 31, 2024 (2023 - R$ 12,559).
14.3.2. Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding and the provision recognized represents the best estimate of the expenditure required to settle the obligation.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
14.4. Possible losses, not provided for in the statement of financial position
The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the advice of the legal counsel, for which no provision was recognized:

	December 31, 2024	December 31, 2023

Civil	64,104	50,762
Labor	2,227	2,179
Tax	95,882	181,163
Total	162,213	234,104
14.4.1. Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 22,099 as of December 31, 2024 (2023 - R$ 19,945); and (ii) software, amounting to R$ 29,076 as of December 31, 2024 (2023 - R$ 28,412). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 26,835 as of December 31, 2024 (2023 - R$ 25,596).
The Group is also involved in a securities class action related to its credit product. However, due to the early stages of litigation and the lack of economic expert analysis or the benefit of discovery, we do not believe potential damages can be reasonably quantified or estimated.
14.4.2. Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
14.4.3. Tax litigations
The nature of the tax litigations is summarized as follows:
An action for annulment of tax debts regarding the tax assessment issued by the State tax authorities alleging that the Group would have leased equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations are analogous to telecommunications services and therefore would be subject to State tax at the rate of 25% plus a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of December 31, 2024, the updated amount recorded as a probable loss is R$ 30,962 (2023 - R$ 27,937), and the amount of R$ 30,658 (2023 - R$ 29,727) is considered as a possible loss (contingency arising from the acquisition of Linx).
During 2023 and 2024, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a win and the consequent reduction of the amounts being claimed, as of December 31, 2024, the updated amount of the claims is R$ 41,579 (2023 - R$ 129,141).

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
14.5. Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2024 is R$ 13,317 (2023 - R$ 22,507), which are included in Other assets in the non-current assets.
15.    Equity
15.1. Authorized capital
On December 31, 2024 and 2023, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
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
The changes in the number of shares during 2024 and 2023 are summarized below:

	Number of shares
	Class A	Class B	Total

At December 31, 2022	294,124,829	18,748,770	312,873,599
Vested awards (a)	1,373,921	—	1,373,921
At December 31, 2023	295,498,750	18,748,770	314,247,520
Conversions	1,823,680	(1,823,680)	—
At December 31, 2024	297,322,430	16,925,090	314,247,520

(a)In 2023, the Company delivered1,373,921 shares, due to vesting of RSUs.
15.3. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
During the years presented, the Board of Directors approved programs to repurchase outstanding Class A common shares as detailed in the table below:

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of programs as of December 31, 2024
September-23	300,000	292,745	Program completed
November-23	1,000,000	981,345	Program completed
November-24	2,000,000	608,339	Program in progress
The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin Pagamentos S.A., which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards (Note 20.4.1); (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.
During the year ended December 31, 2024, the changes in treasury shares correspond to (i) repurchase of 24,090,491 Class A shares in the amount of R$1,587,332; (ii) delivery of 1,017,725 shares due to the vesting of RSUs awards; (iii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iv) delivery of 16,639 shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as a form of payment.
As of December 31, 2024 the Company holds 28,234,941 Class A common shares in treasury (December 31, 2023 - 5,311,421).
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
The incentives shares granted were classified and recognized as equity settled transaction. During 2024 and 2023, there were no repurchases of Class A common shares. The participants of the plan were granted 5,321,769 Incentive Shares. In December 31, 2024, there were still 162,152 shares subjected to the lock-up period (2023 - 325,407).
15.5. Other comprehensive income
Other comprehensive income represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Group transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2024 and 2023:

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024	December 31, 2023

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(38,910)	(41,266)
Accounts receivable from card issuers at fair value	(425,753)	(348,529)
Unrealized loss on cash flow hedge	(125,532)	(197,188)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Fair value of equity instruments designated at fair value	291,623	254,353
Effects of hyperinflationary accounting	11,524	12,181
Total	(287,048)	(320,449)
16.    Earnings (loss) per share
16.1. Accounting policy
Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the controlling shareholders by the weighted average number of common shares outstanding during the year.
Diluted earnings (loss) per share considers the number of shares outstanding for the purposes of Basic earnings (loss) plus (when dilutive) the number of potentially issuable shares computed following the treasury stock method, as required by IAS 33 - Earnings per share. All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
For share-based transactions, a calculation is done to determine the number of shares issuable, based on the number of shares granted adjusted by the difference between (i) the weighted average quoted market price during the period, and (ii) the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments.
16.2. Numerator of earnings (loss) per share
In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2024	2023	2022

Net income (loss) attributable to controlling shareholders	(1,515,222)	1,592,065	(519,417)
Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	2024	2023	2022

Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)
Adjustments for expenses (revenues) related to potential common shares included in the net income attributable to controlling shareholders (a)	—	(79,062)	—
Numerator of diluted EPS	(1,515,222)	1,513,003	(519,417)

(a)Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions. However, due to the loss for the year ended December 31, 2022, these instruments have a non-diluting effect, therefore, they were not considered in the total numerator of diluted loss per share. As of December 31, 2024 the Company has no convertible instruments related to contingent consideration.
16.3. Basic and Diluted earnings (loss) per share
The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2024, 2023 and 2022 (in thousands except share and per share amounts):

	2024	2023	2022

Numerator of basic EPS	(1,515,222)	1,592,065	(519,417)

Weighted average number of outstanding shares	301,514,333	312,574,647	308,905,398
Weighted average number of contingently issuable shares with conditions satisfied	180,846	12,941	—
Denominator of basic EPS	301,695,179	312,587,588	311,880,008

Basic earnings (loss) per share - R$	(5.02)	5.09	(1.67)

Numerator of diluted EPS	(1,515,222)	1,513,003	(519,417)

Denominator of basic EPS	301,695,179	312,587,588	311,880,008
Share-based instruments (a) (Note 16.3.1)	—	6,679,569	—
Denominator of diluted EPS	301,695,179	319,267,157	311,880,008

Diluted earnings (loss) per share - R$	(5.02)	4.74	(1.67)

(a)Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the years ended December 31, 2022 and 2024, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
16.3.1. Detail of potentially issuable common shares for purposes of Diluted EPS
For the year ended December 31, 2023, the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

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
The revenue from contracts with clients of the Group is presented as follows.
17.1.1.1. Transaction activities and other services
For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognizes the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
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
Other services mainly comprises:
•Membership fee from customers is one-time charge for specific products for which there is not a recurring fee for the use of Pin Pads & POS. Revenue up to December 31, 2023 was recognized at agreement inception when all risks and benefits of the transaction are transferred to the customer and the Group obtains the contractual rights related to fee. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change from the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 17.3.
•Fees charged to customers for services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange as fees from transactions on other networks using credit and debit card issued by the Group), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transactions date.
17.1.1.2. Subscription services and equipment rental
For software solutions and equipment rental the Group’s core performance obligations are to provide: (a) recurring subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based, where the client has no right to end the contract and become the owner of the software, and revenues related to technological support, help desk, equipment rental and software hosting services; (b) non-recurring services, such as implementation services, personalization, training, and other services; and (c) operating leases of electronic capture equipment to clients.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
17.1.1.4. Costs to obtain and fulfill a contract
The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2024, the Group had a carrying amount of R$ 227,799 (2023 – R$ 190,239) recognized under Other assets and R$ 95,627 (2023 – R$ 110,035 and 2022 – R$ 97,982) as amortization recognized in the statement of profit or loss.
17.1.2. Financial income
Comprised mainly of:
•discount fees charged for the prepayment to clients of their installment receivables. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full when the amount is prepaid to the client;
•interest income over floating account balances; and
•interest income on loans.
A loan is considered in default if there is any indication that it will not be fully honored even if the loan is not in arrears.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”) (a)	0.65% - 1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	3.00% - 7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00% - 5.00%	2.00% - 5.00%	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 17.3) against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 8) and are offset on a monthly basis against Taxes payable (Note 12) and presented net, as the amounts are due to the same tax authority.
(b)ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 17.3) against tax liabilities. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.
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
17.2. Significant judgments, estimates and assumptions
17.2.1. Expected life of merchants
The Group estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.
The estimate is revised annually, and is related to the average time expected for the merchants to process transactions with the Group, over the customers' life cycles.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
17.3. Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 17.1.1.1. All other revenue and income are recognized over time.
The Group has recognized revenue to those membership fees in the amount of R$124,811 as of December 31, 2024 (2023 - R$ 315,919). As of December 31, 2024 the Group billed R$ 286,266 in membership fees (2023 - R$ 315,919).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 54,106 of registry business fee in December 31, 2024 (2023 - R$ 113,897 and 2022 - R$ 164,280)
18.    Expenses by nature

	2024	2023	2022

Software business goodwill impairment loss (Note 11.4)	3,558,049	—	—
Personnel expenses (Note 20.3)	2,972,591	2,731,089	2,508,567
Transaction and client services costs (a)	1,483,115	1,279,366	1,069,082
Marketing expenses and sales commissions (b)	993,014	772,910	632,137
Depreciation and amortization (Note 10.4)	949,394	878,181	800,326
Third party services	289,330	261,281	332,081
Other	336,383	188,288	262,658
Total	10,581,876	6,111,115	5,604,851

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(b)Refers to marketing and advertising expenses as well as commissions paid to sales related partnerships.
19.    Financial expenses, net

	2024	2023	2022

Finance cost of sale of receivables (Note 22.2.5)	2,544,359	3,195,130	2,463,298
Interest on bonds	263,691	402,231	385,681
Other interest on borrowings and financing (Note 6.8.3)	792,702	293,210	548,009
Foreign exchange gains	(19,811)	(13,580)	(3,958)
Other	112,665	122,474	121,709
Total	3,693,606	3,999,465	3,514,739
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
The Group has occasionally granted share-based instruments on an individual or collective basis to reward extraordinary performance (Special Recognition Equity Awards). Such special recognition equity awards are not part of the goals-based variable compensation but rather are granted unilaterally by the Group and have a vesting schedule and /or performance conditions defined on an ad-hoc basis.
The annual “equity bonus”, hiring bonus and special recognition equity awards are part of the Long-Term Incentive Plan (¨LTIP¨) that enables the grant of share-based instruments to employees and other service providers with respect to the Class A common shares.
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
Service and non-market performance conditions are not taken into account when determining the grant date fair value of the instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an instrument, but without an associated service requirement, are considered to be non-vesting conditions.
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

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
20.2. Significant judgments, estimates and assumptions
20.2.1. Share-based payment
Estimating fair value for share-based instruments requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Group uses the following methodologies to estimate fair value:
•estimation of fair value based on equity transactions with third parties close to the grant date; and
•other valuation techniques including option pricing models such as Black-Scholes;
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.
20.3. Employee benefits expenses

	2024	2023	2022

Wages and salaries	2,107,677	1,923,480	1,727,760
Social security costs	460,311	335,081	353,789
Profit-sharing and annual cash bonus	171,931	221,289	213,942
Share-based payments	232,672	251,239	213,076
	2,972,591	2,731,089	2,508,567
20.4. Share-based payment plans
As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).
The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,600 employees (10.6% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (1.3% of total employees) currently have instruments outstanding.
While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Group level performance goals. Whereas all PSUs vesting are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.
On December 31, 2024, 24,686 vested RSUs were pending settlement by issuance of shares (December 31, 2023 - R$ null).
The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2024, 2023 and 2022.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	Equity
	RSU	PSU	Options	Total
Number of shares
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747
Granted	5,293,655	1,141,273	—	6,434,928
Vested	(2,149,169)	—	—	(2,149,169)
Cancelled	(2,222,150)	(156,592)	—	(2,378,742)
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,649,962	1,329,735	—	4,979,697
Vested (a)	(1,340,877)	—	—	(1,340,877)
Cancelled	(2,034,864)	(3,743,400)	(1,386)	(5,779,650)
Balance as of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
(a)The Group delivered 1,017,725 treasury shares for the plan beneficiaries after withholding taxes.
20.4.1. Restricted share units ("RSU")
RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 2 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.
Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value (a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018(b)	From 4 to 9 years of service	R$ 88.80	1.54	1,043,339
2019	From 5 to 10 years of service	R$ 136.08	1.67	5,114
2020	From 5 to 10 years of service	R$ 163.18	3.12	170,257
2021	From 1 to 10 years of service	R$ 348.49	3.68	451,626
2022	From 1 to 10 years of service	R$ 49.56	1.57	4,457,979
2023	From 1 to 9 years of service	R$ 52.22	1.99	3,347,500
2024	From 1 to 8 years of service	R$ 76.50	2.27	3,227,963
				12,703,778

(a)Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
(b)All performance conditions related with this grant were already satisfied.
20.4.2.    Performance share units ("PSU")
PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 3.3 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. As detailed in Note 20.4.2.1, during 2024 some awards were modified to include an internal financial metric. If the minimum performance condition is not met the PSUs will not be delivered.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
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
Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value		Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards

2022	From 1 to 5 years of service and achievement of a specified TSR	R$	2.71	76.5% to 83.3%	2.18%to 4.34%	3.17	3,719,167
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$	4.06	73.8% to 83.4%	3.95% to 5.60%	3.22	842,481
2024	From 1 to 5 years of service and achievement of a specified TSR	R$	11.64	42.7% to 77.9%	3.72% to 5.32%	3.7	1,329,735
							5,891,383
20.4.2.1 Modification of Performance share units ("PSU")
In 2024, the Group made modifications to 3,880,096 PSU awards. The modification introduces alternative conditions as market performance for some PSU awards, and also considers an internal financial metric (adjusted by any potential capital distributions) to all of them. This change results in a higher fair value for each award, as measured by the Group through the assessment of both original and modified award fair values at the modification date, leading to an incremental fair value. This modification was also accompanied by an extension of the vesting periods, leading to a weighted average increase of one year in the vesting timeline for the PSU awards.
The fair value of the instruments was estimated on the modified date based on: i) the fair value of equity instruments and the exchange rate, both as of the modified date, and ii) the Black-Scholes-Merton pricing model, which had two inputs: risk–free interest rate and annual volatility, based on Company’s historical stock price.
The average incremental fair value of the modified awards is R$ 13.74, resulting in an impact of R$ 22,267 in 2024.
20.4.3. Options
The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.
Information on the stock options is summarized as follows (amounts in R$ and in USD):

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	50.00%	0.5 to 5.5	12,657	USD 24.00	38,613
2019	From 3 to 5 years of service	R$ 81.71	69.80%	1.5	1,935	USD 30.00	5,160
							43,773
20.4.4. Share-based payment expenses
The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$232,672 (2023 - R$ 251,239 and 2022 - R$ 213,076).
20.5. Labor and social security liabilities

	December 31, 2024	December 31, 2023

Accrued annual payments and related social charges	494,706	435,915
Labor liabilities and related social charges	123,154	114,135
Total labor and social security liabilities	617,860	550,050
Current	578,345	515,749
Non-current	39,515	34,301

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
21.    Transactions with non-controlling interests
The main transactions of non-controlling interests with the controlling shareholders were:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to controlling shareholders	Consideration paid or payable to non-controlling interests

Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (a)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (b)	—	3,849	—	—
For the year ended December 31, 2022	(60)	(17,079)	—	2,829

Transactions between subsidiaries and shareholders:
Equity transaction with non-controlling interests	—	49	—	—
Equity transaction related to put options over non-controlling interest	—	(3,904)	—	—
For the year ended December 31, 2023	—	(3,855)	—	—
Transactions between subsidiaries and shareholders:
Equity transaction related to put options over non-controlling interest	—	1,028	—	—
For the year ended December 31, 2024	—	1,028	—	—

(a)On October 18, 2022, the Group lost control of its subsidiary StoneCo CI following a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on StoneCo CI is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of StoneCo CI. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, STNE Par fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.
(b)Arising from the business combination between Reclame Aqui and Hubcount.
22.    Other disclosures on cash flows
22.1. Non-cash transactions
22.1.1. Operating activities

	2024	2023	2022

Changes in the fair value of accounts receivable from card issuers at FVOCI	(117,097)	98,283	(253,181)
Fair value adjustment on equity instruments/listed securities designated at FVOCI	1,623	1,912	(6,971)
22.1.2. Investing activities

	2024	2023	2022

Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	140,784	67,417	63,910

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
22.1.3. Financing activities

	2024	2023	2022

Unpaid consideration for acquisition of non-controlling shares	579	725	1,498
Shares of the Company delivered at Reclame Aqui acquisition	—	—	169,864
22.2. Items breakdown
22.2.1. Fair value adjustment in financial instruments designated at FVPL

	2024	2023	2022

Fair value adjustment on loans designated at FVPL	—	(127,137)	(326,491)
Adjustment on FIDC obligations designated for fair value hedge	437,347	—	—
Fair value adjustment on equity securities designated at FVPL	4,131	30,574	(853,056)
Fair value adjustment in financial instruments designated at FVPL	441,478	(96,563)	(1,179,547)
22.2.2. Interest income received, net of costs

	2024	2023	2022

Interest income received on accounts payable to clients	7,122,635	5,962,063	4,521,948
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(2,544,359)	(3,195,130)	(2,463,298)
Interest income received, net of costs	4,578,276	2,766,933	2,058,650
22.2.3. Purchases of property and equipment

	2024	2023	2022

Additions of property and equipment (Note 10.3)	(863,937)	(656,876)	(692,206)
Additions of right of use (IFRS 16) (Note 10.3)	107,390	33,254	47,182
Payments from previous year	(65,348)	(176,835)	(51,614)
Purchases unpaid at year end	57,413	65,348	176,835
Prepaid purchases of POS	—	(1,135)	102,070
Purchases of property and equipment	(764,482)	(736,244)	(417,733)
22.2.4. Purchases and development of intangible assets

	2024	2023	2022

Additions of intangible assets (Note 11.3)	(531,570)	(515,740)	(288,004)
Additions of right of use (IFRS 16) (Note 11.3)	33,394	34,163	16,728
Payments from previous year	(14,117)	(6,593)	(41,898)
Purchases unpaid at year end	5,015	14,117	6,593
Capitalization of borrowing costs	—	—	1,069
Purchases and development of intangible assets	(507,278)	(474,053)	(305,512)

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
22.2.5 Proceeds from the disposal of non-current assets

	2024	2023	2022

Net book value of disposed assets (Notes 10.3 and 11.3)	118,414	96,664	202,519
Net book value of disposed Leases	(4,623)	(21,225)	(52,164)
Loss on disposal of property and equipment and intangible assets	(29,365)	(66,200)	(25,347)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	—	—	(61,316)
Disposal of Pinpag property, equipment and intangible assets, including goodwill	(59,176)	—	—
Disposal of Cappta property, equipment and intangible assets	—	1,767	—
Outstanding balance	(23,504)	(10,470)	(36,684)
Proceeds from the disposal of non-current assets	1,746	536	27,008
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
The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Group recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriate.
Subsequently to the initial recognition of property and equipment and intangible assets identified, the Group records the depreciation and amortization over the useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.
Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.
Any contingent consideration to be transferred by the acquirer is recognized as a liability at fair value on acquisition date. Subsequent changes in the fair value of this liability is recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill and indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually or whenever there is an indication that it may be impaired (Note 11.4).
23.2. Significant judgments, estimates and assumptions
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.
23.3. Trinks acquisition
On May 2, 2024, the Group obtained the control of Trinks with a 100% equity interest buying shares from selling shareholders. Trinks was previously an associate and accounted for under the equity method. The Group previously held an equity interest of 19.9% in Trinks which was acquired on November 25, 2019. Trinks is an unlisted enterprise based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.
23.3.1.    Financial position of the businesses acquired
The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.1.1. Trinks

Fair value	Trinks (as of May 2, 2024) (a)

Cash and cash equivalents	991
Short-term-investments	1,788
Trade accounts receivable	1,379
Recoverable taxes	158
Property and equipment	438
Intangible assets - Customer relationship	5,324
Intangible assets - Software	10,502
Other assets	243
Total assets	20,823

Trade accounts payable	187
Labor and social security liabilities	1,840
Taxes payable	252
Deferred tax liabilities	5,381
Total liabilities	7,660

Net assets and liabilities	13,163
Consideration paid (Note 23.3.3)	58,950
Goodwill	45,787

(a)Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final. In the assessment, the Group identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 23.3.2.
23.3.2.    Intangible assets recognized from business combinations
The assumptions used in the measurement of fair value of intangible assets identified in the business combination are as below.
23.3.2.1. Customer relationship

Trinks

Amount	5,324
Method of evaluation	MEEM (a)
Estimated useful life (b)	4 years, 5 months
Discount rate (c)	17.1%
Source of information	Acquirer’s management internal projections

(a)Multi-Period Excess Earnings Method (“MEEM”).
(b)Useful lives were estimated based on internal benchmarks.
(c)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.2.2. Software

Trinks

Amount	10,502
Method of evaluation	Relief from royalties
Estimated useful life (a)	5 years
Discount rate (b)	17.1%
Source of information	Acquirer’s management internal projections

(a)Useful lives were estimated based on internal benchmarks.
(b)Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.
23.3.3. Consideration paid
The consideration paid on business combination comprises the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the final assessments is presented as follows.
23.3.3.1. Trinks

Trinks

Cash consideration paid to the selling shareholders	10,045
Cash consideration to be paid to the selling shareholders	29,890
Previously held equity interest in the acquire, at fair value (a)	11,728
Contingent consideration (b)	7,287
Total	58,950

(a)Refers to the interest in Trinks' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$7,406 for the remeasurement of the previously held 19.9% interest in Trinks to fair value, of R$11,728, compared to its carrying amount, of R$4,322.
(b)Refers to contingent consideration that may be paid in 2025 and 2027. The amount is based on predetermined formulas which consider mainly internal metrics and the expected net revenue of Trinks at the end of 2024 and 2026.
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
•Software: The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The Group used and continues to use Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer (“CEO”) and the Board of Directors, about the performance of each segment.

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)
24.2. Segmented statement of profit or loss

	2024
	Financial services	Software	Non allocated

Total revenue and income	11,689,278	1,562,682	5,494

Cost of services	(2,721,356)	(667,755)	(16)
Administrative expenses	(710,917)	(280,598)	(2,561)
Selling expenses	(1,763,161)	(341,160)	(1,154)
Financial expenses, net	(3,640,533)	(35,300)	(74)
Other income (expenses), net	(340,863)	(21,301)	—
Total adjusted expenses	(9,176,830)	(1,346,114)	(3,805)

Loss on investment in associates	—	(80)	479
Adjusted profit before income taxes	2,512,448	216,488	2,168

Income taxes and social contributions	(492,474)	(38,154)	(428)
Adjusted net income for the year	2,019,974	178,334	1,740

	2023
	Financial Services	Software	Non allocated

Total revenue and income	10,495,422	1,492,206	67,375

Cost of services	(2,309,021)	(670,878)	(2,859)
Administrative expenses	(729,204)	(290,494)	(32,676)
Selling expenses	(1,373,202)	(304,448)	(20,626)
Financial expenses, net	(3,902,800)	(50,383)	(930)
Other income (expenses), net	(383,150)	(25,652)	(481)
Total adjusted expenses	(8,697,377)	(1,341,855)	(57,572)

Loss on investment in associates	(4,608)	446	(17)
Adjusted profit before income taxes	1,793,437	150,797	9,786

Income taxes and social contributions	(356,803)	(36,953)	(2,768)
Adjusted net income for the year	1,436,634	113,844	7,018

Notes to Consolidated Financial Statements
Years ended December December 31, 2024, 2023 and 2022
(In thousands of Brazilian Reais, unless otherwise stated)

	2022
	Financial services	Software	Non allocated

Total revenue and income	8,083,548	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,426,148)	(56,176)	(1,067)
Other income (expenses), net	(296,785)	(18,267)	(24,659)
Total adjusted expenses	(7,596,493)	(1,303,935)	(98,371)

Loss on investment in associates	(409)	(1,355)	(1,825)
Adjusted profit (loss) before income taxes	486,646	114,551	(14,641)

Income taxes and social contributions	(124,857)	(49,811)	(1,352)
Adjusted net income (loss) for the year	361,789	64,740	(15,993)
24.3. Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2024	2023	2022

Adjusted net income – Financial services	2,019,974	1,436,634	361,789
Adjusted net income (loss) – Software	178,334	113,844	64,740
Adjusted net income (loss) – Non allocated	1,740	7,018	(15,993)
Segment adjusted net income	2,200,048	1,557,496	410,536

Adjustments from adjusted net income to consolidated net income (loss):
Mark-to-market from the investment in Banco Inter	—	30,574	(853,056)
Amortization of fair value adjustment (a)	(122,798)	(92,399)	(138,601)
Software business goodwill impairment loss (Note 11.4)	(3,558,049)	—	—
Other expenses (b)	(67,887)	78,623	17,810
Tax effect on adjustments	41,636	26,126	36,915
Consolidated net income (loss)	(1,507,050)	1,600,420	(526,396)

(a)Related to acquisitions. Consists of expenses resulting from the changes in the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets.