Form 20-F
period 2025-12-31
StoneCo Ltd.
filed 2026-04-23
CIK 1745431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Diego Ventura Salgado, Chief Financial Officer and Investor Relations Officer
Tel: +55 (11) 3004-9680 –diego.salgado@stone.com.br
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

Title of Class	Number of Shares Outstanding
Class A common shares, par value US$0.000079365 per share	232,663,503
Class B common shares, par value US$0.000079365 per share	16,241,164

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐
No ☒

FORM 20-F 26FY25	i

FORM 20-F 26FY25	ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this annual report to “StoneCo” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to StoneCo Ltd., together with its consolidated subsidiaries, and Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”), Agilize Contabilidade Holdings Limited (“Agilize”), Dental Office S.A. (“Dental Office”) and Delivery Much Tecnologia S.A. (“Delivery Much”) being entities on which we have a significant influence and minority interest in but do not consolidate.
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
FINANCIAL STATEMENTS
We prepare our consolidated financial statements in accordance with the IFRS® Accounting Standards, as issued by the International Accounting Standards Board - IASB (“IFRS Accounting Standards”). We maintain our books and records in Brazilian reais. Unless otherwise noted, our financial information presented herein as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is stated in reais, our functional and presentation currency. The financial information contained in this annual report includes our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements.
The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.
FINANCIAL INFORMATION IN U.S. DOLLARS
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. See “—Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Table of Contents	FORM 20-F 26FY25	1

SELECTED FINANCIAL DATA
You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects”, our financial statements and the related notes appearing elsewhere in this annual report.
The summary statement of profit or loss data and statement of financial position data as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023 have been derived from our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards.
In the second quarter of 2025, we entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”) and certain other software assets (together, the “Software Businesses”), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale and discontinued operations (the divestment of Simplesvet was finalized in August 2025, while the Software Businesses transaction was completed in February 2026). Accordingly, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified as applicable. Assets included in disposal groups classified as held for sale as well as its related liabilities are presented separately as current items in the statement of financial position. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Additionally, cash flows from discontinued operations are included in the consolidated statement of cash flows. Finally, the internal reporting structure and the performance measures were revised to focus on a single consolidated view of our continuing operations and the comparative periods were adjusted to reflect this presentation. For additional information, see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments”.

Table of Contents	FORM 20-F 26FY25	2

Table 1: Income Statement

	For the Year Ended December 31,
	2025	2025	2024 (Recast)	2023 (Recast)
	(US$) (a)	(R$)
	(in millions, except amounts per share)

Net revenue from transaction activities and other services	453.1	2,493.1	3,128.9	3,144.4
Net revenue from subscription services and equipment rental	161.6	889.3	746.2	717.4
Financial income	1,820.5	10,017.3	7,676.2	6,229.3
Other financial income	137.1	754.1	498.3	670.1
Total revenue and income from continuing operations	2,572.3	14,153.8	12,049.6	10,761.2
Cost of services	(611.6)	(3,365.4)	(2,832.5)	(2,370.2)
Administrative expenses	(167.5)	(921.7)	(845.5)	(902.2)
Selling expenses	(390.3)	(2,147.8)	(1,840.0)	(1,432.9)
Financial expenses, net	(814.1)	(4,479.3)	(3,660.2)	(3,956.2)
Mark-to-market on equity securities designated at FVPL	—	—	—	30.6
Other income (expenses), net	(81.3)	(447.5)	(386.2)	(217.1)
Gain (loss) on investment in associates	(0.4)	(2.5)	0.4	(3.7)
Profit (loss) before income taxes from continuing operations	507.0	2,789.8	2,485.6	1,909.6
Income tax and social contribution	(75.0)	(412.8)	(464.9)	(355.0)
Net income (loss) for the year from continuing operations:	432.0	2,377.1	2,020.6	1,554.6

Net income (loss) for the year from discontinued operations	(6.9)	(37.9)	(3,527.7)	45.8
Net income (loss) for the year	425.1	2,339.2	(1,507.1)	1,600.4

Controlling shareholders from continuing operations	429.0	2,360.7	2,016.4	1,549.3
Non-controlling interests from continuing operations	3.0	16.4	4.2	5.3

Controlling shareholders from discontinued operations	(7.4)	(41.0)	(3,531.6)	42.8
Non-controlling interests from discontinued operations	0.6	3.1	3.9	3.0

Earnings per share of continuing operations
Basic earnings per share for the year attributable to controlling shareholders (in Brazilian reais)(b)	1.61	8.85	6.68	4.96
Diluted earnings per share for the year attributable to controlling shareholders (in Brazilian reais)(b)	1.57	8.63	6.54	4.61

Earnings per share of discontinued operations
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)(b)	(0.03)	(0.15)	(11.70)	0.13
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)(b)	(0.03)	(0.15)	(11.45)	0.13

Other data:
Adjusted net income for continuing operations (in millions)(c)	450.2	2,477.2	2,108.2	1,437.2
TPV (in billions)(d)	101.9	560.9	516.2	438.3
Active payment clients (in thousands)(e)	n.a.	4,803.5	4,172.7	3,522.1

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(b)
Calculated by dividing net income or loss for the year attributed to controlling shareholders, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year. See note 16 to our audited consolidated financial statements.

(c)
In the table below, we have provided a reconciliation of adjusted net income to our net income (loss) for continuing and discontinued operations for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS Accounting Standards. Note that, as of March, 2023, we stopped adjusting for share-based compensation expenses in our adjusted results.

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

Table of Contents	FORM 20-F 26FY25	3

Table 2: Reconciliation of adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2025	2025	2024 (Recast)	2023 (Recast)
	(US$)(a)		R$
		(in millions)
Consolidated net income from discontinued operations	(6.9)	(37.9)	(3,527.7)	45.8
Adjustments from net income to adjusted net income from continuing operations:
Amortization of fair value adjustment(c)	10.9	59.8	88.7	96.2
Software business goodwill impairment loss(f)	28.7	158.0	3,558.0	—
Other income (expenses)(d)	(8.5)	(46.7)	4.0	(5.8)
Tax effect on adjustments(e)	(0.1)	(0.4)	(31.2)	(15.9)
Adjusted net income for the year from discontinued operations	24.2	132.7	91.9	120.3

	2025	2025	2024 (Recast)	2023 (Recast)
	(US$)(a)		R$
		(in millions)
Consolidated net income from continuing operations	432.0	2,377.1	2,020.6	1,554.6

Adjustments from net income to adjusted net income from continuing operations:
Mark-to-market from the investment in Banco Inter(b)	—	—	—	(30.6)
Amortization of fair value adjustment(c)	8.5	46.7	34.1	(3.8)
Other income (expenses)(d)	12.1	66.8	63.9	(72.8)
Tax effect on adjustments(e)	(2.4)	(13.3)	(10.4)	(10.2)
Adjusted net income for the year from continuing operations	450.2	2,477.2	2,108.2	1,437.2

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

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
(d)
Consists of the fair value adjustment related to associates call option, earn-out, earn-out interests related to acquisitions and gains/losses in the sale of companies. For continuing operations also considers adjustments related to the settlement from our class action. See notes 4.1.2 to our consolidated financial statements for further information.

(e)
Represents the tax effect of pre-tax items excluded from adjusted net income. The tax effect of pre-tax items excluded from adjusted net income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances, if applicable.

(f)	Refer to Note 11.4 from our audited consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	4

Table 3: Balance Sheet

	As of December 31,
	2025	2025	2024	2023
	(US$)(a)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	1,079.7	5,940.8	5,745.5	5,657.9
Financial assets from banking solutions	337.3	1,855.8	8,805.9	6,397.9
Accounts receivable from Card Issuers	7,501.3	41,275.2	29,231.8	23,895.5
Credit portfolio	365.0	2,008.4	891.7	210.0
Other current assets	244.3	1,344.0	1,290.2	991.3
Total current assets	9,527.5	52,424.2	45,965.1	37,152.6

Assets classified as held for sale	731.1	4,022.8	—	—
	10,258.6	56,447.1	45,965.1	37,152.6

Intangible assets	361.1	1,986.9	5,458.1	8,794.9
Credit Portfolio	79.7	438.4	171.4	40.8
Accounts Receivable from Card Issuers	26.7	146.8	116.2	81.6
Other non-current assets	595.8	3,277.7	3,102.7	2,623.7
Total non-current assets	1,063.1	5,849.8	8,848.4	11,541.0
Total assets	11,321.8	62,296.9	54,813.5	48,693.6

Liabilities and Equity
Current liabilities
Retail Deposits	2,015.7	11,091.0	8,704.8	6,119.5
Accounts payable to clients	3,286.2	18,082.0	17,756.7	19,163.7
Institutional deposits and marketable debt securities(b)	1,050.0	5,777.3	3,066.0	475.3
Other debt Instruments	520.9	2,866.4	1,903.8	1,404.7
Other current liabilities	471.4	2,594.0	2,102.4	1,668.0
Total current liabilities	7,344.3	40,411.1	33,533.8	28,831.1

Liabilities associated with assets held for sale	144.1	793.0	—	—
	7,488.4	41,204.1	33,533.8	28,831.1
Non-current liabilities
Accounts payable to clients	13.2	72.4	50.7	35.5
Institutional deposits and marketable debt securities(b)	832.0	4,578.2	5,430.0	3,495.8
Other Debt Instruments	792.4	4,360.1	2,496.1	143.5
Other non-current liabilities	190.3	1,047.4	1,475.6	1,511.8
Total non-current liabilities	1,827.9	10,058.1	9,452.4	5,186.5
Total liabilities	9,316.3	51,262.1	42,986.2	34,017.6

Total equity	2,005.5	11,034.8	11,827.3	14,676.0

Total liabilities and equity	11,321.8	62,296.9	54,813.5	48,693.6

(a)
For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Table of Contents	FORM 20-F 26FY25	5

EXCHANGE RATES
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
On December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805, reflecting a depreciation of 6.9% in the real from December 31, 2020, which continued to be affected by the COVID-19 pandemic. On December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177, reflecting an appreciation of 7.0% in the real from December 31, 2021, mainly due to the high levels of interest rates in the country. On December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413, reflecting an appreciation of 7.8%, mainly due to the high levels of interest rates in the country. On December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.1923, reflecting a depreciation of 21.8% in the real. On December 31, 2025, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.5024, reflecting an appreciation of 12.5% in the real.
There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. For further information regarding exchange rate variations, refer to “Item 3. Key Information— D. Risk Factors— Financial Risks— We are exposed to fluctuations in foreign currency exchange rates.”
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during each annual or monthly period, as applicable. As of April 22, 2026, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$ 4.965 per US$1.00.

Year	Period-end	Average(a)	Low	High

2021	5.581	5.396	4.921	5.840
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199
2025	5.502	5.586	5.273	6.209

Month	Period-end	Average(b)	Low	High

October 2025	5.384	5.386	5.321	5.498
November 2025	5.334	5.341	5.273	5.395
December 2025	5.502	5.453	5.295	5.574
January 2026	5.230	5.338	5.184	5.437
February 2026	5.259	5.201	5.138	5.259
March 2026	5.219	5.232	5.160	5.288
April 2026 (through April 22, 2026)	4.965	5.054	4.965	5.166

Source: Central Bank.
(a)	Represents the average of the exchange rates on the closing of each business day during the year.
(b)	Represents the average of the exchange rates on the closing of each business day during the month.

Table of Contents	FORM 20-F 26FY25	6

BUSINESS SEGMENT INFORMATION
In the second quarter of 2025, we entered into two separate agreements to sell our Software Businesses and Simplesvet. In connection with these transactions, the businesses were classified as held for sale and as discontinued operations, and their operations have been excluded from continuing operations and segment reporting for all periods presented in this annual report.
Prior to the third quarter of 2025, the Company reported its results under financial and software business segments as well as certain non-allocated activities comprised of non-strategic businesses, including results on its disposal/sale. Following the strategic decision to divest the Software Businesses, these operations were classified as discontinued operations and assets held for sale and thus we revised our internal reporting structure and the performance measures reviewed by our Chief Operating Decision Maker (“CODM”), which comprises our Chief Executive Officer ("CEO”) and Board of Directors, to align with our continuing operations. We therefore manage and report the business as a single operating segment.
Since this segment corresponds to the continuing operations presented in the consolidated income statement of profit or loss, the segment information as of December 31, 2024 and for the years ended December 31, 2024 and 2023 has been retrospectively recast to reflect these changes and to enhance comparability. For further information, see note 1 to our audited consolidated financial statements.
CORPORATE EVENTS
Investments in Software and other Companies

Company	Closing Date	Current %	Activities	Additional Information
Trinks Serviços de Internet S.A. (Trinks)	Nov/2019 (a)	100.00%	Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.	Originally, we had acquired a 19.90% stake in Trinks. In May 2024, we acquired the remaining shares and became the holder of 100% of the equity stake of the company.
APP Sistemas S.A. (APP)	Aug/2021 (a)	45.73%	APP develops an ERP/POS solution focused on the hotel segment.	After an initial 20% stake in APP, our ownership was diluted in April 2023 and March 2024 due to new share issuances under a long-term incentive program. In April 2025, we acquired an additional 26.33%. Following a further dilution in February 2026 under the same program, our total stake now stands at 45.73%.
Agilize Contabilidade Holdings Limited (Agilize)	Aug/2023	28.70%	Agilize is an unlisted company incorporated in the Cayman Islands, with operations in Brazil, that develops technology that provides online accounting services.	Our initial stake in the Brazilian entity, Agilize Tecnologia S.A., was acquired through the conversion of a loan. In November 2024, Agilize reorganized under a new Cayman Islands holding company, Agilize Contabilidade Holdings Limited, and raised capital from new investors (we did not participate in this financing round). Following this restructuring and the transfer of STNE Invest’s shares to StoneCo, our total equity interest was diluted from 33.33% to 28.70%

(a)Closing date of the first step of the step acquisition.

Table of Contents	FORM 20-F 26FY25	7

Divestments in Software and other Companies
Since February 2026, we no longer hold an equity stake in Linx Sistemas and certain other assets and entities referred to as our Software Businesses. This segment, which was largely acquired in 2021, was fully divested in February 2026. For additional information regarding the divestment of the Software Businesses, please refer to “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments.”
Since July 2025, we no longer hold an equity stake in SimplesVet. In April 2021, we acquired a 50% interest in SimplesVet, a Salvador-based company specializing in management software for veterinary clinics, pet shops, and independent veterinarians. Following the sale of our entire stake in July 2025, we ceased to be a shareholder in the company.
Since December 2024, we no longer hold an equity stake in Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”). Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerce and gateways with cloud-based solutions. In December 2024, we sold our entire interest in Neomode, ceasing to be a shareholder in the company.
Since February 2024, we no longer hold an equity stake in PinPag. In January 2020, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) acquired 100% of the equity stake of Ametista Serviços Digitais Ltda., Diamante Serviços Digitais Ltda., Esmeralda Serviços Digitais Ltda. and Safira Serviços Digitais Ltda. (collectively described as “PinPag”). In February 2024, we sold all our interest in PinPag and ceased to be a shareholder in such company. PinPag is a company focused on financial solutions in electronic means of payment.
Since December 2023, we no longer hold an equity stake in Creditinfo Caribbean. In November 2020, we acquired a 53.05% interest in EveryData Group LTD. SEZC (formerly known as StoneCo CI Ltd), EveryData Jamaica Limited (formerly known as Creditinfo Jamaica Ltd), EveryData (Guyana) Inc (formerly known as Creditinfo Guyana Inc) and EveryData (Barbados) Limited (formerly known as Creditadvice Barbados Ltd) (all together described as “Creditinfo Caribbean”). In October 2022, we lost control of Creditinfo Caribbean after a capital contribution by a new investor (after such investment, our stake was diluted to 47.75% of the company). In December 2023, we sold all our remaining interest in Creditinfo Caribbean and ceased to be a shareholder in such company. Creditinfo Caribbean is a private credit bureau company, having as main products credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in the Cayman Islands, Jamaica, Guyana and Barbados, respectively.
Since June 2023, we no longer hold an equity stake in Cappta S.A. (“Cappta”). Up to June 30, 2023, when we owned 69.58%, Cappta carried out the activities of (i) technology solutions for payments in installments, and (ii) technology solutions for electronic transfers. In June 2023, a reorganization of the businesses was carried out by Cappta (“Cappta Reorganization”). As a result of the Cappta Reorganization, Cappta remained solely with the assets related to the activities of technology solutions for payments in installments, and Stef S.A. (a company incorporated under the Cappta Reorganization) remained with the assets related to the activities of technology solutions for electronic transfers. Subsequently to the Cappta Reorganization, we sold our stake in Cappta, and acquired 100% of Stef S.A.
Since February 2023, we no longer hold an equity stake in Banco Inter S.A. (“Banco Inter”). For additional information regarding our transaction with Banco Inter, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Transaction with Banco Inter”.

Table of Contents	FORM 20-F 26FY25	8

RECENT CORPORATE DEVELOPMENTS
In the first quarter of 2026, the Company established a corporate structure in Europe comprising two entities incorporated in Luxembourg, Stone ALP Holding SARL and Stone VETC SARL, and one entity incorporated in Switzerland, Stone Capital AG. In connection with this initiative, a Delaware entity, Stone Apex Capital LLC, was also incorporated and is expected to be integrated into this structure at a later stage. As of the date of this annual report, none of these entities have commenced operations and do not have any assets. This structure is intended to facilitate the Company's access to the European capital markets and to carry out financing, treasury and other related activities.
NEW FINANCIAL SERVICES LICENSE
On November 6, 2025, we received from the Central Bank a license to operate a brokerage firm, Stone Distribuidora de Títulos e Valores Mobiliários S.A. (“Stone DTVM”). This license enables Stone DTVM to expand the range of investment products offered to our clients. Notably, the commencement of Stone DTVM’s operations requires the completion of its registration with the Brazilian Securities and Exchange Commission (CVM).
CAPITAL MARKETS EVENTS
Equity Capital Market Events
Our Board of Directors has authorized several share repurchase programs over the last three fiscal years. A summary of these programs and the amount of shares repurchased under these programs up to December 31, 2025 is presented in the table below.
For further information refer to “Item 16E. Purchases of equity securities by the issuer and affiliated purchasers”.

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved (R$)	Amounts actually repurchased under the program (R$) as of December 31, 2025	Status of programs as of December 31, 2025
September-23	300,000	292,745	Program terminated by Board decision
November-23	1,000,000	981,344	Program terminated by Board decision
November-24	2,000,000	1,662,291	Program terminated by Board decision
May-25	2,000,000	1,946,049	Program terminated by Board decision
December-25	2,000,000	—	Authorized
On April 14, 2026, our Board of Directors approved the payment of an extraordinary cash dividend of US$2.53 per share (applicable to both Class A and Class B shareholders), to be paid on May 4, 2026 to shareholders of record as of April 24, 2026. Based on shares outstanding as of March 31, 2026, the total amount to be distributed is approximately R$3.08 billion. This distribution follows the closing of the previously disclosed sale of Linx, as reported in our Form 6-K filed on February 27, 2026. The extraordinary dividend represents a one-time distribution of capital proceeds and should not be construed as establishing any policy or commitment regarding future dividends, which will remain at the sole discretion of our Board of Directors.

Table of Contents	FORM 20-F 26FY25	9

INCENTIVE PLAN POOL
In May 2022, our Board of Directors approved an amendment and restatement of our Long-Term Incentive Plan (“LTIP”) for the purpose of the adoption of a new equity-based incentive plan pool, comprised of 19.2 million shares to be granted in the form of restricted stock units (“RSUs”) and performance stock units (“PSUs”) under the LTIP. At the creation of the pool, a portion of it, 5.8 million shares, was approved for the grant of non-recurring long-term incentive plan awards, through RSUs and PSUs , vesting of which is linked to the achievement of our annual goals and the performance of our stock price. Within the plan, 30% of it has a vesting period of 3 years and 70% of 5 years if our goals are met. Each vesting period for PSUs has a stock price trigger at multiples of our stock price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, was approved for the grant of regular annual equity incentive compensation through RSUs. The remaining portion of the pool, 11.6 million shares, is being used at our discretion over time, either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above. In section “Item 6. Directors, Senior Management and Employees—B. Compensation”, we will show details about the consumption of the pool.
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
In connection with the extraordinary cash dividend announced on April 14, 2026, the Board also approved an increase of approximately 3.8 million shares to the Long Term Incentive Plan pool, to be settled in accordance with the applicable vesting schedules, with the final amount to be announced following the financial settlement of the dividends on May 4, 2026.
ORGANIZATIONAL CHANGES ON MANAGEMENT
In January 2026, the Company announced a strategic leadership transition to ensure operational continuity as it evolves into a comprehensive financial services platform. The following key changes took effect in March 2026:
•Pedro Zinner resigned as Chief Executive Officer and was appointed as an interim member of the Board.
•Mateus Scherer Schwening, formerly Chief Financial Officer and Investor Relations Officer, succeeded Pedro Zinner as our Chief Executive Officer.
•Diego Ventura Salgado, formerly Chief Treasury Officer, was appointed as Chief Financial Officer and Investor Relations Officer.
•Sandro de Oliveira Bassili was appointed as Chief Operating Officer.
•Mateus Costa Biselli resigned as Chief Growth Officer but remained within the StoneCo Group as an executive manager.
•Lia Machado de Matos resigned from her position as Chief Strategy and Marketing Officer.
•André Monteiro resigned from his position as Chief Risk Officer.
•Thomas Gregor Ilg was appointed as Chief Risk Officer.
At the Annual General Meeting held in April 2026 (“2026 AGM”), the following changes were approved:
•Mauricio Luchetti concluded his term as Chairperson and continued his service as a Member of the Board of Directors.
•Gilberto Caldart concluded his term as Vice-Chairperson and continued his service as a Member of the Board of Directors.
•Pedro Zinner was appointed Chairperson of the Board of Directors, after briefly serving as an interim member of the Board.
•Silvio Morais was appointed as Vice-Chairperson of the Board of Directors.
•Marcelo Kopel was appointed as Member of the Board of Directors.

Table of Contents	FORM 20-F 26FY25	10

As a result of the above, the current officers and Directors of the Company are those indicated in section “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Executive Officers”.
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
Adjusted net income (loss) is prepared and presented to eliminate the effect of items from profit (loss) that we do not consider indicative of our continuing business performance within the period presented. We define adjusted net income (loss) as profit (loss) for the period, adjusted for (1) impairment charges (and reversal of impairment charges), (2) amortization of fair value adjustments related to acquisitions, (3) unusual income and expenses, and (4) tax effects of the foregoing adjustments, as described in table 2 to “Presentation of Financial and Other Information—Selected financial data.”
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
We believe adjusted net income (loss) is useful to evaluate our operating and financial performance as this metric is used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value of their assets and the method by which their assets were acquired. The below items are adjusted for the following reasons:
1.Goodwill impairment charges are adjusted to our results since it provides a clearer representation of our financial performance by excluding what we believe to be non-recurring and non-cash charges, ensuring a more accurate reflection of our operational profitability and underlying business trends.
2.Amortization of the fair value adjustment relating to acquisitions can vary substantially from company to company and from period to period depending upon the applicable financing and accounting methods, the fair value and average expected life of the acquired intangible assets, the capital structure and the method by which the intangible assets were acquired and, as such, we do not believe that these adjustments are reflective of our core operating performance.
3.Other one-time charges that we believe are not reflective of our core operating performance, which include the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, gains/losses in the divestment of assets and the settlement related to our 2021 class action.
Following the execution of the agreements related to the divestment of our Software Businesses and Simplesvet in 2025, we have segregated adjustments between those applicable to continuing operations and those solely related to discontinued operations. This presentation has been applied retrospectively to all comparative periods presented. This segregation is intended to enhance comparability and provide investors with a clearer view of the underlying profitability and operational trends of our ongoing core business. For the fiscal years ended December 31, 2025, 2024, and 2023, all impairment charges pertained exclusively to discontinued operations.

Table of Contents	FORM 20-F 26FY25	11

We use adjusted net income (loss) as a key profitability measure to assess the performance of our business. We believe that adjusted net income (loss) should therefore be made available to investors, securities analysts and other interested parties to assist in their assessment of the performance of our business.
Adjusted net income (loss) is not a substitute for net income (loss) for the period, which is the IFRS Accounting Standards measure of earnings. Additionally, our calculation of adjusted net income (loss) may be different from the calculation used by other companies, including our competitors in the payments processing industry, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. Additionally, this measure is not intended to be a measure of cash available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. For a reconciliation of our adjusted net income (loss), see “Presentation of Financial and Other Information—Selected financial data”. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.
MARKET SHARE AND OTHER INFORMATION
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission (“SEC”) website) and industry publications. We obtained the information included in this annual report relating to the Brazilian internet and financial ecosystem, payment solutions, e-commerce markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as (1) the Brazilian Association of Credit Card and Service Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - ABECS), (2) the Central Bank, (3) the Brazilian Federation of Banks (Federação Brasileira de Bancos - FEBRABAN), (4) the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - IBGE), (5) Reclame Aqui, among others.
Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Please note that from time to time, such sources can review numbers already reported, which can affect the comparability of this annual report to previous reports. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.
ROUNDING
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Table of Contents	FORM 20-F 26FY25	12

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, our expectations towards our assets and our ability to manage them efficiently, plans and objectives, including our strategies related to the adoption of new and emerging technologies such as artificial intelligence. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. The statements we make regarding the following matters are forward-looking by their nature:
•Our expectations regarding revenues generated by transaction activities and other services, subscription and equipment rental fees and financial income.
•Our expectations regarding our operating and net profit margins.
•Our expectations regarding significant drivers of our future growth.
•Our expectations regarding the performance of our current and new solutions.
•Our plans to continue to improve our current products and develop new products and the associated investments in technology.
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
•Our ability to innovate and respond to technological advances, changes in the regulatory environment and changing market needs and customer demands.
•Our ability to maintain, protect and enhance our brand and intellectual property.

Table of Contents	FORM 20-F 26FY25	13

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

Table of Contents	FORM 20-F 26FY25	14

CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 188.

Table of Contents	FORM 20-F 26FY25	15

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
Risks Relating to Our Business, Strategy and Industry
•Our business strategy may not provide us the results we expect and our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.
•Substantial and increasingly intense competition in our markets may harm our business.

Table of Contents	FORM 20-F 26FY25	16

•If we are unable to attract new and retain existing clients, our business, financial condition and results of operations will be adversely affected.
•A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a materially adverse effect on our business, financial condition and results of operations.
•Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
•Any acquisitions, investments, partnerships, joint ventures or divestments that we make or enter into could disrupt our business and harm our financial condition.
•Increases in interest rates may harm our business.
•If we cannot pass increases in fees from payment schemes, including assessment, interchange, transaction and other fees, or increases in fees due to macroeconomic factors such as interest rate increases along to our merchants, our operating margins will decline.
Risks Related to Legal and Regulatory Matters
•Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
•Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian financial services industry and may have an adverse effect on us.
•We may not be able to effectively manage credit risk, and our expected credit loss (“ECL”) allowance may be insufficient to cover actual losses, which could have a material adverse effect on our results of operations and financial condition.
•Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Risks Relating to Our Operations
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
Financial Risks
•Our financing needs could adversely affect our financial flexibility and our competitive position, and we may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

Table of Contents	FORM 20-F 26FY25	17

Risks Relating to Brazil
•We are subject to macroeconomic uncertainty, fiscal and political instability in Brazil. Those factors may harm the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations
You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, in our financial statements, and all other public information released by us from time to time, before making any investment decision. The risks described below are not the only risks we face. Our business, financial condition and operational results may be significantly affected not only by any of the risks set forth below, but also by any other risks that are currently unknown or considered irrelevant by us. Our business, reputation, management, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the prices of securities issued by us, including our Class A Common Shares, could decline and our investors may lose part or all of their investment.
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
We invest in marketing, technology, people, data, models and our distribution channels based on our expectation of future demand for our services. We must forecast inventory, capital needs, regulatory capital cost, credit losses and expenses, hire employees and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products or services. An inability to correctly forecast the success of a particular product or service could harm our business. Our ability to accurately forecast demand for our products or services could be affected by many factors, including an increase or decrease in demand for our competitors’ products or services, unanticipated changes in general market conditions, and the change in economic conditions.
Our results of operations and operating metrics may fluctuate and we may generate losses in the future, which may harm our business.
We intend to make significant investments in our business, including with respect to our sales and marketing, development of new products, services, and features; data centers and other infrastructure, development of international operations , and general administration, including legal, finance, and other compliance expenses related to being a public company. If the costs associated with acquiring and supporting new or larger clients materially rise in the future, our expenses may rise significantly. In addition, increases in our client base could cause us to incur losses, because costs associated with new clients are generally incurred upfront, while revenue is recognized thereafter as merchants utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur significant losses in the future.

Table of Contents	FORM 20-F 26FY25	18

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
In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. For example, we take into consideration our assets’ useful lives. While we believe that these estimates and assumptions are reasonable under the circumstances that they are presented, they are subject to significant uncertainties, some of which are beyond our control. Therefore, should any of the estimates and assumptions we use change or prove to have been incorrect, our reported operating results could be materially adversely affected.
Real or perceived inaccuracies in our key operating metrics may harm our reputation and adversely affect our business.
We track certain key operating metrics, including TPV, active payment clients, and adjusted net income, among other metrics, which are not independently verified by any third party. While the metrics presented in this annual report are based on what we believe to be reasonable assumptions and estimates, some of them result from definitional choices involving judgment and could be perceived as inconsistent or as overstating the scale of our businesses. The definition of operational metrics may change over time. Some of our metrics may differ from methodologies used by competitors, limiting comparability.
In addition, limitations or errors with respect to how we measure data, or with respect to the data that we measure, may affect our understanding of certain details of our business and could affect our strategies. If the internal systems and tools we use to track these metrics understate or overstate performance, or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.
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
Our brand is predicated on the idea that clients will know and trust us, which is crucial for a financial services company, and find value in building and growing their businesses with our products and services. Maintaining, protecting, and enhancing our brand are critical to retaining and expanding our base of clients and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services.

Table of Contents	FORM 20-F 26FY25	19

Our brand may be adversely affected if we are unsuccessful in carrying out our business activities. We may be unsuccessful in advertising, promotional, and marketing strategies; and in offering new products to meet market demands. If we are unable to market and promote our brand on third-party platforms, such as Globo, Google, Meta or TikTok, effectively, our ability to acquire new merchants would be materially harmed. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services more expensive or more difficult. In addition, some of our competitors may have marketing investments substantially larger than ours and our end consumers believe that our competitors’ products are more attractive.
Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; third-party trademark infringement claims; employee misconduct; failure to resolve seller and buyer complaints; and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain a well-regarded and widely known brand, our business could be materially and adversely affected.
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
The financial services market is highly competitive. It is characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services and competitors. Our primary competitors include banks, digital banks, lending companies, traditional and newcomer card issuers and merchant acquirers and financial institutions in general. Many of them have significant financial resources and develop different kinds of services.
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
Also, the continued shift from brick-and-mortar to e-commerce presents an additional competitive risk. As consumer spending migrates online, large marketplace platforms are increasingly integrating their own payment processing, banking and credit solutions, reducing the need for independent acquirers. This mix shift within the Brazilian retail market may result in merchants processing a growing share of their transactions through payment infrastructure controlled by the marketplace itself, rather than through our solutions, which could adversely affect our total payment volume and results.

Table of Contents	FORM 20-F 26FY25	20

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. Competition could result in a loss of existing clients, and greater difficulty in attracting new clients, negatively affecting our growth plans, financial condition and results of operations.
If we are unable to attract new and retain existing clients, our business, financial condition and results of operations will be adversely affected.
Our client base is the cornerstone of our business. Sustaining our growth depends on our ability to continuously attract new merchants and SMBs to our platform while deepening engagement with existing clients mostly across our financial services solutions. If we fail to do so, our revenues may stagnate or decline.
Our clients have no obligation to continue using our products and services. They are generally not bound by long-term contracts and may reduce their payment volumes, cancel subscriptions or migrate to competitors at any time. Recent regulatory developments, including the expansion of open finance frameworks in Brazil, have further lowered switching costs, making retention increasingly challenging.
Our capacity to attract and retain clients may be undermined by several factors, including our failure to anticipate and respond to merchants' evolving needs; a deterioration in the quality, reliability or performance of our platform; insufficient or inadequate support delivered through our Stone Agents and Stone Hubs; pricing that clients perceive as less competitive than alternatives; the launch of superior or more targeted offerings by incumbents, fintechs or new market entrants; and negative publicity or poor client experiences that erode trust in our brand.
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
Moreover, we may fail to adopt artificial intelligence technology or to comply with its regulatory framework. It is possible that new laws and regulations will be adopted that would affect the operation of our platform and the way in which we use artificial intelligence technology. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
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
Any one or a combination of these factors could result in client attrition at rates exceeding our expectations, which would adversely affect our business, financial condition and results of operations.

Table of Contents	FORM 20-F 26FY25	21

A decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.
If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between them, it could have a material adverse effect on our business, financial condition and results of operations, since acquiring remains our most relevant business as of December 31, 2025. We believe future growth in the use of card payment methods (credit, debit and prepaid cards) and other electronic payments will be driven by the cost, ease-of-use, and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods. Moreover, our business, financial condition and results of operations may be negatively impacted if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our clients to do business or utilize such payment mechanisms.
For example, the Central Bank has developed an instant payment solution called Pix, which started operating in November 2020. This solution is an alternative for cash, payment slips (Boletos), wire transfers and debit transactions. According to the Central Bank, Pix's share of the total number of transactions rose from 1% in the fourth quarter of 2020 to 52% in the first half of 2025. In terms of Pix’s share of monetary volume, it increased from 1% to more than 26% over the same period. Since then, the Central Bank and competitors have been extending the scope of Pix. For instance, the Brazilian Central Bank is rolling out additional functionalities, such as Pix Parcelado (Pix installments) and Pix Automático (recurring Pix payments), to expand Pix’s use in credit-like and recurring payment situations, including e-commerce and subscriptions. Even though we offer products based on Pix, we cannot guarantee that this revenue line could be enough to offset a decline in the use of card payment methods.
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
Any acquisitions, investments, partnerships, joint ventures or divestments that we make or enter into could disrupt our business and harm our financial condition.
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

Table of Contents	FORM 20-F 26FY25	22

Furthermore, the integration of any acquisition (such as the Reclame Aqui acquisition, as defined in “Item 5—Operating and Financial Reviews and Prospects”), investment, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations, and such integration may be substantially more costly and time consuming than we had anticipated. Certain acquisitions, investments, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. We may lose merchants as a result of acquisitions, investments, partnerships and joint ventures.
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
In addition, we may from time to time pursue divestitures of certain of our businesses or assets as part of our optimization strategy. For example, in July 2025, following a strategic review of our software operations, we announced the sale of Simplesvet, Linx Sistemas and other software assets to third parties, both of which have since closed. These assets together represented a substantial portion of our software segment’s revenue and profitability in 2024. We also continue to evaluate the strategic fit of our remaining software businesses, which may be integrated into our core offerings or operated independently. We may pursue additional divestitures based on management’s evaluation of business strategies, performance or asset valuation. These activities involve inherent risks, including the possibility of completing a sale at lower-than-anticipated valuation levels or on other unfavorable terms, exposure to post-closing claims for indemnification or breach of transition-services obligations, and the operational challenges of separating integrated assets and personnel and redirecting internal resources to transition services, risks and challenges that could adversely affect our financial performance and may affect the market price of our Class A common shares.
Moreover, following the completion of any such divestitures, we may continue to be exposed to legacy liabilities and claims relating to periods in which we owned or controlled the divested businesses. Under Brazilian law, asset sales and other corporate reorganizations do not necessarily shield sellers from claims or penalties arising from pre-closing conduct, and authorities or courts may seek to hold us, our subsidiaries or our current or former directors and officers jointly liable, including on theories of willful misconduct or bad faith. Allegations of this nature, or other legacy claims (including tax, labor, consumer, data protection or anti-corruption matters), could be costly and time-consuming to resolve, could result in significant payments or penalties and could adversely affect our reputation and results of operations.
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

Table of Contents	FORM 20-F 26FY25	23

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
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Financial Risks— We are exposed to fluctuations in foreign currency exchange rates”, “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy”.
Risks Related to Legal and Regulatory Matters
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results of operations.
The Brazilian regulatory and legal framework is characterized by its complexity and extensive scope, presenting significant compliance challenges. Our operations are subject to a complex range of laws, rules, and regulations across multiple jurisdictions and regulatory bodies, which significantly dictate our business practices. Some of the federal, state or local laws and regulations in Brazil that affect us regulate: (a) consumer products, product liability or consumer protection; (b) advertising, marketing and sales of products; (c) labor and employment, including wage and hour laws; (d) tax matters or interpretations thereof; (e) data protection and privacy; (f) antitrust and competition; and (g) securities and exchange. The applicable laws, rules, and regulations imposed on us are enforced by multiple different authorities and governing bodies in Brazil, which increases the regulatory and legal complexity.
Under the Brazilian Data Protection Law (Law No. 13,709/18 or Lei Geral de Proteção de Dados) (“LGPD”) and its associated regulations, security breaches that may result in risk of significant damage to data subjects must be reported to ANPD, the Brazilian data protection regulatory body, and to the affected data subjects within 3 business days upon discovery that the incident has affected the personal data. Reporting such incidents may generate relevant costs, including but not limited to financial redress, reputational damage, and investigations, penalties and fines by the ANPD. The imposition of administrative sanctions and fines for non-compliance with the LGPD is governed by ANPD Resolution 4 (dated as of February 24, 2023).

Table of Contents	FORM 20-F 26FY25	24

The Central Bank also has specific legislation on cybersecurity and data protection. On April 8, 2021, the Central Bank approved Resolution 85, which establishes requirements for the engaging of relevant data processing, storage and cloud computing services by payment institutions authorized to operate by the Central Bank and determines the mandatory implementation of a cybersecurity policy. Central Bank Resolution 85 requires payment institutions to establish a formal internal cybersecurity policy and to incorporate specific mandatory clauses into all contracts involving relevant data processing, storage and cloud computing services.
Such a complex and extensive legal and regulatory environment generates high compliance costs and exposes us to compliance and litigation risks. Any failure to comply with applicable laws, rules, and regulations, could result in the suspension or revocation of our licenses to conduct regulated activities and participate in payment schemes. Furthermore, we could be subject to substantial fines (including penalties calculated on a per transaction basis) and to disgorgement of profits. Such non-compliance may also trigger intervention by the Central Bank, insolvency proceedings, or the extrajudicial liquidation of any of our regulated subsidiaries. Regulatory non-compliance may also hinder our ability to offer our products and services effectively. We could be required to modify our business practices and enter into a Conduct Adjustment Agreement with regulatory bodies to bring our operations into compliance. We could also face private litigation and investigations or lawsuits initiated by Brazilian Public Prosecutor Offices. Beyond legal sanctions, any perceived or actual compliance breach could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients and prevent us from obtaining new clients.
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

Table of Contents	FORM 20-F 26FY25	25

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to legal (including class actions), arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax, regulatory or accounting events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims, including those with respect to outsourced employees. For instance, in recent years we have observed an upward trend in the amount of our contingencies for labor related claims, which we expect to continue. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings”
We may face restrictions and penalties under the Brazilian Consumer Protection Code.
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
As of December 31, 2025, we were party to approximately 1,541 proceedings with PROCONs . Additionally, as of the same date, we were subject to approximately 3,893 active judicial claims in Special Civil Court. Should these consumers prevail, or should further claims result in adverse outcomes, we may face reduced revenues due to refunds and fines, which could negatively impact our financial position. The figures mentioned in this paragraph do not consider the companies of the Software Business.
We are subject to regulatory activity and antitrust review and litigation under competition laws.
The Conselho Administrativo de Defesa Econômica (“CADE”) is the Brazilian antitrust authority. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies and our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. CADE may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us. In 2023, two of our subsidiaries were exonerated in antitrust procedural inquiries. CADE’s decisions may be adverse to us, having a negative effect on our business model, operating results and financial condition.

Table of Contents	FORM 20-F 26FY25	26

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.
The highly automated nature of, and liquidity offered by our products and services make us a target for illegal or improper uses. In addition, Brazil has a high risk of corruption, and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846, dated as of August 1, 2013 (“Clean Company Act”), and the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. In addition, there have been public reports and statements indicating that the current U.S. administration is evaluating whether to designate certain criminal organizations with operations in Brazil, including groups such as Primeiro Comando da Capital (PCC) and Comando Vermelho (CV), as foreign terrorist organizations (“FTOs”). While no such designations have been made to date, any such action would expand the scope of U.S. enforcement authorities and could subject individuals and entities that are found to have provided “material support” to such organizations, a concept that is broadly defined, to significant criminal and civil liability, thereby increasing regulatory and compliance risks for companies with operations in Brazil. If we make errors, failures, violations or delays in complying with anti-corruption, anti-bribery and anti-money laundering laws and regulations, or if we or any of our employees, contractors, agents, officers or other persons with whom we conduct business have or are deemed to have a nexus to an FTO, we could suffer criminal, administrative and civil liabilities and/or lawsuits, significant fines and penalties, forfeiture of significant assets, or other enforcement action (including from the U.S. Department of Justice) as well as reputational harm.
Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank and the broader payments industry may result in changes to the regulatory framework of the Brazilian financial services industry and may have an adverse effect on us.
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
In recent years, the Brazilian government, the Central Bank and other regulatory authorities have introduced significant regulatory changes for financial services which impact or may impact our business, including new rules regarding cybersecurity standards and governance requirements. The Central Bank issued several regulations related to the Brazilian financial services industry, aiming to increase competitiveness in the sector, strengthen risk management, encourage the development of new solutions and the differentiation of products to consumers, and promote the increased use of electronic payment means. Such measures include but are not limited to:

Table of Contents	FORM 20-F 26FY25	27

•Pix – in 2020, the Central Bank launched an instant payments ecosystem that enables real-time transactions among individuals and entities on a 24/7 basis (“Pix”). Pix has since become one of the main payment instruments in Brazil and is the preferred alternative to debit and pre-paid transactions. The growth of Pix may have resulted and may continue to result in a loss of interest from our prospective and existing clients in using the payments schemes that we operate, and make it more difficult for us to retain or attract clients. The Brazilian Central Bank and market participants are also rolling out additional functionalities, such as Pix Parcelado (Pix installments) and Pix Automático (recurring Pix payments), to expand Pix’s use in credit-like and recurring payment situations, including e-commerce and subscriptions. As customers and merchants increasingly adopt Pix for both immediate and deferred payments, our transaction volumes, interest income, and fee-based revenues from credit cards and other credit products may decline. For further details on Pix regulation and innovation refer to “Item 4. Information on the Company - B. Business Overview - Pix”.
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
•Prudential Conglomerates and Minimum Capital Requirements – in 2021, the Central Bank introduced new rules setting out new accounting criteria applicable to prudential conglomerates headed by payment institutions. Under the new rules, we must maintain minimum capital adequacy ratio in relation to our risk-weighted assets (“RWA”), which are assessed in a manner similar to the Basel Committee on Banking Supervision (BCBS) standards, yet applying specific requirements to address payment-related risks. The Central Bank may introduce additional requirements related to the components of such calculation in the future.
•Brazilian Worker Food Program (Programa de Alimentação do Trabalhador - PAT) - In 2022, the Brazilian Congress introduced the duty of openness and interoperability for the card schemes of Brazilian Worker Food, which was regulated by the Brazilian Decree No. 12,712, enacted as of November 11, 2025. Recently, the criteria for openness and interoperability for those card schemes have been the subject of legal disputes, and the courts may take some time to reach a final decision. If the courts rule that the duty for openness and interoperability of Brazilian Worker Food Program card schemes is unlawful, we may lose clients and revenue to competitors, which would harm our business.
•Central Bank Resolution No. 150/21 also sets forth guidelines for payment scheme settlement. In this context, as a result of Public Consultation No. 104/24, Central Bank Resolution No. 522/25 sought to enhance these rules in three key areas, which will be updated by the payment scheme settlor until May 2026: (i) centralized risk management; (ii) transparency of scheme fees; and (iii) anti-money laundering and counter-terrorism financing (AML/CFT) measures. While these provisions could help reduce participants’ financial exposure—since the settlor would be responsible for residual risks—they may also require acquirers to make additional contributions to the risk management mechanisms set by the scheme.
These measures are in various phases of development, whether as part of legislative or regulatory initiatives and the overall impact of any such reform proposals is difficult to estimate. Additionally, any future legislative or regulatory initiatives that would bring restrictions over the number of installments in credit card operations in Brazil may have an adverse effect on us.

Table of Contents	FORM 20-F 26FY25	28

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
As our business grows, we may become subject to more regulations. As we offer new products and services and enter new markets, we may become subject to additional laws, rules and regulations. For example, offering financial products such as loans directly to our clients, including in the form of Stone SCD, or term deposits through Stone SCFI has required us to have additional compliance policies, procedures, regulatory and risk management requirements, as well as a more extensive interaction with the Central Bank, and we may not recover our investments in these new products in a timely manner or at all. For example, we may be unable to attract customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets. The realization of any of the risks above (either alone or in combination) could prevent us from scaling this line of business, impair future revenue streams, and expose us to reputational and regulatory risks, any of which could materially and adversely affect our business and financial condition.
Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings and revenues. If the taxes applicable to our business increase or any tax benefits are revoked, our business could be harmed. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to approximately 4.65% on financial income. Additionally, following the approval of Bill of Law (PL) No. 128 in late 2025, the Social Contribution on Net Profit (CSLL) rate applicable to payment institutions was increased, which may further impact our net income. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Description of Principal Line Items — Income Tax and Social Contribution” for more information. Our payment processing activities are also subject to a Municipal Tax on Services (ISS). Any increases in ISS rates would also harm our profitability.
The Brazilian Tax Reform, enacted through Constitutional Amendment No. 132/2023 and further regulated by Complementary Laws No. 214/2025 and No. 227/2026, introduces substantial changes to the indirect tax framework applicable to our business and the payment ecosystem in which we operate. The replacement of existing taxes (ICMS, ISS, and PIS/Cofins) with the IBS and CBS, combined with the introduction of a split payment system — under which payment institutions would be responsible for operationalizing the collection of consumption taxes from merchants — may impose significant operational, technological, and compliance burdens on us and on the broader ecosystem of merchants, acquirers, and financial institutions with which we interact. Although certain safeguards have been established for payment institutions, including exemption from tax liability under the split payment framework, key aspects of the reform remain subject to future regulation, particularly regarding ancillary obligations and the specific taxation of the financial sector. The transition period, spanning from 2026 to 2032, introduces a prolonged period of regulatory uncertainty during which we may be required to adapt our systems, processes, and commercial arrangements on an ongoing basis. Any increase in the overall tax burden applicable to our business or to the merchants and partners within our ecosystem, as well as any failure to timely adapt to new rules and requirements, could result in higher costs and materially and adversely affect our business, financial condition, and results of operations.

Table of Contents	FORM 20-F 26FY25	29

We benefit from certain tax incentives granted to technological research and technological innovation development activities, provided for in Law No. 11,196 (“Lei do Bem”). In 2025, Complementary Law (LC) No. 224 was enacted, establishing a 10% reduction in various tax benefits. While initial interpretations of LC No. 224/2025 suggested that such reduction could apply to the incentives provided by Lei do Bem, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil – RFB) subsequently issued Normative Instruction (IN) No. 2,305, clarifying that the Lei do Bem is excepted from this 10% cut. Our ability to benefit from these incentives still depends on the fulfillment of certain obligations.
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
On December 20, 2023, Constitutional Amendment (EC) No. 132/2023 (“Tax Reform”) was enacted, replacing several of the current “indirect taxes” (ICMS, ISS, and PIS/Cofins) with the Goods and Services Tax (IBS) and the Contribution on Goods and Services (CBS). Further, on January 16, 2025, the President of Brazil enacted Complementary Law No. 214, which further regulates such indirect taxes and other matters, including the establishment of a specific tax collection system.
On January 13, 2026, Complementary Law No. 227 was enacted, which provides for the functioning of the Managing Committee — the government body responsible for overseeing tax collection — and addresses the tax rates applicable to the financial sector. It is important to mention that future regulations will provide for the operationalization of the ancillary obligations as well as key points regarding the taxation of the financial sector.
The split payment system introduces a new tax collection framework where payment institutions would be responsible for operationalizing the collection of consumption taxes from merchants. Some safeguards have been established in favor of payment institutions, such as exemption from tax liability under the split system. This Tax Reform will be subject to a transition phase, lasting from 2026 to 2032. For now, we are unable to foresee when and how the new pending regulations will come, nor how the rules will be applied. Any increases in the overall tax burden applicable to our business could result in higher costs for us and, as a result, materially and adversely affect our profitability.

Table of Contents	FORM 20-F 26FY25	30

Risks Relating to Our Operations
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.
We operate in a political and economically volatile country and in a rapidly changing industry. In recent years, we have experienced significant changes to our business, including the launch of new products and services, entering into new areas of activity (credit and banking) and undertaking strategic acquisitions. In addition, the number of clients and their transactions, the complexity and risks of our new products and services, counterparties, suppliers and third-party service providers that work with us has increased. As a result, our risk management policies are challenged to deal with an increasing number of complex risks. For example, we are responsible for vetting and monitoring our clients and determining whether the transactions we process for them are lawful. In this context, our risk management policies, procedures, techniques, and processes may not be partially or fully effective in identifying, monitoring and managing our risks, which may result in financial and reputational losses and liabilities, including civil and criminal.
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
Indeed, we face model risk in almost all areas of our business. For example, we are dependent on quantitative modeling to make decisions in areas such as logistics, customer relations and engagement, finance, credit, fraud prevention, marketing and strategy.
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

Table of Contents	FORM 20-F 26FY25	31

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
Cybersecurity attacks have become more frequent, sophisticated, and riskier. In 2025, Brazil faced a series of cybersecurity attacks that resulted in the illicit transfer of hundreds of millions of Brazilian reais. For instance, the highest profile case was an attack on C&M Software. The fraud involving C&M Software, which occurred between June and July 2025, represented an unprecedented attack on the infrastructure of the Brazilian payment system. Unlike common scams targeting cardholders, this criminal action exploited the company's role as an information technology service provider, which connects medium-sized banks and fintechs directly to the Central Bank for Pix settlement. Through the co-opting of an internal employee and the use of social engineering, the fraudsters obtained privileged credentials and legitimate digital certificates. With this access, they managed to bypass security layers and trigger automated payment orders from the financial institutions' reserve accounts, embezzling an estimated amount between R$800 million and R$1 billion (approximately US$150 million - US$190 million).
The impact of the operation was immediate, forcing the Central Bank to disconnect C&M from the system and paralyzing Pix functionality for thousands of users across various fintechs. The diverted capital was dispersed through a network of "mule" accounts and quickly converted into cryptocurrencies to hinder international tracking. The episode served as a watershed moment for the sector, compelling the regulator to impose much stricter cybersecurity standards and third-party risk monitoring for all entities operating within the vital infrastructure of the national financial system.
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
Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages, communication interruptions, pandemics or epidemics. These events could cause us to close our operating facilities temporarily. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our clients or other participants were affected by natural disasters, health epidemics or pandemics or other major events. Such events could also negatively impact our clients and other participants’ operations in a way that harms our business.
Our insurance policies may not be sufficient to cover all claims.
Our hedge and insurance policies may not adequately mitigate all the risks to which we are exposed. For example, as of the date of this report, we do not maintain insurance policies contracted specifically for property, business interruptions or cybersecurity. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business.

Table of Contents	FORM 20-F 26FY25	32

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
We also rely on card issuers and payment schemes to process our transactions. It is mandatory under the Central Bank rules that Acquirers register daily in trade repositories all card receivables owned by merchants (credit and debit). On the other hand, it is also mandatory that institutions willing to negotiate those receivables also register their contracts in such trade repositories. Therefore, as our group includes an Acquirer (Stone IP) and a financial institution (Stone SCD), it registers the merchants’ receivables through TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”) (a StoneCo company), and its contracts through TAG, CERC Central de Recebíveis S.A. (“CERC”), CIP S.A. (“Nuclea”), and B3 S.A. - Brasil, Bolsa, Balcão (“B3”). Any failure to settle the merchant’s receivables in accordance with the information registered in the trade repository is considered an Acquirers’ misconduct. Under existing rules, while Acquirers may only choose one trade repository, increasing risks due to system failures, financial institutions may choose as many as they want, mitigating system unavailability risks. On June 6, 2021, the interoperability between financial market infrastructures (TAG, CERC, Nuclea and, more recently, B3) was launched under the rules of the Central Bank. Pursuant to applicable rules, the Acquirer must settle the merchants’ receivables in accordance with the information registered in the chosen trade repository and contracts regarding card receivables are only effective and made public when registered in a trade repository. We also rely on the Central Bank’s Brazilian Payment System (Sistema Brasileiro de Pagamentos, SPB) and Instantaneous Payment System (Sistema de Pagamentos Instantâneos, SPI) to receive and send funds electronically in our platform that serves acquiring, banking and credit businesses.
Our systems, our subsidiaries’ systems, and those of third parties have experienced defects, errors, delays, and other difficulties in processing our transactions (for example payment, banking, and credit transactions), communication channels with our clients, and our internal operations. If they experience such problems in the future, they could result in:
•Loss of clients or early termination of customer contracts.
•Loss of revenues, including subscription revenues owed from equipment rentals.
•Loss of merchant and Cardholder data.

Table of Contents	FORM 20-F 26FY25	33

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
While we maintain four data centers and cloud infrastructure operating across multiple regions, which provides meaningful resilience within areas under our direct control, we cannot assure that our disaster recovery and business continuity plans are adequate or will function as intended when activated. Our operations also use third-party providers' systems whose own resilience and recovery capabilities are outside our direct control. A failure in any of these dependencies during a recovery scenario could extend our recovery timeline beyond what our plans contemplate. If our disaster recovery or business continuity plans prove inadequate, we could experience prolonged service interruptions, fail to meet settlement obligations, lose Central Bank authorizations and suffer reputational and financial harm.

Table of Contents	FORM 20-F 26FY25	34

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

Table of Contents	FORM 20-F 26FY25	35

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

Table of Contents	FORM 20-F 26FY25	36

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

Table of Contents	FORM 20-F 26FY25	37

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
Degradation of the quality of the products and services we offer, including support services, could adversely affect our ability to attract and retain clients and partners and client attrition or a decline in our clients’ growth rate could cause our revenues to decline.
We experience churning in our client base resulting from several factors, including but not limited to business closures, transfers of clients’ accounts and credit products or a reduction in same-store sales. We may not be able to accurately predict the level of churn in the future and our revenues could decline as a result of higher-than-expected churn, which could have a material adverse effect on our business, financial condition and results of operations.

Table of Contents	FORM 20-F 26FY25	38

Our clients expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or if the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could see an increase in our client churn and find it harder to attract new clients and partners.
Our growth to date has been partially driven by the growth of our clients’ businesses and the resulting growth in usage of our products and services, mainly driven by TPV and credit disbursements. Should the rate of growth of our clients’ business slow or decline, generated by macroeconomic or industry factors, this could have an adverse effect on volumes processed and on the usage of our products and services, therefore leading to an adverse effect on our results of operations. If we are unable to scale our support functions to address our growth, the quality of our support may decrease, which could adversely affect our ability to attract and retain clients and partners.
We are dependent on a few manufacturers for a substantial amount of our POS devices. We are at risk of shortage, price increases, changes, delay or discontinuation of key components from our POS device manufacturers, which could disrupt and harm our business.
Our acquiring business is dependent on a few manufacturers for a substantial amount of our POS devices. We are constrained by their manufacturing capabilities and pricing as well as general counterparty risk. We may face production delays or escalating costs if they are unable to manufacture enough products at an affordable cost. Further, we could face production delays if it becomes necessary to replace the existing substantial suppliers with more alternative suppliers.
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
Additionally, agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers. Some of the key components used to manufacture our POS devices, such as the chip, pin reader and battery, come from limited sources of supply in limited countries in Asia. In addition, the geopolitical tensions and risks involving these countries, in particular, Taiwan and China, have been increasing in the last years. The policies and mitigators in place to contain the impacts of potential geopolitical crisis may fail. Due to the reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices.
The materialization of the risks above would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could damage our relationship with our clients, prevent us from acquiring new clients, and harm our business.

Table of Contents	FORM 20-F 26FY25	39

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
Fraud activities could have a material adverse effect on our business, reputation, financial condition, and results of operations.
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
Frauds may occur in all the different financial services segments we operate in. We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others, as well as by clients using our credit or digital banking solutions. In acquiring, merchant fraud includes when a merchant or other party knowingly uses stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Payment schemes may identify merchants as questionable or potentially fraudulent through monitoring and audit processes, impose financial penalties on the acquirer and, in certain cases, shift liability from the card issuer to the acquirer. Because we are reducing the period between the card transaction and the receivables anticipation to minutes in some products, the fraud risk tends to increase despite our efforts to contain it. In credit, a common fraud in working capital loans involves using falsification of balance sheets and income statements to inflate actual revenue and hide liabilities to create the illusion of robust financial health, securing higher credit limits. In banking, identity thieves and those committing fraud using bank account numbers may cash out our client balance. In addition, they may also cash out the proceeds from our credit products.
Additionally, we must consider potential liabilities related to privacy and data protection, particularly in cases where personal information is compromised due to fraudulent activities. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future, and our failure to catch such incidents may result in sanctions and/or fines from regulators, lawsuits and the degradation of our reputation. Failure to effectively manage risk and prevent fraud would increase our Chargeback and credit liabilities, default rates on our credit solutions, among others, and subject us to potential fines by regulators. Increases in fraudulent activities using our products and services could have a material adverse effect on our business, reputation as a financial services provider, financial condition, and results of operations.

Table of Contents	FORM 20-F 26FY25	40

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
Financial Risks
Our financing needs could adversely affect our financial flexibility and our competitive position, and we may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.
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

Table of Contents	FORM 20-F 26FY25	41

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
We have increasingly relied on retail funding from both our clients and retail investors accessed via third-party distribution channels to fund our business activities, such as prepayment of receivables and credit. The liquidity risk that we face has increased and will increase in the future because we expect to scale the retail funding. In this context, the liquidity risk arises from the potential maturity mismatch, for example, between our investments in which our clients’ deposit resources are allocated and the immediate liquidity of our clients’ deposit accounts.
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
In addition, we have funded our operations in part through financings that have variable interest rates, whereas we charge most merchants a fixed fee for the prepayment of our clients’ receivables. The mismatches of these operations generate risks. As of December 31, 2025, we had R$17.4 billion in financial liabilities (except leases), including obligations to FIDC quota holders, bank borrowings, bonds, debentures, financial bills and commercial papers, institutional deposits and other financial liabilities, subject to variable interest and return rates, compared to R$12.6 billion as of December 31, 2024. We also sell receivables to third parties on a non-recourse basis, which also have variable interest rates. Accordingly, a cost or maturity mismatch between the funds raised by us and the funds made available to our clients may materially adversely affect our liquidity, financial condition and results of operations.

Table of Contents	FORM 20-F 26FY25	42

For example, on March 17, 2021, the Central Bank began to rapidly raise the SELIC rate, first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, the Central Bank continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, the Central Bank reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. However, on September 18, 2024, the Central Bank began to increase rates again, increasing the SELIC rate up to a record 15.0% on June 18, 2025. The Central Bank has since eased its approach by decreasing the SELIC rate down to 14.75%, the rate at which it stands as of the date of this annual report.
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
The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. As of December 31, 2022, the real/U.S. dollar exchange rate was R$5.22, reflecting an appreciation of 7.0% in the real from December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.84 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar during 2023. However, the real depreciated throughout 2024, with the real/U.S. dollar exchange rate reported by the Central Bank R$6.19 per US$1.00 on December 31, 2024, which reflected a 21.8% depreciation in the real against the U.S. dollar during 2024. The real then once again appreciated by 12.5% during the course of 2025, with the real/U.S. dollar exchange rate being reported by the Central Bank as R$5.50 per US$1.00 on December 31, 2025. There can be no assurance that the devaluation or appreciation of the real against the dollar and other currencies will not have an adverse effect on our activities.

Table of Contents	FORM 20-F 26FY25	43

We may not be able to effectively manage credit risk, and our expected credit loss (“ECL”) allowance may be insufficient to cover actual losses, which could have a material adverse effect on our results of operations and financial condition.
We are exposed to credit risk from credit provided to our clients, suppliers, and counterparties and credit Card Issuers. Clients may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as the increasing levels of inflation, unemployment and interest rates, may result in greater delinquencies that lead to greater credit losses. A client’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but by a customer’s other payment obligations and increasing leverage can result in a higher risk that customers will default or become delinquent in their obligations to us. As of December 31, 2025, our credit portfolio amounted to R$2,836 million with provisions for expected credit losses totaling R$389.7 million, compared with a credit portfolio of R$1,207.6 million and expected credit losses of R$144.5 as of December 31, 2024. Also, the concentration of our clients by geography and economic sector may increase our risk.
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
In addition, our allowance for expected credit losses may prove insufficient to cover actual losses, even where we identify deterioration in credit quality. Determining the appropriate level of expected credit losses requires significant judgment and depends on assumptions regarding historical loss experience, borrower behavior, portfolio composition and forward-looking macroeconomic scenarios. These assumptions may prove inaccurate, particularly in periods of economic volatility or where abrupt changes in the Brazilian economic environment are not fully captured by our models on a timely basis. In addition, as our credit portfolio grows, the absolute amount of non-performing loans and charge offs may increase, and recently originated loans may perform worse than expected. Because our credit portfolio is relatively recent, the historical data available to calibrate and validate our models under stress conditions is more limited, and management overlays or other qualitative adjustments may not fully address model limitations in novel credit environments. If actual credit losses exceed our expected credit losses allowance, we may be required to record additional provisions, which could have a material adverse effect on our results of operations and financial condition.

Table of Contents	FORM 20-F 26FY25	44

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
As of December 31, 2025, our balance sheet includes significant intangible assets that amount to R$1,986.9 million. These assets consist primarily of identified intangible assets and goodwill associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of intangible assets could have a material adverse effect on our business, financial condition and results of operations. As a result of our annual impairment test as of October 31, 2025, an impairment loss of R$158.0 million was recognized for the Company’s Cash Generating Unit (“CGU”) 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. Similarly, as a result of our annual impairment test as of October 31, 2024, an impairment loss of R$3,558.0 million was recognized for CGU 2 – Software, driven by a reduction in the estimated recoverable amount of this cash generating unit below its net book value, following a strategic review of the Software segment and a reassessment of the achievable synergies with the Financial Services segment. For further information refer to Note 11.4 from our Audited Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	45

Risks Relating to Brazil
We are subject to macroeconomic uncertainty, fiscal and political instability in Brazil. Those factors may harm the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.
We are exposed to general economic conditions that affect consumer spending and changes in consumer purchasing habits in Brazil. A deterioration in general economic conditions, including a rise in unemployment rates or increase in interest rates in Brazil, may harm us by reducing the number or average purchase amount of transactions made using electronic payments, resulting in a decrease in our revenue. In addition, a recessionary economic environment could affect our merchants through higher rates of insolvency and bankruptcy. This could directly expose us to higher default rates within our credit portfolio. As of December 31, 2025, our credit portfolio was R$2,836.3 million, with recorded provisions for expected credit losses of R$389.7 million (compared with a portfolio of R$1,206.6 million and provisions for expected credit losses of R$144.5 million as of December 31, 2024). Beyond direct credit defaults, our merchants are liable for any charges properly reversed by the Card Issuer on behalf of the Cardholder. Our associated participants are also liable for any fines, or penalties, that may be assessed by any payment schemes. If we are not able to collect such amounts from the associated participants, due to insolvency, bankruptcy or any other reason, we may be liable for any such charges. Furthermore, in the event of a closure of a merchant, we are unlikely to receive our fees for any services rendered to that merchant in its final months of operation, including subscription revenue owed to us from such merchant’s equipment rental or software obligations. In turn, we also face a default risk from issuing banks that are counterparty to our receivables pursuant to our card payment arrangements. Accordingly, a default by an issuing bank, due to insolvency, bankruptcy, intervention, operational error or otherwise could negatively impact our cash flows as we are required to make payments to merchants independently of the issuing banks’ payments owed to us. As of December 31, 2025, we recorded estimated credit losses arising from defaults of issuing banks of R$76.9 million relating to estimated losses on such doubtful accounts, compared to R$60.9 million as of December 31, 2024.
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
Luiz Inácio Lula da Silva, “Lula,” was elected president in October 2022, for a four-year term starting in January 2023. In Lula’s first days in office, certain groups formed by extreme supporters of the defeated candidate (former president Jair Bolsonaro) performed acts of civil unrest and stormed Brazil’s Supreme Court, Congress and Presidency buildings, conducting acts of violence and destruction. Although these events were extreme and concerning, Brazilian institutions remained functioning and the democratic transition of power was preserved. However, Brazil remains highly polarized, and former president Bolsonaro has since been declared ineligible to run for office until 2030 and, in 2025, was convicted and sentenced to prison for his role in an attempted coup, developments that have contributed to ongoing political tensions and sporadic episodes of unrest.

Table of Contents	FORM 20-F 26FY25	46

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
The political environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in macroeconomic prices and in the securities offered by companies with significant operations in Brazil. As Brazil approaches general elections scheduled for October 2026, uncertainty regarding the outcome of the elections and future economic and regulatory policies may further increase volatility in the market price of securities issued by Brazilian companies, including our Class A common shares, which may adversely affect our business.
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

Table of Contents	FORM 20-F 26FY25	47

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
According to the IPCA, Brazilian inflation rates were 4.3%, 4.8% and 4.6% in 2025, 2024 and 2023, respectively. Inflation can increase our costs and expenses, and we may not be able to transfer such costs to customers, reducing our profit and net profit margins. In addition, high inflation rates generally increase Brazilian interest rates and, therefore, the debt service of the portion in reais of our debt, which is indexed to floating rates, may also increase. With this, net profit may decrease. Inflation and its effects related to Brazilian interest rates could, in addition, reduce liquidity in the Brazilian capital and financial markets, which would affect the ability to refinance our indebtedness in those markets.
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

Table of Contents	FORM 20-F 26FY25	48

Besides, crises and political instability in other emerging market countries (such as in Southeast Asia, Russia and Argentina), the United States, Europe or other countries have historically caused volatility in the Brazilian stock market and could decrease investor demand for securities offered by companies operating in Brazil, such as our common shares. As an example, global geopolitical developments have continued to contribute to uncertainty in international economic conditions, financial markets and trade dynamics. More recently, renewed hostilities involving Israel, Iran and the United States, together with continued instability in Gaza and related disruptions affecting commercial shipping routes and regional security dynamics, have further heightened uncertainty in the Middle East. These developments have contributed to volatility in energy prices, shipping and insurance costs, sanctions and trade measures, and broader diplomatic and economic uncertainty in the region. Additionally, policy changes, monetary policy and/or implementation of protectionist policies in the United States and other countries material for the international economic landscape may directly or indirectly impact the economy of the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.
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
We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products and services.
Donald Trump was elected for a second term as President of the United States on November 5, 2024, and took office in January 2025. We have no control over and cannot predict the effect of his administration or policies. Since returning to office, President Trump’s administration has reinforced protectionist economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Brazil, including a baseline 10% tariff on most imports and higher, “reciprocal” country-and sector-specific rates. In relation to Brazil, for example, the U.S. government imposed a 50% tariff on certain Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions, on August 6, 2025, citing concerns over alleged restrictions on freedom of speech and the political prosecution of former president Bolsonaro. These additional 50% tariffs were subsequently lifted in November 2025 although the 10% baseline tariffs remain in place. In February 2026, however, the U.S. Supreme Court held that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were beyond the President’s statutory authority, vacating significant components of the tariff regime and reinforcing that tariff-setting power resides with Congress. While the decision has limited the legal basis for the broad emergency tariffs originally imposed, legal and policy uncertainty remains as the U.S. administration has signaled intentions to pursue alternative statutory authorities to re-impose or adjust tariffs and may enact across-the-board levies under other provisions of U.S. trade law. President Trump has also publicly threatened further trade actions against Brazil and other BRICS countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. Such measures may have a material adverse effect on both Brazil’s economy and the global economy. In addition, any additional tariffs or the development of a fully-fledged trade war could exacerbate economic tensions globally, disrupt global trade flows, add to economic uncertainty and have a material adverse effect on both Brazil’s economy and the global economy.

Table of Contents	FORM 20-F 26FY25	49

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Brazil. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Brazil, all of which can negatively impact credit availability, borrowing costs, and the demand for financial products and services. Given our operations in Brazil’s financial sector, these adverse macroeconomic impacts could result in lower demand for our financial products and increased funding costs. Additionally, any deterioration in U.S.-Brazil trade relations or regulatory shifts impacting cross-border capital flows could restrict our access to international funding sources or affect the value of assets and liabilities denominated in foreign currencies. As a result, ongoing or future policies implemented by the current U.S. administration may have a material adverse effect on our business, financial condition and results of operations.
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
The three major rating agencies began to downgrade Brazil’s sovereign credit rating starting in September 2015, causing it to lose its investment-grade status. Despite recent upgrades, Brazil’s sovereign credit rating remains below investment grade. As of the most recent updates, Standard & Poor’s upgraded Brazil’s rating to BB with a stable outlook in December 2023; Moody’s affirmed Brazil’s rating at Ba1 but changed its outlook from positive to stable in May 2025; and Fitch affirmed Brazil’s rating at BB with a stable outlook in July 2024, following an upgrade from BB- in 2023. Consequently, our own credit rating is negatively impacted by Brazil’s below investment grade sovereign credit rating, which impacts negatively on our funding cost, especially in the international markets.
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

Table of Contents	FORM 20-F 26FY25	50

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Brazilian economy. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic, followed by a growth of 4.8% in 2021, and increases of 3.0%, 2.9%, 3.4% and 2.3% in 2022, 2023, 2024 and 2025, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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

Table of Contents	FORM 20-F 26FY25	51

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

Table of Contents	FORM 20-F 26FY25	52

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

Table of Contents	FORM 20-F 26FY25	53

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. On June 4, 2025, the SEC published a concept release on FPI eligibility, seeking public comment regarding potential amendments to the FPI definition. There is currently no indication of any timing on any related proposed rulemaking. The release highlights various possible approaches to amending the FPI definition. If the SEC adopts rules amending the FPI definition to include requirements that we may not currently comply with, we may lose our status as a foreign private issuer. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
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

Table of Contents	FORM 20-F 26FY25	54

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. While the applicability of the PFIC rules to us is not clear in light of our evolving business activities and the lack of clarity with respect to certain aspects of the rules, based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2025 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, we note that the sale of the Software Business as well as growth in our credit-related activities relative to our other business lines have increased the risk that we may be treated as a PFIC and, if such growth continues, may result in us being treated as a PFIC in future years. Uncertainty with respect to certain aspects of the PFIC rules and changes to these rules (including the finalization of proposed rules) may also affect our PFIC status. In addition, our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. Fluctuations in our market capitalization may affect our PFIC status if the value of our assets for purposes of the asset test, including the value of our goodwill and other intangibles, is determined by reference to our market capitalization from time to time (which has been, and may continue to be, volatile), rather than based on other methods.
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

Table of Contents	FORM 20-F 26FY25	55

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
André Street controls directly and indirectly 2.33% of our Class A common shares and 100.00% of our Class B common shares as of March 31, 2026. Accordingly, André Street directly and indirectly controls 7.97% of our outstanding common shares and holds 39.45% of the combined voting power of our common shares. See ”Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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

Table of Contents	FORM 20-F 26FY25	56

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.
Under our Articles of Association, we are authorized to issue up to 630,000,000 shares, of which 248,904,667 common shares are outstanding as of December 31, 2025 (comprised of 232,663,503 Class A common shares and 16,241,164 Class B common shares). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
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

Table of Contents	FORM 20-F 26FY25	57

Investors should contact us for any inquiries through the address and telephone number of our principal executive office and our investor relations team can be contacted at investors@stone.co. Our principal website is www.stone.co. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of this annual report.
We are a leading provider of financial products and services that empower Brazilian merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses mostly through our payments, banking and credit solutions, with the best service in the industry. With a focus on MSMBs, our goal is to transform their dreams into results.
We believe we were pioneers in challenging the status quo in Brazil, aiming to provide fairer-priced financial services to merchants. In 2017, we became the first non-banking entity to receive authorization from the Central Bank to operate as an Acquirer, through a payments institution license. In addition, we are one of the largest independent merchant Acquirers in Brazil and, according to ABECS data, were among the six largest players based on total card volume in 2025.
We started our journey by providing payment services to small and medium-sized businesses (“SMBs”) through a differentiated business model centered around our client’s needs. Once we believed we had developed the capabilities to serve this segment of the market through payments, we sought to strategically position ourselves to grow both by expanding our product offering to those clients, as well as by expanding into other client segments. Throughout our journey, we made each strategic choices with a targeted focus, serving as a steppingstone to broaden our reach, as described by the “Five Acts of our Evolution”, as detailed below.
Act one: Our beginning
We started Stone by serving SMBs with a very simple payments solution, at attractive prices and with a differentiated business model. Those merchants were often ignored or underserved by the industry at the time and we identified there was a specific need in the market and a large opportunity to address.
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

Table of Contents	FORM 20-F 26FY25	58

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
At the core of the Stone Business model is our Client Centric Culture. We have cultivated a culture that thrives on innovation, entrepreneurship, and a steadfast commitment to our mission, that we believe helps attract new talent, enables us to achieve our objectives, and provides us a key competitive advantage.
Through the Stone Business Model, we sought to disrupt the market, achieve scale and gain operating leverage. Our client base grew rapidly as we took share from the incumbents reaching more than 4.8 million clients as of December 31, 2025. Once we had established a foothold in the SMB segment with good fundamentals, we began to look at extending and expanding further.
Act two: Expansion into Micro Segment
We envisioned an opportunity to leverage our distribution capabilities and product platform to reach the micro-merchant segment with payments solutions, by developing a lighter version of Stone, which we called “Ton”. Ton’s value proposition is to provide digital-first distribution and client experience, at attractive prices to micro clients. We believe this strategy provided good unit economics to us and attractive offerings to our clients, and we were able to expand our addressable market and gain relevance in the micro-merchant space.
Act three: Expansion into Banking
Operating at scale in both Micro and SMB segments of the market meant we had a significant amount of payment volumes going through Stone platform with our two brands: “Stone” and “Ton”. However, a significant portion of our client’s funds were being deposited and spent elsewhere. For this reason, we saw the opportunity to expand our capabilities into banking by the end of 2020 and beginning of 2021.
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
Act four: Move upmarket in SMB
Having achieved significant scale in the SMB segment, we recognize that our clients’ operational and financial needs vary meaningfully by size. In particular, medium-sized merchants, the largest and most sophisticated within our segment, are highly profitable but require more robust products and services.

Table of Contents	FORM 20-F 26FY25	59

To address this, we have strategically evolved our go-to-market and product approaches. On the distribution front, we refined our model by deploying dedicated "Sales Specialists" within our hub network to provide a tailored financial services sales experience. On the product side, we identified that extending an immediate credit facility upon a merchant's initial onboarding is a critical driver for both acquisition and subsequent operational growth, and we are actively developing solutions to address this need. Furthermore, because these medium merchants typically manage larger workforces, providing an integrated, seamless payroll management solution is essential.
Ultimately, our strategy centers on building comprehensive ecosystems that seamlessly connect our merchants' financial money flows with their daily operational workflows, thereby driving greater efficiency and long-term engagement. We remain committed to continuously deepening our understanding of our merchants' evolving needs and developing solutions that directly address their operational challenges.
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
We sought to have a product that is synchronized with our clients’ business, with daily amortization to reduce our overall risk and to ensure that our growth can be based upon healthy cohorts. Moreover, over the long-term we see credit as part of a powerful self-reinforcing network effect. We also believe that the availability of credit is a key component for clients to increase their reliance on our platform as their main financial services provider, increasing engagement with our solutions and ultimately potentially increasing flow of funds into our financial ecosystem. As we ramp up our client base, we expect payments and banking to help unlock credit supply to clients and ease collections.
Looking at the revenue impact of all five acts together, we can see the power and benefits of our approach. We have been able to keep innovating and evolving to extend our capabilities and expand our market reach. Through this, we effectively diversified our business revenue profile, as each product offer matured within each market segment. Between 2018 and 2025, we have increased the revenues from the five acts, which considers total revenue and income excluding other financial income from continuing operations, at a compound annual growth rate of 33%. We believe we have managed this rapid growth while maintaining high-quality service. In 2025, we had the highest customer satisfaction score among our competitors according to “Reclame Aqui”, with a weighted average score of 9.3 for Stone and Ton, compared to a weighted average of 8.2 for our six main competitors.
Recent developments
In 2021, we acquired Linx to provide integrated software and financial solutions to medium-sized merchants. Post-integration, we concentrated on four high-potential verticals: gas stations, retail, food, and drugstores, aiming to maximize TPV and financial services penetration within our installed base. However, during 2024, we observed that cross-selling financial services was significantly more successful when executed through our specialized financial services channel rather than through the software channel. This impacted not only how the economics were distributed between the financial services and software segments, but also led to our evaluation of strategic alternatives, including identifying potential partners to operate the software businesses. The evaluation process was conducted at the end of 2024 and, by July 2025, we reached an agreement to sell Linx Sistemas and certain other assets (the Software Businesses). The transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026 and was completed on February 27, 2026. The total amount received was R$ 3,272.2 million, and the final accounting effects of the disposal will be recognized in 2026. For additional information, see “Presentation — Selected Financial Data”.

Table of Contents	FORM 20-F 26FY25	60

Following the closing of the sale of the Software Business as reported in our Form 6-K filed on February 27, 2026, on April 14, 2026, our Board of Directors approved the payment of an extraordinary cash dividend of US$2.53 per share (applicable to both Class A and Class B shareholders), to be paid on May 4, 2026 to shareholders of record as of April 24, 2026, totaling approximately R$3.08 billion. This represents a one-time event that should not be construed as establishing any policy or commitment regarding future dividends, which will remain at the sole discretion of our Board of Directors.
Key Operational and Financial Highlights
The following is a summary of our key operational and financial highlights:
•In 2025, we processed TPV, including Pix QR Code, of R$560.9 billion, compared with R$516.2 billion in 2024, representing an annual growth of 8.7%.
•In 2025, we generated R$14,153.8 million of total revenue and income from continuing operations, compared with R$12,049.6 million in 2024, representing annual growth of 17.5%; and
•In 2025, net income from continuing operations was R$2,377.1 million and adjusted net income from continuing operations was R$2,477.2 million, compared with R$2,020.6 million net income and R$2,108.2 million adjusted net income from continuing operations in 2024, respectively. See “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—A. Operating results” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
B.    Business overview
Our focus is to serve MSMBs with great solutions, at fair prices, and provide the best customer experience to help them better manage their businesses and sell more.
We currently operate in a single business segment mainly composed of financial services solutions, in which we offer payments, digital banking, and credit solutions, tailoring our Ton offering mostly for micro-merchants, and our Stone solution for SMBs.
Our positioning in the micro-merchant segment, which considers clients with monthly total payment volume (“TPV”) below R$15,000, is to offer easy-to-use solutions and a digital business model with low costs for the clients and good economics for us. In the SMB client segment, which comprises clients with monthly TPV between R$15,000 and R$2 million, we have two different approaches: (i) for clients with simpler operations, we strive to offer an all-in-one Stone solution that combines our merchant-focused payments and banking services; and (ii) for clients with more mature operations, we look to offer more sophisticated solutions mostly through features that connect merchants’ money flows and workflows. Finally, for large clients, we are positioned to have an opportunistic approach focusing on efficiency and profitability, offering more tailor-made solutions.

Table of Contents	FORM 20-F 26FY25	61

Our goal is to be the best and most complete financial operating system for Brazilian merchants, enabling them to manage their financial lives in a seamless and integrated way. We offer our services to both MSMBs (micro-merchants and SMBs) and Key Accounts (comprised of platform services and sub-acquirers), with solutions ranging from payments to digital banking and credit, as detailed below:
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

Table of Contents	FORM 20-F 26FY25	62

Below is an illustration of prepayment workflows in Brazil:
•Digital Banking Solutions: We offer a digital bank account to our clients, which is tailored specifically for merchants. The bank account can be integrated to the POS to help merchants manage their finances efficiently. In addition, with this digital banking account, merchants can receive and make payments and Pix transfers, issue payment slips (Boletos), pay taxes, and save money, all in a cost-effective and user-friendly way, seeking to increase their cash-flow within the Stone platform, significantly increasing the experience and convenience. Also, we developed multi-user access, permissions and safe authorization processes for those merchants who have employees that help with their workflow. In addition, we provide our clients some insurance solutions, acting solely as a broker. Throughout 2025 we have focused on evolving our banking solution to also connect merchants money flows and workflows. As such we have launched our Payroll feature to help merchants not only manage but to also pay their employees.
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

Table of Contents	FORM 20-F 26FY25	63

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

Table of Contents	FORM 20-F 26FY25	64

In the last three years, we made substantial strides in integrating these disparate silos. We have united our technology teams, established consistent processes, and developed foundational components. This collaborative effort has culminated in the creation of a unified technology team that builds a cohesive, scalable, and reusable set of platforms known as the Stone Platform, which is structured into four layers:
•Experience: facilitates the creation of intuitive and customizable interfaces, tailored through simple configuration changes to suit different products. We believe the best way to build a long-term competitive advantage is to deeply understand the needs of each of the different segments we operate to build different value propositions. However, to achieve scale while operating with multiple value propositions, we need to provide flexibility to adapt communication, choose features and craft the final experience in a unique way for each segment, with the maximum utilization of reusable components. We plan to expand our platform in three main directions: (i) open ecosystem to enable partners to provide complementary products and services to our clients; (ii) omnichannel lifecycle to connect the increasing new acquisition and relationship channels as we seek to increase cross-selling opportunities and client loyalty; and (iii) personalized offering to facilitate aligning with the increased options introduced by the ecosystem, without overwhelming the client experience.
•Product: encompasses our primary financial service platforms, including payments, banking, and credit. The product platform aims to provide specialized expertise in each business domain through easily integrable and customizable components and features via a set of software development kit (SDKs), application programming interfaces (“APIs”), and services. This allows for the maximum possible reuse of components while providing the capacity for specific configurations and customizations for each segment. This way, we gain flexibility and agility to quickly enter new segments with very low investment. Our product platform will evolve: (i) from payments to an omnichannel checkout; (ii) from credit to a smart cash flow equalizer, by actively providing and proposing alternatives to optimize the use of third-parties’ capital with an almost infinite flow of information that will enable our models to predict cash flow needs; and (iii) from banking to intelligent spending management, with the combination of open finance and AI.
•Operational: empowering our sales, includes client services, marketing, and logistics through dedicated platforms. Our operations are founded on clear and simple principles: deliver the best experience to clients while pursuing operational excellence – and make it all with simplicity. We strive to do this through an integrated suite of proprietary technology solutions that our team uses every day, including: (i) Marco Polo, our platform for sales and distribution, which has an important role in managing our territories, sales pipelines, and clients’ life cycle, helping us to increase the productivity of our sales force; (ii) Green App, our platform for logistics operations across Brazil with capabilities that range from supply chain management to last mile logistics; and (iii) One Platform, that supports our client service operations enabling us to support clients through multiple channels, including chatbots, and to have a more complete view of client’s information.
•Internal: empowering our developer and product teams with platforms that foster agility and a data-centric approach maintaining an unwavering focus on the security, scalability, and availability of our services. This platform is an essential structure for our operations, providing the essential tools and services that empower our developers to remain agile and allowing us to innovate across all product domains. In our client-centric approach, data guides every aspect of our decision making and one critical metric of concern revolves around developer agility. We are deeply committed to building the services that enhance our developers’ productivity, enabling us to promptly respond to the evolving needs of our product team.
An important evolution of this process has been our focus on becoming an AI-first company, centered on three key pillars: productivity, product embedding and growth metrics. By replacing repetitive human-driven processes with scalable AI agents, we are driving improvements in organizational agility and efficiency. Below are selected examples of this evolution:
•Generative AI now supports a substantial portion of our Customer Service operations and parts of the end-to-end journey in digital sales for lower-tier segments. As a result, in Customer Service we reduced operational workload while improving service quality, with CSAT reaching 92% as of December 31, 2025 compared to 90% as of December 31, 2024. In addition, in inside sales, we improved sales funnel conversion despite lower headcount, outperforming internal expectations.
•AI is increasingly embedded into products and workflows, reducing manual workloads while improving speed, allowing teams to focus on higher value activities. For instance, productivity gains have already been observed in certain migration cases, with time-to-market reduced by 2 times.

Table of Contents	FORM 20-F 26FY25	65

•Finally, we are focused on responsible AI adoption, including the implementation of ethical standards and data security practices. To support scalability and governance, we developed our own AI Gateway as a central broker for model management and cost control. We have expanded internal access to AI tools, including making Gemini broadly available across the organization, and have trained more than 5,000 employees through our “Zero Front” literacy program.
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
i.Proximity Channels:
•Stone Hubs: We distribute our technology and solutions to brick-and-mortar merchants primarily through our Stone Hubs, which are designed to provide hyper-local sales and service to SMB merchants in a designated geographic region. Our hubs are local operational offices that house an integrated team of sales and logistics support personnel. These offices are located in small-and-medium sized cities (or regions of larger cities), which have historically been underserved and disregarded by many of our competitors. We have both proprietary hubs as well as franchised hubs. In December 2025, we had more than 650 Proprietary and Franchised Stone Hubs.
•Proprietary Stone Hub—We establish local operations and send highly trained Stone Agents and Green Angels to develop our operations, train new team members, and ensure that our focus on high-quality service is instilled.

Table of Contents	FORM 20-F 26FY25	66

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
•District and Hub “Owners”—Our regional sales leadership. This team is composed of highly trained and experienced former Stone Agents that are tasked with opening and managing new hub territories. Regional managers are supported extensively with daily performance indicators and tools provided by our technology platform and management to facilitate active interaction and support with their teams.
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
ii.Digital Channels:
•Inbound Sales and Distribution— We also sell our solutions through a similar, highly trained sales team that is centrally located and dedicated to fielding inbound calls as a result of digital advertising campaigns and referrals resulting from network effects of our clients within our hubs, as well as sales leads. This team can manage and onboard a new client in-house.
•Online self-onboarding— Our self-onboarding channel is fast and convenient for merchants that already know which solutions are better suited for them. This method allows merchants to sign up and complete the purchase process on their own, without the need for direct interaction with a sales representative through our user-friendly website and app.

Table of Contents	FORM 20-F 26FY25	67

iii.Strategic Partners
•Partner Program— Our distribution through partners, mainly software providers (ISVs), marketplaces and e-commerce platforms. Different from the channels mentioned above, Partner Program is mainly focused on platform services merchants, within the Key Accounts business segment. Participants within the Partner Program develop vertical-specific software for merchants that help them run their front-of-house functions and back-office operations. We integrate and embed our connection, payment acceptance, and data reconciliation capabilities into their software in order to improve functionality and convenience. Partners may also participate in a portion of the economics generated by payments processed through their software. In December 2025, we had more than 500 Strategic Partners.
•Member-get-member— In 2021, we developed the “Renda-extra” channel, in which any client or person in Brazil that is registered in the channel can refer our Ton solution to merchants in the country, in exchange for a commission. After the referral is made, the Ton team is responsible for the support and logistics to deliver the POS to the client.
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
Moving to customer support, our mission is to solve the clients’ issues as fast as possible, sustaining their high satisfaction, which can be done through different ways. Below, we will detail each of the solutions our clients can reach to have their problems solved, from the simplest to the most complex ones.
•Stone Self-Service Tools— Our range of apps, online portals, and self-service tools that help our clients check all of their data, manage their operations more conveniently, and solve certain issues by themselves, according to their preference.

Table of Contents	FORM 20-F 26FY25	68

•Servicing through bots— We provide our clients a chatbot named “Lucy” capable of immediately resolving simpler issues, with access to clients information and authorization to execute actions. Brazil is highly conversational – a significant number of clients prefer to contact us via WhatsApp or chat, rather than by phone. This makes our bot a scalable and convenient solution for both our operation and our clients. Our chatbot team is a specialized, centralized and an in-house team responsible for the development and operation of our chatbots. The team’s main goal is to deploy scalable, high quality digital support for our clients with 24/7 availability. It leverages Natural Language Understanding (NLU) and Natural Language Processing (NLP) service providers with our CRM technology in order to build humanized conversation flows that can understand and solve our clients' requests and questions. The first chatbot we designed was made to support Ton’s customer experience operation, and is a key piece of Ton’s operational model, as it enables the customer support to scale up in high speed and low cost, reducing the cost to serve for this segment. In 2024, we made a significant improvement by implementing a proprietary Large Language Model (LLM) platform in our bots, boosting their deflection rates and at the same time improving client satisfaction (CSAT).
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
•Servicing through enchanters— In addition to our self-service tools, bots and sales agents, our clients can rely on the expertise of our enchanters. Our enchanters are available through various channels, such as WhatsApp, in-app chat, and phone. Essentially, our clients can reach out to us in their preferred manner, and our unified platform seamlessly manages all interactions. When assisting a client, the enchanter quickly views their information, eliminating the need for time-consuming investigations. This improves efficiency and provides a comprehensive view of the client, from interactions with our sales team to detailed product configurations. There is still plenty of room to gain productivity using AI tools, but we have already started introducing AI to our client relationship team. For example, with AI, we help our enchanters to faster understand clients needs providing them summaries of client's history. This makes us more productive and also improves the quality of our service. In 2025, 90% of the contacts were answered within our internal service level agreement targets for calls and written channels. As a result, 89% of contacts were rated as “excellent” by our clients according to our internal surveys.
Within our enchanters, we have one specialized team that is focused on client retention. This is a centralized team that is responsible for trying to keep clients who are considering canceling the services we provide. If a client contacts our client relationship team to cancel their services, our retention team is instantly notified and receives the demand.
Complementing this reactive approach, we have established a dedicated Strategic Consulting team focused on our SMB portfolio. Unlike the centralized retention group, each consultant in this team manages a specific portfolio of clients, acting as a business advisor. Their mission is to foster deep relationships, drive profitability, and ensure long-term retention through proactive engagement. They maintain an "open-door" policy, being readily available for client needs while also initiating strategic touchpoints to ensure the partnership remains valuable.
We also have an adjacent data analytics group that constantly monitors our clients, uses AI technology to predict potential churn, and proactively identifies possible actions that both our consultants and our client retention team could take to reverse the propensity for churn.
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

Table of Contents	FORM 20-F 26FY25	69

Our Markets
We operate in Brazil, a large and fast-growing market for financial technology solutions. According to IBGE, Brazil nominal GDP and private consumption expenditures (“PCE”) in 2025 were R$12.7 trillion and R$8.1 trillion, respectively, up from R$11.7 trillion and R$7.5 trillion, respectively, in 2024. In 2025, total volume of card transactions increased 10.1% to R$4.5 trillion, while in 2024 it recorded a growth of 10.9% to R$4.2 trillion.
As mentioned in “ — Business Overview — Pix ”, Pix was a key evolution for the payments system in Brazil, promoted by the Central Bank in the end of 2020. The Central Bank launched Pix with the goal of democratizing access to electronic payment methods, contributing to financial and digital inclusion and thus promoting greater digitalization of payments, fostering competition, market efficiency and lowering costs of electronic transactions. Since its launch, Pix transactions have been gaining traction, more than 180 million unique Pix keys registered in the financial system as of December 31, 2025.
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
The next phase of Pix, from 2022 to 2024, was driven by Peer-to-Merchant or Peer-to-Business (“P2M” or “P2B”) transactions, where merchants increasingly adopted Pix QR codes at POS equipment to accept payments. Unlike P2P transactions, Pix QR code payments are typically subject to fees charged by Acquirers. Pix QR code transactions offer three key advantages to merchants: (i) lower costs, as they are not subject to interchange and network fees, (ii) seamless reconciliation with other card transactions processed through the POS system, which is critical for efficient store management, and (iii) ability to instantly confirm whether the transaction has been successfully settled, eliminating the need for customers to send payment receipts to the store owner, streamlining the payment process and avoiding fraud.
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
Considering these dynamics, we regard Pix as a meaningful evolution in the payments landscape. We remain committed to leading innovation within this rapidly developing environment, continuously adapting to future developments. For example, we have already started leveraging on Pix to enhance our products, such as using its volume on the daily amortization schedule of our credit product and by offering products on top of Pix rails such as Pix Parcelado or Pix Financing.
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

Table of Contents	FORM 20-F 26FY25	70

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
As a result, we believe there still is a big opportunity to continue to grow and increase our presence in the markets we address. According to our most recent internal estimates, as of September 30, 2025, we had a total available market (“TAM”), which considers revenue net of funding costs and provisions for loan losses for MSMBs in Brazil, in the amount of approximately R$32.0 billion for payments, R$33.0 billion for banking as well as almost R$42.0 billion for credit .
As Pix became a relevant payment method, we have incorporated its TAM within payments, as it is a clear opportunity to us. To evaluate this opportunity, we developed internal estimates that take into account Pix P2B and P2P transactions conducted via both dynamic and static Pix QR Codes within certain retail Merchant Category Codes (MCC), as well as Pix P2B transactions also from certain MCCs that can be considered commercial transactions according to internal parameters for average ticket. Based on this analysis, we estimate our addressable Pix market to be approximately R$2.0 billion, already incorporated in the R$32.0 billion mentioned above from payments.
Below, a description of what is being considered in each MSMB business TAM:
•Our TAM for the payments business includes revenues from Net MDR from Pix and credit, debit and prepaid cards, prepayment and POS rental, excluding taxes;
•Our TAM for the banking business includes revenues from floating, interchange fees from credit and debit cards issued by us and other fees such as wire transfer fees; and
•Our TAM for the credit business includes net revenues from working capital loans, revolving credit and credit card financing.
We believe we operate in a market with strong opportunities for long-term sustainable growth. This conclusion is based on several underlying trends that have directly affected the Brazilian retail sector in recent years, including increase in: (1) electronic commerce; (2) sales; (3) number of stores; (4) formalization; and (5) investment in professionalization of businesses by Brazilian companies.
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
We estimate that we still have a relevant opportunity ahead with the diversification of our payments business into other solutions such as banking and credit. Considering these products, we estimate that our TAM is higher than R$100 billion in revenues net of funding costs and credit losses in the MSMB segment as of September 2025. We also estimate that the micro segment revenue pool represents more than R$38 billion with a client pool larger than 11 million, while the SMB segment has the largest revenue pool opportunity, with R$69 billion and a client pool of approximately 4 million. Based on our internal estimates and publicly available data, we can see that by successfully executing our “Five acts”, we have the potential to multiply the penetration in our current addressable market. As a result of such expectations, we believe that our market share as of December 31, 2025 on each of our addressable market’s buckets is still small in comparison to our TAM.

Table of Contents	FORM 20-F 26FY25	71

When analyzing the Brazilian card industry specifically, processing volumes were R$4.5 trillion in 2025 according to ABECS data, resulting in a market share for us in 2025 of 10.3%. When considering only our MSMB TPV in comparison to total card industry volume disclosed by ABECS, our market share in 2025 was 9.3% compared with 9.7% in 2024. During 2025, Brazil experienced an acceleration in e-commerce growth relative to physical retail. According to data from ABECS, non-physical (e-commerce) volumes grew by 18.3% in 2025 compared to 2024, whereas physical retail volumes grew by 7.3% over the same period. Given our strategic focus on MSMBs operating primarily in the brick-and-mortar segment, our exposure to e-commerce volumes, which is dominated by marketplaces, remains limited. Excluding e-commerce volumes, our estimated market share in 2025 was 13.8%, based on ABECS data.
While we estimate we have 10.3% market share in merchant acquiring volumes according to ABECS data, we believe we have not yet reached scale on new solutions, with more than 3% market share in digital banking and less than 1% market share in credit for MSMBs when compared to our TAM estimates for each segment as of September 2025.
Our Competition
As we evolve our business model to a multi-product portfolio of solutions consisting mostly of financial services, we face competition from different players, mostly from a variety of payments providers, as well as banks (traditional and neobanks), that have significant financial resources and develop different kinds of services, including gateways, PSPs, other reconciliation providers, banking services and credit operations. We may also face competition from fintechs that offer specific financial solutions.
For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business, Strategy and Industry—If we cannot keep pace with rapid developments and changes in the markets in which we compete and continue to retain our clients and acquire new ones as rapidly as in the past, the use of our products and services could decline, reducing our revenues.”
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
We believe these three pillars provide us with several sustainable competitive advantages that have enabled us to gain market share and will help us grow in the future. The main competitive advantages that our model provides are as follows:
•First Mover Advantage— In order to reach SMBs in Brazil, we disrupted the market through our Stone Business Model, detailed in “Item 4. Information on the Company — A. History and Development of the Company”. As far as we know, no single player had ever tried to do it before in Brazil, and we were the first ones to do so while being profitable. We believe this has brought us significant advantages over time, as we learned a lot from our clients, allowing us to move faster than other players, while keeping very high client satisfaction within our services and products.

Table of Contents	FORM 20-F 26FY25	72

Tech-enabled distribution:
•Extensive Reach to our Clients— Due to our focus on proximity, digital and strategic channels, we have a broad range of ways we can reach our clients. As a result of our extensive range of channels, (i) we cover more than 99% of Brazil’s GDP and all of the 5,570 Brazilian cities and (ii) through our digital channel, we have millions of accesses per month.
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
•Low Cost of Acquisition—We believe our model, combined with the power and efficiency of our fully-digital technology platform, enable us to leverage our distribution to acquire new clients and upsell new solutions and services at a low marginal cost as compared to our competitors. We have 6 different sales channels, with more than 650 Proprietary and Franchised Stone Hubs, more than 500 Strategic Partners and millions of accesses per month in our digital channels, as of December 2025. We believe no single player in Brazil has a more extensive distribution network, allowing us to better balance returns and CAC on a client basis.
Superior client service:
•Best Client Service— Through our logistics and customer support we deliver the best experience in the market. The extensive and efficient network our logistics teams provide, leads us to deliver POSs for SMBs in up to 1 business-day and up to 3-days for micro clients. In our customer support, we have a fast call pickup time, where our clients talk to a human enchanter in under 5 seconds. As a result, we have consistently been ranked as the number one in client satisfaction in Brazil, according to Reclame Aqui, as of December 2025.
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
•Unique and Proprietary Data set – Our proprietary model generates data on millions of MSMBs, providing us with unique insights into customer behavior. This data is integrated into our systems, including artificial intelligence and machine learning algorithms to enhance customer support and experience, improve underwriting processes, and differentiate our products and services.

Table of Contents	FORM 20-F 26FY25	73

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
•Sustained Growth at Low Marginal Costs — Over the years, we developed foundational assets to enable our growth with low incremental costs. We have successfully reduced our nominal logistics costs per client by approximately 22% from 1Q23 to 4Q25, all while expanding our client base by 72% in the same period. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure. Our focus on identifying and addressing the core issues that lead to customer inquiries, coupled with the support of our tech team in implementing these solutions, has led to a decrease of more than 44% in the volume of contacts from our clients from the fourth quarter of 2025 compared with the first quarter of 2023. This approach resulted in a substantial reduction of 45% in cost per client in the same period, while maintaining customer satisfaction at historical levels, with a CSAT (customer satisfaction index) of 89% in 2025. The architecture and various operating advantages of the Stone Technology Platform enable us to run our business increasingly efficiently and with lower incremental transaction costs.
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
•Increasing Revenue per Customer— Due to our comprehensive set of solutions, we are able to combine them in bundles, increasing client engagement and revenues. When looking at heavy users, which are merchants that use more than three of our financial services solutions, in 4Q25 they represented 41% of our MSMB client base, while they brought more than 2x more revenue when compared to clients that use up to three solutions. Over time, the number of new Active Clients that join Stone with more than three solutions has increased from 17% in 1Q23 to 50% in 4Q25. We believe we have a big opportunity to address as we invest more in client engagement with our features while also making efforts to create and sell more financial services bundles.
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

Table of Contents	FORM 20-F 26FY25	74

Our Growth Strategies
Our primary mission is to remain focused on empowering our clients to grow their businesses, and help them conduct commerce and run their operations more effectively through our financial services solutions. We believe this focus is a key differentiator for us and an important driver in helping us win and retain clients. We believe we have already come a long way, but there is still a lot of value to be unlocked through “the power of combining”, as follows. For further information on our history and solutions we offer, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview—Our Solutions”.
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
Through our channels, we cover the totality of the cities and the services’ GDP in Brazil, as of December 2025. Despite this, we believe that our business model is far from saturation. According to our internal analysis, all our territories continue to grow across the board, regardless of their maturity levels.

Table of Contents	FORM 20-F 26FY25	75

b.Sustained best service in the industry
Our commitment to customer-centricity has been the cornerstone of our competitive advantage since our inception, when we decided to create a specialized service to provide the best customer experience in the market. In this regard, we have developed multiple channels to interact closely with our clients facilitating the resolution of their issues, and we believe that this is the key to comprehend and effectively address their needs.
In 2025, we served more than 4.8 million customers through (i) our proximity and digital channels and strategic partners, maintaining our values of proximity, (ii) our logistics, and (iii) our customer support team.
The journey of client interaction begins at the moment they sign up for our service through our sales teams, with proprietary and franchised hubs and digital channels. Within one business day for SMBs and three days for micro-merchants, our green angels deliver and set up the contracted products and services, aiming to provide the best experience for the client, so they can start using our products and services immediately. Our customer support team helps clients with their daily needs, both through our in-house and outsourced customer support team, with telephone calls answered in less than 5 seconds. Our customer support team consists of highly trained agents supported by advanced technology and automated solutions, including artificial intelligence driven bots, which improve efficiency in resolving our merchants’ issues.
We believe our on-demand customer service team supports our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our approach combines human connection, proximity, and technology, through a range of self-service tools and proprietary artificial intelligence, that seeks to help our clients manage their operations more conveniently and enables our agents to proactively address merchants’ needs, occasionally, prior to the awareness of any issue.
Since our inception, we have consistently achieved higher ratings than our competitors on Reclame Aqui, Brazil's leading consumer reputation platform. We measure this by comparing our consolidated Stone and Ton score against a complaint-weighted average of our direct competitors' ratings. Although this does not represent a financial metric, we see this as one of the catalysts for our future growth.
2.Drive Engagement
a.More levers to build price bundles
Our pricing methodology treats each client as unique, taking into account various factors such as location, transaction volume, industry segment, and channel (whether through a hub or our inside sales team). Moreover, we consider the full spectrum of solutions desired by the client, ranging from POS devices to prepayment options (including daily, business days or instant settlement). We also consider whether merchants want to accept Pix QR code payments in the POS and if they want to manage their banking domicile with Stone. Through this comprehensive data, we craft tailored offerings that bundle acquiring, Pix, and banking services, each with minimum and target return thresholds aligned with the individual characteristics of the client.

Table of Contents	FORM 20-F 26FY25	76

In the SMB segment, our engagement equation rests on driving bundles with payments and banking as an entry-point of more product penetration, which has yielded substantive results. Since 2022, the majority of new Stone clients have been onboarded with our payments and banking bundle, serving as a pivotal factor driving the growth of heavy users within our client base. Heavy users, defined as clients utilizing three or more solutions within our financial services ecosystem, have increased substantially, comprising 41% of our client base by December 31, 2025 — a 4-percentage-point increase from December 31, 2024. We believe this upward trajectory is particularly promising as heavy users exhibit an average revenue per client more than 2 times higher than that of regular clients. Moreover, we are seeing consistent improvement across all sales cohorts, maintaining a stable CAC over time. A comparative analysis between clients onboarded in the fourth quarters of 2024 and 2025 reveals an increase of 4 percentage points, from 46% to 50%, in new clients adopting more than three solutions. We believe these trends underscore our commitment to foster sustainable growth and maximize value for both our clients and stakeholders.
We are also beginning to evaluate the possibility of bundling our credit solution with acquiring and banking, thereby enhancing our value proposition for SMBs, particularly more mature clients within this segment, for whom access to a credit limit at onboarding is a key driver of adoption.
b.Strengthen the banking ecosystem
Our banking solution was originally built around a simple but powerful insight: our clients’ payment flows are the natural entry point for a banking relationship. By bundling payments and banking across all payment methods, we have successfully captured a significant share of our clients’ money-in flows, converting transaction volume into deposits and establishing Stone as a key financial partner for a growing number of merchants. While bundling payments and banking remains an important lever — particularly as we deepen our penetration within the larger SMB segment — our focus has evolved significantly beyond capturing inflows from exclusive card-driven businesses.
The next step of our banking strategy is centered on retaining and monetizing money-out flows. SMBs naturally exhibit high cash turnover, as they continuously manage outflows to pay suppliers, employees, and general business expenses. Historically, these outflows have left our ecosystem, limiting our ability to deepen the banking relationship. We are therefore prioritizing the development of solutions that enable our clients to use Stone as their primary hub for performing these payments, with the natural consequence of keeping more deposits within the account and increasing overall engagement with our platform.
Underpinning both of these priorities is a broader product philosophy: we aim to connect money flows with business workflows. Our clients do not simply need a bank account — they need a place to run their businesses. With this in mind, we are evolving our banking solution to address the operational needs of merchants end-to-end. On the money-in side, solutions such as payment links, tap-on-phone functionality, and our RaioX reconciliation tool allow clients to consolidate sales across channels — including platforms and marketplaces — in a single place. On the money-out side, our Payroll solution enables clients to manage their workforce and process salary payments entirely within Stone, while shorter duration credit is key to help our merchants pay their suppliers. Together, these initiatives reflect our conviction that deeper engagement is best achieved not by adding isolated features, but by making Stone a part of how our clients run their businesses every day.
c.Scale working capital solutions to monetize further
Following our mission of being the Brazilian entrepreneur’s best partner and helping them, through our solutions, to invest and manage their business, we identified the credit product as a significant need for business owners. Thus, we developed a user-friendly product aimed at providing a solution to their existing capital needs.

Table of Contents	FORM 20-F 26FY25	77

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
In the relaunch, we rebuilt both the product and user experience, learning from our initial credit venture. Key improvements include the use of several internal and external data to better assess merchant behavior and risk patterns, monthly installments, replacing the previous lump sum payment and maintaining the retention mechanism. We have integrated retention data into monitoring, enhancing our ability to identify credit issues and offer reschedule options via the app. Enhanced monitoring tools provide real-time data for immediate response to any unusual vintage behavior, and our models now incorporate extensive external data and control points to ensure better decision making and continuous monitoring scoring processes. Also, acquiring collateral is registered at the chamber of receivables before disbursement, and all loans are personally guaranteed by the store’s main shareholder, as we seek to reduce cash evasion risk.
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
We believe that the expansion into credit provides a substantial incremental revenue opportunity for us and the strong interaction between segments and platforms is a key strength to scale the product in our client base, always with a cautious approach. As a merchant-centric company focused on SMBs, our commitment to supporting our clients extends beyond working capital loans. As such, in 2024 we broadened our portfolio of credit solutions to better serve their evolving needs. We introduced (i) credit cards, our primary solution for addressing the credit needs of micro-merchants, providing them with essential financial flexibility, and (ii) revolving credit, a short-term loan designed to provide flexible access to capital. These expanded offerings reinforce our mission to empower merchants with tailored financial solutions that enhance their growth and financial stability. Also, in 2025 we launched the Pix financing solution to some of our merchants, leveraging on the already approved credit card limit. This solution is a credit-enabled extension of Brazil's Pix instant payment system that allows consumers to pay merchants in full and immediately while repaying the originating financial institution usually with interest-bearing installments.
As of December 31, 2025, our credit portfolio totaled R$2,836.3 million, composed of R$2,540.7 million of merchant portfolio (working capital and revolving credit) and R$295.6 million from credit cards, compared with R$1,207.6 million as of December 31, 2024, composed of R$1,093.5 million of merchant portfolio and R$114.2 million from credit cards. Our non-performing loans, or "NPL", 15-90 days were 4.43% and NPL over 90 days were 5.21%, compared to 2.47% and 3.61%, respectively, as of December 31, 2024. The coverage ratio over NPL 90 days totaled 264%, compared to 331% as of December 31, 2024.Our focus continues to be on disbursing credit to SMB clients. Additional details regarding our credit portfolio can be found in note 6.6 of our Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	78

3.Scale Through Platforms
a.Foundational assets: distribution, logistics, client service and brand
The foundational assets of a company serve as the bedrock upon which its entire operations and success are built, and we believe that our foundational assets are one of the main reasons we are in a favorable position to capture the opportunities we have ahead in the market. Through our (i) sizable distribution model, (ii) our logistics operation, (iii) our strong client service, and (iv) a recognizable brand, we can reach, serve, and engage clients efficiently driving our growth, and long-term success. Below, we detail how we intend to leverage each of our foundational assets to scale our business for multiple segments, with low incremental costs.
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
Similar to logistics, our customer service operations play a critical role in building and maintaining strong relationships with customers with a responsive and highly specialized team to address inquiries, resolve issues promptly and proactively, and enhance customer loyalty, thereby contributing to repeat business and positive word-of-mouth marketing.
Last, a strong brand serves as a strong representation of the company's core values, quality, and reputation. We believe it distinguishes the company from competitors, instills trust and credibility among consumers, and creates a loyal customer base. Our marketing department employs a cohesive approach in crafting a 360 degree communication strategy, ensuring that our brand maintains consistent visual elements and key messages across all channels. In line with our strategy, in 2025, we further strengthened our market position through high-visibility sponsorships, including Big Brother Brasil (featuring a 'Break Stone' brand activation) and the Stock Car Pro Series. Additionally, we established a strategic partnership with Luciano Huck as our brand ambassador, encompassing the sponsorship of his nationally televised show, 'Domingão com Huck,' where live client-facing activations showcased our ecosystem. This strategy was complemented by 'Stone On,' our flagship product launch event, all of which contributed to our continued recognition as one of Brazil’s most valuable brands according to the Interbrand annual ranking.
The development of our foundational assets with a strong emphasis on leveraging technology plays a pivotal role in supporting our operations as we seek to enhance efficiency, connectivity, and innovation within our integrated applications.
b.Stone Tech Platform: Build Once, Use Many
Technology plays a fundamental role in expanding our operations, supporting various teams and the expansion of our product portfolio as we execute our strategy. For this reason, having a unified platform is substantial to govern the entire client life cycle, to operate with multiple value propositions and flexibility. Envisioning our expansion, in the past years we have made improvements integrating technology teams, establishing consistent processes, and developing foundational components to create the Stone platform.
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

Table of Contents	FORM 20-F 26FY25	79

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
Our logistics platform was developed with a robust and precise infrastructure, and with this firmly established, we have been able to grow our operations with reduced incremental costs. Our logistics cost per client has decreased by 22% all while expanding our client base by more than 70% when comparing the fourth quarter of 2025 with the first quarter of 2023. This substantial reduction in costs amidst aggressive growth highlights our ability to leverage economies of scale, optimize logistics operations, and improve our cost structure.
We have identified similar trends in our client service platform, as we have reduced our cost per client over the past three years. Since the beginning, our approach to client service was not designed towards minimizing costs, but rather towards providing a superior service, through quality and proactivity. Our rationale was firmly grounded in the conviction that preemptive measures are superior to remedial actions, as by proactively addressing the root causes of client inquiries, we could deliver a superior service with remarkable efficiency. We have begun to capitalize on this approach, resulting in a decrease of approximately 45% in our cost per client on a unitary basis, when comparing the fourth quarter of 2025 with the first quarter of 2023. This reduction can be primarily attributed to the diminishing frequency of client interactions with our support services, reflecting the success of our proactive measures in mitigating issues before they arise and efficiency gains in our operations due to the increased application of artificial intelligence.
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
4.Enter New Markets
We believe our business model is well suited to serve clients in other markets where our technology, solutions, and support model can continue to disrupt traditional vendors and legacy business models. We believe this opportunity exists in:
•New Geographies—We are selectively expanding our reach within Brazil, focusing on markets where untapped client demand aligns with our existing strengths. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can leverage our business model.
•New Sectors—In the future, we may selectively expand into other sectors where we see an opportunity to leverage our capabilities to provide a differentiated value proposition for clients.
•Client Segments—We are a company focused on merchants, but if we believe we have an opportunity to address final consumers within our already existing merchants ecosystem with a strong competitive advantage, we may also seek to do so.

Table of Contents	FORM 20-F 26FY25	80

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
Trends and Challenges
In the dynamic landscape of the financial services, the possibilities for innovation and disruption are ever-present. With the rapid advancements in the regulatory environment in Brazil and in technology, companies have an expansive reach for experimentation. These innovations have the potential to revolutionize traditional services, offering more efficient processes, greater accessibility, and enhanced security. We believe there are various important trends that are impacting the growth and market opportunity for our services in Brazil. These include:
•Increasing Use of Electronic Commerce—Commerce in Brazil is increasingly being transacted through electronic accounts, such as credit, debit, and prepaid cards, eWallets and Pix instead of cash and checks. Our main goal as a financial services company is to allow our merchants to accept all types of payments existent in the market, and thus we need to constantly evolve our solutions to do so. With the launch of Pix in the end of 2020, more volume has been transferred to electronic accounts, leading to a decrease in the amount of cash in circulation. Also, according to the Focus report from the Central Bank, nominal household consumption in Brazil is expected to increase at a compounded annual growth rate between 5-6% each year between 2025 and 2029. We believe this represents one of the key drivers for card volumes growth.
•Increasing Shift to Digital Channels—Consumers and merchants are increasingly conducting commerce through digital channels online and through mobile devices. We believe there is an important opportunity for us considering that both in Brazil and Latin America, e-commerce solutions penetration is still relatively low in comparison to other countries. According to a 2024 study from Payments and Commerce Market Intelligence (PCMI), e-commerce sales in Latam are expected to grow with a CAGR of 24% between 2024-2027. When comparing Brazil to other Latam countries, the growth is on par with the regional average, with e-commerce CAGR between 2024 and 2027 expected to be 19%. Also, according to ABECS, e-commerce in Brazil grew 18.3% in 2025 compared with 2024, while physical retail in the region had a growth of 7.3% in the same period. Thus, there is still a big opportunity to address in this segment.
•More Open Regulatory Environment—The regulatory environment for the payments industry in Brazil has undergone significant changes in the past few years due to a concerted effort by the Central Bank and the Brazilian government to foster innovation and promote more open and fair competition. For example, (i) in 2020, BCB launched Pix, with the goal to streamline the process of completing payment transactions, making it straightforward, convenient, and direct for users, (ii) also in 2020, it enacted the rules for Open Finance in Brazil, which allows customers to authorize financial institutions to share some of their data with other authorized institutions and (iii) in 2025, the Brazilian government enacted Decree No. 12,712, which introduced measures to promote competition in the Worker Food Program (PAT) voucher market, including criteria for opening payment schemes, mandatory interoperability between payment schemes, and caps on interchange and MDR fees, aiming to level the playing field between incumbents and new entrants in this segment . All of these measures have the goal to continue fostering competition. We believe this has created an attractive environment for innovative financial technology providers, such as us, to continue to disrupt the market, bring better solutions to clients, and grow our market share.

Table of Contents	FORM 20-F 26FY25	81

•More Integrated Solutions to Manage Increased Business Complexity—As consumers and merchants in Brazil increasingly connect across multiple channels, such as in-store, online and on mobile devices, an increased amount of data needs to be managed in their front office operations and back office functions. Thus, merchants are demanding better integrated and more seamless shopping and selling experiences, enabling them to manage their various commercial activities across channels on a single technology platform, and to conduct commerce more effectively, with greater functionalities and more sophisticated reporting tools. For example, most vendors in Brazil typically sell, manage, and process their point-of-sale and online solutions separately and on different platforms because they use older legacy technology platforms for point-of-sale transactions, which were not originally designed to incorporate e-commerce or mobile commerce. As a result, SMBs in Brazil typically have a lower penetration of management software use in comparison to other countries. According to a 2024 study from Atlantico, SMBs represent 60% and 46% of the workforce in Brazil and USA, respectively. However, the contribution of SMBs to GDP in Brazil is close to 25%, much lower than the 44% recorded in the USA, proving that there is an opportunity for these businesses to become more efficient, with the use of integrated financial services and software solutions being one way to do so.
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
•Faster and More Specialized Customer Support—In order to support merchants with advanced technologies, integrated solutions between financial services and multiple sales channels, providers in our market need to utilize more specialized and dedicated customer support operations that can help resolve the complex technical issues they face. The increased complexity that these new technologies can create for merchants requires customer support teams with experience and expertise in working with advanced technologies, advanced diagnostic technology, and the ability and support structure to respond quickly and effectively. Also, there is a significant opportunity to further enhance efficiency in customer support by leveraging AI. Through chatbots, we can already address simpler client issues and provide an initial screening of more complex cases, directing them to a support agent when necessary. This is an approach we are already implementing, and we believe expanding its use will further streamline operations and improve even more our customer support.
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
Our Solutions
We provide a wide range of solutions and tools for merchants, including a variety of payments, banking, credit and software products with features designed to attract and retain clients, focusing on helping our customers to manage and drive growth in their businesses. As a result of the divestment of software businesses, we are focusing exclusively on solutions from our continuing operations, which encompass our financial services. These solutions are described in the tables below:

Table of Contents	FORM 20-F 26FY25	82

Payments

Solution	Description

App Store for POSs	We have an application in our POS devices that can provide additional software features to a merchant’s point-of-sale through our open, cloud-based Mamba App store. This enables third-party app developers to deploy new complementary solutions to the point-of-sale for merchants and consumers, such as mobile phone top-up, bill pay, and APM acceptance.
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

Payment Slips (Boletos)	Our solution enables clients to accept this payment method by issuing a printed document as well as use our platform to pay payment slips.
Payroll Solutions	Products designed to enable our clients to manage their employees' working hours and facilitate payroll processing through Pix.

Table of Contents	FORM 20-F 26FY25	83

Credit

Solution	Description

Working capital	We offer an integrated working capital solution with an innovative repayment schedule, where clients pay down their loans in line with their performed TPV.
Credit cards	Our product has a diverse array of features designed to provide customers with flexibility in their day-to-day transactions while aiding in the financial management of their businesses. All functionalities are conveniently accessible through our digital banking app. Customers receive both a physical card for brick-and-mortar purchases and a virtual version for online transactions, ensuring enhanced security for e-commerce endeavors. Our rigorous credit approval process, which blends external and internal data, ensures that credit limits are tailored precisely to each customer's needs.
Revolving loans	A short term and flexible credit facility that enables clients to withdraw, repay, and re-borrow funds up to a predetermined limit directly from their bank accounts.
Software

Solution	Description

Financial Management	Tools for managing cash flow, expenses, revenues, and financial reporting
Inventory Control	Tracking and management of product stock levels and movements
Tax Document Issuance	Generation and issuance of fiscal invoices and tax documents required by Brazilian law
Reporting & Dashboards	Customizable reports and visual dashboards for business performance monitoring
Customizable Modules	Modular system covering CRM, sales, invoicing, purchasing, inventory, and accounting
Online Scheduling	Self-service appointment booking by end customers through digital channels
Patient/Client Records	Digital profiles storing each customer's history, notes, and service records
CRM & Customer Retention	Tools to manage customer relationships and reduce churn through loyalty features
Social Media Management	Scheduling, publishing, and monitoring of posts across major social media platforms
Free App & Website for Businesses	Ready-to-use mobile app and website provided to merchants for online visibility
POS & Multi-device Compatibility	Software operating across POS terminals, tablets, smartphones, and peripheral devices
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

Table of Contents	FORM 20-F 26FY25	84

Risk Governance
Risk management is performed by a specific area segregated from business areas and from the area that conducts the internal audit. The Chief Risk Officer is responsible for this specific area and reports to the Company’s CEO.
The risk management area is responsible for the identification, measurement, evaluation, monitoring, reporting and control of the risks to which we are exposed, including the following:
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
•Liquidity risk is defined as the potential losses for the Company deriving from its inability to: duly honor its expected and unexpected obligations, both current and future, including those arising from guarantees provided, without affecting its daily operations; trade a position at the market price, due to its significant size in relation to the volume normally transacted or due to some market discontinuity; and to convert electronic currency into physical or scriptural currency at the time of the user's request.
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
The key governance bodies for risk management are the following:
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
•Risk Appetite Statement.
•Risk assessment methodology.
•Risk response policy.
•Incident response policy.

Table of Contents	FORM 20-F 26FY25	85

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
Regulatory Matters
Our business is subject to several laws and regulations that affect payment schemes, payment institutions and financial services, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of the Brazilian Payments System (Sistema de Pagamentos Brasileiro, or SPB).
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

Table of Contents	FORM 20-F 26FY25	86

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
Central Bank Resolution No. 150/21 also sets forth guidelines for payment scheme settlement. In this context, as a result of Public Consultation No. 104/24, Central Bank Resolution No. 522/25 sought to enhance these rules in three key areas, which will be updated by the payment scheme settlor until May 2026: (i) centralized risk management; (ii) transparency of scheme fees; and (iii) anti-money laundering and counter-terrorism financing (AML/CFT) measures.
While these provisions could help reduce participants’ financial exposure—since the settlor would be responsible for residual risks—they may also require acquirers to make additional contributions to the risk management mechanisms set by the scheme.
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

Table of Contents	FORM 20-F 26FY25	87

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

Table of Contents	FORM 20-F 26FY25	88

Our Regulatory Position
Some of our subsidiaries perform activities that are subject to Law 12,865 or Law 4,595 and regulations from the Central Bank and the CMN, as applicable, which are Stone IP, Stone Sociedade de Crédito Direto S.A. (“Stone SCD”), Stone SCFI and Stone DTVM. On November 5, 2021, MNLT applied for registration with CVM to become a category B public company (allowed to issue any securities other than shares and depositary receipts or other securities that entitle the holder to purchase shares or share certificates). As required by the applicable regulations, the subsidiaries have submitted operational authorization requests before the Central Bank and CVM, as applicable, which current status follows below:
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
•Stone DTVM was granted a license by the Central Bank to operate as a brokerage firm established as a securities distribution company (distribuidora de títulos e valores mobiliários) on November 6, 2025. The registration with the CVM is still ongoing.
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
Moreover, we started issuing post-paid instruments through Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”). As provided in Central Bank Resolution 80, payment institutions that act as post-paid instrument issuers are not required to file an authorization request until the regulatory threshold is met. Stone Cartões met this threshold in March 2025 and submitted its authorization request to the Central Bank in June 2025.
Upon obtaining authorization from the Central Bank, Stone DTVM must seek specific additional authorizations from the CVM to act as a fiduciary administrator and asset manager. Under current regulations, while the DTVM license is granted by the Central Bank, the performance of certain activities remains subject to CVM’s specific oversight and regulatory requirements.

Table of Contents	FORM 20-F 26FY25	89

Since their licenses to operate were granted by the Central Bank, Stone IP, Stone SCD, Stone SCFI and Stone DTVM have been in compliance with applicable payment and financial laws and regulations.
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
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures under an intervention by the Central Bank and the out-of-court liquidation of Stone IP, Stone SCD, Stone SCFI and Stone DTVM. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Legal and Regulatory Matters—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations”.
The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.
Regulatory Capital Requirements for Payment Institutions, Minimum Capital and Prudential Regulation
On December 1, 2021, the Central Bank enacted Resolution No. 168, which provides for the accounting criteria applicable to the preparation of the consolidated financial statements of prudential conglomerates of authorized payment institutions and the operating procedures of such documents by financial and payment institutions. This rule created the prudential conglomerate led by payment institutions authorized to operate by the Central Bank, aimed at better addressing risks arising from the activities held by the payment institution and the other ones carried out by other institutions of its economic group.
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

Table of Contents	FORM 20-F 26FY25	90

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
In September 2025, Central Bank launched Public Consultation No. 123/2025 to gather contributions on the creation of the Simplified Liquidity Coverage Ratio (LCRS) — applicable to groups containing at least one financial institution classified in Segments 3 or 4 (S3 or S4) that raise funds from the public through deposits or the issuance of securities — and the expansion of the scope for the Liquidity Coverage Ratio (LCR) to institutions in Segment 2 (S2). The proposal aims to strengthen the capacity of financial institutions to maintain reserves of High-Quality Liquid Assets (HQLA) to withstand liquidity stress periods, ensuring the fulfillment of obligations, business continuity, and the stability of the national financial system. The consultation period ended on November 1, 2025 and the rule is expected to be enacted in 2026.
Additionally, in November 2025, the Central Bank published Joint Resolution No. 14 and Resolution No. 517 establishing a new methodology for calculating the minimum limits for paid-in capital and net equity for authorized entities. Such methodology will primarily consider the activities actually performed, rather than the specific type of institution. The additional capital must be gradually increased by the entities from July 1, 2026 to December 31, 2027.
The Central Bank is responsible for defining which subsidiaries are included in the prudential conglomerate, assessing each entity's risk profile to ensure proper regulatory oversight and capital adequacy within the group. As of January, 2026, the following entities were part of the Prudential Conglomerate: Stone IP, MNLT, Pagar.me, Stone SCD, Stone SCFI, Stone Cartões, Stone DTVM, Stone Pay Meios de Pagamento Ltda., Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada (“FIDC TAPSO”), Soma III Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada and FIDC ACR I. As per the same date, the minimum Basel ratio defined for the prudential conglomerate was 10.5%.
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

Table of Contents	FORM 20-F 26FY25	91

With regards to the Central Bank regulation, Central Bank Resolution No. 365, of December 21, 2023, amended Central Bank Resolution 96, in order to provide greater transparency and visibility for post-paid Cardholders in their relationship with the issuer. As such, issuers were required to adjust the invoices and the communication with their clients. These provisions became effective as of July 1, 2024.
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
As Pix gained scale in 2021, concerns about security during the usage of this payment method also increased. To address these, Central Bank Resolution No. 142, dated as of September 23, 2021, implemented mandatory frauds records and reports prepared by financial and payment institutions and established nighttime limits, by which users are limited to transactions of up to R$1,000.00 between 8 p.m. and 6 a.m., as a general rule, and a special devolution mechanism to request return of funds in case of frauds and other scenarios was created (“Mecanismo Especial de Devolução” or “MED”).
Moreover, on November 29, 2021, the Central Bank released two features related to cash withdrawal with Pix – Pix Saque (Pix Withdraw) and Pix Troco (Pix Change), which enable users to withdraw cash from any accredited merchant participating in the system, a role traditionally played by ATMs.
In December 2023, the Central Bank issued Resolutions Nos. 360 and 361 addressing the operational rules of its new Pix product called Pix Automático (Pix Automatic), which came into effect on February 28, 2025. Although it is also a product aimed at recurring transfers, the difference between Pix Automático and Pix Agendado (Pix Scheduled) is that Pix Automático will be able to give their consent to payments even if that charge is in a variable amount each month, unlike Pix Agendado the consent is given to a single transfer amount. Pix Automático features a new range of opportunities for institutions whose clients are mainly companies. The Central Bank Resolution No. 402 substituted Resolution No. 360 and made Pix Automático effective on June 16, 2025.

Table of Contents	FORM 20-F 26FY25	92

Additionally, the Central Bank set the standards for Pix transfers initiated by Near Field Communication (NFC) on POS machines, which may significantly reduce the timeframe to initiate a transaction and increase Pix acceptance for face-to-face purchases on merchants. Such functionality has already been implemented and is currently available for Android users.
More recently, the Central Bank published Resolution No. 493, on August 28, 2025, regarding an enhancement of MED. The new MED 2.0 introduces advanced tracking of fraudulent transactions, allowing the recovery of funds across multiple layers of receiving accounts, moving beyond the first account that received the fraudulent transfer. Initially, this mechanism was scheduled for mandatory implementation in February 2026; however, given the complexity of its implementation, the deadline was extended to May 10, 2026, pursuant to BCB Resolution No. 546/2021, so that participants are not subject to the penalties set forth in the Pix Regulation for non-compliance related to the non-implementation of MED 2.0 until May 10, 2026.
Pix’s ecosystem is in constant evolution. As of December 31, 2025, there were almost 180 million active users, 162 million of which correspond to natural persons and more than 16 million legal entities. The Central Bank holds a roadmap designed to incorporate more functionalities to this payment method. Therefore, we are always keeping up with new rules and building new functionalities with the regulator and its stakeholders with the aim to offer the best payment services for our clients. In this sense, on March 27, 2025, the Central Bank announced that it was developing Pix em Garantia (Pix under Guarantee), which will allow clients to use Pix receivables as collateral in credit operations. There is currently no date set for the launch of this functionality. For more information regarding Pix market size, refer to “Item 4. Information on the Company – B. Business Overview – Our Markets”.
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
In this context, membership is mandatory for financial institutions belonging to the prudential segments 1 and 2, according to Central Bank Resolution No. 4,553, dated as of January 30, 2017, as well as for individual institutions or those belonging to conglomerates with more than 5 million customers, and institutions participating in credit portability services. In relation to the sharing of payment transaction initiation services, mandatory membership applies to mandatory participants in Pix, account-holding institutions belonging to conglomerates that include Pix mandatory participants, and payment initiation service providers (PISPs). In addition, if an institution voluntarily joins Open Finance for data sharing, all other entities within its conglomerate must also participate.
The implementation of Open Finance will be gradual, conducted in four phases, as follows:
a.Phase 1: sharing of public data belonging to participating institutions on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions;
b.Phase 2: sharing of customer record data and customer transactional data among the participating institutions upon customer’s consent;
c.Phase 3: sharing of payment initiation services, as well as forwarding credit transaction proposals; and
d.Phase 4: expansion of in-scope data to encompass foreign exchange, acquiring, investment, insurance, and open-end private pension transactions.

Table of Contents	FORM 20-F 26FY25	93

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
The transitory governance structure, pursuant to Central Bank Circular No. 4,032, dated as of June 23, 2020 was substituted in 2024. On December 5, 2024, Open Finance was formalized as a legal entity capable of implementing the definitive structure established by Resolution No. 400. Financial and payments market associations have joined the legal entity structure to keep contributing and building a diverse ecosystem, promoting competition and innovation. This includes technical groups, a secretariat and a deliberative council, responsible for discussing and defining key topics such as APIs, security, compliance, and fraud prevention. Decisions made by this structure, which also includes input from financial and payments market associations, are subject to Central Bank review to ensure alignment with regulatory goals.
In December 2025, over 800 institutions were participating in Open Finance, with approximately 153 million active consents. Despite the impressive numbers, the APIs are still being built and implemented gradually, and a lot of adjustments and corrections are being made to enable data and services sharing. Payment and financial institutions are engaged in making the ecosystem prosper, although still facing challenges to establish a truly interoperable ecosystem.
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

Table of Contents	FORM 20-F 26FY25	94

The Central Bank enacted Resolution No. 392, dated as of June 12, 2024, introducing the Financial Asset Catalog, in order to list the types of financial assets subject to registration and centralized deposit services and standardize the information of that should be registered for each type of asset.
Moreover, on December 20, 2024, the Central Bank submitted a Public Consultation to collect comments from the market on capping the interoperability fee for trade repositories for public consultation, aiming at reducing credit costs. As a result of the Public Consultation, the Central Bank issued BCB Resolution No. 472, dated as of May 8, 2025, which established maximum limits for interoperability fees to reduce credit costs with registration of card receivables.
In 2025, the Central Bank enacted BCB Resolution No. 514, dated as of October 21, 2025, which amended BCB Resolution No. 264 to (i) provide cancellation flow for a pre-contracted prepayment of receivables, those in which the contract between the acquirer or payment facilitator and the merchant establishes the payment of transactions in a period shorter than the maximum established by the payment scheme, according to merchant’s decision, and (ii) to oblige clearing and centralized settlement system operators to share the transaction settlement information to the trade for information reconciliation.
We believe that this ecosystem will increase our addressable market for both prepayment and credit solutions, while bringing transparency and more efficiency to the financial market.
Banking
On October 10, 2024, the Central Bank published Consultation No. 108, proposing regulation for banking as a service (BaaS). The regulation aims to enhance transparency in White-label structures, as well as to regulate certain aspects of the relationship between the service provider institution and the clients. On October 28, 2025, the Central Bank enacted Joint Resolution No. 16, which regulates the provision of Banking as a Service (BaaS). This resolution introduced the regulatory concept of BaaS in Brazil and established minimum requirements for its provision by payments and financial institutions authorized by the Central Bank. Financial and payment institutions acting as BaaS providers under Resolution No. 16 must comply with the provisions of the rule by December 31, 2026. We are currently evaluating the potential impacts of this regulation to our operations and will ensure compliance within the deadline for contract adjustments set forth in the rule.
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

Table of Contents	FORM 20-F 26FY25	95

Throughout 2025, participation in the definitive governance of the Boleto Convention was ensured through the Brazilian Association of Payment Institutions (ABIPAG), securing the representation of independent payment institutions in the establishment of the arrangement's rules. As a result of this participation, significant negotiations were conducted with banking associations, yielding substantial achievements, particularly: (i) voting rights in the deliberations of the governance committee; (ii) the inclusion of guiding principles regarding non-discriminatory access to products and services, equity, equal treatment, transparency, impartiality, and free competition; (iii) the elimination of the monopoly in the provision of registration and settlement infrastructure; (iv) the public disclosure of the arrangement's technical documentation; (v) the requirement for governance committee approval regarding changes to fees and the recovery of operating costs (RCO), as well as prior notification to participants providing a reasonable timeframe for compliance; (vi) the conditioning of data usage by the processing entity on the public and non-discriminatory offering of the resulting products to all participants; and (g) the incorporation of the authorized direct debit (DDA) Convention into the Boleto Convention.
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
Credit, Financing and Investment Company
Credit, Financing, and Investment Companies (Sociedade de Crédito, Financiamento e Investimento – SCFI) are financial institutions regulated by Law No. 4595 and Resolution CMN nº 5.237. Therefore, they are subject to the other general rules and obligations applicable to financial institutions.
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

Table of Contents	FORM 20-F 26FY25	96

Securities Distribution Company
Securities Distribution Companies (Distribuidoras de Títulos e Valores Mobiliários - “DTVM”) are institutions treated as financial institutions for regulatory purposes and regulated by Laws No. 4.728 and No. 4,595 and Resolution CMN No. 5,008. These entities are authorized and supervised by the Central Bank, however, certain of their activities are also regulated by CVM.
DTVMs activities include the underwriting and distribution of securities in the primary and secondary markets, as well as the intermediation of public offerings. Within the scope of asset management and fiduciary services, DTVMs are expressly authorized to establish, organize, and manage investment funds and investment clubs, and may also provide portfolio management and securities custody services. Furthermore, these institutions may act as fiduciary agents, as well as issuing agents for certificates, performing a broad range of administrative and technical advisory roles within the financial and capital markets, among other activities.
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

Table of Contents	FORM 20-F 26FY25	97

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
E-Commerce, Personal Data Protection and Taxes.
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, personal data and data protection laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated primarily by Law No. 12,965/2014 (the “Brazilian Internet Act” or “Marco Civil da Internet”), which establishes principles, guarantees, rights and duties for internet users and providers. LGPD (Brazilian General Data Protection Law), in force since September 2020, provides a comprehensive framework for the processing of personal data, including by digital means, with the purpose of protecting the fundamental rights of freedom and privacy. LGPD establishes nine legal bases, in addition to consent, upon which personal data may be lawfully processed, and its administrative sanctions have been fully in effect since February 2023.
LGPD imposes compliance obligations on all natural persons or legal entities, whether public or private, that process the personal data of individuals in Brazil, regardless of where that business or organization itself might be located. Since its enactment, the LGPD has been further developed through ongoing regulatory efforts by ANPD (the Brazilian data protection authority), which has actively issued binding regulations, technical guidelines, and enforcement decisions that continue to shape the applicable compliance framework.
Customer accounts on our digital platform are subject to the LGPD and bank secrecy law (Complementary Law No. 105/01 and Article 17 of the CMN’s Resolution No. 4,893/2021). We are also subject to trademark and software protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. In addition, our operations involving the Pix instant payment ecosystem are subject to the Pix regulatory framework issued by the Central Bank (Central Bank Resolution No. 1/2020). It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

Table of Contents	FORM 20-F 26FY25	98

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by additional authorities. For further information on the risks relating to regulation of our business, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Legal and Regulatory Matters—Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
Consumer Protection Laws
Due to some of our products, we are subject to several laws and regulations designed to protect consumer rights, most notably, the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil, including basic rights, such as access to and modification of personal information, product and service liability, protection against misleading advertising, and the right to clear information regarding products and services. While certain of our historical products and services, primarily those designed to support the business and professional operations of merchants, may fall outside the scope of the CDC, the expansion of our ecosystem over the last year has altered our regulatory profile. By broadening our offering to include a diverse range of financial products, credit solutions, and services specifically tailored for micro-entrepreneurs and individuals, we have increasingly engaged in activities that are subject to the protections and requirements of the Consumer Protection Code. These consumer protection laws could result in compliance costs.
Personal Data Protection
The LGPD establishes comprehensive framework for regulating the processing of personal data in Brazil, encompassing collection, use, processing and storage. Since its enactment, it has introduced significant changes to data protection regulations, impacting all interactions involving personal data, whether in digital or physical environments. The ANPD (Brazilian data protection authority) is the body responsible for overseeing and enforcing the LGPD. Historically, the LGPD has been adopting a predominantly educational approach, prioritizing the publication of guidelines, manuals, and technical studies to foster a culture of data protection. This "guidance-first" posture was also reflected in its initial sanctioning proceedings, which often favored corrective measures and guidance over the imposition of severe financial penalties.
More recently, the ANPD’s enforcement profile has undergone a significant transition toward a more rigorous and assertive supervisory posture. This institutional evolution was solidified in 2025 following the enactment of Provisional Measure No. 1,317/2025, which converted the ANPD into the National Data Protection Agency. This conversion granted the authority the formal status of an independent regulatory agency, endowed with increased technical, administrative, and financial autonomy. This new legal standing empowers the Agency to intensify its oversight of processing activities and reinforces its capacity to impose administrative sanctions for non-compliance with the LGPD.
As part of its rulemaking authority, ANPD has enacted the following resolutions: (a) Resolution No. 15/2024, establishing rules for the communication of security incidents; (b) Resolution No. 18/2024, regulating the role and activities of the “Data Protection Officer”; and (c) Resolution No. 19/2024, approving the regulation on international data transfers and the mandatory content of standard contractual clauses.
Notably, in January 2026, the ANPD and the European Commission issued an adequacy decision recognizing the equivalence between the LGPD and the General Data Protection Regulation (“GDPR”). This decision confirms that Brazil provides a level of protection comparable to the European Union, simplifying international data transfers between these regions.

Table of Contents	FORM 20-F 26FY25	99

ANPD has established a comprehensive roadmap for its upcoming cycles of analysis and enforcement. According to its regulatory agenda, the ANPD’s priority themes for the following years center on high-risk processing activities and emerging technologies. Key areas of focus include the governance and use of artificial intelligence (AI), the processing of biometric and sensitive data, and the enhanced protection of data belonging to children and adolescents. Furthermore, the ANPD is expected to prioritize the regulation of high-risk and large-scale data processing, as well as the improvement of transparency and accountability standards for digital platforms.
Intellectual Property and Licensing
Our services primarily leverage proprietary software and integrated payment systems. We safeguard our intellectual property through a strategic combination of statutory frameworks and contractual mechanisms. Specially we rely on Brazilian Copyright Law and Software Law (Law No. 9,610/1998 and Law No. 9,609/1998, respectively), to protect our source code and creative assets, and the Brazilian Industrial Property Law (Law No. 9,279/1996), to secure our trademarks and trade secrets. Furthermore, we reinforce these legal protections through robust confidentiality and non-disclosure agreements with employees and third parties, complemented by licensed technology from strategic partners.
Trademarks
As of March 2026, our operations in Brazil utilize more than 150 registered trademarks. While 103 of these trademarks are owned directly by Stone Instituição de Pagamento S.A. (“Stone IP”) - including the “Stone” trademark -, the residual portfolio is owned by various affiliates of our Group. Our trademarks are either registered or currently under application with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Intelectual - “INPI”). As the competent authority, the INPI grants owners exclusive rights of use for a ten-year term, which is subject to successive renewals for additional equal periods. We also hold usage rights for the “Pix” trademark, the instant payment ecosystem managed by the BCB, for which no licensing fees are required.
Domain Names
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including, among others, “stone.com.br”, “pagar.me”, “stone.co” and “investors.stone.co.”.
Campaigns
We operate under a rigorous regulatory framework regarding the offering and promotion of our services. Our marketing and commercial activities are designed to comply with Central Bank regulations, federal commercial promotion statutes (Law No. 5,768/1971), and self-regulatory codes (Advertising Self-Regulation Code by CONAR - Brazilian Advertising Self-Regulation Council). Management maintains a dedicated focus on legal and regulatory adherence seeking that all advertising and promotional materials meet the required standards of transparency and compliance.
Licensing
We maintain material agreements with major card schemes, such as Visa and Mastercard, which are essential to our operations as an acquirer in Brazil. This arrangements grant us non-exclusive, non-transferable licenses to use certain trademarks, service marks, and logos in connection with our acquiring and payment processing activities in Brazil. Under these license agreements, we are generally responsible for the costs and risks associated with our principal participant, and any applicable fees are determined by the standard rule an regulations established by the respective card schemes.

Table of Contents	FORM 20-F 26FY25	100

Third-Party Rights and Usage
Other trademarks, service marks and trade names appearing in this annual report are the property of their respective owners. For convenience, some of the intellectual property referenced herein may appear without the ® and ™ symbols; however, such omission is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.
Brazilian Worker Food Program (Programa de Alimentação do Trabalhador - PAT)
Law No. 6,321, dated as of April 14, 1976, established the Worker Food Program (Programa de Alimentação do Trabalhador), a public policy that provides tax benefits to employers who finance the purchase of food or meals for their employees. The Federal Government issued Brazilian Decree No. 10,854, enacted as of November 10, 2021, to regulate this program and to grant authority to the Ministry of Labor and Social Security to manage it, among other labor matters.
Over the years, the main method of employers to provide their employees with the funds or vouchers to purchase food or meals within the scope of the Worker Food Program was closed payment schemes. However, Law No. 14,442, dated as of September 2, 2022, amended Law No. 6,321 to modernize this program and to allow the provision of funds for food or meals under this program through open payment schemes. In May 23, 2024, we obtained a Worker Food Program Acquirer license from the Ministry of Labor and Social Security to operate under open payment schemes.
Subsequently, the Federal Government issued Brazilian Decree No. 12,712, enacted as of November 11, 2025, to amend Brazilian Decree No. 10,854 to provide for certain measures, such as: (i) criteria for opening payment schemes; (ii) interoperability between payment schemes; (iii) cap to interchange and MDR fees; and (iv) maximum period for settlement to the merchant within 15 days. The application of these measures is still under discussion in the Courts, and a final decision may take some additional time.

Table of Contents	FORM 20-F 26FY25	101

C.    Organizational structure
We carry out our operations principally through our Brazilian operating companies. A simplified organizational chart showing our current corporate structure, as of March 31, 2026 is set forth below:

StoneCo Ltd. (Cayman Islands)
50%
Reclame Aqui Holding Ltd. (Cayman Islands) (1)
100%
DLP Capital LLC (USA)
100%
Stone Apex Capital (USA)
100%
Stone ALP Holding (Luxembourg)
100%
Stone Capital (Switzerland)
100%
Stone VETC (Luxembourg)
100%
STNE Part. em Tecnologia (Brazil)
100%
Tag (Brazil)
100%
STNE Investimentos (Brazil)
100%
Stone Serviços Financeiros (Brazil) (2)
100%
Stone Instituição de Pagamento (Brazil)
100%
Pagar.me (Brazil)
100%
Stone Cartões (Brazil)
100%
Stone SCD (Brazil)
100%
MNLT (Brazil)
100%
SCFI (Brazil)
100%
Stone Pay (Brazil)
100%
Stone DTVM (Brazil)
100%
Stone Corporate (Brazil) (3)
13 other subsisiaries (4)
100%
Vitta Tec. (Brazil) (5)
50%
Questor (Brazil)
50%
VHSYS (Brazil)

(1)
50% of Reclame Aqui Holding Ltd. is held by VLP Holding Ltd. Reclame Aqui Holding Ltd. has subsidiaries, in which we have 50% of equity interest. For more information, see note 4.1.2 – Subsidiaries of the Group on our Consolidated Financial Statements.

(2)	Previously “Stone Holding Instituições S.A.”, incorporated in 2022 due to a requirement of the Central Bank, to maintain the control of Stone Instituição de Pagamento held by a Brazilian company.
(3)	Previously “Linx S.A.”, the company was transformed into a special purpose entity (SPE) right after the sale of our software division.
(4)	Please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements for more details.
(5)	Vitta has subsidiaries, in which we have 100% of equity interest. Please refer to Item 4.1.2 – Subsidiaries of the Group on the Notes to consolidated financial statements for more details.

Table of Contents	FORM 20-F 26FY25	102

D.    Property, plants and equipment
Properties
As of the date of this annual report, our registered office is located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our primary operational hubs are located in Brazil. Our São Paulo office supports product development, sales, marketing, finance and business operations and is located at Avenida Rebouças 2,880, Pinheiros, São Paulo/SP, Brazil. Our Rio de Janeiro office supports certain business activities, including customer relations and technology development and is located at Rua do Passeio, No. 38/40, Centro, Rio de Janeiro/RJ, Postal Code 20021-290, Brazil. All offices mentioned above are occupied under lease agreements and collectively comprise approximately 228,000 square feet of office space. In accordance with our business strategy, we also operate several proprietary Stone Hubs across Brazil. We believe that our facilities are sufficient for our current needs.
Additionally, as of December 31, 2025, we leased data center facilities in Rio de Janeiro and São Paulo in Brazil, and in Chicago, Illinois and Atlanta, Georgia in the United States.
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
A.    Operating results
Overview
As of December 31, 2025 we served more than 4.8 million active payments clients in Brazil mostly bricks-and-mortar but also digital merchants of all sizes and types, although our focus is primarily on targeting the approximately 15.1 million micro, small and medium-sized businesses, or MSMBs, in Brazil. We believe these merchants have been historically underserved and overcharged by traditional banks and legacy providers that use less effective distribution networks through bank branches, and outsourced customer service and logistics support vendors. Our offering currently covers payments, banking and credit and we have reached more than 3.6 million banking active clients —the majority of whom are also payment clients — and a credit portfolio of more than R$2.8 billion as of December 31, 2025.
The following is a summary of our key operational and financial highlights for continuing operations, unless otherwise noted:
•We generated R$14,153.8 million of total revenue and income in the year ended December 31, 2025, compared with R$12,049.6 million of total revenue and income in the year ended December 31, 2024, representing annual growth of 17.5% and compared with R$10,761.1 million of total revenue and income in the year ended December 31, 2023, representing annual growth of 12.0%.

Table of Contents	FORM 20-F 26FY25	103

•We had a net income of continuing operations of R$2,377.1 million and adjusted net income of R$2,477.2 million in the year ended December 31, 2025, compared with net income of R$2,020.6 million and adjusted net income of R$2,108.2 million in the year ended December 31, 2024 and compared with net income of R$1,554.6 million and adjusted net income of R$1,437.2 million in the year ended December 31, 2023. See “Item 3. Key Information—Selected Financial Data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the year.
•We processed TPV of R$560.9 billion, compared with R$516.2 billion in 2024, representing an annual growth of 8.7%, compared with R$438.3 billion in 2023, representing an annual growth of 17.8%.
•In banking, we have reached more than R$11.1 billion in deposits compared with R$8.7 billion in 2024, with an annual growth of 27.4% compared with R$6.1 billion in 2023 with a growth of 42.2%.
•In credit, our total credit portfolio reached R$2,836.3 million as of December 31, 2025, compared with R$1,207.6 million in 2024, representing an annual growth of 134.9%, compared with R$312.8 million in 2023, representing an annual growth of 286.1%.
Business Segment Information
In the second quarter of 2025, we entered into two separate agreements to sell our Software Businesses and Simplesvet. In connection with these transactions, the businesses were classified as held for sale and as discontinued operations, and their operations have been excluded from continuing operations and segment reporting for all periods presented in this annual report.
Prior to the third quarter of 2025, the Company reported its results under financial and software business segments as well as certain non-allocated activities comprised of non-strategic businesses, including results on its disposal/sale. Following the strategic decision to divest the Software Businesses, these operations were classified as discontinued operations and assets held for sale and thus we revised our internal reporting structure and the performance measures reviewed by our Chief Operating Decision Maker (“CODM”), which comprises our Chief Executive Officer ("CEO”) and Board of Directors, to align with our continuing operations. We therefore manage and report the business as a single operating segment.
The segment information for the years ended December 31, 2024 and 2023 has been retrospectively recast to reflect these changes and to enhance comparability. For further information, see “Presentation of Financial and Other Information—Selected financial data.”
Significant Factors Affecting our Results of Operations
Our Business
Our ability to attract, retain, and expand client engagement through a multi-product ecosystem
At the core of our strategy is a customer-centric culture focused on developing strong, long-term relationships through a superior customer service and continuous innovation to build a comprehensive product suite. By deeply understanding our clients’ needs, we can provide tailored solutions that enhance their experience and create lasting value. We believe this approach is fundamental to our ability to not only attract new merchants but also to drive deeper engagement and higher customer satisfaction and retention within our ecosystem.
Client Attraction and Retention: To effectively expand our active client base, we leverage a multi-channel distribution strategy that balances growth and profitability by selecting the most appropriate go-to-market approach for each customer profile. See “Item 4. Information on the Company—B. Business Overview—Business Model—3. Tech-enabled distribution” for additional information. This strategy ensures that our expansion is both strategic and sustainable. Also, our ability to drive activation and engagement within our ecosystem depends on a superior customer service experience and a comprehensive product suite.

Table of Contents	FORM 20-F 26FY25	104

As a result of our local distribution, focus on customer support and broad suite of integrated solutions, we seek to increase cash in from our clients mainly from transaction volumes across our solutions from both new and existing clients, which in turn may contribute to higher banking deposits. These factors are important drivers of revenue growth, as our payments and banking bundle serves as the primary entry point to our financial services ecosystem, and a substantial portion of our revenues is derived from fees earned as a percentage of our clients’ TPV.
For the year ended December 31, 2021, our TPV was R$275.4 billion, growing to R$560.9 billion for the year ended December 31, 2025, with a CAGR of 19.5%, with banking deposits increasing with a CAGR of 49.8% from R$2.2 billion to R$11.1 billion in the same period. At the same time, our number of active payments clients expanded from approximately 1.8 million Payments Active Clients as of December 31, 2021 to more than 4.8 million Payments Active Clients as of December 31, 2025, with a CAGR of 28.4%, as shown in the graphs below:
Engagement and Monetization: Since 2021, our strategy has revolved around bundling financial solutions to maximize value for our clients while driving engagement and revenue growth. Banking and acquiring bundles are our primary entry point, allowing our clients to seamlessly integrate financial services into their daily operations, while also establishing a strong foundation for deeper product adoption. For example, our banking account provides merchants with a series of money-in and money-out functionalities, including wire transfers, Boletos, Pix, receiving funds from their sales, saving money, among others, as well as having a credit and debit card.
Evidence from our success in this strategy is the steady growth of heavy users - clients who use three or more of our financial solutions – which reached 41% of our client base by December 31, 2025, a 4-percentage point increase from the previous year. Heavy users are particularly valuable, as their deeper engagement with our ecosystem translates into higher revenue generation and stronger client retention.
To further enhance engagement, we are continuously expanding our ecosystem with new product launches. A notable recent example includes our recently introduced payroll solution to help merchants better manage and pay their employees’ salaries and overtime. By continuously innovating and expanding our offerings, we strengthen client relationships, unlock new monetization opportunities, and solidify our position as the one-stop financial partner for MSMBs.
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

Table of Contents	FORM 20-F 26FY25	105

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
Our credit portfolio is accounted for in accordance with IFRS 9, which requires the recognition of expected credit loss provisions at the time of loan origination or credit limit expansion. This front loaded accounting treatment creates a timing difference, as we record the full expected loss provision at inception, while the related interest income is recognized over the life of the loan. Accordingly, as we continue to expand our credit portfolio and accelerate client acquisition, this dynamic may temporarily pressure gross profit and margins, reflecting the upfront provisioning expense, while the associated interest income is earned over time. As our lending base grows and matures, we continuously refine our underwriting models, risk assessment processes, and collection strategies to maintain a balanced approach between growth and financial resilience. We have also expanded our portfolio to include credit cards and revolving loans, further diversifying our credit offerings. Refer to “Item 4. Information on the Company—B. Business Overview—Business Model—Our Solutions” for more details.
As of December 31, 2025, our credit portfolio totaled R$2,836.3 million, composed of R$2,540.7 million of merchant portfolio (working capital and revolving credit) and R$295.6 million from credit cards, compared with R$1,207.6 million as of December 31, 2024, composed of R$1,093.5 million of merchant portfolio and R$114.2 million from credit cards. Our non-performing loans, or "NPL", 15-90 days were 4.43% and NPL over 90 days were 5.21%, compared to 2.47% and 3.61%, respectively, as of December 31, 2024. The coverage ratio over NPL 90 days totaled 264%, compared to 331% as of December 31, 2024.
Financing of our working capital solutions to our merchants
We offer different working capital tools, including, prepayment of receivables and credit solutions, supporting merchants’ liquidity needs. Through prepayment, merchants can advance their future expected receivables from credit or debit cards paying a discount rate based on a percentage of the total volume prepaid. The discount rate depends on factors such as merchant size, the maturity of receivables to be prepaid, and local market dynamics. An overall increase in TPV generally increases financial income given an overall increase in the volume of prepayments. Higher levels of installment transactions usually lead to higher demand for our prepayment. On the other hand, a smaller share of credit transactions leads to a decrease in the ratio of financial income from prepayments relative to total revenue and income, since debit card transactions are only eligible for same-day prepayment.
Due to the prepayment and credit solutions offering, optimizing funding costs is a key driver of our healthy margins. Through the date of this annual report, we have funded prepayment and credit to our Active Client base by (i) selling receivable rights owed to us by Card Issuers to banks we hold a commercial relationship with, or to special purpose investment funds, FIDCs that exclusively buy these receivables, (ii) using proceeds from general third-party borrowings, (iii) third-party deposits both from our clients and brokerage platforms, and (iv) using our own capital. For further information on our FIDCs, see “—Description of Principal Line Items—Financial Expenses, Net”. Our funding costs are primarily affected by our capital structure, interest rates, availability of third-party financing on attractive terms, and our ability to continue to attract investment into our FIDCs on appealing terms.

Table of Contents	FORM 20-F 26FY25	106

Economies of scale resulting from our Technology Platform
Our technology platform allows us to expand efficiently, by growing our volumes and increasing the number of clients while reducing marginal operational costs.
The integrated nature of our platform also allows us to operate cost-effectively, reducing the need for operational personnel with a high level of automation. For instance, in 2025, we further optimized our customer support capabilities through the integration of Artificial Intelligence via our proprietary tool, 'Lucy.' See “Item 4. Information on the Company—B. Business Overview— 4. Superior Client Service” for more information. This implementation has not only led to efficiency gains in customer service but has also streamlined resolution times for complex inquiries and significantly enhanced customer sentiment, with Customer Satisfaction Score (CSAT) from our chatbot improving from 90% as of December 31, 2024, to 92% as of December 31, 2025. Also, our Green Angels team of operations and support personnel allows us to improve POS deployment costs as we further penetrate and grow our Active Client base within our Stone Hubs. For further information refer to “Item 4. Information on the Company—B. Business Overview—2. Comprehensive Merchant Platform”.
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

Table of Contents	FORM 20-F 26FY25	107

Timing differential between future revenues generated and investments
Whenever we decide to make strategic investments for growth in our operations, which may include investments in our distribution capabilities, marketing, technology, new financial services and software solutions, among others, we may see temporary impacts in our financial results. These front-loaded investments can lead to lower margins, which typically precede higher growth rates in our operation. For instance, as our credit product is recognized according to IFRS 9, credit provisions are made upfront as soon as the loan is disbursed, while revenues are recognized on an accrual basis according to the term of the loan. As a consequence, periods of accelerated customer acquisition typically lead to higher upfront provisions, which pressure gross profit and gross margin in those periods, even though the associated revenue will be earned over time.
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
In connection with the acquisitions we made over our history, we recorded amortization expense for both continuing and discontinued operations for the years ended December 31, 2025, 2024 and 2023 of R$ 106.4 million, R$ 122.8 million and R$ 92.4 million, respectively, related to the fair value adjustment on intangible assets, primarily software, property and equipment, customer relationship, trademarks and patents and exclusivity rights, in accordance with the acquisition method.
In addition, any goodwill impairment related to acquired assets may also affect the comparability of results between periods. For the year ended December 31, 2024 we recorded a goodwill impairment on the Linx asset of R$3.6 billion. This was followed by an additional goodwill impairment of R$158.0 million for the year ended December 31, 2025. These charges were recognized within the results of discontinued operations and did not impact our income from continuing operations. No impairment charges were recognized during the fiscal year ended December 31, 2023.
Macroeconomic environment
The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impacts the number and overall value of payment transactions, banking and lending activities. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares”.

Table of Contents	FORM 20-F 26FY25	108

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023

Real growth in gross domestic product	2.3%	3.4%	2.9%
(Deflation) Inflation (IGP-M)(a)	(1.1%)	6.5%	(3.2%)
Inflation (IPCA)(b)	4.3%	4.8%	4.6%
Long-term interest rates—TJLP (average)(c)	8.7%	6.9%	7.1%
CDI rate (average)	14.3%	10.8%	13.2%
Period-end exchange rate—reais per US$1.00	5.5	6.2	4.8
Average exchange rate—reais per US$1.00(d)	5.6	5.4	5.0
Appreciation (depreciation) of the real vs. US$ in the period(e)	12.5%	(21.8%)	7.8%
Unemployment rate(f)	5.1%	6.6%	7.8%

Source: FGV, IBGE, Central Bank and B3.
(a)	(Deflation) Inflation (IGP-M) is the general market price index measured by FGV.
(b)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(c)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(d)	Average of the exchange rate on each business day of the year.
(e)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(f)	Average unemployment rate for the year as measured by IBGE.
Interest rate
Interest rates have an effect on our ability to generate revenue and directly affect our cost of funds. Higher interest rates can increase household indebtedness, which may hinder our customers’ ability to repay our credit products, and can reduce private consumption, negatively impacting our TPV, while also increasing our funding costs, as most of our third-party funding is linked to the Brazilian’s interest base rate. Usually, when there is an increase in interest rates, and thus, in funding costs, there is a time lag before we are able to pass on price increases to clients, which temporarily pressures our margins. On the other hand, when interest rates go down, we immediately benefit from higher spreads, improving our margins. In the past years we have significantly evolved our pricing policy and internal processes to be able to reprice clients when needed in a faster and seamless way. We will continue to optimize our pricing strategy, guaranteeing we are within the return hurdles established for each client.
Inflation
Inflation has an effect on our obligations towards certain suppliers, such as office leasing and telecommunications providers, whose costs are indexed to inflation rates. However, most of our revenues are naturally hedged against inflation, since if our merchants raise their prices due to inflation, this will positively impact our TPV and, consequently, our revenues. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. Subscription fee from software revenues is periodically updated by an inflation index.

Table of Contents	FORM 20-F 26FY25	109

Currency fluctuations
The results of our operations are primarily denominated in reais (R$). However, our results may be subject to currency fluctuations as we hold cash, debts, accounts payable and receivables denominated in foreign currency (primarily U.S. dollars). For example, we process transactions originated from our Active Client base in Brazil with credit cards issued by foreign banks that are settled in a foreign currency. In addition, we purchase items that have their prices partially indexed to U.S. dollars, such as POS devices, other equipment and our data centers. To partially offset our exchange rate risk, we may use derivative contracts. For the year ended December 31, 2025, 2024 and 2023, we had a net foreign currency gain (loss) for continuing operations of -R$13.1 million, R$19.4 million, R$15.2 million, respectively.
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
Acquisitions
Transaction with Reclame Aqui
On February 17, 2022, we acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”) for R$230.1 million. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.
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
Description of Principal Line Items
The following is a summary of the principal line items comprising our statement of profit or loss for continuing operations.
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

Table of Contents	FORM 20-F 26FY25	110

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
Net revenue from subscription services and equipment rental
We earn monthly recurring revenue from subscription services and equipment rental, which include rentals of electronic capture equipment, monthly fees charged for the use of our software solutions and other solutions or services, such as reconciliation solutions, business automation, software hosting services and support teams, among other services. Revenue generated by electronic capture equipment rental varies according to the value of the equipment, the quantity of equipment rented to a particular merchant and the location of the merchant. Each subscription service fee is charged as a fixed monthly fee and is either billed and deducted from the merchant’s transaction receivables or is billed to the client monthly. We recognize revenue from subscription services as the services are rendered and from equipment rental on a straight-line basis over the lease term. We also recognize revenues on commissions from our insurance solution within our digital banking offering. The amounts deducted from our revenue from subscription services and equipment rentals consist primarily of the applicable Brazilian sales taxes and social security contributions, including ISS, PIS and COFINS. We are required to collect each of the above-mentioned taxes and contributions on our subscription services and equipment rentals when applicable.
Financial income
Financial income is generated mainly by (i) fees charged for the prepayment of our clients’ receivables from credit card transactions, (ii) results from our credit operations which are recognized under the effective interest method, and (iii) yield on liquid securities on which we invest cash from client deposits of our digital banking.
Some merchants allow Cardholders to elect to pay for purchases in multiple installments. We allow our merchants to elect early payment of single or multiple installment receivables, less a prepayment fee.

Table of Contents	FORM 20-F 26FY25	111

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
Cost of services
Our cost of services includes transaction costs, depreciation and amortization (“D&A”), personnel expenses related to technology, logistics, customer service, risk, operations and others, costs to deploy merchant equipment, payment scheme license fees, provisions for credit losses and provisions for acquiring and banking losses, and other costs. For further information on these costs, see note 18 to our Consolidated Financial Statements.
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
•Personnel expenses include wages, benefits (such as meal and transportation vouchers and medical insurance), variable compensation, overtime, courses and training, social contribution and payroll taxes, including contributions to the Brazilian Social Security Institute (INSS) and the Brazilian Unemployment Compensation Fund (FGTS). Personnel expenses are divided between cost of services, administrative expenses and selling expenses. Personnel expenses included in cost of services relate to customer relations, certain personnel in our technology and risks team, logistics, and other personnel that support our transaction processing and other services.
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
•Provisions for our acquiring and banking businesses include provisions related to potential Chargebacks, default by issuers, potential default from subscription fees and risks associated with fraud. Chargebacks may occur due to a variety of factors, such as a claim by the Cardholder or cases of fraud. If we are unable to collect Chargeback or refund from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a Chargeback or refund due to closure, bankruptcy, or other circumstances, and, we bear the loss for the amounts paid to the Cardholder.
•The portion of our other expenses that form part of our cost of services includes items such as costs from our registry of receivables (TAG) and losses from Chargebacks, which consist of transactions credited back or refunded to the Cardholder in the event a billing dispute between a Cardholder and merchant is not resolved in favor of the merchant.

Table of Contents	FORM 20-F 26FY25	112

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

Table of Contents	FORM 20-F 26FY25	113

To date, we have funded our working capital solutions primarily by (i) selling receivables owed to us by Card Issuers to banks, (ii) selling receivables owed to us by Card Issuers to FIDCs and special purpose vehicles (“SPVs”), (iii) raising debt, either through capital markets or banking facilities, (iv) with our own capital, (v) through the issuance of debentures and financial bills, and (vi) institutional and retail deposits through our finance company, originated from both own and third-party distribution channels. For further information regarding our financial liabilities, see note 6.8 to our audited Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Note on the impact of different funding sources for working capital solutions to our clients on our cash flow statement”.
All of our Institutional Deposits and Marketable Debt Securities and Other Debt Instruments, as of December 31, 2025, 2024 and 2023 were denominated in Brazilian reais, except for: (i) the issuance of our inaugural bonds in June 2021, denominated in US Dollars; (ii) subsequent US Dollar-denominated debt issuances, the proceeds of which were fully swapped into Brazilian reais through cross-currency interest rate swap agreements; and (iii) FIDC ACR I, which was issued in Brazilian reais, but whose contribution was made by a special purpose vehicle denominated in US Dollars — swapped to Brazilian reais. As a result, our net foreign currency exposure on such instruments is hedged, with economic exposure effectively denominated in Brazilian reais.
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
As of December 31, 2025, the combined rate applied to most entities in Brazil is 34%, comprising the Corporate Income Tax and the Social Contribution on Net Income on the taxable income of each Brazilian legal entity (not on a consolidated basis).

Table of Contents	FORM 20-F 26FY25	114

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
Complementary Law No. 224/2025, enacted on December 26, 2025, provides for an increase in the Social Contribution on Net Income (CSLL) rates applicable to certain financial institutions. Under this law, the CSLL rate applicable to payment institutions (IP) and direct credit companies (SCD) will increase from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For credit, finance, and investment companies (SCFI), the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028.
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
As a result of the enactment of Complementary Law No. 224/2025, the balances of deferred tax assets and deferred tax liabilities include the effects of the increase in CSLL rates on temporary differences expected to be realized or settled after the effective dates of the new rates. As of December 31, 2025, such effects amounted to R$ 76.9 million, of which R$ 50.9 million was recognized in profit or loss for the period and R$ 26.0 million in other comprehensive income.
See note 9 to our audited annual Consolidated Financial Statements.
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives associated with technological innovation under Lei do Bem, which enable us to reduce the Corporate Income Tax base. For the effective tax rate reconciliation, see note 9 to our Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	115

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023
The following table sets forth our statement of profit or loss for the years ended December 31, 2025, 2024 and 2023.

		For the Year Ended December 31,
	2025	2024	Variation (R$)	Variation (%)	2023	Variation (R$)	Variation (%)
		R$ millions, except amounts per share

Statement of profit or loss data:
Net revenue from transaction activities and other services	2,493.1	3,128.9	(635.7)	(20.3)%	3,144.4	(15.5)	(0.5)%
Net revenue from subscription services and equipment rental	889.3	746.2	143.2	19.2%	717.4	28.7	4.0%
Financial income	10,017.3	7,676.2	2,341.1	30.5%	6,229.3	1,446.9	23.2%
Other financial income	754.1	498.3	255.8	51.3%	670.1	(171.8)	(25.6)%
Total revenue and income from continuing operations	14,153.8	12,049.6	2,104.2	17.5%	10,761.1	1,288.5	12.0%
Cost of services	(3,365.4)	(2,832.5)	(532.9)	18.8%	(2,370.2)	(462.3)	19.5%
Administrative expenses	(921.7)	(845.5)	(76.2)	9.0%	(902.2)	56.7	(6.3)%
Selling expenses	(2,147.8)	(1,840.0)	(307.8)	16.7%	(1,432.9)	(407.0)	28.4%
Financial expenses, net	(4,479.3)	(3,660.2)	(819.1)	22.4%	(3,956.2)	296.1	(7.5)%
Mark-to-market on equity securities designated at FVPL	—	—	—	n.a.	30.6	(30.6)	(100.0)%
Other income (expenses), net	(447.5)	(386.2)	(61.3)	15.9%	(217.1)	(169.1)	77.9%
Loss on investment in associates	(2.5)	0.4	(2.9)	n.m.	(3.7)	4.1	n.m.
Profit (loss) before income taxes from continuing operations	2,789.8	2,485.6	304.2	12.2%	1,909.6	576.0	30.2%
Income tax and social contribution	(412.8)	(464.9)	52.1	(11.2)%	(355.0)	(109.9)	31.0%
Net income (loss) for the year	2,377.1	2,020.6	356.5	17.6%	1,554.6	466.0	30.0%

Controlling shareholders from continuing operations	2,360.7	2,016.4	344.3	17.1%	1,549.3	467.2	30.1%
Non-controlling interests from continuing operations	16.4	4.2	12.2	290.5%	5.3	(1.0)	(20.8)%
	2,377.1	2,020.6	356.5	17.6%	1,554.6	466.2	30.0%

Controlling shareholders from discontinued operations	(41.0)	(3,531.6)	3,490.6	(98.8)%	42.8	(3,574.4)	n.m.
Non-controlling interests from discontinued operations	3.1	3.9	(0.8)	(20.5)%	3.0	0.9	30.0%
	(37.9)	(3,527.7)	3,489.8	(99)%	45.8	(3,573.5)	n.m.

Earnings per share of continuing operations
Basic profit per share for the year attributable to controlling shareholders (R$)	8.85	6.68	2.17	32.5%	4.96	1.72	34.7%
Diluted profit per share for the year attributable to controlling shareholders (R$)	8.63	6.54	2.09	32.0%	4.61	1.93	41.9%
Earnings per share of discontinued operations
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	(0.15)	(11.70)	11.55	(98.7)%	0.13	(11.83)	n.m.
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	(0.15)	(11.45)	11.30	(98.7)%	0.13	(11.58)	n.m.

Table of Contents	FORM 20-F 26FY25	116

TPV and Payments Active Clients
The following table sets forth our TPV and Active Clients for the years ended December 31, 2025, 2024 and 2023:

		For the Year Ended December 31,
	2025	2024	Variation (R$)	Variation (%)	2023	Variation (R$)	Variation (%)

TPV (in R$ billion)	560.9	516.2	44.7	8.7%	438.3	77.9	17.8%
Payments Active clients (in thousands)	4,803.5	4,172.7	630.8	15.1%	3,522.1	650.6	18.5%
As discussed in “—Significant Factors Affecting our Results of Operations,” TPV is one of the main drivers of revenue for our business. Growth for the year ended December 31, 2025, both in TPV and Payments Active Clients, was driven mainly by strong addition of MSMB clients (micro, small and medium-sized businesses).

		For the Year Ended December 31,
	2025	2024	Variation (R$)	Variation (%)	2023	Variation (R$)	Variation (%)

Net revenue from transaction activities and other services	2,493.1	3,128.9	(93.7)	(20.3)%	3,144.4	(15.5)	(0.5)%
Net revenue from subscription services and equipment rental	889.3	746.2	22.0	19.2%	717.4	28.8	4.0%
Financial income	10,017.3	7,676.2	2,341.1	30.5%	6,229.3	1,446.9	23.2%
Other financial income	754.1	498.3	255.8	51.3%	670.1	(171.8)	(25.6)%
Total revenue and income from continuing operations	14,153.8	12,049.6	2,104.2	17.5%	10,761.1	1,288.5	12.0%
MD&A for the Year Ended December 31, 2025 compared to the Year Ended December 31, 2024
The following discussion and analysis covers our results of operations for the years ended December 31, 2025 and 2024. Unless otherwise indicated, the discussion below refers to our continuing operations. Following the divestiture of Software Businesses, the related results have been classified as discontinued operations in accordance with IFRS 5. A separate discussion of the results from discontinued operations is included below.
Total revenue and income
Total revenue and income was R$14,153.8 million for the year ended December 31, 2025, an increase of R$2,104.2 million or 17.5% from R$12,049.6 million for the year ended December 31, 2024. Total revenue and income growth in 2025 was mostly driven by (i) higher client monetization, mainly MSMBs, as a result of strategic repricing initiatives implemented in early 2025 to mitigate CDI hikes, as well as (ii) active client base growth and (iii) an increase in credit revenues.
Net revenue from transaction activities and other services
Net revenue from transaction activities and other services was R$2,493.1 million for the year ended December 31, 2025 a decrease of R$635.7 million or 20.3% from R$3,128.9 million for the year ended December 31, 2024. This decrease was attributable to ongoing pricing optimizations between card MDRs and prepayment revenues across our bundled offers, a process consistent with our strategy since the end of fiscal year 2024. While this negatively impacts net revenue from transaction activities and other services, it positively contributes to financial income. This effect was partially offset by higher revenues from Pix QR Code and the growth of our transactional banking solutions.

Table of Contents	FORM 20-F 26FY25	117

Net revenue from subscription services and equipment rental
Net revenue from subscription services and equipment rental was R$889.3 million for the year ended December 31, 2025, an increase of R$143.2 million or 19.2% from R$746.2 million for the year ended December 31, 2024. This increase was primarily attributed to higher software and equipment rental revenues.
Financial income
Financial income for the year ended December 31, 2025 was R$10,017.3 million, an increase of R$2,341.1 million or 30.5% from R$7,676.2 million for the year ended December 31, 2024, as a result of higher prepayment and credit revenues, with the latter contributing with R$653.4 million to financial income in 2025, compared with R$223.1 million in 2024. Prepayment revenues increased significantly as a result of the following factors: (i) pricing policy adjustments undertaken in the period, (ii) ongoing pricing optimizations between card MDRs and prepayment revenues as stated above in “—Net Revenue from Transaction Activities and Other Services,” and (iii) higher prepaid volumes. These effects were partially offset by lower floating revenues from deposits, which were introduced as an alternative funding source in our operation as part of our liability management strategy since the beginning of fiscal year 2025.
Other financial income
Other financial income was R$754.1 million for the year ended December 31, 2025, up R$255.8 million or 51.3% from R$498.3 million for the year ended December 31, 2024, due to a higher average CDI, which increased from 10.83% in 2024 to 14.26% in 2025, combined with a higher average cash balance in the period.
Cost of services
Cost of services for the year ended December 31, 2025 was R$3,365.4 million, an increase of R$532.9 million, or 18.8%, from R$2,832.5 million for the year ended December 31, 2024. Cost of services as a percentage of total revenue and income was 23.8% for the year ended December 31, 2025, 0.3 percentage points higher than the 23.5% reported in the year ended December 31, 2024. The nominal increase in our cost of services was primarily driven by higher (i) provisions for loan losses, which totaled R$312.3 million in 2025 compared with R$89.8 million in 2024, (ii) depreciation and amortization (D&A) and (iii) logistics costs.
Administrative expenses
Administrative expenses for the year ended December 31, 2025 were R$921.7 million, an increase of R$76.2 million or 9.0% from R$845.5 million for the year ended December 31, 2024. Administrative expenses as a percentage of total revenue and income were 6.5% for the year ended December 31, 2025, 0.5 percentage points lower than the 7.0% reported for the year ended December 31, 2024 as a result of operating leverage. The nominal increase in our administrative expenses was primarily driven by higher expenses relating to (i) personnel, (ii) depreciation and amortization, and (iii) third party services.
Selling expenses
Selling expenses were R$2,147.8 million for the year ended December 31, 2025, an increase of R$307.8 million or 16.7% from R$1,840.0 million for the year ended December 31, 2024, due to higher investments in (i) our distribution channels and (ii) marketing. Selling expenses as a percentage of revenues were 15.2% for the fiscal year of 2025 compared with 15.3% for the fiscal year of 2024.

Table of Contents	FORM 20-F 26FY25	118

Financial expenses, net
Financial expenses, net were R$4,479.3 million for the year ended December 31, 2025, an increase of R$819.1 million from R$3,660.2 million for the year ended December 31, 2024. This increase was mainly a result of a higher average CDI Rate for the period from 10.83% in 2024 to 14.26% in 2025, combined with higher funding needs. This effect was partially offset by the use of deposits as a funding source, which were introduced as an alternative funding source in our operation as part of our liability management strategy since the beginning of fiscal year 2025.
Other income (expenses), net
Other operating expenses, net were R$447.5 million for the year ended December 31, 2025, an increase of R$61.3 million or 15.9% from R$386.2 million for the year ended December 31, 2024. This increase was mainly a result of higher share-based compensation expenses.
Profit (loss) before income taxes
As a result of the foregoing explanations, profit before income taxes was R$2,789.8 million for the year ended December 31, 2025, a variation of R$304.2 million compared to a profit before income taxes of R$2,485.6 million for the year ended December 31, 2024. The nominal increase in profit before income tax was mostly as a result of consolidated revenue growth, being partially offset by higher cost of services and financial and operating expenses.
Income tax and social contribution
Income tax and social contribution was an expense of R$412.8 million for the year ended December 31, 2025, compared with R$464.9 million for the year ended December 31, 2024, mainly due to higher benefits from (i) “Lei do Bem” (Law 11,196/05) incentives, (ii) benefits from the recognition of deferred tax assets and (iii) tax effect from goodwill amortization.
For further information about our income taxes, see note 9 to our audited consolidated financial statements.
Net income (loss) for the year from continuing operations
As a result of the foregoing effects, net income from continuing operations was R$2,377.1 million for the year ended December 31, 2025 compared to a net income of R$2,020.6 million for the year ended December 31, 2024. The nominal increase was a result of the same items mentioned for Profit/ Loss before income taxes, combined with lower income tax and social contribution.
Net income (loss) from discontinued operations
Net loss from discontinued operations was R$37.9 million for the year ended December 31, 2025 compared with a net loss of R$3,527.7 million for the year ended December 31, 2024. This decrease in net loss was primarily attributable to a R$3,558.0 million goodwill impairment loss recognized in the fourth quarter of 2024 related to our software Cash Generating Unit ("CGU") following our annual impairment testing, which did not recur in the same magnitude in 2025. For more information, see Note 11.4 to our Audited Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	119

Adjusted net income
Adjusted net income for continuing operations was R$2,477.2 million for the year ended December 31, 2025, an increase of R$369.0 million or 17.5% from R$2,108.2 million for the year ended December 31, 2024. The higher adjusted net income is mainly explained by the improvement in adjusted gross profit of 13.5% year over year, as a result of the repricing initiatives implemented in early 2025 to mitigate CDI hikes combined with the use of deposits as a funding source, which were introduced as an alternative funding source in our operation as part of our liability management strategy. These effects were partially offset by higher operating expenses.
Adjusted net income for both continuing and discontinued operations was R$2,609.9 million, an increase of 18.6% compared with R$2,200.0 million recorded for the year ended December 31, 2024.
Adjusted basic EPS
Adjusted basic EPS for both continuing and discontinued operations was R$9.71, increasing R$2.44 per share or 33.6% for the fiscal year ended December 31, 2025, compared with the fiscal year ended December 31, 2024. The annual increase in adjusted basic EPS outpaced Adjusted Net Income growth by 1.8x, due to R$3.0 billion executed in share repurchases throughout fiscal year 2025, reducing our total outstanding share count by 40.3 million.
MD&A for the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023
Total revenue and income
Total revenue and income was R$12,049.6 million for the year ended December 31, 2024, an increase of R$1,288.5 million or 12.0% from R$10,761.1 million for the year ended December 31, 2023. Total revenue and income growth in 2024 was driven by a 17.8% increase in total TPV, combined with a higher Active Client base.
Net revenue from transaction activities and other services
Net revenue from transaction activities and other services was R$3,128.9 million for the year ended December 31, 2024 a decrease of R$15.5 million or 0.5% from R$3,144.4 million for the year ended December 31, 2023. This decrease was attributable to lower membership fees revenues, following a change in our internal methodology. From January 1, 2024 onwards, we began to recognize revenues from membership fees deferred through the expected lifetime of the client (see note 17.1.1.1 to our 2024 audited annual Consolidated Financial Statements). Up to December 31, 2023, revenues were recognized fully at agreement inception. The new criteria has been adopted prospectively. As a result, revenues from membership fees contributed with R$124.8 million to our transaction activities and other services revenue in 2024, compared with R$315.9 million in 2023. This effect was partially offset by the growth of our transactional acquiring and banking revenues, with total TPV growing 17.8% year over year.
Net revenue from subscription services and equipment rental
Net revenue from subscription services and equipment rental was R$746.2 million for the year ended December 31, 2024, an increase of R$28.7 million or 4.0% from R$717.4 million for the year ended December 31, 2023. This increase was primarily attributable to higher equipment rental, being partially offset by the divestment of Creditinfo (4Q23) and PinPag (1Q24).

Table of Contents	FORM 20-F 26FY25	120

Financial income
Financial income for the year ended December 31, 2024 was R$7,676.2 million, an increase of R$1,446.9 million or 23.2% from R$6,229.3 million for the year ended December 31, 2023, as a result of higher (i) prepaid volumes, (ii) credit revenues, which contributed with R$223.1 million to financial income in 2024, compared with R$38.8 million in 2023, and (iii) floating interest from our banking solutions.
Other financial income
Other financial income was R$498.3 million for the year ended December 31, 2024, a decrease of R$171.8 million or 25.6% from R$670.1 million from the year ended December 31, 2023, mainly due to lower average CDI, decreasing from 13.21% in 2023 to 10.83% in 2024, combined with a lower average cash balance year over year.
Cost of services
Cost of services for the year ended December 31, 2024 was R$2,832.5 million, an increase of R$462.3 million, or 19.5%, from R$2,370.2 million for the year ended December 31, 2023. Cost of services as a percentage of total revenue and income was 23.5% for the year ended December 31, 2024, 1.5 percentage points higher than the 22.0% reported in the year ended December 31, 2023. The increase in our cost of services was primarily driven by higher (i) D&A and logistics costs, as we continue to expand our Active Client base, (ii) higher provisions for loan losses, which totaled R$62.1 million in 2023 and R$89.8 million in 2024, and (iii) higher investments in technology and operating software.
Administrative expenses
Administrative expenses for the year ended December 31, 2024 were R$845.5 million, a decrease of R$56.7 million or 6.3% from R$902.2 million for the year ended December 31, 2023. Administrative expenses as a percentage of total revenue and income were 7.0% for the year ended December 31, 2024, 1.4 percentage points lower than the 8.4% reported for the year ended December 31, 2023. The decrease in our administrative expenses was primarily driven by (i) the divestment of Creditinfo (4Q23) and PinPag (1Q24), combined with lower (ii) facilities and (iii) third party services expenses. These effects were partially offset by higher expenses with our personnel. As a percentage of revenues, administrative expenses decreased due to efficiency gains in our business.
Selling expenses
Selling expenses were R$1,840.0 million for the year ended December 31, 2024, an increase of R$407.0 million or 28.4% from R$1,432.9 million for the year ended December 31, 2023, primarily attributable to higher investments in (i) our salespeople, (ii) marketing and (iii) partner commissions.
Financial expenses, net
Financial expenses, net were R$3,660.2 million for the year ended December 31, 2024, a decrease of R$296.1 million from R$3,956.2 million for year ended December 31, 2023. This decrease was mainly due to a lower average CDI Rate year over year, decreasing our cost of funding, combined with our decision to reinvest more of our cash generation towards the funding of our operation. CDI Rate in Brazil decreased from an average of 13.21% in 2023 to an average of 10.83% in 2024. This effect was partially offset by higher funding needs from our prepayment and credit operations.
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

Table of Contents	FORM 20-F 26FY25	121

Other income (expenses), net
Other operating expenses, net were R$386.2 million for the year ended December 31, 2024, an increase of R$169.1 million or 77.9% from R$217.1 million for the year ended December 31, 2023. This is mainly related to the reversal of earn-out provisions in the year ended December, 2023 which did not occur again in 2024.
Profit (loss) before income taxes
As a result of the foregoing explanations, profit before income taxes was R$2,485.6 million for the year ended December 31, 2024, a variation of R$576.0 million or 30.2% compared to a profit before income taxes of R$1,909.6 million for the year ended December 31, 2023. The increase was a result of a growth in total revenue net of financial expenses, partially offset by higher SG&A and other expenses.
Income tax and social contribution
Income tax and social contribution was an expense of R$464.9 million for the year ended December 31, 2024, compared to R$355.0 million for the year ended December 31, 2023, mainly due to the growth of taxable income in 2024 compared to 2023.
For further information about our income taxes, see note 9 to our audited consolidated financial statements.
Net income (loss) for the year
As a result of the foregoing effects, net income was R$2,020.6 million for the year ended December 31, 2024 compared to a net income of R$1,554.6 million for the year ended December 31, 2023. The increase in net income was a result of the same items mentioned for Profit (loss) before income taxes above. See “Presentation of Financial and Other Information—Selected financial data” for a reconciliation of adjusted net income (loss) to our profit (loss) for the period.
Net income (loss) from discontinued operations
Net loss from discontinued operations was R$3,527.7 million for the year ended December 31, 2024 compared to a net income of R$45.8 million for the year ended December 31, 2023. This decrease can be primarily attributed to an impairment in our Software Businesses in 2024 in the amount of R$3,558.0 million.
Adjusted net income
Adjusted net income from continuing operations was R$2,108.2 million for the year ended December 31, 2024, an increase of R$671.0 million from R$1,437.2 million for the year ended December 31, 2023. The higher adjusted net income is mainly explained by the improvement in total revenue and income net of adjusted financial expenses of 21.4% year over year, as a result of the growth of our operations, combined with efficiency gains in administrative expenses. These effects were partially offset by higher selling expenses and cost of services.
Adjusted basic EPS
Adjusted basic EPS for both continuing and discontinued operations was R$7.27, increasing R$2.31 per share or 46.6% for the fiscal year ended December 31, 2024, compared with the fiscal year ended December 31, 2023.

Table of Contents	FORM 20-F 26FY25	122

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
The following table is a summary of the generation and use of cash in the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
	R$ millions

Liquidity and Capital Resources:
Net cash provided by (used in) operating activities	676.6	(3,621.4)	1,647.7
Net cash provided by (used in) investing activities	(1,759.6)	1,587.5	(845.4)
Net cash provided by (used in) financing activities	930.6	5,040.6	(148.8)
Effect of foreign exchange on cash and cash equivalents	(22.9)	44.5	10.3

Change in cash and cash equivalents	(175.3)	3,051.2	663.8
Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see note 5 to our Consolidated Financial Statements.
Short-term investments include bonds and other short-term investments. Our short-term investments were R$1,119.1 million as of December 31, 2025, R$517.9 million as of December 31, 2024 and R$3,481.5 million as of December 31, 2023. For more information, see note 6 to our Consolidated Financial Statements.
We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through the issuance of debt securities and time deposits, entering into additional credit lines, and the sale of receivables. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments.

Table of Contents	FORM 20-F 26FY25	123

Cash Flows
Our net cash provided by (used in) operating activities has consisted of net income (loss) for the period adjusted for certain non-cash items including software business goodwill impairment, depreciation and amortization, share-based payments expense, fair value adjustment in derivatives, fair value adjustments in financial instruments at FVPL, accrued interest, monetary and exchange variations, net, allowance for expected credit losses, provision (reversal) for contingencies, deferred income tax and social contribution, loss (gain) on sale of subsidiaries among other non-cash items, as well as changes in our operating assets and liabilities, the cash amounts of income taxes and social contributions and interest paid, and net interest income that we receive during the period.
Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and subsidiaries and cash received (paid) in acquisitions.
Our net cash provided by (used in) financing activities has consisted of the net amount from institutional deposits and marketable debt securities and other debt instruments, amortization of lease liabilities, repurchases of our own shares and acquisitions and other events with non-controlling interests in our invested companies. For further information on third-party funding, see “—Institutional Deposits and Marketable Debt Securities and Other Debt Instruments”.
Note on the impact of different funding sources for working capital solutions to our clients on our cash flow statement
In addition to offering prepayment of receivables to our clients, we provide working capital through other solutions such as loans and credit cards to SMBs. A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When we make a prepayment to our clients as part of our working capital solutions offering, we derecognize our accounts payable by the corresponding prepaid amount plus our fees earned by providing such prepayment service. In order to fund our prepayment operations, we predominantly use one of the following sources of funding (i) the sale of our receivables from Card Issuers on a non recourse basis to third-parties, including banks, financial institutions or other vehicles not controlled by us, (ii) the issuance of financial bills, debentures and other kind of financial obligations such as loans, (iii) institutional and retail deposits originated from both own and third-party distribution channels, (iv) the issuance of senior and/or mezzanine quotas by FIDCs which we may or may not control and therefore consolidate, as applicable and/or (v) own capital from capital contributions or cash flows from operation. These funding options lead to different effects on our balance sheet and statement of cash flows:
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

Table of Contents	FORM 20-F 26FY25	124

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
Net cash provided by (used in) operating activities
For the year ended December 31, 2025, net cash provided by operating activities was R$676.6 million, primarily as a result of:
•Net income of R$2,339.2 million combined with non-cash expenses consisting primarily of (i) R$1,002.8 million inflow from depreciation and amortization; (ii) R$1,286.6 million inflow from accrued interest, monetary and exchange variations, net (iii) R$297.0 million inflow from share-based payments expenses and; (iv) R$204.0 million outflow from fair value adjustment in derivatives. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2025 was R$3,137.8 million, resulting in R$5,477.0 million net income adjusted by non-cash items.
•Net cash from changes in working capital totaled an outflow of R$ 4,800.4 million, and is composed mainly of (i) R$9,559.5 million inflow from trade accounts receivable, banking solutions and other assets, (ii) R$12,245.5 million outflow from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (iii) R$1,555.7 million outflow from payment of interest and income taxes, and (iv) R$558.7 million outflow from other working capital changes.
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
•Net cash from changes in working capital totaled an outflow of R$7,318.8 million, and is composed mainly of the following inflows: (i) R$810.7 million from trade accounts receivable, banking solutions and other assets, (ii) R$361.7 million from trade accounts payable and other liabilities, and (iii) R$54.5 million from prepaid expenses; and the following outflows: (iv) R$6,910.9 million from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs, (v) R$956.6 million from payment of interest and income taxes, (vi) R$670.8 million from credit portfolio, (vii) R$6.5 million from recoverable taxes and taxes payable, and (viii) R$1.0 million from other working capital changes.

Table of Contents	FORM 20-F 26FY25	125

Net cash provided by (used in) investing activities
Net cash used in investing activities in the year ended December 31, 2025 was R$1,759.6 million, compared to R$1,587.5 million of net cash provided by investing activities for the year ended December 31, 2024. Net cash used in investing activities for the year ended December 31, 2025 is explained by the following outflows: (i) R$1,188.6 million of capital expenditures (being R$705.6 million from purchases and construction of property and equipment and R$483.0 million from purchases and development of intangible assets), (ii) R$570.2 million from acquisition of short-term investments, and (iii) R$0.8 million net effect related to acquisitions of subsidiaries completed in the current and prior periods.
Net cash provided by investing activities in the year ended December 31, 2024 was R$1,587.5 million, compared to R$845.4 million of net cash used in investing activities for the year ended December 31, 2023. Net cash provided by investing activities for the year ended December 31, 2024 is explained by (i) R$2,994.6 million inflow from sale or maturity of short-term investments, (ii) R$57.5 million inflow from disposal of equity securities, and (iii) R$1.7 million related to proceeds from the disposal of non-current assets. These effects were partially offset by (iv) R$1,271.8 million outflow of capital expenditures (being R$764.5 million from purchases and construction of property and equipment and R$507.3 million from purchases and development of intangible assets), and (v) R$194.6 million net outflow related to acquisitions of subsidiaries completed in the current and prior periods.
Net cash provided by (used in) financing activities
Net cash provided by financing activities in the year ended December 31, 2025 was R$930.6 million, compared to net cash provided by financing activities of R$5,040.6 million for the year ended December 31, 2024. Net cash provided by financing activities in the year ended December 31, 2025 is explained by the following inflows: (i) R$2,868.5 million from proceeds from other debt instruments, except lease, net of payments, (ii) R$1,374.5 million from proceeds from institutional deposits and marketable debt securities, net of payments, and (iii) R$17.7 million from premium received in options over own shares. These effects were partially offset by the following outflows: (iv) R$2,987.0 million from repurchase of our own shares, (v) R$245.6 million from payment of derivative financial instruments designated for hedge accounting, (vi) R$79.7 million from payment of principal portion of leases liabilities, and (vii) R$17.8 million from capital events related to non-controlling interests. For more information on institutional deposits and marketable debt securities, please refer to note 6.8.3 to our Consolidated Financial Statements.
Net cash provided by financing activities in the year ended December 31, 2024 was R$5,040.6 million, compared to net cash used in financing activities of R$148.8 million for the year ended December 31, 2023. Net cash provided by financing activities in the year ended December 31, 2024 is explained by the following inflows: (i) R$3,872.4 million from proceeds from institutional deposits and marketable debt securities, net of payments, and (ii) R$2,947.9 million from proceeds from other debt instruments, except lease, net of payments. These effects were partially offset by the following outflows: (iii) R$1,587.3 million from repurchase of our own shares, (iv) R$112.8 million from payment of derivative financial instruments designated for hedge accounting, (v) R$69.0 million from payment of principal portion of leases liabilities, and (vi) R$10.6 million from capital events related to non-controlling interests. For more information on institutional deposits and marketable debt securities, please refer to note 6.8.3 to our Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	126

Institutional Deposits and Marketable Debt Securities and Other Debt Instruments
As of December 31, 2025, we had outstanding institutional deposits and marketable debt securities and other debt instruments in the aggregate amount of R$17,582.1 million. The following table contains a summary of our third-party debt and quota holder obligations as of December 31, 2025 and 2024:

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2025

Bonds	3.95% USD	Jun/21	Jun/28	2.0	1,118.7	1,120.8
Debentures	CDI (a) + 1.75%	Nov/23	Oct/26	393.8	—	393.8
Financial bills	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Sep/29	2,249.6	3,171.2	5,420.7
Total debentures, financial bills and commercial papers				2,643.3	3,171.2	5,814.5

Obligations to open-end FIDC quota holders	CDI + 0.15%	Jul/23	Not applicable	435.0	—	435.0
Time deposits	100% of CDI to 110% of CDI	Jul/24	Jan/26 up to Sep/27	2,697.0	288.3	2,985.2

Total institutional deposits and marketable debt securities				5,777.3	4,578.2	10,355.5

Obligations to closed-end FIDC quota holders	12.75%	Jan/24	Jan/31	—	2,196.3	2,196.3
Bank borrowings and working capital facilities	CDI + 0.75% to CDI + 1.68%	Dec/24	Feb/26 up to Aug/28	2,839.4	2,021.6	4,860.9
Leases	105.1% to 151.8% of CDI	Not applicable	Jan/26 up to Jun/33	27.1	142.3	169.4

Total other debt instruments				2,866.4	4,360.1	7,226.6

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024

Bonds	3.95% USD	Jun/21	Jun/28	2.3	1,256.0	1,258.3
Debentures	CDI (a) + 1.75%	Nov/23	Oct/26	23.7	999.5	1,023.2
Financial bills	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954.4	2,954.4
Receivables backed securities	CDI + 1.30%	Sep/23	Sep/26	2.2	99.4	101.7
Total debentures, financial bills and commercial papers				25.9	4,053.4	4,079.3

Obligations to open-end FIDC quota holders	CDI + 0.40%	Jul/23	Not applicable	418.3	—	418.3
Time deposits	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619.5	120.6	2,740.1
Total institutional deposits and marketable debt securities				3,066.0	5,430.0	8,496.0

Obligations to closed-end FIDC quota holders	12.75%	Jan/24	Jan/31	—	1,988.6	1,988.6
Bank borrowings and working capital facilities	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853.9	310.4	2,164.3
Leases	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49.9	197.1	247.0

Total other debt instruments				1,903.8	2,496.1	4,400.0

(a)	"CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2025 was 14.3% (2024 – 10.8%).

Table of Contents	FORM 20-F 26FY25	127

Bilateral loan facilities
In addition to own capital and receivable rights securitization, we fund our capital needs through bilateral loan facilities. As of December 31, 2025, we had R$4,860.9 million (compared with R$2,164.3 million as of December 31, 2024) outstanding under such loan agreements.
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
Debt Capital Market Events
During the third quarter of 2025 our subsidiary MNLT S.A. (“MNLT”) completed a tender offer through which approximately 60% of the outstanding debentures previously issued were repurchased. On November 8, 2023, MNLT had concluded its first corporate issuance of debentures in the Brazilian capital markets, placing R$1 billion with a three year maturity at CDI + 1.75% payable annually. The debentures are guaranteed by both Stone IP and by us.
Capital Expenditures
Capital expenditures comprise purchases of intangible assets and property and equipment.
In the year ended in December 31, 2025, we invested R$1,188.6 million in capital expenditures, of which R$705.6 million are related to purchase and construction of property and equipment mainly for POS devices and other equipment, and R$483.0 million of purchase and development of intangible assets which are mainly related to software development.
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

Table of Contents	FORM 20-F 26FY25	128

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
Contractual obligations
Our contractual obligations at December 31, 2025 were as follows:

	Payments Due By Period(a)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Institutional deposits and marketable debt securities	5,777.8	3,793.3	1,151.7	—
Other Debt Instruments	3,022.6	3,460.1	1,232.0	2,558.5
Total	8,800.4	7,253.4	2,383.7	2,558.5

(a)	Amounts refer to contractual undiscounted cash flows.
Our contractual obligations at December 31, 2024 were as follows:

	Payments Due By Period(a)
	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Institutional deposits and marketable debt securities	3,068.2	4,680.5	1,366.1	—
Other Debt Instruments	1,940.0	626.8	954.2	2,774.1
Total	5,008.2	5,307.3	2,320.3	2,774.1

(a)	Amounts refer to contractual undiscounted cash flows.
Capital Structure
In 2025, we reviewed our proprietary capital allocation framework to assess our capitalization adequacy. During this review, we maintained our three core principles but adjusted the calculation for our Managerial Total Capital Ratio to better align with Central Bank rules. Below, we describe the three constraints incorporated into our framework and the recent changes made:
1.Managerial Total Capital Ratio: As of December 31, 2025, we revised our minimum managerial capital ratio to 17% of risk-weighted assets (RWA), down from 20% as of December 31, 2024. The managerial capital ratio metric considers RWA from the prudential conglomerate, as defined in “Item 4. Information on the Company - B. Business Overview - Regulatory Capital Requirements for Payment Institutions.” Regulatory Capital can be simplified as consolidated equity less intangible assets and deferred tax assets, adjusted by their respective risk weights.
2.Credit Ratings: Our credit metrics are aligned with industry peers, ensuring we maintain at least our current global ratings, with the potential for an upgrade should Brazil’s sovereign rating improve.
3.Positive Adjusted Net Cash Position: We are committed to maintaining a positive adjusted net cash position, reinforcing financial stability.

Table of Contents	FORM 20-F 26FY25	129

According to the developed framework, before returning capital to shareholders, we will prioritize liquidity and financial resilience by adhering to a conservative asset-liability management approach, ensuring that funding maturities significantly exceed asset maturities.
We expect to return excess capital to shareholders over time when value-accretive growth opportunities are not immediately available. Furthermore, we will continue to reassess this framework on an annual basis.
C.    Research and development, patents, and licenses, etc.
Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated financial services capabilities and seamless omnichannel commerce client experiences in a more secure, all-in-one environment, that is developed to operate in a completely digital environment and enables us to develop, host, and deploy our solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels, manage our distribution hubs and franchisees, and optimize our client support functions—all in a fully digital, fully integrated, and holistic manner.
D.    Trend information
The information referred to below considers our current expectations about future events, and trends that may impact our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements”, for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company — B. Business Overview — Trends and Challenges”.
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

Table of Contents	FORM 20-F 26FY25	130

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
Currently, 9 out of 10 of the members of our Board of Directors are independent. See “Presentation of Financial and Other Information—Corporate Events—Board Changes” for more detailed information.
The following table presents the names of the current members of our Board of Directors:

Name	Age	Position

Pedro Zinner	52	Director and Chairperson
Silvio José Morais(1)(2)(3)	63	Director and Vice-Chairperson
Antonio Silveira	49	Director
Diego Fresco Gutierrez(2)(3)	56	Director
Gilberto Caldart(3)(4)	67	Director
José Alexandre Scheinkman(4)	78	Director
Luciana Ibiapina Lira Aguiar(2)(4)	52	Director
Luis Henrique Cals de Beauclair Guimarães(1)	59	Director
Marcelo Kopel(3)(4)	61	Director
Mauricio Luis Luchetti(1)	67	Director

(1)	Member of our People and Compensation Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Finance Committee.
(4)	Member of our Risk Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Harneys Fiduciary (Cayman) Limited, Fourth Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Table of Contents	FORM 20-F 26FY25	131

Pedro Zinner has been a member of our Board of Directors since March 2026. After briefly serving as an interim member of the Board, he was appointed as a member and as the Chairperson of our Board at the 2026 AGM. He was our Chief Executive Officer from March 2023 to March 2026. Prior to that, from 2017 to 2022, Mr. Zinner was the Chief Executive Officer of Eneva S.A. (“Eneva”), one of the leading power-generation companies in Brazil and, from March 2022 to December 2022, Pedro was a Board member of StoneCo. Pedro holds more than 25 years of experience in strategy, risk management and finance and has led Eneva through its transformation journey during five years to position the company as a leading integrated energy corporation in Brazil. Zinner joined Eneva in 2016 as Chief Financial Officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Silvio José Morais is a member of our Board of Directors, a position he has held since 2023, and has been the Vice-Chairperson of our Board since April 2026. In May 2024, he became a member of our Audit Committee. Prior, he was also an Interim Chief Financial Officer between September 2022 and May 2023. Prior to joining StoneCo, he served as Controller at Ambev SA from 1998 to 2019, where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also held job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and between 2019 and 2022 its board member. Mr. Morais is a board member (since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at Falconi Participações S.A. that controls Falconi Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a postgraduate degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.
Mauricio Luis Luchetti is a member of our Board of Directors, a position he has held since 2022. He served as the Chairperson of our Board from April 2024 to April 2026. Mauricio is an independent member of the YDUQS board of directors, where he coordinates the People and Governance Committee, and a member of the Monitoring and Performance Committee. He is also an independent member of the board of directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the board of directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the boards of directors of other publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A., where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A., where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr. Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and is a post-graduate in Finance and Human Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Table of Contents	FORM 20-F 26FY25	132

Gilberto Caldart is a member of our Board of Directors, a position he has held since 2023. He served as the Vice-Chairperson of our Board from 2024 to April 2026. Gilberto is a Senior Client Partnerships & Relationships and former President of International Markets at Mastercard, having worked more than 14 years at such company. In the latter position, he was responsible for the management of all markets and customer related activities outside of North America and Canada and was a member of the Mastercard’s management committee. Prior to this appointment, Mr. Caldart was president of Mastercard Latin America and Caribbean region, where he led efforts to place the company at the forefront of the payments industry in the region. Before joining Mastercard, he spent 26 years at Citigroup in various leadership positions in Brazil and New York. Most notably, he led the Citi Consumer Business in Brazil (Retail Banking, Consumer Finance and Cards) for over six years. During his time at Citigroup, Mr. Caldart served on the boards of Credicard and Redecard, playing a critical role in the restructuring of the Credicard Group and on the Redecard IPO transformation. Mr. Caldart is a graduate of the Harvard Business School Advanced Management Program. He also has an MBA from Duke University, Fuqua School of Business and a Bachelor’s degree in Business Administration and Accounting from the University of Rio Grande do Sul, Brazil. Gilberto is the Vice-Chairperson of our Board since April 2024.
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
Diego Fresco Gutierrez is a member of our Board, a position he held since 2021. He is currently a board member of Itaú Chile, Itaú Colombia, and Teya Holdings Ltd; in those entities he also serves in their respective Audit Committees as well as other Board committees. He chaired the Audit Committee of Votorantim Cimentos S.A. from 2023 to 2025 where he was a member from 2019 to 2023. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.

Table of Contents	FORM 20-F 26FY25	133

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
Luciana Ibiapina Lira Aguiar is a member of our Board of Directors, a position she has held since 2020, Ms. Aguiar is also the founder partner of Alma Law (law firm) and since March 2023 she is an Independent Member of the Audit Committee of Volkswagen Financial Services. Previously, Ms. Aguiar was the Managing Partner of Bocater Advogados (law firm in Brazil) and a tax partner in this firm for seven years. Ms. Aguiar was previously a member of the Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, and regulation of publicly held companies. Ms. Aguiar holds bachelor degrees in Law, Economic Sciences and Accounting Sciences and a Master in tax law degree from Fundação Getulio Vargas. Between 2015 and 2020, she was a Professor at Lato Sensu Graduate Program at FGV Direito SP.
Luis Henrique Cals de Beauclair Guimarães is a member of our Board of Directors, a position he has held since 2025. He is an experienced executive with a strong background in leadership across major global companies in the energy, infrastructure and oil and gas sectors. From 2023 to 2025, he served as a board member at Vale and led the Allocation and Projects Committee. In 2025, he assumed the role of Chairman of the board at Samarco. Between 2024 and 2025, he also served as a board member at Cosan, and from 2020 to 2023, he was the CEO of Cosan while being board member of Rumo, Compass, Comgas, Moove and Raízen. Prior to that, he held the position of CEO at Raízen from 2016 to 2020, and CEO of Comgas from 2013 to 2015. Earlier in his career, he was the Chief Operating Officer of Raízen’s Downstream division from 2011 to 2012. From 2004 to 2011, Mr. Guimarães held various C-level global positions at Shell Lubricants International, based in London and Houston. A statistician with an MBA, Mr. Guimarães has also served as a board member or chairman of several influential associations in Brazil, including IBP, ABEGÁS, and ABRASCA (currently).
Marcelo Kopel is a member of our Board of Directors, a position he has held since April 2026. He is an advisor for finance, risk, and business strategy in the banking and payments sectors. He currently serves on Finance and Risk committees and advises Boards of Directors for companies in these industries. Mr. Kopel served as CFO of CVC Viagens (2021–2023) and as CFO of Nubank (2020–2021). In these roles, he was responsible for Treasury, Controller, Business Planning & Analysis, Capital Markets, Purchasing, General Services, and Legal. Previously, he held senior executive positions at Itaú Unibanco, where he was Head of Cards Issuing (2017–2019) and Director of Investor Relations and Market Intelligence (2014–2017). His extensive experience in the financial sector includes tenures as CFO of Redecard S.A., CFO of Citibank in Brazil, and CFO of the Credicard Group. Mr. Kopel also brings significant international expertise, having served as the Latin America CFO for ING Bank, where he oversaw financial functions across ten countries, including Argentina, Chile, Mexico, and Colombia. Mr. Kopel holds a bachelor’s degree (BA) from Fundação Armando Alvares Penteado (FAAP).

Table of Contents	FORM 20-F 26FY25	134

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
Executive Officers
Our executive officers are responsible for our management and representation. Following the leadership transition in March 2026, Mateus Scherer Schwening assumed the role of CEO. Having been with the Company since its early days, he has played a central role in capital allocation, financial strategy, risk management, and the execution of Stone’s banking and credit initiatives. Our leadership team—appointed by the Board for indefinite terms—combines extensive expertise in finance and technology, backed by a long history of collaboration and strategic execution.
The following table lists our current executive officers:

Name	Age	Position

Diego Ventura Salgado	42	Chief Financial Officer and Investor Relations Officer
Fabio Vieira Kapitanovas	48	Chief People Officer
Gregor Ilg	57	Chief Risk Officer
Mateus Scherer Schwening	30	Chief Executive Officer
Raúl Pierre Renteria	52	Chief Technology Officer
Sandro de Oliveira Bassili	55	Chief Operating Officer
Tatiana Malamud	56	Chief Legal and Compliance Officer
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
Mateus Scherer Schwening is our Chief Executive Officer since March 2026. He also served as our Chief Financial Officer and Investor Relations Officer from June and July 2023 until March 2026. Mr. Schwening has been a partner at StoneCo since 2015. At StoneCo, he has been responsible for Treasury, Capital Allocation and Strategic Projects in connection with new investments, mergers and acquisitions, capital raises, compensation, among others. Prior to joining the company, he served as an equity analyst for Nucleo Capital, from 2013 to 2015. Mr. Scherer completed a Bachelor of Science (BS) in Economics at Insper.
Diego Ventura Salgado is our Chief Financial Officer and Investor Relations Officer since March 2026. He previously served as our Chief Treasury Officer from May 2021 to March 2026. Mr. Salgado is a former Executive Director in the Latam Debt Capital Markets team at JP Morgan, where he worked for nine years, having worked before in correlated areas at Santander and Monsanto. During his career he has specialized in fixed income and capital structure matters, being responsible for the origination, structuring and selling of multiple transactions varying from plain vanilla investment grade to high yield debt offerings, syndicated loans, securitizations, acquisition financing, hybrid instruments, debt re-structuring and ratings processes for various companies in different sectors both in Brazil and globally. Diego holds both a bachelor’s and master’s degree in Economics from Ibmec and Insper, respectively.

Table of Contents	FORM 20-F 26FY25	135

Fabio Vieira Kapitanovas is our Chief People Officer since November 2023. Before joining us in November 2023, Mr. Kapitanovas was the Global Vice President at KraftHeinz, where he led both Global Business Services and the Global Center of Excellence in Amsterdam from 2020 until 2023. Prior to KraftHeinz, Mr. Kapitanovas worked at AB-Inbev as the Global Vice President of Management Systems from 2018 until 2020, after 19 years in Ambev, where he joined as Global Management Trainee back in 2010 and held several different roles from logistics, operations to business services and served as People and Management Vice President from 2014 to 2018. Mr. Kapitanovas has a bachelor’s degree in Mechanical Engineering from Escola Politécnica - Universidade de São Paulo and a series of Executive Leadership programs in the universities of Insead, (2008), Wharton (2008), MIT (2012) and Michigan (2015).
Gregor Ilg is the Chief Risk Officer at StoneCo, where he joined in November 2022 responsible for the credit area with the mandate to relaunch the Company’s credit program until February 2026. He brings over three decades of experience in credit risk management, portfolio strategy, and commercial banking across leading financial institutions in Brazil. Mr. Ilg spent more than twenty years at Banco Santander Brasil, where he held successive statutory director and senior executive positions overseeing credit admission, portfolio governance, and risk strategy for corporate and SME segments. He holds a degree in Agricultural Engineering from the University of Campinas (UNICAMP) and a postgraduate specialization in Business Administration from Fundação Getulio Vargas (FGV). Mr. Ilg is fluent in Portuguese, English, German, and Spanish.
Raúl Pierre Renteria is our Chief Technology Officer since February 2025. Raúl has over 20 years of experience in software engineering, data science, and strategic management. Before joining Stone he served as CTO of OLX Brazil, largest Brazilian classified marketplace, leading initiatives that impacted more than 50 million monthly users, aligning business growth with innovation through a high scale tech and data agenda which included the merger with ZAP/Viva Real. Raúl also held roles at Microsoft for almost 10 years, at Office and Bing divisions managing and developing innovative product solutions for different geographic markets. He holds a PhD in computer science with a focus on statistical learning from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), where he is also an associate professor.
Sandro de Oliveira Bassili is our Chief Operating Officer since March 2026. Sandro has been working at the StoneCo group since October 2021 and has also served as our Chief People and Management Officer and Chief Operating Officer of the Software business. Mr. Bassili is the former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário. He spent 27 years with Anheuser-Busch Inbev in different positions. After 19 years of experience in Sales and Marketing, Mr. Bassili had the opportunity to work as VP of People of Latin America North at ABInbev from 2011 to 2014, based in São Paulo. From 2015 to 2018, based in New York, he led the People organization for North America at ABInbev. In June 2020, Mr. Bassili joined Grupo Boticário, one of the biggest beauty companies in Brazil, leading the People, Corporate Affairs, Legal and Transformation Office departments until October 2021. Mr. Bassili holds a Business Administration degree from PUC-GO.
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

Table of Contents	FORM 20-F 26FY25	136

B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. For the year ended December 31, 2025, the aggregate compensation expense for the members of the Board of Directors and StoneCo’s executive officers for services in all capacities was R$116.1 million, which includes both benefits paid in kind and variable compensation.
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
Employment agreements
None of our executive officers have entered into employment agreement with us.
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

Table of Contents	FORM 20-F 26FY25	137

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
As of December 31, 2025, there were RSUs and PSUs and stock options outstanding with respect to 17,590,651 Class A common shares, including 43,773 stock options with a weighted average exercise price of US$ 24.71. The remaining portion of the pool, 5,299,721 shares, will be used in the future at our discretion either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above.
In connection with the extraordinary cash dividend announced on April 14, 2026, the Board also approved an increase of approximately 3.8 million shares to the Long Term Incentive Plan pool, to be settled in accordance with the applicable vesting schedules, with the final amount to be announced following the financial settlement of the dividends on May 4, 2026.
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

Table of Contents	FORM 20-F 26FY25	138

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
Finance Committee
The finance committee, which consists of Silvio José Morais, Diego Fresco Gutierrez, Gilberto Caldart and Marcelo Kopel, assists the Board of Directors with decisions regarding matters within the areas of their experience and expertise, which may include but are not limited to management of our exposure to financial risk; our capital allocation and capital management strategy, including the cost of capital, capital structure, investments and returns; our indebtedness, debt management and capital markets operations and goals relating to our financial position. Silvio José Morais is the chairperson of the committee.
Risk Committee
The risk committee is composed of Marcelo Kopel, Luciana Ibiapina Lira Aguiar, José Alexandre Scheinkman and Gilberto Caldart. Marcelo Kopel is the chairperson of the committee. The risk committee assists the Board of Directors in overseeing our capital management and risk management frameworks, including risk appetite and overseeing our compliance with legal and regulatory requirements associated with them.
Foreign Private Issuer Status
We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•The requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation. Currently, all members of our people and compensation committee are independent directors.
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

Table of Contents	FORM 20-F 26FY25	139

Cayman Islands law does not impose a requirement that the board consists of a majority of independent directors or that such independent directors meet regularly without other members present. Cayman Islands law does not impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
D. Employees
As of December 31, 2025, 2024 and 2023 we had 16,367, 16,793 and 17,091 full-time employees, respectively. As of December 31, 2025, 3,613 of these employees were based in our offices in São Paulo, 2,806 of these employees were based in our offices in Rio de Janeiro, and 9,948 were based in other cities elsewhere in Brazil and in other countries, mainly in Latin America and the Caribbean. We also engage consultants as needed to support our operations. Lastly, as of December 31, 2025, 3,743 of the total of 16,367 employees were related to Linx.
The table below breaks down our full-time personnel by function as of December 31, 2025:

	Number of Employees	% of Total	Number of Employees
Function	2025		2024	2023

Administrative	1,678	10.3%	2,063	2,227
Operations	4,701	28.7%	4,297	4,472
Technology and Product Development	4,455	27.2%	4,573	4,800
Sales and Marketing	5,533	33.8%	5,860	5,592
Total	16,367	100%	16,793	17,091
Our employees in Brazil are affiliated with the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.
None of our executive officers have entered into employment agreements with us.

Table of Contents	FORM 20-F 26FY25	140

E.    Share ownership
The following table presents the beneficial ownership of our shares owned, on the base date of March 31, 2026, by our current directors and officers, based on publicly available information disclosed via Forms 3 filed with the SEC. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

Antonio Silveira	1	(*)	—	—%	(*)
Diego Fresco Gutierrez	4,122	(*)	—	—%	(*)
Diego Ventura Salgado	86,244	(*)	—	—%	(*)
Fabio Vieira Kapitanovas	3,878	(*)	—	—%	(*)
Gilberto Caldart	7,301	(*)	—	—%	(*)
José Alexandre Scheinkman	32,486	(*)	—	—%	(*)
Luciana Ibiapina Lira Aguiar	5,085	(*)	—	—%	(*)
Luis Henrique Cals de Beauclair Guimarães	—	—%	—	—%	(*)
Marcelo Kopel	(**)	(**)	(**)	(**)	(**)
Mateus Scherer Schwening	30,710	(*)	—	—%	(*)
Mauricio Luis Luchetti	67,534	(*)	—	—%	(*)
Pedro Zinner	218,577	(*)	—	—%	(*)
Raúl Pierre Renteria	0	(*)	—	—%	(*)
Sandro de Oliveira Bassili	17,511	(*)	—	—%	(*)
Silvio José Morais	60,458	(*)	—	—%	(*)
Tatiana Malamud	10,564	(*)	—	—%	(*)
Thomas Gregor Ilg	39,495	(*)	—	—%	(*)

(*)	Means less than 1%.
(**)	As of the date of this Annual Report, the number of shares beneficially owned by Mr. Kopel has not been publicly disclosed, as his Form 3 has not yet been filed with the SEC.
(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
In February 2026, we approved a new compensation recoupment policy (replacing the policy of November 3, 2023). Please see Exhibit 97.1 to this annual report.
We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

Table of Contents	FORM 20-F 26FY25	141

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March 31, 2026. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of our control.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 229,177,062 outstanding Class A common shares and 14,051,164 outstanding Class B common shares as of March 31, 2026.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
André Street(2)	5,345,607	2.33%	14,051,351	100.00%	39.45%
Madrone Partners L.P.(3)	25,339,276	11.06%	—	—	6.85%
Entities affiliated with BlackRock, Inc.(4)	33,534,943	14.63%	—	—	9.07%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)
Includes: (i) 2,255,325 Class A common shares and 1,286,022 Class B common shares held by VCK Investment Fund Limited (SAC A) (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC); VCK A is a fund controlled by Andre Street de Aguiar (“Mr. Street”); (ii) 2,764,208 Class A common shares held by Cakubran Holdings Ltd., a company controlled by VCK A; (iii) 12,765,329 held by ACP Investments Ltd., which is also controlled by VCK A; and (iv) 326,074 Class A common shares held directly by Mr. Street. The business address of VCK A is at Caystone Solutions Ltd., Goldman’s Bay Corporate Center, P.O. Box SP-61567, 2nd floor, West Bay Street, Nassau, The Bahamas.

(3)
The information in the above table concerning Madrone Partners L.P. was obtained from through public filings, including a Form 13F filed with the SEC by Madrone Advisors, LLC on February 13, 2026 reporting beneficial ownership as of December 31, 2025 and a Schedule 13D/A filed on December 18, 2020 by Madrone Partners, L.P. Consists of common shares held of record by Madrone Partners, L.P. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)
The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares disclosed in Form 13Fs filed by entities affiliated with BlackRock Inc, as of December 31, 2025. The address of BlackRock, Inc.'s principal business office is 50 Hudson Yards, New York, NY 10001.

Table of Contents	FORM 20-F 26FY25	142

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
In the context of the Waiver and of the board transition announced in 2024, the relevant parties entered into an amendment to the Shareholders Agreement (“Amendment to the Shareholders Agreement”) in order to: (i) reflect and formalize the commitments made under the Waiver; and (ii) grant certain additional rights (that are subject to certain circumstances set forth in the Shareholders Agreement) to the signatories of the Shareholders Agreements, such as: (a) the right to nominate/appoint at least 1 designee/director (or if the size of the Board is increased to more than 11 members, 10% of the total number of directors, rounded upward to the nearest whole number); and (b) the right to elect and appoint a director to act as the chairperson of Board. For a copy of the Amendment to the Shareholders Agreement, please refer to exhibit 4.10 to this annual report.
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
B.    Related party transactions
As of December 31, 2024 and 2025, we had no outstanding loans with investees. As of December 31, 2023, such loans amounted to R$0.6 million. In March 2024, the loan between the companies STNE Par and Trinks Serviços de Internet S.A. (“Trinks”) was settled. No loans have been granted to any of our directors or executive officers.
As of December 31, 2025, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

Table of Contents	FORM 20-F 26FY25	143

Cost Services Agreements
Our subsidiary Stone IP entered into an agreement with our associates Tablet Cloud, APP, Dental Office and Trinks. Under this agreement, Stone IP operates in the electronic means of payment market, accrediting commercial establishments to accept cards with credit and debit functions (multiple or not) as a form of payment upon acquisition of goods and/or services in Brazil (“Transactions”), providing technological solutions, means of connection and/or other related services to capture, processing, transmit and settling Transactions.
The agreement refers to the contracting of accreditation services and accreditation expenses between Stone IP and associates. The amounts that the associates pay under such agreements are based on accreditation services only.
Registration Rights Agreement
We have entered into a Registration Rights Agreement with our founder shareholders (Cakubran, ACP Investments and VCK A), Madrone Partners L.P. (“Madrone”) and our directors and officers.
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

Table of Contents	FORM 20-F 26FY25	144

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
As of December 31, 2025, we have provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$214.9 million and have made judicial deposits in an aggregate amount of R$ 16.7 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors—Risks Related to Legal and Regulatory Matters—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations”. For further information, see note 14 to our Consolidated Financial Statements.

Table of Contents	FORM 20-F 26FY25	145

Civil matters
As of December 31, 2025, we were party to 11,784 judicial and administrative proceedings of a civil nature, including those we filed. These proceedings primarily relate to claims from clients related to service disruptions, contract disputes and alleged damages. We recorded a provision of R$37.3 million for the portion of these lawsuits considered as a probable loss. While we believe our provisions are adequate, litigation is inherently unpredictable, and the ultimate resolution of these matters may differ from our current estimates. For further information, see note 14.3 to our Consolidated Financial Statements.
Labor matters
As of December 31, 2025, we were party to 2,890 labor-related judicial and administrative proceedings. In general, we are subject to recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding. We recorded a provision of R$108.0 million for the portion of these lawsuits considered as a probable loss. While we believe our provisions are adequate, litigation is inherently unpredictable, and the ultimate resolution of these matters may differ from our current estimates. For further information, see note 14.3 to our consolidated financial statements.
Tax and social security matters
As of December 31, 2025, we recorded a provision of R$69.6 million, regarding tax and social security matters in our audited financial statements. Under business combination rules, we recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income.
During 2023, 2024 and 2025, we received tax assessments issued by a municipal tax authority related to the allegedly insufficient payment of tax on services rendered. As of December 31, 2025, the updated amount of such claims is R$265.8 million, compared to R$41.6 million as of December 31, 2024. The cases, classified as possible losses, are being challenged at the administrative level of the court.
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

Table of Contents	FORM 20-F 26FY25	146

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
As of December 31, 2025, the Lead Plaintiff agreed to a settlement of R$ 145.3 million, of which R$ 96.6 million was covered by insurers. The full amount has been deposited into the court escrow account and recognized in the statement of profit or loss under other income (expenses), net (see note 18 from our Audited Consolidated Financial Statements). The settlement was approved by the court on February 27, 2026. Certain investors have filed an opt-out action in the southern district of New York. We have moved to dismiss the opt-out action for, among other reasons, attempting to revive claims that were dismissed in the class action.
Dividends and dividend policy
The future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our Board.
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

Table of Contents	FORM 20-F 26FY25	147

ITEM 9. THE OFFER AND LISTING
A.    Offer and listing details
Not applicable.
B.    Plan of distribution
Not applicable.
C.    Markets
Our common shares have been listed on the Nasdaq Global Select Market under the symbol “STNE” since October 25, 2018. Following StoneCo's business combination with Linx closed on July 1, 2021, we launched a sponsored Brazilian Depositary Receipts (BDRs) program (“Sponsored BDR Program”), in accordance with the regulation of CVM. In December, 2024, we decided to discontinue the Sponsored BDR Program and initiated the procedure to cancel such program. The BDRs under the Sponsored BDR Program ceased to be traded on the Brazilian stock exchange (B3) on March 14, 2025.
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

Table of Contents	FORM 20-F 26FY25	148

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
As of December 31, 2025, 232,663,503 Class A common shares and 16,241,164 Class B common shares were issued and fully paid.
Treasury Shares
As of December 31, 2025, we held 65,342,853 Class A common shares in treasury, which are included in the 232,663,503 class A common shares outstanding.
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

Table of Contents	FORM 20-F 26FY25	149

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

Table of Contents	FORM 20-F 26FY25	150

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

Table of Contents	FORM 20-F 26FY25	151

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
Except as otherwise provided for in the Shareholders Agreement, before the expiration of his/her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association. Cause shall mean, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects us; (c) breach or willful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in our Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects our financial situation or commercial reputation.
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
We will not issue shares or warrants to bearer.

Table of Contents	FORM 20-F 26FY25	152

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

Table of Contents	FORM 20-F 26FY25	153

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

Table of Contents	FORM 20-F 26FY25	154

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
Chairperson and Vice-Chairperson
The Board of Directors will have a chairperson nominated by our reference shareholder for so long as our reference shareholder holds at least 25% of the voting power of all shareholders, and where our reference shareholder no longer holds at least 25% of the voting power of all shareholders, a majority of our Board of Directors shall elect and appoint a chairperson. A Vice-Chairperson may be elected, by the majority of the directors, to act in the absence of the Chairperson at Board meetings.
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

Table of Contents	FORM 20-F 26FY25	155

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
Under the Cayman Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands.

Table of Contents	FORM 20-F 26FY25	156

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

Table of Contents	FORM 20-F 26FY25	157

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

Table of Contents	FORM 20-F 26FY25	158

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

Table of Contents	FORM 20-F 26FY25	159

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
•An exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Table of Contents	FORM 20-F 26FY25	160

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
Subject to the provisions of the Companies Act, a company limited by shares or a company limited by guarantee and having a share capital may, if authorized to do so by its articles of association, by special resolution reduce its share capital in any way.
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

Table of Contents	FORM 20-F 26FY25	161

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

Table of Contents	FORM 20-F 26FY25	162

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

Table of Contents	FORM 20-F 26FY25	163

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

Table of Contents	FORM 20-F 26FY25	164

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

Table of Contents	FORM 20-F 26FY25	165

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

Table of Contents	FORM 20-F 26FY25	166

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

Table of Contents	FORM 20-F 26FY25	167

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

Table of Contents	FORM 20-F 26FY25	168

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

Table of Contents	FORM 20-F 26FY25	169

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

Table of Contents	FORM 20-F 26FY25	170

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

Table of Contents	FORM 20-F 26FY25	171

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

Table of Contents	FORM 20-F 26FY25	172

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
Taxation of Distributions
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

Table of Contents	FORM 20-F 26FY25	173

The determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations. While the applicability of the PFIC rules to us is not clear in light of our evolving business activities and the lack of clarity with respect to certain aspects of the rules, based on the composition of our income and assets, including goodwill, we do not believe that we were a PFIC for our 2025 taxable year. Our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets, including the relative growth of our income resulting from our credit activities and the payment processing services we provide, and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, we note that the sale of the Software Business as well as growth in our credit-related activities relative to our other business lines have increased the risk that we may be treated as a PFIC and, if such growth continues, may result in us being treated as a PFIC in future years. Uncertainty with respect to certain aspects of the PFIC rules and changes to these rules (including the finalization of proposed rules) may also affect our PFIC status. In addition, our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. Fluctuations in our market capitalization may affect our PFIC status if the value of our assets for purposes of the asset test, including the value of our goodwill and other intangibles, is determined by reference to our market capitalization from time to time (which has been, and may continue to be, volatile), rather than based on other methods. Moreover, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion.
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

Table of Contents	FORM 20-F 26FY25	174

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
F.     Dividends and paying agents
Not applicable.
G.     Statement by experts
Not applicable.

Table of Contents	FORM 20-F 26FY25	175

Table of Contents
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
Credit Risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group’s third-parties, include counterparties in financial contracts (positions classified in cash and cash equivalents, derivative financial instruments for hedging, loans portfolio to customers and deposits with banks and other financial institutions), and in operating activities (accounts receivable from card issuers licensed by card schemes, including outstanding receivables and commitments, suppliers and financial guarantees granted to third parties).
Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed in accordance with our internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.
Accounts receivable from Card Issuers
Card Issuers once accepted by the networks issue cards that when transact are processed by Acquirers like us. Card Issuers have different risk profiles.

Table of Contents	FORM 20-F 26FY25	176

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
Interest Rate Risk
The Group’s interest rate risk arises from mismatches among certain assets (mostly cash and equivalents, short-term investments, accounts receivables and the credit portfolio) and liabilities (institutional deposits and marketable debt securities, and other debt instruments) with different benchmarks (fixed or linked to CDI, the Brazilian benchmark for floating rate) and maturity dates. We may mitigate our exposure by executing derivative transactions to match those benchmarks and duration gaps.
Short-term investments, institutional deposits and marketable debt securities, and other debt instruments accrues interest at the CDI Rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.
Foreign Currency Risk
The Group has both assets and liabilities in foreign currencies other than Brazilian real. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and these currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. However, significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in U.S. Dollars and Euros. The total foreign currency results on the year ended December 31, 2025 was loss of R$13.1 million, a relatively small financial result, mainly from the interest rate differential on the U.S. Dollar/Brazilian Real, despite high relative currency volatility observed in the same period, showing a well-balanced risk management.
The bonds we issued, as well as other debt in foreign currencies, are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (U.S. Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.
The residual Group’s exposure to foreign currency changes for all other currencies after hedge policy application is not material.

Table of Contents	FORM 20-F 26FY25	177

Risk Assessment: Value-at-Risk and Scenario Analysis
The Company manages and monitors its primary market risk factors - Interest Rate Risk and Exchange Rate Risk - using Value-at-Risk ("VaR”) and/or Stress Testing methodologies. The Company employs these methodologies to quantify how market variables would potentially impact the Group’s financial statements.

Risk Factor	Asset/ Liability	Risk Measure	Horizon	Value (in thousands)

Interest rates	Accounts receivables from card issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	VaR	1 day	R$509
		Historical Stress Test(a)	1 day	R$ 5,576
Foreign currency exchange	USD denominated asset/liabilities/derivatives	Historical Stress Test(b)	2 days	R$60

(a)	The interest rate risk stress test on December 31, 2024 was R$2,906 thousand.
(b)
The foreign currency exchange risk stress test amounted to R$ 288 thousand as of December 31, 2024. Although VaR is no longer utilized for foreign currency risk management as of December 31, 2025, the figure for comparison purposes would be R$ 34 thousand.

Equity Price Risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2025, R$ 24.6 million (compared with R$32.6 million as of December 31, 2024) in equity securities.
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
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2025, we held short-term investments of R$1,119.1 million (compared with R$ 517.9 million as of December 31, 2024) that are expected to readily generate cash inflows for managing liquidity.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt securities
Not applicable.
B.    Warrants and rights
Not applicable.
C.    Other securities
Not applicable.
D.    American Depositary Shares
Not applicable.

Table of Contents	FORM 20-F 26FY25	178

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
No matters to report.
B.    Arrearages and delinquencies
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material modifications to instruments
Not applicable.
B.    Material modifications to rights
Not applicable.
C.    Withdrawal or substitution of assets
Not applicable.
D.    Change in trustees or paying agents
Not applicable.
E.    Use of proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure controls and procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
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

Table of Contents	FORM 20-F 26FY25	179

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
Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation report of the registered public accounting firm
Ernst & Young Auditores Independentes S/S Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2025. Their attestation report on internal controls over financial reporting is included herein.
D.    Changes in internal control over financial reporting
There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected or are reasonably likely to materially affect our internal control over financial reports.
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

Table of Contents	FORM 20-F 26FY25	180

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025 and 2024. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2025 and 2024.

	2025	2024
	(in thousands of reais)

Audit fees	8,995.0	6,968.0
Audit-related fees	144.0	550.0
Other fees	256.7	147.0
Total	9,395.7	7,665.0
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
Other fees
For the year ended December 31, 2025, Other Fees include fees related to assurance of financial information of a subsidiary, gap analysis of the accounting process of an affiliate and the access to an electronic technical library (“Atlas”). On December 31, 2024 Other Fees only included fees related to our 2023 Sustainability Report and the access to Atlas.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, and in connection with our audit committee (which was undertaken as a result of our initial public offering in October 2018), we introduced a procedure for the engagement of any registered public accounting firm to perform audit or non-audit services for the Company (“Independent Auditor”). The procedure requires that, except for pre-approved services, as determined in our policy, all proposed engagements of the Independent Auditor audit and permitted non-audit services are submitted to our audit committee for approval prior to the beginning of any such services. The pre-approved services refer to audit and/or limited reviews of individual and consolidated financial statements of the Company, and of financial statements of any entity consolidated into group financial statements prepared by the Company, up to a maximum aggregate fee limit of R$750,000.00 per calendar year.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

Table of Contents	FORM 20-F 26FY25	181

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
Since September 2023, our Board of Directors has approved the following share repurchase programs covering our outstanding Class A common shares:

Plan Approval Date	Maximum Repurchase Value	Number of Shares Repurchased as of December 31, 2025	Average Repurchase Price (US$)	Total Amount Repurchased (US$ million)

September 21, 2023	R$ 300 million	5,733,740	10.31	59.1
November 14, 2023	R$ 1.0 billion	13,202,939	13.52	178.5
November 21, 2024	R$ 2.0 billion	29,305,630	9.56	280.3
May 08, 2025	R$ 2.0 billion	21,871,991	16.34	357.3
December 22, 2025	R$ 2.0 billion	-	-	-
Each program was conducted in open market transactions, block trades and/or privately negotiated transactions, subject to market conditions. The program approved on December 22, 2025 has no fixed expiration date and may be adjusted, suspended or discontinued by our Board of Directors at any time following periodic review.
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

Table of Contents	FORM 20-F 26FY25	182

The following table provides information about purchases by us during fiscal year 2025 of our outstanding Class A common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (USD $)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Real R$ Value) of Shares that May Yet Be Purchased the Plans or Programs

January 1 to January 31, 2025(a)	4,942,394	8.39	4,942,394	1,141,358,431
February 1 to February 28, 2025	4,478,338	9.54	4,478,338	894,206,919
March 1 to March 31, 2025	5,720,324	10.49	5,720,324	548,249,556
April 1 to April 30, 2025	3,277,022	10.93	3,277,022	337,709,238
May 1 to May 31, 2025(b)	1,502,674	13.29	1,502,674	1,886,856,013
June 1 to June 30, 2025	934,653	14.28	934,653	1,812,677,015
July 1 to July 30, 2025	2,329,045	14.67	2,329,045	1,622,784,575
August 1 to August 31, 2025	2,415,683	14.65	2,415,683	1,428,240,135
September 1 to September 30, 2025	821,658	18.30	821,658	1,347,443,324
October 1 to October 31, 2025	5,396,652	18.05	5,396,652	821,060,676
November 1 to November 30, 2025	5,541,655	17.47	5,541,655	301,321,127
December 1 to December 31, 2025	2,929,971	15.42	2,929,971	53,953,984
Total	40,290,069	13.34	40,290,069	—

(a) On November 21, 2024, we approved a new share repurchase program to repurchase up to the amount in dollars equivalent to R$2.0 billion of our outstanding Class A common shares. This new share repurchase program replaced the previous share purchase program. From November 1, 2024 to April 30, 2025, we purchased 29.3 million Class A shares.
(b) On May 8, 2025 our Board of Directors approved a new share repurchase program. Under the repurchase program, we could repurchase up to the amount in dollars equivalent to R$2.0 billion of our outstanding Class A common shares. From May 8, 2025 to December 22, 2025, Stone repurchased under this program a total of 21,871,991 shares at an average price of US$16.34 per share, totaling US$ 357.3 million.
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

Table of Contents	FORM 20-F 26FY25	183

Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the Board of Directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject that oblige us to have a majority of independent directors, we believe that 9 out of 10 of our directors would be considered independent under the Nasdaq test for director independence.
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
Clawback
In February 2026, we approved a new compensation recoupment policy (replacing the policy of December 2023) that is applicable to officers and certain key employees and sets forth the terms and conditions regarding the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws applicable to us. For a copy of our compensation recoupment policy, please refer to Exhibit 97.1 to this annual report. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.
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
For a copy of our current insider trading policy, please refer to exhibit 11.1 to this annual report.

Table of Contents	FORM 20-F 26FY25	184

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
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity team, led by our Chief Information and Security Officer (“CISO”) , is responsible for our overall cybersecurity strategy and management. Our CISO and his senior personnel are certified and experienced information systems security professionals and information security managers with many years of experience. Our operational risk team is responsible for challenging the cybersecurity team’s strategy and management. In addition, our cybersecurity team provides training to all employees annually. Our technology team works closely with the risk teams to ensure systems, infrastructure, and data protection according to security strategy. Our technology team is responsible for implementing secure development practices, integrating security from the early stages of the software lifecycle and addressing vulnerabilities, ensuring that technical solutions align with security policies, and the organization's strategic objectives. Our technology and risk teams regularly update the audit and risks committees on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies. We do not use third parties on an ongoing basis to manage nor operate our cybersecurity processes; but we engaged consultants on an ad-hoc basis for specific engagements.
In 2025, we did not identify any cybersecurity threats that have materially affected our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
For more information about our risk governance and these risks, please see “Item 4. Information on the Company — B. Business Overview—Risk Governance” and “Item 3. Key Information—D. Risk Factors” respectively in this annual report on Form 20-F.

Table of Contents	FORM 20-F 26FY25	185

PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning at page F-1.
ITEM 19. EXHIBITS

#	DESCRIPTION

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

Table of Contents	FORM 20-F 26FY25	186

#	DESCRIPTION

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

4.21
English translation of the Private instrument of non-residential real estate lease agreement, dated as of December 19, 2023, by and among MNLT S.A. and Nobe Empreendimetos e Participações Ltda. (incorporated herein by reference to Exhibit 4.21 to the Company’s
Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2025).

4.22
English translation of the Private instrument of real estate property lease agreement for non-residential, dated as of September 13, 2024, by and among Stone Instituição de Pagamento S.A. and Personale Participações Ltda. (incorporated herein by reference to
Exhibit 4.22 to the Company’s Annual Report on Form 20-F (File No. 001-38714) filed with the SEC on April 24, 2025).

4.23*	English Language Summary of the Linx Share Purchase and Sale Agreement, dated July 21, 2025

8.1*	List of Subsidiaries.

11.1*	Insider Trading Policy

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	In accordance with Rule 402 of Regulation S-T, the information in this exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

Table of Contents	FORM 20-F 26FY25	187

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this annual report:
•“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).
•“Active Client” includes MSMBs (micro, small and medium-sized businesses) as well as Key Accounts. Considers a merchant that has completed at least one electronic payment transaction with us within the preceding 90 days, except for TON, where we consider merchants that have transacted at least once with us in the preceding 12 months.
•“Acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the Card Issuer, in accordance with the rules of the payment scheme. The Acquirer receives the transaction details from the merchant’s terminal, passes them to the Card Issuer for authorization via the payment scheme and completes the processing of the transaction. The Acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The Acquirer also processes any Chargebacks that may be received via the Card Issuer regarding consumer transactions with merchants.
•“ANPD” means the National Data Protection Authority (Autoridade Nacional de Proteção de Dados).
•“APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components, which, together with our SDKs and other tools, enables developers and resellers to create applications that can easily connect and integrate with our payment processing technology platform.
•“APMs” means alternative payment methods, and includes any payment method used by customers that is not a credit or debit transaction involving a major payment scheme. APMs include, but are not limited to, local meal voucher schemes and payment slips (Boletos).
•“Articles of Association” means StoneCo’s amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018, as amended on a Special Resolution passed on August 29, 2023.
•“BDRs” means Brazilian Depositary Receipts (BDR).
•“Board” or “Board of Directors” means the board of directors of StoneCo.
•“Banking” refers to our digital bank solution and includes insurance products.
•“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•“Boleto” means a printable document issued by merchants that is used to make payments in Brazil. Payment slips (Boletos) can be used to pay bills for products or services, utilities or taxes. Each payment slip (Boleto) refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A payment slip (Boleto) can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform and merchant account can be used to pay payment slips (Boletos).

Table of Contents	FORM 20-F 26FY25	188

•“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).
•“Cardholder” means an applicant (either an individual or an entity) for a credit, prepaid or debit card that has been approved by a Card Issuer. The Cardholder may use their card at any affiliated merchant.
•“Card Brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards.
•“Card Issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card Issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from Cardholders.
•“CDI” means the Brazilian interbank deposit (certificado de deposito interbancário).
•“CDI Rate” means the rate of the CDI, which is an average of interbank overnight rates in Brazil.
•“Chargeback” means a claim where the consumer makes a purchase using a payment card and subsequently requests a reversal of the transaction amount from the Card Issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged). Chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services.
•“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
•“COFINS” means the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social).
•“Consolidated Financial Statements” means our audited annual consolidated financial statements included elsewhere in this annual report.
•“Coverage ratio” is calculated as accumulated loan loss provision expenses over NPL over 90 days.
•“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.
•“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).
•“Digital” solutions concentrate our OMS, e-commerce platform, ads and impulse solutions such as search, recommendation, reengagement and retargeting tools.
•“ERP” means enterprise resource planning.
•“eWallet” means a digital wallet that offers clients the ability to make payments online using a variety of payment methods, including credit or debit cards, without having to type in the card details each time.
•“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

Table of Contents	FORM 20-F 26FY25	189

•“FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Instruction No. 356/01, as amended from time to time, including by CVM Instruction No. 489/11 and CVM Instruction No. 531/13.
•“Financial Services” refers to the combination of our financial services solutions to clients, serving both MSMBs and Key Accounts and includes payments, digital banking and credit.
•“gateway” means an online application that connects an e-commerce point of sale to the payment processor enabling online payment transactions.
•“heavy user” is an Active Client that uses three or more financial services solutions.
•“Hubcount” means Hubcount Tecnologia S.A., a subsidiary of Questor.
•“ICMS” means the tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços).
•“integrated partners” means PSPs, ISVs and marketplaces.
•“interchange fee” means a fee paid by the Acquirer to the Card Issuer (via the payment scheme settlors) for a transaction established in the scope of a payment scheme.
•“IPCA” National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), which is published by the IBGE.
•“IPO” means our initial public offering.
•“ISS” means the Municipal Tax on Services (Imposto Sobre Serviços).
•“ISV” means integrated software vendor.
•“Key Accounts” refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform service clients.
•“Linx” means the companies and business involved in the business combination closed on July 1, 2021.
•“marketplace” means digital platforms that enable sellers and buyers in specific market segments to connect more effectively.
•“merchant” means any person, entity or organization that accepts electronic payment transactions for the payment of goods or services.
•“Merchant Discount Rate” or “MDR” means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction and includes the interchange fee.
•“membership fees” refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base.
•“MSMB” refers to micro, small and medium-sized businesses.

Table of Contents	FORM 20-F 26FY25	190

•“Nasdaq” means the Nasdaq Global Select Market.
•“Net Merchant Discount Rate” or “Net MDR” means the total MDR charged to our merchants, net of interchange fees retained by Card Issuers, assessment fees charged by payment scheme settlors and sales taxes.
•“Non-allocated” comprises other smaller businesses which are not allocated in our Financial Services or Software segments.
•“NPS” means Net Promoter Score and is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend StoneCo to a friend or colleague?” Responses of nine or 10 are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question.
•“OMS” by using our OMS (Order Management System) technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS offers multichannel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage and generates more consumer traffic and increased sales.
•“Partner Program” is a sales channel that encompasses a range of client segments that distribute our solutions by integrating our payments and banking platform to their own offerings, such as software providers (ISVs), marketplaces, and e-commerce platforms, having a dedicated team for that.
•“payment institution” means a legal entity that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in article 6, item III, of Law 12,865/13 to Cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Central Bank has opted to narrow the definition of payment institutions as set out in Law 12,865/13 to include only those entities that can be classified into one of the following three categories: (1) issuer of electronic money (prepaid payment instruments), (2) issuer of postpaid payment instruments (e.g., credit cards), and (3) Acquirers.
•“payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end users (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.
•“payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated Card Brand and for the authorization of Card Issuers and Acquirers to participate in the payment scheme. Visa and Mastercard are major payment scheme settlors.
•“PIS” means the Brazilian government’s Social Integration Program (Programa de Integração Social).
•“Pix” is the instant payments ecosystem in Brazil developed and operated by the Central Bank and launched in November 2020, through which individuals and merchants can settle transactions and make purchases instantaneously on a 24/7 basis.

Table of Contents	FORM 20-F 26FY25	191

•“Pix QR Code” is a peer to merchant (P2M) solution. Considers transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants. Both types of PIX can be monetized.
•“platform services” is included in key accounts and encompasses a wide range of business models, including marketplaces, e-commerce platforms, software companies and omnichannel retailers.
•“POS” means a point of sale where a transaction is completed. “POS devices” allow merchants to accept payments where a sale is made, whether inside an establishment or in outdoor or mobile environments.
•“PSP” means payment services providers, which are firms that contract with a merchant to provide them with payment acceptance solutions.
•“Questor” means our subsidiary, Questor Sistemas S.A.
•“reconciliation provider” means a service provider that integrates with, among other agents, Acquirers and gateways in order to provide to merchants with a reconciliation of receivables resulting from their transactions, Chargebacks and refunds. Equals is a reconciliation provider that offers reconciliation solutions.
•“recurring revenue” comprises revenues from monthly subscription fees that we charge our software customers (1) for using our software and (2) the fees we charge for ongoing technical support, help desk services, software hosting services, support teams and connectivity services. The fees (1) and (2) are charged together in a single contract, with an average duration of twelve months, subjected to automatic renewal.
•“SCD” means Direct Credit Society (Sociedade de Crédito Direto), which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using its proprietary capital as a financial source for such transactions.
•“SDK” means software development kit, which is typically a set of software development tools that allows for the creation of applications for software packages or frameworks, hardware platforms, computer or operating systems or similar development platforms.
•“Software” is comprised of three main fronts: (i) Strategic Verticals, comprised of POS/ERP solutions for retail, gas stations, food and drugstores, as well as value added solutions such as fiscal solutions, TEF and CRM; (ii) Enterprise, comprised of POS/ERP solutions for large enterprise clients, as well as digital solutions such as OMS, ads solutions and marketplace hub; (iii) Other Verticals, comprised of POS/ERP solutions in verticals not prioritized for combination with financial services as well as other software solutions.
•“SPB” or “Brazilian Payments System” (Sistema de Pagamentos Brasileiro) means all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Brazilian Federal Law No. 12,865/13, dated as of May 17, 2013, payment schemes and payment institutions.
•“STNE Invest” means STNE Investimentos S.A.
•“STNE Par” means STNE Participações S.A. (entity that was merged into Stone Corporate).
•“Stone Corporate” means Stone Corporate SPE S.A. (formerly known as Linx S.A.).
•“TON” is our solution that is more targeted towards micro-merchants and smaller businesses.

Table of Contents	FORM 20-F 26FY25	192

•“TPV” means total payment volume. Reported TPV figures consider all card volumes settled by StoneCo, including Pix QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted..
•“transaction” means, unless the context otherwise requires, any and all electronic payment transactions for the acquisition of goods and services.
•“transaction volume” means the volume of transactions captured, processed, transmitted, and settled by Acquirers or any other entity responsible for the settlement of transactions.

Table of Contents	FORM 20-F 26FY25	193

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

StoneCo Ltd.
Date: April 22, 2026

By:	/s/ Mateus Scherer Schwening
Name:	Mateus Scherer Schwening
Title:	Chief Executive Officer

By:	/s/ Diego Ventura Salgado
Name:	Diego Ventura Salgado
Title:	Chief Financial Officer and Investor Relations Officer

Table of Contents	FORM 20-F 26FY25	194

Consolidated Financial Statements
December 31, 2025 and 2024 and the three years ended December 31, 2025, 2024 and 2023
With report of Independent Registered Public Accounting Firm

Table of Contents	FORM 20-F 26FY25	F-1

Auditor Data Elements	Years ended December 31, 2025, December 31, 2024, and December 31, 2023.
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Table of Contents	FORM 20-F 26FY25	F-2

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 02, 2026 expressed an unqualified opinion thereon.
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

Table of Contents	FORM 20-F 26FY25	F-3

Disposal group classified as held for sale and discontinued operations - Software business
Description of the Matter
As more fully described in note 1.1 to the consolidated financial statements, in the second quarter of 2025, the Board of Directors approved the plan to sell certain subsidiaries (“disposal group”) comprising most of the Software business. As a result, the Company classified and accounted for the disposal group as held for sale and as a discontinued operation in accordance with IFRS 5. As of December 31, 2025, the net carrying amount of the assets and liabilities associated with the disposal group was R$ 3,229,817 thousand, and the net loss for the year ended December 31, 2025 from discontinued operations was R$ 37,900 thousand.
Accounting for the disposal group classified as held for sale and as a discontinued operation is considered a critical audit matter due to the judgment involved in management’s assessment of whether the plan met the criteria for classification as held for sale, the complexity of properly identifying and segregating the net assets and results of operations of the disposal group, judgement involved in management´s assessment of the fair value less cost to sell, and applying the IFRS 5 requirements for presentation and disclosure as a discontinued operation in the financial statements.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management’s assessment that the plan met the criteria to be presented as a discontinued operation, as well as the effectiveness of controls over management’s classification, allocation of the disposal group’s net assets, fair value measurement and disclosure in the Company’s consolidated financial statements. Our audit procedures to test the measurement, presentation and financial statement disclosures of the disposal group included, among others, evaluating management’s assessment of the disposal group’s classification and measurement as held for sale and as a discontinued operation, testing the classification of amounts included in the disposal group by reconciling such amounts to the Company’s accounting records, and assessing the adequacy of the Company’s disclosures in the consolidated financial statements.
Allowance for expected credit losses of the credit portfolio
Description of the Matter
As more fully described in Notes 6.2.1.1 and 6.6 to the consolidated financial statements, the allowance for expected credit losses (“ECL”) of the Company’s credit portfolio was R$ 389,682 thousand as of December 31, 2025. Management estimates the allowance for ECL of the credit portfolio considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default). PD is a particularly sensitive assumption in determining the ECL and is based on statistical models that consider both internal and external historical data, behavioral scoring information and forward looking perspectives, among other information.
Auditing the allowance for ECL of the credit portfolio was complex and required the application of significant judgment due to the inherent complexity of the models. Significant assumptions and judgments with respect to the allowance for ECL of the credit portfolio include the determination of PD.

Table of Contents	FORM 20-F 26FY25	F-4

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls related to the determination of the PD, including the data inputs used in its calculation and the governance and oversight controls over the ECL model.
To test the allowance for ECL of the credit portfolio, our audit procedures included, among others, involving our professionals with specialized skills and knowledge to assist in evaluating whether management's accounting policies meet IFRS 9 requirements, and in testing the models and methodology adopted to determine the ECL and the calculation of the PD. We also evaluated the appropriateness of management’s documentation by testing the principal data inputs due to their relevance within the overall measurement of ECL, and assessed the adequacy of the related disclosures included in the consolidated financial statements.
/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2016.
São Paulo, Brazil
March 02, 2026

Table of Contents	FORM 20-F 26FY25	F-5

To the Shareholders and the Board of Directors of
StoneCo Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited StoneCo Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, StoneCo Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 02, 2026 expressed an unqualified opinion thereon.
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

Table of Contents	FORM 20-F 26FY25	F-6

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young Auditores Independentes S/S Ltda.
São Paulo, Brazil
March 02, 2026

Table of Contents	FORM 20-F 26FY25	F-7

Consolidated Statement of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian Reais)
Consolidated Statement of Financial Position as of December 31, 2025 and 2024

	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	5.2	4,821,703	5,227,654
Short-term investments	6.3	1,119,136	517,874
Financial assets from banking solutions	6.7	1,855,796	8,805,882
Accounts receivable from card issuers	6.4.1	41,275,188	29,231,820
Trade accounts receivable	6.5.1	222,501	390,575
Credit portfolio	6.6	2,008,436	891,718
Recoverable taxes	8	690,285	372,432
Derivative financial instruments assets	6.9	58,554	156,814
Other assets	7	372,634	370,255
		52,424,233	45,965,024

Assets classified as held for sale	1.1.2	4,022,823	—
		56,447,056	45,965,024

Non-current assets
Long-term investments	6.3	24,586	32,629
Accounts receivable from card issuers	6.4.1	146,776	116,245
Trade accounts receivable	6.5.1	21,874	25,528
Credit portfolio	6.6	438,380	171,401
Receivables from related parties	13.1	—	613
Deferred tax assets	9.4	1,256,150	871,640
Derivative financial instruments assets	6.9	11,464	103,374
Other assets	7	166,555	159,159
Investment in associates		71,614	75,751
Property and equipment	10.3	1,725,506	1,833,997
Intangible assets	11.3	1,986,935	5,458,102
		5,849,840	8,848,439

Total assets		62,296,896	54,813,463
			(continued)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-8

Consolidated Statement of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian Reais)

	Notes	December 31, 2025	December 31, 2024
Liabilities and equity
Current liabilities
Retail deposits	6.8.1	11,090,985	8,704,809
Accounts payable to clients	6.1.2.3.2	18,081,964	17,756,720
Trade accounts payable		848,341	672,184
Institutional deposits and marketable debt securities	6.8.2	5,777,314	3,065,999
Other debt instruments	6.8.2	2,866,445	1,903,840
Labor and social security liabilities	20.5	536,364	578,345
Taxes payable	12	899,270	560,250
Derivative financial instruments liabilities	6.9	94,871	10,593
Other liabilities		215,497	281,073
		40,411,051	33,533,813

Liabilities associated with assets held for sale	1.1.2	793,006	—
		41,204,057	33,533,813

Non-current liabilities
Accounts payable to clients	6.1.2.3.2	72,383	50,674
Institutional deposits and marketable debt securities	6.8.2	4,578,162	5,429,963
Other debt instruments	6.8.2	4,360,144	2,496,139
Derivative financial instruments liabilities	6.9	176,166	281,177
Deferred tax liabilities	9.4	309,136	680,672
Provision for contingencies	14.3	214,914	237,406
Labor and social security liabilities	20.5	82,869	39,515
Other liabilities		264,294	236,822
		10,058,068	9,452,368

Total liabilities		51,262,125	42,986,181

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,181,160	14,215,212
Treasury shares	15.3	(4,591,288)	(1,805,896)
Other comprehensive income	15.6	(536,073)	(287,048)
Retained earnings (accumulated losses)		1,973,342	(346,360)
		11,027,217	11,775,984
Other comprehensive loss associated with assets held for sale	1.1.2/15.6	(32,201)	—
Equity attributable to controlling shareholders		10,995,016	11,775,984
Non-controlling interests		39,755	51,298
Total equity		11,034,771	11,827,282

Total liabilities and equity		62,296,896	54,813,463
			(concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-9

Consolidated Statement of Profit or Loss
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Statement of Profit or Loss for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024 (Recasted)	2023 (Recasted)

Continuing operations
Net revenue from transaction activities and other services	17.1.1.1	2,493,094	3,128,878	3,144,358
Net revenue from subscription services and equipment rental	17.1.1.2	889,319	746,196	717,432
Financial income	17.1.2	10,017,293	7,676,204	6,229,303
Other financial income	17.1.3	754,135	498,339	670,056
Total revenue and income from continuing operations		14,153,841	12,049,617	10,761,149

Cost of services	18	(3,365,431)	(2,832,504)	(2,370,159)
Administrative expenses	18	(921,667)	(845,458)	(902,191)
Selling expenses	18	(2,147,751)	(1,840,016)	(1,432,852)
Financial expenses, net	19	(4,479,266)	(3,660,234)	(3,956,164)
Mark-to-market on equity securities designated at FVPL		—	—	30,574
Other income (expenses), net	18	(447,452)	(386,244)	(217,075)
Total expenses		(11,361,567)	(9,564,456)	(8,847,867)

Gain (loss) on investment in associates		(2,456)	399	(3,669)
Profit (loss) before income taxes from continuing operations		2,789,818	2,485,560	1,909,613

Current income tax and social contribution	9.3	(566,138)	(485,025)	(323,421)
Deferred income tax and social contribution	9.3	153,379	20,085	(31,572)
Net income (loss) for the year from continuing operations		2,377,059	2,020,620	1,554,620

Net income (loss) for the year from discontinued operations	1.1.2	(37,900)	(3,527,670)	45,800
Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420

Net income attributable to:
Controlling shareholders from continuing operations		2,360,693	2,016,384	1,549,289
Non-controlling interests from continuing operations		16,366	4,236	5,331
		2,377,059	2,020,620	1,554,620

Controlling shareholders from discontinued operations		(40,991)	(3,531,606)	42,776
Non-controlling interests from discontinued operations		3,091	3,936	3,024
		(37,900)	(3,527,670)	45,800

Earnings per share of continuing operations
Basic earnings per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	8.85	6.68	4.96
Diluted earnings per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	8.63	6.54	4.61
Earnings per share of discontinued operations
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	(0.15)	(11.70)	0.13
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	(0.15)	(11.45)	0.13

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-10

Consolidated Statement of Other Comprehensive Income (Loss)
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Other Comprehensive Income (loss) for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023

Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420

Other comprehensive income (“OCI”)

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	22.1	(502,502)	(117,097)	98,283
Tax on changes in the fair value of accounts receivable from card issuers at fair value		195,651	39,873	(33,414)
Exchange differences on translation of foreign operations		(11,938)	1,749	(24,073)
Changes in the fair value of cash flow hedge		44,275	71,657	64,146
Tax on changes in the fair value of cash flow hedge		(16,062)	—	—

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		8,997	(657)	4,316
Gain on sale of equity instruments designated at fair value through other comprehensive income	6.3 (a)	—	35,647	—
Changes in the fair value of equity instruments designated at fair value through OCI	6.3 (a) / 22.1	—	1,623	1,912

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Accumulated exchange differences on disposal of foreign operation		—	—	257
Other comprehensive income (loss) for the year, net of tax		(281,579)	32,795	111,427

Total comprehensive income (loss) for the year, net of tax		2,057,580	(1,474,255)	1,711,847

Total comprehensive income (loss) attributable to:
Controlling shareholders		2,038,476	(1,481,821)	1,704,317
Non-controlling interests		19,104	7,566	7,530
Total comprehensive income (loss) for the year, net of tax		2,057,580	(1,474,255)	1,711,847

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-11

Consolidated Statement of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Changes in Equity for the years ended December 31, 2025, 2024 and 2023

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive loss associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	—	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	—	1,592,065	1,704,317	7,530	1,711,847
Repurchase of shares		—	—	—	—	—	—	(292,745)	—	—	—	(292,745)	—	(292,745)
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	—	89,475	(3,904)	85,571
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	—	1,168,862	14,622,264	53,696	14,675,960
Loss for the year		—	—	—	—	—	—	—	—	—	(1,515,222)	(1,515,222)	8,172	(1,507,050)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	33,401	—	—	33,401	(606)	32,795
Total comprehensive income		—	—	—	—	—	—	—	33,401	—	(1,515,222)	(1,481,821)	7,566	(1,474,255)
Equity transaction related to put options over non-controlling interest		—	—	—	—	26,911	26,911	—	—	—	—	26,911	1,028	27,939
Repurchase of shares	15.3	—	—	—	—	—	—	(1,587,332)	—	—	—	(1,587,332)	—	(1,587,332)
Share-based payments		—	—	—	—	194,729	194,729	—	—	—	—	194,729	—	194,729
Shares delivered under share-based payment arrangements		—	—	(62,912)	—	—	(62,912)	64,145	—	—	—	1,233	—	1,233
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(10,454)	(10,454)
Others		—	—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the year		—	—	—	—	—	—	—	—	—	2,319,702	2,319,702	19,457	2,339,159
Other comprehensive loss for the year		—	—	—	—	—	—		(249,025)	(32,201)	—	(281,226)	(353)	(281,579)
Total comprehensive income		—	—	—	—	—	—	—	(249,025)	(32,201)	2,319,702	2,038,476	19,104	2,057,580
Repurchase of shares	15.3	—	—	—	—	—	—	(2,987,034)	—	—	—	(2,987,034)	—	(2,987,034)
Premium received in options over own shares entered into a part of the repurchase program	15.4	—	—	—	—	17,741	17,741	—	—	—	—	17,741	—	17,741
Equity transaction related to put options over non-controlling interest		—	—	—	—	(8,102)	(8,102)	—	—	—	—	(8,102)	(9,563)	(17,665)
Share-based payments		—	—	—	—	157,951	157,951	—	—	—	—	157,951	—	157,951
Shares delivered under share-based payment arrangements		—	—	(201,642)	—	—	(201,642)	201,642	—	—	—	—	—	—
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	5,373	5,373
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(17,663)	(17,663)
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	—	(8,794)	(8,794)
Balance as of December 31, 2025		76	13,825,325	(783,058)	61,127	1,077,766	14,181,160	(4,591,288)	(536,073)	(32,201)	1,973,342	10,995,016	39,755	11,034,771

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-12

Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Cash Flows for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
Operating activities
Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	1,002,840	949,394	878,181
Deferred income tax and social contribution	9.4	(148,483)	(38,498)	24,585
Gain (loss) on investment in associates		2,456	(399)	4,179
Accrued interest, monetary and exchange variations, net		1,286,611	174,079	(195,419)
Provision for contingencies	14.3	172,810	61,226	5,825
Share-based payments expense		297,022	232,672	251,239
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6.4	431,498	143,451	160,195
Loss (gain) on disposal of property, equipment and intangible assets	22.2.5	(9,472)	29,365	66,200
Software business goodwill impairment loss	11.4	157,991	3,558,049	—
Effect of applying hyperinflation accounting		9,024	(184)	3,652
Loss (gain) on sale of subsidiary		(53,775)	58,244	10,926
Fair value adjustment in financial instruments at FVPL	22.2.1	195,252	(441,478)	96,563
Fair value adjustment in derivatives		(203,992)	485,977	20,320
Remeasurement of previously held interest on business combination	23.3.2	(1,986)	(7,406)	—
Others		—	—	1,168
Working capital adjustments:
Accounts receivable from card issuers		(10,550,896)	(2,981,844)	32,304
Receivables from related parties		1,119	27,974	20,343
Recoverable taxes		(224,281)	(244)	138,987
Prepaid expenses		(11,624)	54,498	41,310
Trade accounts receivable, banking solutions and other assets		9,559,531	810,748	205,105
Credit portfolio		(1,087,130)	(670,780)	(312,808)
Accounts payable to clients		(9,048,434)	(8,507,343)	(3,382,075)
Taxes payable		664,036	(6,259)	169,827
Labor and social security liabilities		(20,251)	29,991	19,284
Payment of contingencies	14.3	(139,977)	(58,939)	(34,012)
Trade accounts payable and other liabilities		259,346	361,680	(80,024)
Interest paid		(1,219,428)	(782,437)	(749,366)
Interest income received, net of costs	22.2.2	7,353,858	4,578,276	2,766,933
Income tax paid		(336,258)	(174,145)	(116,134)
Net cash provided by (used in) operating activities		676,566	(3,621,382)	1,647,708
				(continued)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-13

Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)

	Notes	2025	2024	2023
Investing activities
Purchases of property and equipment	22.2.3	(705,565)	(764,482)	(736,244)
Purchases and development of intangible assets	22.2.4	(482,993)	(507,278)	(474,053)
Acquisition of subsidiary, net of cash acquired		(1,993)	(9,054)	—
Sale of subsidiary, net of cash disposed		18,523	(4,204)	—
Proceeds from (acquisition of) short-term investments, net		(570,233)	2,994,587	181,611
Proceeds from disposal of long-term investments – equity securities		—	57,540	220,520
Proceeds from disposal of non-current assets	22.2.5	2	1,746	536
Payment for interest in subsidiaries acquired		(17,291)	(181,365)	(37,806)
Net cash provided by (used in) investing activities		(1,759,550)	1,587,490	(845,436)

Financing activities
Proceeds from institutional deposits and marketable debt securities	6.8.3	6,196,781	6,585,937	1,608,162
Payment of institutional deposits and marketable debt securities	6.8.3	(4,822,308)	(2,713,574)	(75,004)
Proceeds from other debt instruments, except lease	6.8.3	6,115,526	5,997,721	4,138,209
Payment of other debt instruments, except lease	6.8.3	(3,247,016)	(3,049,824)	(5,447,180)
Payment of principal portion of leases liabilities	6.8.3	(79,689)	(68,971)	(72,815)
Payment of derivative financial instruments designated for hedge accounting		(245,601)	(112,771)	—
Repurchase of own shares	15.3	(2,987,034)	(1,587,332)	(292,745)
Premium received in options over own shares entered into a part of the repurchase program	15.4	17,741	—	—
Acquisition of non-controlling interests		(154)	(146)	(1,440)
Dividends paid to non-controlling interests		(17,663)	(10,454)	(5,983)
Net cash provided by (used in) financing activities		930,583	5,040,586	(148,796)

Effect of foreign exchange on cash and cash equivalents		(22,907)	44,544	10,336
Change in cash and cash equivalents		(175,308)	3,051,238	663,812

Cash and cash equivalents at beginning of year	5.2	5,227,654	2,176,416	1,512,604
Cash and cash equivalents at end of year	1.1.2/5.2	5,052,346	5,227,654	2,176,416
Change in cash and cash equivalents		(175,308)	3,051,238	663,812
				(concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	FORM 20-F 26FY25	F-14

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Notes to Consolidated Financial Statements
1.    OPERATIONS
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
ACP Investments Ltd owns 6.01% of the Company’s voting shares (representing 37.85% of the voting power considering the amount of outstanding shares as of December 31, 2025). Previously, these shares were held by HR Holding LLC, which was dissolved, and the shares were transferred to its sole owner, ACP Investments Ltd whose ultimate parent is VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”), is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 02, 2026.
1.1.    Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588 recognized as income.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable

Table of Contents	FORM 20-F 26FY25	F-15

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
1.1.1.    Accounting policy
The Group classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
The condition for classification as held for sale is met only when the sale has been approved by management or - if required by governance rules - the Board of Directors, the asset is available for immediate sale in its present condition, and there is an expectation that the sale will occur within 12 months of the approval. These factors indicate that the sale is highly probable. In case of a delay in the process, demonstrably caused by events or circumstances beyond the Group’s control, and if there is still sufficient evidence of the continued commitment to sell the asset, the classification as held for sale may be maintained.
Assets included in disposal groups classified as held for sale as well as its related liabilities are presented separately as current items in the statement of financial position. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.
When a transaction reflects the sale of a component of the Group that represents separate major line of business, it should be considered a discontinued operation, and its results are excluded from the results of continuing operations, presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 1.1.2 in an aggregated basis between operating, investing and financing activities.
The classification of an operation as a discontinued operation requires that comparative income statements be recasted. This procedure segregates the results of the discontinued operation as if it had been discontinued from the beginning of the earliest comparative period presented.
1.1.2. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the date of classification as a disposal group held for sale. These businesses together represent a major line of business and as a result met the requirements to be classified as discontinued operations. In the third quarter of 2025, the agreement to sell Simplesvet was completed.
Immediately before the classification of the businesses as discontinued operation and at each reporting date, the recoverable amount was estimated for assets included in the disposal group. An impairment loss of R$ 157,991 was identified as of December 31, 2025 and was recognized as part of discontinued operations.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed. The net carrying amount of assets and liabilities of businesses classified as held for sale as of December 31, 2025 is R$ 3,229,817.

Table of Contents	FORM 20-F 26FY25	F-16

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below:

	Notes	2025

Assets
Cash and cash equivalents		230,643
Trade accounts receivable		171,652
Recoverable taxes		9,173
Other assets		49,177
Deferred tax assets	9.4	3,704
Property and equipment	10.3	67,009
Intangible assets	11.3	3,491,465
Total assets classified as held for sale		4,022,823

Liabilities
Trade accounts payable		54,954
Other debt instruments	6.8.3	21,369
Deferred tax liabilities	9.4	434,903
Labor and social security liabilities		115,923
Taxes payable		38,957
Provision for contingencies	14.3	96,267
Other liabilities		30,633
Total liabilities associated with assets held for sale		793,006
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	20,578
Exchange differences on translation of foreign operations	(52,779)
Total other comprehensive loss associated with assets held for sale	(32,201)

Table of Contents	FORM 20-F 26FY25	F-17

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

	2025	2024	2023

Net revenue from transaction activities and other services	97,674	87,140	165,407
Net revenue from subscription services and equipment rental	1,094,009	1,100,735	1,107,523
Other financial income	19,988	19,961	20,923
Total revenue and income from discontinued operations	1,211,671	1,207,836	1,293,853

Cost of services	(552,926)	(556,623)	(612,599)
Administrative expenses	(180,799)	(285,041)	(286,678)
Selling expenses	(276,633)	(265,459)	(265,423)
Financial expenses, net	(35,514)	(33,372)	(43,301)
Software business goodwill impairment loss	(157,991)	(3,558,049)	—
Other income (expenses), net	14,725	(12,481)	(24,137)
	(1,189,138)	(4,711,025)	(1,232,138)

Loss on investment in associates	—	—	(510)
Profit (loss) before income taxes from discontinued operations	22,533	(3,503,189)	61,205

Current income tax and social contribution	(55,537)	(42,894)	(22,392)
Deferred income tax and social contribution	(4,896)	18,413	6,987
Net income (loss) for the period from discontinued operations	(37,900)	(3,527,670)	45,800
Discontinued operations on the statement of cash flows of the periods are presented below:

	2025	2024	2023

Net cash provided by operating activities	221,478	253,022	143,315
Net cash used in investing activities	(192,225)	(260,676)	(158,931)
Net cash used in financing activities	(42,431)	(23,577)	(21,534)
Effect of foreign exchange on cash and cash equivalents	(12,163)	2,231	(1,323)
Change in cash and cash equivalents	(25,341)	(29,000)	(38,473)
1.2. Operating segments
Until the third quarter of 2025, the Group reported its results under financial and software business segments as well as certain non-allocated activities comprised of non-strategic businesses, including results on its disposal/sale. Following the strategic decision to divest the Software Businesses, these operations were classified as discontinued operations and assets held for sale
As a result, the internal reporting structure and the performance measures reviewed by the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, were revised to focus on a single consolidated view of the Group’s continuing operations. Accordingly, the Group is now managed as a single operating segment. Since this segment corresponds to the continuing operations presented in the consolidated income statement of profit or loss, the comparative periods already reflect this presentation.

Table of Contents	FORM 20-F 26FY25	F-18

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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

Table of Contents	FORM 20-F 26FY25	F-19

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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

Table of Contents	FORM 20-F 26FY25	F-20

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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

Table of Contents	FORM 20-F 26FY25	F-21

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
2.7. New standards and amendments to standards and interpretations adopted
The following amendments and interpretations were applicable as from January 1, 2025:
•Amendments to IAS 21: Lack of exchangeability: On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates (“the amendments”). The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
These amendments had no significant impact on the consolidated financial statements of the Group.
2.8. New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2025 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
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
It also requires disclosure of management-defined performance measures (“MPMs”), certain profit or loss performance measure, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (“PFS”) and the notes.

Table of Contents	FORM 20-F 26FY25	F-22

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group is currently reviewing the standard to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements, including the restatement of comparative information.
2.8.2. IFRS 19 - Subsidiaries without Public Accountability: Disclosures
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
2.8.3. IFRS 9 - Financial instruments and IFRS 7 - Financial instruments: Disclosures
On 30 May 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the Amendments). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets, and guidance on the assessment of contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features. In addition, the amendments add disclosures relating to equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events.
These amendments are effective for years starting on January 1, 2026, early adoption being permitted, with retrospective application. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.
2.9. Pillar 2 in Brazil
In October 2024, Provisional Measure (“MP”) No 1,262/2024 was published as part of the Brazilian government proposal for a partial adoption of the Pillar 2 rules. It imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025.
Under the rule, multinational companies with a minimum annual revenue of €750 million must apply a minimum effective tax rate of 15% on adjusted income measured following Pillar 2 rules. Based on the analysis of Group’s consolidated financial statements for the last three years, the Group understands that it meets such revenue threshold.
Additional CSLL will be applied to excess profits computed following Brazilian accounting rules and adjustments consistent with the Pillar 2 global rules. Only profit of the Brazilian entities will be considered to determine QDMTT, therefore does not affect entities of the Group in other jurisdictions.

Table of Contents	FORM 20-F 26FY25	F-23

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The text of the MP was included in law bill that was subsequently approved by Congress and sanctioned by the President into Law 15,079/2024 adapting Brazilian tax legislation to the Global Anti-Base Erosion Rules ("GloBE Rules") of the Organization for Economic Cooperation and Development (“OECD”).
Following the enactment and entry into force of the QDMTT, an assessment was performed in accordance with the OECD Pillar 2 rules and the Brazilian Law. Based on this analysis, the Brazilian entities of StoneCo meet the applicable transitional safe harbour requirements, as the jurisdictional effective tax rate fall within the thresholds established, thereby allowing reliance on the safe harbour and exemption from a full GloBE calculation for the year 2025.
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
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•the contractual arrangement(s) with the other vote holders of the investee;
•rights arising from other contractual arrangements; and
•the Group’s voting rights and potential voting rights.

Table of Contents	FORM 20-F 26FY25	F-24

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas as of December 31, 2025 and 2024

ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 4% of total (subordinated and senior) quotas
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 7% of total (subordinated and senior) quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas
Stone Fundo de Investimento Multimercado Crédito Privado ("STONE FIM CP")	100% of quotas representing all outstanding quotas
StoneCo Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of quotas representing all outstanding quotas
Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas
The by laws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

Table of Contents	FORM 20-F 26FY25	F-25

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
4.1.2. Subsidiaries of the Group
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024

Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Financial services	100.00	100.00
Stone Distribuidora de Títulos e Valores Mobiliários S.A. ("DTVM") (a)	Financial services	100.00	—
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Equals Software S.A. ("Equals Software") (b)	Holding company	—	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui Group")	Holding company	50.00	50.00
STNE Investimentos S.A. ("STNE Invest") (b)	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE Partec")	Holding company	100.00	100.00
STNE Participações S.A. ("STNE Par") (c)	Holding company	—	100.00
Stone Seguros S.A. (“Stone Seguros”) (b)	Holding company	—	100.00
Stone Serviços Financeiros S.A. ("Stone Holding") (d)	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”) (e)	Holding company	—	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
FIC FIM STONECO	Investment fund	100.00	100.00
FIDC ACR FAST	Investment fund	100.00	100.00
FIDC ACR I	Investment fund	100.00	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIDC TAPSO	Investment fund	100.00	100.00
STONE FIM CP	Investment fund	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Stone Pay Meios de Pagamento Ltda. ("Stone Pay”) (f)	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
APP Sistemas S.A. (“APP”) (g)	Technology services	45.96	—
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Hubcount Tecnologia S.A. (“Hubcount”)	Technology services	75.60	75.60
Linx Enterprise Ltda. ("Linx Enterprise") (e)	Technology services	—	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.49	51.49
Napse IT Peru S.R.L. (“Napse Group”) (h)	Technology services	—	100.00

Table of Contents	FORM 20-F 26FY25	F-26

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024

O Mediador Tecnologia da Informação S/S Ltda. (“Reclame Aqui Group”) (i)	Technology services	—	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Simplesvet (Note 1.1) (j)	Technology services	—	50.00
STEF S.A ("Stef") (b)	Technology services	—	100.00
Stone Corporate e Holding S.A. (“Stone Corporate”) (k)	Technology services	100.00	100.00
Stone Impulse Ltda. ("Stone Impulse") (l)	Technology services	100.00	100.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	100.00	100.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00

(a)Entity Incorporated in December, 2025
(b)Equals Software, Stef and Stone Seguros were incorporated into STNE Invest in December, 2025.
(c)STNE Par was extinguished by merger into Stone Corporate (formerly Linx S.A.) in November, 2025.
(d)Formerly Stone Holding Instituições S.A.
(e)The entities were dissolved in August, 2025.
(f)Formerly Linx Pay Meios de Pagamento Ltda.
(g)In April, 2025, STNE Par, a Group company, acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital, achieved through substantive rights that provide the Group with the current ability to direct the relevant activities of APP. STNE Par prior stake was 19.80%. (Note 23.3.).
(h)Dissolved in July 2025.
(i)The entity was dissolved in December, 2025.
(j)The equity interest held by the StoneCo Group in Simplesvet was disposed of in July, 2025.
(k)Formerly Linx S.A.
(l)Formerly Linx Impulse Ltda.
The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1 (g)).

Table of Contents	FORM 20-F 26FY25	F-27

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
4.1.3. Subsidiaries of the Group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into agreements for the sale of Linx Sistemas and certain other software assets (the “Software Businesses”), resulting in the classification of such businesses as held for sale. In the third quarter of 2025, Linx Par was incorporated as a wholly owned subsidiary of the Group in connection with these transactions (Note 1.1):

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024
Linx Automotivo Ltda. ("Linx Auto")	Technology services	100.00	100.00
Linx Commerce Ltda. ("Linx Commerce")	Technology services	100.00	100.00
Linx People Ltda. ("Linx People")	Technology services	100.00	100.00
Linx Saúde Ltda. ("Linx Saúde")	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Software Participações em Tecnologia S.A. (“Linx Par”)	Technology services	100.00	—
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Sponte Educação Ltda. ("Sponte Educação")	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
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

Table of Contents	FORM 20-F 26FY25	F-28

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
4.2.2. Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	December 31, 2025	December 31, 2024

Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Agilize Contabilidade Holding Limited ("Agilize Cayman")	Holding company	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	—	19.80
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00

(a)In April, 2025, STNE Par acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital. As a result of this change, the 45.96% was reported in December 31, 2025 under "4.1.2 Subsidiaries of the Group". (Note 23.3.).
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
5.2. Currency denomination

	December 31, 2025	December 31, 2024

Denominated in R$ (a)	4,772,659	5,157,035
Denominated in US$ (a)	49,044	70,619
	4,821,703	5,227,654

(a)As of December 31, 2025, the amount of R$ 4,821,703 relates to continuing operations. As disclosed in Note 1.1.2, Cash and cash equivalents from discontinued operations amount to R$ 230,643, resulting in a total of R$ 5,052,346, as presented in the Consolidated statement of cash flows.

Table of Contents	FORM 20-F 26FY25	F-29

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	Cash and cash equivalents – Amortized cost Short-term investments – FVPL (a)	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at Brazilian Central Bank ("BACEN") – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI (b)	Fair value gain or losses - Other comprehensive income
Cost of funding on sale of receivables - Financial expenses, net
Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net

Trade accounts receivable	Corresponds to amounts due by customers of the acquiring business for subscription services and equipment rental and of the software business for services provided	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Credit portfolio	Corresponds to credit (merchant portfolio loans and balances due by credit card) granted to customers	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net
Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated in a cash flow hedge relationship:
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests with no significant influence	FVPL or FVOCI	FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL FVOCI - Other comprehensive income

(a)Fair Value through Profit or Loss (“FVPL”).
(b)Fair Value through Other Comprehensive Income (“FVOCI”).

Table of Contents	FORM 20-F 26FY25	F-30

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
The Group’s financial assets at amortized cost include Trade accounts receivable, Credit portfolio, Receivables from related parties and Other assets, since they are held to collect payments of principal and interest and meet the SPPI test.
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

Table of Contents	FORM 20-F 26FY25	F-31

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
This category includes financial assets which the contractual cash flows do not meet the SPPI condition, such as (i) bonds and investment funds under short-term investment (ii) financial assets from banking solutions, (iii) some equity investments, and (iv) derivative financial instruments.
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

Table of Contents	FORM 20-F 26FY25	F-32

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
6.1.1.6.    Write-offs
When there is no reasonable expectation of recovery of a financial asset, considering historical recovery curves, we write-off (in part or in total) the asset together with the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income in our consolidated statement of income under line Cost of services.
6.1.2. Financial liabilities
6.1.2.1.    Description of the funding strategy including different financial liabilities of the operation
The Group’s different businesses require funding, in particular the financial services business and the credit portfolio, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group (accounts payable to clients). Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.2.1.2 - Accounts receivable from card issuers). Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in time deposits issued by the Group. In addition, the Group has also started to issue time deposits held by multiple counterparties. These balances are used as a funding source. In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where their results are classified in the statement of profit or loss.

Table of Contents	FORM 20-F 26FY25	F-33

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Retail deposits	Amounts held by banking customers on their payment accounts and time deposits to retail clients. The amounts held by banking customers generally do not result in the recognition of gain or losses	Amortized cost	Interest expense - Financial expenses, net
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts may be early redeemed of the contractual due date at a discount	Amortized cost	Gain from the prepayment of payables at a discount - Financial income
Trade accounts payable	Corresponds to payments for payment scheme networks and suppliers	Amortized cost	Transaction and customer service costs, third-party services and facilities expenses - Cost of services, Administrative expenses and Selling expenses
Institutional deposits and marketable debt securities	Financing from time deposits and debt securities, including FIDC quotas, when consolidated entities	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Other debt instruments	Financing obtained from third parties, leasing and other debt instruments	Amortized cost and FVPL	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net Fair value gain or losses - Financial expenses, net.
Derivative financial instruments liabilities	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated as hedge accounting
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net
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

Table of Contents	FORM 20-F 26FY25	F-34

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Table of Contents	FORM 20-F 26FY25	F-35

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
As of December 31, 2025, and 2024, the Group has no financial instruments that meet the conditions for recognition on a net basis.
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

Table of Contents	FORM 20-F 26FY25	F-36

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group employs a macro fair value approach for its credit portfolio. This approach involves adjusting the coverage ratio between the hedged items and the hedging instruments as they fluctuate over time. This adjustment is necessary because the Group implements a dynamic hedging strategy, aligned with its approved risk management guidelines.
To effectively manage the dynamic nature of the hedged portfolio, the Group designates its hedges for a period of one month. Each month, the Group de-designates the existing hedge relationships and establishes new ones to ensure continued alignment with market conditions.
The Group conducts regular effectiveness tests for all hedging relationships using the dollar offset or critical terms match approaches, as applicable, to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss.
6.1.5.3. Economic hedge
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

Table of Contents	FORM 20-F 26FY25	F-37

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significatively since origination, the Stage 1 operations are moved to Stage 2.
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
6.2.1.2.    Accounts receivable from card issuers
The macroeconomic environment where the Group operates is volatile and card issuers might be negatively impacted. Continuous monitoring of this environment is crucial for the decisions regarding provisioning and how the Group estimates its ECLs. The Group estimates ECLs based on available external and internal information that consider the expected nature and level of risk associated with receivables and the information about the different issuers (including when available, ratings from major agencies). The Group monitors credit risk of issuers.
The information about the ECLs amount on the Group’s Accounts receivable from card issuers are disclosed in Note 6.4.2.

Table of Contents	FORM 20-F 26FY25	F-38

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
6.3.    Short and Long-term investments

	Short-term	Long-term	December 31, 2025

Bonds
Brazilian sovereign bonds	71,399	—	71,399
Structured notes linked to Brazilian sovereign bonds	326,168	—	326,168
Time deposits	720,119	—	720,119
Equity securities (a)	—	24,586	24,586
Investment funds (b)	1,450	—	1,450
	1,119,136	24,586	1,143,722

	Short-term	Long-term	December 31, 2024

Bonds
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (a)	—	32,629	32,629
Investment funds (b)	1,617	—	1,617
	517,874	32,629	550,503

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of December 31, 2025, all assets are recognized at FVPL, while on December 31, 2024, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a gain of R$ 8,043 on December 31, 2025 (2024 - gain of R$ 4,131), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI was R$ nil on December 31, 2025 (2024 - gain of R$ 1,623), which was recognized in the statement of other comprehensive income (loss).

On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$57,540. The gain on the sale of R$35,647 was recognized in other comprehensive income.
(b)Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian Reais and U.S. Dollars.

Table of Contents	FORM 20-F 26FY25	F-39

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.4. Accounts receivable from card issuers
6.4.1. Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	December 31, 2025	December 31, 2024

Accounts receivable from card issuers (a)	41,175,415	28,833,909
Accounts receivable from other acquirers (b)	323,461	575,044
Allowance for expected credit losses	(76,912)	(60,888)
	41,421,964	29,348,065

Current	41,275,188	29,231,820
Non-current	146,776	116,245

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2025 a total of R$ 441,323 (December 31, 2024 - R$ 419,099) were consolidated through FIDC ACR FAST and R$ 2,670,380 (December 31, 2024 - R$ 2,561,139) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of and for the year ended December 31, 2025, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents a relevant funding source used for the prepayment operation.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
6.4.2. Allowance for expected credit losses of accounts receivable from card issuers

	2025	2024

At January 1	60,888	55,619
Addition	74,159	60,830
Reversal	(58,135)	(55,561)
At December 31	76,912	60,888

Table of Contents	FORM 20-F 26FY25	F-40

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.5. Trade accounts receivable
6.5.1. Composition of trade accounts receivable

	December 31, 2025	December 31, 2024

Chargeback	156,718	93,829
Accounts receivable from equipment rental	134,252	111,535
Accounts receivable from subscription services	65,968	248,322
Services rendered	22,914	46,991
Receivables from registry operation	10,815	13,643
Cash in transit	310	12,620
Others	24,295	20,423
Allowance for expected credit losses	(170,897)	(131,260)
	244,375	416,103

Current	222,501	390,575
Non-current	21,874	25,528
6.5.2. Allowance for expected credit losses of trade accounts receivable

	2025	2024

At January 1	131,260	117,553
Addition	117,530	89,882
Reversal	(14,372)	(34,151)
Write-off	(50,782)	(42,024)
Transfer to assets held for sale	(12,739)	—
At December 31	170,897	131,260
6.6. Credit portfolio
Portfolio balances by product and maturity:

	December 31, 2025	December 31, 2024

Merchant portfolio	2,540,670	1,093,475
Credit card	295,604	114,156
Credit portfolio, gross	2,836,274	1,207,631

Allowance for expected credit losses	(389,682)	(144,512)
Fair value adjustment - portfolio hedge (a)	224	—
	(389,458)	(144,512)

Credit portfolio, net	2,446,816	1,063,119

Current	2,008,436	891,718
Non-current	438,380	171,401

(a)The Group holds a portfolio of fixed-rate credit operations exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit operations is marked to market against profit or loss. As presented in Note 6.1.5.2, the portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Table of Contents	FORM 20-F 26FY25	F-41

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.1. Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	December 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	2,243,458	262,358	2,505,816	1,006,335	108,930	1,115,265
Balances overdue by
≤ 15 days	52,602	4,503	57,105	17,462	1,390	18,852
15 < 30 days	25,599	3,115	28,714	7,054	676	7,730
31 < 60 days	57,930	3,768	61,698	13,521	865	14,386
61 < 90 days	31,944	3,162	35,106	7,121	647	7,768
91 < 180 days	58,143	7,875	66,018	17,637	1,078	18,715
181 < 360 days	70,994	10,823	81,817	24,345	570	24,915
	297,212	33,246	330,458	87,140	5,226	92,366

Credit portfolio, gross	2,540,670	295,604	2,836,274	1,093,475	114,156	1,207,631
6.6.2. Aging by maturity

	December 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	65,395	72,865	138,260	23,083	30,638	53,721
15 < 30 days	122,648	53,381	176,029	36,917	20,075	56,992
31 < 60 days	208,168	47,374	255,542	99,015	19,492	118,507
61 < 90 days	246,118	29,560	275,678	107,068	12,334	119,402
91 < 180 days	567,252	42,860	610,112	268,770	19,019	287,789
181 < 360 days	721,953	25,975	747,928	354,807	10,043	364,850
361 < 720 days	403,906	1,156	405,062	148,084	6	148,090
> 720 days	102,000	—	102,000	25,237	—	25,237
	2,437,440	273,171	2,710,611	1,062,981	111,607	1,174,588
Installments overdue by
≤ 15 days	13,714	2,297	16,011	2,561	514	3,075
15 < 30 days	10,513	1,705	12,218	4,170	211	4,381
31 < 60 days	14,353	2,357	16,710	4,614	512	5,126
61 < 90 days	13,716	2,180	15,896	3,865	344	4,209
91 < 180 days	30,079	5,831	35,910	9,091	706	9,797
181 < 360 days	20,855	8,063	28,918	6,193	262	6,455
	103,230	22,433	125,663	30,494	2,549	33,043

Credit portfolio, gross	2,540,670	295,604	2,836,274	1,093,475	114,156	1,207,631

Table of Contents	FORM 20-F 26FY25	F-42

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.3. Movement between stages - Gross carrying amount
Reconciliation of gross credit portfolio, segregated by stages:

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	993,719	1,538,069	(388,599)	(40,000)	140,540	10,241	—	2,253,970
Credit card	103,301	181,263	(42,634)	(1,712)	22,307	1,085	—	263,610
	1,097,020	1,719,332	(431,233)	(41,712)	162,847	11,326	—	2,517,580

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	42,471	(22,265)	(140,540)	(172,561)	388,599	7,184	—	102,888
Credit card	8,709	4,114	(22,307)	(22,723)	42,634	522	—	10,949
	51,180	(18,151)	(162,847)	(195,284)	431,233	7,706	—	113,837

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2025

Merchant portfolio	57,285	(4,749)	(10,241)	(7,184)	40,000	172,561	(63,860)	183,812
Credit card	2,146	(643)	(1,085)	(522)	1,712	22,723	(3,286)	21,045
	59,431	(5,392)	(11,326)	(7,706)	41,712	195,284	(67,146)	204,857

Consolidated 3 stages	December 31, 2024	Write-off	Acquisition / (Settlement)	December 31, 2025

Merchant portfolio	1,093,475	(63,860)	1,511,055	2,540,670
Credit card	114,156	(3,286)	184,734	295,604
	1,207,631	(67,146)	1,695,789	2,836,274

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	296,282	791,295	(125,424)	(7,276)	37,116	1,726	—	993,719
Credit card	3,131	110,119	(11,679)	(472)	1,960	242	—	103,301
	299,413	901,414	(137,103)	(7,748)	39,076	1,968	—	1,097,020

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	12,195	940	(37,116)	(59,832)	125,424	860	—	42,471
Credit card	—	703	(1,960)	(1,768)	11,679	55	—	8,709
	12,195	1,643	(39,076)	(61,600)	137,103	915	—	51,180

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	1,200	(1,111)	(1,726)	(860)	7,276	59,832	(7,326)	57,285
Credit card	—	203	(242)	(55)	472	1,768	—	2,146
	1,200	(908)	(1,968)	(915)	7,748	61,600	(7,326)	59,431

Consolidated 3 stages	December 31, 2023	Write-off	Acquisition / (Settlement)	December 31, 2024

Merchant portfolio	309,677	(7,326)	791,124	1,093,475
Credit card	3,131	—	111,025	114,156
	312,808	(7,326)	902,149	1,207,631

Table of Contents	FORM 20-F 26FY25	F-43

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.4. Movement between stages - Allowance for expected credit losses of credit portfolio

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	(68,949)	(251,172)	194,834	27,814	(28,605)	(1,292)	—	(127,370)
Credit card	(7,805)	(34,200)	22,094	1,337	(4,707)	(296)	—	(23,577)
	(76,754)	(285,372)	216,928	29,151	(33,312)	(1,588)	—	(150,947)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	(19,587)	13,055	28,605	124,000	(194,834)	(3,587)	—	(52,348)
Credit card	(3,870)	(635)	4,707	16,336	(22,094)	(272)	—	(5,828)
	(23,457)	12,420	33,312	140,336	(216,928)	(3,859)	—	(58,176)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2025

Merchant portfolio	(42,717)	(35,471)	1,292	3,587	(27,814)	(124,000)	63,860	(161,263)
Credit card	(1,584)	(3,893)	296	272	(1,337)	(16,336)	3,286	(19,296)
	(44,301)	(39,364)	1,588	3,859	(29,151)	(140,336)	67,146	(180,559)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	December 31, 2025

Merchant portfolio	(131,253)	(273,588)	63,860	(340,981)
Credit card	(13,259)	(38,728)	3,286	(48,701)
	(144,512)	(312,316)	67,146	(389,682)

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(57,576)	(55,539)	43,623	5,097	(4,389)	(165)	—	(68,949)
Credit card	(200)	(12,765)	5,156	403	(372)	(27)	—	(7,805)
	(57,776)	(68,304)	48,779	5,500	(4,761)	(192)	—	(76,754)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(3,445)	(18,465)	4,389	41,884	(43,623)	(327)	—	(19,587)
Credit card	—	(372)	372	1,311	(5,156)	(25)	—	(3,870)
	(3,445)	(18,837)	4,761	43,195	(48,779)	(352)	—	(23,457)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	(840)	(2,714)	165	327	(5,097)	(41,884)	7,326	(42,717)
Credit card	—	78	27	25	(403)	(1,311)	—	(1,584)
	(840)	(2,636)	192	352	(5,500)	(43,195)	7,326	(44,301)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	Write-off	December 31, 2024

Merchant portfolio	(61,861)	(76,718)	7,326	(131,253)
Credit card	(200)	(13,059)	—	(13,259)
	(62,061)	(89,777)	7,326	(144,512)

Table of Contents	FORM 20-F 26FY25	F-44

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.7. Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 6.8.1) must be fully collateralized by government securities, and/or deposits at BACEN through Electronic Money Correspondent Account (“CCME”).
Time deposits from retail clients (Note 6.8.1) and Time Deposits (Note 6.8.2), are subject to compulsory deposit at BACEN based on the amount of such time deposits.
As of December 31, 2025, the amount of financial assets from banking solutions was R$ 1,855,796 (December 31, 2024 - R$ 8,805,882), which of those R$ 1,110,809 (December 31, 2024 - R$ 8,805,882) are fully collateralized by CCME and R$ 744,987 (December 31, 2024 - R$ nil) by compulsory deposits.
6.8. Financial liabilities
6.8.1. Retail deposits

	December 31, 2025	December 31, 2024

Deposits from retail clients	1,543,359	8,274,868
Deposits in payment accounts	994,878	7,633,683
Deposits in accounts of record (a)	548,481	641,185
Time deposits from retail clients (b) (c)	9,547,626	429,941
	11,090,985	8,704,809

(a)This includes balances and transaction values in transit (register accounts) relating to sub-acquirer operations.
(b)Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 6.8.3.
(c)Deposit interest rates are set as % of the CDI and are applied daily or monthly from the deposit date, following a FIFO (First In, First Out) method.

Table of Contents	FORM 20-F 26FY25	F-45

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.2. Composition of financial liabilities
The table below presents the composition of financial liabilities other than Retail deposits:

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2025

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,043	1,118,724	1,120,767
Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	393,779	—	393,779
Financial bills (6.8.4.3)	CDI + 0.59% to CDI + 0.90%	Jun/24	Jun/26 up to Sep/29	2,249,562	3,171,183	5,420,745
Total debentures, financial bills and commercial papers				2,643,341	3,171,183	5,814,524
Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.15%	Jul/23	Not applicable	434,950	—	434,950
Time deposits (6.8.4.6)	100% of CDI to 110% of CDI	Jul/24	Jan/26 up to Sep/27	2,696,980	288,255	2,985,235
Total institutional deposits and marketable debt securities				5,777,314	4,578,162	10,355,476

Obligations to closed-end FIDC quota holders (6.8.4.7)	12.75%	Jan/24	Jan/31	—	2,196,269	2,196,269
Bank borrowings and working capital facilities (6.8.4.8)	CDI + 0.75% to CDI + 1.68%	Dec/24	Feb/26 up to Aug/28	2,839,354	2,021,586	4,860,940
Leases (6.8.4.9)	105.1% to 151.8% of CDI	Not applicable	Jan/26 up to Jun/33	27,091	142,289	169,380
Total other debt instruments				2,866,445	4,360,144	7,226,589

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,299	1,255,963	1,258,262
Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	23,657	999,538	1,023,195
Financial bills (6.8.4.3)	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954,374	2,954,374
Receivables backed securities (6.8.4.4)	CDI + 1.30%	Sep/23	Sep/26	2,250	99,447	101,697
Total debentures, financial bills and commercial papers				25,907	4,053,359	4,079,266
Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.40%	Jul/23	Not applicable	418,324	—	418,324
Time deposits (6.8.4.6)	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619,469	120,641	2,740,110
Total institutional deposits and marketable debt securities				3,065,999	5,429,963	8,495,962
Obligations to closed-end FIDC quota holders (6.8.4.7)	12.75%	Jan/24	Jan/31	—	1,988,645	1,988,645
Bank borrowings and working capital facilities (6.8.4.8)	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853,944	310,386	2,164,330
Leases (6.8.4.9)	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49,896	197,108	247,004
Total other debt instruments				1,903,840	2,496,139	4,399,979

(a)     “CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2025 was 14.26% (2024 – 10.83%).

Table of Contents	FORM 20-F 26FY25	F-46

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.3. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Transfer to liabilities associated with assets held for sale (Note 1.1.2)	December 31, 2025

Bonds	1,258,262	—	—	—	(52,222)	(143,124)	—	57,851	—	1,120,767
Debentures, financial bills and commercial papers (a) (d)	4,079,266	1,979,045	—	(718,472)	(263,520)	—	—	738,205	—	5,814,524
Time deposits (b)	2,740,110	4,156,427	—	(4,006,007)	(313,585)	—	—	408,290	—	2,985,235
Obligations to open-end FIDC quota holders	418,324	61,309	—	(97,829)	(3,451)	—	—	56,597	—	434,950
Institutional deposits and marketable debt securities	8,495,962	6,196,781	—	(4,822,308)	(632,778)	(143,124)	—	1,260,943	—	10,355,476

Current	3,065,999									5,777,314
Non-current	5,429,963									4,578,162

Obligations to closed-end FIDC quota holders (c)	1,988,645	18,312	—	—	(285,352)	—	187,209	287,455	—	2,196,269
Bank borrowings and working capital facilities	2,164,330	6,097,214	—	(3,247,016)	(168,084)	(192,207)	—	206,703	—	4,860,940
Leases	247,004	61,455	(34,473)	(79,689)	(19,283)	(3,548)	—	19,283	(21,369)	169,380
Other debt instruments	4,399,979	6,176,981	(34,473)	(3,326,705)	(472,719)	(195,755)	187,209	513,441	(21,369)	7,226,589

Current	1,903,840									2,866,445
Non-current	2,496,139									4,360,144

(a)On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by BACEN to start operations earlier in 2024. The certificates are held by multiple counterparties and maturities up to September 2027. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.
(c)This note covers the closed-end FIDC ACR I.
(d)During the third quarter of 2025, the Company continued to execute its liability management strategy aimed at optimizing its capital structure and reducing funding costs. As part of these initiatives, the Company fully prepaid its outstanding Receivables backed securities (“CRI”) and completed a tender offer in which approximately 62% of the outstanding debentures issued by MNLT were repurchased.

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2024

Bonds	2,402,698	—	—	(1,610,349)	(141,298)	520,419	—	86,792	1,258,262
Debentures, financial bills and commercial papers	1,116,252	2,884,768	—	—	(172,598)	—	—	250,844	4,079,266
Time deposits	—	3,564,387	—	(889,077)	(22,876)	—	—	87,676	2,740,110
Obligations to open-end FIDC quota holders	452,128	136,782	—	(214,148)	(12,229)	—	—	55,791	418,324
Institutional deposits and marketable debt securities	3,971,078	6,585,937	—	(2,713,574)	(349,001)	520,419	—	481,103	8,495,962

Current	475,319								3,065,999
Non-current	3,495,759								5,429,963

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	(50,000)	(149,468)	—	(437,347)	246,373	1,988,645
Bank borrowings and working capital facilities	1,321,348	3,671,737	—	(2,999,824)	(124,490)	157,832	—	137,727	2,164,330
Leases	173,683	140,784	(4,623)	(68,971)	(14,292)	6,132	—	14,291	247,004
Other debt instruments	1,548,134	6,138,505	(4,623)	(3,118,795)	(288,250)	163,964	(437,347)	398,391	4,399,979

Current	1,404,678								1,903,840
Non-current	143,456								2,496,139

Table of Contents	FORM 20-F 26FY25	F-47

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.4. Description of financial liabilities
In the ordinary course of the business, the Group funds its operations through a mix of own cash, debt, institutional and client deposits, and sale of receivables to third parties.
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
6.8.4.2. Debentures
On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three- year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone IP and by the Company being the first corporate issuance by the Group in the Brazilian capital markets. During the third quarter of 2025 the Company completed a tender offer through which approximately 60% of the outstanding debentures were repurchased.
6.8.4.3.    Financial bills
The Group issued financial bills through public offerings and private placements, with multiple counterparties and maturities. The principal and the interest are mainly paid at the date of maturity.
6.8.4.4. Receivables backed securities
On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three-year note bearing interest at CDI + 1.30% p.a. The CRI security was backed by commercial notes issued by Stone IP as well as STNE Par. This was the first funding structure of the Group to access retail and with institutional investors. During the third quarter of 2025 the Company fully prepaid its outstanding CRI.
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

Table of Contents	FORM 20-F 26FY25	F-48

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.4.7. Obligations to closed-end FIDC quota holders
FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle (“SPV”) funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The SPV entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. StoneCo acts as a guarantor for derivative instruments (hedges) entered into by the SPV. Under the terms of the ISDA Master Agreements, StoneCo guarantees SPV’s obligations to financial institutions in the event of certain defined default events of the SPV.
FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.
6.8.4.8. Bank borrowings
The Group issues bilateral unsecured term loans, with multiple counterparties and maturities. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.
6.8.4.9. Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
6.8.4.10. Obligations to FIDC TAPSO quota holders
In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of FIDC TAPSO senior shares.
In July 2024, there was a full redemption of FIDC TAPSO senior quotas.

Table of Contents	FORM 20-F 26FY25	F-49

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.9. Derivative financial instruments
The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following a counterparty policy, and internal committees monitor and control the counterparty risk associated with those transactions.

	December 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,772,711	10,524	(73,953)	(63,429)
Fair value hedge
Interest rate swap	4,539,558	2,083	(139,577)	(137,494)
Cross-currency interest rate swap	3,868,296	—	(6,622)	(6,622)
Economic hedge
Non-Deliverable Forward ("NDF")	422,085	50,717	(49,954)	763
Interest rate swap	14,912,100	4,574	(931)	3,643
M&A derivatives
Call options	—	2,120	—	2,120
Total	26,514,750	70,018	(271,037)	(201,019)

Current				(36,317)
Non-current				(164,702)

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	—	2,613	—	2,613
Total	14,856,668	260,188	(291,770)	(31,582)

Current				146,221
Non-current				(177,803)
6.9.1. Hedge accounting
6.9.1.1. Cash flow hedge
The Group uses cash flow hedge strategies to mitigate exposure to variability in cash flows arising from interest rates and foreign currency risk. These hedges are applied to foreign exchange risk on recognized assets and liabilities and highly probable forecast transactions.
Further disclosures on the accounting treatment for cash flow hedges are provided in Note 6.1.5.1.

Table of Contents	FORM 20-F 26FY25	F-50

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.1.2. Fair value hedge
The Group uses fair value hedge strategies to mitigate exposure to changes in the fair value of recognized loans and credit operation arising from interest rate risk. These strategies are implemented using Interest Rate Swaps (IRS) and Cross-Currency Interest Rate Swaps (CCIRS) to modify the interest rate profile of the portfolios, effectively converting fixed-rate instruments to floating-rates, or vice-versa, to align with the Group’s risk management strategy obligations.
Further disclosures on the accounting treatment for fair value hedges are provided in Note 6.1.5.2.
6.9.2. Economic hedge
Included in this classification are any derivatives entered into by the Group in order to economically hedge its exposures for risk management purposes that are not formally designated for hedge accounting.
6.9.3 Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values of derivative financial instruments used for hedging purposes:

	December 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total

Notional
Cross-currency interest rate swap	288,940	2,496,356	3,855,711	6,641,007
Interest rate swap	9,438,800	6,472,000	3,540,858	19,451,658
NDF	422,085	—	—	422,085
Total	10,149,825	8,968,356	7,396,569	26,514,750

Asset (fair value)
Cross-currency interest rate swap	—	—	10,524	10,524
Interest rate swap	1,529	4,188	940	6,657
NDF	50,717	—	—	50,717
Liability (fair value)
Cross-currency interest rate swap	(38,102)	(5,039)	(37,434)	(80,575)
Interest rate swap	(1,186)	(590)	(138,732)	(140,508)
NDF	(49,954)	—	—	(49,954)
Net	(36,996)	(1,441)	(164,702)	(203,139)

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total

Notional
Cross-currency interest rate swap	—	1,510,788	2,483,771	3,994,559
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
NDF	15,359	—	—	15,359
Total	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
Cross-currency interest rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
NDF	1,784	—	—	1,784
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
Net	243	143,365	(177,803)	(34,195)

Table of Contents	FORM 20-F 26FY25	F-51

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group is also exposed to merchant credit risk, which is the possibility of financial loss if the merchant lacks sufficient funds to cover chargebacks, ultimately shifting the liability for the loss to the acquirer.
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
Merchant portfolio credit rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.
6.10.2. Market risk
Market risk is the risk of financial loss resulting from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.

Table of Contents	FORM 20-F 26FY25	F-52

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
In the ordinary course of business, the Group executes financial transactions that are subject to market variables and, therefore, exposed to market risk.
Market risk comprises mainly: foreign exchange, interest rate risk and equity price risk.
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
6.10.2.2. Foreign currency risk
The Group has assets and liabilities in foreign currencies. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and other currencies. Operations include cash and short-term investments in multiple countries and total payment volume (“TPV”) processed in foreign exchange. Significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The total foreign currency results on the year ended December 31, 2025 was loss of R$ 13,138 (2024 - gain of R$ 19,381).
The Group uses derivatives elected for cash flow or fair value hedge accounting, to hedge the risk of foreign exchange fluctuation of debt in foreign currencies. All critical terms of the hedged item are matched with the hedging instrument.
The Group’s residual exposure to foreign currency changes for all other currencies considering the hedge instruments entered into is not material.
6.10.2.3. Risk Assessment: Value-at-Risk and Scenario Analysis
The Group manages and monitors its primary market risk factors - Interest Rate Risk and Exchange Rate Risk - using Value-at-Risk ("VaR”) and/or Stress Testing methodologies.
The Group employs these methodologies to quantify how market variables would potentially impact the Group’s financial statements.

Risk Factor	Asset/ Liability	Risk Measure	Horizon	Value
Interest rates	Accounts receivables from card issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	VaR	1 day	R$509
		Historical Stress Test(a)	1 day	R$ 5,576
Foreign currency exchange	USD denominated asset/liabilities/derivatives	Historical Stress Test(b)	2 days	R$60

For comparison purposes:
(a) The interest rate risk stress test on December 31, 2024 was R$2,906
(b) The foreign currency exchange risk stress test amounted to R$288 as of December 31, 2024. Although VaR is no longer utilized for foreign currency risk management as of December 31, 2025, the figure for comparison purposes would be R$34.    .
6.10.2.4 Equity price risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2025, R$ 24,586 (2024 R$ 32,629) in equity securities (Note 6.3).

Table of Contents	FORM 20-F 26FY25	F-53

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.10.3. Liquidity risk
Cash flow forecasting is performed for the operating entities of the Group and then aggregated. Rolling forecasts of liquidity requirements are monitored to ensure the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal target liquidity and leverage ratios targets and, if applicable, external regulatory or legal requirements. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit businesses. Although the prepayment and credit activities are not an obligation for the Group they constitute a significant component of its revenues.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2025, the Group held short-term investments of R$ 1,119,136 (2024 - R$ 517,874) that are expected to be readily convertible into cash for managing liquidity.
The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

December 31, 2025
Retail deposits	11,090,985	—	—	—
Accounts payable to clients	18,081,964	72,383	—	—
Trade accounts payable	848,341	—	—	—
Institutional deposits and marketable debt securities	5,777,808	3,793,314	1,151,674	—
Other debt instruments	3,022,579	3,460,090	1,231,999	2,558,497
Other liabilities	215,497	264,293	—	—
	39,037,174	7,590,080	2,383,673	2,558,497

December 31, 2024
Retail deposits	8,704,809	—	—	—
Accounts payable to clients	17,756,720	50,674	—	—
Trade accounts payable	672,184	—	—	—
Institutional deposits and marketable debt securities	3,068,186	4,680,530	1,366,089	—
Other debt instruments	1,939,982	626,789	954,211	2,774,095
Other liabilities	281,073	236,822	—	—
	32,422,954	5,594,815	2,320,300	2,774,095
6.11. Fraud risk
The Group's exposure to fraud risk is the risk that misuse, or wrongful or criminal deception will lead to financial loss for one of the parties involved on acquiring, banking and credit transactions that the Group is required to cover. These fraud transactions include unauthorized use of lost or stolen cards, fraudulent applications, fraudulent cash-outs, counterfeit or altered cards, and the fraudulent use of a cardholder's card number for card-not-present transactions.
The Acquirer (the Group) has significant exposure due to scheme rules. The Group, as the Acquirer, is primarily and often jointly liable to the card schemes for financial losses resulting from disputes (Chargebacks), regardless of the merchant's fault or final liability.

Table of Contents	FORM 20-F 26FY25	F-54

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Consequently, the Group is frequently required to cover fraudulent transactions and commercial disputes (Chargebacks) due to:
•Acquirer liability to card schemes: The Acquirer is the initial guarantor for all Chargebacks, particularly for card-not-present (CNP) fraud and commercial disputes in card-present and not-present. The Group bears the responsibility to recover these funds from the merchant.
•Scheme penalties: The Group is also exposed to card scheme fines and penalties for elevated fraud rates in its merchant portfolio, including presentment fraud.
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
6.12. Financial instruments by category
6.12.1. Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

December 31, 2025
Short and Long-term investments	—	1,143,722		1,143,722
Financial assets from banking solutions	1,855,796	—	—	1,855,796
Accounts receivable from card issuers	—	—	41,421,964	41,421,964
Trade accounts receivable	244,375	—	—	244,375
Credit portfolio(a)	2,446,816	—	—	2,446,816
Derivative financial instruments(b)	—	70,018	—	70,018
Other assets	139,128	—	—	139,128
	4,686,115	1,213,740	41,421,964	47,321,819

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio(a)	1,063,119	—	—	1,063,119
Derivative financial instruments(b)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	109,881	—	—	109,881
	10,405,090	810,691	29,338,573	40,554,354

(a)As of December 31,2025, a portion of the credit portfolio totaling R$ 1,413,600 (December 31, 2024 R$ 511,800) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk
(b)Derivative financial instruments as of December 31, 2025 of R$ 63,429 (2024 – R$ R$ 214,169) were designated as cash flow hedge accounting. Therefore, the effective portion of the hedge is accounted in OCI.

Table of Contents	FORM 20-F 26FY25	F-55

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.2. Financial liabilities by category

	Amortized cost	FVPL	Total

December 31, 2025
Retail deposits	11,090,985	—	11,090,985
Accounts payable to clients	18,154,347	—	18,154,347
Trade accounts payable	848,341	—	848,341
Institutional deposits and marketable debt securities	10,355,476	—	10,355,476
Other debt instruments	479,898	6,746,691	7,226,589
Derivative financial instruments (a)	—	271,037	271,037
Other liabilities	249,052	230,738	479,790
	41,178,099	7,248,466	48,426,565

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962		8,495,962
Other debt instruments	2,411,334	1,988,645	4,399,979
Derivative financial instruments(a)	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

(a) Derivative financial instruments as of December 31, 2025 of R$ 73,953 (December 31, 2024 – R$ nil) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.
6.13. Fair value measurement
6.13.1. Assets and liabilities by fair value hierarchy
The following table presents an analysis of financial instruments measured at fair value by fair value hierarchy level:

	December 31, 2025		December 31, 2024
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments (a) (b)	1,143,722	I /II	550,503	I /II
Accounts receivable from card issuers (c)	41,421,964	II	29,338,573	II
Derivative financial instruments (d)	70,018	II	260,188	II
	42,635,704		30,149,264

Liabilities measured at fair value
Other debt instruments (e)	6,746,691	II	1,988,645	II
Derivative financial instruments (d)	271,037	II	291,770	II
Other liabilities (f) (g)	230,738	III	201,195	III
	7,248,466		2,481,610

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
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and the market value of senior quota liabilities.
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
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 170,299 was recorded in the consolidated statement of financial position as of December 31, 2025 (2024 - R$ 151,606).

Table of Contents	FORM 20-F 26FY25	F-56

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
As of December 31, 2025 and 2024, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
6.13.2. Fair value of financial instruments not measured at fair value
The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

	December 31, 2025		December 31, 2024
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	2,446,816	2,439,204	1,063,119	1,063,362
	2,446,816	2,439,204	1,063,119	1,063,362
Financial liabilities
Accounts payable to clients	18,154,348	16,774,075	17,807,394	16,857,591
Institutional deposits and marketable debt securities	10,355,476	10,098,587	8,495,963	8,380,224
Other debt instruments	311,916	306,875	168,118	167,778
	28,821,740	27,179,537	26,471,475	25,405,593
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
The adjusted net cash as of December 31, 2025 and 2024 was as follows:

	December 31, 2025 Continuing Operations	December 31, 2024 Consolidated Operations

Cash and cash equivalents	4,821,703	5,227,654
Short-term investments	1,119,136	517,874
Financial assets from banking solutions	1,855,796	8,805,882
Accounts receivable from card issuers	41,421,964	29,348,065
Derivative financial instruments (a)	67,898	257,575
Adjusted cash	49,286,497	44,157,050

Retail deposits	(11,090,985)	(8,704,809)
Accounts payable to clients	(18,154,348)	(17,807,394)
Institutional deposits and marketable debt securities	(10,355,476)	(8,495,962)
Other debt instruments (b)	(7,057,208)	(4,152,975)
Derivative financial instruments	(271,037)	(291,770)
Adjusted debt	(46,929,054)	(39,452,910)

Adjusted net cash	2,357,443	4,704,140

(a)Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars, and excludes the effects of call options.
(b)Other debt instruments exclude the effects of leases liabilities recognized under IFRS 16.

Table of Contents	FORM 20-F 26FY25	F-57

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.
The Group has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer who is ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.
7.    OTHER ASSETS

	December 31, 2025	December 31, 2024

Financial assets
Security deposits	3,350	14,032
Receivables from the sale of associates and subsidiaries (a)	76,398	55,469
Suppliers advances	49,394	27,167
Other financial assets	9,986	13,213
	139,128	109,881
Non-financial assets
Prepaid expenses (b)	132,039	134,210
Customer deferred acquisition costs	200,179	227,799
Salary advances	11,969	12,073
Judicial deposits	16,652	13,317
Convertible loans	28,636	12,048
Other non-financial assets	10,586	20,086
	400,061	419,533
	539,189	529,414

Current	372,634	370,255
Non-current	166,555	159,159

(a)Refers to receivables from the sale of the equity interest in Simplesvet and Pinpag.
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed for the statement of profit or loss are consumed by the Group. As of December 31, 2025, the balance was mainly composed of: Software licenses: R$ 113,167 (December 31, 2024 - R$ 110,116), Media expenses: R$ 7,490 (December 31, 2024 - R$ 1,524) and other prepaid expenses: R$ 11,382 (December 31, 2024 – R$ 22,569.)
8.    RECOVERABLE TAXES

	December 31, 2025	December 31, 2024

Withholding income tax on finance income	544,298	335,762
Income tax and social contribution	143,472	19,430
Others withholding income tax	1,658	4,138
Contributions over revenue	—	2,936
Other taxes	857	10,166
	690,285	372,432

Table of Contents	FORM 20-F 26FY25	F-58

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
Complementary Law No. 224/2025, enacted on December 26, 2025, provides for an increase in the Social Contribution on Net Income (CSLL) rates applicable to certain financial institutions. Under this law, the CSLL rate applicable to payment institutions (IP) and direct credit companies (SCD) will increase from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For credit, finance, and investment companies (SCFI), the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028.
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

Table of Contents	FORM 20-F 26FY25	F-59

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
As a result of the enactment of Complementary Law No. 224/2025, the balances of deferred tax assets and deferred tax liabilities include the effects of the increase in CSLL rates on temporary differences expected to be realized or settled after the effective dates of the new rates. As of December 31, 2025, such effects amounted to R$76,867, of which R$50,897 was recognized in profit or loss for the period and R$25,971 in other comprehensive income.
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
9.3. Reconciliation of income tax expense

	2025	2024 (Recasted)	2023 (Recasted)

Profit before income taxes from continuing operations	2,789,818	2,485,560	1,909,613
Brazilian statutory rate	34%	34%	34%
Tax expense at the statutory rate	(948,538)	(845,090)	(649,268)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	322,802	313,343	227,842
Research and development tax benefits ("Lei do Bem") (a)	132,478	44,815	54,195
Change in deferred taxes as result of increase in CSSL rates (b)	50,897	—	—
Interest payments on net equity (c)	33,660	25,294	—
Tax effect of goodwill adjustment	8,777	—	—
Other tax incentives	8,686	13,232	8,121
Recognition of deferred income tax unrecognized in previous periods	8,077	18,779	23,057
Profit from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	—	10,395
Use of previously unrecognized tax losses	—	—	752
Equity pickup on associates	(835)	136	(1,421)
Unrecognized deferred income tax	(17,461)	(34,691)	(15,779)
Other permanent differences	(11,302)	(758)	(12,887)
Total tax expense	(412,759)	(464,940)	(354,993)
Effective tax rate	15%	19%	19%

Current income tax and social contribution	(566,138)	(485,025)	(323,421)
Deferred income tax and social contribution	153,379	20,085	(31,572)
Total tax expense	(412,759)	(464,940)	(354,993)

(a)Out of the R$132,478, R$39,369 relates to balances from 2024 utilized in 2025 during the final analysis for filing of the annual tax return (ECF), and the remaining amount relates to 2025.
(b)Impact from increase in the Social Contribution on Net Income (CSLL) rates applicable to certain financial institutions, as above described in Section 9.1.1.
(c)Interest on net equity is a shareholder remuneration mechanism calculated by the application of the long-term interest rate on the entity’s adjusted net equity, which is deductible for corporate income tax purposes, if certain requirements are met.

Table of Contents	FORM 20-F 26FY25	F-60

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
9.4. Deferred income taxes by nature

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill (Note 23.3.1.1)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Assets at FVOCI	219,817	195,651	—	—	—	415,468
Losses available for offsetting against future taxable income	302,921	—	10,661	—	(69,545)	244,037
Other temporary differences	384,941	(16,062)	118,880	—	(51,016)	436,743
Share-based compensation	160,248	—	25,169	—	—	185,417
Tax deductible goodwill	5,010	—	(5,010)	—	—	—
Contingencies arising from business combinations	40,192	—	(1,540)	—	(38,652)	—
Technological innovation benefit	(4,128)	—	1,323	—	—	(2,805)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	30,500	(3,225)	590,412	(21,041)
Temporary differences under FIDC	(279,305)	—	(31,500)	—	—	(310,805)
Deferred tax, net	190,968	179,589	148,483	(3,225)	431,199	947,014

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2024

Assets at FVOCI	179,944	39,873	—	—	219,817
Losses available for offsetting against future taxable income	343,313	—	(40,392)	—	302,921
Other temporary differences	302,551	—	82,390	—	384,941
Tax deductible goodwill	42,625	—	(37,615)	—	5,010
Share-based compensation	123,211	—	37,037	—	160,248
Contingencies arising from business combinations	36,320	—	3,872	—	40,192
Technological innovation benefit	(9,038)	—	4,910	—	(4,128)
Temporary differences under FIDC	(224,733)	—	(54,572)	—	(279,305)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	42,868	(5,381)	(638,728)
Deferred tax, net	117,978	39,873	38,498	(5,381)	190,968
9.5. Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$1,431,023 as of December 31, 2025 (2024 – R$ 147,735) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.
The increase in unrecognized deferred tax assets in the period corresponds to the goodwill arising from the investment in Linx that became tax deductible in the fourth quarter of 2025.

Table of Contents	FORM 20-F 26FY25	F-61

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of these assets was necessary for the year ended December 31, 2025.
The estimated useful lives for the Property and equipment are substantially as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 5
Facilities	5 – 10
Furniture and fixtures	10
Machinery and equipment	2 – 5
Vehicles and airplanes	5 – 10

Table of Contents	FORM 20-F 26FY25	F-62

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
10.3. Changes in Property and equipment

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 23.3)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Cost
Pin Pads & POS	2,933,852	636,547	(131,679)	—	—	—	—	(3,009)	3,435,711
IT equipment	300,786	34,925	(3,839)	375	(74)	(223)	191	(112,990)	219,151
Facilities	103,227	6,626	(29,393)	50	2	(2)	73	(42,919)	37,664
Machinery and equipment	23,452	3,994	(5,739)	(168)	8	(83)	3	(5,433)	16,034
Furniture and fixtures	26,378	2,666	(3,620)	814	12	(33)	231	(4,803)	21,645
Vehicles and airplane	27,479	189	(26,793)	—	(183)	99	—	(86)	705
Construction in progress	29,687	13,537	(5)	(1,071)	—	1,127	2	—	43,277
Right-of-use assets - Equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - Vehicles	21,073	21,265	(2,912)	—	—	77	—	—	39,503
Right-of-use assets - Offices	243,423	40,189	(51,379)	—	—	(691)	—	(60,450)	171,092
	3,714,040	759,938	(255,416)	—	(235)	271	500	(229,690)	3,989,408
Accumulated depreciation
Pin Pads & POS	(1,510,032)	(611,133)	117,018	—	—	—	—	3,009	(2,001,138)
IT equipment	(199,531)	(42,833)	2,667	(20)	38	(124)	(154)	84,342	(155,615)
Facilities	(43,638)	(15,395)	22,074	—	2	(2)	(37)	29,292	(7,704)
Machinery and equipment	(20,702)	(6,357)	5,101	20	38	1,922	(2)	4,629	(15,351)
Furniture and fixtures	(9,171)	(2,551)	2,688	—	12	195	(102)	2,721	(6,208)
Vehicles and airplane	(8,540)	(1,357)	9,409	—	—	(20)	—	86	(422)
Right-of-use assets - Equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - Vehicles	(9,757)	(12,957)	2,443	—	—	—	—	—	(20,271)
Right-of-use assets - Offices	(77,666)	(40,337)	22,918	—	—	241	—	38,602	(56,242)
	(1,880,043)	(732,922)	184,375	—	90	2,212	(295)	162,681	(2,263,902)

Property and equipment, net	1,833,997	27,016	(71,041)	—	(145)	2,483	205	(67,009)	1,725,506

Table of Contents	FORM 20-F 26FY25	F-63

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination	December 31, 2024

Cost
Pin Pads & POS	2,359,314	682,308	(107,770)	—	—	—	2,933,852
IT equipment	295,330	34,252	(32,050)	2,782	49	423	300,786
Facilities	77,594	6,583	(559)	19,609	—	—	103,227
Machinery and equipment	23,950	3,863	(4,935)	575	(1)	—	23,452
Furniture and fixtures	22,684	930	(268)	3,006	11	15	26,378
Vehicles and airplane	27,175	346	(47)	—	5	—	27,479
Construction in progress	30,962	28,265	(3,568)	(25,972)	—	—	29,687
Right-of-use assets - Equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - Vehicles	31,976	18,368	(29,271)	—	—	—	21,073
Right-of-use assets - Offices	179,154	89,022	(24,870)	—	117	—	243,423
	3,053,019	863,937	(203,535)	—	181	438	3,714,040
Accumulated depreciation
Pin Pads & POS	(1,065,406)	(535,996)	91,370	—	—	—	(1,510,032)
IT equipment	(172,517)	(55,960)	29,150	—	(204)	—	(199,531)
Facilities	(30,507)	(14,313)	544	—	638	—	(43,638)
Machinery and equipment	(20,039)	(6,890)	4,814	—	1,413	—	(20,702)
Furniture and fixtures	(6,798)	(2,390)	51	—	(34)	—	(9,171)
Vehicles and airplane	(5,468)	(3,092)	35	—	(15)	—	(8,540)
Right-of-use assets - Equipment	(1,150)	(53)	197	—	—	—	(1,006)
Right-of-use assets - Vehicles	(23,302)	(14,839)	28,384	—	—	—	(9,757)
Right-of-use assets - Offices	(65,935)	(34,879)	23,117	—	31	—	(77,666)
	(1,391,122)	(668,412)	177,662	—	1,829	—	(1,880,043)

Property and equipment, net	1,661,897	195,525	(25,873)	—	2,010	438	1,833,997
10.4. Depreciation and amortization charges
Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Cost of services	770,204	655,272	571,066
General and administrative expenses	104,966	86,317	102,449
Selling expenses	37,231	33,889	41,995
Depreciation and amortization from continued operations	912,401	775,478	715,510
Depreciation and amortization from discontinued operations	90,439	173,916	162,671
Depreciation and amortization charges	1,002,840	949,394	878,181

Depreciation charge	732,922	668,412	585,311
Amortization charge	269,918	280,982	292,870
Depreciation and amortization charges	1,002,840	949,394	878,181
10.5. Impairment test
As of December 31, 2025, 2024 and 2023, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).

Table of Contents	FORM 20-F 26FY25	F-64

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
11.1.2. Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2025 and 2024 the Group holds trademarks, patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite lives, the impairment test is annually mandatory.
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

Table of Contents	FORM 20-F 26FY25	F-65

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2025.
The useful lives for the intangible assets with definite lives are presented below:

Estimated useful lives (years)

Software	3 – 5
Customer relationship	2 – 3
Trademarks and patents	7 – 20
Non-compete agreement	5
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

Table of Contents	FORM 20-F 26FY25	F-66

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
11.3. Changes in Intangible assets

	December 31, 2024	Additions	Disposals(a)	Software business goodwill impairment loss (b)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 23.3)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	(13,009)	(157,991)	—	—	(1,128)	5,464	(1,240,071)	671,380
Customer relationship	1,795,256	4,847	(12,638)	—	(5,343)	—	—	5,321	(1,612,416)	175,027
Trademarks and patents	541,237	8	(1)	—	—	—	—	—	(221,437)	319,807
Software	1,419,762	164,703	(125,271)	—	399,886	118	(150)	6,498	(720,852)	1,144,694
Non-compete agreement	26,024	—	(1,659)	—	—	—	—	—	(24,365)	—
Software in progress	505,014	312,159	(3,240)	—	(394,543)	—	—	—	(17,171)	402,219
Service and operating rigths	—	16,418	—	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(17,430)	—	—	—	—	—	—	65,400
	6,448,237	498,136	(173,248)	(157,991)	—	118	(1,278)	17,283	(3,836,312)	2,794,945
Accumulated amortization
Customer relationship	(403,324)	(39,555)	11,059	—	6,539	—	(2,354)	—	284,511	(143,124)
Trademarks and patents	(26,270)	(9,400)	782	—	—	—	(776)	—	3,521	(32,143)
Software	(510,936)	(195,299)	81,097	—	(6,539)	—	(926)	—	38,831	(593,772)
Non-compete agreement	(17,706)	(2,436)	1,647	—	—	—	—	—	18,495	—
Right-of-use assets - Software	(31,899)	(23,228)	15,992	—	—	—	675	—	(511)	(38,971)
	(990,135)	(269,918)	110,577	—	—	—	(3,381)	—	344,847	(808,010)

Intangible assets net	5,458,102	228,218	(62,671)	(157,991)	—	118	(4,659)	17,283	(3,491,465)	1,986,935

(a)Includes impairment losses of Software and Software in progress in the amount of R$ 33,804 for cost and R$ 30,891 for accumulated amortization.

Table of Contents	FORM 20-F 26FY25	F-67

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023	Additions	Disposals (a)	Software business goodwill impaiment	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	December 31, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,536)	(3,558,049)	—	—	10	45,787	2,078,115
Customer relationship	1,793,696	4,290	(8,054)	—	—	—	—	5,324	1,795,256
Trademarks and patents	550,999	2,067	(11,829)	—	—	—	—	—	541,237
Software	1,334,698	165,040	(172,031)	—	79,483	—	2,070	10,502	1,419,762
Non-compete agreement	26,024	—	—	—	—	—	—	—	26,024
Operating license	5,674	—	(5,674)	—	—	—	—	—	—
Software in progress	274,608	326,779	(17,230)	—	(79,143)	—	—	—	505,014
Right-of-use assets - Software	50,558	33,394	(1,121)	—	—	—	(2)	—	82,829
	9,671,160	531,570	(260,475)	(3,558,049)	340	—	2,078	61,613	6,448,237
Accumulated amortization
Customer relationship	(343,981)	(60,333)	990	—	—	—	—	—	(403,324)
Trademarks and patents	(20,219)	(9,401)	3,350	—	—	—	—	—	(26,270)
Software	(474,163)	(190,718)	154,787	—	(340)	(413)	(89)	—	(510,936)
Non-compete agreement	(12,834)	(4,872)	—	—	—	—	—	—	(17,706)
Operating license	(5,673)	—	5,673	—	—	—	—	—	—
Right-of-use assets - Software	(19,371)	(15,658)	3,130	—	—	—	—	—	(31,899)
	(876,241)	(280,982)	167,930	—	(340)	(413)	(89)	—	(990,135)

Intangible assets, net	8,794,919	250,588	(92,545)	(3,558,049)	—	(413)	1,989	61,613	5,458,102

(a)Includes impairment losses of Software and Software in progress in the amount of R$ 138,337 for cost and R$ 136,433 for accumulated amortization.
11.4. Impairment test
The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2024, the Group identified three CGUs. In 2025, following the classification of the Software businesses as assets held for sale (Note 1.1.2.), these businesses were treated as a separate unit, resulting in a total of four CGUs. Goodwill is allocated to three of these CGUs. The table below presents the goodwill and the indefinite useful-life intangible assets allocated to each CGU:

		October 31, 2025		October 31, 2024 (Recasted)
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them.	443,764	14,513	443,764	14,516
CGU 2 – Software	This CGU includes technological solutions offered to the Group's customers.	227,238	27,258	218,766	27,255
CGU 3 –TAG	Due to the specific service related to financial assets registration provided by this enterprise and its independence of the other Group’s CGUs, the Group considers TAG as a separate CGU.	—	—	—	—
CGU 4 – Assets classified as held for sale(a)	This CGU includes assets classified as held for sale.	1,398,026	217,916	1,411,735	217,916

(a)After recognition of impairment loss. Comprises the assets subject to impairment testing related to Software business sale as Note 1.1..

Table of Contents	FORM 20-F 26FY25	F-68

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The recoverable amount of the Group’s CGUs as of October 31, 2025 and as of October 31, 2024 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2025 and 2024.
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
•Considered a pre-tax discount rate applied to discount future cash flows of 11.20% (2024 – between 11.12% and 11.83%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.
•Considered a perpetuity growth rate of 5.00% (2024 – 5.00%), based on long-term local inflation and real growth.
11.4.1.Result of annual impairment test as of October 31, 2024
As a result of the Group’s annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558,049 was recognized for CGU 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. Although originally associated with CGU 2 – Software, this loss relates specifically to the portion of assets and goodwill reclassified to ‘Assets held for sale’ (presented as CGU 4), following the decision to sell these operations. For CGU 1 and CGU 3, management did not identify an impairment.
The impairment was charged to goodwill of CGU 2 – Software against profit and loss of discontinued operations (Software business goodwill impairment loss). The recoverable amount of CGU 2 on October 31, 2024 was estimated at R$ 4,402,426. After 3 years of the acquisition of Linx, the main asset of CGU 2, and as part of a strategic review performed during the fourth quarter of 2024, the Group revisited the strategy for the Software segment, as well as the achievable potential synergies of that segment with the Financial Services segment. As result of the strategic review, the Group reduced the estimates of both expected revenue growth and of synergies of CGU 2 which resulted in an impairment loss.
The impairment loss was reclassified to loss from discontinued operations for the year ended December 31, 2024.
11.4.2.Result of annual impairment test as of October 31, 2025
As of October 31, 2025, there were no indicators of impairment of finite-life intangible assets for CGU 1, 2 and 3. For CGU 4, management performed an analysis in accordance with the requirements of IFRS 5, considering the fair value less cost to sell of assets specifically related to the Software Business sale. As a result of the analysis, a reduction of the recoverable amount of R$157,991 was identified and recognized as part of discontinued operations as of December 31, 2025.
For CGU 1, 2 and 3, management did not identify an impairment. The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (ii) an increase of 100 basis points in the pre-tax discount rate; and (iii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis did not indicate an impairment loss on the CGUs carrying amounts.

Table of Contents	FORM 20-F 26FY25	F-69

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
12.    TAXES PAYABLE

	December 31, 2025	December 31, 2024

Income tax (IRPJ and CSLL) (a)	736,479	385,819
Contributions over revenue (PIS and COFINS) (b)	71,726	95,026
Withholding income tax	66,074	45,896
Taxes on services (ISS) (b)	11,067	14,802
Withholding taxes from services taken	5,749	5,230
Social security levied on gross revenue (INSS)	3,437	3,927
Other taxes and contributions	4,738	9,550
	899,270	560,250

(a)Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2025, the amount of R$ 746,646 (R$ 365,629 on December 31, 2024) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against taxes payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).
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
The following transactions were carried out with related parties:

	2025	2024	2023

Sales of services
Associates (legal and administrative services) (a)	23	11	153
Entity controlled by management personnel (b)	—	—	6
	23	11	159
Purchases of goods and services
Associates (transaction services) (b)	(2,348)	(2,642)	(3,207)
	(2,348)	(2,642)	(3,207)

(a)Related to services provided to APP in 2025 and 2024, RH Software and Delivery Much in 2025, as well as Trinks in 2024.
(b)Mainly related to expenses paid to APP, Tablet Cloud, and RH Software in 2025 and 2024, Gyramais in 2025, as well as to Trinks and Neomode in 2024, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2025, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Retail deposits is R$ 58 (2024 – R$ 108).

Table of Contents	FORM 20-F 26FY25	F-70

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
13.1. Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31, 2025	December 31, 2024

Loans to associate	—	613
Receivables from related parties	—	613
As of December 31, 2025, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
13.2. Key management personnel compensation
Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2025, 2024 and 2023, compensation expense was as follows:

	2025	2024	2023

Short-term benefits	54,266	70,790	64,904
Share-based payments (Note 20.4)	61,787	66,523	86,215
	116,053	137,313	151,119
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
The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.

Table of Contents	FORM 20-F 26FY25	F-71

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
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
14.3. Probable losses, provided for in the statement of financial position
The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the changes of the liabilities during 2025 and 2024 are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	58,954	72,982	2	131,938
Reversals	(23,939)	(31,106)	(15,667)	(70,712)
Interest	4,770	7,656	13,827	26,253
Payments	(31,185)	(17,745)	(10,009)	(58,939)
Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	111,687	100,120	22,458	234,265
Reversals	(24,506)	(34,487)	(2,462)	(61,455)
Interest	8,114	8,362	24,466	40,942
Payments	(102,481)	(37,471)	(25)	(139,977)
Transfer to liabilities associated with assets held for sale (Note 1.1.2)	—	—	(96,267)	(96,267)
Balance as of December 31, 2025	37,276	108,016	69,622	214,914
14.3.1. Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 21,036 as of December 31, 2025 (2024 - R$ 24,486) and (ii) banking, totaling R$ 12,954 as of December 31, 2025 (2024 - R$ 16,027).
The Group is also involved in a securities class action related to its former credit product. The Group and the lead plaintiff agreed to a settlement of R$ 145,294, of which R$ 96,618 was covered by insurers. The full amount has been deposited into the court escrow account and recognized in the statement of profit or loss under other income (expenses), net (Note 18). The settlement was approved by the court on February 27th.
Certain investors have filed an opt-out action in the southern district of New York. The Group has moved to dismiss the opt-out action for, among other reasons, attempting to revive claims that were dismissed in the class action.

Table of Contents	FORM 20-F 26FY25	F-72

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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

	December 31, 2025	December 31, 2024

Civil	58,457	64,104
Labor	10,139	2,227
Tax	320,678	95,882
Total	389,274	162,213
14.4.1. Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 8,801 as of December 31, 2025 (2024 - R$ 22,099); and (ii) software, amounting to R$ 35,240 as of December 31, 2025 (2024 - R$ 29,076).
For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 27,956 as of December 31, 2025 (2024 - R$ 26,835).
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
14.4.3. Tax litigations
Between 2022 and 2025, the Group received tax assessment issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. As of December 31, 2025, the updated amount of the claims is R$ 265,816 (2024 - R$ 41,579).
14.5. Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2025 is R$ 16,652 (2024 - R$ 13,317), which are included in Other assets in the non-current assets.

Table of Contents	FORM 20-F 26FY25	F-73

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
15.    EQUITY
15.1. Authorized capital
On December 31, 2025 and 2024, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
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
The changes in the number of shares during 2025 and 2024 are summarized below:

	Number of shares
	Class A	Class B	Total

At December 31, 2023	295,498,750	18,748,770	314,247,520
Conversions	1,823,680	(1,823,680)	—
At December 31, 2024	297,322,430	16,925,090	314,247,520
Conversions	683,926	(683,926)	—
At December 31, 2025	298,006,356	16,241,164	314,247,520
15.3. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During the years presented, the Board of Directors approved programs to repurchase outstanding Class A common shares as detailed in the table below:

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of programs as of December 31, 2025
November-24	2,000,000	1,662,291	Program terminated by Board decision
May-25	2,000,000	1,946,049	Program terminated by board Decision
Dec-25	2,000,000	—	Authorized

Table of Contents	FORM 20-F 26FY25	F-74

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The table below presents movements of treasury shares:

	Shares	Amount	Average price (in R$)

December 31, 2023	(5,311,421)	(282,709)
Repurchase of shares (a)	(24,090,491)	(1,587,332)	64.53
Shares delivered under share-based payment instruments (b)	1,166,970	64,145	50.65
December 31, 2024	(28,234,942)	(1,805,896)
Repurchase of shares (a)	(40,290,099)	(2,987,034)	75.98
Shares delivered under share-based payment instruments (b)	3,182,188	201,642	66.93
December 31, 2025	(65,342,853)	(4,591,288)

(a)On December 31, 2025, the amount related to brokerage fees is R$ 9,836 (December 31, 2024 - R$ 1,506).
(b)Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx.
15.4. Premium received in options over own shares entered into a part of the repurchase program
In 2025, the Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the value paid in advance at inception of agreement. The premium received in the transaction of R$ 17,741 was recorded in a capital reserve under equity. The options that were exercised were transferred to treasury shares.
15.5. Incentive shares
In 2017, certain key employees were granted incentive shares, or Co-Investment Shares, which entitle participants to receive a cash bonus that they may, at their option, use to purchase a specified number of shares.
The Incentive Shares were subject to up to a 10-year lock-up period, after which the shares became free and clear for transfer. If a participant ceased employment for any reason prior to the end of the lock-up period, the Company had the right (but not the obligation) to acquire the shares for the price originally paid by the participant, less an applicable discount.
As of December 31, 2025, all lock-up restrictions related to the Co-Investment Shares had fully lapsed, and no Incentive Shares remained subject to lock-up.
15.6. Other comprehensive income
Other comprehensive income represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Group transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(50,494)	(38,910)
Accounts receivable from card issuers at fair value	(732,605)	(425,753)
Changes in the fair value of cash flow hedge - bond hedge	(97,319)	(125,532)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through OCI	291,623	291,623
Effects of hyperinflationary accounting	20,521	11,524
Total	(568,274)	(287,048)

Table of Contents	FORM 20-F 26FY25	F-75

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
16.2. Numerator of earnings (loss) per share
In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Net income attributable to controlling shareholders from continuing operations	2,360,693	2,016,384	1,549,289
Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289

	2025	2024 (Recasted)	2023 (Recasted)

Net income (loss) attributable to controlling shareholders from discontinued operations	(40,991)	(3,531,606)	42,776
Numerator of basic and diluted EPS from discontinued operations(a)	(40,991)	(3,531,606)	42,776

(a)There were no adjustments to the numerator for discontinued operations for the purpose of calculating diluted earnings per share.
In determining the numerator of diluted EPS from continuing operations, earnings attributable to the Group is allocated as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289
Adjustments for expenses (revenues) related to potential common shares included in the net income attributable to controlling shareholders (a)	—	—	(79,062)
Numerator of diluted EPS from continuing operations	2,360,693	2,016,384	1,470,227

(a)Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions. As of December 31, 2025 and 2024 the Company has no convertible instruments related to contingent consideration.

Table of Contents	FORM 20-F 26FY25	F-76

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
16.3. Basic and Diluted earnings (loss) per share
The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2025, 2024 and 2023 (in thousands except share and per share amounts):

	2025	2024 (Recasted)	2023 (Recasted)

Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289
Numerator of basic EPS from discontinued operations	(40,991)	(3,531,606)	42,776

Weighted average number of outstanding shares	266,656,003	301,514,333	312,574,647
Weighted average number of contingently issuable shares with conditions satisfied	203,602	180,846	12,941
Denominator of basic EPS from continuing and discontinued operations	266,859,605	301,695,179	312,587,588

Basic earnings per share from continuing operations - R$	8.85	6.68	4.96
Basic earnings (loss) per share from discontinued operations - R$	(0.15)	(11.70)	0.13

Numerator of diluted EPS from continuing operations	2,360,693	2,016,384	1,470,227
Numerator of diluted EPS from discontinued operations	(40,991)	(3,531,606)	42,776

Denominator of basic EPS from continuing and discontinued operations	266,859,605	301,695,179	312,587,588
Share-based instruments (a) (Note 16.3.1)	6,626,179	6,757,337	6,679,569
Denominator of diluted EPS from continuing and discontinued operations	273,485,784	308,452,516	319,267,157

Diluted earnings per share from continuing operations - R$	8.63	6.54	4.61
Diluted earnings (loss) per share from discontinued operations - R$ (b)	(0.15)	(11.45)	0.13

(a) Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
(b)For discontinued operations, the denominator of diluted EPS is consistent with that of continuing operations, as dilution is assessed based on the denominator from continuing operations.
16.3.1. Detail of potentially issuable common shares for purposes of Diluted EPS
For the year ended December 31, 2025, 2024 and 2023, the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	2025	2024	2023

Shares issuable under share-based payment plans for which performance conditions have already been met	13,267,501	13,620,849	13,578,978
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,773,927)	(7,128,723)	(8,944,168)
Other total weighted average shares potentially issuable for no additional consideration	132,605	265,211	2,044,759
Share-based instruments	6,626,179	6,757,337	6,679,569

Table of Contents	FORM 20-F 26FY25	F-77

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
17.1.1.1. Transaction activities and other services
For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit, Pix QR Code and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognizes the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.
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
•The Group has no latitude to establish the assessment and interchange fees applied to card issuers and payment scheme networks. The Group has the right to increase its merchant discount rate to protect its net commission when interchange and assessment fees are increased by payment scheme networks, or when other factors affects the Group's profitability;
•The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and
•The Group does not bear the credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks, which guarantee the settlement of processed transactions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

Table of Contents	FORM 20-F 26FY25	F-78

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
•Fees charged to customers for services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange as fees from transactions on other networks using credit and debit card issued by the Group), and money-out volumes (transfers made under products such as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transaction date.
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

Table of Contents	FORM 20-F 26FY25	F-79

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
17.1.1.4. Costs to obtain and fulfill a contract
The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2025, the Group had a carrying amount of R$ 200,179 (2024 – R$ 227,799) recognized under Other assets and R$ 13,605 (2024 – R$ 5,830 and 2023 – R$ 25,895) as amortization recognized in the statement of profit or loss.
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
Loans classified as Stage 1 or 2 have interest income recognized by applying the EIR to the gross carrying amount of the asset. Once loans are classified as Stage 3, differently from Stage 1 or 2, interest income is recognized by applying the EIR to the amortized cost balance (net of the corresponding allowance for expected credit losses) rather than to the gross carrying amount. As Stage 3 loans are fully provisioned, the amortized cost is zero, resulting in no interest income recognition at this stage. If a loan impaired is subsequently cured, it is transferred from Stage 3, back to Stage 2 or Stage 1, previously unrecognized interest is recognized in profit or loss.
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
•When the amounts receivable or payable are stated with the amount of sales taxes included.

Table of Contents	FORM 20-F 26FY25	F-80

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
(c)INSS is a social security charge usually levied on employees' wages. Companies in some economic sectors can calculate INSS based on their revenues. The subsidiaries Hiper, Buy4, Vitta Tecnologia em Saúde S.A. and Questor have this option to pay INSS at a rate of 4.50% on gross revenue when this is a more favorable basis compared to social security tax on payroll regime.
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
The Group has recognized revenue to those membership fees in the amount of R$228,403 in 2025 (2024 - R$ 124,811). As of December 31, 2025 the Group billed R$ 166,245 in membership fees (December 31, 2024 - R$ 286,266).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 46,827 of registry business fee in 2025 (2024 - R$ 54,106 and 2023 - R$ 113,897)

Table of Contents	FORM 20-F 26FY25	F-81

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
18.    EXPENSES BY NATURE

	2025	2024 (Recasted)	2023 (Recasted)

Personnel expenses (Note 20.3)	2,676,511	2,416,099	2,130,860
Transaction and client services costs (a)	1,689,001	1,301,837	1,049,673
Marketing expenses and sales commissions (b)	1,030,925	874,947	668,017
Depreciation and amortization (Note 10.4)	912,401	775,478	715,510
Third party services	247,908	223,017	213,652
Other	325,555	312,844	144,565
Total	6,882,301	5,904,222	4,922,277

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(b)Refers to marketing and advertising expenses as well as commissions paid to sales related partnerships.
19.    FINANCIAL EXPENSES, NET

	2025	2024 (Recasted)	2023 (Recasted)

Finance cost of sale of receivables (Note 22.2.2)	2,041,529	2,544,359	3,195,130
Cost of bond	190,919	263,691	402,229
Other interest on borrowings and financing	1,731,959	789,562	297,302
Foreign exchange gains	13,138	(19,381)	(15,226)
Other (a)	501,721	82,003	76,729
Total	4,479,266	3,660,234	3,956,164

(a)The amount refers substantially to fair value adjustments on swap derivatives used as hedges for the Group’s financing activities, receivables and credit portfolio.
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

Table of Contents	FORM 20-F 26FY25	F-82

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
The Group uses the following methodologies to estimate fair value:
•estimation of fair value based on equity transactions with third parties close to the grant date; and
•other valuation techniques including option pricing models such as Black-Scholes;

Table of Contents	FORM 20-F 26FY25	F-83

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.
20.3. Employee benefits expenses

	2025	2024 (Recasted)	2023 (Recasted)

Wages and salaries	1,650,587	1,521,811	1,337,002
Social security costs	461,911	428,567	342,900
Profit-sharing and annual cash bonus	290,067	252,289	215,062
Share-based payments	273,946	213,432	235,896
	2,676,511	2,416,099	2,130,860
20.4. Share-based payment plans
As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).
The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,900 employees (approximately 13.10% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (approximately 1.38% of total employees) currently have instruments outstanding.
While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Group level performance goals. Whereas all PSUs vesting are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.
On December 31, 2025, 42,238 vested RSUs were pending settlement by issuance of shares (December 31, 2024 - 24,686).
The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2025, 2024 and 2023.

	Equity
	RSU	PSU	Options	Total
Number of shares
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,649,962	1,329,735	—	4,979,697
Vested	(1,340,877)	—	—	(1,340,877)
Cancelled	(2,034,864)	(3,743,400)	(1,386)	(5,779,650)
Balance as of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted	3,629,942	640,354	—	4,270,296
Vested (a)	(3,999,983)	—	—	(3,999,983)
Cancelled	(1,026,782)	(291,814)	—	(1,318,596)
Balance as of December 31, 2025	11,306,955	6,239,923	43,773	17,590,651

(a)The Group delivered 3,049,942 treasury shares for the plan beneficiaries after withholding taxes.

Table of Contents	FORM 20-F 26FY25	F-84

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
20.4.1. Restricted share units ("RSU")
RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 1.7 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.
Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value (a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018(b)	From 4 to 9 years of service	R$ 88.80	0.78	590,781
2019	From 5 to 10 years of service	R$ 136.08	1.17	3,408
2020	From 5 to 10 years of service	R$ 163.18	3.12	112,403
2021	From 1 to 10 years of service	R$ 348.49	2.81	468,284
2022	From 1 to 10 years of service	R$ 49.56	1.15	2,760,168
2023	From 1 to 9 years of service	R$ 52.22	1.20	1,553,577
2024	From 1 to 8 years of service	R$ 76.50	1.76	2,492,156
2025	From 1 to 5 years of service	R$ 54.86	2.27	3,326,178
				11,306,955

(a)Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
(b)All performance conditions related with this grant were already satisfied.
20.4.2.    Performance share units ("PSU")
PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 2.3 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) and internal financial metric for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.
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

Table of Contents	FORM 20-F 26FY25	F-85

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value		Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards

2022	From 1 to 5 years of service and achievement of a specified TSR	R$	2.71	76.5% to 83.3%	2.18%to 4.34%	2.17	3,548,762
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$	4.06	73.8% to 83.4%	3.95% to 5.60%	2.22	842,481
2024	From 1 to 5 years of service and achievement of a specified TSR	R$	11.64	42.7% to 77.9%	3.72% to 5.32%	2.70	1,223,892
2025	From 1 to 5 years of service and achievement of a specified TSR	R$	6.33	55.0% to 67.3%	3.35%% to 4.11%	2.65	624,788
							6,239,923
20.4.3. Options
The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.
Information on the stock options is summarized as follows (amounts in R$ and in USD):

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Weighted average remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	50.00%	2.7	17,077	USD 24.00	38,613
2019	From 3 to 5 years of service	R$ 81.71	69.80%	0	5,160	USD 30.00	5,160
							43,773
20.4.4. Share-based payment expenses
The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$273,946 (2024 - R$ 213,432 and 2023 - R$ 235,896).
20.5. Labor and social security liabilities

	December 31, 2025	December 31, 2024

Accrued annual payments and related social charges	471,438	494,706
Labor liabilities and related social charges	147,795	123,154
Total labor and social security liabilities	619,233	617,860
Current	536,364	578,345
Non-current	82,869	39,515

Table of Contents	FORM 20-F 26FY25	F-86

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
21.    TRANSACTIONS WITH NON-CONTROLLING INTERESTS
During the year ended December 31, 2025, the main transactions of non-controlling interests with the controlling shareholders were: (i) exchange differences on translation of foreign operations of Reclame Aqui R$ (353), (2024- R$ (606) 2023 – R$ (825)), (ii) equity transaction related to put options over non-controlling interest of Reclame Aqui R$ (9,563) (2024 R$ 1,028, 2023 – R$ (3,904)), (iii) equity transaction with non-controlling interests of APP Sistemas R$ 5,373 (2024 R$ nil, Cappta 2023 – R$ 49) (iv) dividends paid to shareholders Simplesvet and Questor R$ (17,663), (2024 - R$ (10,454) 2023 – R$ (5,983)), (v) Sale of subsidiary Simplesvet R$ (8,794) and (vi) Share-based payments R$ nil (2024 – R$ nil 2023 - Cappta R$ (114)).
22.    OTHER DISCLOSURES ON CASH FLOWS
22.1. Non-cash transactions
22.1.1. Operating activities

	2025	2024	2023

Changes in the fair value of accounts receivable from card issuers at FVOCI	(502,502)	(117,097)	98,283
Fair value adjustment on equity instruments at FVOCI	—	1,623	1,912
22.1.2. Investing activities

	2025	2024	2023

Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	61,455	140,784	67,417
22.1.3. Financing activities

	2025	2024	2023

Unpaid consideration for acquisition of non-controlling shares	425	579	725
22.2. Items breakdown
22.2.1. Fair value adjustment in financial instruments at FVPL

	2025	2024	2023

Fair value adjustment on loans designated at FVPL	—	—	(127,137)
Adjustment on FIDC and bank borrowings designated for fair value hedge	(187,209)	437,347	—
Fair value adjustment on equity securities designated at FVPL	(8,043)	4,131	30,574
Fair value adjustment in financial instruments at FVPL	(195,252)	441,478	(96,563)
22.2.2. Interest income received, net of costs

	2025	2024	2023

Interest income received on prepayment of accounts payable to clients	9,395,387	7,122,635	5,962,063
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(2,041,529)	(2,544,359)	(3,195,130)
Interest income received, net of costs	7,353,858	4,578,276	2,766,933

Table of Contents	FORM 20-F 26FY25	F-87

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
22.2.3. Purchases and construction of property and equipment

	2025	2024	2023

Additions of property and equipment (Note 10.3)	(759,938)	(863,937)	(656,876)
Additions of right of use (IFRS 16) (Note 10.3)	61,454	107,390	33,254
Payments from previous year	(57,413)	(65,348)	(176,835)
Purchases unpaid at year end	50,332	57,413	65,348
Prepaid purchases of POS	—	—	(1,135)
Purchases and construction of property and equipment	(705,565)	(764,482)	(736,244)
22.2.4. Purchases and development of intangible assets

	2025	2024	2023

Additions of intangible assets (Note 11.3)	(498,136)	(531,570)	(515,740)
Additions of right of use (IFRS 16) (Note 11.3)	1	33,394	34,163
Payments from previous year	(5,015)	(14,117)	(6,593)
Purchases unpaid at year end	3,739	5,015	14,117
Service and operating rights	16,418	—	—
Purchases and development of intangible assets	(482,993)	(507,278)	(474,053)
22.2.5 Proceeds from the disposal of non-current assets

	2025	2024	2023

Net book value of disposed assets (Notes 10.3 and 11.3)	291,703	118,414	96,664
Net book value of disposed Leases	(34,473)	(4,623)	(21,225)
Gain (loss) on disposal of property and equipment, and intangible assets	9,472	(29,365)	(66,200)
Software business goodwill impairment loss	(157,991)	—	—
Disposal of Pinpag property and equipment, and intangible assets, including goodwill	—	(59,176)	—
Disposal of Simplesvet property and equipment, and intangible assets	(20,585)	—	—
Disposal of corporate assets	(41,865)	—	—
Disposal of Cappta property and equipment, and intangible assets	—	—	1,767
Outstanding balance	(46,259)	(23,504)	(10,470)
Proceeds from disposal of non-current assets	2	1,746	536
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

Table of Contents	FORM 20-F 26FY25	F-88

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
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
23.3. APP acquisition
On April 4, 2025, after buying shares from selling shareholders with significant voting power, the Group obtained control of APP with a 45.96% equity interest. APP was previously an associate and accounted for under the equity method. Immediately prior to the acquisition, the Group held an equity interest of 19.70% in APP which was acquired on August 20, 2021. APP is an unlisted company based in the State of São Paulo, Brazil, that develops an integrated solution of management, focused mainly on the hospitality segment.

Table of Contents	FORM 20-F 26FY25	F-89

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.1.    Financial position of the businesses acquired
The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.
23.3.1.1. APP Sistemas

Fair value	APP (as of April 4, 2025) (a)

Cash and cash equivalents	3,740
Trade accounts receivable	912
Recoverable taxes	180
Property and equipment	205
Intangible assets - Customer relationship(b)	5,321
Intangible assets - Software(b)	6,498
Other assets	117
Total assets	16,973

Trade accounts payable	245
Labor and social security liabilities	967
Deferred tax liabilities	3,225
Taxes payable	544
Dividends payable	2,000
Other liabilities	50
Total liabilities	7,031

Net assets and liabilities (a)	9,942
Consideration paid	15,406
Goodwill	5,464

(a)Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final.
(b)The Group carried out a final fair value assessment of the assets acquired in the business combination, as specified in the items (a) above, having identified customer relationship, and software as intangible assets.
23.3.2.    Consideration paid

APP

Cash consideration paid to the selling shareholders	5,734
Previously held equity interest in the acquire, at fair value (a)	4,300
Non-controlling interest in the acquiree	5,372
Total	15,406

(a)Refers to the interest in APP' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 1,986 for the remeasurement of the previously held 19.8% interest in APP to fair value, of R$ 4,300, compared to its carrying amount, of R$ 2,314.
24.    SUBSEQUENT EVENTS
On July 21, 2025, the Group entered into an agreement to sell its Software Businesses (as defined in Note 1.1), resulting in their classification as assets held for sale. The transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026, and completed on February 27, 2026. The total amount received was R$ 3,272,193, and the final accounting effects of the disposal will be recognized in 2026.

Table of Contents	FORM 20-F 26FY25	F-90